UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

TONGYANG Life Insurance Co., Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)

Woori Financial Group Inc.

(Name of Person(s) Furnishing Form)

Common Shares of TONGYANG Life Insurance Co., Ltd.

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Daigou Sung

TONGYANG Life Insurance Co., Ltd.

Gran Seoul Building

33, Jong-ro, Jongno-gu

Seoul 03159, Korea

(Tel) +82-2-728-9517

with a copy to:

Jinduk Han, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

Foreign Legal Consultant Office

19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul 04539, Korea

(Tel) +82-2-6353-8020

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Prospectus, dated July 16, 2026, attached hereto as Exhibit 1.

(b)	Not applicable

Item 2.	Informational Legends

A legend in compliance with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Woori Financial Group Inc. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jeong-Soo Lee

(Signature)

Jeong-Soo Lee, President

(Name and Title)

Woori Financial Group Inc.

July 16, 2026

(Date)

Exhibit 1

Important information

This exchange offer involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

PROSPECTUS

SUMMARY INFORMATION

I. Key Investment Risks

The key investment risks set forth below are a concise summary of only the material risk factors described in the body of this Registration Statement, provided to enhance investors’ understanding. For detailed information regarding investment risk factors, please refer to “Part I. OVERVIEW [of the merger, etc.] — VI. Investment Risk Factors” of this Registration Statement.

Business Risks

[Business Risks of Woori Financial Group Inc., the Wholly-Owning Parent Company]

A. Risks Relating to the Competitiveness and Operating Results of the Financial Holding Company’s Subsidiaries

The Wholly-Owning Parent Company is a financial holding company established under the Financial Holding Companies Act (the “FHCA”). Under applicable laws, financial holding companies such as the Wholly-Owning Parent Company are prohibited from engaging in any profit-making business other than the management of subsidiaries, including the provision of financial support to subsidiaries, equity investments in subsidiaries and the management thereof, and activities incidental thereto. Accordingly, dividends and other distributions from subsidiaries constitute its principal source of income. Accordingly, the competitive factors of a financial holding company are directly linked to the competitiveness of its subsidiaries within their respective industries. The Wholly Owning Parent Company is engaged in financial businesses, including banking through its principal banking subsidiary, as well as insurance, credit card, capital financing, financial investment (securities), asset management and real estate trust businesses. If efficient management of the subsidiaries by the Wholly-Owning Parent Company is not achieved in the future, it may adversely affect the overall business conditions of the Wholly-Owning Parent Company, and the competitiveness and operating performance of its subsidiaries may directly affect the competitiveness and profitability of the Wholly-Owning Parent Company. In order to assess the business risks of the Wholly-Owned Parent, a comprehensive review of the operating status of the Subsidiary is necessary, and Investors are advised to take note of this matter.

B. Risks Arising from Changes in the Regulatory Regimes

The financial services industry is a key sector of the national economy and a highly regulated industry, and is therefore significantly affected by the regulations and policies of financial regulatory authorities and the government. Therefore, the Wholly-Owning Parent Company and its subsidiaries are exposed to risks of fluctuations in profitability arising from changes in the business environmental and regulatory developments; accordingly, investors are advised to take into account not only the competitiveness of the individual subsidiaries but also the overall external environment, including macroeconomic conditions and the government’s regulatory environment, when making investment decisions.

C. Risks Arising from Changes in Domestic and International Financial Markets

Risks arising from uncertainty in domestic and international economic conditions have a significant impact on the financial industry, and the financial services industry is directly and indirectly affected by such risks. The Group, including the Wholly-Owning Parent Company, is significantly affected by changes in domestic and international financial markets. As a result, volatility in interest rates, exchange rates, bond and equity prices and other market factors may directly or indirectly affect the business of the Wholly-Owning Parent Company. Investors are advised to take this into consideration.

D. Risks Arising from an Increase in the Double Leverage Ratio

The Double Leverage Ratio refers to the ratio of a financial holding company’s total equity investments in its subsidiaries to its equity capital. Any amount exceeding 100% represents equity investments financed through borrowings by the holding company, and the level recommended by the financial authorities is 130% or less. If the Double Leverage Ratio exceeds 130%, which is the supervisory authority’s recommended threshold, the financial holding company may be adversely affected in its management condition evaluation.

The average Double Leverage Ratio of domestic financial holding companies was 115.66% as of the end of 2025 (106.88% for the Wholly-Owning Parent Company as of the end of 2025). However, given the capital structure of the financial holding company, which is heavily dependent on dividends from its core subsidiaries, there is a risk that it may become subject to regulatory sanctions if its Double Leverage Ratio exceeds 130%, the level recommended by the financial authorities, as a result of factors such as future expansion of its business through M&A, uncertainty in the financial markets and the trend toward strengthened government regulation. Investors are advised to take this into consideration.

E. Risks Arising from Intensified Competition Resulting from the Restructuring of the Financial Industry

Financial companies are pursuing mergers and acquisitions to achieve greater scale, diversification and operating synergies, and, as the financial industry undergoes restructuring, competition is expected to intensify further. In May 2024, the Financial Services Commission approved the conversion of Daegu Bank (currently iM Bank), a regional bank, into a commercial bank, which is expected to intensify competition among commercial banks. Investors are advised to note that such changes may adversely affect the profitability of financial holding companies, including the Wholly-Owned Parent Company.

F. Risks Associated with Personal Information

As incidents involving the leakage of personal information continue to occur in the financial sector, and attempts by external parties to gain unauthorized access to customer information held by financial institutions, including the Wholly-Owned Parent Company, are expected to persist, strengthened internal security measures through robust internal control procedures are required to protect customer information. In May 2024, the Financial Supervisory Service conducted an inspection of Woori Card, a subsidiary of the Wholly-Owned Parent Company, in connection with a personal information leakage incident. In March 2025, the Personal Information Protection Commission imposed an administrative fine of approximately KRW 13.4 billion on Woori Card for violations of the Personal Information Protection Act. Meanwhile, according to a press report published in July 2025, certain insurance companies were reported to have been subject to administrative fines for violations of the Credit Information Act. Accordingly, ongoing monitoring of related developments will be required.

Meanwhile, Woori Bank, a subsidiary of the Wholly-Owning Parent Company, experienced an incident on June 30, 2026, in which 17,551 customers’ personal information, which had been arbitrarily retained by an external software development vendor that had carried out the NFT platform development project, was leaked due to the vendor’s negligence. As of the date of submission of this amended securities registration statement, it has been confirmed that there have been been no cases in which the leaked information has been disseminated online or offline or otherwise misused. Although this incident arose during the management of an outsourced service provider responsible for personal information processing, depending on the results of investigations by the relevant authorities, additional costs may be incurred in the future in connection with administrative sanctions under applicable laws and regulations, damages, litigation, increased investment in information security, and the strengthening of internal control systems, Investors should be aware that, in the event of an information breach, the Wholly-Owning Parent Company and its wholly-owned subsidiaries could suffer reputational damage, incur costs associated with damage claims, and experience reduced revenue due to customer attrition.

G. Risks Arising from the Emergence and Growth of the Fintech Industry

Driven by the development of innovative technologies associated with the Fourth Industrial Revolution, fintech (financial + technology), a new form of financial service that combines finance and technology, is fundamentally transforming the structure of the financial industry. Accordingly, the government announced the “Plan for Revitalizing the Fintech Industry” at the Third Ministerial Meeting on Regulatory Reform in May 2015, and subsequently announced additional measures to provide institutional support for fintech companies, including related regulatory reforms, such as the “Plan for Revitalizing Fintech Innovation” in March 2018, the “Strategy for Promoting Financial Innovation through Fintech Revitalization” in January 2019, and the “Strategy for Promoting Fintech Scale-Up” in December 2019.

In January 2020, amendments to the three data-related Acts (the Personal Information Protection Act, the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., and the Credit Information Use and Protection Act) were passed by the plenary session of the National Assembly and entered into force in August 2020. With the advent of the “MyData” era under the Enforcement Decrees of the three data-related Acts, personal information may be provided to fintech companies and other entities with customers’ consent, necessitating the implementation of industry-wide measures and the establishment of business strategies in response thereto. The emergence of the fintech industry has created opportunities for existing banks to provide new financial services utilizing such technology; however, as non-financial companies are now also able to enter the fintech market, financial holding companies may face reduced profitability as a result of increased competition in the evolving financial environment. Investors are advised to exercise caution in this regard.

H. Risks Arising from the Launch of Internet-Only Banks

The Financial Services Commission announced its policy direction for deregulation relating to internet-only banks in June 2015 and, as of the date immediately preceding the filing date of this Registration Statement, had granted licenses to three internet-only banks, while currently pursuing the licensing of a fourth internet-only bank. While the introduction of Internet-only banks may have positive effects, such as cost savings for Internet banks and enhanced product development by existing financial institutions, increased competition may result in decreased market share, reduced price competitiveness and lower profitability for existing commercial banks. Investors are advised to consider this risk when making an investment decision.

I. Risks Arising from Enhanced Anti-Money Laundering Requirements

Anti-money laundering requirements applicable to financial institutions are being strengthened both domestically and internationally. In recent years, examinations conducted by Korean financial authorities, similar to those conducted by international organizations and U.S. financial regulatory authorities, have increasingly focused on evaluating the substantive operational effectiveness of anti-money laundering systems rather than mere formal compliance. The assessment results are directly linked to the external competitiveness of the financial industry and therefore constitute a risk factor for financial institutions, and the strengthening of sanctions by major countries may adversely affect the soundness of financial institutions subject to anti-money laundering regulations.

Meanwhile, beginning in January 2019, the Financial Action Task Force (FATF) conducted a mutual evaluation (the “Mutual Evaluation”) of Korea’s anti-money laundering and counter-terrorist financing regime and published its Mutual Evaluation Report on Korea on April 16, 2020. The results of such Mutual Evaluations are widely used by credit rating agencies and other institutions as a measure of the transparency of the financial and judicial systems of the relevant countries. The results of Korea’s Mutual Evaluation placed Korea in the category of “Enhanced Follow-Up,” the same category as the United States, Australia, Canada, Singapore and China. Korea was also assessed as having a sound understanding of money laundering and terrorist financing risks and as achieving positive outcomes based on robust legal and institutional frameworks. Based on the assessment results, Korea is subject to follow-up monitoring by the FATF. If Korea receives an unfavorable assessment during such follow-up monitoring or in a future Mutual Evaluation, Korea’s international creditworthiness, the financing costs of exporting companies and correspondent banking relationships may be adversely affected. Investors are advised to take this into consideration.

[Business Risks of Tongyang Life Insurance Co., Ltd., a Wholly-Owned Subsidiary]

A. Risks Arising from Economic Fluctuations

The life insurance industry is a domestic industry that is highly sensitive to household disposable income and macroeconomic indicators. According to the Bank of Korea (February 2026), Korea’s economic growth rate for 2026 is projected to be 2.0%, up 1.0 percentage point from 1.0% in the previous year, driven by strong exports of key IT industry products. However, the growth trajectory remains highly uncertain, as economic growth is expected to moderate again to 1.8% in 2027. Furthermore, the IMF (April 2026) revised downward its forecast for global economic growth in 2026 to 3.1% from 3.4% in the previous year, reflecting heightened protectionism and geopolitical risks. Such domestic and global economic downturns are likely to reduce real household income, which may lead to higher insurance policy lapse rates and reduced demand for new insurance contracts. In particular, under the IFRS 17 and K-ICS regimes, the volatility of capital and earnings resulting from macroeconomic fluctuations has increased significantly compared to the past due to the mark-to-market valuation of assets and liabilities. Accordingly, investors are advised to carefully consider the adverse effects that domestic and international economic fluctuations may have on the financial soundness and operating performance of the life insurance industry.

B. Risks Arising from Intensified Competition in the Life Insurance Industry

The life insurance industry has high regulatory barriers to entry, including a minimum capital requirement of KRW 30 billion for engaging in a comprehensive life insurance business. However, as of January 2026, 22 life insurers were competing intensely in the market. While an oligopolistic market structure persists, with the top three insurers by premium income in 2025 (Samsung, Hanwha and Kyobo) accounting for 50.6% of the market, competition for market leadership has intensified as the market share of domestic small- and medium-sized insurers has expanded to 37.4%, driven by the aggressive business expansion of financial holding company affiliates. In particular, following the introduction of IFRS 17, the “Big Blur” phenomenon—whereby the distinction between life insurers and non-life insurers has become increasingly blurred in the third-sector insurance market, including health and accident insurance—has accelerated as insurers seek to secure Contractual Service Margin (CSM), a key indicator of future profitability. Furthermore, the growing influence of GA (General Agency) channels and the entry of big tech companies into insurance comparison and recommendation services have further intensified competition for distribution leadership, and the industry has continued to exhibit a low-growth profile, with an operating asset yield of 3.29% and an ROA of 0.53% as of 2025. Excessive acquisition expenses incurred to expand the share of CSM from new business may impair short-term profitability and increase volatility in future earnings. Accordingly, investors are advised to carefully consider the adverse effects that the intensified competitive environment may have on the financial performance of life insurance companies.

C. Risks Relating to the Ability to Obtain Funding for Investments

The life insurance industry is a capital-intensive sector that manages substantial assets and bears long-term insurance payment obligations. With the full implementation of IFRS 17 and the new solvency regime (K-ICS) in 2023, insurers’ required capital increased significantly, making capital strengthening and the ability to secure investment funding key elements of business competitiveness. Indeed, the industry’s issuance of capital securities reached as much as approximately KRW 7.05 trillion in a single year (2024) during the period from 2021 to 2025, reflecting persistent funding pressures. In addition, upward pressure on interest rates and widening credit spreads may increase interest expense burdens, resulting in negative carry and a deterioration in profitability. In particular, with the mandatory requirement to maintain a “Core Capital K-ICS Ratio” of 50% taking effect from 2027, it may become increasingly difficult to improve solvency ratios through the issuance of subordinated bonds, which qualify as supplementary capital. Furthermore, due to the market practice of exercising early redemption rights five years after issuance,a significant volume of call dates is expected to arise from 2025 onward, making refinancing in a high-interest-rate environment a significant challenge that may test financial flexibility. Furthermore, credit differentiation and funding polarization risks arising from concerns over distressed real estate project financing (PF) exposures and overseas commercial real estate are further increasing capital-raising costs for insurers with weaker financial profiles, thereby entrenching polarization within the industry. Investors should note that, in such an environment, failure to raise capital at an appropriate time and on favorable terms may result in a decline in solvency ratios and credit rating downgrades, which in turn may constrain business expansion and weaken competitive positioning.

D. Risks Associated with New Investments

The life insurance business simultaneously possesses the characteristics of an asset management business that generates returns by investing long-term insurance premiums collected from customers in government and public bonds, equities, alternative investments and other assets. Accordingly, the success or failure of the substantial volume of new investments made each year has a direct impact on insurers’ investment margins and financial soundness. As of the first half of 2026, amid an environment of global geopolitical risks and delayed interest rate declines attributable to elevated inflation, competition to secure suitable investment opportunities capable of offsetting the liability burden of legacy low-interest-rate products has intensified. Should appropriate investments fail to be made in a timely manner, a decline in the yield on invested assets may result in negative spread risk. In particular, investments in real estate, which have been expanded to enhance returns, amounted to approximately KRW 112 trillion as of 2025, representing 14.4% of total assets under management. However, the risk of impairment of newly acquired assets and the potential for principal losses have increased compared to the past due to the delayed recovery of the domestic real estate market, the implementation of more stringent PF Business Feasibility Assessment Guidelines and the risk of value declines resulting from rising vacancy rates in overseas commercial real estate. In addition, under the K-ICS regime, the required capital (capital charge) associated with investments in risk assets may increase significantly, resulting in a decline in solvency ratios. Accordingly, if only conservative investments are made in order to maintain soundness indicators, long-term profit-generating capacity may be impaired. Furthermore, under IFRS 17, asset-liability duration matching (ALM) has become increasingly important due to the market-value valuation of liabilities, and any duration mismatch arising from an insufficient supply of long-term bonds may increase the volatility of net asset value resulting from interest rate fluctuations, thereby undermining financial stability. In conclusion, investors should be aware that macroeconomic uncertainty, the deterioration in the soundness of the alternative investment market and stringent capital regulations are narrowing the range of available investment opportunities. Furthermore, should an insurer acquire distressed assets or fail to achieve appropriate ALM matching, this may lead not only to temporary deterioration in earnings but also to a long-term decline in solvency, and investors are advised to carefully consider such risks.

E. Inherent Risks of the Life Insurance Industry

The life insurance industry is exposed to core risks, including insurance risks encompassing insurance pricing, reserve adequacy and interest rate risk, asset management risks primarily related to market and credit risk, and liquidity risk arising from asset-liability maturity mismatches. In particular, as the industry’s assets under management increased to KRW 824.099 trillion as of January 2026 (up 5.63% from the same period of the previous year), the importance of managing market and credit risks arising from external volatility has increased further. Given the industry’s high proportion of long-term products, the burden of negative spreads arising from legacy high-interest guaranteed contracts continues to persist. Although the industry’s liquidity ratio stood at 555.0% as of September 2025, reflecting stable cash flows, heightened interest rate volatility resulting from geopolitical risks and changes in the trade environment may continue to exert downward pressure on profitability and capital adequacy. In particular, under the IFRS 17 framework, cash flow distortions and asset disposal risks that may arise from a decline in new business or an increase in lapse rates are factors that may adversely affect the creditworthiness and business competitiveness of life insurance companies. Accordingly, investors are advised to pay due attention to whether such risk factors are being appropriately monitored and managed.

F. Risks Arising from Slowing Growth in the Life Insurance Industry

The Korean life insurance market maintained a high average annual growth rate of 10.5% through the late 2000s, driven by the expansion of protection-type and savings-type insurance products. However, after experiencing volatility during the 2008 global financial crisis, when the growth rate fell to approximately -2.0%, the market has entered a mature stage in which a low-growth trend has become firmly entrenched due to demographic changes. In 2022, the life insurance industry recorded temporary growth of 11.1% attributable to product diversification; however, it experienced fluctuations in 2023, including a sharp decline of 15.3% in premium income due to changes in accounting standards (IFRS 17), among other factors. Notwithstanding a partial recovery in premium income in 2024 (KRW 113.4 trillion, +0.9%) and 2025 (KRW 127.5 trillion, +12.4%), such recovery was largely attributable to temporary inflows from retirement pension products and similar sources. According to the Insurance Research Institute’s “2026 Insurance Industry Outlook,” total life insurance premium income in 2026 is projected to grow by only 1.0% in 2026 (to approximately KRW 125.3 trillion). Specifically, protection insurance is expected to demonstrate robust demand with growth of 7.6%, whereas savings insurance (-4.8%), variable insurance (-2.3%) and retirement pensions (-7.8%) are anticipated to experience concurrent negative growth, thereby impeding market expansion. Consequently, the inexorable demographic and social structural changes—namely, the decline in the core customer base in their 30s and 40s due to low birth rates and population aging, coupled with the increase in single-person households—fundamentally constrain the creation of new insurance demand. Investors should note that, should the domestic insurance industry experience stagnation or negative growth as a result of macroeconomic uncertainty, the business foundation and medium- to long-term growth prospects of life insurance companies may likewise be directly adversely affected.

G. Risks Arising from Deteriorating Profitability in the Life Insurance Industry

The life insurance industry entered a medium- to long-term low-growth phase following its rapid growth in the 2000s, with premium income declining significantly by 15.3% from KRW 132.7 trillion at the end of 2022 to KRW 112.4 trillion at the end of 2023. However, the industry has shown a gradual recovery, recording premium income of KRW 113.4 trillion in 2024 (an increase of 0.9%) and KRW 60.2 trillion in the first half of 2025 (an increase of 10.43%). As of January 2026, monthly premium income amounted to approximately KRW 11.6 trillion, comprising KRW 7.2 trillion attributable to the general account and KRW 4.5 trillion attributable to the separate account. In particular, sales of highly profitable protection-type insurance products, such as health and accident insurance, have been driving growth since the introduction of IFRS 17. However, limitations on the creation of new demand resulting from demographic changes and persistent uncertainty arising from intensified competition among financial institutions in the retirement pension market continue to remain. Furthermore, premium income from variable insurance products remained largely stagnant, increasing only from KRW 12.2 trillion in 2023 to KRW 12.3 trillion in 2024 due to fluctuations in the investment environment and declining consumer confidence, highlighting the volatility inherent in this product segment. Accordingly, investors should be fully cognizant of the characteristics of the industry, in which opportunities such as growing interest in retirement income coexist with risks arising from uncertainty in the financial markets.

H. Risks Arising from Competition Among Distribution Channels

The life insurance industry is already a saturated market, and as life insurers face limitations in developing differentiated products, sales strategies, the ability to attract and retain highly qualified personnel and brand recognition have emerged as key competitive factors. In this environment, competition to secure key talent, including actuaries and risk management specialists, in response to the implementation of IFRS 17 and K-ICS and the strengthening of Core Capital regulations beginning in 2027, has expanded into intense recruitment competition not only with other insurers but also with banks, securities firms and fintech companies, resulting in rising personnel costs and declining profitability across the industry. In particular, as of 2025, financial institution insurance agency (bancassurance) channels accounted for 61.9% of total premium income, maintaining an overwhelming position. However, as market leadership rapidly shifts to GA (general agency) channels that offer and compare multiple insurance products, and the number of GA-affiliated agents (262,470) exceeded the number of exclusive insurance company agents (216,382) as of the end of 2025, the risk of rising expense ratios persists due to excessive recruitment incentives and other costs incurred to attract high-performing agents. In response, the expanded “1,200% Rule,” which now includes recruitment incentives and sales incentives within its scope, is scheduled to take effect in July 2026, raising the possibility that insurers’ aggressive sales activities may be constrained. Furthermore, notwithstanding the risks of weakened control and mis-selling incidents arising from the establishment of sales subsidiaries aimed at improving cost efficiency (the separation of manufacturing and distribution) and investments in the advancement of AI-based digital channels, the life insurance industry remains highly dependent on traditional sales methods, with face-to-face solicitation accounting for 99.2% as of the end of 2025. Such heavy reliance on conventional sales practices, coupled with the anticipated decline in the inflow of new sales personnel resulting from demographic changes, constitutes a structural risk factor that may weaken the financial resilience and business foundation of the life insurance industry as a whole. Investors are therefore advised to fully consider the adverse effects that intensified competition for resources and the rapid transformation of the distribution channel environment may have on the medium- to long-term competitiveness and operating performance of life insurance companies.

I. Risks Arising from Intensified Competition within the Life Insurance Industry

As the domestic life insurance market has entered a “zero-sum” phase in which overall growth has stagnated due to demographic changes and market saturation, aggressive competition for market share to secure CSM (Contractual Service Margin) has intensified among financial holding company affiliates and small- and medium-sized insurers, notwithstanding the well-established oligopolistic market structure in which the top three insurers—Samsung, Hanwha and Kyobo—account for 52.5% of the individual insurance market and 95.2% of the group insurance market based on premium income. In particular, since the introduction of IFRS 17, the industry has concentrated its efforts on the third-sector insurance market (covering illness, cancer, nursing care, etc.), which contributes significantly to the Contractual Service Margin (CSM), a key indicator of future profitability. This has led to intensified so-called “coverage competition,” characterized by expanded coverage and increased diagnostic benefits. Although the aggregate claim payout ratio of life insurers stood at 78.44% as of the end of 2025, reflecting an improvement from 102.57% in 2022, risks associated with changes in actuarial assumptions resulting from the expansion of sales of no-lapse and low-lapse products, as well as the potential for a long-term increase in payout ratios, continue to act as factors that may adversely affect profitability. Furthermore, the shift in distribution leadership toward GA (general agency) channels has intensified competition over commissions and incentives, and as of 2025, the significant disparity in capital resources between large insurers (average operating expense expenditures of approximately KRW 4.4023 trillion, with an expense ratio of 20.4%) and small- and medium-sized insurers (approximately KRW 740.8 billion, with an expense ratio of 21.4%) is exacerbating the risk of “competition driven by scale,” whereby smaller insurers are compelled to incur higher expense ratios in order to defend their market share. In conclusion, excessive competition based on scale and commissions within the industry constitutes a key factor that may weaken insurers’ earnings capacity and increase earnings volatility. Investors are advised to be fully cognizant of the adverse effects that market consolidation centered on leading insurers leveraging their capital strength and brand recognition, together with the potential decline in profit margins, may have on the operating environment of life insurance companies.

J. Risks Arising from Changes in Policies, Regulations and Rules

As the insurance industry is a highly regulated industry, the financial supervisory authorities have continuously pursued regulatory and institutional reforms to strengthen the financial soundness of insurance companies and enhance the supervisory framework. In May 1999, the European-style (EU) solvency regime was introduced to systematically quantify the uncertainties inherent in insurance companies and to require them to maintain capital commensurate with such uncertainties. Subsequently, in May 2009, the Risk-Based Capital (RBC) system, a risk-based financial soundness supervisory framework, was introduced and became mandatory in April 2011. Thereafter, beginning in January 2023, a new solvency regime (K-ICS) was implemented, under which insurance liabilities are measured at market value and a measurement methodology incorporating stress scenarios was introduced. In particular, in 2025 and 2026, additional enhancement measures were announced to improve the quality of capital beyond the stabilization of the system. IFRS 17 is a new international accounting standard applicable to the insurance industry that was previously referred to as IFRS 4 Phase 2 and was finalized as IFRS 17 in November 2016. IFRS 17 is the International Financial Reporting Standard (IFRS) issued by the International Accounting Standards Board (IASB) that addresses the accounting treatment of insurance contracts. As Korea has fully adopted IFRS, any changes to the IFRS standards are automatically reflected in Korean accounting standards. Whereas IFRS 4 permits the application of existing national insurance accounting practices, IFRS 17 does not permit the continued application of such insurance accounting practices. The introduction of IFRS 17 has resulted in (1) the adoption of market-value measurement of insurance liabilities, (2) changes in the method of recognizing insurance revenue, and (3) changes in the presentation of accounting profits. As a result, life insurance companies have experienced greater volatility in their financial soundness and earnings structures than in the past, and continue to implement various measures to strengthen their capital, including the issuance of capital securities, the retention of earnings and capital increases. As of 2026, the life insurance industry has moved beyond the initial implementation phase and entered a stabilization phase; however, ongoing monitoring of financial soundness and profitability remains necessary in light of the continuing enhancement of capital adequacy regulations by the supervisory authorities. As such, the life insurance industry is currently undergoing policy changes, including the strengthening of capital adequacy regulations and changes to applicable accounting standards. Investors are advised that the financial structure and profitability of insurance companies may deteriorate as a result of policy changes, including the strengthening of capital adequacy regulations and changes to accounting standards.

K. Risks Arising from the Introduction of the New Solvency Regime (K-ICS)

IFRS 17 and the Korean Insurance Capital Standard (K-ICS), introduced in 2023, are predicated on the full market-value measurement of insurance liabilities and accrual-basis revenue recognition, and as of 2026, have progressed beyond the initial implementation phase into the stages of ‘capital quality management’ and ‘regulatory enhancement.’ In particular, under the “Plan to Strengthen Core Capital Management” announced in January 2026, the financial authorities require the ratio of Core Capital to available capital to be maintained at approximately 50%, and this requirement is scheduled to be incorporated into the prompt corrective action framework beginning in 2027. Accordingly, the life insurance industry is facing broad-based pressure to strengthen capital quality through the retention of earnings, paid-in capital increases and other measures, moving beyond the maintenance of solvency ratios through reliance on supplementary capital such as subordinated debt. Furthermore, the “Discount Rate Normalization Roadmap,” which is being implemented in phases from 2024 through 2027, together with a refined required capital calculation framework covering longevity, lapse and catastrophe risks, has increased the financial volatility of insurers. Indeed, industry-wide required capital surged from KRW 67.9 trillion as of the end of 2022 to KRW 118.9 trillion as of September 30, 2024, making the maintenance of capital adequacy a critical challenge for survival. Although a soft-landing plan is in place, including a transitional period of up to 10 years and a nine-year grace period for the Core Capital requirement (through 2035), the scale of capital securities issuance reached approximately KRW 9 trillion in 2025 amid a high-interest-rate environment, and the risk of declining profitability due to rising funding costs continues to persist. Accordingly, investors are advised to carefully review not only headline solvency ratios but also trends in the core capital ratio and insurers’ ability to effectively respond to stricter regulatory requirements.

L. Risks Associated with a Decline in the Discount Rate Applied to Insurance Liabilities

Insurance companies manage their assets and liabilities on a long-term basis; however, they are exposed to a structural risk whereby, because the interest rate sensitivity of liabilities is generally higher than that of assets, a decline in discount rates results in a greater increase in the value of liabilities than in the value of assets, thereby reducing capital. In particular, under the Korean Insurance Capital Standard (K-ICS), liabilities are measured on a market-value basis, and accordingly, declines in market interest rates and the financial authorities’ “Discount Rate Normalization Roadmap” exert direct downward pressure on solvency ratios. To mitigate market shocks during the initial implementation of the new regime, the financial authorities adopted lenient discount rate standards and have been gradually normalizing them over a four-year period from 2024 to 2027. As of 2026, the third year of the roadmap, the calculation methodologies for the Ultimate Forward Rate (UFR) and the adjusted liquidity premium have become more conservative, and the Last Liquid Point (LLP) is being progressively extended from 20 years to 30 years. As a result, the valuation of liabilities of life insurance companies with a high proportion of ultra-long-term liabilities has been increasing significantly. Indeed, as of the end of 2023, a 100-basis-point decline in market interest rates was estimated to reduce the solvency ratio of life insurance companies applying transitional measures by an average of approximately 25 to 30 percentage points, indicating that the impact of declining interest rates is being reflected in financial statements more immediately than in the past. In conclusion, future declines in market interest rates and the continued implementation of the Discount Rate Normalization Roadmap may result in further increases in the value of insurance liabilities and corresponding reductions in capital, which could in turn lead to declines in solvency ratios. Accordingly, investors are advised to closely monitor such volatility when making investment decisions.

M. Risks Arising from the Actuarial Assumption Guidelines and the Resulting Deterioration in Financial Soundness and Profitability

The financial authorities are currently operating the “Insurance Reform Council” to promote improvements across the insurance industry and the stable implementation of IFRS 17, with a particular focus on enhancing the reliability of actuarial assumptions. In particular, as the proportion of no-surrender and low-surrender products in first-year premiums for individual protection-type insurance increased significantly from 59.0% in 2023 to a cumulative 80.5% as of July 2025, the financial authorities established lapse rate guidelines based on the log-linear model to prevent insurers from arbitrarily adopting overly optimistic lapse rate assumptions and overstating the CSM (Contractual Service Margin), and such guidelines have been applied beginning with the year-end 2024 financial statements. Compliance with these guidelines may result in lower solvency ratios (K-ICS) and reduced profitability for a significant number of insurers, as they require a more refined reflection of insurance contract cash flows and policyholder behavior. Indeed, the overall solvency ratio of the life insurance industry has shown a declining trend, falling from 232.8% at the end of 2023 to 201.4% as of the end of September 2025, indicating that the financial impact of stricter regulatory requirements is becoming increasingly evident. Under IFRS 17, because future insurance benefits and premiums are measured at present value, financial performance is highly sensitive to actuarial assumptions such as lapse rates.

Accordingly, there is a risk of deterioration in financial soundness and increased earnings volatility during the process of eliminating accounting distortions arising from the application of regulatory guidelines. Investors are therefore advised to continuously monitor developments in the regulatory framework and the industry’s response thereto.

N. Risks Arising from Deteriorating Asset Management Conditions and the Deterioration of Alternative Investment Assets

The life insurance industry generates returns by investing premiums collected from policyholders in government and public bonds, equities and alternative investment assets. Accordingly, declines in investment yields and deterioration in the quality of investment assets resulting from changes in the macroeconomic environment constitute direct threats to the profitability and capital adequacy of insurers. In particular, as of the first half of 2026, inflationary pressures arising from geopolitical risks and heightened interest rate volatility have resulted in the immediate recognition of valuation losses on FVPL and FVOCI financial assets under the market-value-based IFRS 17 framework, thereby increasing the complexity of asset-liability duration matching (ALM) and amplifying capital volatility. Real estate-related investments, which were expanded in the past to enhance investment returns, amounted to approximately KRW 112 trillion as of 2025, representing 14.4% of total assets under management (an increase of 1.6 percentage points from the previous year). However, concerns regarding the deterioration of domestic real estate project financing (PF) loans and credit rating downgrades in the construction sector constitute major credit risk factors that may result in a reduction in available capital and a decline in K-ICS ratios. Furthermore, persistent vacancy rates in overseas commercial real estate markets, including those in the United States and Europe, have contributed to declines in asset values, thereby increasing the risk of substantial impairment losses on equity investments made through mezzanine or subordinated positions. Under the Korean Insurance Capital Standard (K-ICS), stringent capital requirements are imposed on such risk assets, and should the deterioration of alternative investments materialize, insurers may face the dual burden of increased required capital and reduced available capital, which could lead to diminished investment capacity and declining profitability. In conclusion, the deterioration of the macroeconomic environment and risks relating to the quality of alternative investment assets may have a material adverse effect on the financial condition of insurers. Investors are therefore advised to give due consideration to the uncertainties associated with investment performance and financial soundness.

O. Risks Arising from the Increase in Insurance Fraud

Insurance fraud refers to the act of making a false insurance claim or concealing facts with the intent to deceive an insurance company. In 2024, the amount of insurance fraud detected reached approximately KRW 1.1503 trillion, the highest level on record, and increased further to KRW 1.1572 trillion in 2025. Although the number of individuals detected has been on a downward trend since 2023 (109,522 individuals), the average amount detected per individual reached KRW 10.94 million, indicating a trend toward larger-scale and increasingly sophisticated fraud. As of 2025, fraud categorized by type shows that ‘manipulation of accident details’—including forgery and alteration of medical certificates and excessive claims for hospitalization and surgical expenses—accounts for the largest proportion at 54.9%. Within the life insurance sector, protection-type insurance represents more than 99.8% of the total detected fraud amount and has become the primary target of such criminal activity. Although the financial authorities are systematically preventing and detecting organized insurance fraud through the Insurance Fraud Prevention Act, the advancement of the Insurance Fraud Analysis System (IFAS), and cooperation with relevant agencies, investors should note that, notwithstanding such efforts, continued increases in insurance fraud and any failure of premium increases to adequately reflect the corresponding increase in insurance claim payments may adversely affect the profitability of insurance companies.

P. Risks Related to Unpaid Immediate Annuity Payments

An immediate annuity is an insurance product under which the entire premium is paid in a lump sum at the time of policy purchase and annuity payments commence on a monthly basis beginning in the following month. Such products are divided into those that provide for the payment of a maturity benefit upon policy maturity (maturity-refund-type immediate annuities) and those that do not. Among these, a maturity-refund-type immediate annuity is structured such that a monthly annuity is paid in an amount equal to the product of the premiums paid by the policyholder (i.e., net premiums excluding commissions paid to insurance agents, premiums attributable to risk coverage and other similar amounts) and a specified rate (the greater of the declared interest rate and the minimum guaranteed interest rate), less the amount reserved for the payment of the maturity insurance benefit (the “Maturity Insurance Benefit Reserve”). The amount of underpaid immediate annuity benefits (the “Unpaid Immediate Annuity Benefits”) that major life insurers may be required to pay is estimated at approximately KRW 430 billion for Samsung Life Insurance, approximately KRW 85 billion for Hanwha Life Insurance and approximately KRW 70 billion for Kyobo Life Insurance. The aggregate amount for the life insurance industry as a whole is estimated to be approximately KRW 1 trillion. Although life insurance companies have not yet presented specific implementation plans in response to the Financial Supervisory Service’s recommendation for collective relief, it is understood that major insurers, including Samsung Life Insurance and Hanwha Life Insurance, have deferred decisions regarding collective payments and are conducting thorough legal reviews of the relevant issues. Investors are advised that the progress and outcome of litigation and other proceedings relating to unpaid immediate annuity benefits may have an impact on the reputation and financial condition of life insurance companies.

Q. Risks Related to Hacking and Information Security Incidents

The life insurance industry handles vast amounts of customer personal information, sensitive information such as medical conditions, and financial transaction data. As of 2026, amid the increasing sophistication of generative AI-enabled phishing schemes, deepfake financial fraud, and ransomware attacks, any hacking of computer networks or disruption of core systems may result in substantial direct losses due to delayed insurance claim payments and business interruptions. In particular, regulatory risks are becoming increasingly stringent as the amended Personal Information Protection Act, scheduled to take effect in September 2026, authorizes the imposition of administrative fines of up to 10% (increased from the previous 3%) of total revenue in the event of a personal information breach. Although the financial authorities are promoting a transition to a self-regulatory security framework through the “Roadmap for Improving Network Separation Regulations in the Financial Sector” announced in August 2024, resulting in increasing expenditures on information security systems, the case in which Lotte Card was subject to an administrative fine of approximately KRW 9.6 billion in March 2026 in connection with a personal information breach that occurred in the second half of 2025 demonstrates that a large-scale information security incident may result not only in significant financial losses but also in serious non-financial consequences, including damage to brand reputation and diminished public confidence. In conclusion, although the life insurance industry is making its best efforts to protect information through measures such as network separation and data encryption, the possibility of unforeseen incidents occurring due to technological advances in security threats cannot be completely eliminated, and investors should note that such incidents may have a material adverse effect on the business performance and financial condition of life insurance companies.

R. Risks Arising from Enhanced Anti-Money Laundering Obligations

The life insurance industry is a major financial sector required to comply with anti-money laundering (AML) and counter-terrorist financing (CFT) obligations under the Act on Reporting and Use of Certain Financial Transaction Information. Due to the risk of money laundering through the transfer of substantial assets via savings-type insurance products and the use of policy surrender benefits, a more stringent level of internal control is required than in other financial sectors. In particular, according to the ‘Key Anti-Money Laundering Work Implementation Plan’ announced by the Financial Services Commission in February 2026, the regulatory environment has been significantly strengthened through the introduction of a system for freezing accounts suspected of criminal activity, the explicit designation of the reporting officer as an executive and enhancement of their responsibilities, and the establishment of a beneficial ownership information management framework, which may result in increased operational burdens and regulatory risks across the industry. Moreover, additional compliance expenditures, including the implementation of AI-based real-time monitoring systems to address these new regulatory requirements, together with the expansion of specialized personnel, may adversely affect the profitability of life insurance companies operating in a mature stage of the industry. In addition, enhanced customer due diligence (CDD) requirements and source-of-funds investigations may temporarily reduce demand for high-value savings-type insurance products and insurance products targeted at corporate customers. Furthermore, the elevation of the reporting officer to executive-officer status and the enhancement of the accountability framework suggest that sanctions imposed by the authorities for regulatory violations may become more severe than in the past. In addition, if a company is found to have been used as a conduit for money laundering, such circumstances could result not only in a loss of public confidence in the company concerned but also in a decline in confidence in the life insurance industry as a whole and could give rise to broader systemic risks. In advance of the FATF mutual evaluation scheduled for 2028, the intensity of inspections conducted by the financial authorities is expected to remain high. As such regulatory pressure may constrain the flexibility of insurers’ asset management and business activities, investors should note that any failure to comply with anti-money laundering obligations may have a material adverse effect not only through financial losses but also through damage to brand value and, in severe cases, the ability to maintain business licenses.

Company Risks

[Company Risks Relating to Woori Financial Group Inc., the Wholly-Owning Parent Company]

[Risks Relating to the Disclosure of Preliminary Results for the First Quarter of 2026]

On April 24, 2026, the Wholly-Owning Company announced its first-quarter 2026 results (Fair Disclosure filing) entitled ‘Operating Results (Preliminary) on a Consolidated Financial Statements Basis’ on the Financial Supervisory Service’s Electronic Disclosure System（http://dart.fss.or.kr.）(reporting period: January 1, 2026 through March 31, 2026). The consolidated provisional sales for the first quarter of 2026 amounted to KRW 15,282.4 billion, representing an increase of 58.23% from KRW 9,658.5 billion for the same period of the previous year. Operating profit decreased by 7.03% to KRW 808.2 billion from KRW 869.3 billion for the same period of the prior year, and net income decreased by 2.39% to KRW 638.9 billion from KRW 654.6 billion for the same period of the prior year. This was due to a one-time increase in expenses, provisions for overseas subsidiaries, and foreign exchange losses resulting from a sharp rise in exchange rates and market interest rates during the quarter. However, notwithstanding the decrease in profits, the Company achieved a 13.6% common equity ratio ahead of schedule, thereby establishing a foundation for stable growth, and intends to expand its profit-generating capacity by pursuing active growth in both the banking and non-banking sectors through enhanced capital adequacy. However, these results are preliminary consolidated operating results prepared in accordance with Korean International Financial Reporting Standards (K-IFRS). As such information constitutes preliminary figures that have not yet been reviewed by the independent auditor, it may differ from the final results to be announced following completion of such review, and investors are advised to take note of this fact.

A. Risks Relating to the Impact of Subsidiary Performance on the Financial Holding Company’s Profitability

Woori Financial Group Inc., the Wholly-Owning Company, was established on January 11, 2019 pursuant to the FHCA for the principal purpose of controlling subsidiaries engaged in financial businesses or subsidiaries closely related to financial businesses through the ownership of shares. As a financial holding company, the Wholly-Owning Company is prohibited by applicable law from engaging in any profit-making business other than the management of its subsidiaries and activities incidental thereto, including financial support for, equity investment in and supervision of its subsidiaries, and accordingly, dividends from its subsidiaries constitute its principal source of revenue. Accordingly, the competitiveness of a financial holding company may be regarded as being directly linked to the competitiveness of its subsidiaries within their respective industries.

As of December 31, 2025, on a consolidated basis, the banking business accounted for the largest portion of the Wholly-Owning Company’s net income for the year at 90.25%, while the credit card business, capital business and securities business accounted for 5.28%, 5.20% and 0.96%, respectively. Meanwhile, the Wholly-Owning Company plans to participate in a shareholder rights offering by its subsidiary, Woori Investment & Securities Co., Ltd., in an amount of approximately KRW 1 trillion. Accordingly, the profitability and cash flows of the Wholly-Owning Company are significantly affected by the operating environment and financial condition of its subsidiaries. Therefore, in order to assess the future operating results and competitiveness of the Wholly-Owning Company, it is necessary to review the overall financial businesses conducted by its principal subsidiaries, including its banking subsidiaries. Investors are advised to take note of this matter.

B. Risks Relating to the Asset Quality of Banking Subsidiaries

The asset quality of the Wholly-Owning Company generally reflects that of its subsidiary, Woori Bank Co., Ltd. As of December 31, 2025, Woori Bank recorded a substandard or below loan ratio of 0.31% and a delinquency ratio of 0.34%. Woori Bank’s allowance coverage ratio stood at 172.55% as of December 31, 2025. While asset quality indicators remain at a relatively sound level, the possibility of deterioration in asset quality cannot be ruled out, given the persistence of global economic uncertainty, concerns regarding the domestic real estate market and excessive household debt burdens relative to income, which continue to give rise to concerns regarding the deterioration of loan assets. Investors are advised to take note of this matter.

C. Risks of Reduced Profitability Resulting from a Decline in the NIM of Banking Subsidiaries

The composition of the Wholly-Owning Company’s NIM (Net Interest Margin) does not appear to differ significantly from the earnings structure of Woori Bank Co., Ltd. As of December 31, 2025, Woori Bank Co., Ltd.’s ROA and NIM were 0.52% and 1.46%, respectively, and its overall profitability remained at a relatively sound level. However, as interest rate cuts are expected to accelerate in the future and there are limitations on generating earnings through the expansion of loan assets due to government regulations on household debt, the profitability of Woori Bank Co., Ltd., including its NIM (Net Interest Margin), may deteriorate under such circumstances.

Meanwhile, the Basel III Liquidity Coverage Ratio (“LCR”) requirement (high-quality liquid assets/net cash outflows over the next one-month period ≥ 100%), which has been in effect since 2015, is also expected to act as a factor that may somewhat burden the profitability of banks. As such, with the strengthening of government regulations relating to household debt and the implementation of regulations such as the Liquidity Coverage Ratio (“LCR”), banks’ asset management policies are becoming more conservative than in the past. Such policy changes are expected to have an adverse effect on the profitability of Woori Bank Co., Ltd., a subsidiary of the Wholly-Owning Company. Investors are advised to take note of this matter.

D. Risks Arising from Increases in the Funding Costs of Banking Subsidiaries

Woori Bank Co., Ltd., the principal subsidiary of the Wholly-Owning Company, maintains a stable deposit-based funding structure, with deposits (Korean won deposits and foreign currency deposits) accounting for 71.32% of its funding sources as of December 31, 2025. As of year-end 2025, Woori Bank’s average funding cost was approximately 2.18%, representing a decrease of 0.49 percentage points from the prior year-end (2.67%). Meanwhile, Korea’s base interest rate currently stands at 2.50%. Recently, the direction of domestic and international market interest rates has been difficult to predict due to domestic and international economic and political conditions and various uncontrollable market variables, and the possibility of future interest rate fluctuations cannot be excluded. As a significant portion of the funding of Woori Bank Co., Ltd., the principal subsidiary of the Wholly-Owning Company, consists of Korean won-denominated borrowings, including Korean won deposits, a high interest rate environment is linked to funding costs, while a low interest rate environment is linked to returns on fund management. Accordingly, interest rate volatility may affect the profitability of Woori Bank Co., Ltd. Investors are advised to take note of this matter.

E. Ability to Satisfy Capital Adequacy Requirements under the Basel III Framework

In order to enhance its ability to respond to risks, the Group introduced Basel III in December 2013 and strengthened its capital management. As a result, the Group maintains capital ratios at levels exceeding those required by the financial authorities and is issuing capital securities (including qualifying contingent capital securities) that comply with the new capital regulatory standards. However, the possibility cannot be ruled out that capital ratios may fall below the regulatory requirements in the future due to a decrease in shareholders’ equity resulting from increased credit loss expenses as the asset quality of corporate loans deteriorates following a deterioration in the financial soundness of domestic companies caused by domestic and global economic downturns. Meanwhile, as of March 31, 2026, the Wholly-Owning Company conducted an asset revaluation of its property and equipment. However, such revaluation is an accounting effect that does not involve any cash inflow, and capital ratios may be affected by future changes in asset values and market conditions. Therefore, investors should continuously monitor the capital adequacy of the Wholly-Owning Company.

F. Risks Relating to the Deterioration in the Profitability of Wholly-Owned Subsidiary Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.

The life insurance affiliates of the Wholly-Owning Company consist of the wholly-owned subsidiary and ABL Life Insurance Co., Ltd. The Board of Directors resolved on August 28, 2024 to acquire shares of each company, and the incorporation of such companies as subsidiaries was approved at a regular meeting of the Financial Services Commission in May 2025. On July 1, 2025, the Company completed the payment of the remaining acquisition consideration and finalized the incorporation of such companies as subsidiaries. As a result, the Company entered the life insurance business as a new line of business. As of December 31, 2025, the wholly-owned subsidiary recorded cumulative consolidated net income for the year of KRW 124.5 billion, and its solvency ratio (K-ICS) was 179.8%. In addition, ABL Life Insurance Co., Ltd.’s cumulative consolidated net income as of the end of 2025 was KRW 33.7 billion, and its solvency ratio (K-ICS) as of the end of 2025 was 171.56%. Although the solvency ratios of the wholly-owned subsidiary and ABL Life Insurance Co., Ltd. currently exceed the regulatory requirements, the possibility cannot be ruled out that such solvency ratios may decline due to future changes in the domestic market. Investors are advised to take note of the business, investment and operational risks that may arise as a result of declines in such solvency ratios.

G. Risks Relating to Profitability of the Credit Card Subsidiary

As of December 31, 2025, Woori Card Co., Ltd. accounted for approximately 4.68% (KRW 151.1 billion) of the Wholly-Owning Parent Company’s consolidated net income for the year of KRW 3,227.5 billion. Following the credit card crisis in 2003 and the extensive restructuring that followed, the domestic credit card industry has entered a mature stage, and competition across the industry continues. In addition, given the stagnation in household income growth and the continuing increase in household debt, the possibility of a rise in delinquency rates, particularly with respect to credit card assets, remains. In addition, in March 2025, it was subject to an administrative fine of approximately KRW 13.4 billion imposed by the Personal Information Protection Commission for violations of the Personal Information Protection Act. Investors should note that, if the operating profitability of Woori Card Co., Ltd. deteriorates as a result of these factors, such deterioration may adversely affect the financial condition of the Wholly-Owning Parent Company on a consolidated basis.

H. Profitability Risk Analysis of Capital Subsidiary

As of December 31, 2025, Woori Financial Capital Co., Ltd. accounted for approximately 4.61% (KRW 148.7 billion) of the Wholly-Owning Parent Company’s consolidated net income for the year, and the operating results of Woori Financial Capital Co., Ltd. may affect the profitability and dividend income of the Wholly-Owning Parent Company. The revenue structure of Woori Financial Capital Co., Ltd. is based on credit finance operations, comprising automobile financing and personal and general lending. In particular, as of the end of 2025, new automobile financing disbursements accounted for approximately 60% of total loan originations, indicating a high degree of dependence on automobile financing assets, and investors should note that the Company may be vulnerable to unforeseen economic fluctuations or changes in the industry environment.

I. Profitability Risk Analysis of Financial Investment (Securities) Business Subsidiaries

Through the merger of Woori Investment Bank Co., Ltd., which had been engaged in the merchant banking business, and Korea Foss Securities Co., Ltd., the Wholly-Owning Parent Company incorporated Woori Investment & Securities Co., Ltd. (following a change of corporate name) as a subsidiary on August 1, 2024. As a result of such merger, the Wholly-Owning Parent Company entered the securities business as a new line of business, and in March 2025, Woori Investment & Securities Co., Ltd. received final approval from the Financial Services Commission to engage in the investment dealing business (including securities and underwriting).

As of December 31, 2025, Woori Investment & Securities Co., Ltd. accounted for approximately 0.85% (KRW 27.4 billion) of the Wholly-Owning Parent Company’s consolidated net income for the year. Due to the nature of the financial investment (securities) industry, operating results tend to be highly volatile as a result of external factors, including changes in the financial markets and the external economic environment. In the event of a downturn in the real economy and changes in the financial market, such as interest rate volatility, stock market conditions may change, which may result in increased earnings volatility for companies engaged in the financial investment (securities) business, including Woori Investment & Securities Co., Ltd. Furthermore, intensified competition in the existing merchant banking business (short-term financing business) may result in a decline in the Company’s profitability. Accordingly, the adverse effects that may result from rapid changes in the market and a potential slowdown in the profitability of the financial investment (securities) business and the short-term finance business should not be overlooked. Investors are advised to take note of this matter.

J. Risks Arising from Contingent Liabilities and Contractual Commitments

Given the nature of the financial industry, litigation and contingent liabilities may arise in the course of business activities, and an increase in the scale of such liabilities may negatively impact the performance and reputation of the Wholly-Owning Parent Company, including its subsidiaries. As of December 31, 2025, there were 1,032 lawsuits pending against the Wholly-Owning Parent Company in connection with its business operations, with an aggregate claim amount of KRW 926,888 million. Although the outcome of the lawsuits currently pending cannot be reasonably predicted, the financial condition of the Wholly-Owning Parent Company may be affected to a certain extent depending on the outcome of such proceedings. In addition, depending on the outcome of such litigation, the reputation and profitability of the Wholly-Owning Parent Company and the Woori Financial Group may be adversely affected. Investors are advised to take note of this matter.

K. Risks Relating to Legal Regulation of Financial Holding Company

Under the FHCA, the Wholly-Owning Parent Company is subject to compliance obligations relating to restrictions on investments and equity ownership by financial holding companies, limitations on credit extensions to a single borrower, a single business group and major shareholders, and restrictions on transactions with subsidiaries and other affiliated companies. Investors are advised to note that the legal sanctions described above may be imposed.

L. Risks Associated with the Acquisition of a New Company

In accordance with its plan to diversify its business structure, the Wholly-Owning Parent Company resolved at a meeting of its Board of Directors in May 2024 to pursue the merger of its subsidiary, Woori Investment Bank Co., Ltd., and Korea Foss Securities Co., Ltd., and to incorporate the surviving entity as a subsidiary. Upon obtaining approval from the Financial Services Commission on July 24, 2024, Woori Investment Bank Co., Ltd. was merged into Korea Foss Securities Co., Ltd. effective August 1, 2024, and the merged securities company was incorporated as a subsidiary of the Wholly-Owning Parent Company (which subsequently changed its name to Woori Investment & Securities Co., Ltd.). Through the merger, the Wholly-Owned Parent entered into the securities business as a new line of business, and Woori Investment & Securities Co., Ltd. obtained its principal license for investment trading (including securities and underwriting business) from the Financial Services Commission in March 2025. In addition, in August 2024, the Wholly-Owning Parent Company resolved at a meeting of its Board of Directors to acquire shares of the wholly-owned subsidiary and ABL Life Insurance Co., Ltd., and received approval for their incorporation as subsidiaries at a regular meeting of the Financial Services Commission in May 2025. On July 1, 2025, the Wholly-Owning Parent Company completed the payment of the remaining acquisition consideration and finalized the incorporation of such companies as subsidiaries. As a result, the Wholly-Owning Parent Company entered the life insurance business as a new line of business. As a result of the Wholly-Owning Parent Company’s strategy to expand its non-banking businesses, differences in management, specific business sectors and corporate culture may affect its operations. Investors are advised to take note of this matter.

M. Risks Relating to Reputational Damage Arising from the Sale of Investment Funds by Banking Subsidiaries

As volatility in the global financial markets and fluctuations in interest rates increased, overseas interest rate-linked derivative-linked securities entered principal loss ranges, giving rise to the possibility of losses for investors in such products. In this regard, Woori Bank Co., Ltd., a principal subsidiary of the Wholly-Owning Parent Company, has compensated customers for losses resulting from delayed fund redemptions involving funds managed by Lime Asset Management Co., Ltd. and other fund managers. Meanwhile, in connection with the Lime Fund scandal, the Seoul Southern District Court rendered a partial judgment in favor of Woori Bank at first instance in February 2025. In addition, substantial investor losses were incurred in early 2024 in equity-linked securities (“ELS”) linked to the Hang Seng China Enterprises Index (“HSCEI”). The outstanding balance of HSCEI-linked ELS sold by Woori Bank Co., Ltd. was insignificant compared to those of other banks; however, continued monitoring thereof remains necessary. Investors are advised to take note of this point.

N. Risks Relating to the Potential Reclassification of Write-Down Contingent Capital Securities (Hybrid Capital Securities) as Liabilities The International Accounting Standards Board (IASB) is currently pursuing amendments to IAS 32, Financial Instruments: Presentation, and under the proposed amendments, write-down contingent capital securities (hybrid capital securities) may be reclassified as liabilities.

If approximately KRW 1,406.5 billion of contingent capital securities (hybrid capital securities) classified as equity in the consolidated financial statements of Woori Bank Co., Ltd. as of December 31, 2025 and KRW 3,710.5 billion of contingent capital securities (hybrid capital securities) previously issued by the Wholly-Owning Parent Company are reclassified as liabilities in the future, the Wholly-Owning Parent Company’s consolidated liabilities would increase by approximately 0.9%, from KRW 563,598.0 billion as of December 31, 2025 to KRW 568,715.0 billion on a reclassification-assumed basis, and its consolidated debt-to-equity ratio would increase by 248.3 percentage points, from 1,488.7% as of December 31, 2025 to 1,736.9% on a reclassification-assumed basis. In addition, if such reclassification occurs, Woori Bank Co., Ltd.’s consolidated liabilities would increase by approximately 0.3%, from KRW 473,158.7 billion as of December 31, 2025 to KRW 474,565.3 billion on a reclassification-assumed basis, and its consolidated debt-to-equity ratio would increase by 84.2 percentage points, from 1,593.8% as of December 31, 2025 to 1,678.0% on a reclassification-assumed basis (assuming no impact from foreign exchange rate fluctuations resulting from such liability reclassification). Investors are advised to take this into consideration.

O. Potential Changes in the Largest Shareholder Resulting from the Sale of the Korea Deposit Insurance Corporation’s Remaining Equity Interest in the Wholly-Owning Parent Company

The Public Fund Oversight Committee (“PFOC”) resolved at its 190th meeting held on August 23, 2021 to deliberate and approve the sale of the remaining equity interest in the Wholly-Owning Parent Company during the second half of 2021, and announced the sale of such remaining equity interest in the Wholly-Owning Parent Company on September 9, 2021. The equity interest offered for sale was up to 10%, and the deadline for submission of letters of intent (LOI) was October 8, 2021, the successful bidder was selected on November 22, 2021, and the sale process was completed on December 9, 2021. As a result of the sale, the largest shareholder of the Wholly-Owning Parent Company changed from the Korea Deposit Insurance Corporation to the Employee Stock Ownership Association. Investors are advised to take note of this matter.

Thereafter, in October 2023, the Wholly-Owning Parent Company entered into a framework share purchase agreement with the Korea Deposit Insurance Corporation with respect to the remaining 9,357,960 shares of the Company owned by KDIC. Ultimately, in March 2024, the Wholly-Owning Parent Company acquired such shares as treasury stock and cancelled all of them, thereby successfully completing its full privatization.

P. Risks of Financial Incidents

In April 2022, the Wholly-Owning Parent Company became aware of an embezzlement incident involving an employee of Woori Bank Co., Ltd., a principal subsidiary of the Wholly-Owning Parent Company, and reflected the related amount in its financial statements as of the end of the first quarter of 2022, which was subsequently finalized and disclosed in its financial statements as of the end of 2022. In June 2024, a case involving the improper extension and misappropriation (including fraud) of loans amounting to approximately KRW 10.5 billion by an employee of Woori Bank Co., Ltd. was discovered, and an inspection by the Financial Supervisory Service has recently been conducted. Depending on the outcome of such inspection, Woori Bank Co., Ltd. may be subject to regulatory sanctions.

In addition, in connection with the improper extension of loans at the Wholly-Owning Parent Company, details of a financial incident involving alleged breach of fiduciary duty and related misconduct were disclosed on the website of Woori Bank Co., Ltd. in August 2024, with the amount involved in the financial incident being approximately KRW 16.5 billion. In this regard, on February 4, 2025, the Financial Supervisory Service announced that the amount in question was approximately KRW 73 billion based on the inspection results. There is a possibility of losses in the future due to additional impairment of the relevant loan.

In April 2023, the Financial Supervisory Service announced that it had identified suspected violations of the Foreign Exchange Transactions Act and related regulations in connection with foreign currency remittance transactions exceeding USD12.26 billion. Administrative fines totaling more than KRW 1.1 billion were imposed on eight banks, and certain banks were subject to partial business suspension measures. (The sanctions imposed on Woori Bank Co., Ltd. consisted of an administrative fine of KRW 308.84 million and an administrative penalty of KRW 177.0 million.)

In addition, in November 2024, a financial incident involving fraudulent loans obtained through the submission of falsified documents by an external party occurred, with the amount involved being approximately KRW 2.5 billion, and Woori Bank Co., Ltd. filed a criminal complaint against the relevant external party.

Recently, Woori Bank Co., Ltd., a subsidiary of the Wholly-Owning Parent Company, identified indications of unusual transactions, including suspected fraud by an external party at Bank Woori Saudara Indonesia, while monitoring and strengthening its internal control and risk management systems, and disclosed such matter on the website of Woori Bank Co., Ltd. on June 2, 2025. In addition, an incident occurred in which an external party disposed of machinery and equipment subject to a security interest without authorization, involving an amount of approximately KRW 2.4 billion, and such matter was disclosed on the website of Woori Bank Co., Ltd. on August 22, 2025. In addition, a case involving alleged breach of fiduciary duty and related misconduct by a locally hired employee was identified during an internal audit conducted after unusual signs were detected through the local entity’s self-monitoring process, and such matter was disclosed on the website of Woori Bank Co., Ltd. on November 6, 2025.

Meanwhile, the Financial Services Commission implemented amendments to the Regulations on Supervision of Banking Business, effective February 21, 2024, to reform the management soundness evaluation system for banks in response to a series of major financial incidents. This proposed amendment provides for the separation of internal controls, which are currently only a subcategory of management assessment, into a separate evaluation category and for a substantial increase in the weighting assigned thereto in the evaluation process.

Accordingly, investors are advised to continuously monitor any financial irregularities related to the Group and to note that the Company’s operating results and financial condition may be subject to change depending on the outcome of the investigation.

Q. Risks Relating to Uncertainty in the Implementation of the Shareholder Return Policy

On February 6, 2026, the Wholly-Owning Parent Company disclosed the “2026 Woori Financial Group Corporate Value Enhancement Plan” through a voluntary disclosure regarding its corporate value enhancement plan. In addition, on March 23, 2026, the Wholly-Owning Parent Company re-disclosed such plan in order to be designated as a high-dividend company. The principal components of such corporate value enhancement plan include: (i) capital ratios (early achievement and stable maintenance of CET1 Capital Ratio of 13%); and (ii) ROE (pursuing the achievement of a sustainable Group ROE of 10% or higher); and (iii) shareholder returns (pursuing a continuous annual increase of at least 10% in dividends per share (DPS) and expanding the proportion of share repurchases and cancellations to approximately 10%). However, the contents of the corporate value enhancement plan may change depending on economic conditions, changes in regulations, and the Company’s business and operating conditions. Although the Wholly-Owning Parent Company intends to communicate sufficiently with the market if any modification to the corporate value enhancement plan becomes necessary, there can be no assurance that the reasons for such modification will be sufficient to persuade shareholders. Accordingly, the Wholly-Owning Parent Company may be exposed to risks such as reputational damage, and investors are advised to take note of this matter.

[Company Risk of the Wholly-Owned Subsidiary, Tongyang Life Insurance Co., Ltd.] [Risk Relating to the Disclosure of Preliminary Results for the First Quarter of 2026]

The wholly-owned subsidiary announced its results for the first quarter of 2026 through the disclosure entitled “Operating Results (Preliminary) Based on Consolidated Financial Statements (Fair Disclosure)” filed on April 24, 2026 with the Financial Supervisory Service’s Electronic Disclosure System (DART). (for the accounting period from January 1, 2026 through March 31, 2026) Consolidated preliminary revenue for the first quarter of 2026 amounted to KRW 1,117.8 billion, representing an increase of 30.71% compared to KRW 855.2 billion for the same period in the prior year. Operating profit decreased by 46.98% to KRW 31.1 billion from KRW 58.7 billion in the same period of the previous year, and net income for the period decreased by 2.39% to KRW 638.9 billion from KRW 654.6 billion in the same period of the previous year. This was attributable to decreased profits resulting from the recent expansion of volatility in global financial markets and the increase in loss ratios. However, as a result of focusing on qualitative improvement of the financial structure since last year, capital soundness has improved, with the solvency ratio rising to 185.8% as of the first quarter of 2026, an increase of 58.6 percentage points from 127.2% in the same period of the previous year. Please note, however, that the above results are provisional consolidated operating results prepared in accordance with Korean International Financial Reporting Standards (K-IFRS), and such information is provisional and has not been reviewed by an external auditor and may differ from the final figures to be announced following completion of the review, and investors are advised to take note of this fact.

A. Risks Relating to Fluctuations in Operating Revenue

Since the adoption of IFRS 17, the operating revenue of the wholly-owned subsidiary has consisted of “insurance revenue” recognized through the provision of services under insurance contracts and “investment income” generated through the management of invested assets. As of December 31, 2025, the wholly-owned subsidiary recognized as revenue KRW 246.8 billion from the amortization of the contractual service margin (CSM) and KRW 43.6 billion from the amortization of risk adjustment. However, insurance profit decreased by KRW 160.6 billion compared to the prior year due to factors such as differences between expected and actual insurance claims (KRW 68.8 billion) and an increase in losses on onerous contracts (KRW 88.3 billion), demonstrating that its revenue structure is directly exposed to the scale of CSM amortization and volatility in the financial markets.

As of December 31, 2025, the wholly-owned subsidiary’s contractual service margin (CSM) balance amounted to KRW 2,457.1 billion, representing a slight decrease from KRW 2,671.1 billion as of December 31, 2024. However, the wholly-owned subsidiary has secured a stable earnings base through improvements in its revenue structure centered on long-term protection-type insurance products. In the investment segment, real estate investments amounted to approximately KRW 11.2 trillion out of total invested assets of approximately KRW 30 trillion (representing 14.4% of total invested assets and an increase of 1.6 percentage points compared to the prior year), and therefore the risk of a decline in net income due to impairment losses and increased loan loss provisions remains in the event of a global economic slowdown or a delay in the recovery of the real estate market. In addition, although synergies are expected from strengthening bancassurance channels through the utilization of the network within the holding company, including Woori Bank Co., Ltd., following the conversion of the wholly-owned subsidiary into a wholly owned subsidiary of Woori Financial Group Inc., the application of actuarial assumption guidelines issued by the supervisory authorities (including the conservative estimation of lapse rates for no-lapse and low-lapse insurance products), the implementation of the discount rate roadmap and regulatory requirements such as the mandatory maintenance of a 50% Core Capital K-ICS ratio beginning in 2027 may result in adjustments to previously recognized CSM values or impose constraints on business expansion and dividend strategies. Accordingly, investors should carefully note that the high volatility of operating revenue arising from changes in the internal and external business environment may adversely affect the financial performance of the wholly-owned subsidiary.

B. Risks Relating to First-Loss Absorption Obligations

The wholly-owned subsidiary invests in various income-generating assets, including real estate project financing (PF), social overhead capital (SOC) loans and overseas alternative investments, in order to enhance the yield on its invested assets. However, the burden of additional loss provisions resulting from delays in economic recovery and declines in asset values constitutes a risk factor that may adversely affect the profitability and financial stability of the wholly-owned subsidiary. Although the average balance of real estate investments of the wholly-owned subsidiary in 2025 was approximately KRW 337.9 billion, accounting for 1.0% of total assets under management, and decreased slightly by 0.1%p from the previous year, should the deterioration of domestic real estate project financing (PF) sites materialize due to sustained high interest rates and rising construction costs, it may trigger a sharp increase in the loan loss provision ratio, thereby reducing operating profit. In particular, as the Financial Supervisory Service has mandated conservative provisioning for projects classified as ‘at risk of insolvency’ under the ‘four-stage project viability assessment criteria’ introduced in 2024, the allowance for bad debts of the wholly-owned subsidiary amounted to KRW 64.5 billion as of the end of 2025, representing a decrease of approximately KRW 8 billion (11.0%) compared to 2023; however, the financial burden persists. Such provisioning may not only have a dual adverse effect on the solvency ratio (K-ICS) by simultaneously reducing available capital and increasing required capital, but may also disrupt the implementation of group-wide capital efficiency enhancement and dividend strategies following the conversion of the wholly-owned subsidiary into a wholly owned subsidiary of Woori Financial Group Inc. In conclusion, although the wholly-owned subsidiary maintains a conservative risk management framework, investors should note that a sharp increase in the scale of provisions due to future regulatory tightening or further impairment of investment assets may have a material adverse effect on the financial soundness and profitability of the wholly-owned subsidiary.

C. Risks Relating to Financial Stability

The financial stability of the wholly-owned subsidiary is managed primarily through its solvency ratio (K-ICS), under which assets and liabilities are measured at fair value. As of December 31, 2025, its solvency ratio was 179.8%, representing an increase of 24.3 percentage points from 155.5% in 2024, and indicating that it has maintained a sound level from an overall perspective. This was attributable to an increase in available capital resulting from the issuance of subordinated bonds and rising yields on government bonds, as well as a reduction in interest rate risk exposure (decrease in required capital) through the acquisition of long-term assets; however, the recent expansion of interest rate volatility stemming from geopolitical risks such as the U.S.-Iran conflict may cause an increase in Best Estimate Liabilities (BEL), which could exert downward pressure on the indicator. In particular, with respect to the regulation mandating a “Core Capital K-ICS ratio of 50% or more” scheduled to take effect in 2027, the core capital of the wholly-owned subsidiary has declined sharply from KRW 2,233.2 billion as of the end of 2023 to KRW 1,237.9 billion as of the end of the third quarter of 2025, primarily due to the full redemption of foreign currency hybrid capital securities (USD 300 million) in September 2025, demonstrating a deteriorating trend in the qualitative indicators of capital. In addition, the company holds subordinated bonds totaling KRW 1,217.4 billion as of the end of 2025, which presents ongoing financial burden depending on market interest rates and refinancing issuance conditions at the time of exercising the early redemption right (Call Option) in the future. As a 100% subsidiary of Woori Financial Group, the potential conflict between the Group’s capital support capacity and the strengthening of dividend policy may serve as a variable affecting medium- to long-term financial stability. Investors should be fully aware of the impact that such deterioration in capital quality and changes in the regulatory environment may have on the capital adequacy of the wholly-owned subsidiaries.

D. Risks of Changes in Operating Revenue Composition

Following the adoption of IFRS 17, the operating revenue of the wholly-owned subsidiary has been primarily composed of the amortization of the Contractual Service Margin (CSM) under insurance contracts and investment income, and in 2025, consolidated net profit for the period amounted to KRW 124.5 billion, representing a sharp decline of 60.4% compared to the previous year (KRW 314.3 billion), as insurance profit decreased by 58.5% year-on-year to KRW 113.8 billion, thereby materializing the risk of earnings volatility. In particular, the closing CSM balance, a key indicator of future profitability, declined from KRW 2,671.1 billion as of end-2024 to KRW 2,457.1 billion as of end-2025, while the increased dependence on bancassurance channels following the conversion to a wholly-owned subsidiary of Woori Financial Group and the significant proportion of FVPL valuation gains and losses, which are highly sensitive to financial market fluctuations, constitute factors that adversely affect the qualitative stability of earnings. Furthermore, investors are advised to be fully cognizant of the uncertainties inherent in the revenue structure, as the risks arising from intense marketing competition, increased business expenses, and CSM adjustments resulting from changes in actuarial assumptions during the portfolio restructuring process toward protection-oriented insurance products constitute key factors that heighten the variability of future operating performance.

E. Risks Relating to the Retention of Key Investment and Asset Management Personnel

The life insurance industry, by its nature of providing intangible financial services, relies on highly skilled professionals as the company’s core competitive assets, and the sustainable growth and financial stability of the wholly-owned subsidiary are directly contingent upon securing key personnel such as actuaries, risk management specialists, and asset management managers on a stable basis. In particular, as of the first half of 2026, the sharp increase in demand for specialized personnel resulting from the advancement of IFRS 17 and K-ICS implementation, together with the supervisory authorities’ stringent actuarial guideline requirements, has made the ability to secure highly skilled actuaries a key factor in ensuring the reliability of financial statements. The wholly-owned subsidiary is competing intensively with other insurance companies and fintech firms to attract and retain such talent. The wholly-owned subsidiary employed 911 officers and employees as of year-end 2025, with an average tenure of 15.1 years, demonstrating stable human resource management; however, as the average salary per employee increased by approximately 13.8% from KRW 94 million in 2021 to KRW 107 million in 2025, the rise in labor costs may exert downward pressure on actual profitability metrics. In addition, internal uncertainties that may arise during the process of converting into a wholly-owned subsidiary of Woori Financial Group may accelerate the outflow of skilled personnel, and in particular, the departure of key investment personnel responsible for real estate project financing and overseas alternative investments poses a risk of financial losses, including the erosion of operational know-how, deterioration of returns, and the establishment of substantial provisions. In conclusion, the increased burden of operating expenses resulting from the enhancement of compensation arrangements to retain key personnel, and the potential for personnel attrition arising from changes in the controlling ownership structure, may adversely affect the medium- to long-term business performance of the wholly-owned subsidiary. Accordingly, investors are advised to give due consideration to the risks associated with turnover of key management personnel.

F. Risks Relating to Subsidiaries

The wholly-owned subsidiary operates Tongyang Life Financial Services Co., Ltd., a specialized sales subsidiary, to strengthen its insurance sales capabilities and improve operating efficiency. However, since its establishment in 2021, Tongyang Life Financial Services Co., Ltd. has recorded continuing net losses due to substantial expenditures incurred in establishing its market presence during the initial stage of operations and, as of December 31, 2025, had entered a state of capital impairment with total equity of negative KRW 1.4 billion. The financial deterioration of such subsidiary may result in additional financial burdens, including a decrease in consolidated net income and the recognition of impairment losses on goodwill. In particular, if the capital impairment persists, the wholly-owned subsidiary is highly likely to undertake additional capital increases or provide loans to restore financial soundness, which may reduce the available capital on a separate company basis for the wholly-owned subsidiary and exert downward pressure on the K-ICS (solvency ratio); moreover, should the turnaround be delayed due to intensifying competition in the GA market, there exists a risk of capital being irrecoverable, resulting in sunk capital. Furthermore, notwithstanding the company’s pursuit of enhanced professionalism and cost efficiency in its sales organization through the ‘separation of underwriting and distribution’ strategy, there remains an inherent risk that the strategy may fail if the subsidiary does not adequately fulfill its role as a gateway for securing new contract CSM or if elevated operating expenses persist. Investors should be fully aware that any breach of recruitment protocols or occurrence of mis-selling by agents affiliated with the subsidiary may result in the transfer of legal and reputational risks to the parent company, potentially causing damage to brand value and inviting sanctions from regulatory authorities.

G. Risks Relating to Overseas Investment

To overcome the limitations of the domestic market, where low growth and low interest rates have become entrenched, and to enhance the return on invested assets, the wholly-owned subsidiary maintains overseas bonds and overseas alternative investments at a certain level. As of December 31, 2025, the wholly-owned subsidiary held foreign currency-denominated marketable securities of approximately KRW 7,248.1 billion on a separate basis, representing a significant portion of its total marketable securities holdings at 26.9%. However, financial uncertainties remain due to foreign exchange rate risk and the potential deterioration in the quality of overseas assets. Despite the hedging strategy through foreign exchange derivatives, if swap points deteriorate due to the continued Korea-U.S. interest rate inversion and global liquidity constraints, foreign exchange hedging costs may surge, negatively affecting operating returns and interest margins. In particular, as uncertainty in the overseas commercial real estate market persists due to the high interest rate policies of major developed countries such as the United States and Europe and rising office vacancy rates, significant impairment losses may occur in investment assets in the form of mezzanine debt or equity interests.

In addition, the possibility cannot be ruled out that assets maturing in the first half of 2026 may become impaired as a result of a failure to refinance such assets upon maturity. Furthermore, under the Korean Insurance Capital Standard (K-ICS), stringent risk coefficients are applied to overseas assets, and any maturity mismatch in foreign exchange hedging may result in a sharp increase in market risk capital requirements, thereby causing a decline in the solvency ratio and imposing a significant capital replenishment burden. Investors should fully take into account that geopolitical uncertainties, including conflicts in the Middle East and U.S.-China tensions, together with changes in local regulations, may exert downward pressure on the financial condition of wholly-owned subsidiaries, compounded by weakened responsiveness due to physical distance and information asymmetry.

H. Risks Arising from Changes in Solvency Ratio (K-ICS) and Capital Adequacy

The K-ICS (Korea Insurance Capital Standard), which was fully implemented in 2023, represents a transition to a framework that reflects the financial substance of insurance companies more transparently than in the past through full mark-to-market valuation of assets and liabilities and sophisticated risk measurement based on shock scenario methodologies. As of the end of 2025, the wholly-owned subsidiary recorded a solvency ratio of 179.8%, exceeding the 130% threshold recommended by the financial authorities and maintaining stable financial soundness; however, it should be noted that this is the result of proactive capital management strategies undertaken during 2025, including the issuance of large-scale subordinated debt and the reduction of interest rate risk amounts through the acquisition of long-term assets. In particular, as of the first half of 2026, the widening volatility of market interest rates due to persistent geopolitical risks, together with the “Discount Rate Normalization Roadmap” being implemented in phases by the financial authorities through 2027 and the extension of the Last Liquid Point (LLP) to 30 years, are acting as constant downward pressure that sharply increases the Best Estimate Liabilities (BEL) of life insurance companies with a high proportion of ultra-long-term liabilities, thereby reducing their available capital. In addition, the regulation mandating compliance with a “Core Capital K-ICS ratio of 50%” scheduled to take effect from 2027 strongly requires the enhancement of “qualitative capital” with substantial loss absorption capacity, such as retained earnings or paid-in capital increases, beyond the defense of superficial solvency relying on supplementary capital such as subordinated bonds. If the solvency ratio falls below 100% due to future interest rate fluctuations or the materialization of alternative investment losses, the company may be subject to prompt corrective action, including management improvement recommendations, which could result in significant disruptions to new business expansion restrictions and dividend strategies. In conclusion, investors should be fully aware of the potential medium- to long-term volatility in financial stability that may arise from the interplay of increasingly stringent qualitative capital regulatory standards, the recurring refinancing burden of capital securities as they mature, and macroeconomic uncertainties, notwithstanding the fact that the Wholly-Owned Subsidiary currently maintains ostensibly stable soundness indicators.

I. Risks of Market Share Decline and Market Position

Based on individual insurance premium income, the wholly-owned subsidiary has maintained a market share in the range of approximately 4% to 5% on average over the past three years. As of December 31, 2025, the wholly-owned subsidiary recorded individual insurance premium income of approximately KRW 3.9 trillion and a market share of 4.7%. Additionally, the company ranks 8th in market share based on total premium income among all 22 domestic and international life insurance companies. When examining the trend of first-year premium income of wholly-owned subsidiary by solicitation channel, it can be observed that premium income through financial institution insurance agencies accounts for an overwhelmingly large proportion of 82.0% as of the end of 2025. As such, the wholly-owned subsidiary is actively utilizing non-exclusive partnership channels such as bancassurance and GA channels, and plans to further strengthen its non-exclusive channel partnerships through enhanced product competitiveness and flexible promotional operations. In particular, following 2022, during the period of rising interest rates, active customer marketing efforts were undertaken to temporarily expand sales of short-premium payment savings-type insurance products in order to address increases in early surrenders and maturities of existing savings-type insurance contracts and to secure liquidity. As a result, product sales were relatively concentrated through the bancassurance channel of financial institution insurance agencies. Meanwhile, under IFRS 17, insurance premiums received by insurance companies that are not related to insurance services in the current period, such as those from savings-type insurance products, are recognized as liabilities rather than revenue; accordingly, there is a trend toward focusing on the sale of protection-type insurance. Accordingly, the wholly-owned subsidiary is expanding its sales primarily through profitable protection-type insurance products, such as health insurance, via GA, a channel within its vision, and has maintained an average market share in the 5% range since 2021. However, as market competition in protection-type insurance intensifies and the scale of first-year premiums continues to decline, maintaining competitiveness in the protection insurance sector is expected to remain challenging going forward. Although the wholly-owned subsidiary will pursue the strengthening of its existing competitive advantages and enhancement of competitiveness, investors are advised to note that intensified competition resulting from domestic and international economic downturns, regulatory changes such as the introduction of IFRS 17, and similar factors may lead to a decline in the wholly-owned subsidiary’s market share and a consequent reduction in profitability.

J. Risks Relating to Deterioration in Liquidity

Insurance companies are required to maintain a certain level of highly liquid assets (cash, deposits, short-term trading securities, etc.) relative to total assets in order to meet insurance claim payment obligations. The liquidity ratio is a representative indicator thereof, serving as a key metric that demonstrates the extent to which liquid assets are maintained in anticipation of the funding requirements necessary for the performance of insurance obligations. The liquidity ratio of the wholly-owned subsidiary as of December 31, 2025 was 444.0%, representing a decrease from 453.9% as of December 31, 2024. The liquidity ratio of the wholly-owned subsidiary increased significantly from 240.07% as of December 31, 2021 to 889.73% as of December 31, 2022, primarily due to the expansion of the scope of assets eligible to be recognized as liquid assets beginning at the end of 2022. Meanwhile, as only a portion of securities have been recognized as liquid assets since the end of 2024, the scope of liquid assets eligible for recognition has been reduced, and accordingly, the liquidity ratio as of the end of 2024 decreased significantly compared to 2023, with the liquidity ratio as of the end of 2025 standing at 444.0%. However, considering the absolute level of the liquidity ratio, the stable inflow of insurance premiums and the scale of liquid assets held by the wholly-owned subsidiary, its overall liquidity risk is considered to be low. However, there is a possibility that available funds may become insufficient, including a shortfall in payment reserves, in the event of a sudden cash outflow arising from asset-liability maturity mismatches, reduced new business, increased lapse rates resulting in cash flow distortions, and increased insurance benefit and surrender value payments. In such circumstances, the wholly owned subsidiary may be compelled to dispose of its assets or resort to external financing, which could give rise to liquidity risk; accordingly, investors are advised to take note of this matter.

K. Risks Relating to Asset Quality Deterioration

As of December 31, 2025, the wholly-owned subsidiary had total invested assets of KRW 32,695.6 billion on a separate basis. Of these assets, marketable securities (82.4%) and loans receivable (14.2%) accounted for a significant proportion, and accordingly, the quality of such marketable securities and loans receivable has a material impact on the asset quality of the wholly-owned subsidiary. As of the end of 2025, securities held by the wholly-owned subsidiary amounted to approximately KRW 26,928.3 billion, consisting primarily of equity securities, financial debentures, and corporate bonds. With respect to the domestic securities portion of its marketable securities holdings, debt securities, including government and public bonds and special bonds, accounted for approximately 82.4% of total marketable securities as of 2025. In particular, considering that the securities comprising the largest proportion are safe government and public bonds (33.7%), and that corporate bonds and financial bonds are also composed of high-quality bonds, the credit risk level of the domestic securities is not considered high, given that the proportion of relatively safe assets is substantial. Meanwhile, as of December 31, 2025, the wholly-owned subsidiary’s weighted non-performing asset ratio was 0.14% and its substandard-or-below asset ratio was 0.40%, indicating that its asset quality was relatively sound compared to the industry average. However, monitoring is necessary as exposure to liquidity risk, credit concentration risk, and other risks associated with real estate project financing and alternative investment assets creates the possibility of losses arising from future declines in real estate markets and the real economy.

L. Risks Relating to Profitability

The wholly-owned subsidiary recorded consolidated net income for the year of KRW 239.8 billion in 2023 (and separate net income for the year of KRW 264.9 billion), representing a significant increase compared to the prior year and a return to profitability. This was attributable to the base effect of the onerous contract costs related to single-premium savings insurance recognized in 2022, the increase in amortization of the contractual service margin, and the improvement in investment profit and loss due to interest rate stabilization. In 2024, the wholly-owned subsidiary recorded consolidated net income for the year of KRW 314.3 billion (and separate net income for the year of KRW 310.2 billion). Although gains related to marketable securities decreased, net income increased compared to 2023 due to factors such as increased CSM amortization and a reduction in insurance finance expenses resulting from declining interest rates. In 2025, the wholly-owned subsidiary recorded consolidated net income for the year of KRW 124.5 billion (and separate net income for the year of KRW 65.8 billion), insurance revenue of KRW 1,263.5 billion (KRW 1,263.5 billion on a separate basis) and investment income of KRW 2,310.8 billion (KRW 2,272.9 billion on a separate basis), reflecting stable earnings. Although the wholly-owned subsidiary has maintained stable insurance profit based on contractual service margin amortization following the adoption of IFRS 17 through the strengthening of its protection-type insurance business, insurance profit may decline somewhat due to factors such as an increase in losses from actual insurance claims relative to expected claims, rising loss ratios across age groups and the strengthening of liability discount rate requirements. Accordingly, changes in the financial market environment that result in a decline in investment gains and losses may adversely affect the profitability of the wholly-owned subsidiary, and investors are advised to take note of this matter. Meanwhile, following the adoption of IFRS 17 in 2023, the calculation of incurred loss ratios, net expense ratios and combined ratios, which had previously been used as profitability indicators, was discontinued, and new concepts, including the contractual service margin (CSM), were introduced as profitability indicators for the insurance business segment. While the CSM amount allows for comparison of the relative profitability and competitive position of insurance companies, it currently exhibits significant variation among insurers. Although the wholly-owned subsidiary has maintained favorable levels of CSM and other profitability indicators introduced under IFRS 17, investors should note that the profitability of the wholly-owned subsidiary may deteriorate if it is unable to manage the level of fluctuations in CSM resulting from future adjustments in a stable manner.

M. Risks Arising from Interest Rate Fluctuations

The operating performance of the wholly-owned subsidiary is determined by the level of interest income and the effectiveness of asset and liability management in response to interest rate fluctuations. As of year-end 2025, with an operating asset portfolio concentrated primarily in bonds (47.8%), loan receivables (15.9%), and foreign currency securities (17.6%), the importance of managing asset management yields in response to interest rate movements and managing investment operations risk has been expanding. During periods of rising interest rates, there are risks of reduced interest spreads resulting from pressure to increase declared interest rates, declines in unrealized gains due to decreases in the value of fixed-rate assets, and losses on asset sales undertaken to respond to policy surrenders and withdrawals by policyholders seeking products offering higher yields. Conversely, during periods of declining interest rates, profitability may be adversely affected by the need to reinvest maturing cash at lower interest rates and by negative interest margins arising from high fixed-rate products bearing interest rates of 5% or more that were sold in the past. In particular, the upward trend in the base interest rate that commenced in 2021 shifted to a downward trend by the end of 2024 and continued through the first half of 2025; however, as of April 2026, interest rate volatility attributable to external factors remains exceptionally high, as the rate freeze persists due to global geopolitical risks and inflationary pressures. In this environment, the wholly-owned subsidiary’s K-ICS solvency ratio of 179.8% as of December 31, 2025 exhibits significant sensitivity to declines in market interest rates, such that a decrease of 50 basis points or 100 basis points could result in a substantial decline in such ratio. Investors should note that reductions in CSM resulting from unexpected policy surrenders and the potential occurrence of negative interest margins, where asset management yields fall below guaranteed interest rates, may have a material adverse effect on the wholly-owned subsidiary’s medium- to long-term financial stability.

N. Contingent Liability Risks

As of the end of 2025, there are a total of 38 pending lawsuits in which the wholly-owned subsidiary is named as defendant, with an aggregate litigation amount of KRW 6,768 million. Considering that the litigation amount is relatively small compared to the scale of the wholly-owned subsidiary’s assets and capital, the contingent liabilities arising from such litigation are not likely to have a material impact on the wholly-owned subsidiary’s financial stability or operating performance in the future. However, if, as a result of such litigation, the wholly-owned subsidiary experiences reputational damage or becomes subject to sanctions imposed by the financial authorities, such events may constrain its business operations and adversely affect its profitability.

In particular, significant cases are pending that would give rise to an obligation to return distributions in the event of an adverse final judgment, including a lawsuit seeking return of distributions in connection with the disposal of investment assets by a PEF (claim amount: KRW 3,934 million), and as of the end of 2025, an investigation by the Financial Supervisory Service is ongoing regarding potential violations of the Act on the Use and Protection of Credit Information, such that any administrative fines that may be imposed by the Financial Services Commission could constitute a direct financial burden on the wholly owned subsidiary. In addition, as of December 31, 2025, the wholly-owned subsidiary had equity investment commitments of KRW 537.2 billion and loan commitments of KRW 924.5 billion. The maximum exposure to loss arising from its involvement with unconsolidated structured entities, including asset securitization SPCs, real estate financing vehicles and investment funds, amounted to KRW 7,044.6 billion, and the wholly-owned subsidiary recognized actual losses of KRW 85.7 billion from such unconsolidated structured entities during 2025. The wholly-owned subsidiary is unable to exercise control over the decision-making of such structured entities. If events occur such as a failure by unconsolidated structured entities to fulfill their payment obligations or the inability of their underlying businesses to proceed as planned, additional losses may arise with respect to the relevant investments, resulting in additional financial burdens on the wholly-owned subsidiary. Accordingly, investors should carefully consider that litigation and contingent liabilities, as well as the potential deterioration of unconsolidated structured entities, may have a material adverse effect on the wholly-owned subsidiary’s medium- to long-term operating performance and financial condition.

O. Risks Relating to Reputational Damage and Consumer Protection

The misselling ratio of the wholly-owned subsidiary and the life insurance industry has continued to decline. This trend is attributable to increased public attention to misselling, which has led to enhanced supervision by the financial authorities and the strengthening of internal processes at individual life insurance companies to prevent misselling. In the case of the wholly-owned subsidiary, misselling has continued to decline as a result of efforts such as appointing a Chief Consumer Officer (CCO) in 2016, reorganizing its consumer protection organization and system by establishing a Consumer Protection Committee, introducing online training on proper sales practices, and adding courses on proper sales practices to its training institute’s in-person education programs. In addition, the wholly-owned subsidiary has enhanced customer convenience by implementing simplified claims procedures for insurance benefits and mobile policy underwriting review services, and has reduced the time required from claims submission to payment through measures such as expanding mobile and online claims submission channels and streamlining the insurance claim payment process. As a result of these new service initiatives, the wholly-owned subsidiary’s misselling ratio stood at 0.02% in 2025, which is lower than the industry average misselling ratio of 0.04%. However, if excessive sales activities are undertaken to attract insurance contracts due to factors such as stagnation in the profitability of life insurance companies and intensifying competition in the protection-type insurance segment, the wholly-owned subsidiary’s misselling ratio may increase again. Furthermore, if the misselling ratio of a wholly owned subsidiary increases relative to competitors, this may result in reduced profitability due to reputational damage or adversely affect the wholly owned subsidiary’s business operations through sanctions or other regulatory measures imposed by financial authorities. Therefore, investors are advised to continuously monitor the misselling ratio of the wholly-owned subsidiary.

P. Risks Relating to the Composition of Insurance Sales Channels

The life insurance industry remains highly dependent on face-to-face channels due to the complexity of product structures, and the efficient management and diversification of sales channels are key factors directly linked to insurers’ acquisition of new contracts and maintenance of profitability. As of December 31, 2025, of the wholly-owned subsidiary’s total solicitation amount of KRW 4,814,448 million, KRW 3,662,371 million, or 76.1%, was attributable to company-employed solicitation, indicating a significant concentration of its sales structure in proprietary channels. While such proprietary channels provide the advantage of strong control over product sales, they also involve substantial fixed costs, including recruitment support payments and training expenses for high-performing sales agents, and are continuously exposed to the risk of agent attrition amid the rapid growth of the GA (general agency) market. Accordingly, a large-scale outflow of sales personnel to competitors may weaken the core sales base and potentially hinder the acquisition of new business CSM. Furthermore, in the case of bancassurance, one of the major sales channels for the wholly-owned subsidiary, its proportion has been declining, standing at 8.0% (KRW 384,596 million) as of the end of 2025. Despite plans to strengthen operations through synergies with Woori Financial Group, there exists a legal limitation on expanding market share within the holding company due to the ‘bancassurance rule’ regulation, which restricts the sales proportion of any specific insurer to within 25%, and there remains a persistent risk that the anticipated synergy effects may prove insufficient in the event of regulatory tightening by the financial authorities. In addition, Tongyang Life Financial Services Co., Ltd., a sales subsidiary operated to enhance sales specialization, has entered a state of capital impairment with total equity of negative KRW 1.4 billion as of December 31, 2025, reflecting a severe deterioration in its financial condition. If such subsidiary continues to incur losses, it may adversely affect the consolidated results of the wholly-owned subsidiary and increase the burden of additional capital injections, including potential paid-in capital increases for financial soundness restoration, which may in turn exert downward pressure on the K-ICS ratio. In terms of distribution by product type, death insurance accounted for 66.0% (KRW 3,174,438 million) of total solicitation, representing an overwhelming share. Accordingly, during an economic downturn, lower policy retention rates or increased surrenders and withdrawals may reduce the contractual service margin and weaken profitability. In particular, the implementation of strengthened commission regulations scheduled for July 2026 (including the expanded application of the 1,200% rule) and any misselling resulting from inadequate channel management may lead to reputational damage and significant financial losses, including the imposition of substantial administrative fines. Accordingly, investors should fully consider that the imbalance in channel composition and associated cost burdens may have a material adverse effect on the Company’s medium- to long-term performance and financial soundness.

Other Investment Risks

A. Risks Relating to Fluctuations in the Share Price of Woori Financial Group Inc.

The volatility of Woori Financial Group Inc.’s share price may increase due to various factors, and investors should note that the issuance of new shares for the share exchange contemplated herein may in particular result in fluctuations in the share value of Woori Financial Group Inc. In addition, on the share exchange date, one registered common share of Tongyang Life Insurance Co., Ltd. will be exchanged for 0.2521056 registered common shares of Woori Financial Group Inc., and the share exchange ratio will be fixed and will not be further adjusted in accordance with fluctuations in the share prices of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. Accordingly, there is a risk that the value of the shares of Woori Financial Group Inc. to be issued to the shareholders of Tongyang Life Insurance Co., Ltd. pursuant to the share exchange may fluctuate. In addition, new shares allocated to treasury shares acquired through the exercise of appraisal rights must be disposed of in accordance with the obligation to dispose of such shares, and investors should note that this may also be a factor affecting fluctuations in the share value.

B. Risks Relating to the Suspension of Trading in Tongyang Life Insurance Co., Ltd. Shares

The scheduled date for notice and public announcement of invalidation of share certificates for the common shares of Tongyang Life Insurance Co., Ltd., which will become a wholly-owned subsidiary, is August 4, 2026, and accordingly, trading of the common shares of Tongyang Life Insurance Co., Ltd. is expected to be suspended from August 7, 2026 until the business day immediately preceding the date on which the exchanged shares (common shares of Woori Financial Group Inc.) become eligible for over-the-counter trading of share certificates (August 28, 2026). Accordingly, shareholders of Tongyang Life Insurance Co., Ltd. are advised to take note of this matter.

C. Possibility of Changes in Laws, Regulations, and the Regulatory Environment

Woori Financial Group Inc. and its subsidiaries operate under a legal and regulatory environment that is subject to change, and may be subject to penalties and other regulatory measures in the event of violations of applicable laws and regulations.

D. Tightening Trend in Exchange Supervisory and Regulatory Standards

Recently, there has been a tightening trend in supervisory and regulatory standards applicable to listed companies such as Woori Financial Group Inc., and if Woori Financial Group Inc. were to violate relevant regulations, including listing rules, there is a risk that the Korea Exchange may impose sanctions such as trading suspension of its shares, designation as a stock under administrative supervision, substantive review for delisting, or delisting.

E. Possibility of Amendments During the Disclosure Review Process

This Registration Statement and (preliminary) prospectus, as well as other attached (supplementary) documents, may be subject to partial amendments during the disclosure review process, and if material information closely related to investment decisions is changed, the timetable may be delayed. In addition, the schedule may be subject to change in the course of coordination with relevant authorities, and investors are advised to continuously monitor the progress of the transaction.

F. Investment Decisions and Their Outcomes Are Attributable to Investors

Investors should note that investment decisions should not be made based solely on the information set forth in this securities registration statement, including the above risk factors, and should be made based on their own independent judgment. In addition, the effectiveness of this securities registration statement does not constitute an acknowledgment by the government that the information contained herein is true or accurate, nor does it constitute a guarantee or approval of the value of the securities offered.

G. Taxation of the Share Exchange

The share exchange (the “Share Exchange”) contemplated herein constitutes an over-the-counter transaction (including shareholders exercising appraisal rights) and is subject to corporate income tax or individual income tax on capital gains, as well as securities transaction tax (0.35%). Whether the Share Exchange is eligible for tax deferral under Article 38 of the Restriction of Special Taxation Act and exemption from securities transaction tax under Article 117 of the same Act will be determined based on whether the requirements prescribed under the Act and its Enforcement Decree are satisfied. In the case of the Share Exchange, as the acquisition cost of shares of the wholly-owned subsidiary acquired by the Wholly-Owning Parent Company within two years prior to the date of the share exchange is deemed to be cash consideration, it is determined that the requirements for tax deferral and securities transaction tax exemption are not satisfied, as the value of shares of the Wholly-Owning Parent Company does not account for at least 80% of the total consideration. Accordingly, the tax treatment of shareholders participating in the Share Exchange shall be governed by the provisions of the Income Tax Act, Corporate Tax Act, and Securities Transaction Tax Act applicable to ordinary share transfers.

H. Risks Relating to the Loss of Voting Rights Associated with Cross-Held Shares and Share Price Fluctuations Resulting from the Disposition of Such Shares

With respect to the subsidiary Tongyang Life Insurance Co., Ltd., investors should note that any shares of Woori Financial Group Inc. (new shares) to be received in connection with treasury shares acquired through the exercise of appraisal rights by dissenting shareholders to the Share Exchange will constitute cross-shareholdings (mutual shareholdings) under Article 369(3) of the Korean Commercial Code (the “KCC”) and will therefore carry no voting rights.

In the case of shares of Woori Financial Group Inc. allocated with respect to treasury shares acquired by Tongyang Life Insurance Co., Ltd. as a result of the exercise of appraisal rights by shareholders dissenting from the Share Exchange, such shares must be disposed of within three years from the date of acquisition (i.e., the Share Exchange date of August 11, 2026), in accordance with Article 62-2(1) of the FHCA. In the event that appraisal rights are exercised on an unexpectedly large scale, Tongyang Life Insurance Co., Ltd. may be required to dispose of a substantial amount of Woori Financial Group Inc. shares pursuant to its statutory disposal obligations under the FHCA, which may adversely affect the share price of Woori Financial Group Inc. Investors are advised to take note of this matter.

I. Risks Associated with Small-Scale Share Exchanges

The new shares issued by Woori Financial Group Inc. to the shareholders of Tongyang Life Insurance Co., Ltd. in connection with the Share Exchange represent 1.195% of the total number of issued and outstanding shares of Woori Financial Group Inc., and therefore satisfy the requirements for a small-scale share exchange under Article 360-10 of the KCC. In the case of the special provisions for a small-scale share exchange, the resolution approving the share exchange may be substituted by a resolution of the Board of Directors in lieu of a general meeting of shareholders, and accordingly, shareholders of Woori Financial Group Inc. will not be granted appraisal rights.

J. Risks Relating to the Delisting of Tongyang Life Insurance Co., Ltd.

As of the filing date of the Registration Statement, Woori Financial Group Inc. is a corporation listed on the Korea Exchange securities market and is expected to maintain its status as a listed corporation on the Korea Exchange securities market following the comprehensive share exchange. In the case of Tongyang Life Insurance Co., Ltd., which will become a wholly-owned subsidiary following the comprehensive share exchange, it is scheduled to be delisted on August 31, 2026 in accordance with the listing rules of the Korea Exchange. However, the scheduled delisting date is based on the expected timetable as of the time of disclosure and may be subject to change through consultations with relevant authorities and other circumstances. In addition, prior to the delisting of Tongyang Life Insurance Co., Ltd., shareholders will receive common shares of Woori Financial Group Inc. through the comprehensive share exchange, or, if they dissent from the comprehensive share exchange, they will receive cash equal to the appraisal value through the exercise of appraisal rights. Accordingly, as investors are provided with an opportunity to recover their investment prior to delisting, they are advised to take this into consideration.

K. Risks Relating to the Treatment of Fractional Shares

As of the share exchange date (scheduled for August 11, 2026), the shares of Tongyang Life Insurance Co., Ltd. held by shareholders registered in the shareholder registry, other than Woori Financial Group Inc. (the “Eligible Shareholders,” including treasury shares acquired by Tongyang Life Insurance Co., Ltd. as a result of the exercise of appraisal rights by dissenting shareholders, and including Tongyang Life Insurance Co., Ltd. itself; hereinafter referred to as the “Share Exchange Eligible Shareholders”), will be transferred to Woori Financial Group Inc. In consideration for such exchange, Woori Financial Group Inc. will issue and allocate 8,696,875 newly issued common shares to the Share Exchange Eligible Shareholders at an exchange ratio of 0.2521056 common shares of Woori Financial Group Inc. for each one common share of Tongyang Life Insurance Co., Ltd.

In allocating Woori Financial Group Inc. shares to the Share Exchange Eligible Shareholders in accordance with the exchange ratio, if any fractional shares of less than one share arise, Woori Financial Group Inc. will pay cash equivalent to such fractional shares to the relevant Share Exchange Eligible Shareholders to whom such fractional shares would otherwise be attributed, based on the closing price of the new shares on the listing date (referring to the closing price on the Korea Exchange KOSPI market), within one month from the Share Exchange date. Accordingly, investors should note that the amount to be received in respect of fractional shares arising from the Share Exchange may be affected by the closing price of the shares on the listing date.

Investment Risks Relating to the Merger, etc.

A. Risks Relating to Approval by the Board of Directors in Lieu of a Shareholders’ Meeting and Approval by the Extraordinary General Meeting of Shareholders

Woori Financial Group Inc., which will become the wholly-owning parent company, satisfies the requirements for a small-scale share exchange under Article 360-10 of the KCC, and therefore intends to proceed with the Share Exchange in accordance with the procedures for a small-scale share exchange. In the case of Tongyang Life Insurance Co., Ltd., which will become a wholly-owned subsidiary, the requirements for a simplified share exchange under Article 360-9 of the KCC are not satisfied, and therefore approval of the Share Exchange must be obtained at an extraordinary general meeting of shareholders. Accordingly, in connection with the Share Exchange, Woori Financial Group Inc. will proceed through a board resolution in lieu of a general meeting of shareholders, while Tongyang Life Insurance Co., Ltd. will proceed through an extraordinary general meeting of shareholders.

If shareholders holding 20% or more of the total issued and outstanding shares of Woori Financial Group Inc. express dissent to the small-scale share exchange, Woori Financial Group Inc. would not be able to substitute the board resolution for a general meeting of shareholders, which could constitute grounds for termination or amendment of the share exchange agreement. As of the date of filing of this securities registration statement (May 14, 2026), the period for receiving notices of objection to the small-scale share exchange (May 6, 2026 to May 13, 2026) has ended, and the number of shares held by shareholders who expressed dissent totaled 4,396,004 shares, representing approximately 0.6% of the total issued and outstanding shares of Woori Financial Group Inc. (734,076,320 shares), which does not reach the 20% threshold. Accordingly, the Share Exchange is expected to proceed as a small-scale share exchange as planned.

In the case of a small-scale share exchange, the resolution approving the share exchange may be substituted by a board resolution in lieu of a general meeting of shareholders, and accordingly, shareholders of Woori Financial Group Inc. will not be granted appraisal rights.

If the resolution approving the Share Exchange Agreement is rejected at the Board of Directors or general meeting of shareholders of Woori Financial Group Inc. or Tongyang Life Insurance Co., Ltd., the Share Exchange Agreement shall automatically and retroactively become null and void without any separate action by the parties, and the comprehensive share exchange may consequently be terminated. Investors are advised to take this into consideration.

B. Risks Relating to the Amendment, Termination, or Failure to Become Effective of the Share Exchange Agreement

If any of the following events set forth in the share exchange agreement entered into between Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. (the “Share Exchange Agreement”) occurs, the Share Exchange Agreement may become retroactively null and void, or Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. may terminate or amend the Share Exchange Agreement.

Under the Share Exchange Agreement, if the resolution approving the Share Exchange Agreement is rejected by the Board of Directors of Woori Financial Group Inc. or at the general meeting of shareholders of Tongyang Life Insurance Co., Ltd., the Share Exchange Agreement shall retroactively become null and void without any separate action by the parties. The parties may also modify or terminate the agreement.

Although the possibility that the Share Exchange Agreement will be terminated due to rejection of the resolution approving the Share Exchange at the Board of Directors of Woori Financial Group Inc. or at the general meeting of shareholders of Tongyang Life Insurance Co., Ltd. is not expected to be high, it cannot be entirely ruled out that the agreement may be terminated due to events such as natural disasters or other material changes in the financial or operational condition of the parties. Investors are advised to take this into consideration.

C. Risks Relating to Deterioration in Financial Condition Due to Excessive Exercise of Appraisal Rights

In the case of shareholders of Woori Financial Group Inc., no appraisal rights will be granted in connection with the Share Exchange, as it constitutes a small-scale share exchange. In the case of dissenting shareholders of Tongyang Life Insurance Co., Ltd., appraisal rights will be granted. If the number of shares subject to appraisal rights reaches a level that imposes a financial burden on Tongyang Life Insurance Co., Ltd., the resulting recognition of share exchange-related costs and reduction in equity may have an adverse impact on the financial condition of Tongyang Life Insurance Co., Ltd., and investors are advised to take this into consideration.

D. Risks Relating to Lawsuits Initiated by Minority Shareholders

Some minority shareholders of the parties to the Share Exchange may file lawsuits seeking to invalidate the Share Exchange on grounds such as procedural defects in the Share Exchange process or allegations that the exchange ratio is unfair. The Share Exchange ratio has been determined in compliance with applicable laws and regulations, and the Share Exchange process is also being carried out in accordance with relevant legal requirements, including the KCC. Accordingly, the likelihood that the Share Exchange would be deemed invalid is considered low; however, the possibility that litigation may be filed in connection with the Share Exchange cannot be completely ruled out, and investors are advised to take this into consideration.

E. Possibility of Entering into Separate Agreements for the Share Exchange

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. may enter into separate agreements with respect to matters requiring mutual agreement for the Share Exchange, and such separate agreements shall be deemed to form part of the Share Exchange Agreement.

F. Application of Special Provisions for Share Exchange

The Share Exchange may be conducted by applying the special provisions for share exchanges under Article 62-2 of the FHCA, thereby allowing certain procedural periods under the KCC to be shortened.

As Woori Financial Group Inc. is listed on the NYSE (New York Stock Exchange), and is required under NYSE listing rules to make a public notice at least 10 days prior to the record date, the record date for determining shareholders entitled to express dissent to the small-scale share exchange was set as May 6, 2026, which is at least 10 days after the board resolution date of April 24, 2026.

In order to enhance the stability of the Share Exchange process, the record date for determining shareholders entitled to vote at the general meeting of shareholders of Tongyang Life Insurance Co., Ltd. for approval of the Share Exchange has also been set as May 6, 2026. All other procedures will be carried out in accordance with the special provisions under the KCC and the FHCA.

II. Form of Transaction

Merger, etc.		Share Exchange
Whether the Transaction Constitutes a Backdoor Listing		Not applicable

III. Principal Schedule
Date of Board of Directors Resolution		April 24, 2026
Date of Agreement		April 29, 2026
Record Date for Determining Shareholders for the general meeting of shareholders		May 6, 2026
Date of Shareholders’ Meeting for Approval		July 24, 2026
Exercise Period and Price for Appraisal Rights	Commencement Date	July 24, 2026
	Termination Date	August 3, 2026
	(Appraisal Right Exercise Price – Company-Provided Price)	KRW 8,505 per common share of Tongyang Life Insurance Co., Ltd.

Key Schedule of Woori Financial Group Inc.

Record Date Announcement

Share Exchange Agreement Date

Record Date for Eligible Shareholders

Public Announcement of Small-Scale Share Exchange

Period for Submission of Dissent to Small-Scale Share Exchange

Board of Directors Resolution in Lieu of Shareholders’ Meeting for Approval of Share Exchange

Share Exchange Date

Scheduled Share Delivery Date

Scheduled Listing Date of Shares

April 24, 2026 April 29, 2026 May 6, 2026 May 6, 2026 May 6 through May 13, 2026 July 24, 2026 August 11, 2026 August 31, 2026 August 31, 2026

Key Schedule of Tongyang Life Insurance Co., Ltd.

Record Date Announcement

Share Exchange Agreement Date

Record Date for Eligible Shareholders

Period for Submission of Dissent to the Share Exchange

Share Exchange Approval

general meeting of shareholders Date

Appraisal Rights Exercise Period

Public Notice of Share Certificate Invalidity and Submission of Old Share Certificates

Trading Suspension Period

Scheduled Payment Date for Appraisal Rights Proceeds

Scheduled End Date of Submission Period for Old Share Certificates

Share Exchange Date

Delisting Date

April 24, 2026

April 29, 2026

May 6, 2026

April 24, 2026 through July 23, 2026

July 24, 2026

July 24, 2026 through August 3, 2026

August 4, 2026

August 7, 2026 through August 28, 2026

August 7, 2026

–

August 11, 2026

August 31, 2026

Note 1) In the case of Woori Financial Group Inc., the Share Exchange will be conducted as a small-scale share exchange, and therefore the approval of the general meeting of shareholders will be substituted by approval of the Board of Directors, and appraisal rights will not be granted to the shareholders of Woori Financial Group Inc.

Note 2 )In the case of Tongyang Life Insurance Co., Ltd., the Share Exchange is conducted as a standard share exchange requiring approval by the general meeting of shareholders, and appraisal rights are granted to the shareholders of Tongyang Life Insurance Co., Ltd.

Note 3) The above schedule reflects the expected timetable as of the date of filing of this securities registration statement; however, it may be subject to partial amendments during the review process by the relevant authorities, and if material information closely related to investment decisions is changed, the scheduled timetable may be revised accordingly. That is to say, investors are advised to note that the schedule and related matters may be subject to change through consultations with relevant authorities or agencies, review procedures, and negotiations between the contracting parties.

Note 4) Tongyang Life Insurance Co., Ltd. canceled 5,296,004 treasury shares it held pursuant to a board resolution on April 30, 2026. The cancellation of treasury shares held by Tongyang Life Insurance Co., Ltd. was completed by a board resolution alone, without a separate resolution of the general meeting of shareholders or creditor protection procedures, pursuant to the proviso of Article 343(1) of the amended KCC, which was promulgated and came into effect on March 6, 2026.

Note 5) With respect to all treasury shares to be acquired by Tongyang Life Insurance Co., Ltd. as a result of the exercise of appraisal rights by dissenting shareholders in connection with the Share Exchange (the number of which cannot be estimated as of the filing date of this securities registration statement), shares of Woori Financial Group Inc., which constitute the consideration for the Share Exchange, are expected to be allocated, and such shares will be disposed of within three years from the date of acquisition in accordance with Article 342-2 of the KCC and Article 62-2 of the FHCA. If specific matters, such as the future schedule or the number of treasury shares acquired pursuant to dissenting shareholders’ appraisal rights, are determined, the company plans to disclose such information in accordance with the applicable disclosure regulations.

IV. Valuation and Allocation of New Share

(Unit: KRW, share)

Ratio or value	Woori Financial Group Inc.: Tongyang Life Insurance Co., Ltd. = 1 : 0.2521056
Independent Valuation Institution	—
Issued Securities	Type	Quantity	Par Value	Offering (Sale) Price	Total Amount of Offering (Sale)
	Registered Common Shares	8,696,875	5,000	34,589	300,816,209,375
Payment of Grants, etc.	No additional cash consideration will be paid other than the payment of proceeds from the sale of fractional shares.

Note 1) Pursuant to Article 176-6(4)(ii) of the Enforcement Decree of the Financial Investment Services and Capital Markets Act (the “FSCMA”), a valuation by an independent appraisal institution regarding the fairness of the exchange value is not required for the Share Exchange.

Note 2) Woori Financial Group Inc. does not plan to issue treasury shares to the shareholders subject to the Share Exchange.

Note 3) The actual increase in total capital of Woori Financial Group Inc. resulting from the Share Exchange may differ from the above total offering amount. Woori Financial Group Inc. plans to apply the closing price of its common shares on the Share Exchange date as the issue price of the new shares issued in connection with the Share Exchange.

Note 4) Tongyang Life Insurance Co., Ltd. completed the cancellation of 5,296,004 treasury shares pursuant to a board resolution on April 30, 2026.

Note 5) With respect to all treasury shares to be acquired by Tongyang Life Insurance Co., Ltd. as a result of the exercise of appraisal rights by dissenting shareholders in connection with the Share Exchange (the number of which cannot be estimated as of the filing date of this securities registration statement), shares of Woori Financial Group Inc. as consideration for the Share Exchange are expected to be allocated, and such shares will be disposed of within three years from the date of acquisition in accordance with Article 342-2 of the KCC and Article 62-2 of the FHCA.

Note 6) The actual increase in total capital of Woori Financial Group Inc. resulting from the Share Exchange may differ from the above total offering amount.

V. Summary Information on the Parties to the Transaction

(Unit: KRW, share)

Company Name		Woori Financial Group Inc.	Tongyang Life Insurance Co., Ltd.
Category		Wholly-Owning Parent Company	Wholly-Owned Subsidiary
Number of Issued Shares	Common Shares	728,089,682	156,062,581
	Preferred Shares	—	—
Total Assets		28,553,113,787,427	34,461,409,676,176
Capital		3,802,676,300,000	806,792,925,000

Note 1) The number of issued shares is based on the status as of the filing date of this securities registration statement, and total assets and capital are based on the separate financial statements as of the end of the first quarter of 2026.

Note 2) On a consolidated financial statement basis as of the end of the first quarter of 2026, total assets of Woori Financial Group Inc. amount to KRW 612,585,300 million. On a consolidated financial statement basis as of the end of the first quarter of 2026, total assets of Tongyang Life Insurance Co., Ltd. amount to KRW 34,495,301 million.

VI. Other Additional Information

[Material Fact Report]	[Amended] Material Fact Report (Decision on Share Exchange) – May 14, 2026
[Miscellaneous]	Please refer to the Company’s Material Fact Report relating to the Share Exchange, which was initially filed through the electronic disclosure system on April 24, 2026.

PART 1. OVERVIEW OF COMPREHENSIVE SHARE EXCHANGE/TRANSFER

I. General Information Regarding Comprehensive Share Exchange/Transfer

1. Purpose of the Share Exchange

A. Counterparty and Background of the Share Exchange

1) Overview of the Parties to the Share Exchange

Company Becoming the Wholly-Owning Parent Company	Company Name	Woori Financial Group Inc.
	Location	51, Sogong-ro, Jung-gu, Seoul, Korea
	Representative Director	Jong-Yong Yim
	Corporate Type	Listed company on the Korea Securities Market

Company Becoming a Wholly-Owned Subsidiary	Company Name	Tongyang Life Insurance Co., Ltd.
	Location	33, Jongno, Jongno-gu, Seoul, Korea
	Representative Director	Dae-kyu Seong
	Corporate Type	Listed company on the Korea Securities Market

2) Background of the Share Exchange

Woori Financial Group was established in January 2019 as a financial holding company to provide comprehensive financial services, in order to proactively respond to risks expected in the domestic banking industry, including heightened macroeconomic uncertainty, rising credit risk associated with increasing household debt in Korea, and changes in the banking environment driven by the expansion of fintech and the entry of internet-only banks. Woori Financial Group Inc. was established through a statutory comprehensive share transfer under the KCC, whereby shares of Woori Bank Co., Ltd. and five subsidiaries of Woori Bank (Woori FIS Co., Ltd., Woori Financial Management Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., and Woori Private Equity Asset Management Co., Ltd.) were transferred at 100% ownership. In the same year, Woori Financial Group Inc. also acquired Woori Card Co., Ltd., a second-tier subsidiary, as a wholly-owned subsidiary through a comprehensive share exchange, and acquired Woori Comprehensive Finance Co., Ltd. (currently Woori Investment Bank Co., Ltd.) from Woori Bank through a share purchase agreement, thereby making it a subsidiary. In addition, in 2019, the Group acquired Woori Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., and Woori Asset Trust Co., Ltd., thereby promoting the early stabilization of the holding company structure and expansion of its business portfolio after the establishment of the holding company. In the second half of 2020, Woori Financial Group strengthened its non-banking business portfolio and enhanced synergies among group subsidiaries by acquiring a 74.04% equity interest in Aju Capital (currently Woori Financial Capital Co., Ltd.), thereby making it a subsidiary of Woori Financial Group Inc. Since 2021, as part of efforts to improve management efficiency and strengthen the non-banking segment, Woori Financial Capital Co., Ltd., Woori Venture Partners Co., Ltd., Woori Comprehensive Finance Co., Ltd. (currently Woori Investment Bank Co., Ltd.), and ABL Life Insurance Co., Ltd. were converted into 100%-owned subsidiaries through comprehensive share exchanges.

Tongyang Life Insurance Co., Ltd. was established in April 1989 as a joint venture between Tongyang Cement and Mutual Benefit Life Insurance Company of the United States under the name Tongyang Beneficial Life Insurance Co., Ltd. In August 1995, the company changed its current corporate name, and in October 2009 it was listed on the Korea Exchange (KOSPI), becoming the first life insurer in Korea to be listed and commence trading. In September 2015, its largest shareholder was changed to Anbang Insurance Group of China (currently Dajia Insurance Group of China). Subsequently, in July 2025, the company became a subsidiary of Woori Financial Group. Tongyang Life Insurance Co., Ltd. operates businesses including protection-type products such as survival insurance, death insurance, and group insurance, as well as savings-type products such as retirement pension products. As of the filing date of this securities registration statement, it holds Tongyang Life Financial Service Co., Ltd. as a subsidiary. Tongyang Life Insurance Co., Ltd. is a subsidiary of Woori Financial Group Inc., and as of the filing date, Woori Financial Group Inc. holds a 77.90% equity interest in its subsidiary, Tongyang Life Insurance Co., Ltd.

Tongyang Life Insurance Co., Ltd. established its subsidiary, Tongyang Life Financial Service Co., Ltd., at the end of 2021 in order to strengthen its non-face-to-face sales competitiveness and enhance the professionalism of its telemarketing channel, with the aim of improving competitiveness and revitalizing sales in the insurance market. Supported by the success of high-margin health insurance products and efficient asset management, the Company achieved meaningful growth in profitability during 2023–2024. In 2025, however, growth in operating revenue (insurance revenue and investment income) appears to have entered a plateau phase. In terms of profitability indicators, the insurance profit recorded a deficit in the assumption variance item (i.e., the difference between expected and actual insurance claims and expenses), and the increase in onerous contract costs resulted in a significant year-on-year decline (operating profit decreased by 46% and net profit decreased by 60.4%), reflecting a relatively weak performance. Although operating revenue has shown a gradual upward trend over the past four years, profitability indicators have exhibited significant volatility and have not been consistently stable. In addition, from a share price perspective, meaningful positive market reactions have not been observed beyond macro-driven factors such as regulatory amendments and inclusion in Woori Financial Group.

[Key Financial Indicators of Tongyang Life Insurance Co., Ltd. (Consolidated Basis)]

(Unit: KRW, %)	Q1 FY2026	Q1 FY2025	FY2025	FY2024	FY2023
Operating Revenue	1,117,839	860,127	3,574,279	3,499,448	3,250,821
growth% (Note 1)	30.0%	—	2.1%	7.6%	7.6%
Operating profit	31,104	58,665	198,812	368,058	294,252
EBIT%	2.8%	6.8%	5.6%	10.5%	9.1%
Net income for the period	25,203	46,194	124,494	314,293	239,826
NI%	2.2%	5.4%	3.5%	9.0%	7.4%

(Note 1) Operating revenue growth rate refers to the increase in operating revenue compared to the corresponding period.

① Effects of Management Performance Improvement

Following the adoption of IFRS in 2023, the Company achieved notable revenue growth and profitability improvement in 2023–2024, driven by expansion of protection-type insurance sales (high-margin health insurance products) and efficient asset management. However, in 2025, revenue growth has stagnated, while profitability has declined sharply due to widening assumption variance losses and a significant increase in insurance finance expenses. In the event that Tongyang Life Insurance Co., Ltd. becomes a wholly-owned subsidiary of Woori Financial Group Inc., it is expected that it will be able to establish a more efficient management framework capable of responding flexibly to external environmental changes, thereby enabling faster and more efficient decision-making and expansion of new businesses. In addition, if Tongyang Life Insurance Co., Ltd. is merged with ABL Life Insurance Co., Ltd. following its conversion into a wholly owned subsidiary, integrating IT infrastructure and internal control systems under the Woori Financial Group standards is expected to improve operational efficiency and reduce costs.

The IT systems currently operated by Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. were established in 2008 and 2014, respectively. As these systems have become significantly outdated, each company will need to replace its existing system with a next-generation platform in the near term. However, if each company independently undertakes such redevelopment under the current ownership structure, substantial inefficiencies would arise as a result of duplicative investments. Moreover, if the two companies are subsequently merged, not only would the duplicated investments already incurred be unrecoverable, but integrating the separately developed IT systems would itself present significant operational challenges. Accordingly, in order to enhance the competitiveness of the Group’s insurance business, it is important to achieve economies of scale through the merger of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. as promptly as practicable, while complementing their respective business and product portfolios and implementing an integrated IT infrastructure. In this regard, if Tongyang Life Insurance Co., Ltd. is first converted into a wholly owned subsidiary, the merger of the two companies can be executed more expeditiously and efficiently under a common 100% controlling shareholder. As the merger consideration for a merger between two unlisted companies under common ownership would be determined without controversy regarding the applicable merger ratio, the transaction could be implemented more efficiently, thereby improving operating efficiency and reducing costs through the establishment of an integrated IT infrastructure.

In addition, there are limitations on implementing integration initiatives at the Group level while Tongyang Life Insurance remains a listed company, as the independent business judgment of the subsidiary and the protection of its public shareholders must take precedence. Under such circumstances, it is difficult for the holding company to require compliance with Group-standard IT infrastructure and internal control standards without compromising its obligations to protect public shareholders or the subsidiary’s independent management. Furthermore, real-time data sharing necessary to establish an integrated risk management system for the financial group could give rise to legal risks under the FSCMA, including risks relating to unfair trading practices and the use of non-public information. Accordingly, to simplify the management decision-making structure and facilitate enterprise-wide integrated operations, the Company intends to proceed with the integration process by making Tongyang Life Insurance Co., Ltd. an unlisted wholly owned subsidiary.

Furthermore, through structural integration and unification of sales strategies—such as customer data integration, standardization of sales processes, and redesign of sales incentives—the Company is expected to establish a foundation to expand bancassurance sales by effectively leveraging the broad customer base of Woori Financial Group.

② Securing Management Efficiency

In the event that Tongyang Life Insurance Co., Ltd. becomes a wholly-owned subsidiary of Woori Financial Group Inc., the governance structure will be simplified and the group-wide decision-making framework will be unified. Through this, the company plans to enhance management transparency and establish a system that enables rapid and efficient execution of enterprise-wide resource allocation and business strategies.

From 2027, as new core capital requirements for insurance companies are introduced, maintaining capital adequacy is expected to require proactive capital support from the holding company, including potential capital increases. Under the current shareholder structure of Tongyang Life Insurance Co., Ltd., a large-scale capital increase would likely result in dilution of existing shareholders’ ownership and a decline in share price, thereby potentially harming minority shareholders. In contrast, under a wholly-owned subsidiary structure, strategic flexibility can be secured, as necessary capital support can be provided promptly without the need for a public rights offering to general shareholders.

If a unified group-level management system centered on the holding company is established, it is expected that a more responsive and efficient management framework will be created to adapt to external environmental changes. Based on this, enhanced corporate value is anticipated through more proactive business execution and strengthened synergy support across group affiliates.

③ Improvement of Financial Indicators

As of the end of December 2025, Tongyang Life Insurance Co., Ltd. recorded a capital adequacy ratio (K-ICS ratio) of 179.8%, which is lower than the industry average of 190.3%, and the ratio stood at 189.6% as of the first quarter of 2026. Over the past four years, the Company’s capital adequacy ratio has consistently remained below the industry average. This is attributed to legacy liabilities arising from high-interest savings-type insurance products sold in the past and capital expansion relying on external funding. At the time discussions regarding its inclusion in Woori Financial Group were underway (Q1 2025), the ratio even fell below the regulatory guideline level of 130% recommended by the Financial Supervisory Service.

Following the issuance of approximately KRW 700 billion in overseas subordinated bonds in May 2025, inclusion into Woori Financial Group in July 2025, and the issuance of KRW 200 billion in domestic subordinated bonds in November 2025, available capital increased. In addition, the reduction in required capital due to decreased interest rate sensitivity contributed to a meaningful improvement in the capital adequacy ratio. Going forward, if Tongyang Life Insurance Co., Ltd. becomes a wholly-owned subsidiary of Woori Financial Group Inc., (1) a direct parental support system and (2) lower funding costs are expected. Furthermore, with the integration of the group-wide risk management framework and potential future mergers considered, the capital adequacy ratio is expected to improve over the medium to long term.

Unit: KRW 100 million	Q1 FY2026	FY2025	Q3 FY2025	Q2 FY2025	Q1 FY2025	FY2024	FY2023	FY2022
Capital Adequacy Ratio (industry average)	—	190.3	201.4	200.9	190.7	203.3	233.3	206.4
Capital Adequacy Ratio (A/B, Tongyang Life)	189.6	179.8	173.6	177.0	127.2	155.5	193.4	173.2
Available Capital (A)	43,457	40,595	40,200	42,850	33,862	38,753	41,898	26,317
Required Capital (B)	22,926	22,573	23,158	24,214	26,628	24,918	21,668	15,199

Data: Source: Korea Deposit Insurance Corporation (KDIC) Financial Company Comprehensive Information

④ Resolution of Structural Undervaluation and the Overhang of the “Multiple Listing Discount”

Tongyang Life Insurance Co., Ltd. currently exhibits a price-to-book ratio (PBR) of 0.78x, which is broadly in line with the average PBR of comparable life insurance companies (0.82x), yet remains structurally undervalued at a level below 1.0x. In particular, the “multiple listing discount” arising from the simultaneous listing of both the parent and subsidiary companies negatively affects investor sentiment and undermines shareholder value. Over the past five years, the share price has largely remained within a trading range of approximately KRW 3,000 to KRW 6,000, except for temporary upward movements driven by external factors such as expectations regarding inclusion in Woori Financial Group (August 2024 and July 2025) and a sector-wide rally in insurance stocks following the third amendment to the KCC (March 2026), including mandatory treasury share cancellation. This suggests that there may be inherent limitations to share price appreciation based solely on Tongyang Life Insurance Co., Ltd.’s standalone earnings, new business initiatives, or internal governance improvements. Accordingly, through the Share Exchange, the company aims to restructure its governance framework and fundamentally eliminate the risks associated with multiple listing. It is expected that such structural changes and the realization of integration synergies will enhance overall shareholder value, including minority shareholders, and facilitate a transition into a fundamental re-rating phase.

PBR of Comparable Life Insurance Companies
Tongyang Life Insurance Co., Ltd.	0.78x
Samsung Life Insurance	0.86x
Mirae Asset Life Insurance	0.81x
Average	0.82x
Median	0.81x

Record Date Data as of 13 May 2026: Factset

Data: KRX Information Data System

⑤ Preparation for Future Group-Level Restructuring

Pursuant to the Share Exchange, if Tongyang Life Insurance Co., Ltd. becomes a wholly-owned subsidiary of Woori Financial Group Inc., the Group will come to hold two mid-to-large-sized life insurance companies as wholly-owned subsidiaries, together with ABL Life Insurance Co., Ltd. In the event that a merger between the two companies is pursued depending on future market conditions, it is expected that a large-scale insurer with total assets exceeding KRW 55 trillion could be formed, thereby achieving economies of scale and improving profitability. In addition, asset expansion is expected to enhance risk diversification effects, which in turn would improve capital adequacy ratios and ultimately contribute to the enhancement of shareholder value and corporate value.

The full inclusion of Tongyang Life Insurance Co., Ltd., a key non-banking subsidiary of Woori Financial Group, as a wholly-owned subsidiary is expected to contribute to the stabilization and maturation of Woori Financial Group Inc.’s holding company structure, strengthen Tongyang Life Insurance Co., Ltd.’s market competitiveness, and enhance corporate value through increased synergies among group affiliates. The Company aims to establish an efficient and stable financial holding company structure, actively pursue new business initiatives, and achieve integrated growth between banking and non-banking sectors, thereby seeking to diversify its financial business portfolio and secure a competitive business structure relative to other financial holding companies. Accordingly, the Share Exchange is being pursued with the expectation that it will enhance both shareholder value and corporate value.

3) Decision-Making Process and Details of the Share Exchange

On April 1, 2026, Woori Financial Group Inc. approved, by resolution of its Board of Directors, the establishment of a Special Committee for the Wholly-Owned Subsidiarization of Tongyang Life Insurance Co., Ltd. (the “Woori Financial Group Special Committee”). The Special Committee consists of seven independent outside directors and is responsible for conducting objective review and deliberation regarding the purpose and legitimacy of the proposed comprehensive share exchange transaction, the fairness and reasonableness of the transaction terms, and the appropriateness of the transaction process. Meanwhile, on February 25, 2026, the Ministry of Justice released the “Guidelines on Directors’ Conduct in Corporate Restructuring” (the “MOJ Guidelines”). The MOJ Guidelines, issued in connection with the amended KCC effective July 22, 2025, which introduced directors’ fiduciary duty toward shareholders, set forth measures to enhance fairness in corporate restructuring involving potential conflicts of interest, including: (i) establishment of a special committee, (ii) verification by independent external experts, and (iii) provision of sufficient information to shareholders. Although the MOJ Guidelines are non-binding soft law, Woori Financial Group Inc. agreed with the policy direction of the government’s regulatory improvements and, as a preemptive measure, established the Special Committee composed of seven independent outside directors pursuant to the Board resolution dated April 1, 2026.

The Special Committee held its first meeting on April 1, 2026, and reviewed the rationale for pursuing the comprehensive share exchange affecting the governance structure, as well as the proposed comprehensive share exchange of Tongyang Life Insurance Co., Ltd. and measures for enhancing shareholder value. In particular, the Committee concluded that implementing a comprehensive share exchange as a governance restructuring measure would enhance the intrinsic value of Woori Financial Group Inc. The Committee further concluded that the comprehensive share exchange is expected to deliver benefits including establishment of an efficient management system and realization of long-term growth, elimination of multiple listing discounts and structural undervaluation in consolidated form, reduction of listing maintenance costs and regulatory burden, and improvement of earnings through synergies among subsidiaries.

Kim & Chang, acting as external legal counsel, conducted a legal review on the purpose and procedural appropriateness of the comprehensive share exchange. In particular, it provided a report to the Special Committee in relation to fairness enhancement measures set forth in the publicly disclosed MOJ Guidelines.

At the second meeting of the Special Committee held on April 8, 2026, based on review results from independent external advisors, including legal and accounting firms, the Committee confirmed that: (i) the proposed comprehensive share exchange would not raise legal issues provided that it is pursued in compliance with applicable laws and internal procedures based on reasonable managerial judgment consistent with business necessity and corporate interest; and (ii) the exchange ratio calculated using the reference share prices under the FSCMA falls within the range derived from valuation analyses supporting decision-making by independent valuation institutions (Woori Financial Group Inc.: DCF method and comparable listed companies method; Tongyang Life Insurance Co., Ltd.: actuarial valuation method (MVS) and comparable listed companies method), and therefore, the Committee concluded that the exchange ratio is reasonable when comprehensively considered.

At the third meeting of the Woori Financial Group Special Committee held on April 14, 2026, the Committee conducted an in-depth discussion on the Share Exchange and the related governance restructuring plan based on the final review results of independent external advisors, including law firms and accounting firms. ① The Committee discussed: (i) whether the Share Exchange is consistent with enhancement of corporate value and shareholder value, (ii) whether minority shareholders’ rights are sufficiently protected and whether any adverse impact on their interests exists in the course of the transaction, and (iii) whether the governance restructuring would enable long-term growth through the establishment of an efficient management system. The members of the Special Committee concurred with these considerations.

Tongyang Life Insurance Co., Ltd. approved, by resolution of its Board of Directors dated April 6, 2026, the establishment of a Special Committee for the Share Exchange (the “Tongyang Life Insurance Special Committee”). The Special Committee of Tongyang Life Insurance Co., Ltd. consists of three independent outside directors and one external expert and is responsible for reviewing the legitimacy of the transaction purpose, fairness of the transaction terms, and appropriateness of the transaction process, as well as providing advisory support to the Board’s decision-making process regarding the comprehensive share exchange.

On April 9, 2026, the Tongyang Life Insurance Special Committee held its first meeting and discussed, on an overall basis, the background and structure of the Share Exchange, the applicable regulatory framework, the necessity of governance restructuring, and the expected future benefits. In particular, the Committee focused its review on whether the transaction could contribute to long-term corporate value enhancement and improved management efficiency of Tongyang Life Insurance Co., Ltd., and agreed that procedural fairness and adequacy of transaction terms must be ensured so that minority shareholders’ interests are not adversely affected. The Special Committee also reviewed the overview of the Share Exchange, current shareholder structure, expected transaction timeline, appraisal rights procedures for dissenting shareholders, and the impact on stakeholders, and discussed required future review matters as well as plans to utilize external advisors during the transaction process. Furthermore, the Committee confirmed that fairness review procedures must be properly conducted in accordance with the FSCMA and relevant guidelines, and reviewed matters including the basis for determining reference market price, the meaning of closing price under applicable laws, and precedents involving discounts or premiums to reference market price. In addition, the Committee discussed whether the transaction terms are reasonable from the perspective of general shareholders by comparing them with the acquisition price paid by controlling shareholders. In addition, the Special Committee reviewed the appropriateness of the timing of the Share Exchange from both short-term and long-term perspectives, and assessed the feasibility of the transaction by comprehensively considering recent share price trends of Tongyang Life Insurance Co., Ltd., overall market conditions, and valuation environments in the insurance industry.

On April 14, 2026, Tongyang Life Insurance Co., Ltd. held the second meeting of its Special Committee. Based on the review results of independent external advisors (law firms and accounting firms), the Committee conducted in-depth discussions on the necessity of the Share Exchange, appropriateness of the transaction structure, procedural legitimacy, and minority shareholder protection measures. The Special Committee reviewed key legal issues and regulatory requirements related to the transaction based on the opinions of external legal counsel, and also discussed potential conflicts of interest that may arise in the process of determining the share exchange ratio, as well as the need for appropriate management of such conflicts. In addition, the Committee emphasized the importance of establishing sufficient procedural safeguards for minority shareholder protection, and reviewed matters including the appropriateness of the appraisal rights exercise period for dissenting shareholders and the adequacy of disclosure and information provision methods. Furthermore, based on the review of external accounting advisors, the Committee assessed the appropriateness of the transaction structure and valuation methodologies, and examined whether the transaction terms were reasonable compared to market practice and comparable precedents. In particular, it reviewed whether the exchange ratio—derived under the FSCMA and based on valuation methodologies reflecting the respective business characteristics of the companies (Woori Financial Group Inc.: Discounted Cash Flow (DCF) method and comparable companies analysis; Tongyang Life Insurance Co., Ltd.: actuarial valuation method (MVS) and comparable companies analysis)—fell within the reasonable valuation range. In addition, Tongyang Life Insurance Co., Ltd. reviewed the basis for determining the reference market price (KRX closing price), precedents involving share exchange premiums, explanations regarding the difference between Woori Financial Group Inc.’s acquisition price of Tongyang Life Insurance Co., Ltd. shares and the share exchange valuation, and the appropriateness of the timing of the Share Exchange (including Woori Financial Group Inc.’s dividend policy). The Company also requested review of matters including the appraisal rights exercise period and potential conflicts of interest.

In addition, the Company discussed whether discounts or premiums should be applied in the Share Exchange and the extent to which such application would affect general shareholders and minority shareholders. It also reviewed the necessity and effectiveness of shareholder value enhancement measures, including the cancellation of existing treasury shares. Tongyang Life Insurance Co., Ltd., as part of the governance restructuring process, decided to cancel all treasury shares prior to the Share Exchange as a measure to enhance existing shareholder value, and also reviewed the timing of such cancellation.

[Background of the Decision-Making Process Regarding the Treatment of Treasury Shares of Tongyang Life Insurance Co., Ltd. and the Timing of Their Cancellation]

① Decision to Cancel Treasury Shares

At the time Tongyang Life Insurance Co., Ltd. resolved to proceed with the Share Exchange, it held 5,296,004 treasury shares (representing approximately 3.28% of its total issued shares). The Company compared and evaluated alternative approaches for the treatment of such treasury shares, including (i) canceling the treasury shares and (ii) proceeding with the Share Exchange while retaining the treasury shares, receiving newly issued shares of Woori Financial Group Inc. in exchange for such treasury shares, and disposing of those shares at a later date.

First, Tongyang Life Insurance Co., Ltd. considered canceling the treasury shares at issue (the “Treasury Shares”) so that they would be excluded from the shares subject to the Share Exchange. If the treasury shares were canceled, no newly issued shares of Woori Financial Group Inc. would be allocated in exchange for such treasury shares, thereby preventing the unnecessary issuance of new shares in connection with the Share Exchange. In addition, this approach would eliminate in advance potential overhang concerns associated with the future disposition of such newly issued shares following the share exchange and mitigate the dilutive effect resulting from an increase in the number of new shares issued by Woori Financial Group Inc.

Tongyang Life Insurance Co., Ltd. also considered that the cancellation of treasury shares would not impose any additional cash burden on shareholders and that the benefits resulting from the reduction in the total number of issued shares would accrue to all shareholders. In addition, the Company viewed the cancellation of treasury shares as an accounting transaction involving a reclassification within shareholders’ equity. Because treasury shares had already been reflected as a deduction from shareholders’ equity, the Company concluded that the cancellation itself would not result in any additional reduction in its net assets. Accordingly, the Company determined that the cancellation of the treasury shares represented a direct and clear approach from the perspectives of the structure of the Share Exchange, the protection of public shareholders, the enhancement of shareholder value, and the transparency of the transaction.

Next, Tongyang Life Insurance Co., Ltd. also considered an alternative approach under which it would retain the treasury shares, proceed with the Share Exchange, receive newly issued shares of Woori Financial Group Inc. in exchange for such treasury shares, and dispose of those shares at a later date. However, under this approach, newly issued shares of Woori Financial Group Inc. would also be allocated in respect of the treasury shares held by Tongyang Life Insurance Co., Ltd., thereby increasing the number of new shares that Woori Financial Group Inc. would be required to issue in connection with the share exchange. In addition, overhang concerns could arise in connection with the holding or subsequent disposition of the Woori Financial Group Inc. shares allocated to Tongyang Life Insurance Co., Ltd. following the share exchange.

Specifically, if Tongyang Life Insurance Co., Ltd. did not cancel the Treasury Shares, an additional 1,335,152 newly issued shares of Woori Financial Group Inc. would be allocated in respect of such treasury shares based on the applicable exchange ratio of 1:0.2521056. As a result, the total number of newly issued shares of Woori Financial Group Inc. to be issued in connection with the Share Exchange would increase from 8,696,875 shares if the treasury shares were canceled to 10,032,027 shares if the treasury shares were not canceled.

Comparison of Dilutive Effects Depending on Whether Treasury Shares Are Canceled

Classification	Cancellation (A)	No Cancellation (B)	Difference (B–A)
Number of Newly Issued Woori Financial Group Shares	8,696,875 shares	10,032,027 shares	+1,335,152 shares
Dilutive Effect	1.19%	1.38%	+0.18%p

As described above, if the Share Exchange were carried out while retaining the treasury shares, the number of new shares to be issued by Woori Financial Group Inc. would increase, resulting in greater shareholder dilution. This could affect not only the existing shareholders of Woori Financial Group Inc., but also the public shareholders of Tongyang Life Insurance Co., Ltd. who would become shareholders of Woori Financial Group Inc. through the Share Exchange. The Company also considered that the potential future disposition of such newly issued shares could create downward pressure on the share price or give rise to overhang concerns.

Accordingly, Tongyang Life Insurance Co., Ltd. concluded that canceling the treasury shares and excluding them from the shares subject to the share exchange, rather than retaining the treasury shares, receiving newly issued shares in the Share Exchange, and disposing of those shares at a later date, would prevent the unnecessary issuance of new shares in connection with the Share Exchange, mitigate dilution and overhang concerns, and better serve the interests of all shareholders, including the public shareholders.

Meanwhile, following the decision to cancel the Treasury Shares, certain shareholders and market participants expressed the view that, instead of canceling the treasury shares, Tongyang Life Insurance Co., Ltd. should have distributed or otherwise disposed of such treasury shares to shareholders on a pro rata basis according to their respective shareholdings, or distributed them to shareholders without consideration, as such alternatives might have been more favorable from the standpoint of protecting public shareholders. Accordingly, Tongyang Life Insurance Co., Ltd., after obtaining a review from external legal counsel, further considered whether such alternatives—namely, a pro rata distribution or disposal of treasury shares to shareholders or a distribution of treasury shares without consideration—would better protect public shareholders than the cancellation of treasury shares in connection with this transaction.

Assuming, solely for purposes of analysis, that the Company were legally permitted to distribute the treasury shares to its shareholders without consideration on a pro rata basis and elected to do so, the public shareholders would acquire additional shares of Tongyang Life Insurance Co., Ltd. without any additional cash contribution. As a result of the increase in the number of shares held by such shareholders, they could receive a greater number of newly issued shares of Woori Financial Group Inc. in the subsequent share exchange. However, as discussed below, the Company concluded that a distribution of treasury shares without consideration is not legally or financially permissible under the amended KCC. Accordingly, the Company did not undertake any further analysis of the specific effects of such an alternative.

(1) Article 341-4 (Obligation to Cancel Treasury Shares, etc.), Paragraph (2)(i) of the Korean Commercial Code (KCC) provides that one of the limited circumstances in which a company may retain or dispose of treasury shares instead of canceling them is “where such treasury shares are disposed of to all shareholders on equal terms in proportion to their respective shareholdings.” However, the provision does not provide a separate legal basis permitting a company to distribute treasury shares to shareholders without consideration on an equal basis. In addition, Article 342(4) of the amended KCC (Disposal of Treasury Shares) provides that the provisions governing the issuance of new shares apply mutatis mutandis to the disposal of treasury shares. Accordingly, the provision regarding the pro rata disposition of treasury shares is understood to be intended, in a manner similar to shareholders’ preemptiverights with respect to the issuance of new shares, to provide existing shareholders with an equal opportunity to acquire treasury shares in proportion to their respective shareholdings. Therefore, the provision has been interpreted to require that existing shareholders be afforded an opportunity to purchase treasury shares for consideration on equal terms in proportion to their respective shareholdings.

Based on the foregoing analysis, the Company concluded that the amended KCC should be interpreted as providing existing shareholders with an opportunity to acquire treasury shares on equal terms in proportion to their respective shareholdings, rather than permitting treasury shares to be distributed to shareholders without consideration. Accordingly, if the Company were to adopt a pro rata disposition of treasury shares to shareholders, although the applicable purchase price is not prescribed by law, shareholders could incur an additional cash outlay to acquire such treasury shares. Furthermore, if any public shareholders elected not to purchase the treasury shares for consideration, they might not receive treasury shares or the corresponding allocation of Woori Financial Group Inc. shares in the share exchange. In such circumstances, the resulting effects could not be regarded as accruing equally to all shareholders.

(2) If the Company were to distribute treasury shares to its shareholders without consideration in the form of a distribution in kind, it would be necessary to satisfy separate legal requirements, including the existence of distributable profits. However, Tongyang Life Insurance Co., Ltd. confirmed that, at the time of its review, it did not have distributable profits under the KCC. Accordingly, the Company determined that it would not be feasible to implement a distribution of treasury shares to shareholders without consideration by way of a stock dividend or other profit distribution.

In conclusion, Tongyang Life Insurance Co., Ltd. determined that proceeding with the Share Exchange while retaining the treasury shares, receiving newly issued shares of Woori Financial Group Inc. in exchange for such treasury shares, and disposing of those shares at a later date could result in an increase in the number of newly issued shares, shareholder dilution, and overhang concerns. The Company also concluded that a pro rata disposition of treasury shares to shareholders or a distribution of treasury shares without consideration would not be practicable as a measure designed solely to protect public shareholders and would be subject to limitations, including the potential cash burden on shareholders, the absence of a clear legal basis, and the lack of distributable profits.

By contrast, the Company concluded that the cancellation of treasury shares is consistent with the principles governing the treatment of treasury shares under the amended KCC, prevents the unnecessary issuance of newly issued shares in connection with the Share Exchange, and mitigates potential dilution and overhang concerns that could arise following the completion of the Share Exchange. In addition, because the cancellation does not impose any additional cash burden on shareholders and its benefits accrue to all shareholders, the Company determined that such approach represents the clearest and most direct means of protecting public shareholders and enhancing shareholder value.

Although the cancellation of the Treasury Shares does not affect the exchange ratio applicable to the Share Exchange, it prevents the issuance of newly issued shares of Woori Financial Group Inc. in respect of the treasury shares, thereby mitigating potential dilution and overhang concerns following the completion of the Share Exchange. Accordingly, the Company believes that the cancellation contributes to the protection of the post-exchange shareholder value of the public shareholders participating in the Share Exchange.

② Determination of the Timing of the Cancellation

First, although the amendments to the KCC in March 2026 created a general expectation that treasury shares previously acquired should, in principle, be cancelled, a transitional grace period of one year and six months was provided. In addition, as the Company was reviewing and discussing the acquisition of 100% ownership of Tongyang Life Insurance Co., Ltd. through a comprehensive share exchange, the treatment of the treasury shares already held by the Company became one of the issues considered as part of that process. Accordingly, given the timing and circumstances, it was not practicable for the Company to determine to cancel its treasury shares prior to approving the comprehensive share exchange.

The structure of, and decision whether to proceed with, the Share Exchange became concrete in mid-March 2026, when the review of the proposed conversion of Tongyang Life Insurance Co., Ltd. into a wholly owned subsidiary commenced. Accordingly, the Special Committee relating to the share exchange was established on April 6, 2026, and, following deliberations by the Special Committee and the Board of Directors, the Board resolved on April 24, 2026 to approve the Share Exchange and the related cancellation of the treasury shares at the same meeting.

Second, in considering the cancellation of the treasury shares, the Board of Directors of Tongyang Life Insurance Co., Ltd. was concerned that announcing the cancellation before approving the Share Exchange would result in the announcement being made during the period used to determine the exchange consideration, which could influence the calculation of the exchange ratio and give rise to allegations of market manipulation or unfair trading.

The purpose of the Financial Investment Services and Capital Markets Act (FSCMA) and related regulations requiring the exchange consideration of a listed company to be determined based on the reference market price is to ensure the fairness and objectivity of the exchange ratio by excluding arbitrary intervention by the parties and relying on an objective market price. Because the reference market price is calculated based on the market price over a specified period preceding the date of the relevant board resolution, any announcement of the cancellation of treasury shares during such calculation period could affect the reference market price through the market’s reaction to the announcement, thereby undermining the objectivity of the valuation.

In light of the foregoing, although the treasury shares being canceled had been acquired previously and were economically equivalent to unissued shares rather than treasury shares newly acquired for cancellation, the Board was concerned that the announcement of the cancellation alone could be misconstrued as an attempt to influence the market in order to obtain a more favorable exchange ratio and could even give rise to allegations of violations of applicable laws and regulations, including market manipulation. As a listed financial institution, the Company did not consider these concerns to be matters that could be disregarded in its decision-making process.

Accordingly, the Board of Directors of Tongyang Life Insurance Co., Ltd. confirmed that, in prior transactions in which financial holding companies acquired wholly owned subsidiaries through share exchanges, there had been virtually no precedent in which the subsidiary to be wholly owned canceled its treasury shares before the share exchange. Instead, the general market practice was to address the treasury shares simultaneously with, or after, the approval of the share exchange in order to ensure the legitimacy of the process and maintain market stability. Based on this understanding, the Board unanimously resolved to approve the cancellation of the Treasury Shares on the same date as the approval of the Share Exchange.

③ Impact of the Decision to Cancel the Treasury Shares

Even if the cancellation of the Treasury Shares had been publicly announced before the exchange ratio was determined, it cannot be concluded, given the nature of such cancellation, what effect, if any, the announcement would have had on the exchange ratio.

The Treasury Shares canceled in this transaction were not newly acquired in the market for purposes of cancellation. Rather, they had been acquired by Tongyang Life Insurance Co., Ltd. between 2010 and 2014 and had been held for more than 12 years. Had the Company newly acquired treasury shares in the market for cancellation, a favorable share price response might have been expected due to the reduction in the public float and the signal of enhanced shareholder returns. However, because the cancellation involved existing treasury shares that had already been reflected as a deduction from shareholders’ equity in the Company’s financial statements and therefore did not affect the Company’s enterprise value, the Company does not believe that the announcement of the cancellation alone would necessarily have resulted in an increase in its share price.

Moreover, in the case of Tongyang Life Insurance Co., Ltd., it is difficult to isolate or clearly identify the effect of the treasury share cancellation announcement on the Company’s share price. Although the share price declined following the announcement, the cancellation announcement and the announcement of the share exchange were made simultaneously, and a number of factors, including overall market conditions, affected the share price. Accordingly, the subsequent share price movement cannot reasonably be attributed solely to the cancellation of the treasury shares.

Share Price Performance Following the Announcement of Tongyang Life Insurance’s Treasury Share Cancellation

Date of Disclosure	First Day After Disclosure		10th Day After Disclosure
Closing Price	Closing Price	% of Disclosure Date Closing Price	Closing Price	% of Disclosure Date Closing Price
KRW 8,930	KRW 8,750	97.98%	KRW 7,790	87.23%

The Special Committee further conducted a comprehensive review, from a total shareholder perspective, of whether the transaction could contribute to improved management efficiency, elimination of overlapping listing structures, enhanced group-level decision-making efficiency, and long-term corporate value creation. It also continued discussions on supplementary reviews of key matters raised in the first meeting, as well as future investor communication plans and measures to expand information disclosure.

The Tongyang Life Insurance Special Committee held its third meeting on April 20, 2026, and conducted a comprehensive review of shareholder value enhancement measures, minority shareholder protection policies, shareholder return policies, and investor communication plans related to the transaction. The Special Committee re-examined the opinions of external advisors and agreed on the need to ensure both accessibility and diversity of information delivery so that general shareholders and minority shareholders can receive sufficient and timely information regarding the transaction. Accordingly, the Committee discussed measures to provide more comprehensive disclosure through the Company’s website, including FAQs, explanatory materials, and notices regarding the transaction structure and procedures, expected timeline, and methods for exercising shareholder rights. It also reviewed the need to establish a structured response system for inquiries from minority shareholders. Furthermore, the Special Committee reaffirmed that the protection of shareholder interests must be the highest priority throughout the transaction process. In particular, it reconfirmed the integrity of its deliberation process through a checklist-based review and concluded that its review of the transaction was sufficiently thorough and reasonable, based on external advisory opinions, market precedents, applicable laws, and relevant guidelines. The Special Committee also agreed to continue active communication with shareholders and the market during the transaction process and to implement additional review procedures and supplementary measures if necessary.

On April 24, 2026, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. each resolved at their respective Board of Directors meetings to approve the Share Exchange and to execute the Share Exchange Agreement. The Boards approved the transaction after comprehensive consideration of management efficiency improvements, elimination of overlapping listing structures, and enhancement of shareholder value.

As such, the Share Exchange was determined not only through preliminary review, feasibility analysis, and board resolutions under applicable laws, but also through thorough review by independent outside directors and other disinterested members of the Special Committees established in accordance with the Ministry of Justice Guidelines. In addition, although listed companies determine exchange consideration based on market prices under the FSCMA, both companies conducted an objective review of the fairness of the exchange ratio by referencing valuation ranges derived from generally accepted and appropriate valuation methodologies applied by external valuation institutions.

4) Whether the Transaction Constitutes a Backdoor Listing

Not applicable.

5) Applicability of the Ministry of Justice Guidelines on Directors’ Conduct in Corporate Restructuring

The Ministry of Justice issued the “Guidelines on Directors’ Conduct in Corporate Restructuring” on February 25, 2026. These Guidelines focus on providing reference standards and procedural principles for boards of directors in corporate restructuring contexts, in connection with Article 382-3 (fiduciary duty of Directors, etc.) of the amended KCC, which took effect on July 22, 2025.

In transactions where conflicts of interest exist between directors, controlling shareholders, management, and the company, or between controlling shareholders and minority shareholders, it may be difficult for directors to make fully impartial decisions, and even when they do so, questions regarding fairness may arise externally. In such circumstances, the Ministry of Justice Guidelines propose fairness-enhancing measures such as: (i) establishment of a special committee, (ii) review by independent external experts, and (iii) provision of sufficient information to shareholders. However, the Guidelines explicitly state that companies are not required to adopt all of the recommended measures, and that failure to implement all or part of such measures shall not, in itself, be deemed a breach of directors’ fiduciary duty.

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. have implemented fairness-enhancing measures for the Share Exchange in reference to the Ministry of Justice Guidelines.

Meanwhile, the results of the analysis regarding the appropriateness of the fairness-enhancing measures implemented by Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. under the Ministry of Justice Guidelines are as follows:

① Establishment of the Special Committees

According to the Ministry of Justice Guidelines, in situations where structural conflicts of interest and information asymmetry raise concerns regarding the independence of board decision-making, companies may consider establishing a special committee composed of independent outside directors and external experts who have no interest in the relevant transaction. Such a committee is expected to review the legitimacy of the transaction purpose, the fairness of the transaction terms, and the appropriateness of the transaction procedures to ensure the fairness of board resolutions.

(1) Matters reviewed by the Special Committee to ensure the independence of board decision-making, and the Committee’s opinion and basis for its judgment regarding the fairness of transaction terms and procedures

Woori Financial Group Inc., in accordance with the recently issued Ministry of Justice Guidelines, established a Special Committee consisting of seven independent outside directors through an internal review process, with the intent of faithfully implementing the government’s policy direction and conducting an objective and independent review of the overall Share Exchange process. It was confirmed that all members of the Special Committee, including the outside directors, had no separate conflicts of interest in relation to the Share Exchange. In addition, as the Ministry of Justice Guidelines indicate that outside directors are most appropriate as members of such committees, the composition of the Special Committees established by each company is considered to ensure independence and to be appropriate.

Accordingly, by a resolution of its Board of Directors adopted on April 1, 2026, Woori Financial Group Inc. established the Special Committee as a non-standing committee responsible for submitting its final opinion on the Share Exchange to the Board of Directors. The Woori Financial Group Inc. Special Committee independently reviewed the Share Exchange from the perspectives of shareholder protection and potential conflicts of interest among shareholders, separately from the Board of Directors, and reported the results of its review to the Board. The Woori Financial Group Inc. Special Committee is expected to remain in operation from April 1, 2026, the date of its establishment, until the effective date of the Comprehensive Share Exchange (or, if it is suspended or terminated prior to becoming effective, until the date of such suspension or termination).

With respect to the fairness of transaction terms and procedures, the Special Committee of Woori Financial Group Inc. independently reviewed the valuation materials related to the exchange ratio prepared by Samil PricewaterhouseCoopers. Furthermore, in cooperation with Kim & Chang, the Committee established a detailed checklist outlining key legal considerations that directors must assess at each stage of the Share Exchange in light of the expanded fiduciary duty owed to shareholders. Specifically, the checklist includes, among other matters: determining whether the purpose of the transaction (i.e., reasonable managerial justification) is clear and valid; verifying whether the exchange ratio has been appropriately determined; assessing whether there is any necessity or benefit in conducting a tender offer prior to the Share Exchange; evaluating the material impact of the Share Exchange on Woori Financial Group Inc.’s management, financial condition, and business operations; confirming whether a Material Fact Report properly discloses post-transaction restructuring plans; and reviewing post-transaction management plans arising from the delisting of Tongyang Life Insurance Co., Ltd. and its transition into a wholly-owned subsidiary. In other words, the Special Committee of Woori Financial Group Inc. proceeded with the transaction while systematically reviewing, at each stage, not only its managerial necessity but also potential legal and procedural issues.

The detailed contents of the checklist reviewed by the members of the Special Committee of Woori Financial Group Inc. are set forth below.

[Detailed Checklist of the Woori Financial Group Special Committee]

No.	Review Item	Remarks
I. Board Approval Stage for the Share Exchange
1	Whether the purpose and expected effects of the Share Exchange (i.e., reasonable managerial necessity) are clear and appropriate.	-As the resolution for the Share Exchange constitutes an important decision regarding governance restructuring, there must be clear and reasonable managerial justification from the perspective of Woori Financial Group Inc.
2	Whether the share exchange ratio has been appropriately determined in accordance with applicable laws and whether there are any elements that may render it unfair.	-As a general rule, in a share exchange between listed companies, the exchange ratio is determined based on reference share prices calculated in accordance with the FSCMA and the regulations thereunder. In the case of a comprehensive share exchange between a listed company and its listed affiliate, a discount or premium of up to 10% may be applied based on the reference price (Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree of the FSCMA). In addition, valuation by an independent appraisal institution is exempt for comprehensive share exchanges between affiliated companies (Article 176-6(4)(ii) of the Enforcement Decree of the FSCMA).
3	Whether the transaction complies with the fiduciary duty to shareholders.

– It must be assessed whether the fiduciary duty to shareholders is directly applicable and, if so, what procedures and measures are required.

– Although the transaction is not considered to involve a conflict of interest between shareholders or between shareholders and the company from Woori Financial Group Inc.’s perspective, it involves dilution effects on existing shareholders; therefore, it is necessary to determine whether an independent review by outside directors prior to board approval is required, and what form such review should take to satisfy the fiduciary duty to shareholders.

– It is recommended that the process include review by a special committee composed of independent and professionally qualified outside directors, external expert review, and sufficient disclosure of information to shareholders.

– It is also necessary to consider whether alternative structures that could achieve the same objectives exist, and to compare the advantages and disadvantages of such alternatives versus the Share Exchange.

4	Whether there is a need or benefit to implement additional shareholder protection measures prior to the Share Exchange.

– Although a tender offer is not legally mandatory, it may become an issue in terms of shareholder protection considerations.

– It is necessary to make a comprehensive determination by taking into account, among other factors, whether Tongyang Life Insurance Co., Ltd. or its shareholders request a tender offer.

5	Whether the handling of treasury shares to be acquired as a result of the exercise of appraisal rights in connection with Tongyang Life Insurance Co., Ltd. has been properly discussed.	- If Tongyang Life Insurance Co., Ltd. continues to hold treasury shares acquired through appraisal rights, Woori Financial Group Inc. shares will be allocated to such shares, and a disposal obligation arises within three years from the acquisition date pursuant to Article 62-2(1)(i) of the FHCA. It is necessary to confirm whether a plan has been established regarding the holding or disposal of Woori Financial Group Inc. shares to be held by Tongyang Life Insurance Co., Ltd.
6	Whether the material impact and effects of the Share Exchange on the management, financial condition, and business operations of Woori Financial Group Inc. can be properly explained.	- Such impacts and effects constitute matters subject to disclosure in the Material Fact Report (Article 12-1-1(ii) of the Guidelines on Preparation of Corporate Disclosure Documents).
7	Whether the post-transaction corporate restructuring plan following the Share Exchange is properly disclosed in the Material Fact Report and securities registration statement.	- Future restructuring plans constitute disclosure items under the Material Fact Report and securities registration statement (Article 12-1-1(iii) of the Guidelines on Preparation of Corporate Disclosure Documents).

8	Whether the Share Exchange schedule can proceed in accordance with the timetable set forth in the material event report and securities registration statement.	-The schedule for the Share Exchange is subject to disclosure in the Material Fact Report and the Securities Registration Statement (Article 12-1-4 of the Corporate Disclosure Form Preparation Standards). Accordingly, it is necessary to review whether there are any issues in complying with the disclosed procedures and schedule for the Share Exchange and, if there is any possibility of delay due to consultations with relevant authorities or other factors, to appropriately disclose such possibility.
9	Whether board approval of the Share Exchange requires approval for self-dealing under the KCC.

– Under Article 398 of the KCC, transactions between a director and the company require prior board approval (approval by at least two-thirds of directors).

– Furthermore, directors who have a special interest in the transaction are restricted from voting on the relevant agenda item. The “two-thirds of directors” requirement is interpreted as two-thirds of the remaining directors excluding interested directors.

10	Whether a board opinion statement regarding the Share Exchange has been prepared and signed by all directors.

– In the case of a comprehensive share exchange involving a listed company, a board opinion statement must be prepared prior to the board resolution and signed or sealed by all directors (Articles 176-6(5) and 176-5(6) of the Enforcement Decree of the FSCMA).

– The board opinion statement must include the purpose and expected effects of the Share Exchange, the fairness of the exchange consideration, the adequacy of transaction terms including the exchange ratio, and, if any director opposes the transaction, the reasons for such opposition. It must also clearly distinguish between the board agenda items and the deliberations thereon.

11	No trading that may constitute use of undisclosed material information related to the Share Exchange shall be conducted prior to public disclosure, and no information regarding the Share Exchange shall be disclosed to any third party.	- Information relating to the Share Exchange may constitute undisclosed material information that could affect investors’ decision-making. Accordingly, such information must not be used to trade shares of Tongyang Life Insurance Co., Ltd. or Woori Financial Group Inc., and must not be disclosed to any third party for the purpose of enabling such trading (Article 174(1) of the FSCMA).
II. Board Resolution in Lieu of Shareholders’ Meeting for Approval of the Share Exchange
12	Whether sufficient and faithful disclosure of information regarding the Share Exchange is provided to shareholders.

– Although the Share Exchange will be finalized at Woori Financial Group Inc. through board approval in lieu of a shareholders’ meeting as a small-scale share exchange (Article 360-10 of the KCC), it is recommended that the background of decision-making, evaluation criteria, review of alternatives, existence of conflicts of interest, and the scope and limitations of fairness-enhancing measures be clearly explained from the shareholders’ perspective, so that shareholders can reasonably assess the procedural and substantive fairness of the decision.

– It is necessary to review communication (IR) plans for major shareholders, institutional investors, and proxy advisory firms.

13	Whether the obligation to file a securities registration statement (for mergers, etc.) and its schedule have been properly confirmed.

– Since shares (new shares) are issued as consideration for the Share Exchange, the filing of a securities registration statement is required.

– It is necessary to confirm that the contents of the securities registration statement are appropriately prepared.

– The overall transaction schedule must be reviewed to ensure that the process proceeds in line with the timing of effectiveness of the securities registration statement.

III. Closing of the Share Exchange and Post-Transaction Measures
14	Whether the obligation to register changes in capital is properly confirmed.	-After the effective date of the Share Exchange, registration of changes in capital due to the issuance of new shares must be completed.
15	Whether post-transaction management plans arising from the delisting of Tongyang Life Insurance Co., Ltd. and its transition into a wholly-owned subsidiary have been reviewed.	-The impact of the delisting schedule of Tongyang Life Insurance Co., Ltd. on Woori Financial Group Inc.’s consolidated financial statements and management control must be reviewed.

Source: Provided by Woori Financial Group Inc.

The Board of Directors of Tongyang Life Insurance Co., Ltd., from the perspective of shareholder protection and potential conflicts of interest among shareholders in connection with the comprehensive share exchange, recognized the necessity of conducting a thorough review as to whether the transaction satisfies substantive legitimacy (i.e., necessity of the transaction and appropriateness of transaction terms) and procedural legitimacy, and determined that such review should be conducted in a more objective and professional manner by a body independent from the Company.

Accordingly, pursuant to a Board resolution dated April 6, 2026, the Board of Directors of Tongyang Life Insurance Co., Ltd. established a Special Committee as a non-standing body tasked with submitting its final opinion to the Board of Directors in connection with the Share Exchange. The Special Committee conducted its review of the Share Exchange from an independent position vis-à-vis the Board, focusing on shareholder protection and potential conflicts of interest among shareholders, and reported the results of such review to the Board. Pursuant to the proposed operating guidelines for the Special Committee, the Tongyang Life Insurance Co., Ltd. Special Committee is expected to remain in operation from the date of its establishment (April 6, 2026), until the effective date of the comprehensive share exchange (or, if the comprehensive share exchange is suspended or terminated prior to becoming effective, until the date of such suspension or termination).The timing of the establishment of the Special Committee at the stage of concrete discussions regarding the Comprehensive Share Exchange was determined in consideration of the corporate law nature of the transaction and the efficiency of substantive review. A comprehensive share exchange is a corporate law transaction implemented in a comprehensive manner pursuant to a company resolution, and it was recognized that potential conflicts of interest among shareholders may arise more concretely in the process whereby shareholders of Tongyang Life Insurance Co., Ltd. acquire the status of shareholders of Woori Financial Group Inc. For these reasons, the Company determined that the need for a review of conflicts of interest among shareholders through the establishment of a Special Committee was significant in the context of a comprehensive share exchange, and accordingly established the Special Committee.

The Special Committee of Tongyang Life Insurance Co., Ltd. reviewed the transaction terms and procedural fairness of the Share Exchange by receiving advisory opinions from external institutions (legal and accounting advisors), and confirmed that no issues were identified. Specifically, with respect to transaction terms, at the second meeting of the Special Committee held on April 14, 2026, although external valuation was not legally required, the Committee received and reviewed, for reference purposes, valuation materials prepared by Samil PricewaterhouseCoopers, an external valuation firm, in order to assess the appropriateness of the exchange ratio. In addition, the Committee independently reviewed quantitative analyses regarding the impact of the Share Exchange on Tongyang Life Insurance Co., Ltd.’s shareholders. Furthermore, for purposes of procedural fairness, the Special Committee received a legal review confirming the absence of legal issues from Bae, Kim & Lee LLC, which was independently appointed by the Committee, on April 20, 2026.

Based on the foregoing review results, the members of the Special Committee concluded that there were no issues with respect to the necessity of the Share Exchange, the transaction terms, or procedural legitimacy. Meanwhile, Tongyang Life Insurance Co., Ltd. established a checklist of key legal considerations to be reviewed by directors at each stage of the transaction process. This checklist was prepared and organized through external legal advisory review in light of the expanded fiduciary duty of directors, and sets forth matters that directors must consider when reviewing the Share Exchange, including: whether the purpose of the transaction is appropriate; whether the exchange ratio has been properly determined; whether the material impacts of the transaction on the Company’s management, financial condition, and business operations can be adequately explained; whether post-transaction restructuring plans are properly disclosed in the Material Fact Report; whether any insider trading concerns may arise; and whether appropriate communication with shareholders, including investor briefings, is conducted. Accordingly, the Special Committee of Tongyang Life Insurance Co., Ltd. proceeded with the transaction while reviewing not only its managerial necessity but also whether any legal or procedural issues could arise throughout the process.

The details of the checklist reviewed by the members of the Special Committee of Tongyang Life Insurance Co., Ltd. are as follows.

[Detailed Checklist Reviewed by the Special Committee of Tongyang Life Insurance Co., Ltd.]

No.	Review Item	Remarks
1	The purpose of the Share Exchange is legitimate.

- It is determined that there is a clear and reasonable managerial justification from the perspective of Tongyang Life Insurance Co., Ltd., as the resolution for the Share Exchange constitutes an important decision regarding governance restructuring.

- This conclusion is based on sufficient review of internal materials and legal opinions provided by law firms.

2

The share exchange ratio has been appropriately determined in accordance with the formula prescribed under the Enforcement Decree of the FSCMA, and has not been calculated at a timing disadvantageous to Tongyang Life Insurance Co., Ltd.

- As a general rule, in a share exchange between listed companies, the exchange ratio is determined based on the reference share prices calculated in accordance with the FSCMA and the regulations thereunder.

- In the case of a comprehensive share exchange between listed companies, a discount or premium of up to 10% may be applied based on the reference price (Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree of the FSCMA).

- However, valuation by an independent appraisal institution is exempt in the case of comprehensive share exchanges between affiliated companies (Article 176-6(4)(ii) of the Enforcement Decree of the FSCMA).

- The Committee nevertheless reviewed whether the market-price-based exchange ratio appropriately reflects the value of Tongyang Life Insurance Co., Ltd. For this purpose, Samil PricewaterhouseCoopers was engaged to conduct a valuation review, and the appropriateness of the exchange ratio was confirmed.

3	The Share Exchange is expected to have a material impact on Tongyang Life Insurance Co., Ltd.’s management, financial condition, and business operations, and such impacts and effects can be properly described.	- The impacts and effects of the Share Exchange on Tongyang Life Insurance Co., Ltd.’s management, financial condition, and business operations are subject to disclosure in the Material Fact Report and have been confirmed through internal review.
4	The treatment of treasury shares in connection with the Share Exchange is appropriate.

– Treasury shares currently held by the Company (3.3%) are scheduled to be cancelled at the time of the Share Exchange resolution for the purpose of enhancing shareholder value.

– Treasury shares acquired as a result of appraisal rights exercised by dissenting shareholders will not be cancelled but will be exchanged into shares of Woori Financial Group Inc., and will be disposed of within three years from the acquisition date in accordance with the special provisions of the FHCA.

5	Post-transaction corporate restructuring plans are properly disclosed in the Material Fact Report.

– Future decisions regarding corporate restructuring are subject to disclosure under the Material Fact Report (Article 12-1-1(iii) of the Guidelines on Preparation of Corporate Disclosure Documents).

– The Company will disclose that the Share Exchange provides a foundation for simplifying ownership and governance structures between the two insurance subsidiaries within the Group. In the event that future structural changes such as mergers are decided, such matters will be disclosed in a Material Fact Report.

6	The Share Exchange schedule is capable of proceeding in accordance with the timetable disclosed in the Material Event Report, and the Company shall closely coordinate with relevant institutions.	- As the Share Exchange is subject to disclosure through a Material Fact Report (Article 12-1-4 of the Corporate Disclosure Form Preparation Standards), the Company confirmed through its legal counsel that there are no issues with complying with the applicable procedures and schedule for the Share Exchange.
7	A board opinion statement regarding the Share Exchange shall be prepared, and all directors shall affix their names and seals or signatures thereto.	- In the case of a listed company conducting a comprehensive share exchange with another company, a board opinion statement must be prepared prior to the board resolution and signed or sealed by all directors (Articles 176-6(5) and 176-5(6) of the Enforcement Decree of the FSCMA). The board opinion statement has been duly prepared under the review of legal counsel and confirmed to have been faithfully completed.
8	An extraordinary general meeting of shareholders shall be convened for approval of the Share Exchange.	- All procedural requirements will be duly complied with, and the process will proceed in accordance with the planned timeline.
9	No trading that may constitute use of undisclosed material information related to the Share Exchange shall be conducted prior to public disclosure, and no information regarding the Share Exchange shall be disclosed to any third party.	- Information relating to the Share Exchange constitutes undisclosed material information that may affect investors’ decision-making. Accordingly, trading of shares of Tongyang Life Insurance Co., Ltd. or Woori Financial Group Inc. using such information is prohibited, and such information must not be disclosed to any third party for trading purposes (Article 174(1) of the FSCMA). All directors and relevant persons have complied with applicable laws and regulations.
10	The company shall actively communicate with Tongyang Life Insurance Co., Ltd. shareholders through website disclosures and investor presentations regarding the Share Exchange.

– Planned website disclosures will include the concept, procedures, rationale, expected effects, impact on shareholders, shareholder return policy, methodology for determining the exchange ratio and price fairness, tax implications, and contact information for inquiries related to the Share Exchange.

– An IR plan has been established in consultation with Woori Financial Group Inc., and shareholder briefing sessions are also scheduled.

11	Response measures shall be reviewed in relation to the scale of appraisal rights exercised by dissenting shareholders.	– The company plans to fund payment using internally available cash and other financial resources, and, if necessary, will consider ordinary financing measures.

Data: Provided by Tongyang Life Insurance Co., Ltd.

Meanwhile, in the case of both companies, as listed entities with a large base of general shareholders, consideration of potential conflicts of interest among shareholders is necessary in the course of the comprehensive share exchange. In this transaction, it is assessed that no conflict of interest arises between directors and the company, as this is a share exchange between listed affiliated companies; however, there is a possibility of conflicts of interest among shareholders. For example, minority shareholders of Tongyang Life Insurance Co., Ltd. who do not wish to receive shares of the holding company in exchange for their shares, which will be delisted as a result of the transaction, may raise concerns. In addition, there is a theoretical possibility that the exchange ratio could be influenced by the interests of controlling shareholders of Woori Financial Group Inc., resulting in dilution of value or disproportionate disadvantage to general shareholders.

To address these issues, the exchange ratio has been determined in accordance with the valuation methodology prescribed under the FSCMA, and its fairness has been further verified through independent external valuation.

(2) Composition of the Special Committee

The Ministry of Justice Guidelines provide that, while it does not exclude the appointment of external experts who are independent from the controlling shareholder or the relevant transaction in addition to outside directors, such external experts are generally not subject to fiduciary obligations to the company beyond those arising under their separate contractual arrangements, unlike directors. Accordingly, where feasible, it is considered desirable to form the Special Committee solely with independent outside directors, while utilizing external experts as advisors to the Special Committee.

The Special Committee of Woori Financial Group Inc. was composed of seven independent outside directors of the Company. The Special Committee of Tongyang Life Insurance Co., Ltd. was composed of three independent outside directors and one external expert. In selecting the members of the Special Committees, the respective boards did not separately request legal review from external law firms regarding the composition process; however, the members were selected following the considerations described below.

Outside directors of both companies are appointed through a nomination process conducted by the Outside Director Candidate Recommendation Committee, and are ultimately elected at the general shareholders’ meeting after undergoing stringent qualification requirements and review of independence and expertise in accordance with applicable laws, including the KCC. The members of the Special Committees consist of experts in various fields, including economics, business administration, taxation, law, and consumer protection. Accordingly, they are deemed capable of conducting complementary and objective reviews of the Share Exchange, and are considered to fully satisfy the requirements of independence and expertise necessary for their roles. In addition, each company independently assessed the independence of the members of its Special Committee, and confirmed that none of the members had any conflicts of interest in relation to the Transaction.

[Special Committee of Woori Financial Group Inc.]

The Special Committee of Woori Financial Group Inc. was established in accordance with the guidelines of the Ministry of Justice issued on February 2026, to ensure the independence and expertise of the review process for this transaction. The Special Committee consists of seven outside directors. The outside directors of Woori Financial Group Inc. were initially nominated by the Outside Director Candidate Recommendation Committee and, in that process, underwent a rigorous review of their qualifications, independence, and expertise in accordance with the KCC and other applicable laws and regulations before being elected by the shareholders at a general meeting of shareholders.

- The (seven) outside directors satisfy the independence requirements under the Act on Corporate Governance of Financial Companies and other applicable laws and regulations, including the requirement that they not be the controlling shareholder or a related party thereof. They satisfied the applicable independence requirements at the time of their appointment and have continued to satisfy such requirements thereafter.

In 2025, the Executive Nomination Committee held three meetings between February 6, 2025 and February 28, 2025 to confirm the legal appropriateness of each candidate’s relationship, if any, with the controlling shareholder and its related parties. In 2026, the Executive Nomination Committee held four meetings between February 10, 2026 and February 26, 2026 to conduct the same review. The Committee carried out an in-depth review of the candidates recommended for election as new outside directors at the annual general meeting of shareholders through its first and second deliberations, following its resolution to maintain and manage a pool of outside director candidates across ten areas of expertise, including finance, economics, management, law, digital technology, artificial intelligence, information security, ESG, and financial consumer protection.

Reasons for the Executive Nomination Committee’s Recommendation of Outside Director Candidates

① Third Meeting of the Executive Nomination Committee (February 28, 2025)

1) Chun-Soo Kim, Outside Director and Audit Committee Member: The candidate possesses a solid understanding of the financial industry based on his experience at the Insurance Supervisory Board and insurance companies. He holds a bachelor’s degree in law from Seoul National University and has extensive knowledge of legal compliance. He also served as the inaugural head of the Ethics Management Office at Eugene Corporation, where he developed significant expertise in internal controls and ethical management. The Committee expects that his broad professional expertise and experience in ethical management will contribute to the long-term growth of Woori Financial Group Inc. and strengthen the Board’s oversight of internal controls.

2) Young-Hoon Kim, Outside Director and Audit Committee Member: The candidate graduated from Hanyang University with a degree in industrial engineering and earned an MBA in the United States. He is an experienced professional with a long career in information technology and digital businesses. As a founding member of Daou Technology, later serving as its Chief Executive Officer, he achieved significant success in the IT and software industries. Based on his extensive global network and business management experience across various industries, the Committee believes that he will play an important role in enhancing the Board’s expertise in advancing the globalization of the financial business and developing new business initiatives.

3) Kang-Haeng Lee, Outside Director and Audit Committee Member: The candidate graduated from Sogang University with a degree in economics and has more than 30 years of experience in the financial industry, including asset management, risk management, and global financial strategy. He served in a number of senior executive positions at Korea Investment & Securities Co., Ltd. and Korea Investment Holdings Co., Ltd., including Chief Financial Officer, President, and Vice Chairman, where he contributed to financial strategy, investment strategy, asset management, and risk management. The Committee considers him to be a financial and accounting expert who has contributed to the stable growth of financial holding companies. His emphasis on ethical responsibility and strong internal controls, together with his broad experience across the financial industry, is expected to contribute to strengthening the Group’s risk management and internal control functions.

4) Young-Seop Lee, Outside Director and Audit Committee Member: The candidate received a master’s degree in statistics and a Ph.D. in economics from the University of California, Berkeley and is currently a professor at the Graduate School of International Studies of Seoul National University. He has led strategic decision-making and research in various financial organizations, including serving as President of the Korean Finance Association, Director of the Institute for Research in Finance and Economics at Seoul National University, and a member of the Operating Committee of the Korea Investment Corporation. In addition to his policy research activities, he has extensive experience in the financial markets and has participated in numerous projects relating to ESG management, fintech, and capital market development. The Committee expects that he will make significant contributions to the Board by providing strategic guidance for the Group’s business and strengthening its risk management and internal control functions.

5) In-seop Yoon, Outside Director and Audit Committee Member: The candidate holds a master’s degree in accounting and is a seasoned executive who has served as Chief Executive Officer of a number of life and non-life insurance companies. He possesses extensive insight into the Korean financial industry and a broad professional network, and is recognized as an expert in finance and risk management. Based on his outstanding performance evaluation across all categories in the 2024 assessment of outside directors, the Committee concluded that he demonstrated exceptional competence and diligence in the performance of his duties and therefore recommended his reappointment.

② Fourth Meeting of the Executive Nomination Committee (February 26, 2026)

1) Jeong-Hye Ryu, Outside Director and Audit Committee Member: The candidate is an expert in artificial intelligence (AI) with approximately 20 years of experience in platform businesses and future strategy at leading Korean digital platform companies, including NAVER, NHN and Kakao, where she accumulated extensive experience in developing AI- and data-driven services. Based on her practical business experience and advisory experience relating to AI policy and the AI ecosystem, the Committee expects that she will provide expert guidance on AI and digital strategy from the Board’s perspective and contribute to strengthening the Group’s enterprise-wide AI transformation initiatives and long-term competitiveness.

2) Yong-geon Jung, Outside Director and Audit Committee Member: The candidate has served as the head of the Financial Watch Center, a financial consumer protection organization, and has accumulated extensive experience in financial consumer protection, including oversight of financial markets, prevention of mis-selling, and support for financially vulnerable consumers. Based on his expertise and extensive practical experience, the Committee expects that he will significantly strengthen the Board’s expertise and oversight with respect to consumer protection, enhance transparency, and further promote the diversity and independence of the Board.

[Tongyang Life Insurance Co., Ltd. Special Committee]

The Tongyang Life Insurance Co., Ltd. Special Committee consists of all (three) outside directors of the Company and one external expert. The outside directors of Tongyang Life Insurance Co., Ltd. were initially nominated by the Outside Director Candidate Recommendation Committee and, in that process, underwent rigorous evaluations of their qualifications, independence and expertise in accordance with the KCC and other applicable laws and regulations before being elected by the shareholders at a general meeting of shareholders.

- The (three) outside directors satisfy the independence requirements under the Act on Corporate Governance of Financial Companies and other applicable laws and regulations, including the requirement that they not be the controlling shareholder or a related party thereof. They satisfied the applicable independence requirements at the time of their appointment and have continued to satisfy such requirements thereafter.

-The Company also determined that the (three) outside directors satisfy the applicable expertise requirements. Under the Company’s Internal Governance Rules and related policies, outside directors are required to possess substantial expertise or practical experience relevant to the operation of a financial institution, including experience in finance, management, economics, law, accounting, consumer protection or information technology through research, investigation or professional employment.

Reasons for the Executive Nomination Committee’s Recommendation of Outside Director Candidates

① Second Meeting of the Executive Nomination Committee (June 11, 2025)

1) Kang-lip Kim, Outside Director and Audit Committee Member: The candidate holds a Ph.D. in public health and has served as a professor at the Graduate School of Public Health of Yonsei University, Minister of the Ministry of Food and Drug Safety, and Vice Minister of Health and Welfare. Based on his expertise in these fields, the Committee believes that he will effectively perform the Board’s oversight and advisory functions.

2) Soo-hyun Ahn, Outside Director and Audit Committee Member: The candidate is currently a professor at the Hankuk University of Foreign Studies Law School and has previously served as an outside director of KDB Life Insurance Co., Ltd. and SK Securities Co., Ltd. The Committee believes that her broad professional expertise will enable her to effectively perform the Board’s oversight and advisory functions.

② First Meeting of the Executive Nomination Committee (February 23, 2026)

Won-seok Choi, Outside Director and Audit Committee Member: The candidate holds master’s and doctoral degrees in business administration and is currently a professor in the Department of Taxation and the Graduate School of Taxation at the University of Seoul. He has also served as a member of the National Tax Administration Reform Committee of the National Tax Service and the Tax System Development Review Committee of the Ministry of Economy and Finance. Based on his expertise in these areas, the Committee believes that he will effectively perform the Board’s oversight and advisory functions.

At its seventh meeting in 2026, the Board of Directors confirmed that the (one) external expert satisfies the applicable independence requirements, including that he is not the controlling shareholder or a related party thereof.

1) Hyung-tae Cho, External Expert: The candidate is currently an associate professor in the School of Business Administration at Hongik University and has previously served as a team leader of the Public Institution Evaluation Committee of the former Ministry of Finance and Economy (currently the Ministry of Economy and Finance), a member of the National Tax Review Committee of the National Tax Service, and an external member of the Risk Management Committee of the Military Mutual Aid Association. Based on his professional expertise, experience and professional network, the Board determined that he possesses the qualifications necessary to serve as an external expert and recommended his appointment.

Taking all of the foregoing into consideration, and in light of the background, purpose, structure, and details of the Comprehensive Share Exchange, no particular concerns have been identified regarding the independence or expertise of the members (outside directors) of the Special Committees of either Woori Financial Group Inc. or Tongyang Life Insurance Co., Ltd.

[Woori Financial Group Co., Ltd.]

The Special Committee of Woori Financial Group Inc. is composed of a total of seven outside directors. The Special Committee was established in accordance with the Ministry of Justice Guidelines issued on February 2026, and consists of seven independent outside directors to ensure independence and expertise in relation to the Transaction. Among the members, outside directors In-seop Yoon, Kang-haeng Lee, and Young-seop Lee are experts in accounting and finance, with prior experience as chief executive officers in the insurance and securities industries, as well as academic experience as economics professors at leading universities. Outside directors Young-hoon Kim and Jeong-hye Ryu are experts in management, with prior executive experience at IT and fintech companies. Outside directors Chun-soo Kim and Yong-geon Jung are experts in legal affairs and consumer protection, with relevant experience as Chief Ethics Officer and Chief Compliance Officer, respectively.

[Woori Financial Group Inc. Special Committee Member Profiles]

Name	Area of Expertise	Key Career Experience
In-seop Yoon	Accounting / Finance

Chief Executive Officer (President), KB Life Insurance Co., Ltd.
Chief Executive Officer (President), Hana Life Insurance Co., Ltd.

Chief Executive Officer (President), Hana HSBC Life Insurance Co., Ltd.
Chief Executive Officer, Korea Ratings Corporation
Chairman of the Board of Directors, Fubon Hyundai Life Insurance Co., Ltd.

Chun-Soo Kim	Legal

Insurance Supervisory Board (ISB)

Dongbu Fire & Marine Insurance

Chief Executive Officer (President), Eugene General Development Co., Ltd.; Chief CPC Officer

President, Ethics Management Office, Eugene Corporation
Chief Executive Officer, Eugene Logistics Co., Ltd.

Young-Hoon Kim	Management	Qnix Inc. Chief Executive Officer, Unitel Chief Executive Officer, Daou Technology Chief Executive Officer, KidariStudio Inc. Chief Executive Officer, Lezhin Entertainment Inc.
Kang-Haeng Lee	Accounting / Finance	Executive Vice President, Head of Management Support Division, Dongwon Securities Co., Ltd.
Executive Vice President, Head of Management Planning Division, Korea Investment & Securities Co., Ltd.
Executive Vice President, Korea Investment Holdings Co., Ltd.
President, Korea Investment Holdings Co., Ltd.
Vice Chairman, Korea Investment Holdings Co., Ltd.
Young-Seop Lee	Accounting / Finance

Professor, Department of Economics, Sookmyung Women’s University
Director, Institute of Financial and Economic Research, Seoul National University
President, Korean Finance Association

Outside Director (Chair of ESG Committee), Samsung Securities Co., Ltd.
Professor, Graduate School of International Studies, Seoul National University

Yong-geon Jung	Consumer protection

Shinhan Investment Securities

Member, National Pension Service Fund Management Committee

President, Financial Supervisory Center

Director, National Pension Sharing Foundation

Executive Director and Chief Compliance Officer, K Car Capital Co., Ltd.

Jeong-Hye Ryu	Management

Lead, Marketing and Market/User Insights, NAVER Corp.

Head of Marketing, Toss Lab Inc.

Chief Marketing Officer (CMO), KakaoPage

Current) Co-Chair, AI Future Forum, National Coalition for a Just Science and Technology Society

Current) Member, National AI Strategy Committee (Industrial AX and Ecosystem Division)

Data: Provided by Woori Financial Group Inc.

As such, the Special Committee of Woori Financial Group Inc. is composed of highly qualified professionals with extensive experience in finance, management, and legal affairs. In order to further enhance the fairness and expertise of its review, the Committee also retained separate accounting and legal advisory firms to conduct valuation analyses for assessing the appropriateness of the exchange ratio, as well as to review procedural fairness and shareholder value enhancement measures throughout the transaction process. However, the Company determined that appointing external individuals as members of the Special Committee to participate directly in internal decision-making would not be appropriate, due to concerns regarding lower familiarity with internal corporate matters compared to outside directors and potential information security issues. Accordingly, such involvement was substituted with an advisory structure. In other words, Woori Financial Group Inc. concluded that the composition of its Special Committee is sufficiently qualified in terms of both expertise and fairness to review the Comprehensive Share Exchange.

[Tongyang Life Insurance Co., Ltd.]

Tongyang Life Insurance Co., Ltd. established its Special Committee consisting of a total of four members—three independent outside directors and one external expert—in order to objectively pursue not only governance restructuring but also growth and value enhancement measures. Among the members, Kang-lip Kim, an outside director, is an expert in management and public administration, having served in key policy roles at the Ministry of Health and Welfare, including Vice Minister, and currently serves as an adjunct professor at the Graduate School of Public Health, Yonsei University. Soo-hyun Ahn, an outside director, is an expert in law and financial consumer protection, having served as a member of the Investment Review Committee of the Korea Asset Management Corporation and as a member of the Ministry of Justice Special Committee for the Korean Commercial Code Amendments, and currently serves as a professor at the Law School of Hankuk University of Foreign Studies. Won-seok Choi, an outside director, is an expert in taxation and accounting, conducting academic activities in the Department of Taxation at the University of Seoul since 2006. Hyung-tae Cho, the external expert, is a specialist in accounting and finance, having served as a director at an accounting firm and as an external evaluation committee member of the Financial Supervisory Service, and currently serves as a professor of business administration at Hongik University.

[Career History of Members of the Special Committee of Tongyang Life Insurance Co., Ltd.]

Name	Area of Expertise	Primary Occupation	Key Career Experience
Kang-lip Kim	Management / Public Administration	Advisor, Kim & Chang

Director-General, Ministry of Health and Welfare (Planning & Coordination Bureau; Health and Medical Policy Bureau) (Dec 2016 – May 2019)

Vice Minister, Ministry of Health and Welfare (May 2019 – Nov 2020)

Commissioner, Ministry of Food and Drug Safety (Nov 2020 – May 2022)

Adjunct Professor, Graduate School of Public Health, Yonsei University (Sep 2022 – May 2025)

Soo-hyun Ahn	Law / Financial Consumer Protection	Professor, Law School, Hankuk University of Foreign Studies

Member, Financial Development Review Committee, Financial Services Commission (Jan 2022 – Feb 2024)

Non-executive Director, Korea Financial Consumer Protection Foundation (Sep 2022 – Present)

Member, Special Committee on the Korean Commercial Code Amendment, Ministry of Justice (Dec 2022 – Dec 2024)

Member, Investment Review Committee for Restructuring Asset Acquisition Fund, Korea Asset Management Corporation (Dec 2024 – Present)

Professor, Law School, Hankuk University of Foreign Studies (Sep 2013 – Present)

Won-seok Choi	Taxation/accounting	Professor, Department of Taxation and Graduate School of Taxation, University of Seoul

Assistant Professor (Apr 2006 – Mar 2010), Associate Professor (Mar 2010 – Mar 2015), Department of Taxation, University of Seoul

Head of Planning Office, University of Seoul (Mar 2021 – Mar 2023)

Outside Director of Anam Electronics (Mar. 2022–Mar. 2026)

Professor, Department of Taxation and Graduate School of Taxation, University of Seoul (Apr 2015 – Present)

Hyung-tae Cho	Accounting/Finance	Associate Professor, College of Business Administration, Hongik University

Senior Manager (July 2005 – August 2011), Director (January 2014 – August 2016), Samil PricewaterhouseCoopers

External Evaluation Committee Member, Financial Investment Business Licensing, Financial Supervisory Service (Apr 2017 – Apr 2021)

Team Leader, Public Institution Evaluation Committee, Ministry of Economy and Finance (2020 – 2023; 2024 – Present)

External Member, Risk Management Committee, Military Mutual Aid Association (Dec 2022 – Nov 2024)

Professor, College of Business Administration, Hongik University (Sep 2016 – Present)

Data: Provided by Tongyang Life Insurance Co., Ltd.

As described above, the Special Committee of Tongyang Life Insurance Co., Ltd. is composed of highly qualified internal and external members with extensive professional experience in finance, management, taxation, and legal affairs. Meanwhile, the Special Committee of Tongyang Life Insurance Co., Ltd. addressed this Transaction as part of the company’s long-term growth and shareholder value enhancement initiatives. In order to supplement the fairness and expertise of the Special Committee’s review, it retained separate accounting and legal advisory firms as external advisors, and conducted a thorough review of matters necessary at each stage of the transaction, including valuation analyses to assess the appropriateness of the exchange ratio, procedural fairness considerations, and shareholder value enhancement measures. Tongyang Life Insurance Co., Ltd. determined that the composition of the Special Committee provides sufficient expertise and fairness to appropriately review the Comprehensive Share Exchange.

(3) Specific Authority Granted to the Special Committee

(a) Specific Authority Granted to the Special Committee

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. each established a Special Committee pursuant to Board resolutions dated April 1, 2026 and April 6, 2026, respectively. The Special Committees were granted authority to review the Share Exchange, which is subject to Board approval, from the perspective of the overall interests of the Company and its shareholders, and to submit their opinions regarding whether to proceed with the transaction to the Board of Directors.

In addition, pursuant to the Committee operating guidelines, the Special Committees were granted authority to request information relating to the Share Exchange, require attendance of relevant executives and external parties, request progress reports on the transaction, request support from internal departments, and seek advice from external advisors.

[Special Committee of Woori Financial Group Inc.]

The (proposed) operating guidelines for the Special Committee do not constitute internal regulations but rather a temporary governance framework adopted by resolution of the Board of Directors. Accordingly, the title “(Proposed) Operating Guidelines” is used instead of “Regulations.” At the fifth meeting of the Board of Directors in 2026 (April 1, 2026), the agenda item regarding the establishment of the Special Committee, which included the (proposed) operating guidelines for the Special Committee, was approved.

Item	Description
Meeting Frequency	Meetings shall be convened from time to time, as necessary.
Convening Procedures	(1) The Chairperson shall notify each member of the date, time, place, and agenda of the meeting by written notice, electronic document, or oral communication prior to the meeting date.
(2) Any member may request that the Chairperson convene a meeting by specifying the agenda item and the reasons therefor. If the Chairperson fails to convene a meeting for more than one week without justifiable cause, the requesting member may convene the meeting.
Method of Deliberation	(1) Resolutions shall require the attendance of a majority of the incumbent members and the affirmative vote of a majority of the members present.
(2) The participation of all or some members by means of remote communication through which all members may simultaneously transmit and receive audio communications may be permitted in lieu of physical attendance. In such case, the relevant member shall be deemed to have attended the meeting in person.
Matters for Deliberation and	(1) Matters for Deliberation:
Reporting	Review of the purpose and expected benefits of the Comprehensive Share Exchange.
Review of the appropriateness of the ratio of the Comprehensive Share Exchange.
Review of the appropriateness of the procedures for the Comprehensive Share Exchange.
Other matters delegated by the Board of Directors or determined by the Chairperson to be material.
(2) Matters for Reporting:
Results of the Company’s internal review.
Materials prepared by external institutions (including fairness valuation reports).
Other matters determined by the Chairperson to be material.
Right of Access to Information	(1) The Special Committee shall receive and review information relating to the Comprehensive Share Exchange from the Company.
(2) Where deemed necessary for the performance of its duties, the Special Committee may require relevant officers, employees, or external persons to attend meetings and provide their opinions.
(3) Where deemed necessary, the Special Committee may seek advice from experts or other advisors
Term	From the date of establishment until the effective date of the Comprehensive Share Exchange (or, if it is suspended or terminated prior to becoming effective, until the date of such suspension or termination).
Reporting	Matters deliberated by the Special Committee shall be reported to the Board of Directors.
Minutes	Minutes shall be prepared for each meeting of the Special Committee and shall record the agenda, the course of deliberations, the results thereof, any dissenting members and the reasons for their dissent. The members present shall affix their names and seals or signatures to the minutes.
Administrative Support Department	The Board Secretariat shall serve as the administrative support department for the Special Committee and shall be responsible for matters relating to the establishment and operation of the Special Committee, the conduct of its meetings, and other matters requested by the Special Committee.
ø Treatment of Committee Members: Meeting procedures and other administrative matters shall generally be conducted in accordance with the practices applicable to committees of the Board of Directors.

[Tongyang Life Insurance Co., Ltd. Special Committee]

The (Proposed) Operating Guidelines for the Special Committee do not constitute internal regulations but rather a temporary governance framework adopted by resolution of the Board of Directors. Accordingly, the title “Proposed Operating Guidelines” is used instead of “Regulations.” At the 10th meeting of the Board of Directors in 2026 (April 6, 2026), the agenda item regarding the establishment of the Special Committee, which included the Proposed Operating Guidelines for the Special Committee, was approved.

Item	Description
Meeting Frequency	Meetings shall be convened from time to time, as necessary.
Convening Procedures	The Chairperson shall notify each member of the date, time, place, and agenda of the meeting by written notice, electronic document, or oral communication prior to the meeting date.
(1) Any member may request that the Chairperson convene a meeting by specifying the agenda item and the reasons therefor.
(2) If the Chairperson fails to convene a meeting for more than one week without justifiable cause, the requesting member may convene the meeting.

Method of Deliberation	(1) Resolutions shall require the attendance of a majority of the incumbent members and the affirmative vote of a majority of the members present.
(2) The participation of all or some members by means of remote communication through which all members may simultaneously transmit and receive audio communications may be permitted in lieu of physical attendance.
In such case, the relevant member shall be deemed to have attended the meeting in person.
Matters for Deliberation and Reporting	(1) Matters for Deliberation:
g Review of the purpose and expected benefits of the Comprehensive Share Exchange.
g Review of the appropriateness of the ratio of the Comprehensive Share Exchange.
g Review of the appropriateness of the procedures for the Comprehensive Share Exchange.
g Other matters delegated by the Board of Directors or determined by the Chairperson to be material.
(2) Matters for Reporting:
g The Company’s internal review.
g Materials prepared by external institutions’ review (including fair valuation reports).
g Other matters determined by the Chairperson to be material.
Composition	(1) The Committee shall consist of three outside directors and no more than one external expert. (2) A majority of the members of the Committee, including the Chairperson, shall be outside directors.
Chairperson

(1) The Chairperson shall be appointed by resolution of the Board of Directors and shall represent the Committee.

(2) If the Chairperson is unable to perform his or her duties, the outside director with the longest tenure on the Board shall serve as acting Chairperson.

Right of Access to Information	(1) The Special Committee shall receive and review information relating to the Comprehensive Share Exchange from the Company.
(2) Where deemed necessary for the performance of its duties, the Special Committee may require relevant officers, employees, or external persons to attend meetings and provide their opinions.
(3) Where deemed necessary, the Special Committee may seek advice from experts or other advisors
Term	From the date of establishment until the effective date of the Comprehensive Share Exchange (or, if it is suspended or terminated prior to becoming effective, until the date of such suspension or termination).
Reporting	Matters deliberated by the Special Committee shall be reported to the Board of Directors.
Minutes	Minutes shall be prepared for each meeting of the Special Committee and shall record the agenda, the course of deliberations, the results thereof, any dissenting members and the reasons for their dissent. The members present shall affix their names and seals or signatures to the minutes.
Administrative Support Department	-The Strategic Planning Department (in charge of Board affairs)shall serve as the administrative support department for the Special Committee and shall be responsible for matters relating to the establishment and operation of the Special Committee, the conduct of its meetings, and other matters requested by the Special Committee.

(b) Impact of the Right to Request Support from Internal Departments on Committee Independence

Pursuant to the Special Committee operating guidelines, the Special Committee was granted authority to request information related to (comprehensive share exchange-related) transactions, require attendance of relevant executives and external parties, obtain progress reports on the transaction, and request support from relevant internal departments.

Such authorities, including the right to request data and require attendance of relevant personnel, indicate that the Special Committee is empowered to directly mobilize the company’s human and material resources necessary for its deliberations, without going through internal management approval channels or formal reporting lines. Based on this authority, the Committee independently collected and reviewed information and directly requested assistance from employees during its data collecdtion and review process. This structure effectively limits the possibility of managerial intervention in the information-gathering process, thereby enabling the Special Committee to review the agenda in a more neutral and objective manner. Accordingly, it is considered that the Special Committee’s possession of certain authority to request support from internal departments and to make demands on the Company’s operational personnel did not have a negative impact on the independence of the Special Committee.

(4) Specific Activities and Review Process of the Special Committee

(a) Discussion Topics of the Special Committee by Session

[Woori Financial Group Co., Ltd.]

The Special Committee of Woori Financial Group Inc., at its first meeting held immediately after its establishment on April 1, 2026, received a report on the key terms and conditions of the Comprehensive Share Exchange and conducted a review of the legitimacy of the transaction purpose and the appropriateness of the transaction process. The Committee engaged in discussions among its members from the perspective of shareholder protection, taking into account recent stock price movements, and conducted Q&A sessions with external advisors. At the meeting, Kim & Chang explained the Ministry of Justice Guidelines published on February 25, 2026, and presented its preliminary legal opinion on the legitimacy of the transaction purpose, as well as the fairness, reasonableness, and procedural legality of the transaction. It expressed the view that, since Woori Financial Group Inc. does not have a controlling shareholder, the likelihood of conflicts of interest between controlling and minority shareholders is relatively low. However, it also noted that, depending on circumstances, issues relating to the protection of the interests of all shareholders may still arise, and therefore supplementary fairness-enhancing measures under the Ministry of Justice Guidelines may be necessary.

The Committee members further discussed that:(1) based on recent stock price trends, it is likely that the Share Exchange would not adversely affect the company’s treasury share cancellation or shareholder return policy as of the meeting date; (2) the expected benefits of incorporating Tongyang Life Insurance Co., Ltd. as a wholly-owned subsidiary should be clearly explainable from a shareholder perspective; and (3) independent and objective opinions on the appropriateness of the Share Exchange should be obtained through external advisors.

Accordingly, although the Share Exchange between listed affiliated companies is structured as a comprehensive share exchange between listed companies under Article 165-4 of the FSCMA and Articles 176-5(1) and 176-6(2) of its Enforcement Decree, and although external valuation of the exchange ratio is not legally required pursuant to Article 176-6(4) of the Enforcement Decree of the FSCMA, Woori Financial Group Inc., for the purpose of a more rigorous review of whether the market-price-based exchange ratio appropriately reflects the company’s value, appointed Samil PricewaterhouseCoopers as an independent accounting advisor and obtained its valuation analysis as reference material for assessing the fairness of the exchange ratio.

At the second meeting of the Special Committee held on April 8, 2026, the Committee deliberated on the fairness of the transaction terms of the Comprehensive Share Exchange. The Committee received a report from Samil PricewaterhouseCoopers regarding valuation methodologies other than the statutory method (reference market price) and the key assumptions underlying such valuation. Although external valuation of the exchange ratio is not required under Article 176-6(4) of the Enforcement Decree of the FSCMA, it expressed view that, in light of the Ministry of Justice Guidelines, the transaction, being a freeze-out transaction among affiliated companies, could raise concerns regarding the fairness of the exchange ratio among minority shareholders, and therefore considered the engagement of an independent external expert for additional review to be an appropriate fairness-enhancing measure. Samil PricewaterhouseCoopers presented its valuation analysis using generally accepted and reasonable valuation methodologies, and confirmed that, as of the relevant reference date, the exchange ratio derived under the market-price-based method was broadly consistent with the results of its independent analysis. Based on this, the Committee noted that a discount or premium adjustment to the exchange price may not be strictly necessary; however, it also discussed the need for appropriate post-decision communication measures with shareholders to ensure smooth investor relations following the final decision.

The Special Committee of Woori Financial Group Inc., at its third meeting held on April 14, 2026, received the final review opinions from external advisors. Samil PricewaterhouseCoopers submitted its valuation report and explained a comparison between the range of relative exchange ratios derived from the intrinsic values of each company, and the exchange ratio calculated based on the statutory market-price method under the FSCMA as of the reference date. The report further explained that the exchange ratio determined under the market-price-based method did not materially deviate from the range. The conclusion of the valuation report is as follows:

(Unit: KRW per share, shares)			(Unit: KRW per share, shares)
Category	Woori Financial Group Inc.		Category	Tongyang Life Insurance Co., Ltd.
	(Company Becoming the Wholly-Owning Parent Company)			(Company Becoming a Wholly-Owned Subsidiary)
	Minimum	Maximum		Minimum	Maximum
Discounted Cash Flow Method	46,609	79,231	Actuarial Valuation Methodology	10,989	14,761
Stock Exchange Ratio Based on Valuation	1 : 0.1386978 ~ 1 : 0.3167038
Comparable Listed Company Method	30,613	39,769	Comparable Listed Company Method	4,720	8,330
Stock Exchange Ratio Based on Valuation	1 : 0.1541774 ~ 1 : 0.2094516

Kim & Chang also submitted its legal opinion, stating that, in light of the circumstances set forth below, the Comprehensive Share Exchange cannot be regarded as an unlawful decision in breach of the directors’ fiduciary duty to shareholders. The key contents of the legal opinion are as follows:

[Key Contents of Legal Opinion by Kim & Chang]

I. Background of the Review

– Woori Financial Group Inc. (the “Company”) currently owns 121,565,627 common shares of Tongyang Life Insurance Co., Ltd. (“Tongyang Life Insurance”), representing 75.34% of its total issued and outstanding shares. The Company is a financial holding company under the FHCA and Tongyang Life Insurance is its subsidiary.

– The Company is reviewing a comprehensive share exchange transaction (the “Share Exchange”) to acquire full ownership of Tongyang Life Insurance and make it a wholly owned subsidiary of the Company.

II. Whether the Share Exchange Satisfies Legality Requirements

In order to minimize potential allegations of breach of duty against the directors of the Company in connection with their exercise of business judgment in approving the Comprehensive Share Exchange, it is necessary to conduct a thorough review of the business necessity of the transaction from the Company’s perspective (business necessity). In addition, when determining transaction terms such as the exchange ratio, fairness must be ensured within the scope of applicable laws and regulations (fairness of transaction terms). Furthermore, sufficient review and deliberation procedures regarding the legitimacy of the transaction purpose and the fairness of consideration and other transaction terms must be conducted at the board level, and where necessary at the shareholders’ meeting level, while ensuring strict compliance with all applicable laws, regulations, and internal rules (procedural legality).

– Business Necessity

As a financial holding company under the FHCA, the Company primarily engages in controlling financial institutions and companies closely related to financial business through equity ownership. Its primary revenue sources consist of management support provided to subsidiaries and dividends received from such subsidiaries. Accordingly, increasing its common equity capital through the issuance of new shares in connection with the Share Exchange, thereby increasing its ownership interest in Tongyang Life Insurance to 100% and securing full control while capturing all dividend income from Tongyang Life Insurance, is considered consistent with the Company’s core business purpose. This is also expected to enhance stable cash flow generation.

– Whether there is any issue in not conducting a prior tender offer before the Comprehensive Share Exchange In practice, tender offers are sometimes conducted prior to comprehensive share exchanges to ensure stable acquisition of shares before completing a full subsidiary conversion. However, such practice is driven by business considerations and there is no legal obligation requiring a prior tender offer before implementing a comprehensive share exchange and subsequent delisting process. Therefore, proceeding with the Share Exchange without a prior tender offer is not expected to give rise to director liability risks.

– Appropriateness of Transaction Terms and Conditions

Where the exchange consideration and exchange ratio are determined in accordance with the statutory formula prescribed under the FSCMA, such determination is generally considered compliant with directors’ fiduciary duties and is unlikely to constitute a breach of duty to shareholders. At the time of the resolution, a review of the Company’s and Tongyang Life Insurance’s share price levels and trends does not indicate any extraordinary circumstances suggesting that either company is significantly undervalued or overvalued relative to its intrinsic value. Furthermore, if the fairness of the exchange ratio is further verified through external experts, including accounting firms applying valuation methodologies such as MVS and DCF, and such analysis confirms that the market-price-based exchange ratio falls within a reasonable range, the exchange ratio based on market prices may be regarded as fair.

– Procedural Legality

For the Company’s board approval process, sufficient materials regarding the business necessity and fairness of transaction terms must be disclosed to a Board of Directors that includes independent outside directors, and directors must be given adequate opportunity for discussion, questioning, and deliberation. It must be demonstrated that the board made its decision based on a reasonable belief that the transaction is in the best interests of the Company, in good faith and in accordance with fiduciary duties. Comprehensive records of pre-board review materials, board deliberations, and voting results should be properly prepared and maintained. In cases where a listed subsidiary becomes a wholly owned subsidiary of a listed parent company within the same corporate group, external valuation is not required. In addition, in this transaction, a board opinion statement must be prepared prior to the board resolution and signed or sealed by all directors.

Meanwhile, according to the Company’s explanation, Tongyang Life Insurance plans to cancel its existing treasury shares prior to the effective date of the Share Exchange, and treasury shares acquired through exercise of appraisal rights by dissenting shareholders will be allocated into the Company’s shares. Accordingly, compliance with the requirement under the FHCA that shares of the holding company acquired by Tongyang Life Insurance be disposed of within three years from the acquisition date must be ensured.

– Review of Directors’ Fiduciary Duty to Shareholders

Under the amended KCC, directors are required to faithfully perform their duties in accordance with applicable laws and the company’s articles of incorporation for the benefit of both the company and its shareholders, and to protect the interests of all shareholders while treating them fairly. Although it cannot be entirely ruled out that the Supreme Court may reach a different conclusion in the future depending on the specific interpretation of the scope of directors’ fiduciary duty to shareholders, considering that the interests of the company ultimately translate into the interests of all shareholders, if a director makes a business judgment based on a reasonable belief, following a diligent review process, that the decision serves the company’s long-term and sustainable interests, and provided that the decision is not made for the purpose of benefiting only certain shareholders, it is unlikely that such a decision would be deemed a breach of the fiduciary duty to shareholders solely because it is not aligned with the views of some shareholders.

III. Conclusion

As reviewed above, if the Company, in deciding and implementing the Share Exchange, (i) recognizes a legitimate business necessity from the Company’s perspective, (ii) makes a decision based on a reasonable belief that the exchange ratio and other transaction terms are in the best interests of the Company, and (iii) complies with applicable laws, internal regulations, and procedures, including obtaining independent external expert reviews and reports from the Special Committee, and conducts a reasonable information-gathering and careful deliberation process, then, absent any special circumstances, the likelihood that the directors of the Company would be found to have breached their duties or incur legal liability in connection with the decision on the Share Exchange is considered low.

Based on the foregoing discussions, the summary of the final opinion resolved by the members of the Special Committee of Woori Financial Group Inc. on April 14, 2026, and reported to the Board of Directors on April 24, 2026, is as follows.

Opinion on the Legitimacy of the Transaction Purpose

– The conversion of Tongyang Life Insurance Co., Ltd. into a wholly owned subsidiary is expected to generate long-term enhancements in corporate and shareholder value through the retention of 100% of Tongyang Life Insurance’s profit-generating capacity within the Group and the improvement of overall group management efficiency. In addition, in the event of a future merger between Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. to strengthen the Group’s insurance business competitiveness, the Company expects smoother execution without minority shareholder-related conflicts arising from differences in valuation methodologies between listed and unlisted entities, as well as potential tax advantages. Accordingly, the necessity of proceeding with the conversion into a wholly owned subsidiary is recognized.

– Alternative methods to achieve full ownership—such as individual shareholder negotiations, tender offers, and squeeze-out mechanisms under the KCC—were also reviewed. However, it was determined that, in order to achieve a one-step conversion of the listed company Tongyang Life Insurance Co., Ltd. into a 100% wholly owned subsidiary without additional procedural complexity, the comprehensive share exchange structure is the most appropriate method in practice.

– As a result of the comprehensive share exchange, approximately 9 million new shares will be issued, representing approximately 1.2% of the total outstanding shares. While this results in a dilution effect, such dilution is considered minimal (approximately 1/100 level), and the anticipated long-term benefits to both the Company and its shareholders are expected to outweigh such dilution.

– Furthermore, shareholders of Tongyang Life Insurance Co., Ltd. who receive shares of Woori Financial Group Inc. in exchange are also expected to benefit from the shareholder return policies of Woori Financial Group Inc. In this regard, responses were provided to the Special Committee of Tongyang Life Insurance Co., Ltd. regarding the “Benefits to Tongyang Life Insurance Co., Ltd. Shareholders in the Share Exchange,” as summarized in the table below.

“Benefits to Tongyang Life Insurance Co., Ltd. Shareholders in the Share Exchange,” – Q&A

Question A: Whether a premium may be applied in determining the share exchange ratio
Answer

We thoroughly reviewed the valuation report prepared by an independent external accounting firm and confirmed that the share exchange ratio calculated under the statutory market-price methodology prescribed by the FSCMA falls within the range of appropriate exchange ratios derived using multiple reasonable valuation approaches, including intrinsic value-based and market-based methods. We further determined that there is no basis to conclude that the exchange ratio is unfair to either Woori Financial Group Inc. shareholders or Tongyang Life Insurance Co., Ltd. shareholders. Under the FSCMA, in the case of a comprehensive share exchange between affiliated companies, the exchange ratio may be adjusted within a range of ±10% of the reference market price. However, the reference market price itself already reflects a comprehensive aggregation of publicly available information, market supply and demand, and market expectations regarding both companies, and is based on a multi-period average that mitigates short-term volatility. If the exchange ratio falls within the range derived from cross-verification using multiple valuation methodologies, it is considered appropriate not to make further adjustments, as this approach is expected to ensure market acceptance.

Meanwhile, it should be considered that the comprehensive share exchange results in the issuance of new shares amounting to approximately 1.2% of Woori Financial Group Inc.’s total outstanding shares, thereby causing a dilution effect for existing shareholders of the holding company, and that shareholders of Tongyang Life Insurance who become shareholders of Woori Financial Group Inc. will immediately benefit from the Group’s shareholder return policy, including stable dividend income, high dividend yield, and robust share repurchase and cancellation programs.

Accordingly, it is considered reasonable that a premium adjustment, as inquired, should be applied only where there is clear and objective justification for such adjustment. In the absence of such objective grounds, applying a premium could instead give rise to concerns of arbitrariness in the adjustment and potentially trigger opposition from the shareholders of both companies. Therefore, the Committee concluded that applying the exchange ratio without any adjustment is the most neutral and defensible approach.

Question B: From the perspective of Tongyang Life Insurance Co., Ltd. shareholders, what substantive benefits (short-term and long-term) can be derived from participating in the Share Exchange as shareholders of Woori Financial Group Inc. at this point in time?
Answer

Woori Financial Group Inc. discloses its Corporate Value Enhancement Plan annually and, in accordance therewith, is actively implementing shareholder returns, including expanded share repurchases and cancellations. As a representative dividend stock in the financial sector, Woori Financial Group Inc. is paying dividends that satisfy the requirements for high-dividend companies (dividend payout ratio of at least 25% and at least a 10% year-on-year increase in total dividends), and plans to pursue a continuous annual increase in DPS (Dividend per Share) of at least 10%. In addition, cash dividends are expected to be tax-exempt for the next five years. In this regard, in 2025, the Company achieved a total shareholder return ratio of 36.8% (cash dividend payout ratio of 32% and share repurchase of 4.8%), and plans to increase the proportion of share repurchases and cancellations to approximately 10% within a short period of time during this year.

* When CET1 ratio exceeds 13%, share buybacks and cancellations will be conducted twice a year, in the first and second half of the year; a KRW 200 billion share repurchase and cancellation plan was disclosed in February 2026.

Tongyang Life Insurance Co., Ltd., following the adoption of IFRS 17, is currently in a situation where distributable profits are insufficient due to items such as the reserve for surrender benefits, and is also in a situation where it is difficult to pursue its own corporate value enhancement plan for shareholders. On the other hand, if shareholders of Tongyang Life Insurance Co., Ltd. hold Woori Financial Group Inc. shares as a result of the comprehensive share exchange, they will be able to immediately benefit from the Group’s strong shareholder return policy, including a high dividend yield and stable dividends, and therefore it is considered that there is benefit for Tongyang Life Insurance Co., Ltd. shareholders in participating in the share exchange at this point in time. In addition, although the future movement of share prices is a matter that cannot be predicted by anyone, according to Fnguide (a specialized provider of capital market data and information in Korea) as of April 10, it should also be considered that analysts have presented a positive outlook* on Woori Financial Group Inc.’s share price, which has a diversified business portfolio and stable revenue sources.

* Among (eight) analyst reports released between April 2 and April 9, the target price of Woori Financial Group Inc.: KRW 38,000–47,000, with a median of KRW 43,000 and an average of KRW 42,125.

Accordingly, the legitimacy of the transaction purpose of making Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary through a comprehensive share exchange structure is recognized.

Opinion on the Adequacy of the Transaction Process

– A comprehensive share exchange is a legally permitted method under the KCC for converting a company into a wholly owned subsidiary. Since the procedures for such transactions are explicitly stipulated under the KCC, compliance with such procedures does not raise legal issues.

– Woori Financial Group Inc. qualifies for the simplified comprehensive share exchange procedure under Article 360-10 of the KCC. Accordingly, for purposes of procedural efficiency, the Company intends to proceed under the simplified comprehensive share exchange framework rather than the standard share exchange procedure. In this regard, the issuance of new shares represents approximately 1.2% of total outstanding shares, which is significantly below the legal threshold of 10% required for a simplified share exchange. Furthermore, given that the procedure is converted into a standard share exchange if dissenting shareholders representing at least 20% of shares object, the likelihood of shareholder prejudice is considered very low.

– For minority shareholders of Tongyang Life Insurance Co., Ltd., dissenting shareholders are entitled to exercise appraisal rights under the KCC, or alternatively may sell their shares on the market prior to the effective date of the exchange, thereby providing an exit opportunity. Accordingly, the potential for infringement of shareholder interests is considered low.

– In addition, as an additional fairness-enhancing measure, the Special Committee—composed of independent and highly qualified members—conducted multiple rounds of review, including obtaining opinions from external experts. Going forward, detailed disclosure through public filings (including the Material Fact Report, and the Registration Statement), including the board opinion statement and key transaction terms, will be made, and investor relations activities will be conducted for shareholders of both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. to ensure sufficient information disclosure.

Accordingly, the adequacy of the transaction process for the comprehensive share exchange, including the simplified procedure, is recognized.

Opinion on Fairness of Transaction Terms

– An independent external accounting firm (Samil PricewaterhouseCoopers) confirmed, in accordance with the FSCMA and other relevant regulations, that the exchange ratio based on the reference market price has been appropriately determined. The external accounting firm further confirmed that the market-price-based exchange ratio falls within the range of appropriate exchange ratios derived using multiple reasonable valuation methodologies, including intrinsic value-based and market-based approaches. Accordingly, it was determined that the exchange ratio is fair to both Woori Financial Group Inc. shareholders and Tongyang Life Insurance Co., Ltd. shareholders.

– With respect to whether the timing of determining the market-price-based exchange ratio is appropriate in light of share price trends of both companies, it was resolved that the transaction was not structured to artificially favor either Woori Financial Group Inc. shareholders or Tongyang Life Insurance Co., Ltd. shareholders, but rather was implemented at the present time due to business necessity, irrespective of recent share price movements. Nevertheless, an analysis of share price trends indicates that both companies have similar PBR levels and limited volatility, and therefore there are no factors suggesting impairment of fairness.

– Regarding whether an adjustment (premium or discount) should be applied within the ±10% range permitted under the FSCMA for comprehensive share exchanges between affiliated companies, this issue was discussed in depth at the second meeting held on April 8, 2026, following the opinion of the independent external accounting firm. As Tongyang Life Insurance Co., Ltd. subsequently raised a question on the application of a premium adjustment, the matter was reconsidered at the third meeting. As a result of such deliberations, the Committee concluded that where the exchange ratio based on market price already falls within the range derived from independent valuation analyses, applying a discount or premium without clear and objective justification may give rise to concerns regarding arbitrariness and may lead to shareholder opposition from both companies. Accordingly, it was determined that applying the exchange ratio without any adjustment is the most appropriate approach from a fairness perspective, and the same conclusion was communicated back to the Special Committee of Tongyang Life Insurance Co., Ltd as set out in the attachment.

Accordingly, the fairness of the transaction terms, namely, the share exchange ratio determined under the FSCMA, is recognized.

As such, following the Special Committee’s review of (i) the legitimacy of the transaction purpose, (ii) the adequacy of the transaction process, and (iii) the fairness of the transaction terms, the Woori Financial Group Special Committee found no material issues, and reported to the Board of Directors that the transaction is consistent with the interests of Woori Financial Group Inc. and its shareholders, and that the risk of prejudice to minority shareholders is low, and therefore the transaction may proceed.

On June 24, 2026, the Special Committee of Woori Financial Group Inc. held its fourth meeting, at which it received reports regarding the progress of the proposed comprehensive share exchange, the results of the second shareholder meeting of Tongyang Life Insurance Co., Ltd., the additional review of the appropriateness of the exchange ratio, the results of an additional review conducted by a newly appointed independent valuation firm, the anticipated transaction timetable, and the principal proposed amendments to the securities registration statement. Based on these reports, the Special Committee conducted a comprehensive reassessment of the procedural fairness of the transaction and the appropriateness of its terms.

First, Woori Financial Group Inc. reported to Woori Financial Group inc. Special Committee on the results of the second shareholder meeting of Tongyang Life Insurance Co., Ltd., which was held on June 22, 2026. At the meeting, Tongyang Life Insurance Co., Ltd. explained the background of the proposed Comprehensive Share Exchange, the transaction structure, the basis for determining the exchange consideration and exchange ratio, the results of the review of the exchange ratio conducted by the newly appointed independent valuation firm, the review process undertaken by the Special Committees of both companies and their respective external experts, the purpose and expected effects of the cancellation of treasury shares, the procedures for exercising appraisal rights, the shareholder return policy applicable to shareholders of Woori Financial Group Inc. following completion of the Share Exchange, and the anticipated transaction timetable. The Special Committee was further informed that Tongyang Life Insurance Co., Ltd. had explained that the final exchange ratio fell within the valuation range determined by Deloitte Anjin LLC, which had been additionally engaged by Tongyang Life Insurance Co., Ltd. to conduct an independent valuation review. The Special Committee also received a report that, during the question-and-answer session, shareholders raised questions and expressed views regarding, among other things, the purpose, timing and expected effects of the cancellation of Tongyang Life Insurance Co., Ltd.’s treasury shares (representing 3.28% of its issued shares), the difference between the acquisition price paid for the existing controlling shareholder and the exchange consideration in the proposed transaction, the methodology used to determine the exchange ratio and the results of the independent valuation, the dividend and shareholder return policy applicable to Woori Financial Group Inc. following the share exchange, and the contractual cap on the aggregate amount payable upon the exercise of appraisal rights.

Next, the Special Committee of Woori Financial Group Inc. reviewed the additional verification performed by Samil PricewaterhouseCoopers in order to supplement the explanation regarding the appropriateness of the exchange ratio following the final determination of the number of treasury shares acquired pursuant to the treasury share acquisition and cancellation announced on February 6, 2026. In its original valuation, Samil PricewaterhouseCoopers calculated the number of outstanding shares by deducting 53,945 treasury shares outstanding as of the valuation date and 6,269,592 treasury shares expected to be acquired and canceled based on the closing market price on the trading day immediately preceding the date of the Board resolution, as announced in the February 6, 2026 treasury share cancellation disclosure. Subsequently, due primarily to fluctuations in the market price, the actual number of treasury shares acquired during the period from February 10, 2026 through June 5, 2026 was finalized at 5,986,638 shares on June 10, 2026. Based on the revised number of outstanding shares reflecting the final number of treasury shares, Samil PricewaterhouseCoopers revalidated the per-share exchange consideration and the exchange ratio. The Special Committee of Woori Financial Group Inc. also confirmed that the exchange ratio adopted for the share exchange (1:0.2521056) remained within the revised valuation range (1:0.1387518 to 1:0.3168270).

Classification	Valuation (April 23) Based on	Final Valuation (June 10) Based on
Reference Market Price Method	1 : 0.2521056
DCF/MVS Method	0.1386978~0.3167038	0.1387518~0.3168270
Trading Multiple Method	0.1541774~0.2094516	0.1542374~0.2095331
Exchange Ratio Range	0.1386978~0.3167038	0.1387518~0.3168270

The Special Committee of Woori Financial Group Inc. confirmed that Deloitte Anjin LLC, the independent valuation firm additionally engaged by Tongyang Life Insurance Co., Ltd., applied the same valuation methodologies as Samil PricewaterhouseCoopers, namely the intrinsic value approach (FCFE/MVS) and the comparable publicly traded company method. Deloitte Anjin LLC determined an appropriate exchange ratio range of 1:0.1368448 to 1:0.2786088, and confirmed that the final exchange ratio of 1:0.2521056 falls within that range. This conclusion is also consistent with the findings of Samil PricewaterhouseCoopers, the original independent valuation firm, which determined an appropriate exchange ratio range of 1:0.1387518 to 1:0.3168270 and concluded that the final exchange ratio falls within such range. Accordingly, the Special Committee of Woori Financial Group Inc. confirmed that the exchange ratio determined using the reference market price methodology prescribed under the FSCMA and the related regulations falls within the range of reasonableness supported by the independent reviews conducted by multiple independent valuation firms.

Classification	Reference Market Price	Deloitte Anjin LLC (June 19, 2026)	Samil PricewaterhouseCoopers (June 19, 2026)
Woori Financial Group	KRW 34,589	KRW 45,332 ~ 60,172	KRW 46,591 ~ 79,200
Tongyang Life Insurance	KRW 8,720	KRW 8,234 ~ 12,630	KRW 10,989 ~ 14,761
Share Exchange Ratio	0.2521056	0.1368448 ~ 0.2786088	0.1387518 ~ 0.3168270

<Fifth Special Committee Meeting>

On July 3, 2026, the Special Committee of Woori Financial Group Inc. held its fifth meeting, at which it received reports regarding the proceedings of the fifth meeting of the Tongyang Life Insurance Co., Ltd. Special Committee held on July 1, 2026 and the meeting of the Board of Directors of Tongyang Life Insurance Co., Ltd. held on July 2, 2026. The Special Committee also reviewed the financial impact of an increase in the exercise price payable upon the exercise of appraisal rights by the shareholders of Tongyang Life Insurance Co., Ltd.

The agenda items and discussions of each meeting of the Special Committee of Woori Financial Group Inc. are summarized as follows.

Session	Date of Meeting	Agenda	Key Contents
1	April 1, 2026	Review of legitimacy of transaction purpose and adequacy of transaction process

1)  Report on plan for converting Tongyang Life Insurance Co., Ltd. into a wholly owned subsidiary

- Purpose, expected effects, and timeline of the comprehensive share exchange

2)  Presentation by external advisor (law firm): Kim & Chang

– Explanation on guidelines on directors’ conduct

– Key review points and considerations in comprehensive share transactions

– Directors’ liability perspectives, including past precedents and the specific characteristics of the present transaction

3)  Review of the legitimacy of transaction purpose and appropriateness of transaction procedures

2	April 8, 2026	Review of Fairness of Transaction Terms

1)  Presentation by external advisor (accounting firm): Samil PricewaterhouseCoopers

– Opinion on the appropriateness of the share exchange ratio based on valuation methodologies other than the statutory market-price method

2)  Presentation of legal review opinion by external advisor (law firm): Kim & Chang

– Overview of the comprehensive share exchange structure

– Share Exchange Procedures

– Shareholder protection

– Other considerations

2)  Review of Fairness of Transaction Terms

3	April 14, 2026	Comprehensive Deliberation Opinion

1)  Comprehensive Deliberation Opinion

– Whether the transaction is aligned with the best interests of the Company and its shareholders, and whether it results in any prejudice to minority shareholders, among other matters.

2)  Final review opinions from external advisors: Samil PricewaterhouseCoopers, Kim & Chang

3)  (If requested by the Special Committee of Tongyang Life Insurance Co., Ltd.) Review of additional requested matters

4	June 24, 2026

Supplemental Deliberation Opinion

-Deliberation on Key Matters (Progress of the Tongyang Life Insurance Co., Ltd. shareholder meeting, additional verification of the appropriateness of the share exchange ratio, selection of a new independent valuation firm and review of its results, etc.)

1) Results of the second shareholder meeting of Tongyang Life Insurance Co., Ltd. held on June 22, 2026, including detailed questions and answers.

2) Following the final determination of the number of treasury shares repurchased on June 10, 2026, Samil PricewaterhouseCoopers performed an additional verification of the appropriateness of the share exchange ratio to supplement the explanation thereof.

3) Verification of the share exchange ratio determined by the newly engaged independent valuation firm and its review results.

5	July 3, 2026	Supplemental Deliberation Opinion -Deliberation on Key Matters (Progress report on converting Tongyang Life Insurance Co., Ltd. into a wholly-owned subsidiary)

1) Report on the proceedings of the meeting of the Tongyang Life Insurance Co., Ltd. Special Committee (held on July 1, 2026) and the meeting of the Board of Directors (held on July 2, 2026).

2) Review of the financial impact of an increase in the appraisal rights exercise price for Tongyang Life Insurance Co., Ltd.

[Tongyang Life Insurance Co., Ltd.]

The Special Committee discussed the background, transaction structure, and expected effects of the Share Exchange. The Special Committee reviewed whether the transaction could contribute to long-term enhancement of corporate value and strengthening of management efficiency, and agreed that, in order to protect general shareholders and minority shareholders, procedural fairness and the adequacy of transaction terms must be sufficiently ensured. The Special Committee also received reports on the overview of the share exchange, expected timeline, and procedures for exercising shareholders’ rights, and conducted Q&A sessions with external advisors. The members noted that, following the share exchange, the major shareholder Woori Financial Group Inc. would continue to exercise control over the Company, while minority shareholders would no longer be able to participate in management, thereby creating potential conflicts of interest among shareholders. Accordingly, they agreed on the need to carefully review potential conflicts of interest and measures to protect minority shareholders.

For a more thorough review, although external valuation was not required under the FSCMA and its Enforcement Decree with respect to the exchange ratio, Samil PricewaterhouseCoopers was appointed as an independent accounting advisor to assess whether the market-price-based exchange ratio appropriately reflects the value of Tongyang Life Insurance Co., Ltd., and the Special Committee received the valuation analysis as reference material for assessing the fairness of the exchange ratio. In addition, Bae, Kim & Lee LLC was appointed as legal advisor to conduct an in-depth review of potential shareholder detriment, conflicts of interest, and the legality of the share exchange process.

On April 9, 2026, the Tongyang Life Insurance Co., Ltd. Special Committee held its first meeting, during which it engaged in extensive discussions, primarily through question-and-answer sessions with its external financial and legal advisors, regarding the fairness of the transaction terms and the possibility of applying a premium to the reference market price. With respect to the fairness of the transaction terms, the Special Committee asked its external financial advisor whether, notwithstanding the existence of observable market prices for the shares of both listed companies, a separate valuation should be performed on the basis that the market prices might have been affected by abnormal market conditions. Samil PricewaterhouseCoopers (exernal advisor) explained that, because the share prices of listed companies may fluctuate due to specific issues, the reference market price under the FSCMA is calculated to mitigate potential price distortions resulting from such volatility. Samil PricewaterhouseCoopers further explained that, although the reference market price may not necessarily represent the only appropriate measure of value, it had conducted additional analyses using valuation methodologies, including the intrinsic value approach, to determine whether the exchange ratio derived from the reference market price fell within a reasonable range based on the companies’ intrinsic values rather than reflecting fluctuations due to specific issues.

Bae, Kim & Lee LLC (external advisor) explained that the reference market price of a listed company is calculated, using the trading day immediately preceding the date of the relevant Board resolution as the reference date, based on the arithmetic average of (i) the volume-weighted average closing price for the most recent one-month period, (ii) the volume-weighted average closing price for the most recent one-week period, and (iii) the most recent closing price. In addition, following Samil PricewaterhouseCoopers’ verification of the Company’s share price, it was explained that, where an appropriate price is determined within the range of intrinsic value, selecting a methodology other than the reference market price could impose an additional burden on the Company. Accordingly, the reference market price, which is commonly used in comparable transactions as a reasonable measure of market value, was selected, and it was further explained that such approach also ensures fairness and reasonableness from the perspective of minority shareholders.

The Special Committee requested that a detailed explanation of the valuation methodologies be provided at its next meeting. Samil PricewaterhouseCoopers responded that it would present the valuation process for Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc., together with its analysis of the fairness of the exchange ratio, at the second meeting of the Special Committee.

The Special Committee also asked whether a premium could be applied to the reference market price in order to better protect the minority shareholders of Tongyang Life Insurance Co., Ltd. Management of Tongyang Life Insurance Co., Ltd. responded that, because the exchange ratio was determined based on the reference market price, it would review the possibility of applying such a premium with its external advisors and discuss the matter with Woori Financial Group Inc. The Special Committee clarified that its request to consider a premium to the reference market price of Tongyang Life Insurance Co., Ltd. was intended to ensure the equitable treatment of all shareholders, including minority shareholders, and was not intended as an inquiry directed to Woori Financial Group Inc. Bae, Kim & Lee LLC subsequently advised that, in a share exchange transaction between two listed companies, consideration should be given not only to the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd., but also to the potential dilution of the share value of the minority shareholders of Woori Financial Group Inc. that could result from applying a premium to the shares of Tongyang Life Insurance Co., Ltd. Accordingly, the appropriateness of the market prices of both companies should be evaluated together. The firm further explained that, from the perspective of the minority shareholders of Tongyang Life Insurance Co., Ltd., it would be preferable for the exchange to occur when the market price of Woori Financial Group Inc. was relatively low and the market price of Tongyang Life Insurance Co., Ltd. was relatively high, although such an outcome could give rise to objections from the minority shareholders of Woori Financial Group Inc.

The Special Committee requested additional review of whether the reference market price should be based on the closing price on the Korea Exchange (KRX) or the Nextrade (NXT), whether a premium could be applied to the reference market price of Tongyang Life Insurance Co., Ltd., and how to explain, from the perspective of the minority shareholders of Tongyang Life Insurance Co., Ltd., the difference between the per-share acquisition price paid by Woori Financial Group Inc. and the comprehensive share exchange price. The Special Committee also requested additional review of whether Woori Financial Group Inc. had a proposed short-, medium-, and long-term shareholder return plan following the completion of the Comprehensive Share Exchange for the benefit of the minority shareholders of Tongyang Life Insurance Co., Ltd. The management of Tongyang Life Insurance Co., Ltd. and the external advisors responded that they would review the matters raised by the Special Committee and report their findings at the second and third meetings of the Special Committee.

The Special Committee of Tongyang Life Insurance Co., Ltd. held its second meeting on April 14, 2026, and conducted in-depth discussions on the fairness of the transaction, procedural legitimacy, and shareholder protection measures based on the review results of the external accounting and legal advisors. The Committee heard explanations from Samil PricewaterhouseCoopers regarding key assumptions and valuation methodologies used in determining the exchange ratio, and received legal opinions from Bae, Kim & Lee LLC regarding procedural legality, potential conflicts of interest, and minority shareholder protection measures. In particular, the Committee reviewed whether the transaction terms were reasonable compared to similar precedents based on the opinions of external advisors, and also discussed shareholder value enhancement measures such as treasury share cancellation. In connection with the Share Exchange, Bae, Kim & Lee LLC advised that there may be a possibility of dilution of the equity value of existing shareholders due to the issuance of new shares following the Share Exchange. It expressed the opinion that the methods prescribed under the FSCMA and other relevant laws constitute measures capable of protecting the interests of all shareholders, including minority shareholders. Based on the external advisors’ reports, the Special Committee further discussed, through Q&A sessions, the potential for direct shareholder harm, conflicts of interest among shareholders, and whether discounts or premiums should be applied in determining the share price.

At its third meeting held on April 20, 2026, the Special Committee received the final review opinions of the external advisors. Samil PricewaterhouseCoopers submitted its valuation report and explained a comparison between the range of relative exchange ratios derived from the intrinsic values of each company, and the exchange ratio calculated based on the statutory market-price method under the FSCMA as of the reference date. The report further explained that the exchange ratio determined under the market-price-based method did not materially deviate from the range. The conclusion of the valuation report is as follows:

(Unit: KRW per share, shares)			(Unit: KRW per share, shares)
Category	Woori Financial Group Inc.		Category	Tongyang Life Insurance Co., Ltd.
	(Company Becoming the Wholly-Owning Parent Company)			(Company Becoming a Wholly-Owned Subsidiary)
	Minimum	Maximum		Minimum	Maximum
Discounted Cash Flow Method	46,609	79,231	Actuarial Valuation Methodology	10,989	14,761
Share Exchange Ratio Based on Valuation	1 : 0.1386978 ~ 1 : 0.3167038
Comparable Listed Company Method	30,613	39,769	Comparable Listed Company Method	4,720	8,330
Share Exchange Ratio Based on Valuation	1 : 0.1541774 ~ 1 : 0.2094516

In its original valuation, the number of outstanding shares was calculated by deducting from the total number of issued common shares as of the valuation date, 53,945 treasury shares then outstanding, and 6,269,592 treasury shares expected to be acquired and canceled, as determined based on the closing market price on the trading day immediately preceding the date of the Board resolution pursuant to the treasury share cancellation announcement dated February 6, 2026.

Subsequently, the actual number of treasury shares acquired was finalized at 5,986,638 shares as a result of factors including fluctuations in the market price, and the resulting number of outstanding shares, reflecting such adjustment, was 728,035,737 shares. Based on the revised outstanding share count, the exchange ratio derived under the intrinsic value approach ranged from 0.1387518 to 0.3168270 shares of Woori Financial Group Inc. for each share of Tongyang Life Insurance Co., Ltd. The share exchange ratio under the comparable publicly traded company method ranges from 0.1542374 to 0.2095331 shares of Woori Financial Group Inc. for each share of Tongyang Life Insurance Co., Ltd. It was confirmed that the share exchange ratio calculated based on the reference market price, after being recalculated to reflect the actual number of treasury shares acquired, falls within the recalculated range of share exchange ratios. Accordingly, it was concluded that such recalculation does not have a material effect on the conclusions set forth in this valuation review.

In its legal opinion, Bae, Kim & Lee LLC likewise submitted that, in light of the circumstances set forth below, it is difficult to regard the Share Exchange as an unlawful decision in breach of the directors’ fiduciary duty to the shareholders. The key contents of the legal opinion are as follows:

[Key Contents of the Legal Opinion by Bae, Kim & Lee LLC]

I. Overview of the Case

– Tongyang Life Insurance Co., Ltd. (the “Company” or “Tongyang Life Insurance”) is a subsidiary of Woori Financial Group Inc. (“Woori Financial Group”), which holds 75.34% of the Company’s shares as of December 31, 2025. The Company, as a listed company, is reviewing a comprehensive share exchange with Woori Financial Group under which: (i) the shares of the Company held by shareholders other than Woori Financial Group (excluding the Company’s treasury shares) will be transferred to Woori Financial Group; (ii) such shareholders will receive new shares issued by Woori Financial Group as consideration and thereby become shareholders of Woori Financial Group; and (iii) as a result, Woori Financial Group will acquire 100% ownership of the Company, and the Company will be delisted from the securities market (the “Share Exchange”).

–  Against this background, the Company has requested a review of whether the Share Exchange is conducted in compliance with the KCC, the FSCMA, and other relevant laws, and whether it is consistent with the interests of the Company and its shareholders—particularly whether it protects the interests of all shareholders and ensures fair and equal treatment among them.

II. Summary of the Legal Opinion of the Firm

–  The Share Exchange is to be carried out in accordance with the procedures and requirements under the KCC, the FSCMA, and other relevant laws. The necessity of the transaction is recognized, and the transaction terms, including the exchange ratio determined in accordance with the FSCMA and the regulations thereunder, are considered appropriate in light of the relative valuation of Woori Financial Group and the Company. In addition, enhanced measures such as the establishment and operation of an independent Special Committee have been implemented to further protect general (minority) shareholders. Accordingly, the transaction is deemed to protect the interests of all shareholders and ensure fair and equal treatment of shareholders.

III. Explanation of this Firm’s Opinion

–  In a comprehensive share exchange, (i) there is a risk that the value of shares held by minority shareholders in the company becoming a wholly owned subsidiary may not be properly reflected, thereby raising concerns regarding the protection of total shareholder interests, and (ii) where the exchange ratio is influenced by the interests of controlling shareholders, there is a possibility of material prejudice to minority shareholders. Therefore, such transactions require enhanced review. Accordingly, this opinion examines: (1) the necessity of the transaction, (2) the formal and substantive adequacy of transaction terms, (3) the appropriateness of procedures including the composition and operation of the Special Committee, and (4) the adequacy of minority shareholder protection measures from the perspective of conflicts of interest between controlling and minority shareholders.

–  Necessity of the Transaction

The Company is pursuing strategic initiatives to strengthen long-term competitiveness, including expansion into care-related businesses through group support and achieving economies of scale through integration with other insurance subsidiaries within the Group. In this context, the Company determined that, as a preliminary step to enable the swift execution of its strategy and timely support from the Group, it is necessary to proceed with the Share Exchange to achieve full subsidiary status and delisting. In light of the foregoing, the necessity and legitimacy of the Comprehensive Share Exchange are considered to be recognized. In addition, the Share Exchange is expected to enhance the corporate value of both Woori Holdings and the Company through the Company’s integration as a wholly-owned subsidiary of Woori Holdings and the elimination of the dual listing structure with Woori Holdings resulting from the delisting. In other words, the Share Exchange does not present a conflict between the interests of the Company and those of all its shareholders, and it is considered to be in the interests of the Company and Woori Financial Group, as well as in the interests of the Company’s general shareholders (minority shareholders) who will become shareholders of Woori Financial Group through the Share Exchange. Therefore, the Share Exchange is for the benefit of the Company and all shareholders, and the necessity of the transaction is duly recognized.

– Appropriateness of Transaction Terms and Conditions

The Share Exchange will also be conducted by determining the exchange price based on the statutory base market price of both the Company and Woori Financial Group in accordance with the FSCMA and the regulations thereunder, and by finalizing the exchange ratio through a comparison of their relative values. Therefore, unless there are special circumstances, such as the market price applied to the calculation of the base market price being based on false data or being affected by fraudulent means such as market manipulation, the exchange ratio of the Exchange of Shares determined in accordance with the FSCMA and the regulations thereunder shall be deemed appropriate. In addition, the financial advisor determined the relative exchange ratio range between the shares of Woori Financial Group and the Company by applying ① the intrinsic value approach, under which the corporate value of Woori Financial Group was determined using the discounted cash flow (DCF) method and the value of the Company was determined using the MVS valuation methodology, which measures net asset value using an actuarial approach, resulting in a relative exchange ratio range of 1:0.1386978 to 1:0.3167038. In addition, under (②) the market value approach, the relative share price ratio calculated for the period from the end of December 2025 through mid-April 2026 was determined to range from 1:0.1541774 to 1:0.2094516. As of April 23, 2026, the exchange ratio calculated using the statutory market price method prescribed in accordance with the FSCMA and the regulations thereunder was 1:0.2521056. This ratio is positioned at the upper end of the range derived under the intrinsic value approach (①) and falls outside the range derived from the comparison of market prices under the market value approach (②), indicating that the Company’s value is reflected more favorably and that the resulting exchange ratio is more advantageous to the Company’s shareholders.

As the exchange ratio for the Share Exchange is expected to be determined using the statutory market price method in accordance with the FSCMA and the regulations thereunder, unless there is a significant change in the share prices of the Company and Woori Financial Group between the present time and the commencement date of the statutory market price calculation period, the exchange ratio is considered (i) appropriate in light of judicial precedent, as it complies with the applicable legal requirements, methodologies and procedures, and (ii) not to cause harm to the Company’s shareholders as a whole or constitute unfair treatment from the perspective of the Company’s shareholders as a whole, even when compared with valuation methodologies based on intrinsic value, market value or other approaches.

– Procedural Appropriateness

The Company intends to proceed, in due course, with the board resolutions relating to the Share Exchange, the execution of the Share Exchange Agreement, and the approval by the shareholders’ meeting. As the Company is expected to satisfy all procedural requirements prescribed under applicable laws and regulations, including the KCC and the FSCMA, it is considered unlikely that any material issues will arise with respect to the procedural legality of the Share Exchange. However, it has been confirmed that, among the Company’s directors, Jeong-soo Lee, an Other Non-Executive Director, currently serves concurrently as Executive Vice President of the Strategy Division (a non-registered officer) of Woori Financial Group. Where Jeong-soo Lee is merely an officer, rather than the representative director, of Woori Financial Group, which is the counterparty to the transaction, it would be difficult to conclude that he has a special interest in the Share Exchange solely by reason of such concurrent positions, and therefore that his voting rights are immediately restricted under the KCC. Nevertheless, as an additional measure to prevent potential conflicts of interest and enhance the fairness of the Share Exchange, it is recommended that Jeong-soo Lee, who serves concurrently at both Woori Financial Group and the Company, refrain from exercising his voting rights in connection with matters relating to the Share Exchange.

The Company determined that conflicts of interest could arise between Woori Financial Group, as the controlling shareholder, and the Company’s public shareholders in connection with the Share Exchange. Accordingly, the Company adopted regulations governing the establishment and operation of a Special Committee and, pursuant thereto, established a Special Committee on April 6, 2026, consisting of three independent directors of the Company and one external expert. In light of the Special Committee’s intensive operating procedures and substantive deliberations, it is believed that the Special Committee conducted a substantive and independent review of the impact of the Share Exchange on shareholder value and the valuation methodologies used in connection therewith. If the Board of Directors’ determination regarding the Share Exchange is made after giving due consideration to the advisory opinion of the Special Committee, it may be concluded that the fairness-enhancing measures implemented through the operation of the Special Committee have been effectively realized.

– Adequacy of Minority Shareholder Protection Measures

In the Share Exchange, the Company’s public shareholders will become shareholders of Woori Financial Group as a result of the Share Exchange and will be able to benefit from the overall corporate value of the Woori Financial Group, including the Company. In addition, they will have the opportunity to receive dividends pursuant to Woori Financial Group’s shareholder-friendly capital return policy. Accordingly, compared with a cash consideration structure, the likelihood of impairment of the interests of minority shareholders is considered low. Furthermore, in light of Woori Financial Group’s dispersed ownership structure, it is difficult to conclude that the value of the equity interests held by the Company’s public shareholders would be diluted following their conversion into shareholders of the holding company. Accordingly, it is difficult to conclude that the interests of the Company’s public shareholders would be adversely affected.

Prior to the Share Exchange, the Company plans to cancel all 5,296,004 shares of treasury stock held by the Company (representing 3.28% of its outstanding shares), and no new shares of Woori Financial Group will be issued in exchange therefor. The cancellation of such treasury shares is planned to occur simultaneously with the board resolution approving the Share Exchange, and the related disclosure is also expected to be made on the date of such board resolution. The Special Committee determined that the facts and circumstances of the Share Exchange differ from prior precedents involving discounts or premiums and that, at the present time, the Company’s share price performance cannot be viewed as being particularly disadvantageous to the Company’s shareholders. Accordingly, the Special Committee concluded that it is appropriate to determine the exchange ratio based on the statutory market price in accordance with the FSCMA and the regulations thereunder. As a listed company, the Company intends to provide information regarding the Share Exchange, which may have a material effect on investors’ investment decisions, in accordance with the FSCMA and the disclosure regulations of the Korea Exchange. In addition, reflecting the Special Committee’s request concerning minority shareholder protection measures, the Company plans to operate an FAQ section on its website. In particular, through its website, the Company plans to explain the background and procedures of the Share Exchange and its impact on shareholders, provide user-friendly information regarding key transaction dates and the tentative number of exchange shares expected to be received by each shareholder, facilitate access to information necessary for minority shareholders’ decision-making, including public disclosures and securities analysts’ reports, and provide contact information for investor relations personnel to enable additional inquiries, thereby enhancing access to sufficient information. Taken as a whole, these shareholder communication and information disclosure measures are considered likely to provide the Company’s public shareholders with comprehensive and meaningful access to information.

Data: Tongyang Life Insurance Co., Ltd.

Based on the foregoing discussion, the members of the Special Committee of Tongyang Life Insurance Co., Ltd. resolved on April 20, 2026, and the summary of the final opinion reported to the Board of Directors on April 24, 2026, is as follows:

To ensure procedural transparency in the comprehensive share exchange and to prevent conflicts of interest among shareholders, a Special Committee of Tongyang Life Insurance Co., Ltd. was formed, comprising all outside directors (three persons) and an external expert (one person). The Special Committee of Tongyang Life Insurance Co., Ltd. reviewed and discussed the purpose, procedures and terms of the Share Exchange with the assistance of external advisors (a law firm and an accounting firm). Following such review and discussions, the Special Committee of Tongyang Life Insurance Co., Ltd. determined that the purpose of the comprehensive share exchange transaction was legitimate and that the transaction procedures, transaction terms, and shareholder communication measures for minority shareholders were appropriate and fair.

Upon receiving the comprehensive opinion of the Special Committee of Tongyang Life Insurance Co., Ltd., the Board of Directors of Tongyang Life Insurance Co., Ltd., having determined that the opinions presented by the Special Committee, which is independent of the Company and deliberated based on the advice of external advisors, were reasonable, approved most of the matters without dissenting votes.Meanwhile, to further enhance the protection of public shareholders and reinforce the procedural fairness of the transaction, Tongyang Life Insurance Co., Ltd. convened the fourth meeting of its Special Committee on June 23, 2026. At the meeting, the Special Committee held additional discussions regarding the progress of the Share Exchange, the results of the second shareholder meeting, the appointment of a new independent valuation firm and the results of its review, measures to protect public shareholders, key issues relating to appraisal rights, and the proposed amendments to the securities registration statement.

At its fourth meeting held on June 23, 2026, the Tongyang Life Insurance Co., Ltd. Special Committee received reports on the progress of the proposed comprehensive share exchange, the results of the second shareholder meeting, the appointment of the new independent valuation firm and the results of its review, measures to protect public shareholders, the anticipated transaction timetable, and the principal proposed amendments to the securities registration statement. Based on these reports, the Special Committee conducted a comprehensive reassessment of the procedural fairness of the transaction and the appropriateness of its terms.

The Special Committee noted that, at its second meeting, it had questioned the appropriateness of having the same independent accounting advisor perform the valuation analyses for both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. The Company reported that, at that time, it had concluded, based on numerous transaction precedents and the advice of its external legal and accounting advisors, that the appointment of the same valuation firm did not present any issues. However, although an independent valuation of the exchange ratio is not required under the FSCMA and the related regulations in connection with a comprehensive share exchange between listed companies, concerns had nevertheless been raised regarding potential conflicts of interest in the process of determining the transaction terms. Accordingly, the Company reported that it had decided to engage an additional independent valuation firm, separate from the original valuation firm, to conduct an objective review of the fairness of the exchange consideration and exchange ratio, and had selected Deloitte Anjin LLC as the new independent accounting advisor.

The Special Committee reviewed whether Deloitte Anjin LLC satisfied the criteria for appointment, including whether it had any special relationship or conflict of interest with the original valuation firm, the transaction parties, the principal shareholders or other advisors, whether any circumstances existed that would disqualify it from serving as an independent valuation firm under the FSCMA and the related regulations, whether it possessed substantial experience and dedicated personnel in connection with mergers and acquisitions involving listed companies and the valuation of financial institutions, and whether it would be able to issue its valuation report within the timetable for filing the amended securities registration statement. Based on this review, the Special Committee confirmed that Deloitte Anjin LLC satisfied the applicable selection criteria.

The Special Committee also asked Deloitte Anjin LLC whether it had been subject to any limitations on access to information during the valuation process, whether it had applied the same valuation methodologies as the original valuation firm, and why its valuation results differed from the exchange ratio previously determined. Deloitte Anjin LLC explained that it had not encountered any limitations on access to information during the valuation process. However, because the valuation was conducted within a shorter timeframe than is customary, it adopted a more conservative approach in preparing and analyzing the relevant information. Deloitte Anjin LLC further explained that it applied the same valuation methodologies as Samil PricewaterhouseCoopers—namely, the intrinsic value approach (FCFE/MVS) and the comparable publicly traded company method—and that, in determining the intrinsic value of the holding company, it distinguished between core and non-core subsidiaries. In addition, Deloitte Anjin LLC explained that there were certain differences from the prior valuation firm with respect to the ranges used in the discounted cash flow and net asset value analyses. It was further explained that, because the valuation was performed after the announcement of the first-quarter 2026 financial results, the valuation reflected Tongyang Life Insurance Co., Ltd.’s achievement rate of its first-quarter business plan and recent operating trends in the insurance industry. In addition, the loss ratio was further adjusted to reflect the intent of the supervisory authority’s guidelines regarding the deterioration in loss ratios across the insurance industry.

Based on the foregoing assumptions, Deloitte Anjin LLC determined that the appropriate exchange ratio ranged from 1:0.1368448 to 1:0.2786088, and confirmed that the exchange ratio adopted for this transaction, 1:0.2521056, falls within that range. This conclusion is also consistent with the findings of Samil PricewaterhouseCoopers, the original independent valuation firm, which determined an appropriate exchange ratio range of 1:0.1387518 to 1:0.3168270 and concluded that the final exchange ratio falls within such range. Accordingly, the Special Committee confirmed that the exchange ratio determined using the reference market price methodology prescribed under the FSCMA and the related regulations falls within the range of reasonableness supported by the independent reviews conducted by multiple independent valuation firms.

The results of Deloitte Anjin LLC’s review are set forth below.

Classification	Woori Financial Group Inc.		Tongyang Life Insurance Co., Ltd.
	Minimum	Maximum	Minimum	Maximum
Reference Market Price	34,589		8,720
Intrinsic Value (FCFE/MVS)	45,332	60,172	8,234	12,630
Comparable Publicly Traded Company Method	30,327	38,285	4,478	6,535
			Minimum	Maximum
Reference Market Price	1		0.2521056
Share Exchange Ratio (Intrinsic Value Method)	1	1	0.1368448	0.2786088
Share Exchange Ratio (Comparable Publicly Traded Company Method)	1	1	0.1476585	0.1706953

In addition, as the Special Committee had previously provided its views regarding the timing of the treasury share cancellation at its third meeting, it requested at its fourth meeting that the Company provide additional explanation regarding the background for selecting the timing of the cancellation. The Company explained that, from the time it decided to proceed with the Comprehensive Share Exchange, it had considered canceling the treasury shares held by Tongyang Life Insurance Co., Ltd. from the perspective of protecting public shareholders, and that it had reviewed three alternatives: (i) canceling the treasury shares before the Comprehensive Share Exchange, (ii) canceling the treasury shares on the record date for determining shareholders, and (iii) canceling the treasury shares after the record date. The Company explained that it excluded the first alternative because a pre-closing cancellation could affect the calculation of the exchange consideration and give rise to controversy regarding the fairness of the transaction terms, and also determined that the third alternative would not provide significant additional benefits. Accordingly, the Company ultimately adopted the approach of canceling the treasury shares on the reference date.

The Special Committee concluded that the procedural legitimacy of this transaction had been sufficiently secured, while agreeing that certain matters required further review and supplementation from the perspectives of transaction fairness and public shareholder protection. The Special Committee emphasized the need to provide public shareholders with a clear and understandable explanation of the difference between the acquisition price paid for the existing controlling shareholder’s stake and the exchange consideration in this transaction, as well as the reasons for selecting a comprehensive share exchange rather than a tender offer. In response, the Company explained that Woori Financial Group Inc. had selected a comprehensive share exchange rather than a tender offer in light of factors including the burden of a large one-time cash outlay, and that measures to protect shareholders were being pursued through shareholder return policies, including the payment of dividends and the cancellation of treasury shares.

The Special Committee also confirmed that the appraisal rights exercise price payable to dissenting shareholders (KRW 8,505 per share) had been lawfully calculated in accordance with the methodology prescribed under the FSCMA and the related regulations. However, as part of its review of measures to further strengthen the protection of public shareholders, the Special Committee considered the possibility of adjusting the appraisal rights exercise price. Taking into account that this matter involved multiple interests, including the protection of the interests of Woori Financial Group Inc. shareholders, the amount of cash outflow resulting from the transaction, and the impact on capital adequacy, and therefore could not be determined unilaterally by Tongyang Life Insurance Co., Ltd., the Special Committee requested that the Company engage in sufficient discussions with Woori Financial Group Inc., review the matter based on objective supporting materials, and further discuss the matter at the next Board meeting. In this regard, Bae, Kim & Lee LLC, the external legal advisor, stated that it would provide assistance to ensure that any alternative relating to appraisal rights would satisfy the requirements under applicable laws and regulations.

Finally, the Special Committee received a report on the principal proposed amendments to be reflected in the amended securities registration statement and requested that the external legal advisor conduct a thorough review of potential legal issues that could arise in anticipation of possible further challenges following the filing of the amended registration statement. Bae, Kim & Lee LLC stated that it would conduct a detailed review from an advisory perspective, noting that Tongyang Life Insurance Co., Ltd. could also bear responsibility with respect to whether the securities registration statement adequately addresses material matters. Through its fourth meeting, the Special Committee concluded that there had been sufficient discussion regarding the procedural fairness of the transaction and the appropriateness of the exchange ratio, and requested that the Company continue to supplement measures to protect public shareholders through sufficient communication with Woori Financial Group Inc.

At the meeting of the Board of Directors of Tongyang Life Insurance Co., Ltd. held on June 24, 2026, the Board received reports on the results of the discussions at the fourth meeting of the Special Committee and the Company’s planned follow-up actions. The Board also received reports on the key questions raised at the second shareholder meeting and the Company’s responses, the results of the review conducted by the newly appointed independent valuation firm, measures to protect public shareholders, and the proposed supplemental disclosures regarding key issues.

Meeting Date	Agenda	Summary
June 24, 2026	Report of the Special Committee to the Board of Directors

1) Progress Report on the Comprehensive Share Exchange

-Progress of the transaction

-Developments relating to minority shareholders and media coverage

-Communications with the supervisory authorities

-Second shareholder meeting

2) Report on the Selection of a New Independent Valuation Firm and Its Findings

-Selection of a new independent valuation firm

-Findings of the new independent valuation firm

3) Shareholder Protection Measures

-Holding of the second shareholder meeting and distribution of a shareholder letter

-Convening of the fourth meeting of the Special Committee and appointment of an additional independent valuation firm

Thereafter, on July 1, 2026, the Tongyang Life Insurance Co., Ltd. Special Committee held its fifth meeting to consider, as part of the Company’s public shareholder protection measures, whether the proposed purchase price for shares subject to appraisal rights (the “Appraisal Rights Purchase Price”) should be increased and, if so, whether such increase would be appropriate, as requested for further review at the fourth meeting of the Special Committee. In conducting its review, the Special Committee considered that the proposed comprehensive share exchange would result in the delisting of Tongyang Life Insurance Co., Ltd. and that, following the Financial Supervisory Service’s request for amendments to the securities registration statement, public shareholders and market participants had continued to express concerns regarding, among other things, the difference between the acquisition price paid for the existing controlling shareholder’s stake and the exchange consideration and appraisal rights exercise price in this transaction, the timing of the cancellation of treasury shares, and the fairness of the methodology used to determine the exchange ratio.

In reviewing whether to increase the Appraisal Rights Purchase Price, the Special Committee comprehensively considered (i) the principal views expressed by public shareholders through the second shareholder meeting and shareholder letters, (ii) the purpose of the Financial Supervisory Service’s request for amendments, (iii) the results of the review of the exchange ratio conducted by the newly appointed independent valuation firm, (iv) the legal opinions provided by Bae, Kim & Lee LLC, Shin & Kim LLC and Yulchon LLC, (v) the financial impact under various levels of appraisal rights exercises, (vi) the impact on capital adequacy, including the K-ICS ratio, (vii) the relationship to the cap on the aggregate amount payable upon the exercise of appraisal rights under the Share Exchange Agreement, and (viii) issues relating to fairness and equal treatment between shareholders participating in the share exchange and dissenting shareholders exercising appraisal rights.

The Special Committee first confirmed that the current Appraisal Rights Purchase Price of KRW 8,505 had been lawfully determined in accordance with the methodology prescribed under the FSCMA and the related regulations, based on the arithmetic average of the volume-weighted average market prices for the two-month, one-month and one-week periods preceding the trading day immediately before the date of the Board resolution. Nevertheless, the Special Committee noted that, in light of the nature of the transaction, appraisal rights serve as an important means for shareholders opposing the Share Exchange to realize the value of their investment in cash and that the transaction would result in the delisting of Tongyang Life Insurance Co., Ltd., and thus considered wheter any supplemental measures should be adopted, while using the statutory formula price as the basis, to enhance the protection of minority shareholders and promote transaction certainty.

In considering an increase in the Appraisal Rights Purchase Price, the Special Committee compared and reviewed the following alternatives: (i) maintaining the current statutory formula price; (ii) adjusting the price to KRW 8,720, the share exchange consideration for Tongyang Life Insurance Co., Ltd. in the Share Exchange; (iii) increasing the current statutory formula price by 10% to KRW 9,356; and (iv) adjusting the price to KRW 10,562, corresponding to the price previously paid to acquire the controlling shareholder’s interest.

In evaluating these alternatives, the Special Committee considered that the appraisal rights regime is intended to provide shareholders opposing a corporate restructuring transaction with a cash exit at fair value. Accordingly, the Special Committee concluded that offering dissenting shareholders a cash price higher than the value implied by the exchange ratio applicable to shareholders participating in the Share Exchange would not, by itself, constitute unlawful discriminatory treatment.

At the same time, the Special Committee determined that any increase in the Appraisal Rights Purchase Price should be capable of being objectively justified in light of the purpose of the appraisal rights regime, namely fair value compensation, and the need to facilitate the orderly completion of the transaction. The Special Committee noted that an excessive increase could create an undue disparity in economic outcomes between shareholders participating in the Share Exchange and receiving shares of Woori Financial Group Inc. and dissenting shareholders exercising appraisal rights, potentially giving rise to concerns regarding fairness and the principle of equal treatment among holders of the same class of shares.

In this regard, Bae, Kim & Lee LLC advised that, because the transaction constitutes an intra-group transaction, it would be reasonable, from the standpoint of fairness among shareholders, to determine the amount of any increase in the Appraisal Rights Purchase Price by reference to the maximum 10% premium permitted under the FSCMA and the related regulations for determining exchange consideration in transactions between affiliated companies. In other words, increasing the Appraisal Rights Purchase Price from the statutory formula price of KRW 8,505 by 10% to KRW 9,356 was considered as an alternative that would remain consistent with the pricing framework under the FSCMA and applicable regulations while improving the cash exit terms available to dissenting shareholders.

The Special Committee also considered the impact that an increase in the Appraisal Rights Purchase Price could have on the financial soundness of Tongyang Life Insurance Co., Ltd. and on the protection of financial consumers. As a life insurance company, Tongyang Life Insurance Co., Ltd. must maintain appropriate capital adequacy, including its K-ICS ratio, and payments made in connection with the exercise of appraisal rights could directly affect the Company’s liquidity and capital adequacy metrics. The Special Committee therefore recognized that, while a substantial increase in the Appraisal Rights Purchase Price could provide greater protection to dissenting shareholder, it could have an adverse impact from the perspective of protecting the Company’s financial consumers, given that the Company is a life insurance company.

The Special Committee also considered the relationship to the cap on the aggregate amount payable upon the exercise of appraisal rights uner the Share Exchange Agreement. Under the Share Exchange Agreement, if the aggregate amount payable in respect of appraisal rights exercised by dissenting shareholders exceeds KRW 200 billion, a termination event may arise under the Share Exchange Agreement. Accordingly, if the Appraisal Rights Purchase Price were increased excessively, the aggregate amount payable upon the exercise of appraisal rights would increase even assuming the same number of shares for which appraisal rights are exercised, thereby increasing the likelihood that the contractual cap under the Share Exchange Agreement would be exceeded. As a result, such an increase could adversely affect the certainty of consummating the transaction.

The Special Committee also considered the potential harm to shareholders and the likelihood of shareholder complaints if the Share Exchange were not completed. If the transaction were terminated, shareholders opposing the Share Exchange could lose their opportunity to obtain liquidity through the exercise of appraisal rights, while shareholders who supported or intended to participate in the Share Exchange could lose the opportunity to receive shares of Woori Financial Group Inc. In addition, if market conditions were to change following the approval of the Share Exchange, shareholders could become exposed to market prices lower than those prevailing at the time the Share Exchange was approved. In light of these considerations, the Special Committee concluded that the amount of any increase in the Appraisal Rights Purchase Price should appropriately balance the objectives of protecting public shareholders, reducing the risk that the transaction would not be completed, promoting transaction certainty, and ensuring fairness among shareholders.

Meanwhile, the Special Committee further considered an alternative under which the Appraisal Rights Purchase Price would be increased to KRW 10,562, corresponding to the price previously paid to acquire the controlling shareholder’s stake. Although this alternative could improve acceptance of the transaction among public shareholders, the Special Committee determined that the prior acquisition price reflected factors unique to that transaction, including a control premium, the timing and terms of the transaction, the results of due diligence, and negotiations with the seller. Accordingly, the Special Committee concluded that such price was not an appropriate benchmark for determining the cash exit available to dissenting shareholders in the Share Exchange. The Special Committee also noted that providing only dissenting shareholders with a cash exit at KRW 10,562 per share could give rise to concerns regarding fairness, equal treatment, and the principle of equality among shareholders as compared with shareholders participating in the Share Exchange and receiving shares of Woori Financial Group Inc. In addition, if appraisal rights were exercised on a significant scale, this alternative would impose the greatest burden in terms of the Company’s cash outflows, its capital adequacy, including the K-ICS ratio, and the contractual cap on appraisal rights payments under the Share Exchange Agreement.

By contrast, increasing the statutory appraisal rights purchase price by 10%, to KRW 9,356 per share, was considered to be a supplemental measure based on the statutory pricing methodology. Because this alternative would enhance the cash exit available to dissenting shareholders without changing either the exchange ratio or the exchange consideration applicable to the Share Exchange, the Special Committee concluded that it appropriately balanced shareholder protection and transaction certainty. The Special Committee also considered that this alternative remained consistent with the reference market price methodology prescribed under the FSCMA and the related regulations while appropriately reflecting the unique circumstances of the transaction and the need to enhance the protection of public shareholders.

After comprehensively considering the legal opinions provided by Bae, Kim & Lee LLC, Shin & Kim LLC and Yulchon LLC, the Special Committee concluded that the proposed 10% premium constitutes a negotiated adjustment to the Appraisal Rights Purchase Price and could be justified as a reasonable exercise of business judgment intended to protect minority shareholders and facilitate the orderly consummation of the transaction. In particular, Bae, Kim & Lee LLC advised that the proposed 10% premium appropriately balanced the protection of minority shareholders, transaction certainty, and the protection of financial consumers in light of, among other things, (i) the use of the maximum premium permitted as a reference point in determining exchange consideration, (ii) the need to maintain the solvency of a life insurance company and protect financial consumers, (iii) the possibility that exceeding the contractual cap on appraisal rights payments could give rise to a termination event under the Share Exchange Agreement, and (iv) the potential harm to both dissenting and supporting shareholders, as well as the likelihood of shareholder complaints, if the transaction were not completed.

Based on the foregoing legal and financial analyses, the Special Committee concluded that, after balancing the interests of public shareholder acceptance, transaction certainty, financial consumer protection, and fairness between shareholders participating in the Share Exchange and dissenting shareholders exercising appraisal rights, increasing the Appraisal Rights Purchase Price by 10%, from the statutory formula price of KRW 8,505 per share to KRW 9,356 per share, would constitute a reasonable supplemental measure that appropriately balances the protection of public shareholders and the stability of the transaction. Accordingly, the Special Committee reported its conclusions to the Board of Directors of Tongyang Life Insurance Co., Ltd. and requested that the Board make the final determination as to whether the Appraisal Rights Purchase Price should be increased.

At its meeting held on July 2, 2026, the Board of Directors of Tongyang Life Insurance Co., Ltd. received, as Report Item No. 1, the results of the deliberations of the fifth meeting of the Special Committee and considered, as Resolution Item No. 1, the proposed amendment to the Appraisal Rights Purchase Price applicable to shareholders opposing the Share Exchange.

The Board first received a report regarding the background and purpose of the Special Committee’s review of the appropriateness of the appraisal rights purchase price, the methodology and applicable legal framework governing the existing appraisal rights purchase price, the review of the appropriateness of applying a premium to such price, and the sensitivity and financial impact analyses under various levels of appraisal rights exercises.

The Board then deliberated on the proposal to revise the Appraisal Rights Purchase Price applicable to shareholders opposing the Comprehensive Share Exchange. In considering this proposal, the Board confirmed that determining the Appraisal Rights Purchase Price involved more than a simple price adjustment and required consideration of multiple factors, including regulatory risks associated with the transaction, the likelihood of successful completion of the transaction, the need to protect minority shareholders, and the Company’s financial soundness. Accordingly, the Board comprehensively evaluated, based on objective supporting evidence, both the necessity of increasing the Appraisal Rights Purchase Price and the appropriateness of the amount of any such increase.

The Board first confirmed that the existing Appraisal Rights Purchase Price of KRW 8,505 per share had been determined in accordance with the pricing methodology prescribed under the FSCMA and the related regulations. The Board also confirmed, however, that under the framework of Article 165-5(3) of the FSCMA, the appraisal rights purchase price may, as a general matter, be determined through negotiations between the company and the relevant shareholders and that, accordingly, it is permissible under applicable law for a company to agree to a purchase price higher than the statutory formula price.

The Board considered that the Comprehensive Share Exchange would result in the delisting of Tongyang Life Insurance Co., Ltd. and that appraisal rights constitute an important cash exit mechanism for shareholders opposing the transaction. The Board further determined that, following the Financial Supervisory Service’s request for amendments to the disclosure documents, concerns had been raised by public shareholders and the market regarding the Share Exchange consideration, the Appraisal Rights Purchase Price, and the difference between such price and the price previously paid to acquire the controlling shareholder’s interest. In light of these circumstances, the Board concluded that it was necessary to consider measures to provide meaningful additional protection for the election rights of dissenting shareholders and to strengthen the protection of public shareholders.

Accordingly, the Board considered increasing the existing Appraisal Rights Purchase Price by 10%, from KRW 8,505 per share to KRW 9,356 per share. The Board noted that this proposed 10% premium does not modify the Share Exchange ratio or the Share Exchange consideration for Tongyang Life Insurance Co., Ltd. Rather, it is intended to supplement the negotiated price offered under the appraisal rights, which serves as the cash exit mechanism available to shareholders opposing the Share Exchange.

The Board concluded that the proposed 10% premium, because it is based on the current statutory formula price, represents a quantitative pricing approach that can be readily explained and serves as a practical alternative to requests for an adjustment to the Share Exchange consideration by providing additional protection for the election rights of dissenting shareholders. The Board further concluded that, by reference to the policy underlying the discount and premium range permitted (±10%) under the FSCMA and the regulations thereunder in determining share exchange consideration, the proposed approach provides an objective basis for determining the amount of the price increase.

The Board also considered the legal opinion provided by its external legal counsel, Bae, Kim & Lee LLC. Bae, Kim & Lee LLC advised that, after appropriately balancing the interests of minority shareholder protection, transaction certainty and the protection of financial consumers, it would be appropriate to increase the Appraisal Rights Purchase Price from KRW 8,505 per share, as determined in accordance with the FSCMA and the related regulations, by 10% to KRW 9,356 per share for shareholders opposing the Share Exchange.

Based on this legal opinion, the Board confirmed that the proposed 10% premium neither disregards the statutory formula price nor modifies the exchange ratio applicable to the Share Exchange. Rather, it represents a reasonable adjustment to the Company’s proposed negotiated purchase price for purposes of reaching agreement with dissenting shareholders. The Board further confirmed that the increased purchase price would apply equally to all shareholders exercising appraisal rights in opposition to the Share Exchange and would not provide preferential treatment to any particular shareholder. Instead, the Board concluded that the proposed increase is intended to enhance the protection of public shareholders and strengthen the cash exit alternative available to dissenting shareholders.

In addition, the Board considered the potential impact that increasing the Appraisal Rights Purchase Price could have on the Company’s cash outflows, capital adequacy metrics, including the K-ICS ratio, and the contractual cap on appraisal rights payments under the Share Exchange Agreement. The Board recognized that, although increasing the Appraisal Rights Purchase Price is intended to enhance the protection of public shareholders, the aggregate amount of appraisal rights exercises could affect both the Company’s financial condition and the likelihood of completing the proposed transaction. Accordingly, the Board concluded that the amount of the increase should appropriately balance the protection of minority shareholders, transaction certainty, the protection of financial consumers, and the Company’s financial burden.

Based on the foregoing considerations, the Board of Directors of Tongyang Life Insurance Co., Ltd. resolved to increase the Appraisal Rights Purchase Price offered by the Company to shareholders opposing the proposed comprehensive share exchange from KRW 8,505 per share to KRW 9,356 per share, representing a 10% increase.

Meeting Date	Agenda	Summary
June 24, 2026	Report of the Special Committee to the Board of Directors

1) Deliberation on Key Matters

-Background and purpose of the review of the appropriateness of the appraisal rights purchase price

 →Background and purpose of the review

 →Current methodology for determining the appraisal rights purchase price and applicable regulations

- Review of the appropriateness of applying a premium to the appraisal rights purchase price

 →Analysis of premium scenarios for the appraisal rights purchase price

 →Results of the premium scenario analysis

 →Basis for determining the premium applicable to the appraisal rights purchase price for dissenting shareholders

-Sensitivity and financial impact analysis of the exercise of appraisal rights

 →Sensitivity analysis under various premium scenarios for the appraisal rights purchase price

 →Financial impact and impact on the K-ICS ratio

Resolution to amend a key transaction term (appraisal rights purchase price for dissenting shareholders)

1) Amending a key transaction term (appraisal rights purchase price for dissenting shareholders)

-Background and purpose of the review of the appropriateness of the appraisal rights purchase price

 →Background and purpose of the review

 →Current methodology for determining the appraisal rights purchase price and applicable regulations

-Review of the appropriateness of applying a premium to the appraisal rights purchase price

 →Review of the appropriateness of applying a 10% premium to the appraisal rights purchase price

 →Basis for determining the premium applicable to the appraisal rights purchase price for dissenting shareholders

The agenda and details of each meeting of the Special Committee of Tongyang Life Insurance Co., Ltd. are summarized as follows.

Session	Date of Meeting	Agenda	Key Discussions
1	April 9, 2026

(Agenda for deliberation)

- Deliberation on Material Matters

(Guidelines on Directors’ Conduct, Overview of Comprehensive Share Exchange, Share Exchange Ratio (Provisional) and Calculation Basis, Key Schedule, Appraisal Rights, etc.)

- Guidelines on the Code of Conduct for Directors,
- Overview of the Share Exchange
- Basis for calculating the base market price (determination of the meaning of closing price under the applicable laws)
- Examples of discount and premium relative to the base market price
- Comparison with the share acquisition price paid by the controlling shareholder
- Appropriateness of the timing of the Share Exchange from short-term, medium-term, and long-term perspectives
2	April 14, 2026	(Agenda for deliberation) - Deliberation on Material Matters (Matters reviewed by external advisors, review opinions in response to requests made at the first Special Committee meeting)	- Share price of Tongyang Life
- Appropriateness of the exercise period for dissenting shareholders’ appraisal rights
- The necessity of the Share Exchange from the perspective of all shareholders
- External advisor (Bae, Kim & Lee LLC) presented review opinion
→ Expected Effects of a Comprehensive Share Exchange
→ Legal Issues Relating to the Share Exchange Ratio
→ Protection measures for minority shareholders, etc.
→ Minority Shareholder Protection Measures (Cancellation of Existing Treasury Shares)
- External advisor (Samil PwC) presented review opinion
→ Need for review by independent external experts (from the perspective of the share exchange ratio)
3	April 20, 2026	(Agenda for deliberation) - Deliberation on Material Matters (Review Comments on the Requests from the Second Special Committee meeting, Shareholder Communications Plan, etc.)	- Review of Matters Requested by the Second Special Committee Meeting
-Review of Matters Requested by the First Special Committee Meeting
→ Whether shares may be issued at a premium (response from the holding company special committee), etc.
- Shareholder communication plan
- Final opinion of external advisors (law firm and accounting firm)
4	June 23, 2026

(Agenda for deliberation)

- Deliberation on Material Matters

(Progress of the comprehensive share exchange, selection of a new independent valuation firm and its findings, shareholder protection measures, etc.)

- Progress of the comprehensive share exchange - Selection of a new independent valuation firm (Deloitte Anjin LLC) and its findings -Shareholder protection measures

5	July 1, 2026

(Agenda for Deliberation)

-Deliberation on Material Matters

(Background and purpose of the review of the appropriateness of the appraisal rights purchase price, review of the appropriateness of applying a premium to the appraisal rights purchase price, sensitivity and financial impact analysis of the exercise of appraisal rights, etc.)

-Background and purpose of the review of the appropriateness of the appraisal rights purchase price

-Review of the appropriateness of applying a premium to the appraisal rights purchase price

-Sensitivity and financial impact analysis of the exercise of appraisal rights

(b) Activities of the Special Committee

[Special Committee of Woori Financial Group Inc.]

<First Meeting of the Special Committee>

At the first meeting of the Special Committee held on April 1, 2026, the Special Committee of Woori Financial Group Inc. discussed the need to establish the Special Committee. It noted that, based on prior transactions involving share exchanges by other financial holding companies that resulted in the delisting of listed subsidiaries, dissatisfaction among minority shareholders could intensify and become a significant issue if such shareholders perceived themselves to have been treated unfairly, thereby underscoring the need for the establishment of the Special Committee. The Special Committee also observed that minority shareholders had opposed similar transactions in the past where listed companies were delisted through compulsory share exchanges and that, under the current legal environment following the amendments to the KCC, such issues could become even more significant. Accordingly, the Special Committee concluded that it was important for the Board of Directors to carefully review whether the exchange ratio for the proposed comprehensive share exchange was appropriate and, in particular, whether the rights and interests of minority shareholders had been adequately considered.

Iin addition, the Special Committee discussed the proposed transaction from the perspective of protecting the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd. The Special Committee noted that Tongyang Life Insurance Co., Ltd. currently has no distributable profits and, therefore, is unlikely to pay dividends over the next three to four years. In addition, equity research analysts’ target prices for Tongyang Life Insurance Co., Ltd. were below its then-current market price, suggesting limited potential for near-term share price appreciation. By contrast, following completion of the Comprehensive Share Exchange, former Tongyang Life Insurance Co., Ltd. shareholders would hold shares of Woori Financial Group Inc., which the Special Committee believed could provide greater shareholder returns, including dividends, and greater potential for share price appreciation based on prevailing target prices. Accordingly, the Special Committee concluded that, although the transaction would result in limited dilution of ownership interests, the anticipated enhancement in shareholder value was expected to outweigh such dilution.

<Second Meeting of the Special Committee>

At the second meeting of the Special Committee of Woori Financial Group Inc. held on April 8, 2026, the Special Committee, together with its external advisor, reviewed the fairness of the transaction terms, including the proposed exchange ratio. Samil PricewaterhouseCoopers, the external advisor, explained that the exchange ratio had been determined using the reference market price methodology prescribed by applicable law. Under this methodology, the reference market price is calculated using the most recent closing price, the one-week volume-weighted average closing price, and the one-month volume-weighted average closing price in order to reduce the effect of short-term market volatility. Applying this methodology, the exchange ratio as of April 7, 2026 was calculated as 0.261180 shares of Woori Financial Group Inc. for each share of Tongyang Life Insurance Co., Ltd.

Although the reference market price methodology is the prescribed method under applicable law, Samil PricewaterhouseCoopers explained that market prices may nevertheless be affected by temporary supply and demand imbalances or specific market events. Accordingly, to confirm that the resulting exchange ratio was within a reasonable range, it performed additional valuation analyses using multiple methodologies. (Note) For Woori Financial Group Inc., the intrinsic value approach employed a discounted cash flow (DCF) methodology based on the free cash flow to equity (FCFE) model, while for Tongyang Life Insurance Co., Ltd., a market value-based methodology under IFRS 17 and the K-ICS framework was applied. In addition, for both companies, the market approach using comparable companies employed the price-to-book ratio (P/B) as the relevant relative valuation metric, taking into account the characteristics of financial institutions. Based on a comprehensive review, it was confirmed that the share exchange ratio derived under the reference market price method was reasonable. Specifically, the share exchange ratio determined under the reference market price method fell within the range of exchange ratios derived from the market approach and the intrinsic value approach. The external advisor also reviewed whether the reference market price had been distorted by any specific event or other abnormal factors. The intrinsic value approach and the market approach were performed independently of the reference market price method. Because the reference market price fell within the valuation range derived from those independent methodologies, it was concluded that there was no basis to consider the reference market price inappropriate. In addition, the share exchange ratio under the reference market price method was 0.261180, compared with approximately 0.244 under the discounted cash flow (DCF) method and approximately 0.25 under the P/B method. Accordingly, from the perspective of minority shareholders, the reference market price method produced the most favorable share exchange ratio. Based on the application of multiple valuation methodologies, including the intrinsic value approach and the market approach, and the review conducted by the independent valuation firm, no basis was identified to conclude that the share exchange ratio determined using the current reference market price was inappropriate. Accordingly, it was determined that applying the share exchange ratio derived under the current reference market price method, rather than applying any separate discount or premium, was reasonable. The external advisor further confirmed that there was no structural basis for applying any discount or premium.

During the deliberations, however, the Special Committee questioned whether it was appropriate to adopt an exchange ratio based on the reference market price when such ratio was higher than those indicated by the discounted cash flow (DCF) and price-to-book ratio (P/B) valuation methodologies, notwithstanding that the reference market price methodology is the prescribed method under applicable law and provides an objective basis for determining the exchange ratio. Although a higher exchange ratio could appear more favorable to the minority shareholders of Tongyang Life Insurance Co., Ltd., the Special Committee recognized that the final exchange ratio would ultimately depend on the market price as of the reference date (the trading day immediately preceding the date of the Board resolution) and that it is inherently impossible to predict the market price on a future date. Accordingly, the Board discussed first determining a reasonable valuation range using the intrinsic value approach and then assessing whether the reference market price fell within that range, recognizing that, if the reference market price fell within the resulting valuation range, it could be considered fair and reasonable. Based on this analysis, the Board concluded that the current reference market price had been applied in a fair and reasonable manner.

<Third Meeting of the Special Committee>

At the third meeting of the Special Committee of Woori Financial Group Inc. held on April 14, 2026, the Special Committee discussed the requests and questions raised by the Tongyang Life Insurance Co., Ltd. Special Committee on April 9, 2026. The first question raised by the Tongyang Life Insurance Co., Ltd. Special Committee was whether a premium could be applied to the exchange consideration for Tongyang Life Insurance Co., Ltd. in determining the exchange ratio. In response, Samil PricewaterhouseCoopers, the external advisor, stated that the current exchange ratio fell within the appropriate exchange ratio range derived using multiple reasonable valuation methodologies. Although the FSCMA permits adjustments within a range of ±10% for share exchanges between affiliated companies, the Special Committee discussed that the reference market price reflects publicly available information, supply and demand, and market expectations for both companies, and is based on period-average prices designed to mitigate short-term volatility. Accordingly, where the exchange ratio is cross-checked using multiple valuation methodologies and falls within the resulting range, refraining from making any artificial adjustment would be more likely to support market acceptance.

In addition, the Special Committee noted that the current exchange ratio fell within the appropriate range, that no meaningful disparity had been identified that would indicate structural disadvantage to shareholders of either Woori Financial Group Inc. or Tongyang Life Insurance Co., Ltd., and that the P/B ratios of the two companies remained at similar levels. Accordingly, no basis was identified for applying a compensatory adjustment (whether in the form of a discount or premium). As a recent example in which a premium was applied rather than relying solely on the reference market price methodology, the Committee discussed the Shinsegae/E-Mart transaction. In that transaction, a tender offer for minority shareholders was first conducted, and the premium or discount was understood to have been applied in order to align the exchange ratio with the tender offer price. The Committee concluded that, absent a clear objective basis, applying a discount or premium could give rise to concerns regarding arbitrary adjustment and opposition from shareholders of both companies, and that not applying any adjustment would be the most neutral and explainable approach.

The second question was what medium- to long-term benefits or advantages minority shareholders of Tongyang Life Insurance Co., Ltd. could expect if they participated in the Share Exchange at the current time. The Committee noted that, following the adoption of IFRS 17, Tongyang Life Insurance Co., Ltd. is expected to face practical limitations in implementing value-up initiatives for minority shareholders, including dividends, over the next three to four years due to insufficient distributable profits resulting from factors such as surrender refunds. By contrast, if former Tongyang Life Insurance Co., Ltd. shareholders hold shares of Woori Financial Group Inc., they may immediately benefit from shareholder return policies under Woori Financial Group Inc.’s shareholder value enhancement plan, including stable dividends, a relatively high dividend yield, share repurchases and cancellations, as well as potential additional value enhancement. Woori Financial Group Inc., as a representative high-dividend stock in the financial sector, plans to continue paying dividends that satisfy the requirements for high-dividend companies (a dividend payout ratio of at least 25% and an increase of at least 10% in the total dividend amount compared to the prior year), and to pursue a continued annual increase of at least 10% on a dividend per share basis. Cash dividends are expected to be tax-exempt for the next five years. In this regard, Woori Financial Group Inc. achieved a total shareholder return ratio of 36.8% in 2025 (cash dividend payout ratio of 32%; share repurchases of 4.8%), and stated that it intends to increase the proportion of share repurchases and cancellations to approximately 10% in the near term in 2026. Accordingly, the Special Committee concluded that, at the current time, holding shares of Woori Financial Group Inc. would be unlikely to impair the interests of Tongyang Life Insurance Co., Ltd. shareholders and could provide benefits to them.

<Fourth Meeting of the Special Committee>

On June 24, 2026, the Special Committee of Woori Financial Group Inc. held its fourth meeting, at which it received reports regarding the progress of the proposed comprehensive share exchange, the results of the second shareholder meeting, the additional review of the appropriateness of the exchange ratio, the results of an additional review conducted by the newly appointed independent valuation firm, the anticipated transaction timetable, and the principal proposed amendments to the securities registration statement. Based on these reports, the Special Committee conducted a comprehensive reassessment of the procedural fairness of the transaction and the appropriateness of its terms.

First, Woori Financial Group Inc. reported to its Special Committee on the results of the second shareholder meeting of Tongyang Life Insurance Co., Ltd., which was held on June 22, 2026. At the meeting, Tongyang Life Insurance Co., Ltd. explained the background of the Comprehensive Share Exchange, the transaction structure, the basis for determining the exchange consideration and exchange ratio, the results of the review of the exchange ratio conducted by the newly appointed independent valuation firm, the review process undertaken by the Special Committees of both companies and their respective external advisors, the purpose and expected effects of the cancellation of treasury shares, the procedures for exercising appraisal rights, the shareholder return policy applicable to shareholders of Woori Financial Group Inc. following completion of the Share Exchange, and the anticipated transaction timetable. The Special Committee was further informed that Tongyang Life Insurance Co., Ltd. had explained that the final exchange ratio falls within the valuation range determined by Deloitte Anjin LLC, which had been additionally engaged by Tongyang Life Insurance Co., Ltd. to conduct an independent valuation review. In particular, the Special Committee also received a report that, during the question-and-answer session, shareholders raised questions and expressed views regarding, among other things, the purpose, timing and expected effects of the cancellation of Tongyang Life Insurance Co., Ltd.’s treasury shares (3.28%), the difference between the acquisition price paid for the existing controlling shareholder’s stake and the exchange consideration in the proposed transaction, the methodology used to determine the exchange ratio and the results of the independent valuation, the dividend and shareholder return policy applicable to Woori Financial Group Inc. following the Share Exchange, and the contractual cap on the aggregate amount payable upon the exercise of appraisal rights.

Next, the Special Committee of Woori Financial Group Inc. reviewed the additional verification performed by Samil PricewaterhouseCoopers to supplement the analysis of the fairness of the exchange ratio following the final determination of the number of treasury shares acquired pursuant to the treasury share acquisition and cancellation announced on February 6, 2026. In its original valuation, Samil PricewaterhouseCoopers calculated the number of outstanding shares by deducting from the total number of issued common shares as of the valuation date (i) 53,945 treasury shares then outstanding and (ii) 6,269,592 treasury shares expected to be acquired and canceled, as determined based on the closing market price on the trading day immediately preceding the date of the Board resolution pursuant to the February 6, 2026 announcement regarding the acquisition and cancellation of treasury shares. Subsequently, due primarily to market price fluctuations, the actual number of treasury shares acquired during the period from February 10, 2026 through June 5, 2026 was finalized at 5,986,638 shares on June 10, 2026. Based on the revised number of outstanding shares reflecting the final number of treasury shares acquired, Samil PricewaterhouseCoopers revalidated the per-share exchange consideration and the exchange ratio. The Special Committee of Woori Financial Group Inc. also confirmed that the exchange ratio adopted for the Share Exchange (1:0.2521056) remained within the revised appropriate exchange ratio range (1:0.1387518 to 1:0.3168270).

Classification	Valuation (April 23) Based on	Final Valuation (June 10) Based on
Reference Market Price Method	1 : 0.2521056
DCF/MVS Method	0.1386978~0.3167038	0.1387518~0.3168270
Trading Multiple Method	0.1541774~0.2094516	0.1542374~0.2095331
Exchange Ratio Range	0.1386978~0.3167038	0.1387518~0.3168270

The Special Committee of Woori Financial Group Inc. also confirmed that Deloitte Anjin LLC, the independent valuation firm additionally engaged by Tongyang Life Insurance Co., Ltd., applied the same valuation methodologies as Samil PricewaterhouseCoopers, namely the intrinsic value approach (FCFE/MVS) and the comparable publicly traded company method. Deloitte Anjin LLC determined an appropriate exchange ratio range of 1:0.1368448 to 1:0.2786088, and confirmed that the exchange ratio adopted for the proposed transaction, 1:0.2521056, falls within that range. This conclusion is also consistent with the findings of Samil PricewaterhouseCoopers, the original independent valuation firm, which determined an appropriate exchange ratio range of 1:0.1387518 to 1:0.3168270 and likewise concluded that the final exchange ratio falls within such range. Accordingly, the Special Committee of Woori Financial Group Inc. confirmed that the exchange ratio determined using the reference market price methodology prescribed under the FSCMA and the related regulations falls within the range of reasonableness supported by the independent reviews conducted by multiple independent valuation firms.

Classification	Reference Market Price	Deloitte Anjin LLC (June 19, 2026)	Samil PwC
Woori Financial Group	KRW 34,589	KRW 45,332 ~ 60,172	KRW 46,591 ~ 79,200
Tongyang Life Insurance	KRW 8,720	KRW 8,234 ~ 12,630	KRW 10,989 ~ 14,761
Share Exchange Ratio	0.2521056	0.1368448 ~ 0.2786088	0.1387518 ~ 0.3168270

<Fifth Meeting of the Special Committee>

On July 3, 2026, the Special Committee of Woori Financial Group Inc. held its fifth meeting, at which it received reports regarding the proceedings of the fifth meeting of the Tongyang Life Insurance Co., Ltd. Special Committee held on July 1, 2026 and the meeting of the Board of Directors of Tongyang Life Insurance Co., Ltd. held on July 2, 2026. The Special Committee also reviewed the financial impact of a proposed increase in the appraisal rights purchase price of Tongyang Life Insurance Co., Ltd.

[Tongyang Life Insurance Co., Ltd. Special Committee]

<First Meeting of the Special Committee>

The Special Committee asked whether, notwithstanding the existence of observable market prices for the shares of both listed companies, a separate valuation should be performed on the basis that the market prices might have been affected by abnormal market conditions.

-Samil PricewaterhouseCoopers (Financial Advisor) explained that, because the share prices of listed companies may fluctuate due to company-specific or market events, the reference market price prescribed under the FSCMA is calculated to mitigate potential price distortions resulting from such volatility. Samil PricewaterhouseCoopers further explained that, although the reference market price may not necessarily represent the only appropriate measure of value, it had conducted additional analyses using valuation methodologies, including the intrinsic value approach, to determine whether the exchange ratio derived from the reference market price fell within a reasonable range based on the companies’ intrinsic values rather than reflecting temporary market fluctuations.

-Bae, Kim & Lee LLC (Legal Advisor) explained that the reference market price of a listed company’s shares is calculated based on the arithmetic average of (i) the volume-weighted average closing price during the one-month period preceding the trading day immediately before the date of the Board resolution, (ii) the volume-weighted average closing price during the one-week period preceding such date, and (iii) the closing price on the most recent trading day. The firm further explained that, after Samil PricewaterhouseCoopers had verified the reasonableness of the market prices by reference to the companies’ intrinsic values, selecting a valuation methodology other than the reference market price prescribed by law could expose the Company to additional legal and practical risks. Accordingly, the reference market price, which has been widely used in comparable transactions as an objective measure of market value, was selected because it provides a reasonable basis for determining fair market value and also supports fairness and reasonableness from the perspective of minority shareholders.

The Tongyang Life Insurance Co., Ltd. Special Committee requested that a detailed explanation of the valuation methodologies be provided at its next meeting.

-Samil PricewaterhouseCoopers (Financial Advisor) responded that, at the second meeting of the Special Committee, it would present a detailed report on the valuation process for Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc., as well as the appropriateness of the proposed exchange ratio.

The Special Committee also inquired whether it would be possible to apply a premium to the reference market price in order to protect the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd.

-Management of Tongyang Life Insurance Co., Ltd. responded that, because the exchange ratio was being determined based on the reference market price, it would review with its external advisors whether applying a premium to the reference market price would be permissible and would also discuss the matter with Woori Financial Group Inc.

-The Tongyang Life Insurance Co., Ltd. Special Committee clarified that its request to examine the necessity of applying a premium to the reference market price was intended to ensure the fair treatment of all shareholders of Tongyang Life Insurance Co., Ltd., including minority shareholders, and was not a matter requiring approval or input from Woori Financial Group Inc.

-Bae, Kim & Lee LLC (Legal Advisor) explained that, in a share exchange transaction between two companies, consideration must be given not only to the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd. but also to the potential dilution of the share value of the minority shareholders of Woori Financial Group Inc. that could result from applying a premium to the Tongyang Life Insurance Co., Ltd. share price. Accordingly, the appropriateness of the share prices of both companies should be considered together. The firm further explained that, from the perspective of the minority shareholders of Tongyang Life Insurance Co., Ltd., it would be preferable for the exchange to occur when the share price of Woori Financial Group Inc. is relatively low and the share price of Tongyang Life Insurance Co., Ltd. is relatively high, although such an outcome could lead to objections from the minority shareholders of Woori Financial Group Inc.

The Special Committee requested additional review of several issues, including whether the reference market price should be based on the closing price on the Korea Exchange (KRX) or the Nextrade (NXT), whether a premium could be applied to the reference market price of Tongyang Life Insurance Co., Ltd., how the difference between the acquisition price per share paid by Woori Financial Group Inc. for the controlling shareholder’s stake and the exchange consideration in the Comprehensive Share Exchange should be explained from the perspective of Tongyang Life Insurance Co., Ltd.’s minority shareholders, and whether Woori Financial Group Inc. had short-, medium- and long-term shareholder return plans that would benefit Tongyang Life Insurance Co., Ltd.’s minority shareholders following completion of the Comprehensive Share Exchange.

-Management and the external advisors responded that they would review the matters raised by the Special Committee and report their findings at the second and third meetings of the Special Committee.

<Second Meeting of the Special Committee>

On April 14, 2026, the Tongyang Life Insurance Co., Ltd. Special Committee held its second meeting, at which it engaged in an in-depth discussion regarding the appropriateness of the proposed transaction, the procedural legitimacy of the transaction, and measures to protect shareholders, primarily based on the reviews conducted by its external financial and legal advisors. The Special Committee received from Samil PricewaterhouseCoopers a detailed explanation of the principal assumptions and valuation methodologies used in determining the exchange ratio, and received from Bae, Kim & Lee LLC a report regarding the legality of the transaction process, potential conflicts of interest, and measures to protect minority shareholders. Based on the opinions of its external advisors, the Special Committee reviewed whether the proposed transaction terms were reasonable in comparison with similar transactions and also discussed measures to enhance shareholder value, including the cancellation of treasury shares.

Bae, Kim & Lee LLC explained that, following completion of the Share Exchange, the issuance of new shares by Woori Financial Group Inc. could result in dilution of the ownership interests of its existing shareholders. The firm further explained that, because the transaction is structured so that Woori Financial Group Inc. will acquire the shares held by the public shareholders of Tongyang Life Insurance Co., Ltd. in order to make Tongyang Life Insurance Co., Ltd. its wholly owned subsidiary and will issue newly issued shares of Woori Financial Group Inc. as consideration therefor, the existing shareholders of Woori Financial Group Inc. could experience dilution as a result of the issuance of such new shares. Bae, Kim & Lee LLC also explained that, because both companies are listed companies, applying the same statutory reference market price methodology to both companies provides an objective, predictable and equitable basis for determining the exchange ratio. Nevertheless, taking into account that the proposed transaction involves the acquisition of the remaining shares held by minority shareholders and the subsequent delisting of Tongyang Life Insurance Co., Ltd., the Special Committee conducted extensive discussions with its external advisors regarding the potential for direct harm to shareholders, possible conflicts of interest among shareholders, whether any premium or discount should be applied in determining the share value, and additional measures to protect public shareholders, in addition to reviewing the statutory reference market price methodology.

<Third Meeting of the Special Committee>

On April 20, 2026, the Tongyang Life Insurance Co., Ltd. Special Committee held its third meeting, at which it comprehensively reviewed the response received from the Special Committee of Woori Financial Group Inc., the opinions of its external legal and financial advisors, measures to enhance shareholder value and protect minority shareholders, shareholder communication plans, and other key transaction-related matters. Based on its review, the Special Committee concluded that the proposed transaction was distinguishable from certain prior transactions in which a tender offer had been completed before the share exchange and the share prices of the two companies subsequently moved in different directions, thereby requiring an adjustment to reconcile the exchange ratio based on the tender offer price or the closing date of the tender offer with the exchange ratio determined at the relevant valuation date. The Special Committee further noted that the exchange ratio in the proposed transaction had been determined using the statutory reference market price methodology prescribed under the applicable laws and regulations, that the resulting exchange ratio fell within the range determined to be appropriate under multiple valuation methodologies applied by the independent financial advisor, and that, in prior comprehensive share exchanges involving financial holding companies, the statutory reference market price methodology had generally been applied without any separate premium or discount.

Based on the foregoing review, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. agreed that no separate premium or discount would be applied to the exchange consideration for Tongyang Life Insurance Co., Ltd. in connection with the Share Exchange and that the exchange consideration determined using the statutory reference market price methodology would be applied without adjustment. Accordingly, no separate premium was applied to the exchange consideration for Tongyang Life Insurance Co., Ltd. in determining the final exchange ratio, and the exchange consideration was adopted as determined under the statutory reference market price methodology without any discount or premium.

As a result, the final exchange consideration was determined to be KRW 34,589 per share for Woori Financial Group Inc. and KRW 8,720 per share for Tongyang Life Insurance Co., Ltd., and the final exchange ratio was fixed at 1 share of Woori Financial Group Inc. common stock for every 0.2521056 shares of Tongyang Life Insurance Co., Ltd. common stock.

The determination as to whether a discount or premium would be applied to the exchange consideration for Tongyang Life Insurance Co., Ltd., together with the decision-making process and the relevant dates, is set forth below.

Date	Description
April 9, 2026

At its first meeting, the Special Committee of Tongyang Life Insurance Co., Ltd. discussed for the first time the possibility of applying a discount or premium to the Reference Share Price of Tongyang Life Insurance Co., Ltd. in determining the share exchange ratio for the Share Exchange.

–During the meeting, external legal counsel explained that, although a discount or premium may be considered under applicable laws and regulations in a comprehensive share exchange between listed companies, it understood that the Reference Share Price methodology had been used in the majority of prior transactions.

–The external accounting advisor expressed the view that, even where the Reference Share Price constitutes the statutory valuation standard, it is necessary to assess whether such Reference Share Price appropriately reflects the intrinsic value of both companies and the prevailing market environment.

–The committee members discussed, from the perspective of protecting the interests of Tongyang Life Insurance Co., Ltd.’s minority shareholders, whether it would be appropriate to rely solely on the Reference Share Price methodology and whether a premium should be applied to the Reference Share Price of Tongyang Life Insurance Co., Ltd.

–Management explained that Tongyang Life Insurance Co., Ltd.’s PBR was relatively higher than that of Woori Financial Group Inc., suggesting that the value of Tongyang Life Insurance Co., Ltd. was more fully reflected in its market price. Management further explained that additional discussions regarding an objective basis would be necessary before applying any premium and that the relevant matters would be raised with Woori Financial Group Inc. and further reviewed internally together with the external advisors.

April 14, 2026

At its second meeting, the Special Committee of Tongyang Life Insurance Co., Ltd. received reports from the external legal counsel and external accounting advisor regarding the results of their reviews and conducted an additional review of the appropriateness of the Share Exchange ratio, including whether a premium should be applied.

—During this review, it was noted that, in all comprehensive share exchange transactions involving financial holding companies over the preceding ten years, the Reference Share Price methodology had been used without the application of any premium or discount. It was also noted that cases involving premiums in general corporate transactions primarily involved special circumstances, such as cash consideration transactions or adjustments following prior tender offers.

April 15, 2026

The Special Committee of Woori Financial Group Inc. delivered a written response to the inquiries raised by the Special Committee of Tongyang Life Insurance Co., Ltd.

–Woori Financial Group Inc. advised that, based on the independent valuation performed by the external accounting firm, the exchange ratio determined under the current Reference Share Price methodology fell within the appropriate valuation range derived using multiple reasonable valuation methodologies, including the intrinsic value approach and the market approach.

– Woori Financial Group Inc. further stated that, absent a clear and objective basis for adjustment, refraining from arbitrarily adjusting the Reference Share Price would be appropriate from the perspectives of market acceptance and procedural objectivity.

April 20, 2026

At its third meeting, the Special Committee of Tongyang Life Insurance Co., Ltd. comprehensively reconsidered the response from Woori Financial Group Inc., the findings of the external advisors, shareholder value enhancement measures, shareholder communication plans, and the principal review checklist.

– The Special Committee reviewed the external accounting advisor’s conclusion, based on multiple valuation methodologies, that the proposed exchange ratio fell within the appropriate valuation range, as well as the stability of Woori Financial Group Inc.’s dividend policy and the potential benefits to shareholders from its shareholder return policy.

–The Special Committee also considered, from the perspective of protecting minority shareholders, the cancellation of the 5,296,004 treasury shares held by Tongyang Life Insurance Co., Ltd. so that no Woori Financial Group Inc. exchange shares would be issued or delivered in respect of such treasury shares

April 24, 2026

Based on the findings of the Special Committee and the opinions of the external advisors, the Board of Directors of Tongyang Life Insurance Co., Ltd. approved the final share exchange ratio for the Share Exchange.

–As of April 23, 2026, the day immediately preceding the Board approval date, the reference share price of Woori Financial Group Inc. was KRW 34,589 per share and the reference share price of Tongyang Life Insurance Co., Ltd. was KRW 8,720 per share. Accordingly, the final share exchange ratio was determined to be 1 share of Woori Financial Group Inc. for every 0.2521056 shares of Tongyang Life Insurance Co., Ltd. No separate discount or premium was applied to the Reference Share Price of Tongyang Life Insurance Co., Ltd.

<Fourth Meeting of the Special Committee>

On June 23, 2026, the Tongyang Life Insurance Co., Ltd. Special Committee held its fourth meeting to discuss additional measures to mitigate potential conflicts of interest among shareholders, the results of the second shareholder meeting, the appointment of a new independent valuation firm and the results of its review, measures to protect public shareholders, matters relating to appraisal rights, and the principal proposed amendments to the securities registration statement.

The Special Committee noted that the proposed transaction would result in the delisting of Tongyang Life Insurance Co., Ltd. and that, because the transaction involved the controlling shareholder, Woori Financial Group Inc., and the public shareholders of Tongyang Life Insurance Co., Ltd., potential conflicts of interest could arise between them. Accordingly, in addition to the matters previously reviewed at the first and third meetings of the Special Committee, the Committee confirmed that the principal concerns raised by public shareholders and the financial regulatory authorities should be thoroughly reviewed and appropriately reflected in the Company’s disclosure documents.

First, Tongyang Life Insurance Co., Ltd. reported to the Special Committee the results of the second shareholder meeting. The Company explained that, during the meeting, it had presented the background of the Share Exchange, the transaction structure, the methodology used to determine the exchange consideration and exchange ratio, the purpose and expected effects of the cancellation of treasury shares, the procedures for exercising appraisal rights, and the shareholder return policy that would apply to shareholders of Woori Financial Group Inc. following completion of the Share Exchange, and had conducted a question-and-answer session with shareholders. The Company further reported that shareholders had raised questions regarding, among other things, the difference between the acquisition price paid for the controlling shareholder’s stake and the exchange consideration in the proposed transaction, the timing of the cancellation of treasury shares, the determination of the exchange ratio using the statutory reference market price methodology, the results of the independent valuation, the requirements and procedures for exercising appraisal rights, and the contractual cap on the aggregate amount payable upon the exercise of appraisal rights.

Next, the Special Committee received a report on the review conducted by the newly appointed independent valuation firm, which had been engaged to further support the objectivity and fairness of the exchange ratio. Deloitte Anjin LLC explained its valuation methodologies for Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc., the principal assumptions underlying its analyses, the scope of its valuation, and its assessment of the appropriateness of the final exchange ratio. Deloitte Anjin LLC also reported whether the final exchange ratio fell within the appropriate valuation range when compared with the results previously obtained by the original independent financial advisor.

In connection with the review conducted by the newly appointed independent valuation firm, the members of Tongyang Life Insurance’s Special Committee inquired whether the valuation methodologies employed by the original independent financial advisor and the newly appointed valuation firm were identical or substantially similar, whether there were any differences in the principal assumptions or valuation ranges under the respective methodologies, and whether appropriate consideration had been given to Tongyang Life Insurance Co., Ltd.’s recent operating results, business plan, loss ratios, key actuarial assumptions applicable to the insurance industry, capital regulations, and other valuation considerations relevant to financial institutions. In response, Deloitte Anjin LLC explained that its review had been conducted based on information provided by the Company, publicly available information, the Company’s business plan, recent operating results, and the characteristics of the insurance industry, and provided a detailed explanation of its valuation methodologies, principal assumptions and valuation conclusions.

Following its review conducted by the newly appointed independent valuation firm, the Special Committee requested that, to the extent practicable, the amended securities registration statement and the material fact report include sufficient disclosure regarding the valuation methodologies, principal assumptions, valuation ranges, a comparison with the analyses conducted by the original independent financial advisor, and the basis for concluding that the final exchange ratio is appropriate, so that the public shareholders of Tongyang Life Insurance Co., Ltd. would be able to understand the basis on which the exchange ratio was determined.

In addition, the Tongyang Life Insurance Co., Ltd. Special Committee discussed how to explain the difference between the acquisition price paid for the controlling shareholder’s stake and the exchange consideration in the proposed transaction. The Company explained that the acquisition price paid for the controlling shareholder’s stake reflected factors that differ from those applicable to the Comprehensive Share Exchange, including the acquisition of a controlling interest, the timing of the transaction, the size of the interest acquired, the transaction structure, strategic value and the prevailing market environment. Accordingly, the Company explained that the two prices are not directly comparable. Nevertheless, recognizing that public shareholders viewed the difference between the two prices as a principal issue in the transaction, the Special Committee concluded that the amended securities registration statement and the material event report should provide a more detailed explanation of the different purposes for which the two prices were determined, the applicable legal framework, the respective transaction structures and the relevant valuation dates.

The Special Committee also held further discussions regarding the purpose, timing and shareholder impact of the cancellation of treasury shares. The Company explained that the cancellation of treasury shares was intended to prevent the issuance of new shares of Woori Financial Group Inc. in exchange for the treasury shares held by Tongyang Life Insurance Co., Ltd. in connection with the Share Exchange and thereby mitigate the dilutive effect resulting from the issuance of additional Woori Financial Group Inc. shares. The Company further explained that it had also considered that separately announcing or implementing the cancellation of treasury shares prior to determining the exchange ratio could influence the market price of the shares and give rise to additional concerns regarding the fairness of the transaction. The Special Committee concluded that the amended securities registration statement and the material event report should include enhanced disclosure regarding the purpose of the treasury share cancellation, the rationale for the timing of the cancellation, the number of new shares to be issued before and after the cancellation, and the effects of the cancellation on public shareholders.

The Tongyang Life Insurance’s Special Committee also received a report regarding the Company’s review of requests made by certain shareholders to increase the proposed appraisal rights purchase price. The Company explained that the proposed appraisal rights purchase price had been determined based on the market price calculated in accordance with the methodology prescribed under the FSCMA and the related regulations, and that any discretionary increase would require careful consideration of a number of factors, including fairness between shareholders participating in the Share Exchange and shareholders exercising appraisal rights, the objectivity of the appraisal rights purchase price, the Company’s cash outflows and liquidity, the impact on capital adequacy, including the K-ICS ratio, the contractual cap on appraisal rights payments under the Share Exchange Agreement, and the overall stability of the transaction. The Special Committee confirmed that any decision regarding a potential increase in the appraisal rights purchase price should not focus solely on the cash exit available to a particular group of shareholders but should instead carefully balance fairness among all shareholders, the Company’s financial condition, the likelihood of completing the transaction and the Company’s ability to provide an objectively supportable explanation in its public disclosures.

In addition, the Special Committee received a report regarding the shareholder return policies that would become applicable to the shareholders of Tongyang Life Insurance Co., Ltd. following their conversion into shareholders of Woori Financial Group Inc. upon completion of the Share Exchange. The Company explained the principal features of Woori Financial Group Inc.’s shareholder return policies, including its corporate value enhancement plan, quarterly dividends, and share repurchase and cancellation programs. The Special Committee concluded that the disclosure documents should clearly state that these shareholder return policies remain subject to Woori Financial Group Inc.’s future operating performance, capital ratios, regulatory requirements, financial market conditions and resolutions of its Board of Directors, and that there may be a period of time before the exchange shares are listed and become freely tradable.

Finally, Tongyang Life Insurance Co., Ltd. reported to the Special Committee on the principal proposed amendments to the disclosure documents, including enhanced disclosure regarding the establishment and activities of the Special Committee, additional discussion of the reviews conducted by external advisors, expanded disclosure concerning the protection of public shareholders and the review of potential conflicts of interest, additional discussion of the necessity of the transaction, further explanation comparing the appraisal rights purchase price with the acquisition price paid for the controlling shareholder’s stake, and the incorporation of the Company’s first-quarter 2026 operating results. The Special Committee confirmed that these proposed amendments should be prepared in a manner that would provide public shareholders with more complete information relevant to their investment decisions.

Following the foregoing discussions, the Tongyang Life Insurance Co., Ltd. Special Committee requested that the Company more fully reflect in the amended securities registration statement and the material event report the principal matters of concern to public shareholders, including the key questions raised at the second shareholder meeting and the Company’s responses, the results of the review conducted by the newly appointed independent valuation firm, the Company’s review of requests to increase the proposed appraisal rights purchase price, the purpose and expected effects of the cancellation of treasury shares, the shareholder return policies and investment risks following the Share Exchange, and the procedures for exercising appraisal rights.

<Fifth Meeting of the Special Committee>

On July 1, 2026, the Tongyang Life Insurance Co., Ltd. Special Committee held its fifth meeting to further consider, as a follow-up to the public shareholder protection measures discussed at its fourth meeting, whether the proposed appraisal rights purchase price should be increased and, if so, the appropriateness of such increase. At its fourth meeting, the Special Committee had concluded that any decision regarding an increase in the proposed appraisal rights purchase price should be made only after carefully considering not only the cash exit available to a particular group of shareholders, but also fairness among all shareholders, the Company’s financial condition, the likelihood of completing the proposed transaction, and the Company’s ability to provide an objectively supportable explanation in its public disclosures. The Special Committee therefore requested that the matter be further reviewed based on objective supporting materials and reconsidered at its next meeting.

Accordingly, at its fifth meeting, the Special Committee received reports and held discussions regarding the background and purpose of reviewing the appropriateness of the appraisal rights purchase price, the methodology used to determine the existing proposed appraisal rights purchase price and the applicable legal framework, various scenarios for increasing the appraisal rights purchase price, sensitivity analyses and the financial impact of the exercise of appraisal rights, the impact on capital adequacy, including the K-ICS ratio, the relationship between any increase and the contractual cap on appraisal rights payments under the Share Exchange Agreement, and the opinions of the Company’s external legal advisors.

The Special Committee first confirmed that determining the proposed appraisal rights purchase price was not merely a matter of adjusting a price but constituted a broader business judgment requiring consideration of regulatory risks associated with the transaction, the likelihood of completing the transaction, the protection of public shareholders, the Company’s financial soundness, and the protection of financial consumers. In particular, the Special Committee noted that the proposed comprehensive share exchange would result in the delisting of Tongyang Life Insurance Co., Ltd. and that, following the Financial Supervisory Service’s request for amendments to the securities registration statement, public shareholders and market participants had continued to express concerns regarding, among other things, the acquisition price paid for the controlling shareholder’s stake, the timing of the cancellation of treasury shares, and the fairness of the methodology used to determine the exchange ratio. In light of these considerations, the Special Committee concluded that it was appropriate to consider measures to enhance the cash exit alternative available to dissenting shareholders.

The Special Committee compared and evaluated three principal alternatives: (i) increasing the appraisal rights purchase price to KRW 8,720 per share, corresponding to the exchange consideration for Tongyang Life Insurance Co., Ltd. under the Share Exchange; (ii) increasing the existing proposed appraisal rights purchase price of KRW 8,505 per share by 10% to KRW 9,356 per share; and (iii) increasing the appraisal rights purchase price to KRW 10,562 per share, corresponding to the price previously paid for the controlling shareholder’s stake. In evaluating these alternatives, the Special Committee comprehensively considered public shareholder acceptance, fairness between shareholders participating in the Share Exchange and dissenting shareholders exercising appraisal rights, the Company’s financial burden and the impact on capital adequacy, including the K-ICS ratio, the contractual cap on appraisal rights payments under the Share Exchange Agreement, legal risks, and the likelihood of completing the proposed transaction.

With respect to the alternative of increasing the appraisal rights purchase price to KRW 8,720 per share, corresponding to the exchange consideration under the Share Exchange, the Special Committee concluded that the increase over the existing proposed appraisal rights purchase price would be relatively limited and therefore might not sufficiently address the concerns expressed by public shareholders or meaningfully enhance the protective function of appraisal rights. The Special Committee further concluded that merely increasing the appraisal rights purchase price to the level of the exchange consideration would likely have only a limited effect on improving shareholder acceptance of the transaction.

Meanwhile, although increasing the appraisal rights purchase price to KRW 10,562 per share, corresponding to the acquisition price previously paid for the controlling shareholder’s stake, could improve acceptance among public shareholders, the Special Committee concluded that such price reflected factors unique to that transaction, including a control premium, the timing and terms of the transaction, the results of due diligence, and negotiations with the seller, and therefore was not an appropriate benchmark for determining the cash exit available to dissenting shareholders in the Share Exchange.

The Special Committee also noted that providing only dissenting shareholders with a cash exit at KRW 10,562 per share could give rise to concerns regarding fairness, equal treatment and the principle of equality among shareholders as compared with shareholders participating in the Share Exchange and receiving shares of Woori Financial Group Inc. In addition, if appraisal rights were exercised on a significant scale, this alternative would impose the greatest burden on the Company in terms of cash outflows, its capital adequacy, including the K-ICS ratio, and compliance with the contractual cap on appraisal rights payments under the share exchange agreement.

By contrast, the alternative of increasing the existing proposed appraisal rights purchase price of KRW 8,505 per share by 10% to KRW 9,356 per share was considered to be a supplemental measure based on the statutory pricing methodology. The Special Committee noted that this alternative would apply equally to all dissenting shareholders and, because it would enhance the cash exit available to dissenting shareholders without modifying either the exchange ratio or the exchange consideration applicable to Tongyang Life Insurance Co., Ltd., it appropriately balanced shareholder protection and transaction certainty. The Special Committee further concluded that this approach was consistent with the policy reflected in the premium and discount range permitted under the FSCMA and the related regulations for determining exchange consideration, provided an objective basis for the amount of the increase, and could be more readily explained to and understood by shareholders.

In this regard, the Special Committee received and considered the opinion of its external legal advisor, Bae, Kim & Lee LLC. Bae, Kim & Lee LLC advised that, after appropriately balancing the interests of minority shareholder protection, transaction certainty and the protection of financial consumers, it would be appropriate to increase the proposed appraisal rights purchase price determined under the FSCMA and the related regulations from KRW 8,505 per share by 10% to KRW 9,356 per share for shareholders opposing the Share Exchange. Based on this legal opinion, the Special Committee concluded that the proposed 10% increase neither disregards the statutory pricing methodology nor modifies the exchange ratio, but instead represents a reasonable adjustment to the Company’s proposed negotiated purchase price for purposes of reaching agreement with dissenting shareholders.

The Special Committee also reviewed the sensitivity analyses and financial impact associated with the exercise of appraisal rights. As of June 30, 2026, the market price of Tongyang Life Insurance Co., Ltd. shares was KRW 7,030 per share, which was below the existing proposed appraisal rights purchase price of KRW 8,505 per share, indicating a relatively high likelihood that appraisal rights would be exercised. Based on the existing proposed appraisal rights purchase price of KRW 8,505 per share, the aggregate amount payable if appraisal rights were exercised with respect to 100% of the eligible shares was estimated to be approximately KRW 293.4 billion. Under the alternative pricing scenarios, the aggregate amount payable was estimated to increase by approximately KRW 7.4 billion if the purchase price were increased to KRW 8,720 per share, by approximately KRW 29.3 billion if increased to KRW 9,356 per share (representing the 10% premium), and by approximately KRW 70.9 billion if increased to KRW 10,562 per share, corresponding to the acquisition price previously paid for the controlling shareholder’s stake.

The Special Committee confirmed that the exercise of appraisal rights would have only a limited impact on the Company’s earnings, although, depending on the level of participation, it could affect the Company’s liquidity and capital adequacy metrics, including its K-ICS ratio. The Special Committee concluded that the proposed 10% increase would substantially reduce the additional cash outflow compared with the alternative based on the controlling shareholder acquisition price while still providing a meaningful enhancement to the cash exit available to dissenting shareholders. The Special Committee also considered that, as a life insurance company, Tongyang Life Insurance Co., Ltd. must maintain stable solvency and capital adequacy, and that excessive cash outflows could be undesirable from the standpoint of protecting financial consumers.

The Special Committee further considered the relationship between any increase in the proposed appraisal rights purchase price and the contractual cap on appraisal rights payments under the share exchange agreement. Because the share exchange agreement contains a cap on the aggregate amount payable in respect of appraisal rights, the Special Committee recognized that an excessive increase in the appraisal rights purchase price could increase the aggregate amount payable, even if the number of shares subject to appraisal rights remained unchanged, thereby increasing the likelihood that the contractual cap would be exceeded.

In addition, the Special Committee considered the potential harm to shareholders and the likelihood of shareholder complaints if the Share Exchange were not completed. If the transaction were terminated, shareholders opposing the share exchange could lose their opportunity to obtain liquidity through the exercise of appraisal rights, while shareholders who supported or intended to participate in the share exchange could lose the opportunity to receive shares of Woori Financial Group Inc. In addition, if market conditions were to change following approval of the Share Exchange, shareholders could become exposed to market prices lower than those prevailing at the time the transaction was approved. In light of these considerations, the Special Committee concluded that the amount of any increase in the proposed appraisal rights purchase price should appropriately balance the objectives of protecting public shareholders, reducing the risk that the transaction would not be completed, promoting transaction certainty, protecting financial consumers, and ensuring fairness among shareholders.

Based on the foregoing legal and financial analyses, the Special Committee concluded that, after balancing the interests of public shareholder acceptance, the likelihood of completing the transaction, the protection of financial consumers, and fairness between shareholders participating in the share exchange and dissenting shareholders exercising appraisal rights, increasing the proposed appraisal rights purchase price from KRW 8,505 per share to KRW 9,356 per share, representing a 10% increase, would constitute a reasonable supplemental measure that appropriately balances the protection of public shareholders and transaction certainty.

Accordingly, at its fifth meeting, the Special Committee of Tongyang Life Insurance Co., Ltd. recommended to the Board of Directors that the Appraisal Rights Purchase Price be increased by 10%, from the current KRW 8,505 to KRW 9,356, and requested that the Board make the final determination and approval regarding whether to adopt such change and its specific terms. The Special Committee further requested that the Company fully reflect in the amended Registration Statement and the Report on Material Events the background for the change to the Appraisal Rights Purchase Price, the methodology used to determine the revised price, the opinion of the external legal advisor, the financial impact of the change, its relationship to the cap on the aggregate amount payable upon the exercise of appraisal rights under the Share Exchange Agreement, matters requiring investors’ attention, and the purpose of enhancing the protection of minority shareholders.

(c) Details of the Special Committee’s Review of Conflicts of Interest Among Shareholders

[Woori Financial Group Co., Ltd.]

At the third meeting held on April 14, 2026, the committee members engaged in a question-and-answer session with external advisors and discussed the possibility of direct harm to shareholders and potential conflicts of interest among shareholders based on the reports provided by the external advisors. The Committee members (1) concurred that resolving the dual listing issue through the Comprehensive Share Exchange would yield positive effects for the shareholders of Woori Financial Group Inc., having reviewed past cases in which the parent company’s share price increased following the delisting of its subsidiaries; (2) anticipated that, should Tongyang Life Insurance Co., Ltd. become a wholly owned subsidiary of Woori Financial Group Inc., it would establish an efficient management structure capable of responding flexibly to changes in the external environment, thereby enabling the development of new business lines through expeditious and efficient decision-making; and (3) recognized that a merger, as an alternative to the Share Exchange, would result in deterioration of the financial structure of Woori Financial Group Inc.

The Board of Directors of Woori Financial Group Inc. considered whether the Share Exchange would give rise to any conflicts of interest among Woori Financial Group Inc.’s shareholders and concluded as follows.

- Woori Financial Group Inc. is a financial holding company without a controlling shareholder, as its shares are widely held rather than controlled by an individual shareholder or corporate group through concentrated ownership. Although new shares of Woori Financial Group Inc. will be issued in connection with the comprehensive share exchange, the resulting dilution is expected to be limited to approximately 1.2%, and the dilutive effect will apply proportionately to all shareholders based on their respective shareholdings. Accordingly, the Board concluded that it was unlikely that the transaction would result in decision-making that disproportionately benefits or disadvantages any particular shareholder.

-In addition, the anticipated long-term enhancement of shareholder value resulting from the acquisition of 100% ownership of Tongyang Life Insurance Co., Ltd. will likewise accrue proportionately to all shareholders based on their respective shareholdings. Accordingly, the Board concluded that the Share Exchange would not give rise to any conflicts of interest among the shareholders of Woori Financial Group Inc.

The Board also considered the transaction from the perspective of Tongyang Life Insurance Co., Ltd.’s minority shareholders and concluded that the likelihood of prejudice to their interests as a result of the proposed comprehensive share exchange was low, for the following reasons.

-Following the adoption of IFRS 17 and the introduction of the policyholder dividend reserve regime in 2023, Tongyang Life Insurance Co., Ltd. is expected to have limited capacity to pay dividends to its shareholders for a certain period because of insufficient distributable profits under the KCC (negative KRW 1.5 trillion as of 2025). By contrast, if Tongyang Life Insurance Co., Ltd.’s shareholders receive shares of Woori Financial Group Inc. through the Comprehensive Share Exchange, they will become shareholders of Woori Financial Group Inc. and will be able to participate in Woori Financial Group Inc.’s shareholder return program, including cash dividends and share repurchases and cancellations, with an expected shareholder payout ratio of more than 30%. Accordingly, they are expected to benefit from the enhancement of shareholder value resulting from the acquisition of 100% ownership of Tongyang Life Insurance Co., Ltd. The Board also considered that shareholders opposing the Comprehensive Share Exchange may elect either to sell their shares in the market or to exercise their appraisal rights.

*Average total shareholder payout ratio (including cash dividends and share repurchases and cancellations) for 2023–2025: 34.6%.

Meanwhile, in the course of reviewing the fairness and appropriateness of the Share Exchange, the Special Committee of Woori Financial Group Inc. considered, on an issue-by-issue basis, whether matters other than the Share Exchange ratio required review. In doing so, the Special Committee determined that certain matters did not constitute principal considerations in assessing the fairness of the transaction in light of its nature and purpose and, accordingly, did not conduct a separate review of those matters. The reasons for not conducting such reviews are described below.

The Special Committee did not separately review the difference between the acquisition price paid by Woori Financial Group Inc. in connection with its acquisition of shares of Tongyang Life Insurance Co., Ltd. in 2024 and the exchange consideration in the proposed comprehensive share exchange, because it concluded that the two transactions differed fundamentally in their purpose, structure and nature and therefore were not directly comparable.

The Comprehensive Share Exchange is independent of Woori Financial Group Inc.’s acquisition of the controlling interest in Tongyang Life Insurance Co., Ltd. from its former controlling shareholders, Dajia Insurance and Anbang Group Hong Kong. The two transactions occurred at different times, served different purposes and were subject to different acquisition procedures, pricing methodologies and applicable legal requirements.

On August 28, 2024, Woori Financial Group Inc. entered into a share purchase agreement with Dajia Insurance and Anbang Group Hong Kong and, on July 1, 2025, acquired Tongyang Life Insurance Co., Ltd. as a subsidiary. The acquisition price for the controlling interest reflected not only the value of the shares of Tongyang Life Insurance Co., Ltd. but also various additional considerations, including the strategic benefits of expanding the Group’s insurance business and strengthening its business portfolio, the value associated with obtaining management control, including the right to appoint the chief executive officer and constitute the board of directors, and the seller’s indemnification obligations. The acquisition price was ultimately determined through negotiations between the parties after taking these and other relevant factors into account. Although the portion of the acquisition price that exceeded the then-current market price is generally described as representing a control premium, a control premium is not a separately determined amount that is fixed in advance and simply added to the market price. Rather, it is an ex post concept referring to the difference between the negotiated acquisition price and the prevailing market price after considering the results of due diligence and the overall transaction terms.

By contrast, the Comprehensive Share Exchange is being undertaken after Woori Financial Group Inc. has already acquired management control through its ownership of 77.90% of the outstanding shares of Tongyang Life Insurance Co., Ltd. The purpose of the transaction is to improve the management efficiency of Tongyang Life Insurance Co., Ltd. and to enable Woori Financial Group Inc. to implement its business development strategy efficiently without potential conflicts of interest involving minority shareholders, thereby supporting the long-term enhancement of Tongyang Life Insurance Co., Ltd.’s corporate value. In addition, under the KCC and the FSCMA and the regulations thereunder, the Share Exchange consideration must be determined in accordance with prescribed procedures and methodologies.

Meanwhile, qsuestions have also been raised regarding the bargain purchase gain recognized in connection with the prior acquisition of the controlling interest. In this regard, the Company notes the following.

A bargain purchase gain is a one-time accounting gain recognized in connection with the acquisition of a controlling interest and is determined through a purchase price allocation (PPA). Woori Financial Group Inc. recognized a bargain purchase gain of KRW 2,256 per share in connection with its acquisition of the controlling interest. By contrast, because the Comprehensive Share Exchange constitutes an equity transaction, no bargain purchase gain will be recognized under the applicable accounting standards. Accordingly, a direct comparison between the two transactions is not meaningful.

Nevertheless, for informational purposes, assuming that the remaining non-controlling interest (22.1%) were acquired for cash at the Share Exchange consideration of KRW 8,720 per share, the estimated bargain purchase gain per share as of December 31, 2025 is set forth below. This amount is a simplified estimate only and does not represent the actual valuation that would result from a purchase price allocation.

(1) Assuming that the non-controlling interest in Tongyang Life Insurance Co., Ltd. is equal to the non-controlling ownership percentage of net assets (22.1%)

As of the end of June 2025, the date on which Woori Financial Group Inc. acquired the controlling interest, Tongyang Life Insurance Co., Ltd.’s net assets (after deducting hybrid capital securities) amounted to KRW 1,793.2 billion. Assuming that 22.1% of such net assets represented the non-controlling interest, the non-controlling interest would have amounted to KRW 396.3 billion and the controlling interest would have amounted to KRW 1,396.9 billion. Based on this assumption, subtracting the purchase consideration of KRW 1,282.0 billion paid to acquire the controlling shareholder’s interest (KRW 10,562 per share multiplied by 121,565,627 shares) from the implied value of the controlling interest of KRW 1,396.9 billion results in an estimated bargain purchase gain at the time of the acquisition of the controlling interest of KRW 114.9 billion, or approximately KRW 945 per share.

As of the end of 2025, the assumed effective time of the Share Exchange, Tongyang Life Insurance Co., Ltd.’s net assets (after deducting hybrid capital securities) amounted to KRW 2,093.7 billion. Assuming that 22.1% of such net assets represented the non-controlling interest, the non-controlling interest would have amounted to KRW 462.7 billion and the controlling interest would have amounted to KRW 1,631.0 billion. Based on this assumption, subtracting the consideration for the acquisition of the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share multiplied by 34,496,954 shares) from the implied value of the non-controlling interest results in an estimated bargain purchase gain at the time of the Share Exchange of KRW 161.9 billion, or approximately KRW 4,693 per share.

(2) Assuming that the non-controlling interest in Tongyang Life Insurance Co., Ltd. is measured based on its carrying amount as of the end of 2025*

As of the end of 2025, the carrying amount of the non-controlling interest in Tongyang Life Insurance Co., Ltd. for accounting purposes was KRW 305.9 billion. Subtracting the consideration for the acquisition of the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share multiplied by 34,496,954 shares) results in an estimated bargain purchase gain at the time of the Share Exchange of KRW 5.1 billion, or approximately KRW 147 per share.

* See Note 1, “General Information—(7)1) Table of Accumulated Non-controlling Interests as of the End of the Reporting Period,” to the consolidated audited financial statements included in Woori Financial Group Inc.’s Annual Report for 2025 filed through the Electronic Disclosure System.

Unlike the bargain purchase gain recognized in connection with the prior acquisition of the controlling shareholder’s interest, the estimates in (1) and (2) above do not reflect any control premium. In addition, there may be other reasonable methodologies for estimating the bargain purchase gain. Investors should take these limitations into account in making their investment decisions.

The Share Exchange is independent of the prior acquisition of the controlling interest, differs in purpose from that transaction and is governed by a different legal framework. In addition, approximately two years have elapsed between the two transactions. Accordingly, the Board concluded that there is no objective basis for concluding that, solely because the acquisition price paid to the former controlling shareholder included a control premium of approximately 51% over the closing market price on the date of execution of the share purchase agreement, Woori Financial Group Inc. should be required to pay the same amount or adjust the Share Exchange consideration by a corresponding amount in the current Share Exchange, which is a separate transaction with a different nature.

The Special Committee of Woori Financial Group Inc. also did not consider the potential introduction of a mandatory tender offer regime or potential changes to the methodology for determining the merger consideration for listed companies as matters requiring review prior to the Board’s approval of the Share Exchange. At the time the Share Exchange was under review, various policy proposals and potential institutional reforms relating to the introduction of a mandatory tender offer regime and revisions to the methodology for determining merger consideration for listed companies had been discussed. However, the relevant legislative amendments, the timing of their implementation and the specific details of any such reforms had not been finalized.

Under these circumstances, the Special Committee of Woori Financial Group Inc. concluded that it would not be reasonable to assess the fairness or appropriateness of the Share Exchange based on potential changes to legal or regulatory requirements that had not yet been adopted. The Share Exchange was structured in accordance with the laws and regulations in effect at the time the transaction was approved, and the Special Committee therefore concluded that the fairness and appropriateness of the transaction should be evaluated based on the then-applicable legal framework and prevailing market practice. Accordingly, the Special Committee focused its review on the purpose, structure and procedures of the Share Exchange, as well as the protection afforded to minority shareholders, and did not separately consider the possible introduction of a mandatory tender offer regime or changes to the methodology for determining merger consideration.

[Tongyang Life Insurance Co., Ltd.]

The members of the Special Committee of Tongyang Life Insurance Co., Ltd. determined, beginning with the first meeting of the Special Committee, that once the Comprehensive Share Exchange and the delisting of the Company are completed, minority shareholders will cease to be shareholders of Tongyang Life Insurance Co., Ltd. and, accordingly, potential conflicts of interest may arise between the controlling shareholder, Woori Financial Group Inc., and the minority shareholders. As a result, the Special Committee concluded that measures to protect the interests of minority shareholders, including the appropriateness of the timing of the share exchange and the application of any exchange premium, should be carefully reviewed.

In particular, the Special Committee of Tongyang Life Insurance Co., Ltd. focused its review on the methodology used to determine the exchange ratio, precedents involving the application of discounts and premiums, and whether such discounts or premiums should be applied in the Share Exchange. Based on the opinions of its external advisors, the Special Committee discussed whether the exchange ratio was reasonable in light of applicable laws and regulations and prevailing market practice. In addition, we reviewed whether the cancellation of treasury shares could mitigate concerns regarding the dilution of existing shareholders’ equity value and contribute to enhancing per-share value, as well as the timing of such cancellation and its potential market impact. In addition, the Special Committee agreed that information relating to the transaction should be provided sufficiently to public and minority shareholders. Accordingly, it discussed various aspects of the manner and scope of information disclosure so that matters relating to the transaction structure, exchange ratio and procedures for the exercise of shareholder rights could be explained more comprehensively through FAQs, shareholder communications and question-and-answer sessions. The Special Committee also expressed the view that shareholder communication measures for minority shareholders and other shareholders should be strengthened from the perspective of minority shareholders.

Through question-and-answer sessions with the external advisors, the members of the Special Committee discussed the fact that the Share Exchange would not result in the payment of cash to the shareholders of Tongyang Life Insurance Co., Ltd. and their consequent removal as shareholders. Rather, shareholders would receive shares of the parent company, which are expected to have greater liquidity, thereby enabling the existing shareholders of Tongyang Life Insurance Co., Ltd. to continue to participate in and share in the parent company’s performance as shareholders of the parent company even after the delisting of Tongyang Life Insurance Co., Ltd. is completed.

The Special Committee of Tongyang Life Insurance Co., Ltd. recognized that, because the Comprehensive Share Exchange involves Woori Financial Group Inc., as the controlling shareholder of Tongyang Life Insurance Co., Ltd., acquiring the shares held by the remaining public shareholders in exchange for newly issued shares of Woori Financial Group Inc., thereby making Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary and delisting its shares, the transaction could give rise to potential conflicts of interest between the controlling shareholder and the public shareholders.

Against this backdrop of potential structural conflicts of interest, the Special Committee considered whether the transaction would improperly favor the interests of any particular shareholder or unfairly prejudice the interests of Tongyang Life Insurance Co., Ltd.’s public shareholders. Based on the external accounting advisor’s analysis of the fairness of the Share Exchange ratio and the external legal advisor’s opinions regarding procedural fairness and potential conflicts of interest, the Special Committee considered the purpose of the transaction, the methodology used to determine the Share Exchange ratio, the appropriateness of applying any discount or premium, appraisal rights, the cancellation of treasury shares and shareholder communication measures.

In addition, the Special Committee agreed that transaction-related information should be made available to public and minority shareholders in a sufficient and transparent manner. Accordingly, it discussed various approaches to the method and scope of information disclosure so that the transaction structure, the Share Exchange ratio and the procedures for exercising shareholder rights could be more fully explained through frequently asked questions (FAQs), shareholder presentations and question-and-answer materials. The Special Committee further recommended that the Company strengthen its communication with shareholders, particularly minority shareholders.

Accordingly, although the Special Committee recognized that the transaction presented the potential for structural conflicts of interest, it concluded that, after taking into account the legitimate business purpose of the transaction, the objectivity of the methodology used to determine the Share Exchange ratio, the review conducted by external advisors, the availability of appraisal rights, the cancellation of treasury shares and the procedures for providing information to shareholders, the likelihood of any actual conflict of interest resulting in an improper transfer of value to a particular shareholder or prejudice to the interests of Tongyang Life Insurance Co., Ltd.’s public shareholders was limited.

[Detailed Questions and Responses with External Advisors Regarding Potential Conflicts of Interest Among Shareholders]

The Special Committee of Tongyang Life Insurance Co., Ltd. noted that, in comparable transactions, separate financial advisors are generally retained for the buyer and the seller. The Special Committee therefore asked whether the fact that Samil PricewaterhouseCoopers performed the valuation of both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. could give rise to any conflict of interest in determining the valuation of the two companies from the perspective of Tongyang Life Insurance Co., Ltd.’s minority shareholders.

-Samil PricewaterhouseCoopers explained that, as an independent external advisor, it conducted objective valuations of both companies and that procedural fairness is more important than whether the same valuation firm is engaged for both parties. It further explained that concerns could arise if the valuation methodology reflected the position of a particular company; however, the valuation assumptions and estimates prepared by Samil PricewaterhouseCoopers were based primarily on market data.

-Samil PricewaterhouseCoopers further explained that its role was to assess the appropriateness of the reference market price by comparing it with the results of the intrinsic value and market approaches, rather than to determine the Share Exchange ratio itself. Accordingly, it concluded that any potential concerns regarding conflicts of interest were mitigated.

The Special Committee of Tongyang Life Insurance Co., Ltd. also inquired whether it is customary for a single independent valuation firm to perform the valuation in a comprehensive share exchange transaction.

-Samil PricewaterhouseCoopers (external advisor) explained that there are numerous precedents in which a single valuation firm performed the valuation for both parties. It further explained that, given the specialized nature of the insurance industry and the need to understand the overall holding company group structure in this transaction, a valuation conducted by a single firm applying a consistent methodology was considered more appropriate than separate valuations performed by different firms using different methodologies.

-Bae, Kim & Lee LLC (legal advisor) explained that, although the appointment of an independent valuation firm is not legally required for a listed company with a readily ascertainable market price, Tongyang Life Insurance Co., Ltd., in light of directors’ fiduciary duties to shareholders, had established the Special Committee and obtained and considered the opinions of external advisors in evaluating the transaction. The legal advisor further explained that, although retaining a separate valuation firm could enhance the appearance of independence, it could also create confusion by applying different valuation methodologies and, accordingly, did not believe that the engagement of a single valuation firm presented any internal governance concerns.

The Special Committee of Tongyang Life Insurance Co., Ltd. acknowledged that, from a practical perspective, it was understandable for the same accounting firm to perform the valuation in light of Samil PricewaterhouseCoopers’ familiarity with the holding company portfolio and the insurance industry. However, the Special Committee noted that, because a comprehensive share exchange has traditionally been viewed as a transaction that is more favorable to the parent company, although there is no statutory requirement to the contrary, a more comprehensive explanation should be provided, from the standpoint of potential conflicts of interest, regarding the appropriateness of having the same accounting firm perform the valuation for both parties.

ø Third Meeting of the Special Committee – Report (by Bae, Kim & Lee LLC)

Q. The Special Committee requested that the external advisors assess whether the engagement of the same accounting firm as that retained by Woori Financial Group Inc. could give rise to any conflicts of interest.

A. Bae, Kim & Lee LLC responded that, although Samil PricewaterhouseCoopers provides advisory services to both parties, it did not believe that the engagement would give rise to any significant conflict of interest concerns, for the following reasons:

(i) The nature of Samil PricewaterhouseCoopers’ engagement does not give rise to significant conflict of interest concerns.

-In a share exchange between listed companies, the Share Exchange ratio is determined in accordance with the FSCMA, and the appointment of an independent valuation firm is not required by law.

-Samil PricewaterhouseCoopers was engaged solely to provide a supplemental assessment of whether the Share Exchange ratio determined under the FSCMA falls within a reasonable valuation range in light of the fair values of the respective companies. The Share Exchange ratio is not determined based on Samil PricewaterhouseCoopers’ valuation and, accordingly, its engagement is not directly linked to the interests of either party.

-Samil PricewaterhouseCoopers independently and objectively determines the intrinsic value of each company’s shares using methodologies such as the discounted cash flow method. Its engagement is therefore not structured in a manner that would permit it to advocate for or reflect the interests of either party.

(ii) The engagement of the same accounting firm promotes consistency and comparability in the valuation methodology.

-From a practical perspective, there is a need for the same accounting firm to perform the valuation of both companies.

-If different accounting firms were engaged, differences in valuation methodologies, discount rate assumptions, the selection of comparable companies and other valuation assumptions could inevitably arise, which could instead undermine the objectivity of the determination of the Share Exchange ratio.

-By engaging the same accounting firm, the valuations are prepared using consistent assumptions and methodologies, thereby producing a more reliable and internally consistent basis for assessing the Share Exchange ratio.

-In addition, there is no legal prohibition against the same independent valuation firm conducting valuations for both parties, and it is understood that the supervisory authorities have not regarded this practice as problematic.

(iii) Contractual safeguards have been implemented to prevent conflicts of interest.

-The engagement agreement between Tongyang Life Insurance Co., Ltd. and Samil PricewaterhouseCoopers expressly includes provisions requiring the prevention of conflicts of interest.

-These contractual provisions were included as safeguards against any potential conflicts of interest that might arise.

ø Third Meeting of the Special Committee – Report (by Samil PricewaterhouseCoopers)

Q. The Special Committee requested that the external advisors assess whether the engagement of the same accounting firm as that retained by Woori Financial Group Inc. could give rise to any conflicts of interest.

A. Samil PricewaterhouseCoopers explained that the Share Exchange ratio in this transaction is determined based on the reference market price in accordance with the FSCMA, and that market practice regarding the engagement of valuation firms may vary depending on the structure of the particular transaction. It further explained that a valuation firm provides advice regarding the basis for, and the reasonableness of, the Share Exchange ratio within the framework of the applicable laws, regulations and guidelines, and that the scope of the engagement, fee arrangements and services are generally structured to reflect customary independence considerations.

ø Considerations Relating to the Engagement of a Single Valuation Firm

(i) Whether the appointment of an external valuation advisor is mandatory

-Under the FSCMA and the Enforcement Decree thereunder, the Share Exchange ratio for a comprehensive share exchange between listed companies is determined based on market price.

-Where, as in this transaction, the Share Exchange ratio is determined based on the applicable market price, the appointment of an external valuation advisor to perform an independent valuation is not legally required.

-The manner in which an external valuation advisor is engaged is separate from the methodology for determining the Share Exchange ratio and may be determined in light of the structure of the transaction and the need to enhance fairness.

(ii) Compliance with the Guidelines on Directors’ Standards of Conduct

-One of the measures contemplated by the Guidelines to enhance procedural fairness is to strengthen the expertise of the Special Committee by obtaining advice from an independent external advisor and making decisions after considering such advisor’s opinion.

-The Guidelines do not require the appointment of either a single or multiple external advisors. Rather, they contemplate that the manner in which external advisors are utilized may vary depending on the characteristics of the transaction.

(ø Given the limited number of qualified advisory firms, including accounting firms, it may not be practical to recommend that multiple advisors be retained in every transaction.)

(iii) Measures to enhance procedural fairness and the reasonableness of the Share Exchange ratio

-All of the fairness-enhancing measures contemplated by the Guidelines have been implemented, including consultation with the Special Committee, review by independent external advisors and comprehensive disclosure to shareholders.

-To assess the reasonableness of the Share Exchange ratio, Samil PricewaterhouseCoopers performed cross-checks using multiple valuation methodologies and presented valuation ranges and sensitivity analyses based on the reference market price, intrinsic value (MVS/DCF) and market approaches (Trading Multiples and Transaction Multiples), thereby enhancing the reliability and explainability of the valuation conclusions.

(iv) Consideration of the transaction structure and consistency of the valuation

-Because Woori Financial Group Inc. owns approximately 75% of the outstanding shares of Tongyang Life Insurance Co., Ltd., the value of Woori Financial Group Inc.’s equity inherently reflects the value of its investment in Tongyang Life Insurance Co., Ltd.

-Under this ownership structure, if separate accounting firms were to perform intrinsic value analyses using different assumptions and methodologies, inconsistencies in the valuation results could arise.

-In addition, the accounting firm’s compensation consists of a fixed fee that is not contingent upon the consummation of the transaction, and the fee is shared equally by both parties, thereby reinforcing the accounting firm’s independence and avoiding any economic interest in the outcome of the transaction.

ø Precedents for the Engagement of a Single Valuation Firm

-Because the Ministry of Justice’s Guidelines on Directors’ Standards of Conduct were issued only recently, on February 25, 2026, no precedent involving the engagement of a single accounting firm after the issuance of the Guidelines has been identified.

○	Valuation in connection with the share exchange between Naver Financial Corporation and Dunamu Inc.

-Engagement parties: Naver Financial Corporation, Dunamu Inc. and Samil PricewaterhouseCoopers (tripartite engagement agreement).

-Scope of engagement: The parties jointly appointed Samil PricewaterhouseCoopers as the sole valuation firm to assess the share exchange ratio

- Naver Financial Corporation (a subsidiary of the listed company Naver Corporation) and Dunamu Inc. (an unlisted company).

Data: Provided by Tongyang Life Insurance Co., Ltd.

However, the Special Committee of Tongyang Life Insurance Co., Ltd. concluded that, because this transaction contemplates the delisting of the shares of Tongyang Life Insurance Co., Ltd. and is structured as an acquisition by Woori Financial Group Inc., the controlling shareholder, of the remaining equity interests in Tongyang Life Insurance Co., Ltd., additional measures were warranted to more fully address potential conflicts of interest from the perspective of the minority shareholders. In particular, taking into consideration that certain shareholders and the financial regulatory authorities had raised concerns regarding the difference between the acquisition price paid for the controlling shareholder’s interest and the exchange consideration in the Share Exchange, the fairness of the exchange ratio, and the independence of the external valuation firm, the Special Committee considered appointing an additional independent external valuation firm, separate from the existing accounting advisor, to re-evaluate the appropriateness of the exchange consideration and the exchange ratio.

Accordingly, to reflect the need to protect the interests of the minority shareholders, Tongyang Life Insurance Co., Ltd. appointed Deloitte Anjin LLC as an additional external valuation firm separate from the existing valuation firm. In selecting Deloitte Anjin LLC, the Company evaluated, among other things, whether Deloitte Anjin LLC had any special relationship or conflict of interest with the existing valuation firm, the transaction parties, the principal shareholders, or the advisors; whether any grounds existed under the Financial Investment Services and Capital Markets Act that would restrict Deloitte Anjin LLC from serving as an external valuation firm; whether Deloitte Anjin LLC possessed relevant experience and dedicated personnel with respect to valuations in connection with mergers and acquisitions, share exchanges involving listed companies, and financial institutions; whether Deloitte Anjin LLC would be able to issue its valuation report within the timetable for the submission of the amended registration statement; and whether Deloitte Anjin LLC maintained appropriate internal review and quality control procedures.

Deloitte Anjin LLC conducted an additional review of the objectivity and appropriateness of the Share Exchange ratio from the perspective of the minority shareholders of Tongyang Life Insurance Co., Ltd. The results of its review will be reported to the Special Committee and the Board of Directors and reflected in the amendments to the Registration Statement and the Report on Material Events. The Special Committee determined that the additional review conducted by Deloitte Anjin LLC would mitigate potential conflict-of-interest concerns that could arise from relying on a single accounting firm for the valuation process and would enhance the objectivity and procedural fairness of the determination of the Share Exchange ratio.

[Whether to Apply a Discount or Premium in Determining the Share Exchange Ratio and the Related Decision-Making Process]

Given that both Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc. are listed companies, the exchange consideration for the Share Exchange was determined in accordance with Article 165-4 of the FSCMA, Article 176-5(1) and Article 176-6(2) of the Enforcement Decree thereof. Specifically, using April 23, 2026, the day immediately preceding the earlier of April 24, 2026, the date of the board resolutions approving the Share Exchange, and April 29, 2026, the date of execution of the Comprehensive Share Exchange Agreement, as the reference date, the share exchange consideration was determined based on the arithmetic average of the one-month volume-weighted average closing price, the one-week volume-weighted average closing price, and the most recent closing price of the common shares of each company.

Meanwhile, although the applicable laws and regulations permit the application of a discount or premium to the reference market price within prescribed limits in a comprehensive share exchange between listed companies, the Special Committee of Tongyang Life Insurance Co., Ltd., recognizing that the Share Exchange presented the potential for conflicts of interest between Woori Financial Group Inc., as the controlling shareholder, and the public shareholders of Tongyang Life Insurance Co., Ltd., separately considered whether it was appropriate or necessary, from the perspective of protecting Tongyang Life Insurance Co., Ltd.’s public shareholders, to apply a premium to the Share Exchange consideration for Tongyang Life Insurance Co., Ltd.

At the first meeting of the Special Committee held on April 9, 2026, the members discussed whether a discount or premium could or should be applied to the reference market price of Tongyang Life Insurance Co., Ltd., which served as the basis for determining the Share Exchange ratio. During the meeting, Bae, Kim & Lee LLC, the external legal advisor, explained that, in a comprehensive share exchange between listed companies, the Share Exchange consideration is determined based on the reference market price in accordance with the applicable capital markets laws and regulations, although a discount or premium may be applied within the limits permitted by law. Samil PricewaterhouseCoopers, the external accounting advisor, further advised that, although the reference market price serves as the statutory basis for determining the Share Exchange ratio, it is appropriate to perform a supplemental review to assess whether the reference market price adequately reflects the intrinsic values of the companies and prevailing market conditions.

Accordingly, the members discussed whether relying solely on the reference market price methodology was appropriate from the perspective of protecting Tongyang Life Insurance Co., Ltd.’s minority shareholders or whether it would be appropriate to apply a separate premium to Tongyang Life Insurance Co., Ltd.’s reference market price. The members inquired as to whether any discount or premium should be considered in light of the interests of minority shareholders. Tongyang Life Insurance Co., Ltd. explained that, because Tongyang Life Insurance Co., Ltd.’s price-to-book ratio (P/B) was higher than that of Woori Financial Group Inc., the value of Tongyang Life Insurance Co., Ltd. appeared to be more fully reflected in its market price at that time. Accordingly, the Company explained that additional review would be necessary to determine whether there was an objective basis or need for applying a premium. The Company also stated that it would consult with Woori Financial Group Inc. and conduct further internal review with its external advisors regarding the appropriateness of applying a premium before reporting its findings to the Special Committee.

Accordingly, on April 9, 2026, the Special Committee of Tongyang Life Insurance Co., Ltd. requested that the Special Committee of Woori Financial Group Inc. consider whether it would be appropriate to apply a premium to the Share Exchange consideration for Tongyang Life Insurance Co., Ltd. in determining the Share Exchange ratio, and the short-, medium- and long-term economic benefits that shareholders of Tongyang Life Insurance Co., Ltd. would be expected to enjoy after becoming shareholders of Woori Financial Group Inc. upon completion of the Share Exchange.

Subsequently at its second meeting held on April 14, 2026, the Special Committee reviewed the conclusions of the external legal advisor and the external accounting advisor, as well as the responses to the questions raised at the first meeting. In the course of its review, the Special Committee examined recent precedents involving comprehensive share exchanges by financial holding companies and other listed companies. It confirmed that, in all comprehensive share exchange transactions involving financial holding companies during the preceding ten years, the reference market price methodology had been used without the application of any separate discount or premium. The Special Committee also identified certain comprehensive share exchange transactions involving other listed companies in which a modest premium had been applied to the subsidiary’s shares. However, those cases involved special circumstances, including transactions in which the consideration was paid in cash, transactions raising concerns regarding the squeeze-out of minority shareholders or transactions preceded by a tender offer that resulted in a disparity between the tender offer price and the reference market price.

After considering the requests made by the Special Committee of Tongyang Life Insurance Co., Ltd., the Special Committee of Woori Financial Group Inc. responded by an official letter dated April 15, 2026. In its response, the Woori Financial Group’s Special Committee stated that, based on the analysis performed by an independent external accounting firm, the share exchange ratio determined under the current reference market price method fell within the reasonable valuation range derived from multiple valuation methodologies, including the intrinsic value approach and the market approach. The Special Committee further noted that, although the FSCMA permits the reference market price to be adjusted by up to ±10% in a comprehensive share exchange between affiliated companies, the reference market price constitutes an objective measure reflecting publicly available information, market supply and demand, market expectations regarding both companies and period-average prices designed to mitigate short-term price volatility. Accordingly, where cross-checks using multiple valuation methodologies confirm that the reference market price falls within a reasonable valuation range, the Special Committee concluded that refraining from making discretionary adjustments would be more appropriate from the standpoint of market acceptance.

The Special Committee of Woori Financial Group Inc. also considered that the Share Exchange would result in the issuance of new shares representing approximately 1.2% of Woori Financial Group Inc.’s outstanding shares, thereby causing dilution to the existing shareholders of Woori Financial Group Inc., while the shareholders of Tongyang Life Insurance Co., Ltd. would become shareholders of Woori Financial Group Inc. and would thereafter participate in Woori Financial Group Inc.’s shareholder return policy and corporate value enhancement initiatives. Accordingly, the Special Committee concluded that a premium should be applied only where there is a clear and objectively supportable basis for such adjustment. In the absence of such a basis, applying a premium could give rise to concerns regarding arbitrary adjustment of the Share Exchange ratio and objections from the shareholders of both companies. Therefore, the Special Committee concluded that applying the reference market price without adjustment represented the most neutral and readily supportable approach.

In response, the Special Committee of Tongyang Life Insurance Co., Ltd. convened its third meeting on April 20, 2026, to comprehensively reconsider the response received from the Special Committee of Woori Financial Group Inc., the conclusions of the external legal advisor and the external accounting advisor, measures to enhance shareholder value and protect minority shareholders, shareholder communication plans and other key considerations. Following this review, the Special Committee concluded that the present transaction was distinguishable from prior transactions in which a tender offer had preceded the Share Exchange and subsequent divergent movements in the share prices of the parties required adjustments to eliminate disparities between the tender offer price, or the Share Exchange ratio determined as of the expiration of the tender offer, and the Share Exchange ratio determined at the relevant valuation date. The Special Committee further considered that the Share Exchange ratio had been determined using the reference market price methodology prescribed by applicable laws and regulations, that the ratio fell within the reasonable valuation range established through multiple valuation methodologies reviewed by the external accounting advisor and that, in prior comprehensive share exchanges involving financial holding companies, the reference market price methodology had consistently been applied without any separate discount or premium.

Based on the foregoing, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. determined not to apply any separate premium or discount to the Share Exchange consideration for Tongyang Life Insurance Co., Ltd. and instead to apply, without adjustment, the Share Exchange consideration determined under the reference market price methodology prescribed by applicable laws and regulations. Accordingly, no separate premium or discount was applied to the Share Exchange consideration for Tongyang Life Insurance Co., Ltd. in determining the final Share Exchange ratio, and the final Share Exchange ratio reflects the direct application of the Share Exchange consideration determined under the reference market price methodology. As a result, the final Share Exchange consideration was determined to be KRW 34,589 per common share of Woori Financial Group Inc. and KRW 8,720 per common share of Tongyang Life Insurance Co., Ltd., and the final Share Exchange ratio was fixed at 1 share of Woori Financial Group Inc. common stock for 0.2521056 shares of Tongyang Life Insurance Co., Ltd. common stock.

The process by which Tongyang Life Insurance Co., Ltd. considered whether to apply a discount or premium, together with the related decision-making process and key dates, is summarized below.

Date	Summary
April 9, 2026

The Special Committee of Tongyang Life Insurance Co., Ltd., at its first meeting, held its initial discussion regarding the possibility of applying a discount or premium to the reference market price of Tongyang Life Insurance Co., Ltd. in determining the Share Exchange ratio.

-The external legal advisor explained that, although applicable laws and regulations permit the application of a discount or premium in a comprehensive share exchange between listed companies, the reference market price methodology has been used in the majority of precedent transactions.

-The external accounting advisor advised that, although the reference market price constitutes the statutory basis for determining the Share Exchange ratio, it was appropriate to assess whether the reference market price adequately reflected the intrinsic value of the two companies and prevailing market conditions.

-The members discussed whether relying solely on the reference market price methodology was appropriate from the perspective of protecting Tongyang Life Insurance Co., Ltd.’s minority shareholders and whether a premium should be applied to Tongyang Life Insurance Co., Ltd.’s reference market price.

-Management explained that Tongyang Life Insurance Co., Ltd.’s price-to-book ratio (P/B) was higher than that of Woori Financial Group Inc., indicating that the Company’s value was relatively more fully reflected in its market price. Accordingly, management stated that additional analysis would be required to determine whether an objective basis existed for applying a premium and that it would consult with Woori Financial Group Inc. and the Company’s external advisors before reporting its findings to the Special Committee.

April 14, 2026

At its second meeting, the Special Committee received reports from the external legal advisor and the external accounting advisor and conducted a further review of the appropriateness of the Share Exchange ratio, including whether a premium should be applied.

- During this review, the Special Committee confirmed that, in all comprehensive share exchange transactions involving financial holding companies during the preceding ten years, the reference market price methodology had been used without any discount or premium. It also noted that the limited number of transactions involving a premium in the case of non-financial companies generally involved special circumstances, such as cash consideration or adjustments following a prior tender offer.

April 15, 2026

The Special Committee of Woori Financial Group Inc. delivered a written response to the requests made by the Special Committee of Tongyang Life Insurance Co., Ltd.

- Woori Financial Group Inc. stated that, based on the review conducted by an independent external accounting firm, the Share Exchange ratio determined under the reference market price methodology fell within the reasonable valuation range established using multiple valuation methodologies, including the intrinsic value approach and the market approach.

- Woori Financial Group Inc. further stated that, absent a clear and objective basis for adjustment, refraining from making discretionary adjustments to the reference market price would be more appropriate from the standpoint of market acceptance and procedural objectivity.

April 20, 2026

At its third meeting, the Special Committee of Tongyang Life Insurance Co., Ltd. comprehensively reconsidered the response from the Special Committee of Woori Financial Group Inc., the conclusions of the external advisors, shareholder value enhancement measures, shareholder communication plans and other key considerations.

-The Special Committee considered the external accounting advisor’s conclusion that the Share Exchange ratio fell within the reasonable valuation range established using multiple valuation methodologies, as well as the stability of Woori Financial Group Inc.’s dividend policy and the expected benefits of its shareholder return program.

-The Special Committee also considered, from the perspective of protecting public shareholders, the cancellation of 5,296,004 treasury shares held by Tongyang Life Insurance Co., Ltd. so that no newly issued Woori Financial Group Inc. shares would be issued or delivered in exchange for those treasury shares.

April 24, 2026

The Board of Directors of Tongyang Life Insurance Co., Ltd., based on the recommendations of the Special Committee and the opinions of the external advisors, approved the final Share Exchange ratio.

-Using April 23, 2026, the day immediately preceding the date of the Board’s approval, as the reference date, the reference market price was determined to be KRW 34,589 per share for Woori Financial Group Inc. and KRW 8,720 per share for Tongyang Life Insurance Co., Ltd. Accordingly, the final Share Exchange ratio was fixed at 1 share of Woori Financial Group Inc. common stock for 0.2521056 shares of Tongyang Life Insurance Co., Ltd. common stock. No separate discount or premium was applied to the reference market price of Tongyang Life Insurance Co., Ltd.

[Treatment of Treasury Shares of Tongyang Life Insurance Co., Ltd. and the Decision-Making Process Regarding the Timing of Their Cancellation]

① Decision to Cancel Treasury Shares

At the time the Share Exchange was approved, Tongyang Life Insurance Co., Ltd. held 5,296,004 treasury shares (representing approximately 3.28% of its outstanding shares). The Company considered and compared the following alternatives for the treatment of such treasury shares: (i) canceling the treasury shares prior to the Share Exchange; and (ii) retaining the treasury shares through the Share Exchange, receiving newly issued shares of Woori Financial Group Inc. in exchange for those treasury shares and disposing of such shares at a later date.

The Company first considered canceling the treasury shares so that they would be excluded from the Share Exchange. If the treasury shares were canceled, no newly issued shares of Woori Financial Group Inc. would be issued in exchange for those shares, thereby preventing the issuance of unnecessary new shares in connection with the Share Exchange. In addition, this approach would eliminate potential overhang concerns associated with the future disposition of such newly issued shares and mitigate the dilutive effect resulting from an increase in the number of newly issued shares of Woori Financial Group Inc.

Tongyang Life Insurance Co., Ltd. also considered that the cancellation of treasury shares would not require any cash payment by shareholders and that the benefits resulting from the reduction in the number of outstanding shares would accrue proportionately to all shareholders. In addition, because the cancellation of treasury shares is, for accounting purposes, a reclassification within shareholders’ equity and merely eliminates treasury shares that have already been reflected as a deduction from equity, the cancellation itself would not result in any additional reduction in the Company’s net assets. Accordingly, the Company concluded that the cancellation of the treasury shares represented a direct and transparent approach that would appropriately support the structure of the Share Exchange, the protection of public shareholders, the enhancement of shareholder value and the overall transparency of the transaction.

Next, the Company considered retaining the treasury shares through the Share Exchange, receiving newly issued shares of Woori Financial Group Inc. in exchange for those treasury shares and disposing of such shares thereafter. Under this alternative, however, newly issued shares of Woori Financial Group Inc. would also be issued in respect of the treasury shares held by Tongyang Life Insurance Co., Ltd., thereby increasing the number of new shares that Woori Financial Group Inc. would be required to issue in connection with the Share Exchange. In addition, the retention or subsequent disposition of such Woori Financial Group Inc. shares after the Share Exchange could give rise to potential overhang concerns.

Specifically, if Tongyang Life Insurance Co., Ltd. had not canceled its treasury shares, application of the Share Exchange ratio of 1:0.2521056 would have resulted in the issuance of an additional 1,335,152 newly issued shares of Woori Financial Group Inc. in exchange for those treasury shares. Accordingly, the total number of newly issued shares of Woori Financial Group Inc. issued in connection with the Share Exchange would have increased from 8,696,875 shares (assuming cancellation of the treasury shares) to 10,032,027 shares (assuming no cancellation of the treasury shares).

Comparison of Share Dilution With and Without the Cancellation of Treasury Shares

Classification	Cancellation (A)	No Cancellation (B)	Difference (B–A)
Number of Newly Issued Woori Financial Group Shares	8,696,875 shares	10,032,027 shares	+1,335,152 shares
Dilutive Effect	1.19%	1.38%	+0.18%p

As discussed above, if the Share Exchange were completed while Tongyang Life Insurance Co., Ltd. continued to hold its treasury shares, the number of newly issued shares of Woori Financial Group Inc. would increase, resulting in greater share dilution. This would affect not only the existing shareholders of Woori Financial Group Inc., but also the public shareholders of Tongyang Life Insurance Co., Ltd. who would become shareholders of Woori Financial Group Inc. upon completion of the Share Exchange. The Company also considered that the potential future disposition of such newly issued shares could create downward pressure on the market price of Woori Financial Group Inc.’s shares or give rise to overhang concerns.

Accordingly, Tongyang Life Insurance Co., Ltd. concluded that, compared with retaining its treasury shares through the Share Exchange, receiving newly issued shares of Woori Financial Group Inc. in exchange for such treasury shares and disposing of those shares thereafter, canceling the treasury shares and excluding them from the Share Exchange would more effectively prevent the issuance of unnecessary new shares, mitigate potential share dilution and overhang concerns and better serve the interests of all shareholders, including public shareholders.

Meanwhile, following the decision to cancel the treasury shares, certain shareholders and market participants questioned whether, instead of canceling the treasury shares, Tongyang Life Insurance Co., Ltd. should have disposed of them to shareholders on a pro rata basis according to their respective shareholdings or distributed them to shareholders without consideration, and whether either alternative would have provided greater protection to public shareholders. In response, Tongyang Life Insurance Co., Ltd., after consulting with its external legal advisor, further considered whether a pro rata disposition or a distribution without consideration would constitute a more appropriate alternative to the cancellation of the treasury shares from the standpoint of protecting public shareholders.

Assuming, solely for purposes of analysis, that it were legally permissible for the Company to distribute its treasury shares to existing shareholders without consideration on a pro rata basis, public shareholders would receive additional shares of Tongyang Life Insurance Co., Ltd. without incurring any additional cash payment. As a result, because those shareholders would hold a greater number of Tongyang Life Insurance Co., Ltd. shares, they could become entitled to receive a greater number of newly issued shares of Woori Financial Group Inc. in the subsequent Share Exchange. However, as discussed below, the Company concluded that such a distribution of treasury shares without consideration is not legally or financially permissible under the amended KCC. Accordingly, it did not undertake a further analysis of the specific effects of such an alternative.

(1) Article 341-4(2)(i) of the KCC, as amended, provides that one of the limited circumstances in which a company may retain or dispose of treasury shares rather than canceling them is where such treasury shares are disposed of to all shareholders on equal terms in proportion to their respective shareholdings. The provision does not establish any legal basis for a company to distribute treasury shares to shareholders without consideration. In addition, Article 342(4) of the amended KCC provides that the provisions governing the issuance of new shares apply, mutatis mutandis, to the disposition of treasury shares. Accordingly, the pro rata disposition provision is understood to be intended to afford existing shareholders, in a manner analogous to preemptive rights with respect to newly issued shares, an equal opportunity to acquire treasury shares in proportion to their respective shareholdings. The provision is therefore interpreted as requiring that existing shareholders be afforded an opportunity to purchase treasury shares on equal terms in proportion to their shareholdings, rather than permitting the gratuitous distribution of treasury shares.

Based on the foregoing analysis, the Company concluded that the pro rata disposition provision under the amended KCC should be interpreted as granting existing shareholders an equal opportunity to acquire treasury shares in proportion to their respective shareholdings, rather than authorizing the distribution of treasury shares without consideration. Accordingly, if the Company were to dispose of its treasury shares to shareholders on a pro rata basis, although the applicable purchase price is not prescribed by law, shareholders would likely be required to incur an additional cash payment to acquire such treasury shares. Furthermore, if certain public shareholders elected not to purchase the treasury shares, they would not receive either the treasury shares or, in respect of those shares, newly issued shares of Woori Financial Group Inc. in the Share Exchange. In such circumstances, the resulting benefits could not be regarded as accruing equally to all shareholders.

(2) If the Company were to distribute treasury shares to its shareholders without consideration in the form of a distribution in kind, additional legal requirements, including the existence of distributable profits, would need to be satisfied. However, at the time of its review, Tongyang Life Insurance Co., Ltd. determined that it did not have distributable profits under the KCC. Accordingly, it was not feasible for the Company to distribute its treasury shares to shareholders without consideration through a stock dividend or other form of distribution equivalent to a distribution of profits.

In conclusion, Tongyang Life Insurance Co., Ltd. determined that retaining its treasury shares through the Share Exchange, receiving newly issued shares of Woori Financial Group Inc. in exchange for such treasury shares and disposing of those shares thereafter could increase the number of newly issued shares, result in greater share dilution and give rise to potential overhang concerns. The Company further concluded that disposing of treasury shares to shareholders on a pro rata basis or distributing them without consideration would not be practical as a measure designed solely to protect public shareholders and would be subject to limitations, including additional cash payments by shareholders, the absence of a clear legal basis and the lack of distributable profits.

By contrast, the Company concluded that the cancellation of the treasury shares is consistent with the principles governing the treatment of treasury shares under the amended KCC, prevents the issuance of unnecessary new shares in connection with the Share Exchange and mitigates potential share dilution and overhang concerns that could arise following the Share Exchange. In addition, because the cancellation does not require any additional cash payment by shareholders and its benefits accrue to all shareholders, the Company concluded that it represents the clearest and most direct means of protecting public shareholders and enhancing shareholder value.

Although the cancellation of the treasury shares does not affect the Share Exchange ratio itself, the Company believes that it contributes to the protection of shareholder value for the public shareholders participating in the Share Exchange by preventing the issuance of newly issued shares of Woori Financial Group Inc. in respect of such treasury shares and thereby mitigating potential share dilution and overhang concerns following the completion of the Share Exchange.

② Determination of the Timing of the Cancellation of Treasury Shares

First, although the amendments to the KCC adopted in March 2026 established the principle that previously acquired treasury shares should generally be canceled, the amended law provided for a grace period of 18 months. In addition, as Tongyang Life Insurance Co., Ltd. was evaluating and discussing the proposed acquisition of 100% ownership of the Company through the Comprehensive Share Exchange, the treatment of its existing treasury shares became one of the issues considered as part of the overall transaction. Accordingly, it was not practicable to determine the cancellation of the treasury shares prior to the decision to proceed with the Comprehensive Share Exchange.

The structure and feasibility of the Share Exchange began to take concrete form in mid-March 2026 as Woori Financial Group Inc. commenced its review of the acquisition of 100% ownership of Tongyang Life Insurance Co., Ltd. Accordingly, the Special Committee established in connection with the Share Exchange was formed on April 6, 2026. Following deliberations by the Special Committee and the Board of Directors, the Board approved both the Share Exchange and the related cancellation of the treasury shares at its meeting held on April 24, 2026.

Second, during the Board’s consideration of the cancellation of the treasury shares, the Board recognized that announcing the cancellation before approving the Share Exchange would result in the announcement being made during the period used to determine the Share Exchange consideration. The Board was concerned that such an announcement could influence the calculation of the Share Exchange ratio and therefore could give rise to allegations of artificial price manipulation or other unfair trading practices.

The requirement under the FSCMA and related regulations that the Share Exchange consideration for listed companies be determined based on the reference market price is intended to ensure fairness and objectivity by excluding discretionary influence by the parties and relying instead on an objective market price in determining the Share Exchange ratio. Because the reference market price is calculated using market prices over a specified period preceding the board resolution, disclosure of the cancellation of treasury shares during that measurement period could affect the market price through the market’s reaction to the announcement, thereby undermining the objectivity of the valuation.

In light of this purpose, the Board was concerned that, even though the transaction involved the cancellation of previously acquired treasury shares—which are economically comparable to authorized but unissued shares—and not the repurchase and cancellation of newly acquired treasury shares, the announcement of the cancellation alone could create the mistaken impression that the Company was attempting to influence the market in order to obtain a more favorable Share Exchange ratio. Such a perception could, in turn, give rise to allegations of market manipulation or other violations of applicable securities laws. As a listed financial institution, the Company did not believe that these considerations could be disregarded in its decision-making process.

Accordingly, the Board of Directors of Tongyang Life Insurance Co., Ltd. confirmed that, in prior transactions involving the acquisition of 100% ownership of subsidiaries by financial holding companies, there were very few precedents in which the target company canceled its treasury shares before the Share Exchange. Instead, the prevailing practice was to effect the cancellation simultaneously with, or after, the approval of the Share Exchange in order to preserve the legitimacy of the process and promote market stability. On this basis, the Board unanimously resolved to approve the cancellation of the treasury shares on the same date as the approval of the Share Exchange.

③ Effect of the Decision to Cancel Treasury Shares

Even if the cancellation of the Treasury Shares had been announced before the determination of the Share Exchange ratio, it cannot be determined, given the nature of the cancellation, whether or in what direction such announcement would have affected the Share Exchange ratio.

The Treasury Shares canceled in connection with the Share Exchange were not newly acquired in the market for purposes of cancellation. Rather, they consisted of treasury shares that Tongyang Life Insurance Co., Ltd. had acquired between 2010 and 2014 and had held for more than 12 years. If the Company had instead repurchased treasury shares in the market and canceled them, the market might have responded positively due to the reduction in the public float and the signal of enhanced shareholder returns. However, because the canceled treasury shares had already been reflected as a deduction from shareholders’ equity in the Company’s financial statements, their cancellation did not change the Company’s enterprise value. Accordingly, the Company does not believe that the announcement of the cancellation alone would necessarily have resulted in an increase in the market price of its shares.

Meanwhile, in the case of Tongyang Life Insurance Co., Ltd., it is difficult to isolate or clearly identify the effect of the treasury share cancellation announcement on the market price of its shares. Following the announcement, the market price of the Company’s shares declined. However, because the announcement of the treasury share cancellation and the announcement of the Share Exchange were made simultaneously, and because multiple factors, including overall market conditions, affected the share price during the relevant period, the Company does not believe that the share price movement can reasonably be attributed to the treasury share cancellation announcement alone.

Share Price Performance Following the Announcement of Tongyang Life Insurance Co., Ltd.’s Treasury Share Cancellation

Date of Disclosure	First Day After Disclosure		10th Day After Disclosure
Closing Price	Closing Price	% of Disclosure Date Closing Price	Closing Price	% of Disclosure Date Closing Price
KRW 8,930	KRW 8,750	97.98%	KRW 7,790	87.23%

(5) Whether the Opinions of the Special Committee were Reflected in the Board of Directors

[Woori Financial Group]

Based on the foregoing, it is determined that the opinions of the Special Committee of Woori Financial Group Inc. have been duly reflected in the Board of Directors of Woori Financial Group Inc., and the principal contents of the opinion of the Board of Directors of Woori Financial Group Inc., including the opinions of the Special Committee, are as follows.

1. Purpose and Expected Effects of the Share Exchange

Board Agenda Item	Discussions by the Board of Directors

• The Company reviewed various alternatives to enhance corporate value and shareholder value by making its subsidiary, Tongyang Life Insurance Co., Ltd., a wholly-owned subsidiary, thereby establishing a more efficient management structure, strengthening group integration and creating business synergies. After comprehensively considering, among other factors, the potential for impairment of minority shareholder interests, the principle of equitable treatment of all shareholders, and the feasibility and likelihood of successfully achieving wholly-owned subsidiary status, the Company determined to pursue the Share Exchange pursuant to which the Company will become the Wholly-Owning Parent Company and Tongyang Life Insurance Co., Ltd. will become its wholly-owned subsidiary.

• The Share Exchange contemplated herein is expected to enhance the Company’s corporate value and shareholder value.

• As a financial holding company, the Company will hold 100% of the equity in Tongyang Life Insurance, thereby enabling the Group to retain all of Tongyang Life Insurance’s profit-generating capacity within the Group and enhance corporate value, establish an efficient management system through improved cost efficiency including reduction of duplicative listing costs, and increase business synergies through strengthened group integration.

• In connection with this agenda item, the members of the Board of Directors discussed the Share Exchange at a total of two meetings of the Board of Directors, including this meeting, two informal meetings of the Board of Directors and three meetings of the Special Committee. All procedures and determinations of appropriateness were confirmed step by step based on a directors’ checklist provided by legal counsel.

• In particular, at its meeting held on April 1, 2026, the Board of Directors approved the establishment of the Special Committee for the acquisition of wholly-owned subsidiary status of Tongyang Life Insurance Co., Ltd. Accordingly, a Special Committee composed solely of independent directors possessing independence and expertise was established in connection with the Share Exchange. The Special Committee conducted an objective and professional review of the legitimacy of the purpose of the comprehensive share exchange transaction, the appropriateness of the transaction procedures and the fairness of the transaction terms.

• Upon reviewing the legal and accounting reviews and advice conducted by external experts, it was confirmed that the Share Exchange may be lawfully implemented pursuant to the business judgment of the directors. Upon review of the purpose and anticipated effects of the Share Exchange, it was determined that (1) the Group’s profitability would be enhanced through the Company’s incorporation of Tongyang Life Insurance as a wholly-owned subsidiary, (2) an efficient management structure would be established through streamlining of the decision-making process and reduction of duplicative listing costs, and (3) business synergy effects would be amplified through strengthening of Group integration, ultimately resulting in enhancement of corporate value and shareholder value.

• Furthermore, it is anticipated that simplifying the ownership and governance structure of the two insurance companies within the Group will enhance the Group’s medium- to long-term competitiveness in the insurance business, including through potential consolidation of insurance operations, and will ultimately contribute to the enhancement of the Company’s shareholder value.

• Furthermore, this Share Exchange is based on a share exchange ratio properly calculated in accordance with Article 165-4(1) of the FSCMA, Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree thereof, and shall be conducted in such a manner that new shares of the Company are allotted to the shareholders of Tongyang Life Insurance in proportion to their respective shareholding ratios. Accordingly, no discrimination among shareholders will arise, and the Share Exchange is expected to enhance medium- and long-term corporate value and shareholder value through improved management efficiency and expanded synergies; therefore, it is determined that the Share Exchange will not infringe upon the interests of all shareholders or have an unfair or discriminatory effect on any particular shareholder.

• In addition, we confirmed that they will faithfully provide relevant information, including conducting various investor relations activities for the Company and the shareholders of Tongyang Life Insurance.

Tongyang Life Insurance, which will be converted into a non-listed company through the Share Exchange, will be incorporated as a wholly-owned subsidiary of Woori Financial Group, thereby securing strategic flexibility through strengthened group unity and enhanced decision-making efficiency, and eliminating the duplicative listing structure with the parent company, thereby improving cost efficiency, including reduction of listing costs. The Company believes that the resulting enhancement in corporate value will be shared not only with its existing shareholders but also with the shareholders of Tongyang Life Insurance Co., Ltd. who will become shareholders of the Company as a result of the Share Exchange.

• Following an inquiry from the Special Committee of Tongyang Life Insurance Co., Ltd. on April 9, 2026 regarding the benefits to Tongyang Life Insurance shareholders from participating in the Share Exchange, the Company’s Special Committee discussed the matter at its meeting held on April 14, 2026. The Company subsequently informed the Special Committee of Tongyang Life Insurance Co., Ltd. that, while Tongyang Life Insurance currently faces difficulties in implementing its own corporate value enhancement initiatives for shareholders due to insufficient distributable profits, shareholders of Tongyang Life Insurance who receive shares of Woori Financial Group as a result of the comprehensive share exchange would be able to immediately benefit from Woori Financial Group’s publicly disclosed shareholder value enhancement plan, including its robust shareholder return policies such as dividend payments and expanded share repurchases and cancellations.

2. Appropriateness of the Share Exchange Ratio and Other Terms

Board Agenda Item			Discussions by the Board of Directors
- Share exchange price and share exchange ratio

• The share exchange price and the share exchange ratio based thereon in this transaction were calculated on the basis of the standard market price under the FSCMA in accordance with the KCC and the regulations thereunder, and upon review of the appropriateness thereof, focusing on whether such calculation method satisfies the requirements and procedures prescribed by the relevant statutes, it was determined that the calculation structure and procedures required by law were faithfully followed.

• Regarding whether to apply a discount or premium to the exchange value calculated pursuant to the Enforcement Decree of the FSCMA, the Company’s Second Special Committee held on April 8, 2026, conducted an in-depth discussion while receiving opinions from an external expert accounting firm. On April 9, 2026, the Special Committee of Tongyang Life Insurance inquired as to whether a premium should be applied, and accordingly, the Company’s Special Committee re-deliberated the matter on April 14, 2026. The Committee concluded that the share exchange value calculated by the reference share price method under the FSCMA, and the resulting share exchange ratio, fall within the range of the exchange ratio calculated by the external accounting firm applying valuation methods generally recognized as fair and reasonable; that no particular unreasonableness in the reference share price was identified; and that no other clear grounds necessitating adjustment were found. Therefore, taking into consideration not only the interests of the shareholders of Tongyang Life Insurance but also the interests of the Company’s shareholders who would be affected by equity dilution, the Committee determined that it would be appropriate to calculate the value based on the reference share price without adjustment, and communicated this conclusion to the Special Committee of Tongyang Life Insurance.

Category	Woori Financial Group	Tongyang Life Insurance
Share Exchange Price (per share)	KRW 34,589	KRW 8,720
Share Exchange Ratio	Woori Financial Group: Tongyang Life Insurance = 1 : 0.2521056

• Both the Company and Tongyang Life Insurance Co., Ltd. are listed corporations, and accordingly, the exchange ratio was calculated based on the exchange value determined pursuant to Article 165-4(1) of the FSCMA, Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree thereof.

• Date of the Board of Directors’ resolution for the Share Exchange (April 24, 2026) The exchange ratio for the Share Exchange was calculated based on the arithmetic average of (i) the volume-weighted average closing price during the most recent one-month period, (ii) the volume-weighted average closing price during the most recent one-week period, and (iii) the closing price on the most recent trading day, using April 23, 2026, the day immediately preceding the earlier of the date of the Board resolution approving the Share Exchange (April 24, 2026) and the date on which the Share Exchange Agreement was executed (April 29, 2026), as the reference date, in accordance with the following formula: [(i) + (ii)+ (iii)] ÷ 3.

• Pursuant to Article 176-6(2) and Article 176-5(1)(1) of the Enforcement Decree of the FSCMA, in the case of a share exchange between corporations with listed stocks, the value calculated by the aforementioned method may be discounted or increased within the range of 10 percent (30 percent in the case of a share exchange between a Special Purpose Acquisition Company that is a corporation with listed stocks and another corporation); however, in accordance with the agreement reached through mutual review and negotiation between the Company and Tongyang Life Insurance, no discount or increase will be applied.

3. Appropriateness of the transaction terms, including the share exchange ratio

Board Agenda Item	Discussion by the Board of Directors
• The Share Exchange constitutes a share exchange between listed corporations. The exchange price was calculated in accordance with Article 165-4(1) of the FSCMA, Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree thereof, and the exchange ratio was derived based on such exchange price. Accordingly, the terms of the transaction are deemed fair and reasonable.	• Although no external evaluation was required for the Share Exchange, the Company and Tongyang Life Insurance sought to objectively verify the fairness of the exchange ratio by engaging an independent and professionally qualified external accounting firm to conduct a supplementary valuation applying generally accepted and reasonable valuation methodologies, and confirmed that the exchange ratio calculated based on market price, the statutory standard, fell within the appropriate valuation range, thereby verifying its fairness.

• The Company’s Special Committee independently retained an outside law firm to verify the fairness of the transaction terms, including the appropriateness of the share exchange ratio and the overall procedures for this transaction, and the outside law firm rendered an opinion that there are no procedural legal issues as this share exchange complies with the safeguards required by the KCC and other relevant laws and regulations.

• The Board of Directors has determined that the opinion of the Special Committee and the review opinion of the external advisors are objective and reasonable and, accordingly, has accepted them, thereby confirming that the Share Exchange Ratio for this transaction complies with applicable laws and regulations, that such transaction terms are appropriate from the Company’s perspective, and that they do not prejudice the interests of the shareholders as a whole nor give rise to any conflicts of interest among shareholders.

[Tongyang Life Insurance Co., Ltd.]

As described above, the opinion of the Special Committee of Tongyang Life Insurance Co., Ltd. is deemed to have been appropriately reflected in the Board of Directors of Tongyang Life Insurance Co., Ltd., and the principal contents of the opinion of the Board of Directors of Tongyang Life Insurance Co., Ltd., including the opinion of the Special Committee, are as follows.

1. Purpose and Expected Effects of the Share Exchange

Board Agenda Item	Discussions by the Board of Directors

• The Company has decided to proceed with this comprehensive share exchange, whereby Woori Financial Group Inc. will become the Wholly-Owning Parent Company and the Company will become a wholly-owned subsidiary, after comprehensively reviewing the appropriateness of the timing of business execution and the possibility of harm to the interests of minority shareholders, for the purpose of contributing to the enhancement of shareholder value through maximizing synergies with affiliates, reducing tangible and intangible management costs, expediting the implementation of management strategies, and establishing a sustainable management system.

• Upon completion of the comprehensive share exchange, the Company will remain a wholly-owned subsidiary of Woori Financial Group without any change in control or the governance structure, and the Company is expected to become a non-listed stock company in accordance with applicable laws and procedures. From a financial perspective, the Company will become a wholly-owned subsidiary of Woori Financial Group without any change in the Company’s assets or liabilities, thereby establishing an efficient management structure capable of responding more flexibly to changes in the external environment and enhancing the efficiency of corporate management through more timely and flexible business decision-making.

• In connection with this comprehensive share exchange, the Company held a total of two Board of Directors meetings and three Special Committee meetings to deliberate on the comprehensive share exchange; the procedures and assessment of fairness were conducted with advice from external legal counsel and external accounting advisors; and compliance was verified through a checklist prepared in consideration of the directors’ fiduciary duty.

• In particular, on April 6, 2026, the Board of Directors established a Special Committee in connection with the comprehensive share exchange transaction. The Special Committee was composed of all of the Company’s independent directors (three members), each possessing the requisite independence and expertise, together with one external expert.

• Thereafter, the Company’s Special Committee convened on three occasions to objectively and professionally deliberate on the legitimacy of the transaction purpose, the appropriateness of the transaction procedures, and the fairness of the transaction terms in relation to the comprehensive share exchange, and the Company’s Board of Directors determined that the necessity of this comprehensive share exchange was justified based on the legal and accounting reviews conducted by external advisors to this comprehensive share exchange and the recommendations of the Special Committee.

In addition, the elimination of the dual-listing structure involving the parent company (Woori Financial Group) and its subsidiary (the Company) is expected to reduce administrative and management costs and facilitate a more rational valuation of corporate value.

• Upon reviewing the purpose and expected benefits of the comprehensive share exchange, the Board of Directors determined that, if the Company becomes a wholly-owned subsidiary of Woori Financial Group through the comprehensive share exchange, the resulting maximization of synergies with affiliated companies, reduction of tangible and intangible management costs, prompt implementation of management strategies and establishment of a sustainable management framework would ultimately lead to an enhancement of the Company’s corporate value and shareholder value. In addition, the comprehensive share exchange is based on an exchange ratio calculated in accordance with Article 165-4(1) of the FSCMA, Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree thereof, and will be carried out by allocating newly issued shares of Woori Financial Group to the Company’s shareholders in proportion to their respective shareholdings. Accordingly, no discrimination among shareholders will arise, and through this comprehensive share exchange, the Company’s shareholders will be incorporated as shareholders of Woori Financial Group Inc., thereby enabling them to enjoy the overall corporate value of the Woori Financial Group and to have the opportunity to receive dividends in accordance with Woori Financial Group Inc.’s shareholder-friendly dividend policy; therefore, it has been determined that this comprehensive share exchange will not prejudice the interests of all shareholders or have any unfair or discriminatory effect on any specific shareholder.

• In addition, the Company and Woori Financial Group have confirmed that they will faithfully provide information relating to this comprehensive share exchange to shareholders through investor relations activities directed at shareholders, provision of FAQ information on the website, and other means.

• Accordingly, the Board of Directors determined that, through the comprehensive share exchange, the Company will become a wholly-owned subsidiary of Woori Financial Group and be converted into a non-listed company, thereby securing greater strategic flexibility through enhanced group integration and more efficient decision-making. In addition, by eliminating the dual-listing structure with its parent company and improving efficiency through cost reductions and other benefits, the Company is expected to share in the resulting enhancement of the Group’s corporate value.

2. Appropriateness of the Share Exchange Ratio and Other Terms

Board Agenda Item			Discussions by the Board of Directors
- Share exchange price and share exchange ratio

• The comprehensive share exchange ratio was calculated in accordance with the KCC and other applicable laws and regulations, and the calculation results have been confirmed as appropriate following an objective review by an external accounting firm.

• On April 9, 2026, the Company’s Special Committee inquired of the Special Committee of Woori Financial Group as to whether a premium could be applied in calculating the share exchange ratio, and on April 14, 2026, after deliberation, the Special Committee of Woori Financial Group determined that the share exchange value calculated using the reference stock price method under the FSCMA and the resulting share exchange ratio fall within the range of exchange ratios derived by an external accounting firm applying valuation methods generally recognized as fair and reasonable, and that there are no grounds to conclude that the share exchange ratio is unfair to either the shareholders of the Company or the shareholders of Woori Financial Group. Accordingly, the Special Committee of Woori Financial Group responded that the application of a premium would be reasonable only where there are objectively clear grounds for doing so and that, absent a clear objective basis, the application of a premium could instead give rise to controversy regarding arbitrariness and provoke shareholder opposition. Therefore, the Special Committee concluded that the application of an exchange ratio without a premium would be the most neutral and supportable approach. In addition, the results of the deliberations of the Special Committee of Woori Financial Group conducted on April 14, 2026 (and its response thereto) were reported to the Company’s Special Committee on April 20, 2026 and subsequently reported to the Board of Directors.

• Accordingly, the Board of Directors confirmed that the exchange consideration in the comprehensive share exchange is fair and reasonable.

Category	Woori Financial Group Inc.	Tongyang Life Insurance Co., Ltd.
Share Exchange Value (per share)	KRW 34,589	KRW 8,720
Share Exchange Ratio	Woori Financial Group: Tongyang Life Insurance = 1 : 0.2521056

• Both the Company and Woori Financial Group are publicly listed corporations, and in accordance with Article 165-4(10 of the FSCMA, Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree thereof, the exchange value was calculated and the exchange ratio was determined based thereon.

• The share exchange price was calculated as the arithmetic mean of (i) the volume-weighted arithmetic average closing price for the most recent one-month period, (ii) the volume-weighted arithmetic average closing price for the most recent one-week period, and (iii) the closing price on the most recent trading day [(i)+(ii)+(iii)]/3, with the base date being the day immediately preceding the date of the Board of Directors’ resolution (April 23, 2026), which is the earlier of the date of the Board of Directors’ resolution for this comprehensive share exchange (April 24, 2026) and the date of execution of the agreement relating to this comprehensive share exchange (scheduled for April 29, 2026).

• Pursuant to Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree of the FSCMA, the share exchange price (reference market price) calculated by the above method may be discounted or increased within the range of 10 percent (or 30 percent in the case of a share exchange between a Special Purpose Acquisition Company that is a stock-listed corporation and another corporation); provided, however, that no discount or increase shall be applied as agreed upon through mutual review and negotiation between the Company and Woori Financial Group.

3. Appropriateness of the Transaction Terms, including the Share Exchange Ratio

Board Agenda Item	Discussions by the Board of Directors
• This comprehensive share exchange constitutes a share exchange between publicly listed corporations, and the exchange value was determined in accordance with Article 165-4(1) of the FSCMA, Articles 176-6(2) and 176-5, Paragraph 1(1) of the Enforcement Decree thereof, and the exchange ratio was calculated based on such exchange value; accordingly, the terms and conditions of the transaction are deemed fair and reasonable.

• Although this comprehensive share exchange, being a share exchange between listed companies, does not require an evaluation by an external evaluation institution regarding the appropriateness of the exchange ratio, as the exchange value was calculated and the exchange ratio derived in accordance with the FSCMA, the Company’s Special Committee, in order to protect shareholders and ensure the fairness of the transaction, engaged an independent external accounting firm with the requisite expertise to conduct a supplementary value review applying generally accepted and reasonable valuation methodologies, and compared the results thereof with the exchange ratio calculated under the FSCMA. As a result, it was confirmed that the exchange ratio, as determined based on the standard market price under the FSCMA, falls within an appropriate valuation range, and that this comprehensive share exchange is at a fair and reasonable level that does not prejudice the interests of minority shareholders.

Furthermore, the Special Committee independently retained outside legal counsel to verify the fairness of the comprehensive share exchange ratio, all relevant procedures, and the transaction terms and conditions, and such outside legal counsel submitted an opinion to the Special Committee that the share exchange is proper in that it complies with all procedures required under the KCC and other relevant statutes.

Accordingly, the Board of Directors of the Company has determined that the opinion of the Company’s Special Committee and the review opinion of the external advisors are reasonable and acceptable, and has confirmed that the transaction terms, including the comprehensive share exchange ratio, comply with applicable laws and regulations, are fair and reasonable, do not prejudice the interests of all shareholders, and treat the interests of all shareholders equitably.

(6) Whether the terms and conditions of the transaction were determined at the time the Special Committee was established

Woori Financial Group Inc. established a special committee on April 1, 2026, and Tongyang Life Insurance Co., Ltd. established a special committee on April 6, 2026, respectively, and at the time of the establishment of the special committees of both companies, the terms of the transaction had not been determined.

The exchange ratio was calculated on April 23, 2026, as the arithmetic average of the volume-weighted average closing price for the most recent one-month period, the volume-weighted average closing price for the most recent one-week period, and the most recent closing price, with the base date being the day immediately preceding the date of the Board of Directors’ resolution (April 24, 2026), in accordance with the FSCMA.

(7) Whether the members of the special committee have been sufficiently provided with material information

Immediately following the resolutions establishing the respective Special Committees, the members of both Special Committees were granted, in connection with the comprehensive share exchange, the authority to request support from relevant departments in order to obtain access to information. Based on such authority, they received and reviewed sufficient information relating to the transaction. The Special Committee of Woori Financial Group independently supervised the review of its advisors’ opinions, the preparation and review of supplemental materials, and received the final review results in the name of the Special Committee. In addition, the Special Committee of Woori Financial Group not only received interim and final reports from its advisors, but was also regularly informed of agenda items, matters under discussion and the progress of matters relating to the comprehensive share exchange. Accordingly, it is understood that the members of the Special Committee were provided with sufficient access to information throughout the process.

The Special Committee of Tongyang Life Insurance Co., Ltd., similarly to the Special Committee of Woori Financial Group Inc., requested and received materials necessary for review by its accounting and legal advisors from the relevant departments of Tongyang Life Insurance Co., Ltd. based on its independent authority. Based on the discussions of the Special Committee and the review conducted by its advisors, the Special Committee reviewed its matters of consideration step by step, and reviewed the Share Exchange on the basis of a sufficient level of information by receiving advice similar in purpose and scope to that received by the Special Committee of Woori Financial Group Inc., including fair value assessments and opinions from legal counsel.

(8) Whether the Special Committee of both companies satisfies the legal requirements for a committee within the Board of Directors under the KCC.

The Ministry of Justice Guidelines explain that a Special Committee is not a statutory corporate body but rather an optional body that may be established voluntarily as a measure to enhance fairness. The Guidelines further provide that external experts who are not members of the Board of Directors may also serve as committee members and that, in principle, it is appropriate for the Special Committee to perform an advisory role with respect to the board’s final decision-making. At the same time, the Guidelines state that consideration may also be given to establishing a Special Committee that satisfies the requirements applicable to a committee within the Board of Directors under the KCC, such as by constituting the committee with independent directors and external experts who have no interest in the share exchange transaction, and authorizing the committee, through a board resolution or internal regulations, to make decisions directly with respect to the transaction pursuant to an express delegation of authority. In other words, the Ministry of Justice Guidelines leave open various alternatives regarding the authority and composition of a Special Committee.

The Boards of Directors of both companies did not delegate to the Special Committee the authority to make final decisions regarding this comprehensive share exchange, but rather directed the Special Committee to review the relevant matters and report back to the Boards of Directors. Accordingly, the final authority to approve the decision on, and execution of, this comprehensive share exchange rests with the Board of Directors of each company.

As described above, the Special Committees of both companies performed the role of conducting an in-depth review of matters relating to the Share Exchange and reporting the results of such review to their respective boards of directors. The authority to make the final determination regarding, and to approve the execution of agreements relating to, the comprehensive share exchange remained exclusively vested in, and was lawfully exercised by, the boards of directors of the respective companies in accordance with the KCC and their respective articles of incorporation.

② Review by Independent External Advisors

According to the Ministry of Justice Guidelines, as a voluntary measure to enhance the fairness of a transaction, a company may consider appointing external advisors possessing the requisite expertise and independence to review the fairness of the transaction structure, procedures and terms. However, the perspective and objective of such review should be the protection of the interests of the company and its shareholders as a whole, rather than those of any particular shareholder.

(1) Specific Reasons for Selecting the External Advisors; Whether the External Advisors Satisfied the Requirements of Objectivity and Independence; and Whether the External Advisors Conducted Their Review for the Benefit of the Company and Its Shareholders as a Whole Rather Than Any Particular Shareholder

In the process of selecting external advisors in connection with the proposed comprehensive share exchange, neither company obtained a separate legal review from external counsel regarding the independence of the advisors. Nevertheless, for the reasons described below, each company determined that its respective advisors were appropriate to perform services in connection with the comprehensive share exchange.

For purposes of providing reference materials in connection with the decision-making process, and in consideration of the advisors’ understanding of and expertise regarding the businesses and intrinsic characteristics of both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., as well as the absence of any audit engagement or other relationship that could impair independence, Samil PwC was considered capable of conducting the most objective evaluation. Accordingly, Woori Financial Group Inc. appointed Samil PwC as its external accounting advisor on February 27, 2026, and Tongyang Life Insurance Co., Ltd. appointed Samil PwC as its external accounting advisor on March 3, 2026. Thereafter, in connection with the Share Exchange, the parties reviewed reference materials containing the results of a valuation review conducted by Samil PwC with respect to the exchange ratio based on the statutory market price, applying valuation methodologies generally recognized as fair and reasonable. In addition, because the purpose of the Special Committee and the utilization of external experts by Tongyang Life Insurance Co., Ltd. was to review matters relating to the Company’s growth and enhancement of shareholder value, the financial and legal reviews conducted by the external experts are considered to have been performed for the benefit of the company and its shareholders as a whole. Furthermore, through the subsequent valuation review relating to the exchange ratio, an objective review was conducted as to whether the exchange ratio determined based on market prices was unfair to the company or its shareholders, and no issues were identified. In addition, in order to review and supplement transaction-related advice from a legal perspective and to examine key legal issues in connection with the companies’ growth and value enhancement objectives, Kim & Chang, which possesses extensive experience in the insurance industry and numerous leading specialists, was selected on July 24, 2025, and Bae, Kim & Lee LLC was selected on March 9, 2026, as legal counsel to Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., respectively. Although both companies confirmed that the external legal advisors did not have any conflicts of interest at the time of their engagement, neither company obtained a separate independence review with respect to such law firms. (In addition, for purposes of preparing the U.S. registration statement and responding to the review process of the U.S. Securities and Exchange Commission, Woori Financial Group Inc. engaged Cleary Gottlieb Steen & Hamilton LLP as legal counsel on October 23, 2025 and proceeded with the related work.)

As an additional measure to mitigate potential conflicts of interest among shareholders, Tongyang Life Insurance Co., Ltd. engaged Deloitte Anjin LLC as an additional independent valuation firm on June 9, 2026, to independently reassess the appropriateness of the Share Exchange consideration and the Share Exchange ratio. The Company received the valuation analysis and review of the Share Exchange ratio prepared by Deloitte Anjin LLC as reference materials and considered them as part of its independent evaluation.

(a) External Experts to the Special Committee of Woori Financial Group Inc.

i) Engagement

Category	Firm	Date of Engagement	Engaged By	Principal Scope of Engagement	Term of Engagement
Legal advisor	Kim & Chang	July 24, 2025	Woori Financial Group Inc.	Review of the legality of the transaction process, directors’ fiduciary duties to shareholders and related matters	January 30, 2026 until completion of the engagement

Accounting advisor	Samil Pricewaterhouse Coopers	February 27, 2026	Woori Financial Group Inc.	Evaluation and verification of the appropriateness of the Share Exchange ratio	February 27, 2026 until the earlier of (i) the delisting date or (ii) the date falling four months after the submission of the final report

ii) Reasons for the Engagement of Each External Expert and Review of Their Independence

Woori Financial Group Inc. determined that it was necessary to engage an external accounting advisor that was independent of management in order to conduct an independent and objective review of the appropriateness of the Share Exchange ratio, which constituted a key aspect of the Share Exchange. Woori Financial Group Inc. also determined that it was desirable for legal counsel to be involved from the early stages of the transaction to advise on compliance with applicable legal procedures and the fairness of the transaction terms and process. Accordingly, consistent with the intent of the Ministry of Justice’s Guidelines, Woori Financial Group Inc. engaged Kim & Chang and Samil PricewaterhouseCoopers as its external advisors after reviewing their independence and professional qualifications.

In assessing the independence of the external advisors, Woori Financial Group Inc. considered, among other things: (i) whether the advisor had served as the Company’s external auditor; (ii) the existence and materiality of any prior advisory or other business relationships with the Company; (iii) the nature of the advisor’s relationship with the Company, including whether any of the advisor’s personnel concurrently served as officers or employees of the Company; and (iv) any interest in the Share Exchange, including ownership of shares of either party, the existence of any success-based fee arrangement and whether the advisor could receive any direct or indirect benefit from the transaction counterparty.

Samil PricewaterhouseCoopers had no history of participating in the audit of either party or providing other significant advisory services to either party, had no interlocking officers or employees with either party, and did not hold any shares of either party. In addition, Samil PricewaterhouseCoopers’ compensation was not contingent upon the consummation of the transaction, and it had no opportunity to receive any direct or indirect benefit from the counterparty in connection with the transaction. Kim & Chang also provides legal advisory services to Woori Financial Group Inc. However, the fees received for such services represent an immaterial portion of Kim & Chang’s overall revenues. In addition, Kim & Chang had no interlocking officers or employees with either party, did not hold any shares of either party, and was entitled to receive its fees regardless of whether the transaction was consummated, with no opportunity to receive any direct or indirect benefit in connection with the transaction.

A summary of the results of the independence review is set forth below.

Review Area	Review Item	Samil PricewaterhouseCoopers	Kim & Chang
(1) Relationship with the Company	Has not served as the external auditor of either company during the past three years	Satisfied (Not applicable)	Satisfied (Not applicable)
	If the firm has provided advisory or other services to either company during the past three years (other than in connection with the Share Exchange), the fees for such services are immaterial relative to the firm’s total revenues, and no structural conflict of interest exists that could materially affect the firm’s engagement in connection with the Share Exchange	Satisfied (Not applicable)	Satisfied (No impact)

(2) Interest in the Share Exchange	Neither the external advisor (firm) nor the personnel assigned to the engagement directly owns shares of either company	Satisfied (Not applicable)	Satisfied (Not applicable)
	No success fee or other compensation arrangement under which fees vary depending on the completion of the Share Exchange	Satisfied (Not applicable)	Satisfied (Not applicable)
	Will not receive any direct or indirect compensation or other economic benefit from the transaction counterparty in connection with the Share Exchange	Satisfied (Not applicable)	Satisfied (Not applicable)

iii) Review of Professional Qualifications

Woori Financial Group Inc. also assessed whether each external advisor possessed the professional qualifications and expertise necessary to advise on the Share Exchange. Woori Financial Group Inc. determined that Samil PricewaterhouseCoopers possessed a high level of expertise and a thorough understanding of the businesses and operations of both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. Samil PricewaterhouseCoopers also has extensive experience in performing valuation analyses in connection with corporate restructuring transactions, expertise in multiple valuation methodologies and the ability to assign engagement professionals with substantial experience. Accordingly, Woori Financial Group Inc. concluded that Samil PricewaterhouseCoopers possessed the requisite expertise to advise on the Share Exchange.

Woori Financial Group Inc. also determined that Kim & Chang possessed extensive experience in advising on corporate governance reorganizations, corporate law matters, mergers and acquisitions and capital markets transactions, including the comprehensive share transfer transaction undertaken to establish Woori Financial Group Inc. and comprehensive share exchange transactions within the Woori Financial Group. In addition, Kim & Chang has substantial experience in advising listed companies on matters involving minority shareholder protections. Accordingly, Woori Financial Group Inc. concluded that Kim & Chang possessed the requisite expertise to provide legal advice in connection with the Share Exchange.

A summary of the results of the professional qualifications review is set forth below.

[Accounting Advisor: Samil PricewaterhouseCoopers]
Sufficient experience in performing valuation analyses for corporate restructuring transactions, including comprehensive share exchanges and mergers between listed companies	Satisfied
Expertise in multiple valuation methodologies	Satisfied
The engagement partner and lead professionals responsible for the transaction possess appropriate professional qualifications (including KICPA certification) and substantial experience in business valuation engagements	Satisfied

[Legal Advisor: Kim & Chang]
Sufficient experience in providing legal advice on corporate restructuring transactions, including share exchanges and mergers under the FSCMA and the KCC	Satisfied
Expertise, both theoretical and practical, in matters involving minority shareholders of listed companies and corporate control disputes	Satisfied
The engagement partner and lead attorneys possess substantial experience in mergers and acquisitions and capital markets transactions	Satisfied

(b) External Advisors to the Special Committee of Tongyang Life Insurance Co., Ltd.

i) Engagement

In connection with the Comprehensive Share Exchange, Tongyang Life Insurance Co., Ltd. engaged the following external experts (legal and accounting) to assist the Special Committee, which was established independently of management and the controlling shareholder, in order to promote the fairness of the transaction and protect minority shareholders.

Category	Firm	Date of Engagement	Engaged By	Principal Scope of Engagement	Term of Engagement
Legal advisor	Bae, Kim & Lee LLC	March 9, 2026	Tongyang Life Insurance Co., Ltd.	Legal advice regarding the Comprehensive Share Exchange and the establishment and operation of the Special Committee	March 9, 2026 until completion of the engagement
Accounting advisor	Samil PricewaterhouseCoopers	March 3, 2026	Tongyang Life Insurance Co., Ltd.	Evaluation and verification of the appropriateness of the Share Exchange ratio	March 3, 2026 until the earlier of (i) the delisting date or (ii) the date falling four months after the submission of the final report
Accounting advisor	Deloitte Anjin LLC	June 9, 2022	Tongyang Life Insurance Co., Ltd.	Independent revalidation of the objectivity and appropriateness of the Share Exchange ratio	June 9, 2026 until the earlier of (i) the delisting date or (ii) the date falling four months after the submission of the final report

ii) Reasons for the Engagement of Each External Advisor and Review of Their Independence

Tongyang Life Insurance Co., Ltd. determined that, because the appropriateness of the Share Exchange ratio was a key aspect of the Share Exchange, it was desirable to engage an external accounting advisor with the requisite expertise and credibility to conduct a comprehensive review of the Share Exchange ratio. The Company also determined that, in order to ensure procedural integrity, an independent legal advisor capable of reviewing compliance with applicable laws and regulations, as well as the fairness of the transaction terms and procedures, should be involved from the early stages of the transaction to provide consistent legal advice. Accordingly, after reviewing their independence and professional qualifications in light of the intent of the Ministry of Justice’s Guidelines, Tongyang Life Insurance Co., Ltd. engaged Samil PricewaterhouseCoopers and Bae, Kim & Lee LLC as its external advisors.

In addition, to independently revalidate the appropriateness of the Share Exchange consideration and the Share Exchange ratio, thereby addressing potential concerns regarding conflicts of interest in the determination of the transaction terms and strengthening protections for minority shareholders, Tongyang Life Insurance Co., Ltd. engaged Deloitte Anjin LLC as an additional external advisor on June 9, 2026.

In evaluating the independence of its external advisors, Tongyang Life Insurance Co., Ltd. considered, among other things: (i) whether, in the case of the accounting advisors, the firm had served as the Company’s external auditor; (ii) the existence and materiality of any prior advisory or other business relationships with the Company; (iii) the nature of the advisor’s relationship with the Company, including whether any of the advisor’s personnel concurrently served as officers or employees of the Company; (iv) whether the engagement professionals owned shares of the Company or the transaction counterparty; (v) whether any success fee or performance-based compensation was payable upon consummation of the Share Exchange; and (vi) whether the advisor would receive any direct or indirect economic benefit from the transaction counterparty. Based on this review, the Company determined that none of the three firms had any structural conflict of interest with either the Company or the transaction counterparty and therefore satisfied the applicable independence requirements. The Company also included express contractual provisions requiring the advisors to perform their services independently, thereby making every effort to safeguard their independence.

With respect to the accounting advisors, Tongyang Life Insurance Co., Ltd. was audited by Ernst & Young Han Young LLC from 2022 through 2024 and appointed Samjong KPMG as its external auditor for the 2025 through 2027 fiscal years. Woori Financial Group Inc. and its affiliates had been audited by Samjong KPMG during the three-year period from 2023 through 2025 and reappointed Samjong KPMG as their external auditor for the 2026 through 2028 fiscal years.

Given that the accounting firms capable of performing valuations of insurance companies are generally limited to the major accounting firms, Samil PricewaterhouseCoopers and Deloitte Anjin LLC were appointed as independent external experts because neither firm had recently served as the external auditor of either party or any of their respective affiliates, and therefore the potential for conflicts of interest was considered to be low. Although Samil PricewaterhouseCoopers had previously provided certain advisory services to the Company, the related fees represented an immaterial portion of the firm’s total revenues. In addition, none of its personnel concurrently served as officers or employees of the Company, neither the firm nor its personnel held shares of the Company and the firm was compensated through a fixed fee that was not contingent upon the consummation of the Share Exchange. Accordingly, Samil PricewaterhouseCoopers had no opportunity to receive any direct or indirect benefit based on the outcome of the transaction.

With respect to the legal advisor, the question of prior appointment as an external auditor was not applicable to Bae, Kim & Lee LLC. Although Bae, Kim & Lee LLC had previously provided certain legal advisory services to the Company, the related fees represented an immaterial portion of the firm’s total revenues. In addition, none of its personnel concurrently served as officers or employees of the Company, and neither the firm nor its personnel held shares of the Company. Although Bae, Kim & Lee LLC served as legal counsel with respect to the Share Exchange generally, the engagement agreement expressly required the firm to provide advice to the Special Committee independently of management and the controlling shareholder. Furthermore, because the firm’s compensation was not contingent upon the consummation of the Share Exchange, it had no opportunity to receive any direct or indirect benefit as a result of the transaction. Accordingly, the Company concluded that no conflict of interest was likely to arise in connection with the firm’s role in supporting and advising the Special Committee.

Meanwhile, taking into account comments received from shareholders and the supervisory authorities expressing concern regarding the potential for conflicts of interest in determining the terms of the Share Exchange, Tongyang Life Insurance Co., Ltd. concluded that it was appropriate to obtain an independent revalidation of the appropriateness of the exchange consideration and the share exchange ratio through a valuation firm that was separate and independent from the existing valuation advisor. Although this transaction involves a comprehensive share exchange between listed companies for which the applicable capital markets laws and regulations do not require an external valuation of the share exchange ratio, the Company determined to strengthen the protection of public shareholders and enhance the objectivity and explainability of the share exchange ratio by engaging an additional independent valuation firm, separate from Samil PricewaterhouseCoopers, to conduct an independent cross-check.

Accordingly, on June 4, 2026, Tongyang Life Insurance Co., Ltd. distributed requests for proposals to multiple accounting firms. Following receipt of proposals and selection of the valuation firm on June 8, 2026, execution of the engagement agreement and commencement of the engagement on June 9, 2026, the Company appointed Deloitte Anjin LLC as the additional independent valuation firm. Deloitte Anjin LLC issued its final valuation report on June 19, 2026. In selecting Deloitte Anjin LLC, Tongyang Life Insurance Co., Ltd. evaluated: (i) the firm’s independence and the absence of any special relationship or conflict of interest with the existing valuation advisor, the transaction parties, major shareholders or other advisors; (ii) its legal eligibility to serve as an external valuation firm under the applicable capital markets laws and regulations, including the absence of any statutory disqualifications; (iii) its valuation expertise and execution capabilities, including experience in mergers and acquisitions, share exchange transactions involving listed companies and valuations of financial institutions, as well as the availability of dedicated personnel; and (iv) its ability to issue the valuation report within the timetable for the amended registration statement, together with the adequacy of its internal review and quality control procedures. Based on this review, the Company determined that Deloitte Anjin LLC satisfied all of the foregoing criteria.

In assessing the independence of Deloitte Anjin LLC, Tongyang Life Insurance Co., Ltd. applied the same criteria used in reviewing the independence of Samil PricewaterhouseCoopers and Bae, Kim & Lee LLC, namely: (i) whether the firm had served as the Company’s external auditor; (ii) the existence and materiality of any prior advisory or other business relationships with the Company; (iii) whether any of the firm’s personnel concurrently served as officers or employees of the Company; (iv) whether the engagement professionals owned shares of the Company or the transaction counterparty; (v) whether any success fee or performance-based compensation was payable upon consummation of the Share Exchange; and (vi) whether the firm would receive any direct or indirect economic benefit from the transaction counterparty.

As a result of this review, the Company determined that Deloitte Anjin LLC had no structural conflict of interest with either the Company or the transaction counterparty and therefore satisfied the applicable independence requirements. In addition, because Deloitte Anjin LLC was compensated through a fixed fee that was not contingent upon the consummation of the Share Exchange, the Company concluded that the firm had no opportunity to receive any direct or indirect economic benefit based on the outcome of the transaction.

A summary of the results of the independence review is set forth below.

Review Area	Review Item	Samil PricewaterhouseCoopers	Bae, Kim & Lee LLC	Deloitte Anjin LLC
(1) Relationship with the Company	① Has not served as the Company’s external auditor during the past three years	Satisfied (Not applicable)	Satisfied (Not applicable)	Satisfied (Not applicable)
	② If the firm has provided advisory or other services to the Company during the past three years (other than in connection with the Share Exchange), the fees for such services are immaterial relative to the firm’s total advisory revenues	Satisfied (No impact)	Satisfied (No impact)	Satisfied (No impact)
	③ Is not currently engaged under any principal advisory agreement (including legal or management advisory services) that gives rise to a significant ongoing business relationship with the Company	Satisfied (Not applicable)	Satisfied (Not applicable)	Satisfied (Not applicable)
	④ No officer or employee of the Company has concurrently served, within the past two years or currently serves, as a full-time officer or employee of the external advisor	Satisfied (Not applicable)	Satisfied (Not applicable)	Satisfied (Not applicable)
	⑤ No other structural conflict of interest exists that would impair the external advisor’s ability to perform the engagement independently	Satisfied (Not applicable)	Satisfied (Not applicable)	Satisfied (Not applicable)
(2) Specific Interest in the Share Exchange	⑥ Neither the external advisor (firm) nor the engagement personnel directly owns shares of the Company or the transaction counterparty (Woori Financial Group Inc.)	Satisfied (Not applicable)	Satisfied (Not applicable)	Satisfied (Not applicable)
	⑦ None of the personnel assigned to the engagement is the spouse, lineal ascendant or lineal descendant of an executive officer of the Company or the transaction counterparty (Woori Financial Group Inc.)	Satisfied (Not applicable)	Satisfied (Not applicable)	Satisfied (Not applicable)
	⑧ No success fee or other performance-based compensation arrangement exists under which fees vary depending on the consummation of the Share Exchange	Satisfied (Not applicable)	Satisfied (Not applicable)	Satisfied (Not applicable)
	⑨ Will not receive any direct or indirect compensation or other economic benefit from the transaction counterparty (Woori Financial Group Inc.) in connection with the Share Exchange	Satisfied (Not applicable)	Satisfied (Not applicable)	Satisfied (Not applicable)

iii) Review of Professional Qualifications

Tongyang Life Insurance Co., Ltd. also assessed whether each of its external advisors possessed the requisite expertise to advise on the Share Exchange. With respect to the accounting advisors, the Company reviewed: (i) whether the firm had substantial experience in performing valuation analyses in connection with corporate restructuring transactions; (ii) whether the firm possessed expertise in valuing insurance companies and in applying multiple valuation methodologies; and (iii) whether the engagement professionals possessed appropriate professional qualifications and substantial practical experience. With respect to the legal advisor, the Company reviewed: (i) whether the firm had substantial experience advising on corporate governance restructuring transactions within financial groups, including comprehensive share exchanges; (ii) whether the firm possessed both theoretical and practical expertise in transactions involving the going-private of listed companies; and (iii) whether the engagement professionals had substantial practical experience in mergers and acquisitions and other related practice areas.

Samil PricewaterhouseCoopers, the largest accounting firm in Korea and the Korean member firm of the global PwC network, has extensive experience in providing fair value valuations, accounting advisory services and management consulting across a broad range of industries. The Company also noted that Samil PricewaterhouseCoopers possesses expertise in multiple valuation methodologies and has substantial experience performing valuation analyses in connection with corporate restructuring transactions, including comprehensive share exchanges and mergers between listed companies. In particular, Samil PricewaterhouseCoopers has extensive experience advising insurance companies, including with respect to the determination of the merger ratio for the merger of M Life Insurance and P Life Insurance, capital management advisory services for N Life Insurance and actuarial valuation services in connection with a rights offering by H Non-Life Insurance. In addition, the firm is able to assign engagement professionals with substantial experience. Accordingly, the Company concluded that Samil PricewaterhouseCoopers possessed the requisite expertise to advise on the Share Exchange.

Bae, Kim & Lee LLC, one of Korea’s leading full-service law firms, has extensive experience advising on corporate governance matters, corporate law, mergers and acquisitions and capital markets transactions. The Company noted that Bae, Kim & Lee LLC has advised on numerous comprehensive share exchange transactions, including the comprehensive share exchange undertaken to acquire full ownership of M Fire & Marine Insurance and M Securities by M Financial Group, the comprehensive share exchange between D Financial Group and D Life Insurance and the review of a comprehensive share exchange involving a subsidiary of S Securities. The Company further noted that Bae, Kim & Lee LLC possesses extensive theoretical and practical expertise in transactions involving the going-private of listed companies and has recently advised on numerous corporate governance restructuring transactions involving financial institutions. Accordingly, the Company concluded that the engagement professionals assigned by Bae, Kim & Lee LLC possessed sufficient practical experience and that the firm had the requisite expertise to provide legal advice in connection with the Share Exchange.

Deloitte Anjin LLC, one of Korea’s leading accounting firms and the Korean member firm of the global Deloitte network, has extensive experience in providing fair value valuations, financial advisory services and accounting advisory services across a wide range of industries. The Company also noted that Deloitte Anjin LLC has performed numerous valuation engagements in connection with corporate value assessments, share valuations and corporate restructuring transactions, including mergers, spin-offs and comprehensive share exchanges. In addition, Deloitte Anjin LLC has accumulated significant experience in advising on the valuation of insurance companies, capital management and financial strategy based on its extensive understanding of the financial services and insurance industries. The Company further concluded that Deloitte Anjin LLC possessed both the expertise and resources to assign professionals with substantial experience in the financial services and insurance sectors and, accordingly, had the requisite expertise and independence to advise on the Share Exchange.

A summary of the results of the professional qualifications review is set forth below.

[Accounting Advisor: Samil PricewaterhouseCoopers]
Sufficient experience in providing business valuation advisory services for corporate restructuring transactions, including comprehensive share exchanges and mergers between listed companies	Satisfied

Expertise in multiple business valuation methodologies applicable to listed companies and financial institutions	Satisfied
The engagement partner and lead professionals responsible for the engagement possess appropriate business valuation qualifications and at least five years of relevant practical experience	Satisfied

[Legal Advisor: Bae, Kim & Lee LLC]
Sufficient experience in providing legal advice on corporate governance restructuring transactions involving listed companies and financial institutions, including comprehensive share exchanges and mergers	Satisfied
Theoretical and practical expertise in going-private transactions involving listed companies and related legal disputes	Satisfied
The engagement partner and lead attorneys responsible for the engagement possess substantial expertise and practical experience in mergers and acquisitions and financial regulatory matters	Satisfied

[Accounting Advisor: Deloitte Anjin LLC]
Sufficient experience in providing business valuation advisory services for corporate restructuring transactions, including comprehensive share exchanges and mergers between listed companies	Satisfied
Expertise in multiple business valuation methodologies applicable to listed companies and financial institutions	Satisfied
The engagement partner and lead professionals responsible for the engagement possess appropriate business valuation qualifications and at least five years of relevant practical experience	Satisfied

(c) Review of the Independence of the Selection of a Single External Valuation Firm

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. recognized that the fairness of the transaction terms of the Share Exchange could have a material impact on the interests of minority shareholders. Accordingly, they determined that the valuation of the companies and verification of the share exchange ratio required an external valuation firm possessing the expertise necessary to conduct a systematic and reliable valuation.

In selecting an external valuation firm to verify the share exchange ratio, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. determined that appointing a single valuation firm, while implementing separate safeguards to ensure the independence of both the valuation firm and the valuation process, would provide a fairer and more efficient means of verifying the share exchange ratio than appointing multiple valuation firms.

The selected external valuation firm, Samil PricewaterhouseCoopers, was engaged under a fixed-fee arrangement, such that its compensation was not contingent upon the successful completion of the Share Exchange. The fees payable for the valuation services were shared equally between Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. As a result, Samil PricewaterhouseCoopers had no economic incentive to perform the valuation in a manner favorable to either party, thereby ensuring its independence in this respect.

In valuing Woori Financial Group Inc., a pure holding company with numerous financial institution subsidiaries, and Tongyang Life Insurance Co., Ltd., one of its consolidated subsidiaries, it was considered preferable for a single valuation firm to perform the valuation in order to establish consistent and uniform valuation standards. This approach was viewed as particularly beneficial in addressing matters involving evaluator judgment, including the application of industry-specific considerations for each subsidiary and the selection of reasonable assumptions and valuation premises, thereby enhancing the fairness and appropriateness of the valuation.

With respect to the legal issues that Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. were required to consider in connection with implementing the Share Exchange, including compliance with applicable procedures and the directors duties of care and loyalty, the two companies could have differing legal positions and interests. Accordingly, it was considered appropriate for each company to retain separate legal counsel to provide legal advice from the perspective of that company and to address its respective legal risks. However, with respect to the valuation, it was determined that, provided the valuation firm maintained an objective and neutral position between the parties, applying consistent and uniform valuation standards through a single valuation firm would better ensure the reliability and appropriateness of the valuation.

The companies also considered that strict confidentiality was essential because any leakage of information relating to the Share Exchange prior to determining the exchange consideration based on market prices could influence the market price of the shares and thereby impair the fairness of the determination of the exchange consideration. This consideration also supported the decision to appoint a single valuation firm rather than multiple valuation firms.

Meanwhile, consideration was given to the practical circumstance in Korea that only a limited number of valuation firms possess the capability to value both financial holding companies and insurance companies. The companies also considered that the Ministry of Justice’s Guidelines on Directors’ Conduct in Corporate Reorganizations acknowledge that, for the same reason, it may not be appropriate to recommend that multiple advisory firms be retained in all cases.

As described above, each company independently verified the evaluations and review findings of the accounting firms and law firms so that the valuation review relating to the exchange ratio and the review of legal issues could be conducted from a more independent perspective. In particular, because a comprehensive share exchange between affiliated companies is generally regarded as a transaction type involving a significant potential for conflicts of interest, each company separately engaged external advisors in order to maximize independence and fairness.

(2) Whether the External Legal Advisors Reviewed Whether the Companies Complied with the Procedures Required by Applicable Laws in Connection with the Comprehensive Share Exchange, the Legitimacy of the Transaction Purpose, the Fairness of the Transaction Terms and the Appropriateness of the Transaction Procedures

[Woori Financial Group Inc.]

Kim & Chang, legal counsel to Woori Financial Group Inc., conducted a comprehensive legal review of the proposed comprehensive share exchange, including whether the Company complied with the procedures required under applicable laws and regulations, the legitimacy of the transaction purpose, the fairness of the transaction terms, and the appropriateness of the transaction procedures. In conducting its legal review, Kim & Chang requested from Woori Financial Group Inc. the information it considered necessary for its review and received comprehensive responses from the Company. Based on the information provided, Kim & Chang submitted its opinions to the Special Committee.

The following are illustrative examples of the information requests made by Kim & Chang.

Business Necessity
The purpose of the Share Exchange and the rationale for acquiring 100% ownership of Tongyang Life Insurance Co., Ltd., notwithstanding Woori Financial Group Inc.’s existing controlling interest.
The expected benefits of making Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary.
Alternative methods available to achieve full ownership of Tongyang Life Insurance Co., Ltd.
The anticipated impact and effects of the Share Exchange on the management, financial condition and business operations of Woori Financial Group Inc.
Any post-transaction restructuring plans that may be considered following the Share Exchange.
Whether Tongyang Life Insurance Co., Ltd. requested any specific conditions as a prerequisite to, or consideration for, the Share Exchange.

Fairness of the Transaction Terms
Whether the reference market price appropriately reflected the current value of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd.
Whether there were any circumstances suggesting that the share price of either party had been abnormally affected at the time the Share Exchange was approved.
The methodology used to verify the appropriateness of the Share Exchange ratio.
Whether any special circumstances existed that would justify the application of a discount or premium, or whether Tongyang Life Insurance Co., Ltd. had requested such an adjustment.
Procedural Appropriateness
Presentation materials and minutes of the meetings of the Board of Directors and the Special Committee.
Internal memoranda and draft documents prepared by the responsible departments.
The proposed transaction timetable, procedures and supporting rationale.
Directors’ Fiduciary Duty to Shareholders
The composition of the Special Committee and the criteria and process used for selecting its members.
The criteria and process for selecting the other external advisors and the measures implemented to ensure their independence.

The review activities undertaken by Kim & Chang, as external legal advisor, and a summary of its findings are set forth below.

(a) Specific Review Activities

Date	Review Activities
January 30, 2026 – March 31, 2026.	Conducted a preliminary review of the legal issues relating to the Share Exchange.
April 1, 2026	Attended and participated in the meeting of the Special Committee of Woori Financial Group Inc. in connection with the Share Exchange and provided an overview of the Ministry of Justice’s Guidelines on Directors’ Standards of Conduct and directors’ fiduciary duty to shareholders.
April 2, 2026 – April 21, 2026	Reviewed the deliberations and progress of the Special Committee.
Reviewed the legality of the Share Exchange and matters relating to directors’ fiduciary duty to shareholders, and prepared a legal opinion.
April 22, 2026 – April 24, 2026	Reviewed the draft Share Exchange Agreement and other transaction documents.

The information requested by Kim & Chang from Woori Financial Group Inc., together with the number of professionals assigned to the engagement and the total hours devoted to the engagement, are summarized below.

Item	Description
Information Requested from the Company	Presentation materials for meetings of the Board of Directors and the Special Committee
Minutes of meetings of the Board of Directors and the Special Committee
Internal reports relating to the Share Exchange
Other information responsive to the foregoing requests
Number of Professionals Assigned	9
Total Hours Worked	335.3 hours

(b) Summary of Review

Kim & Chang’s principal conclusions with respect to the Share Exchange, from the perspective of Woori Financial Group Inc. and its shareholders, are summarized below.

i) Legitimacy of this transaction Purpose

If Woori Financial Group Inc. acquires 100% ownership of Tongyang Life Insurance Co., Ltd., the Group will be able to retain all earnings generated by Tongyang Life Insurance Co., Ltd. within the Group, thereby enhancing shareholder value. Full ownership would also facilitate more efficient and timely decision-making, strengthen the Group’s control over Tongyang Life Insurance Co., Ltd. and its subsidiaries, simplify and improve the efficiency of the Group’s corporate governance structure and enhance the competitiveness of Woori Financial Group Inc. as a financial holding company. Accordingly, the Share Exchange may reasonably be regarded as serving a legitimate business purpose.

ii) Fairness of this transaction Terms

Under the FSCMA, the Share Exchange ratio and the Share Exchange consideration must be determined in accordance with the applicable statutory requirements. Provided that, at the time the Board of Directors approves the Share Exchange, there are no circumstances indicating that the market price of Woori Financial Group Inc.’s shares is abnormally undervalued relative to its intrinsic value or ordinary trading level, or that the market price of Tongyang Life Insurance Co., Ltd.’s shares is abnormally overvalued, and provided further that the appropriateness of the Share Exchange ratio has been carefully reviewed with the assistance of an independent accounting firm, the Share Exchange ratio may be regarded as fair.

iii) Procedural Appropriateness

A comprehensive share exchange is a transaction expressly permitted under the KCC. Accordingly, if the Share Exchange is carried out in accordance with the procedures and requirements prescribed by applicable law and the Board of Directors and the relevant committee are provided with sufficient information and engage in appropriate deliberations regarding the business necessity of the transaction and the fairness of the transaction terms before making their decision, the transaction should not present any procedural concerns.

From the perspective of compliance with directors’ fiduciary duty to shareholders, Kim & Chang also concluded that appropriate procedures had been followed. In particular, the Company established a Special Committee composed entirely of outside directors possessing the requisite expertise and independence, thoroughly reviewed the various aspects of the transaction, held three in-person meetings during which the Special Committee engaged in substantive and detailed discussions with its external advisors and maintained appropriate documentation of its deliberations and decision-making process.

(c) Views Regarding Potential Conflicts of Interest

i) Whether Potential Conflicts of Interest Have Been Adequately Addressed

The Share Exchange is a share-for-share transaction in which the shareholders of Tongyang Life Insurance Co., Ltd. will transfer their shares of Tongyang Life Insurance Co., Ltd. to Woori Financial Group Inc. and, in consideration therefor, receive newly issued shares of Woori Financial Group Inc. based on the Share Exchange ratio determined in accordance with the applicable provisions of the FSCMA and other applicable laws and regulations. Because Woori Financial Group Inc. does not have a controlling shareholder, the transaction is structurally unlikely to give rise to circumstances in which the Company’s assets or value are improperly transferred, resulting in a conflict of interest between the Company and its shareholders, or in which transaction terms favor a controlling shareholder at the expense of minority shareholders.

In particular, Woori Financial Group Inc. will acquire full ownership of Tongyang Life Insurance Co., Ltd. through a simplified small-scale comprehensive share exchange permitted under the KCC without any cash outflow. The transaction is also intended to eliminate the dual listing of Woori Financial Group Inc. and its subsidiary, Tongyang Life Insurance Co., Ltd., and to eliminate the costs and burdens associated with maintaining Tongyang Life Insurance Co., Ltd.’s listing. Accordingly, Kim & Chang concluded that the transaction does not, by its structure, present material conflict-of-interest concerns.

Accordingly, Kim & Chang concluded that the Share Exchange is unlikely to involve either (i) a conflict of interest between Woori Financial Group Inc. and its shareholders or (ii) a conflict of interest between a controlling shareholder of Woori Financial Group Inc. and its minority shareholders.

ii) Whether Concerns Regarding Potential Harm to Shareholder Interests Have Been Adequately Addressed

From the perspective of Woori Financial Group Inc.’s shareholders, the Share Exchange enables Woori Financial Group Inc. to acquire full ownership of Tongyang Life Insurance Co., Ltd. without any cash outflow. In addition, because the transaction qualifies as a small-scale share exchange, the resulting dilution of the voting interests of existing shareholders is expected to be minimal. Accordingly, Kim & Chang concluded that the Share Exchange is unlikely to materially prejudice the interests of Woori Financial Group Inc.’s shareholders.

Although existing shareholders of Woori Financial Group Inc. will experience dilution as a result of the issuance of new shares in the Share Exchange, Kim & Chang concluded that the transaction does not unfairly prejudice minority shareholders for the following reasons:

① The Share Exchange consideration determined using the statutory reference market price methodology under the FSCMA, and the resulting Share Exchange ratio, fall within the range produced by generally accepted valuation methodologies. Accordingly, there is no basis to conclude that the Share Exchange ratio is unfair to either party. Kim & Chang further concluded that applying a premium in the absence of objectively identifiable circumstances would instead give rise to concerns regarding arbitrariness and could provoke shareholder opposition. Therefore, applying the statutory reference market price without adjustment represents the most neutral approach.

Although the FSCMA permits the application of a premium or discount of up to ±10% to the reference market price in comprehensive share exchanges between affiliated companies, the reference market price reflects all publicly available information, market supply and demand and investor expectations regarding both companies. In addition, it is determined based on the period-average (arithmetic average of the preceding date, one week, one month), thereby mitigating the effect of short-term market volatility. Accordingly, absent unusual circumstances such as extraordinary price movements caused by short-term market events, Kim & Chang concluded that the reference market price should not be adjusted in order to preserve market acceptability.

Accordingly, given that the share exchange ratio so determined (based on the reference market price) is clear from both a legal and procedural standpoint, Kim & Chang concluded that, unless the basis for applying a premium or discount—and the magnitude of such adjustment—could be objectively justified and explained through a clear methodology, any such adjustment would likely make it more difficult to obtain the support of shareholders adversely affected by the adjustment and could generate additional controversy. Therefore, Kim & Chang concluded that determining the Share Exchange ratio based on the unadjusted reference market price represents the most neutral and objectively supportable approach.

② To enhance shareholder value, Woori Financial Group Inc. planned to repurchase treasury shares in an aggregate amount of KRW 200 billion during the period from February 10, 2026 to June 10, 2026. As of June 5, 2026, the Company had completed the repurchase of 5,986,638 treasury shares (To minimize potential conflicts of interest, no repurchases were made during the period from March 24, 2026 through April 23, 2026, which corresponded to the period used in determining the share exchange ratio). Following the public announcement on June 10, 2026 of the Board’s decision to cancel the repurchased treasury shares, all 5,986,638 shares repurchased for an aggregate amount of KRW 200 billion were canceled on June 18, 2026. In addition, over the medium to long term, the anticipated synergies from making Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary—including improved group profitability, a strengthened insurance portfolio and the elimination of costs associated with maintaining dual listings—are expected to enhance shareholder value to an extent that exceeds the dilution resulting from the issuance of new shares. Furthermore, shareholders of Tongyang Life Insurance Co., Ltd. will not simply lose their status as shareholders of a listed company; rather, they will become shareholders of Woori Financial Group Inc. and will continue their investment through Woori Financial Group Inc. Accordingly, Kim & Chang concluded that the structure of the transaction does not favor or disadvantage any particular group of shareholders.

iii) Basis for the Conclusion that the Share Exchange Ratio Is Fair

The share exchange ratio between listed companies must be determined in accordance with the applicable capital markets laws and regulations. Although the applicable regulations permit the application of a premium or discount of up to 10%, Kim & Chang concluded that an arbitrary premium or discount could instead disadvantage certain shareholders. Accordingly, because Woori Financial Group Inc. determined the share exchange ratio based on the unadjusted market price in order to protect the interests of its shareholders while appropriately balancing the respective interests of the shareholders of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., Kim & Chang concluded that the resulting share exchange ratio should not be regarded as unfair.

iv) Review of the Appropriateness of the Measures Adopted by Woori Financial Group Inc. to Enhance the Fairness of this transaction

To enhance the fairness of the Share Exchange, Woori Financial Group Inc. established a Special Committee composed exclusively of outside directors and obtained reviews from independent external legal and accounting advisors, the results of which were reported to the Special Committee. Through three meetings, the Special Committee conducted detailed deliberations regarding the necessity and purpose of the Share Exchange from the perspective of Woori Financial Group Inc., the transaction terms, including the share exchange ratio, and the impact of the transaction on shareholders. The Special Committee also compared the proposed share exchange with alternative methods by which Woori Financial Group Inc. could acquire full ownership of Tongyang Life Insurance Co., Ltd., including individual negotiations with shareholders, a tender offer and the statutory squeeze-out procedure available to controlling shareholders under the KCC, and concluded that a share-for-share comprehensive share exchange was the most appropriate alternative for Woori Financial Group Inc.

In addition, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. engaged independent external experts, including accounting firms, to conduct a comprehensive review of the appropriateness of the share exchange ratio using multiple valuation methodologies, and confirmed that the market price-based share exchange ratio was not unfair. Furthermore, in order to facilitate the Share Exchange with Tongyang Life Insurance Co., Ltd., the Board of Directors of Woori Financial Group Inc. carefully considered and responded to inquiries from the Special Committee of Tongyang Life Insurance Co., Ltd. (the possibility of applying a premium in determining the share exchange ratio, the practical short-, medium- and long-term benefits that minority shareholders of Tongyang Life Insurance Co., Ltd. could expect to receive by participating in the Share Exchange at the current time). Woori Financial Group Inc. also made substantial efforts to satisfy the directors’ fiduciary duty to shareholders by providing shareholders with comprehensive information regarding the Share Exchange. In light of the foregoing, Kim & Chang concluded that Woori Financial Group Inc. adopted appropriate measures, within the scope permitted under applicable law, to enhance the fairness of the Share Exchange.

[Tongyang Life Insurance Co., Ltd.]

Tongyang Life Insurance Co., Ltd.’s legal counsel, Bae, Kim & Lee LLC, conducted a comprehensive legal review of the Share Exchange, including whether the Company had complied with all procedures required under applicable laws and regulations, the legitimacy of the purpose of the transaction, the fairness of the transaction terms and the propriety of the transaction procedures.

(a) Summary of Activities

The principal activities performed by Bae, Kim & Lee LLC, which was appointed as legal counsel to the Special Committee of Tongyang Life Insurance Co., Ltd. in connection with the Share Exchange, are summarized below.

Date	Activities
March 17 – April 6, 2026	Advised on the necessity for, and the establishment, operation and key considerations relating to, the Special Committee.
Provided legal advice regarding the detailed structure and operation of the Special Committee, including consultations with the outside directors and the Board of Directors concerning its establishment.
Reviewed the Special Committee operating rules and checklist and provided legal advice regarding the selection of Special Committee members.
Reviewed the proposed schedule and agenda for the Special Committee.

April 7 – April 8, 2026	Requested information and factual materials necessary for the legal review, including information regarding
(background of the Share Exchange; the Company’s business operations and future business plans; the historical performance and outlook of the share prices of the parties; the proposed external valuation process; the proposed treatment of Tongyang Life Insurance Co., Ltd.’s treasury shares; and shareholder communication plans)
April 9, 2026	Attended the first meeting of the Special Committee and reviewed questions raised by the committee members regarding the Share Exchange, including the methodology for determining the reference market price and precedents involving discounts or premiums.
April 9 – April 13, 2026	Conducted a legal review (the necessity for the Share Exchange, the methodology for determining the share exchange ratio under the applicable capital markets laws and regulations and the procedural propriety of the Share Exchange).
April 14, 2026	Attended the second meeting of the Special Committee and reported the results of the legal review.
April 14 – April 19, 2026	Conducted additional legal analysis of issues raised during the second meeting of the Special Committee (cancellation of existing treasury shares as a minority shareholder protection measure, the appropriateness of the appraisal rights exercise period and the appropriateness of applying a premium).
Prepared a legal opinion (legitimacy of the transaction purpose, the fairness of the transaction terms, the procedural propriety of the transaction and the appropriateness of the proposed minority shareholder protection measures).
April 20, 2026	Attended the third meeting of the Special Committee, reported the results of the additional legal review and provided a draft legal opinion.
April 20 – April 24, 2026	Conducted additional legal analysis of issues raised during the third meeting of the Special Committee (shareholder disclosure measures and initiatives to enhance shareholder value for public shareholders following the Share Exchange).
Delivered the final legal opinion and reviewed the proposed Board materials (to confirm that the Special Committee’s recommendations had been appropriately reflected).
April 24 – April 30, 2026	Conducted a legal review of the shareholder communication plan and the agenda for the first shareholder meeting.
May 6, 2026	Attended the first shareholder meeting and provided legal advice in response to the principal questions raised by shareholders.
May 27 – June 10, 2026	Conducted a legal review of additional measures to enhance the fairness of the transaction (holding an additional shareholder meeting and engaging an additional independent valuation firm).
June 15 – June 23, 2026	Provided legal advice regarding the agenda for the second shareholder meeting and the fourth meeting of the Special Committee, and conducted a legal review of additional measures to protect minority shareholders.
June 22, 2026	Attended the second shareholder meeting and provided legal advice in response to the principal questions raised by shareholders.
June 23, 2026	Attended the fourth meeting of the Special Committee and presented its views, from a shareholder protection perspective, on the re-evaluation of the Share Exchange.
June 24 – June 30, 2026	Provided a supplemental legal opinion in response to additional review requests following the fourth meeting of the Special Committee (a reassessment of the appropriateness of the share exchange ratio and the treatment of treasury shares, as well as the permissibility of increasing the expected appraisal rights purchase price).
July 1, 2026	Attended the fifth meeting of the Special Committee and presented its opinion regarding the proposed increase in the expected appraisal rights purchase price.
July 2, 2026	Reviewed the proposed Board materials (to confirm that the Special Committee’s recommendations had been appropriately reflected).

Note) The foregoing summarizes the activities relating to the establishment and operation of the Special Committee.

The principal activities performed by Bae, Kim & Lee LLC, the information it requested from Tongyang Life Insurance Co., Ltd., and the number of professionals engaged and total hours devoted to the engagement are summarized below.

Item	Bae, Kim & Lee LLC
Principal Activities	Provided legal advice regarding the establishment, operation and timing of the Special Committee
Conducted and reported the results of legal reviews (reviews of issues considered by the Special Committee).
Prepared and delivered legal opinions.

Information Requested from the Company	All internal reports relating to the Share Exchange.
The Special Committee operating rules and committee member appointment agreements.
Agenda materials and minutes for each meeting of the Special Committee.
Materials regarding the Company’s share price performance and outlook, and the Company’s valuation materials.
Number of Professionals Assigned	5
Total Hours Worked	221 hours

Note) The foregoing summarizes the activities relating to the establishment and operation of the Special Committee.

(b) Summary of Review

Bae, Kim & Lee LLC’s principal conclusions with respect to the Share Exchange, from the perspective of Tongyang Life Insurance Co., Ltd. and its shareholders, are summarized below.

In a comprehensive share exchange, depending on the share exchange ratio, (i) the value of the shares held by the public shareholders of the company becoming a wholly owned subsidiary may not be appropriately reflected, thereby raising concerns regarding the protection of the interests of all shareholders, and (ii) if the interests of the controlling shareholder influence the determination of the share exchange ratio, the rights and interests of minority shareholders may be materially prejudiced. Accordingly, it is necessary to examine whether alternative transaction structures are available, whether the transaction terms are substantively fair and whether the transaction procedures are conducted in a fair manner.

Bae, Kim & Lee LLC concluded that the Share Exchange (i) serves a legitimate business purpose, (ii) is fair from both a procedural and substantive perspective and (iii) has been implemented through appropriate procedures that adequately address potential conflicts of interest among shareholders.

i) Legitimacy of the Transaction Purpose

Tongyang Life Insurance Co., Ltd. has been considering various long-term strategies to strengthen its competitiveness, including expanding into new business areas, such as healthcare-related businesses, with the support of the Group and achieving economies of scale through integration with other insurance affiliates. In this context, Bae, Kim & Lee LLC concluded that making Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary and delisting it through the Share Exchange is necessary as a preliminary step to facilitate the prompt implementation of management strategies and timely support from the Group.

In addition, because the Share Exchange will eliminate the dual-listing structure between Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc., it is expected to enhance the corporate value of both companies.

Bae, Kim & Lee LLC further noted that it is uncertain whether these strategic and business objectives could be achieved through alternative restructuring methods, such as a merger, and concluded that the Share Exchange is consistent with the broader policy direction of financial holding company restructurings aimed at eliminating dual listings. Accordingly, the Share Exchange was considered necessary and in the interests of Tongyang Life Insurance Co., Ltd. and all of its shareholders.

ii) Fairness of the Transaction Terms

Because the Share Exchange is a transaction between two listed companies, the Share Exchange consideration is determined based on publicly available market prices in accordance with the FSCMA and the share exchange ratio is determined by comparing the relative values of the two companies. Accordingly, absent extraordinary circumstances, such as the market prices used in determining the statutory reference market prices being based on false information or affected by market manipulation or other improper means, Bae, Kim & Lee LLC concluded that the share exchange ratio determined pursuant to the applicable capital markets laws and regulations should be regarded as fair.

According to Samil PwC, compared with companies operating in similar industries, Tongyang Life Insurance Co., Ltd. has continued to trade at a relatively higher price-to-book ratio (“P/B ratio”) following its acquisition by Woori Financial Group Inc., whereas Woori Financial Group Inc.’s shares have traded at P/B ratios comparable to or lower than those of other financial holding companies, reflecting, among other things, the limitations of its business portfolio. Accordingly, Samil PwC concluded that the Share Exchange is not expected to disadvantage the shareholders of Tongyang Life Insurance Co., Ltd. or otherwise impair the equitable treatment of all shareholders.

Samil PwC also determined the relative valuation ranges of the two companies using multiple valuation methodologies. Under the intrinsic value approach, it valued Woori Financial Group Inc. using the Discounted Cash Flow(DCF) methodology and valued Tongyang Life Insurance Co., Ltd. using the Market Value Surplus(MVS) methodology, resulting in an implied share exchange ratio range of 1:0.1386978 to 1:0.3167038. Under the market approach, it derived a relative valuation range of 1:0.1541774 to 1:0.2094516 based on the relative market prices of the two companies during the period from the end of December 2025 through mid-April 2026.

As of April 23, 2026, the share exchange ratio calculated under the statutory reference market price methodology pursuant to the FSCMA was 1:0.2521056. This ratio falls within the upper end of the range derived under the intrinsic value approach and exceeds the range derived under the market approach. Accordingly, Bae, Kim & Lee LLC concluded that the statutory share exchange ratio reflects a relatively higher valuation of Tongyang Life Insurance Co., Ltd. and is therefore more favorable to the shareholders of Tongyang Life Insurance Co., Ltd.

iii) Procedural Appropriateness

Tongyang Life Insurance Co., Ltd. plans to implement the Share Exchange in accordance with the procedures prescribed under the KCC, the FSCMA and other applicable laws and regulations, including approval by the Board of Directors, execution of the Share Exchange Agreement and approval by the shareholders at a general meeting. Accordingly, Bae, Kim & Lee LLC concluded that the transaction is unlikely to present any material procedural issues from a legal compliance perspective.

Bae, Kim & Lee LLC noted, however, that one of the directors of Tongyang Life Insurance Co., Ltd., Jeong-soo Lee, a non-standing director, concurrently serves as an executive officer (who is not a registered director) of Woori Financial Group Inc., the counterparty to the transaction. Although the mere fact that an individual concurrently serves as an executive officer, rather than as a representative director, does not necessarily constitute a special interest in the Share Exchange, Tongyang Life Insurance Co., Ltd. imposed voting restrictions on the director in order to prevent any potential conflict of interest and further enhance the procedural integrity of the transaction.

Meanwhile Tongyang Life Insurance Co., Ltd. intends to provide appraisal rights to shareholders who dissent from the Share Exchange at the purchase price determined in accordance with the applicable capital markets laws and regulations. Bae, Kim & Lee LLC concluded that this approach is consistent with the purpose of the applicable laws governing appraisal rights, taking into account that (i) Tongyang Life Insurance Co., Ltd. has a large number of minority shareholders, making individual price negotiations impracticable, (ii) the same purchase price should be applied to all dissenting shareholders in the interest of equal treatment and (iii) the statutory appraisal rights purchase price, when evaluated on the basis of the Company’s price-to-book ratio reflecting its shareholders’ equity, cannot be regarded as less favorable than the historical acquisition price.

(c) Overall Opinion of Bae, Kim & Lee LLC

i) Whether Potential Conflicts of Interest Have Been Adequately Addressed

The share exchange ratio between listed companies is determined on the basis of objectively established market prices in accordance with the applicable capital markets laws and regulations. Tongyang Life Insurance Co., Ltd. established a Special Committee, engaged independent external experts and obtained a separate valuation of the appropriate share exchange ratio. Because the share exchange ratio adopted in the transaction was confirmed to be appropriate when compared with the results of the independent valuation, Bae, Kim & Lee LLC concluded that concerns regarding conflicts of interest in connection with the determination of the share exchange ratio and the procedural fairness of the transaction had been adequately addressed.

Bae, Kim & Lee LLC also noted that Tongyang Life Insurance Co., Ltd. faces structural challenges in responding to the rapidly changing environment of the insurance industry and may be required to raise additional capital following the implementation of the Basic Capital K-ICS (Korean Insurance Capital Standard) ratio requirements beginning in 2027. Under the Company’s current ownership structure, which includes a large number of minority shareholders, it may be difficult to pursue capital-raising initiatives because of concerns regarding shareholder dilution.

In addition, following the adoption of IFRS 17 and the introduction of the policyholder dividend reserve system, Tongyang Life Insurance Co., Ltd. has insufficient distributable profits under the KCC and is therefore expected to face restrictions on shareholder dividends for a certain period. As a result, the Company may face additional constraints in making business decisions that could adversely affect shareholders in the short term. Bae, Kim & Lee LLC concluded that, by establishing a single-shareholder ownership structure through the Share Exchange, Tongyang Life Insurance Co., Ltd. would be able to substantially reduce potential conflicts of interest among shareholders that could otherwise arise in implementing its business strategies.

ii) Whether Concerns Regarding Potential Harm to Shareholder Interests Have Been Adequately Addressed

Shareholders of Tongyang Life Insurance Co., Ltd. may raise concerns that their interests could be adversely affected because they will cease to hold shareholder status in Tongyang Life Insurance Co., Ltd. following the Share Exchange. However, the Share Exchange will not be effected through the payment of cash consideration. Instead, newly issued shares of Woori Financial Group Inc., a listed company, will be delivered to the shareholders of Tongyang Life Insurance Co., Ltd. As a result, the shareholders of Tongyang Life Insurance Co., Ltd. will become shareholders of Woori Financial Group Inc. and will continue to participate in the overall enterprise value of the Woori Financial Group, including Tongyang Life Insurance Co., Ltd.

Accordingly, the effects of the Share Exchange are distinguishable from those of a cash-out going-private transaction, in which shareholders ultimately lose their status as shareholders of a listed company. Through the Share Exchange, shareholders will continue to have the opportunity to benefit from any future appreciation in the value of Woori Financial Group Inc. In particular, according to the accounting advisor, the shares of Woori Financial Group Inc. are more liquid than the shares of Tongyang Life Insurance Co., Ltd., and, in light of Woori Financial Group Inc.’s shareholder-friendly capital return policy, shareholder value is expected to increase over the medium to long term. Accordingly, the shares of Woori Financial Group Inc. are also considered to have greater potential for price appreciation.

Furthermore, given the dispersed ownership structure of Woori Financial Group Inc., it is difficult to conclude that the equity value (or voting power) of the public shareholders will be diluted as a result of the Share Exchange. In addition, shareholders who oppose the Share Exchange have the alternative of exercising their appraisal rights or monetizing their shares by selling them on the Korea Exchange prior to the effective date of the Share Exchange. In light of these considerations, the Share Exchange is not expected to prejudice the interests of the public shareholders of Tongyang Life Insurance Co., Ltd.

iii) Basis for the Conclusion that the Share Exchange Ratio Is Fair

Recognizing that the share exchange ratio could give rise to potential conflicts of interest between the controlling shareholder and the public shareholders of Tongyang Life Insurance Co., Ltd., the Special Committee conducted a thorough review of the fairness of the share exchange ratio. Although an independent external valuation is not required under the FSCMA where the Share Exchange consideration is determined based on the statutory reference market price methodology, because that methodology already reflects objectively established market values, the Special Committee nevertheless engaged an independent accounting advisor to conduct an additional valuation to verify the appropriateness of the share exchange ratio.

In particular, the Special Committee carefully reviewed the historical share price performance of both companies because selecting a valuation date at which Woori Financial Group Inc.’s shares were relatively overvalued and Tongyang Life Insurance Co., Ltd.’s shares were relatively undervalued could have resulted in an exchange ratio favorable to the controlling shareholder and detrimental to the public shareholders of Tongyang Life Insurance Co., Ltd. As discussed above, the accounting advisor concluded, based on a comparison of each company’s price-to-book ratio, that the share exchange ratio determined using the statutory reference market price methodology was not particularly disadvantageous to the shareholders of Tongyang Life Insurance Co., Ltd. and that Woori Financial Group Inc.’s shares also had meaningful upside potential.

Accordingly, the Special Committee of Tongyang Life Insurance Co., Ltd. concluded that the share exchange ratio determined in accordance with the applicable capital markets laws and regulations was not unfair to the public shareholders of Tongyang Life Insurance Co., Ltd. In addition, prior to the Share Exchange, Tongyang Life Insurance Co., Ltd. canceled all 5,296,004 treasury shares that it held (representing approximately 3.28% of its outstanding shares). The cancellation of the treasury shares was approved simultaneously with the Board’s approval of the Share Exchange in order to avoid unnecessary controversy. Accordingly, while the cancellation did not affect the share exchange ratio, it prevented those treasury shares from receiving newly issued shares of Woori Financial Group Inc., thereby mitigating potential dilution of shareholder value.

In addition, the Special Committee also requested that the Special Committee of Woori Financial Group Inc. consider applying a premium to the Share Exchange consideration for the benefit of the public shareholders of Tongyang Life Insurance Co., Ltd. After considering that the facts and circumstances of the Share Exchange differed from prior precedents involving premiums or discounts and that the prevailing share price trends did not place the shareholders of Tongyang Life Insurance Co., Ltd. at a particular disadvantage, the Special Committee accepted the decision of the Special Committee of Woori Financial Group Inc. not to apply a premium.

In conclusion, the Special Committee of Tongyang Life Insurance Co., Ltd. believes that it has made reasonable efforts to enhance the fairness of the share exchange ratio and to protect the rights and interests of the shareholders of Tongyang Life Insurance Co., Ltd. Accordingly, the Special Committee has determined that the Share Exchange has been conducted on a fair basis.

iv) Review of the Appropriateness of the Fairness Enhancement Measures Adopted by Tongyang Life Insurance Co., Ltd.

After reviewing the Ministry of Justice’s Guidelines on Directors’ Standards of Conduct, Tongyang Life Insurance Co., Ltd. determined to implement additional fairness enhancement measures beyond the general standards applicable to directors by establishing a Special Committee and engaging independent external experts. Accordingly, a Special Committee consisting of three independent outside directors and one external accounting expert was established to review the Share Exchange. Through ongoing consultations with its legal and accounting advisors and three intensive meetings, the members of the Special Committee conducted extensive deliberations and careful consideration of the Share Exchange.

The Board of Directors of Tongyang Life Insurance Co., Ltd. made its decisions regarding the Share Exchange after giving due consideration to the recommendations of the Special Committee. Accordingly, Bae, Kim & Lee LLC concluded that the Company’s fairness enhancement measures through the operation of the Special Committee were effectively implemented. In addition, in response to the Special Committee’s recommendations regarding the protection of minority shareholders, Tongyang Life Insurance Co., Ltd. established a dedicated FAQ section on its website, provided detailed explanations regarding the background, procedures and expected shareholder impact of the Share Exchange, presented key transaction dates and each shareholder’s estimated number of exchange shares in an accessible format and enhanced shareholders’ access to information necessary for informed decision-making, including public disclosures and securities analysts’ reports. The Company also held shareholder meetings to communicate with public shareholders. Bae, Kim & Lee LLC therefore concluded that Tongyang Life Insurance Co., Ltd. made reasonable efforts to provide comprehensive information to shareholders and adopted appropriate procedural measures to comply with directors’ fiduciary duty to shareholders.

v) Review of the Measures to Protect the Public Shareholders of Tongyang Life Insurance Co., Ltd. Following the Shareholder Meetings

Following the second shareholder meeting, Tongyang Life Insurance Co., Ltd., taking into account the views expressed by public shareholders and the purpose of the Financial Supervisory Service’s request for amendment, conducted an additional review as to whether the expected appraisal rights purchase price for public shareholders dissenting from the Share Exchange should be increased. In this connection, the Special Committee requested that its legal counsel, Bae, Kim & Lee LLC, review the permissibility under applicable law of increasing the expected appraisal rights purchase price, the objective basis for determining the amount of any increase, the fairness among shareholders and the potential impact on the Company’s financial soundness and the stability of the Share Exchange.

Bae, Kim & Lee LLC advised that, although the current expected appraisal rights purchase price of KRW 8,505 had been determined in accordance with the pricing methodology prescribed under the applicable capital markets laws and regulations, the Company would also be permitted to offer, through negotiation, a price higher than the statutory amount in order to enhance the protection of public shareholders and promote the stability of the transaction. Bae, Kim & Lee LLC further noted that, given that the Share Exchange constitutes an intra-group transaction, determining the amount of any increase by reference to the maximum 10% premium permitted under the applicable capital markets laws and regulations in connection with the determination of share exchange consideration could be reasonably justified from the standpoint of equitable treatment of shareholders. Bae, Kim & Lee LLC concluded that increasing the current expected appraisal rights purchase price of KRW 8,505 by 10% to KRW 9,356 would constitute an objective, formula-based adjustment derived from the statutory pricing methodology. In its view, this approach would enhance the cash exit alternative available to dissenting shareholders without modifying the share exchange ratio or the Share Exchange consideration itself. Bae, Kim & Lee LLC also considered that Tongyang Life Insurance Co., Ltd., as a life insurance company, must take into account its capital adequacy requirements, including the K-ICS regime, and its obligations to protect financial consumers. In addition, it considered that a substantial increase in the aggregate amount payable upon the exercise of appraisal rights could adversely affect the stability of the transaction because the Share Exchange Agreement permits termination if the aggregate appraisal rights purchase amount exceeds the contractual threshold.

By contrast, Bae, Kim & Lee LLC concluded that increasing the expected appraisal rights purchase price to KRW 10,562, corresponding to the historical acquisition price paid for the controlling shareholder’s stake, would not be appropriate. That price reflected factors unique to the prior transaction, including a control premium, the timing of the transaction, its specific terms and the results of individual negotiations. Accordingly, Bae, Kim & Lee LLC concluded that it would not be appropriate to use that price as the benchmark for the cash consideration available to dissenting shareholders in the Share Exchange. It further noted that such an increase would raise concerns regarding equitable treatment between shareholders participating in the Share Exchange and dissenting shareholders and would impose a significant burden from the perspectives of the Company’s financial condition, K-ICS capital adequacy and the contractual cap on appraisal rights payments.

Accordingly, Bae, Kim & Lee LLC reported to the Special Committee that increasing the expected appraisal rights purchase price by 10%, from KRW 8,505 to KRW 9,356, represented an appropriate approach that appropriately balanced the protection of minority shareholders, transaction stability and the protection of financial consumers. After considering the report of the fifth meeting of the Special Committee and the opinion of Bae, Kim & Lee LLC, the Board of Directors of Tongyang Life Insurance Co., Ltd. resolved on July 2, 2026 to increase the expected appraisal rights purchase price offered by the Company through negotiation from KRW 8,505 to KRW 9,356, representing a 10% increase.

(3)	Basis for the Valuation Review of the Share Exchange Ratio by the External Accounting Advisor

The Share Exchange constitutes a share exchange between listed companies. Accordingly, the exchange consideration was determined pursuant to Article 165-4 of the FSCMA and Articles 176-5 and 176-6 of the Enforcement Decree thereof, and the exchange ratio was calculated on the basis of such exchange consideration. For purposes of providing reference materials in connection with the decision-making process, Samil PwC was appointed as the external accounting advisor because, in light of its understanding of and expertise regarding the businesses and intrinsic characteristics of both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., it was considered capable of conducting the most objective evaluation and was deemed independent due to the absence of any audit engagement or other relationship that could impair its independence. Accordingly, both companies jointly engaged Samil PwC to perform the valuation review, and the results of such review were provided to the boards of directors of the respective companies.

The role of Samil PwC was to provide reference materials that could be used by the boards of directors of the respective companies in reviewing the appropriateness of the exchange ratio and making their decisions. Samil PwC did not provide advice regarding the structuring of the transaction or other transaction design matters. As an independent valuation firm, Samil PwC maintained its independence and objectivity and conducted a valuation review of the equity value of both companies using valuation methodologies generally recognized as fair and reasonable, including the discounted cash flow method.

As an additional measure to mitigate potential conflicts of interest among shareholders, Tongyang Life Insurance Co., Ltd. appointed Deloitte Anjin LLC as an additional independent external valuation firm to independently revalidate the appropriateness of the exchange consideration and the exchange ratio, thereby addressing potential conflicts of interest in the determination of the share exchange transaction terms and further strengthening protections for minority shareholders.

The role of Deloitte Anjin LLC was limited to independently revalidating the objectivity and appropriateness of the exchange ratio and providing its findings as reference materials. Deloitte Anjin LLC did not provide advice regarding the structuring of the transaction or other transaction design matters. Acting as an independent external valuation firm and maintaining its independence and objectivity, Deloitte Anjin LLC performed an independent valuation of the shares of both companies using the discounted cash flow (DCF) method and other valuation methodologies generally recognized as fair and appropriate.

[Samil PwC)]

(a) Specific Activities

The specific activities performed by Samil PwC, which was appointed as the accounting advisor by the Special Committees of both companies in connection with the Share Exchange, and the results of its valuation are set forth below.

[Woori Financial Group Inc.]

Date	Samil PwC Activities
Through April 7	–Reviewed the valuation methodologies for valuing the parties to the Share Exchange.
–Requested historical financial results, business plans and other relevant information relating to the parties to the Share Exchange, and reviewed the consistency of the financial information.
–Reviewed key inputs to the discount rate, including the risk-free interest rate, market risk premium and comparable company betas.
–Reviewed the share exchange ratio for the parties to the Share Exchange.
April 8	–Reported to the Special Committee on the proposed valuation methodologies and the preliminary share exchange ratio.
–Responded to questions and answers regarding the proposed valuation methodologies and the preliminary share exchange ratio.
April 9 – April 13	–Reviewed matters requested by the Special Committee for further analysis and supplementation.
April 14	–Reported to the Special Committee on supplemental analyses and updates relating to the determination of the share exchange ratio.
–Responded to questions regarding the analysis results.
April 23	–Reported the final analysis of the share exchange ratio range derived under the intrinsic value approach and the market approach.

[Tongyang Life Insurance Co., Ltd.]

Date	Samil PwC Activities
Through April 13	–Reviewed the valuation methodologies for valuing the parties to the Share Exchange.
–Requested historical financial results, business plans and other relevant information relating to the parties to the Share Exchange, and reviewed the consistency of the financial information.
–Reviewed key assumptions, including the Financial Supervisory Service’s proposed revisions to the discount rate, enhancements to actuarial assumptions and insurance risk margins.
– Reviewed the share exchange ratio for the parties to the Share Exchange.
April 14	–Reported to the Special Committee on the proposed valuation methodologies and the preliminary share exchange ratio
–Responded to questions and answers regarding the proposed valuation methodologies and the preliminary share exchange ratio.
April 15 – April 19	– Reviewed matters requested by the Special Committee for further analysis and supplementation.
April 20	–Reported to the Special Committee on supplemental analyses and updates relating to the determination of the share exchange ratio.
–Responded to questions regarding the analysis results.
April 23	–Reported the final analysis of the share exchange ratio range derived under the intrinsic value approach and the market approach.

The information requested from the companies by Samil PwC, which was appointed as the accounting advisor by the Special Committees of both companies, together with the number of professionals assigned and the total hours worked, are set forth below.

Item	Samil PwC
Information requested from the companies	Mid- to long-term business plans; historical financial statements and supporting schedules of the parties to the Share Exchange; general ledgers; personnel expense and capital expenditure (CAPEX) plans; details of investment securities and financial assets; capital structure information; management profit and loss data; and interviews with relevant personnel.
Number of professionals assigned	24
Total hours worked	2,217 hours
Whether the external valuation was legally required	Not required under applicable law.

(b) Review Results

(KRW per share, x)	Woori Financial Group Inc.		Tongyang Life Insurance Co., Ltd.
Classification	Minimum	Maximum	Minimum	Maximum
Reference market price	34,589		8,720
Value based on the intrinsic value (FCFE/MVS)	46,609	79,231	10,989	14,761
Value based on the comparable publicly traded company method	30,613	39,769	4,720	8,330
			Minimum	Maximum
Share exchange ratio (reference market price)	1		0.2521056
Share exchange ratio (intrinsic value method)	1	1	0.1386978	0.3167038
Share exchange ratio (comparable publicly traded company method)	1	1	0.1541774	0.2094516

The range of exchange ratios derived from the foregoing valuation review was 1 : 0.1386978 to 1 : 0.3167038.

In light of the foregoing, the exchange ratio of 1 : 0.2521056, which was determined by the parties to the share exchange based on the reference market price in accordance with the FSCMA, falls within the range derived from the valuation review. Accordingly, it was determined that such exchange ratio would not be considered unfair in assessing the fairness of the exchange ratio.

In addition, Samil PwC revalidated the per-share exchange value and the exchange ratio, and the Special Committee of Woori Financial Group Inc. also confirmed that the exchange ratio applied in the share exchange (1 : 0.2521056) falls within the revised exchange ratio range (1 : 0.1387518 to 0.3168270).

* As of the valuation date, the number of outstanding shares used to calculate the number of shares in circulation was determined by deducting (i) 53,945 treasury shares and (ii) 6,269,592 shares scheduled to be acquired and retired pursuant to the treasury share retirement resolution publicly announced on February 6, 2026, based on the closing price on the trading day immediately preceding the Board resolution date, from the total number of issued common shares.

Thereafter, the actual number of treasury shares acquired was finalized at 5,986,638 shares due to stock price fluctuations and other factors, and the resulting number of shares in circulation was 728,035,737 shares. Reflecting such revised number of shares in circulation, the exchange ratio under the intrinsic value approach was 0.1387518 to 0.3168270 shares of Woori Financial Group Inc. common stock for each one share of Tongyang Life Insurance Co., Ltd., and the exchange ratio under the Guideline Public Company Method was 0.1542374 to 0.2095331 shares of Woori Financial Group Inc. common stock for each one share of Tongyang Life Insurance Co., Ltd. The exchange ratio calculated based on the reference market price was confirmed to remain within the recalculated exchange ratio range reflecting the actual number of treasury shares acquired. Accordingly, it was determined that such revision does not have a substantive impact on the conclusions of this valuation review.

i) Conclusion on the Review of the Appropriateness of this Transaction Price

This share exchange is a share exchange between listed companies. The exchange value was determined pursuant to Article 165-4 of the FSCMA and Articles 176-5 and 176-6 of the Enforcement Decree thereof, and the exchange ratio was calculated based thereon. The resulting exchange ratio is 1 : 0.2521056. The appropriate range of exchange ratios determined by the accounting firm was 1 : 0.1386978 to 1 : 0.3167038. Accordingly, the exchange ratio of 1 : 0.2521056, which was calculated by the parties to the share exchange based on the reference market price without applying any premium or discount, falls within the range derived from the independent valuation and, therefore, was determined to be appropriate.

ii) Conclusion on the Review of the Fairness of the Exchange Ratio

In addition to the exchange ratio determined based on market value, the Special Committees of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. separately obtained exchange ratio analyses from their external accounting advisors. Each Special Committee engaged the external accounting advisor to validate the exchange ratio while recognizing that the parties would determine the market value in accordance with the FSCMA.

As the Special Committees and their accounting advisors maintained positions independent from the companies, there was no communication regarding the valuation methodologies used by the accounting advisors for verification purposes (i) between the Special Committee of Woori Financial Group Inc. and the Special Committee of Tongyang Life Insurance Co., Ltd., or (ii) between each Special Committee and its respective company.

[Valuation Methodologies Used in Determining the Exchange Ratio]

This transaction is a comprehensive share exchange between listed companies, for which the reference market price methodology is, in principle, applicable pursuant to Article 176-5(1)(1) of the Enforcement Decree of the FSCMA. The intrinsic value methodology, which calculates value by applying weighted averages to asset value and earnings value, is a valuation methodology applicable only to transactions involving unlisted companies pursuant to Articles 4 through 6 of the Detailed Enforcement Rules of the Regulations on Issuance and Disclosure of Securities under the Enforcement Decree. Accordingly, intrinsic value was not used as the primary valuation methodology in determining the exchange ratio for this share exchange.

However, for purposes of ensuring the fairness of the exchange ratio and conducting supplementary cross-check analyses, Samil PwC, as the financial advisor, selected and applied the valuation methodologies considered most appropriate in light of the business characteristics of each party to the share exchange. The reasons for applying such methodologies are as follows.

a. Woori Financial Group Inc. – Application of FCFE (Free Cash Flow to Equity)

With respect to Woori Financial Group Inc., among the valuation approaches generally recognized as fair and reasonable, the income approach using the Free Cash Flow to Equity (“FCFE”) methodology was applied in consideration of the characteristics of a financial holding company.

The FCFE methodology determines equity value by discounting cash flows available to shareholders using the cost of equity (Ke). Annual shareholder cash flows were calculated by deducting the capital required to support growth, reflecting the shareholder return policy and target BIS ratio, from net income. This methodology takes into account Woori Financial Group Inc.’s bank-centered business structure, shareholder return policy, and capital regulations, and is one of the fair value measurement methodologies widely used in practice with reference to the Financial Supervisory Service’s valuation-related guidelines. It is a valuation methodology that comprehensively considers the value of the company as a going concern.

b. Tongyang Life Insurance Co., Ltd. – Application of MVS (Market Value Surplus; IFRS 17/K-ICS-Based Market Value Approach)

With respect to Tongyang Life Insurance Co., Ltd., the Market Value Surplus (“MVS”) methodology, an actuarial valuation methodology that reflects current estimates and risk margins under the applicable supervisory regulations and is based on IFRS 17 and K-ICS market value principles, was applied in consideration of the characteristics of insurance companies.

Following the adoption of IFRS 17 and the K-ICS supervisory framework in Korea, the valuation methodology for insurance companies has shifted from the traditional Total Economic Value (“TEV”) approach, which was based on the present value of projected future earnings, to the MVS approach, which utilizes market value information reflected in financial statements. The MVS methodology is based on IFRS 17 and K-ICS financial information and applies consistent accounting standards and supervisory and industry guidelines, thereby enhancing comparability and utilizing reliable market value information for valuation purposes.

c. Ensuring Symmetry of Valuation Methodologies

For both companies, the income approach (FCFE for Woori Financial Group Inc. and MVS for Tongyang Life Insurance Co., Ltd.) was adopted as the primary valuation methodology, while the same market approach (based on price-to-book ratio (“P/B”)) was applied as a common cross-check. This approach was intended to ensure symmetry and comparability in the valuation methodologies.

d. Reasons for Not Assessing the Appropriateness of the Exchange Ratio Based on Intrinsic Value

As discussed above, this transaction is a comprehensive share exchange between listed companies and, therefore, does not constitute a transaction for which the intrinsic value methodology is required under the applicable laws and regulations. In addition, with respect to Tongyang Life Insurance Co., Ltd., the target company in this transaction, the fair value of insurance liabilities is highly sensitive to actuarial assumptions (including discount rates and lapse rates) and market variables. Accordingly, an asset value approach based solely on book value has inherent limitations in comprehensively reflecting the factors that determine the company’s value.

Unlike general corporations, insurance companies are significantly affected by insurance liabilities in determining shareholder value, making the appropriate valuation of such liabilities critical. However, the current Detailed Enforcement Rules of the Regulations on Issuance and Disclosure of Securities do not prescribe a specific methodology for valuing insurance liabilities in calculating asset value and earnings value. In addition, stringent supervisory regulations, including the requirement to maintain policyholder dividend reserves, limit the ability to reasonably estimate distributable cash flows.

Accordingly, in order to address these limitations under the applicable regulations and to apply the valuation methodology that most appropriately reflects the intrinsic value of an insurance company following the adoption of IFRS 17, this valuation applied the MVS actuarial valuation methodology, which values the company by aggregating (i) the fair value of net assets attributable to the in-force insurance portfolio, reflecting current estimates and risk margins under the applicable supervisory regulations, and (ii) the fair value of future new business.

[Selection of Comparable Companies]

Comparable companies were selected based on similarities in business structure, scale of operations, and financial condition.

For Woori Financial Group Inc., three listed Korean banking financial holding companies (KB Financial Group Inc., Shinhan Financial Group Co., Ltd., and Hana Financial Group Inc.) were selected after analyzing growth (asset growth rate), profitability (return on equity (“ROE”)), and financial soundness (BIS capital ratio). Among the nine domestic financial holding companies, the following were excluded from the comparable company group: two securities-focused financial holding companies whose principal subsidiaries are securities firms rather than banks, three regional banking holding companies that have not been designated as systemically important financial institutions (“SIFIs”), and Woori Financial Group Inc., the subject company. The subject company was excluded because including it could distort market risk measures through self-reference. Accordingly, it was excluded in order to derive a generally applicable level of market risk from the perspective of market participants using an independent approach.

Entity	Reason for Exclusion
Woori Financial Group	Subject company
KB Financial Group	(Selected as a comparable company)
Shinhan Financial Group	(Selected as a comparable company)
Hana Financial Group	(Selected as a comparable company)
Meritz Financial Group	Securities-focused financial holding company
Korea Investment Holdings	Securities-focused financial holding company
BNK Financial Group	Regional banking financial holding company
JB Financial Group	Regional banking financial holding company
iM Financial Group	Regional banking financial holding company

For Tongyang Life Insurance Co., Ltd., two listed Korean life insurance companies (Mirae Asset Life Insurance Co., Ltd. and Samsung Life Insurance Co., Ltd.) were selected as comparable companies after analyzing growth (asset growth rate), profitability (return on invested assets), and financial soundness (solvency ratio). Among the 12 listed insurance companies in Korea, one reinsurance company (Korean Reinsurance Company) and one guarantee insurance company (Seoul Guarantee Insurance Company) were excluded, as were six non-life insurance companies. Of the four listed life insurance companies, the subject company (Tongyang Life Insurance Co., Ltd.) was excluded. Hanwha Life Insurance Co., Ltd. was also excluded because its unique in-force insurance portfolio characteristics, relatively low level of capital adequacy, and the market’s perception of company-specific risks limited its representativeness as a comparable company. In addition, its price-to-book ratio (“P/B”) was exceptionally lower than those of other life insurance companies. The subject company (Tongyang Life Insurance Co., Ltd.) was excluded because including it could distort market risk measures through self-reference. Accordingly, it was excluded in order to derive a generally applicable level of market risk from the perspective of market participants using an independent approach.

Entity	Reason for Exclusion
Tongyang Life Insurance	Subject company
Hanwha Life Insurance	Inferior profitability and capital adequacy
Samsung Life Insurance	(Selected as a comparable company)
Mirae Asset Life Insurance Co., Ltd.	(Selected as a comparable company)
Hanwha General Insurance	Non-life insurance company
Lotte Non-Life Insurance	Non-life insurance company
Heungkuk Fire & Marine Insurance	Non-life insurance company
Samsung Fire & Marine Insurance	Non-life insurance company
Hyundai Marine & Fire Insurance	Non-life insurance company
DB Insurance	Non-life insurance company
Korean Reinsurance Company	Reinsurance company
Seoul Guarantee Insurance Company	Guarantee insurance company

[Deloitte Anjin LLC]

(a) Specific Activities

The specific activities and valuation results of Deloitte Anjin LLC, which was newly appointed by Tongyang Life Insurance Co., Ltd. as an independent external advisor in connection with the Share Exchange, are as follows.

[Tongyang Life Insurance Co., Ltd.]

Date	Deloitte Anjin LLC Activities
Through June 19	–Reviewed the valuation methodologies for valuation of the parties to the share exchange.
–Requested historical financial results and business plans of the parties to the share exchange and reviewed the consistency of the financial information provided.
–Reviewed key assumptions, including the Financial Supervisory Service’s proposed revisions to discount rates, the enhancement of actuarial assumptions, and insurance risk margins.
–Reviewed the share exchange ratio applicable to the parties to the share exchange
June 23	–Reported the results of its review of the appropriateness of the share exchange ratio to the Special Committee.
–Responded to questions regarding the valuation methodologies and the preliminary share exchange ratio.

The information requested by Deloitte Anjin LLC from the Company, as well as the number of professionals engaged and the total hours worked, are set forth below.

Category	Deloitte Anjin LLC
Information requested from the Company	First quarter 2026 financial results; medium- to long-term business plans; historical financial statements and general ledgers of the parties to the Share Exchange; personnel expense and CAPEX plans; and other related information
Number of professionals engaged	7
Total hours worked	1,200 hours
Whether the external valuation was required under applicable laws	Not required

(b) Review Results

(KRW per share, x)	Woori Financial Group Inc.		Tongyang Life Insurance Co., Ltd.
Classification	Minimum	Maximum	Minimum	Maximum
Reference market price	34,589		8,720
Value based on the intrinsic value (FCFE/MVS)	45,332	60,172	8,234	12,630
Value based on the comparable publicly traded company method	30,327	38,285	4,478	6,535
			Minimum	Maximum
Share exchange ratio (reference market price)	1		0.2521056
Share exchange ratio (intrinsic value method)	1	1	0.1368448	0.2786088
Share exchange ratio (comparable publicly traded company method)	1	1	0.1476585	0.1706953

The range of the Share Exchange Ratio derived from the valuation analysis was 1 : 0.1368448 to 1 : 0.2786088.

In light of the foregoing, the Share Exchange Ratio of 1 : 0.2521056, which was determined by the parties to the Share Exchange based on the Reference Market Price in accordance with the FSCMA, falls within the range derived from the valuation analysis. Accordingly, it was concluded that the Share Exchange Ratio should not be considered unfair from the standpoint of assessing its fairness.

i) Conclusion Regarding the Appropriateness of this transaction Price

The appropriate range of the Share Exchange Ratio derived by the accounting firm was 1 : 0.1368448 to 1 : 0.2786088. Accordingly, the Share Exchange Ratio of 1 : 0.2521056, which was determined by the parties to the Share Exchange based on the Reference Market Price without applying any premium or discount, falls within the range established through the independent valuation and was therefore determined to be appropriate.

ii) Conclusion Regarding the Fairness of the Share Exchange Ratio

The Special Committees and their respective accounting advisors acted independently of the companies. Accordingly, there were no communications regarding the valuation methodologies to be applied by the accounting advisor for purposes of the review between (i) the Special Committee of Woori Financial Group Inc. and the Special Committee of Tongyang Life Insurance Co., Ltd., or (ii) each Special Committee and its respective company.

[Valuation Methodologies Used in Determining the Share Exchange Ratio]

This transaction involves a comprehensive share exchange between listed companies. Accordingly, pursuant to Article 176-5(1)1 of the Enforcement Decree of the FSCMA, the Reference Market Price method is the valuation methodology that is principally applicable. The intrinsic value methodology, which determines value by applying a weighted average of asset value and earnings value, is a valuation methodology applicable only to transactions involving an unlisted company pursuant to Articles 4 through 6 of the Detailed Enforcement Rules of the Regulations on Securities Issuance and Disclosure. Accordingly, intrinsic value was not used as the primary valuation methodology in determining the Share Exchange Ratio for the Share Exchange.

Nevertheless, for purposes of enhancing the fairness of the Share Exchange Ratio and conducting a supplementary cross-check, Deloitte Anjin LLC, acting as the financial advisor, selected the valuation methodologies considered most appropriate in light of the business characteristics of each party to the Share Exchange. The reasons for applying such methodologies are as follows.

a. Woori Financial Group Inc. — Application of the FCFE (Free Cash Flow to Equity) Method

For Woori Financial Group Inc., Deloitte Anjin LLC applied the Free Cash Flow to Equity (“FCFE”) method, an income approach that reflects the characteristics of a financial holding company and is generally recognized as a fair and reasonable valuation methodology.

Under the FCFE methodology, equity value is determined by discounting cash flows available to shareholders using the cost of equity (Ke). Annual cash flows to shareholders were calculated by deducting the capital required to support growth, reflecting the Company’s shareholder return policy and target BIS capital ratio, from net income. This methodology appropriately reflects Woori Financial Group Inc.’s bank-centered business structure, shareholder return policy and regulatory capital requirements. It is also one of the fair value measurement methodologies widely used in practice with reference to the Financial Supervisory Service’s valuation-related guidelines, as it comprehensively considers the value of the Company as a going concern.

b. Tongyang Life Insurance Co., Ltd. — Application of the MVS (Market Value Surplus) Method

For Tongyang Life Insurance Co., Ltd., Deloitte Anjin LLC applied the Market Value Surplus (“MVS”) methodology, an actuarial valuation methodology that reflects current assumptions and risk margins under the applicable supervisory regulations and is designed to reflect the characteristics of insurance companies.

c. Ensuring Symmetry of the Valuation Methodologies

Both companies were primarily valued using the income approach (FCFE/MVS), while the same market approach (P/B-based methodology) was used as a common cross-check to ensure methodological symmetry and comparability.

d. Reason for Not Assessing the Appropriateness of the Share Exchange Ratio Based on Intrinsic Value

As discussed above, the Share Exchange is a comprehensive share exchange between listed companies and, therefore, is not a transaction to which the intrinsic value valuation methodology is applicable under the relevant laws and regulations. In addition, for Tongyang Life Insurance Co., Ltd., the subject company in the Share Exchange, the fair value of insurance liabilities is highly sensitive to actuarial assumptions (such as discount rates and lapse rates) and market variables. Accordingly, an asset value approach based on book value has inherent limitations in comprehensively reflecting the factors that determine the Company’s value.

Unlike ordinary commercial companies, insurance companies are significantly affected by the value of insurance liabilities in determining shareholder value, making an appropriate valuation of such liabilities critical. However, the methodologies for determining asset value and earnings value under the Detailed Enforcement Rules of the Regulations on Securities Issuance and Disclosure do not provide a specific methodology for valuing insurance liabilities. In addition, strict regulatory requirements, including policyholder dividend reserves, limit the ability to reasonably estimate distributable cash flows.

Accordingly, to address these limitations under the applicable legal framework and to apply the valuation methodology that most appropriately reflects the economic value of an insurance company following the adoption of IFRS 17, this valuation employed the actuarial Market Value Surplus (“MVS”) methodology. Under the MVS methodology, the Company was valued by aggregating (i) the fair value of net assets attributable to the in-force business, determined using current assumptions and risk margins prescribed under the applicable supervisory regulations, and (ii) the fair value of future new business.

[Selection of Comparable Companies]

Comparable companies were selected based on similarities in business structure, scale of operations and financial profile. For Woori Financial Group Inc., three listed Korean banking financial holding companies—KB Financial Group Inc., Shinhan Financial Group Co., Ltd. and Hana Financial Group Inc.—were selected after analyzing factors including growth (asset growth rate), profitability (return on equity (ROE)) and financial soundness (BIS capital ratio). Among the nine financial holding companies listed in Korea, two securities-focused financial holding companies, three regional banking holding companies that have not been designated as systemically important financial institutions (SIFIs), and the subject company itself (Woori Financial Group Inc.) were excluded. The subject company was excluded because its inclusion could introduce self-reference bias and distort the measurement of market risk. Accordingly, it was excluded in order to derive a representative level of market risk from the perspective of independent market participants.

Entity	Reason for Exclusion
Woori Financial Group	Subject Company
KB Financial Group	(Selected as a Comparable Company)
Shinhan Financial Group	(Selected as a Comparable Company)
Hana Financial Group	(Selected as a Comparable Company)
Meritz Financial Group	Securities-focused financial holding company
Korea Investment Holdings	Securities-focused financial holding company
BNK Financial Group	Regional bank holding company
JB Financial Group	Regional bank holding company
iM Financial Group	Regional bank holding company

For Tongyang Life Insurance Co., Ltd., three listed Korean life insurance companies—Mirae Asset Life Insurance Co., Ltd., Samsung Life Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd.—were selected after analyzing factors including growth (asset growth rate), profitability (return on invested assets) and financial soundness (solvency ratio). Among the 12 insurance companies listed in Korea, one reinsurer (Korean Reinsurance Company) and one guarantee insurance company (Seoul Guarantee Insurance Company) were excluded, as were six non-life insurance companies. Of the four listed life insurance companies, the subject company (Tongyang Life Insurance Co., Ltd.) was excluded. The remaining three companies (Mirae Asset Life Insurance Co., Ltd., Samsung Life Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd.) were selected as comparable companies because there were no distinguishing characteristics that would warrant their exclusion and they were considered comparable in terms of industry and business profile. The subject company (Tongyang Life Insurance Co., Ltd.) was excluded because its inclusion could introduce self-reference bias and distort the measurement of market risk. Accordingly, it was excluded in order to derive a representative level of market risk from the perspective of independent market participants.

Entity	Reason for Exclusion
Tongyang Life Insurance	Subject Company
Hanwha Life Insurance	(Selected as a Comparable Company)
Samsung Life Insurance	(Selected as a Comparable Company)
Mirae Asset Life Insurance	(Selected as a Comparable Company)
Hanwha General Insurance	Non-life insurance company
Lotte Non-Life Insurance	Non-life insurance company
Heungkuk Fire & Marine Insurance Co., Ltd.	Non-life insurance company
Samsung Fire & Marine Insurance	Non-life insurance company
Hyundai Marine & Fire Insurance	Non-life insurance company
DB Insurance	Non-life insurance company
Korean Reinsurance Company	Reinsurance company
Seoul Guarantee Insurance Company	Guarantee insurance company

③ Provision of Adequate Information to Shareholders

According to the Ministry of Justice Guidelines, the provision of adequate information to shareholders is a prerequisite for substantially ensuring shareholders’ ability to make informed decisions and exercise their rights. In particular, with respect to matters involving potential conflicts of interest, it is desirable to clearly explain, from the shareholders’ perspective, the background and basis for the decision-making process, the process of reviewing alternatives, the existence of any conflicts of interest, and the details and limitations of any measures adopted to enhance fairness. Through such disclosure, shareholders should be able to reasonably evaluate the procedural and substantive fairness of the relevant decision.

(1) Whether the Background and Basis for the Decision Regarding the Comprehensive Share Exchange, the Process of Reviewing Alternatives, the Existence of Any Conflicts of Interest and the Related Fairness-Enhancing Measures and Their Limitations Were Explained from the Shareholders’ Perspective

This comprehensive share exchange was undertaken in order to strengthen the integration of the Woori Financial Group and to create business synergies, thereby enhancing corporate value and shareholder value.

In the case of Tongyang Life Insurance Co., Ltd., it was determined that, if Tongyang Life Insurance Co., Ltd. becomes a wholly-owned subsidiary of Woori Financial Group Inc. through the Share Exchange, the resulting maximization of synergies with affiliated companies, reduction of tangible and intangible management costs, prompt implementation of management strategies and establishment of a sustainable management framework would ultimately lead to an enhancement of Tongyang Life Insurance Co., Ltd.’s corporate value and shareholder value. Accordingly, Tongyang Life Insurance Co., Ltd. determined to undertake the comprehensive share exchange.

In the course of reviewing the acquisition of wholly-owned subsidiary status, the management and boards of directors of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. considered various factors from multiple perspectives, including shareholder value, procedural propriety and efficiency.

As a result, with respect to the alternative of conducting a tender offer for the shares held by the minority shareholders of Tongyang Life Insurance Co., Ltd., the following factors were considered:

(a) Capital expenditures by Woori Financial Group Inc. and a decline in the Group’s Common Equity Tier 1 capital ratio. -

If a tender offer were conducted, Woori Financial Group Inc. would incur a substantial cash outlay and the Group’s Common Equity Tier 1 capital ratio would decline, which could adversely affect the continued implementation of its stable shareholder return policy 1) and could result in the diversion of operating resources otherwise available for earnings generation.2)

*1) Group Capital Ratio Policy and Shareholder Return Policy: Early achievement of a Common Equity Tier 1 capital ratio of 13% in 2026 and stable maintenance of a ratio of at least 13.2% thereafter; continuous annual increases in dividends on a DPS basis by 10% or more compared to the prior year; rapid expansion of share repurchases and cancellations to a level equivalent to approximately 10% of annual net income within a short period; and implementation of share repurchases and cancellations twice annually, in the first and second halves of the year, provided that a Common Equity Tier 1 capital ratio of 13.2% is stably maintained.

*2) It is estimated that a tender offer for 100% of the minority shareholdings at the controlling shareholder acquisition price would require cash expenditures in excess of KRW 360 billion and result in a decline of approximately 12 basis points in the Common Equity Tier 1 capital ratio. (However, the actual impact on the Common Equity Tier 1 capital ratio may vary depending on changes in capital prior to the exchange date.)

(b) As a result of the comprehensive share exchange, minority shareholders of Tongyang Life Insurance Co., Ltd. would become shareholders of the holding company and, pursuant to Woori Financial Group Inc.’s previously disclosed Value-up Plan, would be able to benefit from a shareholder return ratio of more than 30% through dividends and share repurchases and cancellations. Accordingly, the likelihood of impairing the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd. is considered to be very low.

* Woori Financial Group Inc.’s average total shareholder return ratio for the period from 2023 through 2025, including dividends and share repurchases and cancellations, was 34.6%.

(c) From a procedural perspective, a tender offer would not guarantee the acquisition of 100% ownership of Tongyang Life Insurance Co., Ltd. as a wholly-owned subsidiary. In contrast, if a subsequent comprehensive share exchange for the remaining shares were implemented, differences between the tender offer price and the share exchange price arising from changes in market conditions and share prices could result in differing outcomes for the shareholders of Tongyang Life Insurance Co., Ltd.

(d) Given that Tongyang Life Insurance Co., Ltd. has a large number of minority shareholders (approximately 12,000 persons), it would be difficult to achieve 100% wholly-owned subsidiary status in a single transaction through a tender offer method,

- In the case of a tender offer, since it relies on the voluntary participation of shareholders, there is a significant risk that if the target shareholding ratio is not achieved, minority shareholders will remain, resulting in additional costs and time. Furthermore, it was determined that a comprehensive share exchange pursuant to Article 360-2 of the KCC would be appropriate, given that issues could be raised regarding: the appropriateness of the exchange ratio in light of the impact on the share price of Tongyang Life Insurance Co., Ltd. resulting from the tender offer; and the fairness of interests to all shareholders of Tongyang Life Insurance Co., Ltd. in the event of a discrepancy between the tender offer price and the share exchange price should the 100% tender offer fail and a comprehensive share exchange of the remaining shares be conducted.

(e) After comprehensively considering that, from the perspective of the minority shareholders of Woori Financial Group Inc., a tender offer could give rise not only to controversy regarding the appropriateness of any premium, but also to concerns that the impact of the tender offer on the share prices of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. could create issues regarding the appropriateness of the exchange ratio in a subsequent share exchange and lead to opposition based on the perceived impairment of the interests of the holding company’s minority shareholders, it was determined to proceed with a comprehensive share exchange without conducting a tender offer.

Meanwhile, because both companies are listed companies with a large number of public shareholders, there is a greater potential for conflicts of interest between directors and the company, and between the controlling shareholder and public shareholders, than would generally be the case for non-listed companies. In the present case, as the share exchange is between affiliated companies that are listed companies, it is determined that no conflict of interest arises between directors and the company; however, there is a possibility that a conflict of interest may arise between the controlling shareholder and minority shareholders. For example, minority shareholders of Tongyang Life Insurance Co., Ltd. who do not wish to have their shares delisted and replaced with shares of the holding company may raise concerns. In addition, where the controlling shareholder is in a position to influence the transaction terms, it may be assumed that the controlling shareholder’s interests could affect the determination of the exchange ratio, resulting in dilution of the value of minority shareholders’ interests from a control perspective or causing disproportionate harm to minority shareholders. The boards of directors of both companies considered the potential conflicts of interest described above as set forth below.

[Woori Financial Group Inc.]

The Board of Directors of Woori Financial Group Inc. reviewed whether any conflict of interest existed among the shareholders of Woori Financial Group Inc. and concluded as follows.

Woori Financial Group Inc. is a financial holding company without a controlling individual shareholder. Rather than being controlled through concentrated ownership by an individual shareholder or business group, its share ownership is widely dispersed and no clearly identifiable controlling shareholder exists. Although the comprehensive share exchange will result in the issuance of new shares of Woori Financial Group Inc., the resulting dilution is expected to be limited to approximately 1.2%, and such dilution will apply equally to all shareholders in proportion to their respective shareholdings. Accordingly, the Board determined that it is unlikely that the decision would disproportionately benefit or disadvantage any particular shareholder.

In addition, the Board concluded that the anticipated long-term enhancement of shareholder value resulting from making Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary will likewise accrue proportionately to all shareholders based on their respective shareholdings. Accordingly, the Board determined that the transaction does not give rise to any conflict of interest among the shareholders of Woori Financial Group Inc.

The Board also considered the interests of Tongyang Life Insurance Co., Ltd.’s minority shareholders and concluded that the comprehensive share exchange is unlikely to materially prejudice their interests.

Following the introduction of IFRS 17 and the policy reserve system in 2023, Tongyang Life Insurance Co., Ltd. has lacked distributable profits under the KCC (negative KRW 1.5 trillion as of 2025), and accordingly is expected to have limited ability to pay dividends to its shareholders for a certain period. By contrast, following the comprehensive share exchange, shareholders of Tongyang Life Insurance Co., Ltd. who become shareholders of Woori Financial Group Inc. are expected to benefit from Woori Financial Group Inc.’s shareholder return policy, including dividends and treasury share repurchases and cancellations, with an anticipated shareholder return ratio of more than 30%.

*Average total shareholder return ratio (including dividends and treasury share repurchases and cancellations) for 2023–2025: 34.6%.

The Board further determined that such shareholders would also be able to participate in the anticipated enhancement of shareholder value resulting from Tongyang Life Insurance Co., Ltd.’s becoming a wholly owned subsidiary of Woori Financial Group Inc. The Board also considered that shareholders of Tongyang Life Insurance Co., Ltd. who oppose the comprehensive share exchange may elect either to sell their shares in the market or exercise their appraisal rights.

[Tongyang Life Insurance Co., Ltd.]

The Board of Directors of Tongyang Life Insurance Co., Ltd. reviewed whether any conflict of interest existed among the shareholders of Tongyang Life Insurance Co., Ltd. and concluded as follows.

The Board determined that the terms of the Share Exchange are fair and that the transaction procedures have been conducted appropriately, thereby adequately addressing potential conflicts of interest among the Company’s shareholders.

i) Fairness of the Transaction Terms

The Share Exchange is a transaction between listed companies. The exchange price is determined based on publicly available market prices in accordance with the FSCMA and related regulations, and the share exchange ratio is established by comparing the relative values derived from such exchange prices. Accordingly, unless there are exceptional circumstances, such as the market prices used in calculating the Reference Market Price having been based on false information or affected by improper means such as market manipulation, the share exchange ratio determined in accordance with the FSCMA and related regulations should be regarded as fair.

Samil PwC, an accounting advisor, explained that, compared with companies operating in similar industries, Tongyang Life Insurance Co., Ltd. has consistently traded at a relatively higher price-to-book ratio (PBR) following its acquisition by Woori Financial Group Inc., while Woori Financial Group Inc.’s shares have traded at PBR levels comparable to or lower than those of other financial holding companies, reflecting, among other factors, the limitations of its business portfolio. Accordingly, the Board concluded that the Share Exchange would not cause harm to the shareholders of Tongyang Life Insurance Co., Ltd. or impair equitable treatment among all shareholders.

ii) Appropriateness of the Transaction Procedures

A comprehensive share exchange is expressly permitted under the KCC. Accordingly, provided that the transaction is carried out in accordance with the procedures and requirements prescribed by applicable laws and regulations, and that the Board of Directors and the relevant committee are provided with sufficient information regarding the business rationale for the transaction and the fairness of its terms, engage in adequate deliberations, and make their determinations on that basis, the transaction procedures are considered procedurally appropriate.

From a procedural perspective with respect to compliance with the directors’ fiduciary duty to shareholders, the Board determined that appropriate procedures had been followed. In particular, a Special Committee comprised entirely of independent outside directors with the requisite expertise and independence was established to comprehensively review the various aspects of the transaction. The Special Committee engaged in substantive and meaningful deliberations through three in-person meetings in collaboration with external advisors, and the discussions and deliberations were appropriately documented.

In conclusion, as the Share Exchange constitutes a share exchange between listed companies, the exchange price was determined and the share exchange ratio was calculated in accordance with Article 165-4(1) of the FSCMA and Articles 176-5(1) and 176-6(2) of the Enforcement Decree thereof. Accordingly, pursuant to Article 176-6(4), Item 2 of the Enforcement Decree, an external valuation of the fairness of the share exchange ratio was not legally required. Nevertheless, in order to enhance shareholder protection and ensure the fairness of the transaction, Tongyang Life Insurance Co., Ltd. appointed Samil PwC as an independent external advisor to review the appropriateness of the transaction terms, including the share exchange ratio. Samil PwC independently evaluated the equity value of both companies using multiple valuation methodologies, including the discounted cash flow method and relative valuation methodologies, in accordance with Articles 4 through 7 of the Detailed Enforcement Rules of the Regulations on Issuance and Disclosure of Securities. Based on such review, Samil PwC concluded that the calculated exchange price fell within the appropriate valuation range and that the Share Exchange was fair and reasonable and did not prejudice the interests of minority shareholders. Samil PwC further concluded that the transaction complied with the procedures and requirements prescribed under the applicable laws and regulations and did not impair the interests of the shareholders as a whole.

(f) Matters Other Than the Share Exchange Ratio

Meanwhile, in the process of reviewing the fairness and appropriateness of the Share Exchange, the Special Committee of Woori Financial Group Inc. also considered whether issues other than the share exchange ratio required review. In this process, the Special Committee determined that certain matters did not constitute material considerations in assessing the fairness of the transaction in light of the nature and purpose of the transaction, and therefore did not conduct a separate review of such matters. The reasons for not reviewing those matters are as follows.

The Special Committee of Woori Financial Group Inc. did not separately review the difference between the acquisition price paid in connection with Woori Financial Group Inc.’s acquisition of its equity interest in Tongyang Life Insurance Co., Ltd. in 2024 and the exchange price applicable to the Share Exchange. This was because the Committee concluded that the two transactions differed fundamentally in their purpose, structure and nature, making a direct comparison inappropriate.

The current comprehensive share exchange transaction and Woori Financial Group Inc.’s acquisition of the controlling equity interest in Tongyang Life Insurance Co., Ltd. from its former controlling shareholders, Dajia Insurance Group and Anbang Group Holdings (Hong Kong), are separate and independent transactions that differ in terms of timing, purpose, acquisition procedures, pricing methodology and the applicable legal framework.

On August 28, 2024, Woori Financial Group Inc. entered into a share purchase agreement with Dajia Insurance Group and Anbang Group Holdings (Hong Kong), and Tongyang Life Insurance Co., Ltd. became a subsidiary of Woori Financial Group Inc. on July 1, 2025. The acquisition price for the controlling interest reflected not only the value of Tongyang Life Insurance Co., Ltd.’s shares, but also a number of additional considerations, including the strategic benefits of entering the insurance business and strengthening the Group’s business portfolio, the value associated with obtaining management control, including the right to appoint the chief executive officer and constitute the board of directors, and the seller’s indemnification obligations. The final acquisition price was determined through negotiations between the parties after taking all of these factors into account. Although the portion of the acquisition price that exceeded the then-current market price is generally described as representing a control premium, a control premium is not a separately determined or pre-agreed amount that is simply added to the market price. Rather, it is a retrospective concept referring to the difference between the negotiated acquisition price and the prevailing market price, with the negotiated acquisition price having been determined after taking into account the results of due diligence, transaction terms and other relevant factors.

By contrast, the Share Exchange was undertaken after Woori Financial Group Inc. had already secured control of Tongyang Life Insurance Co., Ltd. by acquiring a 77.90% equity interest. The transaction was pursued based on the business rationale of enhancing the management efficiency of Tongyang Life Insurance Co., Ltd. and enabling the prompt implementation of growth initiatives without potential conflicts of interest that could arise with minority shareholders, thereby enhancing the long-term enterprise value of Tongyang Life Insurance Co., Ltd. In addition, under the KCC and the FSCMA and the regulations thereunder, the exchange price in a comprehensive share exchange must be determined in accordance with the prescribed statutory procedures and methodologies.

Meanwhile, as there have been inquiries regarding the bargain purchase gain recognized in connection with the prior acquisition of the controlling shareholder’s interest, the following explanation is provided.

A bargain purchase gain is a one-time accounting gain recognized upon the acquisition of control and is determined through a purchase price allocation (“PPA”). In connection with its acquisition of the former controlling shareholder’s interest, Woori Financial Group Inc. recognized a bargain purchase gain of KRW 2,256 per share. By contrast, because the Share Exchange constitutes a capital transaction, no bargain purchase gain is recognized under the applicable accounting standards. Accordingly, a direct comparison between the two transactions is not appropriate.

Nevertheless, for informational purposes, if the non-controlling interest (22.1%) were hypothetically acquired for cash at the share exchange price (KRW 8,720) per share in this transaction, the estimated bargain purchase gain as of year-end 2025 would be as follows. These amounts are illustrative estimates only and do not represent actual valuation results determined through a PPA.

(1) Assuming the Non-Controlling Interest Equals 22.1% of Net Assets

As of the end of June 2025, when the controlling interest was acquired, Tongyang Life Insurance Co., Ltd.’s net assets (after deducting hybrid capital securities) amounted to KRW 1,793.2 billion. Assuming that 22.1% of such net assets represented the non-controlling interest, the non-controlling interest would amount to KRW 396.3 billion, while the controlling interest would amount to KRW 1,396.9 billion. Based on these assumptions, deducting the purchase consideration for the controlling interest of KRW 1,282.0 billion (KRW 10,562 per share × 121,565,627 shares) from the value of the controlling interest results in an estimated bargain purchase gain at the time of the acquisition of control of KRW 114.9 billion, or KRW 945 per share.

As of year-end 2025, the time of the Share Exchange, Tongyang Life Insurance Co., Ltd.’s net assets (after deducting hybrid capital securities) amounted to KRW 2,093.7 billion. Assuming that 22.1% of such net assets represented the non-controlling interest, the non-controlling interest would amount to KRW 462.7 billion, while the controlling interest would amount to KRW 1,631.0 billion. Based on these assumptions, deducting the consideration for acquiring the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares) from the estimated value of the non-controlling interest results in an estimated bargain purchase gain at the time of the Share Exchange of KRW 161.9 billion, or KRW 4,693 per share.

(2) Based on the Carrying Amount* of the Non-Controlling Interest as of Year-End 2025

As of year-end 2025, the carrying amount of the non-controlling interest of Tongyang Life Insurance Co., Ltd. for accounting purposes was KRW 305.9 billion. Deducting the consideration for acquiring the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares) results in an estimated bargain purchase gain at the time of the Share Exchange of KRW 5.1 billion, or KRW 147 per share.

*See the table titled “Accumulated Non-Controlling Interests as of the End of the Reporting Period” in Note 1, “General Information,” Section (7), Paragraph 1 of the notes to the consolidated audited financial statements attached to the 2025 Annual Report of Woori Financial Group Inc., as disclosed through the Electronic Disclosure System (DART).

Unlike the bargain purchase gain recognized upon the acquisition of the former controlling shareholder’s interest, the estimated amounts described in (1) and (2) above do not reflect any control premium. In addition, there may be alternative methodologies for estimating such amounts. Investors are therefore advised to consider these estimates with appropriate caution in making their investment decisions.

The Share Exchange is a transaction that is legally and economically distinct from the prior acquisition of the controlling interest, with different transaction objectives and approximately two years separating the two transactions. Accordingly, the Board concluded that the mere fact that the acquisition price paid to the former controlling shareholder approximately two years earlier included a control premium (representing 51% over the closing market price on the execution date of the share purchase agreement) does not provide an objective basis for requiring Woori Financial Group Inc. to pay the same amount or to adjust the exchange price by a corresponding amount in the current Share Exchange, which differs fundamentally in nature.

The Special Committee of Woori Financial Group Inc. also determined that potential legislative changes relating to the introduction of a mandatory tender offer regime or revisions to the methodology for determining the merger consideration of listed companies did not constitute matters requiring review prior to the Board’s approval of the Share Exchange. At the time the Share Exchange was under review, various policy discussions and proposals regarding the introduction of a mandatory tender offer regime and revisions to the methodology for determining merger consideration for listed companies were under consideration. However, the relevant legislative amendments, their effective dates and the specific details of the proposed regimes had not yet been finalized.

Under these circumstances, the Special Committee of Woori Financial Group Inc. concluded that it would not be reasonable to assess the fairness or appropriateness of the Share Exchange based on the possibility of future regulatory changes that had not yet been adopted. Because the Share Exchange was being implemented in accordance with the laws and regulations in effect at the time the transaction was approved, the Special Committee determined that the fairness and appropriateness of the transaction should be evaluated based on the applicable legal framework and prevailing market practice at that time. Accordingly, the Special Committee focused its review on the purpose, structure and procedures of the transaction, as well as the protection of minority shareholders, and did not separately consider the potential introduction of a mandatory tender offer regime or changes to the methodology for determining merger consideration.

Meanwhile, in reviewing the fairness and appropriateness of the Share Exchange, the Special Committee of Tongyang Life Insurance Co., Ltd. also considered matters other than the share exchange ratio, as described below.

[Decision-Making Process Regarding the Treatment of Treasury Shares and the Timing of Their Cancellation]

① Decision to Cancel Treasury Shares

At the time the Share Exchange was approved, Tongyang Life Insurance Co., Ltd. held 5,296,004 treasury shares (representing approximately 3.28% of its total issued shares). The Company compared and evaluated two alternative approaches: (i) canceling the treasury shares; or (ii) retaining the treasury shares through the Share Exchange, receiving newly issued shares of Woori Financial Group Inc. in exchange for such treasury shares, and disposing of those Woori Financial Group Inc. shares at a later date.

The Company first considered canceling the treasury shares so that they would be excluded from the Share Exchange. If the treasury shares were canceled, no new shares of Woori Financial Group Inc. would be issued in exchange for those treasury shares, thereby preventing the unnecessary issuance of new shares in connection with the Share Exchange. In addition, this approach would eliminate potential overhang concerns associated with the future disposition of such newly issued shares and mitigate the dilution resulting from the increased number of new shares issued by Woori Financial Group Inc.

Tongyang Life Insurance Co., Ltd. also considered that the cancellation of treasury shares would not impose any additional cash burden on shareholders and that the benefits resulting from the reduction in the total number of issued shares would accrue to all shareholders. In addition, because the cancellation of treasury shares is, from an accounting perspective, a reclassification within shareholders’ equity that eliminates treasury shares already reflected as a deduction from equity, the Company concluded that the cancellation itself would not result in any additional reduction in its net assets. Accordingly, the Company determined that canceling the treasury shares represented the most direct and transparent approach in light of the structure of the Share Exchange, the protection of minority shareholders, the enhancement of shareholder value and the overall transparency of the transaction.

Next, the Company also considered retaining the treasury shares through the Share Exchange, receiving newly issued shares of Woori Financial Group Inc. in exchange for those treasury shares and disposing of those shares at a later date. However, under this alternative, newly issued shares of Woori Financial Group Inc. would also be allocated with respect to the treasury shares held by Tongyang Life Insurance Co., Ltd., thereby increasing the total number of new shares that Woori Financial Group Inc. would be required to issue in connection with the Share Exchange. In addition, the subsequent holding or disposition of those Woori Financial Group Inc. shares by Tongyang Life Insurance Co., Ltd. could give rise to potential overhang concerns.

Specifically, if Tongyang Life Insurance Co., Ltd. had not canceled its treasury shares, the agreed share exchange ratio of 1 : 0.2521056 would have resulted in the issuance of an additional 1,335,152 new shares of Woori Financial Group Inc. in respect of those treasury shares. Accordingly, the total number of new shares to be issued by Woori Financial Group Inc. in connection with the Share Exchange would have increased from 8,696,875 shares (assuming cancellation of the treasury shares) to 10,032,027 shares (assuming no cancellation).

Comparison of Dilution Depending on Whether Treasury Shares Are Canceled

Item	Cancellation (A)	No Cancellation (B)	Difference (B–A)
Number of newly issued Woori Financial Group Inc. shares	8,696,875 shares	10,032,027 shares	+1,335,152 shares
Equity dilution	1.19%	1.38%	+0.18%p

If the Comprehensive Share Exchange were to proceed while Tongyang Life Insurance Co., Ltd. retained its treasury shares as described above, the number of newly issued shares of Woori Financial Group Inc. would increase, resulting in greater equity dilution. This could affect not only the existing shareholders of Woori Financial Group Inc., but also the general shareholders of Tongyang Life Insurance Co., Ltd. who would become new shareholders of Woori Financial Group Inc. through the Comprehensive Share Exchange. The Company also considered that the potential future disposition of such exchange shares could create downward pressure on the share price or raise overhang concerns.

Accordingly, Tongyang Life Insurance Co., Ltd. determined that cancelling the treasury shares and excluding them from the share exchange would better serve the interests of all shareholders, including minority shareholders, by preventing the issuance of unnecessary new shares and mitigating dilution and overhang concerns, rather than retaining the treasury shares, receiving exchange shares of Woori Financial Group Inc., and disposing of such shares at a later date.

Meanwhile, following the resolution to cancel the treasury shares, certain shareholders and market participants raised the view that, instead of cancelling the treasury shares, Tongyang Life Insurance Co., Ltd. should have either disposed of them to shareholders on a pro rata basis according to their respective shareholdings or distributed them to shareholders without consideration, as such alternatives might provide greater protection to minority shareholders. In response, Tongyang Life Insurance Co., Ltd., after obtaining advice from external legal counsel, further reviewed whether a pro rata disposition or gratuitous distribution of treasury shares would constitute a more appropriate alternative than cancellation from the perspective of protecting minority shareholders in connection with this transaction.

Assuming, for illustrative purposes, that the Company were legally permitted to distribute its treasury shares to existing shareholders without consideration on a pro rata basis and had implemented such distribution, general shareholders would have acquired additional shares of Tongyang Life Insurance Co., Ltd. without any additional cash payment. As a result, because the number of shares held by each shareholder would increase, shareholders could also receive a greater number of newly issued shares of Woori Financial Group Inc. in the subsequent share exchange. However, as discussed below, the Company concluded that a gratuitous distribution of treasury shares would not be legally or financially feasible under the amended KCC. Accordingly, the Company did not undertake any further analysis of the specific effects of such an alternative.

(1) Article 341-4(2)(1) of the KCC (Obligation to Cancel Treasury Shares, etc.) provides that one of the limited exceptions under which a company may retain or dispose of treasury shares instead of cancelling them is where the treasury shares are “disposed of to all shareholders on equal terms in proportion to their respective shareholdings.” However, the amended KCC does not provide a separate legal basis permitting a company to distribute treasury shares to shareholders without consideration. In addition, Article 342(4) of the amended KCC (Disposition of Treasury Shares) provides that the provisions governing the issuance of new shares shall apply mutatis mutandis to the disposition of treasury shares. Accordingly, the provision regarding pro rata disposition of treasury shares is understood to have a purpose similar to existing shareholders’ preemptive rights with respect to new share issuances, namely, to provide existing shareholders with an equal opportunity to acquire treasury shares in proportion to their respective shareholdings. It is therefore interpreted as requiring the Company to offer existing shareholders the opportunity to purchase treasury shares for consideration on a pro rata basis, rather than permitting a gratuitous distribution of treasury shares.

Based on the foregoing analysis, the Company concluded that the amended KCC should be interpreted as providing existing shareholders with an equal opportunity to acquire treasury shares in proportion to their respective shareholdings, rather than permitting the Company to distribute treasury shares to shareholders without consideration. Accordingly, if the Company were to adopt a pro rata disposition of treasury shares, although the applicable purchase price is not prescribed by law, shareholders would be required to bear an additional cash payment to acquire such treasury shares. Furthermore, if certain minority shareholders elected not to purchase the treasury shares, such shareholders might not receive either the treasury shares or the corresponding shares of Woori Financial Group Inc. issuable in the share exchange. In such circumstances, the resulting benefits would not accrue equally to all shareholders.

(2) If the Company were to distribute treasury shares to shareholders without consideration by way of an in-kind dividend, additional legal requirements, including the existence of distributable profits, would have to be satisfied. However, at the time of this review, Tongyang Life Insurance Co., Ltd. confirmed that it did not have distributable profits under the KCC. Accordingly, the Company was not in a position to implement a gratuitous distribution of treasury shares through a stock dividend or any other distribution equivalent to a dividend.

In conclusion, Tongyang Life Insurance Co., Ltd. determined that retaining the treasury shares, receiving exchange shares of Woori Financial Group Inc. in the Comprehensive Share Exchange, and disposing of such shares thereafter could result in an increase in the number of newly issued shares, greater equity dilution, and potential overhang concerns. In addition, a pro rata disposition or gratuitous distribution of treasury shares would not be an appropriate mechanism designed solely for the protection of minority shareholders and would be subject to practical limitations, including the requirement for shareholders to make additional cash payments, the absence of a clear legal basis, and the lack of distributable profits.

By contrast, the cancellation of treasury shares is consistent with the amended KCC’s general principles governing the treatment of treasury shares, prevents the issuance of unnecessary exchange shares in connection with the Comprehensive Share Exchange, and mitigates the dilution and overhang concerns that could otherwise arise following this transaction. Moreover, because it does not impose any additional financial burden on shareholders and its benefits accrue to all shareholders, the Company concluded that treasury share cancellation represents the clearest and most direct measure to protect minority shareholders and enhance shareholder value.

Although the cancellation of the Treasury Shares does not alter the share exchange ratio itself, it prevents the issuance of exchange shares of Woori Financial Group Inc. with respect to the cancelled treasury shares, thereby mitigating the potential equity dilution and overhang concerns that could arise following the Comprehensive Share Exchange and contributing to the protection of shareholder value for the general shareholders participating in this transaction.

② Timing of the Treasury Share Cancellation

First, although the amendments to the KCC adopted in March 2026 established the principle that previously acquired treasury shares should be cancelled, a transitional grace period of one year and six months was provided. In addition, as the Company was concurrently reviewing and discussing the proposed acquisition of 100% ownership of Tongyang Life Insurance Co., Ltd. through the Comprehensive Share Exchange, the treatment of the Company’s existing treasury shares was considered as one of the issues in connection with this transaction. Accordingly, it was not practicable to determine the cancellation of the treasury shares prior to the decision to proceed with the Comprehensive Share Exchange.

The structure of, and the decision whether to pursue, the Comprehensive Share Exchange became more concrete in mid-March 2026 as the review of the acquisition of 100% ownership of Tongyang Life Insurance Co., Ltd. progressed. Accordingly, the Special Committee relating to the share exchange of Tongyang Life Insurance Co., Ltd. was established on April 6, 2026. Following subsequent deliberations by the Special Committee and the Board of Directors, the Board resolved on April 24, 2026 to approve both the Comprehensive Share Exchange and the related cancellation of the treasury shares.

Second, during the Board’s review of the treasury share cancellation, the Board was concerned that publicly announcing the cancellation before approving the Comprehensive Share Exchange would result in such announcement being made during the statutory reference price calculation period for determining the exchange price, which could influence the calculation of the share exchange ratio and give rise to allegations of market manipulation or unfair trading.

The purpose of the FSCMA and related regulations in requiring the exchange price of listed companies to be determined based on the statutory reference market price is to ensure the fairness and objectivity of the share exchange ratio by eliminating discretionary intervention by the parties and relying instead on objective market prices. Because the statutory reference price is determined based on the market price during a specified period preceding the date of the relevant board resolution, disclosure of the treasury share cancellation during that calculation period could result in the market’s reaction to such disclosure being reflected in the statutory reference price, thereby impairing the objectivity of the pricing methodology.

In light of the foregoing, although the proposed cancellation involved treasury shares that had already been acquired and were economically equivalent to unissued shares, rather than newly acquired treasury shares purchased for cancellation, the Board nevertheless considered that disclosure of the cancellation alone could create the mistaken impression that the Company had sought to influence the market in order to obtain a more favorable exchange ratio. Such disclosure could also give rise to allegations of market manipulation or other violations of applicable laws and regulations. As a listed financial institution, the Company considered these issues to be material and not matters that could be disregarded in its decision-making process.

Accordingly, the Board of Directors of Tongyang Life Insurance Co., Ltd. confirmed that, among prior transactions in which financial holding companies acquired wholly owned subsidiaries, there were very few precedents in which the target company cancelled its treasury shares before the share exchange. Rather, it was generally accepted market practice to address treasury shares simultaneously with, or after, the approval of the share exchange in order to ensure procedural legitimacy and market stability. Accordingly, the Board unanimously resolved to approve the treasury share cancellation on the same date as the approval of the Comprehensive Share Exchange.

③ Impact of the Treasury Share Cancellation

Even if the Treasury Share cancellation had been publicly disclosed before the determination of the share exchange ratio, it is not possible to determine, given the nature of the cancellation, whether or in what direction such disclosure would have affected the exchange ratio.

The Treasury Share cancellation did not involve the acquisition and cancellation of newly purchased treasury shares in the market. Rather, it involved the cancellation of treasury shares that Tongyang Life Insurance Co., Ltd. had acquired between 2010 and 2014 and had held for more than twelve years. Had the Company acquired treasury shares in the market immediately prior to cancellation, the market might have been expected to react positively due to the reduction in shares outstanding and the signaling effect of enhanced shareholder returns. However, because the cancelled treasury shares had already been reflected as a deduction from shareholders’ equity in the Company’s financial statements, their cancellation did not change the Company’s enterprise value. Accordingly, the Company did not believe that disclosure of the treasury share cancellation alone would necessarily result in an increase in the share price.

Meanwhile, in the case of Tongyang Life Insurance Co., Ltd., it is difficult to isolate or clearly identify the independent effect of the treasury share cancellation announcement on the Company’s share price. Although the share price declined following the announcement, the treasury share cancellation and the Comprehensive Share Exchange were announced simultaneously, and the share price was affected by multiple factors, including overall market conditions. Accordingly, the Company does not believe that the subsequent share price movement can reasonably be attributed solely to the treasury share cancellation.

Share Price Performance Following the Announcement of the Treasury Share Cancellation by Tongyang Life Insurance Co., Ltd.

Date of Disclosure	First Day After Disclosure		10th Day After Disclosure
Closing Price	Closing Price	% of Disclosure Date Closing Price	Closing Price	% of Disclosure Date Closing Price
KRW 8,930	KRW 8,750	97.98%	KRW 7,790	87.23%

(2) Communication with Public Shareholders and Related Measures

(a) The Company’s Position Regarding Proactive Pre-Announcement Communications

In connection with the proposed comprehensive share exchange, questions may be raised as to whether prior communications with shareholders should have been conducted before the relevant board resolutions were adopted. However, if information that had not yet been finalized were disclosed to the market, there was a risk that the share prices of both the wholly-owning parent company and the wholly-owned subsidiary could be materially affected, thereby potentially distorting the exchange ratio determined in accordance with the FSCMA.

Although the parties did not obtain a separate external legal opinion specifically regarding pre-announcement communications with shareholders prior to the board resolutions, both companies were aware of the significant legal risks inherent in engaging in communications before the specific timing of the share exchange and the exchange ratio had been determined. If the companies had selectively communicated with certain shareholders and explained matters relating to the transaction, such communications could have been viewed not only as the disclosure of material non-public information but also as providing preferential treatment to particular shareholders, thereby directly conflicting with the principle of equal treatment of shareholders. Furthermore, where the transaction had not yet been approved by the boards of directors and its implementation remained uncertain, engaging in communications that could influence the market price of the companies’ shares could give rise to allegations of market manipulation or unfair trading on the grounds that the companies sought to artificially influence their share prices. Such communications could also result in issues relating to compliance with applicable fair disclosure requirements.

Accordingly, after comprehensively considering the risk of disclosing material non-public information and the significant risks of violating the FSCMA that could arise while the exchange ratio remained undetermined, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. excluded pre-announcement communications with shareholders prior to the relevant board resolutions from consideration.

(b) Communications with Public Shareholders [Woori Financial Group Inc.]

[Woori Financial Group Co., Ltd.]

In the case of Woori Financial Group Inc., no separate inquiries were received from public shareholders during the period from the filing of the Material Fact Report (April 24, 2026) through the day immediately preceding the filing date of the Registration Statement. This is believed to be attributable to the fact that the Share Exchange is being carried out as a small-scale share exchange, resulting in limited dilution concerns for existing shareholders, and that substantive shareholder protection measures, including the repurchase and cancellation of treasury shares corresponding to the number of newly issued shares, are being implemented concurrently.

In addition, Woori Financial Group Inc. has made various efforts to enhance communications with shareholders in connection with the comprehensive share exchange.

Immediately following the public disclosure of the transaction through the filing of the Material Fact Report on April 24, 2026, Woori Financial Group Inc. held a shareholder meeting and investor relations session at 3:00 p.m. on May 6, 2026 in order to address in good faith any questions or concerns that shareholders might have regarding the transaction. During the session, Woori Financial Group Inc. directly explained to shareholders the background and purpose of the comprehensive share exchange, the transaction timetable and the fairness of the share exchange, and strengthened communication with shareholders through a question-and-answer session addressing shareholder concerns.

A total of 13 external shareholders, together with the Head of Strategy and Management and employees from relevant departments, attended the meeting. Woori Financial Group Inc. carefully listened to the diverse and substantive views expressed by shareholders, and the Company’s management devoted sufficient time to an extensive question-and-answer session, making diligent efforts to respond to shareholders’ inquiries and facilitate their understanding of the transaction. Following the conclusion of the meeting, additional questions from certain participating shareholders were addressed through further discussions, and shareholders were also informed of channels through which prompt communication could be facilitated if necessary.

Meanwhile, to provide more comprehensive information regarding the principal questions raised during the shareholder meeting and to enhance investors’ understanding, the Company has supplemented the relevant explanations and included the additional information in the table below. Please refer to the “Woori Financial Group Inc.’s Supplemental Explanation” column.

Questions and Inquiries (Q)	Woori Financial Group Inc.’s Answers (A)	Woori Financial Group Inc.’s Supplemental Explanation
I would like to know whether there are any advantages to proceeding with a comprehensive share exchange, notwithstanding the dilution of shareholding percentage resulting from the issuance of new shares.

The scale of the new share issuance by Woori Financial Group Inc. is at the level of 1.19% of the total number of shares already issued, and the resulting dilution of shareholder equity is expected to be minimal at approximately 1/100. The acquisition of wholly-owned subsidiary status with respect to Tongyang Life Insurance Co., Ltd. offers the advantage of enabling the Company to implement support measures, capital contributions and strategic decision-making relating to Tongyang Life Insurance Co., Ltd. in a more prompt and efficient manner. Over the medium to long term, the insurance subsidiary is expected to grow into one of the Group’s core subsidiaries, and the resulting increase in profitability is ultimately expected to translate into enhanced shareholder returns.

In addition, under the Corporate Value Enhancement Plan announced in February of this year, the Company indicated that it would consider additional share repurchases and cancellations in the second half of the year if its Common Equity Tier 1 capital ratio exceeds 13%. Based on current circumstances, the likelihood of implementing such measures is considered high. The Company intends to mitigate concerns regarding dilution of shareholders’ ownership interests through the Corporate Value Enhancement Plan and other shareholder value enhancement initiatives.

It appears that Tongyang Life Insurance Co., Ltd. could continue to operate without becoming a wholly-owned subsidiary, as is currently the case. Why, then, is a comprehensive share exchange necessary?	It may be challenging to actively pursue the Group’s insurance business growth strategy while Tongyang Life Insurance Co., Ltd. remains a listed company with minority shareholders. It is believed that the development of the insurance business can be more effectively advanced through the acquisition of wholly-owned subsidiary status, which would help prevent the leakage of synergies outside the Group and facilitate the creation of synergies with other affiliated companies. Accordingly, it was determined that, by becoming shareholders of Woori Financial Group Inc. through the comprehensive share exchange, the shareholders of Tongyang Life Insurance Co., Ltd. would be able to participate in the Group’s medium- to long-term strategy for developing its insurance business and share in the benefits expected to result from the successful implementation of that strategy.

Tongyang Life Insurance Co., Ltd. is a subsidiary of Woori Financial Group Inc., in which Woori Financial Group Inc. holds a 77.9% equity interest, and has been pursuing its growth strategy following its integration into the Woori Financial Group in July 2025. Tongyang Life Insurance Co., Ltd. currently recognizes structural limitations as it responds to the rapidly changing operating environment in the insurance industry, including intensified competition and increasingly stringent regulatory requirements. In particular, the implementation of the Basic Capital K-ICS Ratio regime beginning next year may necessitate additional capital contributions to its insurance subsidiary.

Under the current ownership structure, if, for example, a rights offering were undertaken to strengthen the competitiveness of the insurance company, the equity interests of minority shareholders would be diluted, and the market price of its shares could be adversely affected for a considerable period until the value-enhancing effects of such capital increase are realized. In such circumstances, the Company’s growth strategy may conflict with the interests of minority shareholders, thereby making timely and effective capital raising more difficult.

In addition, where external shareholders are present, the governance structure has an inherent limitation in that a portion of the value created through intercompany cooperation in implementing the Group’s synergy strategy may accrue to such external shareholders. As a result, it may be more difficult to obtain active cooperation from Group affiliates in pursuing synergy initiatives. Furthermore, if Tongyang Life Insurance Co., Ltd. provides synergy support to other Group affiliates to enhance overall Group value, minority shareholders of Tongyang Life Insurance Co., Ltd. may perceive that a portion of the company’s economic benefits is being transferred to other affiliates, which could give rise to opposition based on perceived conflicts of interest between the Group or the company and its minority shareholders.

Accordingly, the Company intends to make Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary in order to actively implement its growth strategy for Tongyang Life Insurance Co., Ltd. and enhance cooperation in achieving Group synergies.
In light of the recent amendments to the KCC, the protection of minority shareholders has become a key issue. In connection with the comprehensive share exchange, has the Company reviewed the various scenarios and legal considerations under which minority shareholders could potentially be adversely affected?	Unlike groups controlled by an owner family, Woori Financial Group Inc. does not have a clearly identifiable controlling shareholder. Accordingly, the Share Exchange is not structured in a manner that would result in the benefits of the transaction accruing to a single controlling shareholder. Nevertheless, in order to assess whether the transaction could adversely affect the interests of minority shareholders, both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. established separate Special Committees. The Special Committees of both companies were composed exclusively of independent directors and conducted an in-depth review of, among other matters, the legitimacy of the transaction purpose and the appropriateness of the transaction procedures. Based on their review, the Special Committees concluded that the transaction could be carried out fairly from the perspective of the shareholders of both companies and without infringing upon shareholder rights.

Woori Financial Group Inc. has implemented various policies designed to safeguard shareholders’ right to information and enhance communications with shareholders. Following the completion of the comprehensive share exchange, Woori Financial Group Inc. intends to continue its efforts to enhance corporate value and maximize shareholder value through the further diversification of shareholder communication channels and ongoing engagement with shareholders.

In addition, the Board of Directors did not limit its deliberations to the quantitative terms of the Share Exchange. Rather, the Board also considered qualitative factors relating to shareholder protection, including the rationale for and necessity of the Share Exchange, as well as shareholder communication procedures. Through these discussions, the Board reviewed the purpose and necessity of the Share Exchange from a broader shareholder-protection perspective. Through these measures, Woori Financial Group Inc. has sought to ensure the fairness of the share exchange process and to strengthen shareholder confidence in the transaction.

[Tongyang Life Insurance Co., Ltd.]

In the case of Tongyang Life Insurance Co., Ltd., no separate inquiries were received by the Company during the period from the filing of the Material Fact Report on April 24, 2026 through the date of this Registration Statement, other than inquiries relating to the procedures for the exercise of appraisal rights by dissenting shareholders.

Tongyang Life Insurance Co., Ltd. places the highest priority on shareholder trust in the conduct of its business. Accordingly, immediately following the public disclosure of the transaction through the filing of the Report on Material Facts on April 24, 2026, Tongyang Life Insurance Co., Ltd. held a shareholder meeting and investor relations session at 3:00 p.m. on May 6, 2026 in order to provide shareholders with a sincere explanation of any questions or concerns they might have regarding the transaction. Recognizing that the transaction is a matter of significant importance to shareholders, Tongyang Life Insurance Co., Ltd. did not avoid or restrict questions and concerns raised at the meeting. Instead, the Company provided a detailed explanation of the background and rationale for the transaction and responded to shareholder inquiries. Senior management of Tongyang Life Insurance Co., Ltd. attended the meeting and provided detailed explanations regarding, among other matters, the background and purpose of the comprehensive share exchange, its expected benefits, and the Company’s future business strategies and management objectives. In addition, through an open question-and-answer session, the Company sought to enhance shareholder understanding by directly listening to shareholder views and communicating the Company’s position in a transparent and comprehensive manner.

A total of nine external shareholders attended the meeting, together with the Chief Financial Officer, Chief Strategy Officer, Chief Compliance Officer, the executive officer responsible for financial reporting, and employees from relevant departments. Tongyang Life Insurance Co., Ltd. carefully considered the diverse and substantive views expressed by shareholders, and the Company’s management devoted sufficient time to an extensive question-and-answer session, making diligent efforts to respond to shareholder inquiries and facilitate their understanding of the transaction. Following the conclusion of the meeting, additional discussions were held with certain participating shareholders to address further questions, and shareholders were also informed of channels through which prompt communication could be facilitated if necessary.

Tongyang Life Insurance Co., Ltd. endeavored to proceed with the transaction after taking into account the valuable views expressed by shareholders at the meeting and intends to continue communicating with shareholders through open communication channels going forward.

Meanwhile, to provide more comprehensive information regarding the principal questions raised during the shareholder meeting and to enhance investors’ understanding, the Company has supplemented the relevant explanations and included the additional information in the table below. Please refer to the “Tongyang Life Insurance Co., Ltd.’s Supplemental Explanation” column.

Questions and Inquiries (Q)	Tongyang Life Insurance Co., Ltd. ‘s Answers (A)	Tongyang Life Insurance Co., Ltd.’s Supplemental Explanation
I am concerned that the current share exchange value may have been calculated too low in comparison to the past acquisition price or the actual value of the company (BPS).	Both Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc. are listed companies, and the exchange consideration is determined based on market price in accordance with Article 176-5 of the Enforcement Decree of the FSCMA. The exchange consideration is calculated by taking the weighted arithmetic average of the average closing price over the most recent one-month period, the average closing price over the most recent one-week period and the most recent closing price, in each case measured as of the day immediately preceding the date of the relevant board resolution, thereby complying with the fair procedures prescribed by applicable law. In addition, Korean court precedents generally recognize that an exchange ratio calculated in accordance with the FSCMA should not, as a general matter, be regarded as manifestly unfair.

The difference between the share exchange consideration for Tongyang Life Insurance Co., Ltd. determined in connection with this share exchange pursuant to the market price-based valuation methodology prescribed under the FSCMA and the historical acquisition price for the controlling equity interest reflects not only the control premium but also changes in the intrinsic value of Tongyang Life Insurance Co., Ltd. over the approximately two-year period.

The acquisition price for the controlling equity interests acquired from Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited was determined based on a due diligence reference date of March 31, 2024. Following the adoption of IFRS 17 and the K-ICS regime in 2023, the intrinsic value of insurance companies has become measurable based on the fair value of both assets and liabilities, rather than historical cost. Accordingly, using the net asset value reported in the Prudential Accounting Principles Balance Sheet (PAP Balance Sheet), which is prepared for submission to the financial regulatory authorities and reflects the fair value of both assets and liabilities of the insurers’ intrinsic value, the enterprise value of Tongyang Life Insurance Co., Ltd. declined between March 2024 and December 2025.

Why is the exchange consideration offered to minority shareholders lower than the price at which Woori Financial Group Inc. acquired Tongyang Life Insurance Co., Ltd. from China Dajia Insurance Group in 2024?	In order to ensure the transparency and fairness of the transaction, the Company established a Special Committee consisting of all independent directors and one external expert, which convened on three occasions. The Special Committee independently reviewed the value of the shares through an independent accounting firm using multiple valuation methodologies, including the discounted cash flow (DCF) method, and confirmed the fairness of the exchange consideration in connection with the Share Exchange. In addition, by becoming shareholders of Woori Financial Group Inc., minority shareholders are expected to participate in the Group’s medium- to long-term corporate value enhancement initiatives and share in the benefits of its shareholder-friendly shareholder return policies, including opportunities to receive dividends.

The net asset value of Tongyang Life Insurance Co., Ltd. as reflected in its Prudential Accounting Principles Balance Sheet as of December 2025 was KRW 2,942.7 billion, representing a decrease of KRW 1,078.7 billion, or 26.8%, from KRW 4,021.4 billion as of March 2024. Even after excluding the impact of the redemption of hybrid capital securities during 2025 (approximately KRW 344.6 billion), the net asset value decreased by KRW 734.1 billion, or 18.3%.

Compared with the 17.4% decrease between the historical acquisition price for the controlling equity interest (KRW 10,562 per share) and the share exchange price in this transaction (KRW 8,720 per share), the decline in net asset value reflected in the Prudential Accounting Principles Balance Sheet (26.8%) was more significant.

[Comparison of Net Asset Value under the Prudential Accounting Principles Balance Sheet]

		Category	Mar. 2024	Dec. 2025	Change
		Net Asset Value under the PAP B/S (KW 100 million)	40,214	29,427	Δ 26.8%
		Excluding the Impact of Hybrid Capital Securities (KRW 100 million)	40,214	32,873	Δ 18.3%

In addition, the value of a company’s shares may be viewed as the present value of the future earnings it is expected to generate. Over the approximately two-year period, the earnings-generating capacity of Tongyang Life Insurance Co., Ltd. also declined as a result of changes in the operating environment surrounding the insurance industry.

Comparing the Company’s net income at the time of the acquisition of the controlling equity interest with that at the time of this share exchange under the same IFRS 17 insurance accounting standards, Tongyang Life Insurance Co., Ltd. recorded net income of KRW 175.8 billion, or KRW 1,128 per share, for the trailing twelve-month period ended March 31, 2024 (April 2023 through March 2024). By comparison, for fiscal year 2025, the Company recorded net income of KRW 124.5 billion, or KRW 798 per share, representing a decrease of approximately 29%.

Accordingly, the historical acquisition price for the controlling equity interest of KRW 10,562 per share reflected the earnings-generating capacity of Tongyang Life Insurance Co., Ltd. at a time when it was generating annual net income of KRW 175.8 billion, whereas the share exchange price of KRW 8,720 per share reflects the Company’s current earnings-generating capacity following the subsequent decline in its profitability.

Meanwhile, the transaction price-to-earnings ratio (PER), calculated by dividing the acquisition price and the share exchange price by earnings per share, was 9.4x at the time of the acquisition of the controlling equity interest and 10.9x in connection with the share exchange, indicating that the share exchange price was determined at a higher multiple of earnings. Applying the PER multiple used in the acquisition of the controlling equity interest (9.4x) to 2025 earnings per share (EPS) of KRW 798 results in an implied per-share value of KRW 7,501 (KRW 798 × 9.4x), which is substantially below the share exchange price of KRW 8,720. This indicates that it would be difficult to conclude that the share exchange price in this transaction was determined at an unreasonably low level, even when evaluated based on the current profitability of Tongyang Life Insurance Co., Ltd..

Comparison of Tongyang Life Insurance Co., Ltd. Net Income under IFRS 17 (Unit KRW)
Classification	Period	Transaction Price	Net Income	Earnings per Share (EPS)	Transaction Price-to-Earnings Ratio (PER)
Acquisition Price	Mar. 2024	10,562	175.8 billion 1)	1,128	9.4x
Share Exchange Price	2025	8,720	124.5 billion 1)	798	10.9x

1) From April 2023 through March 2024.

In the share exchange, the shares held by the shareholders of Tongyang Life Insurance Co., Ltd. are ultimately exchanged for shares of Woori Financial Group Inc. Accordingly, the principal and substantive consideration in the transaction is not the absolute amount of the share exchange price itself, but rather the share exchange ratio, which reflects the relative valuation of the exchange prices of the two companies.

Based on the reference market prices determined in accordance with the Enforcement Decree of the FSCMA, the price-to-book ratio (PBR) implied by the share exchange prices was 0.75x for Woori Financial Group Inc. and 0.88x for Tongyang Life Insurance Co., Ltd. Because Tongyang Life Insurance Co., Ltd. was valued at a higher multiple of its net asset value, the share exchange ratio is, from a PBR perspective, more favorable to the shareholders of Tongyang Life Insurance Co., Ltd.

Comparison of Price-to-Book Ratios Implied by the Share Exchange Prices

Classification		Woori Financial Group		Tongyang Life Insurance
Book Value per Share (as of the end of 2025)		KRW 46,225		KRW 9,925
Share Exchange Price		KRW 34,589		KRW 8,720
PBR		0.75x		0.88x

Accordingly, because shareholders of Tongyang Life Insurance Co., Ltd. will receive shares of Woori Financial Group Inc. at a relatively more favorable valuation from a PBR perspective, it would be difficult to conclude that the terms of this share exchange were structured to disadvantage or otherwise impair the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd.

In addition, a bargain purchase gain is a one-time accounting gain recognized in connection with the acquisition of control and is determined through a purchase price allocation (“PPA”). Woori Financial Group Inc. recognized a bargain purchase gain of KRW 2,256 per share in connection with its acquisition of the controlling shareholder’s equity interest. By contrast, because this comprehensive share exchange constitutes an equity transaction under the applicable accounting standards, no bargain purchase gain will be recognized. Accordingly, a direct comparison between the two transactions has inherent limitations.

Nevertheless, for informational purposes, assuming that the non-controlling interest (22.1%) is acquired for cash at the share exchange price of KRW 8,720 per share, the estimated bargain purchase gain per share as of December 31, 2025 is presented below. These amounts are simplified estimates and do not represent the actual values that would be determined through a PPA.

(1) Assuming the Non-controlling Interest Equals 22.1% of Net Assets

At the time of the acquisition of the controlling equity interest (June 30, 2025), Tongyang Life Insurance Co., Ltd.’s net assets, after deducting hybrid capital securities, amounted to KRW 1,793.2 billion. Assuming that the non-controlling interest represented 22.1% of net assets, the non-controlling interest would have been KRW 396.3 billion and the controlling interest KRW 1,396.9 billion. Based on these assumptions, deducting the purchase consideration for the controlling equity interest of KRW 1,282.0 billion (KRW 10,562 per share × 121,565,627 shares) from the implied value of the controlling interest results in an estimated bargain purchase gain of KRW 114.9 billion, or KRW 945 per share.

As of December 31, 2025, the date of this share exchange, Tongyang Life Insurance Co., Ltd.’s net assets, after deducting hybrid capital securities, amounted to KRW 2,093.7 billion. Assuming that the non-controlling interest represented 22.1% of net assets, the non-controlling interest would have been KRW 462.7 billion and the controlling interest KRW 1,631.0 billion. Deducting the purchase consideration for the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares) from the implied value of the non-controlling interest results in an estimated bargain purchase gain of KRW 161.9 billion, or KRW 4,693 per share.

(2) Using the Carrying Amount of the Non-controlling Interest of Tongyang Life Insurance Co., Ltd.

Based on the carrying amount of the non-controlling interest as of December 31, 2025, the accounting carrying value of the non-controlling interest was KRW 305.9 billion. Deducting the purchase consideration for the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares) results in an estimated bargain purchase gain of KRW 5.1 billion, or KRW 147 per share.

* See Note 1, “General Information,” Section (7)-1, “Accumulated Non-controlling Interests at the End of the Reporting Period,” in the consolidated audited financial statements attached to the 2025 Annual Report of Woori Financial Group Inc. filed on the Electronic Disclosure System.

The estimated amounts described in (1) and (2) above, unlike the bargain purchase gain recognized in connection with the acquisition of the controlling shareholder’s equity interest, do not reflect any control premium. In addition, other valuation methodologies and assumptions may produce different results. Investors should therefore consider these estimates solely for reference in making their investment decisions. Accordingly, because shareholders of Tongyang Life Insurance Co., Ltd. will receive shares of Woori Financial Group Inc. at a relatively more favorable valuation from a PBR perspective, it would be difficult to conclude that the terms of this share exchange were structured to disadvantage or otherwise impair the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd.

For the reasons described above, the comprehensive share exchange and Woori Financial Group Inc.’s acquisition of the controlling equity interest in Tongyang Life Insurance Co., Ltd. from its former controlling shareholders, Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited, were separate and independent transactions undertaken at different times and for different purposes. The applicable acquisition procedures, pricing methodologies, and governing legal and regulatory frameworks also differed. Accordingly, differences between the historical acquisition price for the controlling equity interest and the share exchange price in this transaction are to be expected.

Going forward, through the implementation of the shareholder return initiatives set forth in Woori Financial Group Inc.’s publicly disclosed corporate value enhancement plan, including share repurchases and cancellations and increased dividends, Woori Financial Group Inc. intends to enable the current shareholders of Tongyang Life Insurance Co., Ltd., who will become shareholders of Woori Financial Group Inc. upon completion of this share exchange, to participate in and benefit from such shareholder return policies.

Is there a particular reason why the Share Exchange is being pursued before the amendments to the KCC and the implementation of the mandatory tender offer system become effective?	This decision forms part of the Group’s medium- to long-term growth strategy that has been contemplated since Woori Financial Group Inc.’s acquisition of Tongyang Life Insurance Co., Ltd., and is intended to improve management efficiency through the prompt acquisition of wholly-owned subsidiary status. At present, neither the timing nor the final content of any future legislative amendments has been definitively determined. Accordingly, it would be difficult to conclude that the transaction timetable was adjusted in anticipation of such legal developments. Rather, the transaction represents a business decision intended to facilitate the prompt integration of decision-making processes through the acquisition of wholly-owned subsidiary status and to realize synergies within the Group at an early stage.
The comprehensive share exchange and the cancellation of treasury shares were both announced on April 24, 2026. Please explain the impact on the stock price and the reason for proceeding with the treasury stock cancellation at this time.	The Company determined to cancel treasury shares that had been held for the past five years in order to reduce the total number of issued shares and thereby enhance the future value of the shares to be received by shareholders in exchange for their shares through the issuance of new shares of Woori Financial Group Inc. The timing of the treasury share cancellation was determined during the review process for the Share Exchange in order to avoid any concerns regarding market price manipulation or unfairness that could arise if the cancellation were implemented immediately prior to the determination of the exchange ratio. Accordingly, the treasury share cancellation forms part of the Company’s shareholder return initiatives and is expected to mitigate potential dilution in share value following the Share Exchange.

Tongyang Life Insurance Co., Ltd. announced the comprehensive share exchange and the cancellation of its treasury shares on the same date in order to maintain the objectivity of the determination of the share exchange ratio while simultaneously providing market participants with transparent disclosure regarding both the structure of the share exchange and the treatment of its treasury shares.

The treasury shares canceled in connection with this transaction were not treasury shares newly acquired for purposes of the share exchange. Rather, they consisted of 5,296,004 treasury shares, representing approximately 3.28% of the outstanding shares of Tongyang Life Insurance Co., Ltd., that had already been held by the company prior to the transaction.

In connection with the timing of the cancellation of treasury shares in this transaction, the Special Committee and the Board of Directors of Tongyang Life Insurance Co., Ltd. considered the following alternatives: (i) proceeding with the share exchange while retaining the treasury shares, (ii) transferring the treasury shares to Woori Financial Group Inc., and (iii) canceling the treasury shares prior to the share exchange. In the course of such review, they considered that, if the share exchange were completed while Tongyang Life Insurance Co., Ltd. continued to hold its treasury shares, newly issued shares of Woori Financial Group Inc. would also be allocated in respect of such treasury shares, thereby increasing the number of newly issued shares and potentially creating an overhang risk upon any future disposition of those shares.

On the other hand, the Special Committee of Tongyang Life Insurance Co., Ltd. determined that, if the cancellation of treasury shares had been publicly announced prior to the determination of the share exchange ratio, questions could have been raised regarding potential market price manipulation or unfair trading on the basis that such cancellation may have affected the market price of Tongyang Life Insurance Co., Ltd.’s shares and, consequently, the share exchange ratio.

Accordingly, the Special Committee concluded that publicly announcing the resolutions approving the share exchange and the cancellation of treasury shares simultaneously, after the share exchange ratio had been determined and the terms of the share exchange had been finalized, was the most appropriate approach from the standpoint of the fairness and transparency of the transaction terms, market predictability, and equitable treatment of the shareholders of both companies.

In addition, although the cancellation of treasury shares did not directly increase the share exchange ratio, it is expected to enhance the future value of the shares to be received by the common shareholders of Tongyang Life Insurance Co., Ltd. through the share exchange. If Tongyang Life Insurance Co., Ltd. had proceeded with the share exchange without canceling its 5,296,004 treasury shares, approximately 1,335,152 additional newly issued shares of Woori Financial Group Inc. would have been issued based on the share exchange ratio of 0.2521056 shares. This represents approximately 15.4% of the 8,696,875 newly issued shares of Woori Financial Group Inc. that are expected to be issued in connection with this share exchange.

By canceling all of its treasury shares prior to the share exchange, Tongyang Life Insurance Co., Ltd. eliminated this potential dilutive effect. As a result, the per-share value of the shares of Woori Financial Group Inc. to be received by the shareholders of Tongyang Life Insurance Co., Ltd. through the share exchange is correspondingly preserved.

Accordingly, by canceling its treasury shares and thereby preventing the issuance of these additional new shares, Tongyang Life Insurance Co., Ltd. sought to mitigate both the potential dilution of the Woori Financial Group Inc. shares that will be held by its minority shareholders following the share exchange and any potential future overhang resulting from the issuance of additional shares. Therefore, the cancellation of treasury shares in this transaction was intended to reduce unnecessary new share issuance and potential dilution after the share exchange ratio had been finalized and to protect the post-exchange economic interests of the shareholders participating in the share exchange.

I would like to inquire about the remedies available to shareholders who dissent from this share exchange and the treatment of fractional shares.	Shareholders who oppose the share exchange may notify their dissent by July 23, 2026, and may exercise their appraisal rights from July 24 to August 3. Any fractional shares arising as a result of the exchange ratio will be settled in cash. The cash amount will be calculated based on the closing market price of the exchange shares on the date such shares are listed and will be paid within one month following the effective date of the Share Exchange.
I would like to know what changes will occur to Tongyang Life’s solvency indicator (K-ICS ratio) following the share exchange.	The share exchange itself does not have an immediate material impact on the solvency ratio (K-ICS ratio). However, if appraisal rights are exercised on a significant scale by shareholders who oppose the Share Exchange, capital outflows resulting from the payment of the appraisal price could occur, which may lead to a decline in the K-ICS ratio.

Following the first shareholder meeting held on May 6, 2026, Tongyang Life Insurance Co., Ltd. continued its communications with shareholders and, in light of the principal concerns raised by shareholders and in the media, held a second shareholder meeting on June 22, 2026. The purpose of the second meeting was to provide more detailed explanations regarding the principal issues relating to this transaction and to receive shareholders’ views directly.

The second shareholder meeting was held from 2:30 p.m. to 5:30 p.m. on June 22, 2026. The meeting was attended by senior management and employees of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., together with representatives of Bae, Kim & Lee LLC and Deloitte Anjin LLC serving as external advisors, as well as shareholders, institutional investors and members of the press. A total of 79 individuals attended the meeting, including 44 external participants consisting of shareholders, institutional investors and members of the press. At the request of shareholders, the Company’s presentation was limited to the principal matters, after which an open question-and-answer session was conducted without any predetermined time limit and continued for more than approximately two and one-half hours.

At the second shareholder meeting, the Company explained, among other matters, the background and rationale for the proposed comprehensive share exchange, the transaction structure, the basis for determining the share exchange price and the share exchange ratio, the results of the review of the share exchange ratio conducted by the newly appointed independent valuation firm, the review process undertaken by the special committees of both companies and their external advisors, the purpose and expected effects of the cancellation of treasury shares, the procedures for exercising appraisal rights, the shareholder return policies applicable to shareholders of Woori Financial Group Inc. following the share exchange, and the anticipated transaction timetable. In particular, the Company explained that the value review performed by Deloitte Anjin LLC, which had been additionally engaged by Tongyang Life Insurance Co., Ltd., concluded that the final share exchange ratio fell within the valuation range determined by Deloitte Anjin LLC. The Company also informed attendees that the results of such review would be reported to the Special Committee and the Board of Directors and reflected in the amended Registration Statement and the Material Fact Report.

During the question-and-answer session, shareholders and other participants raised questions and expressed views regarding, among other matters, the difference between the historical acquisition price for the controlling equity interest and the share exchange price in this transaction, the timing of the proposed share exchange, the purpose, timing and expected effects of the cancellation of treasury shares, the methodology used to determine the share exchange ratio and the conclusions reached by the independent valuation firms, the potential application of discounts or premiums, dividends and shareholder return policies following the share exchange as shareholders of Woori Financial Group Inc., the requirements and procedures for exercising appraisal rights, and the contractual limitations applicable to the aggregate amount payable upon the exercise of appraisal rights.

In responding to these questions and comments, the Company recognized that, in addition to complying with the applicable legal procedures, it was important to provide shareholders with sufficient explanations regarding the matters of greatest concern to them, including the fairness of the pricing methodology, the potential for conflicts of interest among shareholders, opportunities for investment recovery, and the procedural transparency of the transaction. Accordingly, the Company explained its review process and the basis for its conclusions with respect to each of these issues. In addition, matters that were repeatedly raised during the meeting are being incorporated into the amended Registration Statement and the Material Fact Report, and follow-up communications, including shareholder letters, are being provided to ensure that the same information is made available to all shareholders, including those who were unable to attend the meeting.

The principal questions raised at the second shareholder meeting and the Company’s responses thereto are summarized below.

<Tongyang Life Insurance Co., Ltd.>

Questions and Inquiries (Q)	Tongyang Life Insurance Co., Ltd.’s Answer (A)
Why is there a difference between the historical acquisition price for the controlling equity interest and the share exchange price in this transaction? Although both relate to shares of Tongyang Life Insurance Co., Ltd., it appears that different prices were applied to the controlling shareholder and the minority shareholders. Please explain whether the terms applicable to the minority shareholders are less favorable.

The prior acquisition of the controlling equity interest and the comprehensive share exchange are separate and independent transactions that differ in terms of their timing, purpose, transaction structure, ownership interests acquired, applicable legal framework, and pricing methodology. The price paid by Woori Financial Group Inc. in 2024 to acquire the controlling equity interest from Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited reflected, among other factors, the consideration for acquiring control, the strategic value of entering the insurance business, the market conditions prevailing at the time of the acquisition, the results of due diligence, and the negotiated contractual terms. By contrast, the share exchange price in this transaction was determined using the reference market price methodology prescribed under Article 176-5 of the Enforcement Decree of the FSCMA, taking into account that both Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc. are publicly listed companies.

Certain shareholders noted that, in more developed capital markets, there are cases in which minority shareholders are offered the same terms as controlling shareholders in connection with acquisitions of controlling interests, and that the introduction of a mandatory tender offer regime has also been discussed in Korea. However, a mandatory tender offer regime is intended to require that controlling shareholders and minority shareholders receive the same terms at the time a controlling interest is acquired. By contrast, this transaction is a separate transaction undertaken a substantial period after Woori Financial Group Inc. acquired the controlling equity interest in 2024.

In addition, the difference between the historical acquisition price for the controlling equity interest and the share exchange price reflects not only the control premium but also changes in the intrinsic value and earnings-generating capacity of Tongyang Life Insurance Co., Ltd. over the approximately two-year period. The detailed basis for such determination, including changes in net asset value as reflected in the Prudential Accounting Principles Balance Sheet, changes in earnings-generating capacity, and comparisons of the transaction PER and PBR, is described in the supplemental explanation relating to the first shareholder meeting. In light of the foregoing, it would be difficult to conclude that the share exchange ratio in this transaction was established on terms that are unfavorable to the minority shareholders of Tongyang Life Insurance Co., Ltd.

Whether the share exchange was pursued
at a time when the share price of
Tongyang Life Insurance Co., Ltd. was
low and the share price of Woori
Financial Group Inc. was relatively high,
resulting in a share exchange ratio that
was unfavorable to the minority
shareholders.

Following its acquisition of Tongyang Life Insurance Co., Ltd. as a subsidiary in 2024,
Woori Financial Group Inc. conducted a consulting review to assess Tongyang Life
Insurance Co., Ltd.’s management status and identify areas for improvement, while also implementing the company’s business plan and operational improvement initiatives for the current year. After Woori Financial Group Inc.’s working-level team completed matters relating to its securities business (Woori Investment & Securities Co., Ltd.), the
Company began actively considering the acquisition of the remaining equity interests in
Tongyang Life Insurance Co., Ltd. to make it a wholly owned subsidiary around March
2026. Accordingly, this transaction was not initiated based on prevailing share price movements or the selection of a favorable market timing, but rather was pursued in response to the Group’s business needs and internal implementation schedule.

In addition, because Woori Financial Group Inc. has a dispersed shareholder base without a controlling shareholder, there was no incentive to adjust the timing of the transaction or the share exchange ratio for the benefit of any particular shareholder. In the course of the transaction, the Company carefully considered the amended KCC and the Ministry of Justice’s Guidelines on Directors’ Standards of Conduct, and obtained advice from external legal and accounting advisors to ensure procedural fairness.
Furthermore, because the share exchange price was determined in accordance with the reference market price methodology prescribed under the FSCMA and its Enforcement
Decree, using the trading day immediately preceding the date of the board resolution as the reference date, the structure of the transaction did not permit the arbitrary selection of a particular valuation date to influence the share exchange ratio.

Whether the management of Tongyang Life Insurance Co., Ltd. made sufficient efforts to secure more favorable exchange terms for the benefit of the minority shareholders. Some shareholders expressed the view that merely explaining the company’s deteriorating financial performance or the need to make Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary is insufficient from the perspective of minority shareholders.

The Company determined that, because this transaction involves the acquisition of the controlling shareholder’s remaining equity interest and the delisting of Tongyang Life Insurance Co., Ltd., it should not merely apply the pricing formula prescribed by applicable law, but should also take into account the protection of minority shareholders and procedural fairness. Accordingly, the Company established a Special Committee composed entirely of independent directors and external experts to review, among other matters, the fairness of the transaction terms, the potential for conflicts of interest among shareholders, whether any discount or premium should be applied in determining the share value, and measures to protect minority shareholders.

In addition, through a value review conducted by an independent accounting advisor, the Company assessed whether the share exchange ratio determined under the statutory reference market price methodology fell within the appropriate valuation range for each company. Furthermore, in response to the amendment request from the Financial Supervisory Service and concerns expressed by minority shareholders, the Company engaged Deloitte Anjin LLC as an additional independent valuation firm to re-examine the objectivity and appropriateness of the share exchange ratio. The Company intends to fully reflect the review process and the basis for its conclusions in its amended disclosure documents.

Whether determining the share exchange ratio solely based on the statutory reference market price methodology is sufficient. In particular, they have requested an explanation as to whether the share exchange ratio should instead be determined based on the intrinsic value or fair value of Tongyang Life Insurance Co., Ltd., and whether the valuation range provided by the independent valuation firms is so broad that it does not adequately demonstrate the fairness of the final share exchange ratio.

Because this transaction is a comprehensive share exchange between publicly listed companies, the share exchange price and the share exchange ratio were determined using the reference market price methodology prescribed under Article 165-4 of the Korean Financial Investment Services and Capital Markets Act and its Enforcement Decree. Nevertheless, in order to further support the objectivity and reasonableness of the share exchange ratio, Tongyang Life Insurance Co., Ltd. obtained independent valuation analyses from Samil PricewaterhouseCoopers and Deloitte Anjin LLC based on the intrinsic value approach (FCFE/MVS) and the guideline public company method. As a result, the final share exchange ratio of 1:0.2521056 falls within both the valuation range determined by Samil PricewaterhouseCoopers (1:0.1387518 to 1:0.3168270) and the valuation range determined by Deloitte Anjin LLC (1:0.1368448 to 1:0.2786088).

The range of reasonable share exchange ratios derived by an independent valuation necessarily reflects the assumptions used in the valuation process, including projected future cash flows, the selection of comparable companies, and discount rates, and therefore will inherently encompass a range of values rather than a single point estimate. In this transaction, however, the final share exchange ratio falls within the valuation ranges independently determined by both accounting firms. Accordingly, the Company believes that the reasonableness of the share exchange ratio has been independently confirmed. Tongyang Life Insurance Co., Ltd. reported the results of the independent valuation analyses and the related review process to the Special Committee and the Board of Directors and intends to reflect such information in the amended Registration Statement and other disclosure documents.

Whether a premium or discount could have been applied to the share exchange price in order to provide more favorable terms to the minority shareholders of Tongyang Life Insurance Co., Ltd.	The Special Committee considered, from the perspective of protecting the minority shareholders of Tongyang Life Insurance Co., Ltd., whether a premium could be applied to the reference market price and whether the application of a discount or premium was appropriate. However, this transaction affects not only the shareholders of Tongyang Life Insurance Co., Ltd., but also the existing shareholders of Woori Financial Group Inc.. If the share exchange price of Tongyang Life Insurance Co., Ltd. were unilaterally increased or the share exchange price of Woori Financial Group Inc. were unilaterally decreased, the existing shareholders of Woori Financial Group Inc. could bear additional dilution resulting from the issuance of new shares. Accordingly, the Company considered not only the protection of the minority shareholders of Tongyang Life Insurance Co., Ltd., but also the equitable treatment of the shareholders of both companies as a whole, the statutory reference market price methodology prescribed under the FSCMA and its Enforcement Decree, the results of the independent valuation analyses, and the findings of the Special Committee in reaching its determination.
Whether, if the cancellation of treasury shares had occurred prior to the determination of the share exchange ratio, it could have had a positive effect on the market price of Tongyang Life Insurance Co., Ltd. and, consequently, on the share exchange ratio; and whether canceling the treasury shares only after the share exchange ratio had been finalized primarily benefited the existing shareholders of Woori Financial Group Inc.

The treasury shares canceled in connection with this transaction were not treasury shares newly acquired by Tongyang Life Insurance Co., Ltd. for purposes of the share exchange, but rather treasury shares that the company had held prior to the transaction. The Company determined to cancel such treasury shares in order to prevent newly issued shares of Woori Financial Group Inc. from being allocated in respect of the treasury shares held by Tongyang Life Insurance Co., Ltd. in the share exchange and thereby reduce the number of new shares to be issued by Woori Financial Group Inc. and the resulting dilutive effect. If the share exchange had proceeded while Tongyang Life Insurance Co., Ltd. continued to hold its treasury shares, newly issued shares of Woori Financial Group Inc. would also have been allocated in respect of those treasury shares, increasing the number of new shares issued and potentially creating an overhang risk upon any future disposition of such shares.

On the other hand, if the cancellation of treasury shares had been separately announced or completed prior to the determination of the share exchange ratio, such information could have affected the market price of Tongyang Life Insurance Co., Ltd.’s shares, thereby giving rise to additional concerns regarding the fairness of the determination of the share exchange ratio. After considering these factors, the Company concluded that announcing the resolutions approving the share exchange and the cancellation of treasury shares simultaneously, after the share exchange ratio had been determined and the terms of the share exchange had been finalized, was appropriate from the standpoint of the fairness of the transaction terms, market predictability, and the equitable treatment of the shareholders of both companies.

Why it is necessary for Woori Financial Group Inc. to acquire all of the remaining equity interests in Tongyang Life Insurance Co., Ltd. and make it a wholly owned subsidiary, even though Woori Financial Group Inc. is already its controlling shareholder, and what business and capital synergies are expected to result from the transaction.	Under the current structure, in which Tongyang Life Insurance Co., Ltd. remains a publicly listed subsidiary, certain constraints exist with respect to capital support, decision-making, implementation of Group-wide strategies, and collaboration among Group affiliates. In particular, following the adoption of IFRS 17 and the K-ICS regime, the insurance industry has experienced increased earnings and capital volatility, and future strengthening of capital regulations may increase the burden of capital management. If additional capital is required while Tongyang Life Insurance Co., Ltd. remains a publicly listed subsidiary, issues such as dilution of minority shareholders’ interests, changes in ownership percentages, procedural burdens, and potential conflicts of interest may arise. Following the completion of the proposed acquisition of the remaining equity interests, however, Woori Financial Group Inc. will be able to provide more timely and consistent support for the capital management and financial stability of Tongyang Life Insurance Co., Ltd. In addition, the Company expects to leverage the capital resources, customer base, and distribution channels of the Woori Financial Group and to expand integration among customers, products, and distribution channels across its banking, securities, and insurance businesses. These initiatives are expected to create new business opportunities and sources of revenue, strengthen the competitiveness of the insurance business, and establish a foundation for sustainable mid-to-long-term growth.
What dividend and shareholder return policies will apply if they become shareholders of Woori Financial Group Inc. following the completion of this share exchange.	Upon completion of this share exchange, shareholders of Tongyang Life Insurance Co., Ltd. will become shareholders of Woori Financial Group Inc. Thereafter, if they are registered as shareholders of Woori Financial Group Inc. as of the applicable dividend record date, they will be eligible to participate in Woori Financial Group Inc.’s dividend and shareholder return programs. Woori Financial Group Inc. currently pays quarterly dividends, and its most recent quarterly dividend was approximately KRW 220 per share. Accordingly, upon completion of the share exchange, shareholders of Tongyang Life Insurance Co., Ltd. who become shareholders of Woori Financial Group Inc. will be eligible to participate in Woori Financial Group Inc.’s dividend and shareholder return policies beginning on the applicable dividend record date. Based on the current transaction timetable, such shareholders are expected to be eligible to participate beginning with the dividend for the third quarter of 2026, which is expected to be paid in late November 2026.

In addition, pursuant to its corporate value enhancement plan announced in February 2026, Woori Financial Group Inc. is pursuing the early achievement and stable maintenance of a Common Equity Tier 1 ratio of 13% and a sustainable Group return on equity (ROE) of at least 10%. As part of its shareholder return initiatives, Woori Financial Group Inc. also plans to continue increasing its annual dividend per share (DPS), implement the first tax-exempt dividend program among Korean bank holding companies, and expand its share repurchase and cancellation program, with a shareholder return ratio exceeding that of the previous year (which was above 30%). By contrast, Tongyang Life Insurance Co., Ltd. is currently limited in its ability to implement an active shareholder return policy because it does not have sufficient distributable profits under the Korean Commercial Act. Accordingly, shareholders participating in this share exchange will become shareholders of Woori Financial Group Inc. and will be able to participate in the Group’s shareholder return program spanning its banking, securities, and insurance businesses.
Explain how to exercise appraisal rights if opposing this share exchange and when the newly issued shares of Woori Financial Group Inc. received in the share exchange may be sold following completion of the transaction.

Shareholders who oppose this share exchange must, no later than the business day following the date of the public announcement of the board resolution (April 27, 2026), provide evidence that they entered into a contract or otherwise acquired the shares, be registered on the shareholders’ register as of the record date (May 6, 2026), and continuously hold such shares through the time of exercising their appraisal rights. In addition, they must deliver written notice of their opposition to the Company no later than the day preceding the shareholders’ meeting (July 23, 2026). However, a shareholder who has submitted a notice of opposition will not be entitled to exercise appraisal rights if such shareholder votes in favor of the share exchange proposal at the shareholders’ meeting. The submission of a notice of opposition and the actual exercise of appraisal rights are separate procedures. A shareholder who has submitted a notice of opposition may exercise appraisal rights during the exercise period from July 24, 2026 through August 3, 2026. Shareholders should review the Company’s disclosure documents and consult their securities firms regarding the detailed requirements and procedures.

Under the current expected timetable, the shareholders’ meeting of Tongyang Life Insurance Co., Ltd. is scheduled to be held on July 24, 2026, and the share exchange is scheduled to become effective on August 11, 2026. The newly issued shares of Woori Financial Group Inc. to be delivered in the share exchange may be traded after the share exchange date, once the listing procedures for such newly issued shares have been completed. Accordingly, there may be a period between the share exchange date and the date on which the newly issued shares are listed and become available for trading. For additional information regarding the procedures for submitting a notice of opposition, the appraisal rights exercise period and procedures, whether an exercise of appraisal rights may be withdrawn after submission, and the expected timing of the listing and commencement of trading of the newly issued shares, shareholders should refer to the disclosure documents of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd.

Whether this transaction will be terminated if the aggregate amount payable upon the exercise of appraisal rights exceeds KRW 200 billion.	The Share Exchange Agreement includes a threshold with respect to the aggregate amount payable upon the exercise of appraisal rights. However, if the aggregate amount payable upon the exercise of appraisal rights exceeds KRW 200 billion, the appropriate course of action will be determined only after the actual amount of appraisal rights exercised has become known, taking into account the terms of the share exchange agreement, the Company’s financial condition, the necessity of proceeding with the transaction, and the judgment of the Board of Directors. Accordingly, it is not possible at this stage to conclude whether the transaction would be terminated under such circumstances.
Whether risks relating to Tongyang Life Insurance Co., Ltd., including administrative fines, contingent liabilities, and the potential for future losses, were adequately reflected in the determination of the share exchange ratio and the valuation of the company.	In valuing an insurance company, key considerations include policy persistency and lapse rates, loss ratios, insurance claim obligations, actuarial assumptions, capital regulations, and projected future earnings. The Company reflected significant identifiable risks, including expected administrative fines, contingent liabilities, and potential future losses, in the information and estimates provided to the independent valuation firms. The independent valuation firms conducted their valuation analyses based on such information, together with publicly available information, the Company’s business plan, recent operating results, and the characteristics of the insurance industry. The valuation ranges determined by both accounting firms reflect these risk factors. However, disclosure of certain information, including the Company’s future business plans, detailed business strategies, actuarial assumptions, and other commercially or competitively sensitive information, as well as information beyond the scope of applicable disclosure requirements, may be subject to limitations.

What is the purpose of the Financial Supervisory Service’s request for the submission of amended disclosure documents and for the holding of a second shareholder meeting. Specifically, explain whether the request was intended merely to increase communications with shareholders or whether it was intended to require substantive shareholder protection measures, such as an adjustment to the share exchange price.	The Company understands that the Financial Supervisory Service’s request for the submission of amended disclosure documents was intended to ensure that, because this transaction involves the delisting of a publicly listed company and constitutes an important investment decision for minority shareholders, shareholders are provided with sufficient information, given an opportunity to express their views, and furnished with more comprehensive explanations regarding potential conflicts of interest and the basis for determining the share exchange price. Accordingly, the Company held the second shareholder meeting to hear directly the principal issues raised by shareholders and intends to supplement the amended Registration Statement and the Material Fact Report to reflect the results of the review conducted by the additional independent valuation firm and the Special Committee’s further review. The Company does not intend for these efforts to constitute merely a procedural communication exercise. Rather, it intends to reflect in its disclosure documents the principal issues raised during the shareholder meeting and the Company’s review process with respect to those issues, thereby providing shareholders with more complete information to assist them in making informed investment decisions.

The Company considers the comments and questions raised by shareholders at the second shareholder meeting to be an important basis for supplementing its explanation of this transaction and further enhancing procedural fairness. Accordingly, the Company has more fully reflected in the amended Registration Statement and the Material Fact Report the principal questions raised during the shareholder meeting and the Company’s responses thereto, the results of the review conducted by Deloitte Anjin LLC as the newly engaged independent valuation firm, the Special Committee’s review, the reasons for the difference between the historical acquisition price for the controlling equity interest and the share exchange price in this transaction, the purpose and effects of the cancellation of treasury shares, important considerations relating to the exercise of appraisal rights, and the rights and investment risks applicable to shareholders who will become shareholders of Woori Financial Group Inc. following completion of the Share Exchange.

(c) Reporting and Review of Public Shareholder Views by the Special Committees

As discussed above, both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. placed significant emphasis on reducing information asymmetry and protecting shareholder rights. At the same time, the companies gave primary consideration to the risks of disclosing material non-public information and the potential for violations of the FSCMA arising from the fact that the exchange ratio had not yet been determined prior to the relevant board resolutions. Due to these strict legal and procedural constraints, pre-announcement communications with shareholders prior to the board resolutions could not realistically be considered. As a result, there were practical limitations on soliciting specific shareholder views in advance, reporting such views to the Special Committees and incorporating them into the deliberative process. Accordingly, in the course of reviewing the appropriateness of the transaction, there were objective limitations on directly presenting the individual views of public shareholders to the Special Committees in a formal reporting process.

Meanwhile, following the shareholder meeting held for shareholders of Woori Financial Group Inc. on May 6, 2026, Woori Financial Group Inc. did not convene a separate meeting of its Special Committee to review the results of the shareholder meeting. Instead, the number of shareholders who attended the meeting, the matters discussed, and the Company’s responses were individually reported to the members of the Special Committee. The matters discussed during the shareholder meeting had already been reviewed by the Special Committee prior to the Board meeting, and because the Company had provided sufficient responses to shareholders’ questions during the meeting and no additional requests were raised by shareholders, no further review by the Special Committee was conducted with respect to the results of the shareholder meeting. The Company determined, however, that the Special Committee would be convened if any matters requiring further discussion arise in the future.

Following the first shareholder meeting held on May 6, 2026, Tongyang Life Insurance Co., Ltd. continued its communications with shareholders and, in light of the principal concerns raised by shareholders and in the media, held a second shareholder meeting on June 22, 2026. The purpose of the second meeting was to provide more detailed explanations regarding the principal issues relating to this transaction and to receive shareholders’ views directly.

The second shareholder meeting was held from 2:30 p.m. to 5:30 p.m. on June 22, 2026. The meeting was attended by senior management and employees of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., together with representatives of Bae, Kim & Lee LLC, Deloitte Anjin LLC and other external advisors, as well as shareholders, institutional investors, and members of the press. A total of 79 individuals attended the meeting, including 44 external participants consisting of shareholders, institutional investors, and members of the press. At the request of shareholders, the Company’s presentation focused on the principal matters, after which an open question-and-answer session was conducted without any predetermined time limit and continued for more than approximately two and one-half hours.

At the second shareholder meeting, the Company explained, among other matters, the background and rationale for the proposed comprehensive share exchange, the transaction structure, the basis for determining the share exchange price and the share exchange ratio, the results of the review of the share exchange ratio conducted by the newly engaged independent valuation firm, the review process undertaken by the Special Committees of both companies and their external advisors, the purpose and expected effects of the cancellation of treasury shares, the procedures for exercising appraisal rights, the shareholder return policies applicable to shareholders of Woori Financial Group Inc. following the share exchange, and the anticipated transaction timetable. In particular, the Company explained that the value review performed by Deloitte Anjin LLC, which had been additionally engaged by Tongyang Life Insurance Co., Ltd., concluded that the final share exchange ratio falls within the valuation range determined by Deloitte Anjin LLC. The Company also informed attendees that the results of such review would be reported to the Special Committee and the Board of Directors and reflected in the amended Registration Statement and the Material Fact Report.

During the question-and-answer session, shareholders and other participants raised questions and expressed views regarding, among other matters, the difference between the historical acquisition price for the controlling equity interest and the share exchange price in this transaction, the timing of the proposed share exchange, the purpose, timing and expected effects of the cancellation of treasury shares, the methodology used to determine the share exchange ratio and the conclusions reached by the independent valuation firms, the potential application of discounts or premiums, dividends and shareholder return policies following the share exchange as shareholders of Woori Financial Group Inc., the requirements and procedures for exercising appraisal rights, and the contractual threshold relating to the aggregate amount payable upon the exercise of appraisal rights.

In responding to these questions and comments, the Company recognized that, in addition to complying with the applicable legal procedures, it was important to provide shareholders with sufficient explanations regarding the matters of greatest concern to them, including the fairness of the pricing methodology, the potential for conflicts of interest among shareholders, opportunities for investment recovery, and the procedural transparency of the transaction. Accordingly, the Company explained its review process and the basis for its conclusions with respect to each of these issues. In addition, the Company is incorporating matters that were repeatedly raised during the shareholder meeting into the amended Registration Statement and the Material Fact Report and is providing follow-up communications, including shareholder letters, to ensure that the same information is made available to all shareholders, including those who were unable to attend the meeting.

At its fourth meeting held on June 23, 2026, the Special Committee of Tongyang Life Insurance Co., Ltd. received a report regarding the second shareholder meeting, including the progress of the meeting and the principal matters discussed. In light of the fact that the proposed comprehensive share exchange would result in the delisting of Tongyang Life Insurance Co., Ltd. and could give rise to potential conflicts of interest between Woori Financial Group Inc., as the controlling shareholder, and the minority shareholders of Tongyang Life Insurance Co., Ltd., the Special Committee determined that the comments and questions raised by shareholders at the second shareholder meeting reflected the substantive concerns of minority shareholders regarding the transaction terms and procedural fairness. Accordingly, the Special Committee confirmed that such matters should be fully reflected in the amended Registration Statement and the Material Fact Report.

The Special Committee received reports regarding the explanations provided at the second shareholder meeting concerning the background and rationale for the proposed comprehensive share exchange, the transaction structure, the basis for determining the share exchange price and the share exchange ratio, the results of the review of the share exchange ratio conducted by the newly engaged independent valuation firm, the review process undertaken by the Special Committees of both companies and their external advisors, the purpose and expected effects of the cancellation of treasury shares, the procedures for exercising appraisal rights, the shareholder return policies applicable to shareholders of Woori Financial Group Inc. following the share exchange, and the anticipated transaction timetable. The Special Committee also reviewed the questions raised by shareholders and the Company’s responses concerning the difference between the historical acquisition price for the controlling equity interest and the share exchange price in this transaction, the timing of the proposed share exchange, the purpose, timing and expected effects of the cancellation of treasury shares, the methodology used to determine the share exchange ratio and the conclusions reached by the independent valuation firms, the potential application of discounts or premiums, dividend and shareholder return policies following the share exchange, the requirements and procedures for exercising appraisal rights, and the contractual threshold relating to the aggregate amount payable upon the exercise of appraisal rights.

Following its review of the results of the second shareholder meeting, the Special Committee concluded that the principal concerns of minority shareholders with respect to the transaction were: (i) the explanation of the differences among the historical acquisition price for the controlling equity interest, the share exchange price in this transaction and the appraisal rights purchase price; (ii) the objectivity of the process for determining the share exchange ratio and the results of the additional independent valuation; (iii) the purpose and timing of the cancellation of treasury shares and its expected effect on shareholder value; (iv) the procedures for exercising appraisal rights and the contractual threshold on the aggregate amount payable upon the exercise thereof; and (v) the rights of shareholders following the share exchange as shareholders of Woori Financial Group Inc. and the applicable shareholder return policies. Accordingly, the Special Committee determined that these matters could constitute material information for shareholders in evaluating whether to invest in the transaction and whether to exercise appraisal rights, and requested that the Company provide more detailed explanations regarding each of these issues in the amended Registration Statement and the Material Fact Report.

In particular, with respect to the appraisal rights purchase price, the Special Committee acknowledged that the current proposed purchase price had been determined in accordance with the applicable methodology prescribed under the Financial Investment Services and Capital Markets Act and the relevant regulations. At the same time, the Special Committee noted that the transaction involves the delisting of Tongyang Life Insurance Co., Ltd., that appraisal rights constitute an important means by which dissenting shareholders may realize cash value for their investment, and that any increase in the proposed purchase price would require consideration of various competing interests, including equitable treatment among shareholders, the Company’s cash outflows and the impact on its capital adequacy, including under the K-ICS regime, the contractual threshold on the aggregate amount payable upon the exercise of appraisal rights, and transaction certainty. Accordingly, the Special Committee requested that the Company, after consulting with Woori Financial Group Inc. and based on objective supporting materials and external legal advice, conduct an additional review of whether the proposed appraisal rights purchase price should be increased and present the results for discussion at a subsequent meeting of the Special Committee and the Board of Directors.

Finally, the Special Committee requested that the Company fully reflect in the amended Registration Statement and the Material Fact Report the principal questions raised during the second shareholder meeting and the Company’s responses thereto, the results of the review conducted by the newly engaged independent valuation firm, the explanation of the difference between the historical acquisition price for the controlling equity interest and the share exchange price in this transaction, the purpose and expected effects of the cancellation of treasury shares, the procedures for exercising appraisal rights and the matters considered in connection with the proposed appraisal rights purchase price, as well as the shareholder return policies and investment risk factors applicable following the completion of the share exchange.

(d) Basis for the Determination that No Shareholder Conflict of Interest Existed Notwithstanding the Views Expressed by Public Shareholders

As noted above, in connection with the proposed comprehensive share exchange, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. considered that the disclosure of non-final information to the market could materially affect the share prices of both companies and potentially distort the exchange ratio determined pursuant to the FSCMA. Accordingly, pre-announcement communications with shareholders prior to the relevant board resolutions were excluded from consideration.

Nevertheless, during the review process conducted by the Special Committee of Tongyang Life Insurance Co., Ltd., discussions were held regarding the fairness and appropriateness of the exchange ratio. In the course of its review, the Special Committee concluded, based on the grounds described below, that the Share Exchange would not adversely affect the interests of minority shareholders.

First, with respect to the appropriateness of the exchange ratio, the Special Committee appointed external accounting advisors, which was not legally required, and voluntarily conducted a valuation methodology deemed fair in order to cross-verify the appropriateness of the exchange ratio based on the reference market price. The exchange ratio (0.2521056) based on the standard market price under the FSCMA was determined by an external valuation institution applying valuation methods that take into account the business characteristics of each company (Woori Financial Group Inc.: discounted cash flow (DCF), comparable publicly traded company method / Tongyang Life Insurance Co., Ltd.: actuarial valuation methods (MVS), comparable publicly traded company method). Based on this review, the Special Committee concluded that the exchange ratio was objectively fair.

Second, with respect to the exchange consideration, because both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. are listed companies, the reference market price was determined pursuant to Article 165-4 of the FSCMA and Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree thereof, and the exchange ratio was calculated on the basis of such reference market price. In reviewing the appropriateness of the exchange consideration, the Special Committee of Tongyang Life Insurance Co., Ltd. inquired of the Special Committee of Woori Financial Group Inc. regarding the possibility of applying a premium in determining the exchange ratio. Following its deliberations on April 14, 2026, the Special Committee of Woori Financial Group Inc. concluded that the share exchange consideration determined using the statutory market price methodology prescribed under the FSCMA, and the resulting exchange ratio, fell within the range of exchange ratios derived from valuation methodologies generally recognized as fair and reasonable. Accordingly, it determined that there was no basis for concluding that the exchange ratio was unfair to either party. The Special Committee further concluded that applying a premium in the absence of objectively clear and compelling grounds could give rise to allegations of arbitrariness and shareholder opposition and that the absence of a premium represented the most neutral approach.

Under the FSCMA, a premium or discount of up to ±10% may be applied to the reference market price in a comprehensive share exchange between affiliated companies. However, the Company determined that the reference market price already reflects all publicly available information, market supply and demand, and the market’s expectations regarding both companies. In addition, because the reference market price is based on the arithmetic average market prices over multiple periods (the preceding trading day, one week, and one month), it mitigates the effect of short-term price fluctuations. Accordingly, unless there are extraordinary circumstances, such as significant short-term price movements resulting from unusual market events, the Company believes that refraining from adjusting the reference market price is more likely to ensure market acceptance.

Accordingly, because the share exchange ratio determined based on the reference market price is clear from both a legal and procedural standpoint, the Company concluded that, absent a clear and objective basis for applying a premium or discount that could be explained through objective supporting evidence and a transparent calculation methodology, the application of such premium or discount could make it more difficult to obtain the support of the shareholders who would be relatively disadvantaged by the adjustment and could give rise to additional controversy. Therefore, the Company determined that establishing the share exchange ratio based on the reference market price without applying any premium or discount was the most neutral and objectively supportable approach.Third, in the case of this Share Exchange, Woori Financial Group Inc. does not plan to deliver treasury shares to the shareholders subject to the share exchange and will deliver newly issued shares of Woori Financial Group Inc. as consideration for the Share Exchange, which may result in a dilutive effect on the equity interests of the shareholders of Woori Financial Group Inc. due to the issuance of such new shares. However, in order to prevent dilution of shareholder value resulting from the issuance of new shares, although not directly related to the Share Exchange, the Company planned to repurchase treasury shares in the amount of KRW 200 billion during the period from February 10, 2026 to June 10, 2026 as part of its shareholder return policy, and completed the repurchase of 5,986,638 treasury shares as of June 5, 2026 (to minimize conflicts of interest, no purchases shall be made during the exchange ratio calculation period from March 24, 2026 to April 23, 2026). Pursuant to the public announcement made on June 10, 2026 regarding the cancellation of treasury shares, the treasury shares so repurchased in the amount of KRW 200 billion were cancelled on June 18, 2026. Furthermore, in the medium to long term, synergies arising from the consolidation of Tongyang Life Insurance Co., Ltd. as a wholly-owned subsidiary, including improved group profitability, strengthened insurance portfolio, and reduced redundant listing costs, are expected to contribute to shareholder value in excess of any dilutive effect on shareholding ratios. Furthermore, the shareholders of Tongyang Life Insurance Co., Ltd. do not unilaterally lose their status as shareholders of a listed company, but are afforded the opportunity to continue their investment as shareholders of Woori Financial Group Inc. through Woori Financial Group Inc.; accordingly, it was determined that the transaction structure itself is not of a form that is advantageous or disadvantageous only to specific shareholders.

Meanwhile, the reasons why Woori Financial Group Inc. did not use its existing treasury shares as consideration in the share exchange are as follows. As of the date of the Registration Statement, pursuant to its previously announced treasury share repurchase program, Woori Financial Group Inc. had completed the repurchase of 5,986,638 treasury shares as of June 5, 2026. Accordingly, the Company held a total of 6,040,538 treasury shares. However, pursuant to the public announcement made on June 10, 2026 regarding the cancellation of treasury shares, all 5,986,638 treasury shares repurchased under the KRW 200 billion share repurchase program were canceled on June 18, 2026. Following such cancellation, only 53,945 treasury shares remained. Accordingly, the Company’s remaining treasury shares were insufficient to satisfy the delivery of the 8,696,875 shares of Woori Financial Group Inc. required to be issued in connection with this share exchange.

Classification	Treasury Shares	Remarks
Shares to be delivered in the event of the share exchange	8,696,875 shares
Treasury shares held after repurchase of the treasury shares (February 10 – June 5, 2026) (A)	6,040,573 shares
Treasury shares to be canceled (B)	5,986,638 shares	June 10, 2026 decision to cancel treasury shares
Treasury shares remaining after cancellation (A–B)	53,945 shares

In addition, under the amended KCC, which became effective in March 2026, the cancellation of treasury shares is the general rule. Although the Act provides limited exceptions permitting dispositions of treasury shares for purposes other than cancellation, including in connection with a share exchange, the Company determined not to actively acquire additional treasury shares for use as consideration in the share exchange, as doing so could raise questions as to whether such action would be consistent with the legislative intent underlying the amendments to the KCC.

Fourth, minority shareholders who oppose this share exchange are guaranteed appraisal rights pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, with the estimated purchase price calculated at KRW 8,505, thereby providing minority shareholders with a legal safeguard to recover their investment in cash. The intended purchase price is the value calculated in accordance with the purchase price calculation method prescribed in Article 62-2(3)(i) of the FHCA (FHCA), Article 33-2(1) of the Enforcement Decree thereof, Article 165-5 of the FSCMA, and Article 176-7(3)(i) of the Enforcement Decree thereof.

Taking into comprehensive consideration the foregoing matters, the Special Committee determined that measures had been taken to address the concerns raised by minority shareholders, including verification of the appropriateness of the exchange ratio and securing of legal protective mechanisms, and unanimously resolved by all committee members that the Share Exchange does not infringe upon the interests of minority shareholders, and reported such resolution to the Board of Directors on April 20, 2026.

(e) Basis for the Difference Between the Exchange Consideration Offered to Public Shareholders and the Acquisition Price Paid to the Former Controlling ShareholderFirst, the proposed comprehensive share exchange and Woori Financial Group Inc.’s acquisition of the controlling equity interest in Tongyang Life Insurance Co., Ltd. from its former controlling shareholders, Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited, are separate and independent transactions that differ in terms of their timing, purpose, share acquisition procedures, pricing methodologies, and the applicable legal and regulatory framework.

On August 28, 2024, Woori Financial Group Inc. entered into a share purchase agreement with Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited, and, on July 1, 2025, Tongyang Life Insurance Co., Ltd. became a subsidiary of Woori Financial Group Inc. The acquisition price for the controlling equity interest reflected not only the value of the shares of Tongyang Life Insurance Co., Ltd. themselves, but also various other factors, including the strategic benefits of the Group’s entry into the insurance business and enhancement of its business portfolio, the value attributable to obtaining control, including the ability to appoint the chief executive officer and secure board representation, and the seller’s indemnification obligations. The acquisition price was determined through negotiations between the parties after taking all such factors into consideration. In general, the portion of the acquisition price that exceeded the then-prevailing market price may be characterized as a control premium. However, a control premium is not a separately identified amount that is predetermined, agreed upon in advance, and simply added to the market price. Rather, it is an ex post concept referring to the difference between the negotiated acquisition price and the then-prevailing market price, as determined after considering the results of due diligence, transaction terms, and other relevant factors.

By contrast, the proposed comprehensive share exchange is being undertaken after Woori Financial Group Inc. has already acquired control through its ownership of 77.90% of the outstanding shares of Tongyang Life Insurance Co., Ltd. The transaction is being pursued to improve the management efficiency of Tongyang Life Insurance Co., Ltd. and to enable the Company to implement its growth strategy promptly without potential conflicts of interest with minority shareholders that may otherwise arise, thereby supporting the sustained enhancement of Tongyang Life Insurance Co., Ltd.’s corporate value over the long term. In a comprehensive share exchange, the share exchange price is required to be determined in accordance with the procedures and methodologies prescribed under the KCC and the FSCMA and the regulations promulgated thereunder.

Meanwhile, certain shareholders have inquired about the bargain purchase gain recognized in connection with the prior acquisition of the controlling equity interest. The Company provides the following explanation for informational purposes.

A bargain purchase gain is a one-time accounting gain recognized upon the acquisition of a controlling interest and is determined through a purchase price allocation (“PPA”) analysis. Woori Financial Group Inc. recognized a bargain purchase gain of KRW 2,256 per share in connection with its acquisition of the controlling equity interest. By contrast, because the proposed comprehensive share exchange constitutes an equity transaction, no bargain purchase gain will be recognized under the applicable accounting standards. Accordingly, a direct comparison between the two transactions is not meaningful.

Nevertheless, solely for informational purposes, assuming that the non-controlling interest (22.1%) were acquired for cash at the proposed share exchange price of KRW 8,720 per share, the estimated bargain purchase gain per share as of December 31, 2025 would be as set forth below. Such amount is a simplified estimate only and should not be regarded as the actual valuation that would be determined through a PPA analysis.

(1) Comparison Assuming the Non-Controlling Interest of Tongyang Life Insurance Co., Ltd. Represents 22.1% of Net Assets

As of the end of June 2025, the date of the acquisition of the controlling interest, the net assets of Tongyang Life Insurance Co., Ltd. (after deducting hybrid capital securities) amounted to KRW 1,793.2 billion. Assuming that the non-controlling interest represented 22.1% of net assets, the value attributable to the non-controlling interest would have been KRW 396.3 billion and the value attributable to the controlling interest would have been KRW 1,396.9 billion. Based on this approach, subtracting the consideration paid for the acquisition of the controlling shareholder’s interest of KRW 1,282.0 billion (KRW 10,562 per share × 121,565,627 shares) from the value attributable to the controlling interest of KRW 1,396.9 billion results in an estimated bargain purchase gain of KRW 114.9 billion, or KRW 945 per share, at the time of the acquisition of the controlling interest.

As of the end of 2025, the reference date for this share exchange, the net assets of Tongyang Life Insurance Co., Ltd. (after deducting hybrid capital securities) amounted to KRW 2,093.7 billion. Assuming that the non-controlling interest represented 22.1% of net assets, the value attributable to the non-controlling interest would have been KRW 462.7 billion and the value attributable to the controlling interest would have been KRW 1,631.0 billion. Based on this approach, subtracting the consideration for the acquisition of the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares) from the value attributable to the non-controlling interest results in an estimated bargain purchase gain of KRW 161.9 billion, or KRW 4,693 per share, as of the time of the proposed share exchange.

(2) Calculation Based on the Book Value of the Non-Controlling Interest of Tongyang Life Insurance Co., Ltd. as of the End of 2025

As of the end of 2025, the carrying amount of the non-controlling interest of Tongyang Life Insurance Co., Ltd. for accounting purposes was KRW 305.9 billion. Subtracting the consideration for the acquisition of the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares) results in an estimated bargain purchase gain of KRW 5.1 billion, or KRW 147 per share, as of the time of the proposed share exchange.

* Based on Note 1, “General Information,” Section (7), Item 1), “Accumulated Non-Controlling Interests as of the End of the Reporting Period,” to the consolidated audited financial statements included in the 2025 Annual Report of Woori Financial Group Inc. filed through the Electronic Disclosure System (DART).

The estimated amounts described in (1) and (2) above, unlike the bargain purchase gain recognized in connection with the prior acquisition of the controlling interest, do not take into account any control premium. In addition, there may be alternative methodologies for estimating such amounts. Accordingly, investors should consider these estimates solely for informational purposes in making their investment decisions.

The proposed share exchange is independent from the prior acquisition of the controlling interest in terms of its purpose and the applicable legal framework and is being undertaken approximately two years after the prior transaction. Accordingly, the Company believes there is no objective basis for concluding that, solely because the acquisition price paid to the former controlling shareholders included a control premium (representing a 51% premium over the closing market price on the date of execution of the share purchase agreement), the same amount should be paid, or the share exchange price should be adjusted accordingly, in this separate transaction of a different nature taking place approximately two years later.

Second, the difference between the share exchange price of Tongyang Life Insurance Co., Ltd. determined in accordance with the statutory reference market price methodology under the Financial Investment Services and Capital Markets Act and the historical acquisition price for the controlling equity interest reflects not only the control premium but also changes in the intrinsic value of Tongyang Life Insurance Co., Ltd. over the approximately two-year period.

The acquisition price paid to Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited for the controlling equity interest was determined based on the due diligence reference date of the end of March 2024. Following the adoption of IFRS 17 and the K-ICS regime in 2023, the intrinsic value of insurance companies became measurable on a fair value basis for both assets and liabilities rather than under the historical cost model. Accordingly, using the net asset value reflected in the Prudential Accounting Principles balance sheet (PAP Balance Sheet), which measures both assets and liabilities at fair value for regulatory reporting purposes, the corporate value of Tongyang Life Insurance Co., Ltd. declined between March 2024 and December 2025.

As of December 2025, the net assets of Tongyang Life Insurance Co., Ltd. under the Prudential Accounting Principles balance sheet amounted to KRW 2,942.7 billion, representing a decrease of KRW 1,078.7 billion, or 26.8%, from KRW 4,021.4 billion as of March 2024. Even after excluding the effect of the redemption of hybrid capital securities during 2025 (approximately KRW 344.6 billion), net assets decreased by KRW 734.1 billion, or 18.3%.

Compared with the 17.4% decline between the historical acquisition price for the controlling equity interest (KRW 10,562 per share) and the proposed share exchange price (KRW 8,720 per share), the decline in net asset value reflected in the Prudential Accounting Principles balance sheet (26.8%) was more significant.

Comparison of Net Assets under the Prudential Accounting Principles Balance Sheet

Description	Mar. 2024	Dec. 2025	Change
Net Assets under the Prudential Accounting Principles Balance Sheet¹ (KRW 100 million)	40,214	29,427	Δ 26.8%
(Excluding the Effect of Hybrid Capital Securities) (KRW 100 million)	40,214	32,873	Δ 18.3%

Third, the value of a share may be viewed as the present value of the future earnings expected to be generated by the company. Over the approximately two-year period, the earnings-generating capacity of Tongyang Life Insurance Co., Ltd. also declined due to changes in the operating environment surrounding the insurance industry.

Comparing the Company’s net income at the time of the acquisition of the controlling equity interest with that at the time of the proposed share exchange under the same IFRS 17 insurance accounting standards, Tongyang Life Insurance Co., Ltd. generated net income of KRW 175.8 billion, or earnings per share (“EPS”) of KRW 1,128, for the twelve-month period ended March 2024 (April 2023 through March 2024). By comparison, in 2025, the Company generated net income of KRW 124.5 billion, or EPS of KRW 798, representing a decline of approximately 29%.

Accordingly, the acquisition price for the controlling equity interest of KRW 10,562 per share reflected the earnings-generating capacity of Tongyang Life Insurance Co., Ltd. at a time when the Company was generating annual net income of KRW 175.8 billion, whereas the proposed share exchange price of KRW 8,720 per share reflects the Company’s current earnings-generating capacity following the subsequent decline in profitability.

Meanwhile, the transaction price-to-earnings ratio (“PER”), calculated by dividing the acquisition price and the proposed share exchange price by the applicable earnings per share, was 9.4x at the time of the acquisition of the controlling equity interest and 10.9x at the time of the proposed share exchange. Accordingly, the proposed share exchange price was determined at a higher multiple of earnings than the acquisition price for the controlling equity interest. Applying the PER used in the acquisition of the controlling equity interest (9.4x) to the Company’s 2025 earnings per share (EPS of KRW 798) results in an implied value of KRW 7,501 per share (KRW 798 × 9.4x), which is substantially below the proposed share exchange price of KRW 8,720 per share. This indicates that it would be difficult to conclude that the proposed share exchange price was determined at an unreasonably low level even when evaluated based on the Company’s current profitability.

Comparison of Tongyang Life Insurance Co., Ltd.’s Net Income under IFRS 17

Description	Period	Transaction Price	Net Income	Earnings per Share (EPS)	Transaction Price PER
Acquisition Price	Mar. 2024	KRW 10,562	KRW 175.8 billion 1)	KRW 1,128	9.4x
Share Exchange Price	2025	KRW 8,720	KRW 124.5 billion 1)	KRW 798	10.9x

1) From April 2023 through March 2024

In a share exchange, the shares held by the shareholders of Tongyang Life Insurance Co., Ltd. are ultimately exchanged for shares of Woori Financial Group Inc.. Accordingly, the key economic term of the transaction is not the absolute amount of the share exchange price itself, but rather the share exchange ratio, which reflects the relative relationship between the respective share exchange prices of the two companies.

Based on the reference market price methodology prescribed under the Enforcement Decree of the FSCMA, the implied price-to-book ratio (“PBR”) reflected in the share exchange price is 0.75x for Woori Financial Group Inc. and 0.88x for Tongyang Life Insurance Co., Ltd. Because the shares of Tongyang Life Insurance Co., Ltd. are valued at a higher multiple of book value than those of Woori Financial Group Inc., the share exchange ratio is more favorable to the shareholders of Tongyang Life Insurance Co., Ltd. when evaluated on the basis of the PBR metric.

Comparison of Price-to-Book Ratios (PBR) Based on the Share Exchange Prices

Description	Woori Financial Group	Tongyang Life Insurance
Book Value per Share (as of the end of2025)	KRW 46,225	KRW 9,925
Share Exchange Price	KRW 34,589	KRW 8,720
PBR	0.75x	0.88x

Accordingly, because shareholders of Tongyang Life Insurance Co., Ltd. will receive shares of Woori Financial Group Inc. at a relatively more favorable valuation from a price-to-book ratio (“PBR”) perspective, the Company believes that it would be difficult to conclude that the terms of the proposed share exchange are unfavorable to the minority shareholders of Tongyang Life Insurance Co., Ltd. or that such transaction impairs their interests.

In this regard, Woori Financial Group Inc. believes that the share exchange ratio was lawfully determined in accordance with the statutory reference market price methodology prescribed under the Financial Investment Services and Capital Markets Act and the regulations promulgated thereunder. In addition, independent accounting firms reviewed the share exchange ratio using generally accepted valuation methodologies, including the income approach and the market approach, and confirmed that the share exchange ratio falls within the range of reasonable exchange ratios determined by their independent valuation analyses. Accordingly, the Company believes there is no basis to conclude that the share exchange ratio is unfair to either the shareholders of Woori Financial Group Inc. or the shareholders of Tongyang Life Insurance Co., Ltd.

Under the FSCMA, a premium or discount of up to ±10% may be applied to the reference market price in a comprehensive share exchange between affiliated companies. However, the Company determined that the reference market price reflects all publicly available information, market supply and demand, and the market’s expectations with respect to both companies. In addition, because the reference market price is based on arithmetic average market prices over multiple periods (the preceding day, one week, and one month), it mitigates the effects of short-term price fluctuations. Accordingly, unless extraordinary circumstances, such as unusual short-term market events causing significant price volatility, exist, the Company believes that not adjusting the reference market price is more likely to promote market acceptance.

Accordingly, because the currently determined share exchange ratio (based on the reference market price) methodology is clear from both a legal and procedural standpoint, the Company concluded that, absent a clear and objective basis for applying a premium or discount that can be supported by objective evidence and a transparent calculation methodology, the application of such premium or discount could make it more difficult to obtain the support of the shareholders who would be relatively disadvantaged by such adjustment and could give rise to additional controversy. Therefore, the Company determined that establishing the share exchange ratio based on the unadjusted reference market price represents the most neutral and objectively supportable approach.

In pursuing the proposed share exchange, the Company carefully considered not only the interests of the shareholders of Woori Financial Group Inc., but also whether the transaction could impair the interests of the shareholders of Tongyang Life Insurance Co., Ltd., as described below.

Following the adoption of IFRS 17 and the introduction of the policyholder dividend reserve regime in 2023, Tongyang Life Insurance Co., Ltd. has a deficit in distributable profits under the KCC of approximately KRW 1.5 trillion. As a result, the Company expects that, for a certain period of time, Tongyang Life Insurance Co., Ltd. will be unable to implement meaningful shareholder return policies, including cash dividends for its minority shareholders, which could also have an adverse effect on its share price. By contrast, if the shareholders of Tongyang Life Insurance Co., Ltd. become shareholders of Woori Financial Group Inc. through the proposed share exchange, they will be able to immediately benefit from Woori Financial Group Inc.’s active shareholder return policies. Woori Financial Group Inc. achieved a total shareholder return ratio of 36.8% in 2025 (consisting of a 32.0% cash dividend payout ratio and 4.8% attributable to share repurchases), paid dividends that satisfied the requirements applicable to high-dividend companies (including a dividend payout ratio of at least 25% and an increase of more than 10% in the aggregate amount of dividends compared to the previous year), plans to continue increasing its annual dividend per share by more than 10%, and expects its cash dividends to remain exempt from taxation for the next five years.

In addition, under the reference market price methodology prescribed by the Enforcement Decree of the FSCMA, the implied PBR reflected in the share exchange ratio is 0.75x for Woori Financial Group Inc. and 0.88x for Tongyang Life Insurance Co., Ltd., making the exchange ratio relatively more favorable to the shareholders of Tongyang Life Insurance Co., Ltd. Because such shareholders will receive shares of Woori Financial Group Inc. at a relatively more favorable valuation from a PBR perspective, the Company believes that it would be difficult to conclude that the proposed share exchange impairs the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd.

At the same time, Tongyang Life Insurance Co., Ltd. recognized that the difference between the share exchange price applicable to its minority shareholders and the price paid by Woori Financial Group Inc. in 2024 to acquire the controlling equity interest could be a significant issue from the perspective of minority shareholders. Accordingly, the Company considered whether to conduct a tender offer, whether to provide a tender offer premium, whether to apply a premium to the share exchange price of Tongyang Life Insurance Co., Ltd., and the resulting issues of equitable treatment among the shareholders of both companies.

In evaluating these alternatives, however, the Company recognized that there is no objective standard for determining the appropriate level of any tender offer premium or premium to the share exchange price. For example, the outcome could vary significantly depending on whether the premium is based on (i) the 2024 acquisition price for the controlling equity interest, (ii) the statutory reference market price used for the proposed share exchange, (iii) the appraisal rights purchase price, (iv) the PBR multiples of comparable insurance companies, (v) recent market prices or target prices, or (vi) premiums observed in prior tender offers or share exchange transactions. Similarly, even if a premium of 5%, 10%, or 20% were selected, questions could arise as to whether such premium would provide adequate protection to the minority shareholders of Tongyang Life Insurance Co., Ltd. or, conversely, whether it would impose excessive dilution or cash outflow burdens on the existing shareholders of Woori Financial Group Inc., thereby creating new issues regarding the equitable treatment of shareholders. The Company also considered that conducting a tender offer could cause the tender offer price to become the benchmark for market trading, potentially resulting in market disruption through short-term price volatility or causing the market price to converge toward the tender offer price. In addition, if a subsequent share exchange were implemented with respect to shareholders who did not tender their shares, pricing disparities could arise between shareholders who participated in the tender offer and those who remained shareholders thereafter.

Based on the opinion of external legal counsel, the Company further considered that conducting a tender offer could cause the market price to become anchored to the tender offer price, increase price volatility due to instability in market supply and demand, and create pricing disparities in any subsequent share exchange involving the remaining shares. The Company also recognized that, because the proposed transaction involves the acquisition of the remaining equity interests by the controlling shareholder and the delisting of Tongyang Life Insurance Co., Ltd., concerns regarding potential conflicts of interest from the perspective of minority shareholders could arise. Accordingly, the Company, together with the Special Committee and its external advisors, reviewed the share exchange ratio, the difference between the historical acquisition price for the controlling equity interest and the proposed share exchange price, the effects of the cancellation of treasury shares, the appraisal rights, and the reasons for not conducting a tender offer.

The Company further recognized that the proposed transaction is a share exchange between publicly listed companies and therefore requires consideration of the interests of both the existing shareholders of Woori Financial Group Inc. and the minority shareholders of Tongyang Life Insurance Co., Ltd. While applying a premium to the share exchange price or conducting a tender offer with a premium could reduce some opposition from the minority shareholders of Tongyang Life Insurance Co., Ltd., doing so could result in increased cash outflows by Woori Financial Group Inc., a reduction in its capital ratios, the issuance of a greater number of new shares, or dilution of the ownership interests of its existing shareholders. Accordingly, after balancing the interests of the shareholders of both companies as a whole, the Company concluded that, rather than applying an arbitrary premium or discount lacking an objective basis, the most neutral and balanced approach was to apply the same statutory reference market price methodology to both companies while supplementing the protection of the minority shareholders of Tongyang Life Insurance Co., Ltd. through independent valuation reviews, appraisal rights, the cancellation of treasury shares, and enhanced shareholder communications.

In conclusion, during the process of reviewing the acquisition of wholly-owned subsidiary status of Tongyang Life Insurance Co., Ltd., the Special Committee and the Board of Directors of Woori Financial Group Inc. considered the matter from various perspectives, including the protection of the interests of the minority shareholders of Woori Financial Group Inc. and the minority shareholders of Tongyang Life Insurance Co., Ltd. who would become shareholders of Woori Financial Group Inc. following the Share Exchange. As a result of such review, they concluded that implementing the Share Exchange in accordance with the exchange ratio determination methodology prescribed under the applicable capital markets laws and regulations, without conducting a tender offer or adjusting the exchange consideration, represented the most neutral, balanced and objectively supportable approach.

(3) Means by Which Public Shareholders May Express Their Views and Whether There Are Specific Communication Plans to Engage with Public Shareholders Who Oppose the Share Exchange

Following the board resolutions relating to the comprehensive share exchange on April 24, 2026, the parties to the Share Exchange made the required disclosure of the Material Fact Report (Decision on Share Exchange/Transfer) in compliance with the procedures and requirements prescribed by applicable laws and regulations, including the FSCMA and the KCC. In addition, because Woori Financial Group Inc. is conducting the transaction as a small-scale share exchange, it published on its website a notice of the record date for determining shareholders entitled to exercise their right to object to the small-scale share exchange. On the record date, May 6, 2026, Woori Financial Group Inc. also published a notice containing key information regarding the small-scale share exchange. As Tongyang Life Insurance Co., Ltd. is required to obtain shareholder approval for the share exchange through a general share exchange process, it published on its website a notice of the record date for determining shareholders entitled to exercise voting rights at the extraordinary general meeting of shareholders.

Following the board resolutions on April 24, 2026, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. each posted Korean- and English-language investor relations materials relating to the comprehensive share exchange on their respective websites in order to enable shareholders to understand and promptly access information regarding the transaction. In addition, each company established communication channels by publicly disclosing telephone numbers and email addresses on its website, through which all shareholders may submit inquiries by telephone or email. Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. intend to devote sufficient time to responding to shareholder inquiries relating to the comprehensive share exchange. The purpose of these efforts is to clearly communicate the principal considerations underlying the transaction in advance and to provide shareholders with sufficient information necessary to exercise their rights and make informed investment decisions. Furthermore, because Tongyang Life Insurance Co., Ltd. will submit the comprehensive share exchange for approval at an extraordinary general meeting of shareholders, it is expected that more direct communication with shareholders will occur in connection with that process.

[Enhancing Communications with Securities Firms and Domestic and International Investors and Strengthening the Provision of Transparent and Fair Information]

Woori Financial Group and Tongyang Life Insurance Co., Ltd. plan to provide transparent information about the Company through strengthened IR activities and expanded channels. To improve accessibility for retail investors, the companies intend to respond to inquiries through dedicated investor relations telephone lines, expand the information available through their investor relations websites and enhance voluntary disclosure practices.

To strengthen communications with institutional investors and analysts, from April 24 through April 27, 2026, the companies conducted one-on-one telephone calls and in-person investor relations meetings with analysts covering the bank holding company sector at 28 securities firms, including Goldman Sachs, Bank of America and Samsung Securities. In addition, the companies conducted non-deal roadshows (NDRs) for domestic and international investors, including 31 domestic institutional investors (consisting of four public pension and mutual aid funds and 27 asset management firms), through eight conference calls and one in-person meeting. The companies also plan to further expand their investor relations activities through participation in investor conferences and the expansion of securities analyst coverage. In addition, to improve access to information for international investors, the companies intend to enhance English-language disclosures and expand the information available through their English-language investor relations websites.

[Posting of Share Exchange-Related FAQs on the Group Websites’ Investor Relations Section]

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. regard shareholder trust as the paramount value in corporate management and have been pursuing active and proactive communication to uphold this commitment. In order to facilitate shareholder understanding and to actively communicate with shareholders in connection with the Share Exchange, on April 28, 2026, each of the two companies posted a FAQ regarding the Share Exchange on their respective websites (Woori Financial Group: https://www.woorifg.com/kor/main/index.do, Tongyang Life: https://www.myangel.co.kr/Mn) and created pop-up screens or placed banners on the main page of their websites to enable all shareholders to easily access the FAQ.

Through these efforts, the companies have sought to address shareholder inquiries and have actively responded to questions from shareholders by providing the investor relations telephone number and email address of each company. The companies have also collected and reviewed common inquiries and shareholder feedback. During the period from April 24, 2026, the date on which the comprehensive share exchange was announced, through May 13, 2026, the day immediately preceding the filing date of this Registration Statement, neither company received any shareholder inquiries through its investor relations telephone line or email address regarding the structure, purpose or timetable of the Share Exchange. The parties to the Share Exchange intend to continue publishing shareholder inquiries and related responses on their websites in order to facilitate the sharing of information among shareholders and to enhance shareholder understanding of the Share Exchange. The content posted on the websites will be updated from time to time as additional inquiries are received from public shareholders.

[Meetings Regarding the Comprehensive Share Exchange Held for the Shareholders of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd.]

In addition, the parties held shareholder meetings for all shareholders in order to facilitate two-way communication with shareholders and provide sufficient information regarding the transaction. Woori Financial Group held the meeting on May 6, 2026, at the multi-purpose hall on the 5th floor of Samsung Securities’ headquarters (11 Seocho-daero 74-gil, Seocho-gu, Seoul). Tongyang Life Insurance Co., Ltd. held a shareholders’ meeting on May 6, 2026, at the seminar room on the 7th floor of Tongyang Life Insurance headquarters (Tower 1, Grand Seoul Building, 33 Jongno-gil, Jongno-gu, Seoul). The detailed schedule and other information were additionally announced through notices on the website. For the principal questions and inquiries raised by shareholders and the corresponding responses provided by the companies, please refer to the information set forth below.

Meanwhile, to provide more comprehensive information regarding the principal questions raised during the shareholder meeting and to enhance investors’ understanding, the Company has supplemented the relevant explanations and included the additional information in the table below. Please refer to the “Woori Financial Group Inc.’s Supplemental Explanation” column.

Woori Financial Group

Questions and Inquiries (Q)	Woori Financial Group Inc.’s Answer (A)	Woori Financial Group Inc.’s Supplemental Explanation
I would like to know whether there are any advantages to proceeding with a comprehensive share exchange, notwithstanding the dilution of shareholding percentage resulting from the issuance of new shares.

The scale of the new share issuance by Woori Financial Group Inc. is at the level of 1.19% of the total number of shares already issued, and the resulting dilution of shareholder equity is expected to be minimal at approximately 1/100. The acquisition of wholly-owned subsidiary status with respect to Tongyang Life Insurance Co., Ltd. offers the advantage of enabling the Company to implement support measures, capital contributions and strategic decision-making relating to Tongyang Life Insurance Co., Ltd. in a more prompt and efficient manner. Over the medium to long term, the insurance subsidiary is expected to grow into one of the Group’s core subsidiaries, and the resulting increase in profitability is ultimately expected to translate into enhanced shareholder returns.

In addition, under the Corporate Value Enhancement Plan announced in February of this year, the Company indicated that it would consider additional share repurchases and cancellations in the second half of the year if its Common Equity Tier 1 capital ratio exceeds 13%. Based on current circumstances, the likelihood of implementing such measures is considered high. The Company intends to mitigate concerns regarding dilution of shareholders’ ownership interests through the Corporate Value Enhancement Plan and other shareholder value enhancement initiatives.

It appears that Tongyang Life Insurance Co., Ltd. could continue to operate without becoming a wholly-owned subsidiary, as is currently the case. Why, then, is a comprehensive share exchange necessary?	It may be challenging to actively pursue the Group’s insurance business growth strategy while Tongyang Life Insurance Co., Ltd. remains a listed company with minority shareholders. It is believed that the development of the insurance business can be more effectively advanced through the acquisition of wholly-owned subsidiary status, which would help prevent the leakage of synergies outside the Group and facilitate the creation of synergies with other affiliated companies. Accordingly, it was determined that, by becoming shareholders of Woori Financial Group Inc. through the comprehensive share exchange, the shareholders of Tongyang Life Insurance Co., Ltd. would be able to participate in the Group’s medium- to long-term strategy for developing its insurance business and share in the benefits expected to result from the successful implementation of that strategy.

Tongyang Life Insurance Co., Ltd. is a subsidiary of Woori Financial Group Inc., which currently holds a 77.9% equity interest therein. Since becoming a member of the Woori Financial Group in July 2025, Tongyang Life Insurance Co., Ltd. has been pursuing its growth strategy.At the same time, the Company has recognized structural limitations in responding to the rapidly changing insurance industry environment, including intensified competition and increasing regulatory requirements. In particular, the introduction of the Basic Capital K-ICS Ratio regime beginning next year may require additional capital support for insurance subsidiaries.

Under the current ownership structure, if Tongyang Life Insurance Co., Ltd. were to undertake, for example, a rights offering to strengthen its competitiveness, such transaction could dilute the ownership interests of minority shareholders and could adversely affect the market price of its shares for a considerable period before the anticipated enhancement in corporate value resulting from the capital increase is realized. In such circumstances, the Company’s growth strategy could conflict with the interests of minority shareholders, making it more difficult to raise capital efficiently.

In addition, where external shareholders remain, the current ownership structure presents inherent limitations in implementing group synergy initiatives, as a portion of the benefits generated through cooperation among affiliates may effectively accrue to outside shareholders. As a result, it may be more difficult to obtain active cooperation from other group affiliates in implementing such synergy initiatives. Furthermore, if Tongyang Life Insurance Co., Ltd. provides support to other affiliates in order to enhance overall group value, minority shareholders of Tongyang Life Insurance Co., Ltd. may perceive that a portion of the Company’s economic benefits is being transferred to other affiliates and may object on the grounds of a potential conflict of interest between the Group or the Company, on the one hand, and the minority shareholders, on the other.

Accordingly, the Company is pursuing the acquisition of all remaining outstanding shares of Tongyang Life Insurance Co., Ltd. to make it a wholly owned subsidiary in order to actively implement its growth strategy for Tongyang Life Insurance Co., Ltd. and enhance cooperation in achieving group-wide synergies.
In light of the recent amendments to the KCC, the protection of minority shareholders has become a key issue. In connection with the comprehensive share exchange, has the Company reviewed the various scenarios and legal considerations under which minority shareholders could potentially be adversely affected?	Unlike groups controlled by an owner family, Woori Financial Group Inc. does not have a clearly identifiable controlling shareholder. Accordingly, the Share Exchange is not structured in a manner that would result in the benefits of the transaction accruing to a single controlling shareholder. Nevertheless, in order to assess whether the transaction could adversely affect the interests of minority shareholders, both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. established separate Special Committees. The Special Committees of both companies were composed exclusively of independent directors and conducted an in-depth review of, among other matters, the legitimacy of the transaction purpose and the appropriateness of the transaction procedures. Based on their review, the Special Committees concluded that the transaction could be carried out fairly from the perspective of the shareholders of both companies and without infringing upon shareholder rights.

Meanwhile, to provide more comprehensive information regarding the principal questions raised during the shareholder meeting and to enhance investors’ understanding, the Company has supplemented the relevant explanations and included the additional information in the table below. Please refer to the “Tongyang Life Insurance Co., Ltd.’s Supplemental Explanation” column.

<Tongyang Life Insurance Co., Ltd.>

Questions and Inquiries (Q)	Tongyang Life Insurance Co., Ltd.’s Answers (A)	Tongyang Life Insurance Co., Ltd.’s Supplemental Explanation
I am concerned that the current share exchange value may have been calculated too low in comparison to the past acquisition price or the actual value of the company (BPS).	Both Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc. are listed companies, and the exchange consideration is determined based on market price in accordance with Article 176-5 of the Enforcement Decree of the FSCMA. The exchange consideration is calculated by taking the weighted arithmetic average of the average closing price over the most recent one-month period, the average closing price over the most recent one-week period and the most recent closing price, in each case measured as of the day immediately preceding the date of the relevant board resolution, thereby complying with the fair procedures prescribed by applicable law. In addition, Korean court precedents generally recognize that an exchange ratio calculated in accordance with the FSCMA should not, as a general matter, be regarded as manifestly unfair.	The difference between the share exchange price of Tongyang Life Insurance Co., Ltd. determined in accordance with the statutory reference market price methodology under the Financial Investment Services and Capital Markets Act and the historical acquisition price for the controlling equity interest reflects not only the control premium but also changes in the intrinsic value of Tongyang Life Insurance Co., Ltd. over the approximately two-year period.

Why is the exchange consideration offered to minority shareholders lower than the price at which Woori Financial Group Inc. acquired Tongyang Life Insurance Co., Ltd. from China Dajia Insurance Group in 2024?	In order to ensure the transparency and fairness of the transaction, the Company established a Special Committee consisting of all independent directors and one external expert, which convened on three occasions. The Special Committee independently reviewed the value of the shares through an independent accounting firm using multiple valuation methodologies, including the discounted cash flow (DCF) method, and confirmed the fairness of the exchange consideration in connection with the Share Exchange. In addition, by becoming shareholders of Woori Financial Group Inc., minority shareholders are expected to participate in the Group’s medium- to long-term corporate value enhancement initiatives and share in the benefits of its shareholder-friendly shareholder return policies, including opportunities to receive dividends.

The acquisition price paid to Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited for the controlling equity interest was determined based on the due diligence reference date of March 31, 2024. Following the adoption of IFRS 17 and the K-ICS regime in 2023, the intrinsic value of insurance companies became measurable on a fair value basis for both assets and liabilities rather than under the historical cost model. Accordingly, using the net asset value reflected in the Prudential Accounting Principles balance sheet (“PAP Balance Sheet”), under which both assets and liabilities are measured at fair value for regulatory reporting purposes, the corporate value of Tongyang Life Insurance Co., Ltd. declined between March 2024 and December 2025.

As of December 31, 2025, the net assets of Tongyang Life Insurance Co., Ltd. under the PAP Balance Sheet amounted to KRW 2,942.7 billion, representing a decrease of KRW 1,078.7 billion, or 26.8%, from KRW 4,021.4 billion as of March 2024. Even after excluding the effect of the redemption of hybrid capital securities during 2025 (approximately KRW 344.6 billion), net assets decreased by KRW 734.1 billion, or 18.3%.

Compared with the 17.4% decline between the historical acquisition price for the controlling equity interest (KRW 10,562 per share) and the proposed share exchange price (KRW 8,720 per share), the decline in net asset value reflected in the PAP Balance Sheet (26.8%) was more significant.

Comparison of Net Assets under the Prudential Accounting Principles Balance Sheet

		Description	Mar. 2024	Dec. 2025	Change
		Net Assets under the PAP Balance Sheet¹ (KRW 100 million)	40,214	29,427	Δ26.8%
		Excluding the Effect of Hybrid Capital Securities (KRW 100 million)	40,214	32,873	Δ18.3%

In addition, the value of a share may be viewed as the present value of the future earnings expected to be generated by the company. Over the approximately two-year period, the earnings-generating capacity of Tongyang Life Insurance Co., Ltd. also declined due to changes in the operating environment surrounding the insurance industry.

Comparing the Company’s net income at the time of the acquisition of the controlling equity interest with that at the time of the proposed share exchange under the same IFRS 17 insurance accounting standards, Tongyang Life Insurance Co., Ltd. generated net income of KRW 175.8 billion, or earnings per share (“EPS”) of KRW 1,128, for the twelve-month period ended March 31, 2024 (April 2023 through March 2024). By comparison, in 2025, the Company generated net income of KRW 124.5 billion, or EPS of KRW 798, representing a decline of approximately 29%.

Accordingly, the acquisition price for the controlling equity interest of KRW 10,562 per share reflected the earnings-generating capacity of Tongyang Life Insurance Co., Ltd. at a time when the Company was generating annual net income of KRW 175.8 billion, whereas the proposed share exchange price of KRW 8,720 per share reflects the Company’s current earnings-generating capacity following the subsequent decline in profitability.

Meanwhile, the transaction price-to-earnings ratio (“PER”), calculated by dividing the acquisition price and the proposed share exchange price by the applicable earnings per share, was 9.4x at the time of the acquisition of the controlling equity interest and 10.9x at the time of the proposed share exchange. Accordingly, the proposed share exchange price was determined at a higher earnings multiple than the acquisition price for the controlling equity interest. Applying the PER used in the acquisition of the controlling equity interest (9.4x) to the Company’s 2025 EPS of KRW 798 results in an implied value of KRW 7,501 per share (KRW 798 × 9.4), which is substantially below the proposed share exchange price of KRW 8,720 per share. This indicates that it would be difficult to conclude that the proposed share exchange price was determined at an unreasonably low level even when evaluated based on the Company’s current profitability.

Comparison of Tongyang Life Insurance Co., Ltd. Net Income under IFRS 17 (Unit KRW)

Classification	Period	Transaction Price	Net Income	Earnings per Share (EPS)	Transaction Price-to-Earnings Ratio (PER)
Acquisition Price	Mar. 2024	10,562	175.8 billion 1)	1,128	9.4x
Share Exchange Price	2025	8,720	124.5 billion 1)	798	10.9x

1)  From April 2023 through March 2024.

In a share exchange, the shares held by the shareholders of Tongyang Life Insurance Co., Ltd. are ultimately exchanged for shares of Woori Financial Group Inc. Accordingly, the key and fundamental element of the transaction is not the absolute amount of the share exchange price itself, but rather the share exchange ratio, which reflects the relative relationship between the respective share exchange prices of the two companies. Based on the reference market prices calculated in accordance with the Enforcement Decree of the Financial Investment Services and Capital Markets Act, the implied price-to-book ratio (PBR) underlying the share exchange price is 0.75x for Woori Financial Group Inc. and 0.88x for Tongyang Life Insurance Co., Ltd. Because the shares of Tongyang Life Insurance Co., Ltd. are valued at a higher multiple of net assets, the share exchange ratio is more favorable to the shareholders of Tongyang Life Insurance Co., Ltd. when evaluated based on the PBR metric.

Comparison of Price-to-Book Ratios Implied by the Share Exchange Prices

Classification				Woori Financial Group	Tongyang Life Insurance
Book Value per Share (as of the end of 2025)				KRW 46,225	KRW 9,925
Share Exchange Price				KRW 34,589	KRW 8,720
PBR				0.75x	0.88x

Accordingly, because the shareholders of Tongyang Life Insurance Co., Ltd. are able to receive shares of Woori Financial Group Inc. at a relatively more favorable exchange ratio from a PBR perspective, it is difficult to conclude that the terms of the share exchange were established to the disadvantage of the minority shareholders of Tongyang Life Insurance Co., Ltd. or that such terms impaired their interests.

In addition, a bargain purchase gain is a one-time gain recognized in connection with the acquisition of control and is determined through a purchase price allocation (“PPA”) valuation. Upon acquiring the controlling shareholder’s equity interest, Woori Financial Group Inc. recognized a bargain purchase gain of KRW 2,256 per share. In contrast, because the comprehensive share exchange contemplated by this transaction constitutes a capital transaction, no bargain purchase gain is recognized under the applicable accounting standards. Accordingly, a direct comparison between the two transactions is not appropriate. Nevertheless, for informational purposes, the estimated bargain purchase gain per share as of December 31, 2025, assuming that the non-controlling interest (22.1%) is acquired in cash at the share exchange price under this transaction (KRW 8,720 per share), is presented below. Please note that the amounts below are estimates only and do not represent actual valuation amounts determined through a PPA.

(1) Comparison assuming that the non-controlling interest in Tongyang Life Insurance Co., Ltd. is equal to 22.1% of net assets As of June 30, 2025, the date on which control was acquired, the net assets of Tongyang Life Insurance Co., Ltd. (after deducting hybrid capital securities) amounted to KRW 1,793.2 billion. Assuming that 22.1% of such net assets represents the non-controlling interest, the non-controlling interest would amount to KRW 396.3 billion and the controlling interest would amount to KRW 1,396.9 billion. Based on these amounts, after deducting the consideration paid to acquire the controlling shareholder’s interest of KRW 1,282.0 billion (KRW 10,562 per share × 121,565,627 shares) from the controlling interest of KRW 1,396.9 billion, the bargain purchase gain at the time control was acquired is calculated to be KRW 114.9 billion, or KRW 945 per share.

As of December 31, 2025, the date of the share exchange, the net assets of Tongyang Life Insurance Co., Ltd. (after deducting hybrid capital securities) amounted to KRW 2,093.7 billion. Assuming that 22.1% of such net assets represents the non-controlling interest, the non-controlling interest would amount to KRW 462.7 billion and the controlling interest would amount to KRW 1,631.0 billion. Based on these amounts, after deducting the consideration paid to acquire the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares) from the non-controlling interest, the estimated bargain purchase gain as of the share exchange date is calculated to be KRW 161.9 billion, or KRW 4,693 per share.

(2) Calculation based on the carrying amount of the non-controlling interest of Tongyang Life Insurance Co., Ltd. as of December 31, 2025*

As of December 31, 2025, the accounting carrying amount of the non-controlling interest in Tongyang Life Insurance Co., Ltd. was KRW 305.9 billion. After deducting the consideration paid to acquire the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares), the estimated bargain purchase gain as of the share exchange date is calculated to be KRW 5.1 billion, or KRW 147 per share.

* See Notes to the Consolidated Financial Statements attached to the 2025 Annual Report of Woori Financial Group Inc. filed through the Electronic Disclosure System (DART), Note 1. General Information, Section (7), Subsection 1), “Accumulated Non-controlling Interests as of the End of the Reporting Period.”

The estimates set forth in (1) and (2) above, unlike the bargain purchase gain recognized upon the acquisition of the controlling shareholder’s equity interest, were calculated without taking into account any control premium. In addition, investors should consider that various alternative methodologies may be used to estimate such amounts when making their investment decisions.

Accordingly, because the shareholders of Tongyang Life Insurance Co., Ltd. are able to receive shares of Woori Financial Group Inc. at a relatively more favorable exchange ratio from a PBR perspective, it is difficult to conclude that the terms of the share exchange were established to the disadvantage of the minority shareholders of Tongyang Life Insurance Co., Ltd. or that such terms impaired their interests.

For the reasons described above, as well as because the comprehensive share exchange and Woori Financial Group Inc.’s acquisition of the controlling equity interest in Tongyang Life Insurance Co., Ltd. from its former controlling shareholders, China Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited, are independent transactions that differ in terms of transaction timing and purpose, and were conducted pursuant to different share acquisition procedures, pricing methodologies and applicable legal requirements, the consideration paid to acquire the controlling shareholder’s equity interest in the prior transaction and the exchange price in this share exchange are necessarily different.

Going forward, through Woori Financial Group Inc.’s proactive shareholder return policies, including share repurchases and cancellations and increased dividends, as contemplated by its publicly disclosed Corporate Value Enhancement Plan, the Company intends to enable the current shareholders of Tongyang Life Insurance Co., Ltd., who will become shareholders of Woori Financial Group Inc. as a result of this share exchange, to share in the benefits of such shareholder return policies.

Is there a particular reason why the Share Exchange is being pursued before the amendments to the KCC and the implementation of the mandatory tender offer system become effective?	This decision forms part of the Group’s medium- to long-term growth strategy that has been contemplated since Woori Financial Group Inc.’s acquisition of Tongyang Life Insurance Co., Ltd., and is intended to improve management efficiency through the prompt acquisition of wholly-owned subsidiary status. At present, neither the timing nor the final content of any future legislative amendments has been definitively determined. Accordingly, it would be difficult to conclude that the transaction timetable was adjusted in anticipation of such legal developments. Rather, the transaction represents a business decision intended to facilitate the prompt integration of decision-making processes through the acquisition of wholly-owned subsidiary status and to realize synergies within the Group at an early stage.

The comprehensive share exchange and the cancellation of treasury shares were both announced on April 24, 2026. Please explain the impact on the stock price and the reason for proceeding with the treasury stock cancellation at this time.	The Company determined to cancel treasury shares that had been held for the past five years in order to reduce the total number of issued shares and thereby enhance the future value of the shares to be received by shareholders in exchange for their shares through the issuance of new shares of Woori Financial Group Inc. The timing of the treasury share cancellation was determined during the review process for the Share Exchange in order to avoid any concerns regarding market price manipulation or unfairness that could arise if the cancellation were implemented immediately prior to the determination of the exchange ratio. Accordingly, the treasury share cancellation forms part of the Company’s shareholder return initiatives and is expected to mitigate potential dilution in share value following the Share Exchange.

Tongyang Life Insurance Co., Ltd. announced the comprehensive share exchange and the cancellation of treasury shares on the same date in order to maintain the objectivity of the determination of the share exchange ratio while simultaneously providing market participants with transparent disclosure regarding the structure of the share exchange and the treatment of its treasury shares.

The treasury shares canceled in connection with this transaction were not newly acquired for purposes of the share exchange. Rather, they consisted of 5,296,004 treasury shares, representing approximately 3.28% of Tongyang Life Insurance Co., Ltd.’s outstanding shares, that had been held by Tongyang Life Insurance Co., Ltd. prior to the transaction.

In connection with the timing of the cancellation of the treasury shares, the Special Committee and the Board of Directors of Tongyang Life Insurance Co., Ltd. considered: (i) proceeding with the share exchange while retaining the treasury shares; (ii) disposing of the treasury shares to Woori Financial Group Inc.; and (iii) canceling the treasury shares prior to the share exchange. During this process, they considered that if the share exchange were to proceed without canceling the treasury shares, newly issued shares of Woori Financial Group Inc. would also be allocated in respect of those treasury shares, thereby increasing the number of newly issued shares. They further considered that the subsequent disposition of such newly issued shares could give rise to potential overhang concerns.

On the other hand, the Special Committee of Tongyang Life Insurance Co., Ltd. determined that if the cancellation of the treasury shares had been publicly announced before the determination of the share exchange ratio, concerns could have been raised regarding possible market manipulation or unfair trading practices on the grounds that such announcement may have affected the market price of Tongyang Life Insurance Co., Ltd.’s shares and, consequently, the share exchange ratio.

Accordingly, the Special Committee determined that publicly announcing the resolutions approving the share exchange and the cancellation of the treasury shares simultaneously, after the share exchange ratio had been determined and the terms of the share exchange had been finalized, was the most appropriate approach from the standpoint of the fairness and transparency of the transaction terms, market predictability, and equitable treatment of the shareholders of both companies.

Although the cancellation of the treasury shares does not directly increase the share exchange ratio, it is related to enhancing the future value of the shares to be received by the holders of Tongyang Life Insurance Co., Ltd.’s common shares, who will receive newly issued shares of Woori Financial Group Inc. pursuant to the share exchange. If Tongyang Life Insurance Co., Ltd. had proceeded with the share exchange without canceling its 5,296,004 treasury shares, application of the share exchange ratio of 0.2521056 shares would have resulted in the issuance of approximately 1,335,152 additional newly issued shares of Woori Financial Group Inc. This represents approximately 15.4% of the 8,696,875 newly issued shares of Woori Financial Group Inc. that are expected to be issued in connection with the share exchange. By canceling all of its treasury shares prior to the share exchange, Tongyang Life Insurance Co., Ltd. eliminated this potential dilutive effect. As a result, the value per share of the Woori Financial Group Inc. shares to be received by the shareholders of Tongyang Life Insurance Co., Ltd. pursuant to the share exchange is correspondingly protected.

Through the cancellation of the treasury shares, Tongyang Life Insurance Co., Ltd. sought to prevent the issuance of these additional shares, thereby mitigating the potential dilution of, and future overhang with respect to, the Woori Financial Group Inc. shares that will be held by the minority shareholders of Tongyang Life Insurance Co., Ltd. following the share exchange. Accordingly, the cancellation of the treasury shares was intended to reduce unnecessary issuances of new shares and potential dilution after the share exchange ratio had been determined and to protect the post-exchange economic interests of the shareholders participating in the Share Exchange.

I would like to inquire about the remedies available to shareholders who dissent from this share exchange and the treatment of fractional shares.	Shareholders who oppose the share exchange may notify their dissent by July 23, 2026, and may exercise their appraisal rights from July 24 to August 3. Any fractional shares arising as a result of the exchange ratio will be settled in cash. The cash amount will be calculated based on the closing market price of the exchange shares on the date such shares are listed and will be paid within one month following the effective date of the Share Exchange.
I would like to know what changes will occur to Tongyang Life’s solvency indicator (K-ICS ratio) following the share exchange.	The share exchange itself does not have an immediate material impact on the solvency ratio (K-ICS ratio). However, if appraisal rights are exercised on a significant scale by shareholders who oppose the Share Exchange, capital outflows resulting from the payment of the appraisal price could occur, which may lead to a decline in the K-ICS ratio.

Following the first shareholder meeting held on May 6, 2026, Tongyang Life Insurance Co., Ltd. continued its communications with shareholders and, in response to the principal concerns raised in the media, held a second shareholder meeting on June 22, 2026, in the seminar room on the 7th floor of Tongyang Life Insurance Co., Ltd.’s headquarters (Tower 1, Gran Seoul Building, 33 Jong-ro, Jongno-gu, Seoul), in order to provide a more detailed explanation of the principal issues relating to the transaction and to hear shareholders’ views directly.

The second shareholder meeting was held from 2:30 p.m. to 5:30 p.m. on June 22, 2026. Senior management and employees of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., together with representatives of external advisors, including Bae, Kim & Lee LLC and Deloitte Anjin LLC, attended the meeting. A total of 79 persons attended, including 44 external participants consisting of shareholders, institutional investors and members of the press. At the request of the shareholder attendees, the Company’s presentation was limited to the principal matters, and the question-and-answer session was conducted in an open format for more than approximately two and one-half hours without a separate time limit.

At the second shareholder meeting, the Company explained the background and rationale for the proposed comprehensive share exchange, the transaction structure, the basis for determining the share exchange price and share exchange ratio, the results of the review of the share exchange ratio by the newly engaged independent valuation firm, the review process conducted by the special committees of both companies and their external advisors, the purpose and effect of the cancellation of treasury shares, the procedures for exercising appraisal rights, the shareholder return policies applicable to shareholders of Woori Financial Group Inc. following the share exchange, and the anticipated transaction timetable. In particular, the Company explained that, based on the value review performed by Deloitte Anjin LLC, which had been additionally engaged by Tongyang Life Insurance Co., Ltd., the final share exchange ratio falls within the valuation range determined by Deloitte Anjin LLC. The Company also informed attendees that the results of such review would be reported to the Special Committee and the Board of Directors and reflected in the amended registration statement and the Material Fact Report.

During the question-and-answer session, attendees raised questions and comments regarding, among other matters, the difference between the price paid in the acquisition of the former controlling shareholder’s equity interest and the share exchange price in this transaction; the timing of the proposed share exchange; the purpose, timing and effect of the cancellation of treasury shares; the methodology used to determine the share exchange ratio and the results of the independent valuation; the potential application of discounts or premiums; dividend and shareholder return policies applicable following the share exchange as shareholders of Woori Financial Group Inc.; the requirements and procedures for exercising appraisal rights; and the contractual cap on the aggregate amount payable in connection with the exercise of appraisal rights.

In response to these questions and comments, the Company acknowledged that, in addition to compliance with the applicable legal procedures, it was important to provide shareholders with a sufficient explanation regarding the fairness of the pricing methodology, the potential for conflicts of interest among shareholders, opportunities to realize their investment, and the procedural transparency of the transaction, which represented the principal concerns of public shareholders. The Company therefore explained its review process and the basis for its conclusions with respect to each of these issues. In addition, matters that were repeatedly raised during the meeting are being incorporated into the amended registration statement and the Material Fact Report, and follow-up communications, including shareholder letters, are being provided so that all shareholders, including those who were unable to attend the meeting, have access to the same information.

The principal questions raised during the second shareholder meeting and the Company’s responses are summarized below.

<Tongyang Life Insurance Co., Ltd.>

Questions and Inquiries (Q)	Tongyang Life Insurance Co., Ltd.’s Answer (A)
Why is there a difference between the price paid to acquire the former controlling shareholder’s equity interest and the share exchange price in this transaction? Although both relate to shares of Tongyang Life Insurance Co., Ltd., it appears that different prices were applied to the controlling shareholder and the minority shareholders. Please explain why the terms applicable to minority shareholders should not be considered less favorable.

The acquisition of the former controlling shareholder’s equity interest and the comprehensive share exchange are separate and independent transactions that differ in terms of their timing, purpose, structure, equity interests involved, applicable legal framework, and pricing methodology. The price paid by Woori Financial Group Inc. in 2024 to acquire the controlling shareholder’s equity interest from China Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited reflected, among other things, the consideration for acquiring control, the strategic value of entering the insurance business, the market conditions prevailing at the time of the acquisition, the results of due diligence, and the negotiated contractual terms. By contrast, because both Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc. are listed companies, the share exchange price in this transaction was determined based on the reference market price methodology prescribed under Article 176-5 of the Enforcement Decree of the FSCMA.

Certain shareholders noted that, in more developed capital markets, there are cases in which the same terms offered to a controlling shareholder in connection with the acquisition of control are also extended to minority shareholders, and that the introduction of a mandatory tender offer regime has been under discussion in Korea. However, a mandatory tender offer regime is intended to require that controlling shareholders and minority shareholders receive the same terms at the time control is acquired. By contrast, this transaction is being undertaken separately after a substantial period has elapsed following Woori Financial Group Inc.’s acquisition of the controlling shareholder’s equity interest in 2024.

In addition, the difference between the price paid to acquire the controlling shareholder’s equity interest and the share exchange price reflects not only the control premium but also changes in the intrinsic value and earnings-generating capacity of Tongyang Life Insurance Co., Ltd. over the approximately two-year period. The details of this analysis, including changes in net assets based on the financial position prepared under the financial supervisory reporting standards, changes in earnings-generating capacity, and comparisons of transaction PER and PBR multiples, are described in the supplementary explanation relating to the first shareholder meeting. In light of the foregoing, the Company does not believe that the share exchange ratio in this transaction has been established on terms that are unfavorable to the public shareholders of Tongyang Life Insurance Co., Ltd.

Was the share exchange timed when the market price of Tongyang Life Insurance Co., Ltd. was relatively low and the market price of Woori Financial Group Inc. was relatively high, resulting in a share exchange ratio that is unfavorable to minority shareholders?	Following the acquisition of Tongyang Life Insurance Co., Ltd. as a subsidiary in 2024, Woori Financial Group Inc. conducted a comprehensive review of Tongyang Life Insurance Co., Ltd.’s management status and areas for operational improvement through a consulting process and implemented its business plan and business improvement initiatives during the current year. After its working-level personnel completed matters relating to its securities business (Woori Investment & Securities Co., Ltd.) in approximately March 2026, Woori Financial Group Inc. began actively considering the acquisition of Tongyang Life Insurance Co., Ltd. as a wholly owned subsidiary. Accordingly, the timing of this transaction was determined based on the Group’s business needs and internal implementation schedule, and not based on movements in the companies’ share prices.

In addition, because Woori Financial Group Inc. has a dispersed shareholder structure without a controlling shareholder, it had no incentive to adjust the timing of the transaction or the share exchange ratio for the benefit of any particular controlling shareholder. In the course of the transaction, the Company carefully considered the amended Korean Commercial Act and the Ministry of Justice’s Guidelines on Directors’ Conduct, among other applicable requirements, and obtained external legal and accounting advice to ensure procedural fairness. Furthermore, because the share exchange price was determined in accordance with the reference market price methodology prescribed under the FSCMA and its subordinate regulations, using the trading day immediately preceding the date of the board resolution as the base date, the transaction was not structured in a manner that would permit the arbitrary selection of a particular valuation date to adjust the share exchange ratio.
Did the management of Tongyang Life Insurance Co., Ltd. make sufficient efforts to obtain more favorable exchange terms for the benefit of minority shareholders? Some shareholders expressed the view that merely explaining the deterioration in Tongyang Life Insurance Co., Ltd.’s operating performance or the need to make it a wholly owned subsidiary is insufficient from the perspective of minority shareholders.

The Company determined that, because this transaction involves the acquisition of the controlling shareholder’s remaining equity interest and the delisting of Tongyang Life Insurance Co., Ltd., it should not merely apply the pricing formula prescribed by applicable law but should also take into account the protection of minority shareholders and procedural fairness. Accordingly, the Company established a Special Committee composed entirely of independent directors and external experts to review, among other matters, the fairness of the transaction terms, the potential for conflicts of interest among shareholders, the appropriateness of applying discounts or premiums in determining the share value, and measures to protect public shareholders.

In addition, through a value review conducted by an external accounting advisor, the Company evaluated whether the share exchange ratio determined under the reference market price methodology prescribed by applicable law fell within the appropriate valuation range indicated by the valuation analyses of each company. Furthermore, in response to the Financial Supervisory Service’s request for amendments and concerns raised by minority shareholders, the Company engaged Deloitte Anjin LLC as an additional independent valuation firm to conduct a further review of the objectivity and fairness of the share exchange ratio. The Company intends to fully reflect the review process and the basis for its conclusions in the amended disclosure documents.

Is determining the share exchange ratio solely based on the reference market price methodology sufficient? Should the share exchange ratio instead be determined based on the intrinsic value or fair value of Tongyang Life Insurance Co., Ltd.? In addition, please explain whether the valuation ranges provided by the independent valuation firms are so broad that they do not sufficiently demonstrate the fairness of the final share exchange ratio.

Because this transaction is a comprehensive share exchange between listed companies, the share exchange price and share exchange ratio were determined using the reference market price methodology prescribed under Article 165-4 of the Financial Investment Services and Capital Markets Act and the Enforcement Decree thereunder. However, in order to further support the objectivity and fairness of the share exchange ratio, Tongyang Life Insurance Co., Ltd. obtained independent valuations from Samil PricewaterhouseCoopers and Deloitte Anjin LLC using the intrinsic value method (FCFE/MVS) and the comparable publicly traded company method. As a result, the final share exchange ratio of 1:0.2521056 falls within both Samil PricewaterhouseCoopers’ valuation range of 1:0.1387518 to 0.3168270 and Deloitte Anjin LLC’s valuation range of 1:0.1368448 to 0.2786088.

The range of appropriate share exchange ratios determined by an independent valuation necessarily reflects a range of outcomes because it depends on the assumptions used in the valuation, including projected future cash flows, the selection of comparable companies, and discount rates. In this transaction, however, the Company believes that the appropriateness of the share exchange ratio has been confirmed because the final share exchange ratio falls within the valuation ranges independently determined by each of the two external accounting firms. Tongyang Life Insurance Co., Ltd. reported the results of the independent valuations and the related review process to the Special Committee and the Board of Directors and intends to reflect such information in the amended registration statement and other disclosure documents.

Could a discount or premium have been applied to the share exchange price in order to provide more favorable terms to the minority shareholders of Tongyang Life Insurance Co., Ltd.?	From the standpoint of protecting the minority shareholders of Tongyang Life Insurance Co., Ltd., the Special Committee considered the possibility of applying a premium to the reference market price and the appropriateness of applying discounts or premiums in determining the share exchange price. However, this transaction affects not only the shareholders of Tongyang Life Insurance Co., Ltd. but also the existing shareholders of Woori Financial Group Inc. If the share exchange price for Tongyang Life Insurance Co., Ltd. were increased unilaterally, or the share exchange price for Woori Financial Group Inc. were reduced unilaterally, the existing shareholders of Woori Financial Group Inc. could incur additional dilution as a result of the issuance of new shares. Accordingly, the Company considered, on a comprehensive basis, not only the protection of the public shareholders of Tongyang Life Insurance Co., Ltd., but also the equitable treatment of the shareholders of both companies as a whole, the reference market price methodology prescribed under the FSCMA and the regulations thereunder, the results of the independent valuation firms’ value reviews, and the review conducted by the Special Committee.

If the cancellation of the treasury shares had occurred before the share exchange ratio was determined, could it have had a favorable effect on the market price of Tongyang Life Insurance Co., Ltd.’s shares and the share exchange ratio? Please explain why the cancellation of the treasury shares after the share exchange ratio had been finalized was not a measure that benefited only the existing shareholders of Woori Financial Group Inc.

The treasury shares canceled in this transaction were not newly acquired by Tongyang Life Insurance Co., Ltd. for purposes of the share exchange, but rather consisted of treasury shares that had already been held by the Company. The Company determined to cancel these treasury shares in order to prevent the allocation of newly issued Woori Financial Group Inc. shares with respect to the treasury shares held by Tongyang Life Insurance Co., Ltd. in connection with the share exchange and thereby reduce the number of newly issued shares of Woori Financial Group Inc. and the resulting dilutive effect. If the share exchange had proceeded without canceling the treasury shares, newly issued Woori Financial Group Inc. shares would also have been allocated with respect to those treasury shares, increasing the number of newly issued shares and potentially giving rise to overhang concerns in connection with the future disposition of those shares.

On the other hand, if the cancellation of the treasury shares had been separately announced or completed before the share exchange ratio was determined, such information could have affected the market price of Tongyang Life Insurance Co., Ltd.’s shares and given rise to additional concerns regarding the fairness of the determination of the share exchange ratio. After considering these factors, the Company concluded that publicly announcing the resolutions approving the share exchange and the cancellation of the treasury shares simultaneously, after the share exchange ratio had been determined and the terms of the share exchange had been finalized, was appropriate from the standpoint of the fairness of the transaction terms, market predictability, and the equitable treatment of the shareholders of both companies.

Although Woori Financial Group Inc. is already the controlling shareholder of Tongyang Life Insurance Co., Ltd., why is it necessary to make Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary? In addition, what business and capital management synergies are expected to result from the transaction?	Under the current structure, in which Tongyang Life Insurance Co., Ltd. remains a publicly listed subsidiary, certain constraints exist with respect to capital support, decision-making, the execution of group-wide strategic initiatives, and collaboration among affiliates. In particular, following the adoption of IFRS 17 and the Korean Insurance Capital Standard (K-ICS), the insurance industry has experienced increased volatility in earnings and capital, and the burden associated with capital management may increase further as capital regulations continue to evolve. If additional capital is required while Tongyang Life Insurance Co., Ltd. remains a listed subsidiary, issues relating to the dilution of minority shareholders, changes in ownership interests, procedural burdens, and potential conflicts of interest may arise. By contrast, following the completion of the transaction and the conversion of Tongyang Life Insurance Co., Ltd. into a wholly owned subsidiary, Woori Financial Group Inc. will be able to support Tongyang Life Insurance Co., Ltd.’s capital management and financial stability in a more timely and consistent manner. In addition, the Company expects to leverage Woori Financial Group’s capital strength, customer base and distribution channels and to expand coordination among its banking, securities and insurance businesses with respect to customers, products and distribution channels. These initiatives are expected to create new business opportunities and sources of revenue, enhance the competitiveness of the insurance business, and establish a foundation for long-term growth.
Following the completion of the share exchange, what dividend and shareholder return policies will apply to shareholders who become shareholders of Woori Financial Group Inc.?

Upon completion of the share exchange, the shareholders of Tongyang Life Insurance Co., Ltd. will become shareholders of Woori Financial Group Inc. Thereafter, if they are registered as shareholders of Woori Financial Group Inc. as of the applicable dividend record date, they will be eligible to receive dividends and participate in Woori Financial Group Inc.’s shareholder return programs in accordance with its applicable policies. Woori Financial Group Inc. currently pays quarterly dividends, and its most recent quarterly dividend was approximately KRW 220 per share. Following completion of the share exchange, shareholders of Tongyang Life Insurance Co., Ltd. who become registered shareholders of Woori Financial Group Inc. as of the relevant dividend record date will be eligible to receive dividends and participate in the Company’s shareholder return programs beginning with the dividend declared for the third quarter of 2026. Such dividend is expected to be paid in approximately late November 2026.

In addition, under its Corporate Value Enhancement Plan announced in February 2026, Woori Financial Group Inc. is pursuing the early achievement and stable maintenance of a Common Equity Tier 1 capital ratio of 13% and a sustainable group-wide return on equity (“ROE”) of at least 10%. As part of its shareholder return initiatives, Woori Financial Group Inc. is also pursuing the continued increase of its annual dividend per share (“DPS”), the implementation of the first tax-exempt dividend program among Korean financial holding companies, and the expansion of share repurchases and cancellations, with a shareholder return ratio exceeding 30% in the prior year. By contrast, Tongyang Life Insurance Co., Ltd. is currently limited in its ability to implement an active shareholder return policy because it does not have sufficient distributable profits under the Korean Commercial Act. Accordingly, shareholders participating in the share exchange will, by becoming shareholders of Woori Financial Group Inc., be able to participate in the Group’s shareholder return policies across its banking, securities and insurance businesses.

If I oppose the share exchange, how may I exercise my appraisal rights, and when will I be able to sell the Woori Financial Group Inc. shares received in the share exchange?

A shareholder who opposes the share exchange must have entered into a contract or otherwise acquired the shares no later than the business day following the date of the public announcement of the board resolution (April 27, 2026), be registered in the shareholders’ register as of the record date (May 6, 2026), and continuously hold such shares until the time the appraisal rights are exercised. In addition, the shareholder must deliver a written notice of objection to the Company no later than the day immediately preceding the shareholders’ meeting (July 23, 2026). However, a shareholder who has submitted a notice of objection but subsequently votes in favor of the share exchange proposal at the shareholders’ meeting will not be entitled to exercise appraisal rights. The submission of a notice of objection and the actual exercise of appraisal rights are separate procedures. A shareholder who has submitted a notice of objection may exercise appraisal rights during the exercise period from July 24, 2026 through August 3, 2026. Shareholders should review the applicable disclosure documents and consult their securities broker for the detailed requirements and procedures.

Under the current anticipated transaction timetable, the shareholders’ meeting of Tongyang Life Insurance Co., Ltd. is scheduled to be held on July 24, 2026, and the share exchange is scheduled to become effective on August 11, 2026. The newly issued shares of Woori Financial Group Inc. to be delivered in the share exchange will become tradable after the listing procedures for such shares have been completed following the effective date of the share exchange. Accordingly, there may be a period of time between the effective date of the share exchange and the date on which the newly issued shares are listed and become available for trading. Shareholders should refer to the disclosure documents of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. for additional information regarding the notice of objection procedure, the appraisal rights exercise period and procedures, whether an exercise of appraisal rights may be withdrawn after submission, and the timing of the listing and commencement of trading of the newly issued shares.

Will the transaction be terminated if the aggregate amount payable upon the exercise of appraisal rights exceeds KRW 200 billion?	The share exchange agreement includes a contractual threshold relating to the aggregate amount payable upon the exercise of appraisal rights. However, if the aggregate amount payable upon the exercise of appraisal rights exceeds KRW 200 billion, the manner in which such circumstance will be addressed will depend on a comprehensive consideration of the terms of the agreement, the Company’s financial condition, the necessity of proceeding with the transaction, the actual level of appraisal rights exercised, and the judgment of the Board of Directors after the amount of appraisal rights exercised has become known. Accordingly, it is difficult at this stage to conclude whether the transaction would be terminated.
Were the risks associated with Tongyang Life Insurance Co., Ltd., including administrative fines, contingent liabilities and potential future losses, adequately reflected in the determination of the share exchange ratio and the valuation of the Company?	In valuing an insurance company, key considerations include policy persistency and lapse rates, loss ratios, insurance claim payment obligations, actuarial assumptions, capital regulations and projected future financial performance. The Company reflected expected administrative fines, contingent liabilities and potential future losses, to the extent reasonably foreseeable, in the information and estimates provided to the independent valuation firms. Based on such information, publicly available information, the Company’s business plan, recent operating results and the characteristics of the insurance industry, the independent valuation firms conducted their value reviews. These risk factors were also reflected in the valuation ranges determined by both accounting firms. However, disclosure of certain information, including the Company’s future business plans, detailed operating strategies, actuarial assumptions and other commercially or competitively sensitive information, as well as information outside the scope of applicable disclosure requirements, may be subject to legal or practical limitations.
What was the purpose of the Financial Supervisory Service’s request that the Company amend its filing and hold a second shareholder meeting? Was the intent simply to increase communications with shareholders, or to require substantive shareholder protection measures, such as adjustments to the share exchange price?	The Company understands that the Financial Supervisory Service’s request for an amended filing was intended to ensure that, because the transaction involves the delisting of Tongyang Life Insurance Co., Ltd. and constitutes an important investment decision for minority shareholders, shareholders receive sufficient information, have an opportunity to express their views, and are provided with a more comprehensive explanation of potential conflicts of interest and the basis for determining the share exchange price. Accordingly, the Company held the second shareholder meeting to hear directly from shareholders regarding the principal issues they had raised and intends to supplement the amended registration statement and the Material Fact Report by reflecting the results of the additional review performed by the newly engaged independent valuation firm and the Special Committee’s further review. The Company intends not merely to engage in formal communications with shareholders but also to incorporate into its disclosure documents the principal issues raised during the shareholder meeting and the Company’s review and analysis of those issues, thereby providing shareholders with more complete information for purposes of making their investment decisions.

The Company considers the comments and questions raised by shareholders during the second shareholder meeting to be an important basis for supplementing its disclosure regarding the transaction and strengthening procedural fairness. Accordingly, the Company has enhanced the Amended Registration Statement and the Material Fact Report to more fully reflect, among other matters, the principal questions raised during the shareholder meeting and the Company’s responses, the review results of Deloitte Anjin LLC as the newly engaged independent valuation firm, the Special Committee’s review, the reasons for the difference between the price paid to acquire the former controlling shareholder’s equity interest and the share exchange price in this transaction, the purpose and effect of the cancellation of treasury shares, important considerations relating to the exercise of appraisal rights, and the rights and investment risks applicable to shareholders of Woori Financial Group Inc. following the completion of the Share Exchange.

The parties to the Share Exchange seek to provide shareholders with relevant information in a manner that enables all shareholders to promptly access and readily understand the transaction. Through these measures, the parties intend to minimize information asymmetries among shareholders and will continue to make efforts to ensure that each shareholder is able to make informed decisions based on sufficient information.

(4) Measures to Protect Public Shareholders

(A) From the Perspective of Protecting All Shareholders

Based on the legal advice received by each company, the Special Committees of both companies concluded that the Share Exchange would enable the companies to proactively address uncertainties associated with the dual-listing structure and improve the efficiency of the decision-making process, thereby facilitating the timely implementation of decisions intended to enhance long-term enterprise value. The Special Committees also determined that the transaction would help address issues arising from the undervaluation of the wholly owned subsidiary’s shares and limitations on share liquidity and would constitute an appropriate measure for enhancing enterprise value through, among other things, greater operational focus and the creation of synergies among affiliated companies. Accordingly, the Special Committees concluded that the transaction serves a legitimate business purpose.

(B) Enhanced Measures for the Protection of Public Shareholders: Establishment and Review by Special Committees Composed Entirely of Independent Directors and Share Repurchases and Cancellations The Special Committees also reviewed and confirmed that the Share Exchange would be effected based on an exchange ratio determined in accordance with the FSCMA and was not structured in a manner that would apply a ratio favorable only to a particular shareholder. In addition, the companies engaged an independent accounting firm with the requisite expertise and conducted a cross-check of the appropriateness of the exchange ratio determined under the FSCMA based on the results of intrinsic value analyses using valuation methodologies generally recognized as fair and reasonable. Although such review by the independent accounting firm was not required by applicable law, it was voluntarily undertaken in order to enhance shareholder confidence in accordance with the directors’ fiduciary duty to shareholders under the amended KCC and the recommendations set forth in the Ministry of Justice Guidelines. Through these measures, the companies confirmed that the Share Exchange was not being undertaken for the purpose of conferring benefits on only certain shareholders and that the transaction would not violate the directors’ fiduciary duty to act in the interests of all shareholders and to treat all shareholders fairly in the performance of their duties.

As discussed above, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. have been pursuing active shareholder return policies both before and after the Share Exchange in order to protect shareholder interests to the greatest extent possible. First, Woori Financial Group Inc. planned to repurchase treasury shares in an aggregate amount of KRW 200 billion during the period from February 10, 2026 through June 10, 2026, and completed the repurchase of 5,986,638 treasury shares as of June 5, 2026. (with no repurchases conducted during the exchange ratio calculation period from March 24, 2026 through April 23, 2026 in order to minimize potential conflicts of interest). Pursuant to the public announcement of the resolution to cancel treasury shares on June 10, 2026, all 5,986,638 treasury shares repurchased under the KRW 200 billion share repurchase program were canceled on June 18, 2026.

The treasury share repurchase and cancellation program of Woori Financial Group Inc. was implemented as part of its annual corporate value enhancement (“Value-Up”) initiatives. Through the consistent implementation of its shareholder return policy, including cash dividends together with share repurchases and cancellations, the Company has sought to enhance market confidence and progressively increase its total shareholder return ratio. Consistent with these initiatives in 2023, 2024 and 2025, the Board of Directors of Woori Financial Group Inc. approved the share repurchase and cancellation program in 2026 in order to meet the market’s expectations regarding shareholder returns.

[Board Resolution of Woori Financial Group Inc. Approving Share Repurchase and Cancellation]

Classification	Description
Resolution Date	February 6, 2026
Agenda	Repurchase and Cancellation of Treasury Shares
Background	Share Price Stabilization and Enhancement of Shareholder Value
Method of Acquisition	Repurchase through a Trust Agreement (Eugene Investment & Securities Co., Ltd.)
Amount Agreed	KRW 200 billion
Period	Four months (February 10, 2026 – June 10, 2026)
Shares to be Canceled	Treasury shares acquired pursuant to this repurchase program
Expected Cancellation Date	Following the expiration of the trust agreement for the treasury share repurchase program

[Woori Financial Group Inc. Share Repurchases and Share Cancellations]

Category	Amount	Number of Shares Repurchased and Cancelled	% of Issued Shares	Method of Acquisition	Trustee Institution	Remarks
2023	KRW 100 billion	8,585,799 shares	1.1%	Trust agreement method	Korea Investment & Securities	1) Remaining shares of the Company held by the KDIC
2024	KRW 136.7 billion	9,357,960 shares	1.2%	Block trade (off-market transaction)1)	Samsung Securities	Remaining equity interest
2025	KRW 150 billion	8,515,181 shares	1.2%	Trust agreement method	Kiwoom Securities	2) Acquisition period: 4 months
2026	KRW 200 billion	5,986,638 shares	0.8%	Trust agreement method 2)	Eugene Investment & Securities	(February 10-June 10, 2026)

The share repurchase and cancellation program described above was approved and implemented as part of Woori Financial Group Inc.’s regular shareholder return policy approximately 50 days before the initial discussion of the proposed acquisition of wholly-owned subsidiary status of Tongyang Life Insurance Co., Ltd. at the meeting of independent directors held on March 27, 2026. Accordingly, the share repurchase and cancellation program was undertaken independently of, and was not related to, the comprehensive share exchange.

In preparing for the presentation to be made at the meeting of independent directors, it was assumed that, at the earliest, the proposal relating to the acquisition of wholly-owned subsidiary status of Tongyang Life Insurance Co., Ltd. could be submitted for approval at the regular meeting of the Board of Directors of Woori Financial Group Inc. scheduled for April 24, 2026. Accordingly, in order to avoid any misunderstanding that the share repurchase program affected the calculation of the exchange ratio, Woori Financial Group Inc. suspended share repurchases beginning on March 24, 2026. In addition, the share repurchase program was conducted in a manner intended not to have a material impact on the market price of Woori Financial Group Inc.’s shares, and the actual results indicate that it did not have a significant effect on the formation of the Company’s share price.

Source: Provided by Woori Financial Group Inc. and KRX Information Data System

From the standpoint of the size of the repurchase program, during the period in which treasury shares were repurchased prior to the base date for determining the share exchange ratio (April 23, 2026), from February 11, 2026 through March 23, 2026, the Company’s average daily treasury share repurchase volume was 129,719 shares, representing only approximately 3.9% of the average daily trading volume of 3,360,293 shares during the same period. This level is substantially below the 30% threshold that is generally regarded as indicative of trading activity capable of materially affecting the market price. Accordingly, the Company does not believe that the repurchase program created excessive buying pressure in the market.

Source: Provided by Woori Financial Group Inc. and KRX Information Data System

Based on the actual trading data before and after the treasury share repurchases, the maximum daily increase in the share price was 6.3% (KRW 2,250) on February 11, 2026, the maximum daily decrease was 9.9% (KRW 3,500) on March 4, 2026, and the average daily change was a decrease of 0.5% (KRW 170). In addition, the average difference between the repurchase price and the midpoint of the day’s trading range (daily low to daily high) was only KRW 33. Accordingly, the Company believes that the treasury share repurchase program did not have a material effect on the market price of its shares.

[Daily Treasury Share Repurchases by Woori Financial Group Inc.

Prior to the Base Date for Determining the Share Exchange Ratio]

(Unit: KRW)

Date	Number of Shares Purchased	Average Purchase Price per Share (A) (KRW)	Aggregate Purchase Amount (KRW)	Previous Day Closing Price (KRW)	Purchase Date Closing Price (KRW)	Price Change	Daily High Daily Low	Midpoint of Daily High and Daily Low (B)	(A–B)
Feb. 11, 2026	110,000	37,555	4,131,103,650	35,600	37,850	+2,250	38,450 35,950	37,200	355
Feb 12, 2026	100,000	38,868	3,886,842,925	37,850	39,150	+1,300	39,750 37,700	38,725	143
Feb. 13, 2026	100,000	40,002	4,000,275,075	39,150	38,950	–200	41,500 38,950	40,225	–223
Feb. 19, 2026	50,000	39,036	1,951,812,800	38,950	39,400	+450	39,800 38,350	39,075	–39
Feb. 23, 2026	100,000	40,228	4,022,891,675	39,400	40,300	+900	41,450 39,850	40,650	–422
Feb. 24, 2026	100,000	39,326	3,932,682,000	40,300	39,100	–1,200	40,100 38,500	39,300	26
Feb. 26, 2026	200,000	37,883	7,576,651,300	39,100	37,850	–1,250	38,400 37,400	37,900	–17
Feb. 27, 2026	100,000	36,652	3,665,297,625	37,850	36,000	–1,850	37,550 36,000	36,775	–123
Mar. 3, 2026	100,000	35,688	3,568,877,575	36,000	35,300	–700	36,300 35,050	35,675	13
Mar. 4, 2026	200,000	32,893	6,578,678,000	35,300	31,800	–3,500	34,750 31,250	33,000	–107
Mar. 5, 2026	150,000	33,870	5,080,541,800	31,800	33,750	+1,950	34,700 33,250	33,975	–105
Mar. 6, 2026	100,000	32,734	3,273,448,475	33,750	33,050	–700	33,200 32,000	32,600	134
Mar. 9, 2026	100,000	31,311	3,131,167,100	33,050	31,550	–1,500	31,800 30,300	31,050	261
Mar. 10, 2026	100,000	32,143	3,214,350,950	31,550	32,100	+550	33,100 31,350	32,225	–82
Mar. 11, 2026	153,526	33,841	5,195,497,250	32,100	33,350	+1,250	34,300 32,850	33,575	266
Mar. 12, 2026	200,000	32,709	6,541,928,300	33,350	32,500	–850	33,150 32,200	32,675	34
Mar. 13, 2026	200,000	32,043	6,408,605,200	32,500	32,200	–300	32,400 31,400	31,900	143
Mar. 16, 2026	200,000	31,938	6,387,713,175	32,200	31,900	–300	32,500 31,600	32,050	–112
Mar. 17, 2026	150,000	32,572	4,885,920,800	31,900	32,600	+700	33,000 32,300	32,650	–78
Mar. 18, 2026	150,000	33,441	5,016,150,075	32,600	33,500	+900	33,700 32,950	33,325	116
Mar. 19, 2026	120,000	33,471	4,016,610,000	33,500	33,600	+100	33,950 32,550	33,250	221
Mar. 20, 2026	50,000	34,189	1,709,479,750	33,600	33,900	+300	34,600 33,350	33,975	214
Mar. 23, 2026	150,000	32,423	4,863,539,750	33,900	31,700	–2,200	33,000 31,550	32,275	148
Total (23 Transactions)	2,983,526	34,992 (Average)	103,040,065,250	35,013 (Average)	34,843 (Average)	–170 (Average)			33 (Average)

In terms of market trends, the share price of Woori Financial Group Co., Ltd. has followed the same trend as the overall KOSPI and KOSPI Financial Index, and the share price of Woori Financial Group Co., Ltd. has actually underperformed the index growth rate, and therefore no particular effect attributable to the treasury share repurchase has been observed.

Source: KRX Information Data System

A comparison among the four major Korean financial holding companies also indicates that all four groups announced and implemented share repurchase programs at the beginning of the year and, as a result, exhibited broadly similar share price trends. Woori Financial Group Inc. experienced a relatively stronger increase in its share price in February, compared to its peers, reflecting factors such as the earlier announcement of its Corporate Value Enhancement Plan,* the announcement of share repurchases and cancellations and market recognition of its expected early achievement of a 13% Common Equity Tier 1 capital ratio. However, in March, its share price performance was relatively weaker than that of its peers. Accordingly, no particular impact attributable to the share repurchase program itself was observed.

Source: KRX Information Data System

Accordingly, the Company’s treasury share repurchase program was conducted in a manner that did not materially affect the market price of Woori Financial Group Inc.’s shares, and the actual trading results confirm that the repurchase program did not have a material impact on the share price.

In addition, in order to maximize shareholder value in connection with the Share Exchange, Tongyang Life Insurance Co., Ltd. approved, by resolution of its Board of Directors on April 24, 2026, the cancellation of 5,296,004 treasury shares previously held by the Company (representing 3.28% of its outstanding shares), and completed such cancellation on April 30, 2026.

The decision to cancel the treasury shares following the determination of the exchange ratio was based on the following considerations: First, under the third amendment to the KCC, as amended as of the end of February 2026, treasury shares are, as a general principle, required to be cancelled.

Second, if the cancellation had been announced prior to the decision on the Share Exchange, the treasury shares already held by Tongyang Life Insurance Co., Ltd. would have been reflected as a deduction from shareholders’ equity in its financial statements and, therefore, would not have affected enterprise value upon cancellation. Nevertheless, such cancellation could have had a distorting effect on the determination of the exchange ratio.

Third, if the treasury shares had not been cancelled prior to the Share Exchange, new shares of Woori Financial Group Inc. would have been issued in respect of such treasury shares, resulting in an increase in the number of newly issued shares and a corresponding increase in dilution, which could have adversely affected the minority shareholders of Tongyang Life Insurance Co., Ltd.

By contrast, the cancellation of the existing treasury shares reduces the potential dilution resulting from the issuance of new shares in the Share Exchange. Accordingly, it was determined that the cancellation would benefit both the minority shareholders of Woori Financial Group Inc. and the minority shareholders of Tongyang Life Insurance Co., Ltd., and the decision to cancel the treasury shares was made on that basis.

Furthermore, as described above, based on the reviews conducted as part of the fairness-enhancing measures implemented through the Special Committees of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., the boards of directors of both companies comprehensively considered factors including enhanced management efficiency, the elimination of the dual-listing structure and the expected enhancement of shareholder value. Following such review, each company’s Board of Directors approved the Share Exchange on April 24, 2026.

(C) Measure to Protect Public Shareholders: Method of Share Exchange (Share Delivery Type)

Although the exchange ratio applies equally to all shareholders, concerns may nevertheless arise that the minority shareholders of Tongyang Life Insurance Co., Ltd. could be adversely affected because Woori Financial Group Inc., through the Share Exchange, is strengthening its control over Tongyang Life Insurance Co., Ltd., while the investment objectives of Woori Financial Group Inc. and the minority shareholders of Tongyang Life Insurance Co., Ltd. may differ. However, unlike a cash-out transaction in which the shareholders of Tongyang Life Insurance Co., Ltd. would receive cash consideration and be involuntarily removed from an investment in a listed company, the Share Exchange will provide shareholders of Tongyang Life Insurance Co., Ltd. with common shares of Woori Financial Group Inc., which are generally more liquid than the shares of Tongyang Life Insurance Co., Ltd., as the exchange consideration. As a result, the minority shareholders of Tongyang Life Insurance Co., Ltd. will be able to alleviate potential liquidity constraints associated with their investment, continue their investment in Tongyang Life Insurance Co., Ltd. indirectly through their ownership of Woori Financial Group Inc. shares and participate in the benefits of the Woori Financial Group’s active corporate value enhancement and shareholder return initiatives. In addition, following the adoption of IFRS 17, Tongyang Life Insurance Co., Ltd. has not paid dividends in recent years due to insufficient distributable profits resulting from, among other factors, the reserve for policyholder surrender benefits. By contrast, Woori Financial Group Inc. satisfies the requirements applicable to high-dividend companies under the Restriction of Special Taxation Act, and dividends received from Woori Financial Group Inc. are not subject to taxation. Woori Financial Group Inc. is also pursuing shareholder return initiatives through cash dividends and an expanded share repurchase and cancellation program.

Woori Financial Group Inc. has publicly announced specific corporate value enhancement targets and has expressed its commitment to an active shareholder return policy, while also presenting a strategy to broaden its investor base in the capital markets as a leading dividend-paying financial services company. To achieve these objectives, Woori Financial Group Inc. intends to continue pursuing a balanced shareholder return policy consisting of (a) increased cash dividends and (b) share repurchases and cancellations.

(a) With respect to dividend policy, Woori Financial Group Inc. was the first financial holding company in Korea to implement tax-exempt dividends and, through this initiative, had secured approximately KRW 6.3 trillion in resources available for tax-exempt dividend distributions as of year-end 2025. In addition, the utilization of tax-exempt dividends is expected to provide an incremental benefit equivalent to approximately six percentage points in terms of the effective dividend payout ratio. Woori Financial Group Inc. is also pursuing a policy of increasing its dividend per share (DPS) by at least 10% annually. Consistent with this policy, DPS increased from KRW 1,000 in 2023 to KRW 1,200 in 2024 and KRW 1,360 in 2025. The Company intends to continue implementing a dividend policy in 2026 under which the aggregate amount of dividends paid will increase by more than 10% compared to the prior year. In addition, Woori Financial Group Inc. plans to further strengthen its position as a high-dividend company by maintaining a dividend payout ratio of at least 25% and increasing the total amount of dividends by more than 10% year over year.

(b) With respect to its treasury share policy, Woori Financial Group Inc. is pursuing a strategy to increase the proportion of shareholder returns represented by share repurchases and cancellations to approximately 10% in the near term. Share repurchases and cancellations are expected to provide a direct enhancement in per-share value, including earnings per share (EPS) and book value per share (BPS), through a reduction in the number of outstanding shares. In particular, the benefits of share cancellations are expected to be maximized when the Company’s price-to-book ratio (PBR) is below 1.0x. The proportion of shareholder returns represented by share repurchases and cancellations has increased steadily from 4.0% in 2023 to 4.4% in 2024 and 4.8% in 2025, and is expected to increase further in 2026. In addition, if the Company’s Common Equity Tier 1 (CET1) capital ratio is maintained at or above 13.2% on a stable basis, Woori Financial Group Inc. intends to consider additional share repurchases and cancellations in the future.

In light of the foregoing initiatives undertaken by Woori Financial Group Inc. and the anticipated benefits resulting from the conversion of the shareholders of Tongyang Life Insurance Co., Ltd. into shareholders of Woori Financial Group Inc., the boards of directors of both companies concluded that the Share Exchange does not raise concerns from the standpoint of shareholder protection.

(D) Measure to Protect Public Shareholders: Appraisal Rights

In the case of Woori Financial Group Inc., the Share Exchange is being conducted as a small-scale share exchange. Accordingly, approval by the Board of Directors is substituted for approval at a shareholders’ meeting, and appraisal rights are not available to the shareholders of Woori Financial Group Inc. Pursuant to Article 360-10(5) of the KCC and Article 62-2(2) of the FHCA, if shareholders holding shares representing 20% or more of the total number of issued shares of Woori Financial Group Inc. notify Woori Financial Group Inc. of their objection to the small-scale share exchange within seven days after the date on which notice or public announcement of the small-scale share exchange is made pursuant to Article 360-10(4) of the KCC, Woori Financial Group Inc. may not proceed with the small-scale share exchange and may terminate or amend the share exchange agreement with Tongyang Life Insurance Co., Ltd. by written agreement. As of the date of this Registration Statement, shareholders representing 20% or more of the total number of issued shares have not objected to the small-scale share exchange. Accordingly, the Share Exchange is proceeding as a small-scale share exchange.

Minority shareholders of Tongyang Life Insurance Co., Ltd. who oppose the Share Exchange may exercise appraisal rights in accordance with the KCC and the FSCMA. In other words, shareholders who object to becoming shareholders of Woori Financial Group Inc. as a result of the Share Exchange may elect to receive cash through the exercise of appraisal rights rather than receiving shares of Woori Financial Group Inc.

In addition, Tongyang Life Insurance Co., Ltd. further reviewed the appropriateness of the proposed appraisal rights purchase price and whether additional measures should be implemented to protect minority shareholders, taking into account that the proposed share exchange will result in the delisting of Tongyang Life Insurance Co., Ltd.’s shares and that appraisal rights constitute an important cash exit mechanism available to minority shareholders who oppose the share exchange.

The proposed appraisal rights purchase price for Tongyang Life Insurance Co., Ltd. shares was KRW 8,505, as determined in accordance with the calculation methodology prescribed under the Financial Investment Services and Capital Markets Act and the regulations thereunder. At its fifth meeting held on July 1, 2026, the Special Committee of Tongyang Life Insurance Co., Ltd. confirmed that the proposed purchase price had been lawfully determined in accordance with the applicable statutory methodology. The Special Committee also confirmed that, under the framework of Article 165-5(3) of the Financial Investment Services and Capital Markets Act, the Company may establish a negotiated purchase price higher than the statutorily determined amount in order to protect minority shareholders and promote transaction certainty.

In considering whether to increase the proposed appraisal rights purchase price, the Special Committee compared and reviewed increasing the purchase price to KRW 8,720, equal to the share exchange price, increasing the existing proposed purchase price of KRW 8,505 by 10% to KRW 9,356, and increasing the purchase price to KRW 10,562, equal to the price previously paid to acquire the former controlling shareholder’s equity interest. In evaluating these alternatives, the Special Committee considered, among other factors, the acceptability of each alternative to minority shareholders, the equitable treatment of shareholders participating in the share exchange and those opposing the transaction, the Company’s expected cash outflows, the impact on capital adequacy, including under K-ICS, the contractual limitation on the aggregate amount payable upon the exercise of appraisal rights under the share exchange agreement, legal risks and the likelihood of completing the transaction.

Following its review, the Special Committee concluded that increasing the existing proposed appraisal rights purchase price of KRW 8,505 by 10% to KRW 9,356 represented an appropriate supplemental measure based on the statutorily determined price. The Special Committee further concluded that this alternative appropriately balanced the protection of minority shareholders and transaction certainty because it enhanced the cash exit alternative available to dissenting shareholders without changing either the share exchange ratio or the share exchange price of Tongyang Life Insurance Co., Ltd. In addition, this approach was developed with reference to the policy rationale underlying the permitted range of discounts and premiums used in determining share exchange prices under the applicable capital markets regulations, thereby providing an objective basis for the increase and facilitating shareholder understanding and explanation.

Accordingly, on July 2, 2026, the Board of Directors of Tongyang Life Insurance Co., Ltd., after receiving the report of the Special Committee regarding the results of its fifth meeting, resolved to increase the proposed appraisal rights purchase price offered by the Company to shareholders opposing the share exchange from KRW 8,505 to KRW 9,356, representing a 10% increase.

The increase in the proposed appraisal rights purchase price does not change the share exchange ratio, the share exchange price of Tongyang Life Insurance Co., Ltd., or the number of new shares of Woori Financial Group Inc. to be issued in the share exchange. Rather, it constitutes a supplemental measure to increase the negotiated purchase price offered by the Company to shareholders who oppose the share exchange and exercise their appraisal rights. The increased purchase price will be applied uniformly to all dissenting shareholders who exercise appraisal rights.

However, depending on the actual level of appraisal rights exercised, the resulting cash outflows of Tongyang Life Insurance Co., Ltd., its liquidity, capital adequacy measures, including K-ICS, and the contractual limitation of KRW 200 billion on the aggregate amount payable upon the exercise of appraisal rights under the share exchange agreement may affect whether the transaction proceeds. Accordingly, shareholders should take these factors into consideration.

(5) Basis for the Determination That the Directors Who Approved the Comprehensive Share Exchange Carefully Reviewed and Approved the Transaction on an Informed Basis, Taking Into Account the Interests of the Company and All Shareholders and the Principle of Equal Treatment of Shareholders

The Special Committees of both companies, based on advice received from their respective legal advisors, reviewed and confirmed that the Share Exchange would be effected using an exchange ratio determined pursuant to the FSCMA and was not structured in a manner that would provide preferential treatment to any particular shareholder. In addition, the companies engaged an external accounting firm to review the appropriateness of the exchange ratio calculated under the FSCMA. Based on such review, the Special Committees confirmed that the transaction would not violate the principle that directors, in performing their duties, should protect the interests of all shareholders and treat all shareholders fairly.

(6) Basis for the Determination That the Comprehensive Share Exchange and the Planned Shareholder Return Policies Constitute Fair Decisions That Protect the Interests of Public Shareholders as Well as the Controlling Shareholder

The share repurchase and cancellation programs planned and implemented by Woori Financial Group Inc. represent a significant shareholder protection measure. In light of the issuance of new shares in connection with the Share Exchange, which may result in dilution of the ownership interests of existing shareholders of Woori Financial Group Inc., such programs are intended to maximize the interests of all shareholders, including minority shareholders. In addition, as part of the corporate restructuring process and as a measure to enhance the interests of existing shareholders, Tongyang Life Insurance Co., Ltd. cancelled all of its treasury shares prior to the Share Exchange. Through these measures, the companies sought to protect the interests of both the existing shareholders of Woori Financial Group Inc. and the shareholders of Tongyang Life Insurance Co., Ltd. who will receive shares of Woori Financial Group Inc. in the Share Exchange.

B. Material Impact and Effects on the Company’s Management, Financial Condition and Business Operations

(1) Impact and Effects on the Company’s Management

Woori Financial Group Inc. will issue new shares as consideration to the eligible shareholders of Tongyang Life Insurance Co., Ltd. in connection with the Share Exchange. As a result, the ownership interests of the existing shareholders of Woori Financial Group Inc. may be diluted in accordance with the exchange ratio.

However, the Share Exchange will not result in any change in control or management rights with respect to the corporate governance structure of Woori Financial Group Inc. In addition, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. will continue to exist as separate legal entities following the Share Exchange. Upon completion of the Share Exchange, Woori Financial Group Inc., as the wholly owning parent company, will remain a listed company, while Tongyang Life Insurance Co., Ltd., as the wholly owned subsidiary, will become a privately held company whose shares are no longer listed.

In addition, pursuant to the Share Exchange Agreement, the terms of office of the directors and Audit Committee members of Woori Financial Group Inc. who were appointed prior to the Share Exchange will continue unchanged notwithstanding Article 360-13 of the KCC, and no new officers or directors will be appointed as a result of the Share Exchange.

(2) Material Impact and Effects on the Company’s Financial Condition and Business Operations

In the case of Woori Financial Group Inc., shareholders’ equity will increase as a result of the issuance of new shares in connection with the Share Exchange. Accordingly, the Company expects to benefit from enhanced capitalization and improvements in certain group management indicators, including return on equity (ROE) and debt-to-equity ratio. In addition, the acquisition of wholly-owned subsidiary status with respect to Tongyang Life Insurance Co., Ltd. is expected to increase net income attributable to the controlling shareholder. Lastly, the Company also expects to strengthen its competitiveness as a comprehensive financial services group, including through the implementation of its growth strategy focused on expanding its non-bank business operations.

In the case of Tongyang Life Insurance Co., Ltd., only its shareholder composition will change, with no corresponding changes to its assets or liabilities. The Company expects improvements in management efficiency, creditworthiness and business competitiveness. Upon completion of the Share Exchange, Tongyang Life Insurance Co., Ltd. will become a wholly owned subsidiary of Woori Financial Group Inc., which is expected to facilitate enhanced management efficiency and timely capital support when necessary. In addition, management resources currently devoted to matters relating to minority shareholder administration may be reduced. Taking these factors into account, Tongyang Life Insurance Co., Ltd. is expected to play a leading role in driving stable growth in the non-bank financial services sector going forward.

Upon completion of the Share Exchange, Tongyang Life Insurance Co., Ltd. will become a wholly owned subsidiary of Woori Financial Group Inc. For additional information regarding the impact and effects of the Share Exchange on the financial condition of Woori Financial Group Inc., please refer to “IX. Other Matters Necessary for Investor Protection—3. Changes in Capital Following the Share Exchange” and “6. Balance Sheet Following the Comprehensive Share Exchange” in this Registration Statement.

(3) Impact on the Shareholder Value of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd.

The comprehensive share exchange is a strategic transaction intended to enhance shareholder value for both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. The transaction is expected to increase the long-term interests of the shareholders of both companies through, among other things, the simplification of the Group’s ownership structure, the elimination of the valuation discount associated with the dual-listing structure and enhanced trading liquidity.

Although Woori Financial Group Inc. will issue new shares through this comprehensive share exchange, resulting in dilution of the equity interests of existing shareholders including major shareholders, it will enable the Group to retain 100% of the medium- to long-term profit generation capacity of Tongyang Life Insurance Co., Ltd. within the Group, eliminate duplicate listing costs, and enhance the simplification and transparency of the governance structure. In addition, by acquiring 100% of the equity interest in Tongyang Life Insurance Co., Ltd., the shareholder value of Woori Financial Group Inc. is expected to increase. In particular, it is expected that a virtuous cycle will be established whereby improvements in management efficiency and the successful implementation of new business initiatives following the transition of Tongyang Life Insurance Co., Ltd. to a privately held company will naturally contribute to the enhancement of the enterprise value of Woori Financial Group Inc., as the wholly owning parent company.

Meanwhile, shareholders of Tongyang Life Insurance Co., Ltd. will receive newly issued shares of Woori Financial Group Inc. in the Share Exchange and, as a result, will be able to participate in Woori Financial Group Inc.’s shareholder return framework. Following the introduction of the reserve for policyholder surrender benefits in 2023, Tongyang Life Insurance Co., Ltd. has faced limitations in implementing its own shareholder value enhancement initiatives due to insufficient distributable profits under the KCC. By contrast, once the shareholders of Tongyang Life Insurance Co., Ltd. become shareholders of Woori Financial Group Inc., they are expected to benefit from Woori Financial Group Inc.’s shareholder return ratio of more than 30%.*

* Average total shareholder return ratio of Woori Financial Group Inc. for the period from 2023 through 2025: 34.6%

In addition, shareholders are expected to share broadly in the benefits of future enterprise value enhancement, including increased profitability resulting from the strengthening of the bancassurance network and the expansion of cross-selling opportunities with other affiliated companies through integration within the Woori Financial Group.

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. have also been pursuing active shareholder return policies both before and after the Share Exchange in order to protect shareholder interests. First, on April 24, 2026, Tongyang Life Insurance Co., Ltd. resolved to cancel 5,296,004 treasury shares held by the Company as a measure to protect shareholder value and completed the cancellation of all such treasury shares on April 30, 2026.

Tongyang Life Insurance Co., Ltd. determined the share exchange ratio prior to the cancellation of its treasury shares in order to ensure that the share exchange ratio applicable to minority shareholders would not be affected by whether the treasury shares were canceled, thereby protecting the interests of minority shareholders. By determining the share exchange ratio before canceling the treasury shares, the Company sought to ensure that the exchange value of the shares held by minority shareholders would be determined on the basis of objective and consistent criteria. In addition, because the cancellation of the treasury shares prevented the issuance and allocation of newly issued shares of Woori Financial Group Inc. with respect to those treasury shares, the total number of new shares to be issued in connection with the share exchange was reduced. As a result, the Company believes that the resulting reduction in dilution to the ownership interests of minority shareholders following the share exchange has a positive effect from the standpoint of protecting minority shareholders.

Next, Woori Financial Group Inc., which will become the wholly owning parent company, planned to repurchase treasury shares in an aggregate amount of KRW 200 billion during the period from February 10, 2026 through June 10, 2026, and completed the repurchase of 5,986,638 treasury shares as of June 5, 2026 (with no repurchases conducted during the exchange ratio calculation period from March 24, 2026 through April 23, 2026 in order to minimize potential conflicts of interest). Pursuant to the public announcement of the board resolution approving the cancellation of treasury shares on June 10, 2026, all 5,986,638 treasury shares repurchased under the KRW 200 billion share repurchase program were canceled on June 18, 2026. Accordingly, following completion of the Share Exchange, not only the existing shareholders of Woori Financial Group Inc., but also the current shareholders of Tongyang Life Insurance Co., Ltd. who will become shareholders of Woori Financial Group Inc., are expected to benefit from the resulting enhancement in shareholder value.

(4) Effect on Listing Status

Woori Financial Group Inc., whose shares are listed on the Korea Exchange, will continue to maintain its status as a listed company. Tongyang Life Insurance Co., Ltd., whose shares are also listed on the Korea Exchange, will commence delisting procedures in connection with the comprehensive share exchange.

(5) Future Corporate Restructuring Plans

As of the date of this Registration Statement, Woori Financial Group Inc. holds a 77.90% equity interest in Tongyang Life Insurance Co., Ltd. As part of its efforts to enhance management efficiency and strengthen its non-bank business operations, Woori Financial Group Inc. entered into a comprehensive share exchange agreement with Tongyang Life Insurance Co., Ltd. on April 29, 2026. Through the Share Exchange, Tongyang Life Insurance Co., Ltd. is expected to become a wholly owned subsidiary of Woori Financial Group Inc. Through this transaction, Woori Financial Group Inc. intends to focus on enhancing management efficiency and increasing shareholder value by strengthening integration and synergies within the Group. Going forward, Woori Financial Group Inc. intends to continue pursuing management initiatives generally recognized as fair and reasonable to enhance the competitiveness of its subsidiaries and other affiliates, formulate strategies to increase overall group value and expand its non-bank business portfolio. As of the filing date of this Registration Statement, no specific decisions have been made regarding any additional corporate restructuring transactions, including mergers with other companies, following the completion of the Share Exchange. If any additional restructuring transactions are pursued in the future, investors will be informed through separate disclosures in accordance with applicable laws and regulations.

Following completion of the Share Exchange and the acquisition of wholly-owned subsidiary status with respect to Tongyang Life Insurance Co., Ltd., Woori Financial Group Inc. is considering a potential merger between Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. The purpose of the merger is to strengthen the competitiveness of the Group’s insurance business by eliminating the inefficiencies resulting from the operation of the same line of business by two separate companies within the Group, thereby enhancing management efficiency, realizing economies of scale, and reducing operating costs. The principal expected benefits (effects) of the merger are as follows:

(a) Early Stabilization of Capital Adequacy: The Company has determined that, in light of the decline in capital adequacy (K-ICS) and profitability (CSM) resulting from the strengthening of actuarial assumptions, it would be difficult for each company to adequately address these challenges solely through independent measures, such as cost reductions and asset disposals. The Company expects that, following the merger, the K-ICS ratio, after giving effect to the applicable transitional measures, will improve.

(b) Prevention of Duplicative Investment in IT Systems: As the information technology systems of both companies have become outdated, each company has reached the point at which next-generation system upgrades are required. However, if each company were to independently develop its own next-generation system, duplicative investment (resulting in sunk costs) would be unavoidable. Following the merger, the Company expects to implement a single next-generation system and further enhance its AI transformation (“AX”) initiatives, resulting in lower development and maintenance costs as well as improved productivity.

(c) Human Resources and Organizational Efficiency: Following the merger, the Company expects to improve organizational and personnel efficiency through the integration of overlapping organizational functions and to reduce operating expenses.

(d) Enhancement of Sales and Product Portfolio: Following the merger, the Company expects to achieve a more balanced sales and product portfolio by combining the complementary strengths of Tongyang Life Insurance Co., Ltd.’s protection insurance business with ABL Life Insurance Co., Ltd.’s strengths in savings-type insurance and variable insurance products.

[Proportion of Premium Income from Protection and Savings-Type Insurance of the Two Companies (as of February 29, 2026)]

Category (KRW 100 millions, %)	Tongyang Life Insurance		ABL Life Insurance		Combined Upon Merger
Protection Insurance	5,541	67.10%	2,519	33.70%	8,060	51.30%
Savings-Type Insurance	2,511	30.40%	4,877	65.30%	7,388	47.00%
Variable Insurance and Other	202	2.50%	75	1.00%	277	1.80%
Total	8,254	100%	7,471	100%	15,725	100%

(e) Enhancement of Market Competitiveness: The insurance industry has experienced increasing polarization in favor of larger insurers. If an insurance company fails to achieve a sufficient operating scale, its competitiveness may weaken, and its standalone brand may face limitations in recruiting exclusive insurance agents. The Company expects that, following the merger, the combined company will become one of the five largest insurers in Korea based on total assets and premium income, thereby strengthening the foundation for a large-scale sales organization.

However, in order to pursue the proposed merger, in addition to the legal integration and human resources integration that generally accompany the merger of financial institutions, the Company must also undertake financial integration capable of reflecting the long-term maturities, complex structures and actuarial assumptions applicable to insurance products, as well as the information technology integration necessary to support such financial integration. These integration efforts require substantial personnel resources and significant time. Accordingly, prior to proceeding with the merger, it is necessary to conduct a comprehensive review of the operational differences between Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd., the design of the integration framework, and the target (“to-be”) business model.

Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. are currently undertaking preliminary integration planning by establishing a dedicated task force and selecting external consultants, among other preparatory activities, in light of the complexity of the proposed merger.

However, the merger is subject to approval by the boards of directors of both companies, and no board resolutions relating to the merger have been adopted to date. Accordingly, whether the merger will proceed, as well as its structure and timing, have not been determined at this time.

2. Overview of the Counterparty Company in the Share Exchange

A. General Information

(1) Overview of the Company

Category	Description
Company Name	Tongyang Life Insurance Co., Ltd. (TONGYANG LIFE INSURANCE CO.,LTD.)
Year of Establishment	April 20, 1989
Address	33, Jongno, Jongno-gu, Seoul, Korea
Telephone Number	+82-2-1577-1004
Website Address	www.myangel.co.kr
Principal Business Activities	Life insurance business

(2) Status of Officers and Employees

1) Status of Officers

(Reference Date: July 2, 2026)	(Unit: Share)

Name	Gender	Date of Birth	Position	Registered Officer Status	Full- Time Status	Principal Responsibilities	Principal Career Experience	Number of Shares Owned		Relationship with the Largest Shareholder Relationship	Years of Service	Term Expiration Date
								Shares with Voting Rights	Shares without Voting Rights
Dae-kyu Seong	Male	February 1967	Representative Director and President	Registered	Full- Time	Overall management of the Company’s business	- B.A. in Economics, Hanyang University - Master of Business Administration, Hanyang University - Ph.D., University of Utah School of Law - Director, Insurance Division, Financial Services Bureau, Financial Services Commission - Executive Director of the Secretariat of the Public Fund Oversight Committee under the Financial Services Commission - 11th President of the Korea Insurance Development Institute - President and Chief Executive Officer of Shinhan Life - Chairman of the Board of Directors of Shinhan Life - Woori Financial Group Inc. Head of Life Insurance Acquisition Team	-	-	Tongyang Life Registered Officer	1 year and 0 months	June 30, 2027

Kang-lip Kim	Male	November 1965	Outside Directors	Registered	Non-Full-Time	Chair of the Board of Directors; Chair of the Executive Candidate Recommendation Committee, Chair of the ESG Committee, Member of the Audit Committee, Member of the Risk Management Committee, Member of the Internal Control Committee

- B.A., Sociology, Yonsei University

- Master’s degree from the University of Chicago School of Social Service Administration

- PhD in Health Sciences, Yonsei University

- Director-General of the Ministry of Health and Welfare (Director-General for Health Industry Policy, Director-General for Pension Policy, Director-General for Social Services Policy)

- Counsellor (Health) at the Permanent Mission of the Republic of Korea, Geneva

- Director-General of the Ministry of Health and Welfare (Director-General of the Planning and Coordination Office, Director-General of the Health and Medical Policy Office)

- Vice Minister of Health and Welfare

- Commissioner of the Ministry of Food and Drug Safety

							-	-	Tongyang Life Registered Officer	1 year and 0 months	June 30, 2027
Soo-hyun Ahn	Female	January 1969	Outside Directors	Registered	Non-Full-Time	Chair of the
Audit
Committee,
Chair of the
Internal Control
Committee,
Member of the
ESG Committee,
Member of the
Executive
Nomination
Committee,
Member of the
Remuneration
Committee,
Member of the
Risk
Management
Committee

- B.A. in Law, Ewha Womans University

- Master’s/Doctorate in Law, Ewha Womans University

- Vice Dean, Law School, Hankuk University of Foreign Studies

- Director of Academic Affairs, Graduate School, Hankuk University of Foreign Studies

- Director, Center for Consumer Law, Hankuk University of Foreign Studies

- Currently the Dean of the Graduate School of Law at Hankuk University of Foreign Studies.

- Currently Professor (Tenured) at Hankuk University of Foreign Studies, Graduate School of Law

									Tongyang Life Registered Officer	1 year and 0 months	June 30, 2027

Won-seok Choi	Male	November 1969	Outside Directors	Registered	Non-Full-Time	Chair of the Remuneration Committee, Chair of the Risk Management Committee, Member of the Audit Committee, Member of the Internal Control Committee ESG Committee Member

- B.A., Business Administration, Seoul National University

- Master’s/Ph.D. in Business Administration, Seoul National University

- Member of the National Tax Service Administrative Reform Committee

- 18th President of the Korea Association of Government Accounting

- Director General of Planning Department, University of Seoul

- 35th President of the Korea Tax Association (2024)

- Currently, Professor at the Department of Taxation and the Graduate School of Tax and Customs Administration at the University of Seoul

										Tongyang Life Registered Officer	1 year 0 months	March 22, 2028
Jung-Soo Lee	Male	January 1967	Other Non-Executive Director	Registered	Non-Full-Time	Member of the Executive Candidate Recommendation Member of the Remuneration Committee	- B.A., German Language and Literature, Sogang University - IR Manager, Woori Financial Group - Head of IR Department, Woori Financial Group - Director of Management Support Department, Woori Financial Group - Managing Director, Strategy Division, Woori Financial Group - Vice President, Strategy Division, Woori Financial Group - Currently, Vice President of Strategy at Woori Financial Group.	-	-	Tongyang Life Registered Officer	1 year and 0 months	June 30, 2028

Hee-chang Moon	Male	March 1970	Vice President	Non-Registered	Full- Time	CFO, Head of Finance	- B.A. in Economics, Sungkyunkwan University - Master of Business Administration (Accounting Major), Sungkyunkwan University - Certified Public Accountant - Partner (Managing Director), Deloitte Anjin LLC - Partner, Deloitte Anjin LLC (Senior Managing Director / Lead Client Service Partner for Shinhan Financial Group)	-	-	-	1 year and 0 months	-
Hansang Wook Han	Male	October 1969	Vice President	Non-Registered	Full- Time	Director of IT Headquarters, Head of Customer IT Division	- Bachelor of Science in Computer Science and Statistics, University of Seoul - Head of IT Development, ING Life - ING Life IT Next-Generation Project Team, IT General PM, Director - CIO/CDO, Managing Director, Orange Life - CIO/CDO, Managing Director, Shinhan Life	-	-	-	0 year 6 months	-
Kyung-Won Kim	Male	October 1973	Managing Director	Non-Registered	Full- Time	Director of Product Headquarters	- B.A. in Statistics, Korea University - Team Leader, Product Strategy Team, Tongyang Life Insurance - Team Leader, Insurance Underwriting Team, Tongyang Life Insurance - BA Head, Tongyang Life Insurance - Director, GA Sales Division 2, Tongyang Life Insurance	1,512	-	-	2 years and 11 months	-
Moon Il	Male	February 1979	Managing Director	Non-Registered	Full- Time	Head of Risk Management	- B.A. in Economics, Sungkyunkwan University - Director of Risk Management, Tongyang Life Insurance -Team Leader, Risk Management Team, Tongyang Life Insurance	-	-	-	4 years and 0 months	-

Sunyoung Park	Female	February 1977	Managing Director	Non-Registered	Full- Time	Compliance Officer	- Master of Laws, Inha University - Reporter, The Segye Ilbo Economic Department - Research Fellow, Financial Policy Office, Korea Insurance Research Institute - General Manager, Domestic Legal Affairs Section 2, POSCO E&C	-	-	-	0 years and 9 months	-
Hye-Yeon Seo	Female	October 1974	Managing Director	Non-Registered	Full- Time	Head of Customer Support Division	- Bachelor of Laws, Korea University - Attorneys at Law of Doo Woo - Hye-yeon Seo - In-House Counsel, Compliance Team, Tongyang Life Insurance - Compliance Team Head, Tongyang Life - Compliance Officer, Tongyang Life - Audit Manager, Tongyang Life Insurance	8,189	-	-	8 years and 0 months	-
Ji-young Yang	Female	July 1974	Managing Director	Non-Registered	Full- Time	Person in charge of settlement of accounts	- B.A. in Accounting, Pusan National University - Certified Public Accountant, Tax Accountant - Manager, Audit Division, Deloitte Anjin LLC - Director, Financial Accounting Department, ING Life Insurance - Director of Financial Accounting Department, Orange Life - Head of Accounting Team, Shinhan Life	-	-	-	0 year and 9 months	-
Dongseng Yeom	Male	July 1974	Managing Director	Non-Registered	Full- Time	HR Division Head	- B.A. in Economics, Kyung Hee University - Korea University MBA - Director, Planning Team, Human Resources Department, Citibank Korea - Head of Talent and Performance Management, Citibank Korea - Human Resources Director, Citibank Korea	-	-	-	0 years and 2 month	-

Yong Hyuk Lee	Male	September 1973	Managing Director	Non-Registered	Full- Time	CIO	- BA in Business Administration, Hanyang University - Master of Science in Financial Engineering, Korea Advanced Institute of Science and Technology - Head of the Securities Investment Division, Shinhan Life - Head of LDI Division, Shinhan Asset Management - General Manager, Operation Support Team, Shinhan Life - Director, Business Portfolio Department, Woori Financial Group	-	-	-	1 year and 0 months	-
Yoo Seok Lee	Male	June 1966	Managing Director	Non-Registered	Full- Time	Audit and Supervision	- Director of the Insurance Business Inspection Division, Financial Supervisory Service - Director of the Property and Casualty Insurance Inspection Bureau, Financial Supervisory Service - Financial Consumer Protection Bureau, Financial Field Communication Officer, Financial Supervisory Service - Full-Time Advisor, Hero Claims Adjustment	-	-	-	0 years 3 months	-

Un-geun Cho	Male	June 1964	Managing Director	Non-Registered	Full- Time	CCO	- Bachelor of Business Administration, Chonnam National University - Master of Business Administration, Yonsei University - S-MBA, Sungkyunkwan University - Director of the Insurance Products Supervision Bureau, Financial Supervisory Service - Chief Representative, China Representative Office (Beijing), Financial Supervisory Service - Director of the Gwangju-Jeonnam Regional Office of the Financial Supervisory Service - Professor, School of Finance, Soongsil University - Vice President, Geummyeong Hi-tech	-	-	-	0 year 6 months	-
Keun-yeong Choi	Male	March 1975	Managing Director	Non-Registered	Full- Time	Head of Management Innovation Division	- Bachelor of Laws, The University of Suwon - Master of Information Engineering, Ajou University - Ph.D. in Management Engineering, Konkuk University - Director of Strategic Planning Division, KB Life Insurance - Director, AIS Group, Deloitte Anjin LLC - Director of Management Innovation, ABL Life	-	-	-	1 month	-

Hojun Choi	Male	July 1971	Managing Director	Non-Registered	Full- Time	B2B Sales Division Head	- Bachelor of Arts in Psychology, Chungnam National University - Branch Manager of GA Seoul Business Division, Tongyang Life - President of the GA Seoul Business Unit, Tongyang Life	12,500	-	-	0 year 6 months	-
Moon-kyung Hwang	Male	April 1975	Managing Director	Non-Registered	Full- Time	Head of Business Division, Head of FC Sales Division	- Bachelor of Business Administration, Jeju National University - Team Leader, Management Team, Tongyang Life Insurance - Head of FC Headquarters, Tongyang Life - Chief Executive Officer, Tongyang Life Financial Services	2,486	-	-	0 year 6 months	-
Hyun-gak Jang	Male	March 1980	Executive Advisor Director- Level Executive	Non-Registered	Full- Time	CISO, CPO, Customer Information Manager, Credit Information Management and Protection Officer	- Bachelor of Science in Computer Engineering, Soonchunhyang University - Infrastructure Part Manager, Tongyang Life - Team Leader, Information Protection Team, Tongyang Life	-	-	-	0 year 6 months	-

Note 1) The number of shares owned excludes shares held in employee stock ownership association accounts

(2) Concurrent Executive Positions Held Between the Company and Its Affiliates (Registered Officers and Directors)

(Reference Date: July 2, 2026)

Individual Holding Concurrent Positions		Company in Which the Concurrent Position Is Held
Name	Position	Company Name	Position
Jung-Soo Lee	Other Non-Executive Director	Woori Financial Group Inc.	President

(3) Employee Status

(Reference Date: December 31, 2025)	(Unit: KRW million)

Employees										Non-Employee Workers			Remarks
Business Division	Gender	Number of Employees					Average Years of Service	Annual Salary Total Amount	Per Person Average Salary	Male	Female	Total
		Indefinite-Term Workers		Fixed-term Workers		Total
		Total	(Part- Time Employee)	Total	(Part- Time Employee)
Management Division	Male	223	1	15	3	238	11.5	26,636	112	156	238	394	-
Administrative Division	Female	202	-	6	1	208	13.1	17,771	85				-
Sales Division	Male	132	-	-	-	132	14.6	18,878	143				-
Sales Division	Female	255	-	-	2	255	21.7	25,919	102				-
Asset Management Division	Male	42	-	1	-	43	10.1	5,308	123				-
Asset Management Division	Female	30	-	-	-	30	11.0	2,673	89				-
Total		884	1	22	6	906	15.1	97,186	107				-

Note 1) Total salary is based on earned income as reported in the Statement of Earned Income Payment submitted to the competent tax office.

Note 2) Average salary per employee = Total annual salary / Number of employees

○	Total annual compensation, etc. is calculated based on employees in service at the end of the fiscal year
○	Fixed-term workers (part-time workers) are subject to the calculation of earned income on the earned income payment statement.

Note 3) Includes unregistered officers

Note 4) For mid-year hires, only the salary actually paid after the date of joining shall be counted toward the total salary amount.

(4) Status of Principal Shareholders

(Reference Date: July 2, 2026)	(Unit: share, %)

Name	Relationship	Share Class	Number of Shares Owned and Ownership Percentage				Remarks
			Beginning		Ending
			Number of Shares	Ownership Interest (%)	Number of Shares	Ownership Interest (%)
Woori Financial Group Inc.	Largest Shareholder	Common Shares	121,565,627	75.34	121,565,627	77.90	-
Woori Asset Management Co., Ltd.	Affiliates	Common Shares	184,000	0.11	0	0	Note 2
Total		Common Shares	121,759,627	75.46	121,565,627	77.90	-
		-	-	-	-	-	-

Note 1) Beginning: Jan. 1, 2026, Ending: July 2, 2026

Note 2) As a result of the cancellation of 5,296,004 treasury shares on April 30, 2026, the total number of outstanding shares decreased from 161,358,585 shares at the beginning of the period to 156,062,581 shares at the end of the period. Accordingly, Woori Financial Group Inc.’s ownership interest also changed.

Note 3) The 184,000 shares of Woori Asset Management Co., Ltd. were held pursuant to a discretionary investment management agreement with the National Pension Service.

B. Summary Financial Information for the Most Recent Three Fiscal Years and Independent Audit Status

(1) Consolidated Financial Statements Summary

(Unit: KRW million)

Description	As of the End of Q1, Fiscal Year 38 (Current Year)	As of the End of Fiscal Year 37 (Prior Year)	As of the End of Fiscal Year 36 (Two Years Prior)
Cash and Cash Equivalents	356,198	250,370	269,108
Financial Assets at FVPL	5,180,862	5,383,256	5,857,336
Financial Assets at FVOCI	22,414,696	22,837,835	20,037,393
Financial Assets at Amortized Cost	5,395,192	5,630,391	7,068,086
Derivative Assets Held for Hedging Purposes	1,423	28,071	92,073
Investments in Associates	-	-	51,643
Property and Equipment	107,520	91,039	91,013
Investment Property	300,041	296,135	307,249
Intangible Assets	26,135	27,796	18,705
Other Assets	295,886	353,662	304,752
Reinsurance Contract Assets	417,348	448,682	449,127
Total Assets	34,495,301	35,347,237	34,546,485
Insurance Contract Liabilities	26,584,371	28,145,079	28,221,456

Participating Insurance Contract Liabilities	2,754,159	2,925,871	3,069,774
Non-Participating Insurance Contract Liabilities	22,284,951	23,755,866	23,933,552
Variable Insurance Contract Liabilities	1,545,261	1,463,342	1,218,130
Reinsurance Contract Liabilities	8,874	9,656	11,136
Investment Contract Liabilities	3,647,159	3,702,749	3,469,088
Financial Liabilities	2,353,836	1,881,173	827,099
Other Liabilities	56,751	59,705	48,593
Total Liabilities	32,650,991	33,798,362	32,577,372
Capital Stock	806,793	806,793	806,793
Consolidated Capital Surplus	463,680	463,680	463,680
Hybrid Capital Securities	—	—	344,567
Consolidated Capital Adjustments	(116,906)	(116,906)	(60,260)
Accumulated Other Comprehensive Income (Loss)	(953,569)	(1,223,673)	(1,103,072)
Consolidated Retained Earnings	1,644,312	1,618,981	1,517,405
Non-Controlling Interests	—	—	—
Total Equity	1,844,310	1,548,875	1,969,113
Number of Consolidated Subsidiaries	1	1	1

Note 1) The financial information for the 36th fiscal year has been retrospectively adjusted as of the end of the 37th fiscal year to reflect the effect of the change in accounting policy resulting from the discontinuation of the non-compliant accounting practice.

Note 2) As described under “III. Financial Information — 2-1. Consolidated Statements of Financial Position,” the financial information for the 36th fiscal year has been retrospectively adjusted to reflect the effect of the change in accounting policy resulting from the discontinuation of the non-compliant accounting practice.

(2) Summary Separate Financial Statements

(Unit: (KRW million)

Description	As of the End of Q1, Fiscal Year 38 (Current Year)	As of the End of Fiscal Year 37 (Prior Year)	As of the End of Fiscal Year 36 (Two Years Prior)
Cash and Cash Equivalents	355,450	249,172	257,345
Financial Assets at FVPL	5,177,276	5,375,104	5,857,336
Financial Assets at FVOCI	22,414,696	22,837,835	20,037,393
Financial Assets at Amortized Cost	5,387,697	5,622,603	7,063,305
Derivative Assets Held for Hedging Purposes	1,423	28,071	92,073
Investments in Subsidiaries	—	—	70,000
Investments in Associates	—	—	51,643
Property and Equipment	85,300	75,685	78,146
Investment Property	310,586	306,742	315,291
Intangible Assets	25,877	27,532	18,346
Other Assets	285,757	343,832	286,844
Reinsurance Contract Assets	417,348	448,682	449,127
Total Assets	34,461,410	35,315,258	34,576,849
Insurance Contract Liabilities	26,584,371	28,145,079	28,221,456
Participating Insurance Contract Liabilities	2,754,159	2,925,871	3,069,774
Non-Participating Insurance Contract Liabilities	22,284,951	23,755,866	23,933,552
Variable Insurance Contract Liabilities	1,545,261	1,463,342	1,218,130
Reinsurance Contract Liabilities	8,874	9,656	11,136
Investment Contract Liabilities	3,649,785	3,705,358	3,469,088
Financial Liabilities	2,345,917	1,872,188	819,823
Other Liabilities	46,156	49,006	42,388
Total Liabilities	32,635,103	33,781,287	32,563,891
Capital Stock	806,793	806,793	806,793
Capital Surplus	463,680	463,680	463,680
Hybrid Capital Securities	—	—	344,567
Capital Adjustments	(116,906)	(116,906)	(60,260)
Accumulated Other Comprehensive Income (Loss)	(958,677)	(1,224,013)	(1,103,320)
Retained Earnings	1,631,417	1,604,417	1,561,498
Total Equity	1,826,307	1,533,971	2,012,958

Note 1) Accounting Method for Investments in Subsidiaries, Associates and Joint Ventures - Following the conversion to a wholly owned subsidiary, investments in subsidiaries, associates and joint ventures are accounted for in accordance with Korean IFRS No. 1027. Investments in subsidiaries are accounted for using the cost method, while investments in associates are accounted for using the equity method.

Note 2) The financial information for the 36th fiscal year has been retrospectively adjusted as of the end of the 37th fiscal year to reflect the effect of the change in accounting policy resulting from the discontinuation of the non-compliant accounting practice.

Note 3) As described under “III. Financial Information — 4-1. Statements of Financial Position,” the financial information for the 36th fiscal year has been retrospectively adjusted to reflect the effect of the change in accounting policy resulting from the discontinuation of the non-compliant accounting practice.

(3) Independent Audit of the Financial Statements

Fiscal Year	Report Type	Independent Auditor	Audit Opinion	Basis for Modified Opinion	Going Concern-Related	Emphasis of Matter	Key Audit Matters
Material Uncertainties
Fiscal Year 38, Q1 (2026 Q1)	Audit Report	KPMG Samjong Accounting	—	None	None	—	—
	Consolidated Audit Report	KPMG Samjong Accounting	—	None	None	—	—
Fiscal Year 37	Audit Report	KPMG Samjong Accounting	Unqualified Opinion	None	None	—	Mortality rate assumptions
Review of Appropriateness
	Consolidated AuditReport	KPMG Samjong Accounting	Unqualified Opinion	None	None	—	Mortality Assumptions
Review of Appropriateness
Fiscal Year 36	Audit Report	EY Han Young	Unqualified Opinion	None	None	Change in Accounting Policy	Mortality Assumptions
Review of Appropriateness
	Consolidated Audit Report	EY Han Young	Unqualified Opinion	None	None	Change in Accounting Policy	Mortality Assumptions
Review of Appropriateness
Fiscal Year 35	Audit Report	EY Han Young	Unqualified Opinion	None	None	Change in Accounting Policy	Mortality Assumptions
Review of Appropriateness
	Consolidated Audit Report	EY Han Young	Unqualified Opinion	None	None	Change in Accounting Policy	Mortality Assumptions
Review of Appropriateness

Note 1) With respect to the first quarter of the 38th fiscal year, the audit report and consolidated audit report referred to above mean the review report and consolidated review report, respectively.

Note 2) Based on the independent auditor’s review of the first quarter of the 38th fiscal year, nothing came to the auditor’s attention that caused the auditor to believe that the accompanying interim (consolidated) financial statements were not prepared, in all material respects, in accordance with Korean IFRS No. 1034, Interim Financial Reporting.

Note 3) All subsidiaries of the wholly owned subsidiary that were subject to audit received unqualified audit opinions from their independent auditors during the disclosure periods presented.

3. Form of the Share Exchange

A. Whether the Transaction Constitutes a Comprehensive Share Exchange

Woori Financial Group Inc. intends to make Tongyang Life Insurance Co., Ltd. a wholly owned subsidiary through a comprehensive share exchange.

B. Whether Small-Scale Share Exchange and Simplified Share Exchange Apply and Legal Basis Therefor

In the case of Woori Financial Group Inc., the Share Exchange satisfies the requirements for a small-scale exchange of shares under Article 360-10 of the KCC and, accordingly, the Share Exchange will be conducted in accordance with the small-scale exchange of shares procedure pursuant to the provisions set forth below. Accordingly, Woori Financial Group Inc. intends to proceed with the Share Exchange upon obtaining approval from its Board of Directors in lieu of approval by a general meeting of shareholders for the Share Exchange.

Meanwhile, as Tongyang Life Insurance Co., Ltd. does not satisfy the requirements for a simplified share exchange under Article 360-9 of the KCC, it intends to obtain approval for the share exchange through an extraordinary general meeting of shareholders.

ø Article 360-10 of the Korean Commercial Code (KCC) (Small-Scale Share Swaps)

① Where the total number of new shares issued and treasury shares transferred for a share swap by a company becoming a wholly owning parent company does not exceed ten percent of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders under the provision of Article 360-3 (1) of the relevant company may be substituted by the approval of the Board of Directors. Provided, That the foregoing shall not apply where the money or other assets to be provided to the shareholders of the company becoming a wholly owned subsidiary has been determined and the value thereof exceeds five percent of the value of the current net assets of the company becoming a wholly owning parent company on its final balance sheet provided for in Article 360-4 (1) 3.

ø Article 360-9 of the Korean Commercial Code (KCC) (Simplified Share Swaps)

① In cases where all the shareholders of a company becoming a wholly owned subsidiary give their consent or where a company becoming a wholly owning parent company owns at least 90 percent of the total number of issued and outstanding shares of the company becoming the wholly owned subsidiary, the approval of a general meeting of shareholders of the company becoming the wholly owned subsidiary may substitute for the approval of the Board of Directors.

C. Matters concerning the listing plan of the surviving company following the comprehensive share exchange

Woori Financial Group Inc., which will become the wholly-owning parent company following the share exchange, is a corporation listed on the securities market as of the date of filing of this registration statement and is expected to maintain its status as a listed corporation on the securities market after the comprehensive share exchange. Tongyang Life Insurance Co., Ltd., which will become a wholly owned subsidiary following the comprehensive share exchange, is scheduled to be delisted on August 31, 2026. However, the scheduled delisting date is an estimated schedule as of the date of filing the securities registration statement and is subject to change through consultation with the relevant authorities.

D. Special Matters Regarding the Method of the Comprehensive Share Exchange

(1) Small-Scale Share Exchange for Wholly Owning Parent Company

In the case of Woori Financial Group Inc., as the transaction is being conducted pursuant to the small-scale share exchange procedure under Article 360-10 of the KCC, dissenting shareholders’ appraisal rights in connection with the share exchange are not available.

However, pursuant to Article 360-10(5) of the KCC and Article 62-2(2) of the FHCA, if a shareholder holding at least twenty percent (20%) of the total number of issued shares of Woori Financial Group Inc. notifies Woori Financial Group Inc. of its objection to the small-scale share exchange within seven (7) days from the date on which Woori Financial Group Inc. publicly announces or notifies shareholders of its intention to proceed with the small-scale share exchange pursuant to Article 360-10(4) of the KCC, Woori Financial Group Inc. shall no longer be able to proceed with this Share Exchange by way of the small-scale share exchange procedure. As of the filing date of the Registration Statement, shareholders who notified their objection to proceeding by way of small-scale share exchange did not reach 20 percent of the total number of issued shares; accordingly, this Share Exchange is being conducted as a small-scale share exchange.

ø Article 360-10 of the KCC (Small-Scale Share Swaps)

(5) In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of a company becoming a wholly owning parent company notifies the company in writing of his/her intent to oppose to the share swap under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the share swap under this Article shall not be made.

Article 62-2 of the FHCA (Special Cases for Stock Swaps and Stock Transfers)

(2) In the application of the KCC with respect to a stock swap or stock transfer in order to establish a financial holding company (including cases where a financial holding company, etc. newly include a subsidiary or second-tier subsidiary; hereafter the same shall apply in this Article) or to own all the stocks of the existing subsidiary or second-tier subsidiary,...(omitted)... “when the intent to oppose stock swap is notified” in Article 360-10 (5) of the said Act shall be deemed “when the intent to oppose stock swap is notified within seven days from the notice or public announcement under paragraph (4)”; (omitted)

(2) Shortening of Share Exchange Schedule

This Share Exchange may be conducted with shortened timeframes for certain procedures under the KCC by applying the special provisions on share exchange set forth in Article 62-2 of the FHCA. In this regard, with respect to the public announcement of the record date for eligible shareholders, Article 62-2 of the FHCA provides that such announcement may be made seven days prior to the record date.

However, as Woori Financial Group Inc. is listed on the NYSE and is therefore required to make a public announcement ten (10) days prior to the record date in accordance with NYSE listing requirements, the Company has designated May 6, 2026, being at least ten (10) days after the date of the Board of Directors’ resolution on April 24, 2026, as the record date for determining shareholders entitled to exercise their right to dissent from the small-scale share exchange. In order to enhance the stability of the implementation process of the Share Exchange, the record date for determining shareholders entitled to participate in the general meeting of shareholders of Tongyang Life Insurance Co., Ltd. for approval of the Share Exchange has also been set as May 6, 2026.

All other procedures will be conducted in accordance with the special provisions under the KCC and the FHCA. For details of the special provisions under the FHCA, please refer to the following.

[Comparison of Schedules under the KCC and the FHCA]

Report Type	Korean Commercial Code (KCC)	Special Provisions under the Financial Holding Companies Act (FHCA)
Announcement of record date and shareholder registry closing period	Two weeks prior to the closure period/record date	7 days prior
Public notice of small-scale/simplified share exchange for the wholly owning parent / wholly owned subsidiary	Within two weeks from the date of execution of the Share Exchange Agreement	Within 7 days
Notice of Dissent to small-scale/simplified share exchange by shareholders of company becoming wholly-owning parent company/subsidiary	Within two weeks from the date of public notice of a small-scale/simplified share exchange	Within 7 days
Public notice of the invalidation procedure of the share certificate	One month prior to the share exchange date	5 days prior
Purchase of shares subject to dissenting shareholders’ appraisal rights	Within two months from the end date of the appraisal rights exercise period	Within one month

Note) The special provisions under Article 62-2, Paragraph 2 of the FHCA shall apply to both the financial holding company and its subsidiaries that are parties to a comprehensive share exchange.

The relevant provisions of Article 62-2, Paragraph 2 of the FHCA and Articles 354, 360-5, 360-8, 360-10, and 374-2 of the KCC are set forth below.

ø Article 62-2 of the FHCA (Special cases for stock swaps and stock transfers)

(2) In the application of the KCC with respect to a stock swap or stock transfer in order to establish a financial holding company (including cases where a financial holding company, etc. newly include a subsidiary or second-tier subsidiary; hereafter the same shall apply in this Article) or to own all the stocks of the existing subsidiary or second-tier subsidiary, “two weeks” in the main clause of Article 354 (4), Article 360-4 (1) other than each subparagraph, Article 360-5 (2), the main clause of Article 360-9 (2), Article 360-10 (4), provisions, with the exception of the subparagraphs, of Article 360-17 (1), and the main clause of Article 363 (1) of the said Act shall be deemed “seven days”, respectively; “20 days” in Article 360-5 (1) and (2) of the said Act shall be deemed “ten days”, respectively; “one month prior to” in provisions, with the exception of the subparagraphs, of Article 360-8 (1) of the said Act shall be deemed “five days prior to”; “when the intent to oppose stock swap is notified” in Article 360-10 (5) of the said Act shall be deemed “when the intent to oppose stock swap is notified within seven days from the notice or public announcement under paragraph (4)”; “within a period determined in excess of one month” in Article 360-19 (1) 2 of the said Act shall be deemed “within a period determined for at least five days”; and “within two months” in Article 374-2 (2) of the said Act shall be deemed “within one month”.

ø Article 354 of the KCC (Closure of Register of Shareholders and Record Date)

(4) If a company has determined the period or the date mentioned in paragraph (1), it shall give a public notice two weeks prior to such period or date:

Provided, That this shall not apply where such period or date has been designated by the articles of incorporation.

ø Article 360-5 of the KCC (Appraisal Rights of Dissenting Shareholders)

② Shareholders who have given a written notice to the company of their intents to oppose to the share swap within two weeks from the date of public notice or notification under Article 360-9 (2) may make a written request to the company for the purchase of shares owned by themselves, indicating the classes and number of such shares, within 20 days of the expiration of such period.

③ The provisions of Article 374-2 (2) through (5) shall apply mutatis mutandis to requests for purchase under paragraphs (1) and (2).

ø Article 360-8 of the KCC (Procedures for Invalidation of Share Certificates)

① A company becoming a wholly owned subsidiary due to a share swap shall, where its general meeting of shareholders has made an approval under Article 360-3 (1), give a public notice on the following matters one month before the date of share swap, and notify the shareholders listed in the register of shareholders and the pledgees, respectively:

1. The purport of an approval under Article 360-3 (1);

2. The purport that the share certificates shall be submitted to the company by the day preceding the date of share swap;

3. The purport that the share certificates shall become invalidated on the date of share swap.

ø Article 360-10 of the KCC (Small-Scale Share Swaps)

④ A company becoming a wholly owning parent company shall give a public notice on the business title and the head office of the company becoming a wholly owned subsidiary, the date of share swap and the purport that a share swap is to be made without obtaining an approval under Article 360-3 (1), or notify it to the shareholders, within two weeks of the preparation of a share swap agreement.

⑤ In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of a company becoming a wholly owning parent company notifies the company in writing of his/her intent to oppose to the share swap under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the share swap under this Article shall not be made.

ø Article 374-2 of the KCC (Appraisal Rights of Dissenting Shareholders)

② Where the company receives a request under paragraph (1), the relevant company shall purchase the shares within two months from the expiration of a period during which a request for purchase can be made (hereafter in this Article referred to as “period during which a request for purchase can be made”) under the aforesaid paragraph.

E. Matters concerning the company becoming the wholly owning parent company and the company becoming the wholly owned subsidiary after the comprehensive share exchange

(Reference Date: July 2, 2026)

Description	Company Becoming the Wholly-Owning Parent Company	Company Becoming a Wholly-Owned Subsidiary
Company Name	Woori Financial Group Inc.	Tongyang Life Insurance Co., Ltd.
Principal place of business	51, Sogong-ro, Jung-gu, Seoul, Korea	33, Jongno, Jongno-gu, Seoul, Korea
Current Listing Status	Listed company on the Korea Securities Market	Listed company on the Korea Securities Market
Subsidiaries currently held

Woori Bank Co., Ltd. (100% equity)

Woori Card Co., Ltd. (100% equity)

Woori Financial Capital Co., Ltd. (100% equity)

Woori Venture Partners Co., Ltd. (100% equity)

Woori Asset Trust Co., Ltd. (100% equity)

Woori Asset Management Co., Ltd. (100% equity)

Woori Financial Savings Bank Co., Ltd. (100% equity)

Woori Credit Information Co., Ltd. (100% equity)

Woori Fund Service Co., Ltd. (100% equity interest)

Woori Private Equity Asset Management Co., Ltd. (100% equity)

Woori FIS Co., Ltd. (100% equity)

Woori Financial Management Research Institute (100% equity)

Woori Financial F&I (100% equity interest)

Woori Investment & Securities Co., Ltd. (equity interest: 99.9%)

ABL Life Insurance Co., Ltd. (100% equity)

Tongyang Life Insurance Co., Ltd. (equity interest: 77.9%)

Tongyang Life Financial Services (100% equity interest)

4. Timeline

A. Progress Status

•	April 24, 2026: Board Resolution Approving Execution of Share Exchange Agreement for Comprehensive Share Exchange

•	April 29, 2026: Execution of a Share Exchange Agreement for a Comprehensive Share Exchange

•	6 May 2026: Record date for determining shareholders entitled to submit notice of dissent to the share exchange

•	14 May 2026: Filing of the Securities Registration Statement

B. Key Dates

The Comprehensive Share Exchange will be carried out pursuant to Article 62-2 of the FHCA, Article 165-4 of the FSCMA, Article 176-6 of its Enforcement Decree, and Articles 360-2 through 360-14 of the KCC.

In the case of Woori Financial Group Inc., the Share Exchange is being conducted as a small-scale share exchange. Accordingly, approval by the Board of Directors is substituted for approval at a shareholders’ meeting, and appraisal rights are not available to the shareholders of Woori Financial Group Inc.

Pursuant to Article 360-10(5) of the KCC and Article 62-2(2) of the FHCA, if shareholders holding at least 20% of the total issued and outstanding shares of Woori Financial Group Inc. notify their opposition within seven days from the date of public notice or shareholder notification regarding the simplified share exchange under Article 360-10(4) of the KCC, Woori Financial Group Inc. may not proceed with the small-scale share exchange procedure and may terminate or amend the share exchange agreement through a written agreement with Tongyang Life Insurance Co., Ltd. As of the date of submission of this Securities Registration Statement, shareholders representing 20% or more of the total issued and outstanding shares have not expressed opposition; therefore, the Share Exchange is being conducted under the small-scale share exchange procedure.

Tongyang Life Insurance Co., Ltd. does not satisfy the requirements for a simplified share exchange under Article 360-9 of the KCC and therefore intends to obtain approval for the share exchange through an extraordinary general meeting of shareholders. Dissenting shareholders of Tongyang Life Insurance Co., Ltd. will be granted appraisal rights.

	Description	Woori Financial Group Inc.	Tongyang Life Insurance Co., Ltd.
	Board of Directors Approving Execution of the Share Exchange Agreement	April 24, 2026	April 24, 2026
	Public notice of record date for determining entitled shareholders	April 24, 2026	April 24, 2026
	Share Exchange Agreement Date	April 29, 2026	April 29, 2026
	Record date for determining entitled shareholders	May 6, 2026	May 6, 2026
	Notice of Small-Scale Share Exchange	May 6, 2026	-
Period for Receipt of Notice of Objection to Small-Scale Share Exchange/Comprehensive Share Exchange	Commencement Date	May 6, 2026	April 24, 2026
	Termination Date	May 13, 2026	July 23, 2026
	Date of Board of Directors Meeting/general meeting of shareholders in Lieu of general meeting of shareholders for Approval of Share Exchange	July 24, 2026	July 24, 2026
Period for Exercise of Appraisal Rights	Commencement Date	-	July 24, 2026
	Termination Date	-	August 3, 2026
	Public Notice and Notification of Share Certificate Invalidation and Submission of Old Share Certificates	-	August 4, 2026
	Period for Submission of Old Share Certificates	-	-
	Tongyang Life Insurance Co., Ltd. Trading Suspension Period	-	August 7, 2026 ~ August 28, 2026
	Scheduled payment date for appraisal rights	-	August 7, 2026
	Share Exchange Date (the date on which the share exchange is to be effected)	August 11, 2026	August 11, 2026
	Scheduled date of listing of new shares	August 31, 2026	-
	Date of scheduled delisting	-	August 31, 2026

Note 1) In the case of Woori Financial Group Inc., as this Share Exchange constitutes a small-scale share exchange, it shall be effected by resolution of the Board of Directors in lieu of approval by a general meeting of shareholders, and accordingly, shareholders of Woori Financial Group Inc. shall not be entitled to appraisal rights.

Note 2) In the case of Tongyang Life Insurance Co., Ltd., shareholder approval at a general meeting of shareholders is required for the ordinary share exchange, and shareholders of Tongyang Life Insurance Co., Ltd. shall be granted appraisal rights.

Note 3) The above schedule is an estimated schedule as of the filing date of the securities registration statement; however, certain contents may be amended during the review process by the relevant authorities, and any changes to material matters closely related to investment decisions may result in modifications to the anticipated schedule. That is to say, investors are advised to note that the schedule and related matters may be subject to change through consultations with relevant authorities or agencies, review procedures, and negotiations between the contracting parties.

Note 4) With respect to shares acquired by Tongyang Life Insurance Co., Ltd. through the exercise of appraisal rights by dissenting shareholders (the exact number of which cannot be determined as of the date of submission of this Securities Registration Statement), Woori Financial Group Inc. shares will be issued as consideration. Pursuant to Article 342-2 of the KCC and Article 62-2 of the FHCA, such shares will be disposed of within three years from the date of acquisition. The Company will disclose relevant details, including changes in the schedule and the number of shares acquired through appraisal rights, in accordance with applicable disclosure regulations once determined.

5. Conditions Precedent to the Share Exchange

The Comprehensive Share Exchange Agreement dated April 29, 2026, entered into between Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. (the “Share Exchange Agreement”), becomes effective upon execution. However, if any of the following events occur, the agreement shall, without any separate action by the parties, become retroactively void, or may be amended or terminated by mutual written agreement of the parties. As of the filing date of the Registration Statement, shareholders who have notified their objection to proceeding by way of a small-scale share exchange do not hold 20 percent of the total number of issued shares; accordingly, the Share Exchange is proceeding as a small-scale share exchange.

A. Events Causing Invalidity of the Share Exchange Agreement

If the resolution approving the Share Exchange Agreement is rejected at either the Board of Directors of Woori Financial Group Inc. acting in lieu of a shareholders’ meeting or the extraordinary general meeting of shareholders of Tongyang Life Insurance Co., Ltd., the Share Exchange Agreement shall automatically become retroactively void without any separate action by the parties, and the comprehensive share exchange shall be terminated.

B. Events for Amendment or Termination of the Share Exchange Agreement

The Share Exchange Agreement may be amended or terminated upon the occurrence of the following events:

[The Share Exchange Agreement]

Article 14 (Article 14 Amendment and Termination)

(1) If, after the execution of this Agreement and prior to the Share Exchange Date, any unavoidable circumstances render it impracticable to maintain this Agreement, including those due to changes in the external environment, including the capital markets, the Parties may terminate this Agreement by written agreement, and the authority to agree to any such termination shall be delegated to the Representative Director of each Party.

(2) If, after the execution of this Agreement and prior to the Share Exchange Date, any matter relating to the terms and conditions of this Agreement is found to be in violation of applicable laws or accounting standards, the Parties may amend this Agreement by written agreement so as to comply with such laws or accounting standards, and the authority to agree to any such amendment shall be delegated to the Representative Director of each Party.

(3) If, after the execution of this Agreement and prior to the Share Exchange Date, any of the following events occurs, the relevant Party may terminate this Agreement as set forth below or amend this Agreement through consultation with the other Party; for the avoidance of doubt, this Agreement may not be terminated after the Share Exchange Date:

1. If any shareholder holding 20% or more of the total number of issued shares of WFG gives written notice to WFG of its dissent to the Share Exchange pursuant to Article 360-10(5) of the KCC and Article 62-2(2) of the FHCA, by written notice from WFG, unless WFG resolves pursuant to the proviso of Article 5(1) of this Agreement, to proceed with the Share Exchange by way of applicable procedures for an ordinary share exchange;

2. If there is a material adverse change in the assets, liabilities, or management conditions of either Party (including the commencement of bankruptcy, insolvency, or rehabilitation proceedings), by written notice from the other Party;

3. If any governmental approvals or permits required in connection with the Share Exchange become definitively unobtainable, if the Share Exchange results in a material and incurable violation of law, or if any other grounds arise, that renders the continued existence of this Agreement untenable, by written notice from either Party; or

4. If the aggregate purchase price payable by Tongyang to its shareholders in connection with the exercise of appraisal rights exceeds Korean Won 200 billion (such aggregate purchase price to be determined based on the amount calculated in accordance with the FSCMA and the regulations thereunder), by written notice from Tongyang.

(4) The Parties may enter into one or more separate agreements with respect to any matter requiring additional agreement for the Share Exchange, and any such separate agreement shall be deemed part of this Agreement.

(5) If any of the terms and conditions of the Share Exchange, including the Exchange Ratio, are changed, the Parties shall execute an agreement confirming such change, and such agreement shall be deemed a part of this Agreement.

(6) If this Agreement is terminated or amended pursuant to this Article, or loses its effect pursuant to the proviso of Article 13, neither the Parties nor their shareholders, officers, employees, agents, or other representatives shall have any liability to the other Party under this Agreement or in connection with the Share Exchange.

(7) If this Agreement is terminated pursuant to this Article, this Agreement shall cease to have effect; provided, however, that the provisions of this Article and Articles 12 and 15 shall remain in full force and effect.

C. Nullification of the effect of the exercise of appraisal rights upon suspension of the Share Exchange procedure

If the Comprehensive Share Exchange Agreement is rendered void or terminated due to the occurrence of the events described in Sections A. and B. above, and the comprehensive share exchange procedure is thereby discontinued, the effect of any exercised appraisal rights shall also be nullified. In such case, Tongyang Life Insurance Co., Ltd. shall not acquire any shares for which appraisal rights have been exercised.

D. Requirements for a resolution at the general meeting of shareholders concerning the share exchange of the Company

•	Woori Financial Group Inc.

In the case of Woori Financial Group Inc., the Share Exchange will be carried out as a small-scale share exchange pursuant to Article 360-10 of the KCC. Accordingly, the transaction will be approved by the Board of Directors in lieu of a shareholders’ meeting under Article 360-3(1) of the KCC.

However, pursuant to Article 360-10(5) of the KCC and Article 62-2(2) of the FHCA, if a shareholder holding 20% or more of the total number of issued shares of Woori Financial Group notifies Woori Financial Group of its objection to the small-scale share exchange within seven (7) days from the date on which Woori Financial Group publicly announces or notifies shareholders of its intention to proceed with a small-scale share exchange pursuant to Article 360-10(4) of the KCC, Woori Financial Group may not proceed with the small-scale share exchange procedure, and the Share Exchange Agreement may be terminated by written agreement with Tongyang Life Insurance or the small-scale share exchange procedure may be converted into a comprehensive share exchange procedure through separate agreement between the parties. As of the filing date of the Registration Statement, shareholders who have notified their objection to proceeding by way of a small-scale share exchange do not hold shares reaching 20 percent of the total number of issued shares; accordingly, this Share Exchange is proceeding by way of a small-scale share exchange.

•	Tongyang Life Insurance Co., Ltd.

Tongyang Life Insurance Co., Ltd. does not satisfy the requirements for a simplified share exchange under Article 360-9 of the KCC and therefore intends to obtain approval of the share exchange agreement at an extraordinary general meeting of shareholders.

[The Share Exchange Agreement]

Article 5 (Approval of Share Exchange)

① Pursuant to Article 360-10 of the KCC governing small-scale share exchanges,

WFG shall convene a meeting of its Board of Directors on July 24, 2026, to approve the Share Exchange, which shall be in lieu of the general meeting of shareholders under Article 360-3(1) of the KCC; provided, however, that if any shareholder holding at least 20% of the total number of issued shares of WFG notifies WFG in writing, within seven (7) days from the date of notice or public announcement of the small-scale share exchange pursuant to Article 360-10(4) of the KCC and Article 62-2(2) of the FHCA, of its intention to dissent to the Share Exchange, WFG may proceed with the Share Exchange as an ordinary share exchange in accordance with Article 360-3(1) of the KCC, in which case the Parties shall convene an extraordinary general meeting of shareholders on a separately agreed schedule pursuant to Paragraph (3) below to approve the Share Exchange.

② Pursuant to Article 360-3(1) of the KCC, Tongyang shall hold a general meeting of shareholders on July 24, 2026, to approve the Share Exchange.

③ Notwithstanding Paragraphs (1) and (2) above, the Parties may change the aforementioned dates by mutual agreement if reasonably necessary to obtain any regulatory approval, permit, filing, or other government authorization; to accommodate any review of securities registration statements by domestic and foreign authorities; upon occurrence of any event referred to in the proviso of Paragraph (1) above; or for any other reason reasonably requiring, inter alia, an adjustment to the Share Exchange schedule. The authority to agree to any such change shall be delegated to the Representative Director of each Party.

Article 13 (Article 13 Effectiveness)

This Agreement shall become effective upon execution; provided, however, that if it is determined that approval of WFG’s Board of Directors (or, in the case of the proviso to Article 5(1) above, the general meeting of shareholders) or Tongyang’s general meeting of shareholders under Article 5 above cannot be obtained, this Agreement shall retroactively cease to have effect without further action by the Parties.

6. Regulations or Special Provisions under Relevant Statutes

There are no permits, licenses, or approvals required to be obtained in advance for the Share Exchange. However, in the case of the Registration Statement for the Share Exchange, certain content may be amended during the public disclosure review process, and accordingly, the anticipated schedule may be subject to change. In addition, prior consultations with governmental authorities and relevant institutions are required in relation to certain matters arising from the Share Exchange, including the delisting of Tongyang Life Insurance Co., Ltd. and the listing of the newly issued shares. The timeline may be subject to change as a result of such consultations. Where the schedule is modified due to consultations with governmental authorities or relevant institutions, or due to review processes, the schedule may be adjusted by mutual agreement between Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., as set forth in the Share Exchange Agreement approved by their respective boards of directors. The authority to make such agreement has been delegated to the respective Representative Director of both companies.

Although no prior approvals are required for the Share Exchange itself, following completion of the transaction, Woori Financial Group Inc. must file a report on securities issuance results with the Financial Services Commission (Articles 2-19 and 5-15 of the Regulation on Issuance, Public Disclosure, etc. of Securities). In addition, pursuant to the FSCMA, Woori Financial Group Inc. must submit a report on large shareholding status (Article 147) to the Financial Services Commission and the Korea Exchange, as well as a report on shareholding status of executives and major shareholders of specific securities (Article 173) to the Securities and Futures Commission and the Korea Exchange. Furthermore, Woori Financial Group Inc. must register changes to paid-in capital, in accordance with Article 317(2)(ii), (iii), and (iv), Article 183 of the KCC, and Article 146 of the Regulations on Commercial Registration.

Following the Share Exchange, Tongyang Life Insurance Co., Ltd. shall submit to the Financial Services Commission a report on the completion of merger, etc. (comprehensive exchange of shares) (Articles 2-19 and 5-15(5) of the Regulations on Issuance and Disclosure of Securities), and shall, without delay following the Share Exchange, submit to the Exchange a report on changes in share ownership by the largest shareholder, etc. in accordance with the Securities Market Listing Regulations. Provided, however, that where the reporting obligation under Article 147 or Article 173 of the FSCMA with respect to the same change in shareholding falls within two (2) days from the date on which the relevant event occurs, the above-mentioned report on changes in share ownership need not be submitted to the Exchange (Article 83 of the Securities Market Listing Regulations). Furthermore, pursuant to Article 130 of the Insurance Business Act, an insurance company is required to report to the Financial Services Commission within five (5) days from the date on which the cause arises if the total number of shares held by a major shareholder changes by one percent (1%) or more of the total number of issued shares with voting rights; accordingly, Tongyang Life Insurance must report such change within five (5) days from the date of the Share Exchange.

For special provisions regarding the timeline under Article 62-2 of the FHCA, please refer to Section “3. Form of the Share Exchange – D. Special Matters Regarding the Method of the Comprehensive Share Exchange,” (2) Shortening of Share Exchange Schedule, and Section “4. Timeline” above. For matters relating to appraisal rights, please refer to Section “VII. Appraisal Rights” below.

In addition, if a company effecting a share exchange pursuant to Article 62-2(4) of the FHCA, or a shareholder holding 30 percent or more of the shares for which appraisal rights have been exercised objects, objects to the share repurchase price calculated in accordance with Article 62-2(3) of the FHCA, Article 33-2(1) of the Enforcement Decree of the same Act, Article 165-5 of the FSCMA, and Article 176-7(3)(i) of the Enforcement Decree of the same Act, such company or shareholder may apply to the Financial Services Commission for an adjustment of the purchase price no later than ten days prior to the payment of appraisal rights, or, in accordance with Article 360-5(3) and Article 374-2(4) and (5) of the KCC, if the company or the shareholder demanding purchase objects to such purchase price, may petition the court for a determination of the purchase price. However, with respect to whether such a petition for judicial determination is available, it should be noted that there is a possibility that courts may interpret Article 62-2(3) of the FHCA differently.

A portion of the registered common shares of Woori Financial Group Inc. is listed on the NYSE in the form of American Depositary Receipts, and the voting rights with respect to such holdings are vested in the respective holders of the American Depositary Receipts. Woori Financial Group Inc. will file disclosure materials regarding this Share Exchange with the U.S. Securities and Exchange Commission (SEC) in accordance with applicable disclosure requirements.

II. Consideration for the Comprehensive Share Exchange or Transfer and Basis for Calculation

1. Share Exchange Ratio

		(Unit: KRW)
Description	Company to Become the Wholly- Owning Parent Company (Woori Financial Group Co., Ltd.)	The company to become a wholly owned subsidiary (Tongyang Life Insurance Co., Ltd.)
Base Share Price	34,589	8,720
- Discount or premium rate	0%	0%
Average of Asset Value and Earnings Value	—	—
- Asset Value	—	—
- Earnings Value	—	—
Exchange Price (per share)	34,589	8,720
Exchange Ratio	1	0.2521056
Relative Value	—	—

* The exchange ratio between Woori Financial Group Inc. common shares and Tongyang Life Insurance Co., Ltd. common shares has been determined as 1: 0.2521056. Accordingly, as of the share exchange date (scheduled for August 11, 2026), each holder of common shares recorded in the shareholder registry of Tongyang Life Insurance Co., Ltd. (excluding Woori Financial Group Inc., but including treasury shares acquired by Tongyang Life Insurance Co., Ltd. as a result of dissenting shareholders exercising appraisal rights) will receive 0.2521056 common shares of Woori Financial Group Inc. per one common share of Tongyang Life Insurance Co., Ltd.

2. Basis for Calculation

As both Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. are listed companies, the exchange ratio has been determined based on the reference market price calculated in accordance with Article 165-4 of the FSCMA, Article 176-6(2) and Article 176-5(1)(i) of its Enforcement Decree, and thereafter calculated based on such reference prices.

ø Article 165-4 of the FSCMA(Special cases concerning mergers)

(1) A stock-listed corporation shall comply with the guidelines, such as requirements and methods prescribed by Presidential Decree, if it intends to engage in any of the following activities (hereafter in this Article referred to as “merger, etc.”):

1. Merger with another corporation;

2. Acquisition or transfer of essential business or assets prescribed by Presidential Decree;

3. All-inclusive swap or transfer of stocks;

4. Split-off, or split and merger.

② Where a stock-listed corporation intends to conduct a merger, etc. with another company, it shall undergo the assessment of the merger price, etc. and other matters prescribed by Presidential Decree, by a specialized assessment institution (hereafter in this Article and Article 165-18, referred to as “external assessment institution”), as prescribed by Presidential Decree for the protection of investors and sound trading practices.

③ Where the assessment result of a merger, etc. conducted by an external assessment institution is deemed significantly insufficient, or where it is likely to undermine the protection of investors or sound trading practices in circumstances prescribed by Presidential Decree, the Financial Services Commission may limit the services of assessment pursuant to paragraph (2).

④ The scope of external assessment institutions, methods for limiting assessment services under paragraph (3) and other relevant matters shall be prescribed by Presidential Decree.

ø Article 176-6 of the Enforcement Decree of the FSCMA (Requirements, methods for business acquisition or transfer)

① “Acquisition or transfer of material business or asset prescribed by Presidential Decree” in Article 165-4(1)2 of the Act means those falling under any of the subparagraphs of Article 171(2).

② Article 176-5(1) (Article 176-5(1)2b shall apply where the merger value is calculated with respect to a portion subject to the merger of a corporation to be split) shall apply mutatis mutandis to all-inclusive swap or transfer of stocks under Article 165-4(1)3 of the Act and split and merger under Article 165-4(1)4 of the Act; provided, the same shall not apply where the stock-listed corporation becomes a complete subsidiary on its own as a result of the all-inclusive transfer of stocks.

③ Where a company intends to carry out any of the following transactions under Article 165-4(1) of the Act: acquisition or transfer of material business or assets under subparagraph 2; comprehensive share exchange or comprehensive transfer under subparagraph 3 (limited to cases where a non-listed company is included among the companies becoming a wholly owned subsidiary under Articles 360-2 and 360-15 of the KCC, or where the wholly owning parent company becomes a non-listed company); or a spin-off merger under subparagraph 4, the company shall obtain an evaluation from an external valuation institution regarding the consideration for such transaction, namely the transfer price of the business or assets, the exchange ratio for the share exchange, the exchange ratio for the comprehensive share transfer, or the merger ratio (excluding external valuation institutions that are restricted from performing valuation of mergers pursuant to Article 176-5(9) and (10)). However, an external valuation may be omitted in any of the following cases:

1. In cases of acquisition or transfer of material assets where the necessity of external valuation is limited, such as securities transactions through a securities market or asset auctions, as prescribed and publicly notified by the Financial Services Commission; and

2. In cases of acquisition or transfer of material business or assets, comprehensive share exchanges, comprehensive share transfers, or spin-off mergers between companies listed on the KONEX market and non-listed companies.

④ With respect to acquisition or transfer of material business or assets under Article 165-4(1)(ii), comprehensive share exchanges and comprehensive share transfers under Article 165-4(1)(iii), and spin-offs or spin-off mergers under Article 165-4(1)(iv), Articles 176-5(11) through (13) shall apply mutatis mutandis.

ø Article 176-5 of the Enforcement Decree of the FSCMA (Requirements, methods of merger))

(1) Where a listed company intends to merge with another company, it shall adopt the merger value calculated by any of the following methods. In such cases, when the stock-listed corporation is unable to calculate the price referred to in subparagraph 1 or the main clause of subparagraph 2a, the price referred to in subparagraph 2b shall apply.

1. In cases of a merger between stock-listed corporations, the value (hereafter referred to as “standard market price” in this Article) computed by discounting or adding up to 30/100 (10/100 in cases of a merger between a special purpose acquisition company which is a listed corporation and another corporation ) of the average of the following closing prices (referring to the closing prices formed in the securities market; hereafter the same shall apply in this paragraph), counted from the day preceding the earlier of the date the Board of Directors passes a resolution for the merger or the date of concluding the merger contract. In such cases, the average closing price referred to in item a or b shall be calculated by the weighted average of the closing prices by trading volume:

A. Average closing price for the most recent one month; provided, when any ex-dividend or ex-right exists during the period for calculation and the period from the date such ex-dividend or ex-right occurs to the initial date of calculation is not less than seven days, the average closing price during such period;

B. Average closing price for the most recent one week;

C. The most recent closing price;

Furthermore, pursuant to Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree of the FSCMA, the value calculated by the above method may be adjusted within a range of up to 30% (or up to 10% in the case of share exchanges between affiliated companies) by way of discount or premium. However, both parties have reviewed and mutually agreed not to apply any discount or premium adjustment.

A. Company to become the Wholly-Owning Parent Company: Woori Financial Group Inc.

Description	Period	Amount (KRW)
Volume-weighted average closing price for the most recent 1 month	March 24, 2026 - April 23, 2026	33,607
Volume-weighted average closing price for the most recent 1 week (B)	April 17, 2026 - April 23, 2026	35,310
Closing Price on the Most Recent Date (C)	April 23, 2026	34,850
Share Exchange Ratio {D= (A+B+C)/3}	—	34,589

Note) The base share price is calculated (using as the base date the previous trading day (April 23, 2026), which is the day immediately preceding the board resolution date for the share exchange (April 24, 2026)) as the arithmetic average of

(i) the volume-weighted average closing price for the most recent one-month period, (ii) the volume-weighted average closing price for the most recent one-week period, and (iii) the most recent closing price,, i.e., [(i + ii + iii) ÷ 3].

Meanwhile, for purposes of calculating the base share price, the closing prices and trading volumes for the one-month period calculated retroactively from April 23, 2026, as the base date, are as follows:

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price x Trading Volume (KRW)
March 24, 2026	32,300	1,562,406	50,465,713,800
March 25, 2026	33,000	2,063,946	68,110,218,000
March 26, 2026	33,200	1,583,232	52,563,302,400
March 27, 2026	33,600	1,360,207	45,702,955,200
March 30, 2026	32,450	1,224,699	39,741,482,550
March 31, 2026	32,050	2,204,580	70,656,789,000
April 1, 2026	32,900	2,531,585	83,289,146,500
April 2, 2026	32,200	1,989,462	64,060,676,400
April 3, 2026	31,950	909,257	29,050,761,150
April 6, 2026	32,400	1,035,756	33,558,494,400
April 7, 2026	31,850	1,647,540	52,474,149,000
April 8, 2026	33,400	2,200,076	73,482,538,400
April 9, 2026	33,100	1,857,222	61,474,048,200
April 10, 2026	34,150	1,761,586	60,158,161,900
April 13, 2026	34,150	1,344,526	45,915,562,900
April 14, 2026	35,000	1,417,255	49,603,925,000
April 15, 2026	35,350	1,886,276	66,679,856,600
April 16, 2026	35,650	1,200,699	42,804,919,350
April 17, 2026	35,700	995,115	35,525,605,500
April 20, 2026	35,750	1,009,713	36,097,239,750
April 21, 2026	35,800	1,219,558	43,660,176,400
April 22, 2026	34,900	1,457,632	50,871,356,800
April 23, 2026	34,850	1,803,912	62,866,333,200
A. Volume-weighted average closing price for the most recent one-month period			33,607
B. Volume-weighted average closing price for the most recent one-week period			35,310
C. Closing Price on the Most Recent Date			34,850
D. Arithmetic average closing price [ ([A+B+C]/3)			34,589

B. Company to become a Wholly-Owned Subsidiary: Tongyang Life Insurance Co., Ltd.

Description	Period	Amount (KRW)
Volume-weighted average closing price for the most recent 1 month	March 24, 2026 - April 23, 2026	8,685
Volume-weighted average closing price for the most recent 1 week (B)	April 17, 2026 - April 23, 2026	8,656
Closing Price on the Most Recent Date (C)	April 23, 2026	8,820
Share Exchange Ratio {D= (A+B+C)/3}	-	8,720

Note) The base share price is calculated (using as the base date the previous trading day (April 23, 2026), which is the day immediately preceding the board resolution date for the share exchange (April 24, 2026)) as the arithmetic average of

(i) the volume-weighted average closing price for the most recent one-month period, (ii) the volume-weighted average closing price for the most recent one-week period, and (iii) the most recent closing price,, i.e., [(i + ii + iii) ÷ 3].

Meanwhile, for purposes of calculating the base share price, the closing prices and trading volumes for the one-month period calculated retroactively from April 23, 2026, as the base date, are as follows:

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price x Trading Volume (KRW)
March 24, 2026	8,970	256,288	2,298,903,360
March 25, 2026	8,900	392,215	3,490,713,500
March 26, 2026	8,670	245,764	2,130,773,880
March 27, 2026	9,000	448,449	4,036,041,000
March 30, 2026	8,770	311,278	2,729,908,060
March 31, 2026	8,650	311,134	2,691,309,100
April 1, 2026	8,710	410,547	3,575,864,370
April 2, 2026	8,260	370,833	3,063,080,580
April 3, 2026	8,460	231,686	1,960,063,560
April 6, 2026	8,620	306,902	2,645,495,240
April 7, 2026	8,250	204,958	1,690,903,500
April 8, 2026	8,680	284,195	2,466,812,600
April 9, 2026	8,630	171,304	1,478,353,520
April 10, 2026	8,860	188,160	1,667,097,600
April 13, 2026	8,750	179,165	1,567,693,750
April 14, 2026	8,820	218,748	1,929,357,360
April 15, 2026	8,690	360,587	3,133,501,030
April 16, 2026	8,620	368,275	3,174,530,500
April 17, 2026	8,470	324,748	2,750,615,560
April 20, 2026	8,450	298,152	2,519,384,400
April 21, 2026	8,500	99,603	846,625,500
April 22, 2026	8,840	480,414	4,246,859,760
April 23, 2026	8,820	294,795	2,600,091,900
A. Volume-weighted average closing price for the most recent one-month period			8,685
B. Volume-weighted average closing price for the most recent one-week period			8,656
C. Closing Price on the Most Recent Date			8,820
D. Arithmetic average closing price ([A+B+C]÷3)			8,720

3. Matters Concerning External Evaluation

Since the Shares Exchange constitutes an exchange of shares between listed corporations, the reference market price was calculated pursuant to Article 165-4 of the FSCMA and Articles 176-5 and 176-6 of the Enforcement Decree thereof, and the exchange ratio was calculated based on such reference market price. Accordingly, pursuant to Article 176-6(4)(ii) of the Enforcement Decree, an external valuation of the appropriateness of the exchange consideration is not legally required.

However, the Ministry of Justice issued the MOJ G on February 25, 2026, stating that, even in cases where an external valuation is not legally required under the FSCMA, companies may consider obtaining an external valuation as a voluntary measure to enhance appropriateness in determining share prices and merger consideration. Although such guidelines do not constitute a legal obligation, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. share the policy objective of strengthening directors’ fiduciary duty to shareholders and, as a proactive measure, appointed an external accounting firm to independently assess the exchange ratio for the purposes of this transaction.

Accordingly, for purposes of this decision-making process, Samil PricewaterhouseCoopers was appointed as the external valuation agent for both companies, based on the assessment that it possesses the highest level of capability to conduct a fair valuation given its understanding of each company’s business and nature, and that it is independent with no involvement in audit-related services.

Accordingly, both companies jointly commissioned the valuation assignment, and agreed to make the results available to each company’s Board of Directors.

The role of Samil PricewaterhouseCoopers is limited to providing reference materials for the boards of directors in their review and decision-making regarding the appropriateness of the exchange ratio, and it does not provide advisory services relating to the structuring of the Transaction. As an independent valuation agent, Samil PricewaterhouseCoopers maintained its independence and objectivity and conducted a valuation of the equity value of both companies using generally accepted and fair valuation methodologies, including the discounted cash flow (DCF) method, in order to provide reference materials to assist the boards of directors of each company in evaluating the fairness of the share exchange ratio. For further information regarding the reasons Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. appointed Samil PricewaterhouseCoopers as their independent valuation firm, the review of its independence, the assessment of its qualifications and expertise, and the evaluation of potential conflicts of interest, please refer to “I. Basic Information Regarding the Comprehensive Share Exchange/Transfer of Shares — 5) Applicability of the Guidelines on Directors’ Conduct in Corporate Reorganizations — ② Review by Independent External Experts.”

As an additional measure to mitigate potential conflicts of interest among shareholders, Tongyang Life Insurance Co., Ltd. appointed Deloitte Anjin LLC as an additional independent valuation firm in order to independently revalidate the appropriateness of the share exchange price and the share exchange ratio, thereby addressing concerns regarding potential conflicts of interest in the determination of the transaction terms and strengthening protections for minority shareholders.

The role of Deloitte Anjin LLC is to provide review materials that may be used as a reference by independently revalidating the objectivity and fairness of the share exchange ratio. Deloitte Anjin LLC does not provide advisory services relating to the structuring of the transaction. Acting as an independent valuation firm and maintaining its independence and objectivity, Deloitte Anjin LLC performed a valuation review of the share value of both companies using generally accepted fair and appropriate valuation methodologies, including the discounted cash flow method.

For further information regarding the reasons Tongyang Life Insurance Co., Ltd. appointed Deloitte Anjin LLC as an independent valuation firm, the review of its independence, the assessment of its qualifications and expertise, and the evaluation of potential conflicts of interest, please refer to “I. Basic Information Regarding the Comprehensive Share Exchange/Transfer of Shares — 5) Applicability of the Guidelines on Directors’ Conduct in Corporate Reorganizations — ② Review by Independent External Experts.”

[Overview of Valuation Firm for Exchange Ratio Review of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd.]

Item	Woori Financial Group Inc.	Tongyang Life Insurance Co., Ltd.
Name of Valuation Firm	Samil PricewaterhouseCoopers
Chief Executive Officer	Hoon Soo Yoon
Principal Office	100 Hangang-daero, Yongsan-gu, Seoul
Period for Valuation Services	February 27, 2026 through April 24, 2026

Item	Tongyang Life Insurance Co., Ltd.
Name of Valuation Firm	Deloitte Anjin LLC
Chief Executive Officer	Gi-Wan Gil
Principal Office	10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul
Period for Valuation Services	June 9, 2026 through June 19, 2026

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. commissioned Samil PricewaterhouseCoopers, an external accounting advisor, to conduct a valuation review in order to ensure a more thorough assessment of the fairness of the exchange ratio in connection with the comprehensive share exchange. As an additional measure to mitigate potential conflicts of interest among shareholders, Tongyang Life Insurance Co., Ltd. engaged Deloitte Anjin LLC as an additional independent financial advisor to independently revalidate the appropriateness of the share exchange price and the share exchange ratio and requested Deloitte Anjin LLC to conduct an independent review of the share exchange ratio. Acting as an independent external expert, the accounting advisor performed its valuation by comprehensively considering each party’s business characteristics, revenue structure, and going-concern-based future earnings capacity, as well as transaction data formed in the capital market as of the valuation reference date, and reviewed the appropriateness of the exchange ratio.

For Woori Financial Group Inc., the valuation was performed using the Free Cash Flow to Equity (FCFE) method, an income-based approach generally recognized as fair and reasonable, taking into account the characteristics of a financial holding company. For Tongyang Life Insurance Co., Ltd., the valuation was performed using the Market Value Surplus (MVS) method, an actuarial valuation approach based on IFRS 17 and K-ICS, reflecting current estimates and risk margins under applicable regulatory standards, considering the characteristics of an insurance company.

The FCFE method applied to Woori Financial Group Inc. evaluates equity value by discounting shareholders’ cash flows at the cost of equity (Ke). The annual shareholder cash flow is derived by deducting required growth capital—reflecting the dividend policy and target BIS capital ratio—from net income. This method reflects Woori Financial Group’s bank-centered business structure, shareholder return policy, and regulatory capital requirements, and is widely used in practice as one of the fair value measurement methodologies under relevant Financial Supervisory Service guidelines, capturing a comprehensive going-concern valuation.

Following the adoption of IFRS 17 and K-ICS regulatory frameworks in Korea, insurance company valuation methodologies have transitioned from the traditional total economic value (TEV) approach, based on the present value of projected future earnings, to the MVS approach, which utilizes market-consistent accounting information.

The MVS method applied to Tongyang Life Insurance Co., Ltd. is based on IFRS 17 and K-ICS financial information, thereby enhancing comparability and reliability by incorporating consistent accounting standards, regulatory guidelines, and industry practice. As this transaction is a comprehensive share exchange between listed companies, the primary valuation basis is the reference market price method used for determining the exchange ratio. The asset value and earnings value-based weighted average method is generally applied to transactions involving non-listed companies and was therefore not used as a primary valuation methodology in this case. However, to ensure fairness of the exchange ratio, the reference market price was cross-checked against alternative valuation approaches. In particular, for Tongyang Life Insurance Co., Ltd., the valuation structure is highly sensitive to actuarial assumptions (such as discount rates and lapse rates) and market variables due to the fair value measurement of insurance liabilities. Accordingly, a pure book-value-based asset approach has inherent limitations in fully reflecting the company’s value formation structure. Therefore, the accounting advisor conducted the valuation review based on a cross-validation framework, primarily using intrinsic value approaches (FCFE/MVS) and market approach methodologies, taking into comprehensive consideration the companies’ going-concern characteristics, market-based valuation mechanisms, and prevailing investment evaluation practices.

A. Review Results of Samil PricewaterhouseCoopers

[Summary of Valuation Review for Exchange Ratio between Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd.]

(Unit: KRW per share / multiple)

		Woori Financial Group Inc.		Tongyang Life Insurance Co., Ltd.
Report Type		Minimum	Maximum	Minimum	Maximum
Reference Market Price		34,589		8,720
Intrinsic Value (FCFE/MVS)		46,609	79,231	10,989	14,761
Comparable Listed Company Method		30,613	39,769	4,720	8,330
				Minimum	Maximum
Share Exchange Ratio (Reference Market Price)		1		0.2521056
Share exchange ratio	(Intrinsic Value Method)	1	1	0.1386978	0.3167038
Share exchange ratio	(Comparable Listed Company Method)	1	1	0.1541774	0.2094516

* The number of outstanding shares used for valuation was calculated by deducting from the total number of issued common shares outstanding as of the valuation date 53,945 treasury shares and 6,269,592 treasury shares expected to be repurchased and canceled pursuant to the public announcement of the board resolution approving the cancellation of treasury shares on February 6, 2026, which amount was estimated based on the closing price on the trading day immediately preceding the date of the board resolution.

The actual number of treasury shares repurchased thereafter was finalized at 5,986,638 shares due to changes in the market price of the Company’s shares and other factors. Reflecting this adjustment, the number of outstanding shares used for valuation was 728,035,737 shares. Based on this revised number of outstanding shares, the implied share exchange ratio under the intrinsic value method was between 0.1387518 and 0.3168270 shares of Woori Financial Group Inc. for each share of Tongyang Life Insurance Co., Ltd., and the implied share exchange ratio under the comparable publicly traded company method was between 0.1542374 and 0.2095331 shares of Woori Financial Group Inc. for each share of Tongyang Life Insurance Co., Ltd. The share exchange ratio determined based on the reference market prices falls within the range of share exchange ratios recalculated to reflect the actual number of treasury shares repurchased. Accordingly, the Company believes that this adjustment does not have a material effect on the conclusions of the valuation review.

1. Review of Intrinsic Value

1.1. Summary of Intrinsic Value Review

(Unit: KRW, share)

Report Type	Company Becoming the Wholly- Owning Parent Company		Company Becoming a Wholly- Owned Subsidiary
	(Woori Financial Group Co., Ltd.)		(Tongyang Life Insurance Co., Ltd.)
	Minimum	Maximum	Minimum	Maximum
A. Value per share based on intrinsic value (Note 1)	46,609	79,231	10,989	14,761
B. Exchange ratio based on intrinsic value	0.1386978 ~0.3167038

Data: Information provided by the parties to the share exchange and analysis by Samil PricewaterhouseCoopers

Note 1: Per-share values are rounded to the nearest Korean won.

The external accounting advisor, Samil PricewaterhouseCoopers, conducted its valuation review based on information provided by the parties to the share exchange and publicly available market data. The per-share value of Woori Financial Group Inc., as evaluated using the Free Cash Flow to Equity (FCFE) method, was calculated at KRW 46,609 to KRW 79,231. The per-share value of Tongyang Life Insurance Co., Ltd., as evaluated using the Market Value Surplus (MVS) method, was calculated at KRW 10,989 to KRW 14,761.

Accordingly, the implied exchange ratio derived from such valuation is estimated at approximately 0.1386978 to 0.3167038 shares of Woori Financial Group Inc. per one share of Tongyang Life Insurance Co., Ltd..

1.2. Results of the intrinsic value estimation and key assumptions for the parties to become the wholly-owning parent company or a wholly-owned subsidiary

(1) Valuation Results of Intrinsic Value

Results of the Valuation of the Intrinsic Value of the Company Becoming the Wholly-Owned Parent Company

(Unit: billion won, KRW)

Report Type	Company to become the Wholly-Owning Parent Company (Woori Financial Group Inc.)
A. Present value during the estimation period	10,066
B. Present value of perpetual cash flows	32,474
C. Present value of operating cash flows (A + B)	42,540
D. Non-operating assets	3,046
E. Share value (C + D)	45,585
F. Number of shares outstanding (excluding treasury shares) (Note 1)	727,752,783
G. Value per share (E÷F) (Unit: KRW)	62,639
- minimum value	46,609
- Maximum	79,231

(Note 1) The number of outstanding shares used for valuation was calculated by deducting from the total number of issued common shares outstanding as of the valuation date, 53,945 treasury shares and, 6,269,592 treasury shares expected to be repurchased and canceled pursuant to the public announcement of the board resolution approving the cancellation of treasury shares on February 6, 2026, which amount was estimated based on the closing price on the trading day immediately preceding the date of the board resolution. Subsequently, the actual number of treasury shares repurchased was finalized at 5,986,638 shares due to changes in the market price of the Company’s shares and other factors. Reflecting this adjustment, the number of outstanding shares used for valuation was 728,035,737 shares. Based on this revised number of outstanding shares, the implied value per share was KRW 62,614, with a valuation range of KRW 46,591 to KRW 79,200 per share.

Valuation Results of the Intrinsic Value of the Company Becoming a Wholly Owned Subsidiary

(Unit: billion won, KRW)

Report Type		The company to become a wholly owned subsidiary (Tongyang Life Insurance Co., Ltd.)
A. Book value of net assets		1,549
B. Fair Value Valuation Adjustments	Fair value adjustment of financial assets measured at amortized cost	(37)
	Fair value adjustment of property, plant and equipment/investment property	152
	Fair value adjustment of reinsurance contract assets	55
	Fair value adjustment of insurance contract liabilities	208
	Fair value adjustment of borrowings	(6)
	Deferred income tax effects	(90)
	Total	282
C. Fair value based on contracts retained (A + B)		1,831
D. Fair value on a new contract basis		458
E. Shareholder Value (C + D)		2,289
- minimum value		1,715
- Maximum		2,304
F. Total Number of Shares Outstanding		156,062,581
G. Per-share equity value (E ÷ F) (Unit: KRW)		14,670
- minimum value		10,989
- Maximum		14,761

(2) Valuation Date and Financial Statements Used for Valuation

The valuation was conducted using the most recent fiscal year-end date, December 31, 2025, as the valuation reference date. For the purpose of the valuation, audited or reviewed consolidated and/or separate financial statements prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) were used for each company.

(3) Cash Flow Analysis Period

The cash flow projection period was estimated as a reasonably foreseeable future period during which cash flows are expected to reach a steady state, defined as the period from January 1, 2026 to December 31, 2030 (five years). It was assumed that cash flows are generated evenly throughout each year.

(4) Going Concern Assumption and Perpetual Growth Rate

As for the company to become the wholly-owning parent company, estimation of post-2030 perpetual cash flows comprehensively took into account the industry outlook and the nature of each company’s business, thereby applied a growth rate of 1%. Accordingly, post-2030 cash flows were derived by applying the perpetual growth rate to the final year forecasted figures for each account, and subtracting required growth capital from net income to determine perpetual cash flows. As for the company to become a wholly-owned subsidiary, the MVS method was applied, and the value of in-force contracts was calculated by adding the five-year value of new contract under the going concern assumption.

The five-year new contract multiple is determined by reference to global valuation practice, where 3–7 years is commonly applied in developed markets and 8–15 years in emerging markets. Considering that the Korean insurance market is close to a developed market in terms of maturity, while also reflecting the early-stage regulatory environment following the implementation of K-ICS and ongoing interest rate uncertainty, the mid-point of the developed market range was applied.

(5) Key Macroeconomic Indicators and Corporate Tax Rates

For the period from 2026 to 2030, the principal macroeconomic indicators have been applied based on the forecasts of the Economist Intelligence Unit (hereinafter referred to as “EIU”).

Report Type	2026	2027	2028	2029	2030
Nominal GDP growth rate	3.00%	3.20%	3.80%	3.60%	3.80%
Consumer Price Inflation Rate	1.70%	1.80%	2.10%	1.90%	1.90%
Average Wage Increase Rate	2.20%	2.60%	3.30%	2.80%	2.50%
Base Rate	2.50%	2.50%	2.80%	3.00%	3.00%
Short-term bond interest rate	2.50%	2.50%	2.80%	3.00%	3.00%
Borrowing Interest Rate	4.10%	4.00%	4.10%	4.20%	4.20%
Deposit Interest Rate	2.30%	2.40%	2.60%	2.60%	2.70%

Data: EIU

Corporate income tax expenses were estimated, based on projected operating income generated during the forecast period, by applying the corporate income tax rates by taxable income bracket (including local income tax) applicable to each fiscal year for taxation purposes. It was assumed that net income and taxable income during the forecast period are identical.

1.3. Detailed Intrinsic Valuation of the Wholly Owning Parent Company

Considering the business characteristics of the wholly owning parent company, the Free Cash Flow to Equity (FCFE) method (equity-based discounted cash flow method) was applied. The projected cash flows during the forecast period, segmented based on discount rates beta, as well as the valuation results, are as follows:

(Unit: (KRW billion)

Description	Actual			Forecast
	2023	2024	2025	2026	2027	2028	2029	2030
Operating Revenue	42,033	46,681	41,734	42,203	43,636	46,554	49,366	51,847
Operating Expenses	38,534	42,426	38,059	37,724	38,566	40,903	43,201	45,195
Operating profit	3,499	4,255	3,675	4,479	5,070	5,652	6,166	6,653
Non-Operating Income	18	(32)	415	25	25	26	27	28
Corporate income tax expense	891	1,051	863	1,228	1,391	1,551	1,693	1,827
Net income (a)	2,627	3,171	3,228	3,275	3,704	4,127	4,500	4,854
Retained earnings (b)				1,801	2,000	2,187	2,340	2,475
Growth Capital Required (c)				1,876	1,847	1,683	1,248	849
Excess Capital (d=b-c)				(74)	153	504	1,093	1,626
Free Cash Flow to Equity (e=a-c)				1,400	1,857	2,443	3,253	4,005
Present Value Factor (Note 1)				0.958	0.879	0.806	0.740	0.679
Present value of shareholder cash flows				1,341	1,632	1,970	2,406	2,717
Present value of free cash flows during the projection period (A)								10,066
Present value of perpetual cash flows (B) (Note 2)								32,474
Present value of cash flows from operating activities (C=A+B)								42,540
Value of non-operating assets (D) (Note 3)								3,046
Share value of the company that becomes the wholly-owning parent company (E=C+D)								45,585
Number of shares outstanding (Note 4)								727,752,783
Value per share of the company becoming the wholly-owning parent company (Unit: KRW (Note 5)								62,639

Data: Information provided by the parties to the share exchange and Samil PricewaterhouseCoopers

(Note 1) It is assumed that cash flows for each forecast year occur evenly throughout the year.

(Note 2) The present value of perpetual cash flow is estimated by applying a perpetual growth model, assuming that pre-tax operating income in the final forecast year (2030) continues to grow at the perpetual growth rate thereafter. The detailed calculation is as follows.

(Unit: (KRW billion)

Report Type	The Company to Become the Wholly-Owning Parent Company (Woori Financial Group Co., Ltd.)
2030 Net Income (A)	4,854
Perpetual growth rate (B)	1.00%
Net income for the year 2031 (C = A×(1+B))	4,902
Retained earnings (D) (*1)	2,451
Growth capital required in 2031 (E)(*2)	1,074
Excess Capital in 2031 (F = D-E)	1,377
2031 Free Cash Flow to Equity (G=C-F)	3,829
Cost of equity (H)	9.00%
Present value factor (I=1÷(1+H)^discount period to 2030)	0.679
Present value of perpetual cash flows (J=G÷(H-B)xI)	32,474

Data: Information provided by the parties to the share exchange and Samil PricewaterhouseCoopers

(*1) Retained earnings are calculated as net income less dividends paid to shareholders.

(*2) Growth capital required is calculated based on the assumption that the Common Equity Tier 1 capital ratio will be gradually increased to 13.2% by 2030.

(Note 3) The non-operating assets of the company becoming the wholly-owning parent company are as follows:

Although the valuation of the company to become the Wholly Owning Parent Company is primarily based on the FCFE model, subsidiaries excluded from the cash flow projections due to their business characteristics and materiality are treated as non-operating assets and added separately to corporate value.

Two insurance subsidiaries (Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.) were valued using the MVS method, which is the most appropriate valuation approach for insurance companies.

In addition, four other subsidiaries (Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori FIS Co., Ltd., and Woori Financial Management Research Institute) were excluded from cash flow projections due to their business characteristics and relative size within the consolidated group, and their book values as of the end of December 2025 were added to the company’s valuation.

(Note 4) The number of outstanding shares used for valuation was calculated by deducting from the total number of issued and outstanding common shares as of the valuation date 53,945 treasury shares and 6,269,592 shares expected to be repurchased and canceled pursuant to the public announcement of the board resolution approving the cancellation of treasury shares on February 6, 2026, which amount was estimated based on the closing price on the trading day immediately preceding the date of the board resolution. Subsequently, the actual number of treasury shares repurchased was finalized at 5,986,638 shares due to changes in the Company’s share price and other factors. Reflecting this adjustment, the number of outstanding shares used for valuation was 728,035,737 shares.

(Note 5) The results of the sensitivity analysis on earnings value per share based on changes in the cost of equity capital and the perpetual growth rate are as follows.

A sensitivity analysis was conducted on the key assumptions of perpetual growth rate and discount rate (cost of equity), applying a variation range of ±0.5 percentage points for each variable.

The perpetual growth rate was adjusted within a limited range consistent with long-term economic growth and inflation forecasts. The discount rate reflects the characteristics of gradual adjustment rather than abrupt fluctuations, driven by changes in the risk-free rate and market risk premium. Accordingly, a ±0.5 percentage point range was applied to assess key risk factors without excessive changes in assumptions.

Sensitivity Analysis (Value per Share) (Unit: KRW per share)

		Cost of Equity (Ke)
Report Type		8.50%(*1)	9.00%	11.43%(*2)
Perpetual growth rate	0.50%	71,275	59,806	46,609
	1.00%	74,988	62,639	48,173
	1.50%	79,231	65,849	49,895

(*1) For the maximum DCF case, FCFE was calculated based on the assumption that the target Common Equity Tier 1 capital ratio is maintained at the current level (13.0%), rather than the long-term management plan level.

(*2) For the minimum DCF case, a discount rate of 10.93% was applied based on a two-year weekly beta. Sensitivity was calculated by applying a ±0.5 percentage point variation to each variable.

(Unit: (KRW billion)

Description	Al XI Actual			Forecast
	2023	2024	2025	2026	2027	2028	2029	2030
Operating Revenue	42,033	46,681	41,734	42,203	43,636	46,554	49,366	51,847
Operating Expenses	38,534	42,426	38,059	37,724	38,566	40,903	43,201	45,195
Operating profit	3,499	4,255	3,675	4,479	5,070	5,652	6,166	6,653
Non-Operating Income	18	(32)	415	25	25	26	27	28
Corporate income tax expense	891	1,051	863	1,228	1,391	1,551	1,693	1,827
Net income (a)	2,627	3,171	3,228	3,275	3,704	4,127	4,500	4,854
Retained earnings (b)				1,801	2,000	2,187	2,340	2,475
Growth Capital Required (c)				1,876	1,716	1,407	813	242
Excess Capital (d=b-c)				(74)	284	780	1,527	2,234
Free Cash Flow to Equity (e=a-c)				1,400	1,988	2,719	3,687	4,612

Data: Information provided by the parties to the share exchange and Samil PricewaterhouseCoopers

In applying beta for the estimation of the discount rate, reliance on a single observation period or a single data frequency may result in biased estimates due to specific-period market volatility or sample bias.

Accordingly, in this valuation, beta was estimated using both a five-year monthly return-based beta, which reflects long-term business characteristics and structural risk levels, and a two-year weekly return-based beta, which more sensitively captures recent market conditions.

The five-year monthly return-based beta mitigates short-term market noise and more stably reflects the systematic risk inherent in the financial holding company’s long-term business structure, earnings stability, and industry characteristics.

The two-year weekly return-based beta reflects current market conditions, including changes in interest rate levels, increased financial market volatility, and shifts in investor perception of the financial holding industry, in the discount rate.

By applying both betas in a complementary manner, the valuation reduces estimation bias and distortion arising from reliance on a specific period or data frequency, and enhances the reasonableness and acceptability of the valuation results by deriving a rational range of discount rates from a market participant perspective.

(Note 6) The consolidated FCFE of Woori Financial Group Inc. was estimated by aggregating projected financial statements prepared for each subsidiary subject to cash flow estimation, and reflecting consolidation adjustments such as elimination of intra-group transactions. The entities included in the cash flow projection consist of Woori Financial Group Inc. on a standalone basis and ten subsidiaries, excluding six subsidiaries classified as non-operating assets, including Woori Bank, Woori Card, Woori Financial Capital, and Woori Investment & Securities.

Thereafter, FCFE attributable to shareholders was derived by deducting the required growth capital necessary to satisfy the target Common Equity Tier 1 (CET1) capital ratio from consolidated net income. Operating value was determined by discounting the resulting FCFE at the cost of equity and adding terminal value. The value of non-operating assets excluded from the cash flow projection was then added to arrive at total equity value.

1.4. Detailed Intrinsic Value Valuation of the Wholly Owned Subsidiary

Considering the characteristics of insurance companies, the valuation was performed using the Market Value Surplus (MVS) method, an actuarial valuation approach reflecting current estimates and risk margins under IFRS 17 and K-ICS regulatory frameworks. The valuation aggregates the fair value of net assets based on in-force insurance contracts and the fair value of future new business.

The valuation results under the MVS are as follows:

(Unit: (KRW billion)

Report Type		The company to become a wholly owned subsidiary (Tongyang Life Insurance Co., Ltd.)
A. Book value of net assets		1,549
B. Fair Value Valuation Adjustments	Fair value adjustment of financial assets measured at amortized cost	(37)
	Fair value adjustment of property, plant and equipment/investment property	152
	Fair value adjustment of reinsurance contract assets	55
	Fair value adjustment of insurance contract liabilities	208
	Fair value adjustment of borrowings	(6)
	Deferred income tax effects	(90)
	Total	282
C. Fair value based on contracts retained (A + B)		1,831
D. Fair value on a new contract basis		458
E. Shareholder Value (C + D)		2,289
- minimum value		1,715
- Maximum		2,304
F. Total Number of Shares Outstanding		156,062,581
G. Per-share equity value (E ÷ F) (Unit: KRW)		14,670
- minimum value		10,989
- Maximum		14,761

(1) Valuation Reference Date and Financial Statements Used

The valuation was performed as of the most recent fiscal year-end, December 31, 2025, using audited consolidated financial statements prepared in accordance with Korean International Financial Reporting Standards (K-IFRS).

(2) Fair Value of In-Force Business

The fair value of in-force business was calculated by estimating the fair value of insurance and reinsurance contract liabilities, and then deducting total liabilities from total assets.

For accounts that are measured at fair value in the published financial statements, or are considered to be a reasonable approximation of fair value, the carrying amounts disclosed therein were used. For accounts measured under the cost method, fair value was separately estimated in this valuation and reflected accordingly.

(Unit: KRW billion)

Account Title(*)	Carrying amount	Fair value adjustments	Fair value	Remarks
Cash and Cash Equivalents	250	—	250
Financial Assets at FVPL	5,383	—	5,383
Financial Assets at FVOCI	22,838	—	22,838
Financial Assets at Amortized Cost	5,630	(37)	5,593	(	*1)
Derivative Assets Held for Hedging Purposes	28	—	28
Property and Equipment	91	29	120	(	*2)
Investment Property	297	123	420	(	*2)
Intangible Assets	28	—	28
Reinsurance Contract Assets	449	55	504	(	*5)
Current tax assets	122	—	122
Deferred tax assets	226	(90)	136	(	*3)
Other Assets	5	—	5
Total Assets	35,347	80	35,427
Insurance Contract Liabilities	28,145	(208)	27,937	(	*5)
Reinsurance Contract Liabilities	10	—	10
Investment Contract Liabilities	3,703	—	3,703
Financial liabilities at FVTPL	26	—	26
Bonds	1,210	6	1,216	(	*4)
Other financial liabilities	95	—	95
Hedging derivative liabilities	551	—	551
Provisions	40	—	40
Net defined benefit liability	3	—	3
Other Liabilities	17	—	17
Total Liabilities	33,798	(202)	33,596
Total net assets (value of in-force contracts)	1,549	282	1,831

(*1) In accordance with the Standards for Calculation of Available and Required Solvency Capital (Appendix 22 to the Insurance Supervisory Regulations Enforcement Rules), fair value was determined by separately distinguishing between corporate loans and retail loans.

(*2) Land and buildings were measured at fair value based on appraisal values determined by an independent external appraisal institution. Other property, plant and equipment, including fixtures and equipment, were measured at carrying amounts.

(*3) Deferred tax effects arising from taxable temporary differences (additions or deductions) resulting from fair value measurement of Tongyang Life Insurance Co., Ltd.’s net assets were taken into account in the valuation.

(*4) Fair value was determined based on valuation results provided by a qualified external valuation institution. Bond fair value was calculated by discounting contractual cash flows (including call options) using a yield curve derived from the Hull-White model.

(*5) In accordance with Appendix 4 of the Insurance Supervisory Regulations (Enforcement Rules) implementing IFRS 17, the fair value methodology for transition was applied to derive the current estimate (CE) and risk margin (RM). In particular, the strengthened regulatory framework disclosed to the market, including the “Plan for Advancement of Actuarial Supervision” and the “Plan for Rationalization of Insurance Liability Discount Rates” recently announced by the financial authorities, was preemptively reflected.

The detailed valuation of insurance contract liabilities and reinsurance contract assets is as follows:

1) Insurance Contract Liabilities

(Unit: KRW billion)

Report Type	Detailed Valuation Breakdown	Amount
Current Estimate (*1) (CE)	Insurance Premium Liability (DET)	26,657
	Insurance Premium Liability (TVOG)	48
	Insurance Contract Loans (DET)	2,196
	Insurance Contract Loans (TVOG)	2
	Current Estimate (A)	24,507
Risk Margin (*2) (Insurance and Operational Risks)	Life Insurance Risk Amount	1,875
	Operational Risk Amount	155
	Combined Capital Requirement	2,030
	Risk margin under the cost of capital method (B)	1,346
Incurred claims liabilities and outstanding accounts (C)		1,791
Adjustment reflecting supervisory actuarial advancement measures (D)		293
Fair value (A+B+C+D)		27,937
Carrying amount (E)		28,145
Fair value adjustment (A+B+C+D-E)		(208)

(*1) The current estimate liability (insurance premium liability minus insurance contract loans) represents the present value of probability-weighted future cash flows arising from insurance contracts and is measured using a fair value discount rate.

(*2) The risk margin is an additional liability recognized over the current estimate liability to reflect uncertainty in future insurance-related cash flows. It is measured with respect to insurance risk, including catastrophe risk, as well as operational risk.

2) Reinsurance contract assets

(Unit: KRW billion)

Report Type	Detailed Valuation Breakdown	Amount
Current Estimate (*1) (CE)	Reinsurance Contract Assets	416
	Loss adjustment	1
	Current Estimate (A)	417
Risk Margin (*2) (Insurance and Credit Risk)	Life Insurance Risk Amount	63
	Credit Risk Amount	(14)
	Combined Capital Requirement	61
	Risk margin under the cost of capital method (B)	50
Incurred claims liabilities and outstanding accounts (C)		27
Fair value (A+B+C)		494
Carrying amount (D)		439
Fair value adjustment (A+B+C-D)		55

(*1) Current estimated liabilities (= reinsurance assets) represent the present value of probability-weighted future cash flows under reinsurance contracts.

This is measured at the fair value discount rate.

(*2) The risk margin is a liability established in addition to the current estimate liability to account for the uncertainty of future cash flows related to insurance contracts, and is measured for insurance risk, including catastrophic risk, and credit risk.

(3) Fair Value Based on New Business

The fair value of new business was estimated based on new business performance over the most recent one-year period, and calculated by projecting new business value over the next five years.

The results of the calculation are as follows.

(Unit: KRW billion)

Report Type	Breakdown	Amount
Value of New Contracts in the Preceding Year (*1)	Current Estimate (CE)	221
	Risk margin (insurance risk and operational risk)	(94)
	Corporate Tax Adjustment	(31)
	New business value for the most recent 1 year	96
Annual New Business Value (Discounted Present Value) (*2)	1 year	96
	2 years	94
	3 years	92
	four years	89
	5 years	87
Total New Business Value		458

(*1) Following the adoption of IFRS 17, and taking into account changes in product portfolio structures and overall industry trends in the insurance sector, it was determined that the most recent operating performance best reflects the insurer’s current new business generation capability. Accordingly, it was assumed that the contract acquisition capability accumulated over the most recent one-year period would continue going forward.

(*2) Based on the “2026 Outlook and Issues for the Insurance Industry” published by the Korea Insurance Research Institute, a 1% growth rate for life insurers was applied. In addition, to control uncertainty beyond the five-year horizon, the multiple applied in the estimation of future new business value was limited to five years.

(4) The maximum case relative to the base scenario was derived by applying growth-rate assumptions based on the business plan as key input variables in the calculation of new business fair value. The minimum case was derived by applying a 5% increase in loss ratio assumptions for both in-force business and new business as key input variables.

2. Review Results of Market Approach

2.1. Summary of Market Approach Valuation Results

(Unit: KRW, share)

Report Type	Company Becoming the Wholly- Owning Parent Company		Company Becoming a Wholly- Owned Subsidiary
	(Woori Financial Group Co., Ltd.)		(Tongyang Life Insurance Co., Ltd.)
	Minimum	Maximum	Minimum	Maximum
A. Per-share value based on the Comparable Companies Method (Note 1)	30,613	39,769	4,720	8,330
B. Exchange ratio based on the Comparable Companies Method	0.1541774 to 0.2094516

Data: Information provided by the parties to the share exchange and analysis by Samil PricewaterhouseCoopers

Note 1: Per-share values are rounded to the nearest Korean won.

The market approach is classified into the comparable transaction method and the comparable companies method. For the purpose of valuing the equity of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., the comparable companies method (PBR-based approach) was applied.

The comparable transaction method was reviewed based on historical comparable transactions; however, due to the absence of comparable transactions involving financial holding companies with control premiums, it was excluded as the resulting multiples were considered insufficient to represent fair value.

In addition, given the characteristics of financial institutions, where profitability is generated based on equity capital and regulatory capital requirements constrain growth, price-to-book ratio (PBR) was selected as the valuation metric.

2.2. Market Value Valuation Results and Key Assumptions for the Wholly Owning Parent Company and Wholly Owned Subsidiary

(Unit: KRW 1 billion, KRW per share, multiples)

Report Type	Company Becoming the Wholly- Owning Parent Company		Company Becoming a Wholly- Owned Subsidiary
	(Woori Financial Group Co., Ltd.)		(Tongyang Life Insurance Co., Ltd.)
	Minimum	Maximum	Minimum	Maximum
A. Net asset book value (A, KRW billion)	32,307	32,307	1,549	1,549
B. PBR (B, multiple)	0.69x	0.90x	0.48x	0.84x
C. Estimated Equity Value (C = A × B, in KRW billion)	22,279	28,942	737	1,300
D. Number of shares (D, shares)	727,752,783	727,752,783	156,062,581	156,062,581
E. Estimated value per share (C/D, KRW)	30,613	39,769	4,720	8,330

(1) Valuation Reference Date

PBR multiples were calculated as of the following reference dates: December 31, 2025, March 31, 2026, and April 23, 2026.

The minimum and maximum values were derived based on the range observed during the relevant periods. The minimum value corresponds to the December 31, 2025 reference date, and the maximum value corresponds to the April 23, 2026 reference date.

(2) Selection of Comparable Companies

Comparable companies were selected based on similarities in business structure and scale. For Woori Financial Group Inc., three listed Korean bank financial holding companies were selected (KB Financial Group, Shinhan Financial Group, and Hana Financial Group). For Tongyang Life Insurance, two listed life insurance companies were selected (Mirae Asset Life Insurance and Samsung Life Insurance).

Hanwha Life Insurance exhibited abnormally low PBR relative to other life insurers, driven by the market’s individual risks, and thus was excluded from the list of comparable companies.

Woori Financial Group Inc. selected three publicly listed Korean bank holding companies—KB Financial Group Inc., Shinhan Financial Group Co., Ltd. and Hana Financial Group Inc.—as comparable companies based on an analysis of growth (asset growth rate), profitability (return on equity (“ROE”)) and financial soundness (BIS capital ratio). Of the nine financial holding companies listed in Korea, the Company excluded two securities-focused financial holding companies whose principal subsidiaries are not banks, three regional bank holding companies that have not been designated as systemically important financial institutions (“SIFIs”), and Woori Financial Group Inc., the subject company. The subject company was excluded because including it could distort market risk measures due to self-reference. Accordingly, the subject company was excluded in order to derive a representative level of market risk from the perspective of market participants using an independent analytical approach.

Company	Reason for Exclusion
Woori Financial Group	Subject Company
KB Financial Group	(Comparable Company)
Shinhan Financial Group	(Comparable Company)
Hana Financial Group	(Comparable Company)
Meritz Financial Group	Securities-focused Financial Holding Company
Korea Investment Holdings	Securities-focused Financial Holding Company
BNK Financial Group	Regional Bank Holding Company
JB Financial Group	Regional Bank Holding Company
iM Financial Group	Regional Bank Holding Company

Tongyang Life Insurance Co., Ltd. selected two publicly listed Korean life insurance companies—Mirae Asset Life Insurance Co., Ltd. and Samsung Life Insurance Co., Ltd.—as comparable companies based on an analysis of growth (asset growth rate), profitability (return on invested assets) and financial soundness (solvency ratio). Of the 12 publicly listed insurance companies in Korea, the Company excluded one reinsurance company (Korean Reinsurance Company), one guarantee insurance company (Seoul Guarantee Insurance Company), and six non-life insurance companies. Of the four listed life insurance companies, Tongyang Life Insurance Co., Ltd., the subject company, was excluded. Hanwha Life Insurance Co., Ltd. was also excluded because its unique in-force policy portfolio, relatively low level of capital adequacy and market perception of company-specific risks limited its representativeness as a comparable company, and because its price-to-book ratio (“PBR”) was exceptionally low compared with those of other life insurance companies. The subject company was excluded because including it could distort market risk measures due to self-reference. Accordingly, the subject company was excluded in order to derive a representative level of market risk from the perspective of market participants using an independent analytical approach.

Company	Reason for Exclusion
Tongyang Life Insurance	Subject Company
Hanhwa Life Insurance	Inferior profitability and capital adequacy
Samsung Life Insurance	(Comparable Company)
Mirae Asset Life Insurance	(Comparable Company)
Hanhwa General Insurance	Non-Life Insurance Company
Lotte Non-Life Insurance	Non-Life Insurance Company
Heungkuk Fire & Marine Insurance	Non-Life Insurance Company
Samsung Fire & Marine Insurance	Non-Life Insurance Company
Hyundai Marine & Fire Insurance	Non-Life Insurance Company
DB Insurance	Non-Life Insurance Company
Korean Reinsurance	Reinsurance Company
Seoul Guarantee Insurance Company	Guarantee Insurance Company

(3) Book Value of Net Assets

The book value of net assets for Woori Financial Group Inc. and Tongyang Life Insurance was calculated as of the most recent fiscal year-end (December 31, 2025), based on total equity less non-controlling interests and hybrid capital instruments.

(4) Number of Shares

The number of outstanding shares used for valuation was calculated by deducting from the total number of issued and outstanding common shares as of the valuation date (i) 53,945 treasury shares and (ii) 6,269,592 shares expected to be repurchased and canceled pursuant to the public announcement of the board resolution approving the cancellation of treasury shares on February 6, 2026, which amount was estimated based on the closing price on the trading day immediately preceding the date of the board resolution. Subsequently, the actual number of treasury shares repurchased was finalized at 5,986,638 shares due to changes in the Company’s share price and other factors. Reflecting this adjustment, the number of outstanding shares used for valuation was 728,035,737 shares. Based on this revised number of outstanding shares, the implied value per share ranged from KRW 30,601 to KRW 39,754.

2.3. Detailed Calculation of Minimum Market Value (as of December 31, 2025)

(Unit: billion KRW, KRW per share, multiple)

Report Type	Company Name	Share Price (KRW, a)	Number of Shares (Shares: b)	Market Capitalization (KRW billion, c=a×b)	Total Equity Carrying Amount (KRW billion, d)	Non-controlling Interests Carrying Amount (KRW billion, e)	Hybrid Capital Securities Carrying Amount (KRW billion, f)	Controlling Interest Carrying Amount (KRW billion, g=d-e-f)	PBR (=c/g)
A company similar to the company that becomes the wholly-owned parent company	KB Financial Group	124,700	358,587,722	44,715.9	60,830.0	1,781.8	4,359.4	54,688.8	0.82
	Shinhan Holdings	76,900	477,157,399	36,693.4	60,372.3	2,413.1	4,749.8	53,209.4	0.69
	Hana Financial Group	94,100	270,549,417	25,458.7	45,645.6	1,065.6	4,269.5	40,310.4	0.63
Median									0.69x
A company similar to the company that becomes the wholly-owned parent company	Samsung Life Insurance	157,600	179,574,779	28,301.0	64,835.3	2,111.0	0.0	62,724.3	0.45
	Mirae Asset Life Insurance	9,380	130,480,000	1,223.9	2,448.1	0.0	0.0	2,448.1	0.50
Median									0.48x

(Unit: billion KRW. KRW per share, multiple)

Report Type	Company to become the Wholly-Owning Parent Company (Woori Financial Group Inc.)	Company to become a wholly-owned subsidiary (Tongyang Life Insurance Co., Ltd.)
A. Book value of net assets (KRW billion)	32,307	1,549
B. PBR	0.69x	0.48x
C. Estimated Equity Value (KRW billion)	22,279	737
D. Number of Shares (shares) (Note 1)	727,752,783	156,062,581
E. Estimated value per share (KRW)	30,613	4,720
F. Exchange Ratio	0.1541774

(Note 1) The number of outstanding shares used for valuation was calculated by deducting from the total number of issued and outstanding common shares as of the valuation date (i) 53,945 treasury shares and (ii) 6,269,592 shares expected to be repurchased and canceled pursuant to the public announcement of the board resolution approving the cancellation of treasury shares on February 6, 2026, which amount was estimated based on the closing price on the trading day immediately preceding the date of the board resolution. Subsequently, the actual number of treasury shares repurchased was finalized at 5,986,638 shares due to changes in the Company’s share price and other factors. Reflecting this adjustment, the number of outstanding shares used for valuation was 728,035,737 shares.

2.4. Detailed Calculation of Maximum Market Value (as of April 23, 2026)

(Unit: billion KRW. KRW per share, multiple)

Report Type	Company Name	Share Price (KRW, a)	Number of Shares (Shares: b)	Market Capitalization (KRW billion, c=a×b)	Total Equity Carrying Amount (KRW billion, d)	Non-controlling interests Carrying Amount (KRW billion, e)	Hybrid Capital Securities Carrying Amount (KRW billion, f)	Controlling Interest Carrying Amount (KRW billion, g=d-e-f)	PBR (=c/g)
Comparable companies of the wholly-owning parent company	KB Financial Group	158,000	358,587,722	56,656.9	60,830.0	1,781.8	4,359.4	54,688.8	1.04
	Shinhan Holdings	99,900	477,157,399	47,668.0	60,372.3	2,413.1	4,749.8	53,209.4	0.90
	Hana Financial Group	120,900	270,549,417	32,709.4	45,645.6	1,065.6	4,269.5	40,310.4	0.81
Median									0.90x
Comparable companies of the wholly owned subsidiary	Samsung Life Insurance	255,500	179,574,779	45,881.4	64,835.3	2,111.0	0.0	62,724.3	0.73
	Mirae Asset Life Insurance	17,770	130,480,000	2,318.6	2,448.1	0.0	0.0	2,448.1	0.95
Median									0.84x

(Unit: billion KRW, KRW per share, multiple)

Report Type	Company to become the Wholly-Owning Parent Company (Woori Financial Group Inc.)	Company to become a wholly-owned subsidiary (Tongyang Life Insurance Co., Ltd.)
A. Book value of net assets (KRW billion)	32,307	1,549
B. PBR	0.90x	0.84x
C. Estimated Equity Value (KRW billion)	28,942	1,300
D. Number of Shares (shares) (Note 1)	727,752,783	156,062,581
E. Estimated value per share (KRW)	39,769	8,330
F. Exchange Ratio	0.2094516

Note 1) The number of outstanding shares used for valuation was calculated by deducting from the total number of issued and outstanding common shares as of the valuation date, 53,945 treasury shares and, 6,269,592 shares expected to be repurchased and canceled pursuant to the public announcement of the board resolution approving the cancellation of treasury shares on February 6, 2026, which amount was estimated based on the closing price on the trading day immediately preceding the date of the board resolution. Subsequently, the actual number of treasury shares repurchased was finalized at 5,986,638 shares due to changes in the Company’s share price and other factors. Reflecting this adjustment, the number of outstanding shares used for valuation was 728,035,737 shares.

B. Review Results of Deloitte Anjin LLC

Summary of Valuation Review Relating to the Share Exchange Ratio of

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd.

(Unit: KRW per share, ratio)

Valuation Method	Woori Financial Group Inc.		Tongyang Life Insurance Co., Ltd.
	Minimum	Maximum	Minimum	Maximum
Reference Market Price	34,589		8,720
Intrinsic Value (FCFE/MVS)	45,332	60,172	8,234	12,630
Comparable Public Company Method	30,327	38,285	4,478	6,535
			Minimum	Maximum
Share Exchange Ratio (Reference Market Price)	1		0.2521056
Share Exchange Ratio (Intrinsic Value Method)	1	1	0.1368448	0.2786088
Share Exchange Ratio (Comparable Public Company Method)	1	1	0.1476585	0.1706953

*

The number of outstanding shares of Woori Financial Group Inc. used in calculating the share exchange ratios under the intrinsic value method and the comparable public company method was 728,035,737 shares, calculated by deducting 53,945 treasury shares and 5,986,638 treasury shares canceled on June 18, 2026 from the total of 734,076,320 issued and outstanding common shares as of the valuation date.

1. Results of the Intrinsic Value Review

1.1 Summary of the Intrinsic Value Review

(Unit: KRW, shares)

Item	Wholly Owning Parent Company		Wholly Owned Subsidiary
	(Woori Financial Group Inc.)		(Tongyang Life Insurance Co., Ltd.)
	Minimum	Maximum	Minimum	Maximum
a. Implied Value per Share Based on Intrinsic Value (Note 1)	45,332	60,172	8,234	12,630
b. Share Exchange Ratio Based on Intrinsic Value	0.1368448 ~ 0.2786088

Source: Information provided by the Companies and Deloitte Anjin LLC analysis.

(Note 1) Per-share values have been rounded to the nearest whole Korean won.

Deloitte Anjin LLC, the independent financial advisor, conducted its valuation review based on information provided by the companies participating in the share exchange and publicly available market information. Using the discounted free cash flow to equity (“FCFE”) method, Deloitte Anjin LLC determined an implied value per share for Woori Financial Group Inc. ranging from KRW 45,332 to KRW 60,172. Using the market value of surplus (“MVS”) method, Deloitte Anjin LLC determined an implied value per share for Tongyang Life Insurance Co., Ltd. ranging from KRW 8,234 to KRW 12,630.

Accordingly, the implied share exchange ratio in the proposed share exchange was determined to range from 0.1368448 to 0.2786088 shares of Woori Financial Group Inc. for each share of Tongyang Life Insurance Co., Ltd.

1.2 Results of the Intrinsic Value Analysis of the Wholly Owning Parent Company and the Wholly Owned Subsidiary and Principal Assumptions

(1) Results of the Intrinsic Value Analysis

Results of the Intrinsic Value Analysis of the Company Becoming the Wholly Owning Parent Company

(Unit: KRW billions, shares)

Item	Wholly Owning Parent Company (Woori Financial Group Inc.)
a. Present value of projected cash flows during the forecast period	7,034
b. Present value of terminal cash flows	26,798
c. Present value of operating cash flows (a + b)	33,832
d. Non-operating assets	3,359
e. Equity value (c + d)	37,191
f. Outstanding shares (net of treasury shares) (Note 1)	728,035,737
g. Implied value per share (e ÷ f)(KRW)	51,084
– Minimum	45,332
– Maximum	60,172

Note 1) As of the valuation date, the number of outstanding shares of Woori Financial Group Inc. used for valuation was 728,035,737, calculated by deducting 53,945 treasury shares and 5,986,638 treasury shares canceled on June 18, 2026 from the total of 734,076,320 issued common shares.

Results of the Intrinsic Value Analysis of the Company Becoming the Wholly Owned Subsidiary

(Unit: KRW billions, shares)

		Company Becoming a Wholly Owned Subsidiary
Item		(Tongyang Life Insurance Co., Ltd.)
a. Book value of net assets		2,943
b. Fair value adjustments	Fair value adjustment of liabilities under current estimate assumptions	(1,408)
	Fair value adjustment for risk margin	(560)
	Deferred tax effect	476
	Total	(1,492)
c. Fair value of in-force business (a + b)		1,451
d. Fair value of new business		484
e. Equity value (c + d)		1,934
– Minimum		1,285
– Maximum		1,971
f. Total outstanding shares		156,062,581
g. Implied value per share (e ÷ f) (KRW)		12,394
– Minimum		8,234
– Maximum		12,630

(2) Valuation Date and Financial Statements Used in the Valuation

The valuation was performed using December 31, 2025, the most recent fiscal year-end, as the valuation date. For the valuation of the company to become the wholly owning parent company, the audited or reviewed consolidated or separate financial statements of each company prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) were used. For the valuation of the company to become the wholly owned subsidiary, the audited or reviewed financial position statements prepared in accordance with the Korean Insurance Capital Standard (“K-ICS”) for prudential supervisory purposes were used.

(3) Cash Flow Projection Period

The cash flow projection period was estimated as the period during which cash flows are reasonably foreseeable and are expected to reach a steady state, which was determined to be the five-year period from January 1, 2026 through December 31, 2030. Cash flows for each period were assumed to occur evenly throughout the year.

(4) Going Concern Assumption and Perpetual Growth Rate

For the company to become the wholly owning parent company, a perpetual growth rate of 1% was applied in estimating perpetual cash flows beyond 2030 under the going concern assumption, taking into consideration, among other factors, the outlook for the industries in which the respective companies operate and the characteristics of their businesses. Accordingly, cash flows beyond 2030 were determined by deducting the capital required to support growth from net income calculated by applying the perpetual growth rate to the projected financial amounts for each line item in the final year of the projection period.

For the company to become the wholly owned subsidiary, the MVS method was applied, under which the value of five years of new business was added to the value of the in-force business under the going concern assumption.

(5) Key Macroeconomic Indicators and Corporate Income Tax Rate

The projections for key macroeconomic indicators for the period from 2026 through 2030 were based on forecasts published by The Economist Intelligence Unit (“EIU”).

Item	2026	2027	2028	2029	2030
Nominal GDP Growth Rate	3.0%	3.2%	3.8%	3.6%	3.8%
Consumer Price Inflation Rate	1.7%	1.8%	2.1%	1.9%	1.9%
Average Wage Growth Rate	2.2%	2.6%	3.3%	2.8%	2.5%
Borrowing Interest Rate Borrowing Interest Rate	4.1%	4.0%	4.1%	4.2%	4.2%
Private Consumption Growth Rate	2.9%	3.0%	3.7%	3.9%	3.5%

Data: EIU

Corporate income tax expense was estimated by applying the corporate income tax rates (including local income tax) expected to be in effect for each taxable income bracket in each taxable year to the projected operating income generated during the projection period. For purposes of the valuation, net income and taxable income were assumed to be equal throughout the projection period.

1.3. Details of the Intrinsic Value Valuation of the Company to Become the Wholly Owning Parent Company

In light of the operating characteristics of the company to become the wholly owning parent company, the valuation was performed using the Free Cash Flow to Equity (“FCFE”) method. The projected cash flows during the projection period and the results of the valuation are as follows.

(Unit: KRW billions)

Item	Actual			Estimates
	2023	2024	2025	2026	2027	2028	2029	2030
Net Operating Revenue	9,837	10,440	10,957	10,479	11,011	11,531	12,122	12,599
Provision for Credit Losses	1,895	1,716	2,103	1,947	1,992	2,078	2,177	2,255
Selling and Administrative Expenses	4,443	4,469	5,180	4,887	4,956	5,171	5,378	5,527
Operating Income	3,499	4,255	3,675	3,645	4,064	4,282	4,567	4,817
Non-operating Income	18	–32	415	28	—	—	—	—
Corporate Income Tax Expense	891	1,051	863	979	1,107	1,167	1,246	1,314
Net Income (a)	2,627	3,171	3,228	2,694	2,956	3,115	3,322	3,502
Capital Required for Growth (b)				1,723	1,934	1,585	923	260
Free Cash Flow to Equity (c=a–b)				970	1,022	1,530	2,398	3,242
Present Value Factor (PV Factor) (Note 1)				0.958	0.879	0.806	0.740	0.678
Present Value of Free Cash Flows to Equity				929	898	1,233	1,774	2,200
Present Value of Free Cash Flows During the Projection Period (A)								7,034
Present Value of Perpetual Cash Flows (B) (Note 2)								26,798
Present Value of Cash Flows from Operating Activities (C = A + B)								33,832
Value of Non-operating Assets (D) (Note 3)								3,359
Equity Value of the Company to Become the Wholly Owning Parent Company (E = C + D)								37,191
Shares Outstanding (Note 4)								728,035,737
Per Share Value of the Company to Become the Wholly Owning Parent Company (KRW) (Note 5)								51,084

Data: Company-provided information and Analysis by Deloitte Anjin LLC.

(Note 1) Cash flows for each projected year were assumed to occur evenly throughout the year.

(Note 2) The present value of the perpetual cash flows was estimated by applying the perpetual growth model, under which the operating income before income taxes for 2030, the final year of the projection period, is assumed to grow at the perpetual growth rate thereafter. The detailed calculation is as follows.

(Unit: KRW billions)

Item	Company Becoming the Wholly-Owning Parent Company (Woori Financial Group Inc.)
Net Income for 2030 (A)	3,502
Perpetual Growth Rate (B)	1.00%
Net Income for 2031 (C = A × (1 + B))	3,537
Capital Required for Growth in 2031 (D) (*1)	376
Free Cash Flow to Equity for 2031 (E = C – D)	3,161
Cost of Equity (F)	9.00%
Present Value Factor (G=1÷(1+F) ^ Discount Period to 2030)	0.678
Present Value of Perpetual Cash Flows (H=E÷(F–B) x G)	26,798

Data: Company-provided information and Analysis by Deloitte Anjin LLC. Company-provided information and Analysis by Deloitte Anjin LLC.

*(1) Capital required for growth was calculated based on the assumption that the Common Equity Tier 1 (“CET1”) capital ratio would reach 13.2% in 2027 and be maintained at that level through 2030.

(Note 3) The non-operating assets of the company to become the wholly owning parent company are as follows.

Although the FCFE method was generally applied in valuing the company to become the wholly owning parent company, certain subsidiaries were excluded from the cash flow projections based on their business characteristics and relative significance. These subsidiaries were treated as non-operating assets, and their values were added separately to the equity value of the company.

For the two insurance subsidiaries, Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd., values were determined using the MVS method, which was considered the most appropriate valuation methodology for insurance companies.

The remaining eight subsidiaries—Woori Venture Partners Co., Ltd., Woori Asset Trust Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Fund Services Co., Ltd., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori FIS Co., Ltd., and Woori Financial Research Institute—were excluded from the cash flow projections after taking into account their business characteristics and their relative significance on a consolidated basis. Instead, their respective net asset book values as of December 31, 2025 were added to the company’s equity value.

(Note 4) As of the valuation date, the number of outstanding shares of Woori Financial Group Inc. was 728,035,737, calculated by deducting 53,945 treasury shares and 5,986,638 treasury shares that were retired on June 18, 2026 from the total 734,076,320 issued common shares.

(Note 5) The results of the sensitivity analysis of the per-share equity value to changes in the cost of equity and the perpetual growth rate are set forth below.

A sensitivity analysis was performed for the perpetual growth rate and the discount rate, which are key valuation assumptions. For each variable, changes of ±1.0 percentage point were applied.

Sensitivity Analysis (Per Share Value) (KRW per share)

		Cost of Equity (Ke)
Classification		8.00%	9.00%	10.00%
Perpetual Growth Rate	0.00%	57,057	50,530	45,332
	1.00%	58,392	51,084	45,419
	2.00%	60,172	51,797	45,528

(Note 6) The consolidated FCFE of Woori Financial Group Inc. was estimated by aggregating the projected financial statements prepared for each company included in the cash flow projections and then estimating consolidated financial statements after reflecting intercompany consolidation adjustments. The companies included in the cash flow projections consist of Woori Financial Group Inc. on a separate financial statements basis and six subsidiaries of Woori Financial Group Inc.—Woori Bank, Woori Card Co., Ltd., Woori Financial Capital Co., Ltd., Woori Investment & Securities Co., Ltd., and two other subsidiaries—excluding the ten subsidiaries classified as non-operating assets.

Thereafter, Free Cash Flow to Equity (“FCFE”) attributable to shareholders was determined by deducting the capital required for growth necessary to maintain the target Common Equity Tier 1 (“CET1”) capital ratio for the applicable period from consolidated net income. The resulting FCFE was discounted using the cost of equity, and a terminal value was added to determine the operating value. The value of non-operating assets that were not included in the cash flow projections was then added.

1.4. Details of the Intrinsic Value Valuation of the Company to Become the Wholly Owned Subsidiary

Taking into consideration the characteristics of an insurance company, the valuation was performed using the Market Value Surplus (“MVS”) Approach, an actuarial valuation methodology that reflects current estimates and risk margins in accordance with the applicable supervisory regulations. The valuation was based on the sum of (i) the fair value of the net assets relating to in-force insurance contracts and (ii) the fair value of future new business.

The results of the valuation under the MVS Approach are as follows.

(KRW billions)

Item		Company to Become the Wholly-Owned Subsidiary
		(Tongyang Life Insurance Co., Ltd)
A. Net Asset Book Value		2,943
B. Fair Value Adjustments	Fair Value Adjustment for Current Estimate Liabilities	(1,408)
	Fair Value Adjustment for Risk Margin	(560)
	Deferred Tax Effect	476
	Total	(1,492)
C. Fair Value Based on In-Force Business (A + B)		1,451
D. Fair Value of Future New Business		484
E. Shareholders’ Equity Value (C + D)		1,934
– Minimum		1,285
– Maximum		1,971
F. Total Outstanding Shares		156,062,581
G. Per Share Equity Value (E ÷ F) (KRW)		12,394
– Minimum		8,234
– Maximum		12,630

(1) Valuation Date and Financial Statements Used in the Valuation

The valuation was performed using December 31, 2025, the most recent fiscal year-end, as the valuation date. For purposes of the valuation, the audited or reviewed financial position statements prepared in accordance with the Korean Insurance Capital Standard (“K-ICS”) for prudential supervisory purposes were used.

(2) Fair Value Based on In-Force Business

The fair value based on in-force business was determined by estimating the fair value of insurance contract liabilities and reinsurance contract liabilities associated with the in-force business, valuing the assets and liabilities other than insurance liabilities, and subtracting total liabilities from total assets. For balance sheet accounts for which the carrying amount reported in the published financial statements was measured at fair value or considered a reasonable approximation of fair value, the reported carrying amount was used as a proxy for fair value.

(KRW billions)

Account(*)	Carrying Amount	Fair Value Adjustments	Fair Value	Remark
I. Total Assets	37,296	—	37,296
II. Total Liabilities	34,354	1,492	35,845
1. Policy Reserves	30,803	1,968	32,772	(	*1)
2. Other Liabilities	2,155	(476)	1,679	(	*2)
3. Separate Account Liabilities	1,395	—	1,395
Total Net Assets (Value of In-Force Business)	2,943	(1,492)	1,451

(*1) The current estimate liabilities presented in the financial position statement prepared under the prudential supervisory standards were adjusted to reflect the insurance liability normalization measures of the Financial Supervisory Service, changes in actuarial assumptions, and other relevant factors. A risk margin was also calculated and incorporated into the valuation.

(*2) As the net assets of Tongyang Life Insurance Co., Ltd. were measured at fair value, the valuation also reflected the corporate income tax effects arising from the additional taxable (or deductible) temporary differences resulting from the fair value adjustments.

The detailed valuation of the insurance contract liabilities is as follows.

(KRW billions)

Classification	Detailed Valuation Item	Amount
Current Estimate (*1)	Current Estimate (A)	31,475
Risk Margin (*2)	Cost of Capital Risk Margin (B)	1,297
Fair Value (A+B)		32,772
Carrying Amount (C)		30,803
Fair Value Adjustment (A+B–C)		1,968

(*1) Current estimate liabilities represent the present value of the probability-weighted expected future cash flows under the insurance contracts. The valuation reflects the Financial Supervisory Service’s insurance liability normalization measures and the effects of changes in actuarial assumptions.

(*2) The risk margin represents the compensation that would be required to transfer the insurance contracts to a third party due to the uncertainty associated with the expected value of the insurance obligations.

(3) Fair Value of Future New Business

The fair value of future new business was determined by estimating the value of new business expected to be generated over the five-year period following the valuation date, based on new business written during the immediately preceding one-year period. The results of the valuation are as follows.

(KRW billions)

Classification	Details	Amount
Value of New Business Written During the Immediately Preceding One-Year Period (*1)	Current Estimate (CE)	(247)
	Risk Margin (Insurance Risk and Operational Risk)	110
	Corporate Income Tax Adjustment	33
	Value of New Business Written During the Immediately Preceding One-Year Period	103
Value of New Business by Year (Discounted to Present Value) (*2)	Year 1	103
	Year 2	100
	Year 3	97
	Year 4	94
	Year 5	90
Total Value of New Business		484

(*1) The value of new business written during the immediately preceding one-year period was determined using insurance contracts newly written during the 12 months immediately preceding the valuation date, applying a methodology consistent with that used to determine the fair value of the in-force business.

(*2) The fair value of future new business was determined by assuming (i) a 0% growth rate in new business volume and (ii) the generation of new business over the next five years.

(4) Under the maximum case relative to the base scenario, the fair value of future new business was determined by reflecting the business plan projections of Tongyang Life Insurance Co., Ltd. Under the minimum case, in consideration of uncertainty in the assumed loss ratio, both the fair value of the in-force business and the fair value of future new business were determined using a scenario that assumes a 7.5% increase in the loss ratio.

2. Review of the Market Approach

2.1. Summary of Market Approach Review Results

(KRW and shares)

Classification	Company to Become the Wholly-Owning Parent Company		Company to Become the Wholly-Owned Subsidiary
	(Woori Financial Group Inc.)		(Tongyang Life Insurance Co., Ltd.)
	Minimum	Maximum	Minimum	Maximum
A. Per Share Value under the Comparable Public Company Method (Note 1)	30,327	38,285	4,478	6,535
B. Exchange Ratio under the Comparable Public Company Method	0.1476585 ~ 0.1706953

Source: Company-provided information and Analysis by Deloitte Anjin LLC.

(Note 1) Per share values have been rounded to the nearest whole Korean won.

The market approach consists of the Comparable Transactions Method and the Comparable Public Company Method. To estimate the equity values of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., the Comparable Public Company Method, using the price-to-book ratio (“PBR”), was applied.

Although the Comparable Transactions Method was considered by reviewing historical transactions involving comparable companies, it was not applied because there were no comparable transactions involving financial holding companies that included a controlling interest, and therefore the valuation multiples derived from such transactions were considered to have limited representativeness for determining fair value.

In addition, given the characteristics of financial institutions, which generate earnings based on shareholders’ equity and whose growth is constrained by regulatory capital requirements, the price-to-book ratio (“PBR”) was selected as the appropriate valuation multiple.

2.2. Market Value Determination Results and Key Assumptions for the Company to Become the Wholly Owning Parent Company and the Company to Become the Wholly Owned Subsidiary

(In billions of KRW, KRW per share and multiples)

Classification	Company to Become the Wholly-Owning Parent Company		Company to Become the Wholly-Owned Subsidiary
	(Woori Financial Group Inc.)		(Tongyang Life Insurance Co., Ltd.)
	Minimum	Maximum	Minimum	Maximum
A. Net Asset Book Valu	32,307	32,307	1,549	1,549
B. Price-to-Book Ratio (PBR) (B, x)	0.69x	0.87x	0.45x	0.66x
C. Treasury Share Acquisition Cost (C, KRW billions) (Note 1)	200	200	—	—
D. Estimated Equity Value (D = A × B – C, KRW billions)	22,079	27,873	699	1,020
E. Outstanding Shares (E, shares)	728,035,737	728,035,737	156,062,581	156,062,581
F. Estimated Per Share Value (D ÷ E, KRW)	30,327	38,285	4,478	6,535

Source: Company-provided information and Analysis by Deloitte Anjin LLC.

(Note 1) Woori Financial Group Inc. entered into a treasury share trust agreement on February 6, 2026, under which the aggregate purchase amount for treasury shares was KRW 200.0 billion. Although the number of shares used in determining the per share value excludes the treasury shares subject to the repurchase, the net asset book value as of December 31, 2025 does not reflect the effect of the treasury share acquisition. Accordingly, the treasury share acquisition cost of KRW 200.0 billion was separately deducted in estimating the equity value.

(1) Valuation Dates

The P/B multiples were determined as of December 31, 2025, January 31, 2026, February 28, 2026, March 31, 2026 and April 23, 2026, and the minimum and maximum multiples during such period were identified. The minimum multiple was based on December 31, 2025, and the maximum multiple was based on February 28, 2026.

(2) Selection of Comparable Companies

Comparable companies were selected based on similarities in business structure and scale. For Woori Financial Group Inc., three listed Korean banking financial holding companies—KB Financial Group Inc., Shinhan Financial Group Co., Ltd. and Hana Financial Group Inc.—were selected. For Tongyang Life Insurance Co., Ltd., three listed Korean life insurance companies—Mirae Asset Life Insurance Co., Ltd., Samsung Life Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd.—were selected.

For Woori Financial Group Inc., the three listed Korean banking financial holding companies were selected after analyzing growth (asset growth rate), profitability (return on equity, or ROE) and capital adequacy (BIS capital ratio). Of the nine domestic financial holding companies, two securities-focused financial holding companies whose principal subsidiaries are not banks, three regional bank holding companies that have not been designated as systemically important financial institutions (“SIFIs”), and Woori Financial Group Inc., the valuation subject, were excluded. Woori Financial Group Inc. was excluded because including the valuation subject could result in market risk distortion due to self-reference. Accordingly, the valuation was based on an independent market participant perspective to derive a representative level of market risk.

Company	Reason for Exclusion
Woori Financial Group	Subject Company
KB Financial Group	(Selected as a Comparable Company)
Shinhan Financial Group	(Selected as a Comparable Company)
Hana Financial Group	(Selected as a Comparable Company)
Meritz Financial Group	Securities-Focused Financial Holding Company
Korea Investment Holdings	Securities-Focused Financial Holding Company
BNK Financial Group	Regional Bank Holding Company
JB Financial Group	Regional Bank Holding Company
iM Financial Group	Regional Bank Holding Company

Tongyang Life Insurance Co., Ltd. selected three listed Korean life insurance companies—Mirae Asset Life Insurance Co., Ltd., Samsung Life Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd.—as comparable companies after analyzing growth (asset growth rate), profitability (return on invested assets) and financial soundness (solvency ratio).

Among the 12 listed Korean insurance companies, the reinsurance company (Korean Reinsurance Co.) and the guarantee insurance company (Seoul Guarantee Insurance Co.) were excluded, as were the six non-life insurance companies. Of the four listed life insurance companies, the subject company, Tongyang Life Insurance Co., Ltd., was excluded. The remaining three companies—Mirae Asset Life Insurance Co., Ltd., Samsung Life Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd.—were selected as comparable companies because there were no distinguishing characteristics warranting their exclusion and they were considered comparable in terms of industry and business operations. The subject company, Tongyang Life Insurance Co., Ltd., was excluded because including it in the comparable company group could distort market risk due to self-reference. Accordingly, the valuation was performed from an independent market participant perspective to derive a representative level of market risk.

Company	Reason for Exclusion
Tongyang Life Insurance	Subject Company
Hanhwa Life Insurance	(Selected as a Comparable Company)
Samsung Life Insurance	(Selected as a Comparable Company)
Mirae Asset Life Insurance	(Selected as a Comparable Company)
Hanhwa General Insurance	Non-Life Insurance Company
Lotte Non-Life Insurance	Non-Life Insurance Company
Heungkuk Fire & Marine Insurance	Non-Life Insurance Company
Samsung Fire & Marine Insurance	Non-Life Insurance Company
Hyundai Marine & Fire Insurance	Non-Life Insurance Company
DB Insurance	Non-Life Insurance Company
Korean Reinsurance	Reinsurance Company
Seoul Guarantee Insurance	Guarantee Insurance Company

(3) Net Asset Book Value

The net asset book values of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. were determined as of December 31, 2025, the most recent fiscal year-end, by deducting non-controlling interests and the carrying amount of hybrid securities from the carrying amount of total equity.

(4) Number of Shares

As of the valuation date, the number of outstanding shares of Woori Financial Group Inc. was 728,035,737, calculated by deducting 53,945 treasury shares and 5,986,638 treasury shares that were retired on June 18, 2026 from the total 734,076,320 issued common shares.

2.3. Details of the Minimum Market Value Determination (December 31, 2025)

(In KRW billions, KRW per share and multiples)

Classification	Company	Share Price (KRW, a)	Number of Shares (b)	Market Capitalization (KRW billions, c = a × b)	Carrying Amount of Total Equity (KRW billions, d)	Carrying Amount of Non-controlling Interests (KRW billions, e)	Carrying Amount of Hybrid Securities (KRW billions, f)	Carrying Amount of Controlling Equity (KRW billions, g = d - e - f)	PBR (=c/g)
Comparable Companies of the Company to Become the Wholly Owning Parent Company	KB Financial Group	124,700	358,587,722	44,715.9	60,830.0	1,781.8	4,359.4	54,688.8	0.82
	Shinhan Financial Group	76,900	477,157,399	36,693.4	60,372.3	2,413.1	4,749.8	53,209.4	0.69
	Hana Financial Group	94,100	270,549,417	25,458.7	45,645.6	1,065.6	4,269.5	40,310.4	0.63
Median									0.69X
Comparable Companies of the Company to Become the Wholly Owned Subsidiary	Hanhwa Life Insurance	3,255	751,390,250	2,445.8	16,623.4	2,748.2	3,068.5	10,806.8	0.23
	Samsung Lie Insurance	157,600	179,574,779	28,301.0	64,835.3	2,111.0	–	62,724.3	0.45
	Mirae Asset Life Insurance	9,380	130,480,000	1,223.9	2,448.1	–	–	2,448.1	0.50
Median									0.45X

(In KRW billions, KRW per share and multiples)

Classification	Company to Become the Wholly- Owning Parent Company(Woori Financial Group Inc.)	Company to Become the Wholly- Owned Subsidiary(Tongyang Life Insurance Co., Ltd.)

A. Net Asset Book Value (KRW billions)	32,307	1,549

B. PBR	0.69X	0.45X

C. Treasury Share Acquisition Cost (Note 1)	200	–

D. Estimated Equity Value (KRW billions)	22,079	699

E. Outstanding Shares (shares) (Note 2)	728,035,737	156,062,581

F. Estimated Per Share Value (KRW)	30,327	4,478

G. Exchange Ratio	0.1476585

(Note 1) Pursuant to Woori Financial Group Inc.’s decision to enter into a treasury share trust agreement, as publicly announced on February 6, 2026, the aggregate purchase amount for treasury shares was KRW 200.0 billion. Although the number of shares used in determining the per share value excludes the treasury shares subject to the repurchase, the net asset book value as of December 31, 2025 does not reflect the effect of the treasury share acquisition. Accordingly, the treasury share acquisition cost of KRW 200.0 billion was separately deducted in estimating the equity value.

(Note 2) As of the valuation date, the number of outstanding shares of Woori Financial Group Inc. was 728,035,737, calculated by deducting 53,945 treasury shares and 5,986,638 treasury shares that were retired on June 18, 2026 from the total 734,076,320 issued common shares.

2.4. Details of the Maximum Market Value Determination (February 28, 2026)

(In KRW billions, KRW per share and multiples)

Classification	Company	Share Price (KRW, a)	Number of Shares (b)	Market Capitalization (KRW billions, c = a × b)	Carrying Amount of Total Equity (KRW billions, d)	Carrying Amount of Non-controlling Interests (KRW billions, e)	Carrying Amount of Hybrid Securities (KRW billions, f)	Carrying Amount of Controlling Equity (KRW billions, g = d - e - f)	PBR (=c/g)
Comparable Companies of the Company to Become the Wholly Owning Parent Company	KB Financial Group	159,000	358,587,722	57,015.4	60,830.0	1,781.8	4,359.4	54,688.8	1.04
	Shinhan Financial Group	96,900	477,157,399	46,236.6	60,372.3	2,413.1	4,749.8	53,209.4	0.87
	Hana Financial Group	121,800	270,549,417	32,952.9	45,645.6	1,065.6	4,269.5	40,310.4	0.82
Median									0.87X
Comparable Companies of the Company to Become the Wholly Owned Subsidiary	Hanhwa Life Insurance	4,955	751,390,250	3,723.1	16,623.4	2,748.2	3,068.5	10,806.8	0.34
	Samsung Life Insurance	230,000	179,574,779	41,302.2	64,835.3	2,111.0	–	62,724.3	0.66
	Mirae Asset Life Insurance	13,320	130,480,000	1,738.0	2,448.1	–	–	2,448.1	0.71
Median									0.66X

(In KRW billions, KRW per share and multiples)

Classification	Company to Become the Wholly- Owning Parent Company (Woori Financial Group Inc.)	Company to Become the Wholly- Owned Subsidiary (Tongyang Life Insurance Co., Ltd.)

A. Net Asset Book Value (KRW billions)	32,307	1,549

B. Price-to-Book Ratio (P/B Ratio)	0.87X	0.66X

C. Treasury Share Acquisition Cost (Note 1)	200	–

D. Estimated Equity Value (KRW billions)	27,873	1,020

E. Outstanding Shares (shares) (Note 2)	728,035,737	156,062,581

F. Estimated Per Share Value (KRW)	38,285	6,535

G. Exchange Ratio	0.1706953

(Note 1) Pursuant to Woori Financial Group Inc.’s decision to enter into a treasury share trust agreement, as publicly announced on February 6, 2026, the aggregate purchase amount for treasury shares was KRW 200.0 billion. Although the number of shares used in determining the per share value excludes the treasury shares subject to the repurchase, the net asset book value as of December 31, 2025 does not reflect the effect of the treasury share acquisition. Accordingly, the treasury share acquisition cost of KRW 200.0 billion was separately deducted in estimating the equity value.

(Note 2) As of the valuation date, the number of outstanding shares of Woori Financial Group Inc. was 728,035,737, calculated by deducting 53,945 treasury shares and 5,986,638 treasury shares that were retired on June 18, 2026 from the total 734,076,320 issued common shares.

III. Procedures for the Comprehensive Share Exchange and Transfer

1. Share Exchange

A. Details of Share Exchange

As of the share exchange date (August 11, 2026), among the shareholders registered in the shareholder registry of Tongyang Life Insurance Co., Ltd., which is expected to become a wholly owned subsidiary, the shareholders excluding Woori Financial Group Inc. (as for treasury shares acquired by Tongyang Life Insurance Co., Ltd. as a result of exercise of appraisal rights by dissenting shareholders in connection with this Share Exchange, it includes Tongyang Life Insurance Co., Ltd. itself; hereinafter, the “Share Exchange Target Shareholders”) who hold shares of Tongyang Life Insurance Co., Ltd. shall have such shares transferred to Woori Financial Group Inc. on the share exchange date, and in consideration thereof, Woori Financial Group Inc. shall allocate newly issued common shares of Woori Financial Group Inc. (par value KRW 5,000) at a ratio of 0.2521056 common shares of Woori Financial Group Inc. for each one (1) common share of Tongyang Life Insurance Co., Ltd. (par value KRW 5,000) to the Share Exchange Target Shareholders, totaling 8,696,875 common shares. Woori Financial Group Inc. does not plan to deliver its treasury shares to the Share Exchange Target Shareholders.

B. Treatment of Fractional Shares

Where fractional shares (less than one share) arise in the allocation of shares to the Share Exchange Target Shareholders as a result of the exchange ratio, Woori Financial Group Inc. will pay cash equivalent to such fractional shares. The cash amount shall be calculated based on the closing price of its newly issued shares on the listing date (defined as the closing price on the Korea Exchange KOSPI market), and shall be paid in cash within one month from the share exchange date.

C. Listing and Trading of New Shares

The listing date of the new shares (registered common shares) of Woori Financial Group Inc. to be issued in connection with this Share Exchange is August 31, 2026 However, the scheduled listing date of the new shares (registered common shares) is subject to change depending on consultation with and approval from relevant authorities.

2. Increase in Capital and Capital Reserve

The increase in capital of Woori Financial Group Inc. resulting from this comprehensive share exchange will be KRW 43,484,376,432 (calculated as number of newly issued shares × par value of KRW 5,000 per share).

Woori Financial Group Inc. planned to repurchase treasury shares in the amount of KRW 200 billion from February 10, 2026 to June 10, 2026 as part of its shareholder return policy, and completed the repurchase of 5,986,638 treasury shares as of June 5, 2026 (with no repurchases conducted during the exchange ratio calculation period from March 24, 2026 to April 23, 2026 in order to minimize conflicts of interest). Pursuant to Woori Financial Group Inc.’s public announcement of its decision to cancel treasury shares on June 10, 2026, all 5,986,638 treasury shares repurchased for an aggregate purchase price of KRW 200 billion were cancelled on June 18, 2026. Following the amendment to Article 343(1) of the KCC, promulgated and effective on March 6, 2026, treasury shares held by a company may be cancelled by board resolution without requiring a special resolution of shareholders or creditor protection procedures for capital reduction. Accordingly, Tongyang Life Insurance Co., Ltd. cancelled all of its treasury shares (5,296,004 shares) by board resolution on April 30, 2026.

As of the submission date of this Registration Statement, with respect to all treasury shares to be acquired by Tongyang Life Insurance Co., Ltd. from dissenting shareholders exercising appraisal rights in connection with this Share Exchange (the number of such shares cannot be estimated as of the submission date of this securities registration statement), Woori Financial Group Inc.’s treasury shares will be allotted as consideration, and such shares shall be disposed of within three (3) years from the date of acquisition in accordance with Article 342-2 of the KCC and Article 62-2 of the FHCA.

The amount of capital reserve to be increased shall be the amount equivalent to the total issuance proceeds of the newly issued shares of Woori Financial Group Inc. less the total increase in capital. Provided, however, that if the amount calculated under applicable laws and Korean International Financial Reporting Standards (K-IFRS) differs from the amount calculated under the foregoing method, the amount determined under such laws and accounting standards may be used as the capital reserve.

3. Payment of Cash Consideration, etc.

In addition to cash payments to Share Exchange Target Shareholders arising from fractional shares in accordance with “III. Procedures for the Comprehensive Share Exchange and Transfer – 1. Share Exchange – B. Treatment of Fractional Shares,” no additional cash consideration will be paid by Woori Financial Group Inc. in connection with this Share Exchange.

4. Compensation to Specific Shareholders

In connection with the Share Exchange, there shall be no direct or indirect additional compensation, including special grants or other payments, to be paid by either party to the Share Exchange or its specially related persons to any specific shareholders of the other party.

5. Costs of Share Exchange

All costs and expenses related to legal, tax, and other advisory services in connection with this Share Exchange shall be borne by each respective party that incurs such costs. As of the date of filing of this Registration Statement, the costs have not been determined, but the estimated expenses are as follows.

Report Type	Amount (KRW million)	Basis for Calculation

Advisory Fees	2,226	Legal, tax, and other matters

Other Expenses	319	Registration and license tax, local education tax, and costs for the preparation of the prospectus

Total	2,545	VAT excluded

Note) The costs associated with the Share Exchange set forth above are subject to change during the course of the transaction.

6. Ownership of Treasury Shares and Disposal Policy

(Reference Date: May 13, 2026)

Report Type	Woori Financial Group Inc.	Tongyang Life Insurance Co., Ltd.

Treasury shares held	53,945 shares	Not applicable

Policy for Treatment of Treasury Shares	Not intended to be utilized for this Share Exchange	Woori Financial Group’s registered common shares or cash (in case of fractional shares) corresponding to the exchange ratio will be paid. Note 1), Note 2)

Shareholding in the Counterparty Company Note 3)	Common shares of Tongyang Life Insurance Co., Ltd. 121,565,627 shares (77.90%)

Note 1) As of the filing date of the Registration Statement. However, if treasury shares are acquired as a result of Tongyang Life Insurance shareholders exercising their appraisal rights in connection with the Share Exchange, Woori Financial Group Inc.’s registered common shares or cash (in the case of fractional shares) corresponding to the exchange ratio will be paid in respect thereof.

Note 2) A comprehensive share exchange is a system under which the wholly owning parent company acquires all issued shares of the wholly owned subsidiary (Article 360-2(1) of the KCC). the KCC provides that, on the share exchange date, treasury shares held by the wholly owned subsidiary are also allocated shares of the wholly owning parent company, and recognizes an exception to the restriction on a subsidiary’s acquisition of its parent company’s shares (Article 342-2(1)1 of the KCC) on this basis. Accordingly, new shares of Woori Financial Group Inc. will be allocated in respect of the treasury shares held by Tongyang Life Insurance as of the share exchange date (including treasury shares acquired as a result of the exercise of appraisal rights by shareholders of Tongyang Life Insurance) in accordance with the exchange ratio. Tongyang Life Insurance Co., Ltd. shall dispose of the shares of Woori Financial Group Inc. allocated in respect of the treasury shares held by it as of the share exchange date within three (3) years from the date of acquisition (August 11, 2026, being the share exchange date) pursuant to Article 62-2(1) of the FHCA, and such disposal of shares may have an impact on the share price of Woori Financial Group Inc.

Note 3) The 121,565,627 common shares of Tongyang Life Insurance Co., Ltd. held by Woori Financial Group Inc. as of the submission date of this Registration Statement are not subject to this comprehensive share exchange.

Note 4) As of the submission date of this Registration Statement, the 6,269,592 treasury shares scheduled for acquisition and cancellation pursuant to the treasury share cancellation resolution disclosed on February 6, 2026 are not included in the treasury share holdings of Woori Financial Group Inc.

7. Transfer of Employment Contract Relationship

Not applicable.

8. Damage to Class Shareholders

Not applicable.

9. Creditor Protection Procedures

Not applicable.

10. Other Terms and Conditions of the Share Exchange

Notwithstanding Article 360-13 of the KCC, the term of office of directors and audit committee members of Woori Financial Group Inc. who were appointed prior to the Share Exchange shall remain unchanged, and no new officers will be appointed as a result of the Share Exchange.

The schedule of the Share Exchange may be adjusted, including changes to the overall timetable, in accordance with the Share Exchange Agreement approved by the boards of directors of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., and may be modified by mutual agreement between the parties. The authority to make such agreement is delegated to the respective Representative Directors of both companies.

IV. Business Operations and Assets

Not applicable.

V. Principal Rights Attached to the New Shares

1. Common Registered Shares to be Delivered and Exchange Ratio

A. As of the share exchange date (August 11, 2026), among the shareholders registered in the shareholder registry of Tongyang Life Insurance Co., Ltd., which is expected to become a wholly owned subsidiary, the shareholders excluding Woori Financial Group Inc. (hereinafter, the “Share Exchange Target Shareholders”) shall have their shares transferred to Woori Financial Group Inc. on the share exchange date. In consideration thereof, Woori Financial Group Inc. shall allocate newly issued common shares (par value KRW 5,000 per share) at an exchange ratio of 0.2521056 common shares of Woori Financial Group Inc. per one (1) common share of Tongyang Life Insurance Co., Ltd. (par value KRW 5,000 per share) to the Share Exchange Target Shareholders, and shall issue and allot a total of 8,696,875 common shares. Woori Financial Group Inc. does not intend to deliver its treasury shares to the Share Exchange Target Shareholders. This Share Exchange is to be settled through the issuance of new shares of Woori Financial Group Inc.; accordingly, dilution of existing shareholders’ equity interest in Woori Financial Group Inc. may occur as a result of such issuance.

Report Type	Current	Increase	Following the Share Exchange
Number of issued shares	728,089,682	8,696,875	736,786,557
Number of shares outstanding	728,035,737	8,696,875	736,732,612

Note 1) As of the date of filing of this Registration Statement

Note 2) Newly issued common shares of Woori Financial Group Inc., the wholly-owning parent company, to be delivered to Tongyang Life Insurance Co., Ltd., a wholly-owned subsidiary, have been included in the number of shares outstanding in consideration of the disposal obligation under relevant statutes and regulations.

In addition, Woori Financial Group Inc. may acquire additional treasury shares as a result of the exercise of appraisal rights by shareholders of Tongyang Life Insurance Co., Ltd. prior to the share exchange date. In this case, new shares of Woori Financial Group Inc. will be allocated to the treasury shares currently held by Tongyang Life Insurance Co., Ltd. as of the share exchange date in accordance with the exchange ratio. Tongyang Life Insurance Co., Ltd. shall dispose of the shares of Woori Financial Group Inc. allocated in respect of the treasury shares held by it as of the share exchange date within three years from the date of acquisition thereof (August 11, 2026, being the share exchange date) in accordance with Article 62-2(1) of the FHCA, and such disposal of shares may have an impact on the share price of Woori Financial Group Inc.

B. In the issuance of new shares in connection with this Share Exchange, where fractional shares of less than one (1) share arise, Woori Financial Group Inc. shall pay cash equivalent to such fractional shares to the Share Exchange Target Shareholders to whom such fractional shares are attributable. Such cash amount shall be calculated based on the closing price of the newly issued shares on the listing date (scheduled for August 31, 2026) (meaning the closing price traded on the Korea Exchange KOSPI market), and shall be paid within one (1) month from the share exchange date.

C. Excluding cash payments for fractional shares of less than one (1) share, there will be no additional share exchange consideration payable by Woori Financial Group Inc. to the Share Exchange Target Shareholders in connection with this Share Exchange.

2. Rights Attached to the Newly Issued Shares

A. The exchange shares to be issued are registered common shares.

B. In connection with the exchange shares, there are no special provisions in the articles of incorporation or otherwise that restrict shareholders’ rights, including dividend rights or voting rights.

3. Major Rights Attached to Shares Delivered by the Wholly Owning Parent Company

The relevant provisions of the Articles of Incorporation of Woori Financial Group Inc. are excerpted below.

<Par Value, Total Number of Shares to be Issued, Types of Shares, and Matters Concerning Preemptive Rights>

Article 5 (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be 4,000,000,000 shares.

Article 6 (Per Share Value) The par value of each share to be issued by the Company shall be KRW 5,000.

Article 8 (Classes of Shares)

① Shares to be issued by the Company shall be common shares and class shares.

② Class shares to be issued by the Company shall be class shares entitled to profit dividends, class shares without voting rights, convertible shares, redeemable shares, and shares incorporating all or some of the foregoing.

③ Notwithstanding Articles 10 through 10-5, the number of class shares without voting rights to be issued by the Company shall not exceed one-half (1/2) of the total number of issued and outstanding shares.

<Preemptive Rights>

Article 11 (Preemptive Rights)

① The issuance of new shares by the Company by a resolution of the Board of Directors shall be as follows:

1. By granting the existing shareholders an opportunity to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings;

2. By granting certain persons (including the shareholders of the Company) (such as foreign investors, domestic and foreign financial institutions, institutional investors, allied companies, investment companies, management-participating type private equity funds and investment-purpose companies) an opportunity to subscribe for new shares to be issued by the Company, in a manner other than is set forth in Item 1 above, as deemed necessary to achieve the Company’s management objectives (including, but not limited to, introduction of new technology, improvement of the financial structure of the Company or its subsidiaries, etc., funding, and strategic business alliance), up to 50/100 of the total issued and outstanding shares of the Company; and

3. By granting a large number of unspecified persons (including shareholders of the Company) an opportunity to subscribe for new shares to be issued by the Company, in a manner other than as set forth in Item 1 above, up to 50/100 of the total issued and outstanding shares of the Company, and allotting new shares to such persons who subscribe to.

② If new shares are allotted under Item 3 of Paragraph (1) above, new shares shall be allotted by any of the following methods by a resolution of the Board of Directors:

1. Allotting new shares to a large number of unspecified persons who subscribe, without classifying the types of persons who are granted the opportunity to subscribe, for new shares to be issued by the Company;

2. Allotting new shares to members of the Employee Stock Ownership Association pursuant to applicable laws and granting a large number of unspecified persons an opportunity to subscribe for new shares, including those which had not been subscribed for;

3. Granting the existing shareholders the opportunity to preferentially subscribe for new shares to be issued by the Company and granting a large number of unspecified persons the opportunity to be allotted new shares which had not been subscribed for; and

4. Granting certain types of persons an opportunity to subscribe for new shares to be issued by the Company, in accordance with reasonable standards set forth in applicable laws, such as book building by an investment dealer or investment broker as underwriter or arranger.

③ In allotting new shares under Items 2 or 3 of Paragraph (1) above, the Company shall give an individual notice to the shareholders or make a public notice of the matters prescribed under Article 416, Items 1, 2, 2-2, 3 and 4 of the KCC (the “KCC”), at least two (2) weeks prior to the due date for payment of the new shares;

provided, that in lieu of such individual notice or public notice, a Material Fact Report may be publicly disclosed to the Financial Services Commission and the Korea Exchange pursuant to the FSCMA.

such notification or public announcement may be substituted by the filing of a material event report with the Financial Services Commission and the Korea Exchange.

④ In the event of issuance of new shares by any of methods set forth in Paragraph (1) above, the type and number of shares to be issued and the issue price shall be determined by a resolution of the Board of Directors.

⑤ If the allotted new shares are not subscribed for, or the subscription price therefor is not paid, by the specified due date, such unsubscribed or unpaid shares shall be disposed of by a resolution of the Board of Directors, in accordance with the relevant laws, including taking into account the appropriateness of issue price.

⑥ Fractional shares, if any, resulting from the allocation of new shares shall be disposed of by a resolution of the Board of Directors.

⑦ In the event of allocation of new shares under Item 1 of Paragraph (1) above, the Company shall issue certificates of the warrants to the shareholders.

<Matters Concerning Dividends>

Article 13 (Equal Dividends)

The Company shall pay equal dividends for the same type of shares (including converted shares) outstanding as of the dividend record date, regardless of the issuance date of such shares

Article 59 (Distribution of Dividends)

① Dividends may be distributed in cash, stock or other property.

② The Company may set a record date for determining the shareholders entitled to receive dividends under Paragraph (1) by a resolution of the Board of Directors and provided that the Company shall give at least two(2) weeks prior notice of such record date to the public.

③ If the Company distributes dividends in other property under Paragraph (1) above, the shareholders may request to be paid in cash rather than in such property, and the Company may pay cash instead of such property to shareholders holding less than a certain number of shares of the Company.

Article 60 (Quarterly Dividends)

① The Company may pay quarterly dividends in cash under Article 165-12 of the FSCMAby a resolution of the Board of Directors, provided that such resolution shall be made within 45 days from the end of March, June and September of each fiscal year.

② The Company may set a record date for determining the shareholders entitled to receive dividends under Paragraph (1) by a resolution of the Board of Directors, provided that the Company shall give at least two weeks’ prior notice of such record date to the public.

③ The quarterly dividends shall be paid within the limit of the amount remaining after deducting each of the following amounts from the amount of net assets recorded in the balance sheet of the immediately preceding fiscal year :

1. The amount of paid in capital for the immediately preceding fiscal year;

2. The aggregate sum of capital reserves and earned surplus reserves accumulated up to the immediately preceding fiscal year;

3. The unrealized gain as set forth in the Enforcement Decree of the KCC;

4. The amount resolved to be distributed as profits at an ordinary general meeting of shareholders for the immediately preceding fiscal year;

5. The voluntary reserves accumulated for a specific purpose up to the immediately preceding fiscal year pursuant to these Articles of Incorporation or a resolution of the general meeting of shareholders;

6. The earned surplus reserves to be accumulated for the relevant fiscal year as a result of the quarterly dividends; and

7. The aggregate amount of quarterly dividends paid during the current fiscal year, if any.

④ For quarterly dividends, the same dividend rate as that of common shares of the Company shall apply to class shares under Articles 10 through 10-5 hereof.

VI. Investment Risk Factors

1. Risks Relating to Conditions for Completion of the Share Exchange

A. Risks Relating to Approval by the Board of Directors in Lieu of a Shareholders’ Meeting and Approval at the Extraordinary General Meeting of Shareholders

Woori Financial Group Co., Ltd., as the Wholly-Owning Parent Company, satisfies the requirements for a small-scale share exchange under Article 360-10 of the KCC and intends to proceed with the share exchange in accordance with the small-scale share exchange procedures. In the case of Tongyang Life Insurance Co., Ltd., which will become the wholly-owned subsidiary, the simplified share exchange requirements under Article 360-9 of the KCC are not satisfied. Accordingly, approval of the Share Exchange must be obtained at an extraordinary general meeting of shareholders. Therefore, Woori Financial Group Inc. will proceed with this Share Exchange through a board of directors’ resolution in lieu of a shareholders’ meeting, and Tongyang Life Insurance Co., Ltd. will proceed through an extraordinary shareholders’ meeting.

If shareholders holding 20% or more of the total issued and outstanding shares of Woori Financial Group Co., Ltd. submit objections to the small-scale share exchange, Woori Financial Group Co., Ltd. may no longer proceed with the board resolution in lieu of a shareholders’ meeting, which may constitute grounds for termination or modification of the share exchange agreement. As of the filing date of the Registration Statement (May 14, 2026), the objection period for the small-scale share exchange (May 6, 2026 to May 13, 2026) has already ended. The number of shares held by shareholders who submitted objections totaled 4,396,004 shares, representing approximately 0.6% of the total 734,076,320 issued shares of Woori Financial Group Co., Ltd., which does not meet the 20% threshold. Accordingly, this share exchange will proceed as a small-scale share exchange as planned. In the event that the transaction proceeds as a small-scale share exchange, approval of the share exchange may be substituted by a board resolution, and shareholders of Woori Financial Group Co., Ltd. will not be granted appraisal rights.

If this Share Exchange Agreement is not approved by the board of directors or the shareholders’ meeting of either Woori Financial Group Co., Ltd. or Tongyang Life Insurance Co., Ltd., the Share Exchange Agreement shall automatically lose effect retroactively without any separate action by the parties, and the share exchange may be terminated. Investors are advised to take note of this matter.

Woori Financial Group Inc., which will become the Wholly-Owning Parent Company, satisfies the requirements for a small-scale share exchange pursuant to Article 360-10 of the KCC, and accordingly intends to proceed with the Share Exchange in accordance with the small-scale share exchange procedures. As for Tongyang Life Insurance Co., Ltd., which will become a wholly-owned subsidiary, the requirements for a simplified share exchange under Article 360-9 of the KCC are not satisfied; therefore, approval for this Share Exchange must be obtained at an extraordinary general meeting of shareholders. Therefore, in connection with the Exchange of Shares, Woori Financial Group Inc. will proceed through a board of directors meeting in lieu of a general meeting of shareholders, and Tongyang Life Insurance Co., Ltd. will proceed through an extraordinary general meeting of shareholders. The relevant provisions of the KCC are as follows.

ø Article 360-9 of the KCC (Simplified Share Swaps)

(1) In cases where all the shareholders of a company becoming a wholly owned subsidiary give their consent or where a company becoming a wholly owning parent company owns at least 90 percent of the total number of issued and outstanding shares of the company becoming the wholly owned subsidiary, the approval of a general meeting of shareholders of the company becoming the wholly owned subsidiary may substitute for the approval of the board of directors.

ø Article 360-10 of the KCC (Small-Scale Share Swaps)

(1) Where the total number of new shares issued and treasury shares transferred for a share swap by a company becoming a wholly owning parent company does not exceed ten percent of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders under the provision of Article 360-3 (1) of the relevant company may be substituted by the approval of the board of directors: Provided, That the foregoing shall not apply where the money or other assets to be provided to the shareholders of the company becoming a wholly owned subsidiary has been determined and the value thereof exceeds five percent of the value of the current net assets of the company becoming a wholly owning parent company on its final balance sheet provided for in Article 360-4 (1) 3.

(4) A company becoming a wholly owning parent company shall give a public notice on the business title and the head office of the company becoming a wholly owned subsidiary, the date of share swap and the purport that a share swap is to be made without obtaining an approval under Article 360-3 (1), or notify it to the shareholders, within two weeks of the preparation of a share swap agreement.

(5) In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of a company becoming a wholly owning parent company notifies the company in writing of his/her intent to oppose to the share swap under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the share swap under this Article shall not be made.

However, if shareholders holding 20% or more of the total issued and outstanding shares of Woori Financial Group Co., Ltd. submit objections to the small-scale share exchange, the Company may no longer proceed with approval by board resolution in lieu of a general meeting of shareholders. In such case, this may constitute a ground for termination or amendment of the share exchange agreement. As of the filing date of this Registration Statement (May 14, 2026), the objection submission period for the small-scale share exchange (May 6, 2026 to May 13, 2026) had been completed. The number of shares held by dissenting shareholders totaled 4,396,004 shares, representing approximately 0.6% of the total 734,076,320 issued and outstanding shares of Woori Financial Group Co., Ltd., and therefore does not meet the 20% threshold. Accordingly, the Share Exchange will proceed as a small-scale share exchange as planned. In the case of a small-scale share exchange, approval may be obtained by a board resolution in lieu of a shareholders’ meeting, and shareholders of Woori Financial Group Co., Ltd. will not be granted appraisal rights.

If the Share Exchange is rejected at the board meeting in lieu of a shareholders’ meeting, the transaction may be terminated. In addition, if the Company elects to proceed under the general share exchange procedure requiring approval at a shareholders’ meeting, approval must be obtained by the affirmative vote of at least two-thirds of the votes of shareholders present and at least one-third of the total issued and outstanding shares of Woori Financial Group Co., Ltd. If such resolution is not approved at the shareholders’ meeting, the Share Exchange may be terminated. Investors are advised to take this into consideration. Investors are advised to take note of this matter.

Meanwhile, if the resolution regarding the Share Exchange is not approved at an extraordinary general meeting of shareholders of Tongyang Life Insurance Co., Ltd., the Share Exchange may not be consummated. Investors are advised to take this risk into consideration.

B. Risks Relating to Amendment, Termination, or Invalidity of the Share Exchange Agreement

If any of the events specified in the share exchange agreement entered into between Woori Financial Group Co., Ltd. and Tongyang Life Insurance Co., Ltd. (the “Share Exchange Agreement”) occurs, the Share Exchange Agreement may become retroactively invalid, or the parties may terminate or amend the Share Exchange Agreement.

Pursuant to the Share Exchange Agreement, if the resolution approving the Share Exchange Agreement is rejected by the board of directors of Woori Financial Group Co., Ltd. or the general meeting of shareholders of Tongyang Life Insurance Co., Ltd., the Share Exchange Agreement shall automatically and retroactively become null and void without any separate action by the parties. The parties may also terminate or amend the Share Exchange Agreement by mutual agreement.

Although the likelihood of termination of the Share Exchange Agreement due to rejection of the approval resolution by the board of directors of Woori Financial Group Co., Ltd. or the general meeting of shareholders of Tongyang Life Insurance Co., Ltd. is not considered high, the possibility of termination due to events such as force majeure, or material changes in the assets or financial and managerial condition of either party, cannot be completely ruled out, and investors are advised to take this into consideration.

The Share Exchange may be subject to various conditions, and as a result, there is a risk that the agreement may lose its effectiveness, the transaction timetable may be delayed, or the Share Exchange may not be completed.

In particular, if any of the grounds for invalidity, amendment, or termination set forth in the Share Exchange Agreement occurs, the agreement may become retroactively void without any separate action by the parties, or Woori Financial Group Co., Ltd. and Tongyang Life Insurance Co., Ltd. may terminate or amend the Share Exchange Agreement.

[Share Exchange Agreement]

Article 13 (Effectiveness )

This Agreement shall become effective upon execution; provided, however, that if it is determined that approval of WFG’s board of directors (or, in the case of the proviso to Article 5(1) above, the general meeting of shareholders) or Tongyang’s general meeting of shareholders under Article 5 above cannot be obtained, this Agreement shall retroactively cease to have effect without further action by the Parties.

Article 14 (Amendment and Termination)

(1) If, after the execution of this Agreement and prior to the Share Exchange Date, any unavoidable circumstances render it impracticable to maintain this Agreement, including those due to changes in the external environment, including the capital markets, the Parties may terminate this Agreement by written agreement, and the authority to agree to any such termination shall be delegated to the Representative Director of each Party.

(2) If, after the execution of this Agreement and prior to the Share Exchange Date, any matter relating to the terms and conditions of this Agreement is found to be in violation of applicable laws or accounting standards, the Parties may amend this Agreement by written agreement so as to comply with such laws or accounting standards, and the authority to agree to any such amendment shall be delegated to the Representative Director of each Party.

(3) If, after the execution of this Agreement and prior to the Share Exchange Date, any of the following events occurs, the relevant Party may terminate this Agreement as set forth below or amend this Agreement through consultation with the other Party; for the avoidance of doubt, this Agreement may not be terminated after the Share Exchange Date:

1. If any shareholder holding 20% or more of the total number of issued shares of WFG gives written notice to WFG of its dissent to the Share Exchange pursuant to Article 360-10(5) of the KCC and Article 62-2(2) of the FHCA, by written notice from WFG, unless WFG resolves pursuant to the proviso of Article 5(1) of this Agreement, to proceed with the Share Exchange by way of applicable procedures for an ordinary share exchange;

2. If there is a material adverse change in the assets, liabilities, or management conditions of either Party (including the commencement of bankruptcy, insolvency, or rehabilitation proceedings), by written notice from the other Party;

3. If any governmental approvals or permits required in connection with the Share Exchange become definitively unobtainable, if the Share Exchange results in a material and incurable violation of law, or if any other grounds arise, that renders the continued existence of this Agreement untenable, by written notice from either Party; or

4. If the aggregate purchase price payable by Tongyang to its shareholders in connection with the exercise of appraisal rights exceeds Korean Won 200 billion (such aggregate purchase price to be determined based on the amount calculated in accordance with the FSCMA and the regulations thereunder), by written notice from Tongyang.

(4) The Parties may enter into one or more separate agreements with respect to any matter requiring additional agreement for the Share Exchange, and any such separate agreement shall be deemed part of this Agreement.

(5) If any of the terms and conditions of the Share Exchange, including the Exchange Ratio, are changed, the Parties shall execute an agreement confirming such change, and such agreement shall be deemed a part of this Agreement

(6) If this Agreement is terminated or amended pursuant to this Article, or loses its effect pursuant to the proviso of Article 13, neither the Parties nor their shareholders, officers, employees, agents, or other representatives shall have any liability to the other Party under this Agreement or in connection with the Share Exchange.

(7) If this Agreement is terminated pursuant to this Article, this Agreement shall cease to have effect; provided, however, that the provisions of this Article and Articles 12 and 15 shall remain in full force and effect.

In the case of Woori Financial Group Co., Ltd., the Share Exchange will be approved by the board of directors in lieu of a general meeting of shareholders, and therefore the likelihood of approval is considered relatively high. However, in the case of Tongyang Life Insurance Co., Ltd., approval of the Share Exchange must be obtained at an extraordinary general meeting of shareholders, and accordingly, there is a possibility that the relevant resolution may be rejected. However, as of the day immediately preceding the filing date of this Registration Statement, Woori Financial Group Co., Ltd. holds a 77.90% equity interest in Tongyang Life Insurance Co., Ltd. Accordingly, Woori Financial Group Co., Ltd. maintains stable control over Tongyang Life Insurance Co., Ltd., and therefore the likelihood of rejection of the Share Exchange resolution at an extraordinary general meeting of Tongyang Life Insurance Co., Ltd. is considered low. As such, the risk of termination of the Share Exchange Agreement due to rejection of the board resolution or the shareholders’ meeting resolution is considered limited. However, the possibility of termination due to events such as force majeure or material adverse changes in the financial or managerial condition of either party cannot be completely excluded.

C. Risks Relating to Financial Deterioration Due to Excessive Exercise of Appraisal Rights

Shareholders of Woori Financial Group Co., Ltd. will not be entitled to appraisal rights as the Share Exchange qualifies as a small-scale share exchange. However, dissenting shareholders of Tongyang Life Insurance Co., Ltd. will be granted appraisal rights. If the number of shares subject to appraisal rights reaches a level that imposes a material financial burden on Tongyang Life Insurance Co., Ltd., such appraisal rights exercise may result in recognition of share exchange-related costs and a reduction in equity, which could adversely affect the financial position of Tongyang Life Insurance Co., Ltd, and investors are advised to take note of this matter.

Although shareholders of Woori Financial Group Co., Ltd. are not entitled to appraisal rights due to the small-scale share exchange structure, appraisal rights will be granted to dissenting shareholders of Tongyang Life Insurance Co., Ltd. As Tongyang Life Insurance Co., Ltd. is a listed company, the appraisal price for dissenting shareholders in connection with the Share Exchange has been determined at KRW 8,505 per share in accordance with Article 165-5(3) of the Financial Investment Services and Capital Markets Act (FSCMA) and Article 176-7(3)1 of the Enforcement Decree thereof. This price represents the Company’s proposed valuation for consultation with shareholders. In the event that the Company and the shareholders fail to agree on the purchase price, the resolution mechanism shall be as follows:

[Procedures in the Event No Agreement Is Reached]

– Pursuant to Article 62-2(4) of the FHCA, where either the company effecting the share exchange or shareholders holding at least 30% of the shares for which appraisal rights have been exercised object to the proposed purchase price, such company or shareholders may file an application with the Financial Services Commission for adjustment of the purchase price no later than 10 days prior to the payment deadline for the appraisal consideration.

– Pursuant to Article 360-5(3) and Articles 374-2(4) and (5) of the KCC, where either the relevant company or dissenting shareholders object to the proposed purchase price, they may file a petition with the court for determination of the purchase price.

– However, investors should note that with respect to whether a court petition for determination of the purchase price is permissible, there is a possibility that the court may reach a different interpretation in relation to the interpretation of Article 62-2(3) of the FHCA.

– In addition, even if dissenting shareholders file an application with the Financial Services Commission for adjustment or petition the court for determination of the purchase price, such procedures shall not affect the execution of the Share Exchange itself, and any adjusted or determined price shall apply only between the relevant dissenting shareholder(s) and the company concerned.

Tongyang Life Insurance Co., Ltd. determined that, in the event that the Company’s public shareholders who oppose the proposed share exchange exercise their appraisal rights, the price to be offered by the Company for purposes of negotiation would be KRW 8,505 per share. This price was determined in accordance with the method for calculating the appraisal price for appraisal rights of shareholders of listed companies prescribed under the FSCMA and the Enforcement Decree thereof. Article 165-5 of the FSCMA provides special provisions regarding appraisal rights for shareholders of listed companies, and Article 176-7 of the Enforcement Decree thereof provides that, for shares traded on a securities market, the appraisal price is to be determined based on the volume-weighted average trading price during the two-month, one-month and one-week periods preceding the day immediately before the board resolution approving the transaction. Although Tongyang Life Insurance Co., Ltd. recognized that, under the applicable law, the appraisal rights price may be subject to negotiation between the shareholder and the Company, it determined that, rather than establishing a separate negotiated price, it would be the most objective and reasonable approach to use the market price calculated pursuant to the applicable provisions of the FSCMA and the Enforcement Decree thereof as the Company’s proposed price for negotiation.

First, as Tongyang Life Insurance Co., Ltd. is a listed company, an objective market price exists for purposes of determining the appraisal rights price. The statutory calculation is not based on the market price at a single point in time but rather on the volume-weighted average trading price over specified periods preceding the board resolution, thereby mitigating the effects of short-term stock price volatility and providing an objective benchmark reflecting the average market trading price. Accordingly, the Company determined that presenting the statutory price, rather than selecting a separate negotiated price, would enhance the objectivity and predictability of the appraisal price.

Second, the exchange ratio for the proposed share exchange was determined using the reference market price methodology prescribed under the Enforcement Decree of the FSCMA, taking into account that both parties are listed companies. If the negotiated appraisal rights price were determined using a different methodology and price rationale from that applied to the exchange ratio, the overall consistency of the transaction terms could be undermined. In particular, if a significant economic disparity were to arise between shareholders participating in the share exchange and those exercising appraisal rights in opposition to the transaction, additional concerns regarding fairness among shareholders could result.

Third, there is no objective standard for selecting among alternative valuation benchmarks, including the historical acquisition price paid for the controlling shareholder’s interest, net asset value, comparable company price-to-book ratios, independent valuation results, recent market prices or the exchange price, in determining a separate negotiated appraisal rights price. Selecting any particular benchmark or applying any specific premium could give rise to further questions as to whether such price is sufficient or excessive. Accordingly, the Company determined that adopting the statutory market price as the proposed negotiation price would provide a more reasonable approach from the standpoint of fairness among shareholders and procedural certainty.

Fourth, establishing an appraisal rights price that exceeds the statutory price could benefit dissenting shareholders but would also increase the Company’s cash outflows and could adversely affect its capital adequacy and the certainty of consummating the transaction. In particular, it was also considered that, depending on the extent to which appraisal rights are exercised, risks relating to short-term liquidity, capital adequacy, including the K-ICS ratio, and shareholder complaints could increase, and that uncertainty regarding completion of the transaction could increase if the aggregate amount payable upon the exercise of appraisal rights exceeds a certain threshold.

In approving the execution of the share exchange agreement and the related procedures on April 24, 2026, the Board of Directors of Tongyang Life Insurance Co., Ltd. also reviewed the procedures for exercising appraisal rights, the basis for determining the proposed purchase price, the potential for a substantial exercise of appraisal rights and the resulting financial impact. After considering these factors, the Board concluded that it was reasonable, from the perspectives of objectivity, consistency with applicable law, fairness among shareholders and transaction certainty, to set the Company’s proposed negotiation price at KRW 8,505 per share, which is identical to the statutory appraisal price, rather than determining a separate discretionary price. Under the structure of the proposed transaction, appraisal rights will be granted to the shareholders of Tongyang Life Insurance Co., Ltd. because of the transaction schedule, whereas shareholders of Woori Financial Group Inc. will not be granted appraisal rights because the transaction is being effected as a short-form share exchange with respect to Woori Financial Group Inc. Nevertheless, in light of the fact that the proposed price represents the Company’s offer for purposes of negotiation with shareholders, Tongyang Life Insurance Co., Ltd. intends to provide detailed disclosure regarding the basis for determining the proposed price and the procedures for exercising appraisal rights through the disclosure documents and shareholder information materials so that shareholders may fully understand the appraisal rights procedures and the related legal rights.

In addition, Tongyang Life Insurance Co., Ltd. further considered the appropriateness of the proposed appraisal rights purchase price and whether additional measures were necessary to protect public shareholders, taking into account that the proposed share exchange will result in the delisting of Tongyang Life Insurance Co., Ltd.’s common shares and that appraisal rights constitute an important cash exit mechanism for public shareholders who oppose the transaction.

The proposed appraisal rights purchase price of Tongyang Life Insurance Co., Ltd. was KRW 8,505 per share, as determined in accordance with the applicable provisions of the FSCMA and the Enforcement Decree thereof. At its fifth meeting held on July 1, 2026, the Special Committee confirmed that the proposed purchase price had been lawfully determined in accordance with the applicable statutory methodology and further confirmed that, under the framework of Article 165-5(3) of the Financial Investment Services and Capital Markets Act, the Company could, for the protection of public shareholders and to enhance transaction certainty, offer a negotiated price that exceeds the statutory appraisal price.

In reviewing a possible increase in the proposed appraisal rights purchase price, the Special Committee considered increasing the price to KRW 8,720 per share, equal to the exchange price, increasing the existing proposed purchase price of KRW 8,505 per share by 10% to KRW 9,356 per share, and increasing the price to KRW 10,562 per share, corresponding to the historical acquisition price paid for the controlling shareholder’s interest. In evaluating these alternatives, the Special Committee considered, among other factors, the acceptability of each alternative to public shareholders, fairness between shareholders participating in the share exchange and those exercising appraisal rights, the Company’s cash funding requirements, the impact on capital adequacy, including the Korean Insurance Capital Standard (K-ICS), the maximum aggregate amount payable upon the exercise of appraisal rights under the share exchange agreement, legal risks and the likelihood of consummating the transaction.

Following its review, the Special Committee concluded that increasing the existing proposed purchase price of KRW 8,505 per share by 10% to KRW 9,356 per share represented an appropriate enhancement to the statutory appraisal price and constituted a balanced approach that strengthened the cash exit alternative available to dissenting shareholders without modifying either the exchange ratio or the exchange price of Tongyang Life Insurance Co., Ltd. The Special Committee also noted that this approach was informed by the policy rationale underlying the permissible discount and premium ranges under the FSCMA applicable to determining exchange prices, thereby providing an objective basis for the increase and facilitating explanation to, and understanding by, shareholders.

Accordingly, on July 2, 2026, after receiving the report of the Special Committee’s fifth meeting, the Board of Directors of Tongyang Life Insurance Co., Ltd. resolved to increase the proposed appraisal rights purchase price offered by the Company to shareholders opposing the proposed share exchange from KRW 8,505 per share to KRW 9,356 per share, representing a 10% increase over the original proposed price.

The increase in the proposed appraisal rights purchase price does not change the exchange ratio, the exchange price of Tongyang Life Insurance Co., Ltd. or the number of new shares to be issued by Woori Financial Group Inc. in connection with the proposed share exchange. Rather, it is intended solely to enhance the price offered by the Company for purposes of negotiation with shareholders who oppose the proposed share exchange and exercise their appraisal rights. The increased proposed purchase price will be applied uniformly to all dissenting shareholders who exercise their appraisal rights. However, depending on the actual number of shares for which appraisal rights are exercised, the resulting cash outflows of Tongyang Life Insurance Co., Ltd., its liquidity, capital adequacy measures, including its Korean Insurance Capital Standard (K-ICS) ratio, and the maximum aggregate amount payable upon the exercise of appraisal rights under the share exchange agreement (KRW 200 billion) could affect whether the proposed transaction is consummated. Accordingly, shareholders should take the foregoing into consideration.

D. Risks Relating to Potential Litigation by Minority Shareholders

Certain minority shareholders of the parties to the Share Exchange may seek injunctive relief to suspend the share exchange procedures or commence litigation seeking to invalidate the share exchange or invalidate the issuance of new shares, alleging, among other things, procedural defects in the share exchange process or that the exchange ratio is unfair. As a result, the Share Exchange could be suspended or delayed. In particular, if an action seeking to invalidate the Share Exchange or the issuance of new shares is filed and ultimately upheld by a final court judgment, there is a risk that the Share Exchange itself could be declared invalid. In connection with the Share Exchange, certain shareholders and media outlets have expressed opposition to the transaction, and the parties intend to enhance communication with shareholders in an effort to increase shareholder value. The parties believe that the likelihood of the Share Exchange being declared invalid is low because the exchange ratio was determined in compliance with the applicable laws and regulations, and the procedures for the Share Exchange are being conducted in accordance with the requirements of the KCC and other applicable laws and regulations. The parties also intend to continue their efforts to communicate with shareholders. However, if shareholder opposition intensifies, the possibility that litigation relating to the proposed share exchange may be initiated cannot be completely ruled out. Accordingly, investors should take the foregoing into consideration.

Certain minority shareholders of the parties to the Share Exchange may seek injunctive relief to suspend the share exchange procedures or commence litigation seeking to invalidate the share exchange or invalidate the issuance of new shares, alleging, among other things, procedural defects in the share exchange process or that the exchange ratio is unfair. As a result, the Share Exchange could be suspended or delayed. In particular, if an action seeking to invalidate the Share Exchange or the issuance of new shares is filed and ultimately upheld by a final court judgment, there is a risk that the Share Exchange itself could be declared invalid. In connection with the Share Exchange, certain shareholders and media outlets have expressed opposition to the transaction, and the parties intend to enhance communication with shareholders in an effort to increase shareholder value. The parties believe that the likelihood of the Share Exchange being declared invalid is low because the exchange ratio was determined in compliance with the applicable laws and regulations, and the procedures for the Share Exchange are being conducted in accordance with the requirements of the KCC and other applicable laws and regulations. The parties also intend to continue their efforts to communicate with shareholders. However, if shareholder opposition intensifies, the possibility that litigation relating to the Share Exchange may be initiated cannot be completely ruled out. Accordingly, investors should take the foregoing into consideration.

[Types of Litigation That May Be Brought by Minority Shareholders and Their Potential Impact]

The types of litigation that may be initiated by certain minority shareholders of the parties to the Share Exchange and the potential impact of such litigation on the Share Exchange are summarized below.

① Application for a Preliminary Injunction to Prohibit Submission of the Comprehensive Share Exchange Proposal to the Shareholders’ Meeting

Minority shareholders may apply for a preliminary injunction seeking to prohibit the submission of, or the adoption of resolutions on, the Share Exchange at the shareholders’ meeting. In such a proceeding, the right to be preserved would generally be the right to seek rescission of the shareholders’ meeting resolution under Article 376 of the KCC, and the principal issue is expected to be whether the resolution approving the Share Exchange, particularly the exchange ratio, is unlawful. However, because the exchange ratio was determined in accordance with the calculation methodology prescribed by the FSCMA and the Enforcement Decree thereof, and in light of the courts’ approach in comparable cases, the parties believe that the likelihood of such preliminary injunction being granted is low. Nevertheless, whether a preliminary injunction will be granted depends on the court’s review of the facts and applicable law, and the outcome cannot be predicted with certainty. If such preliminary injunction were granted, it could affect the timing of the shareholders’ meeting and the overall timetable for the Share Exchange.

② Application for a Preliminary Injunction to Inspect and Copy the Shareholders Register

Pursuant to Article 396(2) of the KCC, any shareholder may request inspection or copying of the shareholders register during business hours. Because there is no minimum shareholding requirement for the exercise of this right, even a shareholder holding a single share may make such a request. Accordingly, unless the Company has a valid basis for refusing the request, it will ultimately be required to provide access to the shareholders register. However, this procedure itself does not have the effect of directly preventing or suspending the Share Exchange. If minority shareholders obtain the shareholders register, they may use it to solicit proxies pursuant to Article 152 of the FSCMA or to communicate with and organize other shareholders. While such activities could influence the manner in which voting rights are exercised at the shareholders’ meeting, the parties believe that their actual impact on the satisfaction of the voting requirements for approval of the Share Exchange would be limited.

③ Application for a Preliminary Injunction to Inspect and Copy Accounting Books and Records

Pursuant to Article 466(1) of the KCC, shareholders holding at least 3% of the total issued and outstanding shares may request, by written application stating the reasons therefor, inspection and copying of the Company’s accounting books and records, and may seek a preliminary injunction to preserve such right. In such proceedings, the court generally reviews, among other things, the specificity and reasonableness of the shareholder’s allegations and the scope of the requested documents. Because proceedings of this nature often require a considerable period of time, they are unlikely to have a direct impact on the timetable for the Share Exchange. However, materials obtained through this procedure may subsequently be used in later disputes, including an action seeking to invalidate the comprehensive share exchange, as described below.

④ Action Seeking to Invalidate the Share Exchange

Minority shareholders may commence an action seeking to invalidate the Share Exchange itself. Pursuant to Article 360-14(1) of the KCC, the validity of a share exchange may be challenged only by shareholders, directors, statutory auditors, audit committee members or liquidators of either party, and only by filing an action within six months after the effective date of the share exchange. Such action is subject to the exclusive jurisdiction of the district court having jurisdiction over the location of the principal office of the company becoming the wholly owning parent company. Unlike the preliminary injunction proceedings described above, this constitutes a plenary action on the merits, in which the principal claims are expected to concern alleged procedural defects in the Share Exchange or substantive defects, such as a materially unfair exchange ratio. However, as discussed above, the exchange ratio was determined in accordance with the methodology prescribed by the FSCMA and the Enforcement Decree thereof, and the parties believe that the exchange ratio is fair and does not prejudice the interests of minority shareholders. Accordingly, the parties believe that the likelihood of a court finding grounds to invalidate the Share Exchange is low. Nevertheless, whether the share exchange is ultimately declared invalid will depend on the court’s determination of the facts and applicable law, and the outcome cannot be predicted with certainty. Because such action may only be brought after the Share Exchange has become effective, the commencement of the action itself does not suspend the implementation or effectiveness of the Share Exchange. In addition, a final judgment on the merits typically requires a considerable period of time. Accordingly, while responding to such litigation may require the Company to incur additional time and expense, uncertainty would remain because, if a final judgment invalidating the Share Exchange were rendered, the effectiveness of the share exchange would cease prospectively, which could result in changes to shareholders’ status and the ownership structure.

⑤ Application for a Preliminary Injunction to Prohibit the Issuance of New Shares and/or to Enjoin Implementation of the Share Exchange Procedures

Shareholders of Woori Financial Group Inc. may seek (i) a preliminary injunction prohibiting the issuance of new shares and/or (ii) a preliminary injunction enjoining implementation of the share exchange procedures against the directors or the Company based on: (a) the right to demand that directors cease unlawful acts under Article 402 of the KCC; (b) the right to demand suspension of the issuance of new shares under Article 424 of the KCC; or (c) the right to seek invalidation of the share exchange under Article 360-14 of the KCC, each as the right to be preserved.

In the case of (i), the directors must have engaged in conduct in violation of applicable laws or the articles of incorporation, and such conduct must be likely to cause irreparable harm to the Company. In the case of (ii), the Company must be issuing new shares in violation of applicable laws or the articles of incorporation, or by a method that is materially unfair, and such issuance must be likely to cause prejudice to the shareholders.

The Share Exchange is being conducted in compliance with the procedures and requirements prescribed under the KCC, the FSCMA, and the FHCA. In particular, with respect to the risk that the Share Exchange may be invalidated on the grounds of unfairness of the exchange ratio, reference may be made to Supreme Court precedent on merger invalidation cases based on alleged unfair merger ratios. The Supreme Court has held that “where a merger ratio is determined based on merger consideration calculated in accordance with the requirements, methods, and procedures prescribed under the Securities and Exchange Act and its Enforcement Decree, and there are no special circumstances such as falsification of supporting data or reliance on grossly unreasonable estimates, the merger agreement shall not be deemed void due to a significantly unfair merger ratio” (Supreme Court Decision 2007Da64136, rendered January 10, 2008).

As both Woori Financial Group Co., Ltd. and Tongyang Life Insurance Co., Ltd. are listed companies, the exchange ratio has been determined based on the base market price calculated in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act and Articles 176-5(1)1 and 176-6(2) of its Enforcement Decree. The base market price is calculated as the arithmetic average of the volume-weighted average closing price for the most recent one-month period, the volume-weighted average closing price for the most recent one-week period, and the most recent closing price. For further details, please refer to “II. Value of the Comprehensive Share Exchange and Transfer and Basis of Calculation.”

In addition, during the review process conducted by the Special Committee of Tongyang Life Insurance Co., Ltd. regarding the Share Exchange, discussions were held regarding the appropriateness of the exchange ratio. In the course of its review, the Special Committee concluded, based on the following grounds, that the Share Exchange does not prejudice the interests of minority shareholders.

First, with respect to the appropriateness of the exchange ratio, the Special Committee appointed an external accounting advisor, which was not legally required, and voluntarily conducted a valuation using a methodology deemed fair in order to cross-verify the appropriateness of the exchange ratio based on the base market price. The statutory exchange ratio (0.2521056) based on the base market price under the FSCMA was reviewed by an independent valuation firm, taking into account the business characteristics of each company (Woori Financial Group Inc.: discounted cash flow (DCF), comparable listed companies analysis / Tongyang Life Insurance Co., Ltd.: actuarial valuation method (MVS) and comparable listed companies analysis), in order to determine whether it falls within the range derived from valuation methodologies applied by the valuation firm. Based on this review, the Special Committee concluded that the exchange ratio is objectively fair.

Second, with respect to the exchange price, as both Woori Financial Group Co., Ltd. and Tongyang Life Insurance Co., Ltd. are listed companies, the base market price was calculated pursuant to Article 165-4 of the Financial Investment Services and Capital Markets Act and Articles 176-6(2) and 176-5(1)1 of its Enforcement Decree, and the exchange ratio was determined based on such base market price. With respect to the appropriateness of the exchange price, the Special Committee of Tongyang Life Insurance Co., Ltd. inquired of the Special Committee of Woori Financial Group Co., Ltd. as to whether a premium could be applied in determining the exchange ratio. Following deliberation on April 14, 2026, the Special Committee of Woori Financial Group Co., Ltd. concluded that the exchange price and the resulting share exchange ratio, calculated based on the statutory base price methodology under the FSCMA, fall within the range derived from generally accepted valuation methodologies, and therefore there is no basis to conclude that the exchange ratio is unfair to either party. It was determined that where a premium is applied without clear and objective justification, it may give rise to concerns regarding arbitrariness and lead to shareholder opposition. Accordingly, the application of the exchange ratio without a premium was considered the most neutral approach.

In this regard, Woori Financial Group Inc. believes that the exchange ratio for the proposed share exchange was lawfully determined using the reference market price methodology prescribed under the FSCMA and the related regulations thereunder. In addition, an independent external accounting firm reviewed the exchange ratio using the intrinsic value approach and the market approach, each of which is generally recognized as a fair and reasonable valuation methodology, and confirmed that the exchange ratio falls within the range of reasonable exchange ratios. Accordingly, the parties believe that there is no basis for concluding that the exchange ratio is unfair to either the shareholders of Woori Financial Group Inc. or the shareholders of Tongyang Life Insurance Co., Ltd.

Under the FSCMA and related regulations thereunder, in the case of a comprehensive share exchange between affiliated companies, the reference market price may be adjusted by applying a premium or discount of up to ±10%. However, the parties determined that, absent unusual circumstances such as significant short-term price fluctuations resulting from extraordinary market events, market acceptance would best be achieved by using the unadjusted reference market price. The reference market price reflects the aggregate effect of all publicly available information, market supply and demand and market expectations regarding both companies, and is based on average prices over specified periods (the arithmetic average prices over the preceding day, the preceding one-week and one-month periods), thereby mitigating the effects of short-term price volatility.

Accordingly, because the exchange ratio currently determined (based on the reference market price) is legally and procedurally well-established, the parties concluded that, unless any premium or discount could be supported by a clear objective basis and a transparent calculation methodology, applying such premium or discount could make it more difficult to obtain the support of the shareholders who would be relatively disadvantaged by such adjustment and could give rise to additional controversy. Therefore, the parties determined that calculating the exchange ratio based on the unadjusted reference market price, without applying any premium or discount, represented the most neutral and objectively supportable approach.

Meanwhile, Tongyang Life Insurance Co., Ltd. also recognized that the difference between the exchange price offered to its minority shareholders and the price paid by Woori Financial Group Inc. to acquire the former controlling shareholder’s interest in 2024 could become a significant concern from the perspective of Tongyang Life Insurance Co., Ltd.’s minority shareholders. Accordingly, the parties considered whether to conduct a tender offer, whether to provide a tender offer premium, whether to apply a premium to the exchange price of Tongyang Life Insurance Co., Ltd., and the resulting fairness implications for the shareholders of both companies.

In doing so, however, the parties considered that there is no objective standard for determining the appropriate level of a tender offer premium or an exchange price premium. For example, the resulting valuation could differ significantly depending on whether the premium were based on (i) the 2024 acquisition price paid for the former controlling shareholder’s interest, (ii) the reference market price applicable to the proposed share exchange, (iii) the appraisal rights purchase price, (iv) the price-to-book ratios of comparable insurance companies, (v) recent market prices or target prices, or (vi) premiums observed in prior tender offers or share exchange transactions. Similarly, even if a premium of a specified amount, such as 5%, 10% or 20%, were selected, additional fairness concerns could arise as to whether such premium would adequately protect the minority shareholders of Tongyang Life Insurance Co., Ltd. or, conversely, would impose excessive dilution or cash funding obligations on the existing shareholders of Woori Financial Group Inc. The parties also considered that, if a tender offer were conducted, the tender offer price could become the benchmark for market pricing, potentially causing market disruption through short-term price volatility or causing the market price to converge toward the tender offer price. In addition, if the subsequent share exchange were completed with respect to shareholders who did not tender their shares, pricing disparities could arise between shareholders who participated in the tender offer and those who remained shareholders until the share exchange.

External legal counsel further advised that conducting a tender offer could cause the market price to be anchored to the tender offer price and increase price volatility due to fluctuations in market supply and demand, and that pricing disparities could arise in connection with the subsequent share exchange involving the remaining shares following completion of the tender offer. The parties recognized that, because the proposed transaction involves the acquisition by the controlling shareholder of the remaining outstanding shares of Tongyang Life Insurance Co., Ltd. and the subsequent delisting of Tongyang Life Insurance Co., Ltd., concerns regarding potential conflicts of interest could arise from the perspective of Tongyang Life Insurance Co., Ltd.’s public shareholders. Accordingly, the Special Committee and the external advisers considered, among other matters, the exchange ratio, the difference between the 2024 acquisition price paid for the former controlling shareholder’s interest and the exchange price in the proposed share exchange, the effects of the retirement of treasury shares, the appraisal rights available to shareholders and the reasons for not conducting a tender offer as part of their review.

However, the parties also recognized that the proposed transaction is a share exchange between two listed companies and therefore requires balancing the interests of both the existing shareholders of Woori Financial Group Inc. and the minority shareholders of Tongyang Life Insurance Co., Ltd. Although applying a premium to the exchange price of Tongyang Life Insurance Co., Ltd. or providing a tender offer premium could partially alleviate the concerns of Tongyang Life Insurance Co., Ltd.’s minority shareholders, doing so could result in increased cash outflows by Woori Financial Group Inc., a decline in its capital ratios, an increase in the number of new shares to be issued or greater dilution of the ownership interests of its existing shareholders. Accordingly, after balancing the interests of the shareholders of both companies, the parties concluded that, rather than applying an arbitrary premium or discount for which no objective basis exists, the most neutral and balanced approach would be to apply the same reference market price formula prescribed under the FSCMA, while supplementing the protection afforded to Tongyang Life Insurance Co., Ltd.’s public shareholders through independent valuation reviews, appraisal rights, the cancellation of treasury shares and enhanced shareholder communication.

Third, in the case of the Share Exchange, Woori Financial Group Co., Ltd. does not plan to deliver treasury shares to target shareholders in the Share Exchange, and will instead issue its newly issued shares as consideration. Accordingly, existing shareholders of Woori Financial Group Co., Ltd. may experience dilution as a result of the issuance of new shares. However, in order to enhance shareholder value, the Company planned to repurchase its treasury shares in the amount of KRW 200 billion during the period from February 10, 2026 to June 10, 2026. As of June 5, 2026, the repurchase of 5,986,638 treasury shares had been completed(to minimize potential conflicts of interest, no treasury shares were repurchased during the exchange ratio determination period from March 24, 2026 to April 23, 2026). Pursuant to the Company’s public announcement of its decision to cancel treasury shares on June 10, 2026, all 5,986,638 treasury shares repurchased for an aggregate purchase price of KRW 200 billion were cancelled on June 18, 2026. In addition, in the medium to long term, synergies arising from Tongyang Life Insurance Co., Ltd. becoming a wholly-owned subsidiary, such as improved group profitability, strengthening of the insurance portfolio, and reduction of duplicate listing costs, are expected to contribute to shareholder value in excess of the dilution effect. Furthermore, shareholders of Tongyang Life Insurance Co., Ltd. will not merely lose their status as shareholders of a listed company, but will be provided with the opportunity to continue their investment as shareholders of Woori Financial Group Co., Ltd. Accordingly, the transaction structure is not considered to be disproportionately favorable or unfavorable to any particular group of shareholders.

Fourth, dissenting minority shareholders in connection with the Share Exchange are granted appraisal rights under Article 360-5 of the KCC and Article 165-5 of the FSCMA, and the proposed purchase price has been determined at KRW 8,505 per share. Accordingly, legal protections are in place to allow minority shareholders to withdraw their investment in cash. The proposed purchase price has been calculated in accordance with Article 62-2(3)1 of the FHCA, Article 33-2(1) of its Enforcement Decree, Article 165-5 of the FSCMA, and Article 176-7(3)1 of its Enforcement Decree.

Taking the foregoing into comprehensive consideration, the Special Committee unanimously resolved that appropriate measures, including verification of the appropriateness of the exchange ratio and the establishment of legal protections, have been implemented with respect to the concerns raised by minority shareholders, and concluded that the Share Exchange does not prejudice the interests of minority shareholders, and reported such conclusion to the Board of Directors on April 20, 2026. Accordingly, the exchange ratio has been determined in compliance with applicable laws and regulations, and the Share Exchange procedures are being conducted in accordance with the requirements prescribed under the KCC and other relevant laws and regulations.

Additionally, commencing with the disclosure of the Material Fact Report following the board resolution on April 24, 2026, the Company intends to maximize the timeliness of information provision by providing detailed explanations regarding the wholly-owned subsidiary during the first-quarter 2026 earnings conference call. Furthermore, one-on-one investor relations (IR) meetings were conducted with equity analysts at all securities firms by April 27, and non-deal roadshows (NDRs) with domestic and overseas investors were carried out through May 6. In addition, various communication channels, including face-to-face shareholder meetings, were utilized to actively collect feedback from general shareholders and enhance understanding and consensus regarding the Share Exchange.

Following the board resolution on April 24, 2026, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. posted Korean and English IR materials relating to the comprehensive share exchange on their websites to enable shareholders to understand and promptly review the relevant information. In addition, each company has established communication channels by disclosing telephone numbers and email addresses on its website, thereby enabling all shareholders to submit inquiries via telephone or email. Woori Financial Group Co., Ltd. and Tongyang Life Insurance Co., Ltd. intend to allow sufficient time to respond to shareholder inquiries regarding the comprehensive share exchange. This is intended to clearly share in advance with shareholders the key decision-making direction regarding the comprehensive share exchange, thereby sufficiently providing information necessary for each shareholder to exercise their rights and make investment decisions. In addition, as Tongyang Life Insurance Co., Ltd. will proceed with a shareholder resolution on the comprehensive share exchange at an extraordinary general meeting of shareholders, more direct communication with shareholders is scheduled to take place.

[Strengthening Communication with Securities Firms and Domestic and Overseas Investors and Strengthening Transparent and Fair Information Provision]

Woori Financial Group Co., Ltd. and Tongyang Life Insurance Co., Ltd. plan to provide transparent information about the companies through strengthened IR activities and expanded channels. For the purpose of enhancing convenience for individual investors, inquiry handling through dedicated IR lines, expanded information provision through IR websites, and strengthened voluntary disclosure are planned.

For the purpose of strengthening communication with institutional investors and analysts, from April 24, 2026 to April 27, 2026, one-on-one calls and in-person IR meetings were conducted with analysts responsible for the banking holding company sector at 28 securities firms, including Goldman Sachs, Bank of America, and Samsung Securities. In addition, non-deal roadshows (NDRs) were conducted for domestic and overseas investors, including 31 domestic institutional investors (4 pension and public funds, 27 asset management companies) and overseas investors, through 8 conference calls and 1 in-person meeting. In addition, active IR activities including participation in conferences and expansion of securities firm coverage are also planned. Furthermore, for the purpose of improving information accessibility for overseas investors, English-language disclosure will be strengthened and information provision through English IR websites will be expanded.

[Posting of Comprehensive Share Exchange FAQ on Group Website Investor Information Section]

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. regard shareholder trust as the paramount value in corporate management and have been actively and proactively engaging in communication to uphold this commitment. To facilitate shareholder understanding and ensure active communication regarding the Share Exchange, on April 28, 2026, each of the Parties posted frequently asked questions (FAQs) relating to the Share Exchange on their respective websites (Woori Financial Group: https://www.woorifg.com/kor/main/index.do, Tongyang Life: https://www.myangel.co.kr/Mn) and made such FAQs readily accessible to all shareholders through pop-up screens or banners displayed on the main page of each website.

Through this, the Parties are addressing shareholders’ inquiries while proactively responding to shareholders’ questions and collecting common inquiries and opinions by providing the IR representative telephone numbers and email addresses of both companies. From April 24, 2026, when the comprehensive share exchange was announced, to May 13, 2026, the day immediately preceding the filing date of the Registration Statement, no shareholder inquiries were received through the IR representative telephone lines or email addresses of either Party regarding the structure, purpose, or timeline of the Share Exchange. Going forward, the Parties intend to disclose general shareholders’ inquiries on its website to facilitate the sharing of opinions among shareholders and to enhance understanding of the share exchange. The information posted on the website will be updated from time to time should additional inquiries arise from general shareholders.

[Meeting Held with Shareholders of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. Regarding Comprehensive Share Exchange]

To further enhance two-way communication with shareholders and provide them with sufficient relevant information, the Parties held a shareholder briefing session for all shareholders. On May 6, 2026, Woori Financial Group held the briefing session at the multi-purpose hall on the 5th floor of the headquarters of Samsung Securities (11, Seocho-daero 74-gil, Seocho-gu, Seoul, Korea). On May 6, 2026, Tongyang Life Insurance Co., Ltd. held the shareholder briefing session at the seminar room on the 7th floor of Tongyang Life Insurance Headquarters (Tower 1, Grand Seoul Building, 33 Jongno-gil, Jongno-gu, Seoul, Korea). The detailed schedule and other information were additionally announced through website notices. Key questions, inquiries, and responses are set forth below for reference.

In addition, to provide more complete information regarding the principal questions raised during the shareholder meeting and to enhance investors’ understanding, Woori Financial Group Inc. has supplemented the related explanations and included them in the table below. Please refer to the “Woori Financial Group Inc.’s Supplemental Explanation” column.

<Woori Financial Group Inc.>

Questions and Inquiries (Q)	Woori Financial Group Inc.’s Answers (A)	Woori Financial Group Inc.’s Supplemental Explanation
The comprehensive share exchange will result in dilution of existing shareholdings due to the issuance of new shares. Could you explain what benefits the Company expects to achieve that justify proceeding with the transaction despite such dilution?

The scale of new share issuance by Woori Financial Group Inc. amounts to 1.19% of the total number of shares previously issued, and the resulting dilution of shareholder equity is anticipated to be minimal, at approximately 1/100. By making Tongyang Life Insurance Co., Ltd. a wholly-owned subsidiary, the Company will be able to expeditiously provide support, capital injections, and strategic decision-making for Tongyang Life Insurance Co., Ltd. We anticipate that the insurance subsidiary will develop into a core subsidiary within the Group over the medium to long term, and the resulting enhancement in profitability is expected to ultimately result in shareholder returns.

Additionally, in the Corporate Value Enhancement Plan announced in February of this year, the Company specified that it would further review the repurchase and cancellation of treasury stock in the second half of the year should the common stock ratio exceed 13%, and based on current circumstances, such action is deemed highly likely to proceed. The Company intends to mitigate the dilution of shareholder equity through its corporate value enhancement plan and other measures.

It appears that Tongyang Life Insurance could continue to operate without being made a wholly-owned subsidiary. I would like to ask whether the comprehensive share exchange is nevertheless a necessary step under the current circumstances.	We believe it would be difficult to actively pursue the insurance business development strategy that the Group intends to implement in a situation where Tongyang Life Insurance Co., Ltd. remains listed and minority shareholders continue to hold shares. It is considered that, through the conversion into a wholly-owned subsidiary, it is more favorable for fostering the insurance company to prevent the outflow of synergies outside the group and to create synergies with other affiliates. As such, as shareholders of Tongyang Life Insurance Co., Ltd. are converted into shareholders of Woori Financial Group Co., Ltd., we believe that they are able to participate in the Group’s medium- to long-term strategy for developing the insurance business and are also expected to benefit therefrom.

Tongyang Life Insurance Co., Ltd. is a subsidiary of Woori Financial Group Inc., which holds a 77.9% equity interest, and has been pursuing its growth strategy following its integration into the Woori Financial Group in July 2025. Tongyang Life Insurance Co., Ltd. currently recognizes structural limitations in responding to the rapidly evolving insurance industry environment, including intensified competition and increasingly stringent regulatory requirements. In particular, the implementation of the Basic Capital K-ICS Ratio framework beginning next year may require additional capital support for insurance subsidiaries.

Under the current ownership structure, if, for example, Tongyang Life Insurance Co., Ltd. were to undertake a rights offering or other equity issuance to strengthen its competitive position, the ownership interests of minority shareholders would be diluted. In addition, the market may respond negatively for a considerable period before the value-enhancing effects of such capital raising become fully realized. As a result, the Company’s growth strategy and the interests of minority shareholders may diverge, making it more difficult to execute capital raising initiatives in a timely and efficient manner.

Furthermore, under a governance structure that includes external shareholders, there are inherent structural limitations in pursuing group synergy initiatives, as a portion of the value created through cooperation among group affiliates may accrue to external shareholders. As a result, it may be more difficult to obtain active cooperation from group affiliates in implementing synergy initiatives. In addition, if Tongyang Life Insurance Co., Ltd. provides strategic support to other group affiliates in order to enhance overall group value, minority shareholders of Tongyang Life Insurance Co., Ltd. may perceive that a portion of the company’s economic benefits is being transferred to other affiliates. Such perception could give rise to objections based on potential conflicts of interest between the group or the company and its minority shareholders.

Accordingly, the Company intends to pursue the acquisition of the remaining equity interests in Tongyang Life Insurance Co., Ltd. to make it a wholly owned subsidiary in order to actively implement its growth strategy for Tongyang Life Insurance Co., Ltd. and enhance cooperation in the execution of group synergy initiatives.

Given that the protection of minority shareholders has become a central concern following amendments to the KCC, have you conducted a thorough review of the various scenarios and legal considerations concerning potential adverse effects on minority shareholders arising from this comprehensive share exchange?	Woori Financial Group Co., Ltd., unlike groups controlled by owner families, is a company with no clearly defined controlling shareholder, and accordingly, no portion of the value arising from the share exchange is attributable to the interests of a single controlling shareholder. Separately, in order to determine whether minority shareholder interests could be adversely affected, both Woori Financial Group Co., Ltd. and Tongyang Life Insurance Co., Ltd. separately established Special Committees. The Special Committees of both companies were composed solely of outside directors, and conducted in-depth reviews of the legitimacy of the transaction purpose and the appropriateness of the transaction process, and concluded that the transaction could be carried out fairly from the perspective of both companies’ shareholders without infringing on their rights.

In addition, to provide more complete information regarding the principal questions raised during the meeting of the shareholders and to enhance investors’ understanding, Tongyang Life Insurance Co., Ltd. has supplemented the related explanations and included them in the table below. Please refer to the “Tongyang Life Insurance Co., Ltd.’s Supplemental Explanation” column

<Tongyang Life Insurance Co., Ltd.>

Questions and Inquiries (Q)	Tongyang Life Insurance Co., Ltd.’s Answers (A)	Tongyang Life Insurance Co., Ltd.’s Supplemental Explanation
Is the share exchange consideration not set too low compared to the acquisition price previously paid for the Company or its actual value, as reflected in its book value per share (BPS)?	Tongyang Life Insurance Co., Ltd. and Woori Financial Group Inc. are both listed corporations, and the exchange price is calculated based on market price in accordance with Article 176-5 of the Enforcement Decree of the FSCMA. The exchange price has been calculated by taking the day immediately preceding the board resolution date as the base date and applying a weighted arithmetic average of the volume-weighted average prices over the most recent one-month and one-week periods, as well as the most recent closing price, and is determined in compliance with the fair procedures prescribed under applicable laws and regulations. It is also generally accepted in court precedents that the exchange ratio calculated in accordance with the FSCMA cannot, in principle, be deemed manifestly unfair.

The difference between the exchange price of Tongyang Life Insurance Co., Ltd. determined for this share exchange in accordance with the market price-based valuation methodology prescribed under the Financial Investment Services and Capital Markets Act (the “FSCMA”) and the historical acquisition price paid for the controlling interest reflects not only the control premium but also changes in the intrinsic value of Tongyang Life Insurance Co., Ltd. over the approximately two-year period.

The acquisition price for the controlling interest acquired from Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited was determined based on a due diligence reference date of March 31, 2024. Following the adoption of IFRS 17 and K-ICS in 2023, the intrinsic value (Embedded Value, or “EV”) of insurance companies became measurable using Market Consistent Embedded Value (“MCEV”).* Net assets under the prudential supervisory balance sheet (PAP Balance Sheet), which is prepared for submission to the financial supervisory authorities based on the fair value measurement of both assets and liabilities, represent a concept similar to MCEV. Based on this measure, the enterprise value of Tongyang Life Insurance Co., Ltd. declined between March 2024 and December 2025.

*Market Consistent Embedded Value (MCEV) represents the present value of the shareholder value expected to be generated in the future from the insurance company’s existing in-force policies.

Why is the share exchange consideration offered to minority shareholders lower than the price paid by Woori Financial Group Inc. to acquire Tongyang Life Insurance Co., Ltd. from Dajia Insurance Group in 2024?	To ensure transparency and fairness in the transaction, the Company established a Special Committee composed of all outside directors and one external expert, and held a total of three meetings. The Special Committee, through an independent accounting firm, independently reviewed the value of the shares using multiple valuation methods, including the discounted cash flow (DCF) method, to confirm the fairness of the share exchange price. It is expected that minority shareholders will share in dividend opportunities arising from the Group’s medium- to long-term corporate value enhancement and shareholder-friendly return policy upon becoming shareholders of Woori Financial Group.

Net assets of Tongyang Life Insurance Co., Ltd. under the prudential supervisory balance sheet as of December 31, 2025 amounted to KRW 2,942.7 billion, representing a decrease of KRW 1,078.7 billion, or 26.8%, from KRW 4,021.4 billion as of March 2024. Even after excluding the effect of the redemption of hybrid capital securities during 2025 (approximately KRW 344.6 billion), net assets decreased by KRW 734.1 billion, or 18.3%.

Compared with the 17.4% decline between the historical controlling interest acquisition price of KRW 10,562 per share and the exchange price of KRW 8,720 per share in this transaction, the decline in net asset value under the prudential supervisory balance sheet (26.8%) was greater.

[Comparison of Net Assets under

the Prudential Supervisory Balance Sheet]

		Category	Mar. 2024	Dec. 2025	Change
		Net Asset Value under the PAP B/S (KW 100 million)	40,214	29,427	Δ26.8%
		Excluding the Impact of Hybrid Capital Securities (KRW 100 million)	40,214	32,873	Δ18.3%

In addition, the value of a company’s shares may be viewed as the present value of the future earnings it is expected to generate. Over the approximately two-year period, the earnings-generating capacity of Tongyang Life Insurance Co., Ltd. also declined as a result of changes in the operating environment surrounding the insurance industry.

Comparing the Company’s net income at the time of the acquisition of the controlling equity interest with that at the time of this share exchange under the same IFRS 17 insurance accounting standards, Tongyang Life Insurance Co., Ltd. recorded net income of KRW 175.8 billion, or KRW 1,128 per share, for the trailing twelve-month period ended March 31, 2024 (April 2023 through March 2024). By comparison, for fiscal year 2025, the Company recorded net income of KRW 124.5 billion, or KRW 798 per share, representing a decrease of approximately 29%.

Accordingly, the historical acquisition price for the controlling equity interest of KRW 10,562 per share reflected the earnings-generating capacity of Tongyang Life Insurance Co., Ltd. at a time when it was generating annual net income of KRW 175.8 billion, whereas the share exchange price of KRW 8,720 per share reflects the Company’s current earnings-generating capacity following the subsequent decline in its profitability.

Meanwhile, the transaction price-to-earnings ratio (PER), calculated by dividing the acquisition price and the share exchange price by earnings per share, was 9.4x at the time of the acquisition of the controlling equity interest and 10.9x in connection with the share exchange, indicating that the share exchange price was determined at a higher multiple of earnings. Applying the PER multiple used in the acquisition of the controlling equity interest (9.4x) to 2025 earnings per share (EPS) of KRW 798 results in an implied per-share value of KRW 7,501 (KRW 798 × 9.4x), which is substantially below the share exchange price of KRW 8,720. This indicates that it would be difficult to conclude that the share exchange price in this transaction was determined at an unreasonably low level, even when evaluated based on the current profitability of Tongyang Life Insurance Co., Ltd..

[Comparison of Tongyang Life Insurance Co., Ltd.

Net Income under IFRS 17] (Unit KRW)

Classification	Period	Transaction Price	Net Income	Earnings per Share (EPS)	Transaction Price-to-Earnings Ratio (PER)
Acquisition Price	Mar. 2024	10,562	175.8 billion 1)	1,128	9.4x
Share Exchange Price	2025	8,720	124.5 billion 1)	798	10.9x

1) From April 2023 through March 2024.

In the share exchange, the shares held by the shareholders of Tongyang Life Insurance Co., Ltd. are ultimately exchanged for shares of Woori Financial Group Inc. Accordingly, the principal and substantive consideration in the transaction is not the absolute amount of the share exchange price itself, but rather the share exchange ratio, which reflects the relative valuation of the exchange prices of the two companies.

Based on the reference market prices determined in accordance with the Enforcement Decree of the FSCMA, the price-to-book ratio (PBR) implied by the share exchange prices was 0.75x for Woori Financial Group Inc. and 0.88x for Tongyang Life Insurance Co., Ltd. Because Tongyang Life Insurance Co., Ltd. was valued at a higher multiple of its net asset value, the share exchange ratio is, from a PBR perspective, more favorable to the shareholders of Tongyang Life Insurance Co., Ltd.

[Comparison of Price-to-Book Ratios Implied by the Share Exchange Prices]

Classification			Woori Financial Group		Tongyang Life Insurance
Book Value per Share (as of the end of 2025)			KRW 46,225		KRW 9,925
Share Exchange Price			KRW 34,589		KRW 8,720
PBR			0.75x		0.88x

Accordingly, because shareholders of Tongyang Life Insurance Co., Ltd. will receive shares of Woori Financial Group Inc. at a relatively more favorable valuation from a PBR perspective, it would be difficult to conclude that the terms of this share exchange were structured to disadvantage or otherwise impair the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd.

In addition, a bargain purchase gain is a one-time accounting gain recognized in connection with the acquisition of control and is determined through a purchase price allocation (“PPA”). Woori Financial Group Inc. recognized a bargain purchase gain of KRW 2,256 per share in connection with its acquisition of the controlling shareholder’s equity interest. By contrast, because this comprehensive share exchange constitutes an equity transaction under the applicable accounting standards, no bargain purchase gain will be recognized. Accordingly, a direct comparison between the two transactions has inherent limitations.

Nevertheless, for informational purposes, assuming that the non-controlling interest (22.1%) is acquired for cash at the share exchange price of KRW 8,720 per share, the estimated bargain purchase gain per share as of December 31, 2025 is presented below. These amounts are simplified estimates and do not represent the actual values that would be determined through a PPA.

(1) Assuming the Non-controlling Interest Equals 22.1% of Net Assets

At the time of the acquisition of the controlling equity interest (June 30, 2025), Tongyang Life Insurance Co., Ltd.’s net assets, after deducting hybrid capital securities, amounted to KRW 1,793.2 billion. Assuming that the non-controlling interest represented 22.1% of net assets, the non-controlling interest would have been KRW 396.3 billion and the controlling interest KRW 1,396.9 billion. Based on these assumptions, deducting the purchase consideration for the controlling equity interest of KRW 1,282.0 billion (KRW 10,562 per share × 121,565,627 shares) from the implied value of the controlling interest results in an estimated bargain purchase gain of KRW 114.9 billion, or KRW 945 per share.

As of December 31, 2025, the date of this share exchange, Tongyang Life Insurance Co., Ltd.’s net assets, after deducting hybrid capital securities, amounted to KRW 2,093.7 billion. Assuming that the non-controlling interest represented 22.1% of net assets, the non-controlling interest would have been KRW 462.7 billion and the controlling interest KRW 1,631.0 billion. Deducting the purchase consideration for the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares) from the implied value of the non-controlling interest results in an estimated bargain purchase gain of KRW 161.9 billion, or KRW 4,693 per share.

(2) Using the Carrying Amount of the Non-controlling Interest of Tongyang Life Insurance Co., Ltd.

Based on the carrying amount of the non-controlling interest as of December 31, 2025, the accounting carrying value of the non-controlling interest was KRW 305.9 billion. Deducting the purchase consideration for the non-controlling interest of KRW 300.8 billion (KRW 8,720 per share × 34,496,954 shares) results in an estimated bargain purchase gain of KRW 5.1 billion, or KRW 147 per share.

* See Note 1, “General Information,” Section (7)-1, “Accumulated Non-controlling Interests at the End of the Reporting Period,” in the consolidated audited financial statements attached to the 2025 Annual Report of Woori Financial Group Inc. filed on the Electronic Disclosure System.

The estimated amounts described in (1) and (2) above, unlike the bargain purchase gain recognized in connection with the acquisition of the controlling shareholder’s equity interest, do not reflect any control premium. In addition, other valuation methodologies and assumptions may produce different results. Investors should therefore consider these estimates solely for reference in making their investment decisions. Accordingly, because shareholders of Tongyang Life Insurance Co., Ltd. will receive shares of Woori Financial Group Inc. at a relatively more favorable valuation from a PBR perspective, it would be difficult to conclude that the terms of this share exchange were structured to disadvantage or otherwise impair the interests of the minority shareholders of Tongyang Life Insurance Co., Ltd.

For the reasons described above, the comprehensive share exchange and Woori Financial Group Inc.’s acquisition of the controlling equity interest in Tongyang Life Insurance Co., Ltd. from its former controlling shareholders, Dajia Insurance Group Co., Ltd. and Anbang Group Holdings (Hong Kong) Co., Limited, were separate and independent transactions undertaken at different times and for different purposes. The applicable acquisition procedures, pricing methodologies, and governing legal and regulatory frameworks also differed. Accordingly, differences between the historical acquisition price for the controlling equity interest and the share exchange price in this transaction are to be expected.

Going forward, through the implementation of the shareholder return initiatives set forth in Woori Financial Group Inc.’s publicly disclosed corporate value enhancement plan, including share repurchases and cancellations and increased dividends, Woori Financial Group Inc. intends to enable the current shareholders of Tongyang Life Insurance Co., Ltd., who will become shareholders of Woori Financial Group Inc. upon completion of this share exchange, to participate in and benefit from such shareholder return policies.

Is there a specific reason for pursuing the share exchange prior to the amendment of the KCC and the implementation of the mandatory tender offer system?	This decision is part of a mid- to long-term growth strategy planned from the time of Woori Financial Group’s acquisition, and is aimed at improving management efficiency through its prompt conversion into a wholly-owned subsidiary. At the present time, as neither the possibility nor the timing of future legislative amendments has been determined, it is difficult to conclude that the schedule was adjusted in anticipation of such amendments. This transaction constitutes a decision to integrate the decision-making structure and proactively create synergies within the Group through the expeditious conversion into a wholly owned subsidiary.

The comprehensive share exchange and treasury share cancellation were announced on the same day, April 24, 2026. Please explain the impact on the share price and the reason for proceeding with the treasury stock cancellation at this time.	This decision is intended to enhance the future value for shareholders receiving new shares of Woori Financial Group by reducing the total number of issued shares through the cancellation of treasury stock that the Company has held over the past five years. The timing of the share cancellation was determined during the review process of the share exchange in order to prevent potential market price adjustments or fairness issues that could arise if the cancellation were to be conducted immediately prior to the finalization of the exchange ratio. Consequently, the cancellation of treasury shares constitutes a component of shareholder returns and serves to mitigate the dilutive effect on share value following the exchange.

Tongyang Life Insurance Co., Ltd. announced the comprehensive share exchange and the cancellation of its treasury shares on the same date in order to maintain the objectivity of the determination of the exchange ratio while simultaneously providing transparent disclosure to market participants regarding the structure of the share exchange and the treatment of its treasury shares.

The treasury shares cancelled in connection with this transaction were not treasury shares newly acquired for purposes of the share exchange. Rather, they consisted of 5,296,004 treasury shares, representing approximately 3.28% of Tongyang Life Insurance Co., Ltd.’s issued and outstanding shares, that had already been held by the company.

In considering the timing of the treasury share cancellation, the Special Committee and the Board of Directors of Tongyang Life Insurance Co., Ltd. evaluated: (i) proceeding with the share exchange while retaining the treasury shares; (ii) disposing of the treasury shares to Woori Financial Group Inc.; and (iii) cancelling the treasury shares prior to the share exchange. In this process, they considered that, if the share exchange were completed while the treasury shares continued to be held without being cancelled, new shares of Woori Financial Group Inc. would also be issued in exchange for such treasury shares, thereby increasing the number of newly issued shares and creating the potential for an overhang in connection with the future disposition of those shares.

On the other hand, the Special Committee determined that, if the cancellation of the treasury shares had been announced before the exchange ratio was determined, questions could have been raised regarding potential market manipulation or unfair trading on the basis that the cancellation may have influenced the market price of Tongyang Life Insurance Co., Ltd.’s shares and, consequently, the exchange ratio in this transaction.

Accordingly, the Special Committee concluded that announcing the resolutions approving the share exchange and the cancellation of the treasury shares simultaneously, after the exchange ratio had been determined and the terms of the share exchange had been finalized, was the most appropriate approach from the standpoint of the fairness and transparency of the transaction terms, market predictability, and equitable treatment of the shareholders of both companies.

In addition, although the cancellation of the treasury shares did not directly increase the exchange ratio, it is related to enhancing the future value of the shares that Tongyang Life Insurance Co., Ltd.’s common shareholders will receive in the form of newly issued shares of Woori Financial Group Inc. pursuant to the share exchange. Had Tongyang Life Insurance Co., Ltd. proceeded with the share exchange without cancelling its 5,296,004 treasury shares, application of the exchange ratio of 0.2521056 shares would have resulted in the issuance of approximately 1,335,152 additional new shares of Woori Financial Group Inc. This represents approximately 15.4% of the 8,696,875 new shares of Woori Financial Group Inc. expected to be issued in connection with the share exchange.

By cancelling all of its treasury shares prior to the Share Exchange, Tongyang Life Insurance Co., Ltd. eliminated this potential dilutive effect. As a result, the value per share of the Woori Financial Group Inc. shares to be received by Tongyang Life Insurance Co., Ltd. shareholders in the share exchange is correspondingly protected.

Through the cancellation of the treasury shares, Tongyang Life Insurance Co., Ltd. sought to prevent the issuance of these additional new shares, thereby mitigating the potential dilution of the Woori Financial Group Inc. shares to be held by Tongyang Life Insurance Co., Ltd.’s minority shareholders following the Share Exchange, as well as the potential overhang that could arise from the future disposition of such shares. Accordingly, the cancellation of the treasury shares was intended to reduce unnecessary new share issuance and the associated potential dilution following the determination of the exchange ratio, thereby protecting the post-exchange economic interests of the shareholders participating in the Share Exchange.

If a shareholder opposes the share exchange, what options are available to such shareholder, and how will fractional shares resulting from the share exchange be treated?	Shareholders who oppose the share exchange may notify their dissent by July 23, 2026, and may exercise their appraisal rights from July 24 through August 3. Any fractional shares of less than one share arising from the exchange ratio will be paid in cash within one month from the share exchange date, based on the closing price of the exchange-listed new shares on the listing date.
What impact, if any, will the share exchange have on Tongyang Life’s capital adequacy ratio (K-ICS ratio)?	The share exchange itself does not immediately have a significant impact on the solvency ratio (K-ICS ratio). However, if appraisal rights are exercised on a large scale in opposition to the share exchange, capital may be depleted by that amount, and there is a possibility that the KICS ratio may decrease.

The Parties to the share exchange intend to provide relevant information to enable all shareholders to promptly review and readily comprehend the relevant matters. Through these measures, we will endeavor to minimize information asymmetry among all shareholders and ensure that each shareholder is able to make informed decisions based on adequate information. The Parties to the transaction intend to continue their efforts at the respective company level to enhance shareholder value and facilitate communication with shareholders; however, if shareholder opposition intensifies, it cannot be completely ruled out that complaints, litigation, or other legal proceedings may be filed in connection with the Share Exchange.

E. Possibility of Entering into a Separate Agreement for Share Exchange

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. may enter into a separate agreement regarding matters requiring mutual consent for the Share Exchange contemplated herein, and such separate agreement shall be deemed to constitute an integral part of the Share Exchange Agreement.

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. may enter into separate agreements regarding matters requiring mutual consent for the purpose of the Share Exchange, and any such separate agreement shall be deemed to form an integral part of this Share Exchange Agreement; in the event that the material terms, schedule, or other key conditions of the Share Exchange are modified as a result of any separate agreement, the Company will promptly disclose such changes, and investors are therefore advised to continuously monitor the Company’s disclosures.

F. Application of Special Provisions for Share Exchange

The Share Exchange may be conducted by applying the special provisions on share exchange set forth in Article 62-2 of the FHCA, which allows for the shortening of the time periods for certain procedures under the KCC.

Woori Financial Group Co., Ltd. is listed on the NYSE (New York Stock Exchange) and is therefore required to make an announcement at least 10 days prior to the record date in accordance with NYSE listing rules. Accordingly, the Company designated May 6, 2026, which is at least 10 days after the board resolution date of April 24, 2026, as the record date for determining shareholders eligible to express dissent to the small-scale share exchange. In order to enhance the stability of the Share Exchange process, the record date for determining shareholders entitled to participate in the general meeting of shareholders of Tongyang Life Insurance Co., Ltd. for approval of the Share Exchange has also been set as May 6, 2026, and all other procedures will be conducted in accordance with the special provisions under the KCC and the FHCA.

The Share Exchange may be conducted with shortened timeframes for certain procedures under the KCC by applying the special provisions on share exchange set forth in Article 62-2 of the FHCA. In this regard, with respect to the public notice of the record date for determining entitled shareholders, Article 62-2 of the FHCA provides that such notice may be made at least seven days prior to the record date.

However, Woori Financial Group Inc. is listed on the NYSE and is therefore required to publish notice ten (10) days prior to the record date in accordance with NYSE listing standards. Accordingly, May 6, 2026, which is at least 10 days after the board resolution date of April 24, 2026, was designated as the record date for determining shareholders eligible to express dissent to the small-scale share exchange. In order to enhance the stability of the Share Exchange process, the record date for determining shareholders entitled to vote at the general meeting of shareholders of Tongyang Life Insurance Co., Ltd. for approval of the Share Exchange has also been set as May 6, 2026.

All other procedures shall be conducted by applying the special provisions under the KCC and the FHCA, and for further details of the special provisions under the FHCA, please refer to the following.

[Comparison of Timelines under the KCC and the FHCA]

Category	KCC	Special Provisions under the FHCA
Public notice of record date and shareholder registry closure period	Two weeks prior to the closure period/record date	7 days prior
Public notice of small-scale/simplified share exchange by the company becoming the Wholly-Owning Parent Company/wholly-owned subsidiary	Within two weeks from the date of execution of the Share Exchange Agreement	Within 7 days
Dissent notice by shareholders of the company becoming the Wholly-Owning Parent Company/wholly-owned subsidiary regarding the small-scale/simplified share exchange	Within two weeks from the date of public notice of a small-scale/simplified share exchange	Within 7 days
Public notice of share certificate cancellation procedure	One month prior to the share exchange date	5 days prior
Purchase of shares subject to appraisal rights (dissenting shareholders)	Within 2 months after the expiry of the appraisal rights exercise period	Within 1 month

Note) The special provisions under Article 62-2(2) of the FHCA apply to both the financial holding company and its subsidiary, which are parties to the comprehensive share exchange.

2. Listing of New Shares of the Wholly-Owning Parent Company to Be Delivered Through the Share Exchange and the Delisting of the Wholly-Owned Subsidiary

A. Scheduled Listing Date of New Shares Issued in the Share Exchange

The exchange shares are scheduled to be listed on August 31, 2026 (provided, however, that such date is subject to change in consultation with the relevant authorities).

•	Share Exchange Date: August 11, 2026

•	Scheduled date of listing (trading) of new shares: August 31, 2026

B. Delisting of the Company Becoming a Wholly Owned Subsidiary Through the Share Exchange

Tongyang Life Insurance Co., Ltd., a corporation whose shares are listed on the securities market and which will become a wholly-owned subsidiary, is scheduled to be delisted from the securities market on August 31, 2026, in accordance with the securities market listing rules. However, the scheduled delisting date is an estimated schedule as of the time of this disclosure and is subject to change through consultation with relevant authorities.

3. Where the Company has Entered into a Contract, such as a Put Option, Call Option, Put-back Option, or Similar Arrangement, with a Counterparty or Third-party in Connection with a Share Exchange or Similar Transaction

Not applicable as of the filing date of the securities registration statement.

4. Risk Factors to be Considered when Investing in the Relevant Securities in the Event that the Share Exchange is Consummated

A. Cautionary Notes Regarding Investment Risk Factors

In preparing the investment risk factors, Woori Financial Group Inc. utilized not only the data of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., but also materials published by other institutions (including the Financial Statistics Information System, statistics from the Korea Federation of Banks, press releases from the Financial Supervisory Service, etc.) to assist investors in making informed investment decisions. In addition, to facilitate a better understanding of the risk factors associated with the investment, relevant terms are explained below for reference.

ø Definition of Company Name

– Wholly-Owning Parent Company: Woori Financial Group Inc.

– Wholly-Owned Subsidiary: Tongyang Life Insurance Co., Ltd.

– Parties: refers to the Wholly-Owning Parent Company and the Wholly-Owned Subsidiary, collectively.

The Wholly-Owning Parent Company, Woori Financial Group Co., Ltd., is a holding company of a comprehensive financial group that encompasses banking, securities, and insurance businesses. Through its principal subsidiaries, it engages in banking (Woori Bank), insurance (Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.), specialized credit finance (Woori Card Co., Ltd. and Woori Financial Capital Co., Ltd.), financial investment services (Woori Investment & Securities Co., Ltd., Woori Asset Trust Co., Ltd., Woori Asset Management Co., Ltd., Woori Venture Partners Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Financial F&I Co., Ltd.), savings banking (Woori Financial Savings Bank Co., Ltd.), and other businesses (Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori FIS Co., Ltd., and Woori Financial Research Institute). In addition, the wholly-owned subsidiary, Tongyang Life Insurance Co., Ltd., is engaged in the life insurance business, providing protection-type products such as survival insurance, death insurance, and group insurance, as well as savings-type products such as retirement pension plans. In the case of Tongyang Life Insurance Co., Ltd., as it is included in the consolidated group of Woori Financial Group Co., Ltd., the business risks and company-specific risks of Tongyang Life Insurance Co., Ltd. are also included in the business risks and company-specific risks of Woori Financial Group Co., Ltd.; however, in the case of Tongyang Life Insurance Co., Ltd., such risks are separately categorized and disclosed as the business risks of the wholly-owned subsidiary and the company-specific risks of the wholly-owned subsidiary.

[Definitions]

The definitions of terms used in this Statement are as follows.

(1) NIM (Net Interest Margin): A concept that represents the net interest income (operating yield) per unit of interest-bearing assets resulting from the operation of all interest-bearing assets of a bank, and an indicator of bank profitability. It is calculated by dividing net interest income on interest-earning assets (interest income from asset operations minus interest expense from liabilities funding costs) by the average balance of interest-earning assets.

(2) ROA (Return on Assets): The ratio of net income to total assets, an indicator of how efficiently a financial institution utilizes its total assets such as loans and securities investments, calculated as net income after tax divided by average total assets. Total assets are generally measured at depreciated cost (acquisition cost less accumulated depreciation), and the average of beginning and ending assets is used.

(3) ROE (Return on Equity): The ratio of net income to shareholders’ equity, an indicator of how efficiently a financial institution generates profit based on equity capital. It is generally calculated by dividing (adjusted) net income by average shareholders’ equity, and unlike ROA, ROE reflects leverage effects due to the exclusion of total liabilities.

(4) Substandard or below loan ratio: The ratio of substandard or below loans to total loans of a bank, an indicator of asset soundness. Total loans refer to the aggregate of loans in bank accounts, trust accounts, and merchant banking accounts excluding interbank loans, specifically non-performing loans subject to classification under the Enforcement Rules on Banking Supervision <Annex Table 12>. Substandard or below loans refer to the sum of “substandard,” “doubtful,” and “estimated loss” loans classified under the five-stage asset quality classification system (“normal,” “precautionary,” “substandard,” “doubtful,” and “estimated loss”).

(5) D-SIB (Domestic Systemically Important Bank and Bank Holding Company): Banks and bank holding companies designated annually by the Financial Services Commission under the Banking Supervision Regulation and Financial Holding Company Supervision Regulation, based on their size and interconnectedness with other financial institutions, reflecting their systemic importance to the domestic financial system. The Financial Services Commission has designated Woori Financial Group Inc., Shinhan Financial Group Co., Ltd., Hana Financial Group Inc., KB Financial Group Inc., and NongHyup Financial Group Inc. as systemically important bank holding companies, and Woori Bank, Shinhan Bank, Hana Bank, KB Kookmin Bank, and NongHyup Bank as systemically important banks. In accordance with Basel Committee recommendations, Korea has selected domestic systemically important banks since 2016 and imposed an additional capital requirement of 1%, phased in over four years at 0.25% per year. Accordingly, the obligation to set aside 1% in additional capital will be imposed from 2019.

(6) CET1 Capital Ratio: The ratio of Common Equity Tier 1 (“CET1”) capital to risk-weighted assets.

(7) Tier 1 Capital Ratio: The ratio of Tier 1 Capital to risk-weighted assets, calculated by excluding Tier 2 Capital from total capital (shareholders’ equity) in order to assess substantive capital adequacy. Tier 1 Capital refers exclusively to permanent capital, including paid-in capital, capital reserves, and retained earnings, and comprises the sum of common equity capital and other Tier 1 Capital.

(8) Tier 2 Capital: Together with Tier 1 Capital, Tier 2 Capital forms the numerator of the BIS capital adequacy ratio and includes items of a debt nature, such as subordinated debt, which, while not constituting typical equity capital, are recognized as having legitimate and significant characteristics warranting inclusion in regulatory capital.

(9) Total Capital Ratio: An indicator that measures capital adequacy as the ratio of total capital (equity capital) to risk-weighted assets held. It is also referred to as the Bank for International Settlements (BIS) capital adequacy ratio or the BIS capital ratio. Total capital is calculated by adding up Tier 1 Capital and Tier 2 Capital.

(10) Risk-Weighted Assets: The asset component corresponding to the denominator in the calculation of the capital adequacy ratio, which is not a simple aggregation of balance sheet asset accounts but rather the total amount calculated by applying risk weights reflecting the degree of risk exposure for each asset in order to reflect the actual level of risk.

(11) Loan-to-Value Ratio (LTV): The ratio of loan amount to collateral value, which serves as a standard in granting secured loans and is generally understood as the maximum lending limit relative to the collateral value applied when banks extend loans secured by real estate.

(12) Debt-to-Income Ratio (DTI): The ratio of a borrower’s total principal and interest payments on financial debt to income, which serves as a standard in extending secured loans. Repayment of principal and interest on loan receivables must primarily be made from the borrower’s income; therefore, financial institutions take into account the debt-to-income ratio when extending mortgage loans in order to reflect the borrower’s repayment capacity based on income.

(13) DSR (Debt Service Ratio): The ratio of the borrower’s total annual principal and interest repayment obligations on both new and existing loans to annual income, which is used as an indicator for assessing the borrower’s repayment capacity. The debt included in the DSR calculation standard encompasses all mortgage loans, credit loans, student loans, installment payments, overdraft facilities, and similar obligations.

(14) Liquidity Coverage Ratio (LCR): The short-term liquidity coverage ratio is an indicator designed to ensure that sufficient high-quality liquid assets are held, available for use without restriction, to withstand a potential liquidity stress scenario over a 30-day period.

(15) Net Stable Funding Ratio (NSFR: Net Stable Funding Ratio): This ratio indicates whether financial companies maintain sufficient long-term stable funding to cover liabilities with a high probability of outflow within one year, thereby mitigating the liquidity risk inherent in the asset and liability structure of financial institutions.

(16) Bail-in: In the process of rehabilitation and reorganization of insolvent financial institutions, shareholders and creditors shall bear, in order of priority according to their respective ranking in the loss absorption hierarchy, the costs of loss absorption and recapitalization necessary for normalization and maintenance of core functions, prior to any government bailout that would impose a burden on taxpayers.

(17) Total Credit Exposure: Total loans (assets subject to asset soundness classification falling within the scope of credit exposure under Annex Tables 2 and 3 of the Banking Supervision Regulation, corresponding to assets subject to asset soundness classification standards (aggregate amount of loans subject to non-performing loan recognition under the credit asset soundness classification business report (Form B2401) submitted to the Financial Supervisory Service)) refers to all assets exposed to credit risk.

(18) Double leverage ratio: An indicator reflecting the financial structure stability of a financial holding company. [Total investments in subsidiaries based on separate financial statements / total equity × 100]

(19) Bail-out: The provision of external funding, such as large-scale public funds, to stabilize and normalize a bank when it becomes insolvent. A typical example is the case in 1998, when the International Monetary Fund (IMF) provided a bailout to Korea on stringent conditions in response to large-scale distress in the banking sector.

(20) Administrative Proceedings: In a broad sense, this refers to both administrative appeals adjudicated by administrative agencies and administrative litigation adjudicated by the courts; in a narrow sense, it refers only to administrative appeals. Administrative appeal refers to the adjudication of administrative disputes concerning objections, requests for reconsideration, applications for adjudication, or petitions for review, by an administrative agency (the disposition authority or a higher administrative authority) or by an adjudicatory body established within the executive branch; whereas administrative litigation refers to administrative trials adjudicated by the judiciary.

Investors must carefully review all information contained in this Registration Statement and carefully consider all information, including the investment risk factors described below and the financial statements and related notes of the parties to the share exchange, Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. Should any of the investment risk factors described below, or any other investment risks and uncertainties not currently known or deemed immaterial, actually materialize, they may adversely affect the business, financial condition, and operating performance of Woori Financial Group Inc., which will become the Wholly-Owning Parent Company, and Tongyang Life Insurance Co., Ltd., which will become the wholly-owned subsidiary. In such cases, the share price may decline, and investors should note that they may incur a loss on part or all of their investment.

[Business Risks]

[Business Risk of Woori Financial Group Inc., the Wholly-Owning Parent Company]

A. Risks arising from the competitiveness and business performance of the financial holding company’s subsidiaries

The Wholly-Owning Parent Company is a financial holding company established under the FHCA, and financial holding companies such as the Wholly-Owning Parent Company are prohibited by applicable law from engaging in any business for profit purposes other than the business management of their subsidiaries, including financial support to subsidiaries, capital investment in and supervision of subsidiaries, and incidental business thereto, and accordingly, dividends from subsidiaries constitute the primary source of revenue. Accordingly, the competitive factors of a financial holding company are directly linked to the competitiveness of its subsidiaries within their respective industries. The Wholly-Owning Parent Company is a company engaged in financial services, including banking through its flagship subsidiary, as well as insurance, credit cards, capital financing, financial investment (securities), asset management, and real estate trusts. Should the Wholly-Owning Parent Company fail to efficiently manage its subsidiaries in the future, such failure may adversely affect the overall business conditions of the Wholly-Owning Parent Company, and the competitiveness and operating performance of the subsidiaries may directly impact the competitiveness and profitability of the Wholly-Owning Parent Company. To assess the business risks of the Wholly-Owning Parent Company, a comprehensive review of the operational status of its subsidiaries is necessary, and investors are advised to take note of this matter.

The operating income and net income of the Wholly-Owning Parent Company and its major subsidiaries for the most recent four fiscal years are as follows:

Woori Bank Co., Ltd.	(Unit: KRW billion)

Category	Q1 2026	2025	2024	2023	2022
Operating profit	664	3,521	4,069	3,317	3,783
Net income for the period	522	2,582	3,047	2,515	2,903

(Source: Woori Bank’s annual business report and quarterly report for each fiscal year)

[Woori Card Co., Ltd.]	(Unit: KRW billion)

Category	Q1 2026	2025	2024	2023	2022
Operating Profit	54	207	186	140	277
Net Income for the Period	45	151	148	112	205

(Source: Business reports and quarterly reports of Woori Card for each fiscal year)

[Woori Financial Capital Co., Ltd.]	(Unit: KRW billion)

Category	Q1 2026	2025	2024	2023	2022
Operating Profit	50	197	187	168	253
Net Income for the Period	40	149	141	128	183

(Source: Business Reports and Quarterly Reports for each fiscal year of Woori Financial Capital)

The Wholly-Owning Parent Company is classified as a “bank holding company” under the FHCA.

The Wholly-Owning Parent Company is a financial holding company established in January 2019 under the FHCA and may not engage in any other profit-making business, except for the business management of its subsidiaries, including financial support for subsidiaries, investment support for and management of subsidiaries, and incidental business thereto.

[Matters Relating to the Business of Financial Holding Companies – Financial Holding Companies Act (FHCA)]

CHAPTER IV. BUSINESS AFFAIRS OF FINANCIAL HOLDING COMPANIES AND INCLUSION OF COMPANIES AS SUBSIDIARIES THEREOF

Article 15 (Business affairs) No financial holding company shall engage in other profit-making business affairs except for business affairs prescribed by Presidential Decree as incidental to managing its subsidiaries.

Source: Ministry of Government Legislation

[Matters Relating to the Business of Financial Holding Companies – Enforcement Decree of the FHCA]

Article 11 (Business affairs of financial holding companies) (1) “Business affairs prescribed by Presidential Decree” in Article 15 of the Act means the following business affairs: <Amended on Jan. 18, 2010; Dec. 30, 2015>

1. Affairs concerning business administration:

(a) Setting business goals and approving business plans with respect to subsidiaries, etc.;

(b) Evaluation of business performance of subsidiaries, etc. and determination of remuneration;

(c) Determination of management governance structure with respect to subsidiaries, etc.;

(d) Inspection of business affairs and status of property of subsidiaries, etc.;

(e) Internal control and risk management of subsidiaries, etc.;

(f) Affairs incidental to items (a) through (e);

2. Affairs incidental to business administration:

(a) Financial support to subsidiaries, etc. (including loans of money, securities, and other properties having economic value, guarantee of an obligation, and other direct and indirect transactions involving transactional credit risks; hereinafter the same shall apply in this Article)

(b) Procurement of funds for investment in subsidiaries, etc. or providing financial support to subsidiaries, etc.;

(c) Provision of resources necessary for the business of subsidiaries, etc., including support for the development and sale of financial products of subsidiaries, etc.;

(d) Business entrusted by subsidiaries, etc. to support the business of the subsidiaries, etc., including computer, legal affairs, accounting, etc.;

(e) Other business affairs which do not require authorization, license or approval, etc. under statutes and regulations.

(2) Detailed matters concerning paragraph (1) 2 (c) and (d) are as prescribed in Appendix 3. <Added on Jan. 18, 2010>

Source: Ministry of Government Legislation

As a financial holding company, the Company’s principal source of income consists of dividends and other distributions from its subsidiaries; accordingly, the Company’s competitiveness and profitability are directly affected by the competitiveness and operating performance of its subsidiaries. Furthermore, the payment of dividends by the wholly-owned subsidiaries is subject to supervisory regulations concerning capital levels and retained earnings imposed by the KCC, the Banking Act, and various other relevant regulatory authorities. Examples are as follows:

Under the KCC, dividends may be paid only when there are distributable profits. In such case, distributable profits shall be calculated by deducting the total amount of the Company’s capital stock and various reserves required to be appropriated from the net asset value as of the end of each fiscal year.

Under the Banking Act, a bank is required, each time it distributes its net income for the fiscal year, to appropriate at least 10% of such net income as a legal reserve (earnings reserve) until the accumulated reserve reaches an amount equal to the total paid-in capital.

Under the Banking Act and the regulations promulgated by the Financial Services Commission, if a bank fails to meet the required capital adequacy ratio or becomes subject to management improvement measures imposed by the Financial Services Commission, the Financial Services Commission may restrict the bank from adopting dividend resolutions or distributing dividends.

Subsidiaries belonging to the Wholly-Owning Parent Company are companies engaged in financial businesses, including securities, insurance, credit card services, and specialized credit finance, with the principal subsidiary being a bank, and the future profitability of the Wholly-Owning Parent Company is determined by the competitiveness of such financial sector subsidiaries. The recent consolidated operating results of the Wholly-Owning Parent Company are as follows:

[Wholly-Owning Parent Company and Subsidiaries]	(Unit: KRW million)

Account Title	Q1 2026	Q1 2025	2025	2024	2023
I. Operating Profit	808,155	869,263	3,674,808	4,255,190	3,499,029
1. Net interest income	2,303,153	2,251,991	9,030,769	8,886,336	8,742,540
2. Net fee income	576,830	511,434	2,160,404	2,086,170	1,720,481
3. Dividend income	140,732	69,824	484,465	310,320	240,293
4. Net insurance profit (loss)	67,557	0	103,871	—	—
5. Other insurance finance income (loss)	(197,305)	0	(378,130)	—	—
6. Gains (losses) on financial instruments measured at FVPL	439,251	202,368	725,939	1,492,783	488,486
7. Gains (losses) on financial assets measured at FVOCI	10,703	33,257	130,620	96,620	(37,641)
8. Gains (losses) on disposal of financial assets measured at amortized cost	8,885	19,805	107,667	286,885	203,942
9. Impairment loss on credit losses	(526,782)	(435,501)	(2,102,814)	(1,716,295)	(1,894,916)
10. General and Administrative Expenses	(1,422,809)	(1,306,172)	(5,179,621)	(4,468,973)	(4,443,433)
11. Other Operating Income (Loss)	(592,060)	(477,743)	(1,408,362)	(2,718,656)	(1,520,723)
II. Non-Operating Income (Loss)	40,037	(4,668)	415,358	(32,343)	18,424
III. Profit (Loss) Before Income Tax	848,192	864,595	4,090,166	4,222,847	3,517,453
IV. Income Tax Expense	(208,759)	(210,039)	(862,658)	(1,051,378)	(890,559)
V. Net Income for the Period	639,433	654,556	3,227,508	3,171,469	2,626,894
1. Profit Attributable to Owners of the Parent	604,318	616,691	3,124,346	3,085,995	2,506,296
2. Profit attributable to non-controlling interests	35,115	37,865	103,162	85,474	120,598
VI. Other Comprehensive Income	2,140,792	(32,223)	176,770	382,719	663,537
1. Items that will not be reclassified subsequently to profit or loss	1,814,937	(86,879)	90,547	(200,341)	122,334
2. Items that may be reclassified subsequently to profit or loss	325,855	54,656	86,223	583,060	541,203
VII. Total Comprehensive Income	2,780,225	622,333	3,404,278	3,554,188	3,290,431
1. Total comprehensive income attributable to owners of the parent	2,688,133	588,070	3,251,616	3,454,620	3,164,464
2. Total comprehensive income attributable to non-controlling interests	92,092	34,263	152,662	99,568	125,967
VIII. Earnings Per Share
1. Basic and diluted earnings per share (Unit: KRW)	774	781	4,052	3,950	3,230

Source: Q3 2026 Business Report of the Wholly-Owning Parent Company

As of July 2, 2026, the corporate group of the Wholly-Owning Parent Company comprises four listed companies, including the Wholly-Owning Parent Company, and 40 unlisted companies.

[Name of the Relevant Business Group and Number of Affiliated Companies]

(Record date: July 2, 2026)	(Unit: company)

Name of the Business Group	Number of Affiliated Companies
	Listed	Unlisted	Total
Woori Financial Group	4	40	44

Note 1) Subsidiaries, etc. under the FHCA

Source: Information provided by the Wholly-Owning Parent Company

[Details of Affiliated Companies]

(Record date: July 2, 2026)	(Unit: company)

Listed or not	Number of companies	Company Name	Corporate Registration Number
Listed	4	Woori Financial Group Co., Ltd.	110111–6981206
		Tongyang Life Insurance Co., Ltd.	110111–0624688
		PT Bank Woori Saudara Indonesia (PT Bank Woori Saudara Indonesia 1906 Tbk)	—
		Woori Finance Indonesia (PT Woori Finance Indonesia Tbk)	—
Unlisted	40	Woori Bank Co., Ltd.	110111–0023393
		Woori Card Co., Ltd.	110111–5101839
		Woori Financial Capital Co., Ltd.	160111–0038524
		Woori Investment Securities Co., Ltd.	110111–5232204
		ABL Life Insurance Co., Ltd.	110111–0007032
		Woori Asset Trust Co., Ltd.	110111–2003236
		Woori Financial Savings Bank Co., Ltd.	150111–0000682
		Woori Asset Management Corp.	110111–2033150
		Woori Venture Partners Co., Ltd.	110111–3923764
		Woori Private Equity Asset Management Co., Ltd.	110111–3327685
		Woori F&I Co., Ltd.	110111–8156659
		Woori Credit Information Co., Ltd.	110111–0757266
		Woori Fund Services Co., Ltd.	110111–4573625
		Woori FIS Co., Ltd.	110111–0624018
		Woori Finance Research Institute Co., Ltd.	110111–5031127
		Hankook BTL Infrastructure Investment Fund	110111–3461730
		Woori America Bank (Woori America Bank)	—
		Woori Bank China Limited (Woori Bank China Limited)	—
		AO Woori Bank (AO Woori Bank)	—
		Banco Woori Bank do Brasil S.A. (Banco Woori Bank do Brazil S.A.)	—
		Woori Global Markets Asia Limited (Woori Global Markets Asia Limited)	—
		Woori Bank Vietnam Limited (Woori Bank Vietnam Limited)	—
		Woori Wealth Development Bank, Philippines (Wealth Development Bank)	—
		Woori Finance Myanmar (Woori Finance Myanmar Co., Ltd.)	—
		Woori Bank (Cambodia) PLC. (Woori Bank (Cambodia) PLC.)	—
		Woori Bank Europe (Woori Bank Europe Gmbh)	—
		Tongyang Life Financial Services Co., Ltd.	110111–8127692
		Tutu Finance Myanmar (Tutu Finance–WCI Myanmar Co., Ltd.)	—
		ABA Financial Services LLC	110114–0234267
		Woori Venture Partners US, Inc. (Woori Venture Partners US, Inc.)	—
		Woori Venture Everbest Corporate Restructuring Private Equity Partnership	110113–0004029
		Arden Woori Apparel No. 1 Private Equity Partnership	110113–0029868
		Woori Dyno No. 1 Private Equity Partnership	110113–0032449
		Green ESG Growth No. 1 Private Equity Partnership	110113–0032952
		Woori Corporate Restructuring No. 1 Private Equity Partnership	110113–0035493
		NH Woori Dyno Co-Investment No. 2 Private Equity Partnership	110113–0037225
		Woori Eugene Energy Link Private Equity Partnership	110113–0003758
		Woori NH Shared Growth No. 1 Private Equity Partnership	110113–0003877
		Woori Bailey National Growth Private Equity Partnership	110113–0003989
		WFBS No. 1 Corporate Restructuring Private Equity Partnership	110113–0035708

Note 1) As of July 2, 2026, subsidiaries and sub-subsidiaries pursuant to the FHCA

[Diagram illustrating control, subsidiary relationships, and shareholding structure among affiliated companies] (Record date: May 13, 2026)

1) 32.65% including group company holdings; 2) 35.26% including group company holdings; 3) 7.86% including group company holdings; 4) 20.00% including group company holdings

Record date: July 2, 2026

Source: Information provided by the Wholly-Owning Parent Company

[Business Divisions and Principal Operations of the Wholly-Owning Parent Company and Subsidiaries]

Category		Business Description	Affiliates
Controlling Company	Financial holding company	Management and operation of subsidiaries and incidental activities thereto;	Woori Financial Group
Major Subsidiaries, etc.	Banking business	Loan extension, deposit-taking, and related ancillary services	Woori Bank
	Insurance business	Life insurance business and incidental activities thereto;	Tongyang Life Insurance, ABL Life Insurance
	Specialized Credit Finance Business	Business relating to credit cards, cash advances, card loans, and other similar services, and any business incidental thereto	Woori Card
		Business operations in auto finance, corporate finance, personal finance, and related ancillary activities	Woori Financial Capital
	Securities business	Trading, brokerage, underwriting of securities, and business incidental thereto;	Woori Investment & Securities
	Real estate trust business	Real Estate Trust and Management Services	Woori Asset Trust
	Savings Bank Business	Credit extension, receipt of deposits, and business incidental thereto under the Mutual Savings Banks Act;	Woori Financial Savings Bank
	Asset Management Business	Asset management services and ancillary services thereto	Woori Asset Management
	Venture capital business	Investment in small and medium-sized venture enterprises and start-ups, and business activities incidental thereto;	Woori Venture Partners
	Operation of institutional-only and general private equity funds	Business of the managing member of an institutional private collective investment vehicle and business of general private collective investment	Woori Private Equity Asset Management
	Other financial services	Investment in and management of NPLs and incidental activities thereto	Woori F&I
	Credit investigation and debt collection business	Debt collection, credit investigation, and lease investigation services	Woori Credit Information
	General administration services for collective investment	General administrative services for the Fund and provision of integrated asset management systems	Woori Fund Services
	System development and supply business	IT service business, including the development, sale, and maintenance of financial IT systems	Woori FIS
	Management consulting services	Management research and survey services, management consulting services	Woori Financial Research Institute

Source: 2025 Business Report of the Wholly-Owning Parent Company

① Banking Business (Target bank: Woori Bank Co., Ltd.)

The banking business plays a vital role in the national economy by intermediating the supply and demand of funds among economic entities, and is an industry that performs important functions for economic development, including financial intermediation business—which involves lending funds raised by assuming obligations to an unspecified number of persons through the issuance of securities or other debt instruments—and the implementation of monetary policy. It also has the characteristic of emphasizing its public nature by creating added value through the provision of various financial services related to financial demand arising from increased production activities in other industries and by contributing to the stability of financial markets and the development of the national economy.

The business operations of a bank primarily consist of its core banking activities of deposit-taking and lending, along with principal operations including domestic and foreign exchange transactions, payment guarantee services, and the issuance of and investment in securities, while also conducting various ancillary business activities related to the Banking Act and concurrently engaging in trust business.

The banking sector is sensitive to economic fluctuations and may achieve asset growth and profit generation during periods of economic expansion, whereas during economic downturns, asset growth may decelerate and profitability may decline. Since 2009, driven by the expansion of liquidity in the market and a low interest rate environment, the loan assets of banks have continued to increase. However, domestic banks are strengthening risk management in response to increased credit risk volatility due to global economic uncertainties and growing domestic household debt, and the growth of their assets is slowing due to tighter regulations on household and individual business loans. Interest margin is on the upward trend, but it is still in a slow state due to intensified competition over high-quality assets and the long-term low interest rate environment. The growth of the retirement and asset management market, the advancement of digital technology and the proliferation of financial services, and the expansion into global markets may have a positive impact in terms of growth potential, and accordingly, banks are expected to focus on discovering new business models in addition to maintaining sound management practices.

Amid growing inflation concerns since late 2021, Federal Reserve Chair Powell implemented the first interest rate increase of 0.25 percentage points in March 2022 to combat record-high inflation in the United States, and notwithstanding a subsequent “big step” rate increase of 0.50 percentage points in May, the first such increase in 22 years, the U.S. Consumer Price Index (CPI) recorded an 8.6% increase in May 2022, representing the largest increase since 1981. In response, Chair Powell reaffirmed his strong commitment to price stability, and thereafter the Federal Reserve implemented four consecutive “giant steps” at the regular FOMC meetings held in June, July, September, and November 2022, raising the benchmark interest rate by 0.75 percentage points at each meeting, thereby increasing the benchmark interest rate to 4.00%. In December 2022, after only five meetings, the increase was reduced to 0.50 percentage points, and in 2023, due to continued pressure from high inflation, additional increases of 0.25 percentage points were made in January, March, and May 2023, respectively. In June 2023, the FOMC held interest rates steady for the first time in 15 months; however, at the July FOMC meeting, it raised its assessment of economic activity and increased the policy rate by 0.25 percentage points, reflecting a reduction in concerns over a U.S. economic recession, thereby reaching the highest interest rate level in 22 years. Subsequently, the U.S. Federal Reserve maintained its tightening stance while monitoring the inflation trajectory and kept the policy rate unchanged at the FOMC meetings held in September, November, and December 2023, as well as in February, March, May, and July 2024. In September 2024, the Fed reduced interest rates by 0.50 percentage points to maintain a robust employment market, marking the first rate adjustment in 14 months, and subsequently reduced rates by 0.25 percentage points at each of the November and December 2024 FOMC meetings. At the FOMC meetings held in January, March, May, June, July, and August 2025, the Fed again held the policy rate steady, refraining from interest rate cuts due to increased uncertainty regarding inflationary risks, the economic outlook, and geopolitical instability, including heightened tensions in the Middle East.

In September, October, and December 2024, the FOMC confirmed that inflation was approaching its target and reduced interest rates by 0.25 percentage points at each meeting to proactively address labor market deterioration and facilitate a soft landing for the economy. At the January 2026 FOMC meeting, the Federal Reserve determined to hold the federal funds rate steady following three rate reductions in 2025, taking into account robust economic growth and persistent inflationary pressures, and to monitor the effects of its policy measures. At the March 2026 FOMC meeting, the benchmark interest rate was held unchanged once again, as surging oil prices resulting from the Middle East crisis served as an inflationary factor. At the April 2026 FOMC meeting, the benchmark interest rate was held steady for the third consecutive time as the upside risks to inflation and downside risks to the labor market increased simultaneously. As of the day immediately preceding the submission date of this Securities Registration Statement, the U.S. policy interest rate stands at 3.50%–3.75%.

The Bank of Korea, taking into account the need to urgently address financial imbalances arising from heightened inflationary pressures amid the easing of the COVID-19 environment, rising real estate prices, and increasing household debt, initiated a series of policy rate hikes starting with a 0.25 percentage point increase to 0.75% per annum at the Monetary Policy Board meeting in August 2021. Subsequently, it implemented a total of ten rate increases up to the 0.25 percentage point hike in January 2023, resulting in a policy rate of 3.50%. This is interpreted as a response to the consecutive base rate increases and quantitative tightening policies implemented by the U.S. Federal Reserve and global central banks. Thereafter, the Monetary Policy Committee froze the base rate for thirteen consecutive meetings from February 2023 through August 2024; however, at the October 2024 meeting, the Committee reduced the base rate by 0.25 percentage points for the first time in 38 months. The Bank of Korea explained the reasons for the rate cut, stating that given the inflation rate has declined to the target level while uncertainty regarding growth prospects has heightened and risks from a financial stability perspective have begun to ease, it is appropriate to moderately reduce the degree of monetary tightening and monitor its effects. In February 2025, the Monetary Policy Committee determined that, notwithstanding continued vigilance in the foreign exchange market, it was appropriate to further lower the base rate by 0.25 percentage points to mitigate downward pressure on the economy, given that the economic growth rate was projected to decline significantly while the inflation rate remained stable and the trend of decelerating household debt persisted. In April 2025, the Monetary Policy Board of the Bank of Korea maintained the base rate unchanged due to concerns regarding changes in U.S. tariff policy and heightened exchange rate volatility. In May 2025, the Monetary Policy Committee lowered the base rate by 0.25 percentage points, judging it appropriate to ease downward pressure on the economy, given that the growth rate was projected to decline significantly while price stability continued, notwithstanding persistent concerns regarding the pace of household loan growth and heightened exchange rate volatility. At the Monetary Policy Board meetings held in July 2025, the Bank of Korea unanimously decided to hold the policy rate steady, taking into account that downside risks to the domestic economy remained elevated while financial stability risks were increasing due to rising housing prices and a rapid expansion in household debt. At the August 2025 meeting, the policy rate was also maintained unchanged in order to further assess the trend of underlying stability. At the October and November 2025 meetings, the Bank of Korea likewise kept the policy rate unchanged, considering the continued increase in household debt, rising housing prices concentrated in the Seoul metropolitan area, and the need to curb financial imbalance risks, while also taking into account the solid growth in exports. In February and March 2026, the Monetary Policy Committee held the base rate steady in light of diminished urgency for economic stimulus measures, attributable to exchange rate volatility arising from external policy uncertainties including geopolitical risks, and upward revisions to growth forecasts driven by robust export performance. At the April 2026 meeting, the Monetary Policy Board held the base rate held steady unanimously amid simultaneously increasing upward inflationary pressures and downward growth pressures resulting from the war in the Middle East, with a decision to monitor the situation’s trajectory and ripple effects. At the May 2026 meeting, the Monetary Policy Board assessed that the economic, inflationary, and financial conditions all supported a rate hike, and there were two minority opinions advocating for a rate hike. However, the base rate was held steady on the grounds that uncertainties regarding the appropriateness of a rate hike needed to be taken into account, and that additional confirmation through core inflation statistics was necessary. As of the day immediately preceding the filing date of the Securities Registration Statement, the base rate of the Bank of Korea is 2.50%. In light of recent developments in the Middle East and consequent adjustments to monetary policies in major economies, including a moderation in the pace of U.S. federal funds rate reductions, ongoing monitoring of benchmark interest rate changes is necessary, with due consideration of economic fluctuations, the pace of inflation deceleration, and real estate price volatility.

Meanwhile, in order to ensure accurate assessment of borrowers’ repayment capacity and to establish advanced credit underwriting practices, the government implemented the new DTI (Total Debt-to-Income ratio) beginning in January 2018 for speculative zones, speculative overheated districts, and the Seoul Metropolitan Area, and introduced the DSR (Debt Service Ratio) in the second half of 2018. In addition, for household debt management, a stress DSR system was introduced in the first phase in February 2024 and in the second phase in September 2024, and the third phase of the stress DSR system was implemented on July 1, 2025. Meanwhile, on June 27, 2025, the Ministry of Land, Infrastructure and Transport and the Financial Services Commission, expressing concern over the expanding scale of household loan growth centered on mortgage loans in conjunction with the recent real estate market conditions in the Seoul metropolitan area, convened an ‘Emergency Household Debt Review Meeting’ and announced that the aggregate target for total household loans across the financial sector (excluding policy loans) would be reduced to 50% of the planned level beginning in the second half of 2025. Detailed measures include restrictions on housing mortgage loan limits for general banks (KRW 600 million cap in the Seoul Metropolitan Area and regulated regions), enhanced restrictions on the purchase of additional housing for purposes other than actual residence, and credit loan limit restrictions. The measures also include the tightening of the loan-to-value (LTV) ratio for first-time home purchases in the Seoul Metropolitan Area and regulated regions from 80% to 70%, the imposition of move-in obligations (implemented identically for Didimdol Loans and Bogeumjari Loans), and the reduction of the jeonse loan ratio from 90% to 80% to encourage financial institutions to strengthen their credit underwriting practices. Furthermore, at the Household Debt Review Meeting held on January 14, 2026, the Financial Services Commission announced that it would consistently and steadfastly maintain the policy stance of strengthening management for household debt stabilization throughout 2026, and on April 1, 2026, the Financial Services Commission announced the “2026 Household Debt Management Plan.” These measures are designed to insulate the real estate market from the financial sector and include maintaining a strict aggregate household lending management framework, stabilizing the ratio of household loans to GDP at approximately 80% by 2030, and gradually reducing the share of policy-based loans from the current level of 30% to approximately 20%; strict penalties will be imposed on financial institutions that fail to meet these targets. In addition, a separate management target for mortgage loans was established, and the extension of maturity for mortgage loans secured by apartments in the Seoul metropolitan area and regulated areas held by multi-homeowners was restricted. The Financial Services Commission has announced that it plans to introduce measures for household debt management, including the expansion of the Debt Service Ratio (DSR) coverage. As such, the introduction of the stress DSR, measures to strengthen household debt management, and the reduction of guarantees for jeonse loans may negatively impact profitability through the contraction of loan growth and decline in interest income in the banking sector, and accordingly, it will be necessary to monitor the implementation of future regulations and their ripple effects.

Meanwhile, the four largest banks in Korea (Woori, Kookmin, Shinhan, and Hana) were recently investigated by the Fair Trade Commission on suspicion of sharing data related to the Loan-to-Value (LTV) ratio for mortgage loans, and in January 2026, the Fair Trade Commission imposed administrative fines totaling KRW 272 billion on them. Woori Bank was assessed the lowest amount at KRW 51,535 million.

The interest income of domestic banks stood at KRW 60.4 trillion as of year-end 2025, representing an increase of KRW 1.1 trillion (+1.8%) compared to the same period in the previous year (KRW 59.3 trillion), and notwithstanding a contraction in net interest margin (NIM) (Δ0.06%p), interest income increased due to factors including growth in interest-earning assets (KRW 3,442 trillion) (+4.6%).

[Trend in Net Interest Margin (NIM) of Domestic Banks]	(Unit: KRW trillion, %, %p)

Category	2023	2024 (A)	2024				2025 (B)	2025				Increase or decrease (B–A)	Increase or decrease rate
			1Q	2Q	3Q	4Q		1Q	2Q	3Q	4Q
Interest income	59.2	59.3	14.9	14.9	14.6	14.9	60.4	14.9	14.9	15.1	15.6	1.1	1.8
Net Interest Margin (NIM)	1.65	1.57	1.63	1.60	1.52	1.52	1.51	1.53	1.50	1.50	1.52	Δ0.06	–

Source: Financial Supervisory Service Press Release_Domestic Banks’ Operating Performance for 2025 [Preliminary] (March 19, 2026)

In 2025, the return on assets (ROA) of domestic banks was 0.59%, which was similar to the same period of the previous year (0.58%) (an increase of 0.01 percentage points), and the return on equity (ROE) was 7.93%, representing an increase of 0.17 percentage points compared to the same period of the previous year (7.76%).

[Status of ROA and ROE of Domestic Banks]

(Unit: %, %p)

Category		2023	2024					2025 (B)	2025				Increase or decrease (B–A)
			2024 (A)	1Q	2Q	3Q	4Q		1Q	2Q	3Q	4Q
Return on Total Assets (ROA)	All domestic banks	0.59	0.58	0.57	0.76	0.65	0.35	0.59	0.71	0.78	0.62	0.28	0.01
	Commercial banks	0.57	0.60	0.57	0.70	0.78	0.34	0.62	0.66	0.81	0.71	0.30	0.02
	Special banks	0.63	0.55	0.59	0.87	0.40	0.36	0.55	0.80	0.72	0.47	0.25	Δ0.001
Return on equity (ROE)	All domestic banks	8.07	7.76	7.80	10.38	8.57	4.61	7.93	9.57	10.49	8.22	3.82	0.17
	Commercial banks	8.58	8.93	8.57	10.74	11.66	5.09	9.36	10.08	12.38	10.67	4.65	0.43
	Special banks	7.35	6.14	6.73	9.90	4.37	3.96	6.02	8.89	7.97	5.00	2.73	Δ0.12

Source: Financial Supervisory Service Press Release_Domestic Banks’ Operating Performance for 2025 [Preliminary] (March 19, 2026)

[ROA and ROE Trends of Domestic Banks]

Source: Financial Supervisory Service Press Release_Domestic Banks’ Operating Performance for 2025 [Preliminary] (March 19, 2026)

Competition among banks is intensifying due to the expansion of competitive scope resulting from diversification of the financial industry and structural reorganization of the banking industry, including the establishment of a five major financial holding company system centered on Woori, KB, Shinhan, Hana, and NH, and a new competitive landscape is emerging in response to environmental changes such as strengthened financial consumer protection and increased demand for social public interest. Woori Bank’s substandard or below loan ratio recorded 1.47% at the end of 2015, and has shown a continuous downward trend, recording 0.23% as of the end of 2024, and slightly increased to 0.31% at the end of 2025 and to 0.33% for Q1 of 2026. Conversely, the allowance for loan losses coverage ratio for substandard or below loans showed a steady upward trend since 2015, recording 247.44% as of the end of 2024, but declined to 172.55% as of the end of 2025 and is now 161.11% as of Q1 2026.

[Woori Bank Asset Soundness Ratio Trends]	(Unit: %)

Category		Q1 2026	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Substandard or below loan ratio	Woori Bank	0.33	0.31	0.23	0.18	0.19	0.20	0.32	0.40	0.51	0.83	0.98	1.47
	Average of domestic banks	0.83	0.79	0.62	0.52	0.37	0.36	0.48	0.58	0.70	0.81	0.90	1.12
Loan loss provision coverage ratio (as a percentage of the substandard or below loans)	Woori Bank	161.11	172.55	247.44	320.84	263.43	205.50	153.96	121.81	119.21	87.71	84.48	70.24
	Average of domestic banks	130.71	141.19	186.84	215.78	224.84	182.49	144.42	116.59	114.96	88.91	87.42	161.16

Note 1) The average for domestic banks is calculated as the arithmetic mean of the figures for each bank during the relevant period, based on a total of 12 banks comprising commercial banks and regional banks as reported in the Financial Supervisory Service’s Financial Information and Statistics System

Source: Financial Statistics Information System of the Financial Supervisory Service, each bank’s Q3 2026 quarterly reports and IR materials.

Strengthening of banks’ asset quality management in preparation for potential deterioration in loans to individual business owners and high-interest household loans following the termination of various COVID-19-related financial support measures, as well as the revitalization of financial support policies for financially underserved groups, may affect banks’ future profitability; accordingly, continuous monitoring by investors is required.

② Life Insurance Business (Target Company: Wholly-Owned Subsidiary (Tongyang Life Insurance Co., Ltd.), ABL Life Insurance Co., Ltd.)

ø On July 1, 2025, the Wholly-Owned Subsidiary (Tongyang Life Insurance Co., Ltd.) and ABL Life Insurance Co., Ltd. were incorporated as subsidiaries of the Wholly-Owning Parent Company.

The insurance business refers to an industry engaged in the receipt of monetary consideration in exchange for the undertaking to provide agreed benefits upon the occurrence of death or survival of an individual, or to indemnify losses arising from contingent events. It is classified into life insurance, non-life insurance, and third-sector insurance.

Life insurance business means the business of promising to provide agreed-upon benefits in relation to the survival or death of a person and receiving money therefor. The life insurance business relies on domestic demands is therefore significantly affected by economic fluctuations and financial market conditions. In addition, it also serves a public interest role as a social safety net that complements and supplements public protection, and as a large institutional investor managing substantial assets. Due to such expertise and public nature, the Company is subject to direct and indirect supervision by state supervisory authorities with respect to consumer protection and ensuring soundness of management.

As of the end of 2025, a total of 32 non-life insurance companies and 22 life insurance companies are operating in Korea.

[Number of Companies by Financial Industry Sector as of End-2025]

Category	Domestic Banks	Non-life Insurance	Life Insurance	Securities Company
Number of companies	20	32	22	61

Source: Financial Statistics Information System of the Financial Supervisory Service

The insurance industry, following the adoption of IFRS 17 and K-ICS in 2023, has been making efforts to expand contractual service margin (CSM) by developing products aligned with the new accounting regime and strengthening sales focused on protection-type insurance products. In addition, the industry has established and operate the infrastructure, systems, and risk management framework necessary to support these activities. The business environment for insurance companies is changing at an accelerated pace, and the proportion of sales of non or low surrender value products within the insurance industry has recently shown an increasing trend. Non- and low-surrender value products are insurance products that provide no surrender value or a lower surrender value than standard insurance products, and their sales have continued to increase amid intensifying price competition.

Following the adoption of IFRS 17, insurers’ financial performance has become more sensitive to actuarial assumptions, as the standard requires future insurance premiums and claims to be measured at present value rather than at cost and reflected in the financial statements accordingly. One of the key assumptions used by insurers in relation to non- and low-surrender value products is the “lapse rate.” If an insurer sets a higher lapse rate assumption, future insurance benefit payments may decrease, which may have the effect of improving current-period financial results. In response, the financial authorities reformed the assumptions regarding lapse rates for non-surrender and low-surrender value insurance products at the Insurance Reform Conference in conjunction with the introduction of IFRS 17, and presented a unified regression model to prevent insurers from arbitrarily setting lapse rate assumptions. The application of the model proposed by the financial authorities is expected to result in a decrease in the lapse rate assumption and an increase in contract liabilities for non-surrender and low-surrender value insurance products, which may have an impact on the solvency ratio of the domestic insurance industry. As such, institutional improvements and enhanced supervision aimed at ensuring the successful implementation of IFRS 17 and preventing accounting distortions may impact profitability indicators across the insurance industry as a whole. Investors are kindly requested to take note of this matter.

The domestic life insurance market exhibited a high average annual growth rate of 10.5% in terms of premium income through the latter half of the 2000s, driven by the expansion of advanced protection type insurance such as whole life insurance and critical illness insurance in 2003, performance dividends (variable) insurance, and savings type insurance.

However, due to the global economic recession triggered by the U.S. subprime mortgage crisis in 2008, the growth rate of premium income of domestic life insurers declined significantly, plummeting to around -2.0%, and the market shrank considerably. Thereafter, the market showed an upward trend, supported by financial market stabilization policies and increased sales of savings type insurance. In 2012, premium income from savings type insurance increased significantly as sales of immediate annuity insurance grew. Excluding the periods of temporary sharp decline and surge due to the change in accounting period (from March to December) in 2013–2014, the growth of the life insurance industry has been relatively stagnant since then. In 2022, total premium income increased by 11.11% year-on-year, reflecting growth driven by the diversification of insurance products such as savings type insurance, retirement pensions, and protection type insurance, which led to the external expansion of the insurance market.

Total premium income in 2022 increased by 11.1% year-on-year, showing growth. This was attributable to external expansion resulting from the diversification of products such as savings type insurance, retirement pensions, and protection type insurance. In contrast, total premium income in 2023 decreased by 15.3% year-on-year, which is believed to be due to changes in accounting standards. In 2024, growth recovered somewhat due to increases in disease and health insurance and retirement pensions, and the premium income of life insurers was approximately KRW 113.4 trillion, up 0.9% year-on-year. In 2025, the premium income of life insurers was approximately KRW 127.5 trillion, up 12.4% year-on-year, which is believed to be attributable to the increase in retirement pensions premium income resulting from the activation of the bancassurance channel. However, as the growth rate of the domestic population has slowed and the number of insurance subscribers has not increased significantly, it is assessed that the domestic life insurance market is unlikely to exhibit sharp growth in the future.

[Life Insurance Company Premium Income Trends]

(Unit: KRW million, %)

Category	General Accounts	Special Accounts	Total	Growth rate
2025	84,089,772	43,416,352	127,506,126	12.4
2024	79,203,036	34,236,997	113,440,031	0.9
2023	72,249,789	40,157,704	112,407,494	(15.3)
2022	92,400,552	40,283,135	132,683,689	11.1
2021	77,063,082	42,358,035	119,421,116	(0.1)
2020	79,810,302	39,776,913	119,587,220	2.0
2019	74,936,355	42,326,002	117,262,357	5.8
2018	75,136,110	35,707,020	110,843,129	(2.7)
2017	79,443,404	34,530,078	113,973,481	(4.9)
2016	83,679,892	36,131,357	119,811,249	2.2
2015	82,871,563	34,342,089	117,213,655	2.3
2014	81,344,712	33,256,255	114,600,965	42.8
2013	57,339,488	22,898,841	80,238,328	(11.1)
2012	67,647,441	22,585,275	90,232,719	26.4
2011	47,557,650	23,823,440	71,381,089	5.6
2010	46,457,401	21,113,486	67,570,892	6.8
2009	43,164,938	20,098,104	63,263,041	2.5
2008	41,942,453	19,797,351	61,739,808	(1.1)
2007	42,048,887	20,347,334	62,396,219	15.9
2006	39,906,469	13,931,332	53,837,801	9.8
2005	38,519,400	10,507,341	49,026,746	12.8
2004	38,440,041	5,036,764	43,476,808	6.7

(Note 1) In 2023, a new system (IFRS17) was introduced, causing the calculation of premium income using statistical data formatted before 2022 to be discontinued, making it difficult to compare the figures on the same basis.

(Note 2) For premium income from general accounts and special accounts, the figures represent the total premium income of domestic and foreign life insurers

(Note 3) Growth rate is year-on-year

Source: Financial Statistics Information System of the Financial Supervisory Service

According to the “2026 Insurance Industry Outlook and Challenges” released by the Insurance Research Institute in October 2025, the growth rate for life insurance premium income in 2026 is expected to slow down to 3.5% compared to 2025. The market dominance of health insurance portfolios will continue to expand, and premium income from protection type insurance is expected to increase by 4.9% year-on-year in 2026. Savings type insurance premium income is expected to decrease by 15.0% year-on-year in 2026 due to the anticipated reduction in new sales of lump-sum annuity insurance resulting from falling interest rates. Variable insurance is expected to increase by 5.9% year-on-year, driven by expectations of expanded new sales on the back of a stock market recovery.

[Life Insurance Company Premium Income Forecast]

(Unit: KRW trillion, %)

Classification	2023		2024		2025 (E)		2026 (F)
	Premiums	Growth rate	Premiums	Growth rate	Premiums	Growth rate	Premium	Growth Rate
Life insurance as a whole (including retirement pensions)	125.2	4.2	127.6	1.9	135.0	5.8	139.6	3.5
Protection type insurance (Note 2)	64.3	4.0	68.0	5.8	72.3	6.3	75.9	4.9
Savings type insurance	1.9	(10.7)	1.7	(13.0)	1.4	(15.5)	1.2	(15.0)
Other (Note 3)	21.1	1.4	20.7	(1.8)	20.3	(2.0)	20.3	(0.2)
Variable insurance	13.9	8.6	14.9	7.4	15.6	4.9	16.5	5.9
Retirement pensions	24.0	6.6	22.3	(7.2)	25.3	13.5	25.7	1.7
Life insurance (except for retirement pensions)	101.2	3.7	105.3	4.1	109.6	4.1	113.9	3.9

Note: (E) means estimated figures; (F) means forecast figures.

Note 2: Protection type insurance includes whole life insurance, CI, health insurance, variable whole life insurance, etc.

Note 3: Other includes general group insurance

Source: “2026 Insurance Industry Outlook and Challenges” (October 21, 2025)

As such, the domestic life insurance market is facing increasing difficulties in creating new insurance demand due to a medium term low growth trend, economic downturn, weakening contract retention, and rising insurance premiums. The population in their 30s and 40s, which constitutes the major new customer base for individual insurance, has been declining since 2008, while the population aged 65 and over with lower insurance purchasing capacity has been increasing, and the proportion of single-person households continues to rise steadily, weakening demand for protection type insurance that provides coverage for survivors or children. Considering these changes in Korea’s demographic and social structure, it is projected that achieving high growth rates similar to those in the early 2010s will not be easy. Should the growth of the domestic insurance industry stagnate in the future, the growth of our business may also slow down, and investors are advised to take note of this point.

Meanwhile, according to a press release issued by the Financial Supervisory Service in January 2026, the solvency ratio (K-ICS) of insurance companies following the application of transitional measures as of the end of September 2025 stood at 210.8%, representing an increase of 4.0 percentage points from the previous quarter (206.8%) (with 18 insurance companies, comprising 12 life insurers and 6 non-life and reinsurers, currently applying the elective transitional measures). Specifically, life insurance companies recorded 201.4% (up 0.5%p from the previous quarter) and non-life insurance companies recorded 224.1% (up 9.5%p from the previous quarter). This is attributable to K-ICS available capital reaching KRW 274.7 trillion as of the end of September 2025 following the transitional measures, representing an increase of KRW 14.1 trillion from the previous quarter, driven by the realization of net income for the period (+KRW 3.3 trillion), an increase in accumulated other comprehensive income due to rising share prices (+KRW 7.1 trillion), and an increase in CSM (+KRW 3.0 trillion), and to required capital amounting to KRW 130.3 trillion, an increase of KRW 4.3 trillion from the previous quarter, resulting from the offsetting effects of an increase in equity risk amount due to rising share prices (+KRW 6.5 trillion) and a decrease in interest rate risk amount attributable to the narrowing of the duration gap (ΔKRW 2.2 trillion).

[Details of Changes in Solvency Ratio of Domestic Insurance Companies]

(Unit: KRW trillion, %, %p)

Category	Before Transitional Measures			After Transitional Measures
	End of June, 2025 (A)	End of September, 2025 (B)	Increase or decrease (B–A)	End of June, 2025 (C)	End of September, 2025 (D)	Increase or decrease (D–C)
Available Capital (KRW trillion)	256.8	271.3	+14.5	260.6	274.7	+14.1
Required Capital (KRW 1 trillion)	133.7	137.8	+4.2	126.0	130.3	+4.3
Solvency Ratio (%, %p)	192.1	196.8	+4.7	206.8	210.8	+4.0

Data: Financial Supervisory Service Press Release, “Status of Insurance Companies’ Solvency Ratio as of End-September 2025” (January 6, 2026)

The solvency ratio is an indicator used to measure the financial soundness of insurance companies, and the Insurance Business Act requires that the ratio be maintained at or above 100%. As of the end of September 2025, the solvency ratio of insurance companies after transitional measures stood at 210.8%, maintaining a stable level; however, given the recent sharp increases in interest rates and intensified interest rate volatility, it is necessary to continue ALM management efforts to minimize the impact of interest rate fluctuations. Furthermore, as deterioration in the loss ratio may result in an increase in insurance liabilities, it is anticipated that efforts to manage the loss ratio will be strengthened.

In the life insurance business, which involves the sale of insurance products maintained over decades, stable asset management and risk management are essential elements related to the company’s perpetuity. In particular, in an environment where volatility in the financial markets has increased, asset management and risk management are of greater importance than ever before. The Wholly-Owning Parent Company maintains operational asset risk at a low level through conservative asset management focused on safe assets and ongoing portfolio adjustments in preparation for the adoption of K-ICS, and pursues management stability through continuous risk monitoring.

However, investors should note that the insurance industry is subject to continuous regulation, and failure to adequately comply with applicable laws and regulations and to maintain financial soundness, including under the new Korean Insurance Capital Standard (K-ICS) adopted in 2023, may adversely affect business operations and financial condition.

Furthermore, with the adoption in 2023 of IFRS 17, which requires market valuation of insurance liabilities, and K-ICS, the solvency regime based thereon, changes in underlying assumptions such as interest rates and loss ratios are now reflected in insurers’ solvency and financial structure; however, the current K-ICS regime has been criticized for providing insufficient incentive for insurers to enhance the quality of their capital structure, as it prescribes only the K-ICS ratio in relation to total available capital. Accordingly, the Financial Services Commission announced a plan to introduce the Tier 1 Capital ratio (= Tier 1 Capital/required capital) as a capital adequacy standard (March 2025, 7th Insurance Reform Meeting, “Plan for Advancement of Capital Regulation in the Insurance Sector”) and, together with the Financial Supervisory Service and other relevant agencies, prepared specific implementation measures. Taking into account capital fluctuations arising from market risk issuance, the interpretation of Tier 1 Capital limits in accordance with the purpose of the K-ICS system, and comparisons with overseas jurisdictions and other sectors, the Tier 1 Capital ratio standard for insurance companies has been set at 50%. Where an insurance company’s Tier 1 Capital ratio falls below the standard ratio (50%), prompt corrective action shall be imposed; where the Tier 1 Capital ratio is between 0% and 50%, a recommendation for management improvement shall be issued; and where the Tier 1 Capital ratio is below 0%, a requirement for management improvement shall be imposed. Finally, where an insurance company seeks to redeem subordinated bonds or capital securities early, such early redemption shall be permitted only if the K-ICS ratio after redemption is 130% or above, or if the K-ICS ratio after redemption is 100% or above and the company refinances with capital of equal or higher quality, or otherwise satisfies the prescribed requirements. This Tier 1 Capital ratio system is scheduled to take effect on January 1, 2027, following amendments to the Insurance Business Act and related statutes; provided, however, that a transitional period (totaling nine years) will be granted with respect to the imposition of prompt corrective action measures to allow the insurance industry as a whole to adapt to the implementation of the system.

The Wholly-Owning Parent Company intends to continue to carefully monitor any changes to and strengthening of such capital regulatory frameworks, and there exists the possibility that its financial structure and profitability may be affected by such regulatory changes. Furthermore, if the risks arising from such changes are not adequately mitigated through proper management and monitoring of each relevant factor, this may adversely affect the Company’s creditworthiness and may have a material adverse effect on the life insurance company’s business and profitability. Accordingly, investors are advised to take note of this point.

③ Credit Card Business (Target Company: Woori Card Co., Ltd.)

The credit card business operates on a structure whereby revenue is generated by issuing credit cards to members who meet certain qualification standards and by enabling such members to purchase goods or services at pre-contracted affiliated merchants using their credit cards, or to utilize financial services such as short-term card loans (cash advances) and long-term card loans (card loans).

As a typical domestic demand-driven business, the credit card industry is highly susceptible to fluctuations in domestic consumer spending and overall macroeconomic conditions. In fact, domestic credit card companies achieved significant external growth and realized substantial profits during the period from 1999 to 2002 following the foreign exchange crisis, driven by expanded consumption accompanying economic recovery, interest rate stabilization, and the government’s policies encouraging credit card usage; however, from 2003 onward, as the economic downturn rapidly deteriorated household repayment capacity and non-performing loans increased significantly, the industry as a whole underwent structural restructuring. Furthermore, the credit card industry operates under a licensing regime with stringent market entry requirements and qualification criteria, thereby maintaining a high degree of competitive intensity within a limited market.

Furthermore, the card payment ratio, which has already reached approximately 70%, will make high growth difficult going forward, and the entry of heterogeneous industries such as internet-only banks, ICT, and retail into the payment and settlement market may also act as unfavorable conditions for additional growth in the card business. The unsecured credit loan market is expected to face difficulties in achieving further growth due to intensified competition, including the full-scale expansion of mid-rate lending operations by internet-only banks, as well as the government’s continued strengthening of regulations, such as the reduction of the maximum interest rate ceiling on loans and the implementation of aggregate credit control guidelines. The unfavorable environment for the credit card business, including the reduction in merchant commission rates implemented in 2019 and the increase in funding costs resulting from the global monetary tightening, continues to act as factors impeding profitability improvement. In addition, as the fintech presence in the simple payment market expands and the scope of business extends to areas such as MyData, it is necessary to secure mid- to long-term growth drivers and competitiveness.

[Annual Credit Card Transaction Amount]

(Unit: KRW billion)

Category	Credit Card Usage Amount			Total
	General	Installment	Cash Advance
2024	818,440	163,929	57,794	1,040,163
2023	779,805	162,069	57,498	999,373
2022	728,183	155,771	57,411	941,364
2021	634,315	144,719	55,138	834,173
2020	572,943	132,303	54,084	759,330
2019	572,184	128,768	59,124	760,076
2018	539,285	124,729	60,768	724,782
2017	512,081	115,260	59,266	686,607
2016	489,443	106,589	59,328	655,360
2015	435,612	99,319	59,503	594,434
2014	409,010	92,211	63,326	564,547
2013	401,624	87,883	68,306	557,814
2012	382,778	95,281	74,995	553,054
2011	354,779	87,821	80,170	522,769
2010	330,105	82,337	81,320	493,761
2009	304,918	71,673	81,452	458,041
2008	291,758	69,030	88,759	449,547
2007	258,592	57,571	85,782	401,944
2006	234,177	49,027	91,570	374,774
2005	213,022	45,201	105,238	363,460
2004	187,996	41,868	127,605	357,468
2003	189,891	50,429	23,993	480,250
2002	181,092	74,215	367,802	623,109
2001	110,824	44,228	254,133	409,185
2000	33,695	15,070	88,984	137,750

(Source: The Credit Finance Association of Korea, as of April 2026)

Through the resolution of non-performing assets and improvement in asset quality, the credit card industry has gone through a recovery phase since the second half of 2005 and has generally maintained a sound financial structure and stable earnings structure to date. However, amid deteriorating external conditions such as a global economic slowdown, financial crises, domestic economic downturn, large-scale natural disasters, and increasing geopolitical risks, the potential downside risks to the domestic economy have become more pronounced going forward.

Additionally, with respect to global geopolitical risks, geopolitical instability in the Middle East is increasing given factors such as the Israeli-Hamas conflict, Israeli-Iran conflict, Iran anti-government protests, and the U.S.-Iran war. In particular, as of the filing date of this statement, the ongoing U.S.-Iran conflict may adversely affect the domestic economy through disruptions to global raw material supply and demand, in addition to concerns over energy supply and demand arising from the possibility of closure of the Strait of Hormuz. Investors are advised to take note of this point.

Furthermore, while domestic credit card companies maintain sound delinquency rates, it is anticipated that such rates will be unable to decline further due to the reduction in household disposable income, and the increasing risk of bad debts arising from household debt burdens is expected to continue to pose significant challenges to the credit card industry.

[Trends in Delinquency Rates by Credit Card Company (Over 1 Month, Including Refinancing Loans)]

(Unit: %)

Category	Woori Card	Hana Card	KB Kookmin Card	Shinhan Card	Samsung Card	Hyundai Card	Lotte Card
December 2005	N/A	N/A	N/A	7.89	15.83	4.28	2.09
December 2006	N/A	N/A	1.47	5.34	8.95	2.19	2.10
December 2007	N/A	N/A	1.12	3.65	6.26	0.45	1.51
December 2008	N/A	N/A	1.46	3.33	5.42	0.73	1.88
December 2009	N/A	1.78	1.09	2.92	2.97	0.35	1.25
December 2010	N/A	1.02	1.02	2.01	2.58	0.46	1.42
December 2011	N/A	2.08	1.51	2.27	2.66	0.56	1.96
December 2012	N/A	2.71	1.26	2.62	1.68	0.68	2.23
December 2013	2.89	2.50	1.82	2.15	1.71	0.83	1.94
December 2014	2.44	2.25	1.59	2.18	1.47	0.88	1.48
December 2015	2.41	2.11	1.38	1.68	1.31	0.78	1.69
December 2016	2.15	1.88	1.47	1.68	1.18	0.84	1.62
December 2017	1.82	2.04	1.52	1.49	1.14	0.84	1.49
December 2018	1.78	2.20	1.57	1.53	1.38	1.07	1.37
December 2019	1.61	2.09	1.47	1.50	1.25	0.93	1.73
December 2020	1.18	1.50	1.31	1.35	1.10	1.56	1.16
December 2021	0.95	1.23	1.35	1.05	1.00	1.12	1.00
December 2022	1.65	1.30	1.34	1.23	0.95	1.07	1.15
December 2023	2.00	1.99	1.86	1.73	1.27	0.97	1.80
December 2024	2.15	2.18	1.85	1.73	1.08	1.08	1.77
December 2025	2.21	1.93	1.31	1.49	1.02	1.16	2.22

Note 1) Data from Woori Card after the spin-off of Woori Bank’s card business division in April 2013.

Note 2) On October 1, 2007, LG Card Co., Ltd. and Shinhan Card Co., Ltd. merged to form the new integrated Shinhan Card.

Note 3) The performance of KB Kookmin Card prior to 2011 represents data from the card business division before the spin-off.

Note 4) Hana Card: Data for 2009–2013 are from Hana SK Card.

Source: Financial Statistics Information System of the Financial Supervisory Service

Since 2012, the financial authorities have formulated and implemented credit card fee reform measures through a reassessment of eligible costs conducted every three years. However, in accordance with a press release issued by the Financial Services Commission in December 2024, the reassessment cycle for eligible costs has been adjusted, in principle, to six years. In addition, a new merchant fee structure based on the recalculation of eligible costs will be applied, and considering such decline in fee rates as well as increases in funding costs, a short-term decline in the profitability of card companies is inevitable.

The reduced merchant fee rates have been applied since February 14, 2025, and the current DSR standards for credit card companies have also been strengthened (average DSR of financial companies and borrower-level DSR 60% - 50%, card loans included in calculating borrower-level DSR). The reduction in merchant fee rates is expected to negatively impact the profitability of the payments sector as well as the membership base of card companies, and although the reduction is not significant compared to the revisions immediately before 2018, it will be difficult to respond to lower merchant fees compared to the past due to tighter loan regulations, deterioration of the procurement environment, and intensification of competition in 2022.

Furthermore, the recent rapid platform advancement and expansion of user bases by big tech companies is rapidly diluting the first competitive advantage of credit cards. Under the special circumstances of COVID-19, vast platform usage experience across the entire nation has led to a steep increase in the number of users and payment amounts each quarter, and this trend is expected to accelerate even further.

While tighter household debt management will have a positive impact on the management of card companies’ financial soundness in the long term, in the short term, negative effects are expected, such as a decrease in the profit-generating capacity of the card loan sector, which is the core source of profit, and an increase in bad debt burdens due to a decrease in the financial flexibility of multiple debt borrowers.

[Entities Eligible for Preferential Credit and Debit Card Fees]

Category	Annual Sales	Applicable Fee Rate
		Credit Card		Debit Card
		Previous	Amended	Previous	Amended
Micro-sized	Not more than KRW 300 million	0.50%	0.40%	0.25%	0.15%
Small and medium-sized	Over KRW 300 million but not exceeding KRW 500 million	1.10%	1.00%	0.85%	0.75%
	Over KRW 500 million but not exceeding KRW 1 billion	1.25%	1.15%	1.00%	0.90%
	Over KRW 1 billion but not exceeding KRW 3 billion	1.50%	1.45%	1.25%	1.15%

Source: Financial Services Commission Press Release (December 17, 2024)

The intensifying competition among credit card companies resulting from expansion of market presence and aggressive marketing has created downward pressure on merchant discount rates and cash advance interest rates, which may result in deterioration of profitability. The intensification of competition resulting from the spin-off of the card business by Woori Bank and other financial institutions, coupled with market share competition among mid-tier specialized card companies, as well as the anticipated full-scale competition to secure dominance in the financial-telecommunications convergence market following KT’s acquisition of BC Card, may adversely affect the growth prospects of the card industry.

[Number of Credit Cards Issued and Number of Affiliated Merchants]

Category	Economically active population (10,000 persons)	Number of credit cards (in ten thousands)	Number of credit cards per economically active person	Merchant count (Maximum Score)
2004	2,354	8,346	3.5	150
2005	2,372	8,291	3.5	153
2006	2,402	9,115	3.8	161
2007	2,435	8,957	3.7	175
2008	2,455	9,625	3.9	185
2009	2,458	10,699	4.4	187
2010	2,496	11,659	4.7	208
2011	2,539	12,214	4.8	219
2012	2,578	11,623	4.6	221
2013	2,611	10,203	3.9	226
2014	2,684	9,232	3.5	234
2015	2,715	9,314	3.5	242
2016	2,742	9,564	3.5	250
2017	2,775	9,946	3.6	257
2018	2,790	10,506	3.8	269
2019	2,819	11,098	3.9	281
2020	2,801	11,373	4.1	290
2021	2,831	11,769	4.2	299
2022	2,892	12,417	4.4	310
2023	2,920	12,980	4.4	316
2024	2,940	13,341	4.5	319
2025.3Q	2,970	13,583	4.6	–

Note 1) Employed and unemployed persons capable of engaging in job-seeking activities among the working-age population aged 15 years or older

Note 2) Based on the occurrence of at least one purchase of sales slips from merchant outlets (annually) (from 2002)

Source: The Credit Finance Association of Korea, Credit Finance No. 84 (March 2026)

The credit card business is expected to experience a decline in profitability due to household debt burdens, weakening consumer sentiment resulting from slowing economic growth, continued demands from the government and merchant associations for fee reductions, and intensifying marketing competition within the industry.

Amid expectations that future market growth is likely to remain modest, competitive dynamics are expected to intensify further across the industry due to intensified competition among specialized credit card issuers to secure market share, as well as the active marketing strategies and full-scale business expansion and efficiency improvements, including spin-offs, undertaken by commercial banks engaging in credit card business to strengthen fee-based income.

In the medium to short term, considering the stagnation of consumption growth, the strengthening of regulations by supervisory authorities, and the strengthening of credit card companies’ own risk management, credit card usage is expected to show a gradual increase centered on credit sales based on payment convenience; however, it is judged difficult to achieve improvement that significantly deviates from the overall economic growth trend such as private consumption expenditure, and thus conditions for improving profitability will be limited. In addition, due to concerns over a global economic slowdown, the decline in exports and prolonged sluggish domestic demand are expected to raise concerns about the weakening of household debt repayment capacity and rising delinquency ratios, so continuous monitoring and management of credit card companies’ profitability and financial soundness will be necessary. Please be cautious and take note of this when investing.

④ Specialized Credit Finance Business (Target Company: Woori Financial Capital Co., Ltd.)

The specialized credit finance business is a financial industry sector that integrates credit card business, facility leasing business, installment financing business, and new technology business financing. Its principal business activity is to provide credit to customers with funds procured through the issuance of corporate bonds, commercial paper (CP), asset-backed securities (ABS), and similar instruments, without any deposit-taking function.

Due to the nature of the specialized credit finance business, which relies heavily on borrowed capital, credit finance companies are sensitive to changes in market conditions such as interest rate fluctuations, and are constantly exposed to refinancing risk as their fundraising may be curtailed due to shocks in the money markets.

As COVID-19, which began in China and Asia in early 2020, spread to the United States and Europe and showed signs of becoming prolonged, the FOMC cut rates by 0.50%p from 1.50%~1.75% to 1.00%~1.25% on March 3, 2020, followed by a further 1.00%p cut to 0.00%~0.25% on March 15, implementing a total rate cut of 1.50%p within a month. The Bank of Korea (BOK), which had frozen the base rate in January and February of 2020, also held an extraordinary meeting on March 16, 2020, and lowered the base rate from 1.25% to 0.75% per annum, and further lowered it by 0.25%p from 0.75% to 0.50% on May 28, 2020. However, on August 26, 2021, the Monetary Policy Board of the Bank of Korea raised the base rate by 0.25%p, bringing the base rate to 0.75% for the first time in 15 months. After the decision to raise the rate, the Monetary Policy Board of the Bank of Korea stated that it would gradually adjust the degree of monetary policy accommodation going forward, and that the timing of any further adjustments would be determined by closely monitoring the development of COVID-19, changes in growth and inflation trends, risks of accumulating financial imbalances, and changes in the monetary policies of major countries. In October 2021, the Monetary Policy Board froze the base rate, but market interest rates continued to rise thereafter. The Monetary Policy Board raised the base rate by 0.25%p each in November 2021, January 2022, April 2022, and May 2022. Subsequently, the Monetary Policy Board decided to raise the rate by 0.50%p in July 2022, 0.25%p in August 2022, 0.5%p in October 2022, 0.25%p in November 2022, and 0.25%p in January 2023. In February, April, May, July, August, and October of 2023, the Bank of Korea announced rate freezes, and also announced freezes in January, February, April, May, July, and August 2024. In October 2024, the Monetary Policy Board mentioned that the inflation rate was showing clear signs of stabilization and household debt growth was slowing, and so lowered the Korean base rate from 3.50% by 0.25%p. Subsequently, the Monetary Policy Board lowered the rate by 0.25%p in November 2024, froze it in January 2025, lowered it by 0.25%p in February 2025, froze it in April 2025, and lowered it by 0.25%p in May 2025, bringing the base rate down to 2.50%. In July 2025, August 2025, October 2025, November 2025, January 2026, February 2026, April 2026, and May 2026, the Board decided to freeze the rate.

In May 2026, the Monetary Policy Board announced that, while inflationary pressures have heightened due to the impact of the war in the Middle East, the pace of growth was expanding beyond expectations, buoyed by strong exports, and in terms of financial stability, high exchange rate volatility and the situation regarding the housing market in the Seoul metropolitan area and household debts will continue to require caution. It also announced that, going forward, monetary policy decisions, including the timing of base rate increases, will be made while monitoring the degree of expansion in inflationary pressures, the trajectory of economic improvement, and financial stability conditions. As of the filing date of the amended registration statement, Korea’s base rate stands at 2.50%.

Although each business was previously regulated by separate laws, such as the Credit Card Business Act and the Facilities Leasing Business Act, the enactment of the Specialized Credit Finance Business Act in 1998 brought the current four financial business types under a single statutory framework. With the exception of the credit card business, which requires a license, the three remaining financial business types are registration-based businesses; accordingly, entities may engage in such business activities if they satisfy the capital and other requirements prescribed under the Specialized Credit Finance Business Act, thereby affording relatively free market entry, and because concurrent operation of each registered business type is permitted, these businesses may provide diverse and comprehensive financial services.

Woori Financial Capital engages in installment financing business, facility leasing business, and new technology business financing, excluding the credit card business which requires separate licensing, and also conducts rental business for leased assets (long-term car rental business) as an ancillary business to its specialized credit finance operations.

Installment financing refers to a system whereby, when a consumer intends to purchase durable consumer goods, etc., an installment financing company lends the purchase funds to the consumer, and the consumer repays the principal and interest to the installment financing company in installments. Because it provides financing for the purchase of high priced items such as automobiles, which are difficult for consumers to purchase in a lump sum, it has the character of retail finance, and is distinguished from general secured loans through the purchase being conditioned on a contract between the installment financing company and the seller.

In Korea, installment financing is mainly utilized for automobile purchases, and accordingly, the installment financing market exhibits the structural characteristic of dependence on the domestic automobile market. The sensitivity of domestic automobile demand to economic fluctuations is relatively high, which directly translates into operational volatility for installment finance companies. The proportion of vehicle installment financing in the domestic installment financing market is approximately 98%, and the growth of the automobile installment market determines the growth of the entire installment financing business sector. However, demand for new vehicle purchases is gradually declining due to the slowdown in economic growth, and as the durability of vehicles has increased with the technological advancement of domestic automobile manufacturers, the vehicle replacement cycle has also lengthened compared to the past; the domestic automobile market appears to have already entered a mature stage, and it is difficult to expect significant growth going forward. If the growth of the vehicle installment financing market stagnates or the market size contracts in this manner, it may adversely affect the profitability of the industry as a whole.

<New installment financing transactions>

(Unit: KRW 100 million)

Category	Durable Goods				Housing	Machinery	Miscellaneous	Total
	Automobile	Home appliances	Miscellaneous	Total
2003	100,550	1,517	3,972	106,039	410	4,392	745	111,589
2004	81,780	1,143	3,310	86,233	112	4,427	1,034	91,806
2005	88,700	822	2,379	91,901	129	5,898	166	98,094
2006	81,529	600	2,860	84,989	3,416	6,829	13	95,246
2007	81,670	376	2,080	89,126	4,952	8,097	44	102,219
2008	103,660	219	2,278	106,157	3,598	6,235	441	116,431
2009	61,564	96	813	62,473	3,207	3,893	257	69,830
2010	92,018	180	1,028	93,226	3,780	6,903	623	104,532
2011	92,154	193	1,569	93,916	9,176	6,190	896	110,178
2012	89,193	971	1,528	91,692	4,196	6,295	1,325	103,508
2013	103,431	1,346	2,398	107,175	4,643	5,072	1,212	118,102
2014	118,319	391	2,850	121,560	2,781	4,835	1,930	131,106
2015	136,197	512	4,212	140,921	704	4,502	2,517	148,644
2016	158,862	410	4,337	163,609	1,005	4,225	4,208	173,046
2017	185,361	250	4,682	190,293	3,086	2,823	4,824	201,026
2018	195,768	248	3,441	199,457	2,844	3,136	5,394	210,830
2019	210,951	248	3,397	214,596	1,866	2,530	4,265	223,257
2020	220,891	258	3,135	224,284	961	2,351	4,329	231,925
2021	208,540	235	2,456	211,230	—	3,079	3,521	217,830
2022	229,612	223	2,077	231,912	—	3,798	3,795	239,505
2023	238,335	210	2,165	240,710	—	3,976	3,026	247,712
2024	240,231	159	2,160	242,550	—	4,454	3,025	250,029
2025	259,792	99	1,074	260,965	—	3,798	4,251	269,014

Note) The installment financing handling performance figures are cumulative amounts from the beginning of the year to the current period.

Source: Credit Finance Association of Korea (CREFIA) - Member Company Information - “Amount of Installment Financing and Outstanding Balances by Year”

Leasing is a physical financing activity that aims to acquire or lease a specific item and lease it to a user for a certain period of time, and to receive a certain consideration periodically over that period. In the past, the subject matter of leases was mainly production equipment, including industrial machinery, but since 2000, leasing companies that experienced substantial equipment asset insolvency during the financial crisis have reorganized their portfolios mainly around items with relatively small amounts per transaction and versatility, such as automobiles and medical equipment, which is where used item markets have developed. Accordingly, the nature of retail finance has gone from corporate financing to lease production equipment mainly to small and medium-sized enterprises (SMEs), to now having an increasing retail nature focusing on automobile users.

Like installment financing, the leasing market has been increasingly dependent on automobile demand due to the rapid growth of auto leases and the continued stagnation of the market for items other than automobiles.

An increasing number of participants in the auto lease market has led to an influx of new competitors, and given that there are an excessive number of market participants and highly intense competition within a limited market, this may lead to an overall decline in profitability within the industry and difficulties in expanding new business.

<Annual Total Performance and Growth Rates for the Leasing Market>

(Unit: KRW 100 million, %)

Year	Contract Amount	Growth Rate	Execution Amount	Growth Rate
2001	21,182	59.1	15,642	28.8
2002	24,746	16.8	24,662	57.6
2003	36,761	48.5	30,009	21.6
2004	45,349	23.4	40,609	35.3
2005	57,649	27.1	55,691	37.1
2006	74,973	30.1	70,908	27.3
2007	109,104	45.5	96,687	36.3
2008	100,212	-8.2	100,172	3.6
2009	77,567	-22.6	74,500	-25.6
2010	138,768	78.9	99,770	33.9
2011	101,516	-26.8	106,018	6.3
2012	100,252	-1.2	102,626	-3.2
2013	104,635	4.4	108,067	5.3
2014	115,922	9.7	118,948	9.2
2015	129,768	11.9	134,081	12.7
2016	123,164	-5.2	121,627	-9.3
2017	128,159	4.1	128,081	5.3
2018	138,546	8.1	135,695	5.9
2019	137,135	-1.0	137,896	1.6
2020	157,414	14.8	156,368	13.3
2021	179,133	13.8	174,776	11.8
2022	196,326	9.6	185,337	6.0
2023	175,660	-10.5	167,049	9.9
2024	167,471	-4.7	160,022	4.2
2025	183,507	9.6	175,637	9.8

Source: Credit Finance Association of Korea (CREFIA) - Member Company Information - “Summary of Lease Performance by Year”

The domestic specialized credit finance industry has a relatively high dependence on automotive-related financial services, and the size of the domestic automobile market significantly affects the growth of the specialized credit finance industry. However, the future growth potential of the domestic automobile market is expected to be somewhat limited due to changes in the perception of ownership, and competition in the automobile finance market is also intensifying. In order to create new revenue streams, specialized credit finance companies are actively exploring entry into new business areas such as retail finance and corporate finance in addition to automobile finance, and are proactively responding to the widespread adoption of non-face-to-face operations and the expansion of competition in digital finance.

In the case of new car financing, the competitive landscape has shifted from competition among capital companies to inter-sector competition, with increased entry by other financial sectors such as banks and credit card companies. Furthermore, the inherently low barriers to entry have resulted in the continued establishment of new capital companies, and capital companies that previously engaged primarily in corporate finance are now entering retail finance sectors, including automobile finance, as part of their portfolio diversification strategies. Due to intensified competition in the market, operating yields have been continuously declining, and capital companies that have grown primarily through new car financing are gradually expanding their portfolios into used car financing, long-term car rental, personal finance, and corporate finance in order to diversify their revenue base. While the expansion of the portfolio may create diverse revenue opportunities, variables such as increases in delinquent receivables and allowances for credit losses due to economic conditions and various financial regulations also exist. In this context, as competition intensifies in the specialized credit finance industry, management capabilities, including risk management, are expected to serve as critical competitive advantages alongside the strengthening of a foundation for long-term growth.

Meanwhile, on April 29, 2024, the Financial Services Commission announced a proposed amendment to the Supervision Regulations on Specialized Credit Finance Business for the purpose of diversifying funding sources for specialized credit finance companies. While existing specialized credit finance companies were only permitted to issue securities based on receivables held in connection with their core business operations, such as installment financing and leasing, the recent amendments to the Supervisory Regulations on Specialized Credit Finance Business and the Enforcement Decree of the Specialized Credit Finance Business Act now permit asset securitization of rental assets. As the means of financing are expanded, specialized credit financial companies are expected to secure funding more readily and enhance their capacity to respond to volatility in the financial markets.

As of the end of March 2026, a total of 181 specialized credit finance companies are in operation, comprising 50 lease and installment finance companies, 8 credit card companies, and 123 new technology finance companies.

[Status of Specialized Credit Finance Companies as of End of March 2026]

Category	Company Name
Leasing and Installment Financing Companies (50)	De Lage Landen Financial Services, Deutsche Financial, Lotte Auto Lease, Lotte Capital, Leading Ace Capital, Mastern Capital, Mercedes-Benz Financial Services Korea, Meritz Capital, Mason Capital, Mugunghwa Capital, Murim Capital, Volvo Financial Services Korea, NH Nonghyup Capital, Blue Corner Capital, KDB Capital, Shinhan Capital, iM Capital, Acuon Capital, Eco Capital, ORIX Capital Korea, OK Capital, Woori Financial Capital, JM Capital, K Car Capital, Cosmo Capital, RCI Financial Services Korea, Coupang Financial, Toyota Financial Services Korea, TRATON Financial Services Korea, Pioneer Investment, Porsche Financial Services Korea, Volkswagen Financial Services Korea, Hana Capital, Heidelberg Print Finance Korea, Korea Asset Capital, Hankook Capital, Korea Investment Capital, Hancom Value Investment, Hyundai Capital Services Korea, Hyundai Commercial, A Capital, BMW Financial Services Korea, BNK Capital, DB Capital, HB Capital, JB Woori Capital, KB Capital, KG Capital, MG Capital, NBH Capital
Credit Card Companies (8)	Woori Card, KB Kookmin Card, Lotte Card, BC Card, Samsung Card, Shinhan Card, Hana Card, and Hyundai Card
New Technology Finance Company (123)	Now IB Capital, Nice Investment Partners, Nongshim Capital, Newmain Capital, DaeA Investment, Daejeon Investment Finance, The Nature Holdings Investment, Double Capital, Dongkuk Investment, Dongwon Technology Investment, Dongyu Technology Investment, Doosan Investment, DS Investment Partners, DA Value Investment, Lakewood Partners, Loftyrock Investment, Lotte Ventures, Lee Investment, Regent Partners, Mirae Asset Capital, Mirae Equity Partners, Baro Ventures, Vector Technology Investment, Bookook Capital, Brave New Investment, Bridge Investment, VS Investment, Vailiance Investment, Samsung Venture Investment, Samchully Investment, Seoul New Technology Investment, SeAH Technology Investment, Solon Invest, Soosung Asset Investment, Soo & Financial Investment, Spacetime Investment, Synergy IB Investment, Sirius Investment, Arche Investment, IBK Venture Investment, IBK Capital, AJU IB Investment, Apex Investment, Axis Investment, Almus Investment, Evolution Investment, SW Investment, SBI Capital, S&S Investment, SJG Partners, ST Capital, Ace Investment Finance, AFW Partners, Atinum Ventures, AP Investment & Finance, F&F Partners, XPLOR Investment, Nvester, NH Venture Investment, Ncore Ventures, LF Investment, LX Ventures, LK Investment Partners, MW & Company, Yellowdog, YG Investment, Woori Technology Investment, Wantedlab Partners, Withwin Investment, UbiQuoss Investment, Yuil Technology Investment, East Gate Investment, E&Investment, Invites Ventures, Intops Investment, Zenitas Investment, JB Investment, JSE Innovation Partners, JSG Investment, JYP Partners, J One Capital Invest, JK Ventures, GS Ventures, Chunbo Investment, Caspian Capital, K- Technology Investment, KD Investment, KC Investment Partners, KR Ventures, KY Capital, K Clavis Investment, KT Investment, Kona I Partners, Cornerstone Investment Partners, Korea Omega Investment Financial, Kudus Ventures, Q Capital Partners, Kiwoom Capital, Kingo Investment Partners, Timefolio Capital, Tony Investment, Tigris Investment, TWGF Partners, TKG Ventures, Pacific Capital, Pearl Abyss Capital, Pentastone Investment, POSCO Capital, Proon Investment, Friend Investment Partners, Prologue Ventures, Plutos Investment, PS Investment, PO Investment, Pium Investment, Hana Ventures, Hana S&B Investment, Harang Technology Investment, Hanbit Investment, Hanil VC, Hyundai Investment Partners, Horizon IM, Hyosung Ventures

Source: The Credit Finance Association of Korea

⑤ Securities Business (Financial Investment Business) (Target Company: Woori Investment & Securities Co., Ltd.)

ø On August 1, 2024, Woori Investment Bank merged with Korea FOSS Securities Co., Ltd., and the surviving merged entity changed its corporate name to Woori Investment & Securities Co., Ltd. and became a subsidiary of the Wholly-Owning Parent Company. Woori Investment & Securities Co., Ltd. currently holds licenses for securities dealing, securities brokerage, trust business (limited to IRP), investment advisory, and discretionary investment management, and has also obtained approval for the short-term finance business license, which is a legacy merchant banking business, for an additional 10-year period.

Financial investment business provides a source of long-term financing for corporate investment and performs the function of efficient allocation of funds and provision of investment instruments from the perspective of the national economy through the issuance and trading of securities, the performance of various business operations related thereto, and the development of diverse financial products.

Domestic financial investment companies engage in proprietary business operations, including dealing, brokerage, and underwriting, as well as ancillary businesses such as extending credit to customers, securities savings, repurchase agreement (RP) transactions, and other securities-related services, certain banking-related services such as safe deposit box services, certain short-term financing activities including trading and intermediation of certificates of deposit (CDs) and large-denomination commercial paper (CP), and certain collective investment trust services such as money market funds (MMFs). The major business activities of financial investment firms under Article 6 of the Financial Investment Services and Capital Markets Act (FSCMA) are as follows.

[Principal Business Activities of Financial Investment Business Entities]

Category	Description
Investment dealing	Business of selling and purchasing financial investment products, issuing and underwriting securities, or soliciting offers, making offers, or accepting offers for such securities, for one’s own account;
Investment brokerage	Selling or purchasing financial investment products, soliciting subscriptions, making subscriptions, or accepting subscriptions for financial investment products, or soliciting subscriptions, making subscriptions, or accepting subscriptions for the issuance or underwriting of securities, for the account of another person;
Investment advisory	Business of providing advice on the value of financial investment instruments or on investment decisions concerning financial investment instruments;
Collective investment	The business of acquiring and disposing of investment assets with property value or managing them by other means without receiving routine operational instructions from investors, and distributing and attributing the results to investors;
Discretionary investment management	The business of managing financial investment products on a discretionary basis by acquiring, disposing of, or otherwise managing such products on an investor-by-investor basis, having received from investors full or partial delegation of investment decision-making authority with respect to financial investment products;
Trust business	The business of managing and disposing of property rights in trust funds entrusted pursuant to a trust agreement for the benefit of customers or for a specific purpose;

Financial investment business generally refers to brokerage, proprietary trading, and underwriting services, together with ancillary services thereto, and financial investment companies serve as intermediaries connecting issuers of securities and derivatives in the capital markets with investors seeking to acquire such instruments.

The revenue structure of domestic financial investment companies comprises commission income, gains on valuation and disposal of securities, and gains on derivative transactions. Commission income, which includes stock custody fees, investment banking underwriting fees, and fund distribution fees, represents compensation received from clients or corporations for the provision of financial services and constitutes a relatively stable revenue source while accounting for a substantial portion of net operating revenue. Securities valuation and disposal gains represent income arising from fluctuations in the value of assets, including equity securities and debt securities, held by a financial investment company at its own risk, and derivative transaction gains represent income arising from transactions in derivatives based on securities and other underlying assets. Equity custody fees represent the largest component of total fee income and have continuously declined from 71.35% in 2007 to 34.76% of total fee income as of 2019; however, due to increased custody fees resulting from the inflow of liquid funds into the securities market since 2020, custody fees accounted for 51.59% of total fee income as of the end of 2020 and represented 47.54% of total fee income in 2021 (KRW 7.3391 trillion out of total fees of KRW 15.4366 trillion). Meanwhile, as of 2022, custody fee income amounted to KRW 4.5185 trillion, representing a 38.43% decrease compared to the same period of the previous year, and its proportion of total fee income also decreased to 37.70%. This was attributable to the decrease in liquidity in the stock market resulting from the upward trend in the base interest rate. As of 2023, custody fees amounted to KRW 5.061 trillion, representing a 12.01% increase from 2022, attributable to the increase in stock trading volume. Custody fees received in 2024 also increased by 12.94% from 2023 to KRW 5,716.1 billion, attributable to the increase in stock trading value. In the third quarter of 2025, investor sentiment improved significantly due to the introduction of policies aimed at advancing the stock market, including the passage of amendments to the KCC focusing on improving corporate governance and strengthening shareholder rights following the 21st presidential election, and the KOSPI and KOSDAQ indices reached historic highs driven by a surge in large-cap semiconductor stocks and substantial net purchases by foreign investors. Accordingly, the custody fees for the year 2025 amounted to KRW 7.902 trillion, representing an increase of 38.24% compared to the preceding year.

[Trends in Brokerage Commission Income and its Proportion of Total Commission Income]

(Unit: (KRW million)

Year	Brokerage Segment		Total Fees
	Fees	Proportion
2015	3,842,544	57.77%	6,651,897
2016	2,913,498	47.76%	6,100,381
2017	3,449,668	46.08%	7,485,886
2018	3,975,042	45.27%	8,780,892
2019	3,019,887	34.76%	8,687,677
2020	6,550,222	51.59%	12,697,812
2021	7,339,080	47.54%	15,436,586
2022	4,518,512	37.70%	11,984,386
2023	5,061,011	46.60%	10,860,201
2024	5,716,135	47.58%	12,013,736
2025	7,902,017	51.14%	15,452,716

(Note 1) Brokerage commissions = Custody fee

(Note 2) Based on the aggregate of domestic securities firms

Source: Financial Statistics Information System of the Financial Supervisory Service

As of end-2025, a total of 61 securities companies are engaged in the financial investment services industry, representing a relatively high number compared to other financial institutions such as banks and insurance companies. This is attributable to the relaxation of entry regulations in the financial investment industry following the introduction of the FSCMA in 2009, which resulted in an increase in the establishment of new securities firms.

[Number of Companies by Financial Sector]

Category	End of 2025	End of 2024	End of 2023	End of 2022	End of 2021	End of 2020	End of 2019	End of 2018
Securities companies	61	60	60	59	58	57	57	56
Domestic banks	20	20	20	20	20	19	19	19
Life insurance	22	22	22	23	23	24	24	24
Non-life Insurance	32	32	31	32	30	31	30	30

Note) Securities companies refer to the aggregate of domestic entities and foreign branch offices.

Source: Financial Statistics Information System of the Financial Supervisory Service

In a limited domestic market, intensified competition among 61 securities companies has led to downward pressure on commission rates. In addition, as the volume of online brokerage transactions, characterized by relatively lower commission rates, has expanded, the brokerage commission rate on securities trading has continued to follow a declining trend to date. Given the transaction costs incurred by securities firms in brokerage transactions, further reductions in fee rates are unlikely to be significant due to concerns over negative margins; however, in light of the continued growth in online equity trading and the expected stability in the number of securities firms, commission rates are anticipated to continue their downward trend in the short term. However, considering recent trends in stock trading volume and brokerage commission rates, it is anticipated that any improvement in the profitability of the brokerage division will be limited. This competitive landscape is not expected to be resolved in the short term; accordingly, investors should take this factor into account when making investment decisions.

To revitalize the domestic financial investment business through diversification of its revenue structure and to secure international competitiveness, the financial authorities have been continuously improving and implementing various regulatory systems, including the Net Capital Ratio (New NCR) regime, leverage regulations to ensure the financial stability of securities companies, and measures to improve the comprehensive financial investment business operator system for fostering super-large investment banks. Domestic financial investment businesses are expected to be exposed to the risks and opportunities arising from the aforementioned regimes. Such impact may vary depending on the size and other characteristics of each financial investment company, and accordingly, investors are advised to exercise caution.

Derivatives linked securities (DLS) refer to securities indicating rights to the payment or recovery of money, etc., with the amounts determined according to a pre-determined method connected to changes in the price, interest rate, indicator, unit of an underlying asset, or an index based thereon (Article 4(7) of the FSCMA). Among these, principal-guaranteed ELS and DLS are classified under the concept of “Derivative-Linked Bonds” through the amendment of the Capital Markets Act in August 2013 (Article 4(7)4 of the FSCMA).

[Types of Derivative-Linked Securities]

Classification	Details
Equity Linked Warrant (ELW)	Securities (listed on the KRX) that confer the right to buy or sell underlying assets such as stocks and indices at a pre-determined price (strike price) at a pre-determined future time (maturity date)
Equity Linked Securities (ELS)	Securities (unlisted) whose returns are determined in connection with the price of a specific stock or an index such as the KOSPI 200
Derivative Linked Securities (DLS)	Securities (unlisted) whose investment returns are determined by the price fluctuations of underlying assets other than stocks and indices (such as crude oil, gold, interest rates, credit, etc.)
Derivative Linked Bonds (ELB/DLB)	Securities (unlisted) with the same product composition as ELS/DLS but with principal guarantees that are subject to the Commercial Act
Exchange Traded Note (ETN)	New type of derivative linked securities that pays returns based on the performance of an underlying index (e.g., KOSPI futures index, ELS issuance index, strategic index, etc.)

Source: Korea Securities Depository (KSD)

In the mid-2010s and early 2020s, derivative-linked securities, represented by equity-linked securities (ELS), were perceived by investors as medium-risk, medium-return financial investment products in a low interest rate environment, and sales volumes expanded rapidly through securities firms and bank trust accounts. Generally, the risk factors associated with the issuance of derivative-linked securities have been primarily highlighted from the investor’s perspective, focusing on the potential loss of principal and interest; however, from the perspective of the issuing securities firm, the impact on financial soundness has been perceived as relatively limited due to the fact that investment performance is attributed to investors and that assets and liabilities are matched. However, securities companies are exposed to (1) reputational risk (in the event of mis-selling and unfair trading issues) and (2) redemption risk (in the event that requests for early redemption are concentrated within a short period of time) in the course of issuing and redeeming derivative-linked securities. In addition, in the process of hedging operations for issued derivative-linked securities, the issuer is exposed to (3) credit risk (where hedging assets become impaired) and (4) market risk (where the hedge fails to track changes in the price of the underlying asset).

Since May 2016, the Financial Supervisory Service has been conducting focused examinations of equity-linked securities (ELS) targeting securities firms with a high proportion of proprietary hedging, with particular emphasis on the decision-making process and adequacy of ELS-related operations, the establishment of and compliance with hedge operation limits, and the adequacy of procedures for changes to ELS pricing variables and other factors, and is requiring that risk management with respect to the sale, administration, and operation of ELS be strengthened going forward.

In March 2020, securities firms experienced a significant crisis due to a large-scale margin call event involving equity-linked securities (ELS) arising from concerns over the COVID-19 pandemic; however, they emerged from the crisis due to external factors such as the rebound in global stock markets and the Korea-U.S. currency swap arrangement. As the FSS has diagnosed the ELS margin call incident as a “systemic risk,” it is currently in discussions with the FSC regarding measures to strengthen total ELS volume regulation and risk management, and has identified the issuance of derivative-linked securities such as ELS by securities companies as a factor that may trigger “systemic risk” capable of undermining the financial soundness of such firms.

As foreign currency liquidity management has become increasingly important due to uncertainties in domestic and international financial markets, the margin call status of securities companies and their contingency plans for foreign currency procurement must be monitored on a regular basis, and potential risk factors, including the expansion of margin call occurrences, require careful examination. Should financial market volatility expand to unexpected levels, a large-scale redemption event occur, or regulatory measures be imposed by the Financial Supervisory Service, the asset soundness and liquidity of financial investment companies may be adversely affected.

Meanwhile, the merchant banking corporation previously operated by Woori Investment Bank Co., Ltd. was established pursuant to the Merchant Banks Act enacted in 1975 for the purpose of procuring investment capital necessary for economic development in the 1970s and contributing to the development of the financial industry through the introduction of advanced financial techniques. Starting with six licensed merchant banking companies and later including late-entry merchant banking firms converted from investment finance companies in 1996, a total of 30 companies were engaged in merchant banking business, establishing themselves as a core component of the second-tier financial sector. However, following multiple rounds of restructuring after the IMF financial crisis, only Woori Investment Bank Co., Ltd., formerly a subsidiary of the Wholly-Owning Parent Company, has remained in operation as a dedicated merchant banking company, while two concurrently operating institutions (Shinhan Bank and Hana Bank (formerly Korea Exchange Bank)) also conduct the same business.

Woori Investment & Securities Co., Ltd., which was established through the merger of Woori Investment Bank Co., Ltd. and Woori FOSS Securities Co., Ltd., obtained authorization for short-term financing business, the existing business line of merchant banking corporations; however, following the enforcement of the FSCMA, which permits concurrent engagement in multiple financial investment businesses, competition has intensified due to the expansion of business domains by other financial institutions including banks and securities firms, and this may constrain profitability enhancement.

Meanwhile, in August 2016, the Financial Services Commission (FSC) announced, through press releases, the “Comprehensive Financial Investment Business Entity System Improvement Plan for Fostering Mega Investment Banks” and reorganized regulations that excessively restricted underwriting so that comprehensive financial investment business entities could more effectively utilize corporate financing resources secured through new funding instruments in the corporate financing sector.

The operating net capital ratio (NCR) is a quantification of the capacity of financial investment companies to respond to potential losses on their held assets, in accordance with IOSCO principles requiring that financial investment business entities maintain sufficient liquid assets to enable self-liquidation without significantly affecting the overall financial system, even in situations of financial distress.

In the case of financial investment business, the operating net capital ratio (NCR) introduced in April 1997 has been used as a Capital Adequacy Regulation standard that broadly governs the overall operations of financial investment business, as it has been variously utilized as a criterion for supervisory authorities’ timely corrective measures, exchange membership qualifications, and treasury bond specialist dealer evaluations. However, the current NCR is calculated on an individual company basis and deducts the full amount of subsidiary investments from Operating Net Capital regardless of the subsidiary’s risk level, thereby failing to provide an appropriate risk assessment of subsidiary risks.

As part of the detailed implementation plan of the “Enhancement of Capital Market Dynamics” announced in December 2013, the Financial Services Commission (FSC) announced the “NCR Improvement Plan for Securities Companies” (hereinafter the “NCR Improvement Plan”). The NCR Improvement Plan was implemented on a trial basis in 2015 for nine companies with shareholders’ equity of KRW 1 trillion or more (as of the end of December 2013), and was fully adopted from 2016.

[Application of NCR Regulations for the Credit Business]

Category	Handling Status
General securities companies

•

Loan receivables with a remaining maturity exceeding 3 months are deducted from operating net capital

•

Loans related to the corporate financing business (securities underwriting and public offering/placement, M&A brokerage/placement, and PF financing) are excluded from deduction items if risk management standards have been approved by the Financial Supervisory Service (FSS)

Comprehensive financial investment business entities (current)

•

Loan receivables (private placement bonds, repurchase agreements, purchased loan receivables, etc.), excluding direct corporate loans with a remaining maturity exceeding 3 months, are deducted from operating net capital

•

Corporate loans with a remaining maturity exceeding one year are deducted from operating net capital

•

Loans related to the corporate financing business (securities underwriting and public offering, sales arrangement, M&A brokerage and arrangement, PF financing) are excluded from deduction

Comprehensive financial investment business entities (after amendment)

•

Loan receivables excluded from the deduction items regardless of maturity and form

•

Even if the maturity of a loan receivable is extended, no application of a risk weight premium according to maturity when calculating the risk amount

•

Establishment of a separate management system to ensure liquidity and soundness of credit

Source: Financial Services Commission (FSC) “Comprehensive Financial Investment Business Entity System Improvement Plan for Fostering Mega Investment Banks” press releases (Aug. 2, 2016)

The NCR calculation method is structured to enhance capital allocation efficiency by increasing the operating net capital margin or reducing the required retained capital, thereby increasing the importance of business scale and shareholders’ equity. For small and medium-sized companies with a small operating net capital margin, the intent is to increase the burden of capital maintenance for non-core businesses, leading them to return their licenses and ultimately inducing business specialization.

According to the NCR Improvement Plan, the calculation system was changed from the previous “Operating Net Capital/Total Risk Amount * 100” to “(Operating Net Capital - Total Risk Amount)/70% of the statutorily required shareholders’ equity per licensed business unit.” Under the new calculation system, large financial investment companies will be able to expand their investment capacity and engage in active business operations, while small and medium-sized financial investment companies may face constraints in their business operations. The reason is that the denominator, the statutorily required shareholders’ equity, is fixed at the maximum value depending on whether a license is obtained, while the numerator that is net capital shows relatively large differences depending on the size of the financial investment company’s shareholders’ equity.

[Required Capital for a Financial Investment Business License]

(Unit: KRW 100 million)

Item	Category	Statutorily Required Capital	70% of Required Capital
Investment Trading	Securities	500	350
Investment Trading	Debt Securities	200	140
Investment brokerage	Government Bonds, Local Government Bonds and Special Bonds	75	53
Investment sales	Equity Securities	250	175
Investment Trading	Collective Investment Securities	50	35
Investment Trading	Exchange-Traded Derivatives	100	70
Investment Trading	Over-the-Counter Derivatives	900	630
Investment brokerage	Securities	30	21
Investment brokerage	Debt Securities	10	7
Investment brokerage	Equity Securities	10	7
Investment brokerage	Collective Investment Securities	10	7
Investment brokerage	Exchange-Traded Derivatives	20	14
Investment brokerage	Over-the-Counter Derivatives	100	70
Trust	Trust Property	250	175

Source: Enforcement Decree of the Financial Investment Services and Capital Markets Act - Units of authorized business and minimum shareholders’ equity

Meanwhile, in October 2014, along with the reform plan for the securities company NCR system, the Financial Services Commission (FSC) approved amendments to the “Regulations on Financial Investment Business” and the “Regulations on the Issuance and Public Disclosure of Securities” as follow-up measures to previously announced initiatives, including the securities company NCR system reform plan and financial regulatory reform measures. Accordingly, the FSC strengthened oversight of financial investment companies with poor business performance and weak financial soundness by introducing the leverage ratio as a criteria for timely corrective measures alongside the full implementation of the newly reformed NCR system. Companies that have incurred net losses for two consecutive years and have a leverage ratio of 900% or higher, or companies that are not in deficit but have a leverage ratio of 1,100% or higher, will receive a recommendation for management improvement. Companies that have incurred net losses for two consecutive years and have a leverage ratio of 1,100% or higher, or companies that are not in deficit but have a leverage ratio of 1,300% or higher, will receive a demand for management improvement.

[Timely Corrective Measures by the Financial Supervisory Service (FSS) Related to Leverage Ratio]

Leverage Ratio	Timely Corrective Measure
1) If net losses are incurred for two consecutive fiscal years and the leverage ratio exceeds 900% 2) If the leverage ratio exceeds 1,100%	Recommendation for Management Improvement
1) If the company incurs a net loss for two consecutive fiscal years and its leverage ratio exceeds 1,100% 2) If the leverage ratio exceeds 1,300%	Demand for Management Improvement

Source: Regulations on Financial Investment Business

Note 1) If the total amount of net losses incurred during the previous two fiscal years is less than 5% of shareholders’ equity (specific calculation method to be determined by the Governor of the Financial Supervisory Service) at the end of the previous three fiscal years, even if the above leverage regulation ratio is not satisfied, the company in question shall be excluded from timely corrective measures.

In the context of low interest rates, investors flocked to ELS and RP issued by financial investment companies, which led to a steady increase in the leverage ratio, reaching 692.36% by the end of 2020. However, as major countries including the U.S. and Korea shifted to a stance of monetary tightening in the second half of 2021, the leverage ratio decreased slightly due to the impact of base rate hikes, reaching 619.22% as of the end of 2022. However, as the tightening stance eased in 2023, the leverage ratio increased again and then continued to increase, reaching 646.40% as of the end of 2023, 656.40% as of the end of 2024, and 693.70% as of the end of 2025. If the leverage ratio continues to increase in the future, there is a possibility that business operations and profitability will fluctuate as the issuance and sales of debt products are adjusted.

[Leverage Ratio Trends in the Financial Investment Business]

(Unit: KRW million, %)

Items	End of 2025	End of 2024	End of 2023	End of 2022	End of 2021	End of 2020
Total Assets at the End of the Period	701,758,797	594,875,105	544,668,373	491,674,126	487,105,822	463,693,580
Shareholders’ Equity	101,156,065	90,627,198	84,261,756	79,402,251	76,617,031	66,972,805
Leverage Ratio	693.70%	656.40%	646.40%	619.22%	635.77%	692.36%

Source: Financial Statistics System of the Financial Supervisory Service (FSS)

Note 1) Leverage ratio: Total assets / Shareholders’ equity X 100

Note 2) Based on the totals for the domestic and foreign branches of securities companies.

As such, the NCR Improvement Plan and leverage ratio regulations will create a foundation for large financial investment companies to expand their investment capacity and thus actively engage in investment banking, PI, and overseas business. However, it is likely that even if investment capacity is expanded due to the changes to the NCR calculation method, profit expansion will be limited if investment targets cannot be secured. In particular, as most securities companies, including large companies, are implementing cost-cutting and personnel reduction as a way to overcome the industry downturn, it is unlikely that the increased investment capacity will be utilized in the short term as it is difficult to increase personnel and build systems related to corporate credit and prime brokerage.

In addition, it is expected that changes in the NCR level or the size of the Operating Net Capital surplus will occur due to changes in the NCR system, and it is further considered that this will affect the investment type, risk profile, profit structure, and funding structure of securities companies, so we would like to advise investors to be cautious about the impact of the amended NCR system on the financial investment business.

ø Reference - [Guide to the NCR Regulatory System Reforms]

1. Overview

On October 29, 2014, at its 19th regular meeting, the Financial Services Commission (FSC) adopted amendments to the Regulations on Financial Investment Business and the Regulations on the Issuance and Public Disclosure of Securities as follow-up measures to previously announced initiatives, including the “NCR Improvement Plan for Securities Companies” and the “Financial Regulatory Reform Plan.”

2. Major Amendments

[Reform of the NCR Regulatory Framework for Securities Companies]

① Introduce a net capital ratio system that reforms the existing operating net capital ratio (NCR) system, and mandate its application to investment trading and brokerage business operators from 2016 (early adoption is permitted from 2015 for those who wish to apply the new framework in advance).
Classification	Existing NCR	new NCR
Calculation Method	Operating Net Capital / Total Risk Amount	(Operating Net Capital - Total Risk Amount) / Required Retained Equity Capital by Business Unit
Changes by Company	Large company average: 476%	Large company average: 1,140%
	Average of medium-sized companies: 459%	Average of medium-sized companies: 318%
	Average of small companies: 614%	Average of small companies: 181%
Timely Corrective Measures	Recommendation: 150%	Recommendation: 100%
	Required: 120%	Required: 50%
	Order: 100%	Order: 0%

② In addition, the timely corrective measure requirements were reorganized to align with the revised calculation formula.

[Imposition of Timely Corrective Measures]
(Unit: %)

Classification		Level of Timely Corrective Measure
		Recommendation for management improvement	Demand for management improvement	Order for management improvement
Calculation System	Current	150	120	100
	Amended	100	50	0

③ From 2016, the NCR system based on consolidated accounting standards was implemented to ensure that the NCR system does not become an obstacle to securities companies’ overseas expansions, M&As, and other activities.

•

Under the existing NCR system, the NCR ratio drops significantly when securities companies make equity investments (due to deduction from operating net capital), acting as a barrier to active investment.

•

Even before the implementation of consolidated NCR, equity stakes resulting from M&As between securities companies were excluded from operating net capital deduction items to support M&A among securities companies.

④ Reasonable adjustment of deduction items when calculating operating net capital

•	Among credit extensions by comprehensive financial investment business entities, loans within one year and M&A-related loans are excluded from operating net capital deduction items.

•	For general securities companies, if internal control standards related to credit extension are approved by the FSS, M&A-related loans and similar items are excluded from deduction items.

•	Residual deposits and deposits with a remaining maturity of more than one year are also recognized as operating net capital

Meanwhile, in August 2016, the Financial Services Commission (FSC) announced through press releases the “Comprehensive Financial Investment Business Entity System Improvement Plan for Fostering Mega Investment Banks” and reorganized the regulations that excessively restrict underwriting functions so that comprehensive financial investment business entities can more effectively utilize corporate financing resources raised through new funding instruments in the corporate financing sector.

[Application of NCR Regulations Related to the Credit Business]

Category	Handling Status
General securities companies

•

Loan receivables with a remaining maturity exceeding 3 months are deducted from operating net capital

•

Loans related to the corporate financing business (securities underwriting and public offering/placement, M&A brokerage/placement, and PF financing) are excluded from deduction items if risk management standards have been approved by the Financial Supervisory Service (FSS)

Comprehensive financial investment business entities (current)

•

Loan receivables (private placement bonds, repurchase agreements, purchased loan receivables, etc.), excluding direct corporate loans with a remaining maturity exceeding 3 months, are deducted from operating net capital

•

Corporate loans with a remaining maturity exceeding one year are deducted from operating net capital

•

Loans related to the corporate financing business (securities underwriting and public offering, sales arrangement, M&A brokerage and arrangement, PF financing) are excluded from deduction

Comprehensive financial investment business entities (after amendment)

•

Loan receivables excluded from the deduction items regardless of maturity and form

•

Even if the maturity of a loan receivable is extended, no application of a risk weight premium according to maturity when calculating the risk amount

•

Establishment of a separate management system to ensure liquidity and soundness of credit

Source: Financial Services Commission (FSC) “Comprehensive Financial Investment Business Entity System Improvement Plan for Fostering Mega Investment Banks” press release (Aug. 2, 2016)

In December 2016, the Financial Services Commission (FSC) announced in its press release titled “Legislative Notice Regarding the Enforcement Decree of the Financial Investment Services and Capital Markets Act and Regulations on Financial Investment Business” that it would apply a new NCR indicator (a method of reflecting credit risk amounts without deducting from operating net capital) that determines the soundness burden based on the risk level of loan assets, regardless of the form and maturity of such loan assets.

This regulatory easing trend reached a turning point as concerns over household debts and real estate investment increased. On February 22, 2018, the Financial Services Commission (FSC) announced the ‘Reform Plan for Capital Regulation of the Financial Sector for Productive Finance,’ signaling that it would strengthen soundness regulations for each financial sector and control excessive asset growth. In the case of financial investment business, there are changes in the following three areas.

[Detailed Tasks of Financial Investment Business under the ‘Reform Plan for Capital Regulation of the Financial Sector for Productive Finance’]

Category	Main Details	Timing of Adoption
Strengthening the Role of Venture Capital

① Mid-sized specialized securities companies: Special cases for calculating risk amount are recognized to ease the burden of capital regulations when making investments and extending credit to small and medium-sized venture companies

② All securities companies: Risk weights are lowered for KOSDAQ stock investments that are currently recognized as having the same risk level as KONEX

③ Listing sponsors: Exemption from stock market risk calculations for put-back options borne due to utilization of Tesla requirements

Q1 2018
Strengthening Soundness Management in the Real Estate Sector

① Real estate loans: Preparation of measures to adjust upward the risk amount to reflect the increased risks when comprehensive financial investment business entity loans are concentrated in real estate

* [Current] Apply risk values by counterparty in transaction according to the credit ratings of the company (0% to 32%)

— [Amended] A certain percentage is additionally added to long-term real estate loans (such as PF financing)

② Real estate collective investment securities: Collective investment securities* that have the same effect as directly holding real estate in terms of liquidity are deducted from operating net capital

* (Example) Real estate funds, etc. that are private equity funds and are not likely to be sold or redeemed within a short period

ø Currently, when real estate is directly held, it is regarded as an illiquid asset and deducted from operating net capital; however, when held as collective investment securities, the risk value can be reduced by up to 24%, creating regulatory arbitrage

Q1 2018
Strengthening the Management of Concentration Risk

① Comprehensive financial investment business entity: When calculating the same person credit extension limit (25% of shareholders’ equity), in addition to the current loans and discounted notes, “guarantee of obligations” is also added

ø In the case of other financial sectors such as banks, insurance companies, and savings banks, guarantee of obligations is already included in the calculation of the same person credit extension limit

② General securities companies: Introduce same person extension of credit limit system similar to comprehensive financial investment business entities for managing risk of real estate concentration

•

For reference, real estate-related guarantees of obligations account for approximately KRW 17.5 trillion (66.5%) of the total balance of guarantees of obligations by securities companies (KRW 26.3 trillion ), which is not an insignificant level

First half of 2018

Source: Financial Services Commission (FSC) “Reform Measures for the Capital Regulation, Etc. of the Financial Sector for Productive Finance” press release (January 22, 2018)

The intentions of the FSC as expressed through this amendment is to reduce real estate-related assets and increase investment in small and medium-sized enterprises and venture companies by applying different criteria for their inclusion in operating net capital and risk amounts. For long-term real estate loans (such as PF), a certain percentage of risk amounts will be added, and real estate private equity funds that are unlikely to be repurchased within a short period of time will be deducted from operating net capital. In addition, guarantee of obligations will be added to the current loans and bill discounts when calculating the same person extension of credit limit. Due to such strengthened regulations, real estate-related investment, which is a high-yield business for financial investment companies, may be curbed.

As a result of the revision of the NCR system, the NCR level or the size of the operating net capital surplus has changed, and the expansion of assets is limited due to the introduction of leverage regulations. It is believed that the strengthening or introduction of such regulations will affect the investment types, risk profiles, profit structures, and funding structures of securities companies, so investors are advised to be cautious about the impact of the revised NCR system and the introduction of leverage regulations on the financial investment business.

Meanwhile, when COVID-19 broke out in 2020 and concerns spread about a global demand slowdown and recession, the Financial Services Commission (FSC) prepared a regulatory basis that allowed the FSC to temporarily relax the net capital ratio (NCR) calculation standards for financial investment business entities through the “Announcement of Amended Regulations for the Partial Amendment to the Regulations on Financial Investment Business” on April 14, 2020. The FSC then announced the “Financial Regulation Flexibility Measures for Response to COVID-19” on April 19, 2020, that was based on this regulation, and promoted the smooth supply of funds to the real economy as part of the COVID-19 response measures.

[Flexibility of Financial Regulations to Respond to COVID-19, April 19, 2020 ]

<Main Measures>

Capital Regulations	Liquidity Regulations	Business Regulations, Etc.
* Interim fund investment: lower capital burden	* Liquidity coverage ratio: temporarily eased	* Loans with extended maturity: Maintain quality classification
* International standards for bank rights: Adjustment of implementation timing	* Loan-deposit ratio regulations: temporarily eased	* Failure to meet disclosure deadlines: exemption from sanctions
* Securities company NCR regulations: temporarily eased	* Insurance company liquidity evaluation criteria: temporarily eased	* Card company leverage limits: expanded
* Lending limits between holding company and subsidiaries: temporarily eased	* KDB net stable funding ratio: temporarily exempted from application	* Savings bank mandatory loan ratios for sales business: temporarily exempted from application

Source: Financial Services Commission (FSC)

[Details of Temporary Relaxation of NCR Regulation for Securities Industry]

Category	Current	Mitigation measures
Comprehensive financial investment business entities	Corporate loans risk value: 0% ~ 32% (applying counterparty in transaction risk value)	Corporate loans credit risk value: 0% ~ 16% (for newly originated corporate loan receivables including maturity extensions)
General securities companies	Risk value of newly originated loan receivables: 100%	Risk value of newly originated loan receivables: 0% to 32%

Source: Financial Services Commission (FSC) press release (Apr. 19, 2020)

In addition, in October 2022, when the liquidity crisis in the financial markets was heightened by the Legoland incident, the Financial Services Commission took measures including temporarily easing the NCR risk value when financial investment business entities purchase a self-guaranteed PF-ABCP. Subsequently, as volatility in the global financial market intensified due to the closure of small and medium-sized U.S. banks such as Silicon Valley Bank (SVB) in addition to liquidity concerns at Credit Suisse (CS), the financial authorities extended the aforementioned temporary market stabilization measures collectively until June 2023.

[Temporary Market Stabilization Measures Since October 2022 and Their End Dates]

Industry	Details
Banks	Deferred LCR normalization (92.5%, end of June 2023), temporary easing of loan-deposit ratio (105%, end of April 2023)
Insurance	Temporary easing of borrowing limit for retirement pensions (special accounts) (end of March 2023)
Savings banks	Temporary easing of loan-deposit ratio (110%, end of April 2023)
Specialized credit financial business	Temporary 10%p easing of won liquidity ratio regulations (end of March 2023), temporary 10%p easing of PF exposure ratio to credit assets (end of March 2023)
Financial investment	Reduction of short-term bond allocation in ELS self-hedging (12%g8%) deferred (until end of March ‘23), mitigation of NCR risk value when purchasing a self-guaranteed PF-ABCP (until end of June ‘23)
Holding companies	Limits on the extension of credit between subsidiaries relaxed (until end of June ‘23)

Source: Financial Services Commission (FSC) press release (March 27, 2023)

In particular, certain temporary measures, including the mitigation of NCR risk values when financial investment business entities purchase a self-guaranteed PF-ABCP, were further extended until the end of 2024 in consideration of the real estate PF market situation and financial market conditions such as the continuation of high interest rates, and normalization has been occurring in stages since 2025.

[Normalization and Extension Plan for Financial Regulation Flexibility Measures]

Industry	Details	Deadline
Banks	• LCR regulation: regulation ratio gradually normalized (95%-97.5%)	June ‘24 — End of ‘24
Savings banks	• Extension of relaxation of the loan-deposit ratio regulation (100-110%)	June ‘24 — End of ‘24
Specialized credit financial business	• Extension of relaxation of won liquidity ratio regulation (100-90%) • Extension of 10%p easing of the ratio of PF exposure to credit assets (30%-40%)	June ‘24 — End of ‘24
Financial investment

•

Extension of grace period for reduction of the inclusion ratio of short-term bonds in DLS hedging assets (12%-8%)

•

Extension of application of NCR risk value of 32% for the purchase of a self-guaranteed PF-ABCP

June ‘24 — End of ‘24

Source: Financial Services Commission (FSC) press release (May 21, 2024)

[Current Status of Temporary Financial Regulation Easing Measures Related to Liquidity]

Industry	Details	Normalization time
Banks	• Normalization of LCR regulation regulatory ratio (97.5%g100%)	Effective January 1, 2025
Savings banks	• Normalization of loan-deposit ratio regulation (110%g105%)	Effective January 1, 2025
Specialized credit financial business	• Normalization of KRW liquidity ratio regulation (90%–95%)	Effective January 1, 2025
Financial investment	• Reduction of the proportion of short-term bonds included in DLS hedging assets (12% to 8%)	Effective January 1, 2025

Source: Financial Services Commission (FSC) press release (Nov. 29, 2024)

In the financial investment business sector, voices emerged that the new NCR regulation introduced in 2016 was not appropriate for the development of Korea’s financial industry, and that some regulatory improvements were necessary. In response, on July 19, 2023, the Financial Services Commission (FSC) resolved to partially reform the NCR system to enhance the competitiveness of the domestic financial investment business and promote its global expansion while maintaining the reliability of the current NCR ratio. Previously, when overseas subsidiaries of comprehensive financial companies extended corporate credit, a risk value of 100% was uniformly applied in the NCR calculations, which acted as a constraint on the expansion of global business by domestic financial investment business entities. Accordingly, the Financial Services Commission (FSC) improved the system so that risk values applied to overseas subsidiaries are differentiated (1.6% to 32%) according to the credit ratings of counterparties in transaction, the same as for comprehensive financial companies such as the parent company.

[Improvement (Proposed) to NCR Risk Value for Securities Business Real Estate]

Source: Financial Services Commission (FSC) press release (December 24, 2025)

[New (proposed) Real Estate Investment Limits for Securities Businesses]

Source: Financial Services Commission (FSC) press release (December 24, 2025)

In December 2025, the Financial Services Commission (FSC) announced a regulatory amendment to the “Regulations on Financial Investment Business” to strengthen the NCR risk value for real estate investments by securities companies to correspond to their actual risk level, and to set a maximum recognition limit for the performance of venture capital with relatively low risk when securities companies fulfill their obligation to supply venture capital. For real estate investments in the securities industry, the NCR risk value will be applied differentially according to the project stage and LTV level of each operator, rather than by investment type, and the FSC announced that it will regulate the “total real estate investment amount,” which encompasses not only real estate related guarantees of obligations but also all forms of real estate investment, to be managed within a limit of 100% of shareholders’ equity. This amendment may impose constraints on the overall real estate business by strengthening regulations over real estate PF projects in three areas: capital cost, total volume, and profit and loss.

As such, capital regulations applicable to the financial investment business may change depending on domestic and foreign macroeconomic conditions and the policy stance of financial authorities. Investors should be aware that if sharp increases in volatility occur in the financial markets in the future, or if the capital regulations applicable to the financial investment business, such as the NCR ratio and leverage ratio, change due to shifts in the policy stance of the financial authorities, this may affect our revenue structure and funding structure.

Meanwhile, financial companies hold customer information, so there exists the possibility of information security incidents such as leaks of personal information. Cases of personal information leaks have occurred even in the banking sector, which is considered relatively secure. On December 11, 2013, prosecutors announced that 34,000 and 103,000 pieces of customer information had been leaked from Citibank and SC Bank, respectively, and a special investigation was launched in response.

In early 2014, approximately 140 million pieces of customer information were leaked from three credit card companies simultaneously. And on February 8, 2014, prosecutors indicted employees involved in the leak that used the external service personnel of KB Kookmin Card, Lotte Card, and NH Nonghyup Card, along with loan advertisement agents and loan solicitors who purchased the information, and the suspects involved in the personal information leaks were arrested. Additionally, it was announced that the personal information illegally extracted by the suspects had not been sold or distributed. However, the investigation by prosecutors in February of 2014 revealed that 82.7 million out of the approximately 100 million pieces of customer information leaked from the three credit card companies—KB Kookmin Card, Lotte Card, and NH Nonghyup Card—had been subject to secondary leakage.

On January 22, 2014, the Financial Services Commission (FSC), in a joint announcement with related agencies, released the “Measures to Prevent Customer Information Leakage at Financial Companies,” stating that certain sanctions would be imposed on the three credit card companies responsible for the incident in February of 2014. Accordingly, from February 17, 2014, business suspension orders for three months—the maximum statutory period—were imposed on the relevant credit card companies. Furthermore, on March 10, 2014, the government, as one of the core initiatives of the “Three-Year Plan for Economic Innovation” that was aimed at preventing recurrent information leaks and hacking incidents, jointly prepared and began implementing the “Comprehensive Measures to Prevent Recurrences of Personal Information Leakage in the Financial Sector” with the relevant ministries. On December 29, 2014, the Financial Services Commission (FSC) and the Financial Supervisory Service (FSS), together with related financial associations, convened the sixth meeting to review the implementation plan for follow-up measures to the “Comprehensive Measures to Prevent Recurrences of Personal Information Leakage in the Financial Sector” announced on March 10, 2014. The basic direction of the “Comprehensive Measures to Prevent Recurrence of Personal Information Leakage in the Financial Sector” is as follows:

[Comprehensive Measures to Prevent Recurrences of Personal Information Leakage in the Financial Sector]

1. Strengthen the rights of financial consumers and the responsibilities of financial companies at each stage of information processing

•	Strengthen information security at each stage of “collection, retention, utilization, and destruction”

•	Minimize the exposure of resident numbers in financial transactions

•	Comprehensively revise the consent form for the provision of information

•	Restrict non-face-to-face business activities through text messages and other means

•	Ensure the right of financial consumers to self-determination regarding their information

2. Establish a structure in which financial companies are held clearly accountable

•	Strengthen the responsibility of CEOs and other executive officers

•	Strengthen the responsibility of financial companies when providing information to solicitors and third parties

•	Substantially enhance ex-post sanctions

3. Strong responses to electronic intrusion incidents such as hacking

•	Substantially reinforce existing computer security measures

•	Enhance the inspection and management of information security

•	Enhance the protection of personal information in credit card payments

4. Prevent potential damage from previously provided or leaked information

•	Prevent potential damage from existing information

•	Establish a response system

Source: Financial Supervisory Service press release (March 10, 2014)

As personal information leakage incidents continued to occur across various sectors of society, public interest in personal information protection and the rights of data subjects increased. Accordingly, in February 2017, the Financial Services Commission (FSC) and the Financial Supervisory Service (FSS) revised the “Guidelines for the Protection of Personal Information in the Financial Sector” to support financial companies in their personal information protection operations and to provide clear operational standards under personal information protection-related laws, including the Credit Information Use and Protection Act and the Personal Information Protection Act, and have reflected the amendments to the personal information protection-related legislation since 2014.

[Key Matters Reflected in the Revised Credit Information Use and Protection Act]

Details	Relevant Laws	Effective Date
1. Introduction of the principle of minimizing collection when processing personal credit information	Act § 15	Sept. 12, 2015
2. Strengthening security measures such as encryption when entrusting the collection, investigation and processing of personal credit information, and mandating training for those entrusted	Enforcement Decree §14	Sept. 12, 2015, Mar. 29, 2016
3. Obligation to designate executive officers exclusively responsible for managing and protecting credit information in the case of credit information providers and users of a certain size and above	Act §20(3)	Sept. 12, 2015
4. Obligation to destroy and separately store personal credit information within a maximum of five years upon termination of the transaction relationship	Act §20-2	Mar. 12, 2016
5. When consenting to the use of personal information, separate consent for mandatory and optional information	Act §32(4), (5)	Mar. 12, 2016
6. Obligation to establish a system for data subjects to inquire into the facts regarding the use and provision of their own information	Act §35(1) and Enforcement Decree §30	Mar. 12, 2016, Mar. 29, 2016
7. Newly established right of data subjects to request deletion of their own information	Act §38-3②	Mar. 12, 2016
8. Obligation to prepare a manual for responding to credit information leakage incidents	Act §39-2②	Sept. 12, 2015
9. Mandatory separate prior consent when using credit information for marketing purposes	Act §40	Sept. 12, 2015
10. When delegating a public offering, mandatory verification of the trustee’s information acquisition process and whether it was illegally obtained	Act §41-2	Sept. 12, 2015

[Key Matters Reflected in the Revised Personal Information Protection Act]

Details	Relevant Laws and Regulations	Effective Date
1. Strengthening security measures when processing sensitive information and personally identifiable information	Act §23 and §24	July 24, 2015, Sept. 30, 2016
2. Limiting the scope of social security number processing to cases where there is a legal basis	Act §24-2	July 24, 2015, Sept. 30, 2016
3. Strengthening encryption obligations when processing social security numbers	Act §24-2 and Enforcement Decree §21-2	Jan. 1, 2016
4. Strengthening the obligation to take measures to ensure the security of personal information	§29 of the Act and the notification	Feb. 13, 2015
5. Strengthening the requirement for designating a person in charge of personal information protection (information security expert —> executive officer)	Enforcement Decree §32	July 22, 2016

Source: Financial Services Commission (FSC) press release (Feb. 27, 2017)

In the event of such a customer information leakage incident, the Company may be subject to material adverse effects, including financial risks such as management costs necessary for incident remediation and compensation for damages to affected customers, risks of reduced profitability due to customer attrition, risks related to large-scale sanctions against financial investment companies and executive officers, imposition of surcharges by supervisory authorities, business suspension, and diminished business capacity resulting from reputational damage. Although the Company complies with the Personal Information Protection Act, the Act on Promotion of Information and Communications Network Utilization and Information Protection, and other applicable laws and regulations for the protection of personal information, investors are advised to take note of the potential impact of customer information leakage incidents notwithstanding such management efforts.

[Key Definitions of the Revised Credit Information Use and Protection Act]

Classification	Concept	Scope of Use
Personal information	Information about a particular individual or information that makes an individual identifiable	May be utilized within the scope of prior and specific consent
Pseudonymized information	Information that has been processed so that a specific individual cannot be identified without the use of additional information

May be used for the following purposes without consent:

(1) Preparation of statistics (including for commercial purposes)

(2) Research (including industrial research)

(3) Public interest archival purposes, etc.

Anonymous information	Information that has been processed so that individuals can no longer be identified (to the extent that restoration is impossible)	Since it is not personal information, it can be freely used without restrictions.

Source: Financial Services Commission press release (Jan. 9, 2017)

In the event of a customer information leakage incident, the Company may be subject to material adverse effects, including financial risks such as the management costs required to resolve the incident and compensation for damages to affected customers, risks of reduced profitability due to customer attrition, risks related to large-scale sanctions against financial investment companies and executive officers, imposition of surcharges by supervisory authorities, business suspension, and other reputational damage resulting in decreased business capacity. Although the Company complies with the Personal Information Protection Act, the Act on Promotion of Information and Communications Network Utilization and Information Protection, and other related laws and regulations to protect personal information, investors are advised to note the potential impact of customer information leakage incidents despite such management efforts.

⑥ Real Estate Trust Business (Target Company: Woori Asset Trust Co., Ltd. (Korea)

Real estate-focused trust companies primarily accept real estate from trustors, who are property owners, for purposes of maintenance and management of the property or generation of investment returns. These companies then generate income through the maintenance and management of the entrusted real estate, or through leasing and sale following land development, and distribute such income to beneficiaries, while receiving trust fees in return. As ancillary businesses to trust operations, they also provide agency services and consulting services.

Real estate trust business may be conducted only by companies that have obtained authorization from the Financial Services Commission pursuant to the Financial Investment Services and Capital Markets Act. As the real estate trust business is a government-regulated sector, certain standards applicable to the real estate trust business were amended pursuant to the revision of the Regulations on Financial Investment Business (effective April 1, 2020). Article 4-86 of the Regulations on Financial Investment Business (Borrowing of Funds by Real Estate Trust Business Operators) has been amended to expand the limit on borrowing funds as real estate trust property by real estate trust business operators in the course of conducting real estate trust business to within 100% of the funds required for business expenses. Furthermore, the asset soundness standards for real estate trust business operators have been strengthened, and criteria have been established to classify the soundness of trust account loans based on the actual sales rate following pre-sale.

The Financial Services Commission announced that the amendment to the Financial Investment Business Regulations for the purpose of enhancing the substantive operation of land trust business by real estate trust companies was resolved by the Financial Services Commission on June 25, 2025, and will take effect on July 1, 2025. The principal provisions are to expand the scope of application of the Net Capital Ratio (NCR) and improve the calculation standards to reflect the substantive risks of land trusts with guaranteed completion obligations, and to introduce limits on land trust risk exposure relative to equity capital to ensure that project undertakings remain within the management capacity of real estate trust companies. The introduction of such regulations is expected to act as a factor restricting business operations from the perspective of certain real estate trust companies and may serve as a factor of uncertainty regarding the future outlook and profitability of the relevant industry; accordingly, investors are advised to take note of this matter.

The real estate trust business is characterized by intense price competition among trust companies, and reliance solely on existing business practices or business strategies will inevitably lead to obsolescence. Accordingly, trust companies are currently endeavoring to diversify their business operations and enhance profitability, and continue to compete by conducting distinctive lines of business respective to each company. As of the end of 2025, a total of 14 companies are engaged in business operations, and competition among trust companies is expected to intensify further.

[Real Estate Trust Company Profitability]

(Unit: KRW million, %)

Name of Financial Company	Category	2020	2021	2022	2023	2024	2025
KB Real Estate Trust Co., Ltd.	Net Income for the Period	53,933	85,474	62,629	-81,812	-113,332	-78,685
	Return on equity	18	26	17	-22	-33	-17
Kyobo Asset Management	Net Income for the Period	16,555	24,858	18,635	-48,676	-240,901	-149,130
	Return on equity	13	10	6	-13	-67	-37
Daeshin Asset Trust	Net Income for the Period	530	4,035	7,880	13,206	-22,233	9,409
	Return on equity	1	3	5	8	-14	7
Korea Land Trust	Net Income for the Period	28,688	61,222	41,038	-13,001	46,511	-40,755
	Return on equity	11	20	12	-4	13	-10
Mugunghwa Trust	Net Income for the Period	30,120	20,109	33,187	-10,379	-254,921	-396,848
	Return on equity	25	13	15	-5	-120	-737
Shinyoung Real Estate Trust	Net Income for the Period	524	10,041	17,810	11,415	2,555	-11,643
	Return on equity	2	10	16	9	2	-10
Shinhan Asset Trust Co., Ltd.	Net Income for the Period	46,285	75,862	73,773	53,430	-320,601	-37,215
	Return on equity	31	36	25	14	-101	-14
Woori Asset Trust	Net Income for the Period	33,768	30,302	74,553	29,129	-24,514	-193,163
	Return on equity	31	22	37	11	-6	-55
Koramco Asset Trust	Net Income for the Period	-27,663	78,970	71,390	48	47,568	44,295
	Return on equity	-12	24	18	0	11	9
Korea Trust	Net Income for the Period	24,314	38,154	30,800	13,409	-32,397	-80,077
	Return on equity	22	27	17	7	-17	-52
Hana Asset Trust	Net Income for the Period	80,289	94,755	76,219	57,841	34,703	-36,410
	Return on equity	25	25	17	12	7	-7
Korea Asset Trust	Net Income for the Period	213,947	93,673	74,739	10,977	-48,956	70,744
	Return on equity	37	13	10	1	-7	10
Hankook Land Trust	Net Income for the Period	93,626	94,720	45,369	16,125	20,967	3,972
	Return on equity	14	13	6	2	3	1
Korea Investment Real Estate Trust	Net Income for the Period	-7,891	3,864	14,957	4,999	-6,717	1,194
	Return on equity	-20	3	8	2	-3	1

Source: Financial Statistics Information System of the Financial Supervisory Service

Meanwhile, the size of domestic construction orders has fluctuated over the past 10 years. After the late 2000s financial crisis, the scale of domestic construction orders continued to decline until 2013, but then began to increase again in 2014. In particular, driven by the rapid increase in orders from the private sector in 2015, the scale of domestic construction orders grew by 47.0% year-on-year. Thereafter, the scale of domestic construction orders remained flat in 2017 and decreased by 2.6% year-on-year in 2018, but then increased by 7.4%, 16.9%, 9.2%, and 17.2% year-on-year in 2019, 2020, 2021, and 2022, respectively, showing signs of a reversal of the downward trend in the past four years. However, in 2023, the scale of domestic construction orders decreased by 16.8% year-on-year due to concerns over PF defaults that have persisted since the second half of 2022 and concerns over a slump in the real estate market caused by the high interest rate environment. Although the real estate market has continued to slump, the scale of domestic construction orders has improved slightly since the fourth quarter of 2024 due to an increase in the amount of housing construction orders placed by LH, and as of 2024, the scale of domestic construction orders has increased by 5.4% year-on-year to KRW 218.775 trillion.

[Domestic Construction Contract Value]

(Unit: KRW 100 million, %)

Year	Total		By order category				By type of work (Civil Engineering / Architecture)
	Total	Percentage change	Public	Percentage change	Private	Percentage change	Civil Engineering	Percentage change	Architecture	Percentage change
2010	1,032,298	-13	382,368	-34.6	649,930	7.9	413,806	-23.6	618,492	-4.2
2011	1,107,010	7.2	366,248	-4.2	740,762	14	388,097	-6.2	718,913	16.2
2012	1,015,061	-8.3	340,776	-7	674,285	-9	356,831	-8.1	658,230	-8.4
2013	913,069	-10.1	361,702	6.1	551,367	-18.2	299,039	-16.2	614,030	-6.7
2014	1,074,664	17.7	407,306	12.6	667,361	21	327,297	9.5	747,367	21.7
2015	1,579,836	47	447,329	9.8	1,132,507	69.6	454,904	39	1,124,932	50.5
2016	1,648,757	4.4	474,106	5.9	1,174,651	3.7	381,959	-16	1,266,798	12.6
2017	1,605,282	-2.6	472,037	-0.4	1,133,246	-3.5	421,118	10.3	1,184,165	-6.5
2018	1,545,277	-3.7	423,447	-10.3	1,121,832	-1.0	463,918	10.2	1,081,360	-8.7
2019	1,660,352	7.4	480,692	13.5	1,179,661	5.5	494,811	6.7	1,165,542	7.8
2020	1,940,750	16.9	520,953	8.4	1,419,796	20.4	446,592	-9.7	1,494,158	28.2
2021	2,119,882	9.2	560,177	7.5	1,559,704	9.9	536,073	20.0	1.583,809	6.0
2022	2,483,552	17.2	577,686	3.1	1,905,867	22.2	612,198	14.2	1,871,354	18.2
2023	2,071,172	-16.6	704,228	21.9	1,366,945	-28.3	729,986	19.2	1,341,186	-28.3
2024	2,178,181	5.2	670,192	-4.8	1,507,989	10.3	674,748	-7.6	1,503,433	12.1
2025	2,211,268	1.5	652,828	-2.6	1,558,440	3.3	531,858	-21.2	1,679,410	11.7
Q1 2026	501,307	28.7	77,139	-2.1	210,535	27.5	18,987	-27.4	191,548	37.8

Source: Korea Construction Association Major Construction Statistics (May 2026)

In 2021, total contract value stood at KRW 211.9882 trillion, a year-on-year increase of 20.4%, due to the increase in the number of building permits granted in response to the government’s shift in housing supply policy and the increase in non-residential buildings and facilities investment following the economic recovery from the COVID-19 pandemic.

In addition, the cumulative construction order amount as of the end of 2022 was approximately KRW 248.3552 trillion, up 17.2% from the same period of the previous year. This was attributed to a significant increase in public civil engineering works centered around railway tracks and mechanical installations, as well as an increase in private civil engineering works centered on mechanical installations and private construction works centered on reconstruction, schools, hospitals, and government offices. However, order performance turned downward after the fourth quarter of 2022 due to the contraction of the real estate market and the government’s tightening of SOC investments due to the high interest rate environment caused by inflationary pressures. The construction business was adversely affected by concerns over real estate PF insolvency, and the construction market deteriorated, with the downward trend in order performance continuing until 2023.

The cumulative construction order amount in 2023 was KRW 207.1172 trillion, a 16.6% decrease from the same period of the previous year, and the construction market in the private sector was particularly depressed, with the order amount in the private sector falling by 28.4% to KRW 136.6945 trillion from the same period of the previous year. As of the end of 2024, the cumulative construction order amount was KRW 217.8181 trillion, an increase of 5.2% from the end of 2023, but this appears to be a base effect due to the decrease in order performance in 2023.

Cumulative construction orders in 2025 amounted to KRW 221.1268 trillion, down 2.6% year-on-year, with public sector orders remaining sluggish, mainly in civil engineering, while private sector orders showed good performance, mainly in residential construction. Cumulative construction orders in Q1 2026 soared 28.7% year-on-year to KRW 50.1307 trillion. The Bank of Korea (BOK) expects the sluggishness in construction investment to gradually ease due to the commencement of orders increased in 2024, AI-related infrastructure investments, and the expansion of SOC. However, the pace of recovery is expected to be gradual due to the accumulated unsold properties in local areas and stricter real estate regulations.

Despite these conditions, investors should note that there is a possibility that this phase of declining orders may continue due to rising construction site costs resulting from increases in raw material prices and labor costs, and delays in commencements due to increased unsold risks.

Furthermore, as volatility in the real estate development market has increased due to the recent downturn in the real estate market, the rise in unsold properties in regional areas, the reduction in land supply, and the increase in household debt, the market competitiveness of real estate trust companies is expected to be differentiated depending on market changes and policy responses. The role of real estate trust companies is expected to be strengthened due to the weakening financial capacity of small and medium-sized construction companies resulting from the real estate market downturn, and there exists the possibility of expanding new revenue sources, including housing reconstruction and redevelopment projects. However, investors should note that in the context of an overall slowdown in global economic growth, the implementation of various real estate regulatory policies by the Korean government and the sluggishness of domestic construction investment have combined to cause the domestic construction and real estate markets to contract significantly, and insolvencies in real estate project financing (PF) are on an increasing trend.

⑦ Savings Bank Business (Target Company: Woori Financial Savings Bank Co., Ltd.)

The savings bank business primarily serves ordinary households and small and medium-sized merchants and enterprises as its core customer base. The industry-wide restructuring that followed the global financial crisis appears to have been substantially completed, and the overall financial performance of the industry continues to improve. However, given the characteristics of savings bank loan assets, which are relatively less sound, more rigorous risk management will be necessary in light of the economic slowdown and household debt issues.

Furthermore, the operating environment is expected to undergo significant changes and face considerable challenges, including intensified competition in the mid-interest rate loan market due to the emergence of internet banks and the expansion of commercial banks’ business areas, deteriorating management conditions of small and medium-sized enterprises resulting from corporate restructuring, and the strengthening of retail finance in the lending industry. Accordingly, savings banks are required to fulfill their inherent dual roles of proactively responding to changes in the domestic environment and supporting ordinary households and small business owners through financial services.

Since 2011, the business transfers of large savings banks subject to business suspension orders have been predominantly undertaken by domestic financial holding companies and lending industry affiliates. Accordingly, the company may be able to secure a relative competitive advantage based on the strong brand value of its parent company and its long-standing experience in consumer credit lending. The performance of savings banks may be differentiated depending on their ability to develop new high-yield products capable of supporting high interest rates on customer deposits and their ability to cultivate risk management capabilities to address risks such as deterioration in asset soundness accompanying high-yield products.

As the resolution of non-performing savings banks gradually reached its final stages, the asset growth of savings banks increased rapidly from 2015 to 2022, primarily driven by loan assets. In the corporate loan business, real estate-related loans increased due to the revitalization of the real estate market, and rapid asset growth continued as a result of the combination of strengthened credit screening by banks and the expansion of household credit loans centered on savings banks in the lending industry. However, as a preemptive response to rapid growth, the trend of regulatory tightening by financial authorities has continued, leading to a gradual slowdown in the current growth pace. In addition, in light of the contraction in the real estate market due to rising market interest rates and the increasing trend in the volume of unsold housing units, close monitoring of asset quality related to real estate lending is required.

[Trends in Savings Bank Assets by Category]								(Unit: (KRW million)
Category	2017	2018	2019	2020	2021	2022	2023	2024	2025
Cash and deposits	6,422,377	8,489,040	10,154,060	11,693,696	13,003,318	17,236,033	14,828,624	15,065,393	12,629,624
Securities	1,597,782	1,816,749	2,176,076	3,139,895	4,877,984	6,685,538	8,200,351	8,926,957	11,846,373
Loan receivables	49,119,586	56,729,118	62,362,756	74,343,901	96,659,679	110,238,477	98,175,681	92,029,163	88,339,989
Property and equipment	836,076	807,436	843,667	935,958	1,231,496	1,340,067	1,646,493	1,625,219	1,679,205
Other assets	1,720,410	1,672,091	1,622,958	1,886,311	2,491,075	3,087,713	3,717,648	3,255,626	3,458,626
Total	59,696,231	69,514,434	77,159,517	91,999,761	118,263,552	138,587,828	126,568,797	120,902,358	117,953,817

Note: The composition of each item is as follows:

•	Cash and deposits: Cash, deposits (Cash, deposits (ordinary deposits, deposits with the federation, reserve requirement deposits, other deposits, etc.)

•	Securities: Trading securities, available-for-sale securities, held-to-maturity securities, equity method investments, etc.

•	Loan receivables: Loans (discounted bills, general-purpose loans, revolving credit loans, etc.), call loans, etc.

•	Property and equipment: Land, buildings, and other tangible assets, etc.

•	Other major assets: Security deposits, accounts receivable, accrued income, investment assets, intangible assets, non-business-use assets, etc.

Source: Financial Statistics Information System of the Financial Supervisory Service, Savings Bank Account

Meanwhile, the savings bank industry is expected to be affected by loan regulations stemming from the recent movement by financial authorities to reduce household lending. In June 2017, the financial authorities amended the Supervisory Regulations on Savings Banks Business to implement measures to strengthen soundness management of the non-bank financial sector. The principal provision of the new policy is to substantially increase the additional provisioning requirement for high-risk loans bearing an interest rate of 20% or more from the existing 20% to 50%. Accordingly, as savings banks are expected to reduce their holdings of high-yield products from a prudential management perspective, the profitability of savings banks is anticipated to decline.

In addition, the financial authorities made efforts to rationalize lending rates and reduced the statutory maximum interest rate (from 27.9% in March 2016 to 24.0% in February 2018 and 20.0% in July 2021), which led to a continuous downward trend in the interest rates on household credit loans at savings banks. On April 26, 2021, as part of follow-up measures to the reduction of the statutory maximum interest rate, the financial authorities announced the “Mid-Rate Loan System Improvement Plan”. The principal measures include abolishing the additional reserve accumulation requirements previously applied to high-interest rate loans (loans with interest rates of 20% or higher) in order to encourage active lending to low-credit borrowers, while promoting the reduction of loan interest rates for middle- and low-credit tier borrowers by inducing reasonable interest rate calculations through analysis of loan costs, including brokerage commissions and other intermediary charges. This measure has been implemented since January 2022, and accordingly, the burden of provisioning requirements for high-interest loans at savings banks has been alleviated. In addition, unsecured credit loans extended to borrowers in the bottom 50% credit tier and satisfying the 16.0% interest rate cap requirement under savings bank industry standards are recognized as private mid-interest-rate loans and are granted incentives.

Meanwhile, in March 2025, the Financial Services Commission announced its “Measures to Enhance the Role of Savings Banks” to resolve the managerial difficulties faced by savings banks arising from the deterioration of vulnerable borrowers’ repayment capacity and non-performing real estate project financing loans attributable to the aftermath of COVID-19 and the slowdown in the real estate market. The key measures include the temporary relaxation of merger and acquisition criteria, the establishment of a distressed real estate project financing (PF) normalization fund, and an increase in the borrowing limit of the central association. On June 30, 2025, as a follow-up measure to these improvement initiatives, legislative notice was given for proposed amendments to the Enforcement Decree of the Mutual Savings Banks Act, the Supervisory Regulations, and the Detailed Enforcement Rules, the principal elements of which include: improvement of the credit ratio calculation for policy financing products such as Haetsal Loan; provision of incentives for private mid-interest-rate loans in the calculation of the loan-to-deposit ratio; exclusion of financial holding companies from periodic major shareholder eligibility reviews; and improvement of certain unreasonable asset soundness classification standards.

At the Cabinet meeting on July 22, 2025, six Presidential Decrees, including the Enforcement Decree of the Depositor Protection Act, were amended to raise the deposit protection limit from the current KRW 50 million to KRW 100 million, and these amendments came into effect on September 1, 2025. During the 1997 foreign exchange crisis, full deposit protection was implemented temporarily, and when the partial protection system was reinstated in 2001, the deposit protection limit was set at KRW 50 million for all financial sectors, and this limit had been maintained for 24 years until September 2025. Although the financial authorities have been cautious about raising the deposit protection limit since then, the need to raise the deposit protection limit has been steadily discussed in light of Korea’s significant growth in terms of economic scale and deposit assets, and the relatively low level of depositor protection compared to major overseas countries. As a result, an amendment to the “Depositor Protection Act” was promulgated, and as a follow-up measure, the deposit protection limit was raised to KRW 100 million effective September 1, 2025. With the increase in the deposit protection limit, depositors are expected to reallocate their deposits to financial companies offering relatively higher and more stable interest rates. In this process, some financial companies may experience difficulties in terms of liquidity and soundness, so investors are advised to take note of this point.

In addition, on February 23, 2026, the Financial Services Commission discussed the “Mutual Savings Bank Sound Development Plan” aimed at supporting productive finance, easing business regulations, and strengthening soundness measures. The plan addressed measures to promote a transition toward productive finance, reinforce the role of regional and retail finance for ordinary households, and restructure the regulatory framework for soundness, governance, and business conduct on a differentiated basis according to the size of institutions.

Investors are advised that future policy changes by financial authorities, including loan regulations and provisioning requirements for managing asset soundness of savings banks, as well as measures to lower household credit loan interest rates, may have an impact on the profitability of savings banks.

⑧ Asset Management Business (Target Company: Woori Asset Management Co., Ltd.)

Asset management business refers to an investment agency business that pools long-term and short-term funds entrusted by multiple clients to form a collective investment fund, invests such funds in assets such as securities, and distributes the returns generated from such investments back to the clients. The overall market size, including funds and discretionary investment mandates, continues to grow steadily, and in particular, as individual savings are concentrated in various pension-type assets, the purchase of funds through institutional investors such as pension funds is increasing. The asset management business has gained increasing attention as a means of securing retirement funds and accumulating wealth amid the onset of an aging population and low-growth era. In particular, interest in alternative investments such as real estate and special assets has increased due to declining returns on traditional assets such as equities and bonds resulting from rising interest rates and deepening inflation. In addition, as the customer base shifts from retail investors to institutional investors, private equity funds and discretionary investment mandates are expected to grow at a faster pace than public offering funds, and alternative investments are anticipated to increase.

In the case of the domestic asset management industry, it experienced rapid growth from 2004 onward, driven by the revitalization of equity funds and the full-scale “money move” phenomenon. However, fund assets under management did not exhibit a sustained upward trend due to investor outflows following investment losses experienced during the 2008 global financial crisis, a shift toward safe-haven assets amid heightened uncertainty, and the emergence of alternative products. Meanwhile, asset management targeting institutional investors, including private equity funds and discretionary investment management, has been steadily increasing since 2014. As of the end of 2025, the assets under management of asset management companies amounted to KRW 2,050.3 trillion (discretionary investment management: KRW 654.2 trillion; collective investment schemes: KRW 1,371.1 trillion; private equity funds: KRW 5.0 trillion; and investment advisory: KRW 19.9 trillion), representing an increase of KRW 319.6 trillion (18.5%) from the end of the preceding period.

[Trends in Assets Under Management by Asset Management Companies]

(Unit: KRW 100 million)

Category	Asset Management Companies
	Funds	PEFs	Discretionary Management	Investment Advisory	Subtotal
2025	13,711,458	50,498	6,541,501	199,302	20,502,759
2024	10,949,869	37,488	6,147,237	172,496	17,307,090
2023	9,680,914	33,158	5,589,092	157,086	15,460,250
2022	8,492,145	31,143	5,667,728	149,356	14,340,371
2021	8,291,432	27,344	5,365,364	533,631	14,217,771
2020	7,174,003	28,404	5,059,213	480,475	12,742,096
2019	6,587,963	27,876	4,869,772	79,637	11,565,249
2018	5,442,839	28,652	4,677,289	68,936	10,217,716
2017	5,068,524	22,694	4,524,242	67,185	9,682,645
2016	4,623,949	27,760	4,376,493	60,403	9,088,605
2015	4,135,853	39,994	3,969,054	45,087	8,189,988
2014	3,713,921	32,191	3,034,207	40,880	6,821,199

Source: Korea Financial Investment Association

As volatility in the domestic equity market increased in 2020, asset management companies were expected to expand asset allocation to alternative investments and increase investment in bond funds that guarantee stable returns. Reflecting these market conditions, while equity funds have continued to experience stagnating growth, the increase in bond funds has driven a gradual expansion in overall fund size. In addition, real estate funds and special asset funds have also contributed to the growth of the fund industry.

In terms of fund types, equity and mixed equity funds continued to decline through 2016, reaching KRW 75 trillion; however, the market rebounded from 2016 onward. In early 2021, equity and mixed equity fund sizes expanded amid bullish equity markets driven by improved domestic and global economic indicators and rising U.S. stock markets supported by expectations of fiscal stimulus, and from the third quarter of 2025, the ongoing equity market rally further contributed to growth. As a result, the size of equity and mixed equity funds expanded to KRW 307 trillion as of end-March 2026.

In the case of bond and mixed bond funds, the segment has continued to grow steadily, surpassing KRW 100 trillion in 2014 and reaching KRW 134 trillion in 2020. In early 2021, despite weakened investor sentiment due to increased volatility in global interest rates, the segment showed a clear upward trend as funds flowed in, primarily from foreign investors, driven by factors such as relatively attractive interest rate differentials compared to global markets and a weakening Korean won. As of end-March 2026, the size of bond and mixed bond funds was recorded at KRW 244 trillion.

The size of real estate funds has increased sharply since 2014, reaching KRW 198 trillion as of end-March 2026. In terms of their share of total fund assets, real estate funds accounted for only 8% in 2014, but increased to 13.3% as of end-March 2026., reaching a level comparable to bond funds. Given the nature of real estate investments, which require large-scale capital and are typically subject to redemption restrictions, the market has expanded primarily through private equity funds.

The size of special asset funds has also continued to grow since 2014, reaching KRW 176 trillion as of end-March 2026. Special asset funds are defined as funds that invest more than 50% of their assets in alternative investments excluding securities and real estate, such as commodities and infrastructure. Amid a prolonged low-growth environment both domestically and globally, demand for alternative investments has increased as investors have shown greater interest in real-asset funds capable of generating relatively stable returns. The share of special asset funds in total fund assets was 8% in 2014; however, as commodity prices such as gold and crude oil rose in 2020, their total assets exceeded KRW 100 trillion for the first time, and their share reached 11.8% of total fund assets as of end-March 2026.

[Fund Composition and Size Trends]

(Unit: KRW trillion)

Record date	Category	Securities						Short-term Finance	Derivatives	Real Estate	Real Assets	Special Assets	Mixed Assets	Total
		Equity	Mixed equity	Mixed bonds	Bonds	Investment agreement	Fund of funds (FoF0
Q1 2026	Public offering	265	6	23	89	—	49	158	88	3	—	13	12	706
	Private placement	28	8	9	123	—	78	72	25	195	—	163	85	786
	Subtotal	293	14	32	212	0	127	230	113	198	—	176	97	1,492
2025	Public offering	210	5	19	94	—	49	130	79	3	—	11	11	611
	Private placement	27	7	8	121	0.12	75	66	24	193	—	158	82	761
	Subtotal	237	12	27	215	0.12	124	196	103	196	—	169	93	1,372
2024	Public offering	114	3	14	70	—	34	123	63	2	—	5	9	436
	Private placement	20	6	7	103	—	62	47	19	179	—	152	64	659
	Subtotal	134	10	21	173	—	96	170	81	181	—	158	73	1,095
2023	Public offering	92	3	11	47	—	24	110	49	2	—	3	6	348
	Private placement	19	6	5	91	—	55	62	17	167	—	144	52	620
	Subtotal	111	9	16	138	—	79	172	66	169	—	147	58	968
2022	Public offering	75	3	11	32	—	21	95	33	3	—	3	6	283
	Private placement	16	6	6	85	1	45	58	17	154	—	134	45	566
	Subtotal	91	9	18	117	1	66	153	50	157	—	136	50	849
2021	Public offering	91	4	16	34	—	24	103	27	4	—	3	5	312
	Private placement	20	6	8	96	—	41	33	23	130	—	116	44	517
	Subtotal	111	11	24	130	—	65	136	51	134	—	119	49	829
2020	Public offering	72	4	11	33	—	17	102	25	3	—	3	3	275
	Private placement	19	5	5	85	—	33	24	25	110	—	104	34	443
	Subtotal	91	9	16	118	—	50	126	50	113	—	107	37	718
2019	Public offering	74	5	11	35	—	14	74	21	3	—	2	3	242
	Private placement	15	5	5	84	—	22	32	30	97	—	90	36	416
	Subtotal	89	10	16	119	—	37	106	51	101	—	92	39	659
2018	Public offering	65	6	12	27	—	10	70	19	2	—	3	1	214
	Private placement	15	4	6	76	—	16	20	29	75	—	68	23	331
	Subtotal	80	10	18	103	—	26	90	47	77	—	70	23	544
2017	Public offering	68	6	13	23	—	11	73	18	2	—	3	0	218
	Private placement	14	4	7	73	—	14	25	27	59	—	54	12	289
	Subtotal	83	10	20	96	—	25	98	46	61	—	57	12	507
2016	Public offering	56	4	17	24	—	5	87	14	1	—	4	0	212
	Private placement	11	3	10	80	—	10	18	23	46	—	44	5	250
	Subtotal	67	8	26	104	—	15	105	37	47	—	48	5	462
2015	Public offering	64	5	18	19	—	5	86	13	1	—	3	0	214
	Private placement	12	3	12	67	—	6	8	18	35	—	36	2	200
	Subtotal	75	8	30	86	—	12	94	31	36	—	40	2	414
2014	Public offering	64	6	11	15	—	5	79	14	1	—	3	0	198
	Private placement	10	4	17	57	—	6	4	19	29	—	28	0	173
	Subtotal	73	10	28	72	—	11	83	33	30	—	31	0	371

Source: Korea Financial Investment Association

Meanwhile, the average asset management fee rate of funds has shown a declining trend since 2017, driven by intensified industry competition and a decrease in equity funds, which typically generate higher profitability. This decline is attributable to factors such as financial crises and a prolonged low-growth environment, which have dampened fund returns and increased investors’ demand to reduce investment costs. However, supported by market revitalization following liquidity expansion based on government policies in 2020 and 2021, the trend temporarily reversed, led primarily by higher management fees from equity funds. Thereafter, the trend turned downward again in 2022, and as of end-2025, the average management fee rate stood at 0.292%. Although profitability indicators showed some improvement compared to the previous year, when market uncertainty intensified due to interest rate hikes, such improvement in financial markets did not translate into a meaningful improvement in asset managers’ operating performance. Recently, the emergence of performance-based public funds with no management fees has further intensified competition in the asset management industry. Recently, the emergence of performance-based public funds with no management fees has further intensified competition in the asset management industry.

[Trends in Asset Management Fees by Fund Type]

(Unit: %)

Record date	Management Fee
	Equity funds	Mixed equity funds	Mixed bond funds	Bond funds	Average
End of 2025	0.297	0.510	0.287	0.073	0.292
End of 2024	0.326	0.525	0.316	0.079	0.316
End of 2023	0.377	0.521	0.321	0.080	0.325
End of 2022	0.397	0.541	0.329	0.093	0.340
End of 2021	0.420	0.557	0.344	0.108	0.357
End of 2020	0.435	0.556	0.322	0.121	0.358
End of 2019	0.390	0.538	0.318	0.127	0.343
End of 2018	0.439	0.546	0.325	0.123	0.359
End of 2017	0.495	0.563	0.326	0.154	0.385
End of 2016	0.539	0.581	0.332	0.149	0.400
End of 2015	0.580	0.618	0.349	0.156	0.426
End of 2014	0.585	0.649	0.336	0.184	0.439

Source: Korea Financial Investment Association

While the business scale of asset management companies, including assets under management, discretionary investment management, and other operations, has continued to grow, operating profit has stagnated due to factors such as the decline in high-margin equity funds. However, since there are limits to profitability enhancement through labor cost reduction, improvement in profitability is anticipated only if accompanied by continued inflows of funds into high-yield product categories such as equity funds and alternative investment products.

Meanwhile, the competitive intensity of the collective investment business has further intensified due to changes in government policy. In October 2015, the financial authorities revised the licensing policy for asset management companies (Phase 1 Financial Reform of the Asset Management Industry), whereby the entry regime for professional investment-type private fund managers was converted from a permit system to a registration system. The core of the registration system means that market entry as a professional investment-type private equity fund manager is permitted upon satisfying basic requirements, including equity capital of KRW 2 billion and a minimum of three professional personnel. Furthermore, the improvement plan for asset management company licensing policy (Phase 2 Financial Reform for the Asset Management Industry) announced in May 2016 confirmed the policy direction to redesign the overall licensing policy for asset management companies in the asset management sector. The improvement plan includes the following measures to be implemented from June 2016: acceptance of applications from securities companies for concurrent operation of private fund management business, relaxation of requirements for private fund managers to convert to public fund managers, relaxation of requirements for conversion to comprehensive fund managers, and phased abolition of the principle of one asset management company per group.

The phased implementation of the aforementioned improvement measures has resulted in a sharp increase in the number of domestic asset management companies within the asset management industry beginning in 2016, with domestic asset management companies totaling 495 as of the end of 2025, representing an increase of approximately 200% compared to 165 as of the end of 2016. Competition among asset managers is intensifying due to the increase in new market entrants, including the expansion of specialized private fund managers. In addition, the proportion of institutional investors has been steadily increasing compared to individual investors, and the growth led by private placements and discretionary mandates continues to outpace that of public offerings.

[Number of Domestic Asset Management Companies]

Category	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Number of domestic asset management companies	165	215	243	292	326	348	437	470	492	495

Source: Financial Statistics Information System of the Financial Supervisory Service

If the relaxation of the authorization policy continues, the asset management industry is likely to experience increased market entry and exit by asset managers, expanded business operations, and the emergence of a variety of asset managers with high credibility within the group. Furthermore, competition not only among asset management companies but also with other financial sectors, as well as the entry of foreign asset managers into the domestic market, may accelerate the deterioration of profitability in the asset management industry. Not only domestically but also in developed countries such as the United States, Europe, and Australia, it is highly likely that efforts will be made to expand operations from their already saturated domestic markets to countries where asset accumulation driven by aging demographics is gaining momentum, and the Korean asset management market is expected to be one of the primary targets. Going forward, if existing and new asset management companies fail to expand their business scope within the asset management industry or secure market position through portfolio diversification, they are expected to face institutional market risk. Accordingly, investors are advised to take note of this point.

⑨ Venture Capital Business (Target Company: Woori Venture Partners Co., Ltd.

Venture capital (venture investment firms) refers to financial capital, and at the same time financial institutions that provide funding and managerial support to venture companies at the early stages of business formation or R&D, which typically have high technological potential but weak capital and managerial conditions. Such firms subsequently recover their investments through mechanisms such as mergers and acquisitions (M&A) or initial public offerings (IPOs). In particular, venture capital serves as a representative equity investor in venture companies, as distinguished from debt financing institutions such as banks, and performs a critical function in driving innovation within the venture company sector. Venture capital constitutes a core component of the venture ecosystem, creating added value as a resource provider to venture companies and fulfilling the role of contributing to the revitalization of the national economy by selecting nascent venture companies with growth potential as investment targets, promoting the growth and development of venture companies, thereby facilitating technological development, advancing industrial structure, and generating employment.

Annual new investment amounts reached an all-time high of KRW 15.9 trillion in 2021, then contracted to KRW 12.5 trillion in 2022—a 21.8% year-on-year decline—amid a compound crisis of high interest rates, high exchange rates, and high inflation. In 2023, it decreased by a further 12.5%, recording KRW 10.9 trillion in new investments. In 2024, new investment amounts rose by 9.5% to KRW 11.9 trillion, marking the first increase in new investments since 2021, and in 2025 they climbed by 14.0% to KRW 13.6 trillion, the second-highest performance on record after 2021, while the number of investment cases reached 8,542, the highest ever recorded. The principal drivers behind the 2025 rebound were concentrated investment in the AI and deep tech sectors and the expansion of private capital contributions; it is assessed that the increase was also attributable to expanded commitments from stable investment entities such as pension funds and mutual aid associations in the second half of 2025. As of 2025, the number of domestic unicorn companies stands at 27: 8 companies in the e-commerce sector, 3 each in the cosmetics and fintech sectors, and 2 each in the AI semiconductor, data, travel and accommodation, and cloud sectors.

[State of Venture Investment Over the Past 5 Years ]

(Unit: KRW 100 million, cases)

Category	2021	2022	2023	2024	2025
Investment Amount	159,371	124,706	109,133	119,457	136,244
Number of Investments	8,063	7,470	7,116	8,413	8,542
Investment Amount per Case	19.8	16.7	15.3	14.2	15.9

Source: Ministry of SMEs and Startups press release (Feb. 13, 2026)

The venture capital industry is directly and indirectly affected by changes in government policies as well as domestic and international real economies and financial markets throughout the process of securing capital, executing investments, and recovering investments. Accordingly, a decline in the emergence of venture companies with high potential, sluggish growth of portfolio companies, and delays in commercialization may give rise to adverse developments affecting the enterprise value of fund portfolio companies, or heightened volatility in the market value of fund portfolio companies due to macroeconomic slowdown or capital market contraction at the time of the fund’s investment exit may have a negative impact on operating performance. Accordingly, investors are advised to take note of this point.

⑩ Other Financial Investment Business (Target Company: Woori Financial F&I Co., Ltd.)

An NPL specialized investment company is a company whose principal business purposes include: the establishment of companies for the acquisition and recovery of non-performing loans, such as special purpose companies under the Asset-Backed Securitization Act; investment in their equity interests or asset-backed securities; lending operations; and the purchase and sale of non-performing loans, securities disposed of in connection with non-performing loans, debt-to-equity converted shares, or claims or securities against companies subject to restructuring.

Non-Performing Loans (NPLs) refer to the sum of non-performing loan receivables and non-performing payment guarantees. In general, they refer to exposures classified as “substandard,” “doubtful,” or “estimated loss” under the asset classification standards (FLC), i.e., so-called “substandard or below” exposures.

Following the adoption of Korean International Financial Reporting Standards (K-IFRS) and the implementation of Basel II in 2008, the true sale requirements were strengthened, thereby eliminating the previous practice whereby primary financial institutions disposed of non-performing loans through self-issued asset-backed securities (ABS). Accordingly, first-tier financial institutions commenced the disposal of non-performing loans through the public sale market in earnest, and the volume of non-performing loans offered for sale in the public auction market for the purpose of resolving such distressed assets increased substantially. The global economic slowdown caused by the ongoing European financial crisis and other factors, coupled with the low-growth, low-return environment, has resulted in an increase in marginal enterprises and a slowdown in the real estate market, leading to a rise in rehabilitation claims and non-performing project financing (PF) bonds related to distressed real estate. In the case of household receivables, through debt restructuring support under the Credit Counseling and Recovery Service (CCRS) program, unsecured general receivables are being converted into credit recovery receivables (CCRS receivables).

Meanwhile, as the volume of non-performing loans (NPLs) in the banking sector increases, the supply of distressed loan investment opportunities is also likely to expand. However, the elevated funding cost environment and the increased recovery risk arising from distress in real estate project financing (PF) may adversely affect the profitability of NPL-focused investment companies; accordingly, investors are advised to exercise caution.

[Trends in the Scale and Ratio of Non-Performing Loans of Domestic Banks]

(Unit: KRW trillion, %, %p)

Category	2023	2024				2025				Increase or decrease
	End of December	End of March	End of June	End of September	End of December (A)	End of March	End of June	End of September (B)	End of December (C)	Same period of the previous year (C–A)	Prior quarter (C–B)
Total non-performing loans	12.5	13.4	14.4	14.5	15.0	16.6	16.6	16.4	16.6	+1.6	+0.2
Corporate Loans 1)	10.0	10.7	11.6	11.7	12.0	13.2	13.1	13.1	13.2	+1.2	+0.1
Household loans	2.3	2.5	2.6	2.6	2.8	3.1	3.2	3.0	3.1	+0.3	+0.1
Credit Card	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.3	0.3	—	—
Total loans	2,629.0	2,676.9	2,739.9	2,765.7	2,799.1	2,817.0	2,830.1	2,874.4	2,905.8	+106.7	+31.4
Allowance for loan losses balance	26.7	27.2	27.1	27.2	28.1	28.4	27.4	27.1	26.7	Δ1.4	Δ0.4
Non-performing loan ratio 2)	0.47	0.50	0.53	0.53	0.54	0.59	0.59	0.57	0.57	+0.03	—
Allowance for loan losses balance 3)	214.0	203.1	188.0	187.4	187.0	170.5	165.5	164.8	160.3	Δ26.7	Δ4.5

Note 1) Includes public and other sectors 2) Non-performing loans/Total loans 3) Allowance for loan losses balance/Non-performing loans

Data: Financial Supervisory Service Press Release ‘Status of Non-Performing Loans of Domestic Banks as of the End of December 2025 [Provisional]_March 25, 2026’

The size of the NPL market may fluctuate depending on the method by which banks dispose of non-performing loans. In the past, domestic banks preferred their own internal disposal methods even if disposal was delayed, rather than external sale methods. However, after the global financial crisis caused by the 2008 subprime mortgage crisis, non-performing assets within banks increased sharply and asset quality indicators deteriorated, and financial authorities strengthened management and supervision. Accordingly, domestic banks had no choice but to dispose of large-scale non-performing loans within a short period, and from 2009 onward, the proportion of disposal through sale and asset securitization methods expanded. In addition, with the introduction of the International Financial Reporting Standards (IFRS) from 2011, even if non-performing loans were sold to a special purpose company (SPC) under the existing asset securitization (ABS) method, the substantial control was still deemed to remain with the bank, and thus such loans were no longer recognized as settled non-performing loans; consequently, banks increased the proportion of non-performing loans disposal through external sale instead of the asset securitization method.

The amount of non-performing loans settled by domestic banks through sale maintained a level of around KRW 5 trillion until 2015, but has been decreasing since 2015. In fact, from 2016 onward, the scale of non-performing loan settlements through sale recorded KRW 4.7 trillion, falling below KRW 5 trillion, and the scope of settlements in 2017 and 2018 decreased to KRW 4.2 trillion. In 2019, the proportion of non-performing loan settlements through sale relative to the total amount of non-performing loan settlements was 22.91%, a slight increase from 19.44% in 2018; however, as the total amount of non-performing loans of domestic banks decreased by approximately KRW 3.7 trillion, the scale of non-performing loan settlements through sale recorded KRW 4.1 trillion, a decrease of KRW 0.1 trillion compared to 2018. The amount of non-performing loans settled by domestic banks through sale was KRW 3.0 trillion as of the end of 2020, KRW 2.4 trillion as of the end of 2021, KRW 0.5 trillion as of the end of 2022, KRW 2.0 trillion as of the end of 2023, KRW 2.0 trillion as of the end of 2024, and KRW 2.4 trillion as of the end of 2025, maintaining a similar level compared to the previous year-end (KRW 2.0 trillion).

[Domestic Banks’ Performance in Resolving Non-Performing Loans]

(Unit: KRW trillion)

Classification		2023	2024	2025		Change
		4Q	40(A)	30(B)	40(C)	Same period last year (C&A)	QoQ (C-B)
Consolidated results		4.7	5.5	5.6	5.7	0.2	0.1
Form	Sale and transfer	3.3	3.3	3.4	4.1	0.8	0.7
	Normalization, etc. (Note 1)	1.4	2.3	2.2	1.6	(0.7)	(0.6)
Division	Corporate loans	3.4	4.3	3.9	4.3		0.4
	(SMEs)	2.9	3.7	3.6	4.0	0.3	0.4
	Household loans	1.2	1.1	1.5	1.3	0.2	(0.2)
	(Household credit)	0.8	0.7	0.8	0.8	0.1	—

Note 1) Credit normalization, disposal of collateral, conversion of investments, etc.

Source: Financial Supervisory Service (FSS) press release, “Status of Non-Performing Loans of Domestic Banks as of the End of December 2025” [Provisional] Mar. 25, 2026

As such, the domestic NPL market has shown significant growth due to the economic slowdown and the introduction of the International Financial Reporting Standards as described above, but the scale of this growth has been on the decline recently. However, given that the rise of delinquency ratios, the global stance of monetary tightening, and external uncertainties such as China and Israel are likely to continue for the time being, it is necessary to strengthen the management of bank asset quality. In the future, the domestic NPL market may change not only due to the domestic economic situation, but also due to the way domestic banks handle non-performing loans.

If a domestic economic recession continues for a prolonged period, domestic banks will use external sales methods to meet the asset quality indicators required by financial authorities within a short period of time; however, given the current expectation of a gradual economic recovery, the extent to which domestic banks adopt external sales methods as a means of disposing of non-performing loans is expected to determine the size of the NPL market. In the current situation where external sales account for approximately 20% of the disposal methods for non-performing loans by domestic banks, if domestic banks determine that they can efficiently sell non-performing loans through competition with external institutions rather than through their own management, the NPL market is expected to expand further than at the present, despite the outlook for an economic recovery.

However, if the economic recovery provides domestic banks with more leeway in their asset quality indicators in a situation where banks’ core profitability has weakened due to factors such as narrowing interest margins, the willingness to recognize losses early through sales may weaken. In this case, there is also a possibility that the contraction of the NPL market may accelerate. In addition, if the central bank’s aggressive interest rate hikes continue to be maintained in the future, the Company’s ability to raise funds may decrease, resulting in a decline in the performance of purchasing non-performing loans and a reduction in the scale of the business. There is a possibility that the Company’s profitability may deteriorate due to these uncontrollable economic variables.

Furthermore, in the NPL collection market to date, along with the growth of the market, Hana Asset Management, Hana F&I, Daishin F&I, Kiwoom F&I, and Woori Financial F&I, as the largest companies, account for 60 to 80 percent or more of the market share. As economic uncertainties have expanded due to the unstable PF market, inflation, geopolitical risks, etc., the NPL collection market is attracting high interest from investors, and competition is expected to become even more intense with the entry of various market players. As a result, the ratio of the purchase amount to the principal of non-performing loans may increase, which may negatively impact the Company’s profitability. Woori Financial F&I’s market share based on the scale of non-performing loan purchases stood at 18.2% in 2022, 12.8% in 2023, 9.8% in 2024, and 6.4% in 2025. The Company secured a high market share by actively purchasing non-performing loans from the year of its establishment; however, the investment scale of Woori Financial F&I temporarily decreased from the second half of 2024 in connection with the capital management plan of Woori Finance Holdings due to the pursuit of the acquisition of Tongyang Life Insurance and ABL Life. As the Company continues its conservative investment stance, the Company’s market share as of 2025 remains at 6.4%. Considering that four years have passed since the establishment of Woori Financial F&I, the Company still maintains a high level of market share; however, the solid competitive structure of competitors in the NPL market may have a significant impact on the Company’s business environment depending on market share, so investors are advised to take note of this point.

B. Risks arising from changes in regulatory frameworks

The financial sector is a key industry in the national economy and a highly regulated sector, and is therefore significantly influenced by regulatory oversight from financial authorities and government policies. Accordingly, the Wholly-Owning Parent Company and its subsidiaries are exposed to risks of fluctuations in profitability arising from changes in the economic environment and regulatory framework; investors are advised to consider not only the competitiveness of individual subsidiaries but also the broader external environment, including macroeconomic conditions and the regulatory landscape, when making investment decisions.

As the financial industry evolves, an increasing number of financial institutions are pursuing conversion to a holding company structure in order to meet financial consumers’ needs for integrated financial services, to achieve scale and diversification through expansion into other financial sectors, and to maximize synergies with affiliated financial companies in different business lines within the group. It is also reported that non-bank conglomerates are highly likely to establish financial holding companies by consolidating their affiliated financial institutions. The emergence and expansion of such new financial holding companies may lead to intensified competition in the financial industry.

In Korea, the banking and insurance sectors are reaching maturity and thus showing signs of growth limitations, while the securities and investment banking sectors are not sufficiently large to achieve economies of scale. Investors should note that the Wholly-Owning Parent Company is exposed to risks of profitability fluctuations arising from environmental and regulatory changes affecting its subsidiaries.

Major changes in the financial environment and regulatory framework in which the Company’s subsidiaries operate are as follows:

① Banking (Target Company: Woori Bank Co., Ltd.)

Banks, as financial intermediaries between suppliers and users of funds, enhance the efficiency of resource allocation through activities such as deposit-taking, lending, payment and settlement services, and asset management, and create added value by providing a wide range of financial services related to financial demand arising from increased production activities in other industries, and are therefore a key strategic industry. In addition, as a key industry that plays a vital role in the national economy, any disruption in its proper functioning may lead to serious nationwide consequences, including a foreign exchange crisis. Accordingly, the domestic banking industry constitutes a key strategic sector of the national economy and has historically received substantial government support to ensure financial system stability during banking crises.

Due to the high importance of this industry, it is subject to more extensive government regulation and protection than other industries, including the requirement that new entrants obtain authorization from the Financial Services Commission pursuant to the Banking Act. Accordingly, unlike general corporations, the industry emphasizes not only profitability but also its public interest function, and is subject to regulatory frameworks under various statutes, including, in addition to the KCC and the Banking Act, the Foreign Exchange Transactions Act, the Act on Structural Improvement of the Financial Industry, the Depositor Protection Act, and the Financial Investment Services and Capital Markets Act. Accordingly, profitability and growth potential are significantly influenced by such institutional and environmental factors.

Unlike in the past, the banking industry is now directly affected by changes in the global regulatory environment, making global regulatory developments as significant a factor as domestic regulatory changes. Since the 2008 global financial crisis, the regulatory environment of the global financial industry has undergone significant changes. In the post-crisis period, the global regulatory framework has been restructured under the leadership of the Basel Committee on Banking Supervision (BCBS), and in line with a gradual tightening of regulatory standards, capital regulations under Basel III were introduced in phases starting from December 2013, following Basel I and Basel II. Accordingly, while banking regulations are being strengthened globally under Basel III and related frameworks, supervisory regulations for domestic banks have also been tightened in line with these global trends. In December 2017, the Basel Committee recommended that member jurisdictions implement the “Basel III final reforms,” which revise the credit risk calculation methodology used in computing banks’ BIS capital adequacy ratios, by 2022. In line with these developments, regulatory requirements on banks’ capital and liquidity have been further strengthened, and additional measures such as leverage ratio requirements to curb excessive leverage and loan-to-deposit ratio regulations have also been introduced. In addition, various other regulatory measures have been implemented, including the introduction of the foreign exchange stabilization levy (a levy imposed on non-deposit foreign currency liabilities of financial institutions on a maturity-bucket basis to reduce volatility in capital inflows and outflows), and enhanced financial consumer protection regulations, thereby gradually increasing the compliance and regulatory costs borne by banks. Furthermore, major government policy directions also continue to act as factors affecting banks’ profitability.

1) Basel III

Capital regulations and various other regulations under Basel III have been fully implemented since 2019, and investors’ attention is required.

Category	Description
Capital Adequacy Regulation	The domestic financial authorities have fully completed the institutional framework for implementing the Basel III minimum regulatory capital ratios and the capital conservation buffer. In addition, beyond the capital adequacy ratios, the authorities have also completed the implementation of the countercyclical capital buffer and additional capital requirements for Domestic Systemically Important Banks (D-SIBs) as set out under Basel III.

•

 (Implementation Completed) Pillar 1: Common Equity Tier 1 ratio (4.5%), Tier 1 Capital ratio (6%), Total capital ratio (8%)

•

(Implementation Completed) Pillar 2: Introduction of ‘Capital Conservation Buffer’ (2.5%)

•

(Implementation Completed) Pillar Two: Additional capital requirements for D-SIBs (1.0%)

*   D–SIB : Domestic Systemically Important Bank

*   Applied from January 2016 (with phased accumulation over four years (25% per year))

•

 (Implementation Completed) Pillar 3: Additional disclosure requirements reflecting items not sufficiently covered under the Korea Federation of Banks’ “Unified Financial Business Disclosure Standards”

[BIS Capital Adequacy Ratio Regulation]

(Unit: %)

	Category	2016	2017	2018	2019	2020	2021	2022	2023	Prior to 1 May 2024	After May 1, 2024
	Minimum Regulatory CET1 Capital Ratio	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
	+) Capital Conservation Buffer	0.625	1.25	1.875	2.5	2.5	2.5	2.5	2.5	2.5	2.5
	+) D–SIB Banks	0.25	0.5	0.75	1.0	1.0	1.0	1.0	1.0	1.0	1.0
	+) Countercyclical capital buffer Buffer	0	0	0	0	0	0	0	0	0	1.0
	Minimum Tier 1 Capital Ratio	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0
	Minimum Regulatory Total Capital Ratio	8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0
	Minimum capital requirement for D-SIBs (Domestic Systemically Important Banks)
	CET1 Capital Ratio	5.375	6.25	7.125	8.0	8.0	8.0	8.0	8.0	8.0	9.0
	Tier 1 Capital Ratio	6.875	7.75	8.625	9.5	9.5	9.5	9.5	9.5	9.5	10.5
	Total Capital Ratio	8.875	9.75	10.625	11.5	11.5	11.5	11.5	11.5	11.5	12.5

Note 1) Countercyclical capital buffer: A buffer that may be imposed up to a maximum of 2.5% during periods of credit expansion (Staring from May 1, 2024, a 1% countercyclical capital buffer applied)

Note 2) Stress capital buffer: An additional capital requirement that may be imposed on a bank-specific basis depending on the results of stress tests (implementation deferred, with a maximum level of 2.5%).

Note 3) In the event of future changes related to the countercyclical capital buffer, stress capital buffer, or the re-designation of D-SIBs, the above ratios may be subject to change.

(Source: Restructured from a Financial Services Commission press release)

Bank holding companies are also subject to capital adequacy regulations under Basel III.

[Minimum Regulatory Capital Ratios for Bank Holding Companies under Basel III]

(as of 2019)	Basel I and II	Basel III
	BIS Capital	Common Equity Tier 1 Capital	Tier 1 Capital	Total Capital
Minimum regulatory capital ratio	8.0%	4.5%	6.0%	8.0%
Capital conservation buffer	0.0%	2.5% (Common Equity Tier 1 (CET1) capital)
Total	8.0%	7.0%	8.5%	10.5%
(Source: Financial Services Commission press release, September 11, 2013)

Basel Capital Adequacy Framework
Leverage Ratio Regulation

Leverage ratio regulation was introduced to complement the existing risk-based Basel capital framework, which was found to have limitations in underestimating risks during economic upturns, thereby potentially leading to excessive credit expansion. Many financial institutions tend to excessively increase leverage during economic booms, and then rapidly deleverage when a crisis occurs, thereby amplifying the downturn. Many financial institutions tend to excessively increase leverage during economic booms, and then rapidly deleverage when a crisis occurs, thereby amplifying the downturn. However, when an economic downturn occurs and asset prices decline, resulting losses are amplified by the high leverage accumulated during the boom period, underscoring the need for appropriate regulatory constraints. The minimum leverage ratio requirement is set at 3%, and it has been in effect since 2018.

Leverage ratio = Tier 1 Capital (Note 1) / Total exposure (Note 2) ≥ 3%

(Source: A Press Release from the Financial Supervisory Service (October 2017))

Note 1) Tier 1 Capital Capital stock + capital surplus + retained earnings + hybrid capital securities, etc.

Note 2) Total Exposure: On-balance-sheet exposures + off-balance-sheet exposures, etc.

If the 3% leverage ratio requirement is applied, banks are required to maintain total assets at no more than 33.3 times their Tier 1 Capital. This means that banks are unable to employ excessive leverage, which may adversely affect their profitability.

Introduction of Liquidity Regulatory Standards

To comply with the liquidity regulatory ratios introduced under Basel III (including the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR)), banks are expected to increase the proportion of their investments in relatively low-yielding assets, such as government and public bonds and high-quality corporate bonds, and to expand household deposits and long-term funding sources in order to secure stable funding. As a result, the likelihood of a decline in profitability in the short term has increased.

[Liquidity Coverage Ratio Regulation]

Liquidity Coverage Ratio (high-quality liquid assets / net cash outflows over the next one month) ≥ 100%

The Liquidity Coverage Ratio (LCR) requirement has been in effect since 2015. For commercial banks, the minimum LCR requirement was initially set at 80% in 2015 and was increased incrementally by 5 percentage points each year, reaching 100% as of January 1, 2019. For specialized banks, the minimum requirement was initially set at 60% in 2015 and was increased incrementally by 10 percentage points each year, reaching 100% as of January 1, 2019. The introduction of liquidity regulations is intended to enhance banks’ short-term resilience to liquidity risk and to strengthen the banking sector’s capacity to absorb shocks during periods of financial or economic stress, thereby helping to reduce the risk that disruptions in the financial sector will spread to the real economy. The Bank shall maintain an adequate level of high-quality liquid assets that can be easily and quickly converted into cash in the private market without any restrictions on disposal, so as to cover liquidity shortfalls under a 30-day liquidity stress scenario.

[Net Stable Funding Ratio (NSFR)]

NSFR = Available Stable Funding (Note 1) / Required Stable Funding (Note 2) ≥ 100%

Note 1) Available Stable Funding: The portion of liabilities and capital that is considered to be a stable source of funding, with a low likelihood of withdrawal within one year, even under stressed conditions.

Note 2) Required Stable Funding (RSF) The amount of funding required to be stably funded for a period of one year or longer among asset items.

The Net Stable Funding Ratio (NSFR) is a medium- to long-term liquidity ratio that requires banks to maintain stable long-term funding on the funding side relative to funding needs extending beyond one year, and banks are required to continuously maintain a ratio of 100% or higher beginning in 2018.

Loan Loss Reserves

The Financial Services Commission announced that, through amendments to the Regulation on Supervision of Banking Business, loan loss reserves of domestic banks would be recognized as Common Equity Tier 1 Capital beginning on December 20, 2016. The Financial Services Commission stated that, under the Basel III framework, retained earnings, including loan loss reserves, are in principle classified as Common Equity Tier 1 Capital, and that, in line with these international standards, the recognition of loan loss reserves of domestic banks as Common Equity Tier 1 Capital would alleviate excessive capital burdens and create a competitive environment equivalent to that of foreign banks. Accordingly, the amendment was implemented following legislative notice, review, and submission to and approval by the Financial Services Commission.

As loan loss reserves were recognized in full as Common Equity Tier 1 Capital, the CET1 Capital Ratio of domestic commercial banks increased. In particular, because loan loss reserves were recognized as Common Equity Tier 1 Capital, Tier 1 Capital ratios improved significantly, thereby substantially reducing the burden on banks at a time when the issuance of contingent capital securities (hybrid capital securities) was not proceeding smoothly.

However, the buffer role of loan loss reserves, which, together with loan loss allowances, had provided loss-absorbing capacity against non-performing loans, including substandard-and-below loans, since the adoption of IFRS, was weakened. Although loan loss allowances decreased under accounting standards in 2011 as a result of the adoption of IFRS, loan loss reserves within retained earnings were recognized as a source of loss-absorbing capacity for non-performing loans, and were therefore assessed as having maintained a level of loss-absorbing capacity equivalent to that provided by loan loss allowances prior to the adoption of IFRS. However, if loan loss reserves are recognized as Common Equity Tier 1 Capital as a result of the 2016 amendment to the supervisory regulations, loan loss reserves would no longer be consistent with the concept of provisions based on the proactive recognition of losses. Accordingly, it has become necessary to reconsider the ratio of provisions to substandard-and-below loans, which had previously been used as an indicator of asset quality.

The recognition of loan loss reserves as capital has resulted in a shift in their function from providing loss-absorbing capacity in the nature of provisions to providing capital buffers, and there has been no change in their capacity to absorb ultimate losses. In other words, this resulted from a change in the supervisory treatment of loan loss reserves rather than any change in the economic substance of banks. Accordingly, although the capital ratios of domestic banks increased, provision coverage declined, and there has been no change in banks’ ultimate risk-buffering capacity against non-performing loans. Therefore, considering the decline in loss-absorbing capacity from the perspective of asset quality, it is believed that there has been no change in the substantive creditworthiness of domestic banks despite improvements in capital adequacy indicators.

On January 26, 2023, the Financial Services Commission announced that, in response to economic conditions, it would introduce the authority to require the establishment of special loan loss reserves to strengthen banks’ loss-absorbing capacity and establish a review framework for expected loss forecasting models to enhance the soundness of the banking sector’s loan loss allowance provisioning models. The Financial Services Commission stated that, in light of the Financial Supervisory Service’s evaluation results regarding the adequacy of loan loss allowances and loan loss reserves, if it determines that loan loss allowances and loan loss reserves are insufficient relative to the losses expected to be incurred by banks in the future, it will require banks to make additional appropriations to loan loss reserves. Accordingly, the Regulation on Supervision of Banking Business was amended and became effective on November 21, 2023.

Special Loan Loss Reserves
Large Exposure Limit Regulations

The large exposure limit regulation requires domestic banks to manage exposures to each group of connected counterparties within 25% of BIS Tier 1 Capital. The Basel Committee originally planned to introduce this regulation beginning in January 2019. However, as implementation schedules were being delayed in major jurisdictions, Korea postponed the formal introduction of the regulation and instead conducted a pilot program through administrative guidance beginning on March 31, 2019, on a voluntary basis for domestic banks, excluding branches of foreign banks, internet-only banks, the Korea Development Bank, and the Export-Import Bank of Korea. On April 17, 2020, the financial authorities postponed the implementation of the large exposure limit regulation until after 2021 in accordance with financial regulatory flexibility measures, in order to alleviate banks’ burdens associated with establishing relevant systems and to contribute to creating an environment conducive to smooth corporate financing support. Subsequently, however, due to the economic crisis caused by COVID-19 and domestic and international uncertainties arising from the Russia–Ukraine situation, the financial authorities extended the period of administrative guidance relating to the large exposure limit regulation until the end of March 2024 in March 2022. Thereafter, with the objective of strengthening the regulatory framework applicable to banks and bank holding companies and enhancing the level of risk management, the financial authorities decided to introduce the Basel large exposure limit regulation in January 2024, and the amended Regulation on Supervision of Banking Business for such purpose has been in effect since February 1, 2024.

A counterparty group means a group connected through a control relationship (a relationship in which control is exercised, such as through ownership of more than 50% of the voting rights or the authority to appoint or dismiss directors, which is similar to the concept of a corporate group under the Monopoly Regulation and Fair Trade Act) or an economic interdependence relationship (a relationship in which the financial distress or risk of default of one entity may spread to another entity; provided that only exposures exceeding 5% of Tier 1 Capital are subject to this criterion).

Exposure is calculated by including credit extensions in the nature of funding support, such as loans, as well as financial instruments such as equity securities and bonds, and the guaranteed amount provided by guarantors.

Example) If a bank extends a loan of KRW 10 billion to borrower B secured by a guarantee covering 50% of the loan amount issued by guarantor A, an exposure of KRW 5 billion is recognized with respect to guarantor A and an exposure of KRW 5 billion is recognized with respect to borrower B.

Tier 1 Capital refers to BIS regulatory capital on a consolidated basis (under the Basel III framework).

[Comparison of the Single Borrower Credit Extension Limit Regulation and the Basel Large Exposure Limit Regulation]

	Classification	Single Borrower Credit Extension Limit	Basel Large Exposure Limit
	Regulatory Basis	Banking Act, etc.	Regulations on the Supervision of Banking Business, etc. (planned)
	Counterparty	Corporate group under the Monopoly Regulation and Fair Trade Act	Control relationship and economic interdependence relationship
	Scope of Regulation	Credit extension	Credit extensions, plus equity securities, third-party guarantees, etc.
	Limit	25% of Total Capital (Note 1)	25% of Tier 1 Capital (Note 2)

Note 1) Total Capital: Tier 1 Capital + Tier 2 Capital (including subordinated debt, etc.)

Note 2) Limit applicable to D-SIBs: 20% of Tier 1 Capital

(Source: Financial Services Commission’s Press Release (September 5, 2023)

2) Introduction of Creditor Loss Absorption (Bail-in)

The creditor bail-in regime requires that, in the recovery and resolution process of a distressed financial institution, the costs of loss absorption and capital recapitalization necessary for restoration and the maintenance of critical functions be borne first by shareholders and creditors in accordance with the order of loss absorption, prior to any government bailout involving taxpayer support. Under this regime, the resolution authorities of each jurisdiction are vested with the authority to order the write-down or conversion into equity of unsecured and unprotected claims before providing public funds or other support to a distressed financial institution, provided that the order of creditor repayment in liquidation, the principle of equal treatment of creditors of the same rank, and the principle that creditors should receive no less than they would receive in liquidation are observed. However, given that the scope of bail-in eligible liabilities and the order of loss absorption have been introduced differently across jurisdictions, uncertainty remains as to how the regime will be specifically implemented in Korea.

According to the disclosure of the Korea Peer Review Report by the Financial Stability Board (FSB) contained in a December 2017 press release issued by the Financial Services Commission, the report includes recommendations to timely introduce the FSB’s Key Attributes of Effective Resolution Regimes, including Recovery and Resolution Plans (RRP) and creditor bail-in, in order to strengthen preparedness for crisis situations, expand the roles of the Financial Services Commission and the Financial Supervisory Service with respect to the supervision of mutual financial institutions and strengthen supervision of central associations, and improve capital regulations applicable to savings banks and mutual financial institutions. Accordingly, it is understood that Korea has also been pursuing and discussing, in part, the introduction of Recovery and Resolution Plans (RRP), creditor bail-in, and the authority to impose a temporary stay on early termination rights.

In Korea, an amendment to the Act on the Structural Improvement of the Financial Industry was promulgated on December 29, 2020 (effective June 30, 2021). In addition, on February 19, 2021, the Financial Services Commission issued a legislative notice of a partial amendment to the Enforcement Decree of the Act on the Structural Improvement of the Financial Industry, introducing a recovery and resolution planning regime for systemically important financial institutions. Accordingly, financial institutions designated as systemically important financial institutions are required to prepare a self-recovery plan to restore their financial soundness in the event of a management crisis and submit such plan to the Financial Supervisory Service (within three months after designation). In addition, if a financial institution is determined to be a distressed financial institution or otherwise becomes subject to resolution proceedings, counterparties that have entered into contracts, including derivatives transactions, with such financial institution are permitted to terminate or suspend such transactions prior to the contractual maturity date. However, the exercise by counterparties of their rights to terminate or suspend transactions with a systemically important financial institution designated as a distressed financial institution may be stayed for up to two business days.

[Key Elements of the FSB Resolution Regime Recommendations]

Category	Key Elements
RRP (Recovery and Resolution Plan)	Recovery and Resolution Plans (RRPs) are to be prepared periodically for each SIFI in order to proactively prepare for the potential occurrence of systemic risk (effective June 30, 2021).
Temporary Stay	In order to prevent market disruption that may result from the cascading early termination of a SIFI’s derivatives contracts and other financial contracts upon the commencement of resolution proceedings, the termination or settlement of a SIFI’s qualified financial transactions prior to the contractual maturity date may be stayed for a specified period (effective June 30, 2021).
Creditor Bail-In	Introduction of a creditor bail-in regime to minimize the use of public funds (implementation date in Korea has not yet been determined).

Source: Financial Services Commission, NICE Credit Rating

For reference, the FSB’s peer review schedule has been delayed due to COVID-19, and the timing of the next peer review of Korea has not yet been determined. Recently, no separate press release regarding the introduction of a bail-in regime has been identified from the financial authorities. Although the creditor bail-in regime is not included in the Act on the Structural Improvement of the Financial Industry or its Enforcement Decree, it remains a highly significant regime because, if senior creditors were to become subject to bail-in in the future in accordance with FSB recommendations or international trends, this would imply a substantial weakening of the likelihood of government support currently reflected in the credit ratings of domestic banks. Accordingly, a downgrade in banks’ credit ratings could adversely affect their financial soundness, including by increasing banks’ funding costs as a result of higher borrowing rates.

[Key Components of Recovery and Resolution Plans (RRP)]

Category	Recovery Plan	Resolution Plan
Triggering Event	Financial distress situation (determined by the systemically important financial institution)	Situation in which self-recovery is no longer feasible (determined by the resolution authority)
Key Components

•

Critical functions and core business lines

•

Anticipated management crisis scenarios and assessment criteria

•

Measures and actions to overcome crisis situations

•

Plans for maintaining normal business operations during crisis situations

•

Critical functions and core business lines

•

Resolution strategies for orderly resolution

•

Measures to protect depositors and other stakeholders

•

Resolution impediments and measures to address such impediments

Source: Financial Services Commission, NICE Credit Rating

In August 2023, the financial authorities announced, through amendments to the Regulation on Supervision of Financial Holding Companies, their intention to introduce the Liquidity Coverage Ratio (LCR) requirement, which currently applies only to banks, to the eight bank holding companies as well. Under this plan, the holding company LCR will be included as a trigger indicator for Recovery and Resolution Plans (RRP) and will be established as one of the triggering conditions. The extension of the LCR requirement to bank holding companies is expected to serve the purpose of preventing liquidity crises at non-bank subsidiaries and preventing such crises from spreading into a broader financial system crisis.

[Preparation Process and Examples of Recovery and Resolution Plans]

Source: Financial Services Commission’s Press Release (June 23, 2022)

As of 2025, the Domestic Systemically Important Financial Institutions (D-SIFIs) were Woori Financial Group, Hana Financial Group, Shinhan Financial Group, KB Financial Group, NongHyup Financial Group, Woori Bank, Hana Bank, Shinhan Bank, Kookmin Bank, and NongHyup Bank. (The institutions designated for 2026 remain unchanged, and the evaluation, deliberation, and approval procedures for the Recovery and Resolution Plans and Resolution Plans of the ten institutions designated for 2026 are also planned to be carried out.)

The Recovery and Resolution Plans (RRPs) approved in April 2025 did not include full-scale creditor bail-in arrangements, as even where support by a bank holding company was contemplated, the scale of such support was limited relative to the bank holding company’s equity capital, and therefore did not require the bank holding company to absorb losses ahead of the senior creditors of the bank. As a result, the potential impact on the credit profiles of banks and bank holding companies is limited. However, even prior to the formal introduction of a bail-in regime, the gradual strengthening of RRP requirements may increase the structural subordination of bank holding companies and could have a negative impact on the creditworthiness of bank holding companies.

Recently, through the “Major Transition to Productive Finance” policy announced on September 19, 2025, the government indicated that it would pursue measures including the rationalization of capital regulations applicable to the banking and insurance sectors, adjustments to the risk weights (RW) applicable to equity exposures, and the expansion of policy fund operations. Among these measures, the government stated that improvements to risk-weighting requirements could increase banks’ investment capacity.

<Current Standards and Proposed Improvements Relating to Equity Risk Weights (RW)>

	Current	Proposed Improvements
250%	Equity securities held by a bank for the purpose of maintaining a long-term business relationship with a company, or equity securities acquired through debt-to-equity conversion for debt restructuring purposes,_ and listed equity securities.	In principle, all shares
400%	Unlisted equity securities held for trading purposes, venture capital investments, or speculative transactions in unlisted equity securities for capital gains

Unlisted equity securities held for short-term trading purposes (holding period of less than three years),

Venture capital (e.g., companies_with an operating history of less than five years), or speculative transactions in unlisted equity securities for capital gains

Source: Financial Services Commission’s Press Release (September 19, 2025)

<Policy Fund Eligibility Guidelines (Illustrative)>

① Programs intended to support a specific sector of the economy

→ Includes projects announced through government policies in addition to programs established by legislation.ms

② Provider of subsidies or investments

→ Includes subsidies or investments provided by local governments and policy financial institutions, in addition to the central government.

③ Extent of subsidies or investments

→ Satisfied where pari passu investments account for at least 20% of the total fund or subordinated investments account for at least 7.4% of the total fund.

④ Government supervision and restrictions

→ Subject to supervision by financial authorities and policy financial institutions, and restrictions relating to the size and type of investee companies, ownership interests, and geographical location, among other matters.

Source: Financial Services Commission’s Press Release (September 19, 2025)

If these policies are implemented, banks and insurance companies may increase the proportion of their investments in capital market instruments, such as equities and funds, departing from their traditional conservative asset management practices. At the same time, however, volatility in net income may increase as a result of changes in risk profiles and capital costs. In addition, as regulatory changes are implemented and investments in risk assets expand, there is a possibility that profitability may temporarily weaken in the short term. Accordingly, investors should carefully consider these risks.

As discussed above, government and financial regulatory policies and regulations, including the risk of weakened profitability resulting from the liquidity regulatory ratios introduced under Basel III and the need to establish asset composition and funding structures in response to loan-to-deposit ratio regulations, may adversely affect banks’ profitability. Accordingly, investors are advised to carefully consider the regulations of the government and financial supervisory authorities.

② Life Insurance Industry (Target Companies: Wholly-Owned Subsidiary (Tongyang Life Insurance Co., Ltd.) and ABL Life Insurance Co., Ltd.)

The Wholly-Owning Parent Company acquired a 75.34% equity interest in the wholly-owned subsidiary and a 100% equity interest in ABL Life Insurance Co., Ltd., and incorporated each company as a subsidiary on July 1, 2025. Due to the public-interest nature of insurance, the insurance industry is subject to a high degree of government regulation. Accordingly, changes in laws, regulations, and government policies may affect the business activities of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd., which are subsidiaries of the Wholly-Owning Parent Company.

As a regulated industry, the insurance sector has been subject to continuous regulatory reforms by the financial supervisory authorities aimed at strengthening the financial soundness of insurance companies and advancing the supervisory framework. The financial authorities introduced (May 1999) a European-style (EU) solvency regime for the purpose of systematically quantifying the uncertainties inherent in insurance companies and requiring them to maintain capital commensurate with such risks. Subsequently, the authorities introduced (May 2009) the Risk-Based Capital (RBC) system, a risk-sensitive financial soundness supervisory framework, and the RBC system became fully mandatory beginning in April 2011.

Thereafter, on June 30, 2020, the financial authorities improved the RBC system to enhance the financial soundness of insurance companies through amendments to the Detailed Regulations for the Supervision of Insurance Business. In response to the adoption of IFRS 17, the Financial Supervisory Service reflected coinsurance arrangements and interest rate derivatives used for hedging purposes in the calculation of RBC interest rate risk so that insurance companies could proactively prepare for structural improvements in insurance liabilities and interest rate risk management. In addition, to enhance insurers’ risk management capabilities, the Financial Supervisory Service improved the RBC solvency regime by establishing detailed standards for the application of internal models to measure the interest rate sensitivity of insurance liabilities and by lowering the risk factor applicable to the Securities Market Stabilization Fund, among other measures.

In addition, in January 2023, the New Solvency Regime (K-ICS) was implemented, introducing a framework under which insurance liabilities are measured at fair value and stress scenarios are assessed.

[History of Insurance Company Solvency Regimes]

Period	Relevant Regulations	Key Features
June 1994	Regulations on the Solvency of Life Insurance Companies	Required insurers to maintain a solvency margin of at least KRW 10 billion as of the end of each fiscal year
February 1988	Introduction of the EU-Style Solvency Regime	Establishment of a specified percentage of policy reserves and risk insurance benefits
November 4, 2011	Introduction of the Risk-Based Capital (RBC) regime (parallel with the EU system in 2009–2010)	Measured capital requirements using a factor-based approach for each risk category (insurance, interest rate, market, credit, and operational risks).
January 2023	Implementation of the Market-Consistent Solvency Regime (K-ICS)	Introduced fair value measurement of insurance liabilities and a stress-scenario-based measurement approach.

1) Adoption of International Financial Reporting Standard (IFRS 17)

Whereas IFRS 4 permitted the use of existing insurance accounting practices in each jurisdiction, IFRS 17 does not recognize such existing insurance accounting practices. On March 30, 2015, the Financial Services Commission announced measures to facilitate the smooth implementation of IFRS 17, the principal feature of which was the expansion and reorganization of the IFRS 17 Implementation Task Force. On January 25, 2017, according to the insurance industry and the Korea Accounting Standards Board, members of the International Accounting Standards Board (IASB) confirmed that the new international accounting standard, IFRS 17, would be issued in May 2017. Subsequently, on May 18, 2017, the IASB finalized IFRS 17 and officially announced that IFRS 4, the existing international accounting standard applicable to insurance contracts, would remain in effect through 2020 and would be replaced by IFRS 17 beginning in 2021. It is understood that the IFRS 17 standard does not materially differ from the changes that had previously been communicated by the Korea Accounting Standards Board and the media. In November 2018, the IASB decided to postpone the implementation date by one year, from 2021 to 2022, in consideration of the need for certain amendments to the standard. Thereafter, the Basel Committee on Banking Supervision (BCBS) further extended the final implementation date of the Basel III regulatory framework by an additional year, to 2023, to enable banks and supervisory authorities to respond effectively to COVID-19, and the standard is currently in effect.

The adoption of IFRS 17 resulted in (i) the introduction of fair value measurement of insurance liabilities, (ii) changes in the method of recognizing insurance revenue, and (iii) changes in the presentation of accounting profits. As a result, life insurance companies may experience significantly increased volatility in their financial soundness and earnings structures, which may adversely affect their financial condition and profitability, and they may be required to undertake various capital enhancement measures (including the issuance of capital securities, retention of surplus, asset disposals, and capital increases). Accordingly, in addition to the strengthening of capital adequacy regulations by the supervisory authorities, changes in accounting standards resulting from the adoption of IFRS 17 may adversely affect the financial condition and profitability of insurance companies.

i) Introduction of Fair Value Measurement of Insurance Liabilities

Insurance contract liabilities are measured at fair value rather than historical cost. IFRS 17 requires insurance liabilities to be divided into the amount required for an insurer to fulfill its contractual obligations (FV: Fulfilment Value) and expected future profits (CSM: Contractual Service Margin). The amount required to fulfill contractual obligations is further divided into the Best Estimate of Liabilities (BEL) corresponding to expected losses and the Risk Adjustment (RA) reflecting the opportunity cost of capital held to absorb losses exceeding expectations. The reason the best estimate of liabilities and the risk adjustment are combined and treated as the fulfilment value is that insurance companies must be able to pay policyholders at any time not only for expected losses but also for claims arising from losses in excess of expectations. The Risk Adjustment (RA) represents the opportunity cost of holding available capital corresponding to such excess losses beyond expectations, and the portion of the Risk Adjustment (RA) released from risk is recognized as profit in the statement of income during each reporting period.

ii) Changes in the Method of Recognizing Insurance Revenue

Insurance companies previously recognized the entire premium received from policyholders as revenue at the time the premium was received, without distinguishing among savings components, protection components, and expense components. Following the adoption of IFRS 17, however, insurance revenue is recognized when services are provided, and the savings-related portion is not recognized as insurance revenue. In the past, profits tended to be recognized more heavily during the early stages of the insurance coverage period and less heavily during later stages; however, profits are now recognized more evenly throughout the entire coverage period.

iii) Changes in the Presentation of Profits

Prior to the adoption of IFRS 17, it was difficult to identify information regarding the sources of revenues and expenses. Currently, however, income derived from an insurance company’s insurance operations is disclosed separately as insurance profit, while income derived from asset investment activities is disclosed separately as investment profit. As a result, users of financial statements are able to understand more clearly the earnings structure of insurance companies through disclosed financial statements.

As insurance liabilities are measured at fair value rather than historical cost under IFRS 17, the implementation of IFRS 17 may increase insurers’ capital burden and adversely affect their financial condition and profitability due to increased volatility in financial soundness and earnings structures. Following the strengthening of RBC and financial soundness assessment standards described above, the adoption of IFRS 17 may, over the long term, adversely affect the financial condition and profitability of life insurance companies. Investors should carefully consider the regulatory environment surrounding the insurance industry.

2) Strengthening of Risk Management Standards

The RBC system is designed to require insurance companies to maintain net assets in excess of policy reserves so that they can continue to meet their obligations to pay insurance benefits to policyholders even when unexpected losses occur. The system evaluates capital adequacy through the calculation of (i) Available Capital and (ii) Required Capital. Available Capital is a risk buffer that enables an insurance company to absorb unexpected losses and maintain its ability to meet payment obligations, and corresponds to the solvency margin amount under the current system (including capital stock, capital surplus, retained earnings, and similar items). Required Capital refers to the amount of capital calculated by measuring the level of market, credit, interest rate, insurance, and operational risks inherent in an insurance company.

[Calculation Methodology and Utilization of the RBC Ratio]

(Source: Financial Supervisory Service’s press release)

Among these, Required Capital is measured as the maximum expected loss that may occur over a specified period (typically one year) at a specified confidence level. Increasing the confidence level means that a greater amount of capital is required for the same level of risk. As part of measures to strengthen financial soundness, the financial authorities increased the confidence level applicable to the interest rate risk held by insurance companies (from 95% to 99%) at the end of 2014. As Required Capital increased as a result, the RBC ratios of insurance companies declined (for the insurance industry as a whole, from 305.7% to 292.3% between September 2014 and December 2014; for life insurance companies, from 325.2% to 310.4%; and for non-life insurance companies, from 268.5% to 256.3%). In addition, pursuant to the Comprehensive Roadmap for Financial Soundness, the confidence level applicable to insurance companies’ credit risk was gradually increased from 95% to 99% between the end of 2015 and the end of 2016. As a result, the amount of Required Capital increased, and insurance companies implemented additional capital enhancement measures to improve their RBC ratios.

In May 2017, the Detailed Regulations for the Supervision of Insurance Business were amended to improve the RBC ratio framework, including by extending liability duration and revising the methodology for calculating the minimum guarantee risk amount for variable insurance products. These changes were intended to address the fact that the existing RBC framework limited the maturity of insurance contracts to 20 years when calculating interest rate risk, whereas IFRS 17 does not impose a maturity limitation, and to enable a more precise reflection of the risks borne by insurance companies in providing minimum guarantees under variable insurance products in response to changes in economic conditions, such as declines in stock prices.

Thereafter, in June 2020, the financial authorities announced measures to improve the RBC framework in order to enhance the financial soundness of insurance companies. In response to the adoption of IFRS 17, the Financial Supervisory Service reflected coinsurance arrangements and interest rate derivatives used for hedging purposes in the calculation of RBC interest rate risk so that insurance companies could proactively prepare for structural improvements in insurance liabilities and interest rate risk management. In addition, to enhance insurers’ risk management capabilities, the Financial Supervisory Service improved the insurance company solvency regime (RBC) (through amendments to the Detailed Regulations for the Supervision of Insurance Business, effective June 30, 2020) by establishing detailed standards for the application of internal models to measure the interest rate sensitivity of insurance liabilities and by lowering the risk factor applicable to the Securities Market Stabilization Fund.

3) Implementation of the Consolidated RBC Framework

In August 2013, the financial authorities announced a plan to implement a consolidated RBC framework under which the risks of subsidiaries would be reflected in the RBC ratio, taking into consideration regulations of the International Association of Insurance Supervisors (IAIS) and overseas practices. Under this framework, when calculating an insurance company’s RBC ratio, the assets, liabilities and capital of its subsidiaries are reflected so that the capital and risk exposure of the entire insurance group are taken into account. Accordingly, insurance companies that hold multiple subsidiaries or whose subsidiaries have significant risk exposure (Required Capital) may experience a relatively greater decline in their RBC ratios. Following a pilot operation period, the consolidated RBC framework was fully implemented beginning in October 2016. In addition, on April 15, 2018, the Financial Services Commission held a meeting to prepare, among other matters, an initial proposal for the introduction of the New Solvency Regime applicable to insurance companies.

4) Introduction of the New Solvency Regime (K-ICS)

Together with the adoption of IFRS 17, the New Solvency Regime (K-ICS) is a capital framework designed to enable application under IFRS 17 by measuring the assets and liabilities of insurance companies entirely at fair value and by providing a more sophisticated assessment of risks and financial soundness. Upon the implementation of IFRS 17, the historical cost-based RBC framework has limitations in precisely measuring capital volatility arising from changes in economic conditions and various risks. Accordingly, the financial authorities and the insurance industry have been promoting the introduction of a fair value-based New Solvency Regime in order to maintain consistency with the fair value measurement of insurance liabilities and to ensure alignment with international capital regulations. Through the calculation of Available Capital and Required Capital in a manner that reflects economic substance, the New Solvency Regime is expected to improve the quality of insurers’ capital and strengthen risk management, while enhancing consistency with international standards, including market value-based international insurance capital regulations, and improving the credibility of the domestic insurance industry. The K-ICS framework was introduced simultaneously with IFRS 17 in January 2023.

[Comparison of the Risk-Based Capital (RBC) Framework and the New Solvency Regime (K-ICS)]

Category		Risk-Based Capital (RBC) Framework	New Solvency Regime (K-ICS)
Available Capital	Asset Valuation	Fair value measurement and historical cost measurement* *Including loans and held-to-maturity securities*	Full fair value measurement
	Liability Valuation	Historical cost measurement (supplemented by the Liability Adequacy Test (LAT))
Required Capital	Risk Categories	① Insurance Risk ② Interest Rate risk ③ Market Risk ④ Credit Risk ⑤ Operational Risk	① Life and long-term non-life insurance risk ② General non-Life insurance risk ③ Market risk (including interest rate risk) ④ Credit Risk ⑤ Operational Risk
	Risk Measurement Method	Risk Factor Approach (Risk Factor × Risk Exposure)	Primarily a stress-scenario approach (the risk factor approach is applied to ②, ④ and ⑤, for which the cash flow approach is not material)
	Confidence Level	99%	99.5%
Solvency Standard		Solvency Ratio (= Available Capital / Required Capital) ≥ 100%

(Source: Financial Supervisory Service Press Release)

[Key Improvements under the New Solvency Regime (K-ICS)]

① Establishment of a Prudential Supervisory Balance Sheet for Calculating the Solvency Ratio

☐ A separate prudential supervisory balance sheet has been established for purposes of the New Solvency Regime.

* Both assets and liabilities are measured at fair value in preparing the prudential supervisory balance sheet, and the solvency margin amount and the required solvency margin are calculated based on such balance sheet.

– A basis has been established for measuring both assets and liabilities entirely at fair value so that the supervisory framework may better reflect the actual risks of insurance companies and improve consistency with international standards and supervisory objectives.

② Revision of the Standards for Calculating the Solvency Margin Amount

☐ Principle-based standards have been established under which net assets (assets less liabilities) reflected on the prudential supervisory balance sheet are classified as Core Capital or Supplementary Capital according to their loss-absorbing capacity.

– For Supplementary Capital, which has certain limitations on its loss-absorbing capacity, the recognition limit has been set at 50% of the Required Solvency Margin.

* Under the previous RBC framework, Supplementary Capital was recognized up to the amount of (Core Capital - Deductions).

③ Revision of the Standards for Calculating the Required Solvency Margin

☐ In order to improve consistency with international standards, longevity risk, lapse risk, expense risk, catastrophe risk, and asset concentration risk have been added as newly measured risk categories.

– To enable more sophisticated risk measurement, a stress scenario approach has been introduced under which risk is measured based on the amount by which net assets decrease when shocks are applied to future cash flows.

* However, for risks for which volatility in future cash flows is not significant (general non-life insurance risk, credit risk, and operational risk), the risk factor approach used under the previous RBC framework has been retained.

④ Introduction of Transitional Measures

☐ (Key Features) The effects of reductions in the solvency margin amount resulting from increases in insurance liabilities due to fair value measurement and increases in risk capital resulting from newly added risks or strengthened measurement standards are not recognized immediately, but rather are recognized gradually over a transitional period (up to 10 years).

☐ (Deferral of Prompt Corrective Action): If an insurer’s RBC ratio exceeds 100% at the time of implementation of the new regime, supervisory actions may be deferred (for up to five years), even if its K-ICS solvency ratio falls below 100% after applying the transitional measures.

☐ (Measures to Prevent Abuse of Transitional Measures) For insurers applying the transitional measures, measures have been introduced including disclosure requirements regarding the application of such transitional measures and a cap on management assessment ratings.

*The rating for the capital adequacy category is limited to no higher than Grade 3 out of a five-grade scale ranging from Grade 1 (highest) to Grade 5 (lowest).

Category	RBC Framework	K-ICS Framework (New Solvency Regime)
Valuation	Certain assets and liabilities measured at historical cost	All assets and liabilities measured at fair value
Solvency Margin Amount	Primarily based on capital items reflected in the financial statements, such as capital stock and retained earnings	Calculated from fair value-based net assets (assets less liabilities), with deductions from or additions to such amount based on the degree of loss-absorbing capacity
Required Solvency Margin	99% confidence level Required Capital calculated using a risk factor approach

99.5% confidence level

Calculation of required capital (reduction in net assets following shock) using the shock scenario approach

* For certain risks (general non-life insurance, credit risk, and operational risk), the risk factor approach is applied.

Five major risks (Insurance, interest rate, market, credit, and operational risks)

(1) Five major risks: life insurance/long-term insurance, general non-life insurance, market, credit, and operational risks

– Insurance risk is divided into life insurance/long-term insurance risk and general non-life insurance risk, and interest rate risk is included within market risk.

(2) Introduction of five new sub-risk categories – Within insurance risk: longevity risk, lapse risk, expense risk, and catastrophe risk – Within market risk: asset concentration risk
Solvency Standard	Solvency Ratio (= Solvency Margin Amount / Required Solvency Margin) ≥ 100%

(Source: Financial Supervisory Service Press Release (September 27, 2022)

Currently, following the adoption of IFRS 17, the financial authorities, through the Insurance Reform Conference, have revised the lapse rate assumptions applicable to no-lapse and low-lapse insurance products and have presented a standardized regression model so that insurance companies may not arbitrarily determine lapse rate assumptions. It has been analyzed that the application of the model presented by the financial authorities will result in lower lapse rate assumptions and an increase in insurance contract liabilities relating to no-lapse and low-lapse insurance products. This may affect the solvency ratios of insurance companies in Korea, and investors should take note of this risk.

In addition, as the new accounting and capital regimes (IFRS 17 and K-ICS) have entered a stable implementation phase, the Financial Services Commission announced the “Measures to Enhance Capital Regulations in the Insurance Industry” on March 12, 2025, which include a reassessment of the appropriateness of capital regulations originally established under the previous regimes (IFRS 4 and RBC).

[Key Improvements under the Measures to Enhance Capital Regulations in the Insurance Industry]

(Source: Financial Supervisory Service Press Release, “Plan for Advanced Capital Regulation in the Insurance Sector” (March 12, 2025))

In addition, through the “Major Transition to Productive Finance” policy announced on September 19, 2025, the government recently indicated that, with respect to the insurance industry, it intends to promote institutional reforms aimed at rationalizing the methodologies used to measure market risk capital and other risk components that have been assessed in an excessively conservative manner since the implementation of IFRS 17 and K-ICS, rationalizing asset management regulations, and supporting long-term asset management based on asset-liability management (ALM). In particular, the government intends to alleviate the issue of excessive risk calculations currently applied to unlisted equity securities that receive support through borrowable funds and policy programs and to expand insurance companies’ participation in productive finance by introducing an asset-liability matching adjustment framework. The financial authorities further stated that they intend to announce additional measures to improve capital regulations applicable to the insurance industry and to review further reform initiatives. Investors should therefore continue to closely monitor these policy developments.

<Direction of Proposed Regulatory Reforms for the Insurance Industry (Summary)>

Key Features

☐ K-ICS 1) requires insurance companies to maintain Available Capital at a level equal to or greater than 100% of losses (Required Capital) in the event of unexpected crises or losses.

k–ics

1) K–ICS(Korean–Insurance Capital Standard): Introduced based on the Insurance Capital Standard (ICS), an international standard.

2) Insurance benefits expected to be payable to policyholders within a reasonably foreseeable range have already been established as liabilities (policy reserves).

☐ In light of the significant impact that the risk factors applicable to investments in equities and funds have on K-ICS in calculating market risk capital, a component of Required Capital, the methodology will be improved in a reasonable manner.

* Measured using a stress-scenario approach to assess risks arising from fluctuations in interest rates, stock prices, exchange rates and similar factors.

☐ To enable productive sectors to serve as long-term investment alternatives from the perspective of enhancing asset-liability management (ALM), investment structures will be further specified and support will be provided for the application of a cash flow matching adjustment.

* Where the cash flows of assets and liabilities are similar, the asset spread is added to the discount rate used to value liabilities (thereby reducing liabilities).

Source: Financial Services Commission Press Release (September 19, 2025)

These measures are expected to improve the quality of insurance companies’ capital, alleviate excessive funding burdens, enhance consistency with international standards and regulatory frameworks, improve the usability of capital, and expand the capacity for tax payments and dividend distributions. Such changes and enhancements to capital regulatory frameworks are expected to continue to be closely monitored. Changes in these regulatory regimes may affect the financial condition and profitability of the subsidiaries of the wholly-owned parent company. Accordingly, investors are advised to carefully consider the potential impact of such regulatory developments.

③ Credit Card Business (Target Company: Woori Card Co., Ltd.)

The Korean credit card industry is subject to a high degree of government regulation, and merchant fees, which constitute a key source of revenue, are directly regulated by the government pursuant to applicable laws and regulations. Pursuant to Article 18-3(1) of the Specialized Credit Financial Business Act, merchant fees are adjusted every six years beginning after December 2024, and eligible costs are recalculated every three years in consideration of domestic and international economic conditions, as well as the business and operating conditions of small merchants, self-employed business owners and credit card companies. New preferential merchant fee rates have been applied to small and medium-sized credit card merchants since February 14, 2025. As of August 14, 2025, 3.068 million small and medium-sized credit card merchants were subject to such preferential fee rates, representing 95.7% of all 3.205 million credit card merchants. Given that merchant fees account for approximately one-half of the operating revenue of credit card companies, a decline in the profitability of the credit card industry is considered unavoidable.

[Credit Card and Debit Card Preferential Fee Rates and Applicable Scope]

Annual Sales Band		Preferential Fee Rates (Credit)				Preferential Fee Rates (Debit)
		Current	Amended	Decrease		Current	Amended	Decrease
Micro-sized	Not more than KRW 300 million	0.50%	0.40%	Δ0.10	%p	0.25%	0.15%	Δ0.10	%p
Small and medium-sized	KRW 300 million ~ 500 million	1.10%	1.00%	Δ0.10	%p	0.85%	0.75%	Δ0.10	%p
	500M~1B	1.25%	1.15%	Δ0.10	%p	1.00%	0.90%	Δ0.10	%p
	KRW 1 billion ~ KRW 3 billion	1.50%	1.45%	Δ0.05	%p	1.25%	1.15%	Δ0.10	%p

Source: Financial Services Commission Press Release_August 13, 2025

To manage household debt, which constitutes a substantial burden on the Korean economy, the supervisory authorities have implemented extensive regulatory measures with respect to the credit card industry. In March 2011, the supervisory authorities announced the “Measures to Strengthen Soundness of the Credit Card Market,” followed by the “Special Measures to Prevent Excessive Expansion Competition among Credit Card Companies” in June 2011, and the “Comprehensive Measures for Structural Reform of the Credit Card Market” in December 2011. These measures were designed to restrain household debt growth, prevent excessive expansion competition among credit card companies, and enhance financial soundness. Accordingly, regulatory frameworks were introduced across the credit card industry, including limits on asset growth, new card issuance, and marketing cost growth rates, as well as leverage regulations. In addition, measures to strengthen risk management of card assets were introduced, including higher provisioning requirements for card loans, expansion of credit information sharing among multi-card users, and promotion of debit card usage.

Furthermore, amendments to the Credit Business Act and the Enforcement Decree of the Interest Limitation Act reduced the statutory maximum interest rate from 27.9% to 24.0% in February 2018, and further to 20.0% from July 2021. As a result, interest income from card loans, revolving credit (installment credit services), and delinquency interest may decrease.

In response to the reduction of the statutory maximum interest rate, Woori Card is focusing on diversifying its revenue structure and optimizing its loan portfolio. In addition to existing card loans and revolving credit, Woori Card launched credit loans for individual business owners to expand assets and secure profits targeting new customers, thereby diversifying its revenue structure. Furthermore, Woori Card enhanced the profitability of its financial asset portfolio by increasing the proportion of long-term card loans (card loan), a product with high profitability and relatively low risk, within its loan assets. As a result, as of April 2026, the asset size of credit loans for individual business owners and long-term card loans (card loan) reached approximately KRW 4.8 trillion, representing a 65% increase in assets compared to the time of the statutory maximum interest rate reduction. In addition, Woori Card expanded its business scope to the installment financing business (auto installment, leasing, rent, etc.) beyond its existing card finance business and secured additional revenue sources through the launch of new corporate loan products.

Furthermore, as a result of prioritizing efforts to enhance financial soundness, as of December 2025, Woori Card’s allowance for bad debts balance was KRW 1.0194 trillion (including loan loss reserves) (as of March 2026, the allowance for bad debts balance was KRW 1.09 trillion), representing a coverage ratio of 104% against the required reserves, thereby maintaining a sufficient level of allowance for bad debts relative to the size of overdue receivables. The leverage ratio also strictly complies with the regulatory standards (8 times) required by supervisory authorities through proactive management activities such as preemptive monitoring and sales adjustments based on balance forecasts. However, while these series of activities to satisfy soundness regulations are highly preemptive in nature to prevent the risks that may occur to credit card companies and are effective in controlling the expansion of credit card companies’ risks, there remains a possibility that negative effects may occur in terms of profitability.

These regulatory measures are preventive in nature, aimed at mitigating potential risks in advance and effectively limiting risk expansion in the credit card industry. However, given the systemic importance of the credit card industry and the policy objective of household debt management, the sustained tightening of regulatory policies is expected to continue over the long term, which may adversely affect the profitability outlook of the industry, and investors are advised to take this into consideration.

④ Specialized Credit Finance Business (Target Company: Woori Financial Capital Co., Ltd.)

The specialized credit finance business sector was established in January 1998 through the enforcement of the Specialized Credit Finance Business Act, which integrated four existing businesses: credit card business, installment financing business, facility leasing business, and new technology finance business. Unlike deposit-taking financial institutions, it raises funds primarily through debt issuance and engages mainly in credit extension activities. Except for the credit card business, market entry and exit have been liberalized from an approval regime to a registration regime, allowing entities to enter the market freely upon satisfying major shareholder and capital requirements, resulting in a highly competitive industry.

Specialized credit finance companies are subject to regulation by financial authorities under the Specialized Credit Finance Business Act and the Supervisory Regulations on Specialized Credit Finance Business, and are exposed to regulatory risks similar to most other financial industries. In the short term, regulatory changes, such as adjustments to loan loss provision requirements, may affect profitability, while in the medium to long term, such regulations may materially affect business operations and financial structures.

In particular, following the global financial crisis, rapid asset growth in the industry, driven mainly by automobile finance and household lending, led to the introduction of various regulatory measures, including a leverage cap limiting total assets to 10 times equity capital and strengthened loan loss provisioning requirements for household debt. In July 2014, regulations were introduced to limit household lending to 20% of total assets (or 10% for companies with assets exceeding KRW 2 trillion). In addition, the amended Specialized Credit Finance Business Act promulgated on March 9, 2016 and effective from September 30, 2016 limits the shareholding of major shareholders of specialized credit finance companies to within 150% of their equity capital.

The Enforcement Decree of the Specialized Credit Finance Business Act, effective August 22, 2018, emphasizes responsible lending practices of specialized credit finance companies. The revision was intended to rationalize lending regulations and encourage a shift from high-interest household loans toward mid-rate and productive lending. Specialized credit finance companies are required to maintain household loans within 30% of total assets. Previously, loans to loan business operators were classified as corporate loans and were not subject to exposure limits; however, under the revised decree, such loans are now included in the regulatory exposure limit. In addition, mid-rate loans are included in the exposure calculation at 80% of their loan amount.

Furthermore, the industry is subject to leverage regulation under Article 48 of the Specialized Credit Finance Business Act, which restricts asset expansion-oriented management by limiting total assets to a multiple of equity capital (10 times or more, and 8 times from 2025 onward), as well as strengthened personal information protection regulations. In July 2014, asset composition rules were also revised to limit household lending to 20% of total assets (or 10% for companies with assets exceeding KRW 2 trillion), along with restrictions on transactions with major shareholders. Amid such regulatory tightening, penetration of other financial sectors (banks, savings banks, and loan companies) into the specialized credit finance market has increased, and as corporate lending remains sluggish, many capital finance companies have shifted their focus toward retail finance, intensifying competition within the industry.

Specialized credit finance companies are significantly affected by supervisory policies of financial regulators, and key laws and regulations governing the industry are as follows.

Principal Statutes and Supervisory Regulations	Key Elements
The Specialized Credit Finance Business Act, the Enforcement Decree thereof, the Enforcement Rules thereof, the Supervisory Regulations on Specialized Credit Finance Business, the Enforcement Rules thereof, etc.

(a) Total asset limit relative to equity capital: 10 times the equity capital

(b) Investment limit in real estate for business use: within 100% of equity capital

(c) Credit exposure limit to affiliated companies: within 100% of equity capital

(d) Adjusted Equity Capital Ratio: 7% or more

(e) Korean won liquidity ratio: 100% or more

(f) Holding limit for shares issued by affiliates: 150% of equity capital

(Note 1) Adjusted Total Assets: Total assets less cash, short-term deposits without collateral agreements, government and public bonds with remaining maturities of less than three months, and other deductible items.

(Note 2) Adjusted Equity Capital: The amount equal to the sum of Tier 1 Capital and Tier 2 Capital (up to the amount of Tier 1 Capital), less deduction items

(Note 3) The scope of total assets, deductible items, Tier 1 Capital, and Tier 2 Capital is determined in accordance with the standards prescribed by the Governor of the Financial Supervisory Service.

(Source: Financial Supervisory Regulations Information System)

According to a Financial Supervisory Service press release issued in February 2021, the financial authorities announced measures to strengthen liquidity management of specialized credit finance companies. It was noted that, in the event of insolvency, liquidity stress in specialized credit finance companies could spread to other financial institutions holding related bonds (such as specialized credit finance bonds), thereby amplifying systemic risk. In particular, in the event of unpredictable economic shocks such as the COVID-19 pandemic, specialized credit finance companies may act as a transmission channel of financial system risk. It was also pointed out that liquidity issues in specialized credit finance companies could lead to a reduction in funding supply to low- and mid-credit borrowers, thereby negatively affecting private consumption and corporate capital investment, and ultimately the real economy. Accordingly, the financial authorities introduced the “Best Practice Guidelines for Liquidity Risk Management of Specialized Credit Finance Companies,” which have been adopted as industry guidelines by the Credit Finance Association and have been in effect since April 2021. Key provisions are summarized in the table below.

<Key Contents of the Best Practice Guidelines for Liquidity Risk Management>

(1) Scope of Application Specialized credit finance companies issuing corporate bonds and companies with total assets of KRW 100 billion or more.

(2) Liquidity Risk Management System (The roles of the Board of Directors and management are specified)

– (Board of Directors) Overall responsibility for establishing and operating the liquidity risk management framework, including approval of liquidity risk management strategies.

– (Management) Establishes liquidity risk management procedures and detailed standards, monitors liquidity risk developments, and regularly reports such status to the Board of Directors.

(3) Liquidity Risk Management Indicators

– (Key Indicators) Corporate bond maturity profile, immediately available liquidity ratio (liquid assets / liabilities maturing within one month), and short-term funding ratio (liabilities with issuance maturity within one year / total borrowings), etc.

– (Early warning indicators) Credit rating downgrades, sharp widening of credit spreads, significant liquidity outflows arising from guarantees, and concentration in specific asset or liability segments, etc.

(4) Identification, Measurement, and Management of Liquidity Risk

– (Stress testing) The Company shall design and conduct stress testing scenarios reflecting its business characteristics and vulnerabilities, and periodically review the appropriateness of such scenarios.

– (Contingency funding plan) The Company shall establish and implement contingency funding plans, including measures such as scaling down operations with high cash outflows in situations where normal funding sources become unavailable.

Note) The best practice guidelines are subject to a sunset provision (2 years), and their content will be reviewed based on implementation results and subsequently supplemented and institutionalized through supervisory regulations or enforcement rules.

In addition, the scope of disclosure requirements for specialized credit finance companies has been expanded to a level comparable to that of the banking sector, including the inclusion of qualitative indicators. Liquidity monitoring frameworks have been restructured by analyzing COVID-19 cases, including the removal of quantitative indicators deemed to have limited effectiveness and the introduction of more relevant indicators. Furthermore, leverage limits for non-card specialized credit finance companies are planned to be gradually reduced. These measures represent a comprehensive set of initiatives to strengthen liquidity risk management in the specialized credit finance industry.

<Disclosure on Liquidity Risk (Banks / Specialized Credit Finance Industry)>

Category	Banks	Specialized Credit Finance Companies
Disclosure

Status of Liquidity Risk Management

▶ (Qualitative disclosure) Description of risk limits, liquidity risk management framework, funding source and maturity diversification policy, liquidity risk mitigation techniques, use of stress testing, and contingency funding plans.

▶ (Quantitative disclosure) Description of liquidity measurement tools and indicators developed by the bank, concentration limits on funding sources, and liquidity gap analysis by maturity bucket and account item.

Liquidity Risk Management Status Þ (Proposed improvement) Expansion of disclosure items to include both qualitative and quantitative elements, similar to the banking sector.
	Regulatory Compliance Status ▶ (LCR violations and future compliance plans * Including details of agreements with the supervisory authority.	Regulatory Compliance Status Þ (Improvement Plan) Violations of KRW liquidity ratio and future compliance plans.

(Source: Financial Supervisory Service Press Release)

In August 2021, the Financial Services Commission announced a proposed amendment to the regulations regarding the recognition of loan loss allowances for committed credit lines and payment guarantees in the secondary financial sector, including specialized credit finance companies. Previously, there was no regulatory basis requiring specialized credit finance companies to recognize loan loss allowances for undrawn portions of committed credit facilities. Accordingly, to strengthen the risk management framework and improve regulatory consistency, a regulatory basis has been established for recognizing loan loss allowances for undrawn portions of committed credit facilities in the secondary financial sector, which were previously not subject to such provisioning requirements.

[Provisioning for Undrawn Commitments in the Secondary Financial Sector]

Category			Current	(Proposed) Improvement

Specialized credit finance companies	Non-card	Committed credit facilities (Working capital loans, inventory financing loans, etc)	X	¡ (‘22) 20% → (‘23) 40%

(Source: Financial Services Commission press release)

In addition, while specialized credit finance companies were previously required to recognize loan loss allowances for payment guarantees related to real estate project financing (PF), there was no corresponding regulatory requirement for other types of payment guarantees. However, a legislative notice is currently underway to amend the relevant regulations to require the recognition of loan loss allowances for payment guarantees other than real estate PF exposures as well. Accordingly, following completion of the amendment within 2021 and scheduled implementation from July 2022, it is anticipated that the loan loss allowances will be expanded and will have an impact on the profitability of specialized credit finance companies.

[Provisioning for Payment Guarantees in the Secondary Financial Sector]

Category		Current	(Proposed) Improvement

Specialized credit finance companies	Real Estate PF	¡	(same as left)
	Real Estate PF, etc. (Payment Guarantees, etc. in Relation to Subsidiaries)	X	¡

(Source: Financial Services Commission press release)

As described above, the specialized credit finance business is subject to various regulatory frameworks and supervisory requirements. Given the significance of the specialized credit finance industry in the national economy and its associated risk profile, it is expected that the supervisory authorities will maintain a tightening regulatory stance. Changes or adjustments to relevant laws and supervisory standards may have an impact on the overall operating results and financial condition of the specialized credit finance industry. Accordingly, investors are advised to take this into consideration.

[Installment Financing Origination by Year]

(Unit: KRW 100 million)

Category	Durable goods				Housing	Machinery	Others	Grand Total
	Automobile	Home Appliances	Others	Total
2004	81,780	1,143	3,310	86,233	112	4,427	1,034	91,806
2005	88,700	822	2,379	91,901	129	5,898	166	98,094
2006	81,529	600	2,860	84,989	3,416	6,829	13	95,246
2007	81,670	376	2,080	89,126	4,952	8,097	44	102,219
2008	103,660	219	2,278	106,157	3,598	6,235	441	116,431
2009	61,564	96	813	62,473	3,207	3,893	257	69,830
2010	92,018	180	1,028	93,226	3,780	6,903	623	104,532
2011	92,154	193	1,569	93,916	9,176	6,190	896	110,178
2012	89,193	971	1,528	91,692	4,196	6,295	1,325	103,508
2013	103,431	1,346	2,398	107,175	4,643	5,072	1,212	118,102
2014	118,319	391	2,850	121,560	2,781	4,835	1,930	131,106
2015	136,197	512	4,212	140,921	704	4,502	2,517	148,644
2016	158,862	410	4,337	163,609	1,005	4,225	4,208	173,046
2017	185,361	250	4,682	190,293	3,086	2,823	4,824	201,026
2018	195,768	248	3,441	199,457	2,844	3,136	5,394	210,830
2019	210,951	248	3,397	214,596	1,866	2,530	4,265	223,257
2020	220,891	258	3,135	224,284	961	2,351	4,329	231,925
2021	208,540	235	2,455	211,230	–	3,079	3,521	217,830
2022	229,612	223	2,077	231,911	–	3,798	3,795	239,504
2023	238,335	210	2,165	240,710	–	3,976	3,026	247,712
2024	240,231	159	2,160	242,550	–	4,454	3,025	250,029
Q3 2025	193,646	90	829	194,564	–	3,032	3,048	200,644

Note) Installment financing origination figures represent cumulative amounts from the beginning of the relevant year through the end of the reporting quarter.

Source: The Credit Finance Association of Korea, Credit Finance No. 84 (March 2026)

Installment financing, among specialized credit finance businesses, refers to a financial arrangement in which a consumer purchases goods such as automobiles, household appliances, and other durable consumer goods, and an installment finance company provides purchase funds to the consumer under an agreement with the seller. The consumer then repays the principal and interest to the installment finance company in installments. Installment financing is distinguished from general secured lending in that it is based on a purchase arrangement under a contractual relationship between the installment finance company and the seller. The domestic installment financing market is highly dependent on automobile financing, which accounted for approximately 97% of total origination volume as of the third quarter of 2025. This is attributable to the robust sales growth of automobile manufacturers following the foreign exchange crisis and the increased proportion of new vehicle purchases financed through installment plans.

The domestic automobile market is already considered to have reached a mature stage, and accordingly, it is difficult to expect significant growth. Furthermore, as the economic growth rate has slowed since the 2000s, high growth in demand for new vehicles cannot be expected. Furthermore, improvements in vehicle durability driven by technological advancement among domestic automakers have led to longer replacement cycles compared to the past. In particular, following the global financial crisis that began in the third quarter of 2008, the real economy contracted, and this was clearly reflected in installment financing performance data.

According to data published by the Credit Finance Association of Korea, automobile installment financing performance in 2009, immediately following the U.S.-originated credit crisis, amounted to KRW 6.1564 trillion, representing a decline of approximately 40% compared to 2008 and demonstrating vulnerability to economic fluctuations; consequently, installment finance companies undertook efforts to develop new markets, including targeting the used vehicle installment financing market, which resulted in sustained growth from 2012 onward, reaching KRW 22.0891 trillion in 2020; however, in 2021, as the prospect of economic recession due to the coronavirus materialized, the market declined by 5.59% year-over-year to KRW 20.8540 trillion, followed by an increase of approximately 10.1% to KRW 22.9612 trillion by the end of 2022. At the end of 2023, the auto installment finance business likewise recorded a modest increase to KRW 23.833.5 trillion, and as of 2024, the auto installment finance performance rose slightly year-over-year to KRW 24.0231 trillion. As of the third quarter of 2025, the market recorded KRW 19.3646 trillion. However, given that installment financing performance is closely linked to market size and growth conditions, the overall profitability of the industry may be affected, and investors are advised to take this into consideration.

The installment and leasing markets have relatively low barriers to entry, resulting in intensified competition. In addition, due to changing perceptions of asset ownership, future growth in the domestic automobile market is expected to be limited, and competition in the automobile finance sector is also intensifying. Specialized credit finance companies are actively seeking new business opportunities beyond automobile financing, including personal finance and corporate finance, while also responding to the expansion of non-face-to-face sales channels and intensifying digital finance competition.

Specialized credit finance companies such as leasing companies, installment finance companies, and new technology finance companies, which do not have deposit-taking functions, rely almost entirely on external funding sources. Accordingly, during periods of global financial market stress, such as a financial crisis, liquidity risks may arise due to rising funding costs and tighter access to capital markets. The increase in funding costs may, in turn, lead to a decline in profitability.

Meanwhile, on April 29, 2024, the Financial Services Commission announced a proposed amendment to the Supervisory Regulations on Specialized Credit Finance Business aimed at diversifying funding sources of specialized credit finance companies. Previously, such companies were only permitted to issue securities backed by receivables arising from their core businesses, such as installment financing and leasing. However, following the amendment to the Enforcement Decree of the Specialized Credit Finance Business Act and related supervisory regulations, asset-backed securitization (ABS) based on rental assets has been newly permitted. The expansion of funding channels is expected to facilitate funding activities of specialized credit finance companies and enhance their ability to respond to volatility in financial markets.

However, continued growth in household debt, a high proportion of variable-rate household loans, increasing indebtedness among low-income borrowers, and the deepening of multiple debt relationships are identified as key risk factors that may exacerbate household debt issues in the future. In particular, household debt in the low-income financial segment is increasing rapidly, and given the relatively weak credit profiles of borrowers, the probability of default is higher compared to other financial sectors. As this segment also accounts for a significant portion of total household debt, deterioration in loan quality may have adverse effects across the installment and leasing industry as a whole.

⑤ Financial Investment (Securities) Business and Short-Term Finance Business (Target Company: Woori Investment Securities Co., Ltd.)

While the NCR improvement measures and leverage ratio regulations introduced in 2016 may relatively expand the investment capacity of financial investment companies, there is also the possibility that such measures may impose constraints on their business activities. Accordingly, investors are advised to fully understand the implications of these regulatory changes and their potential impact on the financial investment industry prior to making investment decisions.

The Net Capital Ratio (NCR) is a measure of whether a securities firm holds sufficient liquid assets to enable orderly self-liquidation without materially affecting the financial system, even in the event of financial distress, in accordance with the principles of the International Organization of Securities Commissions (IOSCO). NCR quantifies the ability of securities firms to absorb potential losses from their asset holdings.

In the financial investment industry, the NCR system introduced in April 1997 has been widely used as a comprehensive regulatory capital standard, serving as a basis for prompt corrective action by supervisory authorities, stock exchange membership eligibility, and evaluation criteria for government bond primary dealer status. However, the legacy NCR framework calculated ratios on a standalone entity basis and deducted investments in subsidiaries in full from regulatory capital regardless of the risk profile of such subsidiaries, thereby limiting the accurate assessment of subsidiary-related risk exposure.

Accordingly, as part of the detailed implementation plan under the “Measures to Enhance Capital Market Dynamism” announced in December 2013, the Financial Services Commission introduced the NCR improvement framework (“NCR Improvement Plan”). The NCR Improvement Plan was piloted in 2015 for securities firms with equity capital of KRW 1 trillion or more and was fully implemented in 2016. The key features of the NCR Improvement Measures are summarized in the table below.

[Key Features of the NCR Improvement Plan]

Proposed Improvements	Key Features
Change in NCR Calculation Method	The NCR calculation method was revised to the ratio of (Operating Net Capital – Total Risk Amount) / Required Maintenance Capital.
Introduction of Consolidated NCR	A consolidated NCR framework was introduced, applying NCR on a consolidated basis to all securities firms with subsidiaries.
Scope of Recognition of Net Capital for Business Operations and Adjustment of Risk Values

1. Credit extensions and other loans granted within one year, as well as loans related to mergers and acquisitions (M&A) or initial public offerings (IPO), shall be reflected as credit risk

2. A deposit and a deposit account with a remaining maturity of more than one year shall be recognized as net working capital.

3. Receivables arising from proprietary on-exchange trading shall be assigned a risk value of ‘0’, identical to the treatment of brokered trading.

(Source: Press Release of the Financial Services Commission and the Financial Supervisory Service (April 8, 2014)

The new NCR calculation framework is designed to improve capital allocation efficiency by increasing operating net capital surplus or reducing required maintenance capital. As a result, the importance of operating scale and equity capital size has increased. For small and medium-sized firms with limited operating net capital surplus, the framework increases the capital burden for non-core businesses, effectively encouraging the return of certain licenses and ultimately promoting greater business specialization.

Under the NCR Improvement Plan, the calculation method has been changed from the previous formula of (Operating Net Capital / Total Risk Amount × 100) to a new structure defined as:( Operating Net Capital – Total Risk Amount) / 70% of statutory required capital for each licensed business unit. Under the revised framework, large financial investment firms are expected to benefit from expanded investment capacity, enabling more active business operations. In contrast, small and medium-sized firms may face constraints in their business activities. This is because, for financial investment firms above a certain size, the denominator, i.e., statutory required capital, is effectively fixed.

[Statutory Required Capital by Financial Investment Business License]

(Unit: KRW 100 million)

Item	Category	Statutory Required Capital	70% of required capital
Investment dealing	Securities	500	350
Investment dealing	Debt Securities	200	140
Investment dealing	Government, Municipal, and Special Bonds	75	53
Investment dealing	Equity Securities	250	175
Investment dealing	Collective Investment Securities	50	35
Investment dealing	Exchange-Traded Derivatives	100	70
Investment dealing	Over-the-Counter Derivatives	900	630
Brokerage	Securities	30	21
Brokerage	Debt Securities	10	7
Brokerage	Equity Securities	10	7
Brokerage	Collective Investment Securities	10	7
Brokerage	Exchange-Traded Derivatives	20	14
Brokerage	Over-the-Counter derivatives	100	70
Trust Business	Trust Assets	250	175

(Source: Enforcement Decree of the Financial Investment Services and Capital Markets Act – Licensing Business Units and Minimum Capital Requirements)

[Net Capital Ratio of Major Securities Firms]

(Unit: (KRW million)

Company Name	End of 2025				End of 2024	End of 2023	End of 2022	End of 2021	End of 2020
	Operating Net Capital	Total Risk Amount	Required Maintenance Capital	Net Capital Ratio	Net Capital Ratio	Net Capital Ratio	Net Capital Ratio	Net Capital Ratio	Net Capital Ratio
KB Securities	5,140,181	3,184,286	135,625	1,442%	1,654%	1,582%	1,415%	1,422%	1,474%
Mirae Asset Securities	11,244,586	6,607,141	134,925	3,437%	2,858%	2,142%	1,871%	2,133%	1,987%
NH Investment & Securities	8,217,634	5,253,160	130,725	2,268%	1,549%	2,037%	1,852%	2,077%	1,226%
Hankook Securities	10,967,246	6,986,078	135,625	2,935%	2,521%	2,106%	2,038%	2,366%	1,830%
Samsung Securities	6,141,439	3,402,668	130,725	2,095%	1,479%	1,358%	1,441%	1,208%	1,516%
Average	8,342,217	5,086,667	133,525	2,435%	2,012%	1,845%	1,723%	1,841%	1,607%

Note: Net Capital Ratio (%) = (Operating Net Capital – Total Risk Amount) / Required Maintenance Capital × 100

(Source: Financial Supervisory Service Financial Statistics System)

Meanwhile, in October 2014, along with the reform plan for the Net Capital Ratio (NCR) system for securities firms, the Financial Services Commission approved amendments to the Regulations on Financial Investment Business and the Regulations on Issuance and Disclosure of Securities, as follow-up measures to previously announced initiatives, including financial regulatory reform measures. Accordingly, with the full implementation of the revised NCR framework in 2016, a leverage ratio was introduced as a prompt corrective action (PCA) trigger, thereby strengthening supervisory oversight of securities firms with weak financial performance and limited financial soundness. 1) Companies that have recorded losses in their net income for two consecutive years and maintain a leverage ratio of 900% or more, or companies with a leverage ratio of 1,100% or more, shall receive a recommendation for management improvement; 2) Companies that have recorded losses in their net income for two consecutive years and maintain a leverage ratio of 1,000% or more, or companies with a leverage ratio of 1,300% or more, shall be subject to a demand for management improvement.

[Prompt Corrective Action by the Financial Supervisory Service Regarding Leverage Ratio]

Leverage Ratio	Prompt corrective action
1) Net loss for two consecutive fiscal years and leverage ratio exceeds 900% 2) Leverage ratio exceeds 1,100%	Management improvement recommendation
1) Net loss for two consecutive fiscal years and leverage ratio exceeds 1,100% 2) Leverage ratio exceeds 1,100%	Management improvement requirement

Source: Regulations on Financial Investment Business

Note 1) Where the aggregate net loss incurred over the two most recent fiscal years is less than 5% of equity capital as of the end of the third most recent fiscal year (the specific calculation method to be determined by the Governor of the Financial Supervisory Service), the entity may be excluded from prompt corrective action even if the leverage ratio thresholds described above are not met.

In a low interest rate environment, investors were drawn to equity-linked securities (ELS) and repurchase agreements (RPs) issued by financial investment companies, leading to a steady increase in leverage ratios, which rose to 680.35% at the end of 2019 and 692.36% at the end of 2020. However, starting in the second half of 2021, major economies including the United States and Korea shifted toward monetary tightening and began raising benchmark interest rates. As a result, the leverage ratio declined slightly to 619.22% at the end of 2022. In 2023, as monetary tightening eased, the leverage ratio increased again, reaching 646.40% at the end of 2023, 656.40% at the end of 2024, and 693.74% at the end of 2025. Going forward, if the leverage ratio continues to increase, adjustments in the issuance and distribution of debt-like products may be required, which could lead to fluctuations in business capacity and profitability.

[Leverage Ratio Trend – Securities Industry]

(Unit: KRW million)

Item	End of 2025	End of 2024	End of 2023	End of 2022	End of 2021	End of 2020
Total assets	701,758,797	594,875,105	544,668,373	491,674,126	487,105,822	463,693,580
Equity Capital	101,156,065	90,627,198	84,261,756	79,402,251	76,617,031	66,972,805
Leverage Ratio	693.74	656.40%	646.40%	619.22%	635.77%	692.36%

Note 1) Leverage Ratio: Adjusted total assets / equity capital × 100

Note 2) Based on the aggregate of domestic securities firms and foreign bank branches in Korea

(Source: Financial Supervisory Service Financial Statistics System)

As described above, pursuant to the NCR Improvement Plan and leverage ratio regulations, large financial investment companies are expected to benefit from increased investment capacity, thereby establishing a foundation for more active business operations in investment banking (IB), principal investment (PI), and overseas businesses. However, although the revision of the NCR calculation method expands investment capacity, revenue expansion may remain limited if appropriate investment opportunities are not secured. In particular, as most securities firms, including large players, are currently implementing cost reduction and workforce restructuring measures to address industry downturn conditions, it may be difficult to increase personnel and establish systems for corporate lending and prime brokerage businesses. As a result, there is a possibility that the expanded investment capacity may not be fully utilized in the short term. In addition, the revised NCR framework is expected to affect securities firms’ investment strategies, risk profiles, profitability structures, and funding structures. Accordingly, investors are advised to carefully consider the potential impact of the NCR framework on the securities industry.

Contingent liabilities such as guarantees provided by financial investment companies increased rapidly from approximately KRW 24.2 trillion at the end of 2015 to approximately KRW 40.7 trillion as of September 2021, showing a steep increase relative to capital buffers. As of the end of 2025, contingent liabilities of financial investment companies are estimated at approximately KRW 50.2 trillion. In particular, while liquidity support arrangements such as purchase commitment agreements have remained relatively stagnant since 2013, other forms of guarantees that expose securities firms to both credit exposure and liquidity support obligations have increased significantly. The rapid increase in contingent liabilities of financial investment companies can be attributed to factors such as diversification of credit exposure providers, relaxation of NCR regulations on unfunded guarantees, and regulatory changes related to long-term commercial paper issuance.

Prior to the global financial crisis, the primary providers of credit support in domestic real estate project financing (PF) were banks and construction companies. Traditionally, project financing (PF) is a financing technique in which funding is raised based on the project’s own business viability and assets as collateral. However, in Korea, due to the relatively low creditworthiness of project developers, it has been common practice to require credit enhancement in the form of guarantees (including joint and several guarantees) or debt assumption by construction companies (contractors). Following the financial crisis, however, banks reduced their exposure to such guarantees in response to strengthened Basel III regulations, while construction companies also sought to reduce contingent liabilities. As a result, demand for credit support provided by securities firms increased. This shift led to an improvement in investor preference for securitized instruments, as their repayment ability became linked to securities firms with relatively stronger credit profiles compared to construction companies. However, compared to the previous model in which securities firms provided only liquidity support, their exposure to contingent liabilities has increased significantly.

In December 2019, the government announced new regulatory measures aimed at curbing the rapid growth of real estate PF guarantees by securities firms and normalizing previously relaxed regulations relative to other financial sectors. The regulation effectively removed preferential treatment previously granted to securities firms with capital of KRW 3 trillion or more, aligning them with general regulatory standards and increasing constraints in terms of lending limits, NCR requirements, and leverage ratios. It also abolished special provisions previously applied to PF-related guarantees and apartment-related exposures. Since 2016, IB revenue in the securities industry has grown primarily through M&A advisory, consulting, and guarantee-related businesses, with real estate-related guarantees playing a central role. Accordingly, the regulation inevitably led to a contraction in PF exposure across all securities firms’ IB operations. While PF-related credit and liquidity risks have been significantly contained, securities firms with high dependence on real estate PF have experienced negative impacts on their business activities due to the introduction of these regulatory measures.

In addition, in the past, when calculating the NCR, the amount of payment guarantees was deducted directly from operating net capital. However, since 2012, this approach was revised so that credit risk is measured differentially based on the creditworthiness of the counterparty. Among the regulatory measures announced in December 2019, the NCR-related changes are as follows: (1) for real estate PF guarantees, the risk weight applied to guarantee exposures was increased from 12% to 18% in the calculation of credit risk; and (2) for securities firms with capital of KRW 3 trillion or more, PF loan exposures, which had previously been subject to an 18% risk weight in credit risk calculations, were changed to be fully deducted from operating net capital (while the previous treatment remained unchanged for general securities firms).

In addition, the requirement to submit securities registration statements for long-term commercial paper (CP) issuance contributed to an increase in contingent liabilities due to a rise in refinancing structures. Since May 2013, long-term CP with maturities exceeding one year has been subject to mandatory securities registration statement filing. As a result, the issuance of long-term asset-backed commercial paper (ABCP) became more difficult, leading to increased demand for liquidity support from financial investment companies to manage refinancing risk.

[Contingent Liabilities of Domestic Securities Firms – Trends]

(Unit: KRW million, %)

Category	End of 2025	End of 2024	End of 2023	End of 2022	End of 2021	End of 2020	End of 2019	End of 2018	End of 2017
Total Contingent Liabilities (A)	50,233,256	42,727,627	39,131,551	39,638,235	42,600,231	39,929,093	46,231,254	38,196,916	27,952,158
Payment Guarantee	888,792	756,204	701,994	509,403	507,124	467,140	504,030	289,845	133,621
Purchase Commitment (ABCP, etc.)	2,663,237	2,478,235	2,765,077	2,376,485	3,788,641	5,061,197	6,551,488	6,888,291	7,688,249
Debt Assumption Agreements	—	100,828	—	—	—	—	—	—	—
Purchase Commitments	44,874,305	37,587,439	34,114,289	35,288,747	36,547,483	33,035,709	37,091,927	29,123,111	19,951,711
Others	1,806,920	1,804,920	1,550,190	1,463,599	1,756,983	1,365,048	2,083,808	1,895,669	178,577
Equity Capital (B)	99,479,611	89,137,956	82,437,188	77,308,686	74,601,826	65,178,766	59,228,950	53,952,072	49,645,669
Contingent liabilities to equity capital ratio (A/B)	50.05%	47.93%	47.47%	51.27%	57.10%	61.26%	78.06%	70.80%	56.30%

Note 1) Based on the aggregate of domestic securities firms

(Source: Financial Statistics Information System of the Financial Supervisory Service, based on the most recently published figures)

As of the end of 2025, contingent liabilities of domestic financial investment companies amounted to approximately KRW 50.2 trillion, representing 50.05% of equity capital. Contingent liabilities exceeded KRW 45 trillion in 2019. In 2020, the total declined to approximately KRW 38.8 trillion due to the impact of the COVID-19 pandemic. However, starting in 2021, the figure rebounded sharply, reaching KRW 42.6 trillion at the end of 2021, driven by increased liquidity in the market. In 2022, the figure declined to KRW 39.6 trillion due to market instability in the second half of the year, and further decreased slightly to KRW 39.1 trillion in 2023 amid a prolonged high-interest-rate environment. However, contingent liabilities increased again to KRW 42.7 trillion at the end of 2024, and rose significantly to approximately KRW 50.2 trillion at the end of 2025.

In particular, purchase commitments, which provide credit support in the event of default of asset-backed securities, amounted to approximately KRW 44.9 trillion as of the end of 2025, accounting for approximately 89.3% of total contingent liabilities of securities firms. In the event of delinquency in PF loans or failure to recover loan principal, securities firms are required to purchase the related securitized instruments, thereby assuming potential losses. While government regulations on real estate PF have continued to be strengthened, housing supply concentration in certain regions has also led to price declines, increasing the likelihood of contingent liabilities materializing compared to the past. Furthermore, given that relatively high-risk credit exposure instruments account for a significant portion of contingent liabilities, there is a possibility that the realization of such liabilities could have a direct adverse impact on the asset quality of financial investment companies.

Recently, the securities industry’s exposure to real estate project financing (PF) has been on an increasing trend, and the potential downturn in the real estate market due to a prolonged low-growth environment may act as a latent risk factor for the realization of contingent liabilities. In the event that contingent liabilities are realized, large financial investment companies are expected to be able to manage such risks to a certain extent through their strong funding capacity and surplus capital. However, small and medium-sized securities firms with relatively weaker capital bases may face greater exposure to such risks, and this may have adverse implications for the securities industry as a whole. In addition, new real estate policy measures may give rise to risks arising from reassessment of project viability in existing developments, and depending on the pace of policy implementation, unexpected market shocks may occur. Accordingly, investors are advised to take these possibilities into consideration when making investment decisions.

Meanwhile, in a financial environment where inter-industry restrictions previously limited cross-sector operations, integrated financial businesses that were the only institutions permitted to engage in multiple financial activities have faced increasing competition due to the expansion of business areas of banks, securities firms, and other financial institutions. With the implementation of the Financial Investment Services and Capital Markets Act on February 4, 2009, the former Merchant Banks Act and the Act on Business of Operating Indirect Investment and Assets were consolidated into the current FSCMA. Such expansion of business boundaries across financial sectors has intensified competition for new business opportunities, which may lead to margin compression and declining profitability.

Merchant banking companies are subject to various regulations, including the Financial Investment Services and Capital Markets Act, the Foreign Exchange Transactions Act, the Specialized Credit Finance Business Act, the Depositor Protection Act, and the External Audit of Stock Companies Act. During the process in which Woori Investment & Securities Co., Ltd. was established through the merger of Woori Investment Bank Co., Ltd. and Woori Foss Securities Co., Ltd., the company obtained approval for a license of short-term finance, which was traditionally part of merchant banking business, for a period of 10 years. Investors are advised to take note of this matter.

⑦ Savings Bank Business (Target Company: Woori Financial Savings Bank Co., Ltd.)

In the case of Woori Financial Savings Bank Co., Ltd., which operates a savings bank business, the company is required to maintain capital adequacy ratios under financial regulations, with a minimum BIS capital adequacy ratio of 8.0%. As of the end of 2025, Woori Financial Savings Bank maintained a BIS capital adequacy ratio of 16.74%, thereby significantly exceeding the regulatory minimum requirement and demonstrating sound capital adequacy.

[Capital Adequacy Trend of Woori Financial Savings Bank]

(Unit: KRW million, %)

Category	End of 2025	End of 2024	End of 2023	End of 2022	End of 2021	End of 2020
Equity Capital (A)	236,347	228,150	200,266	237,319	231,699	114,265
Risk-Weighted Assets (B)	1,411,985	1,393,846	1,516,427	1,313,860	1,078,928	852,562
BIS Capital Adequacy Ratio (A/B)	16.74	16.37	13.21	18.06	21.47	13.40

Note 1) BIS (Bank for International Settlements) capital adequacy ratio = Equity capital / Risk-weighted assets × 100

Note 2) The most recent data as of the day before the filing date (end of 2025) utilized.

Source: Financial Statistics Information System of the Financial Supervisory Service

In March 2017, the Financial Services Commission announced measures to strengthen prudential management in the secondary financial sector to ensure that the growth of household lending in savings banks does not become a future risk factor. As part of these measures, the implementation timeline for additional loan loss provisions on high-risk loans with interest rates of 20% or higher was accelerated by more than six months to June 2017, and the provisioning rate was significantly increased. As a result, savings banks were estimated to have recognized approximately KRW 90 billion in additional loan loss provisions at the time of the 2017 interim financial statements, with large savings banks focused on retail credit loans experiencing a particularly heavy provisioning burden. Going forward, high-interest loans exceeding 20% are expected to continue to impose significant credit cost pressure. Accordingly, savings banks are encouraged to shift away from high-risk lending to low-credit borrowers and instead expand mid-rate lending to higher-quality borrowers. Furthermore, strengthened provisioning requirements are expected to be phased in continuously, further reinforcing prudential regulatory standards.

On January 22, 2018, under the “Financial Sector Capital Regulation Reform Plan for Productive Finance,” the risk weights applied to high-risk mortgage loans in the savings bank sector (LTV exceeding 60% or principal repayment ratio below 10% under maturity/deferral extensions) were increased to levels comparable to the banking sector (e.g., 70%). In addition, amendments were introduced to rationalize asset classification standards to prevent abrupt contraction in SME lending amid strengthened provisioning requirements. These regulatory changes are expected to reduce the BIS capital adequacy ratio of Woori Financial Savings Bank, a subsidiary of the Wholly-Owning Parent Company. Accordingly, there is a risk that the subsidiary may fail to meet regulatory capital adequacy requirements, and investors are advised to take this into consideration.

Meanwhile, in order to address excessive household debt, the “comprehensive household debt management plan” announced on October 24, 2017 introduced phased implementation of credit underwriting guidelines across all financial sectors. The guidelines were implemented in the savings bank sector on October 31, 2018. Under these guidelines, the Debt Service Ratio (DSR) was introduced on a pilot basis to assess borrowers’ total repayment capacity across all household and business loans, and has been used as a key monitoring indicator since the first half of 2019. As regulations governing loan underwriting become more stringent, it is anticipated that credit extension by savings banks will be constrained.

On October 15, 2019, under the amended Enforcement Decree of the Mutual Savings Banks Act , a loan-to-deposit ratio regulation was introduced as part of prudential requirements. The ratio was set at a maximum of 100% in principle, with phased implementation allowing 110% in 2020 and 100% in 2021. Such loan-to-deposit ratio regulations on savings banks may impede the business operations of savings banks.

On September 14, 2020, the financial authorities announced amendments to the Mutual Savings Bank Supervision Regulations. The principal provisions include strengthening the criteria for establishing loan loss provisions for real estate project financing loans and enhancing internal controls to ensure that standards for additional loan loss reserves are established in advance and applied consistently. In addition, to strengthen the crisis response capabilities of savings banks, the requirement to conduct internal crisis scenario analysis has been made mandatory. It also includes provisions to enhance the use of management soundness evaluations in the prudential supervision of savings banks by allowing such evaluations to be conducted when necessary during partial examinations. Given that savings banks are characterized by a high proportion of vulnerable borrowers, concerns have existed regarding potential deterioration in soundness should the COVID-19 pandemic be prolonged. In August 2021, the financial authorities announced a proposed amendment to the regulations concerning loan loss provisioning for committed credit facilities and payment guarantees in the secondary financial sector, including specialized credit finance companies, in order to enhance the preemptive loss-absorption capacity and strengthen internal soundness management of savings banks. Under the previous regulatory framework, there was no sufficient basis for recognizing loan loss allowances for the undrawn portions of committed credit facilities. Accordingly, the financial authorities introduced an improved framework establishing a regulatory basis for provisioning against undrawn exposures under committed credit facilities in the secondary financial sector, with the objectives of strengthening risk management systems and improving regulatory consistency. The amendments have been in effect since July 2022. In addition, to prepare for external shocks such as interest rate increases and declines in real estate prices, the financial authorities further strengthened prudential management of savings banks by amending the Regulation on Supervision of Mutual Savings Banks. The amendments include differentiated LTV limits by region and housing price, permission for mortgage lending on ultra-high-priced apartments (over KRW 1.5 billion), and expansion of preferential treatment for end-users and genuine homebuyers. The revised framework has been effective since December 2022. Going forward, further amendments to the supervisory regulations for mutual savings banks are expected to increase loan loss provisioning requirements, which may adversely affect the profitability of savings banks. Investors are advised to take this into consideration.

[Provisioning for Undrawn Commitments in the Secondary Financial Sector]or]

Category	Current	(Proposed) Improvements
Mutual Savings Bank	X	¡ (2022) 20% g (2023) 40%
Mutual finance institutions	X	¡ (2022) 20% g (2023) 30% g (2024) 40%

Source: Financial Services Commission Press Release (March 2, 2022)

On September 13, 2023, at the 16th regular meeting of the Financial Services Commission, an amendment to the Regulation on Supervision of Mutual Savings Banks was announced. The main content of the amendment is the mandatory requirement to additionally recognize loan loss allowances for borrowers with multiple debts. Previously, savings banks were required to set aside loan loss provisions at or above the minimum regulatory provisioning levels based on asset classification; however, whether a borrower was a multi-debt borrower did not affect the provisioning rate. Under the revised framework, savings banks are required to recognize additional provisions based on the number of financial institutions used by household loan borrowers. For borrowers with loans from 5 to 6 financial institutions, 130% of the required provisioning rate must be set aside, while for borrowers with loans from 7 or more financial institutions, 150% of the required provisioning rate must be recognized. This measure is expected to enhance the loss-absorption capacity of savings banks with respect to loans extended to vulnerable borrowers with multiple debts. The amendment took effect in July 2024, taking into account market conditions and industry burden. However, the resulting increase in loan loss provisions may adversely affect the profitability of savings banks, and investors are advised to take this into consideration.

[Schedule for Strengthening Loan Loss Provisioning Standards – Savings Banks]

Category		Previous	From January 2018	From January 2019	From January 2020
Household loans (20% reduction in interest rate)	Normal	0.5%	0.7%	0.9%	1.0%
	Precautionary	2.0%	5.0%	8.0%	10.0%
	Substandard	20.0%
	Doubtful	75.0%	55.0%
	Estimated Losses	100.0%
Corporate loans (20% reduction in interest rate)	Normal	0.5%	0.6%	0.7%	0.85%
	Precautionary	0.5%	4.0%	5.0%	7.0%
	Substandard	20.0%
	Doubtful	0.5%	50.0%
	Estimated Losses	100.0%

(Source: Supervisory Regulations on Mutual Savings Banks)

Meanwhile, in March 2025, the Financial Services Commission announced the “Measures to Enhance the Role of Savings Banks,” aimed at addressing operational difficulties in the savings bank sector arising from weakened repayment capacity of vulnerable borrowers due to the COVID-19 aftermath, the slowdown in the real estate market, and the deterioration of real estate PF loan quality. Key measures include temporary relaxation of M&A requirements, the establishment of a distressed real estate PF normalization fund, and an increase in borrowing limits for the National Federation of Savings Banks. The authorities also indicated that they would subsequently announce a comprehensive “Development Plan for the Savings Bank Sector,” which would include a restructuring of the regulatory framework.

However, further regulatory and institutional changes by the financial authorities may have an impact on the profitability of savings banks, and investors are advised to take this into consideration.

⑧ Asset Management Business (Target Company: Woori Asset Management Co., Ltd.)

The asset management company licensing policy introduced in July 2014 was considered misaligned with the current FSCMA, which has expanded business scope and eased entry barriers for private fund managers. It was also widely viewed as constraining the dynamism and competitiveness of the asset management industry, thereby necessitating reform. Accordingly, in May 2016, the financial authorities announced measures to improve the licensing policy for asset management companies.

Key measures include permitting securities firms to concurrently engage in private fund management business, easing conversion requirements for private fund managers transitioning into public fund managers (expanding the scope of recognized assets under management), relaxing requirements for conversion into comprehensive asset management companies (AUM threshold reduced from KRW 5 trillion to KRW 3 trillion), and the gradual abolition of the “one group, one asset manager” principle.

[Overview of Asset Management Companies in Korea]

Category	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Number of companies	507	493	468	435	348	326	292	243	215	165	93	86
Assets under management (KRW trillion)	1,937	1,656	1,483	1,397	1,322	1,198	1,137	1,019	950	907	819	681
Fund AUM (KRW trillion)	1,283	1042	925	831	786	692	650	551	497	469	422	377
Discretionary Investment AUM (KRW trillion)	654	614	558	556	536	506	487	468	452	438	397	303

Source: Financial Supervisory Service Press Release

Following the reform of the asset management company licensing policy, the number of asset management companies in Korea increased significantly from 86 firms at the end of 2014 to 507 firms at the end of 2025. Over the same period, operating assets expanded from KRW 681 trillion to KRW 1,937 trillion. Due to intensified competition in the asset management industry, the proportion of companies reporting losses increased to 50.3% in 2022. However, in 2023, the mutual fund market expanded by approximately 20%, led primarily by exchange-traded funds (ETFs), resulting in an improvement in overall profitability across the industry. As a result, the share of loss-making companies declined to 38.2% in 2023. Accordingly, the financial authorities are reviewing development measures for the overall fund market, including ETFs, and plan to continuously monitor the financial performance of asset management companies in response to interest rate volatility, international developments, and financial market fluctuations. In addition, the asset management industry is inherently exposed to various external risk factors, including global monetary policy shifts, foreign exchange volatility, geopolitical risks, and domestic and global economic downturns. Competition with other financial sectors is also expected to intensify further. Accordingly, the financial authorities plan to strengthen inspection and monitoring of risk factors in the asset management market, while enhancing ongoing surveillance of the financial soundness and adequacy of internal controls of companies with vulnerable revenue bases, including newly established asset management companies.

As of the end of 2025, total assets under management (including fund assets and discretionary investment assets) reached KRW 1,937.3 trillion, an increase of KRW 280.0 trillion (+17.0%) compared to KRW 1,656.4 trillion at the end of 2024. Fund assets under management amounted to KRW 1,283.2 trillion, while discretionary investment assets amounted to KRW 654.1 trillion, representing increases of KRW 241.0 trillion (+23.1%) and KRW 39.9 trillion (+6.5%), respectively, compared to the end of 2024. This was primarily attributable to the increase in money market funds (MMFs) and bond funds, which offer greater stability, amid heightened economic uncertainty.

[Current Status of Assets under Management by Asset Management Companies]

(Unit: KRW trillion, %)

Category		End of 2023	End of 2024 (A)	End of 2025 (B)	Increase/Decrease (B–A)	Rate of increase/decrease (%)
Assets under management		1,482.6	1,656.4	1,937.3	280.9	17.0
–	Fund Assets	924.8	1,042.2	1,283.2	241.0	23.1
	Discretionary Investment Assets	557.8	614.2	654.1	39.9	6.5

Source: Financial Supervisory Service Press Release_2025 Asset Management Company Business Performance (Provisional)_March 30, 2026 (Mon)

Meanwhile, in early 2017, as one of the five key priorities of financial reform, the Financial Services Commission promoted a comprehensive overhaul of the trust business regime to restore flexibility in the trust industry and enable the provision of integrated wealth management services. As part of this initiative, a bill to separate the Trust Business Act from the FSCMA and establish it as a standalone statute was submitted to the National Assembly. Accordingly, banks will be able to enter the asset management market, which is a unique domain of the financial investment industry, signifying the emergence of new competitors in the asset management sector. As a result, intense debate between the banking sector and the financial investment industry has slowed the progress of the trust business reform. However, depending on the future direction of the regulatory framework, competition in the asset management industry may intensify.

[Trust Business System Reform Overview]

1. Reform of Entry Regulations

•	Entry requirements will be rationalized in line with the characteristics of the trust business to encourage participation by diverse and innovative market participants.

•

Licensing units under the Financial Investment Services framework (based on entrusted asset types) will be restructured into functional categories (e.g., administration, disposition, and management), and entry requirements such as capital thresholds will be relaxed. This is intended to promote the entry of new trust business operators, including small-scale specialized trust firms and law firms, enabling more specialized and diversified services.

2. Expansion of Operational Autonomy

Regulatory constraints that hinder the provision of services responding to social demand—such as living trusts, testamentary trusts, and securitization trusts—will be actively relaxed.

3. Enhancement of User Convenience

While improving user convenience, regulatory responsibility of trust companies will be strengthened in line with expanded operational autonomy.

Source: Financial Services Commission

Meanwhile, on December 10, 2014, the Financial Services Commission held a regular meeting and approved amendments to the Regulations on Financial Investment Business to implement measures for improving prudential regulation of asset management companies. Under the revised framework, asset management companies were effectively exempted from the previous requirement to maintain a Net Capital Ratio (NCR) above 150%. The NCR regulation was introduced in April 1997 to preemptively prevent insolvency of financial investment companies and has been applied to asset management companies since April 2001. The Financial Services Commission took measures including recommendations (below 150%), requirements (below 120%), and orders (below 100%) according to NCR levels; however, it was pointed out that NCR regulations excessively restrict investment, as asset management companies, unlike securities firms, primarily focus on managing client assets and thus pose relatively lower risk, and even in the event of insolvency, have limited impact on financial markets. Accordingly, the Financial Services Commission has established a new soundness evaluation standard termed the “Minimum Operating Capital,” which comprises the sum of the statutory minimum equity capital, the capital required for customer asset management, and the capital required for proprietary asset management. Where an asset management company’s equity capital falls below the Minimum Operating Capital, a recommendation for management improvement shall be issued; where the company satisfies the statutory minimum capital standard but holds less than 50% of the capital required for customer and proprietary asset management, a directive for management improvement shall be imposed.

[Revised Requirements for Prompt Corrective Action for Asset Management Companies]

Category		① Prudential Soundness	② Management Soundness Evaluation	Others
Current	Recommendation	NCR < 150%	Overall Grade 3 and Capital Adequacy Grade 4	① and ② are clearly foreseeable as a result of a large-scale financial incident
	Requirement	NCR < 120%	Overall Grade 4	① and ② are clearly foreseeable as a result of a large-scale financial incident
	Order	NCR < 100%	—	Liabilities > Assets
Improvement	Recommendation	Failure to Meet Minimum Working Capital Requirements	Abolition	① is clearly anticipated due to a large-scale financial incident
	Requirement	Meeting statutory minimum capital requirements & less than 50% of required capital for customer and proprietary assets	Abolition	① is clearly anticipated due to a large-scale financial incident
	Order	Statutory minimum capital requirements not met	—	Liabilities > Assets

Source: Financial Services Commission

In addition, the Financial Services Commission has abolished the 62-item management soundness evaluation system applicable to asset management companies. As a result, large asset management firms are expected to utilize surplus capital for seeding investments in proprietary funds and overseas expansion, thereby enabling more active business operations. For small and medium-sized companies, the burden of regulatory compliance will be significantly reduced, and profitability is expected to improve due to decreased expenditures such as selling, general and administrative expenses. The removal of the management soundness evaluation, which is an assessment framework covering the overall operations of asset management companies despite relatively low regulatory relevance, is also expected to substantially reduce administrative burdens associated with data preparation and regulatory examinations. In the case of private specialized asset management companies expected to be newly established following amendments to the FSCMA, the simplification of prudential regulations is expected to significantly ease establishment and operational burdens, thereby facilitating greater entry of skilled asset management professionals into the market. However, the abolition of the NCR framework and the management soundness evaluation system may increase investment in riskier assets, and in the event of increased financial market volatility, risks in the asset management industry may rise.

⑨ Real Estate Trust Business (Target Company: Woori Asset Trust Co., Ltd. (Korea))

Real estate trust companies are financial institutions engaged in trust business (financial investment business) after obtaining authorization from the Financial Services Commission pursuant to the Financial Investment Services and Capital Markets Act. Accordingly, they are subject to restrictions under the FSCMA, its Enforcement Decree, the Financial Investment Business Regulations, and other relevant financial laws and regulations governing procedures and methods for acceptance, management, operation, and disposition of trust assets. In addition, real estate trust products play a critical role in enhancing the stability of development projects and protecting trust assets under Article 22 of the Trust Act (prohibition of compulsory execution, etc.). As such, they are regarded as essential instruments in real estate development projects.

Real estate trust business may be conducted only by companies that have obtained authorization from the Financial Services Commission pursuant to the Financial Investment Services and Capital Markets Act. As the real estate trust business is a government-regulated sector, certain standards applicable to the real estate trust business were amended pursuant to the revision of the Regulations on Financial Investment Business (effective April 1, 2020). Article 4-86 of the Regulations on Financial Investment Business (Borrowing of Funds by Real Estate Trust Business Operators) has been amended to expand the limit on borrowing funds as real estate trust property by real estate trust business operators in the course of conducting real estate trust business to within 100% of the funds required for business expenses. Furthermore, the asset soundness standards for real estate trust business operators have been strengthened, and criteria have been established to classify the soundness of trust account loans based on the actual sales rate following pre-sale.

In addition, the amendment to the Financial Investment Business Regulations for the purpose of strengthening the land trust business operations of real estate trust companies was approved by the Financial Services Commission on June 25, 2025, and entered into force on July 1, 2025. The principal provisions are to expand the scope of application of the Net Capital Ratio (NCR) and improve the calculation standards to reflect the substantive risks of land trusts with guaranteed completion obligations, and to introduce limits on land trust risk exposure relative to equity capital to ensure that project undertakings remain within the management capacity of real estate trust companies.

The introduction of such regulations is expected to act as a factor restricting business operations from the perspective of certain real estate trust companies and may serve as a factor of uncertainty regarding the future outlook and profitability of the relevant industry; accordingly, investors are advised to take note of this matter.

C. Risks arising from changes in domestic and international financial markets

Risks arising from domestic and international economic uncertainties have a material impact on the financial industry, and consequently, the financial services sector is directly and indirectly affected thereby. The Group, including the Wholly-Owning Parent Company, is significantly affected by changes in domestic and international financial markets, and consequently, volatility in interest rates, exchange rates, bond and stock prices, and other market factors directly and indirectly impacts the business of the Wholly-Owning Parent Company. Investors are advised to take note of this matter.

The domestic economy is highly dependent on external environment, and the capital market is also fully open to global markets. Accordingly, the domestic real economy is significantly influenced by global economic fluctuations, and the financial industry, which is affected by the real economy, is likewise significantly influenced by external variables.

In the context of rising inflation concerns since the end of 2021, Federal Reserve Chair Jerome Powell initiated the first interest rate hike of 0.25 percentage points in March 2022 in response to record-high inflation in the United States. Despite a subsequent “big step” increase of 0.50 percentage points in May, the U.S. Consumer Price Index (CPI) rose by 8.6% in May 2022, marking the largest increase since 1981. In response, Chair Powell reaffirmed his strong commitment to price stability, and thereafter the Federal Reserve implemented four consecutive “giant steps” at the regular FOMC meetings held in June, July, September, and November 2022, raising the benchmark interest rate by 0.75 percentage points at each meeting, thereby increasing the benchmark interest rate to 4.00%. In December 2022, after only five meetings, the increase was reduced to 0.50 percentage points, and in 2023, due to continued pressure from high inflation, additional increases of 0.25 percentage points were made in January, March, and May 2023, respectively. In June 2023, the FOMC held interest rates steady for the first time in 15 months; however, at the July FOMC meeting, it raised its assessment of economic activity and increased the policy rate by 0.25 percentage points, reflecting a reduction in concerns over a U.S. economic recession, thereby reaching the highest interest rate level in 22 years. Subsequently, the U.S. Federal Reserve maintained its tightening stance while monitoring the inflation trajectory and kept the policy rate unchanged at the FOMC meetings held in September, November, and December 2023, as well as in February, March, May, and July 2024. In September 2024, the Fed lowered rates by 0.50 percentage points for the first time in 14 months to support a resilient labor market, followed by additional 0.25 percentage point cuts in November and December 2024. In 2025, the FOMC kept rates unchanged in January, March, May, June, July, and August due to persistent inflation risks, macroeconomic uncertainty, and geopolitical tensions in the Middle East.

In September, October, and December 2025, the FOMC confirmed that inflation was approaching its target and reduced interest rates by 0.25 percentage points at each meeting to proactively address labor market deterioration and facilitate a soft landing for the economy. At the January 2026 FOMC meeting, the Federal Reserve determined to hold the federal funds rate steady following three rate reductions in 2025, taking into account robust economic growth and persistent inflationary pressures, and to monitor the effects of its policy measures. At the March 2026 FOMC meeting, the benchmark interest rate was held unchanged once again, as surging oil prices resulting from the Middle East crisis served as an inflationary factor. At the April 2026 FOMC meeting, the benchmark interest rate was held unchanged for the third consecutive time, as upside risks to inflation and downside risks to the labor market had increased simultaneously. As of the day immediately preceding the submission date of this Securities Registration Statement, the U.S. policy interest rate stands at 3.50%–3.75%.

According to the Bank of Korea’s February 2026 economic outlook report, the Korean economy is projected to grow by 2.0% in 2026, supported by an improving semiconductor cycle and favorable global economic conditions, despite weaker-than-expected recovery in construction investment and the impact of U.S. tariffs. This represents an upward revision from the November 2025 forecast. For 2027, the Bank of Korea projects growth of 1.8%, driven by continued domestic demand recovery, expansion in semiconductor production capacity, and increased exports.

By sector, private consumption slowed due to base effects following a sharp increase in the previous quarter and diminishing effects from new product launches. However, it is expected to maintain a gradual recovery supported by improving consumer sentiment. Going forward, recovery is expected to strengthen gradually as income conditions improve, driven by enhanced corporate earnings in the IT sector and strong equity market performance. Construction investment is expected to partially recover due to increased AI-related and infrastructure (SOC) investment, but continued weakness in residential construction is expected to result in performance below previous projections. Facility investment declined in 2025 due to weakness in non-IT sectors and adjustments in transportation equipment; however, it rebounded in early 2026 driven by increased investments of semiconductor companies. Intellectual property product investment is expected to show robust growth exceeding the November 2025 outlook, supported by increased corporate investment capacity and expanded government support. Goods exports are expected to remain weak in non-IT items due to the impact of U.S. tariffs; however, driven by expanding demand for AI-related semiconductors, exports in related sectors are expected to significantly exceed previous forecasts. Imports of goods are projected to increase by 2.5% in 2026 and 2.6% in 2027, driven by stronger exports and recovery in domestic consumption. As of the day immediately preceding the filing date of the Securities Registration Statement, the base rate of the Bank of Korea is 2.50%.

[Korean Economic Outlook]

(Year-on-Year, %)

Economic growth rate	2025			2026 (E)			2027 (E)
	H1	H2	Annual	H1	H2	Annual	Annual
GDP	0.30	1.60	1.00	2.40	1.60	2.00	1.80
Private consumption	0.70	1.90	1.30	2.30	1.30	1.80	1.80
Construction Investment	Δ12.2	Δ7.50	Δ9.90	Δ0.80	2.60	1.00	1.50
Facility Investment	4.50	Δ0.40	2.00	2.40	2.30	2.40	2.00
Investment in intellectual property products	1.90	3.80	2.90	3.40	3.50	3.50	2.60
Export of Goods	1.70	4.40	3.10	3.50	0.80	2.10	2.30
Importation of goods	1.70	2.50	2.10	3.40	1.50	2.50	2.60

Source: Bank of Korea Economic Outlook Report (February 2026)

The International Monetary Fund (IMF), in its World Economic Outlook published in April 2026, projected global economic growth at 3.4% for 2025, which is 0.1 percentage points higher than its January 2026 forecast, and 3.1% for 2026. In addition, the IMF’s forecast for Korea’s economic growth rate is 1.0% in 2025 and 1.9% in 2026, which is the same as the forecast in January 2026.

The IMF assessed that risks to the global economy are weighted toward downside factors and identified major risk factors including elevated trade uncertainty and geopolitical tensions, concentration risk in the technology sector, high debt levels, and increased asset market volatility stemming from the reassessment of AI expectations. In particular, the IMF noted that continued overheating of technology stocks and ongoing trade tensions could negatively affect financial markets and investor sentiment. On the upside, the expansion of investment in AI and advanced technology, the easing of fiscal and monetary policies in certain countries, and low energy prices were identified as factors that could positively affect economic growth. The global economic growth forecast announced by the IMF in January 2026 is as follows.

[Global Economic Growth Outlook]

(Unit: %, % p)

Category	2025	2026 (E)		2027 (E)
		January 2026	April 2026	January 2026	April 2026
Worldwide	3.4	3.3	3.1	3.2	3.2
Developed countries	1.9	1.8	1.8	1.7	1.7
United States	2.1	2.4	2.3	2.0	2.1
Eurozone	1.4	1.3	1.1	1.4	1.2
Japan	1.2	0.7	0.7	0.6	0.6
United Kingdom	1.3	1.3	0.8	1.5	1.3
Canada	1.7	1.6	1.5	1.9	1.9
Emerging Markets	4.4	4.2	3.9	4.1	4.2
China	5.0	4.5	4.4	4.0	4.0
India	6.5	6.4	6.5	6.4	6.5
Russia	4.1	0.8	1.1	1.0	1.1
Korea	1.0	1.9	1.9	2.1	2.1

(Source: IMF World Economic Outlook (April 2026)

As a result of delayed global economic recovery and continued financial market instability, the overall growth and profitability of the financial industry may decline, and asset quality may deteriorate. In addition, liquidity risk arising from market volatility and exchange rate fluctuations may increase. Investors are advised to take these factors into consideration.

D. Risks Associated with an Increase in the Double Leverage Ratio

The double leverage ratio refers to the ratio of a financial holding company’s equity capital to its total investment in subsidiaries. Any amount exceeding 100% represents investment funded through the holding company’s borrowings. The regulatory guideline recommended by the financial authorities is a ratio not exceeding 130%. If the ratio exceeds the 130% supervisory threshold, it may have a negative impact on the financial holding company’s management soundness evaluation.

As of the end of 2025, the average double leverage ratio of domestic financial holding companies was 115.66% (106.88% for the Wholly-Owning Parent Company). However, given the capital structure of financial holding companies, which rely heavily on dividends from core subsidiaries, the ratio may exceed the regulatory threshold of 130% in the future due to business expansion such as mergers and acquisitions, increased market uncertainty, and strengthened regulatory policies, thereby giving rise to potential regulatory sanctions. Investors are advised to take note of this matter.

The double leverage ratio is defined as the ratio of a financial holding company’s total investment in subsidiaries to its equity capital. Any amount exceeding 100% indicates that investments have been funded through borrowings. The supervisory guideline level is 130% or less. If the ratio exceeds 130%, the threshold recommended by the supervisory authority, the Financial Holding Company may be adversely affected in its management soundness evaluation.

As of the end of 2025, the average double leverage ratio of domestic financial holding companies was 115.66%, and no financial holding company exceeded the supervisory threshold of 130%. As for the Wholly-Owning Parent Company, the ratio as of the end of 2025 was 106.88%, which complies with the level recommended by the financial authorities.

[Trends in Double Leverage Ratios of Domestic Financial Holding Companies]

(Unit: %)

Category	End of 2025	End of 2024	End of 2023	End of 2022	End of 2021	End of 2020	End of 2019	End of 2018
Woori Financial Group	106.88	100.22	98.62	97.81	102.22	102.46	98.84	—
iM Financial Holdings	113.62	114.84	116.23	113.22	112.57	117.38	120.70	119.40
JB Financial Group	105.95	7-1.	110.38	109.44	116.67	115.91	114.75	119.34
KB Financial Group	107.75	107.52	106.69	110.36	118.78	126.37	125.96	126.17
Shinhan Financial Group	116.66	116.23	117.72	115.20	114.94	119.61	129.00	119.05
Hana Financial Group	123.58	120.52	123.89	125.04	124.77	126.49	125.49	125.61
Nonghyup Financial Group	118.98	116.58	118.95	121.03	119.29	117.47	117.53	120.62
BNK Financial Group	125.99	125.31	125.36	123.87	125.18	118.76	118.69	122.39
Korea Investment Holdings Co., Ltd.	110.34	127.77	129.49	129.00	128.80	126.25	126.85	128.74
Meritz Financial Group	126.83	117.75	122.38	110.72	112.49	121.04	125.29	128.19
Average	115.66	115.59	116.97	115.57	117.57	119.17	120.31	123.28

Note 1) Double leverage ratio = (Total investment in subsidiaries / Total equity capital) × 100 (based on separate financial statements)

Note 2) The most recent data as of the day before the filing date (end of 2025) utilized.

Source: Financial Statistics Information System of the Financial Supervisory Service

Bank holding companies are seeking to expand non-banking businesses, including securities, insurance, credit cards, and capital, and to achieve asset growth by leveraging these services, with M&A activities having expanded primarily in overseas markets. Non-bank holding companies are also demonstrating a marked tendency to expand not only their core business operations through securities subsidiaries but also their deposit-taking and lending activities through internet-only banks, savings banks, and similar institutions. This signifies an expansion of the financial role allocation between the holding company and its subsidiaries, including the provision of capital strength and liquidity supply necessary for business diversification and growth through subsidiaries, as well as payment guarantees.

Meanwhile, to ensure the long-term stability of a financial holding company’s financial role, it is necessary to manage the double leverage ratio by comprehensively taking into account the uncertainty of financial markets, the regulatory framework for each business sector, and the balance of the financial holding company’s revenue structure. Given that domestic financial holding companies have a structure characterized by high dependence on revenues generated by their principal subsidiaries, the operating performance of such principal subsidiaries may have a relatively significant impact on the long-term financial stability of the financial holding companies.

Therefore, it is necessary to monitor the holding company’s capital adequacy capacity, taking into account the entire group’s earnings dependence on the principal subsidiary, in order to minimize changes in the group-level buffer capacity resulting from fluctuations in the operating performance of the principal subsidiary.

As discussed above, a financial holding company such as the Wholly-Owning Parent Company may be subject to regulatory sanctions if its double leverage ratio exceeds 130%, the level recommended by the financial authorities. Investors are advised to take note of this matter.

E. Risk of intensified competition arising from financial industry restructuring

Financial companies are pursuing mergers and acquisitions to achieve greater scale, diversification, and operational synergies, and as a result, competition is expected to intensify further as the structure of the financial industry undergoes restructuring. In May 2024, the Financial Services Commission authorized the conversion of Daegu Bank (now iM Bank), a regional bank, into a commercial bank, which is expected to intensify further competition among commercial banks. Investors should note that such changes may lead to a deterioration in the profitability of financial holding companies, including the Wholly-Owning Parent Company.

The domestic banking and financial industry underwent restructuring through 2014, including the promotion of privatization of Woori Financial Group and Korea Development Bank Financial Group, and the incorporation of Korea Exchange Bank into Hana Financial Group, and ongoing monitoring is required regarding the impact that future structural reorganization will have on the competitive structure of the financial industry and the market power of individual banks.

The National Agricultural Cooperative Federation Act, which separated the credit and economic divisions of the National Agricultural Cooperative Federation (NongHyup), was passed, leading to the establishment of NongHyup Financial Group on March 2, 2012. In addition, in late June 2013, the privatization plan for the former Woori Financial Group was announced. As part of the restructuring, Gwangju Bank, Kyongnam Bank, NH Investment & Securities (formerly Woori Investment & Securities), and DGB Life Insurance (formerly Woori Aviva Life Insurance) were spun off and sold, and Woori Financial Group Co., Ltd. was merged into Woori Bank. On September 1, 2015, Hana Bank and Korea Exchange Bank completed a full merger, and on December 29, 2016, Mirae Asset Securities and Daewoo Securities merged.

At the end of 2019, Shinhan Financial Group integrated its subsidiaries Shinhan Life Insurance and Orange Life Insurance. In April 2020, JB Financial Group acquired Morgan Stanley Gateway Securities (MSGS) in Vietnam to expand its business base through overseas expansion of Kwangju Bank. On April 2, 2021, DGB Financial Group acquired 100% of the shares of Surim Venture Investment Co., Ltd., a company engaged in small and medium-sized enterprise venture investment, as part of its mid-term strategy to strengthen its business portfolio.

The Wholly-Owning Parent Company re-established its financial holding structure in January 2019 following its dissolution in November 2014. To strengthen its non-bank business portfolio, it acquired Tongyang Asset Management and ABL Global Asset Management in April 2019. In addition, it acquired a 51.0% equity stake (62.7% voting rights) in International Asset Trust and included it as a subsidiary in December 2019, subsequently renaming it Woori Asset Trust. In December 2020, it acquired a stake in Ajou Capital and completed a share exchange in August 2021, making it a wholly owned subsidiary and renaming it Woori Financial Capital. In March 2021, it acquired 100% of Woori Financial Savings Bank, transitioning it from a sub-subsidiary to a subsidiary. In January 2022, it established Woori Financial F&I, a non-performing loan (NPL) investment company. In March 2023, it strengthened its business portfolio by acquiring Daol Investment & Securities (renamed Woori Venture Partners). In August 2023, Woori Investment Bank Co., Ltd. and Woori Venture Partners became wholly owned subsidiaries through a share exchange, enhancing operational efficiency and group synergy. In January 2024, the merger procedures between Woori Asset Management Co., Ltd. and Woori Global Asset Management Co., Ltd. were completed, and at the end of March, the Wholly-Owning Parent Company acquired the entire 22% equity stake in Woori Asset Management held by the second largest shareholder (Yuanta Securities), resulting in 100% ownership of Woori Asset Management. The merger has enabled the Company to secure a product lineup covering all asset classes from traditional assets to alternative investments, thereby achieving economies of scale while simultaneously strengthening competitive position in the industry.

In addition, on May 3, 2024, Korea Foss Securities and Woori Investment Bank (a subsidiary of the Wholly-Owning Parent Company) entered into a merger agreement, with Korea Foss Securities as the surviving entity and Woori Investment Bank as the dissolved entity. Following approval from the Financial Services Commission on July 24, 2024, Woori Investment Bank was merged into Korea Foss Securities on August 1, 2024. The merged entity was renamed Woori Investment & Securities Co., Ltd. and became a subsidiary of the Wholly-Owning Parent Company. As a result of the merger, the Wholly-Owning Parent Company entered the new business of securities and Woori Investment & Securities Co., Ltd. obtained full authorization from the Monetary Policy Committee to engage in investment dealing business (including securities and underwriting) in March 2025.

In addition, the Wholly-Owning Parent Company resolved at a board meeting held on August 28, 2024, to acquire shares of the wholly-owned subsidiaries (Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.), and obtained approval for the incorporation of such subsidiaries at the regular meeting of the Financial Services Commission in May 2025. The acquisition was completed on July 1, 2025, upon payment of the final purchase price, thereby marking the group’s entry into the life insurance business.

*

Refer to the disclosure “Inclusion of Subsidiaries in a Financial Holding Company” dated July 1, 2025 (Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.), Financial Supervisory Service Electronic Disclosure System.

Meanwhile, on May 16, 2024, the Financial Services Commission approved the banking license for Daegu Bank (now iM Bank) to convert into a nationwide commercial bank. This marked the first case since the government announced in July 2023 its policy to promote competition in the banking industry through conversion of regional banks into nationwide commercial banks. As a result, the number of nationwide commercial banks increased to seven, including Woori Bank, Shinhan Bank, Hana Bank, Citibank Korea, KB Kookmin Bank, and Standard Chartered Bank Korea.

Such restructuring in the financial industry is expected to lead to consolidation and diversification, thereby increasing the variety of financial products and expanding consumer choice. However, for financial institutions, it may intensify competition for market share, and failure to respond effectively to customer and market changes may result in customer attrition, declining revenues, and reduced profitability.

F. Risks Relating to Personal Information

As personal information leakage incidents in the financial sector continue to occur and attempts by external parties to obtain customer information from financial institutions, including the Wholly-Owning Parent Company, are expected to persist, enhanced internal security measures through internal control procedures are required to protect customer information.

In May 2024, the Financial Supervisory Service conducted an inspection of Woori Card, a subsidiary of the Wholly-Owning Parent Company, regarding the leakage of personal information, and in March 2025, administrative fine of approximately KRW 13.4 billion was imposed by the Personal Information Protection Commission for violation of the Personal Information Protection Act. Meanwhile, according to media reports in July 2025, there were articles regarding administrative fines imposed on certain insurance companies for violations of the Credit Information Act. Accordingly, ongoing monitoring of the progress will be required.

Meanwhile, Woori Bank, a subsidiary of the Wholly-Owning Parent Company, experienced an incident on June 30, 2026, in which 17,551 customers’ personal information, which had been arbitrarily retained by an external software development vendor that had carried out the NFT platform development project, was leaked due to the vendor’s negligence. As of the date of submission of this amended securities registration statement, it has been confirmed that there have been been no cases in which the leaked information has been disseminated online or offline or otherwise misused. Although this incident arose during the management of an outsourced service provider responsible for personal information processing, depending on the results of investigations by the relevant authorities, additional costs may be incurred in the future in connection with administrative sanctions under applicable laws and regulations, damages, litigation, increased investment in information security, and the strengthening of internal control systems. In the event of a data breach incident, reputational damage to the Wholly-Owning Parent Company and its subsidiaries, costs arising from damages claims, and loss of revenue due to customer attrition may occur. Investors are advised to take these risks into consideration.

In light of the recent rapid advancement of information and communications technology and the increasing importance of personal information, various forms of security incidents have occurred in succession, including not only traditional hacking attempts via external networks but also internal data breaches through security company employees and other insiders. Even in the banking sector, which is considered relatively secure, there have been instances of personal information breaches. On December 11, 2013, the Prosecutors’ Office announced that approximately 34,000 customer records at Citibank Korea and 103,000 customer records at Standard Chartered Bank Korea had been leaked, and special investigations were conducted in response.

In early 2014, a large-scale incident occurred in which approximately 104 million customer records were leaked simultaneously from three credit card companies. On January 8, 2014, the Prosecutors’ Office indicted employees involved in the unauthorized leakage of data from KB Kookmin Card, Lotte Card, and NH NongHyup Card, as well as loan advertisers and loan brokers who purchased the data. The suspect in the personal data leakage case was arrested. It was also announced that the illegally obtained personal information had not been sold or further distributed. However, in February 2014, investigation results revealed that approximately 82.7 million of the leaked customer records from KB Kookmin Card, Lotte Card, and NH NongHyup Card had been further disseminated. In the “Measures to Prevent Leakage of Customer Information by Financial Companies” announced jointly by the Financial Services Commission and related agencies on January 22, 2014, it was stated that certain sanctions would be pursued against the three credit card companies responsible for the incident during February 2014, and accordingly, from February 17, 2014, a business suspension order for three months, the maximum period under the applicable law, was imposed on the said card companies.

Meanwhile, on March 10, 2014, in order to prevent recurring information leakage and hacking incidents, the government prepared and implemented the “Comprehensive Measures for Preventing the Recurrence of Personal Information Leakage in the Financial Sector” as one of the core tasks of the “Three-Year Plan for Economic Innovation” through joint efforts of relevant ministries. On December 29, 2014, the Financial Services Commission and the Financial Supervisory Service held the sixth meeting to inspect the implementation plan for follow-up measures for the comprehensive measures to prevent the recurrence of personal information leakage in the financial sector announced on March 10, 2014, with the relevant financial associations, etc. The basic directions of the comprehensive measures to prevent the recurrence of personal information leakage in the financial sector are as follows:

[Comprehensive Measures to Prevent the Recurrence of Personal Information Leakage in the Financial Sector (March 10, 2014)]

1. Strengthening the Rights of Financial Consumers and the Responsibilities of Financial Companies at Each Stage of Information Processing

•

Strengthening information protection at each stage: “collection – retention and utilization – destruction”

•

Minimize the disclosure of social security numbers in financial transactions

•

Complete overhaul of the information provision consent form format

•

Restrictions on non-face-to-face sales activities conducted via text messages and other means

•

To ensure the financial consumer’s right to informational self-determination

2. Establish a structure under which financial companies bear clear accountability

•

Strengthening the Liability of CEOs and Other Officers

•

Strengthening the liability of financial companies in the event of information provision by solicitors or third parties

•

Substantial strengthening of ex-post sanctions

3. Strong response to electronic intrusion such as hacking

•

Existing computer security measures substantially reinforced

•

Strengthening information security-related inspections and management

•

Enhanced protection of personal information when making credit card payments

4. Prevention of potential harm arising from information already provided or disclosed

•

Blocking potential harm from existing data

•

Establishing a Response System

Source: Financial Supervisory Service Press Release (March 10, 2014)

Meanwhile, the amendment to the FHCA, which strengthens regulations on the provision of customer information between affiliates within a financial holding company, was promulgated on May 28, 2014 (effective November 29, 2014). Regarding the amendments to the legislation concerning the provision of customer information, the scope of information provision is limited to purposes of internal business management as prescribed by Presidential Decree, and the procedures and methods for providing such information are to be determined by the Financial Services Commission. In addition, financial institutions are required to notify customers of the details of any provision of customer information in accordance with Presidential Decree.

To reflect these amendments, the Financial Services Commission issued advance notices on July 17, 2014 regarding revisions to the Enforcement Decree of the FHCA and the Supervisory Regulations for Financial Holding Companies. The amended FHCA, its Enforcement Decree, and Supervisory Regulations came into effect on November 29, 2014. Accordingly, the Wholly-Owning Parent Company is expected to be subject to stringent controls and regulations regarding the prevention of customer information leakage by financial companies that will be implemented in the future, which may adversely affect its revenue.

[Amendments to the Financial Holding Companies Act (FHCA)]

Article 48-2 (Provision and Management of Customer Information)

(1) Notwithstanding Article 4 (1) of the Act on Real Name Financial Transactions and Confidentiality and Articles 32 and 33 of the Credit Information Use and Protection Act, a financial holding company, etc. may provide information or data on financial transactions under Article 4 of the Act on Real Name Financial Transactions and Confidentiality (hereinafter referred to as “financial transaction information”) and personal credit information under Article 32 (1) of the Credit Information Use and Protection Act regarding the following matters to the financial holding company, etc. to which they belong in order for them to use such information for the internal business management prescribed by Presidential Decree, such as credit risk management, according to methods and procedures prescribed by the Financial Services Commission (hereinafter referred to as “procedures for providing customer information”): <Amended on July 31., 2009, May 28, 2014, March 11, 2015>

1. Scope of information that it may provide;

2. Methods of processing, such as the encoding of customer information;

3. Separate keeping of customer information;

4. Period of use and purposes of use of customer information;

5. Deletion of customer information when the period of use expires;

6. Other matters prescribed by Presidential Decree for the stringent management of customer information.

(2) Any investment trader or broker under the Financial Investment Services and Capital Markets Act which is a subsidiary, etc. of a financial holding company may provide any of the following information (hereinafter referred to as “information, on the total amount of securities, etc.”), from among information on money or securities deposited by a depositor who trades, or intends to trade, securities through the relevant investment trader or investment broker, to the financial holding company, etc. to which the investment trader or broker belongs in order for them to use such information for the internal business management prescribed by Presidential Decree, such as credit risk management, according to procedures for providing customer information: <Amended on July 31., 2009, May 28, 2014>

1. The total amount of money deposited;

2. The total amount of securities deposited;

3. The total amount of securities deposited for each type;

4. Other information prescribed and publicly notified by the Financial Services Commission as equivalent to those under subparagraphs 1 through 3.

(3) Where a subsidiary, etc. provide financial transaction information, personal credit information, and information on the total amount of securities, etc. (hereinafter referred to as “customer information”) pursuant to paragraphs (1) and (2), Article 32 (10) of the Credit Information Use and Protection Act shall not apply. <Amended on July 31, 2009; March 11, 2015>

(4) Where a subsidiary, etc. provide a financial holding company, etc. to which they belong with customer information pursuant to paragraphs (1) and (2), they shall notify their customers of the details of information they has provided; provided, where they have not collected personal information they may notify, such as contact details, this shall not apply. <Added on May 28, 2014>

(5) Kinds of information a subsidiary, etc. should notify pursuant to paragraph (4), a cycle and method of notification, and other necessary matters shall be prescribed by Presidential Decree. <Added on May 28, 2014>

(6) A financial holding company, etc. shall appoint at least one person from among their executive officers to take charge of the management of customer information (hereinafter referred to as “customer information officer”) in order to strictly manage customer information. <Amended on July 31, 2009; May 28, 2014>

(7) Each customer information officer shall prepare a business guidebook, as prescribed by the Financial Services Commission, for the strict management of customer information and then report the details thereof to the Financial Services Commission. <Amended on Feb. 29, 2008; Jul. 31, 2009; May 28, 2014>

(8) A financial holding company, etc. shall formulate a policy for handling customer information, as prescribed by Presidential Decree, and shall notify their counterparty of such policy or shall make a public announcement of the policy and post it at their business office. <Amended on Jul. 31, 2009; May 28, 2014>

Detailed scope of a financial holding company, etc. and their subsidiary, etc. subject to the provisions of paragraphs (1) through (8) shall be prescribed by Presidential Decree. <Added on July 31, 2009; May 28, 2014>

Source: Ministry of Government Legislation

In May 2024, an examination by the Financial Supervisory Service was conducted regarding a personal information leakage incident involving Woori Card, a wholly owned subsidiary of the Wholly-Owning Parent Company. In March 2025, the Personal Information Protection Commission imposed an administrative fine and corrective measures, including a corrective order and a public disclosure order, for violations involving the improper use of personal information.

Details of Violation	Provision Violated	Corrective Measures

1) Using personal information beyond the scope of the purpose for which it was collected without the consent of the data subject

2) Processing of social security numbers without legal grounds

3) Breach of Safety Obligations

(Management of access rights, retention and inspection of access records, and security measures for printing and copying).

	Articles 18(1), 24-2(1), and 29 of the Protection Act	1) Administrative fine of KRW 13,451,000,000 2) Corrective Order 3) Public Disclosure Order

Furthermore, recent reports have indicated that certain insurers, including wholly-owned subsidiaries, have been subject to administrative fines for violations of the Credit Information Act. If additional administrative fines are imposed, they may have an adverse impact on the Wholly-Owning Parent Company. Investors are advised to take this into consideration.

[Amendments to the Enforcement Decree of the Financial Holding Companies Act (FHCA)]

Article 27-2 (Provision and management of customer information)

(1) “Internal business management prescribed by Presidential Decree, such as credit risk management” in Article 48-2 (1) and (2) of the Act means any of the following business affairs, other than the introduction of products and services to customers or recommendation of their purchase thereof: <Added on November 24, 2014>

1. Risk management, such as credit risk management, and internal control;

2. Inspection of business affairs and property status;

3. Analysis of customers and development of products and services;

4. Performance management;

5. Conduct of entrusted business affairs.

(2) “Matters prescribed by Presidential Decree” in Article 48-2 (1) 6 of the Act means any of the following matters: <Added on November 24, 2014>

1. Approval of a customer information officer under Article 48-2 (6) of the Act in requesting and providing customer information;

2. Inspection of the provision and use of customer information.

(3) Where a financial holding company, etc. provides, pursuant to Article 48-2 (1) and (2) of the Act, customer information to a financial holding company, etc. to which the financial holding company, etc. belongs, the financial holding company, etc. shall allow customers to inquire the details referred to in the subparagraphs of paragraph (4) (hereafter referred to as “matters of inquiry” in this Article) on the website in accordance with the procedures determined and publicly notified by the Financial Services Commission. In such cases, the financial holding company, etc. shall comply with the following matters: <Added on December 30, 2015>

1. Establishing a customer information inquiry system for a customer to conveniently check the matters of inquiry and posting the method, procedures, etc. for using the customer information inquiry system on the website, etc.;

2. Verifying whether a person requesting for inquiry is the subject of such customer information related to the matters of inquiry. In such cases, a financial holding company, etc. may select and utilize the methods ensuring the safety and credibility in verifying customer identities, taking into account the types, characteristics, risks, etc. associated with financial transaction and other commercial transactions;

3. Allowing a customer who has checked the matters of inquiry to designate any of the methods specified in the subparagraphs of paragraph (5).

(4) A financial holding company, etc. shall at least once a year notify customers of the following matters in accordance with Article 48-2 (4) of the Act; provided, where a financial holding company, etc. has notified its customers of the fact that the company, etc. continues to provide customer information to the financial holding company, etc. for purposes of keeping customer information accurate and up-to-date while notifying customers of the following matters, such notification shall substitute the notification to be given at least once a year: <Added on November 24, 2014, December 30, 2015>

1. A person who provides customer information;

2. A person who is provided with customer information;

3. Purposes of the provision of customer information;

4. Items of provided customer information.

(5) Notice pursuant to Article 48-2(4) of the Act shall be given by any of the following methods: he notification under Article 48-2 (4) of the Act shall be made in any of the following methods; provided, where a customer designates a method of notification pursuant to paragraph (3) 3, notification shall be given by the designated method, but where notification is made in a method referred to in subparagraph 3 or 4, it is limited to cases where they inform customers of the fact that customer information has been provided to a financial holding company, etc. to which they belong and the fact that customers are able to inquire the matters of inquiry using the customer information inquiry system referred to in paragraph (3) 1: <Amended on December 30, 2015, August 16, 2017>

1. Postal service;

2. Electronic mails;

3. Text messages;

4. Other media or methods to transmit signs, texts, images, or videos in an electronic form to receivers through the information and communications network.

(6) Policies on handling customer information to be established by a financial holding company, etc. under Article 48-2 (8) of the Act (hereafter referred to as “information-handling policies” in this Article) shall contain the following matters: <Amended on January 18, 2010, November 24, 2014, December 30, 2015> January

1. The kinds of customer information provided;

2. Source of providing customer information;

3. Internal policies for the protection of customer information;

4. Legal grounds for the provision of customer information;

5. Other matters deemed necessary for the strict management of customer information, as publicly notified by the Financial Services Commission.

(7) Where a financial holding company, etc. has commenced financial transactions, it shall deliver and explain (in cases of commencing transactions through the internet, a notice) its information-handling policies to the other party, and notify it regularly or publicly announce such on daily newspapers once a year. <Amended on November 24, 2014, December 30, 2015>

(8) Where a financial holding company, etc. has commenced financial transactions, it shall deliver and explain (in cases of commencing transactions through the internet, a notice) its information-handling policies to the other party, and notify it regularly or publicly announce such on daily newspapers once a year. <Amended on November 24, 2014, December 30, 2015>

(9) The notification of information-handling policies under paragraphs (7) and (8) may be given by mail or electronic mail, etc. <Amended on Nov. 24, 2014; Dec. 30, 2015>

(10) The Financial Services Commission may determine detailed matters concerning contents included in information-handling policies under paragraph (6). <Amended on Feb. 29, 2008; Nov. 24, 2014; Dec. 30, 2015>

(11) Subsidiaries, etc. subject to Article 48-2 (1) through (8) of the Act under paragraph (9) of the same Article shall be limited to subsidiaries, etc. of financial holding companies which are financial institutions or companies closely related to the operation of financial business under Article 2 (2). <Added on Jan. 18, 2010; Nov. 24, 2014>

Source: Ministry of Government Legislation

[Amendments to the Supervisory Regulations on Financial Holding Companies]

Article 24-2 (Provision and Management of Customer Information) <Amended on November 29, 2014>

(1) “Methods and procedures determined by the Financial Services Commission” under Article 48-2(1) of the Act means the following: (Newly Inserted on November 29, 2014)

1. The master ledger of customer information shall not be provided.

2. Customer information shall be provided in a manner that ensures access to or use of the information is restricted to users approved by the customer information controller, and that unauthorized access is prevented through encryption or other security measures.

3. Among customer information, unique identifying information as defined in Article 19 of the Enforcement Decree of the Personal Information Protection Act shall be provided in an encrypted form or converted into separate management numbers so that the recipient cannot identify the data subject.

4. Provided customer information shall be stored separately from other information. However, where new information is generated using the provided customer information, this separation requirement shall not apply; provided that, even in such cases, the provided customer information shall be used only within the usage period prescribed in the following subparagraphs. (Amended Dec. 29, 2015)

a. Where approval has been obtained from the customer information controller, the usage period shall be the period approved.

b. Where approval by the customer information controller is exempted pursuant to Subparagraph 9, the usage period shall be limited to the period necessary to achieve the relevant purpose.

5. The information usage period shall not exceed one month. However, where necessary to achieve the purpose of information provision, such as credit risk management, the usage period may exceed one month if approved by the customer information controllers of both the requesting and providing companies. (Amended on December 29, 2015)

6. Upon expiration of the usage period or when the information is no longer necessary for the intended purpose, such information shall be destroyed without delay.

7. When requesting or providing customer information, the customer information controller of the relevant company shall review and approve the request based on the following:

a. Whether the purpose of use corresponds to internal management purposes under Article 48-2(1) of the Act and is specific and appropriate;

b. Whether the scope and usage period of the requested/provided customer information are appropriate;

c. Whether the scope of users and post-use handling methods are appropriate.

8. The customer information controller of a financial holding company shall conduct quarterly inspections of all matters related to the provision and use of customer information among affiliates and shall report the results of a comprehensive annual review to the Governor of the Financial Supervisory Service. (Amended on December 29, 2015)

9. Subparagraphs 5 and 7 shall not apply to the following cases of requests or provision of customer information; provided that, in such cases, the customer information controller of the requesting company shall review compliance with Subparagraph 7 at least once per quarter (amended on December 29, 2015):

a. Performance of duties under Article 27-2(1)(1) through (3) of the Enforcement Decree (Amended on January 31, 2019);

b. Where necessary to comply with laws, regulations, or related rules;

c. Where necessary to comply with internationally accepted laws or global standards;

d. Sharing of customer information for a period not exceeding one month.

② “Information prescribed by the Financial Services Commission” under Article 48-2(2)(4) of the Act refers to the following (Newly Inserted on March 8, 2010; moved from Paragraph 1 on November 29, 2014)

1. Total amount by type of debt securities;

2. Total amount by type of collective investment scheme classified under Article 229 of the Financial Investment Services and Capital Markets Act;

3. Average holding period of securities held by entrustors and average number of transactions over a specified period, based on total entrusted securities.

(3) The internal guidelines under Article 48-2(7) of the Act shall include the following (amended on November 29, 2014; moved from Paragraph 2 on November 29, 2014)

1. Purpose of customer information provision;

2. Restrictions on use of customer information to prevent unfair benefits to specific customers;

3. Types of customer information that may be shared among financial holding companies and affiliates;

4. Names of financial holding companies and affiliates involved in information provision or access;

5. Operational procedures for customer information sharing;

6. Security measures for customer information;

7. Authority and duties of the customer information controller;

8. Disciplinary standards and procedures for violations of internal guidelines;

9. Methods of public disclosure or notification of information handling policies;

10. Methods for notifying customer information provision records;

11. Handling procedures for mergers, spin-offs, business transfers, and compliance with Article 32(8) of the Act on the Use and Protection of Credit Information. (Amended on December 29, 2015)

(4) Except in special circumstances, subsidiaries of a financial holding company shall prepare and operate internal guidelines identical to those of the financial holding company. (Moved from paragraph (3) on November 29, 2014.)

(5) When internal guidelines are enacted or amended, approval by the board of directors of the relevant entity is required. The financial holding company shall report such approval to the Financial Services Commission within two weeks. Minor amendments (e.g., typographical corrections or changes in department names) may be exempt from board approval and the FSC reporting. (newly inserted on December 29, 2015)

(6) The term “procedures determined and publicly notified by the Financial Services Commission” in the main text of Article 27-2(3) in the Enforcement Decree, other than its subparagraphs, means the following:

1. A financial holding company, etc., shall ensure that customers are able to access inquiry records within one month from the date on which customer information is provided.

2. The scope of inquiry records that must be made available to data subjects shall be limited to records for the past three years as of the date the inquiry request is made. (Newly established Dec. 29, 2015)

(7) Where a financial holding company, etc. gives notice pursuant to Article 27-2 (5) of the Enforcement Decree, it shall endeavor to provide customers with a consolidated notice regarding the details of customer information shared among financial holding companies, etc. (Newly Inserted on December 29, 2015)

(8) The information handling policy under Article 27-2(6) of the Enforcement Decree shall include the following (amended on December 29. 2015)

1. The name and business line of the financial holding company, etc.

2. The name and business type of the financial holding company, etc. to which customer information is provided

3. Purpose of customer information provision;

4. Security measures for customer information;

5. Legal basis for the provision of customer information

6. Remedies available to customers who suffer damage as a result of unlawful disclosure of customer information by a financial holding company, etc.

Source: Ministry of Government Legislation

Recently, the financial authorities conducted an emergency inspection across the financial sector following the large-scale data breach at Lotte Card and the hacking incident involving telecommunications carriers, and announced comprehensive measures including card reissuance, full compensation for unauthorized use, strengthening of non-face-to-face authentication, advancement of suspicious transaction detection systems, and reinforcement of telecommunications network security. This series of incidents demonstrates that security vulnerabilities of financial institutions and telecommunications companies are directly linked to consumer confidence, and that risks arising from increased security costs and strengthened regulatory measures, including administrative fines, may have a direct impact on corporate performance going forward.

Meanwhile, Woori Bank, a subsidiary of the Wholly-Owning Parent Company, experienced an incident on June 30, 2026, in which 17,551 customers’ personal information, which had been arbitrarily retained by an external software development vendor that had carried out the NFT platform development project, was leaked due to the vendor’s negligence. The leaked customer information consisted of users’ nicknames and Connecting Information (CI), an encrypted identifier used to identify individuals online. The leaked nicknames are aliases arbitrarily chosen by users and are unrelated to member IDs or login account information, while the CI is a value used to identify individuals online and, by itself, cannot be used to identify any specific individual. As of the date of submission of this amended securities registration statement, it has been confirmed that there have been no cases in which the leaked information has been disseminated online or offline or otherwise misused.

Upon becoming aware of the incident, Woori Bank immediately took emergency measures by having the software development vendor block access to the relevant information. The software development vendor also reported the incident to the Personal Information Protection Commission and posted a notice regarding the incident on its website. In addition, Woori Bank has implemented a separate Fraud Detection System (FDS) to guard against the possibility of financial fraud. Woori Bank also issued an apology to customers in the name of its President and CEO and stated that, should any customers suffer damages as a result of the incident, it would promptly verify such damages and provide appropriate compensation.

Although this incident arose during the management of an outsourced service provider responsible for personal information processing, depending on the results of investigations by the relevant authorities, additional costs may be incurred in the future in connection with administrative sanctions under applicable laws and regulations, damages, litigation, increased investment in information security, and the strengthening of internal control systems. Furthermore, as social expectations regarding personal information protection and information security continue to increase, if incidents of this nature occur or similar incidents are repeated, they could result in diminished customer trust, reputational damage, weakened competitiveness in digital financial services, and constraints on business operations, which could adversely affect the business, financial condition, and results of operations of the Wholly-Owning Parent Company. Investors are therefore advised to take these risks into careful consideration.

The Wholly-Owning Parent Company and its subsidiaries shall continue to enhance internal security measures through internal control procedures and maintain heightened levels of periodic review of customer information management for the protection of customer information. Furthermore, the Company implements control procedures for access to customer information and enhanced security measures to prevent information leakage by internal employees, thereby minimizing the possibility of customer information being disclosed.

However, as attempts by external parties to gain unauthorized access to customer information held by financial institutions, including the Wholly-Owning Parent Company, are expected to continue, there is a possibility that the reputation of the Wholly-Owning Parent Company may be adversely affected in the event of similar incidents occurring in the future, and the impact of costs arising from remedial measures due to customer information leakage, such as card reissuance, potential liability for damages to affected customers, imposition of administrative fines by supervisory authorities, and sanctions including business suspension, cannot be entirely ruled out. Accordingly, investors are advised to take this into consideration when making investment decisions.

G. Risks Arising from the Introduction and Growth of the Fintech Industry

Driven by technological advancement under the Fourth Industrial Revolution, fintech (Financial + Technology) which integrates financial services with technology is fundamentally transforming the structure of the financial industry. Accordingly, the government announced the “Fintech Industry Promotion Plan” at the 3rd Ministerial Meeting on Regulatory Reform in May 2015. Subsequent policy measures were introduced, including the “Fintech Innovation Promotion Plan” (March 2018), the “Fintech Activation Strategy for Financial Innovation” (January 2019), and the “Fintech Scale-Up Strategy” (December 2019), all aimed at providing institutional support for fintech companies through regulatory reform.

In January 2020, the amendments to the Enforcement Decrees of the three data-related Acts (the Personal Information Protection Act, the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc. and the Credit Information Use and Protection Act) were passed by the plenary session of the National Assembly and entered into force in August 2020. With the advent of the “MyData” era under the Enforcement Decree of the three data-related Acts, personal information will be provided to fintech companies and other entities with customer consent, necessitating the establishment of industry countermeasures and the formulation of business strategy directions.

While the emergence of the fintech industry has created opportunities for existing banks to provide new financial services utilizing such technology, non-financial companies are now also able to enter the fintech market, and accordingly, financial holding companies may face deterioration in profitability due to excessive competition in the new financial environment; investors are therefore advised to exercise caution with respect to this risk.

The development of innovative technologies brought about by the Fourth Industrial Revolution is fundamentally transforming the structure of the financial industry through the emergence of fintech (Financial Technology), a new financial service that combines technology and finance. FinTech, a portmanteau of “Financial” and “Technology,” refers to an emerging industry that provides various financial services through the convergence of finance and information technology (IT).

On May 6, 2015, the Financial Services Commission announced the “Fintech Industry Promotion Plan” at the 3rd Ministerial Meeting on Regulatory Reform, setting out three key objectives: fostering fintech startups and growth, expanding consumer-facing services, and building fintech infrastructure, along with 11 detailed action plans.(Refer to the Financial Services Commission press release, “Fintech Industry Promotion Plan for Enhancing Public Convenience and Financial Industry Competitiveness” (May 2015))

In addition, as part of the 11 detailed action plans, it was decided to actively promote regulatory interpretation in advance to facilitate financial institutions’ investments in fintech companies, thereby permitting such investments. Under existing financial-related laws, financial institutions were generally permitted to invest in or control only companies engaged in financial business or businesses related to the operations of financial institutions. However, the Financial Services Commission stated that it would adopt proactive and forward-looking regulatory interpretations to resolve uncertainties regarding the permissible scope of financial institutions’ investments in fintech companies. The scope of such regulatory interpretation is as follows:

Category	Scope of FinTech Services
Electronic Financial Transactions Act

Electronic Financial Business: Electronic payment gateway (PG) services and the issuance and management of direct or prepaid electronic payment instruments, etc.

Electronic Financial Auxiliary Services: VAN and information system operations, etc.

Financial computing industry	i) Providing and managing programs that process and transmit data ii) Sale or lease of computer systems iii) Value-added telecommunications services for relaying or processing data
New industries

i) Financial Data Analysis – credit information analysis and development, big data development

ii) Development of financial software – financial mobile applications, internet banking, financial security, etc. iii) Operation of financial platforms – provision of membership-based securities information

(Source: Financial Services Commission press release)

In particular, taking into account the principle of separation of industrial and financial capital, the Financial Services Commission applied differentiated criteria for small and large enterprises. In the case of small and medium-sized enterprises, entry into the fintech business was permitted where fintech-related activities constituted their primary business (based on criteria such as the proportion of average sales). For large enterprises, entry was permitted where fintech-related business accounted for at least 75% of total revenue or assets. The Financial Services Commission delivered an authoritative interpretation to financial companies and implemented it in May 2015.

However, in order to respond to the Fourth Industrial Revolution, financial companies have been promoting FinTech through technological innovation, but there were limitations to in-house operations within financial companies, and despite authoritative interpretations and regulatory amendments in 2015, uncertainty still remained regarding financial companies’ equity investments in FinTech companies. Accordingly, the Financial Services Commission launched the “Regulatory Reform Task Force for Financial Innovation including FinTech” in October 2018 to facilitate investment by financial companies in FinTech enterprises, and resolved to: (1) provide guidance on existing authoritative interpretations and expand the scope of eligible FinTech companies; (2) confirm the permissibility of investment in FinTech companies under current statutes, regulations, and authoritative interpretations, and establish and operate a fast-track process for related approval procedures; (3) clarify the definition of FinTech under financial statutes and regulations and advance the amendment of related legislation; and (4) review the development of a specialized statistical classification system for FinTech in accordance with the Fourth Industrial Revolution.

In January 2019, recognizing the critical window of opportunity for fintech activation, the Financial Services Commission established six key strategic initiatives to provide systematic and concentrated support: ①proactive operation of the financial regulatory sandbox, ②elimination of outdated regulations, ③expansion of fintech investment, ④fostering of new industry sectors, ⑤support for global market entry, and ⑥strengthening of digital finance and security. In addition, the Special Act on Support for Financial Innovation came into effect in April 2019. Under this framework, a financial regulatory sandbox has been actively implemented, allowing for the temporary suspension or exemption (for up to four years) of licensing and business conduct regulations under financial laws for innovative financial services. The authorities have also been promoting financial infrastructure innovation, including the introduction of open banking and the MyData industry. (Refer to the Financial Services Commission press releases: “Regulatory Innovation Strategy through Promoting Fintech” and “Regulatory Innovation for Promoting Fintech”)

The Financial Services Commission announced its plan to promote ‘Regulatory Innovation for Promoting Fintech’ in October 2019, and the Financial Supervisory Service released its ‘Fintech Scale-up Promotion Strategy’ in December 2019. The details are as follows (refer to the Financial Supervisory Service press release titled “Announcement of Fintech Scale-Up Promotion Strategy” dated December 4, 2019).

[Regulatory Innovation Measures to Promote Fintech]

Category	Description
1. Dynamic Regulatory Innovation in Connection with Regulatory Sandboxes

•

The regulatory sandbox will be used as an opportunity for dialogue with the market, and the necessity of regulatory reform will be re-examined from a zero-based perspective.

•

The government will enhance the quality and level of regulation, while the market will continue to drive innovation, thereby strengthening a dynamic regulatory improvement framework for financial regulation.

2. Tailored Regulatory Innovation for Global Fintech

•

Establishing a world-class regulatory environment that can actively accommodate the business models of leading global fintech unicorns

•

A focused analysis and comparison of the domestic and international regulatory environments for global fintech services with expected potential demand in Korea.

•

Operation of a subgroup-based intensive review structure: the “Fintech Activation Regulatory Innovation Task Force” will be divided into four subgroups to conduct focused reviews of 13 global fintech business models.

① Payment and settlement/platform: Improve the regulatory framework to support fintech companies’ market entry, phased growth, and expansion into comprehensive financial platforms

② Financial investment: Promotion and support for the advancement and sophistication of financial investment management services integrating payment settlement and financial investment

③ Insurance: Emergence of new insurance services, such as peer-to-peer (P2P) insurance, and the promotion of insurtech through the simplification of insurance subscription and claims payment processes.

④ Loans and dating: Enhance the accuracy of credit evaluation and promote supply chain finance through credit assessment and loan underwriting utilizing non-financial information

3. Field-Oriented Regulatory Innovation

•

On-site fintech engagement: Actively maintain communication with fintech companies, financial institutions, fintech labs, and other fintech-related on-site entities to continuously gather and reflect industry feedback.

•

Continuously monitor the implementation progress of 150 adopted tasks identified by the “Fintech Regulatory Reform Task Force” in the first half of the year (announced in June 2019).

(Source: Financial Services Commission Press Release, ‘Regulatory Innovation Measures to Promote Fintech’ (October 15, 2019))

Currently, IT companies have entered the financial services industry in Korea, including ‘Kakao Pay’ (September 2014), a credit card-linked payment service within KakaoTalk, ‘Toss’ (February 2015), a mobile money transfer service by Viva Republica, and ‘Naver Pay’ (June 2015) by Naver, and domestic banks have also entered the fintech business through partnerships with IT companies and proprietary development platforms.

Amid these emerging trends across the financial industry, opportunities have arisen to enhance overall efficiency within the financial sector and to enable existing banks to develop new financial services utilizing fintech technology; concurrently, non-financial enterprises may now enter the fintech market, potentially exposing financial holding companies to intensified competitive pressures and deteriorating profitability, thereby necessitating investor vigilance.

[Examples of Overseas Financial Institutions’ Investments in Fintech Companies]

Category	Examples of Overseas Banks
United Kingdom

•

Barclays: Barclays, which established an internet-only bank, launched a financial application called “Ping It” that provides electronic wallet payment services and telephone number-based remittance services, and banks including HSBC, First Direct, and Nationwide entered into partnerships with fintech company Zapp to introduce simplified mobile payment services.

Canada

•

TD Bank: Acquired the artificial intelligence venture company Layer6 (January 2018). Through this acquisition, TD Bank has sought to leverage AI-based data analytics to identify and predict individual customer needs across various service areas.

Spain

•

Large bank BBVA: Acquired Madiva, a big data analytics company (December 2014), and Spring Studio, a UX design firm (April 2015). These acquisitions have been utilized to develop new business models based on big data and to enhance customer-friendly application development.

United States

•

Goldman Sachs: Invested in social media company Dataminr (March 2015), utilizing big data analytics from social media to identify customer needs and provide key information and market trends.

•

Capital One Financial Group: Acquired ING Direct, an internet-only bank, and has been operating online banking services leveraging fintech technologies.

(Source: Samsung Economic Research Institute, Financial Services Commission press release)

[Examples of Foreign Companies Entering the Fintech Sector]

Industry	Company	Key Elements

Platform	Google	Launched e-wallet ‘Google Wallet’ (‘11), email-based remittance services, etc. Licensed to issue electronic money in the United Kingdom, invested in peer-to-peer lending platform ‘Lending Club’
	Apple	Launched the electronic wallet “Passbook” and pre-installed as standard on iPhone 5 and subsequent models Apple Pay, an NFC-based card payment service, commenced operations in the United States

SNS	Facebook	Obtained approval for electronic money issuance in Ireland, with regulatory effect across the EU. Entered into partnerships with overseas remittance firms such as Azimo (UK).
	Tencent	Launched payment service “Tenpay” and money market fund “Licaitong.” Selected as a pilot participant in China’s private bank initiative (March 2014).

Telecommunications Services	Verizon	In collaboration with AT&T and T-Mobile, launched a mobile payment system “Isis.”

Search	Baidu	• Launched online-exclusive money market fund “Baifa” (October 2013). • Selected as a pilot participant in China’s private bank initiative (March 2014).

E-Commerce	Alibaba	Launched payment service “Alipay,” micro-lending service “Alifinance,” and money market fund “Yu’e Bao.” • Selected as a pilot participant in China’s private bank initiative (March 2014).
	eBay	Launched the payment service ‘PayPal’ on the company’s website Launched the Company’s proprietary prepaid card ‘My Cash’ (2012)
	Amazon	Introduced “Amazon Payments” and “Amazon Wallet.” Launched “Amazon Local Register,” a mobile credit card payment service.

(Source: Financial Supervisory Service, Samsung Economic Research Institute)

In January 2020, amendments to the enforcement decrees of the so-called “Three Data Acts” (the Personal Information Protection Act, the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., and the Credit Information Use and Protection Act) were passed by the National Assembly and took effect in August 2020. The key amendments under the Three Data Acts include the establishment of secure data combination procedures, strengthened safeguards for pseudonymized data, the consolidation of enforcement decrees related to personal information, and the promotion of the MyData industry in the financial sector. With the implementation of the Three Data Acts and the emergence of the “MyData” era, personal information may be provided to fintech companies with customer consent. Accordingly, financial institutions are required to establish countermeasures and develop appropriate business strategies in response to these regulatory and industry changes.

[Amendments to the Three Data Acts]

[Use of Personal Information in All Circumstances]

•

Use of Pseudonymized Information for Commercial purposes

•

Personal Information Management Supervision Function

•

Centralization of authority under the Personal Information Protection Commission

[Personal Information in Online Environments]

•

Collection and use of personal information to promote convergence industry

•

Online personal data regulatory supervision was transferred to the Personal Information Protection Commission.

[Personal Information in Credit Transactions]

•

Analysis and Use of Big Data in the Financial Sector for Pseudonymized Information

•

Pseudonymized information may be used and provided without the consent of the data subject.

Source: Financial Supervisory Service Press Release, ‘Financial Supervisory Service press release, “Key Provisions of the Enforcement Decree Amendments for the Three Data Acts” (March 31, 2020)

On December 26, 2022, the Financial Services Commission announced measures to strengthen support for fintech companies following the report to and outcomes of the 5th Financial Regulatory Innovation Meeting. Taking into account industry conditions such as funding constraints due to rising interest rates, a slowdown in fintech industry growth momentum, and difficulties in overseas expansion, the FSC stated that it would comprehensively enhance support measures, including financial funding support and startup promotion. In addition, on May 18, 2023, the FSC decided to operate the “Financial Data Regulatory Innovation Task Force” in order to establish a foundation for financial innovation and enhanced competitiveness through data utilization, as well as to address challenges faced by the fintech venture sector. Through this task force, key initiatives such as (i) supporting the use of pseudonymized data by small fintech companies, (ii) facilitating data combination, and (iii) promoting financial AI will be reviewed, and a “Financial Data Regulatory Improvement Plan” will be announced, along with necessary follow-up measures such as legislative amendments.

Furthermore, policy-level support for fintech growth is being strengthened. On June 21, 2023, the FSC announced continued efforts to identify leading fintech firms driving financial innovation and to provide comprehensive policy-based financial support. On November 6, 2023, the first selection round of the “K-Fintech 30” program was conducted, selecting 10 companies, with the goal of designating a total of 30 companies over three years (2023–2025). On March 29, 2024, a “Meet-Up” event between financial institutions and fintech companies was held, and such events were announced to be regularized on a quarterly basis. On June 25, 2025, the Financial Services Commission prepared the “Guidelines on Exclusive Operating Rights of Innovative Financial Service Providers” and reported the same to the regular meeting of the Financial Services Commission. The exclusive operating right is a system that supports market establishment by granting a certain period of priority when a business operator providing innovative financial services based on regulatory special exceptions under the Financial Innovation Act obtains the necessary licenses or permissions to convert into a formal business operator under financial-related statutes. Given the continued policy support at the governmental level, financial services utilizing fintech technology are expected to increase further, and competition in this sector is anticipated to intensify accordingly.

Amid these emerging trends across the financial industry, opportunities have arisen both to enhance overall efficiency within the financial sector and to enable incumbent banks to develop new financial services leveraging fintech technology; concurrently, the entry of non-financial enterprises into the fintech market may expose financial holding companies to intensified competitive pressures and deteriorating profitability, necessitating heightened investor vigilance.

H. Risks arising from the launch of internet-only banks

The Financial Services Commission announced the direction of deregulation regarding Internet-only banks in June 2015 and granted licenses to three Internet-only banks by the day preceding the securities registration statement filing date. A new license for a fourth Internet-only bank is currently underway. The introduction of internet-only banks is expected to generate positive effects such as cost reductions for digital banks and the promotion of product development among existing financial institutions. However, increased competition may lead to a decline in market share, pricing competitiveness, and profitability of incumbent commercial banks. Investors are advised to take this into consideration.

An internet-only bank (Internet Primary Bank) refers to a bank that conducts most of its operations through electronic channels such as automated teller machines (ATMs) and the internet, with few or no physical branches. Internet-only banks differ from traditional commercial banks in terms of customer transaction channels, business models, revenue structure, risk management, and capital requirements.

In June 2015, the Financial Services Commission announced a deregulation framework for internet-only banks. In December 2016, it granted approval for K Bank Co., Ltd., the first internet-only bank in Korea, marking the first new bank license approval in 24 years. In April 2017, KakaoBank Corp. was also granted final approval. Following the preliminary approval of two internet-only banks in November 2015, the licensing process, which took approximately one and a half years, was concluded.

The FSC has evaluated that internet-only banks have served as a core driver of fintech innovation by introducing new financial services and expanding the structure of financial products. Following their introduction, competition among banks, particularly in interest rates for customer acquisition, has intensified. However, it was also assessed that overall competition in the banking sector remains insufficient. Accordingly, on December 24, 2018, the FSC announced its plan to grant up to two additional internet-only bank licenses in order to further promote innovation in the financial industry and enhance banking sector competitiveness.

As of the end of March 2019, applications for preliminary approval were submitted by three consortia (Kiwoom Bank, Toss Bank, and Anyband Smart Bank). In the preliminary review conducted on May 26, 2019, Anyband Smart Bank was rejected due to incomplete documentation, while Kiwoom Bank and Toss Bank were not granted preliminary approval based on the evaluation by the external assessment committee and the review results of the Financial Supervisory Service. Subsequently, Toss Bank obtained preliminary approval in December 2019, submitted its application for full approval on February 5, 2021. Subsequently, on June 9, 2021, the Financial Services Commission convened a regular meeting and resolved to grant final approval for Toss Bank’s banking business license, and Toss Bank commenced operations on October 5.

[Re-initiation of Internet-only Bank Licensing]

◾ In order to promote financial innovation and enhance competition in the banking sector, additional internet-only banks led by innovative ICT companies will be established.

1. (Number of Licenses) In light of the assessment results regarding the degree of competition in the banking industry and trends in major overseas countries, the policy of licensing no more than two new entities shall be maintained.

2. (Licensing review criteria) In addition to statutory requirements under the Banking Act, evaluations under the Internet-only Bank Act will be conducted, focusing on shareholder composition, business plan innovation, inclusiveness, and financial soundness.

3. (Licensing schedule) Submission of preliminary applications (October 10–15, 2019) --> Review and announcement of results (within 60 days from application date)

Source: Financial Services Commission Press Release

Meanwhile, the Financial Services Commission announced the “Plan for Improvement of Banking Management, Business Practices, and Systems” on July 5, 2023. Among the six review items, as improvement measures for ‘Promoting Competition in the Banking Sector’, the committee proposed (1) facilitating the entry of new players into the banking sector, (2) promoting competition with commercial banks through other players such as savings banks, (3) strengthening collaboration between financial sectors and between finance and IT, and (4) promoting competition in loan and deposit interest rates among existing financial companies, and announced that it would pursue new licenses for commercial banks, including Internet-only banks, as part of the improvement measures. Accordingly, in March 2025, four consortia, including the Korea SOHO Bank (KSB) consortium (comprising Woori Bank, NH NongHyup Bank, BNK Busan Bank, Hana Bank, and OK Savings Bank), submitted preliminary applications to the financial authorities. In September 2025, while the Financial Services Commission positively evaluated aspects such as the expansion of financial opportunities for small business owners and the innovation in integrating technology with finance, it concluded that certain aspects, including shareholder capital strength, business sustainability, and operational stability, were insufficient. The consortium stated that it would address these shortcomings and reapply during the current administration’s term.

In addition, discussions regarding the introduction of a fourth internet-only bank have recently resumed. Although discussions regarding the necessity and direction of introducing new Internet-only banks have resumed through National Assembly debates and seminars, the Financial Services Commission maintains a cautious position, taking into account financial market stability and potential impacts on the existing financial market. As the related regulatory framework is refined and policy discussions progress, additional licenses for Internet-only banks may be granted, which could intensify competition between existing commercial banks and Internet-only banks and may adversely affect market share, price competitiveness, and profitability. The COVID-19 pandemic has further accelerated the trend toward financial transactions conducted via the Internet and mobile platforms, and the increased likelihood of new market entrants may adversely affect the operating environment of Woori Bank, a principal subsidiary of the Wholly-Owning Parent Company. Investors are advised to consider risks such as potential declines in market share, pricing competitiveness, and profitability.

While the introduction of internet-only banks may generate positive effects, including cost savings from online operations and enhanced product development, it may also lead to negative effects such as intensified price competition resulting from adjustments in deposit and lending rates across banks and non-bank financial institutions, accelerated branch closures, and increased investment in non-face-to-face channels. Furthermore, should a substantial number of customers migrate to internet-only banks over the medium to long term, this may adversely affect the traditional banking industry and could have direct or indirect implications for financial holding companies; accordingly, investors are advised to take this into consideration.

I. Risks Arising from Enhanced Anti-Money Laundering Obligations

Financial institutions’ anti-money laundering obligations are being strengthened both domestically and internationally. Recent inspections by domestic financial authorities, similar to those conducted by international organizations and U.S. financial regulatory authorities, have increasingly focused on evaluating the substantive operational effectiveness of anti-money laundering systems rather than mere formal compliance. The assessment results are directly linked to the external competitiveness of the financial industry and constitute a threat factor for financial companies, and the strengthening of sanctions by major countries may undermine the soundness of financial institutions subject to anti-money laundering regulations.

Meanwhile, the Financial Action Task Force (FATF) conducted a mutual evaluation of Korea’s AML and counter-terrorist financing (CTF) regime starting in January 2019, and published its mutual evaluation report on April 16, 2020. The results of these mutual evaluations serve as a measure of transparency for the financial and judicial systems of the respective countries and are utilized in various ways by credit rating agencies and other entities. Korea was classified as being subject to “enhanced follow-up,” the same category as the United States, Australia, Canada, Singapore, and China. The report generally assessed that Korea has a strong understanding of money laundering and terrorist financing risks and has achieved positive outcomes based on a sound legal and institutional framework. Based on the assessment results, Korea is subject to ongoing FATF follow-up monitoring. However, if future follow-up reviews or subsequent mutual evaluations result in negative assessments, this may adversely affect the country’s external creditworthiness, financing costs of exporting companies, and foreign exchange transactions. Investors are advised to take this into consideration.

The Financial Action Task Force (FATF) is an intergovernmental body established in 1989 to implement financial actions related to United Nations conventions and Security Council resolutions. Its mandate has progressively expanded from combating drug-related money laundering to addressing proceeds of serious crimes, terrorist financing, and the financing of proliferation of weapons of mass destruction. The FATF consists of members, associate members, and observers, and Korea became a full member in 2009. The key functions of the FATF are as follows:

Key Functions of the FATF (Financial Action Task Force)

•	Establish international standards for joint responses to transnational money laundering and terrorist financing, and assess each country’s implementation status

•	Determination of financial sanctions against non-cooperative countries and countries that fail to comply with international standards

•	Research on money laundering and terrorist financing methods, development of countermeasures, etc.

Source: Financial Services Commission press release, “Participation in the 30th FATF Plenary, 2nd Session – Reference Materials” (February 26, 2019)

The FATF may evaluate whether the anti-money laundering systems of member countries comply with international standards and may impose follow-up monitoring and sanctions. In fact, Iceland was recently referred to sanction procedures as the first FATF member country subject to such proceedings. If sufficient improvements are not made, the initiation of sanction procedures may be publicly disclosed worldwide. In such cases, cross-border foreign exchange transactions may be subject to additional premiums, and transactions with other member countries may face disadvantages.

In recent years, AML obligations imposed on financial institutions have been strengthened not only domestically but also internationally. Inspection priorities of international organizations and U.S. financial authorities have increasingly focused on the effectiveness of AML systems in practice, rather than mere formal compliance. The results of such assessments are directly linked to the international competitiveness of financial institutions and therefore constitute a material risk factor. The five principal obligations set forth by the FATF are: ① customer due diligence; ② record-keeping; ③ suspicious transaction reporting; ④ prohibition against disclosure of suspicious transaction reports; and ⑤ AML/CFT (Anti-Money Laundering/Countering the Financing of Terrorism) supervision, examination, and sanctions.

In the domestic financial sector, the establishment of an AML (Anti-Money Laundering)/CFT (Combating the Financing of Terrorism) framework has emerged as a key priority. In particular, as the number of cases involving substantial fines imposed due to inadequate systems continues to increase, this is being recognized as a serious management risk. In the case of overseas banks, the U.S. government imposed sanctions on them for engaging in financial transactions with so-called blacklisted countries subject to U.S. financial sanctions, such as Iran, and BNP Paribas of France and Standard Chartered Bank of the United Kingdom were fined trillions of won.

Meanwhile, the Financial Action Task Force (FATF) conducted a mutual evaluation of Korea’s AML and counter-terrorist financing (CTF) regime starting in January 2019, and published its mutual evaluation report on April 16, 2020. The results of these mutual evaluations serve as a measure of transparency for the financial and judicial systems of the respective countries and are utilized in various ways by credit rating agencies and other entities. Korea was classified as being subject to “enhanced follow-up,” the same category as the United States, Australia, Canada, Singapore, and China. The report generally assessed that Korea has a strong understanding of money laundering and terrorist financing risks and has achieved positive outcomes based on a sound legal and institutional framework. Based on the evaluation results, Korea is subject to follow-up monitoring by the FATF, and should negative assessments be received during such follow-up reviews or the subsequent mutual evaluation cycle, this may adversely impact the nation’s international creditworthiness, the financing costs of export enterprises, and foreign exchange transactions.

[International Standards Framework for Anti-Money Laundering and Countering the Financing of Terrorism Regimes]

Objectives

Enhancing financial transparency and social safety through the prevention of money laundering and the blocking of terrorist financing

In 2012, “targeted financial sanctions to prevent the financing of the proliferation of weapons of mass destruction (WMD)” was additionally incorporated.

Evaluation Criteria	1. Preventive Measures	2. Judicial System	3. Countering the Financing of Terrorism (CFT)	4. International Cooperation	5. Transparency Measures
Detailed Information	• Implementation of and supervision over the system for financial institutions and specified non-financial businesses	• Criminalization of money laundering • Collection and provision of financial information • Confiscation of proceeds of crime	• Criminalization of terrorist financing • Immediate freezing of terrorist funds • Targeted financial sanctions against persons involved in financing	Through international cooperation • Exchange of information • Confiscation of proceeds of crime • Extradition of offenders	• Transparent management of information on beneficial owners of corporations and trusts

Source: Financial Services Commission Press Release, “Response Direction to FATF (Financial Action Task Force) Mutual Evaluation” and Announcement of the Results of the “National Money Laundering and Terrorist Financing Risk Assessment” (November 27, 2018)

The financial sector has expanded its full-time monitoring personnel and enhanced its monitoring systems as infrastructure improvement activities to increase the effectiveness of anti-money laundering operations, and has introduced a risk-based money laundering risk assessment framework and operates risk assessment procedures for new products and services. An implementation framework has also been established in accordance with AML (Anti-Money Laundering) guidelines relating to virtual currencies. In preparation for FATF (Financial Action Task Force) mutual evaluations, financial institutions are conducting special reviews and continuous monitoring of areas vulnerable to compliance deficiencies in customer due diligence (CDD), particularly in relation to corporate customers. Through compliance reviews for the Federal Reserve Board (FRB) regulations and New York State regulatory requirements (Part 504), as well as the dispatch of personnel from headquarters, they are proactively responding to on-site examinations conducted by local supervisory authorities.

If domestic financial institutions fail to establish internal control systems that comply with international standards, they will not only be unable to proactively address money laundering regulatory risks, but such failure may also adversely affect the soundness and operational stability of the financial institutions. Accordingly, investors are advised to carefully monitor the strategies employed by domestic and foreign financial institutions in responding to changes in the anti-money laundering regulatory environment.

[Business Risks of wholly-owned subsidiary Tongyang Life Insurance Co., Ltd.]

A. Risks arising from economic fluctuations

The life insurance industry is a domestic sector that is highly sensitive to household disposable income and macroeconomic indicators. According to the Bank of Korea (February 2026), Korea’s economic growth rate for 2026 is projected to increase by 1.0 percentage point compared to the previous year (1.0%), driven by robust export performance of major IT industry products, to record 2.0%. However, the growth path is highly uncertain, with growth expected to moderate again to 1.8% in 2027. Furthermore, the IMF (April 2026) revised downward its global economic growth forecast for 2026 to 3.1%, compared to 3.4% in the previous year, reflecting the intensification of protectionist trade policies and heightened geopolitical risks. Such domestic and international economic downturn trends are highly likely to result in a reduction in households’ real income, leading to an increase in insurance policy lapse rates and a contraction in new demand. In particular, under the IFRS 17 and K-ICS regimes, the volatility of capital and earnings resulting from macroeconomic fluctuations has significantly increased compared to the past due to the mark-to-market valuation of assets and liabilities. Investors are therefore advised to be fully cognizant of the adverse effects that domestic and international economic fluctuations may have on the financial soundness and operating performance of the life insurance industry.

An insurance product is a contract whereby, for the purpose of providing coverage against risk, a party agrees to pay money or other benefits upon the occurrence of a fortuitous event in exchange for consideration; under the Insurance Business Act, insurance products are classified into life insurance products, non-life insurance products, and third-sector insurance products.

[Classification and Definition of Products under the Insurance Business Act]

Category	Definition under the Insurance Business Act	Principal Products
Life Insurance Products	Contracts under which a party promises to pay a sum of money or other benefits stipulated in relation to the survival or death of a person for the purpose of risk coverage, in exchange for consideration	Life insurance, pension insurance (including retirement insurance), etc.
Non-life Insurance products	Contracts under which, for the purpose of risk coverage, the insurer undertakes to provide monetary payment or other benefits in consideration for premiums received in respect of losses arising from a contingent event (excluding illness, injury, and nursing care).	Fire, marine, motor vehicle, surety, reinsurance, liability, engineering, property rights, theft, glass, livestock, nuclear, expense, weather, and other types.
Third-sector insurance products	Contracts under which, for the purpose of risk coverage, the insurer undertakes to provide monetary payment or other benefits in consideration for premiums received in relation to illness, injury, or nursing care arising therefrom. Examples include personal accident insurance, health (disease) insurance, and long-term care insurance, among others.	Accident insurance, disease insurance, nursing care insurance, etc.

Data: Insurance Business Act

Life insurance and non-life (property and casualty) insurance both share the fundamental risk coverage function inherent to insurance, which is to mitigate uncertainty in economic life arising from contingent events. Meanwhile, third-sector insurance is neither classified as life insurance in that it does not cover insurance events related to human survival or death, nor can it be strictly classified as non-life insurance in that it does not indemnify the actual amount of loss incurred. Under the KCC, insurance contracts are classified into non-life insurance and personal insurance. Non-life insurance is further categorized into fire insurance, marine insurance, transportation insurance, liability insurance, and motor insurance, while personal insurance is subdivided into life insurance and accident insurance.

Life insurance refers to a personal insurance contract that becomes effective when an insurance company agrees to pay a specified sum in the event of a contingent event relating to the survival or death of the insured, in consideration of premiums paid by the policyholder. Life insurance refers to a personal insurance contract under which an insurance company receives premiums agreed upon with the policyholder and undertakes to pay a fixed amount upon the occurrence of a contingent event related to the survival or death of the insured. Life insurance differs from non-life insurance in that it is a fixed-benefit insurance, in which a predetermined amount is paid regardless of the existence or magnitude of actual loss.

Life insurance products may be classified into survival insurance, death insurance, and mixed life-and-death insurance depending on whether the insured event relates to survival or death. They may also be categorized, based on their purpose, into protection-type insurance and savings-type insurance.

Life insurance products are developed based on the principle of equivalence of premiums and benefits and the law of large numbers. They are composed of three actuarial elements: the expected risk rate, the expected interest rate, and the expected expense ratio. As the calculation methods and valuation methodologies are highly complex, life insurance requires a high level of professional expertise and mathematical actuarial capability.

Insurance also plays a role as a social safety net by contributing to the economic stability of members of society. Accordingly, when deemed socially necessary, the government may directly operate public insurance schemes, and financial regulators impose strict supervision and regulation on private insurers. In this regard, insurance is a highly public-oriented industry compared to other sectors.

In general, for protection-type insurance products, consumers often do not fully recognize the need for coverage of the risks insured. As a result, insurance products are typically perceived not as products that consumers actively “buy,” but rather as products that insurers “sell.” Therefore, the insurance industry has the characteristics of a push-driven industry, and accordingly, distribution and sales organizations play a critical role within the industry.

The life insurance industry is a typical domestic demand-driven industry and is significantly affected by macroeconomic cycles such as GDP growth. The wholly-owned subsidiary’s business is substantially dependent on domestic individual customers. Changes in domestic economic conditions affecting these customers—such as economic growth, unemployment rates, interest rates, real estate market conditions, consumer spending, and the regulatory environment—may lead to increases or decreases in demand for life insurance products, which in turn may affect the operating results and financial condition of the wholly-owned subsidiary.

Meanwhile, according to the Economic Outlook Report published by the Bank of Korea in February 2026, Korea’s economic growth rate for 2026 is projected to rebound to 2.0%, compared to 1.0% in the previous year. This recovery is mainly driven by strong export performance in key IT sectors, particularly semiconductors. However, construction investment continues to remain weak, and the recovery in non-IT sectors is proceeding at a slower pace, resulting in a clear divergence in sectoral recovery trends.

The projected growth rate for 2027 is expected to moderate to 1.8%, as domestic demand gradually improves, while export growth is constrained by weakening trade conditions. The report also notes that significant uncertainty remains in the growth outlook. Upside risks include continued strong semiconductor exports and possible further delays in the imposition of U.S. tariffs, while downside risks include deterioration in trade conditions due to U.S. tariff policies, increased geopolitical risks leading to raw material price volatility, and delayed recovery in domestic demand.

[Domestic Economic Growth Trends and Projections] (Unit: %)

(Unit: %)	2024		2025		2026		2027
	Annual	H1	H2	Annual	H1	H2	Annual	Annual
GDP growth rate	2.0	0.3	1.6	1.0	2.4	1.6	2.0	1.8
Private consumption	1.1	0.7	1.9	1.3	2.3	1.3	1.8	1.8
Construction Investment	-3.3	-12.2	-7.5	-9.9	-0.8	2.6	1.0	1.5
Facility Investment	1.7	4.5	-0.4	2.0	2.4	2.3	2.4	2.0
Investment in intellectual property products	1.2	1.9	3.8	2.9	3.4	3.5	3.5	2.6
Export of Goods	6.4	1.7	4.4	3.1	3.5	0.8	2.1	2.3
Importation of goods	1.3	1.7	2.5	2.1	3.4	1.5	2.5	2.6

Data: Bank of Korea Economic Outlook Report (February 2026)

At present, numerous factors remain that could impede global economic growth, including the potential introduction of global tariffs by the United States, the intensification of protectionist policies, and the protraction of geopolitical conflicts. In particular, if the impact of the U.S. government’s tariff policy on overall export items becomes visible, it is anticipated that, given the characteristics of the Korean economy, domestic economic recovery and economic growth may be significantly constrained. The life insurance industry, which is characterized as a domestic demand-driven sector and a lagging economic indicator, may experience policy lapses and weakened new demand due to declines in households’ real income during economic downturns or periods of financial market instability. This may adversely affect the business operations, operating performance, and financial condition of life insurance companies. Accordingly, investors are advised to take this into consideration when making investment decisions.

In April 2026, the International Monetary Fund (IMF), in its World Economic Outlook, projected global economic growth at 3.1% for 2026 and 3.2% for 2027. This represents a decrease of 0.2 percentage points compared to the January 2026 projection of 3.3% for 2026. The IMF has assessed that downside risks dominate the outlook for global economic growth this year. Key downside factors include heightened geopolitical uncertainty such as ongoing conflicts, a contraction in global consumption and investment, limited fiscal and monetary policy space due to high interest rates and elevated debt levels, and heightened volatility in financial and foreign exchange markets, including the potential for repricing of equities and other asset prices.

Meanwhile, the IMF noted that global economic growth could benefit from upside factors such as easing geopolitical uncertainty, accelerated structural reforms in major advanced economies, and productivity gains driven by the adoption of artificial intelligence (AI). Additional upside factors cited included the potential for fiscal and monetary policy easing in certain countries and low energy prices to have a positive effect on economic growth. The International Monetary Fund projected Korea’s growth rate for 2026 at 1.9%, unchanged from its January forecast.

Global economic conditions are significantly influenced by uncertainties in monetary policy across countries, including inflation dynamics and the timing of interest rate adjustments, as well as geopolitical and trade disputes. The domestic economy is also exposed to various downside risks, including geopolitical risks related to North Korea, thereby necessitating continuous monitoring of both global economic conditions and domestic developments. Such economic slowdown and heightened uncertainty may adversely affect the operating performance and profitability of life insurance companies.

[Global Economic Growth Forecast] (Unit: %, %p.)

Economic growth rate	2025 (E)	2026 (E)		2027 (E)
		January 2026 (A)	April 2026 (B)	Adjustment range (B-A)	April 2026
Worldwide	3.3	3.3	3.1	-0.2	3.2
Developed countries	1.7	1.8	1.8	—	1.7
United States	2.1	2.4	2.3	-0.1	2.1
Eurozone	1.4	1.3	1.1	-0.2	1.2
Germany	0.2	1.1	0.8	-0.3	1.2
Japan	1.1	0.7	0.7	—	0.6
United Kingdom	1.4	1.3	0.8	-0.5	1.3
Canada	1.6	1.6	1.5	-0.1	1.9
Korea	1.0	1.9	1.9	—	2.1

Emerging and Developing Countries	4.4	4.2	3.9	-0.3	4.2
China	5.0	4.5	4.4	-0.1	4.0
India	7.3	6.4	6.5	0.1	6.5

Note: Economic growth rates for 2025, 2026, and 2027 are forecasts.

Data: IMF, World Economic Outlook(2026.04)

In particular, the life insurance industry, which is characterized by its domestic market orientation and counter-cyclical nature, is highly susceptible to policy lapses (increased surrender rates) and contraction in new demand due to declining real household income during economic downturns or periods of financial market instability. In addition, under the IFRS 17 and K-ICS regimes, assets and liabilities are measured at market value; accordingly, capital volatility arising from fluctuations in macroeconomic indicators has increased significantly compared to the past. Accordingly, investors are advised to fully understand the sensitivity of domestic and global economic conditions and related downside risk factors before making investment decisions.

B. Risks arising from intensified competition in the life insurance industry

Although the life insurance industry has relatively high barriers to entry, including a minimum paid-in capital requirement of KRW 30 billion for the operation of a comprehensive life insurance business, competition remains intense, with 22 insurers operating as of January 2026. The industry continues to exhibit an oligopolistic structure, with the top three companies (Samsung Life Insurance, Hanwha Life Insurance, and Kyobo Life Insurance) accounting for 50.6% of total premium income as of 2025. At the same time, aggressive business expansion by financial holding company-affiliated insurers has increased the market share of mid- and small-sized insurers to 37.4%, further intensifying competition for market leadership. In particular, following the adoption of IFRS 17, the so-called “big blur” phenomenon has accelerated, as boundaries between life and non-life insurance have become increasingly indistinct in the third-sector insurance market (such as health and accident insurance) in pursuit of Contractual Service Margin (CSM), a key indicator of future profitability. Furthermore, the expansion of GA (general agency) distribution channels and the entry of big tech companies into insurance comparison and recommendation services have further complicated competition for sales dominance. As of 2025, the industry has continued to exhibit a low-growth trend, with an asset yield of 3.29% and return on assets (ROA) of 0.53%. Excessive acquisition costs incurred to increase new business CSM share may adversely affect short-term profitability and increase volatility in future earnings, and therefore constitute a material risk factor. Accordingly, investors are advised to carefully consider the adverse impact that intensified competition in the life insurance industry may have on the financial performance of life insurance companies.

In order to engage in the insurance business, there exist high institutional barriers to entry, including the requirement to satisfy the capital requirements set forth in Article 9 of the Insurance Business Act and Article 12 of the Enforcement Decree thereof, as well as the requirement to obtain authorization from the Financial Services Commission.

[Minimum Capital Requirements by Insurance Line]

Minimum Paid-in Capital	Permitted Insurance Lines	Remarks
KRW 30 billion	Guarantee Insurance, Reinsurance

•

In order to sell the full range of life insurance products, a minimum paid-in capital of KRW 30 billion is required. However, where only a portion of the insurance lines is operated, the provisions set forth on the left shall apply.

•

Where two or more lines are operated, the required capital shall be the lesser of (i) the sum of the required amounts for each line or (ii) KRW 30 billion.

KRW 20 billion	Life insurance, pension insurance, retirement insurance, and automobile insurance
KRW 15 billion	Marine Insurance, Aviation Insurance, Transportation Insurance
KRW 10 billion	Fire insurance, liability insurance, accident insurance, health insurance, long-term care insurance
KRW 5 billion	Engineering insurance, property rights insurance, other insurance lines

Data: Ministry of Government Legislation

The domestic life insurance industry in Korea expanded to a maximum of 33 companies prior to the 1998 Asian financial crisis. Following the crisis, however, industry consolidation through mergers and acquisitions (M&As) and the resolution of distressed insurers led to a reduction in the number of life insurance companies, which has remained at 22 as of January 2026. After the foreign exchange crisis, new entry into the market through full-line life insurance licenses has been effectively restricted. However, since the 2010s, the emergence of niche insurers such as IBK Pension Insurance Co., Ltd., online-only insurers such as Kyobo LifePlanet Life Insurance Co., Ltd., and more recently digital insurers such as Kakao Pay Insurance Co., Ltd. has introduced new competitive dynamics within the market.

[Trends in the Number of Life Insurance Companies by Year] (Unit: Company)

Category	2019	2020	2021	2022	2023	2024	2025	January 2026
Number of Life Insurance Companies	24	24	23	23	22	22	22	22

Data: Korea Life Insurance Association

The domestic life insurance market is highly competitive, led by the “Big Three” insurers (Samsung Life Insurance, Hanwha Life Insurance, and Kyobo Life Insurance), which leverage strong capital bases and brand recognition, alongside financial holding company-affiliated insurers formed through mergers, mid- and small-sized insurers, and foreign insurers with strengths in specific distribution channels.

From 2017 to 2025, the market has continued to exhibit an oligopolistic structure led by the top three insurers. However, structural changes have been observed, including a sharp increase in the market share of domestic mid- and small-sized insurers to 37.4% as of 2025, while the share of foreign insurers declined to 12.1%.

[Life Insurance Market Share (Based on Premium Income)] (Unit: %)

Category	2017	2018	2019	2020	2021	2022	2023	2024	2025
Top 3 companies	50.4	49.5	49.5	48.1	47.9	51.3	52.1	50.9	50.6
Small and medium-sized domestic companies	32.5	32.0	30.7	32.5	33.6	29.8	28.8	30.8	37.4
Foreign companies	17.1	18.5	19.9	19.4	18.5	18.9	19.1	18.3	12.1
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Note 1) Top 3 companies: Samsung, Hanwha, and Kyobo

Note 2) Domestic small and medium-sized companies (13 companies): KDB Life Insurance, NH Nonghyup Life Insurance, Mirae Asset Life Insurance, Shinhan Life Insurance, Heungkuk Life Insurance, DB Life Insurance (formerly Dongbu Life), KB Life Insurance, iM Life Insurance (formerly DGB Life Insurance), IBK Pension, Hana Life Insurance, Kyobo Lifeplanet Life Insurance, Tongyang Life Insurance, and ABL Life Insurance (formerly Allianz Life)

Note 3) Foreign companies (6 companies): MetLife Life Insurance, AIA Life Insurance (formerly AIG Life), LINA Life, BNP Paribas Cardif Life, and Chubb Life (formerly Ace Life), Fubon Hyundai Life)

Note 3) Market share is calculated based on the sum of the general account and the special account

Data: Financial Statistics Information System of the Financial Supervisory Service

In terms of individual company market share, while the three major companies maintain solid dominance, companies affiliated with financial holding groups and those with competitive advantages in the retirement pension market have demonstrated notably strong performance.

[Market Share of Individual Life Insurance Companies (Based on Premium Income)] (Unit: %)

Life Insurance Company	2023	2024	2025
Samsung Life Insurance	22.5	22.0	21.0
000	12.8	16.1	15.5
Kyobo Life	10.2	12.8	14.1
Shinhan Life	6.5	6.2	7.0
NH Nonghyup Life	8.2	5.6	4.7
Mirae Asset Life	4.8	3.8	3.9
Tongyang Life	4.2	4.2	3.8
KB Life	3.5	4.1	4.5
Heungkuk Life Insurance	4.0	2.9	3.5
LINA Life	3.1	2.8	2.6
Others	20.2	19.5	19.5
Total	100.0	100.0	100.0

Note 1) Others: MetLife, IBK Pension, Fubon Hyundai, AIA, etc.

Data: Financial Statistics Information System of the Financial Supervisory Service

As of 2025, based on gross written premiums, the domestic life insurance market in Korea continues to maintain a stable oligopolistic structure, with the top three insurer, i.e., Samsung Life Insurance (21.0%), Hanwha Life Insurance (15.5%), and Kyobo Life Insurance (14.1%), collectively accounting for a 50.6% market share. In particular, financial holding company-affiliated insurers such as Shinhan Life Insurance (7.0%) and KB Life Insurance (4.5%) have been gradually expanding their market share by leveraging the strong capital strength and extensive networks of their parent holding companies. While the market dominance of large insurers continues, the industry remains exposed to intense competition among holding company-affiliated insurers and mid- to small-sized insurers.

Following the adoption of IFRS 17, competition has intensified not only in terms of premium income share but also in securing Contractual Service Margin (CSM), a key indicator of future profitability. As life insurers actively expand into the third-sector insurance market, such as health and accident insurance, the boundaries between life insurance and non-life insurance have become increasingly blurred, a phenomenon referred to as the “big blur.” This trend may place downward pressure on profitability due to rising marketing expenses and acquisition commissions.

The shift from captive (in-house) sales channels to GA (General Agency) channels and the separation of product manufacturing and distribution functions has increased volatility in market share. In addition, the entry of big tech companies such as KakaoPay and Toss into insurance comparison and recommendation services has further complicated competition for distribution channel dominance, thereby increasing the risk of market share erosion for foreign and mid- to small-sized insurers with channel-specific strengths.

As a result of this intensified competitive environment, key profitability indicators in the life insurance industry, such as return on assets (ROA) and investment yield on assets under management, have remained at low levels, with an investment yield of 3.29% and ROA of 0.53%, reflecting a prolonged low-growth environment. In particular, under IFRS 17, excessive operating expenses incurred to secure new business CSM may adversely affect short-term profitability and increase volatility in future earnings, thereby constituting a material risk factor.

[Key Profitability Indicators of Life Insurance Companies] (Unit: %)

Category	2017	2018	2019	2020	2021	2022	2023	2024	2025
Investment Yield on Assets under Management	3.55	3.61	3.46	3.11	3.25	3.10	3.26	3.48	3.29
Return on Assets (ROA)	0.48	0.48	0.35	0.36	0.38	0.38	0.56	0.63	0.53

Data: Life Insurance Association Monthly Life Insurance Statistics

As such, the life insurance market is highly competitive, with large insurers pursuing defensive strategies to maintain market share while financial holding companies and small to mid-sized insurers aggressively seek to expand their market presence. In particular, excessive business expenditures incurred to secure CSM market share following the adoption of IFRS 17 may adversely affect the profitability of life insurance companies. Investors are advised to give due consideration to these risks.

C. Risks Relating to Funding and Capital Raising

The life insurance industry is a capital-intensive sector that manages large-scale assets and assumes long-term insurance payment obligations. With the full implementation of IFRS 17 and the Korean Insurance Capital Standard (K-ICS) in 2023, required capital for insurers has significantly increased, making capital expansion and funding capability a key determinant of business competitiveness. In fact, the industry’s issuance of capital securities has reached as high as approximately KRW 7.05 trillion annually (in 2024) between 2021 and 2025, indicating persistent funding pressure. In addition, rising interest rates and widening credit spreads may increase interest expenses, thereby creating negative spread risk and leading to potential declines in profitability. In particular, as the requirement to maintain a “Tier 1 Capital K-ICS Ratio of 50%” is expected to be introduced from 2027, the ability to enhance capital adequacy through subordinated debt (Tier 2 Capital) may become more constrained. Furthermore, the market practice of exercising call options after five years may result in a significant volume of call maturities from 2025 onward, making refinancing in a high-interest-rate environment a critical challenge to financial flexibility. Furthermore, investors should note that the risks of ‘credit differentiation’ and funding polarization arising from concerns over non-performing real estate project financing (PF) and overseas commercial real estate assets are further increasing capital raising costs for insurers with weak financial structures, thereby entrenching polarization within the industry, and that failure to raise capital at an appropriate time and at a reasonable cost under such circumstances may result in constraints on business expansion and weakening of operational competitiveness due to declining solvency ratios and credit rating downgrades.

Life insurance companies are capital-intensive institutions that must manage large-scale assets and fulfill long-term insurance liabilities. With the full implementation of IFRS 17 and K-ICS in 2023, the measurement of risk has become more sophisticated, significantly increasing insurers’ required capital. Accordingly, the ability to raise capital and secure funding has become a core factor determining competitiveness in the life insurance industry.

Life insurers rely heavily on capital securities such as subordinated bonds and hybrid capital instruments to strengthen available capital. The interest rate on such securities is determined by adding the insurer’s credit spread to the government bond rate. From 2024 through the first half of 2026, market interest rates have remained highly volatile due to ongoing global geopolitical risks and uncertainty in monetary policy. In fact, capital securities issuance in the life insurance industry increased sharply from approximately KRW 2.75 trillion in 2023 to approximately KRW 7.05 trillion in 2024, and issuance of approximately KRW 2.50 trillion continued in 2025, indicating that funding pressures remain persistent across the industry. If upward pressure on interest rates persists or credit spreads widen due to deteriorating investor sentiment, life insurance companies will be compelled to bear high interest costs, which will result in a negative spread against asset management returns and consequently impair overall profitability.

[Trends in Capital Securities Issuance by Life Insurance Companies] (Unit: (KRW million)

Category	FY2025	FY2024	FY2023	FY2022	FY2021
Issued Amount	2,495,000	7,049,000	2,754,000	2,378,000	1,219,500

Note: Based on the issuance amount of subordinated debt by life insurance companies for each fiscal year

Data: Korea Securities Depository Securities Information Portal

Financial authorities are strengthening regulations not only on the quantitative expansion of capital but also on its qualitative aspects in order to enhance insurers’ actual loss-absorbing capacity. In March 2025, the Financial Services Commission announced the “Measures to Advance the Capital Regulation Framework for the Insurance Industry,” aimed at enhancing the regulatory framework based on a reassessment of the adequacy of capital regulation in connection with IFRS 17 and the Korean Insurance Capital Standard (K-ICS).

[Key Improvements under the Measures to Enhance Capital Regulations in the Insurance Industry]

① Strengthening of K-ICS Tier 1 Capital and Rationalization of Supervisory Standards

▪ Establishment of regulatory thresholds for the Tier 1 Capital ratio and enhancement of disclosure requirements through prompt corrective action

ú Review of the appropriateness of capital adequacy classification ranges under the Risk Assessment and Application System (RAAS) within management evaluation frameworks

ú Inclusion of the K-ICS Tier 1 Capital ratio as an additional metric in insurance stress testing

▪ K-ICS Supervisory Standards Rationalization Measures (Example)

ú Reflection of volatility in the K-ICS solvency ratio compared to the previous Risk-Based Capital (RBC) system in the event of a 1 percentage point change in interest rates

ú Applying the early redemption threshold for Tier 2 Capital in the banking sector (total capital ratio of 10.5%) to the K-ICS framework would result in a revised threshold of 131.25%.

ú Application of a 80% requirement for the reserve ratio of policy surrender value reserves, thereby enhancing dividend capacity for shareholders

② Advancement Roadmap for Actuarial Supervision

▪ Legal codification of insurance liability valuation standards and enhancement of the effectiveness of industry practice standards

ú Systematic restructuring of insurance liability valuation frameworks

ú Strengthening of internal and external validation processes and internal control systems within insurance companies

ú Promotion of Internal and External Verification and Strengthening of Internal Controls for Insurance Companies

▪ Supplementation of interpretive procedures in consideration of the specific characteristics of IFRS 17.

ú Consideration of actuarial impacts and implications when resolving interpretive issues under accounting standards

ú Expanded participation of actuarial experts in the development of industry practice standards during the interpretive process

Key Contents of the Roadmap for Advancing Actuarial Supervision

③ Improvement of the the Catastrophe Risk Reserve System

▪ Improvement of catastrophe risk reserve release requirements

ú The existing catastrophe risk reserve has been accumulated and released on a per-line-of-business basis to prepare for large-scale losses in the general non-life insurance segment. However, due to strict release conditions, there have been few actual cases of reserve utilization in recent years.

ú It is expected that adjustments to the accumulation limit by 10–100 percentage points will result in a reduction of approximately KRW 3.8 trillion in the accumulation limit and a decrease of approximately KRW 1.6 trillion in the reserve balance.

ú Unrealistic release conditions such as net losses and underwriting losses have been removed; when loss ratios exceed a specified threshold (110–140%),

release will be permitted .

Data: Financial Supervisory Service Press Release

On June 11, 2025, the Financial Services Commission revised the regulatory framework for the insurance industry in line with the implementation of IFRS 17 and the Korean Insurance Capital Standard (K-ICS), reflecting industry proposals and restructuring prudential standards. Accordingly, the recommended solvency ratio threshold was revised from 150% to 130% under the K-ICS framework, and the requirements for the release of the catastrophe risk reserve have been relaxed.

The recommended solvency ratio standard is applied to insurance line licensing, capital reduction, subsidiary investment, reserve for surrender benefits, and subordinated debt early redemption requirements, and the existing 150% threshold has been uniformly adjusted downward to 130% under the K-ICS framework. This adjustment was determined based on a comprehensive review of stress test results under extreme conditions, reduced volatility under interest rate scenarios, and alignment with banking capital adequacy standards. However, for policy reserve requirements related to surrender values, the threshold will be set at 170% starting in 2025 and will be gradually reduced to 130% by 2029. In addition, certain requirements for the early redemption of subordinated debt have been relaxed or simplified. Regarding catastrophe risk reserve release conditions, two of the previous three requirements, i.e., net loss and underwriting loss, have been removed. Only the condition related to loss ratios exceeding a specified threshold remains, thereby enhancing operational flexibility.

[Revised Solvency Ratio Recommendation Framework]

Existing Recommendation Standards	Changes

1. Licensing Requirements

•

Insurance business license: K-ICS ratio of at least 150% upon approval for additional insurance lines (Regulation §2-6-3)

•

Capital reduction: K-ICS ratio of at least 150% after capital reduction (Regulation §3-5-2)

•

Ownership of Subsidiaries: K-ICS ratio of at least 150%, even in cases of impairment of subsidiary investment amounts (Annex 11-2)

→ K-ICS ratio threshold revised to 130%

2. Policy reserve requirement for surrender value reserves

•

If the K-ICS ratio at the end of the previous quarter is at least 150% (with a gradual reduction from 200% in 2024 to 10 percentage points per year until 2029), the amount of surrender value reserve is reduced to 80% of the difference between statutory reserve and market-value reserve (Regulation §6-11(6))

→ Adjusted to 130% based on the final (2029) K-ICS ratio (170% based on the K-ICS ratio applied in 2025)

3. Early redemption of subordinated debt: If the K-ICS ratio falls below 150% after redemption, the following conditions must be met:

•

Maintain K-ICS ratio of at least 100% after redemption

•

Raise substitute capital with strong equity characteristics

•

Early redemption must be specified in the contract

•

Subordinated debt to be redeemed carries significantly unfavorable interest terms (Regulation §7-10)

→ If K-ICS ratio is at least 130%, all conditions are waived; even if below 130%, the interest rate condition is removed.

Data: Financial Services Commission Press Release “Major Amendments to the Regulations on Supervision of Insurance Business and Operational Plan for the Insurance Sector Soundness Task Force” (June 2025)

On July 1, 2025, the Financial Services Commission (FSC) and the Financial Supervisory Service (FSS) established the “Insurance Industry Soundness Task Force (TF)” and held its first meeting. The meeting was attended by relevant institutions, research organizations, insurance companies, industry associations, and market experts. Discussions focused on the implementation progress of IFRS 17, the direction of risk management in the insurance industry, and plans for implementing insurance liability discount rate methodologies. Participants noted that declining market interest rates, intensified sales competition following the adoption of IFRS 17, and a concentration in long-term protection-type insurance products have increased challenges in maintaining financial soundness. In particular, these factors were identified as key drivers behind the recent decline in insurers’ K-ICS solvency ratios and the overall deterioration in capital adequacy.

During the meeting, measures to normalize insurance liability discount rates, including the extension of the ultimate observation period, were discussed. It was also highlighted that structural vulnerabilities exist in the asset-liability duration mismatch between insurers’ assets and liabilities. Accordingly, the financial authorities are considering the introduction of strengthened asset-liability management (ALM) regulations to ensure medium- to long-term solvency, along with sequential discussions on strengthening Tier 1 Capital requirements, improving resolution regimes, and enhancing actuarial assumptions.

Subsequently, on October 20, 2025, the financial authorities announced supplementary measures to improve prudential standards, including the normalization of insurance liability discount rates and the introduction of duration gap regulations. These measures aim to alleviate solvency pressures arising from falling market interest rates under the IFRS 17 and K-ICS frameworks, while also addressing vulnerabilities caused by asset-liability maturity mismatches. Under the revised framework, the ultimate observation period used in determining insurance liability discount rates will be gradually extended over a ten-year period from 2026 to 2035. This gradual adjustment reflects long-term government bond supply-demand conditions and interest rate trends, and is intended to mitigate abrupt declines in discount rates that could lead to sharp reductions in K-ICS ratios, while enhancing policy predictability.

In addition, a duration gap regulatory framework will be introduced to strengthen insurers’ management of net asset volatility arising from interest rate fluctuations. Beginning in 2027, the duration gap indicator will be incorporated into the management evaluation system, and insurers exceeding certain thresholds may be subject to downward adjustments in their interest rate risk assessment ratings.

The financial authorities expect that these measures will promote structural improvements in insurers’ ALM frameworks, enabling more resilient management of interest rate risk while supporting the stable implementation of IFRS 17 and K-ICS, in conjunction with additional reforms such as the refinement of Tier 1 Capital requirements and actuarial assumption methodologies.

Subsequently, on September 19, 2025, the government announced its policy titled “Major Transition to Productive Finance,” through which it is pursuing institutional reforms for the insurance sector to rationalize the measurement methodology for market risk amounts that have been assessed overly conservatively following the implementation of IFRS 17 and K-ICS, to rationalize asset management regulations, and to support long-term operations based on ALM. In particular, the authorities plan to address the overestimation of risk weights applied to unlisted equity investments supported by funding programs or policy-based initiatives, and to introduce an asset-liability matching adjustment mechanism to expand insurers’ participation in productive finance. The financial authorities announced that they will subsequently disclose measures to improve capital regulations for the insurance sector and continue to review additional improvement initiatives.

[Summary of the Direction for Regulatory Improvement in the Insurance Sector]

Key Features

ú K-ICS¹ is a regulatory framework that requires insurers to maintain capital available for use (available capital) at or above 100% of required capital (required capital) in the event of unexpected² adverse shocks.

1) K-ICS(Korean-Insurance Capital Standard): Introduced based on the Insurance Capital Standard (ICS), an international standard.

2) Insurance benefits expected to be payable to policyholders within a reasonably foreseeable range have already been established as liabilities (policy reserves).

ú In calculating market risk charges*, a component of required capital, the risk factors applied to equity and fund investments are being rationally refined, taking into account their significant impact on the K-ICS ratio.

* Measured using a stress-scenario approach to assess risks arising from fluctuations in interest rates, stock prices, exchange rates and similar factors.

ú To enable productive sectors to serve as long-term investment alternatives from the perspective of enhancing asset-liability management (ALM), investment structures will be further specified and support will be provided for the application of a cash flow matching adjustment.

* Where asset and liability cash flows are similar, an asset spread may be added to the liability discount rate (thereby reducing liabilities).

Data: Financial Services Commission Press Release (September 2025)

According to the “Measures to Advance the Capital Regulation Framework for the Insurance Industry,” announced by the financial authorities in January 2026, the requirement to maintain a “Tier 1 Capital K-ICS ratio of 50%” within available capital is expected to be introduced as a trigger for prompt corrective action starting in 2027. Subordinated bonds are classified as ‘Tier 2 Capital’ under K-ICS and are subject to issuance limits; accordingly, if Tier 1 Capital is not sufficiently maintained, it may be difficult to improve the solvency ratio through the issuance of additional Tier 2 Capital. Such increased regulation is a risk factor that hinders the flexibility of capital management, as insurance companies are compelled to resort to more challenging means of raising capital, such as paid-in capital increases or retention of retained earnings.

In the domestic capital market, it has become standard practice for hybrid capital securities and subordinated debt instruments to include call options exercisable after five years. As a result, life insurers tend to face concentrated refinancing demand at specific points in time. If market liquidity tightens or insurers are unable to exercise call options due to deteriorating financial conditions, this may result in a sharp decline in investor confidence not only in the affected insurers but also in the life insurance industry as a whole, thereby creating significant reputational risk. As call options on substantial capital securities mature sequentially from 2026 onwards, refinancing issuances in a high interest rate environment are anticipated to pose a significant challenge testing insurers’ financial flexibility.

[Impact of Transitional Measures on Solvency Ratios]	(Unit: KRW trillion, %, % p)

Category	Before transitional measures			After transitional measures
	End of June 2025 (A)	End of September 2025 (B)	Increase or decrease (B-A)	End of June 2025 (C)	End of September 2025 (D)	Increase or Decrease (D-C)
Available Capital	256.8	271.3	14.5	260.6	274.7	14.1
Required Capital	133.7	137.8	4.2	126.0	130.3	4.3
Solvency Ratio	192.1	196.8	4.7	206.8	210.8	4.0

Data: Financial Supervisory Service Press Release (January 2026)

Concerns over the deterioration of assets such as real estate project financing (PF) and overseas commercial real estate investments, which were expanded in pursuit of higher returns in the past, are accelerating credit differentiation in the bond market. Large life insurers with strong asset quality indicators are able to secure funding relatively smoothly, whereas mid- and small-sized insurers with higher exposure to alternative investments or weaker perceived credit quality face funding polarization risks, including failed book-building processes or significantly higher credit spreads. This environment increases capital-raising costs for financially weaker insurers, thereby reinforcing structural polarization within the industry.

The life insurance sector is continuously exposed to pressure for capital expansion under the IFRS 17 and K-ICS frameworks. Increasingly stringent capital quality regulations, combined with uncertainty in domestic and global financial markets, constitute key risk factors that may hinder both the timing and cost efficiency of capital raising. If insurers fail to raise capital at appropriate times and at reasonable cost due to adverse market conditions, they may face declines in solvency ratios and credit rating downgrades, which in turn may constrain business expansion and weaken overall competitiveness. Investors are advised to carefully consider the potential adverse impact of these funding conditions on the long-term financial stability of life insurance companies.

D. Risks Associated with New Investments

The life insurance business simultaneously possesses the characteristics of an asset management business that generates returns by investing long-term insurance premiums collected from customers in national/public bonds, equities, alternative investments, and other instruments. Accordingly, the success or failure of the substantial volume of new investments made each year directly impacts the insurer’s investment spread and financial soundness. As of the first half of 2026, amid an environment of global geopolitical risks and delayed interest rate declines due to persistently high inflation, competition to secure eligible investment opportunities to offset the liability of legacy low interest rate products has intensified. Should appropriate investments fail to be executed in a timely manner, there is a risk of negative investment spreads arising from a decline in the yield on invested assets. In particular, the amount invested in real estate, which was expanded to enhance returns, stood at approximately KRW 112 trillion as of 2025, representing 14.4% of the total assets under management; however, the risk of insolvency with newly incorporated assets and the possibility of principal loss have increased compared to the past due to the recent delayed recovery in the Korean real estate market, stricter “PF Project Feasibility Assessment Guidelines,” and the risk of value decline arising from rising vacancy rates in overseas commercial real estate. Furthermore, under the solvency regime (K-ICS), there is a persistent risk that the inclusion of risky assets will result in a sharp increase in required capital (Capital Charge), thereby causing a decline in the solvency ratio. Consequently, if only conservative investments are executed in order to maintain soundness indicators, the capacity for long-term profit generation may be impaired. Under IFRS 17, asset-liability duration matching (ALM) capabilities have become critical in light of mark-to-market valuations for liabilities, and any mismatch in duration arising from an insufficient supply of long-term bonds may amplify the volatility of net asset value due to interest rate fluctuations, which could undermine financial stability. In conclusion, investors should be fully aware that macroeconomic uncertainties, deterioration of the alternative investment market, and stringent capital regulations are narrowing the options for new investment assets, and if an insurer incorporates distressed assets into its portfolio or fails to achieve ALM matching, this may lead to not just a temporary deterioration in profit and loss, but even to long term impairment of solvency.

The life insurance business simultaneously possesses the characteristics of an asset management business that generates returns by investing long term insurance premiums collected from customers in national/public bonds, corporate bonds, equities, loans, alternative investments, and other instruments. In particular, the substantial volume of new premiums flowing in annually and the proceeds from the maturity of existing investment assets must be reinvested in real time, and the success or failure of such new investments directly affects the insurer’s investment spread and financial soundness.

As of the first half of 2026, a decline in market interest rates continues to be delayed due to ongoing global geopolitical risks and elevated inflationary pressures resulting from supply chain disruptions. In this environment, life insurers are under pressure to secure new investment assets with higher yields to offset the liability burden of fixed-rate products sold during the past low interest rate period. However, in circumstances where yields on national/public bonds, which are safe assets, remain limited, competition to secure eligible investment opportunities that can achieve target returns while maintaining sound creditworthiness is intensifying. If the proportion of cash increases due to failure to find appropriate new investment opportunities in a timely manner, there is a risk of negative interest margin arising from a decline in the return on assets under management.

[Recent Five-Year Interest Rate Trends]	(Unit: %)

Source: Korea Financial Investment Association, Bond Information Service

To enhance returns, the life insurance industry has continuously expanded its allocation to real estate project financing (PF) and overseas alternative investments. As of 2025, real estate-related investments among the assets under management of Korean life insurance companies amount to approximately KRW 112 trillion, representing 14.4% of total assets under management, which constitutes an increase of approximately 1.6 percentage points from 2024.

[Current Composition of Life Insurance Companies’ Assets Under Management]	(Unit: KRW million)

Classification		FY2025		FY2024
		Average Balance	Percentage	Average Balance	Percentage
Assets under management	Cash and deposits	15,364,574	2.0%	17,580,135	2.2%
	Marketable securities	641,086,104	82.2%	684,384,427	83.8%
	Loan receivables	29,506,346	3.8%	33,243,798	4.1%
	Real estate	112,355,211	14.4%	104,806,199	12.8%
Total assets under management		112,355,211	100.0%	104,806,199	100.0%

Source: Financial Supervisory Service, Financial Statistics Information System

The recent delay in the recovery of the Korean real estate market and the effects of high interest rates have resulted in an elevated risk of default on newly originated real estate PF loans and alternative investment assets compared to prior periods. In particular, investment review criteria for new transactions have been strengthened in accordance with the stricter “PF Project Feasibility Assessment Guidelines” issued by the financial authorities, and the burden of impairment losses or allowances for bad debts arising from existing investment assets is a factor constraining new investment capacity. Overseas commercial real estate also remains subject to the risk of value decline due to rising office vacancy rates, and accordingly, the possibility of principal loss resulting from unexpected depreciation in asset values cannot be excluded when making new overseas alternative investments.

Under the Korean Insurance Capital Standard (K-ICS) regime, capital charges are strictly differentiated based on the nature of newly invested assets. If there is an increased exposure to risky assets such as equities, beneficiary certificates, low-grade corporate bonds, and real estate in the pursuit of higher yields, there is a risk that the required capital for market risk and credit risk may increase sharply, resulting in a decline in the solvency ratio (K-ICS). This may impair insurers’ long-term profit generation capacity by compelling them to forgo highly profitable investment opportunities in order to maintain soundness indicators, or conversely, to execute only conservative new investments focused on national/public bonds that, despite offering lower returns, impose a lighter capital burden.

Under IFRS 17, liabilities are measured at current value; therefore, asset-liability management (ALM) capabilities that match the interest rate sensitivity (duration) of the assets and liabilities is of critical importance. Life insurers are required to secure long-term bonds when making new investments in accordance with the long-term nature of their liabilities; however, they may fail to achieve appropriate duration matching if the supply of long-term bonds is insufficient relative to demand or if an inversion of the yield curve occurs. The duration mismatch between new investment assets and existing liabilities is a key risk factor that undermines the financial stability of insurers by amplifying the volatility of net asset value upon fluctuations in interest rates.

The life insurance industry faces the challenge of managing the substantial new investment resources that arise each period in a stable and profitable manner. However, macroeconomic uncertainties, deteriorating soundness in alternative investment markets such as real estate, and stringent capital regulations under K-ICS are narrowing the range of options for new investment assets. If a life insurer incorporates new non-performing assets or fails to achieve asset-liability matching, this may lead to long-term solvency deterioration beyond temporary earnings impairment. Investors should be aware of the potential negative impact that changes in the new investment environment and asset soundness risks may have on the medium- to long-term profitability and financial condition of life insurance companies.

E. Inherent Risks of the Life Insurance Industry

The life insurance industry is exposed to core risks, including insurance risks encompassing insurance pricing, reserve adequacy and interest rate risk, asset management risks primarily related to market and credit risk, and liquidity risk arising from asset-liability maturity mismatches. In particular, as the industry’s assets under management increased to KRW 824.099 trillion as of January 2026 (up 5.63% from the same period of the previous year), the importance of managing market and credit risks arising from external volatility has increased further. Given the industry’s high proportion of long-term products, the burden of negative spreads arising from legacy high-interest guaranteed contracts continues to persist. Although the industry’s liquidity ratio stood at 555.0% as of September 2025, reflecting stable cash flows, heightened interest rate volatility resulting from geopolitical risks and changes in the trade environment may continue to exert downward pressure on profitability and capital soundness. In particular, under the IFRS 17 framework, cash flow distortions and asset disposal risks that may arise from a decline in new business or an increase in lapse rates are factors that may adversely affect the creditworthiness and business competitiveness of life insurance companies. Accordingly, investors are advised to pay due attention to whether such risk factors are being appropriately monitored and managed.

The life insurance industry is characterized by inherent risks, including: 1) insurance risk, 2) asset management risk, and 3) liquidity risk. Insurance risk refers to risks that may affect the profit and loss of insurance operations, and includes insurance pricing risks and interest rate risks. Asset management risk represents the risks associated with investment operating profit and loss, and may be classified into market risk arising from the decline in value of marketable assets held, such as equities and bonds, and credit risk arising from the insolvency of credit counterparties in transactions such as bonds and loans. Liquidity risk refers to the risk of the forced sale of assets held or the expansion of external borrowings due to distorted cash flow arising from maturity mismatches between assets and liabilities, a decrease in new contracts, and an increase in lapse rates, or insufficient reserves to meet increased insurance claims and surrender payments. Investors should be aware that there may be a negative impact on creditworthiness if the increase in risk cannot be mitigated due to inadequate element-by-element management and monitoring of such risks.

[Major Risks in the Life Insurance Industry]

Principal Risk Categories	Details
Insurance business risk	Impact on insurance business results • Insurance pricing risks • Insurance reserve risks • Interest rate risks

Asset Management Risk

Impact on results from investments

•

Market Risk: Decline in the value of held marketable assets such as stocks and bonds

•

Credit risk: Bankruptcy, etc., of parties to credit transactions such as bonds and loans

Liquidity Risk	Asset-liability duration mismatch Decline in new business and increase in lapse rate Increase in insurance proceeds and refund payments

(1) Insurance risks (insurance pricing risk, insurance reserve risk, interest rate risk)

Insurance risk refers to the possibility that an insurer may incur losses in connection with the underwriting of insurance contracts and the payment of insurance claims, which constitute its core business activities, and includes insurance pricing and reserve risk as well as interest rate risk. First, it is the risk that arises when the actual insurance claims paid or operating expenses incurred exceed the expected loss ratio (assumed risk rate) or operating expense ratio (assumed expense rate) that the insurer anticipated when setting the insurance premium. Furthermore, financial losses may occur if the reserve set aside for future insurance benefit payments is insufficient to cover the actual amounts payable. Next, there is interest rate risk, which manifests as a negative interest margin when the actual rate of return earned through asset management falls below the assumed interest rate (the interest rate promised by the insurer to the policyholder).

As Korean life insurers primarily offer long-term products with extended contract periods, the impact of the interest rate risk associated with the assumed interest rate is significantly greater than that of operating expense management. In particular, the interest burden of high-interest fixed-rate products sold around the time of the previous foreign exchange crisis continues to adversely affect profitability as they clash with current low investment returns. Life insurers have increased the proportion of “disclosed rate” products, where interest rates fluctuate in accordance with prevailing market rates, in order to mitigate such risks; however, given that a substantial number of high-interest legacy contracts remain outstanding, exposure to interest rate risk is expected to persist.

As of 2026, the expansion of volatility in benchmark interest rates resulting from changes in the trade environment, including the tariff and immigration policies of the United States and the continuation of geopolitical risks in the Middle East, have rendered interest rate risk management increasingly difficult. This situation makes it difficult to secure a safety margin, and the fact that the impact is highly likely to persist until policy maturity constitutes, in substance, the most significant business risk for life insurance companies. Investors should note that, given the nature of life insurance companies whose business portfolios consist predominantly of interest-bearing assets and liabilities, failure to manage interest rate risk effectively may result in a downgrade of the life insurance company’s credit rating and adversely affect its operations.

(2) Asset management risk (market risk and credit risk)

Asset management risk refers to the risk that an insurer may incur losses in the course of investing insurance premiums received from policyholders in stocks, bonds, and other securities. Market risk is the risk that investment returns will decrease due to a decline in the prices of assets traded in the market, such as stocks or bonds. Credit risk is the risk that an insurer may be unable to recover principal and interest due to the bankruptcy or default of a counterparty to whom the insurer has extended credit (through loans) or from whom the insurer has purchased bonds.

Although the size of assets under management has expanded in line with the growth of the Korean life insurance market, asset management risk has also increased with the recent increase in uncertainty in the financial markets. In particular, credit risk (the risk of loss of principal and interest) arising from the insolvency of credit transaction counterparties, including bondholders and borrowers, may have a material impact on the financial condition of life insurance companies. Indeed, during the global financial crisis triggered by the U.S. subprime mortgage crisis, it was not only conventional bonds but also structured products combined with derivatives such as collateralized debt obligations (CDO) and credit default swaps (CDS) that experienced a sharp increase in defaults, and losses arising from credit risk had an adverse impact on the financial performance of insurance companies.

In addition, as the proportion of foreign currency-denominated marketable securities in the investment portfolios of life insurance companies has increased, the market risk arising from fluctuations in international financial markets has also increased. Furthermore, as life insurance companies continue to grow in scale, the size of the assets under management continues to expand, the scope of business broadens to include the trust business, and insurance products linked to asset management such as retirement pensions and investment-type insurance are being actively developed, the importance of risk management in asset management is expected to increase further in the future.

[Trends in the Assets Under Management of Life Insurance Companies]	(Unit: KRW billion)

Classification	FY2022	FY2023	FY2024	FY2025	FY2026.01
Assets under management	736,548	756,976	779,795	816,821	824,099
Increase	(5.80%)	2.77%	3.01%	4.75%	5.63%

Note 1) Rate of increase is compared to the same period of the previous year.

Note2 ) Figures after 2023 reflect the IFRS17 that was enacted in 2023.

Source: Korea Life Insurance Association, Monthly Report on Financial Statistics

(3) Liquidity risk

Liquidity risk for a life insurance company refers to the risk of the forced sale of assets held or the expansion of external borrowings due to distorted cash flow arising from maturity mismatches between assets and liabilities, a decrease in new contracts, and an increase in lapse rates, or insufficient available funds such as in cases where there is a lack of reserves to meet increased insurance claims and surrender payments. Unlike other financial sectors, Korean life insurance companies have a low need for external borrowings because they generate premium income over an extended period through the sale of long-term insurance products. However, as it is possible for policyholders to request early termination before the maturity date, there is the possibility of distorted cash flow at specific points in time.

Recently, life insurance companies have been attempting to avoid incomplete sales of long-term insurance products and improve policy retention rates, thereby significantly reducing the factors that influence policy cancellation rates during economic fluctuations. In light of the recent sustained interest rate increases by major economies in response to inflation, the global economic recession has intensified, and the investment environment has deteriorated due to the ongoing Russia-Ukraine conflict and U.S.-China trade tensions, necessitating continued efforts to maintain stable cash flow and mitigate liquidity risks.

[Trends in Life Insurance Industry Liquidity Ratios]

Classification	Sept. 2023	Dec. 2023	Mar. 2024	Jun. 2024	Sept. 2024	Dec. 2024	Mar. 2025	Jun. 2025	Sept. 2025
Liquidity Ratio	1,017.0%	1323.7%	1398.5%	1457.9%	1529.5%	556.0%	573.8%	552.9%	555.0%

Source: Korea Deposit Insurance Corporation, Comprehensive Financial Institution Information

Going forward, as the Korean life insurance market matures, there are plans to ensure diversity in life insurance products and investment products. Consequently, life insurance companies are expected to continue expanding their risk management capabilities, and the importance of risk management policies and procedures in future business strategies is anticipated to increase further. Investors should note that, if risk management system policies and procedures are not effectively managed and increased risks are not adequately addressed, this may have an adverse effect on a life insurance company’s business operations and profitability.

F. Risks Arising From Slowing Growth in the Life Insurance Industry

The Korean life insurance market maintained a high average annual growth rate of 10.5% through the late 2000s, driven by the expansion of protection-type and savings-type insurance products. However, after experiencing volatility during the 2008 global financial crisis, when the growth rate fell to approximately -2.0%, the market has entered a mature stage in which a low-growth trend has become firmly entrenched due to demographic changes. In 2022, the life insurance industry recorded temporary growth of 11.1% attributable to product diversification; however, it experienced fluctuations in 2023, including a sharp decline of 15.3% in premium income due to changes in accounting standards (IFRS 17), among other factors. Notwithstanding a partial recovery in premium income in 2024 (KRW 113.4 trillion, +0.9%) and 2025 (KRW 127.5 trillion, +12.4%), such recovery was largely attributable to temporary inflows from retirement pension products and similar sources. According to the Insurance Research Institute’s “2026 Insurance Industry Outlook,” the overall premium income growth rate for the life insurance sector is projected to grow by only 1.0% in 2026 (to approximately KRW 125.3 trillion). Specifically, protection insurance is expected to demonstrate robust demand with growth of 7.6%, whereas savings insurance (-4.8%), variable insurance (-2.3%) and retirement pensions (-7.8%) are anticipated to experience concurrent negative growth, thereby impeding market expansion. Consequently, the inexorable demographic and social structural changes—namely, the decline in the core customer base in their 30s and 40s due to low birth rates and population aging, coupled with the increase in single-person households—fundamentally constrain the creation of new insurance demand. Investors should note that, should the Korean insurance industry experience stagnation or negative growth as a result of macroeconomic uncertainty, the business foundation and medium- to long-term growth prospects of life insurance companies may likewise be directly adversely affected.

The Korean life insurance market exhibited robust growth through the late 2000s, recording average annual growth of 10.5% on a premium income basis, attributable to the expansion of advanced protection products such as whole life insurance and critical illness (CI) insurance, as well as dividend-based (variable) insurance and savings-type insurance, beginning in 2003. However, the global economic recession triggered by the 2008 U.S. subprime mortgage crisis resulted in a significant decline in the growth of premium income for Korean life insurers, falling to approximately -2.0%, causing substantial market contraction. Subsequently, growth was driven by financial market stabilization policies and the increased sales of savings-type insurance products. With the increase in sales of immediate annuity insurance in 2012, premiums for savings insurance increased significantly. Excluding the temporary sharp decline and surge due to the change in the accounting period (from March to December) in 2013 and 2014, the growth of the life insurance industry has been relatively stagnant thereafter.

Entering the mid-2010s, the Korean life insurance market entered a period of sustained low growth due to the prolonged low-interest rate environment around the world and stagnant demand resulting from demographic changes. In particular, in 2015 and 2016, as the burden of negative margins from legacy high-interest fixed-rate products intensified, major insurers reduced their reliance on savings-type insurance products—which had previously driven premium volume growth—and restructured their portfolios to focus on protection-type insurance, resulting in premium income growth rates remaining at a low level of approximately 2%. Furthermore, starting in 2017, as discussions regarding the introduction of IFRS 17 and the new solvency regime (K-ICS) gained momentum, insurance companies faced increased capital adequacy pressures and so adopted conservative business strategies, resulting in negative growth for two consecutive years in 2017 (-4.9%) and 2018 (-2.7%) in addition to a significant contraction in market vitality. The growth during this period was primarily driven by the segmentation of protection-oriented products such as nursing care insurance and dementia insurance that are tailored to the trend of aging demographics, and the gradual expansion of the retirement pension market among separate accounts, representing a period of qualitative transformation.

Subsequently, in 2022, aggregate written premiums increased by 11.1% compared to the previous year, demonstrating continued growth. This was attributable to external growth resulting from product diversification, including savings insurance, retirement pensions, and protection insurance. In contrast, the aggregate amount of written premiums in 2023 decreased by 15.3% year-on-year, which is believed to be attributable to changes in accounting standards. In 2024, growth momentum recovered somewhat due to increases in sickness, health insurance, and retirement pension products, with life insurance companies’ premium income reaching approximately KRW 113.4 trillion, representing a 0.9% increase from the previous year; as of 2025, premium income stood at approximately KRW 127.5 trillion, reflecting a 12.4% increase from the previous year. However, as population growth has slowed in Korea and the pool of potential insurance subscribers has not expanded significantly, the Korean life insurance market is not expected to exhibit steep growth going forward.

[Trends in Premium Income for Life Insurance Companies]	(Unit: KRW million, %)

Classification	General Accounts	Separate Accounts	Total	Growth
2026, End of January	7,159,700	4,478,455	11,638,155	18.0
2025, End of January	6,540,555	3,318,798	9,859,533	—
2025	84,089,772	43,416,354	127,506,126	12.4
2024	79,203,036	34,236,997	113,440,031	0.9
2023	72,249,789	40,157,704	112,407,494	(15.3)
2022	92,400,552	40,283,135	132,683,689	11.1
2021	77,063,082	42,358,035	119,421,116	(0.1)
2020	79,810,302	39,776,913	119,587,220	2.0
2019	74,936,355	42,326,002	117,262,357	5.8
2018	75,136,110	35,707,020	110,843,129	(2.7)
2017	79,443,404	34,530,078	113,973,481	(4.9)
2016	83,679,892	36,131,357	119,811,249	2.2
2015	82,871,563	34,342,089	117,213,655	2.3
2014	81,344,712	33,256,255	114,600,965	42.8
2013	57,339,488	22,898,841	80,238,328	(11.1)
2012	67,647,441	22,585,275	90,232,719	26.4
2011	47,557,650	23,823,440	71,381,089	5.6
2010	46,457,401	21,113,486	67,570,892	6.8
2009	43,164,938	20,098,104	63,263,041	2.5
2008	41,942,453	19,797,351	61,739,808	(1.1)
2007	42,048,887	20,347,334	62,396,219	15.9
2006	39,906,469	13,931,332	53,837,801	9.8
2005	38,519,400	10,507,341	49,026,746	12.8
2004	38,440,041	5,036,764	43,476,808	6.7

Note 1) The introduction of the new system (IFRS 17) in 2023 resulted in the discontinuation of premium income calculations under the previous format that was used for the 2022 figures, rendering comparison on a consistent basis impractical.

Note 2) Premiums for general accounts and separate accounts represent the sum of total premiums of all domestic and foreign life insurance companies

Note 3) Growth is compared to the same period of the previous year.

Source: Financial Supervisory Service, Financial Statistics Information System

Meanwhile, insurance density, which represents insurance premium per capita, has also shown signs of stagnation in recent years. Since 2019 (USD 379), it has continued to show slight declines and increases through 2022 (USD 354).

The insurance industry is in the mature phase of its life cycle, and the growth of the insurance industry is also slowing in tandem with the continued low growth rate of the domestic economy. In fact, insurance penetration, which represents the ratio of insurance premiums to GDP, has shown a continuous downward trend from 2019 through 2022. This can be attributed to the fact that the growth rate of insurance fell below the GDP growth rate.

[Life Insurance Growth Stage Indicators]

(Unit: $, %)

Classification	2022	2021	2020	2019
Insurance density	354	382	360	379
Increase or decrease	-7.3%	6.1%	-5.0%	2.4%
Insurance penetration	2.8	3.00	3.30	3.35
Increase or decrease	-6.7%	-9.1%	-1.5%	1.2%

Note 1) Insurance density = Total premiums / Total population

Note 2) Insurance penetration = Premium income / GDP

Note 3) Data as of the end of 2023 has not been disclosed and is therefore not included

(Source: Swiss RE Sigma, “World insurance”)

[Trends in Insurance Industry Growth]

Trends in the Economic Growth of the Insurance Industry

(Source: Korea Insurance Research Institute, “The Future of Life Insurance” (February 29, 2024))

According to the “2026 Insurance Industry Outlook” published by the Korea Insurance Research Institute in October 2025, the life insurance market in 2026 is projected to remain in a low-growth trajectory, recording only 1.0% growth year-on-year, as the negative growth in savings-type insurance, variable insurance, and retirement pensions is expected to offset the robust demand for protection-type insurance. In particular, externally, the expansion of economic uncertainty resulting from U.S. tariff policy and, internally, changes in demographic structure are acting as major factors constraining the creation of new insurance demand.

First-year premiums for life insurance in 2026 are projected to decline by 0.9% year-on-year due to reduced new sales of savings-type insurance products. In addition, the focus on selling protection-type insurance to secure CSM from new contracts is expected to continue, and sales of savings-type insurance centered on single-premium products as well as interest in investment-type products are also expected to be maintained, although the growth rate is projected to slow down significantly. Specifically, protection-type insurance is expected to continue its growth trajectory, driven by expanded sales of third-sector insurance in response to increasing demand for health insurance and similar products, and while savings-type insurance is anticipated to face challenges in demand expansion given the interest rate outlook, lump-sum premium sales for the purpose of securing retirement income and achieving tax benefits are projected to continue. The life insurance CSM is expected to grow by 3.7% in 2025 and decline by 0.6% in 2026, and is estimated to reach KRW 64.7 trillion in 2025 and KRW 64.3 trillion in 2026. Furthermore, as of the end of December 2024, adverse changes in actuarial assumptions are expected to reduce available capital for life insurance companies by an average of 6% due to rising lapse rates, which is projected to negatively impact solvency ratios.

[Life Insurance CSM Outlook]

Life Insurance CSM Outlook

(Unit: KRW trillion, %)

Source: Korea Insurance Research Institute, “2026 Insurance Industry Outlook” (October 2025)

Note 1) Based on net insurance contract liabilities including policyholder assets.

[Premium Income Forecast for Life Insurance Companies]	(Unit: KRW trillion, %)

Classification	2023		2024		2025 (E)		2026 (F)
	Premiums	Rate of Increase	Premiums	Rate of Increase	Premiums	Rate of Increase	Premiums	Rate of Increase
All life insurance (including retirement pensions)	112.4	(15.3)	113.4	0.9	124.0	9.3	125.3	1.0
Protection-type insurance Note 2)	48.6	3.2	55.0	13.1	61.5	11.8	66.2	7.6
Savings-type insurance	28.1	(38.0)	28.8	2.7	27.4	(4.9)	26.1	(4.8)
Variable insurance	12.2	(4.0)	12.3	0.4	12.7	3.3	12.4	(2.3)
Retirement pensions	23.5	(14.7)	17.3	(26.2)	22.4	29.1	20.6	(7.8)
All life insurance (excluding retirement pensions)	88.9	(15.4)	96.1	8.1	101.6	5.7	104.7	3.0

Note 1) (E) denotes estimates; (F) denotes forecasts.

(Note 2) Indemnity insurance includes whole life insurance, critical illness insurance, health insurance, variable whole life insurance, etc.

Source: Korea Insurance Research Institute, “2026 Insurance Industry Outlook” (October 2025)

In general, the Korean life insurance market maintained a high average annual growth rate of 10.5% through the late 2000s, driven by the expansion of protection-type and savings-type insurance products. However, after experiencing volatility during the 2008 global financial crisis, when the growth rate fell to approximately -2.0%, the market has entered a mature stage in which a low-growth trend has become firmly entrenched due to demographic changes. In 2022, the life insurance industry recorded temporary growth of 11.1% attributable to product diversification; however, it experienced fluctuations in 2023, including a sharp decline of 15.3% in premium income due to changes in accounting standards (IFRS 17), among other factors. Notwithstanding a partial recovery in premium income in 2024 (KRW 113.4 trillion, +0.9%) and 2025 (KRW 127.5 trillion, +12.4%), such recovery was largely attributable to temporary inflows from retirement pension products and similar sources. According to the Insurance Research Institute’s “2026 Insurance Industry Outlook,” the overall premium income growth rate for the life insurance sector is projected to grow by only 1.0% in 2026 (to approximately KRW 125.3 trillion). Specifically, protection insurance is expected to demonstrate robust demand with growth of 7.6%, whereas savings insurance (-4.8%), variable insurance (-2.3%) and retirement pensions (-7.8%) are anticipated to experience concurrent negative growth, thereby impeding market expansion.

In conclusion, the Korean life insurance market has entered a mature stage where high growth, as experienced in the past, is difficult to anticipate due to changes in demographic and social structures such as a decline in the core customer base (those in their 30s and 40s) resulting from low birth rates and an aging population, as well as an increase in the proportion of single-person households. Investors should note that if the growth of the Korean insurance industry stagnates or records negative growth in the future due to macroeconomic uncertainties, the growth potential of life insurance companies’ operations may also be directly impacted.

G. Risks arising from deteriorating profitability in the life insurance industry

The life insurance industry entered a medium- to long-term low-growth phase following its rapid growth in the 2000s, with premium income declining significantly by 15.3% from KRW 132.7 trillion at the end of 2022 to KRW 112.4 trillion at the end of 2023. However, the industry has shown a gradual recovery, recording premium income of KRW 113.4 trillion in 2024 (an increase of 0.9%) and KRW 60.2 trillion in the first half of 2025 (an increase of 10.43%).

As of January 2026, monthly premium income amounted to approximately KRW 11.6 trillion, comprising KRW 7.2 trillion attributable to general accounts and KRW 4.5 trillion attributable to se accounts. In particular, sales of highly profitable protection-type insurance products, such as health and accident insurance, have been driving growth since the introduction of IFRS 17. However, limitations on the creation of new demand resulting from demographic changes and persistent uncertainty arising from intensified competition among financial institutions in the retirement pension market continue to remain. Furthermore, premium income from variable insurance products remained largely stagnant, increasing only from KRW 12.2 trillion in 2023 to KRW 12.3 trillion in 2024 due to fluctuations in the investment environment and declining consumer confidence, highlighting the volatility inherent in this product segment. Accordingly, investors should be fully cognizant of the characteristics of the industry, in which opportunities such as growing interest in retirement income coexist with risks arising from uncertainty in the financial markets.

The life insurance industry in the 2000s achieved high growth through the development of various products and the introduction of new sales channels such as bancassurance. However, due to a trend of low growth over the medium to long term and delayed recovery in consumer sentiment, the demand for savings-type insurance, which had shown rapid growth since 2006, has trended downward compared to the past. Although premium income declined in 2018, it subsequently recovered gradually and reached KRW 117.3 trillion in 2019, representing an increase of approximately 5.8% year-on-year. In 2020, the upward trend in premium income continued, with premium income reaching KRW 119.6 trillion, representing a year-on-year increase of 2.0%. This was attributable to increased sales of protection-type insurance products such as whole life insurance that resulted from last-chance effect prior to the reduction of assumed interest rates, as well as increased sales of savings-type insurance products through bancassurance channels. In 2021, the life insurance industry saw premium income fall by 0.6% year-on-year due to a fading policy effect and limited economic recovery, but premium income surged to KRW 132.7 trillion by the end of 2022 due to the diversification of insurance products such as savings-type insurance, retirement pensions, and protection-type insurance. However, due to the sluggish performance of savings-type insurance and investment-type products, premium income fell sharply by 15.3% to KRW 112.4 trillion by the end of 2023. But due to improvements in loss ratios and the impact of the introduction of IFRS 17, net income for insurance companies in 2023 reached KRW 13.4 trillion, a record high. This is largely attributable to the improved loss ratio and the institutional impact of the introduction of IFRS 17.

The premium income of life insurers increased by 0.9% to KRW 113.44 trillion in 2024 and by 12.3% to KRW 127.5061 trillion as of the end of 2025. As of January 2026, monthly premium income was approximately KRW 11,638.1 billion, representing an increase of 18.0% compared to the same period in the previous year. This is interpreted as a result of a temporary increase in separate account premium income attributable to a substantial influx of retirement pension and corporate insurance products at the beginning of the year, centered on insurers with strengths in asset management.

Furthermore, while the net income of the Korean life insurance industry stagnated at KRW 3.7262 trillion in 2021 and KRW 3.7037 trillion in 2022, the introduction of IFRS17 in 2023 led to a sharp increase in net income to KRW 5.2156 trillion as the amortization of the contract service margin (CSM), an indicator of future earnings, was fully reflected in the results, and in 2024, improved operating Income from investments due to the high interest rate environment led to a record of KRW 5.6327 trillion. However, net income for the current period in 2025 amounted to KRW 4,968 billion, representing a decline of approximately 11.8% year-over-year. This decrease is attributable to adjustments in CSM value and increased costs associated with onerous contracts resulting from the application of the “Actuarial Assumption Guidelines” introduced by the financial authorities to prevent insurers from adopting overly optimistic assumptions, as well as the substantial recognition of impairment losses stemming from the deterioration of alternative investment assets such as real estate project financing (PF) and overseas commercial real estate.

[Trends in Net Income of the Life Insurance Industry]	(Unit: KRW million)

Classification	FY2021	FY2022	FY2023	FY2024	FY2025
Net income	3,726,155	3,703,683	5,215,629	5,632,692	4,968,039

Source: Financial Supervisory Service, Financial Statistics Information System

Although insurance premiums in the life insurance industry decreased by 0.6% year-on-year in 2021 due to the expiration of policy effects, it reached KRW 132.7 trillion at the end of 2022, representing an increase of 11.1% year-on-year. According to data from the Financial Statistics Information System, life insurance premium income in 2023 amounted to KRW 112.4 trillion, representing a decrease of 15.3% compared to the previous year. Despite such short-term positive performance factors, the growth of premium income continues to remain sluggish due to the coexistence of medium- and long-term growth uncertainties inherent to the nature of the insurance industry.

As of January 2026, life insurance premium income stood at KRW 7.2 trillion for general accounts and KRW 4.5 trillion for separate accounts. Following the introduction of IFRS 17 and K-ICS, sales of highly profitable protection-type insurance products, including non-surrender and low-surrender value health insurance, are expected to continue expanding and drive overall growth; however, investors should note that remain limitations on generating new demand due to demographic changes.

[Life Insurance Premium Income Composition Trends_After 2023]	(Unit: KRW million)

Classification		FY2023	FY2024	FY2025	FY2025.01	FY2026.01
General Accounts	[General Account Insurance Products]	72,249,789	79,203,036	84,089,772	6,540,555	7,159,700
	Individual	71,498,959	78,462,024	83,344,775	6,467,669	7,089,999
	Protection-type	47,998,549	54,342,975	61,089,610	4,665,681	5,374,432
	Accidental death	32,710,213	37,711,098	43,107,853	3,295,589	3,852,707
	Other than accidental death	15,288,335	16,631,879	17,981,757	1,370,092	1,521,725
	Savings-type	23,500,412	24,119,048	22,255,166	1,801,990	1,715,567
	Group	750,829	741,012	744,997	72,887	69,701
Separate Accounts	[Separate Account Insurance Products]	40,157,704	34,236,997	43,416,354	3,318,798	4,478,445
	Pension savings	2,846,817	2,666,273	2,441,126	207,501	188,906
	Asset-backed	1,584,609	1,884,967	2,619,440	116,505	264,713
	Retirement pensions	23,494,092	17,341,028	25,167,771	1,945,793	2,856,766
	Retirement insurance	2,057	2,016	230,080	1,017,407	1,065,810
	Variable insurance	12,223,569	12,274,249	12,612,756	18,073	52,781
Total	[General + Separate Accounts]	112,407,494	113,440,031	127,506,126	9,859,353	11,638,145

Note 1) Includes domestic and foreign life insurance companies.

Source: Financial Supervisory Service, Financial Statistics Information System

[Life Insurance Premium Income Composition Trends_Prior to 2022]	(Unit: KRW million)

Classification		FY2019	FY2020	FY2021	FY2022	FY2022
General Accounts	Individual	74,170,467	79,060,490	76,304,763	91,636,824	91,636,824
	Pure endowment	17,117,018	17,082,203	17,141,949	18,826,994	18,826,994
	(Pension insurance)	17,066,769	17,041,850	17,111,320	18,803,349	18,803,349
	Accidental death	42,528,295	44,316,319	44,265,867	46,488,329	46,488,329
	(Whole life insurance)	25,968,648	26,827,492	25,916,628	26,537,043	26,537,043
	Mixed endowment	14,525,153	17,661,968	14,896,947	26,321,502	26,321,502
	Group	765,887	749,817	758,321	763,732	763,732
	Subtotal	74,936,355	79,810,302	77,063,084	92,400,556	92,400,556
	(Protection-type)	43,208,398	44,977,316	44,924,092	47,137,909	47,137,909
	(Savings-type)	31,727,958	34,832,992	32,138,987	45,262,647	45,262,647
Separate Accounts	Retirement insurance	—	—	—	—	—
	Retirement pensions	24,638,713	22,552,784	24,422,965	27,548,289	27,548,289
	Variable insurance	17,687,290	17,224,129	17,935,071	12,734,849	12,734,849
	Subtotal	42,326,002	39,776,913	42,358,035	40,283,135	40,283,135
Total		117,262,357	119,587,220	119,421,119	132,683,691	132,683,691

Note 1) Includes domestic and foreign life insurance companies.

Source: Financial Supervisory Service, Financial Statistics Information System

Life insurance companies’ premium income can be classified into general account premium income and separate account premium income. A general account is an account that operates and manages insurance assets with a fixed insurance amount regardless of operational performance, and is an insurer’s proprietary account associated with general insurance products. A separate account is an account operated separately from other assets by segregating all or part of the assets corresponding to the reserves in order to distinguish the profits and losses of specific insurance contracts, including pension savings contracts, retirement pension contracts, and variable insurance contracts. General accounts and special accounts are maintained separately in order to clearly distinguish assets from the profits and losses arising therefrom, thereby promoting equity among policyholders through the establishment of appropriate insurance pricing and enhancing transparency in insurance operations. General accounts are comprised of individual insurance and group insurance, with individual insurance consisting of pure endowment insurance (including annuity insurance), accidental death insurance (including whole life insurance), and mixed endowment insurance. Separate accounts consist of retirement pensions, retirement annuities, and variable insurance products.

Products are also divided into protection-type insurance and savings-type insurance depending on the purpose of the insurance coverage. Protection-type insurance is a product that focuses on risk coverage, which is the original function of insurance, while savings-type insurance is insurance other than protection-type insurance and is a product that emphasizes the savings function rather than the risk coverage function. Generally, among general account products, pure endowment insurance and mixed endowment assurance have the characteristics of savings-type insurance, while accidental death insurance has the characteristics of protection-type insurance.

Meanwhile, the retirement pension segment of separate accounts has experienced significant market expansion, and competition is intensifying across the entire financial services industry, including not only the insurance sector but also banks and securities firms, to secure market leadership. Consequently, although premium income has been trending upwards, the market share of life insurance companies has been continuously declining, whereas the market share of banks and securities firms has been expanding.

As of the end of 2025, the total amount of retirement pension reserves held by life insurance companies stood at KRW 87.8135 trillion, ranking third among all financial sectors, following banks and securities firms. However, market share based on retirement pension reserves decreased by 6.4 percentage points, from 22.0% in 2021 to 15.6% in 2025. This was attributable to increases of 6.5 percentage points and 2.1 percentage points in the retirement pension market share of banks and securities companies, respectively. The retirement pension market within separate accounts has maintained growth in terms of scale, but intensifying competition among industry sectors has led to a continuous decline in market share, with dominance shifting increasingly toward banks and securities firms.

[Market Share Based on Retirement Pension Fund Reserves]	(Unit: KRW billion)

Classification	FY2021		FY2022		FY2023		FY2024		FY2025
	Reserve	Percentage	Reserve	Percentage	Reserve	Percentage	Reserve	Percentage	Reserve	Percentage
Banks	1,497,273	50.7%	1,708,269	50.9%	1,980,496	51.8%	2,257,700	52.3%	3,210,688	57.2%
Securities Companies	631,010	21.3%	738,487	22.0%	867,417	22.7%	1,039,276	24.1%	1,314,292	23.4%
Life Insurance Companies	649,453	22.0%	726,299	21.6%	784,491	20.5%	818,369	19.0%	878,135	15.6%
Non-Life Insurance Companies	141,103	4.8%	144,241	4.3%	148,010	3.9%	156,289	3.6%	168,712	3.0%
Other	37,030	1.3%	41,638	1.2%	43,456	1.1%	45,373	1.1%	45,878	0.8%
Total	2,955,869	100.0%	3,358,934	100.0%	3,823,870	100.0%	4,317,007	100.0%	5,617,705	100.0%

Note 1) Others: Korea Workers’ Compensation & Welfare Service

Note 2) Based on retirement pension reserves

Source: Financial Supervisory Service, Integrated Pension Portal

Variable insurance is expected to see an inflow of initial premiums in accordance with stabilizing financial markets, but premium income is projected to decline going forward due to decreasing renewal premiums and declining consumer confidence. In particular, the decline in the minimum guaranteed interest rate resulting from interest rate reductions has served as a factor that diminishes the attractiveness of minimum guarantee-type variable annuities.

As of the end of 2025, insurance premiums from the variable insurance products of life insurance companies amounted to KRW 2.8852 trillion, representing more than a fourfold increase compared to KRW 552.3 billion in 2023. However, renewal premium income from the second period onward was KRW 9.7275 trillion, a decrease of KRW 1.9437 trillion compared to 2023, indicating a declining trend in CSM income besides initial premiums.

[Trends in Variable Insurance Premium Income for Life Insurance Companies]	(Unit: KRW million)

Classification	FY2023	FY2024	FY2025
Initial	552,309	1,972,751	2,885,217
Second period and beyond	11,671,261	10,301,497	9,727,539
Total	12,223,570	12,274,247	12,612,75

Source: Korea Life Insurance Association

As banks and securities firms expand their market share in the retirement market going forward, it remains uncertain whether life insurance companies will be able to maintain their performance in the retirement market that has continued to grow in importance. Variable savings-type insurance, which has shown growth driven by changing perceptions of variable insurance and an increased demand for investment-type insurance products, is expected to benefit from an inflow of initial premiums as the financial markets stabilize, but premium income is projected to decline going forward due to a decrease in renewal premiums. In addition, insurance premiums have been decreasing as demand has recently contracted due to declining consumer confidence resulting from incomplete sales and controversies over the rate of return on variable insurance products. In addition, although a rise in the stock market was anticipated due to recent interest rate cuts, uncertainty and volatility in the investment environment have increased due to domestic and international developments, including the outcome of the U.S. presidential election. In particular, if the minimum guaranteed interest rate declines as a result of interest rate reductions, demand for minimum guarantee-type variable annuities is also expected to decrease. However, if stock indices experience a broader increase, there is a possibility that interest in investment products will rise, resulting in an increase in new sales of variable insurance products. As such, amid increasing uncertainty in the financial markets, the profitability of variable insurance products is expected to remain highly volatile going forward, depending on economic conditions and changes in the investment environment.

Although it is anticipated that life insurance companies’ premium income will continue to grow centered around pension insurance products as a result of increasing interest in retirement income security, the growth of life insurance companies’ premium income remains uncertain owing to asset management burdens and financial market uncertainties, so investors should take note of this risk.

H. Risks Arising from Competition Among Distribution Channels

The life insurance industry is already a saturated market, and as life insurers face limitations in developing differentiated products, sales strategies, the ability to attract and retain highly qualified personnel and brand recognition have emerged as key competitive factors. In this environment, competition to secure key talent, including actuaries and risk management specialists, in response to the implementation of IFRS 17 and K-ICS and the strengthening of core capital regulations beginning in 2027, has expanded into intense recruitment competition not only with other insurers but also with banks, securities firms and fintech companies, resulting in rising personnel costs and declining profitability across the industry. In particular, as of 2025, financial institution insurance agency (bancassurance) channels accounted for 61.9% of total premium income, maintaining an overwhelming position. However, as market leadership rapidly shifts to GA (general agency) channels that offer and compare multiple insurance products, and the number of GA-affiliated agents (262,470) exceeded the number of exclusive insurance company agents (216,382) as of the end of 2025, the risk of rising expense ratios persists due to excessive recruitment incentives and other costs incurred to attract high-performing agents. In response, the expanded “1,200% Rule,” which now includes recruitment incentives and sales incentives within its scope, is scheduled to take effect in July 2026, raising the possibility that insurers’ aggressive sales activities may be constrained. Furthermore, notwithstanding the risks of weakened control and incomplete sales incidents arising from the establishment of sales subsidiaries aimed at improving cost efficiency (the separation of manufacturing and distribution) and investments in the advancement of AI-based digital channels, the life insurance industry remains highly dependent on traditional sales methods, with face-to-face solicitation accounting for 99.2% as of the end of 2025. Such heavy reliance on conventional sales practices, coupled with the anticipated decline in the inflow of new sales personnel resulting from demographic changes, constitutes a structural risk factor that may weaken the financial resilience and business foundation of the life insurance industry as a whole. Investors are therefore advised to fully consider the adverse effects that intensified competition for resources and the rapid transformation of the distribution channel environment may have on the medium- to long-term competitiveness and operating performance of life insurance companies.

As the life insurance industry is already a saturated market with a considerable number of insurance products already in existence, it is increasingly difficult for life insurers to develop original products. Accordingly, the environment for the development of insurance products by Korean life insurance companies is changing, including the recent adoption of cash flow-based methods for calculating insurance premiums. However, in the case of advanced protection-type insurance products such as whole life and CI (Critical Illness) insurance, direct price comparisons between products is difficult because the insurance coverage is complex and premiums vary depending on how the insurance is designed, including the addition of riders. Accordingly, the competitiveness of life insurance companies is determined by sales strategies and sales capabilities, securing excellent personnel, and brand recognition, rather than by the originality of the insurance products.

Success in the life insurance business depends not only on senior management, but also on the number of professionals retained, including actuaries, risk managers, IT security experts, and skilled asset management managers. In particular, as IFRS 17 and K-ICS (the new solvency regime), which were introduced in 2023, enter the stabilization phase and regulatory sophistication progresses with measures such as the strengthening of core capital requirements in 2027, industry-wide demand for professionals with advanced actuarial expertise and capital management capabilities is surging.

Insurance companies are engaged in intense competition to attract such limited talent, not only with large insurance companies but also with banks, securities companies, and fintech companies. Such competition may result in increased labor costs and recruitment expenses, thereby reducing profitability across the industry as a whole, and in the event of the departure of key personnel, operational risks and deterioration in service quality arising from gaps in expertise may spread throughout the industry.

[Trends in Changes to Professional Personnel at Life Insurance Companies]	(Unit: people)

Classification	2020	2021	2022	2023	2024	2025
Number of officers and employees	25,338	23,685	22,836	22,599	22,743	22,486
Number of registered insurance agents	113,283	83,734	77,694	78,335	88,143	98,448
Number of exclusive insurance agents	94,866	67,021	59,903	59,294	21,425	73,621

Note 1) Number of insurance agents: The number of life insurance agents registered with the Korea Life Insurance Association as of the record date.

Source: Financial Supervisory Service, Financial Statistics Information System

Life insurers are diversifying their sales channels beyond traditional agents to include bancassurance (insurance sales through banks), GA (general agency), and online (direct marketing) channels. In particular, GA channels are rapidly increasing their market influence as they compare and sell products from multiple insurers, which increases insurers’ commission burdens and intensifies competition for channel dominance.

As of 2025, total premium income of the Korean life insurance industry reached approximately KRW 128 trillion. This is attributable to the substantial influx of retirement pension products and corporate insurance policies, the majority of which are distributed through the bancassurance channel, whereby banks act as insurance agents for financial institutions. As of 2025, the bancassurance channel accounted for 61.9% of total sales, demonstrating its overwhelming dominance.

[Trends in Life Insurance Premium Income by Type and Distribution Channel (2023 onwards)]	(Unit: KRW million)

Classification	End of 2025		End of 2024		End of 2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Face-to-face solicitation	27,840,056	99.2%	23,019,171	99.3%	18,719,565	98.7%
Insurance agent	1,676,756	6.0%	1,578,810	6.8%	1,248,986	6.6%
Broker	0	0.0%	914	0.0%	11,092	0.1%
Insurance agency	1,902,004	6.8%	1,590,040	6.9%	947,326	5.0%
Financial institution insurance agency	17,354,892	61.9%	16,116,506	69.5%	11,701,543	61.7%
Officers and employees of insurance companies	6,905,037	24.6%	3,731,394	16.1%	4,809,114	25.4%
Other	1,362	0.0%	1,505	0.0%	1,508	0.0%
TM	61,225	0.2%	62,084	0.3%	55,965	0.3%
Insurance agent	29,819	0.1%	31,104	0.1%	28,525	0.2%
Broker	0	0.0%	0	0.0%	0	0.0%
Insurance agency	17,342	0.1%	17,699	0.1%	15,146	0.1%
Financial institution insurance agency	6,892	0.0%	6,750	0.0%	5,277	0.0%
Officers and employees of insurance companies	45	0.0%	10	0.0%	63	0.0%
Home shopping	6,892	0.0%	3,974	0.0%	4,058	0.0%
Other	2,828	0.0%	2,547	0.0%	2,896	0.0%
C/M	157,941	0.6%	103,310	0.4%	194,020	1.0%
Insurance agent	0	0.0%	0	0.0%	0	0.0%
Broker	0	0.0%	0	0.0%	0	0.0%
Insurance agency	21	0.0%	0	0.0%	0	0.0%
Financial institution insurance agency	133,573	0.5%	63,614	0.3%	179,955	0.9%
Officers and employees of insurance companies	2,792	0.0%	3,273	0.0%	1,707	0.0%
Other	21,553	0.1%	36,423	0.2%	12,359	0.1%
Total	28,059,222	100.0%	23,184,565	100.0%	18,969,550	100.0%

1) Premium income by soliciation method represents aggregate premium income from both domestic and foreign life insurance companies.

Source: Financial Supervisory Service, Financial Statistics Information System

[Trends in Life Insurance Premium Income by Type and Method of Solicitation (Prior to 2023)]	(Unit: KRW million)

Classification	2018		2019		2020		2021		2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Officers and employees	3,633,750	40.0%	4,477,880	47.3%	5,424,221	39.6%	5,122,856	34.4%	5,122,856	34.4%
Insurance agent	1,185,199	13.0%	1,128,481	11.9%	1,508,007	11.0%	1,022,916	6.9%	1,022,916	6.9%
Insurance agency	358,068	3.9%	357,555	3.8%	672,542	4.9%	1,231,002	8.3%	1,231,002	8.3%
Broker	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Bancassurance	3,867,830	42.6%	3,491,927	36.9%	6,098,948	44.5%	7,489,433	50.4%	7,489,433	50.4%
Other	42,653	0.5%	6,313	0.1%	6,356	0.0%	5,530	0.0%	5,530	0.0%
Total	9,087,500	100.0%	9,462,156	100.0%	13,710,074	100.0%	14,871,737	100.0%	14,871,737	100.0%

Note 1) Premium income by type of solicitation represents the aggregate premium income of domestic life insurance companies.

Note 2) The above statistics have been discontinued since 2022.

Source: Financial Supervisory Service, Financial Statistics Information System

While the insurance agent organization, which constitutes the primary sales force of the life insurance industry, is progressively aging, the influx of new sales personnel is gradually declining due to demographic shifts. The decline in the population of the core age demographic in their thirties and forties constitutes a factor that constrains not only the number of insurance policyholders, but also the supply of new personnel entering the insurance industry. This imbalance in the supply and demand of human resources constitutes a structural risk factor that undermines the operational foundation of the life insurance industry and impedes its long-term growth.

As described above, the Korean life insurance market is facing limitations in the traditional exclusively agent-driven growth model due to demographic changes and market saturation. Accordingly, life insurance companies are actively pursuing channel diversification strategies to secure growth drivers, including 1) expanding the influence of GA channels, 2) separating manufacturing and sales functions through the establishment of sales subsidiaries, and 3) advancing AI-based digital channels; however, there are various business risks with this process.

In recent years, dominance in the insurance market has been shifting rapidly toward GA (general agency) channel, which compares and sells products from multiple insurance companies. According to the General Agency Integrated Public Disclosure Inquiry, as of the end of 2025, the number of insurance agents affiliated with GAs with 500 or more employees stood at 262,470, surpassing the total number of exclusive insurance agents employed by insurance companies (216,382), thereby establishing GAs as a core pillar of the market. There is a risk that the expense ratio for the entire industry will increase as insurers pay excessive settlement support payments and commissions either to prevent high-performing agents from being recruited by GAs or to attract new business from GAs. In particular, life insurance companies increased their agent registration and retention rate from 32.6% in 2023 to 41.5% as of the end of 2025 through high levels of settlement support payments and commission policies.

[Trends in Insurance Agent Registrations at Life Insurance Companies]	(Unit: people)

Classification	2021	2022	2023	2024	2025
Number of registered agents	83,734	77,694	78,335	88,143	98,448
Number newly registered	30,568	24,293	20,566	23,489	30,823
Number of retained registrations	11,414	8,609	6,712	9,511	12,797
Agent registration and retention rate	37.3%	35.4%	32.6%	40.5%	41.5%

Source: Financial Supervisory Service, Financial Statistics Information System

Accordingly, in January 2026 the Financial Services Commission announced the expanded application of the “1,200% Rule (First-Year Commission Cap)” that includes retention subsidies and incentives in order to restrain excessive business expenditures, and this is scheduled to be implemented in July 2026. In addition, there are also plans to extend the application of regulations that previously applied only to exclusive agents of existing insurance companies to agents affiliated with GAs. Such regulatory tightening may constrain insurers’ aggressive sales capabilities and impede the acquisition of new customers through diversified channels.

[Details of the Amendments to the “1,200% Rule”]

Classification	Details
Incentivizing installment-based payments of sales commissions to improve insurance policy retention rates

•

Establishment of a new maintenance fee to be paid in installments over a maximum period of seven years, in addition to the existing upfront fee

•

For the 5th through 7th years of contract maintenance, additional long-term maintenance management fees shall be paid

•

The 1,200% rule is also extended to commissions paid to agents affiliated with GAs

Expansion of Sales Commission Disclosures to Strengthen Consumers’ Right to Information	• Establishment of new obligations to compare and publicly disclose insurance sales commission information and to provide comparisons and explanations
Establishment of a Reasonable Sales Commission Management System

•

Stronger role for insurance company product committees

•

Product committees shall be composed of the executive officer in charge of products, the Chief Compliance Officer, the executive officer in charge of financial consumer protection, and other relevant executive officers.

•

Deliberation and resolution on overall plans for product operations, including analyses of the additional business expenses and profitability, the risk of incomplete sales, etc.

•

Continuous monitoring of the adequacy of underlying documentation

•

Measures including withholding and suspension of sales when a product is determined to be inappropriate

Source: Financial Services Commission, Press Release (January 2026)

In particular, as leadership in the insurance market has recently shifted rapidly to GA (general agency) channels that compare and sell multiple products, the risk of a reversal in the power dynamic is being highlighted due to the strengthening market dominance of super-large GAs. These large GAs can leverage their extensive sales organizations to destabilize an insurer’s business foundation by demanding excessive commissions and incentive payments, or by exercising their bargaining power through measures such as temporarily suspending the sale of a particular insurer’s products during negotiations. As evidenced by recent large-scale disputes involving GAs, the heavy reliance on GA distribution channels creates a structural vulnerability whereby conflicts with particular GAs or inadequate internal controls within such organizations may directly result in a precipitous decline in new policy acquisitions and material damage to the insurer’s brand reputation.

Life insurers are accelerating the separation of their sales organizations into separate subsidiaries to enhance cost efficiency and concentrate their sales capabilities. Although the initial establishment of a sales subsidiary requires significant investment in large-scale IT infrastructure and support for organizational stabilization, if actual insurance sales performance fails to meet expectations, it may result in prolonged operating losses in the consolidated financial statements. Furthermore, as direct control over the sales organization weakens, the risk of improper policy replacement (inducing policyholders to surrender existing policies and purchase new ones) or incidents of incomplete sales increases, which may result in regulatory risks including damage to the insurer’s reputation and the imposition of administrative fines.

Insurers are investing substantial resources in diversifying digital channels, including the introduction of AI agents, to target younger demographics. But life insurance products have complex structures, and the proportion of subscriptions made through face-to-face solicitation remains overwhelmingly high. As of the end of 2025, face-to-face solicitation stayed at 99.2%, and the actual inflow of premium income through digital channels remains negligible.

[Trends in Life Insurance Premium Income by Type and Distribution Channel (2023 onwards)]	(Unit: KRW million)

Classification	End of 2025		End of 2024		End of 2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Face-to-face solicitation	27,840,056	99.2%	23,019,171	99.3%	18,719,565	98.7%
Insurance agent	1,676,756	6.0%	1,578,810	6.8%	1,248,986	6.6%
Broker	0	0.0%	914	0.0%	11,092	0.1%
Insurance agency	1,902,004	6.8%	1,590,040	6.9%	947,326	5.0%
Financial institution insurance agency	17,354,892	61.9%	16,116,506	69.5%	11,701,543	61.7%
Officers and employees of insurance companies	6,905,037	24.6%	3,731,394	16.1%	4,809,114	25.4%
Other	1,362	0.0%	1,505	0.0%	1,508	0.0%
TM	61,225	0.2%	62,084	0.3%	55,965	0.3%
Insurance agent	29,819	0.1%	31,104	0.1%	28,525	0.2%
Broker	0	0.0%	0	0.0%	0	0.0%
Insurance agency	17,342	0.1%	17,699	0.1%	15,146	0.1%
Financial institution insurance agency	6,892	0.0%	6,750	0.0%	5,277	0.0%
Officers and employees of insurance companies	45	0.0%	10	0.0%	63	0.0%
Home shopping	6,892	0.0%	3,974	0.0%	4,058	0.0%
Other	2,828	0.0%	2,547	0.0%	2,896	0.0%
C/M	157,941	0.6%	103,310	0.4%	194,020	1.0%
Insurance agent	0	0.0%	0	0.0%	0	0.0%
Broker	0	0.0%	0	0.0%	0	0.0%
Insurance agency	21	0.0%	0	0.0%	0	0.0%
Financial institution insurance agency	133,573	0.5%	63,614	0.3%	179,955	0.9%
Officers and employees of insurance companies	2,792	0.0%	3,273	0.0%	1,707	0.0%
Other	21,553	0.1%	36,423	0.2%	12,359	0.1%
Total	28,059,222	100.0%	23,184,565	100.0%	18,969,550	100.0%

1) Premium income by solicitation method represents aggregate premium income from both domestic and foreign life insurance companies.

Source: Financial Supervisory Service, Financial Statistics Information System

Although the life insurance industry is characterized by the fact that “people” constitute the sole means of competitive differentiation, the industry is currently engaged in intense competition to secure specialized personnel and sales organizations. In this context, diversifying distribution channels in the life insurance industry is essential; however, excessive cost competition and rapidly changing regulatory environments may undermine the financial resilience of insurers. Investors should be aware that increased costs arising from intensified competition for such resources and potential weakening of competitiveness due to the departure of key personnel constitute common business risks across the life insurance industry as a whole.

I. Risks Arising from Intensified Competition within the Life Insurance Industry

As the domestic life insurance market has entered a “zero-sum” phase in which overall growth has stagnated due to demographic changes and market saturation, aggressive competition for market share to secure CSM (Contractual Service Margin) has intensified among financial holding company affiliates and small- and medium-sized insurers, notwithstanding the well-established oligopolistic market structure in which the top three insurers—Samsung, Hanwha and Kyobo—account for 52.5% of the individual insurance market and 95.2% of the group insurance market based on premium income. In particular, since the introduction of IFRS 17, the industry has concentrated its efforts on the third-sector insurance market (covering illness, cancer, nursing care, etc.), which contributes significantly to the Contractual Service Margin (CSM), a key indicator of future profitability. This has led to intensified so-called “coverage competition,” characterized by expanded coverage and increased diagnostic benefits. Although the aggregate claim payout ratio of life insurers stood at 78.44% as of the end of 2025, reflecting an improvement from 102.57% in 2022, risks associated with changes in actuarial assumptions resulting from the expansion of sales of no-lapse and low-lapse products, as well as the potential for a long-term increase in payout ratios, continue to act as factors that may adversely affect profitability. Furthermore, the shift in distribution leadership toward GA (general agency) channels has intensified competition over commissions and incentives, and as of 2025, the significant disparity in capital resources between large insurers (average operating expense expenditures of approximately KRW 4.4023 trillion, with an expense ratio of 20.4%) and small- and medium-sized insurers (approximately KRW 740.8 billion, with an expense ratio of 21.4%) is exacerbating the risk of “competition driven by scale,” whereby smaller insurers are compelled to incur higher expense ratios in order to defend their market share. In conclusion, excessive competition based on scale and commissions within the industry constitutes a key factor that may weaken insurers’ earnings capacity and increase earnings volatility. Investors are advised to be fully cognizant of the adverse effects that market consolidation centered on leading insurers leveraging their capital strength and brand recognition, together with the potential decline in profit margins, may have on the operating environment of life insurance companies.

The domestic life insurance market has entered a zero-sum phase in which overall market growth has stagnated due to demographic shifts and market saturation. Consequently, incumbent life insurance companies are engaging in significantly more aggressive competition than in the past in order to maintain market share within constrained demand and to secure CSM (Contractual Service Margin), a profitability metric under IFRS 17.

The domestic life insurance market continues to be characterized by a firm oligopoly of the three major players—Samsung, Hanwha, and Kyobo Life—while recently, insurance companies affiliated with large financial holding groups such as Shinhan, KB, and the Woori Financial Group that acquired Tongyang Life, have been rapidly expanding their market dominance by leveraging their capital strength and bank networks (bancassurance). This shift in the competitive landscape may pose a significant threat to small and medium-sized insurance companies. If top-tier insurers and insurers affiliated with financial holding companies that have superior capital strength and brand recognition pursue aggressive marketing and commission policies, relatively smaller insurers risk falling into a vicious cycle of having to incur higher operating expenses to defend against declining market share.

[Trends in Life Insurance Market Share Based on Premium Income]	(Unit: KRW million, %)

Classification		FY2025		FY2024		FY2023
		Premium income	Market share	Premium income	Market share	Premium income	Market share
Individual Insurance	Top three companies (A)	43,757,575	52.5	40,169,264	51.2	36,459,924	51.0
	Domestic small and medium-sized firms and foreign firms (B)	39,587,199	47.5	38,292,760	48.8	35,039,035	49.0
	Total (A+B)	83,344,774	100	78,462,024	100.0	71,498,959	100.0
Group Insurance	Top three companies (A)	709,195	95.2	699,981	94.5	684,557	91.2
	Domestic small and medium-sized firms and foreign firms (B)	35,802	4.8	41,031	5.5	66,272	8.8
	Total (A+B)	744,997	100	741,012	100.0	750,829	100.0
Separate Accounts	Top three companies (A)	20,031,087	46.1	16,918,695	49.4	21,468,253	53.5
	Domestic small and medium-sized firms and foreign firms (B)	23,385,265	53.9	17,318,302	50.6	18,689,451	46.5
	Total (A+B)	43,416,352	100	34,236,997	100.0	40,157,704	100.0

Note 1) Top 3 companies: Samsung, Hanwha, and Kyobo

Note 2) Foreign companies and domestic small and medium-sized companies (19 companies): KDB Life Insurance, NH Nonghyup Life Insurance, Mirae Asset Life Insurance, Shinhan Life Insurance, Heungkuk Life Insurance, DB Life Insurance (formerly Dongbu Life), KB Life Insurance, iM Life Insurance (formerly DGB Life Insurance), IBK Pension, Hana Life Insurance, Kyobo Lifeplanet Life Insurance, wholly owned subsidiary (Tongyang Life Insurance), MetLife Life Insurance, AIA Life Insurance (formerly AIG Life Insurance), ABL Life Insurance (formerly Allianz Life Insurance), Lina Life Insurance, BNP Paribas Cardif Life Insurance, Chubb Life Insurance (formerly Ace Life Insurance), Fubon Hyundai Life Insurance)

Note 3) Market share is calculated based on the sum of general accounts and separate accounts

Source: Financial Supervisory Service, Financial Statistics Information System

Following the adoption of IFRS 17, the valuation of insurance companies has shifted from a focus on “premium income” to “future profits (CSM).” Consequently, all life insurance companies are simultaneously focusing on the third-sector insurance market (health insurance covering disease, cancer, nursing care, etc.), which has high CSM contributions, resulting in intensified product competition. “Coverage competition” is intensifying, with insurers offering broader scope of coverage and higher diagnosis benefits than their competitors. Although the insurance claim payment ratio of life insurance companies as of the end of 2025 stands at 78.44%, which is lower than the 102.57% recorded in 2022, the overheating of the third-sector insurance market may cause a long-term increase in the insurance claim payment ratio, thereby impairing the profitability of insurance companies. Furthermore, as competition intensifies in the sale of non-surrender and low-surrender value products that reduce premiums while enhancing coverage, there exists a risk that actuarial uncertainties, including changes in lapse rate assumptions, will increase and actual profit margins will decline.

[Trends in Life Insurance Companies’ Claim Payment Ratios]	(Unit: %)

Insurance claim payment ratio	2021	2022	2023	2024	2025
Individual	85.27	102.79	106.32	86.06	78.46
Group	81.78	75.83	84.34	83.67	76.42
Total	85.23	102.57	106.09	86.03	78.44

Source: Korea Life Insurance Association, Monthly Report on Financial Statistics

As competition in the market intensifies, insurers are increasingly raising the commission fees and incentives (sales initiatives) paid to GA (general agency) channels in order to secure sales volume. While such cutthroat competition may contribute to short-term sales growth, it leads to an industry-wide increase in expense ratios and undermines insurers’ actual profitability. In particular, insurance companies that fail to respond to the aggressive market strategies of major insurers may face the dual challenges of attrition of top-performing agents and a sharp decline in new business. As of 2025, the expense ratio of large companies stands at 20.4%, which is 1 percentage point lower than that of domestic small and medium-sized companies (21.4%). However, when considering total operating cost, the average operating cost for large companies is KRW 4.4023 trillion, while the figure for Korean small and medium-sized companies is KRW 740.8 billion on average, showing a substantial disparity.

[Trends in Business Expense Ratios by Type of Life Insurance Company]	(Unit: %)

Expense Ratios	2023	2024	2025
Major companies	16.9	20.5	20.4
Korean small and medium-sized companies	16.5	21.4	21.4
Foreign companies	18.4	20.0	19.6

Note 1) Top 3 companies: Samsung, Hanwha, and Kyobo

Note 2) Korean small and medium-sized companies (13 companies): KDB Life Insurance, NH Nonghyup Life Insurance, Mirae Asset Life Insurance, Shinhan Life Insurance, Heungkuk Life Insurance, DB Life Insurance (formerly Dongbu Life), KB Life Insurance, iM Life Insurance (formerly DGB Life Insurance), IBK Pension, Hana Life Insurance, Kyobo Lifeplanet Life Insurance, Tongyang Life Insurance, and ABL Life Insurance (formerly Allianz Life)

Note 3) Foreign companies (6 companies): MetLife Life Insurance, AIA Life Insurance (formerly AIG Life), , Lina Life, BNP Paribas Cardif Life, and Chubb Life (formerly Ace Life Insurance), Fubon Hyundai Life Insurance)

Note 3) Market share is calculated based on the sum of general accounts and separate accounts

Note 4) Expense ratio = Operating expenses / premium income

Source: Financial Supervisory Service, Financial Statistics Information System

Competition within the life insurance industry is evolving beyond mere product quality into a “competition of scale” in which capital strength, brand recognition, and distribution channel influence operate in concert. In particular, the overheating of the third-sector insurance market to defend profitability indicators under IFRS 17 will be a factor that increases insurers’ earnings volatility going forward. Investors should be aware that such intensifying competition within the industry may have a negative impact on the profit margins and creditworthiness of individual insurance companies.

J. Risks Arising from Changes in Policies, Regulations and Rules

As the insurance industry is a highly regulated industry, the financial supervisory authorities have continuously pursued regulatory and institutional reforms to strengthen the financial soundness of insurance companies and enhance the supervisory framework. In May 1999, the European-style (EU) solvency regime was introduced to systematically quantify the uncertainties inherent in insurance companies and to require them to maintain equity capital commensurate with such uncertainties. Subsequently, in May 2009, the new risk-based capital (RBC) system was introduced and became mandatory in April 2011. Thereafter, beginning in January 2023, a new solvency regime (K-ICS) was implemented, under which insurance liabilities are measured at market value and a measurement methodology incorporating stress scenarios was introduced. In particular, in 2025 and 2026, additional enhancement measures were announced to improve the quality of capital beyond the stabilization of the system. IFRS 17 is a new international accounting standard applicable to the insurance industry that was previously referred to as IFRS 4 Phase 2 and was finalized as IFRS 17 in November 2016. IFRS 17 is the International Financial Reporting Standard (IFRS) issued by the International Accounting Standards Board (IASB) that addresses the accounting treatment of insurance contracts. As Korea has fully adopted IFRS, any changes to the IFRS standards are automatically reflected in Korean accounting standards. Whereas IFRS 4 permits the application of existing national insurance accounting practices, IFRS 17 does not permit the continued application of such insurance accounting practices. The introduction of IFRS 17 has resulted in (1) the adoption of market-value measurement of insurance liabilities, (2) changes in the method of recognizing insurance revenue, and (3) changes in the presentation of accounting profits. As a result, life insurance companies have experienced greater volatility in their financial soundness and earnings structures than in the past, and continue to implement various measures to strengthen their capital, including the issuance of capital securities, the retention of earnings and capital increases. As of 2026, the life insurance industry has moved beyond the initial implementation phase and entered a stabilization phase; however, ongoing monitoring of financial structure and profitability remains necessary in light of the continuing enhancement of capital soundness regulations by the supervisory authorities. As such, the life insurance industry is currently undergoing policy changes, including the strengthening of capital soundness regulations and changes to applicable accounting standards. Investors should be aware that the financial structure and profitability of insurance companies may deteriorate due to policy changes such as the strengthening of capital soundness regulations and amendments to accounting standards.

As the insurance industry is a highly regulated industry, the financial supervisory authorities have continuously pursued regulatory and institutional reforms to strengthen the financial soundness of insurance companies and enhance the supervisory framework. In May 1999, the European-style (EU) solvency regime was introduced to systematically quantify the uncertainties inherent in insurance companies and to require them to maintain equity capital commensurate with such uncertainties. Subsequently, in May 2009, the new risk-based capital (RBC) system was introduced and became mandatory in April 2011.

Thereafter, on June 30, 2020, the financial authorities improved the RBC system to enhance the financial soundness of insurance companies through amendments to the Detailed Regulations for the Supervision of Insurance Business. In response to the adoption of IFRS 17, the Financial Supervisory Service reflected coinsurance arrangements and interest rate derivatives used for hedging purposes in the calculation of RBC interest rate risk for proactive preparations for structural improvements to insurance liabilities and interest rate risk management, established detailed standards for the application of internal models to measure the interest rate sensitivity of insurance liabilities, and also lowered the risk factor applicable to the Securities Market Stabilization Fund, among other measures.

Thereafter, beginning in January 2023, a new solvency regime (K-ICS) was implemented, under which insurance liabilities are measured at market value and a measurement methodology incorporating stress scenarios was introduced. In particular, in 2025 and 2026, additional enhancement measures were announced to improve the quality of capital beyond the stabilization of the system.

[History of Insurance Company Solvency Regimes]

Period	Relevant Regulations	Key Features
June 1994	Regulations on the Solvency of Life Insurance Companies	Required insurers to maintain a solvency margin of at least KRW 10 billion as of the end of each fiscal year
February 1998	Introduction of the EU-Style Solvency Regime	Establishment of a specified percentage of policy reserves and risk insurance benefits
November 4, 2011	Introduction of the Risk-Based Capital (RBC) regime (parallel with the EU system in 2009–2010)	Measured capital requirements using a factor-based approach for each risk category (insurance, interest rate, market, credit, and operational risks).
January 2023	Implementation of the Market-Consistent Solvency Regime (K-ICS)	Introduced fair value measurement of insurance liabilities and a stress-scenario-based measurement approach.
March 2025	Announcement of plans to enhance capital regulations	Reasonable downward adjustment of supervisory standards, such as the criteria for early repayment of subordinated bonds (150% → 130%)
January 2027	Implementation of core capital K-ICS ratio regulations	Mandatory 50% Tier 1 and linkage to timely corrective measures

IFRS 17 is a new international accounting standard applicable to the insurance industry that was previously referred to as IFRS 4 Phase 2 and was finalized as IFRS 17 in November 2016. IFRS 17 is the International Financial Reporting Standard (IFRS) issued by the International Accounting Standards Board (IASB) that addresses the accounting treatment of insurance contracts. As Korea has fully adopted IFRS, any changes to the IFRS standards are automatically reflected in Korean accounting standards. Whereas IFRS 4 permits the application of existing national insurance accounting practices, IFRS 17 does not permit the continued application of such insurance accounting practices.

[Comparison of IFRS 4 and IFRS 17 Accounting Standards]

Classification	IFRS4	IFRS17	Notes
Valuation of insurance liabilities	• Historical cost	• Valued at market value (fair value) as of the valuation date	• Increased volatility in liabilities and equity values due to fair value measurement
Recognition of operating expenses	• Separate operating expenses into insurance policy expenses and subsequent maintenance expenses • Amortization over a certain period after deferred payment of new contract fee	• Classify operating expenses into direct expenses and indirect expenses • Indirect expenses are treated as current expenses and only direct expenses are deferred and amortized

• Elimination of distortions in profit or loss by period

• Reduced short-term sales practices focused on new contracts

• Increased importance of maintaining contracts in force, including contract maintenance rates

Recognition of insurance income	• Cash basis principle • Recognition of income at the time of premium receipt • Recognition of investment contract components as insurer income	• Accrual principle • Recognition of income at the time of the occurrence of insured events and provision of services • Investment contract components not recognized as insurer income	• Reduction in insurance company premium income • Enhanced comparability with other financial institutions • Strengthened management foundation prioritizing substance over form

Source: NICE Investors Service

IFRS 17 is the International Financial Reporting Standard applicable to the insurance industry and was fully implemented on January 1, 2023. The introduction of IFRS 17 has resulted in (1) the adoption of market-value measurement of insurance liabilities, (2) changes in the method of recognizing insurance revenue, and (3) changes in the presentation of accounting profits. As a result, life insurance companies have experienced greater volatility in their financial soundness and earnings structures than in the past, and continue to implement various measures to strengthen their capital, including the issuance of capital securities, the retention of earnings and capital increases. As of 2026, the life insurance industry has moved beyond the initial implementation phase and entered a stabilization phase; however, ongoing monitoring of financial structure and profitability remains necessary in light of the continuing enhancement of capital soundness regulations by the supervisory authorities.

(1) Introduction of fair value measurement of insurance liabilities

“Policy liabilities” (formerly, “reserves”) means the amount set aside by an insurer from premiums received from policyholders to provide for the future payment of insurance claims, surrender values, policyholder dividends, and related expenses. Previously, insurance contract liabilities were measured at cost (historical cost) as of the date of premium receipt; however, IFRS 17 requires that such liabilities be measured at current value rather than at cost. Under IFRS 17, insurance liabilities must be classified based on the amount required by an insurer to fulfill its contractual obligations (FV: Fulfilment Value) and the future expected profit (CSM: Contractual Service Margin). The amount required to fulfill the obligation consists of the best estimate (BEL: Best Estimate of Liabilities), in addition to the risk adjustment that reflects the opportunity cost of the capital held against unexpected losses (RA: Risk Adjustment). The reason insurance companies regard BEL and RA collectively as the amount to fulfill the obligation is that they must be able to pay insurance benefits to policyholders at any time, covering not only predictable losses but also losses exceeding expectations. Risk Adjustment (RA) represents the opportunity cost of the available capital held to cover such excess losses, and the portion of the risk that has been released is recognized in the income statement as profit for each period.

[Differences between IFRS 4 and IFRS 17 Balance Sheets]

Source: NICE Investors Service

(2) Changes in the method of recognizing insurance income

In the past, insurance companies recognized the entire amount as income at the time premiums were collected from policyholders without distinguishing between the savings component, the protection component, and the expense component. However, following the adoption of IFRS 17, insurance income is recognized at the point of service delivery in proportion to the volume of services rendered, and the savings component is excluded from insurance income. Under the previous IFRS 4 framework, initial losses were incurred immediately following the inception of an insurance contract due to the incurrence of acquisition costs, with profits subsequently recognized predominantly during the premium payment period. In contrast, under the IFRS 17 framework, profit is recognized from contract inception, and insurance income is recognized in proportion to the volume of insurance services rendered.

[Comparison of Profit Recognition Methods Between IFRS4 and IFRS17]

Source: NICE Investors Service

(3) Changes in the presentation of profits

Prior to the adoption of IFRS 17, it was difficult to accurately identify the sources of revenues and expenses, but after its adoption, income derived from insurance operations is disclosed separately as insurance income, while income derived from asset investment activities is publicly disclosed as investment income. In particular, insurance income is provided in a segmented manner, broken down into product margin, risk margin, and forecast margin, thereby enabling users of the information to more clearly understand the profit structure of insurance companies through publicly disclosed financial statements.

The anticipated impact of the aforementioned changes on the insurance industry is as follows.

① Valuation of insurance liabilities

As the valuation method changes from cost-based valuation at the time of contract to fair value measurement reflecting market interest rates at the end of each fiscal year, it is anticipated that substantial additional reserves (policy reserves) will be required when insurance liabilities are measured at fair value in a sustained low interest rate environment.

Interest rate decline → decline in discount rate for insurance liabilities* → additional reserve appropriation → reduction in capital including retained earnings

*) Under IFRS 17, insurance liabilities are measured by discounting them at current interest rates; accordingly, when interest rates decline, the carrying amount of such liabilities increases, thereby necessitating additional reserves to cover the corresponding increase in liabilities.

② Recognition of income and expenses

Premiums are recognized on the basis of risk coverage over the period of insurance rather than at the time of premium receipt, and the investment (savings) component is excluded. As investment components unrelated to risk coverage such as surrender values and maturity insurance benefits are excluded, the scale of incomes and expenses is expected to decrease.

③ Changes in the business environment for insurance companies

As management performance reflecting the future value of the insurer (cost → market value) is disclosed in the financial statements, reforms for the overall management strategy, including not only accounting and actuarial systems but also products, sales, and asset management, are unavoidable, and in particular, companies with financial soundness issues such as solvency are deemed to urgently require capital expansion and improved management structure.

④ Reform of the supervisory system

As insurance liabilities, which constitute the majority of the total liabilities of insurance companies, serve as the source of funding for insurance claim payments and the foundation of the insurance supervisory regime, the adoption of IFRS 17 is expected to necessitate comprehensive changes to the supervisory framework, including the supervision of financial soundness, risk assessment, public disclosure requirements, and policyholder protection measures.

As described above, changes in the standards for the calculation of insurance companies’ income, expenses, and liability amounts resulting from the implementation of IFRS 17 may give rise to increased volatility in insurance companies’ financial soundness and profit and loss structures. Accordingly, insurance companies are expected to take various measures, including increasing available capital, in order to adapt to the changes in regulations and policies imposed by financial authorities, and there is a risk that the financial structure of insurance companies may be subject to change in the future as a result.

Although methods for capital replenishment include the issuance of capital securities, retention of surplus, sale of assets, and capital increases, the retention of surplus requires a substantial period of time, and the effect of increasing available capital through asset sales is not expected to be significant. A paid-in share increase also involves various inherent variables such as the dilution of controlling interests and shareholder equity. Although insurance companies were only permitted to issue subordinated bonds when their RBC ratio fell below 150%, the April 2016 amendment to the Detailed Enforcement Rules on the Supervision of the Insurance Business enabled them to issue subordinated bonds even if their RBC ratio (Risk-Based Capital ratio) is 150% or above if is a concern that the RBC ratio may decline, and issue hybrid capital securities at any time. It is expected that a realistic method of capital augmentation through regulatory relaxation would be the issuance of subordinated debt or hybrid capital securities.

Meanwhile, on June 28, 2017, the second meeting of the Adoption Preparation Committee of the International Accounting Standards Board was held to establish a phased plan for the additional appropriation of policy reserves in preparation for the implementation of IFRS 17. At the meeting, a plan was established to implement a risk-based supervisory framework as follows.

[Plan to Establish a Risk-Based Supervisory Framework]

① (Pillar 1: Quantitative regulation) Transition from the RBC ratio system to a new solvency regime based on market valuation (tentatively designated “K-ICS; Korea Insurance Capital Standard”)

•	Establish procedures and standards for the approval of internal models in the solvency regime to precisely reflect company-specific characteristics

② (Pillar 2: Qualitative regulation) Comprehensive review of the supervisory accounting framework to ensure compliance with IFRS 17, and further sophistication of management status evaluation

③ (Pillar 3: Market disclosures) Strengthen market disclosures regarding the status of insurance companies’ preparations for IFRS 17 adoption to promote proactive risk management

As such, the life insurance industry is currently undergoing policy changes, including the strengthening of capital soundness regulations and changes to applicable accounting standards. Investors should be aware that the financial structure and profitability of insurance companies may deteriorate due to policy changes such as the strengthening of capital soundness regulations and amendments to accounting standards.

K. Risks Arising from the Introduction of the New Solvency Regime (K-ICS)

IFRS 17 and the Korean Insurance Capital Standard (K-

ICS), introduced in 2023, are predicated on the full market-value measurement of insurance liabilities and accrual-basis revenue recognition, and as of 2026, have progressed beyond the initial implementation phase into the stages of “capital quality management” and “regulatory enhancement.” In particular, under the “Plan to Strengthen Basic Capital Management” announced in January 2026, the financial authorities require the ratio of core capital to available capital to be maintained at approximately 50%, and this requirement is scheduled to be incorporated into the timely corrective measures framework beginning in 2027. Accordingly, the life insurance industry is facing broad pressure to strengthen capital quality through the retention of earnings, paid-in share increases and other measures, moving beyond the maintenance of solvency ratios through reliance on supplementary capital such as subordinated debt. Furthermore, the “Discount Rate Normalization Roadmap,” which is being implemented in phases from 2024 through 2027, together with a refined required capital calculation framework covering longevity, lapse and catastrophe risks, has increased the financial volatility of insurers. Indeed, industry-wide required capital surged from KRW 67.9 trillion as of the end of 2022 to KRW 118.9 trillion as of September 30, 2024, making the maintenance of capital adequacy a critical challenge for survival. Although a soft landing mechanism is in place, including a maximum 10-year transitional period and a 9-year grace period for core capital requirements (through 2035), the risk of declining profitability due to increased funding costs remains ever-present, as evidenced by capital securities issuances reaching approximately KRW 9 trillion in 2025 amid a high-interest-rate environment. Accordingly, investors are advised to carefully examine not only the nominal solvency ratio but also the downward trajectory of the core capital ratio and substantive capital adequacy in light of tightening regulations.

Until 2022, insurance liabilities were measured at cost, and the solvency ratio was calculated through the RBC regime, which was a solvency framework based on these measurements; however, from January 1, 2023, with the implementation of IFRS 17, which is standard for evaluating insurance liability based on fair value, the solvency ratio is calculated through the new solvency regime (K-ICS). The introduction of IFRS 17 has resulted in (1) the adoption of market-value measurement of insurance liabilities, (2) changes in the method of recognizing insurance revenue, and (3) changes in the presentation of accounting profits. As a result, life insurance companies have experienced greater volatility in their financial soundness and earnings structures than in the past, and continue to implement various measures to strengthen their capital, including the issuance of capital securities, the retention of earnings and capital increases. As of 2026, the life insurance industry has moved beyond the initial implementation phase and entered a stabilization phase; however, ongoing monitoring of financial structure and profitability remains necessary in light of the continuing enhancement of capital soundness regulations by the supervisory authorities.

[Comparison of IFRS 4 and IFRS 17 Accounting Standards]

Classification	IFRS4	IFRS17	Notes
Valuation of insurance liabilities	• Historical cost	• Valuation at market value (fair value) as of the valuation date	• Increased volatility in liabilities and equity values due to fair value measurement
Recognition of operating expenses	• Separate operating expenses into insurance policy expenses and subsequent maintenance expenses • Amortization over a certain period after deferred payment of new contract fee	• Classify operating expenses into direct expenses and indirect expenses • Indirect expenses are treated as current expenses, and only direct expenses are deferred and amortized

•

Elimination of distortions in profit or loss by period

•

Reduced short-term sales practices focused on new contracts

•

Increased importance of maintaining contracts in force, including contract maintenance rates

Recognition of insurance income	• Cash basis principle • Recognition of income at the time of premium receipt • Recognition of investment contract components as insurer income	• Accrual principle • Recognition of income at the time of the occurrence of insured events and provision of services • Investment contract components not recognized as insurer income	• Reduction in insurance company premium income • Enhanced comparability with other financial institutions • Strengthened management foundation prioritizing substance over form

Source: NICE Investors Service

Together with the adoption of IFRS 17, the New Solvency Regime (K-ICS) is a capital framework designed to enable application under IFRS 17 by measuring the assets and liabilities of insurance companies entirely at fair value and by providing a more sophisticated assessment of risks and financial soundness. Under IFRS 17, the historical cost-based RBC framework has limitations in precisely measuring capital volatility arising from changes in economic conditions and various risks. Accordingly, the financial authorities and the insurance industry have introduced a fair value-based New Solvency Regime in order to maintain consistency with the fair value measurement of insurance liabilities and to ensure alignment with international capital regulations. Through the calculation of Available Capital and Required Capital in a manner that reflects economic substance, the New Solvency Regime is expected to improve the quality of insurers’ capital and strengthen risk management, while enhancing consistency with international standards, including market value-based international insurance capital regulations, and improving the credibility of the Korean insurance industry.

Meanwhile, the Financial Services Commission has been continuously enhancing capital regulations to ensure the stabilization of the system and restore confidence in the insurance industry following the successful implementation of IFRS 17 and K-ICS in 2023. Detailed standards were established through the “7th Insurance Reform Meeting” in March 2025 and the “Plan for Strengthening Core Capital Management” in January 2026 to enhance the actual loss absorption capacity of insurance companies. The principal enhancements to the new solvency regime for insurance companies (K-ICS) include: ① strengthening the calculation of the solvency ratio and management of core capital; ② rationalizing the standards for calculating available capital and required capital; ③ establishing transitional arrangements and soft landing measures; and ④ making reasonable adjustments to supervisory standards.

① Calculation of Solvency Ratio and Enhancement of Core Capital Management: A comprehensive fair value measurement system was established that evaluates assets and liabilities at fair value by applying best estimate assumptions, including discount rates and loss ratios, as of the settlement date. In addition, the core capital ratio (basic capital/required capital), which has a high loss-absorbing capacity among available capital, has been set at 50% and will be introduced as a requirement for timely corrective measures from 2027. This is intended to encourage insurance companies to maintain not only the quantitative expansion of capital, but also its qualitative standards.

[Standards for the Calculation of Tier 1 Capital Ratios]

Source: Financial Supervisory Service, Press Release (January 2026)

② Rationalization of the standards for calculating solvency margin and required solvency margin: Reliance on supplementary capital, such as subordinated debt, to bolster capital adequacy may increase financial burdens, including interest expenses; accordingly, emphasis is placed on strengthening core capital primarily through paid-in capital and retained earnings. Risk measurement has been refined, with the industry-wide required capital increasing significantly from KRW 67.9 trillion as of the end of 2022 to KRW 118.9 trillion as of the end of September 2024, reflecting new risks including longevity, lapses, and catastrophe.

[Criteria for Calculating Available Capital]

Source: Financial Supervisory Service, Press Release (March 2025)

③ Transitional Measures and Soft Landing Plan: A system is being operated that recognizes the effects of increased liabilities and increased new risk amounts resulting from mark-to-market valuation on a gradual basis over a maximum period of 10 years. In addition, a nine-year transitional period extending until the end of 2035 will be granted to allow the insurance industry time to adapt to the core capital ratio (50%) regulations scheduled to take effect in 2027.

[Application of Transitional Measures (Example)]

Application of Transitional Measures for Insurance Company A (Example)

	’27.1Q	’27.2Q	’27.3Q	(...)	‘28.3Q	’28.4Q	’29.1Q	(-)	’30.1Q	(...)	’36.1Q
Core Capital Ratio	14%	15%	15%		21%	21%	21%		25%
Minimum Performance Standards	14%	15%	16%		20%	21%	22%		26%		50%
Measures Taken	Imposition of Minimum Standards		1st violation		(Satisfied)	(Satisfied)	1st violation		Imposition of measures for violation of the face

Source: Financial Supervisory Service, Press Release (January 2026)

④ Rational Adjustment of Supervisory Standards: Following the stable operation of the K-ICS regime, the threshold for early redemption of subordinated debt and the ratio requirements related to regulatory approvals, which were previously uniformly applied at 150%, have been rationally adjusted downward to 130%.

[Comparison of the Risk-Based Capital (RBC) System and the New Solvency Regime (K-ICS)]

Classification		Risk-Based Capital (RBC) System	New Solvency Regime (K-ICS)
Available Capital	Asset Valuation	Market value appraisal and cost-based valuation* *Loans, held-to-maturity securities, etc.	Full Fair Value Valuation
	Liability Valuation	Historical Cost Measurement (supplemented by the Liability Adequacy Test (LAT))
Required Capital	Risk Category	① Insurance Risk ② Interest Rate risk ③ Market risk ④ Credit risk ⑤ Operational Risk	① Life and Long-Term Non-Life Insurance Risk ② General Non-Life Insurance Risk ③ Market Risk (including Interest Rate Risk) ④ Credit Risk ⑤ Operational Risk
	Risks	Risk Coefficient Method	Shock scenario-based approach
	Tsuzen-Bashi measurement method	(Risk Factors × Risk Exposure)	(The risk coefficient method applies to items ②, ④, and ⑤, for which the cash flow method is not material)
	Confidence Level	99%	99.5%
Soundness standards		Solvency Ratio (= Available Capital / Required Capital) ≥ 100%	Solvency Ratio (= Available Capital / Required Capital) ≥ 100% Core capital ratio (= basic capital/required capital) ≥ 50%

Source: Financial Supervisory Service, Press Release (2018.04)

[Classification of Risks to be Reflected in the Calculation of Required Capital Under the New Solvency Regime (K-ICS)]

Source: Korea Insurance Research Institute, “K-ICS Impact Analysis and Insurance Company Response Measures” (November 2024)

Meanwhile, the Financial Services Commission held the 9th meeting of the Insurance Capital Adequacy Advancement Task Force on February 24, 2022, where the K-ICS was finalized and transitional arrangements discussed. At that meeting, it was agreed to grant a transitional period of up to 10 years for available capital and required capital. With respect to available capital, the scope of recognition for capital securities issued prior to the K-ICS was expanded, and the increase in policy reserves resulting from the present value measurement of insurance liabilities (present value policy reserves less cost-based policy reserves) was permitted to be deducted from available capital on a gradual basis rather than in a single deduction. With respect to the calculation of required capital, the new insurance risks that insurance companies must recognize were to be recognized progressively during the transitional period, and for existing risks, it was determined that only 60% of the equity risk and interest rate risk calculated in the first year of implementation would be reflected as required capital.

In addition, on March 30, 2022, the financial authorities decided to establish and operate a working-level consultative body to support the preparations for IFRS 17 and K-ICS, and accordingly convened the first meeting of the Working-level Consultative Body to Support New Systems on March 10, 2023, and the second meeting of the Working-level Consultative Body to Support New Systems on May 31, 2023. Given that IFRS 17 is a framework involving the complex interplay of various elements including accounting, actuarial science, and product design, the Financial Services Commission intends to operate this working-level consultative body in a flexible manner to ensure effective reviews and responses.

In September 2022, in anticipation of the implementation of IFRS 17 and the K-ICS regime, the Financial Supervisory Service hosted “Meetings with Insurance Industry Executives for the Adoption of the New Solvency Regime” to improve their understanding of the new regime and ensure thorough preparation for its implementation. Through consultative meetings, transitional measures were established as a soft-landing strategy to mitigate the sudden financial shock associated with the initial implementation of the regime.

[Key Improvements to the New Solvency Regime by Insurance Companies]

① Establishment of a Soundness Supervisory Standard Balance Sheet for the Calculation of Solvency Ratios

ú Establish a separate soundness supervisory standard balance sheet for the new solvency regime;

However, for risks for which volatility in future cash flows is not significant (general non-life insurance risk, credit risk, and operational risk), the risk factor approach used under the previous RBC framework has been retained.

* Both assets and liabilities are measured at fair value in preparing the soundness supervisory balance sheet, and the solvency margin amount and the required solvency margin are calculated based on this balance sheet.

•

Establish a basis for measuring both assets and liabilities entirely at fair value so that the supervisory framework may better reflect the actual risks of insurance companies and improve consistency with international standards and supervisory objectives.

② Revision of the Standards for Calculating the Solvency Margin Amount

ú Establish principle-based standards under which net assets (assets less liabilities) reflected on the soundness supervisory balance sheet are classified as Core Capital or Supplementary Capital according to their loss-absorbing capacity.

•	For Supplementary Capital, which has certain limitations on its loss-absorbing capacity, the recognition limit* has been set at 50% of the Required Solvency Margin.

* Under the previous RBC framework, Supplementary Capital was recognized up to the amount of (Core Capital - Deductions).

③ Revision of the Standards for Calculating the Required Solvency Margin

ú In order to improve consistency with international standards, longevity risk, lapse risk, expense risk, catastrophe risk, and asset concentration risk added as newly measured risk categories.

•

To enable more sophisticated risk measurement, a stress scenario approach introduced under which risk is measured based on the amount by which net assets decrease when shocks are applied to future cash flows.

* However, for risks for which volatility in future cash flows is not significant (general non-life insurance risk, credit risk, and operational risk), the risk factor approach used under the previous RBC framework has been retained.

④ Introduction of Transitional Measures

ú (Key Features) The effects of reductions in the solvency margin amount resulting from increases in insurance liabilities due to fair value measurement and increases in risk capital resulting from newly added risks or strengthened measurement standards are not recognized immediately, but rather are recognized gradually over a transitional period (up to 10 years).

ú (Deferral of Prompt Corrective Action): If an insurer’s RBC ratio exceeds 100% at the time of implementation of the new regime, supervisory actions may be deferred (for up to five years), even if its K-ICS solvency ratio falls below 100% after applying the transitional measures.

ú (Measures to Prevent Abuse of Transitional Measures) For insurers applying the transitional measures, measures have been introduced including disclosure requirements regarding the application of such transitional measures and a cap on management assessment ratings.

ú The rating for the capital adequacy category is limited to no higher than Grade 3 out of a five-grade scale ranging from Grade 1 (highest) to Grade 5 (lowest).

[Comparison of the RBC System and the K-ICS Framework (New Solvency Regime)]

Classification	RBC System	K-ICS Framework (New Solvency Regime)
Valuation	Certain assets and liabilities measured at historical cost	All assets and liabilities measured at fair value
Solvency Margin Amount	Primarily based on capital items reflected in the financial statements, such as capital stock and retained earnings	Net assets (assets less liabilities) valued at fair market value deducted or increased according to loss absorbency
Required Solvency Margin	99% confidence level Required Capital calculated using a risk factor approach

99.5% confidence level

Calculation of required capital using the shock scenario method (reduction in net assets following shock) * Certain risks (general non-life insurance, credit, and operational) apply the risk coefficient method

Five major risks (Insurance, interest rate, market, credit, and operational risks)

(1) Five major risks: Life insurance/long-term insurance, general non-life insurance, market, credit, and operational risks

•

Separate insurance risks into life/long-term and general property and casualty insurance; incorporate interest rate risk into market risk

• Establishment of 5 new sub-risks • Within insurance risk: Longevity, termination, project costs, and catastrophic events • Within market risk: Asset concentration risk
Solvency Standard	Solvency Ratio (= Solvency Margin Amount / Required Solvency Margin) ≥ 100%

Source: Financial Supervisory Service, Press Release (September 2022)

As such, the financial authorities plan to continuously monitor the implementation of IFRS 17 and K-ICS to ensure a soft landing for the system by identifying the impact on insurance companies, gathering industry opinions, and taking into account the preparedness and acceptability of insurance companies.

With the introduction of the new accounting (IFRS 17) and supervisory (K-ICS) regime in 2023, the overall capital quality requirements for available capital have been strengthened, as available capital is now calculated based on the fair value measurement of insurance liabilities. In addition, capital regulations have been strengthened through adding new risks to required capital (insurance risk: Longevity risk, lapse risk, expense risk, and catastrophe risk, which were not included in the RBC required capital, have been newly introduced; market risk: subdivided into interest rate risk, stock risk, foreign exchange risk, and real estate risk, and asset concentration risk added) enhanced risk measurement methodologies, including shock scenario-based measurements, and the upward adjustment of confidence levels in calculating coefficients. Subsequently, in late May 2023, the financial authorities issued guidelines on key actuarial assumptions to prevent insurance companies from using excessively optimistic or conservative actuarial assumptions when calculating insurance liabilities. These guidelines affect the amount of insurance liabilities and the Contractual Service Margin (CSM), consequently resulting in changes to the net asset value and available capital under K-ICS.

The impact on the K-ICS ratio resulting from the application of the guidelines (whether an increase or decrease) and the magnitude of such change may vary depending on the relative degree of conservatism between the actuarial assumptions previously employed by each insurance company and those set forth in the guidelines. However, as the guidelines are designed to reflect insurance contract-related cash flows and policyholder behavior more precisely, it is anticipated that a decline in K-ICS ratios may occur for a number of insurers. Furthermore, alongside the underlying assumption risk amount being newly incorporated as a sub-category of operational risk in the calculation of K-ICS required capital beginning in 2024, it was also added as a subcategory for required capital.

[ Overview of Calculation of Underlying Assumption Risk Amount ]

Classification	Calculation Method	Time of application
Payment Variance

•

Actual payments for one year - Twelve months of estimated payments as of one year prior

•

Negative values (actual payments < estimated payments) calculated as 0

•

Calculated on the basis of the original insurance contracts held as of one year prior, with respect to losses incurred due to insurance elements (mortality rates, risk rates, etc.)

March 2024
Operational Expense Variance

•

Actual operational expenses for 1 year less estimated operational expenses for 12 months as of 1 year prior

•

Negative values (Actual operational expenses < estimated operational expenses) calculated as 0

•

Original contracts held as of one year prior; one-time expenses unrelated to the performance of insurance contract obligations (such as voluntary retirement allowances) are excluded from actual operational expenses

Overview of Calculation of Underlying Assumption Risk Amount

(Source: Korea Ratings, Insurance Company Solvency Framework Guidebook)

The underlying assumption risk amount consists of the payment variance and operational expense variance, and measures the risk of loss arising from the use of optimistic underlying assumptions. This is intended to reflect in the K-ICS ratio the fact that when insurance liabilities are calculated using optimistic underlying assumptions, losses arising from the deviations between actual and expected results accumulate over time. The measurements apply solely to life insurance contracts and long-term non-life insurance contracts, and investment components are excluded from the calculations.

The underlying assumption risk amount is added to required capital only when variance loss occurs, and is not reflected when variance gain occurs. Accordingly, where the insurance benefits and operational expenses that are actually paid are less than the estimated insurance benefits and operational expenses that were used in the valuation of insurance liabilities, the underlying assumption risk amount is calculated as zero and there is no impact on the K-ICS ratio. Conversely, in the event of substantial losses arising from discrepancies between estimated and actual results, there is exposure to not only adverse effects on income management, but also to a decline in the K-ICS ratio attributable to an increase in required capital. The impact of introducing this underlying assumption risk amount is expected to vary by company.

As a result of the adoption of underlying assumption risk amounts, required capital increased due to the rise in operational risk, which in turn led to an increase in required capital amounts. Accordingly, the average solvency ratio of domestic life insurers (before the application of transitional measures) stood at 183.8% as of the end of 2024, down from the previous year, but had risen to 190.3% by the end of 2025.

In order to reduce the burden on insurers resulting from the introduction of these regulations, the financial authorities have established transitional measures (with a maximum transitional period of 10 years). Under these transitional measures, liability reserves and increases in insurance risk shall be recognized progressively, and previously issued capital instruments shall be exceptionally recognized in full as available capital. In addition, if the existing solvency ratio exceeds 100%, timely corrective measures shall be deferred, and through a series of such measures, the insurer’s capital raising burden is estimated to be lower compared to original projections.

The optional transitional measures (excluding the common transitional measures relating to the recognition of available capital for capital securities issued under the RBC regime) permit the gradual recognition, over a maximum period of ten years, of reductions in available capital resulting from mark-to-market valuation, increases in required capital arising from new risk measurement methodologies (insurance risk components) and the strengthening of calculation standards for interest rate and equity risk amounts. Applications for K-ICS transitional measures revealed that requests were submitted not only by companies with low pre-application K-ICS ratios, but also by some insurers with ratios exceeding 150%; this is presumed to be primarily aimed at alleviating the burden of calculating new risk amounts (insurance risk) and stably managing K-ICS ratios.

[Key Details of the Transitional Measures for the New Solvency Regime (K-ICS)]

Classification	Transition Period	Main Details	Specific Details
Transitional Measures for Application of Available Capital	Up to 10 years	Issued capital securities recognized as available capital	Under K-ICS standards, hybrid capital securities are recognized as available capital within the limit of 50% of required capital; however, previously issued securities are exceptionally recognized in full as available capital.
		Increase in policy reserves progressively recognized	To allow for the increase in policy reserves resulting from the present value measurement of insurance liabilities to be gradually deducted from available capital(*)
Transitional Measures for Application of Required Capital	Up to 10 years	New insurance risks gradually recognized	Gradual recognition over the transition period of insurance risks that insurance companies must newly identify
		Increases to existing risks progressively recognized	Gradually recognize the increase in equity risk amounts and interest rate risk amounts resulting from upward adjustments to shock levels and changes in risk calculation methodologies
Exceptions to timely corrective measures	Up to 5 years	Upon satisfaction of certain conditions, timely corrective measures deferred	Even if the “K-ICS Ratio with transitional measures applied” is less than 100%, if the “Current RBC Ratio” exceeds 100%, timely corrective measures shall be deferred (***)

Note 1) (*) However, for life and long-term non-life insurance liabilities, this provision is applicable if the K-ICS insurance liabilities at the time of initial application exceed the current insurance liabilities.

Note 2) (**) In the first year of implementation, only 60% of the calculated equity and interest rate risk shall be recognized as required capital, with the applicable ratio being increased uniformly during the transitional period.

Note 3) (***) However, insurance companies that defer time corrective measures must enter into a management improvement agreement with the financial authorities, and if the contents of the agreement are not understood, the deferral shall be cancelled.

Source: NICE Investors Service

Furthermore, since 2025, the financial authorities have been enhancing the transparency of actuarial assumptions through the “Roadmap for Advancing Actuarial Supervision” by codifying the standards for insurance liability valuation into law and progressively strengthening the standards for discount rate calculations. The new regulations also improve the compatibility of the system by enhancing insurers’ capital utilization and shareholder dividend capacity by raising the limits on the accumulation of contingency reserves and improving the requirements for their reversal. The scale of capital securities issuances in the insurance sector has surged from KRW 3.2 trillion in 2023 to KRW 8.7 trillion in 2024 and KRW 9.0 trillion in 2025, reflecting intensifying financial burdens. In particular, qualitative capital management has become increasingly important, as the core capital K-ICS ratio declined from 145.1% as of March 31, 2023, to 132.6% as of September 30, 2024.

The K-ICS has entered the stabilization phase; however, the scheduled strengthening of Tier 1 capital regulations and implementation of the discount rate roadmap in 2027 continue to exert pressure on the life insurance industry to augment capital. Investors should be aware of the risk that, even if the insurer maintains externally sound solvency ratios, the quality of its actual capital (core capital ratio) may deteriorate or profitability may stagnate due to excessive capital procurement costs.

L. Risks Associated with a Decline in the Discount Rate Applied to Insurance Liabilities

Insurance companies manage their assets and liabilities on a long-term basis; however, they are exposed to a structural risk whereby, because the interest rate sensitivity of liabilities is generally higher than that of assets, a decline in discount rates results in a greater increase in the value of liabilities than in the value of assets, thereby reducing capital. In particular, under the Korean Insurance Capital Standard (K-ICS), liabilities are measured on a market-value basis, and accordingly, declines in market interest rates and the financial authorities’ “Discount Rate Normalization Roadmap” exert direct downward pressure on solvency ratios. To mitigate market shocks during the initial implementation of the new regime, the financial authorities adopted lenient discount rate standards and have been gradually normalizing them over a four-year period from 2024 to 2027. As of 2026, the third year of the roadmap, the calculation methodologies for the Ultimate Forward Rate (UFR) and the adjusted liquidity premium have become more conservative, and the Last Liquid Point (LLP) is being progressively extended from 20 years to 30 years. As a result, the valuation of liabilities of life insurance companies with a high proportion of ultra-long-term liabilities has been increasing significantly. Indeed, as of the end of 2023, a 100-basis-point decline in market interest rates was estimated to reduce the solvency ratio of life insurance companies applying transitional measures by an average of approximately 25 to 30 percentage points, indicating that the impact of declining interest rates is being reflected in financial statements more immediately than in the past. In conclusion, future declines in market interest rates and the continued implementation of the Discount Rate Normalization Roadmap may result in further increases in the value of insurance liabilities and corresponding reductions in capital, which could in turn lead to declines in solvency ratios. Accordingly, investors are advised to closely monitor such volatility when making investment decisions.

Insurance companies manage their assets and liabilities on a long-term basis; however, as the interest rate sensitivity of liabilities generally exceeds that of assets, a decline in the discount rate results in a greater increase in the value of liabilities than in the value of assets, thereby creating a structural risk of capital reduction. In particular, under the new solvency regime (K-ICS), the decline in market interest rates and the “Discount Rate Normalization Roadmap” by the financial authorities exert direct downward pressure on the solvency ratio due to the market value-based calculation of liabilities.

The financial authorities are gradually lowering the generous discount rate that was introduced to ease the initial market shock of the K-ICS over a four-year period from 2024 to 2027. As of 2026, entering the third year of the roadmap, a more conservative methodology is being applied to the calculation of the Ultimate Forward Rate (UFR) and the Adjusted Liquidity Premium, which are key components in determining the discount rate. In particular, the phased extension of the Last Liquid Point (LLP) (20 years → 30 years) and the adjustment of the convergence point are causing a steep increase in the liability valuations of life insurers with a high proportion of liabilities in their early stages.

[Improvement Plan for the Discount Rate System for Insurance Liabilities]

Discount Factor		Proposed Improvement	Implementation Timing
Final Observed Maturity Date		• Extension of final observed maturity date (from 20 years to 30 years)	2025 ~
Long-Term Forward Rate		• Increase in the upper limit of the range for long-term forward rate adjustments (0.15%p–0.25%p)	2024 ~
Liquidity Premium	Personal Loans	• Calculated directly using the new loan interest rate	2024 ~
	Special Finance	• Standardization of the risk spread calculation methodology for asset valuations	2024 ~
	Credit risk	• Inclusion of “unexpected credit losses” in credit risk spreads	2027 ~
	Adjustment Ratio	• Improvement of adjustment ratio for mismatching	2026 ~

Source: Financial Supervisory Service, Press Release, “Guidance on the Standards for the Application of Insurance Liability Discount Factors for 2024 and the Phased Application Plan for Discount Rates through 2027” (August 2023)

The “Discount Rate Normalization Roadmap” is greatly impacted by fluctuations in market interest rates. A decrease in market interest rates will result in a corresponding decrease in the discount rate applied to insurance liabilities, which will in turn lead to a decrease in K-ICS available capital and an increase in required capital. According to the latest analysis by the Korea Insurance Research Institute, as of the end of 2023, a 100-basis-point decline in market interest rates was estimated to reduce the solvency ratio of life insurance companies applying transitional measures by an average of approximately 25 to 30 percentage points. Sensitivity remains high compared to the end of 2023, and, combined with measures to align discount rates with market realities, the impact of falling interest rates is being reflected in financial statements more immediately than in the past.

[Analysis of Interest Rate Sensitivity for Solvency Ratios]

(Unit: %, %p)

Solvency Ratio	Life Insurance Company			Non-Life Insurance Company
	Companies that did not apply transitional measures	Companies that applied transitional measures		Companies that did not apply transitional measures	Companies that applied transitional measures
		Prior to application	After application		Prior to application	After application
End of 2023 (a)	229	173	264	250	192	241
Upon a 100bp drop (b)	220	156	240	252	168	211
Difference (b-a)	Δ9	Δ17	Δ25	+2	Δ24	Δ30

Note: Due to data limitations, the analysis could not be conducted for non-life insurance companies, and for life insurance companies, the analysis was conducted on eight companies where transitional measures were not applied and eight companies where transitional measures were applied.

For non-life insurance companies, the analysis was conducted on four companies where transitional measures were not applied, and three companies where transitional measures were applied.

Source: Public disclosures of each company

Source: Insurance Research Institute (September 2024)

Further declines in insurance liability discount rates are anticipated due to future decreases in market interest rates and measures to align discount rates with actual conditions. Accordingly, a decline in the solvency ratio may occur as a result of capital reduction, and proactive measures are necessary to address this risk. Investors are advised to fully monitor such volatility before making any investment decision.

M. Risks Arising from the Actuarial Assumption Guidelines and the Resulting Deterioration in Financial Soundness and Profitability

The financial authorities are currently operating the “Insurance Reform Council” to promote improvements across the insurance industry and the stable implementation of IFRS 17, with a particular focus on enhancing the reliability of actuarial assumptions. In particular, as the proportion of no-surrender and low-surrender products in first-year premiums for individual protection-type insurance increased significantly from 59.0% in 2023 to a cumulative 80.5% as of July 2025, the financial authorities established lapse rate guidelines based on the log-linear model to prevent insurers from arbitrarily adopting overly optimistic lapse rate assumptions and overstating the CSM (Contractual Service Margin), and such guidelines have been applied beginning with the year-end 2024 financial statements. Compliance with these guidelines may result in lower solvency ratios (K-ICS) and reduced profitability for a significant number of insurers, as they require a more refined reflection of insurance contract cash flows and policyholder behavior. Indeed, the overall solvency ratio of the life insurance industry has shown a declining trend, falling from 232.8% at the end of 2023 to 201.4% as of the end of September 2025, indicating that the financial impact of stricter regulatory requirements is becoming increasingly evident. Under IFRS 17, future insurance benefits and premiums are calculated at present value, resulting in heightened sensitivity of financial performance to actuarial assumptions such as lapse rates, and there exists a risk of deterioration in soundness and volatility with profit and loss that may arise in the process of eliminating accounting distortions through the application of regulatory guidelines; accordingly, investors are advised to continuously monitor responses to such regulatory changes.

Currently, the financial authorities are operating the “Insurance Reform Council” to improve the insurance industry overall and to identify tasks for future growth. Among the matters under discussion at these meetings are strengthening insurance soundness supervision and the establishment of actuarial assumption guidelines to ensure the stable implementation of IFRS 17, which are expected to have a direct impact on the growth, profitability, and soundness of insurance companies.

Since the introduction of IFRS 17, the financial significance of actuarial assumptions has increased; however, due to the nature of the standard, the methodology for establishing such assumptions varies among insurance companies, raising concerns regarding comparability and reliability. In particular, if assumptions such as loss ratios and lapse rates are set optimistically when calculating insurance liabilities, the Contractual Service Margin (CSM) may be overstated or risks may be deferred to future periods without being reflected in short-term profit and loss, which could potentially lead to deteriorating soundness based on actual observed figures.

Recently, the proportion of non-surrender value and low surrender value products sold within the insurance industry has been increasing. Non- and low-surrender value products are insurance products that provide no surrender value or a lower surrender value than standard insurance products, and their sales have continued to increase amid intensifying price competition. For Korean life insurance companies, the proportion of non-surrender and low-surrender value products within the initial premiums of individual protection-type insurance increased significantly from 59.0% in 2023 to 80.5% on a cumulative annual basis as of July 2025.

[Sales Volume and Proportion of Non-Surrender Value and Low Surrender Value Products for Korean Life Insurance Companies] (Unit: KRW hundred million, %)

Classification	July 2025		July 2024		2024		2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Standard-type	2,150	19.5%	2,787	33.3%	3,685	26.7%	4,405	41.0%
No / low surrender value	8,869	80.5%	5,592	66.7%	10,109	73.3%	6,347	59.0%
Total	11,019	100.0%	8,378	100.0%	13,794	100.0%	10,752	100.0%

Source: INCOS, Insurance Statistics Inquiry Service - Initial Premium Schedule (Insurance Contract)

Accordingly, the financial authorities have established and revised guidelines for key actuarial assumptions through the Insurance Reform Council to ensure the stable implementation of IFRS 17 and the reliability of financial statements. Unlike standard products, a log-linear model has been introduced as a general rule to prevent insurers from arbitrarily assuming lapse rates for products with no or low surrender value, where the cash surrender value increases sharply in a step-wise manner upon the full payment of premiums. Furthermore, for low surrender value products where the surrender value rate increases sharply due to bonus payments or similar features, improvements have been made to additionally reflect the rise in lapse rates at the time of bonus payment, and such measures have been applied from the fiscal year-end closing of 2024.

[Example of Lapse Rates by Elapsed Period for Non-Surrender and Low-Surrender Value Products]

<Example of Lapse Rates by Elapsed Period for Non-Surrender and Low-Surrender Value Products>

Source: Financial Services Commission, Press Release (November 2024)

Additionally, for short-term payment whole life insurance policies where the surrender value rate increases sharply due to bonus payments, the rise in lapse rates at the time of bonus payment has been reflected, and a minimum lapse rate of at least 30% has been applied. The methodology for calculating loss ratios will also be refined to more precisely reflect age-based differences, and for coverages with sufficient empirical data, loss ratios will be calculated on an age-group basis. The guidelines were applied beginning with the end of fiscal year 2024, and the age classification for loss ratios was reflected beginning in the first quarter of 2025.

Compliance with the revised IFRS 17 actuarial guidelines may result in a decline in insurers’ solvency ratios, thereby weakening their financial soundness, and may reduce profitability due to a decrease in the Contractual Service Margin (CSM). As non-deductible and low-deductible insurance products have been actively expanded in both the life insurance and non-life insurance sectors in recent years, both sectors are exposed to the impact of the application of the guidelines. The impact on the K-ICS ratio resulting from the application of the guidelines (increase / decrease) and the magnitude of such change may vary depending on the relative degree of conservatism between the actuarial assumptions previously employed by each insurance company and those set forth in the guidelines. However, as the guidelines are designed to reflect insurance contract-related cash flows and policyholder behavior more precisely, it is anticipated that a decline in K-ICS ratios may occur for a number of insurers. Investors are advised to thoroughly review the risks associated therewith and to continuously monitor the direction of responses to regulatory changes.

[Life Insurance Company Solvency Ratio Trends]	(Unit: %)

Solvency Ratio	Sept. 2023	Dec. 2023	Mar. 2024	Jun. 2024	Sept. 2024	Dec. 2024	Mar. 2025	Jun. 2025	Sept. 2025	Dec. 2025
Major companies	217.3	215.3	205.3	192.7	189.3	183.8	171.8	180.7	184.6	190.3
Korean small and medium-sized companies	234.4	260.1	254.4	250.4	252.0	234.6	221.3	231.5	218.5	226.0
Foreign companies	236.8	266.4	256.8	251.4	255.4	241.0	229.5	246.4	280.9	275.0
Total	224.4	232.8	223.4	213.3	212.5	203.3	190.7	200.9	201.4	205.8

Note 1) Major companies: Samsung, Hanwha, and Kyobo

Note 2) Korean small and medium-sized companies (13 companies): KDB Life Insurance, NH Nonghyup Life Insurance, Mirae Asset Life Insurance, Shinhan Life Insurance, Heungkuk Life Insurance, DB Life Insurance (formerly Dongbu Life), KB Life Insurance, iM Life Insurance (formerly DGB Life Insurance), IBK Pension, Hana Life Insurance, Kyobo Lifeplanet Life Insurance, Tongyang Life Insurance, and ABL Life Insurance (formerly Allianz Life)

Note 3) Foreign companies (6 companies): MetLife Life Insurance, AIA Life Insurance (formerly AIG Life), Lina Life, BNP Paribas Cardif Life, and Chubb Life (formerly Ace Life Insurance), Fubon Hyundai Life Insurance)

Note 3) Market share is calculated based on the sum of general accounts and separate accounts

Source: Korea Deposit Insurance Corporation, Comprehensive Financial Institution Information

Following the adoption of IFRS 17, insurers’ financial performance has become more sensitive to actuarial assumptions, as the standard requires future insurance premiums and claims to be measured at present value rather than at cost and reflected in the financial statements accordingly. One of the key assumptions used by insurers in relation to non- and low-surrender value products is the “lapse rate.” If an insurer sets a higher lapse rate assumption, future insurance benefit payments may decrease, which may have the effect of improving current-period financial results. As such, investors should take note that the financial authorities are adopting institutional improvements and enhanced supervision aimed at ensuring the successful implementation of IFRS 17 and preventing accounting distortions, and that this may impact profitability indicators across the insurance industry as a whole.

N. Risks Arising from Deteriorating Asset Management Conditions and the Deterioration of Alternative Investment Assets

The life insurance industry generates returns by investing premiums collected from policyholders in government and public bonds, equities and alternative investment assets. Accordingly, declines in investment yields and deterioration in the quality of investment assets resulting from changes in the macroeconomic environment constitute direct threats to the profitability and capital adequacy of insurers. In particular, as of the first half of 2026, inflationary pressures arising from geopolitical risks and heightened interest rate volatility have resulted in the immediate recognition of valuation losses on FVPL and FVOCI financial assets under the market-value-based IFRS 17 framework, thereby increasing the complexity of asset-liability duration matching (ALM) and amplifying capital volatility. Real estate-related investments, which were expanded in the past to enhance investment returns, amounted to approximately KRW 112 trillion as of 2025, representing 14.4% of total assets under management (an increase of 1.6 percentage points from the previous year). However, concerns regarding the deterioration of domestic real estate project financing (PF) loans and credit rating downgrades in the construction sector constitute major credit risk factors that may result in a reduction in available capital and a decline in K-ICS ratios. Furthermore, persistent vacancy rates in overseas commercial real estate markets, including those in the United States and Europe, have contributed to declines in asset values, thereby increasing the risk of substantial impairment losses on equity investments made through mezzanine or subordinated positions. Under the Korean Insurance Capital Standard (K-ICS), stringent capital requirements are imposed on such risk assets, and should the deterioration of alternative investments materialize, insurers may face the dual burden of increased required capital and reduced available capital, which could lead to diminished investment capacity and declining profitability. In conclusion, the deterioration of the macroeconomic environment and risks relating to the quality of alternative investment assets may have a material adverse effect on the financial condition of insurers. Investors are therefore advised to give due consideration to the uncertainties associated with investment performance and financial soundness.

The life insurance business generates returns by investing the insurance premiums collected from customers in national/public bonds, corporate bonds, equities, loans, alternative investments, and other instruments. Therefore, a decline in asset management returns and deterioration of investment assets due to changes in the macroeconomic environment pose direct threats to the profitability and capital soundness of insurance companies.

As of the first half of 2026, the global financial markets are experiencing heightened inflationary pressures and upward interest rate volatility attributable to geopolitical risks (including the ongoing Middle East conflict and the war in Ukraine), rather than the previously anticipated gradual decline in interest rates. Ongoing geopolitical instability, including the U.S.-Iran conflict, continues to cause volatility in international oil prices and supply chain disruptions, thereby decelerating the pace of disinflation. As a result, major countries’ monetary policy transitions have been delayed or have even experienced rising interest rates, thereby increasing market volatility.

Under IFRS 17, which is based on fair value measurements, valuation losses on financial assets measured at fair value through profit or loss (FVPL) and those measured at fair value through other comprehensive income (FVOCI) are immediately reflected when interest rates rise. This is a major cause of capital erosion for insurance companies and increased volatility in quarterly performance. While rising interest rates may positively enhance returns on newly invested assets, rapid interest rate fluctuations increase the difficulty of asset-liability duration matching (ALM) and heighten uncertainty when managing interest rate spread.

Korean real estate project financing (PF) loans, which were expanded to enhance yields during the previous low-interest-rate environment, constitute a significant credit risk factor for the life insurance industry. As of 2025, real estate investments by life insurance companies amounted to KRW 112 trillion, representing 14.4% of total assets under management. This represents an increase of 1.6 percentage points compared to 2024. Korean real estate project financing (PF) loans, which were expanded to enhance yields during the previous low-interest-rate environment, constitute a significant credit risk factor for the life insurance industry. A decline in credit ratings for the construction and real estate industries may lead to impairment of related bonds and loan assets held by insurers, thereby reducing available capital and causing a decline in K-ICS (solvency ratio).

[Current Composition of Life Insurance Companies’ Assets Under Management]	(Unit: KRW million)

Classification		FY2025		FY2024
		Average Balance	Percentage	Average Balance	Percentage
Assets under management	Cash and deposits	15,364,574	2.0%	17,580,135	2.2%
	Marketable securities	641,086,104	82.2%	684,384,427	83.8%
	Loan receivables	29,506,346	3.8%	33,243,798	4.1%
	Real estate	112,355,211	14.4%	104,806,199	12.8%
Total assets under management		112,355,211	100.0%	104,806,199	100.0%

Source: Financial Supervisory Service, Financial Statistics Information System

Life insurance companies that have increased their overseas investment allocations are facing risks associated with declining commercial real estate values in major cities in the United States and Europe. The vacancy rate of overseas commercial real estate remains at elevated levels due to reduced office demand resulting from the establishment of remote work arrangements and the effects of high interest rates. This may result in impairment losses on overseas real estate funds or equity investment assets held by insurance companies, which may directly affect their capital adequacy. Where insurers have invested primarily in mezzanine or subordinated tranches, they are exposed to a high risk of losing the entire principal should the value of the underlying assets fall below a certain threshold.

Under the Korean Insurance Capital Standard (K-ICS), capital requirements for risky assets are strictly enforced. In the event that alternative investment assets become impaired, insurers will face the dual burden of increased capital requirements and reduced available capital. This may result in the insurer losing profitable investment opportunities due to constraints on its asset management capacity, or being compelled to dispose of high-quality assets at depressed prices in order to maintain its capital adequacy ratio.

The life insurance industry remains exposed to ongoing risks beyond 2026, including declining returns resulting from falling interest rates and the need to maintain the soundness of alternative investment assets. In particular, if the deterioration of real estate project financing and overseas commercial real estate is fully reflected in financial performance, it may have a material adverse effect on the financial condition and profitability of insurance companies. Investors are advised to take note of the uncertainty that a deteriorating domestic and international economic environment may have on the asset management performance and soundness of insurance companies.

O. Risks Arising from the Increase in Insurance Fraud

Insurance fraud refers to the act of making a false insurance claim or concealing facts with the intent to deceive an insurance company. In 2024, the amount of insurance fraud detected reached approximately KRW 1.1503 trillion, the highest level on record, and increased further to KRW 1.1572 trillion in 2025. Although the number of individuals detected has been on a downward trend since 2023 (109,522 individuals), the average amount detected per individual reached KRW 10.94 million, indicating a trend toward larger-scale and increasingly sophisticated fraud. As of 2025, fraud categorized by type shows that ‘manipulation of accident details’—including forgery and alteration of medical certificates and excessive claims for hospitalization and surgical expenses—accounts for the largest proportion at 54.9%. Within the life insurance sector, protection-type insurance represents more than 99.8% of the total detected fraud amount and has become the primary target of such criminal activity. Although the financial authorities are systematically preventing and detecting organized insurance fraud through the Insurance Fraud Prevention Act, the advancement of the Insurance Fraud Analysis System (IFAS), and cooperation with relevant agencies, investors should note that, notwithstanding such efforts, continued increases in insurance fraud and any failure of premium increases to adequately reflect the corresponding increase in insurance claim payments may adversely affect the profitability of insurance companies.

Insurance fraud is defined as “the act of making a false insurance claim with the intent to deceive an insurance company” or “the act of intentionally making false statements or concealing certain facts by a policyholder in order to obtain insurance proceeds for a claim that would not otherwise be payable.” Insurance fraud may be classified by type as follows: cases involving the conclusion of fraudulent insurance contracts, cases involving the intentional inducement of insured events, cases involving the fabrication or falsification of insured events, and cases involving the commission of criminal acts upon the occurrence of an insured event.

[Types of Insurance Fraud]

Types of Insurance Fraud	Description
Execution of a fraudulent insurance contract

•

Acts by which the policyholder breaches the principle of utmost good faith at the time of entering into the insurance contract

•

Acts of concealing material facts through misrepresentation, medical examinations using a surrogate, or other means at the time of entering into an insurance contract

Intentional causation of an insured event

•

Fraudulently claiming insurance proceeds by intentionally staging or fabricating an accident

•

Represents the most malicious type of insurance fraud involving the intentional orchestration of incidents such as murder or self-harm to fraudulently obtain insurance payouts; it employs diverse criminal methods and has recently shown signs of becoming organized.

Disguise and fabrication of an insured event

•

Acts of fraudulently claiming insurance proceeds for non-covered accidents

•

Traditional types of insurance fraud include cases where the insured event itself is fabricated or falsified, and acts of manipulating non-insured events to appear as insured events

Exaggeration of an insured event	• Fraudulently over-claiming insurance proceeds in order to receive a greater amount of insurance proceeds due to an insured event

Source: Financial Supervisory Service, Insurance Fraud Prevention Center

According to the Insurance Fraud Detection Statistics published by the Insurance Fraud Prevention Center of the Financial Supervisory Service, the amount of insurance fraud detected in 2023 was approximately KRW 1.1164 trillion, representing an increase of approximately 3.2% from the previous year (approximately KRW 1.0818 trillion), and the number of people discovered was 109,522, representing an increase of approximately 6.7% from the previous year (102,679 people). In 2024, the amount of insurance fraud that was detected increased by approximately KRW 33.9 billion (3.0%) from the previous year, reaching a record high of approximately KRW 1.1503 trillion, while the number of individuals detected decreased by 525 persons (-0.5%) from the previous year to 108,997 persons.

In 2025, the amount of insurance fraud detected was KRW 1.1572 trillion, representing a 0.6% increase from 2024, while the number of individuals detected decreased by 3,254 persons (-3.0%) to 105,743 persons. Although the number of individuals detected for insurance fraud has been declining since 2023, the average amount detected per person has increased to approximately KRW 10.94 million, resulting in an overall increase in the total amount of detected fraud.

[Status of Insurance Fraud Detection by Insurance Companies]	(Unit: KRW 1 million, people)

Classification		2025	2024	2023	2022	2021	2020
Amount detected	Life Insurance Company	56,472	50,203	43,829	58,101	55,455	77,099
	Non-Life Insurance Company	1,100,719	1,100,061	1,072,575	1,023,740	887,945	821,494
	Total	1,157,191	1,150,264	1,116,404	1,081,841	943,400	898,592
People detected	Life Insurance Company	5,706	5,877	6,072	6,301	7,812	11,737
	Non-Life Insurance Company	100,037	103,120	103,450	96,378	89,817	87,089
	Total	105,743	108,997	109,522	102,679	97,629	98,826

Source: Financial Supervisory Service, Insurance Fraud Prevention Center, Insurance Fraud Detection Statistics

When examining insurance fraud by type, not only is insurance fraud increasing annually—including fraudulent insurance contracts and deliberate inducement of insured events—but also, as moral hazards become pervasive throughout society, cases of unjustly claiming excessive insurance benefits are on the rise.

As of 2024, manipulation of accident details, including the forgery and alteration of medical certificates and excessive claims for hospitalization and surgical expenses, accounts for the largest proportion of fraud by type as detected by life insurance companies at 58.2%, with the next largest being false or intentional accidents at 34.9%. In 2025, manipulation of accident details also accounted for the largest proportion at 54.9%, followed by false accidents and intentional accidents at 20.2% and 15.1%, respectively.

[Amount of Insurance Fraud by Type as Detected by Insurance Companies] (Unit: KRW hundred million, %)

Classification	Increase/decrease (compared to 2024)		2025		2024		2023		2022		2021
	Amount	Ratio	Amount	Composition	Amount	Composition	Amount	Composition	Amount	Composition	Amount	Composition
Manipulation of accident details	(340)	(5.1)	6,350	54.9	6,690	58.2	6,616	59.3	6,681	61.8	5,713	60.6
Intentional accidents	59	3.5	1,750	15.1	1,691	14.7	1,600	14.3	1,553	14.4	1,576	16.7
False accidents	17	0.7	2,342	20.2	2,325	20.2	2,124	19.0	1,914	17.7	1,412	15.0
Other	333	41.8	1,129	9.7	796	6.9	824	7.4	670.1	6.2	734	7.7
Total	69	0.6	11,571	100.0	11,502	100	11,164	100	10,818	100	9,434	100

Note: Total detected amount for all insurance fraud (combined life insurance and non-life insurance)

Source: Financial Supervisory Service, Insurance Fraud Prevention Center, Insurance Fraud Detection Statistics

[Amount of Insurance Fraud Detected by Type of Life Insurance]	(Unit: KRW million, %)

Classification	Increase/decrease (compared to 2024)		2025		2024		2023		2022		2021
	Amount	Ratio	Amount	Composition	Amount	Composition	Amount	Composition	Amount	Composition	Amount	Composition
Pension Insurance	1	000	89	0.2	88	0.2	17	0.04	70	0.1	132	0.2
Protection-type insurance	6,268	0.0	56,383	99.8	50,115	99.8	43,812	99.96	58,031	99.9	55,323	99.8
Total	6,269	—	56,472	100.0	50,203	100.0	43,829	100.0	58,101	100.0	55,455	100.0

Source: Financial Supervisory Service, Insurance Fraud Prevention Center, Insurance Fraud Detection Statistics

Such insurance fraud is steadily increasing as it can be easily replicated by individuals facing financial hardship, and is progressively becoming more organized and sophisticated. Accordingly, cooperation between relevant agencies such as the Prosecutor’s Office, Police, the Health Insurance Review and Assessment Service, etc., has been enhanced, and various promotional activities such as the “Dashcam Video Reporting Campaign” have been launched. In addition, investigations are being planned into organized fraud involving multiple parties, such as “insurance fraud through collusion between rental companies and repair shops” and “insurance fraud utilizing home shopping and other non-face-to-face channels.”

Furthermore, as cases of unjustified excessive insurance claims increase in addition to insurance fraud, governmental authorities, relevant institutions, and the non-life insurance industry are actively responding to these issues. The Financial Supervisory Service is conducting insurance fraud prevention and detection in a more systematic and efficient manner through the enactment of the Special Act on Prevention of Insurance Fraud (September 2016) and the enhancement of the suspicious activity analysis functions of the Insurance Fraud Analysis System (IFAS), and continues to expand planned investigations into organized insurance fraud and to support ongoing prevention efforts by each non-life insurance company.

However, if insurance fraud continues to increase notwithstanding the efforts of financial authorities, relevant institutions, and insurance companies, this may ultimately result in increased insurance premiums for other policyholders. In particular, if premium increases fail to adequately reflect the rise in claim payments due to government policies or other factors, the profitability of non-life insurance companies may deteriorate. Investors are advised to take note of this matter.

P. Risks Related to Unpaid Immediate Annuity Payments

An immediate annuity is an insurance product under which the entire premium is paid in a lump sum at the time of policy purchase and annuity payments commence on a monthly basis beginning in the following month. Such products are divided into those that provide for the payment of a maturity benefit upon policy maturity (maturity-refund-type immediate annuities) and those that do not. Among these, a maturity-refund-type immediate annuity is structured such that a monthly annuity is paid in an amount equal to the product of the premiums paid by the policyholder (i.e., net premiums excluding commissions paid to insurance agents, premiums attributable to risk coverage and other similar amounts) and a specified rate (the greater of the declared interest rate and the minimum guaranteed interest rate), less the amount reserved for the payment of the maturity insurance benefit (the “Maturity Insurance Benefit Reserve”). The amount of underpaid immediate annuity benefits (the “Unpaid Immediate Annuity Benefits”) that major life insurers may be required to pay is estimated at approximately KRW 430 billion for Samsung Life Insurance, approximately KRW 85 billion for Hanwha Life Insurance and approximately KRW 70 billion for Kyobo Life Insurance. The aggregate amount for the life insurance industry as a whole is estimated to be approximately KRW 1 trillion. Although life insurance companies have not yet presented specific implementation plans in response to the Financial Supervisory Service’s recommendation for collective relief, it is understood that major insurers, including Samsung Life Insurance and Hanwha Life Insurance, have deferred decisions regarding collective payments and are conducting thorough legal reviews of the relevant issues. Investors are advised that the progress and outcome of litigation and other proceedings relating to unpaid immediate annuity benefits may have an impact on the reputation and financial condition of life insurance companies.

An immediate annuity is an insurance product under which the entire premium is paid in a lump sum at the time of policy purchase and annuity payments commence on a monthly basis beginning in the following month. Such products are divided into those that provide for the payment of a maturity benefit upon policy maturity (maturity-refund-type immediate annuities) and those that do not. Among these, a maturity-refund-type immediate annuity is structured such that a monthly annuity is paid in an amount equal to the product of the premiums paid by the policyholder (i.e., net premiums excluding commissions paid to insurance agents, premiums attributable to risk coverage and other similar amounts) and a specified rate (the greater of the declared interest rate and the minimum guaranteed interest rate), less the amount reserved for the payment of the maturity insurance benefit (the “Maturity Insurance Benefit Reserve”).

Disputes concerning unpaid immediate annuity payments are arising in connection with immediate annuities with maturity refund provisions. This issue stems from the fact that the terms and conditions of immediate annuities with maturity refund policies failed to clearly stipulate that the source of funds for the maturity insurance benefit payment would be deducted from each monthly annuity payment.

In June 2017, a policyholder of Samsung Life Insurance’s immediate annuity with maturity refund filed a complaint with the Financial Supervisory Service on the grounds that the annuity payments received in September 2012 were less than the minimum guaranteed amount to which the minimum guaranteed interest rate should have been applied. Accordingly, the Financial Dispute Settlement Committee determined that the monthly annuity payments should be made without deducting the maturity benefit reserve, on the grounds that the Terms and Conditions of the maturity refund-type immediate annuity to which the applicant subscribed do not expressly provide for the deduction of maturity benefit payment reserves at the time of monthly annuity payments, and that there is no basis to conclude that the contents of the “Method of Calculating Premiums and Policy Reserves” (hereinafter the “Calculation Method”), which describes the annuity as being paid after deducting the maturity benefit reserve, have been incorporated into the Terms and Conditions. In February 2018, the respondent, Samsung Life Insurance, accepted the decision of the Financial Dispute Settlement Committee in the interest of consumer protection and paid in full to the complainant the underpaid annuity amounts and interest. In January 2018, the terms and conditions of maturity refund type immediate annuities were amended so that the contents of the terms and conditions and the contents set forth in the calculation methodology are consistent.

Prior to Amendment	After Amendment
Monthly annuity amount calculated based on the accumulated amount under the annuity contract*	The monthly annuity amount calculated by excluding the funds allocated for payment of the maturity insurance benefit from the annuity resources under the annuity contract

(*)	The same as immediate annuity policies that do not pay maturity insurance benefits (pure whole life annuity, couple type) Source: Financial Supervisory Service, Press Release (April 2018)

In addition, the Financial Supervisory Service notified life insurance companies operating in Korea of the results of the dispute settlement committee’s decision and directed them to process claims in accordance with the decision (collective remedy). According to the Financial Supervisory Service, the amount of underpaid immediate annuity benefits (the “Unpaid Immediate Annuity Benefits”) that major life insurers may be required to pay is estimated at approximately KRW 430 billion for Samsung Life Insurance, approximately KRW 85 billion for Hanwha Life Insurance and approximately KRW 70 billion for Kyobo Life Insurance. The aggregate amount for the life insurance industry as a whole is estimated to be approximately KRW 1 trillion. Although life insurance companies have not yet presented specific implementation plans in response to the Financial Supervisory Service’s recommendation for collective relief, it is understood that major insurers, including Samsung Life Insurance and Hanwha Life Insurance, have deferred decisions regarding collective payments and are conducting thorough legal reviews of the relevant issues. Investors are advised that the progress and outcome of litigation and other proceedings relating to unpaid immediate annuity benefits may have an impact on the reputation and financial condition of life insurance companies.

Q. Risks Related to Hacking and Information Security Incidents

The life insurance industry handles vast amounts of customer personal information, sensitive information such as medical conditions, and financial transaction data. As of 2026, amid the increasing sophistication of generative AI-enabled phishing schemes, deepfake financial fraud, and ransomware attacks, any hacking of computer networks or disruption of core systems may result in substantial direct losses due to delayed insurance claim payments and business interruptions. In particular, regulatory risks are becoming increasingly stringent as the amended Personal Information Protection Act, scheduled to take effect in September 2026, authorizes the imposition of administrative fines of up to 10% (increased from the previous 3%) of total revenue in the event of a personal information breach. Although the financial authorities are promoting a transition to a self-regulatory security framework through the “Roadmap for Improving Network Separation Regulations in the Financial Sector” announced in August 2024, resulting in increasing expenditures on information security systems, the case in which Lotte Card was subject to an administrative fine of approximately KRW 9.6 billion in March 2026 in connection with a personal information breach that occurred in the second half of 2025 demonstrates that a large-scale information security incident may result not only in significant financial losses but also in serious non-financial consequences, including damage to brand reputation and diminished public confidence. In conclusion, although the life insurance industry is making its best efforts to protect information through measures such as network separation and data encryption, the possibility of unforeseen incidents occurring due to technological advances in security threats cannot be completely eliminated, and investors should note that such incidents may have a material adverse effect on the business performance and financial condition of life insurance companies.

The life insurance industry handles vast amounts of customer personal information, sensitive information such as medical conditions and health status, and financial transaction information including account numbers. Accordingly, information security incidents transcend mere technical issues and constitute critical risk factors that may fundamentally undermine an insurer’s operations, including reputational damage, exposure to substantial liability for damages, and potential suspension of business activities.

As of 2026, sophisticated phishing utilizing generative AI, financial fraud employing deepfakes, and ransomware attacks have become increasingly advanced across the entire financial sector. In the event that an insurer’s computer network is hacked and sensitive customer information is leaked, or its core business systems are paralyzed, the insurer may incur substantial direct losses due to delayed payment of insurance claims and suspension of new business operations. In particular, as the adoption of cloud-based systems expands, supply chain risks persist whereby security incidents involving cloud service providers (CSPs) are transferred to insurers as operational risks.

Domestic companies are required to comply with strict information protection-related statutes and regulations, including the Personal Information Protection Act, Use and Protection of Credit Information Act, and the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc. In particular, recent legislative amendments have created a more stringent regulatory environment, including provisions that allow for the imposition of administrative fines not exceeding a certain percentage of total revenue in the event of personal information leakage, as well as enhancements to the punitive compensation for damages system. In particular, with respect to the Personal Information Protection Act, the amended Act was promulgated in March 2026 in response to past incidents of personal information leakage and is scheduled to take effect in September 2026; accordingly, in the event of a personal information breach, administrative fines of up to 10% (previously 3%) of total sales revenue may be imposed.

[Key Contents of the Proposed Amendment to the Personal Information Protection Act]

Classification	Details
Clarification of the Responsibilities of Representatives and Enhancement of the CPO Role	The business owner or representative is clearly designated as the person ultimately responsible for the processing and protection of personal information. For personal information controllers that meet the criteria prescribed by Presidential Decree, it is mandatory to (i) obtain a resolution of the board of directors when appointing or dismissing the chief privacy officer (CPO), and (ii) report matters concerning the designation of the CPO to the Personal Information Protection Commission.
Mandatory Personal Information Protection Certification	ISMS-P certification shall be mandatory for personal information controllers that meet the criteria prescribed by Presidential Decree, taking into account sales revenue, the scale of personal information processing, and other relevant factors.
Introduction of Notification System for Potential Data Breaches and Expansion of Notification Requirements

If it becomes known that there is the possibility of leakage or a similar incident as prescribed by Presidential Decree, taking into account the type of personal information, the impact on the data subject, and the degree of risk of such leakage, the controller shall be obligated to notify, without delay, all data subjects who may be affected by such leakage of the matters prescribed by Presidential Decree, including the information necessary to minimize damage.

Addition of information on the legal rights of data subjects who have suffered damage, such as claims for damages and statutory damages, dispute settlement, and the methods of exercising such rights, as items for notification.

Strengthening of Administrative Fines for Repeated and Serious Violations of Personal Information Protections

(i) Where a person subject to a penalty surcharge commits a violation constituting grounds for imposition of a penalty surcharge within three years (limited to cases involving intent or gross negligence); (ii) where a person commits a violation constituting grounds for imposition of a penalty surcharge with intent or gross negligence and the scale of harm to data subjects is 10 million persons or more; (iii) where personal information handled by a personal information controller is lost, stolen, leaked, forged, altered, or damaged due to failure to comply with a corrective order, a penalty surcharge may be imposed up to 10% of the average annual sales for the preceding three business years (excluding sales unrelated to the violation) (the cap for fixed-amount penalty surcharges is KRW 5 billion).

The Personal Information Protection Commission may reduce the penalty surcharge where there exist grounds prescribed by Presidential Decree, such as investment in and operation of a budget, human resources, facilities, equipment, and other resources for the protection of personal information (excluding cases involving willful intent or gross negligence).

Since 2021, the Financial Services Commission and the Financial Supervisory Service have been conducting annual security level assessments of financial companies through the “Continuous Assessment System for Information Security in the Financial Sector.” In addition, in August 2024, the Financial Services Commission announced the “Roadmap for Improving Network Segregation Regulations in the Financial Sector.” While recent discussions regarding the relaxation of network separation regulations have arisen in response to the expanding use of artificial intelligence (AI) and the accelerated adoption of cloud computing, such relaxation simultaneously signifies a transition to an “autonomous security framework” whereby financial institutions assume direct responsibility for their own security measures. Accordingly, expenditures for the establishment and operation of security systems are increasing across the industry.

[Continuous Assessment System for Information Security in the Financial Sector]

Current		Improvements
(1) The information security inspection criteria are excessively comprehensive.	→	• Information and life cycle-based development of specific inspection criteria (9 major categories, 143 sub-categories)
(2) Insufficient provision of feedback to approximately 3,000 financial institutions		• Ongoing feedback on the state of information security in the financial sector through a self-regulatory body (Financial Security Institute)
(3) Lack of criteria for financial institutions to self-assess their information security posture.		• Preparation of guidelines to allow financial institutions to conduct self-inspections of information security levels.

Structure of the Continuous Assessment System

Source: Financial Supervisory Service, Press Release (December 2020)

[Roadmap for the Improvement of Network Separation Regulations in the Financial Sector]

Network Separation Status (AS-IS)
SaaS
Internet
(Regulatory Sandbox)
* Personal credit information and mobile devices prohibited
Non-material matters
Video Conferencing, Human Resources Management, Etc.
Business Network
논리적 망분리
Physical Segregation
Internet
(Regulations Permitting Exceptions to Network Separation •)
* Prohibition of Personal
Research and Development Services
Research and Development
Internet
Partial Exceptions to Physical Network Separation
(Connections to Financial Networks, etc.)
Data Center
Physical Network
Network Segregation Improvement Plan (TO-BE)
SaaS
Internet
(Regulatory Sandbox)
* Pseudonymized information and mobile devices permitted
Expansion of Uses
Video Conferencing, Human Resources Management
+
Customer Management, Security Management, Business Automation, Etc.
Business Network
Logical Network Segregation
Logical Separation
*Matters Requiring Regulatory
Internet
(Regulations Permitting Exceptions to Network Separation •)
* Prohibition of Pseudonymized Information
Research and Development Services
Addition of Exceptions to Physical Network Separation (Transfer of Research and Development Results, etc.)
Research and Development
Generative AI
Internet
(Regulatory Sandbox)
* Pseudonymized information permitted
Financial Information Processing Services
Partial Exceptions to Physical Network Separation
(Connections to Financial Networks, etc.)
Data Center
Physical Network

Diagram of Network Separation Improvements

Source: Financial Supervisory Service, Press Release (August 2024)

Although the life insurance industry operates advanced security systems and continuous monitoring mechanisms, the possibility of information leakage incidents cannot be entirely eliminated due to various factors. External factors include Advanced Persistent Threats (APT), ransomware, and sophisticated hacking attacks utilizing artificial intelligence technology. Internal factors can include information leakage caused by the intentional acts or negligence of officers and employees or contractors, as well as negligence in system management.

In the event of a large-scale personal information breach, life insurance companies may be subject to significant financial impacts, including the imposition of substantial fines and administrative penalties, payment of damages to affected customers, and considerable expenditures for the restoration and enhancement of security systems. In addition, non-financial impacts are anticipated, including damage to the life insurer’s brand image and decline in external credibility, difficulties in acquiring new customers and substantial attrition of existing customers, and restrictions on entry into new business lines due to sanctions imposed by financial regulatory authorities. In the second half of 2025, Lotte Card suffered a personal information breach, and in response thereto, in March 2026, the Personal Information Protection Commission imposed an penalty of KRW 9.62 billion and an administrative fine of KRW 4.8 million on Lotte Card, in addition to ordering corrective measures and public disclosure.

Large-scale security incidents have continued to occur not just in the financial sector, but also in the telecommunications industry, which is an adjacent sector that handles the largest volume of customer personal information, heightening vigilance. A representative example is the personal information breach by a telecommunications carrier in 2023 where sensitive information, such as names, dates of birth, telephone numbers, etc., of approximately 290,000 subscribers was leaked. As a result, the company was subject to a penalty of approximately KRW 6.8 billion and an administrative fine of KRW 27 million imposed by the Personal Information Protection Commission, representing the largest sanction to date, and incurred substantial financial losses, including the announcement of a compensation scheme valued at approximately KRW 45 billion to redress customer damages. In particular, the company decided to substantially increase their annual security investment expenditure to approximately KRW 105 billion, representing a more than three-fold increase over their previous level, in order to strengthen their incident response and security framework. Subsequently, in another case involving a telecommunications company, an information leakage incident affecting approximately 27 million subscribers in 2025 caused the company to be subject to a penalty of KRW 134.8 billion and an administrative fine of KRW 9.6 million imposed by the Personal Information Protection Commission, and was further subject to an additional administrative fine of KRW 30 million imposed by the Ministry of Science and ICT. Subsequently, the company expended approximately KRW 500 billion to provide customer compensation packages and announced plans to allocate a total budget of KRW 700 billion for the enhancement of security systems to prevent recurrence. Security incidents can thus impose long-term and substantial burdens on a company’s overall operating cost structure.

The life insurance industry is making its best efforts to protect customer information by maintaining certifications for its information security management systems, encrypting data, operating segregated networks, and strengthening security training for executives and employees. Nevertheless, investors should be aware that unforeseen incidents may occur due to technological advances in security threats, which could have a material adverse effect on the business performance and financial condition of life insurance companies.

R. Risks Arising from Enhanced Anti-Money Laundering Obligations

The life insurance industry is a major financial sector required to comply with anti-money laundering (AML) and counter-terrorist financing (CFT) obligations under the Act on Reporting and Use of Certain Financial Transaction Information. Due to the risk of money-laundering through the transfer of substantial assets via savings-type insurance products and the use of policy surrender benefits, a more stringent level of internal control is required than in other financial sectors. In particular, according to the “Key Anti-Money Laundering Work Implementation Plan” announced by the Financial Services Commission in February 2026, the regulatory environment has been significantly strengthened through the introduction of a system for freezing accounts suspected of criminal activity, the explicit designation of the reporting officer as an executive and enhancement of their responsibilities, and the establishment of a beneficial ownership information management framework, which may result in increased operational burdens and regulatory risks across the industry. Additional compliance costs, such as the establishment of AI-based real-time monitoring systems to address these new regulatory requirements and the expansion of specialized personnel, constitute factors that impair the profitability of life insurance companies that have entered a mature business phase, and the enhanced customer due diligence (CDD) obligations and fund source investigations may temporarily dampen demand for high-value savings insurance products or corporate insurance policies. Furthermore, the elevation of the reporting officer to executive level and the reorganization of the accountability structure indicate that sanctions imposed by the authorities for regulatory violations will be more severe than in the past, and should it be discovered that the company was utilized as a conduit for money laundering, this could result in a decline in external credibility and escalate into systemic risk not only for the company in question but for the life insurance industry as a whole. With financial authorities expected to maintain a very high level of inspections in advance of the FATF mutual evaluation scheduled for 2028, such regulatory pressure may constrain the flexibility of insurers’ asset management and business operations; accordingly, investors are advised to be fully aware that a failure to comply with anti-money laundering obligations may not only result in financial losses, but also in material adverse effects on brand value and the maintenance of business licenses.

The life insurance industry faces persistent regulatory compliance risks amidst increasingly sophisticated money laundering techniques and supervisory authorities’ intensifying emphasis on “responsible management.” In particular, the international assessment scheduled for 2026 and domestic insurance reform measures require insurers to establish a substantive internal control culture beyond mere system implementation.

The life insurance industry is one of the major financial sectors required to comply with the obligations regarding anti-money laundering (AML) and combating the financing of terrorism (CFT) under the Act on Reporting and Using Specific Financial Transaction Information (hereinafter the “Specific Financial Information Act”). In particular, life insurance products present money laundering risks through the transfer of substantial assets via savings-type insurance policies and the utilization of surrender proceeds, thereby requiring more stringent internal control standards compared to other business sectors. The “Key Anti-Money-Laundering Work Implementation Plan” announced by the Financial Services Commission in February 2026 contains provisions that further reinforce this regulatory environment, giving rise to the possibility of increased operational burdens and regulatory risks across the industry.

Financial authorities are strengthening their oversight to prevent insurance products from being utilized as vehicles for money laundering or tax evasion. Even within strategies to expand the sale of protection-type insurance products, enhanced customer due diligence (EDD) obligations are imposed with respect to fund flows involving high-value single-premium contracts, frequent partial withdrawals, and policy loans. As opening accounts through non-face-to-face methods has become widespread, attempts to launder money by exploiting vulnerabilities in remote identity verification procedures have increased. Moreover, additional compliance expenditures, including the establishment of AI-based monitoring systems to prevent such practices, constitute factors that impair the profitability of life insurance companies that have entered a mature stage of business operations.

The anti-money laundering (AML) regime in Korea has been continuously strengthened to establish a transparent financial system in compliance with international standards (FATF).

[Evolution of the Korean Anti-Money Laundering Regime]

Period	Key Features	Main Details
Introduction and Foundation Phase (2001–2005)	Establishment of institutional framework	Establishment of the Korea Financial Intelligence Unit (KoFIU), enactment of the Act on Reporting and Using Specified Financial Transaction Information, and introduction of Suspicious Transaction Reports (STRs)
Period of Institutional Advancement (2006–2020)	Strengthening of Customer Due Diligence Obligations	Introduced Customer Due Diligence (CDD) and Ultimate Beneficial Owner (UBO) identification requirements, and acceded to full membership in the Financial Action Task Force (FATF)
Digital Financial Response Period (2021–2025)	Inclusion of new asset regulations	Imposition of AML Obligations on virtual asset service providers and implementation of the Travel Rule
Advancement and Accountability Enhancement Phase (2026~)	Comprehensive revision of the Special Financial Services Act	Elevation of reporting officers to executive level, introduction of a system for the suspension of accounts suspected of criminal activity, and establishment of a ultimate beneficial owner database

In particular, according to the “2026 Key Anti-Money Laundering Work Implementation Plan” announced in February 2026, the regulatory direction to be applied across the entire financial sector, including the life insurance industry, is as follows.

[Analysis of the Contents and Impact of the 2026 Key Anti-Money Laundering Work Implementation Plan]

Work Implementation Plan	Analysis of Impact on the Life Insurance Industry
Introduction of the Suspected Criminal Account Suspension System	Establishment of a legal basis enabling the FIU to immediately order the suspension of accounts in relation to suspicious transactions linked to serious crimes affecting public welfare, including narcotics and gambling offenses, as well as terrorist financing. Requires more precise monitoring of insurance benefit payments or surrender value payment processes.
Codification of the Reporting Officer as an Executive Officer and Strengthening of Responsibilities	The reporting responsibilities for AML, previously handled by existing internal staff, have been elevated to the “executive officer” level to enhance the substantive management accountability of senior management. This may result in direct sanctions against management in the event of internal control failures.
Ultimate Beneficial Owner Information Management System	To prevent insurance enrollment through shell corporations and similar entities, a system will be established to compile information on the actual controllers of corporations into a database and to share and verify such information among financial institutions.
Cooperation with Specified Non-Financial Business Operators	With the introduction of AML obligations for professional service providers such as lawyers and accountants, changes are anticipated in external cooperation processes relating to corporate insurance operations and asset management activities.

Source: Financial Services Commission, Press Release (February 2026)

[Proposal to Introduce an Information Management System for the Ultimate Beneficial Owners of Legal Entities]

Source: Financial Services Commission, Press Release (February 2026)

In order to respond to the ultimate beneficial owner database verification and suspicious account suspension systems that will be introduced in the future, life insurance companies will need to comprehensively upgrade their existing AML systems. In particular, life insurance products often involve long-term contracts with complex revenue structures, and the cost burden associated with the IT investments for establishing real-time monitoring systems and the recruitment of specialized personnel may adversely affect the profitability of the industry as a whole. In addition, enhanced customer due diligence (CDD) and ultimate beneficial owner verification procedures may render the customer onboarding process more cumbersome, and in particular, demand for high-value savings insurance or corporate insurance products may be temporarily curtailed if inquiries into the source of funds intensify.

The elevation of the reporting officer to the executive officer rank and the restructuring of the accountability framework indicate that sanctions imposed by the authorities for regulatory violations will be more severe than in the past. If it is discovered that a particular life insurance company has been used as a conduit for money laundering, such circumstances could escalate into a systemic risk, resulting in a decline in external credibility not only for the company in question but for the life insurance industry as a whole, triggering intensive scrutiny by regulatory authorities. As the outcome of the FATF mutual evaluation scheduled for 2028 will determine the national credibility of Korea’s financial system, the intensity of inspections by the financial authorities is expected to remain very high for the foreseeable future. Such regulatory pressure may act as a factor restricting the flexibility of non-life insurers in their asset management and business operations.

Investors should be aware that the life insurance industry is facing an increasingly stringent anti-money laundering regulatory environment, and that increased regulatory compliance costs and associated legal risks constitute common risk factors across the industry. In addition, investors should be aware that failure to comply with anti-money laundering obligations may result not only in financial losses to the insurer, but may also result in critically adverse effects on brand value and the preservation of business rights.

[Company Risks]

[Company Risks of Woori Finance Holdings, the Wholly-Owning Parent Company]

A. Risk of Impact on Profitability Due to Changes in the Performance of the Subsidiaries of Financial Holding Companies

Woori Finance Holdings, the Wholly-Owning Parent Company, was established on January 11, 2019 pursuant to the Financial Holding Companies Act (“FHCA”) for the principal purpose of controlling subsidiaries engaged in financial businesses or subsidiaries closely related to financial businesses through the ownership of shares. Financial holding companies such as the Wholly-Owning Parent Company are prohibited by applicable law from engaging in any business for profit purposes other than the business management of their subsidiaries, including financial support to subsidiaries, capital investment in and supervision of subsidiaries, and incidental business thereto, and accordingly, dividends from subsidiaries constitute the primary source of revenue. Accordingly, the competitive factors of a financial holding company are directly linked to the competitiveness of its subsidiaries within their respective industries.

As of the end of 2025, on a consolidated basis, the banking business accounted for the highest proportion of the Wholly-Owning Parent Company’s net income for the period at 90.25%, followed by the credit card business at 5.28%, the capital business at 5.20%, and the securities business at 0.96%. As of the first quarter of 2026, the Wholly-Owning Parent Company’s net income was 74.93% from the banking business, followed by 6.45% from the credit card business, 5.71% from the capital business, and 2.02% from the securities business. The Wholly-Owning Parent Company participated in a shareholder rights offering of approximately KRW 1 trillion by its subsidiary, Woori Investment & Securities. Accordingly, the profitability and cash flow of the Wholly-Owning Parent Company are materially affected by the operating environment and financial condition of its subsidiaries, and a comprehensive review of the financial services industry in which major subsidiaries such as banks operate is necessary to assess the future performance and competitiveness of the Wholly-Owning Parent Company. Investors are advised to take note of this matter.

☐ History of the Wholly-Owning Parent Company

Date	Details
January 11, 2019

Woori Finance Holdings established

(Woori Bank Co., Ltd., Woori FIS Co., Ltd., Woori Financial Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., and Woori Private Equity Asset Management Co., Ltd., six companies, jointly established Woori Financial Group Co., Ltd. by way of a comprehensive share transfer)

ø Woori Finance Holdings was established with the principal business purposes of controlling and managing companies engaged in financial business and providing financial support to its subsidiaries.

February 13, 2019	Woori Finance Holdings newly listed on the Korea Exchange
April 5, 2019	Woori Finance Holdings executes share purchase agreement (SPA) for Acquisition of Tongyang Asset Management and ABL Global Asset Management
June 21, 2019	Execution of share sale and purchase agreement for largest shareholder’s shares to incorporate Woori Investment Bank into Woori Finance Holdings as a subsidiary (Purchaser: Woori Finance Holdings, Seller: Woori Bank)
July 3, 2019	Signing of a share exchange agreement between Woori Financial Holdings and Woori Card to incorporate Woori Card as a subsidiary of Woori Financial Holdings
July 25, 2019	Woori Finance Holdings executes share purchase agreement (SPA) for the acquisition of Kukje Asset Trust

Date	Details
August 1, 2019	Woori Asset Management (formerly Tongyang Asset Management) is incorporated into Woori Finance Holdings as a subsidiary
September 10, 2019	Woori Card and Woori Investment Bank incorporated into Woori Finance Holdings as a subsidiary
September 26, 2019	Disposed of 4.0% of the shares in Woori Finance Holdings held by Woori Bank to Fubon Life Insurance of Taiwan
December 6, 2019	Woori Global Asset Management incorporated into Woori Finance Holdings as a subsidiary
December 30, 2019	Woori Asset Trust incorporated into Woori Finance Holdings as a subsidiary
March 25, 2020	Convened the first regular general meeting of shareholders and re-elected Chairman Son Tae-seung
December 26, 2020	Woori Finance Holdings executes share purchase agreement (SPA) to acquire Aju Capital
December 10, 2020

Woori Financial Capital (formerly Aju Capital) incorporated into Woori Finance Holdings as a subsidiary

Woori Financial Savings Bank (formerly Aju Savings Bank) incorporated into Woori Finance Holdings as a sub-subsidiary

January 15, 2021	Joined the Carbon Disclosure Project (CDP), declared support for the Task Force on Climate-related Financial Disclosures (TCFD), and established the Woori Financial Group ESG Management Principles
March 5, 2021	Establishment of the ESG Management Committee within the Board of Directors
March 12, 2021	Woori Financial Savings Bank incorporated into Woori Finance Holdings as a subsidiary
April 9, 2021	Sale of 2% stake by Korea Deposit Insurance Corporation
April 15, 2021	Additional acquisition of shares in Woori Financial Capital (12.9%)
May 13, 2021	Woori Financial Savings Bank capital increase (KRW 100 billion)
May 25, 2021	Acquisition of treasury shares (3.6%) held by Woori Financial Capital
June 4, 2021	Execution of share exchange agreement for acquisition of remaining equity interest in Woori Financial Capital
August 10, 2021	Woori Financial Capital becomes a wholly-owned subsidiary
September 9, 2021	Korea Deposit Insurance Corporation public notice of sale of remaining shares in Woori Finance Holdings
October 8, 2021	Joined the Science Based Targets initiative (SBTi)
November 2, 2021	Woori Finance Holdings obtains approval for internal ratings-based approach
November 9, 2021	Achieved MSCI ESG rating of AA (upgraded by two levels from the prior year) and KCGS (Korea Corporate Governance Service) rating of A (upgraded by one level from the prior year)
November 17, 2021	Newly included in the DJSI (Dow Jones Sustainability Indices) Asia Pacific Index
December 9, 2021	Woori Finance Holdings successfully completes full privatization (Korea Deposit Insurance Corporation shareholding ratio reduced from 15.1% to 5.8%) and change in largest shareholder (largest shareholder after the change: Employee Stock Ownership Association)
December 26, 2021	Launched “WooriWON Car,” an integrated automotive finance platform for the group
January 7, 2022	Woori Financial F&I, a non-performing loan investment company, officially launched
January 13, 2022	Joined the global environmental initiative “TNFD” (Taskforce on Nature-related Financial Disclosures)
February 4, 2022	Woori Finance Holdings selected as an “Industry Mover” in the S&P Global 2022 Corporate Sustainability Assessment
February 10, 2022	Sale of 2.2% stake by Korea Deposit Insurance Corporation (shareholding ratio reduced from 5.8% to 3.6%)
May 11, 2022	Woori Finance Holdings becomes first global corporation to participate in launch of the “B4L Initiative” for sustainable forest protection and land degradation improvement
May 18, 2022	Sale of 2.3% stake by Korea Deposit Insurance Corporation (equity interest reduced from 3.6% to 1.3%)
June 19, 2022	Woori Financial Future Foundation inaugural general meeting
August 22, 2022	First Asian company to join the Partnership for Biodiversity Accounting Financials (“PBAF”)
November 7, 2022	Hosted the “Sustainable Finance for a Better World” international conference
December 14, 2022	Endorsed the UN Convention on Biological Diversity (“UN CBD”) Financial Sector Statement
December 29, 2022	Received AA rating in the MSCI ESG assessment for two consecutive years
January 16, 2023	Completed the establishment of the “WON Synergy” system to create efficient synergies among Group companies
January 26, 2023	Participated in the “Plastics Finance Leadership Group” organized by the United Nations Environment Programme Finance Initiative (“UNEP FI”) (only Korean financial institution to participate)
February 27, 2023	Entered into a share purchase agreement with DAOL Investment (52% equity stake)
March 23, 2023	Woori Venture Partners (formerly DAOL Investment ) incorporated into Woori Finance Holdings as a subsidiary
March 24, 2023	Inauguration of Im Jong-ryong as the 9th Chairman of the Woori Financial Group (4th Ordinary General Meeting of Shareholders)
April 21, 2023	Resolution on the first treasury share buyback and cancellation following conversion to a holding company
June 1, 2023	Signing of a comprehensive share exchange agreement between Woori Investment Bank, Woori Venture Partners and Woori Financial Holdings
August 8, 2023	Complete acquisition of Woori Investment Bank and Woori Venture Partners as wholly-owned subsidiaries
August 24, 2023	Obtained SBTi (Science Based Targets initiative) certification
October 5, 2023	Woori Financial - Executed share transfer agreement with KDIC (1.2% remaining stake held by KDIC)
December 22, 2023	Woori Investment Bank capital increase of KRW 500 billion (to strengthen business competitiveness)
December 26, 2023	Achieved AAA Rating in MSCI ESG assessment
March 13, 2024	Resolution on acquisition and cancellation of remaining shares held by KDIC

Date	Details
August 1, 2024	Woori Investment & Securities established and incorporated into Woori Finance Holdings
August 28, 2024	Signed share purchase agreement (SPA) for the acquisition of Tongyang Life Insurance and ABL Life Insurance
September 24, 2024	Inclusion in the “Korea Value-Up Index”
November 28, 2024	Woori Financial Group launches universal banking app “NEW Woori WON Banking”
December 17, 2024	Inclusion in the 2024 Dow Jones Sustainability Indices (DJSI) World Index
March 26, 2025	Establishment of an Ethics and Internal Control Committee within the Board of Directors
July 1, 2025	Tongyang Life Insurance and ABL Life Insurance incorporated into Woori Finance Holdings as subsidiaries
July 31, 2025	Woori Asset Trust becomes a wholly-owned subsidiary
October 13, 2025	Woori Financial hosts the customer appreciation festival “Woori Financial All Together Festa” and launches first integrated promotion in the financial industry
December 18, 2025	Received the Minister of Science and ICT Award in the Outstanding Cloud Adoption category at the “2025 Cloud Industry Awards”
January 26, 2026	Commenced operations of the first integrated bank/securities asset management branch

Source: 2025 Business Report of the Wholly-Owning Parent Company

Woori Finance Holdings, as the Wholly-Owning Parent Company, is a pure financial holding company that does not conduct its own business operations but rather coordinates the creation of synergies among its business subsidiaries through subsidiary management and oversight, capital raising and allocation, and the formulation of financial group strategies, with dividends from subsidiaries constituting its primary source of income. The business environment and financial condition of subsidiaries are factors that significantly affect the profitability and cash flows of the Wholly-Owning Parent Company. In particular, as there is a high dependence on the banking sector (Woori Bank), the profitability and corporate value of the Wholly-Owning Parent Company may fluctuate depending on the performance of banking subsidiaries or changes in the business environment.

In order to diversify its business portfolio, the Wholly-Owning Parent Company entered into a Share Purchase Agreement (SPA) with the Anbang Insurance Group of China in April 2019 for the acquisition of Tongyang Asset Management and ABL Asset Management (formerly Allianz Asset Management). On July 24 of that same year, following approval by the Financial Services Commission for the incorporation of a subsidiary and a change to large shareholders, Tongyang Asset Management was incorporated as a subsidiary of the Woori Financial Group on August 1 of the same year and changed its corporate name to Woori Asset Management. Furthermore, on December 6, 2019, ABL Asset Management (formerly Allianz Asset Management) was incorporated as a subsidiary of the Wholly-Owning Parent Company and changed its name to Woori Global Asset Management, and (former) Kukje Asset Trust (renamed Woori Asset Trust) completed its incorporation as a subsidiary of the Wholly-Owning Parent Company as of December 30, 2019. In addition, following the acquisition of Woori Financial Capital (formerly Aju Capital) in October 2020, Woori Financial Capital and Woori Financial Savings Bank (formerly Aju Savings Bank) were incorporated as a subsidiary and a second-tier subsidiary, respectively, in December 2020.

In addition, 13.3% of the shares in Woori Financial Capital (excluding treasury shares; 12.9% when treasury shares are included) were additionally acquired on April 15, 2021, the treasury shares (3.6% of shares) held by Woori Finance Capital were acquired on May 24, 2021, and on August 10, 2021, through a comprehensive share exchange, 5,792,866 new shares of the controlling company were given to the shareholders of Woori Financial Capital (excluding the controlling company) for the acquisition of the remaining shares (9.5%) of Woori Financial Capital, thereby making Woori Financial Capital a wholly-owned subsidiary. On January 7, 2022, Woori Financial F&I, a non-performing loan and restructuring investment company, was established (100% equity ownership, paid-in capital of KRW 200 billion) and incorporated as a wholly-owned subsidiary. In addition, in March 2023, shares of Daol Investment (subsequently renamed Woori Venture Partners) were acquired to strengthen the non-banking sector and incorporated Daol Investment as a subsidiary, and in August 2023, Daol Investment was converted into a wholly-owned subsidiary through a share exchange. As a result, the number of subsidiaries of the Wholly-Owning Parent Company increased to 15.

Meanwhile, the Wholly-Owning Parent Company resolved in December 2023 to make a capital contribution of KRW 500 billion to its subsidiary, Woori Investment Bank, in order to strengthen the growth drivers of the non-banking sector within the Group. The Wholly-Owning Parent Company entered into a merger agreement on May 3, 2024, pursuant to which its subsidiary, Woori Investment Bank (the dissolving entity), was merged with and into Korea Foss Securities (the surviving entity). Accordingly, as of August 1, 2024, Woori Investment Bank was absorbed and merged into Korea Foss Securities, and the surviving entity changed its corporate name to Woori Investment & Securities and was incorporated as a subsidiary of the Wholly-Owning Parent Company. As a result of the merger, the Wholly-Owning Parent Company entered the new business of securities and Woori Investment & Securities obtained full authorization from the Financial Services Commission to engage in the investment trading business (including securities and underwriting business) in March 2025.

Furthermore, the Wholly-Owning Parent Company resolved at a board meeting held on August 28, 2024, to incorporate the Wholly-Owning Parent Company and ABL Life Insurance as subsidiaries of the Company, and such incorporation of subsidiaries was approved at the regular meeting of the Financial Services Commission in May 2025. The acquisition was completed on July 1, 2025, upon payment of the final purchase price, thereby marking the group’s entry into the life insurance business. Please note that future funding requirements related to the Wholly-Owning Parent Company’s acquisitions and capital investments in the non-banking sector may continue to pose a burden.

*

Refer to the disclosure “Inclusion of Subsidiaries in a Financial Holding Company” dated July 1, 2025 (Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.), Financial Supervisory Service Electronic Disclosure System.

Meanwhile, the Wholly-Owning Parent Company was fully privatized in December 2021 through the divestiture of shares by the Korea Deposit Insurance Corporation, which had been the largest shareholder of the Wholly-Owning Parent Company, and through additional share sales by 2022, the Korea Deposit Insurance Corporation’s shareholding ratio was reduced from 18.32% to 1.29%. Subsequently, in October 2023, the parties executed a basic share transfer agreement for the remaining 9,367,960 shares held by the Korea Deposit Insurance Corporation and agreed to complete the transaction by December 2024 (extendable by mutual agreement). Through a board resolution dated March 13, 2024, the Wholly-Owning Parent Company resolved to purchase all of the remaining 9,357,960 shares (representing a 1.24% equity interest) of the Wholly-Owning Parent Company held by the Korea Deposit Insurance Corporation as treasury shares and to cancel all such acquired treasury shares in their entirety. The acquisition was made through an after-hours transaction (block deal) on March 14, 2024, and the complete privatization was successfully completed by canceling all treasury shares acquired on March 22, 2024. As of the end of 2025, the largest shareholders of the Wholly-Owning Parent Company are the Woori Financial Group Employee Stock Ownership Association and one other person.

ø For disclosures regarding the Korea Deposit Insurance Corporation’s holdings of shares of the Wholly-Owning Parent Company, please refer to the Financial Supervisory Service’s Electronic Disclosure System and the Korea Deposit Insurance Corporation’s press releases.

Meanwhile, the Wholly-Owning Parent Company participated in the shareholder rights offering of Woori Investment & Securities, a subsidiary, in the amount of KRW 1 trillion. The new shares in this capital increase with consideration were allocated to the Wholly-Owning Parent Company in full, and the Wholly-Owning Parent Company thus fully contributed funds on the scheduled contribution date of May 4, 2026.

Decision on Paid-in Capital Increase (Material Management Matters of Subsidiaries)

Subsidiary	Woori Investment & Securities	Reporting on Major Management Matters
1. Type and Number of New Shares	Common Shares	429,000,430
	Class shares (shares)	—
2. Par value per share (KRW)		500
3. Total number of issued shares before the capital increase	Common Shares	485,889,783
shares	Class shares (shares)	—
4. Purpose of Fundraising	Facility Funds (KRW)	—
	Business Acquisition Funds (KRW)	—
	Operating Funds (KRW)	1,000,000,002,330
	Debt Repayment Funds (KRW)	—
	Funds for the Acquisition of Securities of Other Corporations (KRW)	—
	Other Funds (KRW)	—
5. Method of Capital Increase		Shareholder Rights Offering

[In the Case of a Shareholder Rights Offering]

6. Issue Price of New Shares	Confirmed Issue Price	Common Shares (KRW)	2,331
Class Shares (KRW)	—
Planned Issue Price	Common Shares (KRW)	—	Scheduled Date of Finalization	—
Class Shares (KRW)	—	Scheduled Date of Finalization	—
7. Calculation Method for Issue Price	Application of the valuation method under the Inheritance Tax and Gift Tax Act
8. Record date for allocating new issues	April 28, 2026
9. Number of new shares to be allocated per share	0.8829171
10. Preferential Allocation Ratio for Employee Stock Ownership Association (%)	—
11. Intended Subscription Date	Employee Stock Ownership Association	Commencement Date	—
Termination Date	—
Former Shareholders	Commencement Date	May 4, 2026
Termination Date	May 4, 2026
12. Payment Date	May 4, 2026
13. Plan for Disposal of Forfeited Shares	—
14. Dividend Commencement Date for New Shares	Jan. 1, 2026
15. Scheduled Date of Issuance of New Share Certificates	May 6, 2026
16. Representative Lead Underwriter (in the case of an indirect public offering)	—
17. Whether pre-emptive rights are transferred	Not Applicable
18. Date of Board of Directors’ Resolution (Date of Decision)	April 24, 2026
• Attendance of Outside Directors	Present (Name)	4
Absent (Name)	—
• Attendance of Auditors (Audit Committee members who are not outside directors)	Present
19. Whether Subject to the Submission of Securities Registration Statement	No
20. Grounds for Exemption from Submission	Restrictions on Resale (one-year deposit and custody measures by Korea Securities Depository)
21. Whether Subject to Filing with the Fair Trade Commission	No
22. Other Material Matters Related to Investment Decisions

(1) The issue price of the new shares was calculated by referring to share value determined in accordance with the Inheritance Tax and Gift Tax Act.

(2) All matters related to this paid-in capital increase, including the key dates set forth above, are subject to change in accordance with the issuing company’s capital increase schedule.

(3) The relevant securities shall be deposited pursuant to a deposit agreement with the Korea Securities Depository (prohibiting withdrawal and sale of such securities for a period of one year from the deposit date), and such deposit agreement shall be performed, which may be verified through the Korea Securities Depository’s securities information portal, SEIBro.

ø Related Disclosures	—

In this regard, there is a possibility of an increase in short-term cash outflows and an expansion of the financial burdens on the Wholly-Owning Parent Company. In addition, the profitability of the relevant subsidiaries may decline due to increased volatility in financial markets, intensifying competition, and changes in the regulatory environment, which may have a material adverse effect on the consolidated financial condition and results of operations of the Wholly-Owning Parent Company.

☐ Nature of the Business of the Wholly-Owning Parent Company

Classification		Business Description	Affiliates
Controlling Company	Financial holding company	Management and operation of subsidiaries and incidental activities thereto	Woori Finance Holdings
Major Subsidiaries, etc.	Banking business	Loan extension, deposit-taking, and related ancillary services	Woori Bank
	insurance business	Life insurance business and incidental activities thereto	Tongyang Life Insurance, ABL Life Insurance
	Specialized Credit Financial Business	Business relating to credit cards, cash advances, card loans, and other similar services, and any business incidental thereto	Woori Card
		Business operations in auto finance, corporate finance, personal finance, and related ancillary activities	Woori Financial Capital
	Securities business	Trading, brokerage, underwriting of securities, and business incidental thereto	Woori Investment & Securities
	Real estate trust business	Real Estate Trust and Management Services	Woori Asset Trust
	Savings Bank Business	Credit extension, receipt of deposits, and business incidental thereto under the Mutual Savings Banks Act	Woori Financial Savings Bank
	Asset Management Business	Asset management services and ancillary services thereto	Woori Asset Management
	Venture capital business	Investment in small and medium-sized venture enterprises and start-ups, and business activities incidental thereto	Woori Venture Partners
	Operation of institutional-only and general private equity funds	Business of the managing member of an institutional private collective investment vehicle and business of general private collective investment	Woori Private Equity Asset Management
	Other financial services	Investment in and management of NPLs and incidental activities thereto	Woori Financial F&I
	Credit investigation and debt collection business	Debt collection, credit investigation, and lease investigation services	Woori Credit Information
	General administration services for collective investment	General administrative services for the Fund and provision of integrated asset management systems	Woori Fund Services
	System development and supply business	IT service business, including the development, sale, and maintenance of financial IT systems	Woori FIS
	Management consulting services	Management research and survey services, management consulting services	Woori Financial Research Institute

Source: 2025 Business Report of the Wholly-Owning Parent Company

Note 1) The Wholly-Owning Parent Company resolved at a board meeting held in August 2024 to acquire shares of Tongyang Life Insurance and ABL Life Insurance, and obtained approval for the incorporation of such subsidiaries at the regular meeting of the Financial Services Commission in May 2025. The acquisition was completed on July 1, 2025, upon payment of the final purchase price, thereby marking the group’s entry into the life insurance business.

As of the end of December 2025, the Wholly-Owning Parent Company comprises 16 subsidiaries, including Woori Bank, Woori Card, Woori Financial Capital, and Woori Investment & Securities; 14 overseas local companies in the United States, China, Indonesia, Vietnam, and other jurisdictions; and various sub-subsidiaries, including limited partnerships of Woori Venture Partners and Woori Private Equity Asset Management.

☐ Organizational Chart Showing Control, Subordination, and Equity Ownership Relationships Among Affiliates

Note: 100% equity stake in Woori Investment & Securities as of the end of March 2026

Source: Information provided by the Wholly-Owning Parent Company

The Wholly-Owning Parent Company’s net income for the first quarter of 2026 was KRW 639.4 billion (based on total net income), of which the net income of the banking sector (Woori Bank) accounted for 74.93%, or KRW 521.8 billion. Please note that this highly concentrated business structure in the banking sector is heavily dependent on the earnings volatility of the bank subsidiaries, and that the profitability of the Wholly-Owning Parent Company may deteriorate if the banking industry weakens due to domestic and international economic downturns.

☐ Operating Results by Business Segment of the Wholly-Owning Parent Company

(Unit: KRW 1 billion, %)

Classification			Bank	Insurance	Credit card	Capital	Securities	Other	Consolidation Adjustment, etc.	Group
Q1 2026	Net income	Amount	522	55	45	40	14	21	(57)	639
		Ratio	74.93	7.89	6.45	5.71	2.02	3.00	—	100.00
	Total Assets	Amount	513,322	53,964	17,394	12,680	10,741	4,628	(144)	612,585
		Ratio	83.78	8.81	2.84	2.07	1.75	0.75	—	100.00
2025	Net income	Amount	2,582	100	151	149	27	(148)	366	3,228
		Ratio	90.25	3.48	5.28	5.20	0.96	(5.17)	—	100.00
	Total Assets	Amount	502,846	55,055	17,513	12,361	9,706	4,467	(491)	601,457
		Ratio	83.54	9.15	2.91	2.05	1.61	0.74	—	100.00
2024	Net income	Amount	3,047	—	148	141	3	(13)	(155)	3,171
		Ratio	91.59	—	4.45	4.26	0.09	(0.39)	—	100.00
	Total Assets	Amount	485,889	—	16,613	12,771	7,186	4,422	(1,128)	525,753
		Ratio	92.22	—	3.15	2.42	1.36	0.85	—	100.00

1) Net income: Total net profit basis

* Q1 2026: Equity attributable to owners of the parent on group basis KRW 604 billion + Non-controlling interests KRW 35 billion

* 2025: Equity attributable to owners of the parent on group basis KRW 3.124 trillion + Non-controlling interests KRW 103 billion

* 2024: Equity attributable to owners of the parent on group basis KRW 3.086 trillion + Non-controlling interest KRW 85 billion

Note 2) Total assets: AUM Exclusion Criteria

Note 3) Insurance segment: July 2025 performance following integration of Tongyang Life Insurance and ABL Life Insurance into Group.

Note 4) Securities segment: In August 2024, following the merger of Woori Investment Bank and Korea Foss Securities, the company name was changed to Woori Investment & Securities (figures for 2023 reflect the performance of the former Woori Investment Bank)

Note 5) Other segment: Woori Asset Trust, Woori Financial Savings Bank, Woori Asset Management (merged with Woori Global Asset Management in January 2024), Woori Venture Partners, Woori Private Equity Asset Management, Woori Financial F&I, Woori Credit Information, Woori Fund Services, Woori FIS, Woori Financial Management Research Institute

Note 6) The segment totals represent amounts on a Group consolidated basis, and the segment ratios are calculated based on the simple aggregate amounts of subsidiaries (excluding consolidation adjustments).

Source: Q1 2026 Business Report of the Wholly-Owning Parent Company

B. Risks Relating to the Asset Quality of Banking Subsidiaries

The asset quality of the Wholly-Owning Parent Company generally reflects that of its subsidiary, Woori Bank Co., Ltd. As of the first quarter of 2026, Woori Bank recorded an NPL ratio of 0.33% and a delinquency ratio of 0.38%. Woori Bank’s allowance for bad debts coverage ratio stood at 161.11% as of the first quarter of 2026. While asset quality indicators remain at a relatively sound level, the possibility of deterioration in asset quality cannot be ruled out, given the persistence of global economic uncertainty, concerns regarding the domestic real estate market and excessive household debt burdens relative to income, which continue to give rise to concerns regarding the deterioration of loan assets. Investors are advised to take note of this matter.

As of Q1 2026, Woori Bank’s key soundness indicators, namely the NPL ratio, allowance for bad debts ratio, and total loan receivables delinquency ratio, stood at 0.33%, 161.11%, and 0.38%, respectively. Although the scale of net non-performing loans increased from 2023 compared to the previous period, Woori Bank has maintained an overall level of soundness similar to the average for commercial banks through the expansion of write-offs and disposals for non-performing loans. Woori Bank continues to pursue the resolution of non-performing assets and the optimization of its asset portfolio based on a systematic risk management framework at the group level, and maintains a conservative credit underwriting approach and soundness-oriented management policy across both corporate and retail finance.

In addition, in alignment with the financial authorities’ household debt management policy, verification of borrowers’ repayment capacity has been strengthened and provisions have been prepared in response to potential risks in the vulnerable borrower and small and medium-sized enterprise sectors. However, the potential for latent non-performing loans not reflected in the indicators remains due to structural factors such as concerns over an economic slowdown, increased debt servicing burdens on borrowers, and the possibility of real estate market adjustments. In fact, the delinquency rate has shown a slight year-on-year increase, which indicates the potential for an increased credit loss risk going forward. Such domestic and international uncertainties and increased interest rate volatility are expected to serve as factors that may intensify the decline in profitability and increase the burden of asset quality management.

[Group Soundness Indicators]

(Unit: KRW 1 billion, %)

Classification	Q1 2026	2025	2024
Total loans	405,358	399,970	390,066
Substandard or below loans	2,757	2,517	2,211
Substandard or below loan ratio	0.68	0.63	0.57
Non-performing loans	2,365	2,172	1,786
Non-performing loan ratio	0.58	0.54	0.46
Allowance for bad debts ratio (A/B)	124.8	129.9	153.0
Allowance for bad debts balance (A)	3,439	3,268	3,382
Substandard or below loans (B)	2,757	2,517	2,211

Note 1) Based on the Financial Services Holding Company Business Report submitted to the Financial Supervisory Service

Source: Q1 2026 Business Report of the Wholly-Owning Parent Company

[Soundness Indicators for Key Subsidiaries and Consolidated Subsidiaries]

(Unit: KRW million, %)

Classification	Indicator Name	Q12026	2025	2024
Woori Bank	Total loans	337,824,941	333,939,329	333,015,272
	Substandard or below loans	1,098,569	1,045,402	781,456
	Substandard or below loan ratio	0.33	0.31	0.23
	Non-performing loans	891,182	819,370	624,583
	Non-performing loan ratio	0.26	0.25	0.19
	Allowance for bad debts ratio (A/B)	161.11	172.55	247.44
	Total provisions for assets classified as non-performing loans(A)	1,769,893	1,803,882	1,933,597
	Substandard or below loans	1,098,569	1,045,402	781,456
Tongyang Life Insurance	Assets subject to asset soundness classifications	31,976,966	32,917,514	32,608,571
	Weighted non-performing assets	36,706	45,862	26,821
	Weighted non-performing asset ratio	0.11	0.14	0.08
Woori Card	Total loans	16,463,126	16,585,188	15,661,119
	Substandard or below loans	239,490	204,690	167,817
	Substandard or below loan ratio	1.45	1.23	1.07
	Allowance for bad debts ratio (A/B)	103.56	104.03	105.46
	Allowance for bad debts balance (A)	1,090,129	1,060,462	983,711
	Minimum mandatory reserve for allowance for bad debts (B) Note 2)	1,052,660	1,019,377	932,825
Woori Financial Capital	Total loans	11,663,452	11,534,811	11,571,607
	Substandard or below loans	240,159	222,581	220,821
	Substandard or below loan ratio	2.06	1.93	1.91
	Allowance for bad debts ratio (A/B)	107.02	111.48	134.18
	Allowance for bad debts balance (A)	257,020	248,142	296,296
	Substandard or below loans (B)	240,159	222,581	220,821
Woori Investment & Securities Note 3)	Assets subject to soundness classifications	4,892,395	4,515,070	3,228,299
	Substandard or below loans	418,282	259,299	235,335
	Substandard or below loan ratio	8.55	5.74	7.29
	Allowance for bad debts ratio (A/B)	44.38	69.21	84.37
	Allowance for bad debts balance (A)	185,637	179,465	198,563
	Fixed assets (B)	418,282	259,299	235,335
ABL Life Insurance	Assets subject to asset soundness classifications	15,965,339	16,216,780	15,912,207
	Weighted non-performing assets	20,330	22,206	36,723
	Weighted non-performing asset ratio	0.13	0.14	0.23
Woori Asset Trust	Assets subject to soundness classifications	288,176	287,622	321,367
	Fixed assets	214,747	212,946	249,632
	Fixed assets ratio	74.52	74.04	77.68
Woori Financial Savings Bank Note 4)	Total loans	1,773,249	1,700,621	1,668,224
	Substandard or below loans	101,594	116,684	163,855
	Substandard or below loan ratio	5.73	6.86	9.82
	Allowance for bad debts ratio (A/B)	75.20	72.31	77.43
	Allowance for bad debts balance (A)	76,404	84,376	126,878
	Substandard or below loans (B)	101,594	116,684	163,855

Note 1) Based on the Financial Supervisory Service business report

Note 2) Required provision for allowance for bad debts under the Specialized Credit Finance Business Act

Note 3) The 2023 figures represent data from Woori Investment Bank (total loan exposure, substandard or below loans, NPL ratio).

Launched as Woori Investment & Securities following the merger of Korea Foss Securities and Woori Investment Bank.

Note 4) Woori Financial Savings Bank: K-GAAP Basis

Source: Q1 2026 Business Report of the Wholly-Owning Parent Company

The NPL ratio of Woori Bank, a subsidiary of the Wholly-Owning Parent Company, was 1.47% at the end of 2015 and has shown a continuous downward trend, recording 0.18% as of 2023, and increased to 0.31% as of the end of 2025, compared to 0.23% at the end of 2024. As of Q1 2026, Woori Bank’s NPL ratio stood at 0.33%, a slight increase from 0.32% in Q1 2025. The ratio of allowance for bad debts to substandard or below loans has shown a steady upward trend since 2015, recording 320.84% as of 2023, and decreased to 172.55% at the end of 2025 from 247.44% at the end of 2024. . In Q1 2026, this ratio stood at 161.11%, a decrease from 188.40% in Q1 2025. This reflects proactive risk management efforts, including the aggressive sale of non-performing loans, write-offs of bad debts, and increased provisioning, and overall, there is a continued pursuit of the resolution of non-performing assets and the optimization of asset portfolios based on a systematic risk management framework at the Group level that maintains a conservative credit underwriting approach and soundness-oriented management policy across both corporate and retail finance. In addition, Woori Bank has sufficient loss-absorbing capacity as it strengthens verification of borrowers’ repayment abilities in alignment with the financial authorities’ household debt management policies and maintains provisions to address potential risks in the vulnerable borrower and small and medium-sized enterprise sectors.

However, the potential for latent non-performing loans not reflected in the indicators remains due to structural factors such as concerns over an economic slowdown, increased debt servicing burdens on borrowers, and the possibility of real estate market adjustments. In fact, the delinquency rate has shown a slight year-on-year increase, which indicates the potential for an increased credit loss risk going forward. Such domestic and international uncertainties and increased interest rate volatility are expected to serve as factors that may intensify the decline in profitability and increase the burden of asset quality management. Accordingly, the actual results of the aforementioned soundness indicators and risk management status may differ depending on future domestic and international economic conditions, financial market volatility, and changes in the policies of the government and supervisory authorities.

As uncertainties such as economic slowdown and PF-related risks continue to expand and the financial authorities are expected to intensify their requirements for enhanced loss-absorbing capacity, in November 2023, the Financial Services Commission amended the banking supervisory regulations to introduce the right to require the establishment of special loan loss reserves, enhance provisions to strengthen loss-absorbing capacity, and establish countercyclical capital buffers, among other prudent management requirements. Accordingly, Woori Bank, which maintains asset quality above the average for domestic banking, is also expected to continue prudent management in accordance with the strengthened regulations.

[Woori Bank Soundness Indicators]

(Unit: KRW million, %, %p)

	Classification	Q1 2026	2025	2024
	Total Loans	337,824,941	333,939,329	333,015,272
	Corporate	187,209,888	188,604,158	174,340,174
	Household	150,615,053	144,411,114	136,381,030
	Substandard or below loans	1,098,569	1,045,402	781,456
	Substandard or below loan ratio	0.33	0.23	0.18
	Corporate	812,866	576,023	393,865
		0.43	0.31	0.23
	Household	285,703	205,433	172,443
		0.19	0.14	0.13
	Non-performing loans	891,182	819,370	624,583
	Non-performing loan ratio	0.26	0.25	0.19
	Corporate	605,904	419,218	357,082
		0.32	0.22	0.20
	Household	285,278	205,365	171,806
		0.19	0.14	0.13
	Allowance for bad debts ratio (A/B)	161.11	172.55	247.44
	Total provisions for assets classified as non-performing loans (A)	1,769,893	1,933,597	1,816,969
	Substandard or below loans (B)	1,098,569	781,456	566,308
Delinquency rate	Total Loan Receivables Basis (Seasonally Adjusted)	0.38(0.41)	0.30 (0.34)	0.26 (0.29)
	Corporate Loan Basis (Seasonally Adjusted)	0.47 (0.52)	0.32 (0.38)	0.24 (0.28)
	Household Loan Basis (Seasonally Adjusted)	0.29 (0.31)	0.27 (0.30)	0.28 (0.31)

Note: Based on non-consolidated financial statements

Source: Q1 2026 Business Report of Woori Bank

[Trends in Asset Soundness Ratios for Woori Bank and Korean Banks]

(Unit: %)

Classification		2025	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Substandard or below loan ratio	Woori Bank	0.31	0.23	0.18	0.19	0.20	0.32	0.40	0.51	0.83	0.98	1.47
	Average for Korean banks	0.79	0.62	0.52	0.37	0.36	0.48	0.58	0.70	0.81	0.90	1.12
Provisioning ratio for bad debts (compared to substandard and below loans)	Woori Bank	172.55	247.44	320.84	263.43	205.50	153.96	121.81	119.21	87.71	84.48	70.24
	Average for Korean banks	141.19	186.84	215.78	224.84	182.49	144.42	116.59	114.96	88.91	87.42	161.16

Note 1) The average for Korean banks is calculated as the arithmetic mean of the figures for each bank during the relevant period, based on a total of 12 banks comprising commercial banks and regional banks as reported in the Financial Supervisory Service’s Financial Information and Statistics System

Source: Financial Supervisory Service, Financial Statistics Information System

Although Woori Bank actively manages its asset quality indicators through preemptive provisioning and the disposal of non-performing loans in response to issues that may adversely affect asset soundness, the possibility of deteriorating asset quality cannot be excluded given the ongoing global economic uncertainty, concerns regarding the domestic real estate market, excessive household debt burdens relative to income, the potential for defaults in certain high-risk sectors such as construction, and the vulnerable financial condition of small and medium-sized enterprises. Accordingly, the actual results of the aforementioned soundness indicators and risk management status may differ depending on future domestic and international economic conditions, financial market volatility, and changes in the policies of the government and supervisory authorities. As such, investors are advised to exercise due diligence in making investment decisions, taking into account that the Bank’s business operations and financial condition may be directly or indirectly affected by such factors.

C. Risks of Reduced Profitability Resulting from a Decline in the NIM of Banking Subsidiaries

The composition of the Wholly-Owning Company’s NIM (Net Interest Margin) does not appear to differ significantly from the earnings structure of Woori Bank Co., Ltd. As of the end of 2025, Woori Bank Co., Ltd.’s ROA and NIM were 0.52% and 1.46%, respectively, and as of the first quarter of 2026, ROA and NIM were 0.42% and 1.51%, respectively, indicating a good level of overall profitability. However, as interest rate cuts are expected to accelerate in the future and there are limitations on generating earnings through the expansion of loan assets due to government regulations on household debt, the profitability of Woori Bank Co., Ltd., including its NIM (Net Interest Margin), may deteriorate under such circumstances.

Meanwhile, the Basel III Liquidity Coverage Ratio (“LCR”) requirement (high-quality liquid assets/net cash outflows over the next one-month period ≥ 100%), which has been in effect since 2015, is also expected to act as a factor that may somewhat burden the profitability of banks. As such, with the strengthening of government regulations relating to household debt and the implementation of regulations such as the Liquidity Coverage Ratio (“LCR”), banks’ asset management policies are becoming more conservative than in the past. Such policy changes are expected to have an adverse effect on the profitability of Woori Bank Co., Ltd., a subsidiary of the Wholly-Owning Parent Company. Investors are advised to take note of this matter.

The composition of the Wholly-Owning Parent Company’s NIM (Net Interest Margin) is expected to be similar to that of Woori Bank. Woori Bank’s NIM (accumulated basis) has been on a downward trend since 2022 ((1.59% in 2022 g 1.56% in 2023 g 1.44% in 2024 g 1.46% in 2025 g 1.51% in Q1 2026)), but its overall profitability is at a good level. However, while the Korean economy continues to stagnate, the export economy has contracted due to the imposition of universal tariffs following President Trump’s inauguration, and volatility in the financial markets has increased. Additionally, with respect to global geopolitical risks, geopolitical uncertainty in the Middle East region has expanded due to the Israel-Hamas conflict, the Israel-Iran conflict, and potential U.S.-Iran hostilities, thereby weakening the trend of falling interest rates. Reflecting these circumstances, in April 2026, the Monetary Policy Board maintained the base rate at 2.50% per annum. As of Q1 2026, Woori Bank’s NIM increased slightly compared to the end of 2025, increasing to 1.51%.

[Woori Bank Net Interest Margin (NIM) Trend]	(Unit: %)

Classification	Q1 2026	2025	2024	2023	2022	2021	2020	2019	2018	2017
Net Interest Margin	1.51	1.46	1.44	1.56	1.59	1.37	1.33	1.44	1.52	1.47

Note 1) Nominal Net Interest Margin (NIM: Net Interest Margin) - Figure obtained by dividing the profit generated by the bank (or financial institution) from operating the assets under management, minus financing costs, by the total assets under management, and is used as a key indicator to evaluate a bank’s profitability.

Note 2) NIM (based on non-consolidated financial statements) = Net interest income / Average balance of interest-bearing assets

Source: Woori Bank Q1 2026 Business Report and annual reports for each fiscal year

In the past, the loan assets of Korean banks continued to increase, driven by the relaxation of real estate regulations, government support policies for small and medium-sized enterprises, and low interest rates. In the corporate loan segment, there is growth driven by increased funding demands from large corporations, a conservative lending approach focused on creditworthy borrowers, and expansions centered on small and medium-sized enterprises with rising capital needs. However, in the household loans segment, the growth of loan assets in the banking sector has been slowing due to consecutive regulatory tightening measures, including strengthened real estate regulations such as improvements to the loan guarantee system and changes to the subscription system, as well as the implementation of credit screening guidelines. Furthermore, in the event of a decline in lending assets within the banking sector, including a reduced demand for housing mortgage loans and household credit loans attributable to increased interest burdens arising from persistently high inflation, the profitability of Woori Bank, the Company’s banking subsidiary, may deteriorate.

[Total Loans of General Banks]

(Unit: KRW trillion)

Classification	End of 2025		End of 2024		End of 2023		End of 2022		End of 2021		End of 2020
	Ending balance	Increase or decrease	Ending balance	Increase or decrease	Ending balance	Increase or decrease	Ending balance	Increase or decrease	Ending balance	Increase or decrease	Ending balance	Increase or decrease
Corporate funds	841.6	25.1	816.5	53.1	763.4	57.3	706.1	62.0	644.0	60.5	583.5	56.4
Household funds	800.8	34.6	766.1	42.3	723.9	13.8	710.1	-7.4	717.5	48.5	669.0	64.5
Public and other funding loans	25.1	0.2	24.9	-1.2	26.1	2.5	23.7	4.4	19.2	1.3	18.0	1.0
KRW-denominated loans (excluding interbank loans)	1,667.5	60.0	1,607.5	94.2	1,513.4	73.5	1,439.8	59.1	1,380.8	110.3	1,270.5	122.0

Note 1) Aggregate data for a total of 15 banks, including commercial banks, local banks, and internet-only banks

Source: Financial Supervisory Service, Financial Statistics Information System

Although banks have recently intensified their efforts to diversify revenue streams, the earnings structure remains predominantly centered on interest income, and the deterioration in profitability attributable to declining interest margins may adversely affect the ROA and ROE of the Wholly-Owning Parent Company and Woori Bank, a subsidiary of the Wholly-Owning Parent Company.

[Profitability Indicators of the Wholly-Owning Parent Company and Woori Bank]

								(Unit: %)
Classification	2026 1Q		2025		2024		2023
	Return on Assets (ROA)	Return on Equity (ROE)	Return on Assets (ROA)	Return on Equity (ROE)	Return on Assets (ROA)	Return on Equity (ROE)	Return on Assets (ROA)	Return on Equity (ROE)
Woori Finance Holdings
Including net income attributable to non-controlling interests	0.42	6.91	0.58	9.31	0.61	9.60	0.54	8.65
Excluding net income attributable to non-controlling interests	0.40	6.53	0.56	9.01	0.60	9.34	0.52	8.25
Woori Bank	0.42	7.16	0.52	8.99	0.64	11.05	0.56	9.68

Note 1) Average balance of total assets and equity capital: Basis and simple average of balances at the beginning and end of each quarter

Note 2) Annualized value converted in accordance with the standards for the business reports of financial holding companies submitted to the Financial Supervisory Service.

Note 3) Woori Bank ROA (consolidated financial statements basis) = Net income / Average actual total assets Woori Bank ROE (consolidated financial statements basis) = Net income / Average equity capital (controlling shareholder stake)

Source: Q1 2026 Business Report of the Wholly-Owning Parent Company and Woori Bank

The Basel III Liquidity Coverage Ratio (“LCR”) requirement (high-quality liquid assets/net cash outflows over the next one-month period ≥ 100%), which has been in effect since 2015, is also expected to act as a factor that may somewhat burden the profitability of banks. This is because, upon implementation of the regulation, financial institutions are required to mandatorily increase their holdings of highly liquid assets, which typically yield relatively lower returns.

The integrated liquidity coverage ratio for general banks was progressively increased from 80% in 2015 by 5 percentage points annually, reaching 100% as of January 1, 2019, and the foreign currency liquidity coverage ratio regulation was introduced in 2017 at 60%, was progressively increased by 10 percentage points annually, and has been at 80% since 2019. Subsequently, in accordance with the Financial Services Commission’s “Current Status and Future Plans for the Promotion of Flexible Financial Regulations” in the fourth quarter of 2019, the LCR regulatory ratio was temporarily adjusted downward until the end of June 2022 (consolidated LCR 100% g 85%, foreign currency LCR 80% g 70%). However, at the end of March 2022, the Financial Services Commission determined through a regular meeting to phase in a gradual upward adjustment of the consolidated LCR regulatory ratio on a quarterly basis, taking into account the increase in loan volume and the need to prepare for potential non-performing assets, and terminated the relaxation measures for the foreign currency LCR regulatory ratio (foreign currency LCR 70% g 80%). However, in order to stabilize the financial markets, on October 26, 2022, the Financial Services Commission decided to defer the normalization of the consolidated LCR regulatory ratio for six months and to maintain the LCR regulatory ratio at 92.5% until the end of June 2023. Thereafter, the Financial Services Commission decided to resume the gradual normalization of the bank Liquidity Coverage Ratio (LCR) regulation by applying a 95% requirement from July through December 2023, and maintained the 95% requirement through the end of June 2024 to ensure the stability of the financial and foreign exchange markets. However, at the Financial Regulatory Flexibility Measures Review Meeting held in May 2024, it was determined that the LCR regulatory ratio would be raised to 97.5% effective July 2024. The bank LCR regulatory ratio, which had been maintained at 97.5%, was raised to 100% effective January 1, 2025, thereby completing the phased normalization (having been lowered to 85% in April 2020 in response to COVID-19). If additional high-quality liquid assets must be secured in order to comply with the consolidated LCR regulatory ratio in the future, this may have an adverse effect on our profitability.

[Current Status of Temporary Financial Regulatory Relief Measures Relating to Liquidity]

Industry	Details	Normalization Period
Banks	• LCR regulation: normalization of regulatory ratio (97.5% g 100%)	Effective January 1, 2025
Savings Bank	• Normalization of the loan-deposit ratio regulatory threshold (105g 100%)	Effective July 1, 2025
Specialized Credit Companies	• Normalization of the regulations on liquidity rations in Korean currency (90% g 95%)	Effective January 1, 2025
Financial Investment	• Lifting of the deferral on the reduction of the proportion of interbank loans included in hedge assets for derivative-linked securities (from 12% to 8%)	Effective January 1, 2025

Source: Financial Services Commission, Press Release

[Plans for the Gradual Normalization of Consolidated LCR Regulatory Ratios]

Classification	~ June 2022	July ~ September	October ~ June 2023	July ~ June 2024	July ~ December 2024	January 2025 (Normalization)
Regulatory Ratio	85% (-)	90% (+5%p)	92.5% (+2.5%p)	95.0% (+2.5%p)	97.5% (+2.5%p)	100.0% (+2.5%p)

Source: Financial Services Commission, Press Release

[Liquidity Ratios in Korean Currency]

(Unit: KRW million, %)

Classification	Q1 2026			2025			2024
	Liquid Assets in Korean Currency	Liquid Liabilities in Korean Currency	Liquidity Ratio in Korean currency	Liquid Assets in Korean Currency	Liquid Liabilities in Korean Currency	Liquidity Ratio in Korean currency	Liquid Assets in Korean Currency	Liquid Liabilities in Korean Currency	Liquidity Ratio in Korean currency
Woori Finance Holdings	1,841,627	885,962	207.9	34,847	15,292	227.9	353,835	10,905	3,244.70
Woori Card	9,003,225	3,007,742	299.3	9,660,954	2,808,447	344	8,722,587	2,785,182	313.2
Woori Financial Capital	1,793,408	1,077,003	166.5	1,444,834	1,162,263	124.3	1,850,758	1,317,695	140.5
Woori Investment & Securities	6,881,147	5,399,081	127.5	6,515,056	4,938,840	131.91	4,982,461	2,660,153	187.3
Woori Asset Trust	157,685	11,015	1,431.6	153,241	10,214	1500.3	258,758	9,311	2779.2
Woori Financial Savings Bank 3)	443,613	376,063	118.0	410,196	351,853	116.6	344,437	216,143	159.4
Woori Venture Partners	156,051	10,433	1495.8	141,886	10,166	1395.7	136,198	6,877	1980.4
Woori Private Equity Asset Management	19,919	4,743	420.0	20,452	3,354	609.8	16,011	2,912	549.8

Note 1) Woori Finance Holdings: Based on liquid assets and liabilities with a remaining maturity of one month or less

Note 2) Woori Card, Woori Financial Capital, Woori Investment & Securities, Woori Asset Trust, Woori Financial Savings Bank, Woori Venture Partners, Woori Private Equity Asset Management: Based on liquid assets and liabilities with a remaining maturity of 90 days or less

Note 3) K-GAAP basis

[Foreign Currency Liquidity Ratio]

(Unit: KRW million, %)

Classification	Q1 2026			2025			2024
	Liquid Assets in Foreign Currency	Liquid Liabilities in Foreign Currency	Foreign Currency Liquidity Ratio	Liquid Assets in Foreign Currency	Liquid Liabilities in Foreign Currency	Foreign Currency Liquidity Ratio	Liquid Assets in Foreign Currency	Liquid Liabilities in Foreign Currency	Foreign Currency Liquidity Ratio
Woori Investment Bank	6,881,147	5,399,081	127.5	6,515,056	4,938,840	131.9	4,982,461	2,660,153	187.3

Note) Woori Investment Bank: Based on liquid assets and liabilities with a remaining maturity of three months or less

[Liquidity Coverage Ratio]

(Unit: %)

Classification		Q1 2026	2025	2024
Woori Bank	Consolidated Liquidity Coverage Ratio (LCR) Note 1)	110.18	107.64	104.79
	Foreign Currency Liquidity Coverage Ratio (Foreign Currency LCR) Note 2)	186.54	160.56	184.29
	Ratio of Tangible Assets for Business Use	15.25	9.42	9.95

Note 1) LCR: Average of the daily business day ratio during the quarter (same as the calculation standard for management disclosures)

•	Regulatory ratio as of the end of 2025 and end of Q1 2026: 100%; Regulatory ratio as of the end of 2024: 97.5%

Note 2) Foreign currency LCR: Average of the values for each item used to calculate ratio (same as the calculation standard for management disclosures)

•	Regulatory ratio after 2022: 80%

Note 3) Relevant period for LCR and foreign currency LCR: Q1 2026, Q4 2025, Q4 2024

Source: Q1 2026 Business Report of the Wholly-Owning Parent Company

There remains uncertainty regarding interest rates due to factors including the speed of slowing inflation, stabilization of real estate prices, and changes in the monetary policies of major countries. Therefore, investors are advised to pay careful attention to the slowdown in asset growth and changes in NIM resulting from the economic downturn.

D. Risks Arising from Increases in the Funding Costs of Banking Subsidiaries

Woori Bank Co., Ltd., the principal subsidiary of the Wholly-Owning Company, maintains a stable deposit-based funding structure, with deposits (Korean won deposits and foreign currency deposits) accounting for 70.78% of its funding sources as of Q1 2026 and 71.32% as of the end of 2025. Woori Bank’s average funding cost was approximately 1.98%, representing a decrease of 0.69 percentage points from the end of the prior year (2.67%). Meanwhile, Korea’s base interest rate currently stands at 2.50%. Recently, the direction of domestic and international market interest rates has been difficult to predict due to domestic and international economic and political conditions and various uncontrollable market variables, and the possibility of future interest rate fluctuations cannot be excluded. As a significant portion of the funding of Woori Bank Co., Ltd., the principal subsidiary of the Wholly-Owning Company, consists of Korean won-denominated borrowings, including Korean won deposits, a high interest rate environment is linked to funding costs, while a low interest rate environment is linked to returns on fund management. Accordingly, interest rate volatility may affect the profitability of Woori Bank Co., Ltd. Investors are advised to take note of this matter.

As of Q1 2026, the funding structure of Woori Bank, a subsidiary of the Wholly-Owning Parent Company, maintains a stable framework centered on deposits. KRW-denominated deposits accounted for the largest proportion of total funds at KRW 294 trillion (62.67%) compared to the KRW 289 trillion (63.71%) as of the end of 2025, while the company’s reliance on short-term funds, such as negotiable deposits and borrowings, was low. The amount of foreign currency funds is approximately KRW 38 trillion (8.11%) compared to the KRW 54 trillion (11.87%) as of the end of 2025, which are raised mainly through foreign currency deposits and borrowings, and the proportion of market-based financing such as foreign currency bonds is limited, so the risk of refinancing is not high. Meanwhile, Woori Bank’s average procurement interest rate as of Q1 2026 was 1.98%, down 0.69 percentage points from the end of the previous year (2.67%), which appears to have been influenced by the reduction in deposit rates in line with the trend of base rate cuts and improvements to funding structure.

Overall, Woori Bank’s funding structure is based on a stable foundation centered on deposits, with a low proportion of market-based funding, thereby maintaining a structure with minimal liquidity risk even during periods of interest rate volatility or credit contraction. However, future market interest rates may fluctuate depending on various factors, including domestic and international economic slowdowns, global monetary policy trends, and geopolitical risks, and in the event of rising interest rates, the cost of certain financing instruments such as borrowings and debentures may increase, thereby adversely affecting profitability. Therefore, investors should continuously monitor changes in the funding structure and trends in reliance on market-based funding.

[Woori Bank Fund Procurement Performance (Bank Account)]

(Unit: KRW million, %)

Classification	Procurement Categories	Q1 2026			2025			2024
		Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage
KRW funds	Cash deposits	294,281,583	2.09	62.67	289,187,342	2.27	63.71	284,056,916	2.74	64.74
	Transferable deposits	7,525,959	2.77	1.60	10,079,749	3.04	2.22	11,909,817	3.77	2.71
	KRW-denominated loans	7,994,276	1.98	1.70	7,960,349	1.96	1.75	7,618,268	2.53	1.74
	KRW-denominated call money	920,566	2.43	0.20	544,747	2.64	0.12	779,534	3.43	0.18
	Other	34,809,206	3.31	7.41	29,827,010	3.42	6.57	24,299,780	4.15	5.54
	Subtotal	345,531,588	2.23	73.58	337,599,197	2.39	74.38	328,664,315	2.88	74.90
Foreign currency funds	Foreign currency deposits	38,094,366	2.28	8.11	34,525,623	2.89	7.61	32,728,930	3.53	7.46
	Foreign currency borrowings	12,354,902	3.68	2.63	12,661,835	4.10	2.79	13,132,773	5.05	2.99
	Foreign currency- denominated call money	1,335,884	3.73	0.28	1,321,052	4.22	0.29	1,121,808	5.22	0.26
	Foreign currency bonds	4,620,344	4.82	0.98	4,504,990	5.63	0.99	5,186,970	6.73	1.18
	Other	876,604	0.57	0.19	876,226	0.94	0.19	896,655	2.50	0.20
	Subtotal	57,282,101	2.79	12.20	53,889,725	3.40	11.87	53,067,136	4.24	12.09
Other	Total Equity	27,500,497	—	5.86	27,287,679	—	6.01	26,363,134	—	6.01
	Provisions	636,779	—	0.14	554,040	—	0.12	567,100	—	0.13
	Other	38,653,409	—	8.23	34,567,812	—	7.62	30,123,473	—	6.87
	Subtotal	66,790,685	—	14.22	62,409,531	—	13.75	57,053,707	—	13.00
Total		469,604,374	1.98	100.00	453,898,454	2.18	100.00	438,785,158	2.67	100.00

Note 1) Deposits = KRW-denominated deposits - Deposit-type bills drawn on other banks - Reserve deposits - Interbank adjustment funds (call loans)

* Deposit-type bills drawn on other banks = Total bills drawn on other banks - Bills drawn on other banks for overdraft repayments - interbank adjustment funds (call money)

* Interest for the purpose of calculating interest rates is the sum of interest on deposits and installment savings and deposit insurance premiums

Note 2) Foreign currency deposits = foreign currency deposits + offshore foreign currency deposits

Note 3) Foreign currency borrowings = Foreign currency borrowings + Foreign currency entrusted funds + Offshore foreign currency borrowings

Note 4) Foreign currency bonds = Foreign currency bonds + Offshore foreign currency bonds

Note 5) Based on K-IFRS non-consolidated financial statements

Note 6) Average balance = Average of daily balances

Source: Q1 2026 Business Report of the Wholly-Owning Parent Company

[Woori Bank Fund Procurement Performance (Trust Account)]

(Unit: KRW million, %)

Classification	Procurement Categories	2025			2024			2023
		Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage
Cost Type	Monetary Trust	66,396,669	5.49	68.77	61,156,697	4.47	67.29	56,970,295	3.98	68.67
	Borrowings	—	—	—	—	—	—	—	—	—
	Subtotal	66,396,669	5.49	68.77	61,156,697	4.47	67.29	56,970,295	3.98	68.67
No Cost Type	Property Trust	28,964,111	—	30.00	28,880,687	—	31.78	25,175,085	—	30.35
	Special Reserve	37,640	—	0.04	38,503	—	0.04	39,262	—	0.05
	Other	1,152,221	—	1.19	803,399	—	0.88	772,672	—	0.93
	Subtotal	30,153,972	—	31.23	29,722,589	—	32.71	25,987,019	—	31.33
Total		96,550,641	—	100.00	90,879,286	—	100.00	82,957,314	—	100.00

Note) Average balance = average of daily balances

Source: Q1 2026 Business Report of the Wholly-Owning Parent Company

The quantitative easing measures implemented by central banks worldwide following the COVID-19 pandemic, together with the sharp escalation in commodity prices resulting from the Russia-Ukraine war and tensions involving the United States and Iran, have significantly intensified global inflationary pressures. Accordingly, major countries maintained a stance of aggressive base interest rate increases from 2022; however, a shift in monetary policy commenced with the implementation of a significant rate cut at the September 2024 FOMC meeting. Thereafter, the Federal Reserve continued a gradual reduction of interest rates through the end of 2024; however, commencing in January 2025 and continuing through July 2025, the Federal Reserve has maintained a consecutive holding pattern, thereby pursuing a prudent policy approach, and has emphasized the necessity of maintaining a moderately restrictive monetary policy stance given that inflation remains above the target level. At the September and October FOMC meetings, the Federal Reserve cut interest rates by 0.25 percentage points each, as anticipated by the market, and at the December FOMC meeting, the Federal Reserve cut interest rates by 0.25 percentage points. An additional rate cut caused rates to reach their the lowest levels since 2022. At the January 2026 FOMC meeting, the base rate was held steady, reflecting the stance that the pace of monetary policy easing would be adjusted while monitoring future economic indicators and inflation trends. At the March and April 2026 FOMC meetings, the base rate was held steady yet again, as it was judged that while the impact of developments in the Middle East on the U.S. economy remained uncertain, the resulting rise in oil prices could add to inflationary pressures. Accordingly, as of the filing date of this Securities Registration Statement, the U.S. base interest rate is 3.50% ~ 3.75%.

In the case of Korea, at the January 2026 Monetary Policy Board meeting, the base interest rate was frozen once again, and in the Monetary Policy Direction Statement, the language relating to rate cuts was removed, with the Board announcing that it would “support the recovery of growth while closely monitoring changes in domestic and international policy conditions, resulting trends in inflation, and financial stability conditions when making its decisions.” In February 2026, at the Monetary Policy Board meeting, the Bank of Korea raised its growth forecast for 2026 from 1.8% to 2.0% to reflect stronger-than-expected export performance, particularly in semiconductors, and decided to maintain the base rate at 2.50% for the sixth consecutive meeting. Subsequently, in April 2026, the Monetary Policy Board also decided to maintain the base rate at 2.50%, marking the seventh consecutive hold. In the face of rising upward inflationary pressures and downward growth pressures stemming from escalating geopolitical risks in the Middle East, and amid heightened volatility in the financial and foreign exchange markets, the Monetary Policy Board indicated that it is necessary to monitor the evolution of related uncertainties rather than to adopt preemptive policy responses. Accordingly, it was deemed necessary to continuously monitor interest rate fluctuations resulting from changes in exchange rates and economic conditions going forward. As a result, as of the day immediately preceding the filing date of this Securities Registration Statement, the base interest rate in Korea stands at 2.50%.

However, market interest rates may continue to experience heightened volatility due to various factors including domestic and international economic trends, geopolitical risks, and policy uncertainties. Woori Bank relies on deposits (both in KRW and foreign currencies) for a substantial portion of its funding, with additional funding procured through borrowings and debentures, which may adversely affect funding costs and profitability in the event of interest rate fluctuations.

E. Ability to Satisfy Capital Adequacy Requirements under the Basel III Framework

In order to enhance its ability to respond to risks, the Group introduced Basel III in December 2013 and strengthened its capital management. As a result, the Group maintains capital ratios at levels exceeding those required by the financial authorities and is issuing capital securities (including qualifying contingent capital securities) that comply with the new capital regulatory standards. However, the possibility cannot be ruled out that capital ratios may fall below the regulatory requirements in the future due to a decrease in shareholders’ equity resulting from increased credit loss expenses as the asset quality of corporate loans deteriorates following a deterioration in the financial soundness of domestic companies caused by domestic and global economic downturns. Meanwhile, as of March 31, 2026, the Wholly-Owning Company conducted an asset revaluation of its property and equipment. However, such revaluation is an accounting effect that does not involve any cash inflow, and capital ratios may be affected by future changes in asset values and market conditions. Therefore, investors should continuously monitor the capital adequacy of the Wholly-Owning Company.

Recent global regulatory trends have focused on strengthening oversight of systemically important banks, addressing macroprudential issues, enhancing crisis management, recovery and resolution procedures, and improving corporate governance, while inducing advanced economies to elevate the level of bank supervision commensurate with the scale of operations, activities, and the complexity of attendant risks. In Korea, there are also efforts are to enhance the level of supervision.

As of the end of 2025, the Wholly-Owning Parent Company’s BIS Total Equity Ratio stands at 16.12%, its Tier 1 Capital Ratio at 14.83%, and its Common Equity Tier 1 (CET1) Capital Ratio is at 12.89%, thereby satisfying the regulatory requirements established by the Financial Supervisory Authority (Total Equity Ratio of 12.5%, Tier 1 Capital Ratio of 10.5%, and CET1 Capital Ratio of 9.0%), including the capital conservation buffer (2.5%), D-SIB buffer (1.0%), and the countercyclical capital buffer (1.0%). In Q1 2026, the BIS Total Equity Ratio was 16.63%, showing a slight increase.

[Wholly-Owning Parent Company BIS Equity Capital Ratio]

(Unit: KRW 1 billion, %)

Classification	Q1 2026	2024	2023	2022	2021
BIS Equity Capital (A)	40,082	37,800	36,928	34,756	31,404
Risk-Weighted Assets (B)	241,059	234,542	235,100	219,792	205,307
BIS Capital Adequacy Ratio (A/B)	16.63	16.12	15.71	15.81	15.30

Note 1) BIS (Bank for International Settlements) capital adequacy ratio

  = Equity capital / risk-weighted assets × 100

Note 2) Calculated based on K-IFRS consolidated financial statements and BASEL III standards (approval for phased application of the internal ratings-based approach in 2021)

Source: Q1 2026 Business Report of the Wholly-Owning Parent Company and annual reports for each fiscal year

[Wholly-Owning Parent Company Capital Adequacy (Total Capital, Tier 1 Capital, and Common Equity Tier 1 Capital Ratios)]

(Unit: KRW 1 billion, %)

Classification	End of December 2025 (A)	Article 43 Standards (B)	Capital Adequacy Ratio (C=A-B)	Capital Adequacy (D = C × risk- weighted assets)
Total Equity Ratio	16.12%	4.00%	12.12%	28,426.5
Tier 1 Capital Ratio	14.83%	3.00%	11.83%	27,746.3
Common Equity Capital Ratio	12.89%	2.30%	10.59%	24,838.0

Source: 2025 Business Report of the Wholly-Owning Parent Company

Meanwhile, as of March 31, 2026, the Wholly-Owning Company conducted an asset revaluation of its property and equipment. As a result of the asset revaluation disclosed on April 24, 2026, the revalued amount of the subject land increased by approximately 138% compared to the existing book value, and the revaluation surplus represents an amount equivalent to 0.4% of the total assets of the Wholly-Owning Parent Company. As a result of this revaluation, capital adequacy indicators including the Common Equity Tier 1 (CET1) ratio, are expected to improve upon reflection in future financial statements. The details of the disclosures for the relevant tangible assets are as follows:

Asset Revaluation Results (Voluntary Disclosure)

1. Objects of Revaluation	Land
2. Subjects of Revaluation	317 parcels including 203, Hoehyeon-dong 1-ga, Jung-gu, Seoul and others
3. Revaluation Record Date	Mar. 31, 2026
4. Details of Revaluation (Unit: KRW)	Objects of Revaluation	Book Value	Revaluation Amount	Revaluation Difference
	Land	1,779,909,306,318	4,248,414,441,473	2,468,505,135,155
Total		1,779,909,306,318	4,248,414,441,473	2,468,505,135,155
Total assets		612,584,818,270,339
Percentage of Total Assets (%)		0.40
Large-scale corporate entity		Applicable
5. Details of Expected Accounting

1. Increase in assets (land): KRW 24.685 trillion

2. Increase in liabilities (deferred corporate tax liabilities arising from revaluation): KRW 676.6 billion

3. Increase in capital (including revaluation surplus,* etc.): KRW 1.7919 trillion

* Revaluation surplus (other comprehensive income) KRW 1.7965 trillion

6. Evaluating Agency	Mirae & Saehan Appraisal Co., Ltd.
7. Date of Decision (Confirmation)	April 24, 2026
8. Other Material Matters Related to Investment Decisions

1. Purpose of Asset Revaluation

•

Reflect the actual value of assets and improve financial structure in accordance with K-IFRS (Korean Adoption of International Financial Reporting Standards)

2. The book value referred to in paragraph 4 above is based on the consolidated financial statements as of March 31, 2026.

3. The total assets referred to in paragraph 4 above are based on the consolidated financial statements as of March 31, 2026.

4. The total assets set forth in paragraph 4 above and the expected accounting described in paragraph 5 above are subject to change based on the results of the external audit.

5. The date of decision (confirmation) set forth in paragraph 7 above shall be the date of reporting to the Board of Directors.

6. Revaluation surplus (other comprehensive income) recognized as a result of asset revaluation is not included in distributable profits under the Commercial Act.

	ø Related Disclosures	—

However, the increase in capital resulting from asset revaluation constitutes an accounting adjustment that does not entail actual cash inflow and differs in nature from profit generation through operating activities, and may not be directly linked to distributable profits or immediately available capital resources. Furthermore, as this revaluation reflects fair value at a specific point in time, it is characterized by the fact that an equivalent capital increase effect is unlikely to recur. As such, investors need to comprehensively consider factors such as the nature and sustainability of the effects of asset revaluation.

Furthermore, there is a possibility that the capital adequacy ratio may not be satisfied due to negative factors affecting asset soundness and capital adequacy, including but not limited to: increases in risky assets resulting from deteriorating business conditions caused by domestic and international economic downturns; increases in losses; increases in costs associated with the disposal of problematic loans; declines in the value of securities; increases in foreign exchange rates; changes in minimum capital adequacy ratio requirements resulting from the strengthening of capital adequacy regulations; changes in ratio calculation methodologies; changes in Basel Committee standards; and other such factors. Therefore, investors should continuously monitor the capital adequacy of the Wholly-Owning Parent Company.

Meanwhile, since the introduction of capital conservation buffer regulations in January 2016, the Financial Services Commission has established the legal basis for designating domestic systemically important banks and bank holding companies (D-SIBs) and imposing additional capital requirements through amendments to the Supervisory Regulations on Banking Business and the Supervisory Regulations on Financial Holding Companies, and has been annually designating D-SIBs following systemic importance assessments. The results of the D-SIB financial institution designations for 2024, 2025, and 2026, as announced on July 5, 2023, July 10, 2024, and July 23, 2025, respectively, also confirmed the selection of the same five banks (Woori Bank, Kookmin Bank, Shinhan Bank, Hana Bank, and Nonghyup Bank) and five bank holding companies (Woori Finance Holdings, KB Financial Group, Shinhan Financial Group, Hana Financial Group, and Nonghyup Financial Group). The ten banks and bank holding companies designated as D-SIBs are subject to an additional capital buffer requirement of 1% during 2026; however, as the D-SIB designation results remain unchanged from the previous year, no material additional capital accumulation burden is anticipated.

[BIS Capital Regulation by the Authorities]

(Unit: %)

Classification	2016	2017	2018	2019	2020	2021	2022	2023	Prior to May 1, 2024	After May 1, 2024
Minimum Common Equity Tier 1 (CET1) capital ratio	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
+) Capital conservation buffer	0.625	1.25	1.875	2.5	2.5	2.5	2.5	2.5	2.5	2.5
+) D-SIB banks	0.25	0.5	0.75	1.0	1.0	1.0	1.0	1.0	1.0	1.0
+) Countercyclical capital buffer	0	0	0	0	0	0	0	0	0	1.0
Minimum regulatory Tier 1 capital	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0
Minimum regulatory total equity ratio	8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0
Minimum capital requirement for D-SIBs
Common Equity Tier 1 Ratio	5.375	6.25	7.125	8.0	8.0	8.0	8.0	8.0	8.0	9.0
Tier 1 Capital Ratio	6.875	7.75	8.625	9.5	9.5	9.5	9.5	9.5	9.5	10.5
Total Equity Ratio	8.875	9.75	10.625	11.5	11.5	11.5	11.5	11.5	11.5	12.5

Note 1) Countercyclical capital buffer: A buffer that may be imposed up to a maximum of 2.5% during periods of credit expansion (Staring from May 1, 2024, a 1% countercyclical capital buffer applied)

Note 2) Stress capital buffer: An additional capital requirement imposed depending on the results of stress tests (implementation deferred, with a maximum level of 2.5%).

Note 3) In the event of future changes related to the countercyclical capital buffer, stress capital buffer, or the re-designation of D-SIBs, the above ratios may be subject to change. (Source: Financial Services Commission, Press Release (July 5, 2023) including reorganized press release materials)

Woori Bank, a wholly-owned subsidiary of the Wholly-Owning Parent Company, is endeavoring to maintain capital adequacy by increasing retained earnings, issuing contingent convertible bonds, and managing risks in order to comply with not only the existing BIS capital ratio requirements, but also the D-SIB capital ratio requirements (total equity ratio of 12.5%, Tier 1 ratio of 10.5%, and CET 1 ratio of 9.0%). However, despite these efforts, there remains a risk that the capital adequacy of the Wholly-Owning Parent Company may fall below the government’s regulatory capital ratio in the future due to a potential deterioration in the financial stability of Korean companies, which could lead to a decline in the soundness of corporate credit and a consequent reduction in equity capital resulting from increased bad debt expense burdens. Investors are advised to take note of this risk.

F. Risks Relating to the Deterioration in the Profitability of Wholly-Owned Subsidiaries, Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.

The life insurance affiliates of the Wholly-Owning Company consist of the wholly-owned subsidiary and ABL Life Insurance Co., Ltd. The Board of Directors resolved on August 28, 2024 to acquire shares of each company, and the incorporation of such companies as subsidiaries was approved at a regular meeting of the Financial Services Commission in May 2025. On July 1, 2025, the Company completed the payment of the remaining acquisition consideration and finalized the incorporation of such companies as subsidiaries. As a result, the Company entered the life insurance business as a new line of business. The wholly-owned subsidiary recorded cumulative consolidated net income for Q1 2026 of KRW 25 billion, and its solvency ratio (K-ICS) was 189.6% as of Q1 2026. In addition, ABL Life Insurance Co., Ltd.’s cumulative consolidated net income as of Q1 2026 was KRW 29.7 billion, and its solvency ratio (K-ICS) as of Q1 2026 was 164.11%. Although the solvency ratios of the wholly-owned subsidiary and ABL Life Insurance Co., Ltd. currently exceed the regulatory requirements, the possibility cannot be ruled out that such solvency ratios may decline due to future changes in the domestic market. Investors are advised to take note of the business, investment and operational risks that may arise as a result of declines in such solvency ratios.

Furthermore, in August 2024, the board of directors of the Wholly-Owning Parent Company approved the acquisition of shares of the Wholly-Owned Subsidiary and ABL Life Insurance. In January 2025, the Wholly-Owning Parent Company applied to the financial authorities for approval of the insurance company acquisition and received approval for the inclusion of the subsidiaries at the regular meeting of the Financial Services Commission in May 2025. For further details, please refer to the press release issued by the Financial Services Commission on May 2, 2025 (Financial Services Commission Press Release: “Approval of the Incorporation of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. as Subsidiaries of Woori Finance Holdings” (May 2, 2025)). On July 1, 2025, the payment of the remaining acquisition consideration was completed and the companies were incorporated as subsidiaries (acquisition of a 75.34% stake in the fully owned subsidiary and a 100% stake in ABL Life Insurance). As a result, the Wholly-Owning Parent Company entered the life insurance business as a new line of business.

[Decision to Acquire Shares and Subscription Certificates of Other Corporations (Disclosed on August 28, 2024)]

Issuing Company	Company Name	Tongyang Life Insurance (TONGYANG LIFE INSURANCE CO., LTD.)
	Nationality	Republic of Korea (Republic of Korea)	Representative	Yi Moon-gu
	Capital (KRW)	806,792,925,000	Relationship with the Company	—
	Total Number of Shares Issued (shares)	161,358,585	Principal Business Activities	Life insurance business
2. Acquisition Details	Number of Shares Acquired (shares)		121,565,627
	Acquisition Price (KRW)		1,283,976,152,374
	Equity (KRW)		33,397,489,875,071
	As a Percentage of Equity (%)		3.84
	Large-scale corporate entity		Applicable
3. Number of Shares and Ownership Interest of the Owner after Acquisition	Number of Shares Owned (shares)		121,565,627
	Ownership Interest (%)		75.34
4. Acquisition Method			Cash purchase
5. Purpose of Acquisition			Enhancing the competitiveness of the comprehensive financial group (for purposes of acquiring management control)
6. Expected Date of Acquisition			—
7. Whether a Material Asset Acquisition Report Filing Is Required			No
Total Assets as of the End of the Most Recent Fiscal Year (KRW)		498,004,935,416,023	Acquisition Value/Total Assets (%)	0.26
8. Whether Reverse Listing Applies			No
• Plan to Increase Share Capital by Allocation to Third Parties within the Next 6 Months			Not applicable
9. Whether the Issuer (Another Corporation) Satisfies the Requirements for a Reverse Listing			No
10. Date of Board of Directors’ Resolution (Date of Decision)			August 28, 2024
• Attendance of Outside Director	Present (Name)		7
	Absent (Name)		0
• Attendance of Auditors (Audit Committee members who are not outside directors)			—
11. Whether Subject to Filing with the Fair Trade Commission			Not Applicable
12. Execution of Put Option and Other Contracts			No
• Contract Terms			—
13. Other Material Matters Related to Investment Decisions	(1) The Company resolved at the board meeting on August 28,
2024 to designate Tongyang Life Insurance Co., Ltd. as a
subsidiary of the Company.

(2) The shares to be acquired by the Company are common shares.

(3) The aforementioned “2. Acquisition Price” means the purchase price set forth in the share purchase agreement.

(4) The aforementioned “2. Equity” in the acquisition details and “Total Assets at the End of the Latest Fiscal Year Subject to Filing of Material Facts Report on Asset Acquisition” are the amounts in the consolidated financial statements of the Company as of the end of 2023.

(5) The aforementioned “6. Expected Date of Acquisition” has not yet been determined and will be confirmed at a later date in accordance with the progress of relevant procedures, including regulatory approvals from the competent authorities.

(6) The following “Summary Financial Status of the Issuer” is based on the consolidated financial statements of Tongyang Life Insurance Co., Ltd. for the current year (2023), the previous year (2022), and the year before the previous year (2021). From 2023, the Company has applied K-IFRS No. 1109 and No. 1117. The sales for the current year (2023) represent the aggregate of insurance operating revenue and investment operating revenue, whereas the sales for the previous year and the year before the previous year represent operating revenue.

(7) The aforementioned disclosure is made in lieu of a final disclosure with respect to the Korea Exchange’s response dated June 27, 2024, titled “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., Lotte Insurance Co., Ltd., etc.,” the response dated June 27, 2024, titled “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., Lotte Insurance Co., Ltd., etc.,” and the response dated July 26, 2024, titled “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., ABL Life Insurance Co., Ltd., etc.,”

ø Related Disclosures

June 27, 2024 Request for Disclosure (Rumor or Report)

June 27, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

June 28, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

July 26, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

(Source: Financial Supervisory Service Electronic Disclosure System)

[Decision to Acquire Shares and Investment Securities of Other Corporations (Voluntary Disclosure) (Disclosed on August 28, 2024)]

Company	Company Name	ABL Life Insurance Co., Ltd. (ABL LIFE INSURANCE CO., LTD.)
	Nationality	Republic of Korea	Representative	Xie Zheqiang
	Capital (KRW)	15,533,680,000	Relationship with the Company	—
	Total Number of Shares Issued (shares)	3,106,736	Principal Business Activities	Life insurance business
2. Acquisition Details	Number of Shares Acquired (shares)	3,106,736
	Acquisition Price (KRW)	265,361,855,440
	Equity (KRW)	33,397,489,875,071
	As a Percentage of Equity (%)	0.79
	Large-scale corporate entity	Applicable
3. Number of Shares Held and Ownership Interest after Acquisition	Number of Shares Owned (shares)	3,106,736
	Ownership Interest (%)	100.00
4. Acquisition Method		Cash purchase
5. Purpose of Acquisition		Enhancing the competitiveness of the comprehensive financial group (for purposes of acquiring management control)
6. Expected Date of Acquisition		—
7. Date of Board of Directors’ Resolution (Date of Decision)		August 28, 2024
• Attendance of Outside Directors	Present (Name)	7
	Absent (Name)	0

• Attendance of Auditors (Audit Committee members who are not outside directors)	—
8. Execution of Put Option and Other Contracts	No
• Contract Terms	—
9. Other Material Matters Related to Investment Decisions

(1) At the board meeting on August 28, 2024, the Company resolved to designate ABL Life Insurance Co., Ltd. (“ABL Life Insurance”) as a subsidiary of the Company.

(2) The shares to be acquired by the Company are common shares.

(3) The aforementioned “2. Acquisition Price” means the purchase price set forth in the share purchase agreement.

(4) The aforementioned “2. Equity” in the acquisition details refers to the amount stated in the consolidated financial statements in the Company’s audit report as of the end of 2023.

(5) The aforementioned “6. Expected Date of Acquisition” has not yet been determined and will be confirmed at a later date in accordance with the progress of relevant procedures, including regulatory approvals from the competent authorities.

(6) The following “Summary Financial Status of the Issuer” is based on the consolidated financial statements of ABL Life Insurance Co., Ltd. for the current year (2023), the previous year (2022), and the year before the previous year (2021). From 2023, the Company has applied K-IFRS No. 1109 and No. 1117. Sales for the current year represent the aggregate of insurance operating revenue and investment operating revenue, whereas the sales for the previous year and the year before the previous year represent operating revenue.

(7) The aforementioned disclosure is made in lieu of a final disclosure with respect to the Korea Exchange’s response dated June 27, 2024, titled “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., Lotte Insurance Co., Ltd., etc.,” the response dated June 27, 2024, titled “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., Lotte Insurance Co., Ltd., etc.,” and the response dated July 26, 2024, titled “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., ABL Life Insurance Co., Ltd., etc.”

ø Related Disclosures

June 27, 2024 Request for Disclosure (Rumor or Report)

June 27, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

June 28, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

July 26, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

(Source: Financial Supervisory Service Electronic Disclosure System)

[Designation of Subsidiary by Holding Company (Disclosure dated July 1, 2025)]

1. Subsidiary Details	A. Company Name		Tongyang Life Insurance (TONGYANG Life Insurance Co., Ltd.)
	B. Representative		Dae-kyu Seong
	C. Principal Business Activities		Life insurance business
	D. Summary Financial Information for the Most Recent Fiscal Year (KRW million)	Total Assets	34,547,212
		Total Liabilities	32,580,517
		Total Equity	1,966,695
		Capital	806,793
2. Ownership Interest in Subsidiaries	Prior to Designation	Owned Shares (shares)	—
		Ownership Interest (%)	—
	After Designation	Owned Shares (shares)	121,565,627
		Ownership Interest (%)	75.34
3. Proportion of Equity Value to Total Assets	Prior to Designation	Equity Value (KRW million)	—
		Total Assets Ratio (%)	—
	After Designation	Equity Value (KRW million)	1,283,976
		Total Assets Ratio (%)	4.9
4. Total Number of Subsidiaries	Prior to Designation (Company)		14
	After Designation (Company)		16
5. Reasons for Designation			Acquisition of Equity Interest
6. Date of Designation			July 1, 2025
7. Date of Board of Directors’ Resolution (Date of Decision)			August 28, 2024
• Attendance of Outside Directors		Present (Name)	7
		Absent (Name)	0
• Attendance of Auditors (Audit Committee members who are not outside directors)			—
8. Other Material Matters Related to Investment Decisions

•

The aforementioned “1. Subsidiary Details / B. Representative Director” is the newly appointed representative director elected at the general meeting of shareholders and the board meeting of the Company on July 1, 2025 (the closing date).

•

The aforementioned “1. Subsidiary Details / D. Summary of Financial Information for the Most Recent Fiscal Year (KRW million)” is based on the consolidated financial statements for fiscal year 2024.

•

The aforementioned “3. Proportion of Equity Value to Total Assets / After Designation” is based on the total assets in the Company’s standalone financial statements as of the end of 2024, and the equity value after designation represents the acquisition price stipulated in the share purchase agreement.

•

The aforementioned “4. Total Number of Subsidiaries / After Designation (Company)” represents the total number of subsidiaries reflecting Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd., which are being designated as subsidiaries of the Company as of the date of this disclosure.

•

The aforementioned “6. Date of Designation” refers to the closing date (date of transfer of share ownership) under the share purchase agreement.

			ø Related Disclosures	August 28, 2024 Resolution on Acquisition of Shares and Investment Securities of Other Corporations

(Source: Financial Supervisory Service Electronic Disclosure System)

[Designation of Subsidiary by Holding Company (Disclosure dated July 1, 2025)]

1. Subsidiary Details	A. Company Name		ABL Life Insurance Co., Ltd.
	B. Representative		Kwak Hee-pil
	C. Principal Business Activities		Life insurance business
	D. Recent Fiscal Year	Total Assets	18,764,350
		Total Liabilities	18,068,077
	Summary Financial Information for the Most Recent Fiscal Year (KRW million)	Total Equity	696,273
		Capital	15,534
2. Ownership Interest in Subsidiaries	Prior to Designation	Owned Shares (shares)	—
		Ownership Interest (%)	—
	After Designation	Owned Shares (shares)	3,106,736
		Ownership Interest (%)	100.0
3. Proportion of Equity Value to Total Assets	Prior to Designation	Equity Value (KRW million)	—
		Total Assets Ratio (%)	—
	After Designation	Equity Value (KRW million)	265,362
		Total Assets Ratio (%)	1.0
4. Total Number of Subsidiaries	Prior to Designation (Company)		14
	After Designation (Company)		16
5. Reasons for Designation			Acquisition of Equity Interest
6. Date of Designation			July 1, 2025
7. Date of Board of Directors’ Resolution (Date of Decision)			August 28, 2024
• Attendance of Outside Directors		Present (Name)	7
		Absent (Name)	0
• Attendance of Auditors (Audit Committee members who are not outside directors)			—
8. Other Material Matters Related to Investment Decisions

•

The aforementioned “1. Subsidiary Details / B. Representative Director” is the newly appointed representative director elected at the general meeting of shareholders and the board meeting of the Company on July 1, 2025 (the closing date).

•

The aforementioned “1. Subsidiary Details / D. Summary of Financial Information for the Most Recent Fiscal Year (KRW million)” is based on the consolidated financial statements for fiscal year 2024.

•

The aforementioned “3. Proportion of Equity Value to Total Assets / After Designation” is based on the total assets in the Company’s standalone financial statements as of the end of 2024, and the equity value after designation represents the acquisition price stipulated in the share purchase agreement.

•

The aforementioned “4. Total Number of Subsidiaries / After Designation (Company)” represents the total number of subsidiaries reflecting Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd., which are being designated as subsidiaries of the Company as of the date of this disclosure.

•

The aforementioned “6. Date of Designation” refers to the closing date (date of transfer of share ownership) under the share purchase agreement.

			ø Related Disclosures	August 28, 2024 Resolution on Acquisition of Shares and Investment Securities in Other Corporations (Voluntary Disclosure)

(Source: Financial Supervisory Service Electronic Disclosure System)

[Wholly-Owned Subsidiary Tongyang Life Insurance Co., Ltd.]

The wholly-owned subsidiary is primarily engaged in the life insurance business, providing protection-type products such as pure endowments, accidental death insurance, mixed endowments, and group insurance, as well as savings-type products such as retirement pension plans. The cumulative consolidated net income for the first quarter of 2026 was KRW 25 billion, and the solvency ratio (K-ICS) as of the first quarter of 2026 was 189.6%. The total premium income as of the first quarter of 2026 was KRW 1,237 billion, of which death insurance accounted for KRW 813.2 billion (65.7%), mixed life and death insurance accounted for KRW 52.7 billion (4.3%), survival insurance accounted for KRW 223.7 billion (18.1%), and retirement pensions, retirement insurance.

[Details of Earned Premiums by Insurance Line for Wholly-Owned Subsidiary]

(Unit: KRW million)

Classification	Distribution Channel	FY2025		FY2025		FY2024
		Amount	Ratio	Amount	Ratio	Amount	Ratio
Life Insurance	Pure endowment	223,740	18.1%	486,924	10.1%	702,016	14.8%
	Accidental death	813,215	65.7%	3,174,438	65.9%	2,822,900	59.4%
	Mixed endowment	52,678	4.3%	246,990	5.1%	326,447	6.9%
	Group	62	0.0%		0.0%	506	0.0%
	Separate accounts	147,347	11.9%	905,782	18.9%	897,682	18.9%
Total		1,237,042	100.0%	4,814,448	100.0%	4,749,551	100.0%

Note 1) Based on the Financial Supervisory Service business report

Note 2) Separate accounts consist of principal and interest guaranteed types (pension savings, principal and interest guaranteed retirement pensions, retirement insurance) and performance-based types (variable insurance, performance-based retirement pensions).

Source: Q1 2026 Business Report of the Wholly-Owned Subsidiary

In terms of asset management, an investment return of approximately 3.4% was achieved through stable operations in preparation for future insurance claims and interest payments, and the return on assets (ROA) and return on equity (ROE) on a non-consolidated basis stood at 0.2% and 3.7%, respectively, demonstrating sound profitability.

[Breakdown of the Wholly-Owned Subsidiary’s Invested Assets by Asset Type]

									(Unit: KRW million)
Classification			Q1 FY2026			FY2025			FY2024
			Average Balance	Profit Margin	Percentage	Average Balance	Profit Margin	Percentage	Average Balance	Profit Margin	Percentage
Operational Assets	Cash and deposits		778,609	3.6%	2.3%	853,584	1.6%	2.5%	1,239,080	1.5%	3.8%
	Marketable securities	Shares	141,514	53.3%	0.4%	176,948	(29.3)%	0.5%	268,362	3.5%	0.8%
		Bonds	15,631,918	3.0%	46.7%	16,112,358	3.4%	47.8%	15,790,764	3.7%	48.5%
		Beneficiary Certificates	2,490,003	4.4%	7.4%	2,831,308	3.0%	8.4%	2,642,172	5.3%	8.1%
		Marketable securities denominated in foreign currency	7,360,392	3.1%	22.0%	5,917,593	3.5%	17.6%	4,401,342	1.5%	13.5%
		Other marketable securities	961,113	1.8%	2.9%	931,238	3.9%	2.8%	922,228	6.4%	2.8%
	Loan receivables	Consumer loan receivables	353,264	5.4%	1.1%	294,833	5.5%	0.9%	256,264	4.4%	0.8%
		Corporate loan receivables	4,208,169	4.6%	12.6%	5,049,138	5.0%	15.0%	5,870,831	4.9%	18.0%
	Real estate		343,021	5.4%	1.0%	337,894	6.0%	1.0%	342,475	5.1%	1.1%
Total assets under management			32,268,003	3.6%	96.4%	32,504,893	3.4%	96.4%	31,733,518	3.8%	97.4%
Assets not under management			1,189,322	—	3.6%	1,213,003	—	3.6%	825,779	—	2.5%
Total			33,457,326	3.5%	100.0%	33,717,896	3.3%	100.0%	32,559,298	3.7%	100.0%

Note 1) Average balance: Simple average of the beginning balance and ending balance for the fiscal year

Note 2) Based on non-consolidated financial statements.

Note 3) Based on the Financial Supervisory Service business report

Note 4) Excluding assets in performance-based dividend separate accounts

Note 5) Includes impairment losses on investments in subsidiaries through shares

Source: Q1 2026 Business Report of the Wholly-Owned Subsidiary

[ABL Life Insurance]

ABL Life Insurance Company is principally engaged in the life insurance business and conducts insurance operations as prescribed by the Insurance Business Act, as well as other activities permitted under applicable laws and regulations relating to the Insurance Business Act. As of December 31, 2025, cumulative consolidated net income for the year was KRW 33.7 billion, and the solvency ratio (K-ICS) was 171.56%.

As of the end of 2025, premium income for general accounts reached KRW 2.3304 trillion and premium income for separate accounts reached KRW 312.8 billion, with total premium income for general accounts and separate accounts combined amounting to KRW 2.6432 trillion.

[Details of Earned Premiums by Insurance Line]

(Unit: KRW million, %)

Classification	73rd Term		72nd Term		71st Term
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Pure endowment	93,880	10.3	362,446	13.7	250,000	9.4
Accidental death	264,481	28.9	964,688	36.5	862,590	32.3
Mixed endowment	492,086	53.8	1,003,226	38.0	1,165,550	43.7
Group	2	0.0	10	0.0	1,577	0.1
Separate Accounts	64,209	7.0	312,791	11.8	388,886	14.6
Total	914,658	100.0	2,643,162	100.0	2,668,604	100.0

Note 1) Based on the Financial Supervisory Service business report

Note 2) Separate accounts consist of principal and interest guaranteed types (pension savings, asset-linked, retirement insurance) and performance-based types (variable insurance).

Source: ABL Life Insurance Q1 2026 Business Report

Additionally, the return on assets under management on a non-consolidated basis was KRW 219.7 billion, yielding a rate of return of approximately 5.45%.

[Current Status of ABL Life Insurance Asset Management]

(Unit: KRW million, %)

Classification		74th Term, Q1		73rd Term		72nd Term
		Amount	Ratio	Amount	Ratio	Amount	Ratio
Loans	Ending balance	1,422,477	8.79	1,414,359	8.71	1,412,711	8.86
	Investment income	22,532	10.25	68,771	10.03	66,737	8.78
Marketable securities	Ending balance	14,297,653	88.37	14,563,369	89.72	14,299,067	89.64
	Investment income	195,131	88.80	614,100	89.61	689,119	90.67
Cash Deposits	Ending balance	78,273	0.48	87,535	0.54	67,204	0.42
	Investment income	1,664	0.76	2,288	0.33	3,727	0.49
Other	Ending balance	380,328	2.35	166,903	1.03	172,171	1.08
	Investment income	403	0.18	168	0.02	434	0.06
Total	Ending balance	16,178,731	100.00	16,232,166	100.00	15,951,153	100.00
	Investment income	219,731	100.00	685,328	100.00	760,017	100.00

Note 1) Based on non-consolidated financial statements.

Note 2) Based on the Financial Supervisory Service business report

Note 3) Excluding assets in performance-based dividend separate accounts

Source: ABL Life Insurance Q1 2026 Business Report

According to the Insurance Research Institute’s life insurance outlook, total life insurance premium income is projected to reach KRW 125.3 trillion in 2026, representing a 0.3% increase year-on-year. Although the market dominance of the health insurance portfolio is expected to continue to expand, low growth is anticipated due to the projected negative growth in savings-type insurance and variable insurance.

Protection-type insurance is projected to grow by 3.3%, driven by the expansion of disease, health, and nursing care insurance, as well as increased inflows of renewal premiums, despite a contraction in new demand for whole life insurance. Furthermore, following the implementation of IFRS 17, efforts to expand protection insurance within the life insurance industry are expected to continue as competition intensifies to secure Contractual Service Margins (CSM).

Risk-Based Capital (RBC) ratios, which were disclosed on an optional basis alongside the existing adequacy system since April 2009, was fully implemented in April 2011, and since then, Korean insurance companies have been required to disclose it. Under the Insurance Business Act, insurance companies are required to maintain an RBC ratio of 100% or above, and the Financial Supervisory Service recommends maintaining a ratio above 150%.

The RBC ratio is calculated by measuring the required capital (solvency margin requirement) encompassing insurance risk, interest rate risk, asset management risk, and other risks, and comparing the actual capital held (available solvency margin) against such required capital. Furthermore, unlike the previous solvency margin requirement that reflected only insurance risks by simplifying premiums, insurance claims, and policy reserves at a fixed ratio, the RBC ratio is an indicator that encompasses the capacity to absorb losses against various risks including interest rate risks, credit risks, and market risks.

Beginning in 2023, following the adoption of the new accounting standard (IFRS 17), a new solvency framework based on the supervisory regime under the Korean Insurance Capital Standard (K-ICS) was adopted. The most significant differences between the existing Risk-Based Capital (RBC) regime and the newly introduced Korean Insurance Capital Standard (K-ICS) are: (1) the full fair value assessment of available capital, and (2) the application of a scenario-based approach for required capital, rather than the risk factor methodology that applies risk coefficients to exposures. This enables insurers to manage their risks with greater sophistication. Accordingly, based on the calculation of the solvency ratio (K-ICS), as of Q1 2026 the solvency ratio of the wholly-owned subsidiary stands at 189.6%, and the solvency ratio of ABL Life Insurance stands at 168.17%.

[Wholly-Owned Subsidiary’s Solvency Ratio Trends]

(Unit: KRW million, %)

Classification	FY2026, Q1	FY2025	FY2024
Solvency Ratio (A/B)	189.6	179.8	155.5
Available Capital (A)	4,345,726	4,059,496	3,875,304
Required Capital (B)	2,292,632	2,257,298	2,491,824

Note 1) Calculated using the K-ICS method

Note 2) Solvency ratio = Solvency margin / Solvency capital requirement × 100

Source: Q1 2026 Business Report of the Wholly-Owned Subsidiary

[ABL Life Insurance Solvency Ratio Trends]

(Unit: KRW million, %)

Classification	74th Term, Q1	73rd Term	72nd Term
Available Capital (A)	2,122,352	2,014,554	1,670,125
Required Capital (B)	1,293,262	1,174,259	1,086,759
Solvency Ratio (A/B)	164.11	171.56	153.68

Note 1) Calculated using the K-ICS methodology from 2023

Note 2) Solvency ratio = Solvency margin / Solvency capital requirement × 100

Source: ABL Life Insurance Q1 2026 Business Report

The Financial Supervisory Service imposes measures in relation to the solvency ratio as follows: if the solvency ratio falls below 100%, a management improvement recommendation; if it falls below 50%, a management improvement requirement; and if it falls below 0%, a management improvement order. However, in relation to this system, the Financial Supervisory Service recommends maintaining a ratio exceeding 130%.

Should the financial authorities introduce additional measures to strengthen prudential regulations, or should there occur a decrease in capital (accumulated other comprehensive income) resulting from interest rate volatility, a decrease in capital (net income for the period and retained earnings) due to reduced operating returns, or an increase in unexpected risk amounts (insurance, interest rate, credit, market, and operational risks), the capital adequacy of the Wholly-Owned Subsidiary may be subject to further deterioration. Investors should note that if the solvency ratio of the Wholly-Owned Subsidiary and ABL Life Insurance falls below 100% as a result, they may be subject to a management improvement recommendation from the financial authorities pursuant to the Regulations on Supervision of the Insurance Business.

G. Risks Relating to the Profitability of the Credit Card Subsidiary

As of Q1 2026, Woori Card Co., Ltd. accounted for approximately 6.45% (KRW 44.9 billion) of the Wholly-Owning Parent Company’s consolidated net income (KRW 639.4 billion). Woori Card exceeds the management guidance ratio under the supervisory regulations of the Specialized Credit Financial Business Act (SCFBA) and maintains financial soundness in a stable manner despite economic fluctuations. However, investors are advised to take note that the regulatory environment surrounding the credit card industry is rapidly changing, including changes in leverage regulation, reductions in card merchant fees, and stricter DSR standards for credit card companies. Following the credit card crisis in 2003 and the extensive restructuring that followed, the domestic credit card industry has entered a mature stage, and competition across the industry continues. In addition, given the stagnation in household income growth and the continuing increase in household debt, the possibility of a rise in delinquency rates, particularly with respect to credit card assets, remains. Additionally, in March 2025, an administrative fine of approximately KRW 13.4 billion was imposed by the Personal Information Protection Commission for violations of the Personal Information Protection Act. Investors should note that, if the operating profitability of Woori Card Co., Ltd. deteriorates as a result of these factors, such deterioration may adversely affect the financial condition of the Wholly-Owning Parent Company on a consolidated basis.

As of Q1 2026, Woori Card Co., Ltd. accounted for approximately 6.45% (KRW 44.9 billion) of the Wholly-Owning Parent Company’s consolidated net income of KRW 639.4 billion. In 2025, despite rising funding and credit loss costs driven by external factors such as interest rate hikes, net income of KRW 151.1 billion (KRW 150.0 billion attributable to the wholly owning parent company on a consolidated basis) was achieved, fueled by increased operating revenue resulting from higher card usage and the expansion of financial assets. However, as a typical domestic demand-driven business, the credit card industry is highly susceptible to fluctuations in domestic consumer spending and overall macroeconomic conditions. The Korean credit card market has recently reached saturation, with quantitative growth slowing down, and from a regulatory perspective, traditional revenue sources for credit card companies are being constrained by measures including the expansion of the scope of small and medium-sized merchants, reductions in merchant fees, and aggregate lending restrictions.

Woori Card was spun off from Woori Bank in April 2013 to strengthen the credit card business capabilities within the Woori Financial Group and to enhance competitiveness in the non-bank sector. Woori Card engages in card related businesses such as card issuances, credit sales, short term card loans (cash advances), long term card loans (card loan), as well as the installment financing business and other ancillary businesses within the scope prescribed by relevant laws and regulations, including the Specialized Credit Financial Business Act (SCFBA).

The credit card industry is a typical domestic industry in which most demand is generated domestically and is characterized by sensitivity to economic fluctuations. In the first quarter of 2026, despite rising funding costs due to external factors, the company achieved a quarterly net income of KRW 44.6 billion (on a consolidated financial statement basis) on the back of increased operating revenue through increased card usage and the expansion of financial assets.

In terms of Woori Card’s key management indicators, its adjusted equity ratio is 17.5%, the liquidity ratio in Korean currency is 299.3%, and the overdue receivables ratio is 2.4%, which exceeds the management guidance ratios under the supervisory regulations of the Specialized Credit Financial Business Act (SCFBA) (adjusted equity ratio of 8% or higher, liquidity ratio in Korean currency of 100% or higher, and overdue receivables ratio of less than 10% for one month or more), thereby maintaining financial soundness in a stable manner. With respect to derivative product transactions, the company has entered into interest rate swap agreements (KRW 210,000 million as of March 2026) and currency swap agreements (KRW 1,389,439 million as of March 2026) for hedging purposes to avoid future cash flow fluctuations due to exchange rates and interest rates on borrowings or bonds.

In response to the ongoing uncertainties in the business environment in 2026, including a decline in asset quality and a slowdown in external growth, Woori Card continues to maintain a management system focused on substance through proactive risk management and cost efficiency. In addition, to enhance competitiveness in its core card business, the company seeks to strengthen its proprietary foundation by completing its proprietary product portfolio, migrating to proprietary cards, and reinforcing market dominance in the corporate card market. At the same time, it plans to foster future new growth revenue models by expanding non-interest income through digital process automation, entry into new global markets, and fee-based businesses. However, please consider the profitability and financial risks of the business given the rapidly changing environment surrounding the card industry, including changes in leverage regulation, reductions in card merchant fees, and the tightening of DSR standards for card companies, when making investment decisions.

[Woori Card’s Business Performance]

(Unit: KRW million)

Classification	Q1 2026	2025	2024	2023
Operating Profit	54,182	207,410	185,594	139,866
Net income	44,935	151,132	148,051	112,065

Source: Woori Card Q1 2026 Business Report and Business Reports for Each Fiscal Year

[Woori Card Operating Revenue by Segment]

(Unit: KRW million, %)

Classification	Q1 2026		2025		2024
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Credit sales revenue	154,337	24.9	650,943	28.7	652,483	28.4
Short-term card loan revenue	24,242	3.9	106,373	4.7	112,622	4.9
Long-term card loan revenue	137,616	22.2	545,365	24.0	470,663	20.5
Revenue from partial payment carryover agreements	17,831	2.9	71,130	3.1	76,089	3.3
Annual membership fee revenue	29,487	4.8	112,147	4.9	109,238	4.8
Other card revenue	35,090	5.7	122,858	5.4	111,249	4.9
Interest income Note)	33,373	5.4	121,969	5.4	140,065	6.1
Installment financing income	11,359	1.8	49,168	2.2	38,674	1.7
Lease revenue	16,098	2.6	62,381	2.7	63,254	2.8
Other income	159,175	25.8	429,185	18.9	519,402	22.6
Total	618,608	100.0	2,271,519	100.0	2,293,739	100.0

Note) Interest on deposits, interest on loans, etc.

Source: Woori Card Q1 2026 Business Report

[Woori Card Funding Performance]

(Unit: KRW million, %)

Classification	Procurement Categories	Q1 2026				2025			2024
		Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage
KRW funds	Call money	—	—	—	—	—	—	—	—	—
	Borrowings	1,185,000	2.86	6.79	1,079,000	2.90	6.55	2,302,000	3.48	13.63
	Bonds	10,210,000	3.38	58.50	8,838,000	3.62	53.63	8,088,200	3.71	47.90
	Other	1,555,532	—	8.91	1,725,488	—	10.47	1,954,606	—	11.57
	Subtotal	12,950,532	2.92	74.20	11,642,488	3.02	70.65	12,344,806	3.08	73.10
Foreign currency funds	Bonds	1,442,418	2.75	8.26	1,910,520	3.05	11.59	1,734,192	2.56	10.27
	Borrowings	145,386	5.55	0.83	97,619	7.14	0.59	74,215	8.54	0.44
	Other	8,488	—	0.05	8,555	—	0.05	11,467	—	0.07
	Subtotal	1,596,292	2.99	9.14	2,016,694	3.23	12.23	1,819,874	2.78	10.78
Other	Total Equity	2,906,454	—	16.66	2,819,323	—	17.12	2,721,822	—	16.12
Total		17,453,278	2.44	100	16,478,505	2.53	100.00	16,886,502	2.55	100.00

Note) Average balance = average of daily balances

Source: Woori Card Q1 2026 Business Report

[Woori Card Fund Management Performance]

(Unit: KRW million, %)

Classification	Management Items	Q1 2026			2025			2024
		Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage
KRW funds	Cash and deposits	510,666	2.51	2.93	556,963	2.50	3.38	642,205	2.99	3.80
	Call loans	—	—	—	—	—	—	—	—	—
	Marketable securities	95,708	2.11	0.55	94,044	2.71	0.57	85,313	3.41	0.51
	Loan receivables	15,790,512	14.66	90.47	14,808,321	15.87	89.87	15,293,638	14.05	90.57
	Subtotal	16,396,886	14.67	93.95	15,459,328	15.83	93.82	16,021,156	13.98	94.88
Foreign currency funds	Cash and deposits	22,618	10.01	0.13	22,691	12.13	0.14	8,954	6.57	0.05
	Loan receivables	230,337	13.19	1.32	177,769	13.88	1.08	171,649	16.41	1.02
	Other	2,477	—	0.01	1,424	—	0.01	3,540	—	0.02
	Subtotal	255,432	13.15	1.46	201,884	14.27	1.23	184,143	16.46	1.09
Other	Tangible/ intangible assets	234,926	—	1.35	231,279	—	1.40	226,604	—	1.34
	Other assets	566,034	—	3.24	586,014	—	3.55	454,599	—	2.69
	Subtotal	800,960	—	4.59	817,293	—	4.95	681,203	—	4.03
Total		17,453,278	13.97	100.00	16,478,505	15.02	100.00	16,886,502	13.44	100.00

Note 1) Average balance: Simple average of the beginning balance of the fiscal year and the balance at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

Source: Woori Card Q1 2026 Business Report

On December 23, 2021, the Financial Services Commission, the Financial Supervisory Service, and the Credit Finance Association of Korea announced a plan to reform card fees. Card company fees have been recalculated every three years since 2012 pursuant to Article 18-3 of the Specialized Credit Finance Business Act (Prohibition of Discrimination in Merchant Commission Rates, etc.) and Article 25-4 of the Regulation on Supervision of Specialized Credit Financial Business (Matters of Compliance in Calculating Merchant Commission Rates, etc.). Subsequently, in December 2024, the government announced that the recalculation cycle would be adjusted to six years, but eligible costs may be recalculated every three years in consideration of domestic and international economic conditions as well as the business and operating conditions of small merchants, self-employed business owners and credit card companies.

The key to the plan is to reduce the fees that petty merchants bear, and to improve the system for a sustainable fee structure. The merchant fee rate adjustment was differentiated according to annual sales levels, with approximately 40% of the total adjustment amount (KRW 300 billion) allocated to small affiliate merchants with annual sales of KRW 300 million or less, approximately 43% to small and medium-sized merchants with annual sales between KRW 300 million and KRW 1 billion, and approximately 17% to small and medium-sized merchants with annual sales between KRW 1 billion and KRW 3 billion, resulting in a reduction of 0.05 to 0.1 percentage points in the merchant fee rates for each annual sales bracket (based on credit card transactions). Considering the anticipated level of decline in payment segment revenues resulting from the reduction in merchant fee rates and the historical responsiveness demonstrated by credit card companies, profitability is expected to inevitably deteriorate following the reduction in merchant fee rates, but a gradual recovery thereafter is anticipated. However, such additional reductions in card fee rates and the expansion of preferential tiers may have an adverse effect on the revenue of credit card companies.

New preferential merchant fee rates have been applied to small and medium-sized credit card affiliate merchants since February 14, 2025. And as of August 14, 2025, 3.068 million small and medium-sized credit card merchants were subject to such preferential fee rates, representing 95.7% of all 3.205 million credit card affiliate merchants. Given that merchant fees account for approximately one-half of the operating revenue of credit card companies, a decline in the profitability of the credit card industry is considered unavoidable.

[Credit Card and Debit Card Preferential Fee Rates and Applicable Scope]

Annual Sales Band		Preferential Fee Rates (Credit)				Preferential Fee Rates (Debit)
		Previous	Amended	Reduction		Previous	Amended	Reduction
Micro-sized	Not more than KRW 300 million	0.50%	0.40%	Δ0.10	%p	0.25%	0.15%	Δ0.10	%p
Small and medium-sized	KRW 300 million ~ 500 million	1.10%	1.00%	Δ0.10	%p	0.85%	0.75%	Δ0.10	%p
	500M~1B	1.25%	1.15%	Δ0.10	%p	1.00%	0.90%	Δ0.10	%p
	KRW 1 billion ~ KRW 3 billion	1.50%	1.45%	Δ0.05	%p	1.25%	1.15%	Δ0.10	%p

Source: Financial Services Commission, Press Release August 13, 2025

Although the Korean credit card industry has grown rapidly due to government tax incentives, expansion of card payment usage, and the introduction of new products offering various value-added services, it entered a mature stage after undergoing intensive restructuring following the credit card crisis of 2003. Intensified industry competition in a limited market, contraction of private consumption due to sluggish economic growth, and reductions in affiliate merchant fee rates for small and medium-sized merchants may adversely affect the profitability of credit card companies.

In addition, in May 2024, an examination by the Financial Supervisory Service was conducted regarding a personal information leakage incident involving Woori Card, a wholly owned subsidiary of the Wholly-Owning Parent Company. In March 2025, the Personal Information Protection Commission imposed an administrative fine and corrective measures, including a corrective order and a public disclosure order, for violations involving the improper use of personal information. Investors should note that, if the operating profitability of Woori Card Co., Ltd. deteriorates as a result of these factors, such deterioration may adversely affect the financial condition of the Wholly-Owning Parent Company on a consolidated basis.

H. Risk Analysis of Capital Subsidiary Profitability

As of Q1 2026, Woori Financial Capital Co., Ltd. accounted for approximately 5.71% (KRW 39.8 billion) of the Wholly-Owning Parent Company’s consolidated net income, and the operating results of Woori Financial Capital Co., Ltd. may affect the profitability and dividend income of the Wholly-Owning Parent Company. The revenue structure of Woori Financial Capital Co., Ltd. is based on credit finance operations, comprising automobile financing and personal and general lending. Considering the industrial characteristics of specialized credit financial business, which is significantly affected by economic fluctuations, Woori Financial Capital must monitor trends in asset quality due to economic downturns. Woori Financial Capital maintains good asset quality centered on auto finance assets, but if economic recovery is delayed, the burden on soundness may increase, and investors are advised to exercise continued caution. In particular, as of the first quarter of 2026, new auto finance transactions accounted for approximately 60% of total loan originations, indicating a high degree of dependence on auto finance assets, which may render the company vulnerable to unexpected economic fluctuations or changes in the industry environment, so investors are advised to take note.

Woori Financial Capital was established in 1994 as Korea Installment Financing and changed its name to Daewoo Capital in 1999. Subsequently, the company was acquired by the Aju Corporation in 2005 and changed its name to Aju Capital in 2009; in 2017, following its acquisition by the WelltoSea Investment Purpose Company No. 3, the largest shareholder was changed to the Wholly-Owning Parent Company in December 2020. In August 2021, the Wholly-Owning Parent Company acquired the remaining interest (9.5%) in Woori Financial Capital through a comprehensive share exchange, thereby making Woori Financial Capital a wholly-owned subsidiary.

Woori Financial Capital established its market position within the capital sector based on its specialized expertise in the automobile finance sector that was accumulated over many years of operations. In its early years, the company focused on domestic new car finance but subsequently expanded the scope of its business by commencing used car financing operations in 2001 and imported car financing operations in 2004, launching personal credit facilities in 2006, and entering the long-term car rental business in 2014.

The consolidated net income of Woori Financial Capital as of the Q1 2026 amounted to KRW 39.8 billion, representing approximately 5.71% of the consolidated net income of the Wholly-Owning Parent Company. This accounts for the third-highest proportion after Woori Bank and Woori Card, and the performance of Woori Financial Capital may affect the profitability and dividend income of the Wholly-Owning Parent Company.

[Status of Business Performance]

(Unit: KRW million)

Classification	Q1 2026	2025	2024
Operating Revenue	481,249	1,902,695	1,758,973
Operating Expenses	430,952	1,705,682	1,572,432
Operating Profit	50,297	197,014	186,541
Income before corporate tax expenses	50,290	194,732	183,966
Net income	39,752	148,727	141,419

Note) Based on K-IFRS consolidated financial statements

Source: Woori Financial Capital Q1 2026 Business Report

Woori Financial Capital’s revenue generation base is broadly divided into automobile finance and non-automobile finance sectors. Automobile financing is a key business division and the purpose of the company’s establishment, and the automobile finance business is expanding its scope of business to include not only domestic new cars, but also imported cars and used cars based on accumulated know-how. Since 2007, the company has pursued the diversification of its business portfolio through non-automobile finance operations, including real estate project finance (PF) loans, personal credit facilities, and housing mortgage loan operations; however, given that its dependence on automobile finance remains high (as of Q1 2026, new originations in auto/commercial finance accounted for approximately 60% of total loan disbursements) and its business structure remains concentrated, Woori Financial Capital is susceptible to fluctuations in economic conditions and the automobile finance market.

[Asset Status by Division]

(Unit: KRW billion)

Sales Division	Q1 2026	2025	2024
Installment financing	19,423	19,052	17,534
Lease financing	37,953	37,736	37,962
Ordinary loans (auto loans, etc.)	52,013	52,042	52,717
New technology financing and investment financing	14,129	13,229	14,329
Total	123,518	122,059	122,542

Note) Based on K-IFRS consolidated financial statements

Source: Woori Financial Capital Q1 2026 Business Report

[Sales Status by Type]

(Unit: KRW hundred million)

Classification	Q1 2026	2025	2024
Auto financing	9,781	38,937	43,596
Commercial financing	4.982	21,227	16,404
Personal financing	920	4,644	9,675
Corporate financing and new business	1.369	2,542	1,614
Total	17,052	67,350	71,289

Note: Based on loan disbursement amounts

Source: Woori Financial Capital Q1 2025 Business Report

As of the end of Q1 2026, Woori Financial Capital’s percentage of receivables overdue for more than one month stood at 1.71%, demonstrating good asset quality centered on auto finance assets. There is uncertainty in terms of the path to growth due to forecasts of economic recovery, inflation and rising unemployment, increased interest repayment burden due to high interest rates, global supply disruptions, slowdown in China’s economic growth, and geopolitical risks such as the Russia-Ukraine war. Should the economy deteriorate further in the future, it may negatively affect the asset quality of Woori Financial Capital, and investors are advised to take note. In particular, as credit risks are differentiated by asset class, the personal finance and gig finance sectors are more susceptible to insolvency due to economic recession, unlike auto finance assets, which are relatively sound. Therefore, it is deemed necessary that investors continuously monitor asset quality indicators such as the proportion of normal credit to Woori Financial Capital’s asset composition.

<Woori Financial Capital’s Status of Delinquency for Assets Under Management>

(Unit: KRW million, %)

Classification		Q1 2026	2025	2024
Delinquency status	Principal of overdue claims	202,955	220,579	209,027
	Less than 1 month	3,474	3,632	8,555
	More than 1 month	199,481	216,947	200,472
	Overdue receivables ratio	1.74	1.91	1.81
	Less than 1 month	0.03	0.03	0.07
	More than 1 month	1.71	1.88	1.73

T K-IFRS Separate Standards Financial Assets

Source: Woori Financial Capital Q1 2025 Business Report

(1) Total financial assets

(Unit: KRW million, %)

Classification		Q1 2026	2025	2024
Loan status	Total	11,663,452	11,534,811	11,571,607
	Card	—	—	—
	Installment financing	1,929,959	1,892,951	1,738,757
	Lease financing	3,806,285	3,784,471	3,813,178
	New technology financing
	Ordinary loans	5,920,708	5,846,568	6,006,761
	Miscellaneous	6,499	10,822	12,912
Soundness category	Normal	11,077,512	10,945,511	10,961,174
	Allowance	101,703	102,156	100,668
	Accumulation rate	0.92	0.93	0.92
	Caution	345,781	366,720	389,611
	Allowance	41,755	45,967	70,724
	Accumulation rate	12.08	12.53	18.15
	Substandard	85,799	60,735	49,013
	Accumulated reserves	49,714	41,181	25,844
	Accumulation rate	57.94	67.80	52.73
	Doubtful	126,834	117,703	143,209
	Allowance	43,035	35,007	54,675
	Accumulation rate	33.93	29.74	38.18
	Estimated losses	27,525	44,143	28,599
	Allowance	20,813	23,830	20,810
	Accumulation rate	75.61	53.99	72.76
	Total	11,663,452	11,534,811	11,571,607
	Allowance	257,020	248,142	272,722
	Accumulation rate	2.20	2.15	2.36
Delinquency status	Principal of overdue receivables	202,955	220,579	209,027
	Less than 1 month	3,474	3,632	8,555
	More than 1 month	199,481	216,947	200,472
	Overdue receivables ratio	1.74	1.91	1.81
	Less than 1 month	0.03	0.03	0.07
	More than 1 month	1.71	1.88	1.73

T K-IFRS separate basis financial assets

Source: Woori Financial Capital Q1 2026 Business Report

(2) Installment Financing

(Unit: KRW million, %)

Classification		Q1 2026	2025	2024
Installment financing		1,929,959	1,892,951	1,738,757
Soundness category	Normal	1,838,629	1,807,482	1,687,401
	Allowance	10,637	9,696	8,106
	Accumulation rate	0.58	0.54	0.48
	Caution	69,907	67,434	37,490
	Allowance	6,016	5,911	3,810
	Accumulation rate	8.61	8.77	10.16
	Substandard	8,536	6,559	5,077
	Allowance	6,717	5,967	5,149
	Accumulation rate	78.68	90.98	101.43
	Doubtful	10,273	8,943	6,624
	Allowance	3,484	3,140	1,955
	Accumulation rate	33.92	35.11	29.51
	Estimated losses	2,615	2,532	2,165
	Allowance	1,986	1,942	1,601
	Accumulation rate	75.93	76.68	73.93
	Total	1,929,959	1,892,951	1,738,757
	Allowance	28,839	26,656	20,620
	Accumulation rate	1.49	1.41	1.19
Delinquency status	Principal of overdue receivables	21,797	21,270	14,621
	Less than 1 month	478	425	422
	More than 1 month	21,319	20,845	14,199
	Overdue receivables ratio	1.13	1.12	0.84
	Less than 1 month	0.02	0.02	0.02
	More than 1 month	1.10	1.10	0.82

Source: Woori Financial Capital Q1 2026 Business Report

(3) Lease Financing

(Unit: KRW million, %)

Classification		Q1 2026	2025	2024
Lease financing		3,806,285	3,784,471	3,813,178
Soundness category	Normal	3,719,089	3,697,301	3,746,689
	Allowance	438	441	159
	Accumulation rate	0.01	0.01	0.00
	Precautionary	67,898	70,933	43,504
	Allowance	190	424	130
	Accumulation rate	0.28	0.60	0.30
	Substandard	6,676	3,661	4,670
	Allowance	719	624	490
	Accumulation rate	10.76	17.05	10.49
	Doubtful	11,987	11,882	18,042
	Allowance	7,141	6,845	13,974
	Accumulation rate	59.57	57.61	77.46
	Estimated losses	635	695	274
	Allowance	231	293	82
	Accumulation rate	36.43	42.15	29.97
	Total	3,806,285	3,784,471	3,813,178
	Allowance	8,720	8,628	14,835
	Accumulation rate	0.23	0.23	0.39
Delinquency status	Principal of overdue receivables	17,332	17,058	22,737
	Less than 1 month	1,751	989	1,614
	More than 1 month	15,580	16,068	21,123
	Overdue receivables ratio	0.46	0.45	0.60
	Less than 1 month	0.05	0.03	0.04
	More than 1 month	0.41	0.42	0.55

Source: Woori Financial Capital Q1 2026 Business Report

(4)	Ordinary loans

(Unit: KRW million, %)

Classification		Q1 2026	2025	2024
Ordinary loans		5,920,708	5,846,568	6,006,761
Soundness category	Normal	5,516,368	5,432,947	5,516,853
	Allowance	86,309	87,458	87,496
	Accumulation rate	1.56	1.61	1.59
	Precautionary	207,976	228,353	308,617
	Allowance	34,872	38,981	65,528
	Accumulation rate	16.77	17.07	21.23
	Substandard	70,588	50,515	39,266
	Allowance	42,076	34,406	19,944
	Accumulation rate	59.61	68.11	50.79
	Doubtful	104,470	96,848	118,542
	Allowance	32,160	24,778	38,360
	Accumulation rate	30.78	25.58	32.36
	Estimated losses	21,307	37,904	23,482
	Allowance	17,108	20,104	17,692
	Accumulation rate	80.30	53.04	75.34
	Total	5,920,708	5,846,568	6,006,761
	Allowance	212,525	205,728	229,020
	Accumulation rate	3.59	3.52	3.81
Delinquency status	Principal of overdue receivables	163,827	182,252	171,669
	Less than 1 month	1,245	2,218	6,519
	More than 1 month	162,582	180,034	165,150
	Overdue receivables ratio	2.77	3.12	2.86
	Less than 1 month	0.02	0.04	0.11
	More than 1 month	2.75	3.08	2.75

Source: Woori Financial Capital Q1 2026 Business Report

In addition, considering its funding structure that is entirely dependent on the capital markets as a credit finance company without a deposit base, Woori Financial Capital Co., Ltd. is highly likely to be exposed to risks in the event of a sharp economic downturn, and the increase in funding costs due to rising market interest rates could negatively impact profitability.

As the amount of funds needed has increased with the growth of Woori Financial Capital’s business volume in recent years, the scale of funds raised has gradually expanded, and the interest from the funds raised has become an increasing portion of Woori Financial Capital’s operating expenses, causing the company’s profits and losses to become more sensitive to interest rate fluctuations. Due to the business structure of Woori Financial Capital that relies on external borrowing, if market interest rates continue to rise, Woori Financial Capital’s funding costs will increase. Especially considering the funding structure of credit financial companies without a deposit base, an increase in funding costs is expected to have a direct impact on Woori Financial Capital’s profitability.

<Woori Financial Capital 5-year Stability Ratio and Interest Expenses>

(Unit: KRW million, %)

Classification	Q1 2026	2025	2024	2023	2022
Debt ratio	586.63	572.17	639.84	666.21	716.76
Interest expense	89,991	392,403	428,057	346,935	246,105

(Source: Woori Financial Capital Q1 2026 Business Report and each fiscal year report)

Although Woori Financial Capital may reflect cost factors into its profits through increases in interest rates and fees, it may not be able to apply changed interest rates and fees in a timely fashion due to regulations by regulatory authorities, the competitive environment, public opinion, and other factors. In addition, if interest rates and fees are increased, there is a possibility that demand for installment finance and loans and leases may decrease, and if high interest rates are maintained for a relatively long period, the domestic economy and our customers’ financial status and solvency may be negatively affected, which may lead to the deterioration of Woori Financial Capital’s asset soundness.

The automotive retail market is sensitive to economic conditions and tends to contract sharply during periods of economic recession. Accordingly, future economic conditions and increases in market interest rates resulting from policy decisions may have an impact on the company’s financial performance and asset quality. Furthermore, in the case of Hyundai, Kia, Renault, and SsangYong (now KGM), which constitute a substantial portion of the Korean automobile sales market, captive finance companies have established a dominant market position. In particular, recently in the automotive retail market, credit card companies or capital companies affiliated with automobile manufacturers are increasing their market share through packaged financial products linked to affiliated automobile companies within their corporate groups. In such market conditions, investors should be aware that the business stability of Woori Financial Capital, which is not an affiliate or subsidiary of an automobile manufacturer, is inferior to that of the affiliates or subsidiaries of automobile manufacturers.

I. Profitability Risk Analysis of Financial Investment (Securities) Business Subsidiaries

Through the merger of Woori Investment Bank Co., Ltd., which had been engaged in the merchant banking business, and Korea Foss Securities Co., Ltd., the Wholly-Owning Parent Company incorporated Woori Investment & Securities Co., Ltd. (following a change of corporate name) as a subsidiary on August 1, 2024. As a result of such merger, the Wholly-Owning Parent Company entered the securities business as a new line of business, and in March 2025, Woori Investment & Securities Co., Ltd. received final approval from the Financial Services Commission to engage in the investment dealing business (including securities and underwriting).

As of Q1 2026, Woori Investment & Securities Co., Ltd. accounted for approximately 2.20% (KRW 14 billion) of the Wholly-Owning Parent Company’s consolidated net income. Due to the nature of the financial investment (securities) industry, operating results tend to be highly volatile as a result of external factors, including changes in the financial markets and the external economic environment. In the event of a downturn in the real economy and changes in the financial market, such as interest rate volatility, stock market conditions may change, which may result in increased earnings volatility for companies engaged in the financial investment (securities) business, including Woori Investment & Securities Co., Ltd. Furthermore, intensified competition in the existing merchant banking business (short-term financing business) may result in a decline in the Company’s profitability. Accordingly, the adverse effects that may result from rapid changes in the market and a potential slowdown in the profitability of the financial investment (securities) business and the short-term finance business should not be overlooked. Investors are advised to take note of this matter.

On May 3, 2024, Korea Foss Securities and Woori Investment Bank (a subsidiary of the Wholly-Owning Parent Company) entered into a merger agreement, with Korea Foss Securities as the surviving entity and Woori Investment Bank as the dissolved entity. Accordingly, Woori Investment & Securities (renamed) was incorporated as a subsidiary on August 1, 2024, through the merger of Woori Investment Bank, which had been engaged in the comprehensive financial services business, and Korea Foss Securities.

Woori Investment & Securities intends to establish a diversified business portfolio through the acquisition of new licenses for financial investment (securities) business following its launch. Woori Investment & Securities has obtained a license to engage in the short-term financing business, which is the business of a comprehensive financial company, for the next ten years, and received a definitive license from the Financial Services Commission for the investment trading business (including securities and underwriting business) in March 2025.

Due to the nature of the financial investment (securities) industry, operating results tend to be highly volatile as a result of external factors, including changes in the financial markets and the external economic environment. In the event of a downturn in the real economy and changes in the financial market, such as interest rate volatility, stock market conditions may change, which may result in increased earnings volatility for companies engaged in the financial investment (securities) business, including Woori Investment & Securities Co., Ltd.

In a financial environment where cross-sector operations between financial sectors are prohibited, merchant banking businesses, which were the only financial institutions permitted to engage in concurrent business activities, are facing intensified competition due to the expansion of business domains by other financial institutions. Accordingly, there are constraints on enhancing profitability through operations focused solely on loan-deposit margins, and therefore Woori Investment & Securities has expanded its business areas with an emphasis on investment banking operations, and has increased the proportion of fee-based income within its revenue sources. In particular, the company has recently undertaken initiatives including the expansion of Relationship Manager (RM) operations for corporate finance, the introduction of a marketable securities system, additional IT personnel, and strengthened organizational structures related to the expansion of non-interest income, including the debt capital market (DCM) and investment banking (IB). Furthermore, the short-term financing business that Woori Investment & Securities plans to operate over the next ten years will inevitably face competitive pressures.

The consolidated net income of Woori Investment & Securities as of Q1 2026 on a consolidated basis was approximately KRW 14 billion, which represents approximately 2.20% of the Wholly-Owning Parent Company’s revenues, which is a relatively low proportion; however, should the operating profitability of Woori Investment & Securities deteriorate due to intensified competition with other financial institutions and rapid market changes resulting in poor performance for the new financial investment (securities) business and short-term financial business, this may adversely affect the company’s profitability, so investors are advised to take note of this risk.

[Woori Investment & Securities (formerly Woori Investment Bank) Business Performance]

(Unit: KRW million)

	$		$		$		$		$
Classification	Q1 2026		Q1 2025		2025		2024		2023
Operating Profit		182,934		10,164		(7,607)		(66,978)		122,988
Net income		14,041		27,444		2,552		(53,374)		91,794

Note) Based on K-IFRS consolidated financial statements

Source: Woori Investment & Securities Annual Business Reports

[Woori Investment & Securities (formerly Woori Investment Bank) Fundraising Performance]

(Unit: KRW million, %)

Classification	Procurement Categories	Q1 2026			2025			2024			2023
		Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage
Capital	Share capital Note 3)	242,945	—	2.3	242,945	—	2.8	503,293	—	7.3	444,069	—	7.8
	Capital Surplus Note 3)	756,725	—	7.3	756,725	—	8.7	478,200	—	7.0	32,335	—	0.6
	Capital Adjustments	(7,443)	—	(0.1)	(8,366)	—	(0.1)	(7,754)	—	(0.1)	(7,446)	—	(0.1)
	Accumulated other comprehensive income	(930)	—	0.0	(3,150)	—	0.0	(2,313)	—	0.0	(1,742)	—	0.0
	Retained earnings	187,414	—	1.8	183,507	—	2.1	219,479	—	3.2	297,362	—	5.2
Cash and cash equivalents	Issued notes	3,473,243	2.5	33.6	4,194,580	2.9	48.4	4,258,752	3.9	62.0	3,749,634	4.4	65.6
	CMA Trust Funds	104,483	2.2	1.0	117,626	2.5	1.4	107,788	3.4	1.6	123,681	3.6	2.2
	Investor deposits	333,708	0.7	3.2	192,428	0.5	2.2	85,336	0.7	1.2	7,522	3.7	0.1
Borrowings	General borrowings	514,778	2.7	5.0	21,644	2.8	0.2	203	8.4	0.0	2,651	10.8	0.0
	Repurchase Sale	3,488,342	2.5	33.7	2,414,350	2.7	27.9	895,830	3.4	13.0	636,813	3.5	11.1
	Available for sale marketable securities	357,019	—	3.5	204,120	—	2.4	160,866	—	2.3	132,456	—	2.3
	Bonds	639,000	3.0	6.2	51,145	3.7	0.6	60,414	5.1	0.9	190,034	3.9	3.3
Derivative liabilities	Derivative liabilities	—	—	—	—	—	—	—	—	—	13	—	0.0
Other liabilities		257,759	2.5	2.5	301,560	3.7	3.5	112,754	1.1	1.6	108,516	0.1	1.9
Total		10,347,043	2.8	100.0	8,669,114	2.5	100.0	6,872,848	3.0	100.0	5,715,898	3.5	100.0

Note 1) Average balance: Average of daily balances

Note 2) Based on K-IFRS non-consolidated financial statements

Note 3) In August 2024, due to the merger between Woori Investment Bank and Korea Foss Securities, capital surplus was recalculated as share capital was recomputed based on the restated number of shares as calculated by multiplying the number of shares of Woori Investment Bank before the merger by the merger ratio (Korea Foss Securities : Woori Investment Bank = 1 : 0.34126920577).

Source: Wholly-Owning Parent Company Annual Business Reports

[Woori Investment & Securities (formerly Woori Investment Bank) Fund Management Performance]

(Unit: KRW million, %)

Classification	Management Items	Q1 2026			2025			2024			2023
		Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage	Average Balance	Interest Rate	Percentage
Cash and deposits		445,128	2.1	4.3	842,085	2.4	9.7	854,910	3.2	12.4	351,831	3.5	6.2
Marketable securities	Financial Assets at Fair Value Through Profit or Loss	4,527,469	2.5	43.8	3,273,348	2.5	37.8	1,977,754	2.5	28.8	1,208,373	3.0	21.1
	Financial Assets at Fair Value Through Profit or Loss	1,325,405	2.6	12.8	876,411	2.7	10.1	35,382	0.0	0.5	14,007	—	0.2
	Securities at Amortized Cost	—	—	—	2,929	3.4	0.0	5,024	3.3	0.1	—	—	—
	Investment in Related Companies	288	—	0.0	99	—	0.0	138	—	0.0	149	—	0.0
Derivatives	Derivatives assets				—	—	—	—	—	—	24	—	0.0
Loan receivables	Repurchase	340,619	2.6	3.3	5,739	2.7	0.1	40,701	3.7	0.6	24,604	—	0.4
	Commercial paper	38,900	2.1	0.4	646,104	3.5	7.5	1,516,848	4.3	22.1	1,225,681	4.8	21.4
	CMA Assets Under Management	105,961	4.2	1.0	115,903	4.4	1.3	106,762	5.5	1.6	122,367	6.0	2.1
	Short-Term Loans	668,216	5.1	6.5	732,049	5.0	8.4	673,438	7.9	9.8	906,987	8.0	15.9
	Medium- and Long-term Loans	1,924,054	4.3	18.6	1,906,525	6.1	22.0	1,466,830	7.5	21.3	1,690,313	6.8	29.6
	Securities Loans	473,223	4.1	4.6	100,811	4.0	1.2	—	—	—	—	—	—
Tangible Assets and Invested Real Estate		35,112	—	0.3	30,048	—	0.3	35,556	—	0.5	13,104	—	0.2
Other assets		462,668	0.3	4.5	137,063	0.3	1.6	159,505	0.3	2.3	158,458	0.3	2.8
Total		10,347,043	3.6	100.0	8,669,114	3.8	100.0	6,872,848	4.6	100.0	5,715,898	5.3	100.0

Note 1) Average balance: Average of daily balances

Note 2) Based on K-IFRS non-consolidated financial statements

Source: Wholly-Owning Parent Company Annual Business Reports

Woori Investment & Securities (formerly Woori Investment Bank)

(Unit: KRW million, %)

Classification	Items	Q1 2026	2024	2024
Liquidity ratio	KRW liquid assets	6,881,147	6,515,056	4,982,461
	KRW liquidity debt	5,399,081	4,938,840	2,660,153
	Liquidity ratio in Korean currency	127.5	131.91	187.3

Classification	Items	Q1 2025	Q1 2025	Change
Substandard-or-below asset ratio	Substandard or below assets (A)	617,030	259,299	357,731
	Assets subject to soundness classification (B)	4,892,395	4,162,070	730,325
	Substandard-or-below asset ratio(A/B)x100	12.61	6.23	6.38

Classification	Items	Q1 2025	Q1 2025	Change
Coverage ratio of allowance for bad debts	Allowance for bad debts (A)	190,754	184,371	6,384
	Substandard assets (B)	617,030	259,299	357,731
	Allowance for bad debts (A/B) x 100	30.91	71.10	-40.19

Source: Wholly-Owning Parent Company

J. Risks Arising from Contingent Liabilities and Contractual Commitments

Given the nature of the financial industry, litigation and contingent liabilities may arise in the course of business activities, and an increase in the scale of such liabilities may negatively impact the performance and reputation of the Wholly-Owning Parent Company, including its subsidiaries. As of the end of the first quarter of 2026, there were 1,042 lawsuits pending against the Wholly-Owning Parent Company in connection with its business operations, with an aggregate claim amount of KRW 983,790 million. Ongoing litigation cannot be reasonably predicted, the financial condition of the Wholly-Owning Parent Company may be affected to a certain extent depending on the outcome of such proceedings. In addition, depending on the outcome of such litigation, the reputation and profitability of the Wholly-Owning Parent Company and the Woori Financial Group may be adversely affected. Investors are advised to take note of this matter.

Given the nature of the financial industry to which the Wholly-Owning Parent Company belongs, litigation and contingent liabilities may arise in the course of business activities, and an increase in the size of such liabilities may not only negatively impact on the performance of the subsidiary, it may also negatively impact the Wholly-Owning Parent Company. As of the end of the first quarter of 2026, there were 1,042 lawsuits pending against the Wholly-Owning Parent Company in connection with its business operations, with an aggregate claim amount of KRW 983,790 million. Should the magnitude of contingent liabilities arising from future business operations (payment guarantees, litigation, etc.) increase, such circumstances may adversely affect both the subsidiary and the Wholly-Owning Parent Company, and investors are advised to take note of this risk.

[Woori Financial Group] (Consolidated Basis)

A. Status of Obligation Guarantees and Debt Assumption Agreements

Disclosure of Contingent Liabilities

End of the first quarter of 2026

(Unit: KRW million)

	Contingent Liabilities
	Guarantee-Related Contingent Liabilities
	Classification of Payment Guarantees								Total by Classification of Payment Guarantees
	Confirmed Payment Guarantees				Unconfirmed Payment Guarantees
	Loan Collateral Payment Guarantees	Acquisition	Import Cargo Release Guarantees	Other Guaranteed Payments Certificate	Domestic Letters of Credit	Import Letters of Credit Guarantees	Other Unconfirmed Payments Garantees	Commercial Paper Purchase Commitments, etc.
Amount of payment guarantees	73,549	612,097	61,287	11,353,093	188,493	3,080,009	1,880,531	489,105	17,738,164
Financial guarantee amount included in payment guarantees									5,367,797

End of the first quarter of 2025

(unit: KRW million)

	Contingent Liabilities
	Guarantee-Related Contingent Liabilities
	Classification of Payment Guarantees								Total by Classification of Payment Guarantees
	Confirmed Payment Guarantees				Unconfirmed Payment Guarantees
	Loan Collateral Payment Guarantees	Acquisition	Import Cargo Release Guarantees	Other Definitive Payment Bonds	Domestic Letters of Credit	Import Letters of Credit Guarantees	Other Unconfirmed Payments Garantees	Commercial Paper Purchase Commitments, etc.
Amount of payment guarantees	69,961	495,942	66,879	10,831,684	161,120	2,615,813	1,331,305	497,394	16,070,098
Financial guarantee amount included in payment guarantees									5,032,808

Description of Financial Guarantees Included in Payment Guarantees

As of the end of the current quarter and the end of the previous fiscal year, the amounts of financial guarantees included in payment guarantees were KRW 5,367,797 million and KRW 5,032,808 million, respectively.

Disclosure of Commitments

End of the first quarter of 2026

(Unit: KRW million)

	Loan commitments	Other commitments
Commitment amount	137,516,914	11,521,891
Unsecured bills sold with recourse (purchased trade bills sold) and discounted electronic short-term bonds (purchased) included in other agreements		4,815,139
Description of Commitment		As of the end of the current quarter and the end of the previous fiscal year, other commitments included KRW 4,815,139 million and KRW 4,399,729 million, respectively, of unsecured endorsed bills sold (sales of purchased bills) and discounted electronic short-term bonds (purchases).

End of 2025

(unit: KRW million)

	Loan commitments	Other commitments
Commitment amount	134,286,067	10,205,741
Unsecured bills sold with recourse (purchased trade bills sold) and discounted electronic short-term bonds (purchased) included in other agreements		4,399,729
Description of Commitments		As of the end of the current quarter and the end of the previous fiscal year, the commitment amount includes KRW 4,815,139 million and KRW 4,399,729 million, respectively, relating to unsecured endorsed bills sold (sales of purchased bills) and discounted electronic short-term bonds (purchases).

Disclosure of Contingent Liabilities related to Legal Proceedings

End of the first quarter of 2026

(Unit: KRW million)

Contingent liabilities
Contingent liabilities related to legal proceedings
Classification of contingent liabilities related to legal proceedings
Defendant
Pending litigation cases	1,042
Amount in dispute	983,790
Litigation provision amount	70,560
Description of the nature of the obligation and contingent liabilities	Litigation related to loans solely for the purpose of extending the statute of limitations, as well as fraud litigation, has been excluded.

End of 2025

(unit: KRW 1 million)

Contingent liabilities
Contingent liabilities related to legal proceedings
Classification of contingent liabilities related to legal proceedings
Defendant
Pending litigation cases	1,032
Amount in dispute	926,888
Litigation provision amount	70,682
Description of the nature of the obligation and contingent liabilities	Litigation related to loans filed solely for the purpose of extending the statute of limitations, as well as fraud litigation, has been excluded.

Disclosure of Guarantee-Related Contingent Liabilities and Real Estate PF Commitments

(Unit: KRW million)

	Classification of Real Estate PF Commitments
	Completion guarantee
	Classification of projects		Total by classification of projects
	Completion-guaranteed land trust	Urban redevelopment project land trust
Completion guarantee obligations	Projects for which our completion guarantee deadline has passed (including completed project sites)	Our completion guarantee obligations
Description of commitments	A completion-guaranteed management-type land trust is a trust arrangement under which, if the contractor fails to fulfill its completion guarantee obligation, the trust assumes the completion guarantee obligation only to the lending financial institutions. If our subsidiary, Woori Asset Trust, is unable to fulfill its completion guarantee obligation, it is obligated to compensate the lending financial institutions for any losses incurred.	This relates to urban redevelopment projects for which the Korea Housing & Urban Guarantee Corporation (HUG) guarantees project financing loans. Under the terms and conditions of HUG’s Standard Project Agreement, where the Company acts as the project manager (or agent), it assumes a completion guarantee obligation. However, as of the reporting date, the deadline for fulfilling the completion guarantee obligation had not yet passed.
Number of cases	3	3	6
Initial PF commitment limit	200,000	98,499	298,499
Outstanding PF loan balance	38,733	54,210	92,943
Remaining PF commitment limit	55,013	97,066	152,079
Trust account commitment limit	5,700	32,500	38,200
Outstanding trust account balance	5,700	13,392	19,092
Description of the nature of the obligation and contingent			Additional losses may arise in connection with completion guarantee obligation agreements. For projects where it is probable that our subsidiary, Woori Asset Trust, will be required to assume completion guarantee obligations, or where the likelihood and amount of the loss can be estimated reliably, the estimated impact has been reflected in the financial statements as of the end of the current quarter. For projects where it is unlikely that Woori Asset Trust will be required to assume completion guarantee obligations, or where the likelihood and amount of the loss cannot be estimated reliably, such effects have not been reflected in the financial statements as of the end of the current quarter.
Description of the commitment amount limit			The commitment limit may change during the course of the project due to reductions in the limit or other factors.

Disclosure of the Unused Trust Account Commitment Limit

(Unit: KRW million)

Borrowing land trust and responsible completion management land trust
Number of cases	29
Unused trust account commitment limit	165,589
Description of the unused trust account commitment limit	As of the end of the current quarter, our subsidiary, Woori Asset Trust, has entered into a total of 29 borrowing-type land trust and completion-guaranteed management-type land trust agreements, including the Busan Haeundae U-dong Boutique Terrace Hotel project. Under these agreements, it may provide trust account loans to finance a portion of the total project costs. The unused trust account lending limit for projects currently in progress amounted to KRW 165,589 million. In relation to these projects, the subsidiary’s provision of trust account loans does not constitute an unconditional payment obligation. Instead, the decision to provide such loans is made after comprehensively considering all relevant factors, including the cash flow plan of each trust project.

Description of Asset Securitization-Related Agreements

Under certain asset securitization-related agreements, the Group has established various required conditions for the purpose of providing credit enhancement for asset-backed securities as trigger provisions, which serve as events of early redemption. These trigger provisions are intended to limit the risks borne by investors arising from future changes in the quality of the underlying assets. If any of the trigger provisions are breached, the Group is required to redeem the asset-backed securities early.

Description of the Agreement on Lease Modifications and the Disposal of Operating Rights, etc.

As of the end of the current quarter, the subsidiary Tongyang Life Insurance has entered into an agreement with Tongyang Leisure regarding lease modifications and the disposal of operating rights, contingent upon the conversion of the golf course to a public golf course, the consent of the members, and court approval of the rehabilitation plan. The agreement includes a provision that, upon the sale of the golf course, differentiated sale compensation will be paid based on the sale proceeds in consideration for the performance of the obligations under the agreement and the transfer of operating rights. As of the reporting date, member consent has been obtained and the conversion of the golf course to a public golf course has been completed. The sale compensation to be paid on a differentiated basis will be recognized when the decision to sell the golf course is made.

Description of the Financial Services Commission Investigation

As of the end of the current quarter, the subsidiary Tongyang Life Insurance is under investigation by the Financial Services Commission regarding a potential violation of the Credit Information Use and Protection Act.

Description of Sanctions and Contingent Liabilities Related to the Subsidiary’s Personal Credit Information Breach

In connection with the leakage of the personal credit information of merchant representatives that occurred at the subsidiary Woori Card between January and April 2024, the administrative surcharge paid to the Personal Information Protection Commission in October 2025 has been recognized in non-operating profit or loss. In addition, the Financial Services Commission may impose an additional administrative surcharge; however, the outcome cannot be reasonably predicted at this time.

C. Other Contingent Liabilities, etc.

The details of the provisions are as follows.

(Unit: KRW million)
Item	First quarter of 2026	2025	2024
Restoration provision	114,881	106,786	97,772
Provision for payment guarantees (*1)	74,437	79,317	71,470
Provision for unused commitments	134,545	137,081	137,562
Other provisions (*2)	464,752	467,549	304,624
Total	788,615	790,733	611,428

(*1)

The provision for payment guarantees includes financial guarantee liabilities of KRW 49,113 million, KRW 52,733 million, and KRW 48,785 million as of the first quarter of 2026 (end of the current quarter), 2025 (end of the previous fiscal year), and 2024 (end of the preceding fiscal year), respectively.

(*2)	Other provisions consist of litigation provisions, loss compensation provisions, and other similar provisions.

[Contingent Liabilities Related to Legal Proceedings]

(Reference date: March 31, 2026) (Unit: KRW 1 million)

Contingent liabilities
Contingent liabilities related to legal proceedings
Classification of contingent liabilities related to legal proceedings
Defendant
Pending litigation cases	1,042
Amount in dispute	983,790
Litigation provision amount	70,560
Description of the nature of the obligation and contingent liabilities	Litigation related to loans filed solely for the purpose of extending the statute of limitations, as well as fraud litigation, has been excluded.

As of the end of March 2026, the significant litigation cases and other legal proceedings that may have a material impact on the operations of the parent company and its major subsidiaries are as follows.

[Woori Finance Group] (Separate financial statement)

A. Significant Litigation Cases

[Cases in which the Company is the plaintiff]

None

[Cases in which the Company is the defendant]

Category	Description
Date of filing	June 13, 2024
Parties to the litigation	• Plaintiff: Mr./Ms. Yoo • Defendant: Woori Financial Group Inc.
Subject of the litigation

•

The plaintiff was a major shareholder of the company before it became a subsidiary of the Company. The plaintiff disputes the method used to determine the purchase price under the share purchase agreement and seeks payment of a portion of the unpaid purchase price. The plaintiff also contends that certain costs incurred during the sale process should not be borne by the plaintiff and has filed a lawsuit seeking a declaratory judgment confirming the non-existence of the alleged debt.

Amount in dispute	KRW 13.3 billion
Status	Appeal pending (the Company prevailed on all claims at the trial court)
Future litigation schedule and response plan	Responding to the appeal by appointing legal counsel
Potential impact on the Company depending on the outcome of the litigation

•

Even if the Company were to lose the case, it would not be required to make any payment. Although a portion of the damages that the Company expects to receive may be reduced, the resulting financial impact on the Company would be immaterial.

[Woori Bank]

A. Significant Litigation Cases

Only litigation cases that may have a material impact on the Bank’s operations are presented. Litigation relating to post-loan management and tax matters, joint litigation involving financial institutions (or creditor groups), fraud litigation, and litigation in which the Bank is not the real party in interest have been excluded.

(1) Cases in Which the Bank Is the Plaintiff

1) Litigation seeking payment of the purchase price under a receivables sale agreement

Category	Description
Date of filing	• May 30, 2017
Parties to the litigation	• Plaintiff: Woori Bank • Defendant: OOOOO Bank and eight others
Subject of the litigation

•

Upon withdrawing from the Creditors’ Financial Institutions Council for the borrower, ¡¡¡¡¡¡ Co., Ltd., the Bank received the profit and loss settlement amount and the purchase price for the receivables, excluding the amounts reserved by the Bank for objection.

•

The Bank filed a lawsuit against the creditor financial institutions seeking a recalculation of the profit and loss settlement amount and the receivables purchase price with respect to the amounts reserved for objection.

Amount in dispute	• KRW 129.4 billion (Following an initial claim for KRW 5.1 billion, the amount claimed was increased to KRW 129.4 billion during the fourth quarter of 2020.)
Status

•

A judgment was rendered by the Supreme Court on January 29, 2026. The judgment was partially reversed and remanded, with the claims against Defendant ¡¡¡¡ Bank remanded to the Seoul High Court.

•

Based on the principal amount, the finalized amount is KRW 129.25 billion (approximately KRW 11.4 billion granted and approximately KRW 117.85 billion dismissed), with approximately KRW 150 million remaining unresolved.

Future litigation schedule and response plan	• Responding to the remand proceedings by appointing legal counsel
Potential impact on the Company depending on the outcome of the litigation

•

As the Supreme Court reversed and remanded the portion of the lower court’s judgment relating to the application of exchange rate fluctuations to foreign currency-denominated claims in calculating the profit and loss settlement amount, there is a possibility that the Bank may receive additional judgment proceeds following the remand proceedings.

2) Damages Litigation

Category	Description
Date of filing	• Jan. 18, 2022
Parties to the litigation	• Plaintiff: Woori Bank • Defendant: OO Investment Securities Co., Ltd.
Subject of the litigation

•

Losses were incurred on the Lime Trade Finance Fund sold by the Bank. The Bank accepted the dispute resolution proposal of the Financial Supervisory Service’s Dispute Resolution Committee and fully refunded the investment principal to customers who had invested in the fund.

•

To recover the losses arising from the refund of the investment principal, the Bank filed a damages lawsuit against ¡¡ Investment Securities Co., Ltd. and one other defendant.

Amount in dispute	• Approximately KRW 64.7 billion
Status

•

On February 14, 2025, the trial court rendered its judgment, with the Bank prevailing on part of its claims

•

¡¡ Investment Securities Co., Ltd., one of the defendants, and the Bank have both appealed, and the case is currently pending on appeal.

Future litigation schedule and response plan	• Responding to the appeal by appointing legal counsel
Potential impact on the Company depending on the outcome of the litigation	• If the Bank’s claims are granted in full, the Bank may receive approximately KRW 64.7 billion pursuant to the judgment.

3) Litigation Challenging an Administrative Fine Relating to Investment Advertising, etc.

Category	Description
Date of filing (date of objection)	• May 22, 2020 (date the objection was filed with the Financial Services Commission)
Parties to the proceedings (applicant)	• Applicant (alleged violator): Woori Bank • Respondent (imposing authority): Financial Services Commission
Subject of the proceedings

•

On March 25, 2020, the Respondent imposed an administrative fine of KRW 19,710,000,000 on the Applicant for violations of the investment advertising provisions and other requirements under the Financial Investment Services and Capital Markets Act. The Applicant subsequently filed an objection to the administrative fine.Note 1)

Amount in dispute (amount of the administrative fine challenged in the objection)	• Amount of administrative fine: KRW 19.7 billion
Status	• Summary proceedingsNote 2) are currently pending.
Future litigation schedule and response plan	• Responding to the proceedings by appointing legal counsel
Potential impact on the Company depending on the outcome of the litigation	• If the Bank’s application is granted, the administrative fine may be cancelled or reduced.

Note 1) Under the Act on the Regulation of Violations of Public Order, a person who has been subject to an administrative fine may file an objection with the relevant administrative authority within 60 days from the date of receiving the notice of the administrative fine. In such case, the administrative authority’s imposition of the administrative fine ceases to have effect, and the court subsequently determines whether the administrative fine should be imposed and, if so, the amount of the fine.

Note 2) This matter is a non-contentious case and is currently being conducted under summary proceedings.

4) Litigation Seeking Disgorgement of Unjust Enrichment

Category	Description
Date of filing	• June 20, 2025
Parties to the litigation	• Plaintiff: Woori Bank • Defendant: OOO Securities Co., Ltd.
Subject of the litigation

•

Losses were incurred on the German Heritage DLS specified money trust product sold by the Bank. The Bank accepted the dispute resolution proposal of the Financial Supervisory Service’s Dispute Resolution Committee and fully refunded the investment principal to customers who had invested in the product.

•

The Bank filed a lawsuit against ¡¡¡ Securities Co., Ltd., the issuer of the DLS, seeking disgorgement of unjust enrichment.

Amount in dispute	• Approximately KRW 21.7 billion
Status	• Pending before the court of first instance
Future litigation schedule and response plan	• Responding to the first-instance proceedings by appointing legal counsel
Potential impact on the Company depending on the outcome of the litigation	• If the Bank’s claims are granted in full, the Bank may receive approximately KRW 21.7 billion pursuant to the judgment.

5) Litigation Seeking the Cancellation of a Corrective Order, etc.

Category	Description
Date of filing	• March 20, 2026
Parties to the litigation	• Plaintiff: Woori Bank Co., Ltd. • Korea Fair Trade Commission (KFTC)
Subject of the litigation

•

The Korea Fair Trade Commission, on the grounds that four commercial banks including the Bank engaged in an unfair concerted practice (the exchange of information regarding real estate loan-to-value ratios), thereby restricting fair market competition, on February 13, 2026 imposed a corrective order and an administrative surcharge of KRW 51,535,000,000.

•

The Bank filed an administrative lawsuit seeking cancellation of the disposition issued by the Korea Fair Trade Commission.

Amount in dispute	• Administrative surcharge: approximately KRW 51.5 billionNote 1)
Status	• Pending at the appellate court (second instance)Note 2)
Future litigation schedule and response plan	• Responding by appointing legal counsel for the appellate proceedings.
Potential impact on the Company depending on the outcome of the litigation	• If all of the Bank’s claims are granted, the Bank may receive approximately KRW 51.5 billion pursuant to the judgment.

Note 1) Regardless of whether the lawsuit was filed, the Bank completed payment of KRW 51,535,000,000 on April 24, 2026 in accordance with its payment obligation.

Note 2) A lawsuit has been filed with the Seoul High Court challenging the resolution adopted by the plenary meeting of the Korea Fair Trade Commission.

6) Litigation Seeking Disgorgement of Unjust Enrichment and Damages

Category	Description
Date of filing	• November 3, 2025
Parties to the litigation	• Plaintiff: PT Bank Woori Saudara Indonesia • Defendant: overseas counterparties, etc.
Subject of the litigation	• Claim for damages arising from an overseas commercial dispute related to a letter of credit transaction.
Amount in dispute	• USD 65,771,839
Status	• Pending before the court of first instance.
Future litigation schedule and response plan	• Responding by appointing local legal counsel.
Potential impact on the Company depending on the outcome of the litigation	• Depending on the outcome of the litigation and the likelihood of recovery, a financial impact on the Company may arise.

Note 1) During the reporting period, the movements in the exchange rate between the U.S. dollar and the Korean won were as follows.

*	Closing exchange rate at the end of the first quarter of 2026 (as of the report preparation date): KRW 1,515.00 per USD.
*	Average exchange rate for the first quarter of 2026 (base exchange rate): KRW 1,468.96 per USD.
*	Highest exchange rate during the first quarter of 2026 (base exchange rate): KRW 1,519.90 per USD (reference date: March 30, 2026).
*	Lowest exchange rate during the first quarter of 2026 (base exchange rate): KRW 1,428.00 per USD (reference date: February 25, 2026

(2) Cases in which the Company is the defendant

1) Damages litigation (as defendant)

Category	Contents
Date of filing	• April 13, 2017
Parties to the litigation	• Plaintiff: OOOO Co., Ltd. • Defendant: Woori Bank
Subject of the litigation

•

The plaintiff subscribed to a currency option product and, after incurring losses, alleged that the Bank violated the suitability principle and its duty to provide explanations when selling the currency option product, and filed a lawsuit seeking damages.

Amount in dispute	• Approximately KRW 73.4 billion
Status	• Remand proceedings are currently pending. (Supreme Court: the portion of the judgment in which the plaintiff lost was partially reversed and remanded to the Seoul High Court.)
Future litigation schedule and response plan	• Responding to the remand proceedings by appointing legal counsel.
Potential impact on the Company depending on the outcome of the litigation

•

As the Supreme Court reversed and remanded the lower court’s determination regarding the starting point of the statute of limitations applicable to the damages claim, there is a possibility that the Bank may be required to make an additional payment of approximately KRW 32.5 billion (consisting of approximately KRW 18.8 billion in damages and approximately KRW 13.7 billion in default interest, as of the end of March).

2) Damages litigation (as defendant) (Closed)

Classification	Contents
Date of filing	• May 28, 2021 .
Parties to the litigation	• Plaintiff: OOOO Co., Ltd. and one other • Defendant: Woori Bank Co., Ltd. and three others
Subject of the litigation

•

The plaintiff alleged that, in connection with the credit extension and asset-backed commercial paper purchase agreements entered into with the Bank and others, the co-defendants conspired to wrongfully deprive the plaintiff of ownership of real property and thereby caused property damage. Based on restoration of title to the rightful owner, the plaintiff filed a lawsuit seeking registration of the transfer of ownership and damages.

Amount in dispute	• Approximately KRW 19.0 billion (During the second quarter of 2024, the amount claimed was increased to KRW 19.0 billion.)
Status	• On April 16, 2026, the Bank prevailed before the Supreme Court (the appeal was dismissed).
Future litigation schedule and response plan	• The judgment in favor of the Bank became final on April 16, 2026.
Potential impact on the Company depending on the outcome of the litigation	• As the plaintiff lost the case, the obligation to carry out the procedures for registration of the transfer of ownership of the real property and the obligation to pay damages were extinguished.

B. Status of Guarantee of Debt Guarantees

•	The details of the guarantees provided by the Group are as follows.

(Unit: KRW million)

Classification	End of the first quarter of 2026 (*)	End of 2025 (*)	End of 2024 (*)
Definite payment guarantees
Loan collateral payment guarantees	73,549	69,961	60,571
Acceptances	612,097	495,942	617,599
Import shipping guarantee (letter of indemnity for release of imported cargo)	61,287	66,879	75,265
Other definite payment guarantees	11,353,088	10,831,666	10,337,061
Subtotal	12,100,021	11,464,448	11,090,496
Contingent payment guarantees
Related to domestic letters of credit	188,493	161,120	167,580
Related to import letters of credit	3,080,009	2,615,813	3,213,170
Other contingent payment guarantees	1,880,531	1,331,305	1,558,188
Subtotal	5,149,033	4,108,238	4,938,938
Commercial paper purchase commitments, etc.	489,105	497,394	581,039
Total	17,738,159	16,070,080	16,610,473

(*)

As of the end of the current quarter, the end of 2025, and the end of 2024, the above amounts include financial guarantees of KRW 5,367,792 million, KRW 5,032,789 million, and KRW 4,156,000 million, respectively.

[Major Debt Guarantee (Payment Guarantee) Transactions of Woori Bank as of the End of March 2026]

(Unit: KRW million)

Customer Name	Guarantee Commencement Date	Guarantee Expiration Date	Account category	Guaranteed amount	Remarks
LIG Nex1 Co., Ltd.	Nov. 19, 2024	Nov. 19, 2027	Definite payment guarantee	422,239
Samsung Heavy Industries Co., Ltd.	Nov. 22, 2023	Sep. 30, 2026	Definite payment guarantee	251,003
Woongjin Preedlife Co., Ltd.	Apr. 16, 2015	Apr. 16, 2026	Definite payment guarantee	230,000
Doosan Enerbility Co., Ltd.	July 17, 2023	July 17, 2026	Definite payment guarantee	186,602
Lotte Chemical Co., Ltd.	Jan. 22, 2025	Feb. 27, 2032	Definite payment guarantee	175,061
Samsung Heavy Industries Co., Ltd.	Mar. 26, 2026	Oct. 6, 2028	Contingent payment guarantee	160,269
Samsung Heavy Industries Co., Ltd.	Mar. 26, 2026	May 31, 2028	Contingent payment guarantee	159,058
SK Battery America, Inc.	Jan. 23, 2024	Jan. 25, 2027	Definite payment guarantee	158,718
SKON Co., Ltd.	May 11, 2023	May 11, 2026	Definite payment guarantee	155,407
E-Mart Co., Ltd.	Aug. 22, 2025	Aug. 22, 2028	Definite payment guarantee	151,340
E-Mart Co., Ltd.	Aug. 22, 2025	Aug. 22, 2028	Definite payment guarantee	151,340
HD Hyundai Samho Co., Ltd.	May 8, 2025	Aug. 2, 2027	Contingent payment guarantee	145,393
HD Hyundai Samho Co., Ltd.	May 8, 2025	Apr. 14, 2027	Contingent payment guarantee	144,856
Hyundai Rotem Co., Ltd.	May 20, 2024	Aug. 16, 2030	Definite payment guarantee	140,589
Hyundai Rotem Co., Ltd.	May 2, 2025	July 15, 2030	Definite payment guarantee	140,589
HD Hyundai Heavy Industries Co., Ltd.	Dec. 26, 2023	Nov. 30, 2026	Definite payment guarantee	137,869
HD Hyundai Heavy Industries Co., Ltd.	Dec. 26, 2023	May 31, 2027	Definite payment guarantee	137,229
Samsung Heavy Industries Co., Ltd.	Feb. 2, 2026	Jan. 2, 2029	Contingent payment guarantee	124,806
Samsung Heavy Industries Co., Ltd.	Feb. 2, 2026	Jan. 31, 2029	Contingent payment guarantee	124,049
SK GeoCentric Co., Ltd.	June 30, 2015	July 2, 2026	Definite payment guarantee	121,072

Note: Top 20 accounts based on the amount of definite and contingent payment guarantees; public-sector and other loans are excluded.

C. Status of Debt Assumption Commitments

(Unit: KRW 1 million)

Category	First quarter of 2026	2025	2024
Loan commitments	90,996,585	88,699,685	90,311,327
Other commitments	6,506,108	5,636,343	6,039,793

D. Other Contingent Liabilities, etc.

•	The details of provisions are as follows.

(Unit: KRW million)

Category	First quarter of 2026	2025	2024
Provisions for Payment GuaranteesNote 1)	74,436	79,315	70,686
Provision for unused commitments	70,687	72,412	76,713
Other provisionsNote 2)	392,353	394,517	295,108
Provisions for restoration obligations	98,834	91,231	87,599
Total	636,310	637,475	530,106

Note 1): The provision for payment guarantees includes financial guarantee liabilities amounting to KRW 49,112 million, KRW 52,730 million, and KRW 48,001 million as of the end of the current quarter, the end of 2025, and the end of 2024, respectively.

Note 2) Other provisions consist of litigation provisions, provisions for loss compensation, and similar items.

[Wholly-Owned Subsidiary (Tongyang Life Insurance)]

A. Material Litigation

(1) Cases in which the Company is the plaintiff

•	None

(2) Cases in which the Company is the defendant

•	None

B. Other Contingent Liabilities, etc.

(Unit: KRW million)
Category	First quarter of 2026	2025	2024
Capital contribution commitments	532,120	537,250	514,684
Loan commitments	845,781	924,527	987,107

[Woori Card]

A. Material Litigation

•	None

B. Status of Debt Guarantees

(Unit: KRW million)

Debtor	Relationship with the Company	Category	Committed amount	Commitment period	Lender	Balance at the end of the current quarter (Note 2)	Balance at the end of the previous year (Note 3)
Woori Finance Indonesia	Related party of the controlling shareholder (a subsidiary of Woori Card).	Payment guarantees	58,590 shares Note 1)	Sep. 26, 2025– Sep. 25, 2026	PT BANK SHINHAN INDONESIA	62,370	59,920
			16,740 shares Note 1)	Sep. 26, 2025– Sep. 25, 2026	PT. Bank KB Indonesia Tbk	17,820	17,120
			17,240 shares Note 1)	Oct. 15, 2025– Mar. 31, 2026	PT BANK KEB HANA INDONESIA	17,820	17,120
Total						98,010	94,160

Note 1) Committed credit facility amounts: Pursuant to the Board resolution dated September 5, 2025, commitments were entered into in local currency in the amounts of IDR 700,000,000,000, IDR 200,000,000,000, and IDR 200,000,000,000.

Based on the Seoul Money Brokerage exchange rate on the commencement date of the credit facility: September 26, 2025, 1 IDR = KRW 0.0837.

Based on the Seoul Money Brokerage exchange rate on the commencement date of the credit facility: October 15, 2025, 1 IDR = KRW 0.0862.

Note 2) End of the current quarter: 1 IDR = KRW 0.0891 (based on the Seoul Money Brokerage exchange rate as of March 31, 2026).

Note 3) End of the previous year: 1 IDR = KRW 0.0856 (based on the Seoul Money Brokerage exchange rate as of December 31, 2025).

C. Status of Debt Assumption Commitments

(Unit: KRW million)
Item	First quarter of 2026	2025	2024
Unused credit card limits	44,736,795	43,618,729	42,947,119
Securities purchase commitments	14,000	15,000	—

D. Other Contingent Liabilities, etc.

The details of provisions are as follows.

(Unit: KRW million)

Subject	First quarter of 2026	2025	2024

Provision for unused commitments	52,821	52,146	53,246

Provision for restoration obligations	4,462	4,036	4,061

Provision for fraudulent card use	261	291	402

Other Provisions	—	—	—

Total	57,544	56,473	57,709

[Woori Financial Capital]

A. Material Litigation

•	None

B. Other Contingent Liabilities, etc.

(1)	Credit Facility Commitments

As of the report preparation date, the credit facility commitments are as follows.

(Unit: KRW 1 million)

Financial Institutions	Commitment details	Amount	Remarks

Woori Bank and nine other financial institutions	Other bill discounting, etc.	710,000	Credit limit commitment

Woori Card Co., Ltd.	Corporate Card	100,000	Credit limit commitment

(2)	Financial Guarantee Contracts

As of the end of the current period, the Group guarantees payments of KRW 5 million (end of previous year: KRW 18 million) to DB Insurance Co., Ltd. and KB Insurance Co., Ltd. in connection with loan receivables of DB Insurance Co., Ltd. and KB Insurance Co., Ltd. arising from their joint business arrangements with the Group.

The Group initially measures these financial guarantee contracts at fair value. After initial recognition, they are measured at the higher of (i) the amount determined in accordance with K-IFRS No. 1109, Financial Instruments, and (ii) the amount initially recognized less the cumulative amortization recognized in accordance with K-IFRS No. 1115, Revenue from Contracts with Customers. As of the end of the reporting period, financial guarantee liabilities of KRW 1 million (end of previous year: KRW 3 million) have been recognized.

[ Woori Investment & Securities ]

A. Material litigation

(1)	Cases in which the Company is the plaintiff

1)	Litigation Seeking Restoration of Trust Property to Its Original State (Seoul Central District Court Case No. 2026Gahap3589)

Category	Details

Date of filing	January 27, 2026

Parties to the litigation	Plaintiffs: Woori Investment & Securities Co., Ltd., and two others • Defendant: 00 Asset Trust Co., Ltd.

Details of the litigation	• Lawsuit seeking restoration of trust property to its original state.

Amount in dispute	• KRW Approximately 13 billion

Status	• After the complaint was filed, no hearing date has yet been scheduled (first-instance proceedings are ongoing).

Future litigation schedule and response plan	• A hearing date is expected to be scheduled, and the plaintiffs will seek restoration of the trust account with respect to funds improperly withdrawn from the trust property by the trustee.

Potential impact on the Company depending on the outcome of the proceedings	• If the Company prevails, the likelihood of recovering its loans will increase.

2)	Litigation for repayment of loans (Seoul Southern District Court Case No. 2026 Gahap 100281)

Category	Details

Date of filing	March 11, 2026

Parties to the litigation	Plaintiff: Woori Investment & Securities Co., Ltd. • Defendant: JS000 Co., Ltd. and Jeong ¡

Details of the litigation	• Claim for repayment due to non-payment of loans.

Amount in dispute	• KRW Approximately 10.8 billion

Status	• An action has been filed in response to the payment order (Seoul Southern District Court Case No. 2025Chajeon157627) dated February 13, 2026. First-instance proceedings are ongoing.

Future litigation schedule and response plan	• The action was filed to interrupt the statute of limitations applicable to the claim. Depending on discussions with the defendants, the Company intends to apply for court-mediated settlement.

Potential impact on the Company depending on the outcome of the proceedings	• I If the Company prevails, the likelihood of recovering the loans will increase.

(2)	Cases in which the Company is the defendant

•	None

B. Status of Debt Guarantees

•	As of March 31, 2026, Woori Investment & Securities has not provided any debt guarantees.

C. Status of other contingent liabilities

(1)	The principal commitments as of March 31, 2026 are as follows.

(Unit: KRW 1 million)

Category	Counterparty	Commitment amount	Outstanding commitment balance

Commercial paper purchase commitments	Hyundai Capital	50,000	50,000

	Hyundai Commercial	40,000	40,000
	Korea Electric Power Corporation	100,000	100,000
	Hanwha TotalEnergies	50,000	50,000
	Korea Land and Housing Corporation	100,000	100,000
	Korea Land and Housing Corporation	200,000	200,000

Loan covenants	Osan Segyo AFPV Co., Ltd.	10,000	10,000

Loan agreements	Woori Wangjeong Land Development No. 1 CR-REIT Co., Ltd.	2,268	2,268
	Tmax D&S Co., Ltd.	8,000	8,000
	Epicure Holdings Co., Ltd.	5,000	3,000
	Eden Central Co., Ltd.	19,320	18,710
	Korea Golf Infrastructure Investment Co., Ltd.	5,000	573
	Landmark Sewoon Co., Ltd.	11,100	11,100
	Landmark Sewoon Co., Ltd..	10,500	10,500
	Meteus Seo-Icheon Integrated Logistics Center PFV Co., Ltd.	16,500	16,500
	Atlas Air Technical Services LLC	7,400	7,400
	IGIS Ansan Real Estate Private Equity Investment Company	7,030	7,030
	Marbling Development Co., Ltd.	300	300
	Hahn & Company Semicon Materials Holdings LLC	3,000	3,000
	MGRV Co., Ltd.	4,200	4,200
	AACT LLC	2,334	2,334
	Anseong Matchum Logistics LLC	30,000	30,000
	HMT Solution Co., Ltd.	1,740	1,458
	HMT TECH Co., Ltd.	3,260	2,986
	TriArts Gunpo N First Co., Ltd.	4,270	4,270
	Wibi AK First Co., Ltd.	30,000	30,000
	Wibi Seah First Co., Ltd.	20,300	20,300
	Wibi Central First Co., Ltd.	30,000	30,000
	Wibi Retail First Co., Ltd.	50,750	50,750
	Wibi Smile AP First Co., Ltd.	50,100	50,100
	Bridge Beta First Co., Ltd..	48,000	48,000
	Fine DCP PFV Co., Ltd.	30,000	30,000
	LG Energy Bio Refining Co., Ltd.	50,000	50,000
	WIB Shield First Co., Ltd.	30,000	30,000
	Koramco Value Investment No. 3 CR-REIT Co., Ltd.	12,500	12,500
	Balance Beta First Co., Ltd.	50,700	50,700

Total Commitment		1,093,572	1,085,978

(2) Details of borrowing commitments as of March 31, 2026 are as follows.

(Unit: KRW 1 million)

Category	Counterparty	Commitment amount	Amount drawn	Commitment Period

Overdraft facilities	Woori Bank	150,000	—	For one year commencing on October 29, 2025
	Hana Bank	20,000	—	For one year commencing on March 20, 2026.

KRW revolving credit facilities	Shinhan Bank	30,000	—	For one year commencing on February 17, 2026.
	Standard Chartered Bank Korea	70,000	—	For one year commencing on February 17, 2026.
	NH NongHyup Bank	30,000	—	For one year commencing on March 2, 2026.
	Bank of China Limited, Seoul Branch	50,000	—	For one year commencing on May 9, 2025.

(3)	Details of capital contribution commitments as of March 31, 2026 are as follows.

(Unit: KRW 1 million)

Category	Committed amount	Outstanding commitment balance

Woori National Growth Matching Private Investment Trust No. 1	3,000	3,000

Brain KOSDAQ Venture Private Investment Trust No. 4 (Professional Investors)	3,000	2,100

AOA Chasm Breakthrough Investment Association	3,000	2,700

WE K-AI Tech Narae Fund	2,000	2,000

(Tentative name) QCP No. 19 Private Equity Limited Partnership	2,000	2,000

Woori Global Power Infrastructure Synergy Fund	151	28

Woori G North America Energy Infrastructure Private Special Asset Fund	151	55

Woori GP Infrastructure New Deal Private Investment Trust No. 1	1,000	133

Woori ESG Infrastructure Development Private Investment Trust No. 1	1,000	346

Kiwoom Harmony Private Investment Trust No. 3	2,000	836

AI Partners Global Infrastructure Private Feeder Fund No. 2	454	70

Woori G GP Connect Private Investment Trust No. 3	1,000	556

Woori G Core Industry Corporate Support Private Investment Trust No. 2	300	4

Woori Real Estate Finance Stabilization Private Investment Trust No. 1	500	1

Woori Real Estate Finance Stabilization Private Investment Trust No. 2	2,000	1,441

Woori Top-Class Seonjongwoo Private Investment Trust	25,000	648

Woori Top-Class Equity Fund-of-Funds General Private Investment Trust	1,650	1,531

Woori Future Shared Growth Advanced Strategy Private Investment Trust	20,000	16,000

NH-Woori New Deal Growth Alpha No. 1 Private Equity Limited Partnership	2,000	21

Glenwood Korea No. 3-1 Private Equity Limited Partnership	10,000	8,855

Premier Growth Strategy M&A No. 4-1 Private Equity Limited Partnership	3,000	2,402

VIG LIB Co-investment Private Equity Limited Partnership	5,000	156

Aon Prime Security Venture Fund	3,000	1,500

Woori Dinolab Co-investment Association No. 3	2,000	2,000

Woori G GP Commit Loan Private Investment Trust No. 2	2,500	140

Woori Corporate Loan (PDF) Private Investment Trust No. 1	7,500	—

Total Commitments	103,207	48,522

[ABL Life Insurance Co., Ltd.]

A. Material Litigation

(1)	Cases in Which the Company Is the Plaintiff

1)	Litigation for the Return of the Purchase Price and Related Claims

Category	Details

Date of Filing	April 24, 2020

Parties to the litigation	• Plaintiff: ABL Life Insurance Co., Ltd. • Defendant: OOO Securities Co., Ltd. and one other party

Subject of the litigation	Claim for the return of the purchase price and damages following the cancellation of a beneficiary securities purchase agreement.

Amount in dispute	Approximately KRW 17.3 billion

Status	Following a partial victory at first instance, the appeal proceedings are currently ongoing.

Future litigation schedule and response plan	Since the outcome of a recently decided case involving investors in a subsequent fund is expected to affect this case, the Company is preparing its arguments in line with the reasoning of that judgment and is preparing for the appellate hearings.

Potential impact on the Company depending on the outcome of the litigation	Depending on the percentage of comparative negligence allocated between the plaintiff and the defendants, the Company may receive additional damages or may be required to return a portion of the judgment amount it has already received.

B. Other Contingent Liabilities, etc.

The amounts of off-balance-sheet financial instruments, including loan commitments, are as follows.

Category	First quarter of 2026	2025	2024

Loan commitments	266	1,374	18,157

Securities purchase commitments	631,027	681,774	490,976

[Woori Asset Trust]

A. Material Litigation

(1)	Cases in which the Company is the plaintiff

1)	Litigation seeking the surrender of a building

Category	Details

Date of Filing	• April 30, 2025

Parties to the Litigation	• Plaintiff: Woori Asset Trust Co., Ltd. • Defendant: OOOO Cheongna and two other parties

Subject of the litigation	• As the owner, the plaintiff seeks the surrender of the building from the unauthorized occupants

Amount in dispute	• Approximately KRW 23.9 billion

Status	• First-instance proceedings are ongoing

Future litigation schedule and response plan	• Legal counsel has been appointed to represent the Company in the first-instance proceedings

Potential impact on the Company depending on the outcome of the litigation	• As this litigation concerns trust property, it is expected to have a limited impact on the Company’s own assets.

2)	Litigation seeking restitution of unjust enrichment and related claims

Category	Details

Date of filing	July 25, 2025

Parties to the litigation	• Plaintiff: Woori Asset Trust Co., Ltd. • Defendant: OOOOOOO Insurance Co., Ltd. and four other parties

Subject of the litigation

•

As trustee, the Company contends that it is liable only for the actual loss represented by the outstanding principal and interest owed to the lending financial institutions holding the claims, and seeks restitution of unjust enrichment and related relief with respect to any amounts received by the defendants in excess of that loss.

Amount in dispute	• Approximately KRW 17.3 billion

Status	• First-instance proceedings are ongoing.

Future litigation schedule and response plan	• Legal counsel has been appointed to represent the Company in the first-instance proceedings

Potential impact on the Company depending on the outcome of the litigation

•

This action seeks reimbursement of provisional payments made by the Company in respect of the damages claimed by the defendants. If the Company ultimately loses, recovery of those provisional payments made from its own assets may be difficult; however, as an allowance for credit losses has already been recognized for accounting purposes, the impact on the Company’s profit or loss is expected to be limited.

3)	Litigation seeking restitution of unjust enrichment and related claims

Category	Details

Date of filing	• September 2, 2025

Parties to the litigation	• Plaintiff: Woori Asset Trust Co., Ltd. • Defendant: OOOOOOO Insurance Co., Ltd. and three other parties

Subject of the litigation

•

As trustee, the Company contends that it is liable only for the actual loss suffered by the lending financial institutions and seeks restitution of unjust enrichment and related relief with respect to amounts received by the defendants in excess of that loss.

Amount in dispute	• Approximately KRW 12.8 billion

Status	• First-instance proceedings are ongoing.

Future litigation schedule and response plan	• Legal counsel has been appointed to represent the Company in the first-instance proceedings.

Potential impact on the Company depending on the outcome of the litigation

•

This action seeks reimbursement of provisional payments made by the Company in respect of the damages claimed by the defendants. If the Company ultimately loses, recovery of those provisional payments made from its own assets may be difficult; however, as an allowance for credit losses has already been recognized for accounting purposes, the impact on the Company’s profit or loss is expected to be limited.

(2)	Cases in which the Company is the defendant

1)	Litigation seeking cancellation of the registration of transfer of ownership

Category	Details

Date of filing	• January 4, 2022

Parties to the litigation	• Plaintiff: ¡¡ LLC and one other party • Defendant: Woori Asset Trust Co., Ltd.

Subject of the litigation

•

As settlors, the plaintiffs seek cancellation of the registration reflecting amendments to the trust register and request registration of the transfer of ownership based on the reversion of the trust property.

Amount in dispute	• Approximately KRW 13.2 billion (value of the claim on appeal) / KRW 49.9 billion (value of the claim at first instance)

Status	• The Company lost at first instance, and the appeal proceedings are ongoing

Future litigation schedule and response plan	• Legal counsel has been appointed to represent the Company in the appellate proceedings

Potential impact on the Company depending on the outcome of the litigation	• If the Company loses the case, legal disputes may arise with the priority beneficiaries

2)	Litigation seeking the return of sale proceeds and related claims

Category	Details

Date of filing	• November 23, 2023

Parties to the litigation	• Plaintiffs: OOO Consulting Co., Ltd. and 38 other parties • Defendant: Woori Asset Trust Co., Ltd., OOOOO Partners Co., Ltd.

Subject of the litigation

•

The plaintiffs, as purchasers of the units, seek the return of the sale proceeds on the grounds of violations of the Act on the Sale of Buildings and termination of the sale agreements (partial claim)

Amount in dispute	• KRW 2.0 billion (amount in dispute on appeal) / KRW 14.2 billion (amount in dispute at first instance)

Status	• The Company lost at first instance, and the appeal proceedings are ongoing

Future litigation schedule and response plan	• Legal counsel has been appointed to represent the Company in the appellate proceedings

Potential impact on the Company depending on the outcome of the litigation	• As this litigation concerns trust property, the impact on the Company’s own assets is expected to be limited.

3)	Litigation seeking payment of construction costs

Category	Details

Date of filing	• January 5, 2024

Parties to the litigation	• Plaintiff: ¡¡ Co., Ltd. • Defendant: Woori Asset Trust Co., Ltd. and ¡¡¡¡ Cheongna Co., Ltd.

Subject of the litigation	• The plaintiff, as the contractor under a construction contract, seeks payment of construction costs from the Company in its capacity as the contractual employer.

Amount in dispute	• KRW 15.3 billion (amount in dispute on appeal) / KRW 31.0 billion (amount in dispute at first instance)

Status	• The Company prevailed at first instance • Following the dismissal of the appeal at second instance, the judgment became final

Future litigation schedule and response plan	• The case was finally concluded upon dismissal of the appeal at second instance (February 7, 2026)

Potential impact on the Company depending on the outcome of the litigation	• As the Company’s victory was finally confirmed on appeal, there is no loss to the Company’s own assets.

4) Litigation seeking the return of investment funds and related claims

Category	Details

Date of filing	• March 6, 2024

Parties to the litigation	• Plaintiffs: OOO Co., Ltd. and 29 other parties • Defendants: Woori Asset Trust Co., Ltd. and two other parties

Subject of the litigation	• The plaintiffs, as purchasers of the units, seek the return of the sale proceeds and related relief from the Company

Amount in dispute	• KRW 21.9 billion

Status	• The Company prevailed at first instance, and the appeal proceedings are ongoing

Future litigation schedule and response plan	• Legal counsel has been appointed to represent the Company in the appellate proceedings.

Potential impact on the Company depending on the outcome of the litigation	• As the litigation concerns trust property, the impact on the Company’s own assets is expected to be limited

5) Litigation seeking penalties (liquidated damages) and related claims

Category	Details

Date of filing	• March 14, 2024

Parties to the Litigation	• Plaintiff: ¡¡¡¡¡¡¡¡ and ¡¡¡¡ Best LLC • Defendant: Woori Asset Trust Co., Ltd. and one other party

Subject of the litigation	• The plaintiff, as the purchaser of the trust real estate, seeks penalties (liquidated damages) and related relief on the grounds of termination of the sale agreement.

Amount in dispute	• KRW 10 billion

Status	• The Company lost at first instance (within the scope of the trust property), and the judgment became final following a court-recommended settlement in the appellate proceedings.

Future Litigation Schedule and Response Plan	• The case was finally concluded through a court-recommended settlement at the appellate stage (February 27, 2026)

Potential impact on the Company depending on the outcome of the litigation	• As the litigation concerns trust property, the impact on the Company’s own assets is expected to be limited.

6) Litigation seeking registration of transfer of ownership and cancellation of the trust registration

Category	Details

Date of filing	• March 19, 2024

Parties to the Litigation	• Plaintiff: ¡¡¡ Land Co., Ltd • Defendant: Woori Asset Trust Co., Ltd.

Subject of the litigation	• The plaintiff, as the settlor, seeks registration of the transfer of ownership and cancellation of the trust registration against the Company on the grounds of breach of the trust agreement.

Amount in dispute	• KRW 28.2 billion

Status	• The Company prevailed at first instance, and the appeal proceedings are ongoing.

Future litigation schedule and response strategy	• Legal counsel will be appointed for the appellate proceedings.

Potential impact on the Company depending on the outcome of the litigation	• As the litigation concerns trust property, the impact on the Company’s own assets is expected to be limited.

7) Litigation seeking registration of transfer of ownership

Category	Details

Date of filing	• June 20, 2024

Parties to the litigation	• Plaintiff: ¡¡¡ ¡¡¡¡¡ Mixed-use Residential Housing Association • Defendant: Woori Asset Trust Co., Ltd.

Subject of the litigation

•

The plaintiff, as a creditor of the settlor, seeks, by way of subrogation against the Company on behalf of the settlor, the performance of the procedures for registration of the transfer of ownership based on the termination of the trust agreement.

Amount in dispute	• KRW 11.1 billion

Status	• The Company lost at first instance, and the appeal proceedings are ongoing

Future litigation schedule and response strategy	• Legal counsel has been appointed to represent the Company in the appellate proceedings

Potential impact on the Company depending on the outcome of the litigation	• As the litigation concerns trust property, the impact on the Company’s own assets is expected to be limited.

8) Litigation seeking defect repair costs and related claims

Category	Details

Date of filing	August 1, 2024

Parties to the litigation	• Plaintiff: Residents’ Representative Council of ¡¡¡¡ Phase 5 • Defendant: Woori Asset Trust Co., Ltd. and four other parties

Subject of the litigation	• The plaintiff, as the Residents’ Representative Council, seeks damages in lieu of defect repairs from the Company

Amount in dispute	• KRW 11 billion

Status	• First-instance proceedings are ongoing

Future litigation schedule and response strategy	• Legal counsel has been appointed to represent the Company in the first-instance proceedings

Potential impact on the Company depending on the outcome of the litigation	• The Company believes it bears no responsibility for the defect repairs; in any event, the impact on the Company’s own assets is expected to be limited.

9) Damages litigation

Category	Details

Date of filing	• September 10, 2024

Parties to the litigation	Plaintiffs: ¡¡ Savings Bank Co., Ltd. and seven other parties • Defendants: Woori Asset Trust Co., Ltd. and four other parties

Subject of the litigation	• The plaintiffs, as priority beneficiaries, allege that the Company breached its duty of due care and seek recovery of the loan amount

Amount in dispute	• KRW 44.4 billion

Status	• First-instance proceedings are ongoing

Future litigation schedule and response strategy	• Submission of opinions regarding the proceedings and attendance by the Company’s legal counsel at the hearing once the hearing date is scheduled.

Potential impact on the Company depending on the outcome of the litigation	• As the claims include damages based on alleged fault attributable to the Company, an unfavorable outcome could result in losses to the Company’s own assets.

10) Litigation seeking the return of sale proceeds

Category	Details

Date of filing	• November 26, 2024

Parties to the litigation	• Plaintiffs: ¡¡ E&R Co., Ltd. and 13 other parties • Defendants: Woori Asset Trust Co., Ltd. and ¡¡ Asset Trust Co., Ltd

Subject of the litigation	• The plaintiffs, as purchasers of the units, seek the return of the sale proceeds from the Company on the grounds of termination of the sale agreements.

Amount in dispute	• KRW 11.3 billion

Status	• The Company lost at first instance (within the scope of the trust property), and the appeal proceedings are ongoing

Future litigation schedule and response strategy	• Legal counsel has been appointed to represent the Company in the appellate proceedings.

Potential impact on the Company depending on the outcome of the litigation	• As the litigation concerns trust property, the impact on the Company’s own assets is expected to be limited.

11) Litigation seeking the return of sale proceeds, etc.

Category	Details

Date of filing	• June 13, 2025

Parties to the litigation	• Plaintiffs: Kim ¡¡ and 48 others. • Defendant: Woori Asset Trust Co., Ltd. and 8 others

Subject of the litigation	• The plaintiffs, as purchasers of the units, seek the return of the sale proceeds and related amounts from the defendants on the grounds of termination of the sales contract.

Amount in dispute	• KRW 51.3 billion

Status	• First-instance proceedings are ongoing.

Future litigation schedule and response strategy	• Legal counsel has been appointed for the first-instance proceedings and is handling the case

Potential impact on the Company depending on the outcome of the litigation	• As the litigation concerns trust property, the impact on the Company’s own assets is expected to be limited

12) Litigation seeking performance of the termination of the sales contract, etc.

Category	Details

Date of filing	• June 23, 2025

Parties to the litigation	• Plaintiff: ¡¡¡¡¡ Bank Co., Ltd. • Defendant: Woori Asset Trust Co., Ltd.

Subject of the litigation	• The plaintiff, as the institution providing intermediate-payment loans, seeks that the defendant carry out the procedures for terminating the sales contract and return the sale proceeds.

Amount in dispute	• KRW 11.5 billion

Status	• First-instance proceedings are ongoing.

Future litigation schedule and response strategy	• Legal counsel has been appointed for the first-instance proceedings and is handling the case.

Potential impact on the Company depending on the outcome of the litigation	• Under the intermediate-payment loan agreement, the Company’s obligations are limited to the scope of the trust property; therefore, the impact on the Company’s own assets is expected to be limited.

13) Litigation seeking the return of sale proceeds, etc.

Category	Details

Date of filing	• October 1, 2025

Parties to the litigation	• Plaintiff: OO Capital Co., Ltd. • Defendant: Woori Asset Trust Co., Ltd., OOO Venture OOO Co., Ltd.

Subject of the litigation

•

The plaintiff, as the financial institution providing the intermediate-payment loan, seeks termination of the sales contract and the return of the sale proceeds within the scope of the trust property.

Amount in dispute	• KRW 21.6 billion

Status	• First-instance proceedings are ongoing.

Future litigation schedule and response strategy	• Legal counsel has been appointed for the first-instance proceedings and is handling the case.

Potential impact on the Company depending on the outcome of the litigation	• The Company’s obligations under the down payment loan agreement are limited to the scope of the trust property; accordingly, the impact on the Company’s own property is minimal

14) Litigation seeking the return of sale proceeds, etc.

Category	Details

Date of filing	• December 31, 2025

Parties to the litigation	• Plaintiff: ¡¡ Savings Bank Co., Ltd. • Defendant: Woori Asset Trust Co., Ltd., OOO Venture OOO Co., Ltd.

Subject of the litigation	• The plaintiff, as the financial institution providing the intermediate-payment loan, seeks the return of the sale proceeds within the scope of the trust property under the trust agreement.

Amount in dispute	• KRW 18.2 billion

Status	• First-instance proceedings are ongoing.

Future litigation schedule and response strategy	• Legal counsel has been appointed for the first-instance proceedings and is handling the case.

Potential impact on the Company depending on the outcome of the litigation	• Under the intermediate-payment loan agreement, the Company’s obligations are limited to the scope of the trust property; therefore, the impact on the Company’s own assets is expected to be limited.

15) Litigation for registration of transfer of ownership

Category	Details

Date of filing	• January 23, 2026

Parties to the litigation	Plaintiff: ¡¡¡¡¡¡ Co., Ltd. • Defendant: Woori Asset Trust Co., Ltd.

Subject of the litigation	• The plaintiff, as the settlor, seeks cancellation of the registration of transfer of ownership on the grounds that the trust registration in this case is invalid.

Amount in dispute	• KRW 12 billion

Status	• First-instance proceedings are ongoing

Future litigation schedule and response strategy	• Legal counsel has been appointed for the first-instance proceedings and is handling the case.

Potential impact on the Company depending on the outcome of the litigation

•

As this is not a lawsuit seeking monetary payment from the Company, the possibility of loss to the Company’s own assets is considered low. However, if the Company loses the case, it may be required to bear the opposing party’s litigation costs.

B. Status of Debt Guarantees

Woori Asset Trust has received housing sale guarantees and other guarantees totaling KRW 7,815,565 million from the Korea Housing & Urban Guarantee Corporation (HUG) for licenses and approvals related to its trust business, and court deposit guarantees, licensing guarantees, and other guarantees totaling KRW 218,546 million from Seoul Guarantee Insurance.

The above guarantee insurance and similar guarantees relate to trust accounts established for carrying out trust business and are not related to Woori Asset Trust’s own accounts.

C. Status of Debt Assumption Agreements

The details of the loan commitments and similar agreements provided by the consolidated entity are as follows.

(Unit: KRW 1 million)

Classification	Q1 2026	2025	2024

Extension of credit (off-balance sheet)	190,889	192,027	165,911

D. Other Contingent Liabilities, etc.

The details of provisions are as follows.

(Unit: KRW 1 million)

Classification	Q1 2026	2025	2024

Provision for trust-related risks	23,332	23,091	7,943

Other provisions	16,925	17,674	3,878

Note 1) Includes amounts for which a present obligation exists as a result of past events, such as damages arising from the performance of trust business, and for which an outflow of resources is considered probable.

Note 2) Estimated expected losses related to unused loan commitments associated with the trust business are recognized as other provisions.

[ Woori Financial Savings Bank ]

A. Significant Litigation

(1)	Cases where the Company is the plaintiff

1) Return of sale proceeds, etc.

Category	Details

Date of filing	2025.12.31

Parties to the litigation	Plaintiff: Woori Financial Savings Bank • Defendant: ooo Venture oo and one other party.

Subject of the litigation	Lawsuit seeking the return of sale proceeds following the termination of a knowledge-industry-center purchaser loan agreement.

Amount in dispute	KRW 18.2 billion

Status	December 31, 2025 (complaint filed)

Future litigation schedule and response strategy	A first-instance judgment is expected around July 2026. The litigation will proceed by establishing the legal principle governing the sales contract, and recovery procedures are planned based on obtaining dismissal at the first instance.

Potential impact on the Company depending on the outcome of the litigation	This claim has already been written off, and the remaining balance is scheduled to be written off following approval from the Financial Supervisory Service. If the Company loses the case, no additional financial loss is expected; if it prevails, the recovered amount will be recognized as income through reversal of the write-off.

K. Risks Relating to Legal Regulation of Financial Holding Company

Under the FHCA, the Wholly-Owning Parent Company is subject to compliance obligations relating to restrictions on investments and equity ownership by financial holding companies, limitations on credit extensions to a single borrower, a single business group and major shareholders, and restrictions on transactions with subsidiaries and other affiliated companies. Investors are advised to note that the legal sanctions described above may be imposed.

Under the FHCA, the Wholly-Owning Parent Company is subject to compliance obligations relating to restrictions on investments and equity ownership by financial holding companies, limitations on credit extensions to a single borrower, a single business group and major shareholders, and restrictions on transactions with subsidiaries and other affiliated companies. Pursuant to Article 48(1)(3) of the Financial Holding Companies Act, a subsidiary, etc. of a financial holding company shall not extend credit to another subsidiary, etc. in an amount exceeding ten percent (10%) of its equity capital per subsidiary, etc., or twenty percent (20%) of its equity capital in the aggregate for all subsidiaries, etc., and when extending credit between subsidiaries, etc., belonging to the same financial holding company, collateral shall be secured at the ratio prescribed by the Financial Services Commission.

In addition, there is an obligation to comply with the restrictions on holding company conduct under the Monopoly Regulation and Fair Trade Act (prohibition on maintaining debt in excess of twice the total capital). The Company is in compliance with the restrictions on activities under the Financial Holding Company Act and the Monopoly Regulation and Fair Trade Act.

The detailed restrictions on activities under the Financial Holding Company Act are as follows:

[Restrictions on Capital Contributions and Investments by Financial Holding Companies]

Restrictive Provisions	Details	Whether Satisfied

Restrictions on Shareholding in Affiliated Companies (Article 6-4 of the Act)	A financial holding company shall not own shares of any affiliate other than its subsidiaries.	Not applicable

Obligation to Own Shares of Subsidiaries (Article 43-2 of the Act)	Ownership of 50% or more of the total issued shares of a subsidiary (30% or more in the case of listed companies)	Satisfied

Restrictions on Holding Shares in Other Companies (Article 44 of the Act)	Prohibition on holding more than 5% of the total issued shares of a company that is not a subsidiary or affiliate	Not applicable

[Limitation on Credit Extension]

Restrictive Provisions	Details	Whether Satisfied

Credit extensions to the same borrower (Article 45(1) of the Act)	The aggregate amount of credit extended by a financial holding company, etc. to the same borrower shall not exceed twenty-five percent (25%) of the aggregate net equity capital of such financial holding company, etc.	Satisfied

Credit extensions to the same company (Article 45(2) of the Act)	The aggregate amount of credit extended by a financial holding company, etc. to the same individual or corporation shall not exceed twenty percent (20%) of the net aggregate equity capital of such financial holding company, etc.	Satisfied

Credit Extensions to Major Shareholders (Article 45(2) of the Act)	The aggregate amount of credit that a bank holding company, etc. may extend to a major investor (including specially related persons) of the bank holding company shall not exceed the lesser of the amount equivalent to twenty-five percent (25%) of the net aggregate amount of equity capital of such bank holding company, etc., or the amount equivalent to the ratio of such major investor’s investment in the relevant bank holding company. In addition, the aggregate amount of credit extended to all investors of a bank holding company shall not exceed twenty-five percent (25%) of the net aggregate equity capital of such bank holding company and its subsidiaries.	Satisfied

[Restrictions on the Acts of Subsidiary Companies]

Restrictive Provisions	Details	Whether Satisfied

Prohibition on the extension of credit to the financial holding company in question (Article 48(1)(i) of the Act)	Prohibition on the extension of credit by the subsidiaries, etc., of a financial holding company to such financial holding company	Not applicable

Restrictions on Holding Shares in Other Subsidiaries, etc. (Article 48(1)(ii) of the Act)	Subsidiaries, etc. of a financial holding company shall be prohibited from owning shares of other subsidiaries, etc. (excluding companies directly controlled by such subsidiaries, etc.) within the financial holding company.	Not applicable

Restrictions on credit extension limits and collateral security requirements for other subsidiaries, etc. (Article 48(1)(3) and Article 48(2) of the Act)	A subsidiary, etc. of a financial holding company is prohibited from extending credit to another subsidiary, etc. in an amount exceeding 10/100 of its own capital per subsidiary or 20/100 of its own capital in aggregate for all credit extensions to subsidiaries, etc.	Satisfied

	Where credit is extended between subsidiaries and other entities belonging to the same financial holding company, collateral must be secured at a rate of 100% to 130% according to the type of collateral.	Satisfied

[Restrictions on Conduct under the Monopoly Regulation and Fair Trade Act]

Restrictive Provisions	Details	Whether Satisfied

Restrictions on the Activities of Holding Companies (Article 18(2)(i) of the Act)	Holding debt in excess of twice the total amount of capital	Satisfied

Penalty surcharges shall be imposed for violations of the restrictions on equity investments and investments by financial holding companies, limits on credit extensions, and restrictions on subsidiary activities as prescribed by the Financial Holding Companies Act, and the detailed provisions regarding such penalty surcharges are as follows.

[Financial Holding Companies Act]

Article 64 (Penalty surcharges)

Where any financial holding company or its subsidiary, etc. violates Article 6-3, 6-4, 34, 36, 44, 45, 45-2, 45-3, 48, or 62-2 (1), or any major investor violates Article 45-4, the Financial Services Commission may impose penalty surcharges in accordance with the following classification: <Amended on Apr. 27, 2002; May 31, 2005; Aug. 3, 2007; Feb. 29, 2008; Jul. 31, 2009; Apr. 18, 2017; Apr. 20, 2021>

1. In cases of holding stocks in violation of Article 6-3 or 6-4: The aggregate of the book values of the stocks held in violation marked on the statement of financial position prescribed by Presidential Decree;

1-2. In cases of exceeding the limit on extension of credit under Article 34 (2): Up to the amount of credit extended in excess;

1.3. In cases of exceeding the limit on stock acquisition under Article 34 (3): Up to the aggregate of the book values of the stocks acquired in excess of the limit;

2. In cases of exceeding the stock holding limit under Article 44: Up to 30/100 of the aggregate of the book values of the stocks held in excess of the limit;

3. In cases of exceeding the limit on extension of credit under Articles 36 (1) and 45 (1) through (3): Up to 30/100 of the amount of credit extended in excess of the limit;

4. In cases of exceeding the limit on extension of credit under Article 45-2 (1) and (2): Up to the amount of credit extended in excess;

4-2. In cases of extending credit, transferring assets without consideration, trading or exchanging assets in violation of Article 45-2 (8) or (9): Up to the amount of credit extended or the book values of the assets;

5. In cases of exceeding the limit on stock acquisition under Article 45-3 (1): Up to the aggregate of the book values of the stocks acquired in excess of the limit;

5-2. Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit to the major investor in excess of the limit on extension of credit under Article 45-2 (1) or (2): Up to the amount of credit extended in excess of the limit;

5-3. Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit, transfer assets without consideration, or trade or exchange to the major investor in violation of Article 45-2 (8) or (9): Up to the amount of credit extended or the book values of the assets;

5-4. Where a major investor violates Article 45-4 whereby a bank holding company, etc. acquire stocks of the major investor in excess of the stock holding limit under Article 45-3 (1): Up to the aggregate of the book values of the stocks acquired in excess of the limit;

6.	Deleted; <Jul. 31, 2009>

7. Where a subsidiary, etc. extend credit to a financial holding company in violation of Article 48 (1) 1: Up to 30/100 of the amount of credit extended;

8. In cases of holding stocks of a subsidiary, etc. in violation of Article 48 (1) 2: Up to 30/100 of the aggregate of the book values of the stocks held;

9. In cases of exceeding the limit on extension of credit between subsidiaries, etc. in violation of Article 48 (1) 3: Up to 30/100 of the amount of credit extended in excess of the limit;

10. In cases of extending credit without securing appropriate collateral in violation of Article 48 (2): Up to 30/100 of the amount of credit extended;

11. In cases of trading dishonored assets in violation of Article 48 (3): Up to 30/100 of the book values of the assets;

12. In cases of holding stocks in violation of the provisions of Article 48 (5): Up to 5/100 of the aggregate of the book value of the stocks held;

13. Deleted; <Aug. 3, 2007>

14. In cases of holding stocks in violation of Article 62-2 (1): Not more than 5/100 of the aggregate of the book values of the stocks held.

Source: Korean Law Information Center

Such regulation is, to a certain extent, unavoidable in order to secure management stability as a major financial institution, and as of the business day immediately preceding the filing of the securities registration statement, the Company satisfies the applicable requirements regarding restrictions on conduct under the Financial Holding Companies Act and the Monopoly Regulation and Fair Trade Act. However, investors should note that the legal sanctions described above exist, and that penalty surcharges may be imposed in the event of a violation.

E. Risks Associated with the Acquisition of a New Company

In accordance with its plan to diversify its business structure, the Wholly-Owning Parent Company resolved at a meeting of its Board of Directors in May 2024 to pursue the merger of its subsidiary, Woori Investment Bank Co., Ltd., and Korea Foss Securities Co., Ltd., and to incorporate the surviving entity as a subsidiary. Upon obtaining approval from the Financial Services Commission on July 24, 2024, Woori Investment Bank Co., Ltd. was merged into Korea Foss Securities Co., Ltd. effective August 1, 2024, and the merged securities company was incorporated as a subsidiary of the Wholly-Owning Parent Company (which subsequently changed its name to Woori Investment & Securities Co., Ltd.). As a result of the merger, the Wholly-Owning Parent Company entered the new business of securities and Woori Investment & Securities obtained full authorization from the Financial Services Commission to engage in the investment trading business (including securities and underwriting business) in March 2025. In addition, in August 2024, the Wholly-Owning Parent Company resolved at a meeting of its Board of Directors to acquire shares of the wholly-owned subsidiary and ABL Life Insurance Co., Ltd., and received approval for their incorporation as subsidiaries at a regular meeting of the Financial Services Commission in May 2025. The acquisition was completed on July 1, 2025, upon payment of the final purchase price, thereby marking the group’s entry into the life insurance business. As a result of the Wholly-Owning Parent Company’s strategy to expand its non-banking businesses, differences in management, specific business sectors and corporate culture may affect its operations. Investors are advised to take note of this matter.

The Wholly-Owning Parent Company, through a resolution of its Board of Directors dated March 6, 2019, approved the acquisition of the wholly owned subsidiary and ABL Asset Management Co., Ltd. (formerly Allianz Asset Management), and on April 8, 2019, entered into a share purchase agreement (SPA) to acquire a 73% equity interest in Tongyang Asset Management Co., Ltd. and a 100% equity interest in ABL Asset Management Co., Ltd. The acquisition cost for Tongyang Asset Management Co., Ltd. was approximately KRW 122.4 billion, representing 0.6% of the Wholly-Owning Parent Company’s equity capital as of the third quarter of 2019. On July 24, following approval by the Financial Services Commission for the incorporation of a subsidiary and a change to large shareholders, Tongyang Asset Management was incorporated as a subsidiary of the Wholly-Owning Parent Company on August 1 and changed its corporate name to Woori Asset Management. As for ABL Asset Management, its incorporation as a subsidiary was completed on December 6, 2019, and its name was changed to Woori Global Asset Management. On October 26, 2023, the relevant asset management companies (Woori Asset Management and Woori Global Asset Management ) executed a merger agreement, and on January 10, 2024, following approval of the merger agreement at Woori Asset Management’s general meeting of shareholders and a board of directors’ resolution in lieu of a general meeting of shareholders at Woori Global Asset Management, Woori Global Asset Management was absorbed and merged into Woori Asset Management effective January 29, 2024.

*	Refer to the disclosure “Withdrawal of Subsidiary from Holding Company” dated January 23, 2024 (Financial Supervisory Service, Electronic Disclosure System website)

In addition, on July 25, 2019, the Wholly-Owning Parent Company entered into a share purchase agreement to acquire a 44.5% equity stake (58.6% on a voting rights basis) in Kukje Asset Trust Co., Ltd. for the purpose of acquiring a controlling interest, with provisions to acquire an additional 21.3% equity stake (28.0% on a voting rights basis) after a specified period, and the subsidiary was integrated as of December 30, 2019.

On December 10, 2020, the Wholly-Owning Parent Company acquired shares of Aju Capital Co., Ltd. pursuant to the exercise of a third-party designated preferential right to purchase by Woori Bank, a subsidiary of the Wholly-Owning Parent Company, with respect to the shares of Aju Capital Co., Ltd. owned by the Well to Sea No. 3 Investment Purpose Company (shareholding ratio: 74.0%)

Accordingly, Aju Savings Bank Co., Ltd., in which Aju Capital held a 100% equity interest, was incorporated as a sub-subsidiary, and thereafter, on March 12, 2021, the Company acquired the shares of Aju Savings Bank Co., Ltd. held by Aju Capital and incorporated it as a wholly-owned subsidiary (refer to the public disclosure on holding company incorporation of a subsidiary dated March 12, 2021).

In addition, 13.3% of the shares in Woori Financial Capital (formerly Aju Capital) (excluding treasury shares; 12.9% when treasury shares are included) were additionally acquired on April 15, 2021, the treasury shares (3.6% of shares) held by Woori Finance Capital were acquired on May 24, 2021, and on August 10, 2021, through a comprehensive share exchange, 5,792,866 new shares of the controlling company were given to the shareholders of Woori Financial Capital, excluding the controlling company, for the acquisition of the remaining shares (9.5%) of Woori Financial Capital, thereby making Woori Financial Capital a wholly-owned subsidiary.

On January 7, 2022, Woori Financial F&I, a non-performing loan and restructuring investment company, was established (100% equity ownership, paid-in capital of KRW 200 billion) and incorporated as a wholly-owned subsidiary.

In January 2023, the Wholly-Owning Parent Company entered into a Memorandum of Understanding (MOU) to acquire equity interests in DAOL Investment & Securities and DAOL Investment Co., Ltd. for the purpose of strengthening its non-banking sector. Subsequently, the Wholly-Owning Parent Company entered into a share purchase agreement (SPA) to acquire 52% of the equity interest in DAOL Investment Co., Ltd. for an acquisition price of KRW 212.5 billion, and completed the incorporation of (former) Daol Investment (renamed Woori Venture Partners) as a wholly owned subsidiary of the Wholly-Owning Parent Company on March 23, 2023.

The Wholly-Owning Parent Company resolved at its board of directors meeting held on May 26, 2023 to effect a comprehensive share exchange for the purpose of making Woori Investment Bank Co., Ltd. and Woori Venture Partners Co., Ltd., its subsidiaries, into wholly-owned subsidiaries, and completed this share exchange as of August 8, 2023. (For further details, please refer to the Wholly-Owning Parent Company’s Report on Material Facts (Resolution on Share Exchange/Transfer) dated May 26, 2023 and June 1, 2023, the Securities Registration Statement (Comprehensive Share Exchange/Transfer) dated June 7, 2023, and the Securities Performance Report (Merger, etc.) dated August 8, 2023.)

Meanwhile, the Wholly-Owning Parent Company resolved at a meeting of its board of directors in May 3, 2024 to pursue the merger of its subsidiary, Woori Investment Bank, and the online funding platform Korea Foss Securities Co., Ltd., and to incorporate the merging corporation as a subsidiary. Following approval from the Financial Services Commission on July 24, 2024, Woori Investment Bank was merged into Korea Foss Securities on August 1, 2024. The merged entity was renamed Woori Investment & Securities Co., Ltd. and became a subsidiary of the Wholly-Owning Parent Company. As a result of the merger, the Wholly-Owning Parent Company entered the new business of securities and Woori Investment & Securities obtained full authorization from the Financial Services Commission to engage in the investment trading business (including securities and underwriting business) in March 2025.

[Other Management Matters (Voluntary Disclosure) (Disclosed on May 3, 2024)]

1. Title	Resolution Approving the Inclusion of Korea Foss Securities Co., Ltd. as a Subsidiary

2. Main Details	As the 100% shareholder of Woori Investment Bank, the Company has consented to the merger between Woori Investment Bank and Korea Foss Securities, and has resolved that, upon completion of the merger procedures, Korea Foss Securities, as the surviving entity, shall be incorporated as a subsidiary of the holding company, and Woori Investment Bank shall be dissolved and accordingly excluded from the subsidiaries of the holding company.

3. Date of Decision (Confirmation)	May 3, 2024

4. Other Material Matters Related to Investment Decisions

•

As part of expanding our non-banking business portfolio, a decision was made to enter the securities industry through the merger of the two entities.

•

The Company plans to disclose the “incorporation of the subsidiary into the holding company” upon completion of the merger procedures between the two companies, including approval by the Financial Services Commission and resolutions at the shareholders’ meetings (including board of directors’ resolutions in lieu of shareholders’ meetings) of each company.

ø Related Disclosures	-

(Source: Financial Supervisory Service, Electronic Disclosure System)

[Report on Material Facts (Resolution on Corporate Merger) (Woori Investment Bank disclosure dated May 3, 2024)]

1. Method of Merger	Korea Foss Securities absorbs Woori Investment Bank • Surviving Entity: Korea Foss Securities • Dissolving Company: Woori Investment Bank

- Type of Merger	Short Form Merger

2. Purpose of Merger	To strengthen competitiveness, enhance management efficiency, and achieve sustainable growth through the maximization of synergies resulting from the merger.

3. Key Impacts and Effects of Merger

1. Key Impact and Effects on the Company’s Management

•

As of the day immediately preceding the filing date of this report, the largest shareholder of the surviving entity, Korea Foss Securities, is Korea Securities Finance Co., Ltd. (with shareholding ratio of 51.68%), and the largest shareholder of the dissolved company, Woori Investment Bank, is Woori Finance Holdings (with a shareholding ratio of 100%).

•

Upon completion of the merger, the surviving entity Korea Foss Securities plans to issue 471,924,259 new registered common shares (with a par value of KRW 500 per share as of the merger date) and deliver them to Woori Finance Holdings. Upon completion of the delivery, the largest shareholder of Korea Foss Securities, the surviving entity, is expected to change to Woori Finance Holdings (with an expected shareholding ratio of 97.13%).

2. Material Impact and Effect on the Company’s Financial Condition and Operations – Korea Foss Securities, as the surviving entity, is expected to establish new growth momentum through this merger by leveraging the capital strength and stable revenue base of Woori Investment Bank, the dissolving company.

Upon the merger, Woori Investment Bank shall be dissolved and cease to exist, and Korea Foss Securities shall comprehensively succeed to all assets, liabilities, and all other properties, rights, and obligations held by Woori Investment Bank as of the effective date of the merger, without any additional procedures or agreements.

Subject to obtaining the relevant licenses and permits, the surviving entity after the merger will engage in the investment trading business, investment brokerage business, short-term financial business, and other activities as a comprehensive securities company.

4. Merger Ratio	Korea Foss Securities Co., Ltd. : Woori Financial = 1 : 0.34126920577

- In the case of a merger resulting in the dissolution of a special purpose acquisition company

Ratio of the reference price on the listing date of the new merger shares to the closing price on the last trading day of the SPAC -

• As both of the merger parties are unlisted companies, there are no laws or regulations that separately prescribe the method of calculating the merger ratio for mergers between unlisted companies.

5. Basis for calculating merger ratio

•

Accordingly, the merger parties mutually consulted and applied the earnings value approach, and in order to ensure the fairness of the merger ratio, calculated the value per share through external advisory services, and based thereon, derived the merger ratio. Pursuant to Article 6 of the Enforcement Rules of the Regulations on the Issuance and Disclosure, etc., of Shares, earnings value shall be reasonably calculated by applying methods generally recognized as fair and reasonable for the calculation of future earnings value, such as the discounted cash flow model or the dividend discount model; accordingly, the earnings value for the calculation of this merger ratio was determined using the discounted cash flow method, and the Free Cash Flow to Equity (FCFE) method, which was deemed most reasonable for the merger parties, was applied. The share valuation record date was December 31, 2023, and the earnings value was calculated based on the historical financial statements, business plans, and external research materials of both companies. The value per share calculated through this method is KRW 2,821 for Korea Foss Securities and KRW 963 for Woori Investment Bank, and the merger ratio calculated using these values as the merger price is 1: 0.34126920577.

6. Matters Concerning External Assessment	External Assessment Status	Not Applicable
	- Grounds and Reasons	As this Merger is between unlisted corporations, no valuation by an external appraisal agency is required pursuant to Article 165-4 of the Financial Investment Services and Capital Markets Act and Article 176-5 of the Enforcement Decree thereof.
	Name of External Appraisal Agency	-
	External Assessment Period	-
	External Assessment Opinion	-
7. Type and Number of Shares to be Issued in the Merger (shares)	Common Shares	471,924,259
	Class Shares	-
8. Merger Target	Company Name	Korea Foss Securities Co., Ltd.
	Principal Business Activities	Financial investment business (investment trading and investment brokerage)
	Relationship with the Company	-
	Financial Information for the Most Recent Fiscal Year (KRW)	Total Assets	232,975,793,874	Capital	69,827,620,000
		Total Liabilities	184,494,031,442	Revenue	13,863,125,174
		Total Equity	48,481,762,432	Net Income	-5,915,028,445
	- Whether subject to external audit	Name of Institution	EY Han Young	Audit Opinion	Unqualified
- In the case of a merger resulting in the dissolution of a special purpose acquisition company
	Representative Director	-		Date of Incorporation	-
	Principal place of business	-		Securities Registration Statement Scheduled Submission Date	-
9. Newly Incorporated Company by Merger	Company Name	-
	Financial Position at Incorporation (KRW)	Total Assets	-	Total Liabilities	-
		Total Equity	-	Capital	-
		-		As of Current Date

	Sales of the Newly Established Business Division for the Most Recent Fiscal Year (KRW)		-
	Principal Business Activities		-
	Whether to apply for relisting		Not applicable
10. Merger Schedule	Merger Agreement Date		May 3, 2024
	Shareholder Confirmation Record Date		-
	Period of Closure of the Register of Shareholders	Commencement Date	-
		Termination Date	-
	Period for Receipt of Dissenting Opinions on Merger	Commencement Date	-
		Termination Date	-

Date of the Scheduled General Meeting of Shareholders:		July 19, 2024
Appraisal Right Exercise Period	Commencement Date	-
	Termination Date	-
Period for Submission of Old Share Certificates	Commencement Date	July 19, 2024
	Termination Date	July 24, 2024
Period During Which Trading is Scheduled to be Suspended	Commencement Date	-
	Termination Date	-
Period for Submission of Creditor Objections	Commencement Date	July 19, 2024
	Termination Date	July 29, 2024
Merger Date		August 1, 2024
Date of General Meeting of Shareholders for Final Report		-
Anticipated Date of Merger Registration		August 1, 2024
Scheduled Date for Issuance of New Share Certificates		August 1, 2024
Date of Listing of New Shares		-

11. Whether the Transaction Constitutes a Backdoor Listing		Not applicable
12. Whether the requirements for backdoor listing is satisfied by another corporation		Not applicable
13. Matters Concerning Appraisal Rights	Requirements for Exercise	In the case of a simplified merger, appraisal rights are recognized; however, as Woori Investment Bank is a wholly-owned subsidiary (100% shareholding ratio) of Woori Finance Holdings, and the merger is being carried out in consultation and coordination with the Woori Finance Holdings, there is no possibility of the exercise of appraisal rights.
	Expected Purchase Price	-
	Procedures, Methods, Period, and Place of exercise	-
	Scheduled Time and Method of Payment	-
	Matters Concerning Restrictions on Appraisal Rights	-
	Effect on Contract	-
14. Date of Board of Directors’ Resolution (Date of Decision)		May 3, 2024
- Attendance of Outside Directors	Present (Name)	4
	Absent (Name)	0
-Attendance of Auditors (Audit Committee members who are not outside directors)		-
15. Execution of Put Option and Other Contracts		No
-Contract Terms		-
16. Whether Subject to the Submission of Securities Registration Statement		No
- Grounds for Exemption from Submission		Since the dissolved company has only one shareholder and the surviving entity, Korea Foss Securities, has not engaged in any public offering or sale of equity securities, this transaction does not constitute an offering or sale of securities requiring the submission of a securities registration statement pursuant to Article 2-2, Paragraph 1 of the Regulations on the Issuance and Disclosure of Shares.

17.	Future Corporate Restructuring Plans

- As of the day immediately preceding the submission date of this Report, there are no definitive matters concerning any organizational restructuring of the Company that is currently in progress or planned following completion of the Merger.

18.	Other Material Matters Related to Investment Decisions

A. ‘8. The ‘Financial Details of the Most Recent Fiscal Year’ of the merger counterparty company are as of December 31, 2023.

B. ‘10. The ‘Merger Schedule’ represents the anticipated timeline as of the date of this disclosure and is subject to modification pending consultations with and approvals from the relevant authorities. In addition, the anticipated schedule has been prepared on the basis of the extinguished company, and the details are as follows.

- The Company, as the dissolving company, intends to substitute the approval of the board of directors for the approval of the general meeting of shareholders with the consent of all shareholders in accordance with Article 527-2 (Simplified Merger) of the Commercial Act. Accordingly, the ‘Scheduled Date of the General Meeting of Shareholders’ has been recorded as the ‘Scheduled Date of the Board of Directors Meeting in Lieu of the General Meeting of Shareholders of the Dissolving Company’.

- This Merger is subject to the Act on the Structural Improvement of the Financial Industry, and pursuant to Article 5 of said Act, the period for filing creditors’ objections has been set at 10 days and the period for submission of existing share certificates has been set at 5 days.

C. In issuing the Merger Shares, the Surviving Company shall not issue any fractional shares of less than one whole share, and the Surviving Company shall pay in cash the amount calculated based on the Merger Consideration within one (1) month from the Effective Date of this Merger. There is no other merger consideration to be paid to the shareholders of the dissolving company as a result of the Merger.

D. This Merger is subject to authorization by the Financial Services Commission pursuant to Article 4, Paragraph 1 of the Act on the Structural Improvement of the Financial Industry. All acts necessary for the implementation of this Merger, the determination of details required for entering into the Merger Agreement and matters requiring subsequent amendment, and the execution thereof, shall be delegated to the Representative Director.

ø Related Public Disclosure: Not applicable

(Source: Financial Supervisory Service, Electronic Disclosure System)

Furthermore, in August 2024, the board of directors of the Wholly-Owning Parent Company approved the acquisition of shares of the Wholly-Owned Subsidiary and ABL Life Insurance. In January 2025, the Company applied to the financial authorities for approval of the insurance company acquisition and received approval for the inclusion of the subsidiary at the regular meeting of the Financial Services Commission in May 2025. For further details, please refer to the Financial Services Commission press release dated May 2, 2025. (Financial Services Commission Press Release “[Press Release] Approval of Woori Financial Group Inc.’s Acquisition of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. as Subsidiaries” (May 2, 2025)) On July 1, 2025, the remaining balance of the acquisition payment was made, completing the designation of the subsidiaries, whereby the Wholly-Owning Parent Company entered the life insurance business as a new line of business.

[Decision to Acquire Shares and Investment Securities of Other Corporations (Disclosed on August 28, 2024)]

Issuing Company	Company Name	Tongyang Life Insurance Co., Ltd.
	Nationality	Republic of Korea (Republic of Korea)	Representative Director	Lee Moon-koo
	Capital (KRW)	806,792,925,000	Relationship with the Company	-
	Total Number of Shares Issued (shares)	161,358,585	Principal Business Activities	Life insurance business
2. Acquisition Details	Number of Shares Acquired (shares)	121,565,627
	Acquisition Price (KRW)	1,283,976,152,374
	Equity (KRW)	33,397,489,875,071
	As a Percentage of Equity (%)	3.84
	Large Corporation (Yes/No)	Yes
3. Number of Shares and Ownership Interest of the Owner after Acquisition	Number of Shares Owned (shares)	121,565,627
	Ownership Interest (%)	75.34
4. Acquisition Method		Cash purchase
5. Purpose of Acquisition		Enhancing the competitiveness of the comprehensive financial group (for purposes of acquiring management control)
6. Expected Date of Acquisition		-
7. Whether a Material Asset Acquisition Report Filing Is Required		No
Total Assets as of the End of the Most Recent Fiscal Year (KRW)		498,004,935,416,023	Acquisition Value/Total Assets (%)	0.26
8. Whether Reverse Listing Applies		No

	- Plan to Increase Share Capital by Allocation to Third Parties within the Next 6 Months	Not applicable
	9. Whether the Issuer (Another Corporation) Satisfies the Requirements for a Reverse Listing	No
	10. Date of Board Resolution (Date of Decision)	August 28, 2024
-Attendance of Outside Director	Present (Name)	7
	Absent (Name)	0
	-Attendance of Auditors (Audit Committee members who are not outside directors)	-
	11. Whether Subject to Filing with the Fair Trade Commission	Not applicable
	12. Execution of Put Option and Other Contracts	No
	-Contract Terms	-
13. Other Material Matters Related to Investment Decisions

(1) The Company resolved at the board meeting on August 28, 2024 to designate Tongyang Life Insurance Co., Ltd. (“Tongyang Life Insurance Co., Ltd.”) as a subsidiary of the Company.

(2) The shares to be acquired by the Company are common shares.

(3) The aforementioned “2. Acquisition Price” means the purchase price set forth in the share purchase agreement.

(4) The aforementioned “2. Equity” in the acquisition details and “Total Assets at the End of the Latest Fiscal Year Subject to Filing of Material Facts Report on Asset Acquisition” are the amounts in the consolidated financial statements of the Company as of the end of 2023.

(5) The aforementioned “6. Expected Date of Acquisition” has not yet been determined and will be confirmed at a later date in accordance with the progress of relevant procedures, including regulatory approvals from the competent authorities.

(6) The following “Summary Financial Status of the Issuer” is based on the consolidated financial statements of Tongyang Life Insurance Co., Ltd. for the current year (2023), the previous year (2022), and the year before the previous year (2021). From 2023, the Company has applied K-IFRS No. 1109 and No. 1117. The sales for the current year (2023) represent the aggregate of insurance operating revenue and investment operating revenue, whereas the sales for the previous year and the year before the previous year represent operating revenue.

(7) The aforementioned disclosure is made in lieu of a final disclosure with respect to the Korea Exchange’s response dated June 27, 2024, titled “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., Lotte Insurance Co., Ltd., etc.,” the response dated June 27, 2024, titled 6. “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., Lotte Insurance Co., Ltd., etc.,” and the response dated July 26, 2024, titled 7. “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., ABL Life Insurance Co., Ltd., etc.”

ø Related Disclosure

June 27, 2024 Request for Disclosure (Rumor or Report)

June 27, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

June 28, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

July 26, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

(Source: Financial Supervisory Service Electronic Disclosure System)

[Decision to Acquire Shares and Investment Securities of Other Corporations (Voluntary Disclosure) (Disclosed on August 28, 2024)]

Company	Company Name	ABL Life Insurance Co., Ltd.
	Nationality	Republic of Korea	Representative Director	Xie Zheqiang
	Capital (KRW)	15,533,680,000	Relationship with the Company	-
	Total Number of Shares Issued (shares)	3,106,736	Principal Business Activities	Life insurance business

2. Acquisition Details	Number of Shares Acquired (shares)	3,106,736
	Acquisition Price (KRW)	265,361,855,440
	Equity (KRW)	33,397,489,875,071
	As a Percentage of Equity (%)	0.79
	Large Corporation (Yes/No)	Yes

3. Number of Shares Held and Ownership Interest after Acquisition	Number of Shares Owned (shares)	3,106,736

Ownership Interest (%)		100.00

4. Acquisition Method		Cash purchase

5. Purpose of Acquisition		Enhancing the competitiveness of the comprehensive financial group (for purposes of acquiring management control)

6. Expected Date of Acquisition		-

7. Date of Board Resolution (Date of Decision)		August 28, 2024

-Attendance of Outside Directors	Present (Name)	7

	Absent (Name)	0

-Attendance of Auditors (Audit Committee members who are not outside directors)		-

8. Execution of Put Option and Other Contracts		No

-Contract Terms		-

9. Other Material Matters Related to Investment Decisions

(1) At the board meeting on August 28, 2024, the Company resolved to designate ABL Life Insurance Co., Ltd. (“ABL Life Insurance”) as a subsidiary of the Company.

(2) The shares to be acquired by the Company are common shares.

(3) The aforementioned “2. Acquisition Price” means the purchase price set forth in the share purchase agreement.

(4) The aforementioned “2. Equity” in the acquisition details refers to the amount stated in the consolidated financial statements in the Company’s audit report as of the end of 2023.

(5) The aforementioned “6. Expected Date of Acquisition” has not yet been determined and will be confirmed at a later date in accordance with the progress of relevant procedures, including regulatory approvals from the competent authorities.

(6) The following “Summary Financial Status of the Issuer” is based on the consolidated financial statements of ABL Life Insurance Co., Ltd. for the current year (2023), the previous year (2022), and the year before the previous year (2021). From 2023, the Company has applied K-IFRS No. 1109 and No. 1117. Sales for the current year represent the aggregate of insurance operating revenue and investment operating revenue, whereas the sales for the previous year and the year before the previous year represent operating revenue.

(7) The aforementioned disclosure is made in lieu of a final disclosure with respect to the Korea Exchange’s response dated June 27, 2024, titled “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., Lotte Insurance Co., Ltd., etc.,” the response dated June 27, 2024, titled “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., Lotte Insurance Co., Ltd., etc.,” and the response dated July 26, 2024, titled 7. “Response to the Request for Disclosure Regarding Reports on Woori Financial Group Inc.’s Pursuit of the Acquisition of Tongyang Life Insurance Co., Ltd., ABL Life Insurance Co., Ltd., etc.”

ø Related Disclosure

June 27, 2024 Request for Disclosure (Rumor or Report)

June 27, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

June 28, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

July 26, 2024 Response to Request for Disclosure (Rumor or Report) (Unconfirmed)

(Source: Financial Supervisory Service Electronic Disclosure System)

[Designation of Subsidiary by Holding Company (Disclosure dated July 1, 2025)]

1. Subsidiary Details	A. Company Name		Tongyang Life Insurance Co., Ltd.
	B. Representative Director		Sung Dae-kyu
	C. Principal Business Activities		Life insurance business
	D. Summary Financial Information for the Most Recent Fiscal Year (KRW million)	Total Assets	34,547,212
		Total Liabilities	32,580,517
		Total Equity	1,966,695
		Capital	806,793

2. Ownership Interest in Subsidiaries	Prior to Designation	Owned Shares (shares)	-
		Ownership Interest (%)	-
	After Designation	Owned Shares (shares)	121,565,627
		Ownership Interest (%)	75.34

3. Proportion of Equity Value to Total Assets	Prior to Designation	Equity Value (KRW million)	-
		Total Assets Ratio (%)	-
	After Designation	Equity Value (KRW million)	1,283,976
		Total Assets Ratio (%)	4.9

4. Total Number of Subsidiaries	Prior to Designation (Company)		14
	After Designation (Company)		16

5. Reasons for Designation			Acquisition of Equity Interest

6. Date of Designation			July 1, 2025

7. Date of Board Resolution (Date of Decision)			August 28, 2024

-Attendance of Outside Directors		Present (Name)	7

		Absent (Name)	0

-Attendance of Auditors (Audit Committee members who are not outside directors)			-

8. Other Material Matters Related to Investment Decisions

•

The aforementioned “1. Subsidiary Details / B. Representative Director” is the newly appointed representative director elected at the general meeting of shareholders and the board meeting of the Company on July 1, 2025 (the closing date).

•

The aforementioned “1. Subsidiary Details / D. Summary of Financial Information for the Most Recent Fiscal Year (KRW million)” is based on the consolidated financial statements for fiscal year 2024.

•

The aforementioned “3. Proportion of Equity Value to Total Assets / After Designation” is based on the total assets in the Company’s standalone financial statements as of the end of 2024, and the equity value after designation represents the acquisition price stipulated in the share purchase agreement.

•

The aforementioned “4. Total Number of Subsidiaries / After Designation (Company)” refers to the total number of subsidiaries reflecting Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd., which are being designated as subsidiaries of the Company as of the date of this disclosure.

•

The aforementioned “6. Date of Designation” is based on the closing date of the transaction (the date of transfer of share ownership) pursuant to the share purchase agreement.

			ø Related Disclosure	August 28, 2024 Resolution on Acquisition of Shares and Investment Securities of Other Corporations

(Source: Financial Supervisory Service Electronic Disclosure System)

[Designation of Subsidiary by Holding Company (Disclosure dated July 1, 2025)]

1. Subsidiary Details	A. Company Name		ABL Life Insurance Co., Ltd.
	B. Representative Director		Kwak Hee-pil
	C. Principal Business Activities		Life insurance business
	D. Summary Financial Information for the Most Recent Fiscal Year (KRW million)	Total Assets	18,764,350
		Total Liabilities	18,068,077
		Total Equity	696,273

		Capital	15,534

2. Ownership Interest in Subsidiaries	Prior to Designation	Owned Shares (shares)	-
		Ownership Interest (%)	-
	After Designation	Owned Shares (shares)	3,106,736
		Ownership Interest (%)	100.0

3. Proportion of Equity Value to Total Assets	Prior to Designation	Equity Value (KRW million)	-
		Total Assets Ratio (%)	-
	After Designation	Equity Value (KRW million)	265,362
		Total Assets Ratio (%)	1.0

4. Total Number of Subsidiaries	Prior to Designation (Company)		14
	After Designation (Company)		16

5. Reasons for Designation			Acquisition of Equity Interest

6. Date of Designation			July 1, 2025

7. Date of Board Resolution (Date of Decision)			August 28, 2024

-Attendance of Outside Directors		Present (Name)	7
		Absent (Name)	0

-Attendance of Auditors (Audit Committee members who are not outside directors)			-

8. Other Material Matters Related to Investment Decisions

•

The aforementioned “1. Subsidiary Details / B. Representative Director” is the new representative director appointed at the general meeting of shareholders and the board meeting of the Company on July 1, 2025 (the closing date).

•

The aforementioned “1. Subsidiary Details / D. Summary of Financial Information for the Most Recent Fiscal Year (KRW million)” is based on the consolidated financial statements for fiscal year 2024.

•

The aforementioned “3. Proportion of Equity Value to Total Assets / After Designation” is based on the total assets in the Company’s standalone financial statements as of the end of 2024, and the equity value after designation represents the acquisition price stipulated in the share purchase agreement.

•

The aforementioned “4. Total Number of Subsidiaries / After Designation (Company)” represents the total number of subsidiaries reflecting Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd., which are being designated as subsidiaries of the Company as of the date of this disclosure.

•

The aforementioned “6. Date of Designation” refers to the closing date (date of transfer of share ownership) under the share purchase agreement.

	ø Related Disclosure	August 28, 2024 Resolution on Acquisition of Shares and Investment Securities in Other Corporations (Voluntary Disclosure)

(Source: Financial Supervisory Service Electronic Disclosure System)

Through the establishment of a wholly-owned subsidiary structure, the Wholly-Owning Parent Company has established an efficient and stable financial holding company structure and intends to continue diversifying its financial business portfolio by actively expanding into new business areas and global networks and pursuing comprehensive growth across both banking and non-banking sectors. In addition, investors are advised to note that the business may be affected by differences in the company’s management practices, business operations, and corporate culture arising from the Wholly-Owning Parent Company’s strategy to expand into non-banking sectors.

M. Reputational risk arising from fund distribution by bank subsidiaries

Amid heightened volatility in the global financial markets and increased interest rate fluctuations, derivative products linked to overseas interest rates entered principal-loss ranges, resulting in concerns regarding potential losses to investors. In this regard, Woori Bank, a major subsidiary of the Wholly-Owning Parent Company, has compensated for customer losses arising from delays in fund redemptions, including those related to Lime Asset Management. Meanwhile, in February 2025, the Seoul Southern District Court partially ruled in favor of Woori Bank in the first instance proceedings related to the Lime Fund incident. In addition, significant investor losses occurred in early 2024 in equity-linked securities (ELS) based on the Hong Kong H Index as the underlying asset. Although Woori Bank’s outstanding balance of Hong Kong H-Index ELS sales was immaterial relative to those of peer banks, continued monitoring of the situation remains necessary. Investors are advised to take note of this point.

Domestic and international financial markets have experienced significantly heightened volatility owing to factors including the global economic recession. Derivative-linked products based on underlying assets such as interest rates, exchange rates, and oil prices have their rates of return determined by fluctuations in such underlying assets, and where such underlying assets fall within the loss range, there exists the possibility of loss of principal. As volatility in global interest rates increased, interest rate-linked derivative-linked securities and derivative-linked funds (DLSs and DLFs) referencing overseas interest rates as their underlying assets entered principal-loss ranges, giving rise to the possibility of losses for investors in such products.

In August 2019, the Financial Supervisory Service conducted a joint inspection of financial institutions, including Woori Bank Co., Ltd. In December 2019, the Financial Dispute Mediation Committee of the Financial Supervisory Service issued recommendations for compensation to be provided by the banks that had sold the relevant products. Accordingly, Woori Bank completed compensation payments to affected customers, with the exception of certain customers. In this regard, in March 2020, the Financial Services Commission convened its Fourth Regular Meeting and resolved upon the Financial Supervisory Service’s inspection findings and proposed measures concerning Hana Bank Co., Ltd. and Woori Bank Co., Ltd. in relation to derivative-linked securities linked to overseas interest rates (DLF). Accordingly, Woori Bank Co., Ltd. was subject to a partial suspension of business operations (new sales of private equity funds) for a period of six months, as well as administrative fines and sanctions, for violations of the duty to deliver explanatory documents and regulations governing private equity fund investment advertising, and in May 2020, filed an objection with the Seoul Central District Court against the administrative fine imposed by the Financial Services Commission.

Meanwhile, in October 2019, Lime Asset Management announced the suspension of redemptions for the “Pluto FI D-1” and “Tethys 2” funds due to liquidity constraints, resulting in the deferral of redemptions for such funds distributed by Woori Bank Co., Ltd. Accordingly, in February 2020, the Financial Supervisory Service announced the “Interim Inspection Results and Future Response Measures for Lime Asset Management,” and in June 2020, the Dispute Mediation Committee of the Financial Supervisory Service recommended that the distributors of Lime Asset Management’s trade finance funds return the full amount of customers’ investments, and Woori Bank Co., Ltd. returned the full amount.

In February 2021, the Dispute Settlement Committee of the Financial Supervisory Service recommended compensation for losses to customers who had invested in another fund managed by Lime Asset Management, and accordingly, Woori Bank completed compensation payments to affected customers, with the exception of certain customers, and is currently engaged in mediation proceedings with the remaining customers. In this regard, in November 2022, the Financial Services Commission resolved at its 20th Regular Meeting to impose a three-month suspension of new private equity fund sales on Woori Bank Co., Ltd. in connection with the mis-selling of Lime funds. (Separate administrative fines were imposed in advance.) In relation thereto, in February 2025, the Seoul Southern District Court rendered a first instance judgment partially in favor of Woori Bank against Shinhan Investment Securities and others as defendants.

As demonstrated by these fund redemption suspension incidents, regulatory authorities have imposed stringent disciplinary measures on officers and employees, and precedents have been established for compensation by selling institutions. Accordingly, investor protection measures are expected to be strengthened in connection with the future sale of high-risk investment funds. However, it is difficult to ascertain with certainty that such improper fund sales and related activities will not have an adverse effect on the Bank’s operations, management, and reputation in the future.

Meanwhile, in early 2024, substantial investor losses occurred in equity-linked securities (ELS) based on the Hong Kong H Index as the underlying asset. As of the end of 2025, the outstanding sales balance and the amount subject to voluntary compensation of Woori Bank Co., Ltd. totaled KRW 41.3 billion, and a reserve of approximately KRW 5 billion has been set aside therefor, resulting in a negligible impact compared to other banks; however, continuous monitoring thereof remains necessary. Investors are advised to take this into consideration.

N. Risk of potential reclassification of write-down contingent capital securities (hybrid capital securities) as liabilities due to possible amendments by the International Accounting Standards Board

The International Accounting Standards Board (IASB) is currently undertaking a revision of the accounting standard for the presentation of financial instruments (IAS 32), and under the proposed amendments, write-down contingent capital securities (hybrid capital securities) may be reclassified as liabilities.

If the contingent capital securities (hybrid capital securities) of approximately KRW 1,406.5 billion classified as capital on a consolidated basis of Woori Bank as of the first quarter of 2026 and the contingent capital securities (hybrid capital securities) of KRW 3,710.5 billion previously issued by the Wholly-Owning Parent Company are reclassified as liabilities in the future, the consolidated liabilities of the Wholly-Owning Parent Company will increase by approximately 0.7% from KRW 572,679.0 billion as of the first quarter of 2026 to KRW 576,389.4 billion on a reclassification assumption basis, and the consolidated debt-to-equity ratio will increase by 157.4 percentage points from 1,435.1% as of the first quarter of 2026 to 1,592.4% on a reclassification assumption basis. In addition, Woori Bank’s consolidated liabilities are expected to increase by approximately 0.3% from KRW 482,643.2 billion as of the first quarter of 2026 to KRW 484,049.7 billion on a reclassification assumption basis, and the consolidated debt-to-equity ratio is expected to increase by 80.4 percentage points from 1,573.2% as of the first quarter of 2026 to 1,653.6% on a reclassification assumption basis (based on figures that do not reflect the impact of exchange rate fluctuations upon debt reclassification). Investors are advised to take this into consideration.

The International Accounting Standards Board (IASB) is currently undertaking a revision of the accounting standard for the presentation of financial instruments (IAS 32), and under the proposed amendments, contingent capital securities may be subject to reclassification as liabilities. As of the end of 2025, the book value of Tier 1 (write-down type) contingent capital securities (hybrid capital securities) issued following the establishment of the Wholly-Owning Parent Company in January 2019 amounts to approximately KRW 3,710.5 billion, and for Woori Bank, a subsidiary of the Wholly-Owning Parent Company, the book value of contingent capital securities (hybrid capital securities) classified as equity on a consolidated basis as of the end of 2025 amounts to approximately KRW 1,406.5 billion.

Should the relevant contingent capital securities (hybrid capital securities) currently classified as equity be reclassified as liabilities in the future, the consolidated liabilities of the Wholly-Owning Parent Company would increase by approximately 0.7%, from KRW 572,679.0 billion as of the first quarter of 2026 to KRW 576,389.4 billion on a reclassification assumption basis, and the consolidated debt-to-equity ratio would rise by 157.4 percentage points, from 1,435.1% as of the first quarter of 2026 to 1,592.4% on a reclassification assumption basis. Furthermore, Woori Bank’s consolidated liabilities are projected to increase by approximately 0.3%, from KRW 482,643.2 billion as of the first quarter of 2026 to KRW 484,049.7 billion on a reclassification basis, and the consolidated debt-to-equity ratio is expected to rise by 80.4 percentage points, from 1,573.2% as of the first quarter of 2026 to 1,653.6% on a reclassification basis (the impact of exchange rate fluctuations upon reclassification of liabilities is not reflected). Investors are advised to take this into consideration.

[Expected Changes in Debt-to-Equity Ratio upon Reclassification of Contingent Capital Securities (Hybrid Capital Securities) as Liabilities]

(Unit: KRW 100 million)

Category		Consolidated Basis as of the First Quarter of 2026 (A)	Basis for Reclassification of Liabilities (B)	Effect of Changes (B-A)
Woori Financial Group Inc.	Total Liabilities	5,726,790	5,763,894	37,105
	Total Equity	399,063	361,959	37,105
	Debt-to-Equity Ratio	1435.06%	1592.42%	157.4	%p.
Woori Bank	Total Liabilities	4,826,432	4,840,497	14,065
	Total Equity	306,789	292,724	14,065
	Debt-to-Equity Ratio	1573.21%	1653.60%	80.4	%p.

Note 1) K-IFRS consolidated basis

Note 2) Assumptions for debt reclassification criteria: As of the first quarter of 2026, Woori Bank’s contingent capital securities (hybrid capital securities) classified as capital on a consolidated basis amount to approximately KRW 1,406.5 billion, and the book value of contingent capital securities (hybrid capital securities) issued by the Wholly-Owning Parent Company in April 2021, October 2021, February 2022, July 2022, October 2022, February 2023, September 2023, February 2024, June 2024, October 2024, May 2025, and October 2025 totals KRW 3,710.5 billion (including issuance costs).

(Source: Quarterly Report of Wholly-Owning Parent Company and Woori Bank (Q1 2026))

O. Change in the Largest Shareholder Due to the Sale of the Korea Deposit Insurance Corporation’s Remaining Equity Stake in the Company

At its 190th Meeting held on August 23, 2021, the Public Fund Oversight Committee (the “PFOC”) deliberated on and resolved to sell the remaining equity interest in the Wholly-Owning Parent Company during the second half of 2021, and publicly announced the sale of the remaining equity interest in the Wholly-Owning Parent Company on September 9, 2021. The equity interest subject to sale was up to a maximum of 10%, with the deadline for submission of Letters of Intent (LOI) on October 8, 2021, selection of the successful bidder on November 22, 2021, and completion of the sale process on December 9, 2021. As a result of the aforementioned sale, the largest shareholder of the Wholly-Owning Parent Company changed from the Korea Deposit Insurance Corporation to the Employee Stock Ownership Association. Investors are advised to take this into consideration.

Subsequently, in October 2023, the Wholly-Owning Parent Company entered into a basic share transfer agreement for the remaining 9,357,960 shares of the Company held by the Korea Deposit Insurance Corporation, and ultimately, in March 2024, completed full privatization by purchasing such shares as treasury shares and canceling them in their entirety.

At its 190th Meeting held on August 23, 2021, the Public Fund Oversight Committee (“PFOC”) received a report from the Korea Deposit Insurance Corporation regarding the detailed plan for the sale of the remaining equity interest in the Wholly-Owning Parent Company for the second half of 2021, and deliberated on and resolved the same. Pursuant to the resolution of the PFOC, the sale of the remaining equity interest in the Wholly-Owning Parent Company was publicly announced on September 9, 2021.

The Korea Deposit Insurance Corporation was the largest shareholder of the Wholly-Owning Parent Company; however, as the timing of the Korea Deposit Insurance Corporation’s disposal of its remaining equity stake created market uncertainty, in June 2019, the PFOC established a roadmap for the sale of the Wholly-Owning Parent Company and announced a plan for the disposal of the remaining equity stake. Additionally, prior to this, on April 9, 2021, the Korea Deposit Insurance Corporation disposed of 2% of the remaining equity interest (17.25%) in the Wholly-Owning Parent Company through a block sale (14.45 million shares / KRW 149.3 billion (KRW 10,355 per share)).

Upon expiration of the block sale lock-up period (three months), the PFOC resolved in August 2021 to proceed with the sale of up to 10% of the 15.25% equity stake held by the Korea Deposit Insurance Corporation through a competitive bidding method following market demand assessment. The deadline for receipt of letters of intent (LOI) was October 8, 2021, the successful bidder was selected on November 22, 2021, and the sale procedure was concluded on December 9, 2021. (See disclosure of major management matters related to investment decision (disclosed on November 22, 2021) and disclosure of change of largest shareholder (disclosed on December 10, 2021)).

As a result of the aforementioned sale, the Company’s largest shareholder changed from the Korea Deposit Insurance Corporation to the Employee Stock Ownership Association. The Korea Deposit Insurance Corporation disposed of 2.2% of its shareholding (reducing its equity interest from 5.8% to 3.6%) on February 10, 2022, and subsequently disposed of 2.3% of its shareholding (reducing its equity interest from 3.6% to 1.3%) on May 18, 2022.

Subsequently, on October 5, 2023, the Wholly-Owning Parent Company and the Korea Deposit Insurance Corporation executed and publicly disclosed a basic share transfer agreement concerning the remaining 9,357,960 shares of the Wholly-Owning Parent Company held by the Korea Deposit Insurance Corporation.

(See disclosure regarding material management matters relevant to investment decisions (disclosed on October 5, 2023))

Finally, through a board resolution dated March 13, 2024, the Wholly-Owning Parent Company resolved to purchase all of the remaining 9,357,960 shares (representing 1.24% equity interest) of the Wholly-Owning Parent Company held by the Korea Deposit Insurance Corporation as treasury shares and to cancel all such acquired treasury shares in their entirety. On March 14, 2024, these shares were acquired through an after-hours block trade, and on March 22, 2024, all acquired treasury shares were cancelled, thereby successfully completing full privatization. (See Report on Material Matters (Decision on Acquisition of Treasury Shares) (disclosed on March 13, 2024) and Decision on Share Cancellation (disclosed on March 18, 2024))

The status of our shareholders holding 5% or more of the Company’s shares as of the business day immediately preceding the filing of the securities registration statement is as follows:

[Ownership of Shares in Wholly-Owning Parent Company]

(Reference Date:	December 31, 2025)	(Unit: Share)

Category	Name of Shareholder	Number of Shares Owned	Equity Ratio (%)	Notes
Shareholders holding 5% or more	National Pension Service	49,136,320	6.69	—
	BlackRock Fund Advisors	45,100,755	6.14	Note 1)
Employee Stock Ownership Association		56,936,057	7.76	Note 2)

Note 1) Number of shares owned: Report on Status of Substantial Shareholdings (disclosed on June 10, 2024)

•	Number of shares owned by BlackRock Fund Advisors as of the Report on Substantial Shareholdings disclosed on February 10, 2026: 52,302,167 shares

Note 2) Combined shareholding percentage of Woori Financial Group Inc., Employee Stock Ownership Association, and Woori Bank Employee Stock Ownership Association, a specially related party

Note 3) Shareholding ratio: Calculated based on the total number of issued shares as of the reference date for preparation of disclosure documents (December 31, 2025)

P. Risk of Financial Incidents

The Wholly-Owning Parent Company became aware of an embezzlement incident involving an internal employee of its principal subsidiary, Woori Bank, in April 2022 and reflected the relevant amount in its financial statements for the end of the first quarter of 2022, with final disclosure made in the financial statements for the year ended 2022. In June 2024, a case involving improper loan handling and misappropriation (fraud, etc.) amounting to approximately KRW 10.5 billion by an internal employee of the Company was discovered, and an examination by the Financial Supervisory Service was recently conducted, with the possibility of sanctions against Woori Bank depending on the outcome.

Additionally, in connection with the improper loan handling that occurred at the Wholly-Owning Parent Company, details of the financial incident, including occupational breach of trust, were disclosed on the Woori Bank website in August 2024 (financial incident amount of approximately KRW 16.5 billion). In this regard, on February 4, 2025, the Financial Supervisory Service announced that the amount in question was approximately KRW 73 billion based on the results of its examination. Additional losses may arise if the relevant loans deteriorate further.

In April 2023, the Financial Supervisory Service announced that it had identified violations of the Foreign Exchange Transactions Act and other related laws in foreign currency remittance transactions exceeding USD 12.26 billion, and imposed administrative fines totaling over KRW 1.1 billion on eight banks, as well as partial business suspensions on certain banks. (Administrative fines imposed on Woori Bank Co., Ltd.: KRW 308.84 million; administrative penalties: KRW 177 million).

In addition, in November 2024, a financial incident occurred involving fraudulent loan processing through the submission of false documents by an external party (amount involved: approximately KRW 2.5 billion), and Woori Bank Co., Ltd. filed a criminal complaint against the said external party.

Recently, Woori Bank Co., Ltd., a subsidiary, identified potentially irregular transactions, including suspected fraud by external parties at PT Bank Woori Saudara Indonesia, during enhanced monitoring of internal controls and risk management, and disclosed such matters on the Woori Bank Co., Ltd. website on June 2, 2025. In addition, an incident occurred at the Wholly-Owning Parent Company in which a third party arbitrarily sold machinery and equipment subject to a security right (amount involved: approximately KRW 2.4 billion), and the relevant information was disclosed on the Woori Bank Co., Ltd. website on August 22, 2025. Furthermore, occupational breach of trust and other misconduct by locally hired employees were discovered during an internal audit conducted after detection of anomalies in the local subsidiary’s self-monitoring process, and such matters were disclosed on the Woori Bank Co., Ltd. website on November 6, 2025.

Meanwhile, the Financial Services Commission implemented amendments to the Regulations on Supervision of Banking Business, effective February 21, 2024, to reform the bank management soundness evaluation framework in response to a series of major financial incidents. This amendment separates the internal control component, which currently constitutes merely a sub-item under management oversight, into a distinct evaluation category and substantially increases its weighting in the assessment.

Accordingly, investors are advised to continuously monitor any financial incidents related to the Group and to note that the Company’s operating results and financial condition may be subject to change depending on the outcome of the investigation.

The Wholly-Owning Parent Company became aware of an embezzlement case involving an internal employee of its subsidiary, Woori Bank, in April 2022. The Wholly-Owning Parent Company determined that the relevant incident constituted an adjusting event after the reporting period and reflected the related amount in the financial statements as of the end of the first quarter of 2022 as an amount involved of KRW 61.45 billion and related expenses totaling approximately KRW 62.2 billion, and ultimately disclosed the amount as KRW 63.4 billion in the financial statements as of year-end 2022, representing an increase of KRW 1.2 billion compared to the first quarter. The amount of KRW 63.4 billion was fully written off as losses, as the possibility of recovery was uncertain. Meanwhile, in June 2024, a case involving the improper processing of loans and embezzlement (fraud, etc.) in the amount of KRW 10.5 billion by an internal employee of Woori Bank was discovered, and an inspection by the Financial Supervisory Service was recently conducted. Depending on the results thereof, there is a possibility of sanctions being imposed against Woori Bank. (See Woori Bank’s website “Disclosure of Financial Incidents” (June 21, 2024) and “Corrective Disclosure of Financial Incidents” (July 31, 2024))

In addition, Woori Bank disclosed the details of the financial incident, including occupational breach of trust, in connection with the handling of improper loans on the Woori Bank Co., Ltd. website in August 2024 (the amount of the financial incident is approximately KRW 16.5 billion). In this regard, on February 4, 2025, the Financial Supervisory Service announced that the amount in question was approximately KRW 73 billion based on the inspection results. Please refer to the Financial Supervisory Service press release (Feb. 4, 2025) for related details. (Reference: Financial Supervisory Service press releases “Results of Ad-hoc Inspection on Appropriateness of Bank Loan Handling (Provisional)” (Aug. 12, 2024), “Explanation of Additional Facts Related to Improper Loan Handling to Relatives of Former Chairman of OO Bank” (Aug. 26, 2024), and “Press Briefing on Major Inspection Results of Holding Companies, Banks, etc. in 2024” (Feb. 4, 2025)) There is a possibility of losses due to additional defaults on such loans in the future.

Meanwhile, on September 22, 2022, the Financial Supervisory Service announced in its press release titled “Further Progress of Inspection on Irregular Foreign Exchange Remittances in the Banking Sector (Provisional)” that it had detected signs of unusual foreign exchange remittances from a total of 12 commercial banks, including Woori Bank and Shinhan Bank, and had commenced a full-scale inspection. According to the press release, 82 companies suspected of irregular foreign currency remittances were identified across 12 commercial banks, with the aggregate remittance amount totaling approximately USD 7.22 billion, and it was reported that the identified information would be shared with the relevant authorities (the Prosecutors’ Office and the Korea Customs Service). In April 2023, the Financial Supervisory Service announced that through its examination it had identified suspected violations of the Foreign Exchange Transactions Act and other related laws in foreign currency remittance transactions exceeding USD 12.26 billion, and imposed administrative fines totaling over KRW 1.1 billion on eight banks and ordered partial suspension of business operations for certain banks. (Woori Bank Co., Ltd. was subject to an administrative fine of KRW 308.84 million and an administrative penalty of KRW 177 million.) Subsequently, we formed a task force with the Korea Federation of Banks and domestic banks to establish a “three lines of defense” internal control system to prevent recurrence of irregular foreign currency remittances. The Financial Supervisory Service is continuously monitoring financial institutions that exhibit signs of irregular foreign currency remittance transactions, and investors are advised to take note of this fact.

In addition, Woori Bank publicly disclosed on its website in November 2024 the details of a financial incident involving suspected fraud by an external party (submission of false documents) with an amount involved of approximately KRW 2.5 billion (see “Financial Incident Disclosure” on Woori Bank’s website (November 15, 2024)), and filed a criminal complaint against the said external party.

Recently, Woori Bank Co., Ltd., a subsidiary, identified signs of irregular transactions, including suspected fraud by external parties at PT BANK Woori Soudara Indonesia, during enhanced monitoring of internal control and risk management, and disclosed such matters on the Woori Bank Co., Ltd. website on June 2, 2025. Additionally, an incident occurred in which a third party unlawfully disposed of machinery and equipment over which Woori Bank Co., Ltd. held a security interest (amount involved: approximately KRW 2.4 billion), and the relevant particulars were disclosed on the Woori Bank Co., Ltd. website on August 22, 2025. Furthermore, incidents of occupational breach of trust and related misconduct by locally hired employees were discovered during an internal audit conducted after the detection of irregularities through the local subsidiary’s self-monitoring system, and such findings were disclosed on the Woori Bank website on November 6, 2025.

[Three Lines of Defense Internal Control System]

<Three Lines of Defense Internal Control>

Source: Financial Supervisory Service

Meanwhile, in response to a series of major financial incidents, the Financial Services Commission (FSC) announced that it would conduct a public notice period for proposed amendments to the Regulation on Supervision of Banking Business from December 29, 2023 to February 7, 2024, with the aim of reforming the bank management assessment framework. The amendments subsequently took effect on February 21, 2024. The revised proposal includes separating internal control items, which currently constitute merely detailed sub-items within management oversight, into a distinct evaluation category, and substantially increasing the evaluation weighting (from 5.3% to 15%).

[Amendments to the Assessment Categories and Weightings of the Bank Management Condition Assessment Framework (Draft)]

<Amendments to the Assessment Categories and Weightings of the Bank Management Condition Assessment Framework (Draft)>

Category	Evaluation Category and Weighting
(Current)	Capital (C)	Asset (A)	Management Oversight (M)	Internal Control	Profitability (E)	Liquidity (L)	Risk (R)
	20%	25%	15%	5.3%	10%	15%	15%

(Amendment)	Capital (C)	Asset (A)	Management Oversight (M)	Profitability (E)	Liquidity (L)	Internal Control (I)	Risk (R)
	20%	25%	10%	5%	15%	15%	10%

ø Expansion of the evaluation weight of governance structure and social responsibility, which are sub-items of management oversight (scheduled revision of the Bank Examination Manual)

Source: Financial Services Commission

Investors are advised to continuously monitor any financial incidents related to the Group and to note that the financial performance and condition of the Wholly-Owning Parent Company may be subject to change depending on the results of any investigation. Furthermore, the Wholly-Owning Parent Company was subject to a regular examination by the Financial Supervisory Service from October 7, 2024 through December 13, 2024, and a press release concerning the principal examination findings was published on February 4, 2025.

Q. Risks Related to Uncertainty in the Implementation of Shareholder Return Policies

The Wholly-Owning Parent Company disclosed the “2026 Woori Financial Group Corporate Value Enhancement Plan” on February 6, 2026, through a voluntary disclosure of its corporate value enhancement plan. In addition, the Company re-disclosed this information on March 23, 2026 to designate itself as a high dividend company. The principal elements of the corporate value enhancement plan are as follows: 1. Capital ratio (stable maintenance following early achievement of 13% common equity capital ratio), 2. ROE (promote achievement of Group sustainable ROE of 10% or higher), and 3. Shareholder returns (continuously expand annual dividends per share (DPS) by 10% or more and increase treasury share repurchase/cancellation to approximately 10%). However, the contents of the corporate value enhancement plan may vary depending on changes in economic conditions and regulations, the Company’s management circumstances, and other factors. The Wholly-Owning Parent Company intends to engage in sufficient communication with the market should it become necessary to modify the corporate value enhancement plan; however, investors are advised to note that if such reasons fail to adequately persuade shareholders, there may be risks such as damage to the Wholly-Owning Parent Company’s reputation.

The Wholly-Owning Parent Company disclosed the “2026 Woori Financial Group Corporate Value Enhancement Plan” on February 6, 2026, through a voluntary disclosure of its corporate value enhancement plan. The principal elements of the corporate value enhancement plan are as follows: 1. Capital ratio (stable maintenance following early achievement of 13% common equity capital ratio), 2. ROE (promote achievement of Group sustainable ROE of 10% or higher), and 3. Shareholder returns (continuously expand annual dividends per share (DPS) by 10% or more and increase treasury share repurchase/cancellation to approximately 10%). The disclosure regarding the plan to enhance the corporate value of the Wholly-Owning Parent Company is as follows.

[Wholly-Owning Parent Company Corporate Value Enhancement Plan (Voluntary Disclosure) (2026)]

ø This information may include forward-looking statements and projections, and such plans may be subject to change or actual results may differ from the projections.

1. Plan Title	2026 Woori Financial Group Corporate Value Enhancement Plan

2. Principal Provisions	-2025 Corporate Value Enhancement Plan Implementation Status -2026 Corporate Value Enhancement Plan Implementation Measures

3. Decision Date	February 6, 2026

4. Related Documents	Date of Publication	February 6, 2026
	Related Web Pages	https://www.woorifg.com

5. Other Material Matters Related to Investment Decisions

Please refer to the attached “Corporate Value Enhancement Plan (2025 Implementation Status and 2026 Promotion Plan)” for further details.

- “3. Decision Date” above refers to the date reported to the Board of Directors.

	ø Related Disclosure	July 25, 2024 Corporate Value Enhancement Plan (Voluntary Disclosure) February 7, 2025 Corporate Value Enhancement Plan (Voluntary Disclosure)

Source: Wholly-Owning Parent Company Corporate Value Enhancement Plan (Voluntary Disclosure) (2026)

[Wholly-Owning Parent Company Corporate Value Enhancement Plan (Voluntary Disclosure) (Re-disclosure for High Dividend Company Designation)]

ø This information may include forward-looking statements and projections, and such plans may be subject to change or actual results may differ from the projections. In addition, whether a company qualifies as a high dividend-paying company under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation shall be determined by the company at its own discretion.

1. Plan Title	(Applicable to High Dividend Company) 2026 Woori Financial Group Corporate Value Enhancement Plan

2. Principal Provisions

•

Disclosure of compliance with high dividend company requirements under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation

•

For the “2026 Woori Financial Group Corporate Value Enhancement Plan,” please refer to the previously disclosed announcement (February 6, 2026).

3. Whether the Company Qualifies as a High Dividend Company Pursuant to Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation	Yes
	Dividend Income for the Fiscal Year to which December 31, 2024 belongs (KRW)	891,045,067,200
	Dividend Payout Ratio (%) for the Immediately Preceding Fiscal Year (2025)	32.0
	Profit Dividend Amount for the Previous Fiscal Year (2025) (KRW)	998,467,866,200
	Dividend Amount for the Fiscal Year Before the Previous Year (2024) (KRW)	891,045,067,200
	Rate of Increase in Dividend Amount for the Previous Fiscal Year Compared to the Fiscal Year Before the Previous Fiscal Year (%)	12.1

4. Decision Date	March 23, 2026

5. Related Documents	Date of Publication	February 6, 2026
	Related Web Pages	https://www.woorifg.com

6. Other Material Matters Related to Investment Decisions

•

As the Company falls within the category of high dividend companies that had already disclosed a corporate value enhancement plan prior to the effective date of Article 104-24 of the Enforcement Decree of the Act on Restriction on Special Cases Concerning Taxation, it hereby re-discloses the “2026 Woori Financial Group Corporate Value Enhancement Plan,” which was originally disclosed on February 6, 2026.

•

The Company determined whether dividend payments funded by the transfer of capital reserves to retained earnings through a reduction of capital reserves pursuant to Article 461-2 of the Commercial Act are subject to Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation, based on the Korea Exchange’s “Corporate Value Enhancement Plan Guidelines FAQ” and the “matters confirmed by the Korea Listed Companies Association through inquiry to the Ministry of Strategy and Finance (Practical Q&A).” Should the relevant ministries and related agencies provide differing interpretations of the applicable provisions in the future, the Company will communicate with the market through public disclosure accordingly.

•

Separately from the designation as a high dividend company, the Company has been implementing tax-exempt dividends pursuant to Article 461-2 of the Commercial Act beginning with the year-end dividend for 2025; accordingly, dividend amounts paid under this provision are not included in dividend income under the Income Tax Act or the Corporate Tax Act and therefore do not constitute taxable income. However, pursuant to the applicable laws, in the case of a resident who qualifies as a specified major shareholder, the dividend income shall not be included in taxable dividend income up to the book value of the shares held by such resident.

•

For details of the “2026 Woori Financial Group Corporate Value Enhancement Plan,” please refer to the attached “Corporate Value Enhancement Plan (Implementation Status in 2025 and Action Plan for 2026).”

•

“4. Decision Date” above refers to the date on which the 2025 financial statements (including the proposed statement of appropriation of retained earnings) and the consolidated financial statements were approved at the annual general meeting of shareholders.

	ø Related Disclosure	February 6, 2026 Corporate Value Enhancement Plan (Voluntary Disclosure) (2026) February 6, 2026 Resolution on Cash and In-kind Dividend Distribution

Source: Wholly-Owning Parent Company Corporate Value Enhancement Plan (Voluntary Disclosure) (Re-disclosure for High Dividend Company Designation)

First, from a capital management perspective, the wholly owning parent company plans to maintain and manage its Common Equity Tier 1 (CET1) ratio at 13.2% or higher on a stable basis after achieving its 13% CET1 ratio target ahead of schedule in 2026. The Common Equity Tier 1 capital ratio is calculated by dividing Common Equity Tier 1 capital by risk-weighted assets (RWA) and constitutes one of the Bank for International Settlements (BIS) capital adequacy ratios. It is a key capital adequacy indicator that demonstrates a financial institution’s loss-absorbing capacity and capacity for shareholder returns, and the financial authorities require that the Common Equity Tier 1 ratio exceed 9%.

To achieve its target Common Equity Tier 1 ratio, the Wholly-Owning Parent Company will continue asset rebalancing based on return on risk-weighted assets (RoRWA) by expanding growth centered on high-quality assets and new growth finance, and strengthening its RWA management process through flexible quarterly RWA management and efficient growth allocation across business divisions. In addition, we plan to reduce RWA through the “sale of idle real estate” held by banks and insurance companies, and will consider various measures for the efficient utilization of real estate held by the Group going forward

In addition, we will strengthen our risk management capabilities and rebalance our assets to ensure stable capital ratios while expanding our productive and inclusive financial services.

Second, in terms of profitability, the Wholly-Owning Parent Company plans to achieve a return on equity (ROE) of 10% or higher in 2026. To this end, we plan to move away from a bank-centered profit structure, strengthen competitiveness in non-bank sectors such as securities, insurance, and asset management, and enhance the overall earnings capacity of the Group through the creation of synergies among subsidiaries. Specifically, in the securities business sector, the we will strengthen our business capabilities based on capital enhancement; in the insurance business sector, we will pursue expansion of medium- to long-term profit scale through improvement of operational competitiveness based on capital management; and in the asset management business sector, we will seek growth in assets under management through the establishment of new productive finance funds and strengthening of alternative investment capabilities. Furthermore, the Group plans to diversify its revenue base by expanding new forms of group synergies—including wealth management (WM), corporate and investment banking (CIB), senior services, liability-driven investment (LDI), and customer database-driven cross-selling initiatives—in addition to traditional collaboration among banking, securities, and insurance sectors.

We will also secure growth momentum by expanding productive financing centered on advanced strategic industries. We will reorganize our financial support portfolio to focus on strategic industries including AI, semiconductors, secondary batteries, vaccines, displays, hydrogen, future mobility, biotechnology, defense, and robotics, and will progressively transition from a household loan-centered structure to a corporate finance-centered structure. As of the end of 2025, the corporate and household sectors each account for approximately 50% of the total, and we aim to increase the proportion of corporate finance to approximately 60% over the medium to long term. The Company intends to improve both capital efficiency and profitability not merely through asset expansion, but also by transforming its asset portfolio with a focus on growth industries.

Furthermore, the Wholly-Owning Parent Company is concurrently implementing proactive management of vulnerable credit exposures to mitigate potential risks in the course of enhancing profitability. In particular, we are focusing on asset quality management through proactive provisioning and asset clean-up measures in relation to real estate project financing (PF) and other areas, and plan to operate our policies in a manner that minimizes the impact of related burdens on the Group’s profitability while enhancing the stability of future performance.

In addition, we are also pursuing the transformation of our management system to an AX-based platform. We will establish an AX master plan at the group level and introduce AI-based automation and digital transformation in the key business areas of banking and non-banking affiliates to enhance overall operational efficiency in sales, customer service, internal controls, risk management, and other areas. Such structural improvements are expected to contribute not only to cost efficiency but also to the diversification of revenue bases and the enhancement of long-term competitiveness.

Through the foregoing strategy, we aim to expand the proportion of non-bank sector profit to approximately 20% by 2026 and to increase it to over 30% in the medium- to long-term. This is intended to enhance the Group’s resilience to fluctuations in interest rates, economic conditions, and specific business sectors by creating a more stable and balanced earnings structure. It will also serve as an important foundation for achieving the sustainable ROE targeted by the Company. The strategy to improve profitability will not be limited to short-term performance improvements, but will advance as a mid- to long-term profit structure enhancement strategy encompassing Group portfolio reorganization and synergy creation, growth centered on strategic industries, and strengthened risk management.

Third, with respect to shareholder return policy, the Wholly-Owning Parent Company plans to continue pursuing a balanced policy of dividend distributions and share buybacks/cancellations. First, with respect to dividends, the Company seeks to broaden its investor base in the capital markets as a leading dividend-paying financial stock and aims to enhance the effective dividend payout ratio through tax-exempt dividends. Our recent key dividend indicators are as follows.

[Dividends for the Last Three Fiscal Years - Key Dividend Indicators]

Category	Class of Shares	2026	2025	2024	2023
		8th First Quarter	7th	6th	5th
Par Value per Share (KRW)		5,000	5,000	5,000	5,000
(Consolidated) Net Income (KRW million)		604,318	3,124,346	3,085,995	2,506,296
(Standalone) Net Income (KRW million)		1,194,943	1,127,040	1,123,332	1,424,508
(Consolidated) Earnings per Share (KRW)		774	4,052	3,950	3,230
Total Cash Dividends (KRW million)		160,527	998,468	891,045	747,302
Total Stock Dividends (KRW million)		—	—	—	—
(Consolidated) Cash Dividend Payout Ratio (%)		26.56	31.96	28.87	29.82
Cash Dividend Yield (%)	Common Shares	0.6	4.4	6.9	6.7
	Preferred Shares	—	—	—	—
Stock Dividend Yield (%)	Common Shares	—	—	—	—
	Preferred Shares	—	—	—	—
Cash Dividends Per Share (KRW)	Common Shares	220	1,360	1,200	1,000
	Preferred Shares		—	—	—
Stock Dividends Per Share (Shares)	Common Shares		—	—	—
	Preferred Shares		—	—	—

Source: 2026 First Quarter Report of the Wholly-Owning Parent Company

Note 1) 8th term: Includes first quarter dividend of KRW 160,527 million based on a cash dividend of KRW 220 per share (resolved by the Board of Directors on April 24, 2026).

Note 2) 7th term: Includes first quarter dividend of KRW 147,428 million, second quarter dividend of KRW 146,804 million, and third quarter dividend of KRW 146,804 million based on a cash dividend of KRW 200 per share (quarterly).

Note 3) 6th term: Includes first quarter dividend of KRW 133,657 million, second quarter dividend of KRW 133,657 million, and third quarter dividend of KRW 133,657 million based on a cash dividend of KRW 180 per share (quarterly).

Note 4) 8th term, 7th term: The cash dividend yield shown above is calculated as the dividend per share expressed as a percentage of the arithmetic average of the closing prices formed on the exchange market during the one-week period ending on the trading day immediately preceding the date of the dividend resolution, rounded to one decimal place.

Note 5) 6th term: The cash dividend yield shown above is the cumulative dividend yield, calculated as the dividend per share expressed as a percentage of the arithmetic average of the closing market prices formed during the one-week period ending two trading days prior to the dividend record date, and is presented to one decimal place.

The Wholly-Owning Parent Company was the first bank holding company to implement tax-exempt dividends and has also identified the resources available to support such distributions. Furthermore, the Company plans to pursue a sustained annual increase of at least 10% based on dividend per share (DPS), with dividends of KRW 1,000 in 2023, KRW 1,200 in 2024, KRW 1,360 in 2025, and a planned increase of at least 10% in 2026 as well. This dividend policy is not merely about managing simple dividend payout ratios, but rather signifies our commitment to progressively increasing the scale of cash returns experienced by shareholders.

With respect to our treasury share policy, we plan to expeditiously increase the proportion of treasury share buybacks and cancellations to the 10% level within a short timeframe. The reduction in the number of shares outstanding can directly enhance per-share value (EPS/BPS), and this effect may be particularly pronounced when the price-to-book ratio (PBR) is below 1.0. In addition, if the Common Equity Tier 1 ratio exceeds 13%, the Company will consider additional treasury share buybacks and cancellations during the second half of the year. Furthermore, should the Common Equity Tier 1 ratio be stably maintained at 13.2% or above going forward, the Company plans to implement treasury share buybacks and cancellations twice annually, once in each half of the year. By linking its capital adequacy capacity with its shareholder return policy, the Company aims to maximize shareholder value enhancement while maintaining sound capital adequacy.

As described above, the Wholly-Owning Parent Company has announced its corporate value enhancement plan and intends to implement value-up measures pursuant thereto; however, the particulars thereof are subject to change depending upon economic conditions, regulatory developments, and the Company’s operational circumstances. Should changes to the Corporate Value Enhancement Plan become necessary, the Company intends to engage in sufficient communication with the market. However, if the rationale for such changes is not sufficiently persuasive to shareholders, the Company may face risks, including reputational harm. Investors should take this risk into consideration.

[Company Risk of the Wholly-Owned Subsidiary, Tongyang Life Insurance Co., Ltd.]

A. Risks Related to Fluctuations in Operating Revenue

Operating revenue of the Wholly-Owned Subsidiary is comprised of “insurance revenue” recognized through the provision of insurance contract services following the adoption of IFRS17 and “investment income” generated through the operation of assets held, and its revenue structure is directly exposed to the scale of Contractual Service Margin (CSM) amortization and financial market volatility. As of the end of 2025, the Company recognized CSM amortization of KRW 246.8 billion and risk adjustment amortization of KRW 43.6 billion as income; however, insurance profit and loss decreased by KRW 160.6 billion year-on-year due to factors including the difference between actual and expected insurance claims (KRW 68.8 billion) and an increase in onerous contract costs (KRW 88.3 billion). As of the end of the first quarter of 2026, the Company recognized CSM amortization of KRW 62.1 billion and risk adjustment amortization of KRW 10.3 billion as income, while recognizing the difference between actual and expected insurance claims (KRW 21.8 billion) and onerous contract costs (KRW 19.1 billion) as expenses. Accordingly, the CSM balance of the Wholly-Owned Subsidiary stood at KRW 2,457.1 billion as of the end of 2025, representing a slight decrease from KRW 2,671.1 billion as of the end of 2024; however, as of the end of the first quarter of 2026, the CSM balance increased slightly to KRW 2,510.8 billion from KRW 2,457.1 billion as of the end of 2025. The Wholly-Owned Subsidiary has secured a stable earnings base through the improvement of its revenue structure centered on long-term protection-type insurance. In the investment sector, real estate investments amounted to approximately KRW 343.0 billion (1.0% of total assets under management, unchanged from the previous year ) out of approximately KRW 30 trillion in assets under management, and there remains an ongoing risk of a decline in net income due to the burden of recognizing impairment losses and establishing allowance for credit losses in the event of a global economic slowdown or delayed recovery in the real estate market. The Wholly-Owned Subsidiary’s revenue structure remains directly exposed to the scale of CSM amortization and financial market volatility. Furthermore, notwithstanding the anticipated synergies from strengthening bancassurance channels through the utilization of the intra-group network, including Woori Bank, following the conversion to a 100% subsidiary of Woori Financial Group, investors should be fully aware that the high volatility of operating revenues resulting from changes in the internal and external environment—including the application of the supervisory authority’s actuarial assumption guidelines (such as conservative calculation of lapse rates for no-surrender and low-surrender value insurance products), the implementation of the discount rate roadmap, and the mandatory regulation requiring a 50% K-ICS ratio of Tier 1 capital by 2027—may result in adjustments to previously recognized CSM values or impose constraints on business expansion and dividend strategies, thereby potentially having an adverse impact on the financial performance of the Wholly-Owned Subsidiary.

Following the adoption of IFRS 17, the operating revenue of the Wholly-Owned Subsidiary comprises “insurance revenue” recognized from the provision of insurance contract services and “investment income” generated from the management of assets held. Following the change in accounting standards in 2023, the recognition method for operating revenue has transitioned to an accrual basis, and as a result, the revenue structure of the Wholly-Owned Subsidiary has become more directly exposed to the amortization scale of the Contractual Service Margin (CSM) and to volatility in the financial markets.

The key indicator within the insurance revenue of Wholly-Owned Subsidiary is the CSM, which represents a source of future profits. The Wholly-Owned Subsidiary has expanded sales of profitable protection-type insurance products, including health insurance and cancer insurance, to secure total CSM, which is amortized annually at a fixed rate and recognized as operating revenue. As of year-end 2025, the Wholly-Owned Subsidiary’s insurance profit reflected the recognition of KRW 246.8 billion in revenue from the amortization of CSM and KRW 43.6 billion in revenue from the amortization of the risk adjustment. The subsidiary also recognized expenses of KRW 68.8 billion arising from differences between expected and actual insurance claims and KRW 88.3 billion related to onerous insurance contracts. Compared to the previous quarter, insurance profit and loss decreased by KRW 160.6 billion, primarily attributable to an increase in the variance between estimated and actual insurance claims and an increase in onerous contract costs. In addition, as of the end of the first quarter of 2026, the Wholly-Owned Subsidiary recognized CSM amortization of KRW 62.1 billion and risk adjustment amortization of KRW 10.3 billion as income, while recognizing the difference between actual and expected insurance claims of KRW 21.8 billion and onerous contract costs of KRW 19.1 billion as expenses. Insurance profit increased by KRW 18.3 billion compared to the same period of the previous year, primarily due to a decrease in onerous contract costs.

The Contractual Service Margin (CSM) of the Wholly-Owned Subsidiary as of year-end 2025 amounted to KRW 2,457.1 billion, representing a slight decrease compared to year-end 2024; however, the Company has secured stable earnings by improving its profit structure centered on underwriting profit and loss (CSM amortization) through proactive growth in long-term protection insurance and stabilization of the loss ratio. Insurance profitability declined due to one-time costs arising from the application of age-based loss ratios in 2025 and the widening variance between estimated and actual insurance claims; however, in light of the retained CSM balance, the insurance segment is expected to remain stable. As of the end of the first quarter of 2026, the CSM balance of the Wholly-Owned Subsidiary stood at KRW 2,510.8 billion, representing a slight increase from KRW 2,457.1 billion as of the end of 2025.

[Operating Results of Wholly-Owned Subsidiary (Consolidated Basis)]				(Unit: KRW million)
Category	Q1 FY2026 (January–March 2026)	FY2025 (January–December 2025)	FY2024 (January–December 2024)	FY2023 (January–December 2023)
Insurance Business Revenue	330,044	1,263,501	1,233,614	1,131,390
Insurance Operating Expenses	307,659	1,149,730	959,206	897,262
Investment Income	787,795	2,310,778	2,265,834	2,119,432
Investment Costs	779,076	2,225,737	2,172,184	2,059,307
Operating Profit (Loss)	31,104	198,812	368,058	294,252
Closing CSM Balance	2,510,834	2,457,095	2,671,088	2,541,802

Note) FY2023 was retrospectively restated at the end of FY2024 to reflect the effects of a change in accounting policy related to gains and losses arising from differences between the credited interest rate and the assumed interest rate.

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

The Wholly-Owned Subsidiary’s investment income consists of interest income, dividend income, and gains or losses on the valuation of securities generated from its invested assets of approximately KRW 30 trillion. While the Wholly-Owned Subsidiary maintains a portfolio primarily composed of government and public bonds to secure stable returns, investment returns may be subject to volatility due to various factors.

With respect to interest rate fluctuation risk, as of April 2026, market interest rates continue to exhibit heightened volatility, and the anticipated decline in interest rates has been delayed as persistent geopolitical risks have contributed to sustained inflationary pressures. In addition, the Wholly-Owned Subsidiary allocates a certain proportion of its portfolio to real estate project financing and overseas alternative investments in order to enhance investment returns. As of year-end 2025, the Wholly-Owned Subsidiary’s real estate investments amounted to approximately KRW 335.8 billion, representing 1.02% of its total invested assets, which was approximately 0.3 percentage points lower than the previous year. If impairment losses are incurred on such assets, or if the burden of establishing loan loss allowances increases as a result of a global economic slowdown or a delay in the recovery of the real estate market, there is a risk that the Wholly-Owned Subsidiary’s investment income and net income for the period may temporarily decline.

[Detailed Status of Invested Assets]			(Unit: KRW hundred million, %)
Category	FY2025	FY2024	FY2023
Invested Assets	326,956	323,142	311,528
Cash and Deposits	7,799	9,273	15,509
Securities	269,283	250,105	230,392
Shares/Capital Contributions	1,345	1,494	1,562
Government Bonds/Special Bonds	120,072	115,452	108,743
Financial Bonds/Corporate Bonds	39,330	47,393	44,228
Foreign Currency-Denominated Bonds	68,213	41,505	38,388
Beneficiary Certificates	26,130	29,979	22,348
Foreign Currency Beneficiary Certificates	4,268	4,366	3,768
Other Marketable Securities	9,925	8,699	9,745
Investment in Related Subsidiaries	—	1,216	1,611
Loan Claims	46,516	60,364	62,178
Real Estate	3,358	3,400	3,449
Proportion of Risky Assets	28.0	33.5	33.1

Note 1) Ratio of risky assets = (Stocks/Capital contributions + Beneficiary certificates + Other securities + General loan receivables + Real estate) / Invested assets

Source: Korea Ratings

The Wholly-Owned Subsidiary anticipates strengthening its bancassurance channel and achieving joint marketing synergies by leveraging the banking network (Woori Bank) within the holding company structure following its conversion to a 100% subsidiary of Woori Financial Group. However, the anticipated expansion of operating revenues may prove insufficient due to financial regulatory restrictions on bancassurance rules (limitations on the sales proportion of specific insurers) or shifts in resource allocation strategy within the holding company. Furthermore, it cannot be ruled out that organizational restructuring or adjustments to sales channels in the course of the subsidiary conversion may result in a short-term contraction of business operations, thereby increasing volatility in operating revenues.

The insurance income of the Wholly-Owned Subsidiary is highly dependent on actuarial assumptions established by the Company, including mortality rates, lapse rates, and expense ratios. If the discount rate calculation standards are strengthened or surrender rate guidelines are applied to certain products (such as non-surrender or low-surrender insurance policies) in accordance with the “Roadmap for Advancement of Actuarial Supervision” being promoted by the supervisory authorities, the CSM value previously recognized by the Wholly-Owned Subsidiary may be adjusted or the speed of revenue recognition may change, which may result in significant fluctuations in book operating revenue.

[Key Actuarial Assumptions Guidelines and Impact Analysis]

Item	Principal Provisions	Wholly-Owned Subsidiary Impact (Projected)
Termination Rate Guidelines	Conservative estimation of lapse rates for no-surrender and low-surrender insurance products	Decrease in CSM balance and increase in liability valuation
Discount Rate Roadmap	Gradual reduction of the Ultimate Forward Rate (UFR)	Reduction in available capital and deferred recognition of insurance revenue
Regulation of Regulatory Capital	Mandatory minimum basic capital K-ICS ratio of 50%	Constraints on business expansion and dividend strategy

The Wholly-Owned Subsidiary is endeavoring to establish a stable operating revenue base through the expansion of profitability-focused protection insurance products and collaboration with Woori Financial Group. However, uncertainties in macroeconomic indicators, intense competition in the insurance market, and changes in the regulatory environment are factors that increase the volatility of the operating revenue of the Wholly-Owned Subsidiary. Investors are advised to fully recognize the impact that such changes in the internal and external environment may have on the performance of the Wholly-Owned Subsidiary.

B. Risks Related to Priority Loss Reserves

Although the Wholly-Owned Subsidiary invests in various income-generating assets, including real estate project financing (PF), social overhead capital (SOC) loans, and overseas alternative investments, in order to enhance its return on invested assets, the burden of setting aside additional provisions due to delayed economic recovery and declining asset values constitutes a risk factor that undermines the profitability and financial stability of the Wholly-Owned Subsidiary. As of the end of the first quarter of 2026, the Wholly-Owned Subsidiary’s real estate investments, based on average balances, amounted to approximately KRW 343.0 billion, representing 1.0% of total assets under management, which remained unchanged from the end of 2025. Nevertheless, should the deterioration of domestic real estate project financing (PF) sites materialize due to sustained high interest rates and rising construction costs, this could trigger a sharp increase in the allowance for credit losses, thereby reducing operating profit. In particular, as the Financial Supervisory Service has mandated conservative allowance provisioning for business sites classified as “at risk of insolvency” under the “Four-Stage Business Viability Assessment Criteria” introduced in 2024, the allowance for credit losses of the Wholly-Owned Subsidiary amounted to KRW 53.8 billion as of the end of the first quarter of 2026, representing a decrease of approximately KRW 10.8 billion (16.7%) compared to the end of 2025; however, the financial burden persists. Such provisioning may simultaneously reduce available capital and increase required capital, thereby exerting a double negative impact on the K-ICS (Korean Insurance Capital Standard) solvency ratio. In addition, following the conversion to a 100%-owned subsidiary of Woori Financial Group Inc., it may impede the Group’s efforts to enhance capital efficiency and implement its dividend strategy at the group level. In conclusion, although the Wholly-Owned Subsidiary maintains a conservative risk management framework, investors should note that any significant increase in provision reserves due to future regulatory strengthening or additional impairment of investment assets may have a material adverse effect on the financial soundness and profitability of the Wholly-Owned Subsidiary.

To enhance the return on invested assets, the Wholly-Owned Subsidiary invests in a variety of income-generating assets, including real estate project financing (PF), SOC loans, and overseas alternative investments. To address the potential deterioration of these investment assets, the Wholly-Owned Subsidiary maintains loan loss allowances and first-loss reserves in accordance with the Insurance Business Supervisory Regulations and IFRS 9. However, the burden of additional provisioning resulting from a delayed economic recovery and declines in asset values constitutes a risk factor that may adversely affect the subsidiary’s profitability and financial stability.

As of the end of the first quarter of 2026, the average balance of real estate investments held by the Wholly-Owned Subsidiary amounted to approximately KRW 343.0 billion, representing 1.0% of total invested assets, which remained unchanged from the end of 2025. Should delays in unit sales and increases in unsold inventory at domestic real estate project financing sites materialize due to sustained high interest rates and rising construction costs, the soundness classification of loan assets held by the Wholly-Owned Subsidiary (from Normal to Precautionary to Substandard or below) may be downgraded. A downgrade in the soundness rating triggers a sharp increase in the loan loss provision ratio, which is directly reflected as an expense in the current period’s profit or loss, thereby causing a decrease in the operating profit of the Wholly-Owned Subsidiary.

[Investment Performance of the Wholly-Owned Subsidiary]									(Unit: KRW million, %)
Category			Q1 FY2026			FY2025			FY2024
			Average Balance	Yield	Percentage	Average Balance	Yield	Percentage	Average Balance	Yield	Percentage
Assets under Management	Cash and Deposits		778,609	3.6	2.3	853,584	1.6	2.5	1,239,080	1.5	3.8
	Securities	Shares	141,514	53.3	0.4	176,948	(29.3)	0.5	268,362	3.5	0.8
		Bonds	15,631,918	3.0	46.7	16,112,358	3.4	47.8	15,790,764	3.7	48.5
		Beneficiary Certificates	2,490,003	4.4	7.4	2,831,308	3.0	8.4	2,642,172	5.3	8.1
		Foreign Currency	7,360,392	3.1	22.0	5,917,593	3.5	17.6	4,401,342	1.5	13.5
		Other Marketable	961,113	1.8	2.9	931,238	3.9	2.8	922,228	6.4	2.
	Loan Claims	Consumer Loan Receivables	353,264	5.4	1.1	294,833	5.5	0.9	256,264	4.4	0.8
		Corporate Loan Receivables	4,208,169	4.6	12.6	5,049,138	5.0	15.0	5,870,831	4.9	18.0
	Real Estate		343,021	5.4	1.0	337,894	6.0	1.0	342,475	5.1	1.1
Total Invested Assets			32,268,003	3.6	96.4	32,504,893	3.4	96.4	31,733,518	3.8	97.5
Non-Invested Assets			1,189,322	—	3.6	1,213,003	—	3.6	825,779	0.0	2.5
Total			33,457,326	3.5	100.0	33,717,896	3.3	100.0	32,559,298	3.7	100.0

Note 1) Standalone basis

Note 2) Average balance: Application of the simple average of initial assets and final assets

Note 3) Basis for calculation of rate of return

•	The rate is based on investment profit or loss, calculated as investment operating income less investment operating expenses.

•	Investment costs that cannot be directly attributed to each asset shall be apportioned pro rata according to the asset composition ratio.

Note 4) Loan receivables are presented net of allowance for credit losses, present value discount, and deferred loan-related income and expenses (excluding policy loans from 2023 onwards).

Note 5) From the second quarter of 2023, the appropriation to investment contract liability reserves is deducted from investment expenses.

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

Since 2024, the Financial Supervisory Service has refined its project viability assessment framework for real estate project financing (PF) in order to facilitate a soft landing of the sector. Under the revised framework, projects are classified into four categories—Good, Normal, Cautionary, and Potentially Distressed—and more conservative provisioning is required for projects categorized as Cautionary or Potentially Distressed. In particular, as of the first half of 2026, higher levels of loan loss provisions than in the past are being mandated for project sites where auctions or public sales are underway or where conversion from bridge loans to primary project financing has been delayed. If any of the projects in which the Wholly-Owned Subsidiary has invested are classified as “Potentially Distressed” under these enhanced criteria, there is a risk that earnings volatility on a quarterly basis may increase due to the need to recognize substantial and unexpected first-loss reserves. As of year-end 2025, the Wholly-Owned Subsidiary’s loan loss allowance balance amounted to KRW 64.5 billion, representing a decrease of approximately KRW 8.0 billion (11.0%) compared with 2023. Nevertheless, the associated financial burden remains ongoing.

[Status of Reserves for Wholly-Owned Subsidiary]				(Unit: KRW million)
Category	Q1 FY2026	FY2025	FY2024	FY2023
Loan Claims	4,531,750	4,722,641	6,129,026	6,304,985
Loan Loss Allowance Balance	53,781	64,544	73,609	72,555
Accumulation Ratio	1.19	1.37	1.20	1.15

Source: Business Report and Quarterly Report of Wholly-Owned Subsidiary

An increase in provisioning reduces available capital while simultaneously increasing required capital through higher risk weights applied to deteriorated risk assets, thereby exerting a dual adverse effect on the K-ICS solvency ratio. Although the Wholly-Owned Subsidiary is required to implement dividend policies and enhance capital efficiency at the group level following its conversion to a 100% subsidiary of Woori Financial Group, its capacity to distribute dividends to shareholders may be constrained, or the Group’s capital dividend strategy may be disrupted, if provisions required to absorb losses from alternative investment assets exceed anticipated levels.

Although the Wholly-Owned Subsidiary has established reserves through a conservative risk management framework, uncertainty in the real estate market and the global commercial real estate market remains elevated. Investors should note that, if provisioning requirements increase significantly as a result of tighter regulatory requirements imposed by the financial authorities or further deterioration in investment assets, the Wholly-Owned Subsidiary’s financial soundness and profitability could be materially adversely affected.

C. Risks Related to Financial Stability

The financial stability of the Wholly-Owned Subsidiary is managed primarily through the solvency ratio (K-ICS), which values assets and liabilities at market prices, and as of the end of the first quarter of 2026, it recorded 189.6%, representing an increase of 6 percentage points from 2025 (179.8%), thereby maintaining a sound level on its face. This was attributable to an increase in available capital resulting from the issuance of subordinated bonds and rising treasury bond yields, as well as a reduction in interest rate risk amount (decrease in required capital) through the acquisition of long-term assets. However, the recent expansion of interest rate volatility stemming from geopolitical risks, including the U.S.-Iran conflict, may cause an increase in Best Estimate Liabilities (BEL), which could exert downward pressure on the indicator. In particular, with respect to the regulation mandating a basic capital K-ICS ratio of 50% or more scheduled to take effect in 2027, the basic capital of the Wholly-Owned Subsidiary declined sharply from KRW 2,233.2 billion as of the end of 2023 to KRW 1,237.9 billion as of the end of the third quarter of 2025, primarily due to the full redemption of foreign currency hybrid capital securities (USD 300 million) in September 2025, reflecting a trend of deteriorating qualitative capital indicators. In addition, as of year-end 2025, the Wholly-Owned Subsidiary had subordinated debt outstanding of KRW 1.2174 trillion. Accordingly, financial burdens may arise in the future depending on market interest rates and refinancing conditions at the time call options are exercised. Furthermore, as a 100%-owned subsidiary of Woori Financial Group Inc., the potential tension between the Group’s ability to provide capital support and its efforts to strengthen shareholder distribution policies may represent a factor affecting the subsidiary’s medium- to long-term financial stability. Investors are advised to give due consideration to the impact that such deterioration in capital quality and changes in the regulatory environment may have on the capital adequacy of the Wholly-Owned Subsidiary.

The financial stability of the Wholly-Owned Subsidiary is measured through the solvency ratio (K-ICS), which is calculated by valuing assets and liabilities at fair market value. Since the introduction of IFRS 17 and K-ICS in 2023, market interest rates and actuarial assumptions have had a direct impact on reported capital, resulting in greater potential volatility in financial soundness arising from changes in external conditions compared with the past.

The Wholly-Owned Subsidiary manages interest rate risk through an asset-liability management (ALM) strategy designed to align changes in the value of its assets and liabilities. However, due to the interactive characteristics of insurance liabilities, the interest rate sensitivity (duration) of liabilities is often greater than that of assets, and in the event of a sharp decline in market interest rates, there is a risk that the capital of the Wholly-Owned Subsidiary may be reduced as the increase in the value of liabilities exceeds the increase in the value of assets.

As of the end of the first quarter of 2026, the Wholly-Owned Subsidiary’s K-ICS solvency ratio stood at 189.6%, representing an increase of 6 percentage points compared with the end of 2025, and is considered to have remained at a stable level. This was primarily attributable to an increase in available capital (solvency margin) resulting from the Wholly-Owned Subsidiary’s issuance of KRW-denominated subordinated bonds in 2025 and the rise in Korean Treasury bond yields through the first quarter of 2026. In addition, required capital (the solvency capital requirement) decreased as a result of, among other factors, a reduction in interest rate risk exposure through increased purchases of long-term assets. The Wholly-Owned Subsidiary also maintains a sufficient buffer above the Financial Services Commission’s 130% benchmark.

However, as of the first half of 2026, the K-ICS ratio may decline due to an increase in Best Estimate Liabilities (BEL) resulting from heightened interest rate volatility attributable to external factors, including geopolitical risks arising from the U.S.-Iran conflict, which may exert downward pressure on the financial stability indicators of the Wholly-Owned Subsidiary.

[Wholly-Owned Subsidiary’s Solvency Ratio Status]				(Unit: KRW 100 million)
Category		Q1 FY2026	FY2025	FY2024
Solvency Ratio		189.6%	179.8%	155.5%
Consolidated	Total Assets	344,953	353,472	345,465
	Total Equity	18,443	15,488	19,691
	Operating Profit	311	1,988	3,681
	Net Income for the Period	250	1,245	3,143
	Net Income Attributable to Shareholders of the Holding Company	250	1,245	3,143
	ROE	5.9%	7.1%	12.9%
	ROA	0.3%	0.4%	0.9%
Standalone	Total Assets	344,614	353,152	345,768
	Total Equity	18,263	15,340	20,130
	Operating Profit	346	2,049	3,791
	Net Income for the Period	267	658	3,102
	ROE	6.3%	3.7%	12.5%
	ROA	0.3%	0.2%	0.9%

Note 1) Solvency ratio = Solvency margin / Solvency capital requirement × 100

Note 2) ROA = Net income for the period ÷ {(Total assets at the end of the previous period + Total assets at the end of the current period) / 2} × (4 / Number of elapsed quarters)

ROE = Net income ÷ {(Equity at the end of the previous period + Equity at the end of the current period) / 2} × (4 / Number of elapsed quarters)

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

[Trends in the Solvency Ratio of the Wholly-Owned Subsidiary and the Life Insurance Industry]					(Unit: KRW million, %)
Category	Q1 FY2026	FY2025	FY2024	FY2023	FY2022	FY2021
Wholly-Owned Subsidiary’s Solvency Margin (A)	4,303,642	4,059,496	3,875,304	4,189,755	2,631,657	3,243,097
Wholly-Owned Subsidiary’s Solvency Capital Requirement (B)	2,316,843	2,257,298	2,491,824	2,166,822	1,519,857	1,469,544
Wholly-Owned Subsidiary’s Solvency Ratio (A/B)	189.6	179.8	155.5	193.4	173.2	220.7
Average Solvency Ratio of Life Insurance CompaniesNote 1)	—	210.9	182.7	208.7	206.4	246.2

Note 1) Solvency ratio = Solvency margin / Solvency capital requirement × 100

Note 2) Calculated using the K-ICS method from FY2023 (before transitional measures)

Note 3) Life Insurance Company average: Includes domestic and foreign life insurance companies

Source: Electronic disclosure data from the Financial Supervisory Service and the Monthly Financial Statistics Report of the Korea Life Insurance Association

The financial authorities are strengthening the qualitative regulation of capital to enhance insurance companies’ ability to absorb actual losses. Pursuant to the “Plan for Advanced Capital Regulation in the Insurance Sector” announced in January 2026, the mandatory compliance requirement of a “50% Basic Capital K-ICS Ratio” will be implemented in conjunction with prompt corrective action measures commencing in 2027. The Wholly-Owned Subsidiary faces the challenge of maintaining a stable proportion of Tier 1 capital (including share capital and retained earnings) within its available capital. If retained earnings decline as a result of deteriorating profitability or asset impairment, and the Wholly-Owned Subsidiary becomes excessively reliant on supplementary capital instruments with higher financing costs (such as subordinated debt) to offset such decline, there is a risk that, even if the overall K-ICS solvency ratio is maintained, the subsidiary may fail to satisfy the regulatory “Tier 1 capital ratio” requirements and could become subject to supervisory measures, including management improvement recommendations.

The Wholly-Owned Subsidiary has outstanding hybrid capital securities and subordinated debt that were issued in the past to strengthen its financial soundness. The Wholly-Owned Subsidiary issued KRW-denominated and foreign currency-denominated subordinated bonds in 2024 and 2025, and as of the end of the first quarter of 2026, had subordinated debt outstanding totaling KRW 1.2564 trillion. When the call option for such capital securities is exercised, the cost of refinancing may increase significantly or redemption itself may be restricted, depending on the prevailing market interest rates and the capital adequacy level of the Wholly-Owned Subsidiary at that time. Under the supervisory authorities’ enhanced standards, a specified level of K-ICS solvency ratio (including a Tier 1 capital ratio of at least 50%) must be maintained even after the redemption of capital securities. Accordingly, pressure to redeem such securities before adequate capital adequacy has been secured may place strain on the Wholly-Owned Subsidiary’s asset liquidity and financial soundness.

[Details of Subordinated Debt Issuances by the Wholly-Owned Subsidiary]			(Unit: KRW million)
Security Name	Date of Issue	Maturity Date	Interest Rate	Principal Amount
KRW-Denominated Subordinated Bonds	October 7, 2024	October 7, 2034	4.70%	300,000
Foreign Currency-Denominated Subordinated Bonds	May 7, 2025	May 7, 2035	6.25%	695,663
KRW-Denominated Subordinated Bonds	November 4, 2025	November 4, 2035	3.65%	200,000
Total				1,256,360

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

Since the adoption of IFRS 17, the Wholly-Owned Subsidiary’s Tier 1 capital has shown a declining trend due to the redemption of capital securities and weaker operating performance. The Wholly-Owned Subsidiary’s Tier 1 capital decreased from KRW 2.2332 trillion in 2023 to KRW 1.6440 trillion in 2024, representing a decline of approximately 26.4% in a single year, and further declined to KRW 1.3701 trillion in 2025. Consequently, the proportion of Tier 1 capital to solvency margin has also continuously declined from 53.3% in 2023 to 42.4% in 2024 and 33.8% in 2025, demonstrating a significant weakening in the share of Tier 1 capital within the capital structure. The primary reason for this decline in Tier 1 capital was the full redemption in September 2025 of the USD 300 million (approximately KRW 344.6 billion) foreign currency-denominated hybrid capital securities issued in 2020 upon the exercise of the call option at its first call date. Under the IFRS 17 framework, only hybrid capital securities without a step-up feature qualify as Tier 1 capital. The Wholly-Owned Subsidiary redeemed the relevant securities in order to manage the limit on supplementary capital and improve its capital structure, and this process resulted in a significant reduction in Tier 1 capital.

[Trend in the Wholly-Owned Subsidiary’s Tier 1 Capital]	(Unit: KRW hundred million, %)

Category	FY2023	FY2024	FY2025
Tier 1 Capital (A)	22,332	16,440	13,701
Supplementary Capital (Tier 2) (B)	19,566	22,313	26,894
Solvency Margin (C=A+B)	41,898	38,753	40,595
Proportion of Tier 1 Capital (A/C)	53.3	42.4	33.8

Data: Data provided by the Wholly-Owned Subsidiary

As a 100%-owned subsidiary of Woori Financial Group Inc., the Wholly-Owned Subsidiary benefits from a financial buffer in the form of potential group-level capital support. However, there is a possibility that timely capital injections into the Wholly-Owned Subsidiary may be delayed due to the Group’s overall capital adequacy management strategy or capital allocation policies that prioritize other affiliates. In addition, if the internal reserves of the Wholly-Owned Subsidiary are excessively distributed externally due to the strengthening of the Group’s dividend policy, the Wholly-Owned Subsidiary may experience difficulties in maintaining mid- to long-term financial stability.

The Wholly-Owned Subsidiary is pursuing conservative asset management and enhanced profitability centered on protection-type insurance products to maintain a stable K-ICS ratio amid strengthening capital regulations and a highly volatile financial environment. However, changes in debt valuation due to interest rate volatility and the Tier 1 capital regulations scheduled to take effect in 2027 continue to present ongoing uncertainty regarding the financial stability of the Wholly-Owned Subsidiary. Investors are advised to carefully monitor the impact of such regulatory and market environment changes on the capital adequacy of the Wholly-Owned Subsidiary.

D. Risk of Changes in Operating Revenue Composition

Following the adoption of IFRS 17, the Wholly-Owned Subsidiary’s operating revenue has been driven primarily by the amortization of the Contractual Service Margin (CSM) and investment income. In 2025, consolidated net income for the period amounted to KRW 124.5 billion, a decline of 60.4% from KRW 314.3 billion in the previous year, as insurance profit fell 58.5% year-over-year to KRW 113.8 billion. This trend indicates that earnings volatility risk is becoming increasingly apparent. For the first quarter of 2026, consolidated net income reflected investment profit of KRW 8.7 billion, representing a decrease of 84.0% compared to the same period of the previous year. In particular, the closing CSM balance, a key indicator of future profitability, declined from KRW 2,671.1 billion as of year-end 2024 to KRW 2,457.1 billion as of year-end 2025, while the increased dependence on bancassurance channels resulting from the conversion to a 100%-owned subsidiary of Woori Financial Group and the significant proportion of FVPL valuation gains and losses, which are highly sensitive to financial market volatility, are acting as factors that undermine the quality and stability of earnings. Furthermore, investors should be fully aware that the intense marketing competition, rising business expenses, and risks of CSM adjustments arising from changes in actuarial assumptions during the portfolio restructuring process toward protection-oriented insurance products constitute key factors that heighten the volatility of future operating performance and introduce significant uncertainty into the revenue structure.

The Wholly-Owned Subsidiary’s operating revenue is broadly divided into “insurance revenue” generated from the provision of insurance services and “investment income” generated from the management of invested assets. Under the IFRS 17 framework, greater emphasis has been placed on maintaining a portfolio focused on higher-margin products and on managing the Contractual Service Margin (CSM), rather than on the scale of gross written premiums alone. This shift in the earnings structure has become a key factor contributing to the volatility of the Wholly-Owned Subsidiary’s financial performance.

To secure the CSM, a future profit indicator under IFRS 17, the Wholly-Owned Subsidiary has been rapidly reorganizing its portfolio by reducing the proportion of savings-type insurance products and focusing on protection-type insurance products such as health and accident insurance. Although protection-type insurance products are highly profitable, the profits are recognized over an extended period of time, which may result in a contraction of overall sales volume in the short term. In particular, the Wholly-Owned Subsidiary’s consolidated net income for the period declined sharply to KRW 124.5 billion in 2025 from KRW 314.3 billion in the previous year, representing a decrease of approximately 60.4%. This was largely attributable to a decline in insurance profit from KRW 274.4 billion to KRW 113.8 billion, a decrease of approximately 58.5%. In addition, the Wholly-Owned Subsidiary recorded consolidated net income of KRW 25.0 billion for the first quarter of 2026, while investment profit amounted to KRW 8.7 billion, representing a decrease of 84.0% compared to the same period of the previous year. The domestic life insurance market has already entered a mature stage, with intense marketing competition to secure new contracts, and the resulting increase in operating expenses and changes in actuarial assumptions, such as lapse rates, constitute risk factors that undermine the stability of insurance profits.

[Operating Results of Wholly-Owned Subsidiary (Consolidated Basis)]			(Unit: KRW million)
Category	Q1 FY2026 (January–March 2026)	FY2025 (January–December 2025)	FY2024 (January–December 2024)	FY2023 (January–December 2023)
Insurance Business Revenue	330,044	1,263,501	1,233,614	1,131,390
Insurance Operating Expenses	307,659	1,149,730	959,206	897,262
Investment Income	787,795	2,310,778	2,265,834	2,119,431
Investment Costs	779,076	2,225,737	2,172,184	2,059,307
Operating Profit (Loss)	31,104	198,812	368,058	294,252
Non-Operating Income	1,029	14,881	29,240	14,258
Non-Operating Expenses	1,133	38,265	26,244	851
Profit (Loss) before Income Tax Expense	31,000	175,428	371,054	307,659
Corporate Income Tax Expense	5,977	50,934	56,761	67,833
Consolidated Net Income	25,023	124,494	314,293	239,826
Controlling Company Shareholders’ Equity	25,023	124,494	314,293	239,826
Non-Controlling Interest	0	0	0	0
Earnings Per Share (Unit: KRW)	160	798	2,015	1,538

Note) The 2023 figures were retrospectively restated as of the end of 2024 to reflect the effect of the change in accounting policy for the crediting rate variance.

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

The maintenance of the scale of the CSM, which is the source of future insurance profit, will determine the sustainability of future operating income. The CSM balance of the Wholly-Owned Subsidiary is on a downward trend, decreasing from KRW 2,671.1 billion as of December 31, 2024 to KRW 2,457.1 billion as of December 31, 2025. This indicates that the amortization of existing contracts was not sufficiently offset by the inflow of CSM from new contracts, or that adjustments arising from changes in assumptions have occurred. However, as of the end of the first quarter of 2026, the Wholly-Owned Subsidiary’s CSM balance increased slightly to KRW 2,510.8 billion. If the Wholly-Owned Subsidiary fails to secure a competitive advantage in the protection insurance market and the pace of acquiring new contract CSM consequently decelerates, the medium- to long-term insurance revenue base may be materially weakened.

[Trend in Wholly-Owned Subsidiary CSM]				(Unit: KRW million)
Category	Q1 FY2026 (January–March 2026)	FY2025 (January–December 2025)	FY2024 (January–December 2024)	FY2023 (January–December 2023)
Insurance Business Revenue	330,044	1,263,501	1,233,614	1,131,390
Insurance Operating Expenses	307,659	1,149,730	959,206	897,262
Investment Income	787,795	2,310,778	2,265,834	2,119,431
Investment Costs	779,076	2,225,737	2,172,184	2,059,307
Operating Profit (Loss)	31,104	198,812	368,058	294,252
Closing CSM Balance	2,510,834	2,457,095	2,671,088	2,541,802

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

As a result of the conversion of the Wholly-Owned Subsidiary into a 100%-owned subsidiary of Woori Financial Group Inc., the proportion of sales generated through the bancassurance channel utilizing the affiliate network, including Woori Bank, is expected to increase. Although sales through bank channels may be advantageous for short-term profit expansion, excessive dependence on a particular channel may result in increased earnings volatility due to changes in regulations, such as financial authorities’ bancassurance rules (which limit sales of a specific insurer’s products to 25% of total sales). Given the characteristics of bank channel customers, who exhibit high demand for savings-type or pension-type products, there exists a potential conflict with the Wholly-Owned Subsidiary’s strategy of “restructuring the revenue model with a focus on protection-based insurance.” Consequently, if the earnings mix shifts back toward products characterized by low investment returns and a high liability burden, it may place pressure on the subsidiary’s financial stability.

In the case of the Wholly-Owned Subsidiary, the proportion of valuation gains in investment returns may increase depending on interest rate fluctuations. However, such non-interest income is highly sensitive to external variables such as market interest rates and stock prices. If investment income, especially valuation gains and losses on financial assets measured at fair value through profit or loss (FVPL), becomes an excessively large component of the wholly owned subsidiary’s operating revenue, the “qualitative instability of earnings” may increase, such that overall operating revenue could decline sharply during periods of temporary weakness in the financial markets. This is a risk factor that may raise concerns regarding the Wholly-Owned Subsidiary’s ability to generate stable cash flows.

While the Wholly-Owned Subsidiary seeks to strengthen its revenue base through the expansion of protection-type insurance products and synergies with Woori Financial Group, the recent sharp decline in insurance profit and the decreasing trend in CSM balance suggest that the variability of the earnings structure is materializing. Investors should be fully aware of the risk that the revenue sources of the Wholly-Owned Subsidiary may be concentrated in specific products or channels, or in temporary investment valuation gains, which may result in increased volatility of performance.

E. Risk Related to Securing Key Investment/Management Personnel

Given that the life insurance industry provides intangible financial services, highly qualified professional personnel constitute the Company’s core competitive assets, and the sustainable growth and financial stability of the Wholly-Owned Subsidiary are directly contingent upon securing and retaining key personnel, including actuaries, risk management specialists, and asset management professionals. In particular, as of the first half of 2026, the entry into the advanced implementation phase of IFRS 17 and K-ICS has resulted in a surge in demand for specialized personnel, and the stringent actuarial guidelines mandated by financial authorities have made the recruitment of highly skilled actuaries a critical determinant of the reliability of financial statements, with the Wholly-Owned Subsidiary engaging in intense competition with other insurance companies and fintech firms to attract such talent. As of the end of 2025, the Wholly-Owned Subsidiary employs 911 staff members with an average tenure of 15.1 years, demonstrating stable human resource management; however, the average salary per employee has increased by approximately 13.8%, from KRW 94 million in 2021 to KRW 107 million in 2025, which may exert downward pressure on actual profitability indicators. Furthermore, internal uncertainties that may arise in the course of the conversion to a 100%-owned subsidiary of Woori Financial Group could accelerate the departure of experienced personnel; in particular, the loss of key investment staff responsible for real estate project financing and overseas alternative investments poses a risk of financial losses, including impairment of operational expertise, deterioration in investment returns, and the need to set aside substantial provisions. In conclusion, the increased operating expense burden associated with enhancing compensation systems to retain key personnel, together with the potential loss of personnel resulting from changes in the governance structure, may adversely affect the Wholly-Owned Subsidiary’s medium- to long-term operating performance. Investors are therefore advised to give due consideration to the risks associated with changes in key management and operational personnel.

Given the intangible nature of financial services provided by the life insurance industry, excellent professional personnel constitute the Company’s core competitive assets. The sustainable growth and financial stability of the Wholly-Owned Subsidiary are directly contingent upon the ability to secure and retain key personnel, including actuaries, risk management specialists, and investment managers possessing advanced asset management expertise.

As of the first half of 2026, IFRS 17 and K-ICS (the Korean Insurance Capital Standard) have moved beyond the initial implementation phase and entered a stage of further advancement. As a result, demand across the financial industry for specialized professionals responsible for refining actuarial assumptions and managing capital adequacy has increased significantly. In particular, as financial authorities require strict actuarial standards, including guidelines on lapse rates for no-surrender and low surrender value insurance products, the availability of highly skilled actuaries and risk management specialists has become a critical determinant of the reliability of financial statements and regulatory compliance capacity. The Wholly-Owned Subsidiary is engaged in intense competition to attract such limited talent, not only with large insurance companies but also with fintech companies pursuing digital transformation initiatives.

The Wholly-Owned Subsidiary strategically allocates resources to real estate project financing and overseas alternative investments in order to enhance the return on invested assets. These alternative investment assets require a high level of due diligence and ongoing monitoring capabilities, and if key personnel such as investment managers depart, there is a risk that the alternative investment expertise developed by the Wholly-Owned Subsidiary may be impaired and investment returns may decline. The absence of key personnel may weaken timely responsiveness to non-performing assets, potentially resulting in financial losses such as the establishment of substantial provisions.

The Wholly-Owned Subsidiary has employed over 900 officers and employees since 2021, and as of the end of 2025, employs 911 officers and employees. In particular, the average length of service of employees at wholly-owned subsidiaries is 15.1 years, demonstrating stable human resource management. In addition, the number of insurance agents, who are classified as external professionals, stood at 2,280 as of year-end 2025 and has remained relatively stable since 2021.

[Status of Employees of the Wholly-Owned Subsidiary]	(Unit: Persons)

Category	FY2021	FY2022	FY2023	FY2024	FY2025
Number of Employees	990	916	914	935	911
Registered Insurance Agents	2,215	2,059	1,918	2,260	2,280
Exclusive Insurance Agents	1,882	1,565	1,346	1,548	1,644
Cross-Selling Insurance Agents	333	494	572	712	636

Source: Financial Statistics Information System

The Wholly-Owned Subsidiary is in the process of being converted into a 100% subsidiary of Woori Financial Group, which may entail the integration of organizational culture and changes in human resources (HR) management policies. Internal uncertainty that may arise during the process of changes in the governance structure could cause anxiety among experienced personnel and accelerate the outflow of talent to external organizations. In particular, if key investment personnel or experienced staff responsible for high-net-worth client services depart, the risk that the Wholly-Owned Subsidiary’s business foundation and investment competitiveness may be weakened in the short term cannot be excluded.

The enhancement of compensation structures and expansion of employee benefits designed to retain and attract key personnel constitute factors that increase the operating cost burden of the Wholly-Owned Subsidiary. Excessive personnel expenditures for talent acquisition may offset the profits derived from the expansion of protection-type insurance sales, which may adversely affect the substantive profitability metrics of the Wholly-Owned Subsidiary. As of 2025, total employee compensation for the Wholly-Owned Subsidiary amounted to KRW 97.2 billion, representing a 3.3% increase from KRW 94.1 billion in 2021. However, the average salary per employee increased by 13.8% from KRW 94 million in 2021 to KRW 107 million in 2025.

[Salary Expenditure Trends for the Wholly-Owned Subsidiary]	(Unit: Persons, KRW million)

Category	FY2021	FY2022	FY2023	FY2024	FY2025
Number of Employees	998	921	912	937	906
Total Compensation	94,070	87,193	101,190	104,746	97,186
Average Compensation per Employee	94	95	111	112	107

Note: Includes unregistered executives

Source: Business Report of Wholly-Owned Subsidiary (Dec. 2025)

Although the Wholly-Owned Subsidiary operates a structured human resources system to attract and retain key personnel, the intense competition for talent in the market and the unique circumstances arising from changes in the governance structure continue to represent risk factors. Investors should be fully aware of the potential negative impact that changes in the key investment and operational personnel of the Wholly-Owned Subsidiary may have on the Company’s mid- to long-term management performance and financial condition.

F. Risks Relating to Subsidiaries

In order to strengthen its insurance sales capabilities and enhance operational efficiency, the Wholly-Owned Subsidiary operates Tongyang Life Financial Services Co., Ltd., a specialized sales subsidiary; however, since its establishment in 2021, it has continuously recorded net losses for the period due to substantial costs incurred for initial market establishment, and as of the end of the first quarter of 2026, it has entered a state of capital impairment with total equity of negative KRW 4.8 billion, and such insolvency of the subsidiary entity poses a risk of leading to additional financial burdens, including a decrease in consolidated net income and recognition of impairment losses on goodwill. In particular, if the state of capital impairment continues, there is a significant possibility that the Wholly-Owned Subsidiary may undertake additional capital injections or provide financial support in order to restore the financial soundness of the relevant entity. Such actions could reduce the Wholly-Owned Subsidiary’s available capital on a standalone basis and place downward pressure on its K-ICS solvency ratio. Furthermore, if a turnaround is delayed due to intensifying competition in the general agency (GA) market, there is a risk that the invested capital may not be recoverable, resulting in stranded capital. Furthermore, notwithstanding the Company’s pursuit of enhanced operational specialization and cost efficiency through its “separation of manufacturing and sales” strategy, investors should be fully aware that there remains a persistent risk of strategic failure should the subsidiary fail to adequately fulfill its role as a gateway for securing new contract CSM, or should elevated operating expenses continue to be incurred. Additionally, in the event of recruitment misconduct or mis-selling by insurance agents affiliated with the subsidiary, the attendant legal and reputational risks may be transferred to the parent company, potentially resulting in damage to brand value and regulatory sanctions.

The Wholly-Owned Subsidiary operates a general agency (GA) subsidiary specializing in insurance sales in order to strengthen its insurance distribution capabilities and enhance sales efficiency. As of the end of 2025, the Wholly-Owned Subsidiary has one consolidated subsidiary, Tongyang Life Financial Services Co., Ltd., and the financial performance and operating results of such subsidiary directly affect the consolidated financial statements and capital adequacy of the Wholly-Owned Subsidiary.

Tongyang Life Financial Services Co., Ltd., a principal subsidiary of the Wholly-Owned Subsidiary, has continuously recorded net losses for each period since its establishment in 2021 due to substantial expenditures incurred to secure its initial market position. As of the end of the first quarter of 2026, Tongyang Life Financial Services Co., Ltd. had total assets of KRW 26.7 billion and total liabilities of KRW 31.5 billion, resulting in total equity of negative KRW 4.8 billion, thereby entering a state of capital impairment. Following a substantial net loss of KRW 18.8 billion for the fiscal year 2024, it recorded a further net loss of KRW 4 billion in 2025. Although the scale of the loss has decreased compared to the previous year, the recovery of capital through internally generated revenue remains delayed.

[Tongyang Life Financial Services Co., Ltd. Financial Summary]	(Unit: KRW million)

Category	FY2024	FY2025	Q1 FY2026
Assets	29,994	30,725	26,706
Liabilities	27,404	32,083	31,513
Capital	2,590	(1,358)	(4,807)
Operating Revenue	70,812	92,033	23,056
Net Income for the Period	(18,829)	(4,038)	(3,592)

Source: Annual Reports and Quarterly Reports of the Wholly-Owned Subsidiary for the Respective Fiscal Years

The deterioration in the financial condition of such subsidiaries may reduce consolidated net income for the period and could result in additional financial burdens, including the recognition of impairment losses on goodwill arising from a decline in the value of those subsidiaries. Should the capital impairment of Tongyang Life Financial Services Co., Ltd. persist, the Wholly-Owned Subsidiary will likely be required to undertake additional capital increases through paid-in capital contributions or extend loans in order to sustain operations and restore the financial soundness of the subsidiary. If the Wholly-Owned Subsidiary provides additional capital support to a subsidiary, this may reduce the available capital on a standalone entity basis for the Wholly-Owned Subsidiary and act as downward pressure on the K-ICS (solvency ratio). Notwithstanding the continued capital infusions by the Wholly-Owned Subsidiary, there exists a risk of capital impairment whereby recovery of the invested capital may become impossible if the turnaround of the subsidiary company is delayed due to intensifying competition in the GA market.

The Wholly-Owned Subsidiary is pursuing a strategy of “separating manufacturing from sales” by distinguishing manufacturing operations (insurance companies) from sales operations (general agents), thereby enhancing the professionalism and cost efficiency of its sales organization. However, there is a risk that the separation of manufacturing and sales strategy itself may fail if Tongyang Life Financial Services Co., Ltd., a subsidiary, does not adequately fulfill its role as a channel for securing new contract CSM as originally anticipated, or if high insurance agent recruitment costs and operating expenses continue to be incurred. Furthermore, in the event that an insurance agent affiliated with a subsidiary violates solicitation regulations or engages in mis-selling, the legal and reputational risks may be transferred to the Wholly-Owned Subsidiary as the parent company, and the possibility of brand value impairment and sanctions by the supervisory authorities cannot be excluded.

The consolidated results of the Wholly-Owned Subsidiary are closely linked to the management status of Tongyang Life Finance Services Co., Ltd., a subsidiary. In particular, the ongoing capital erosion and deteriorating profitability of the subsidiary constitute substantial risk factors that undermine the financial stability and capital management efficiency of the Wholly-Owned Subsidiary. Investors are advised to fully consider the impact on overall corporate value of whether the subsidiary’s financial position will be normalized and the possibility of additional financial support from the Wholly-Owned Subsidiary.

G. Risks Related to Overseas Investment

To overcome the limitations of the domestic market, which has been characterized by prolonged low growth and low interest rates, and to enhance the return on invested assets, the Wholly-Owned Subsidiary maintains a certain level of exposure to overseas bonds and alternative investments. As of the end of the first quarter of 2026, its holdings of foreign currency-denominated securities on a standalone basis amounted to approximately KRW 7.4727 trillion, representing a significant 28.5% of its total securities holdings. However, the subsidiary remains exposed to financial uncertainties arising from foreign exchange rate fluctuations and potential deterioration in the quality of overseas assets.

Notwithstanding the hedging strategy through foreign exchange derivatives, if swap points deteriorate due to the continued Korea-U.S. interest rate inversion and global liquidity tightening, foreign exchange hedging costs may surge, negatively impacting operating returns and interest margins. In particular, as uncertainty in the overseas commercial real estate market persists due to the high interest rate environment in major developed economies, including the United States and Europe, and rising office vacancy rates, the possibility of significant impairment losses occurring in mezzanine or equity investment assets, or of asset deterioration resulting from refinancing failure of assets maturing in the first half of 2026, cannot be excluded. Furthermore, under the Korean Insurance Capital Standard (K-ICS), stringent risk coefficients are applied to overseas assets, and any maturity mismatch in foreign exchange hedging may result in a sharp increase in market risk capital requirements, which in turn may lead to a decline in the solvency ratio and an increased burden of capital raising. Investors should fully take into account that geopolitical uncertainties, such as conflicts in the Middle East and U.S.-China tensions, together with changes in local regulations, may exert downward pressure on the financial condition of the Wholly-Owned Subsidiary, compounded by weakened capacity for timely response due to physical distance and information asymmetry.

To overcome the limitations of the domestic market, where low growth and low interest rates have become entrenched, and to enhance the return on invested assets, the Wholly-Owned Subsidiary maintains a certain level of overseas bonds and overseas alternative investments (including real estate, infrastructure, and private equity funds). While overseas investment has the positive aspect of portfolio diversification, there remains a constant financial uncertainty arising from exchange rate fluctuation risk and deterioration in the soundness of overseas assets. As of the end of the first quarter of 2026, on a standalone basis, the Wholly-Owned Subsidiary held foreign currency securities amounting to KRW 7,472.7 billion, which represents 28.5% of the total securities held by the Wholly-Owned Subsidiary.

[Composition of Securities Holdings of the Wholly-Owned Subsidiary (Standalone Basis)]										(Unit: KRW million)
Category		Q1 FY2026			FY2025			FY2024		FY2023
		Ending Balance	Yield	Percentage	Ending Balance	Yield	Percentage	Ending Balance	Yield	Ending Balance	Yield
Domestic	Government and Public Bonds	8,397,500	2.7%	32.0%	9,063,946	3.0%	33.7%	8,498,657	3.5%	7,970,118	2.6%
	Special Bonds	2,937,174	3.3%	11.2%	2,943,298	3.2%	10.9%	3,046,576	3.5%	2,904,141	3.5%
	Financial Bonds	2,310,399	3.6%	8.8%	2,383,184	4.8%	8.9%	2,766,916	4.0%	2,551,196	5.0%
	Corporate Bonds	1,678,565	3.7%	6.4%	1,549,771	3.8%	5.8%	1,972,366	4.4%	1,871,556	3.9%
	Shares	148,560	53.3%	0.6%	134,469	(29.3)%	0.5%	219,428	3.5%	317,297	9.0%
	Other	3,296,658	3.7%	12.6%	3,605,573	3.2%	13.4%	3,919,517	5.6%	3,209,284	5.7%
Subtotal		18,768,856	3.5%	71.5%	19,680,242	3.0%	73.1%	20,423,461	4.1%	18,823,592	3.9%
Foreign Currency Securities		7,472,680	3.1%	28.5%	7,248,104	3.5%	26.9%	4,587,082	1.5%	4,215,601	3.9%
Total		26,241,536	3.4%	100.0%	26,928,345	3.1%	100.0%	25,010,543	3.6%	23,039,194	3.9%

Note 1) Standalone basis

Note 2) Basis for calculation of rate of return

- The rate of return is calculated on the basis of profit (investment gains and losses) derived by deducting investment operating expenses from investment operating income.

- Investment costs that are difficult to directly attribute to each asset shall be apportioned in proportion to the asset composition ratio.

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

In the event of a sharp fluctuation in the KRW/USD exchange rate when investing in overseas foreign currency assets, the KRW-equivalent value of foreign currency assets may fluctuate, which may affect the other comprehensive income and capital adequacy of the Wholly-Owned Subsidiary. The Wholly-Owned Subsidiary employs a hedging strategy using foreign exchange derivatives (currency swaps, forwards, etc.) to minimize its exposure to foreign exchange risk. However, foreign exchange hedging costs may increase significantly if the Korea–U.S. interest rate inversion persists or if swap points deteriorate due to tightening global liquidity conditions. This directly erodes the rate of return on operations and may negatively affect the net interest margin of the Wholly-Owned Subsidiary.

Uncertainties in the global commercial real estate market have persisted due to the prolonged high interest rate environment in major developed economies such as the United States and Europe, and the increase in office vacancy rates resulting from the establishment of remote work practices. If some of the overseas alternative investment assets held by the Wholly-Owned Subsidiary are in the form of mezzanine or equity investments, there is a risk that, in the event of a decline in the value of the underlying assets, the loss absorption priority will be lower compared to senior creditors, resulting in principal loss and large-scale impairment losses. In particular, as of the first half of 2026, as overseas alternative investment assets executed during the previous low interest rate period reach maturity sequentially, the possibility cannot be ruled out that such assets may become impaired as a result of failures to refinance the related borrowings.

Under the Korean Insurance Capital Standard (K-ICS), more stringent risk factors are applied to foreign assets than to domestic assets. In particular, when calculating the capital requirement for foreign exchange risk, the market risk capital requirement may increase sharply if the maturity of the foreign exchange hedging contract does not match the maturity of the underlying asset or if the hedging strategy fails to meet the recognition requirements of the regulatory authority. This may result in a decline in the solvency ratio (K-ICS) of the Wholly-Owned Subsidiary, thereby constituting a risk factor that increases the burden of capital replenishment.

Geopolitical uncertainties, such as the ongoing Middle East conflict and US-China tensions, are the principal causes of volatility in global asset prices. Furthermore, changes in tax laws of foreign jurisdictions or the strengthening of environmental, social, and governance (ESG) regulations may have an unforeseen adverse impact on the recoverability and returns of overseas investment assets. Although the Wholly-Owned Subsidiary is strengthening monitoring through cooperation with local specialized asset managers, there is a risk that the ability to respond in a timely manner may be weakened compared to domestic assets due to physical distance and information asymmetry.

While overseas investment is a necessary strategy to diversify sources of profits, the increasing volatility of exchange rates and the delayed recovery of the global real estate market pose a direct threat to the profitability and soundness of the Wholly-Owned Subsidiary. In particular, the ongoing incurrence of foreign exchange hedging costs and the potential for additional loss recognition on overseas alternative investment assets may exert downward pressure on the financial condition of the Wholly-Owned Subsidiary. Investors are advised to fully consider the potential adverse effects that such uncertainties in the overseas investment environment may have on the medium- to long-term business performance of the Wholly-Owned Subsidiary.

H. Risks Associated with Changes in the Solvency Ratio (K-ICS) and Capital Adequacy

The new Korean Insurance Capital Standard (K-ICS), which was fully implemented in 2023, represents a transition to a regime that reflects the financial substance of insurers more transparently than in the past through full mark-to-market valuation of assets and liabilities and sophisticated risk measurement via shock scenario methodologies. Although the Wholly-Owned Subsidiary maintained a stable solvency ratio of 189.6% as of the end of the first quarter of 2026, exceeding the 130% threshold recommended by the financial authorities, it should be recognized that this result stems from proactive capital management strategies undertaken during 2025, including the issuance of substantial subordinated debt and the reduction of interest rate risk capital charges through the acquisition of long-term assets. In particular, as of the first half of 2026, the widening volatility of market interest rates due to ongoing geopolitical risks, together with the financial authorities’ “Discount Rate Normalization Roadmap” being implemented in phases through 2027 and the extension of the Last Liquid Point (LLP) to 30 years, are acting as persistent downward pressures that sharply increase the Best Estimate Liabilities (BEL) of life insurance companies with a high proportion of ultra-long-term liabilities, thereby reducing their available capital. In addition, the regulatory requirement mandating a “Tier 1 K-ICS ratio of at least 50%,” which is scheduled to take effect in 2027, requires insurers to strengthen the quality of their capital by building “high-quality capital” with genuine loss-absorbing capacity, such as retained earnings and paid-in capital, rather than relying solely on supplementary capital instruments such as subordinated debt to maintain their apparent capital adequacy. Furthermore, if the K-ICS solvency ratio were to fall below 100% as a result of future interest rate fluctuations or the realization of losses on alternative investments, the Wholly-Owned Subsidiary could become subject to prompt corrective actions, including management improvement recommendations, which could materially restrict its ability to pursue new business initiatives and implement its dividend strategy. In conclusion, investors should carefully note that, notwithstanding the Wholly-Owned Subsidiary’s currently stable capital adequacy indicators from a quantitative perspective, its medium- to long-term financial stability may be subject to volatility as a result of the combined effects of increasingly stringent qualitative capital requirements, the refinancing burden associated with maturing capital securities, and broader macroeconomic uncertainties.

Beginning in 2023, following the adoption of the new accounting standard (IFRS 17), the Wholly-Owned Subsidiary adopted a new solvency framework based on the supervisory regime under the Korean Insurance Capital Standard (K-ICS). The most significant differences between the existing Risk-Based Capital (RBC) regime and the newly introduced Korean Insurance Capital Standard (K-ICS) are: (1) the full fair value assessment of available capital, and (2) the application of a scenario-based approach for required capital, rather than the risk factor methodology that applies risk coefficients to exposures. This enables insurers to manage their risks with greater sophistication.

[Comparison of the RBC Solvency Framework and the New K-ICS Solvency Framework]

Category	Risk-Based Capital (RBC) System	K-ICS
Assessment	Valuation of certain assets and liabilities at cost	Market valuation of all assets and liabilities
Solvency Margin	Capital listed in the financial statements, such as capital and retained earnings	Calculated based on fair value-adjusted net assets (assets less liabilities), with deductions or additions made according to the degree of loss-absorbing capacity.
Solvency Capital Requirement	Required capital calculated using the risk coefficient method at a 99% confidence level

99.5% confidence level,

required capital is calculated using a stress-scenario approach (based on the reduction in net assets following the application of stress shocks).

* Certain risks (general insurance, credit, and operations) apply the risk coefficient method

	① Insurance Risk ② Interest Rate Risk ③ Market Risk ④ Credit Risk ⑤ Operational Risk	① Life and long-term property insurance risk ② General non-life insurance risk ③ Market risk (including interest rate risk) ④ Credit risk ⑤ Operational risk
Establishment of 5 new sub-risks - Within insurance risk: Longevity, termination, project costs, and catastrophic events - Within market risk: Asset concentration
Soundness Standards	Solvency Ratio (= Solvency Margin / Solvency Capital Requirement) ≥ 100%

Source: Financial Supervisory Service Press Release (December 2022)

At the 9th meeting of the Insurance Capital Adequacy Advancement Task Force held on February 24, 2022, the Financial Services Commission finalized the Korean Insurance Capital Standard (K-ICS) and established transitional arrangements for the calculation of available capital and required capital. The principal provisions include a transitional period of up to ten years for both available capital and required capital, together with measures designed to mitigate market disruption arising from the transition to the new regime.

With respect to available capital, the scope of recognition for capital securities issued prior to the implementation of K-ICS has been expanded, and the increase in policy reserves resulting from the fair value measurement of insurance liabilities (present value policy reserves less cost-based policy reserves) is permitted to be deducted from available capital on a gradual basis rather than in a single deduction. With respect to required capital, the newly introduced insurance risk items are to be recognized progressively during the transitional period, and for existing risks, it was determined that only 60% of the equity risk and interest rate risk calculated in the first year of implementation would be reflected as required capital.

In late May 2023, the financial authorities issued guidelines on key actuarial assumptions to prevent insurance companies from using excessively optimistic or conservative actuarial assumptions when calculating insurance liabilities. These guidelines affect the amount of insurance liabilities and the Contractual Service Margin (CSM), consequently resulting in changes to the net asset value and available capital under K-ICS.

The impact on the K-ICS ratio resulting from the application of the guidelines (whether an increase or decrease) and the magnitude of such change may vary depending on the relative degree of conservatism between the actuarial assumptions previously employed by each insurance company and those set forth in the guidelines. However, as the guidelines are designed to reflect insurance contract-related cash flows and policyholder behavior more precisely, it is anticipated that a decline in K-ICS ratios may occur for a number of insurers.

Furthermore, beginning in 2024, the underlying assumption risk amount has been newly incorporated as a sub-category of operational risk in the calculation of K-ICS required capital. As a result, required capital increased due to the rise in operational risk, which in turn led to an increase in the required capital amount. Accordingly, the average solvency ratio of domestic life insurers (before the application of transitional measures) stood at 182.7% as of year-end 2024, down from the previous year. As of year-end 2025, the industry average solvency ratio had risen to 190.3%, representing an increase of 7.6 percentage points from the prior year-end.

As of the end of the first quarter of 2026, the K-ICS solvency ratio of the Wholly-Owned Subsidiary is 189.6%. The ratio declined compared to 2024 due to the implementation of measures to normalize the discount rate for insurance liabilities in early 2025 and the impact of applying age-specific loss ratios; however, it improved following the issuance of foreign currency subordinated bonds in May 2025, and the K-ICS solvency ratio as of the end of the first quarter of 2026 increased significantly compared to 2024. The solvency ratio of the Wholly-Owned Subsidiary significantly exceeds the financial regulatory authority’s recommended level (130%) and remains at a stable level.

However, capital adequacy may deteriorate in the future due to factors such as IFRS 17 implementation, strengthened prudential regulations by financial authorities, decreases in accumulated other comprehensive income resulting from bond valuation losses attributable to interest rate volatility, reductions in retained earnings due to declining investment returns, and increases in unforeseen insurance, interest rate, credit, market, and operational risks. Investors should note that if the solvency ratio declines, the Wholly-Owned Subsidiary may become subject to a management improvement recommendation from the financial authorities pursuant to the Regulations on Supervision of the Insurance Business.

[Trends in the Solvency Ratio of the Wholly-Owned Subsidiary and the Life Insurance Industry]					(Unit: KRW million, %)
Category	Q1 FY2026	FY2025	FY2024	FY2023	FY2022	FY2021
Wholly-Owned Subsidiary’s Solvency Margin (A)	4,345,726	4,059,496	3,875,304	4,189,755	2,631,657	3,243,097
Wholly-Owned Subsidiary’s Solvency Capital Requirement (B)	2,292,632	2,257,298	2,491,824	2,166,822	1,519,857	1,469,544
Wholly-Owned Subsidiary’s Solvency Ratio (A/B)	189.6	179.8	155.5	193.4	173.2	220.7
Average Solvency Ratio of Life Insurance CompaniesNote 1)	—	205.8	203.4	232.8	206.4	254.4

Note 1) Solvency ratio = Solvency margin / Solvency capital requirement × 100

Note 2) Calculated using the K-ICS method from FY2023 (before transitional measures)

Note 3) Life Insurance Company average: Includes domestic and foreign life insurance companies

Note 4) The solvency ratios for 2024 and 2025 are based on public disclosure materials of the Korea Deposit Insurance Corporation (April 22, 2026).

Source: Electronic disclosure data from the Financial Supervisory Service and the Monthly Financial Statistics Report of the Korea Life Insurance Association

[Current Solvency Ratio Status of Domestic Life Insurance Companies Following the Introduction of K-ICS]						(Unit: %, p.p.)
Company Name	Before Transitional Measures June 2025	Before Transitional Measures September 2025	Increase or Decrease	After Transitional Measures June 2025	After Transitional Measures September 2025	Increase or Decrease
Samsung	186.7	192.7	+6.0	186.7	192.7	+6.0
Kyobo	152.7	157.2	+4.4	199.2	205.2	+6.0
Hanwha	160.0	158.2	Δ1.8	160.6	158.2	Δ2.4
Shinhan Life	199.6	189.7	Δ9.9	199.6	189.7	Δ9.9
Nonghyup	258.4	261.4	+3.0	437.2	431.8	Δ5.3
KB Life	250.6	253.5	+2.9	250.6	253.5	+2.9
Mirae Asset	183.5	183.0	Δ0.5	183.5	183.0	Δ0.5
Heungkuk	159.2	160.5	+1.2	208.3	208.6	+0.3
KDB	43.3	43.5	+0.2	176.6	165.2	Δ11.5
IBK Insurance	138.4	143.6	+5.2	236.4	246.3	+9.9
DB	166.9	174.3	+7.4	215.0	227.2	+12.2
iM Life	95.1	101.8	+6.7	187.9	203.2	+15.3
Hana Life	136.4	136.5	+0.0	182.2	178.8	Δ3.4
Kyobo Planet	165.7	192.2	+26.4	214.9	261.5	+46.6
Wholly-Owned Subsidiary	172.1	173.6	+1.5	177.0	173.6	Δ3.4
MetLife	332.5	310.8	Δ21.6	332.5	310.8	Δ21.6
AIA	227.8	210.5	Δ17.3	227.8	210.5	Δ17.3
ABL	105.4	107.9	+2.5	169.1	165.3	Δ3.8
Fubon Hyundai	-10.1	2.9	+13.1	164.9	174.1	+9.3
LINA Life	360.3	359.9	Δ0.4	360.3	359.9	Δ0.4
Cardif	318.2	343.2	+25.1	318.2	343.2	+25.1
Chubb	135.8	144.7	+9.0	174.7	189.0	+14.2
Life Insurance Company Average	181.1	183.1	+2.0	200.9	201.4	+0.5

Note 1) For companies that have not applied transitional measures, changes are based on the pre-transitional measures basis, while for companies that have applied transitional measures, changes are based on the post-transitional measures basis.

Note 2) Companies subject to the transitional measures for elective application are shaded

Note 3) Hana Life: The K-ICS ratio as of the end of September 2025 is 173.2% after reflecting the paid-in capital increase (KRW 200 billion, October 2025)

Source: Financial Supervisory Service Press Release, “Status of Insurance Companies’ Solvency Margin Ratio as of End-September 2025” (September 2025)

The Financial Supervisory Service imposes measures in relation to the solvency ratio as follows: if the solvency ratio falls below 100%, a management improvement recommendation; if it falls below 50%, a management improvement requirement; and if it falls below 0%, a management improvement order. The Financial Supervisory Service recommends that the ratio should be over 130%.

[Details of Corrective Measures Based on Solvency Ratio]

Category	Solvency Ratio	Improvement Measures
Management Improvement Recommendation	50% or more but less than 100%	Request for increase in equity capital, restrictions on new business, etc.
Management Improvement Requirement	0% or more but less than 50%	Request for replacement of executives, reorganization of subsidiaries, etc.
Management Improvement Order	Less than 0%	Suspension of executive duties, suspension of insurance business, etc.

[Enforcement Decree of the Insurance Business Act, Chapter 6: Supervision]

Article 65 (Standards for Financial Soundness)

① The terms used in this Article are defined as follows:

1. The term “solvency margin” means the amount obtained by subtracting goodwill and other amounts similar thereto which are determined and publicly notified by the Financial Services Commission, from capital, retained earnings, subordinated borrowings, and other amounts similar thereto which are determined and publicly notified by the Financial Services Commission;

2. The term “solvency capital requirement” means the results produced by converting any risks of loss that might be incurred while running an insurance business into the amount of money by the methods determined and publicly notified by the Financial Services Commission;

3. The term “solvency ratio” means the ratio obtained by dividing the amount of solvency margin by the standard amount of solvency margin.

② Standards for the financial soundness to be observed by insurance companies under Article 123 (1) of the Act shall be as follows:

1. Solvency margin ratio shall be maintained at not less than 100%;

2. Soundness of assets, such as loan obligations, shall be regularly classified, and the bad debt allowances shall be accumulated;

3. Standards determined and publicly notified by the Financial Services Commission for the risks, liquidity and management of reinsurance of insurance companies shall be satisfied.

③ Where the Financial Services Commission intends to take measures against any insurance company, including orders to increase its capital or funds, or restrictions on the possession of high-risk assets, such as stocks, pursuant to Article 123 (2) of the Act, it shall take into account the following matters:

1. Whether the relevant measures are appropriate to protect policyholders;

2. Whether the relevant measures are necessary to prevent any insolvency of insurance companies, and to lead their sound management.

④ The Financial Services Commission may determine and publicly notify details of the standards under paragraphs (1) through (3).

[Regulations on Supervision of the Insurance Business – Section 3: Prompt Corrective Actions]

Article 7-17 (Management Improvement Recommendation)

① The Financial Services Commission shall recommend that an insurance company take necessary measures (hereinafter referred to as “management improvement recommendation”) where such insurance company falls under any of the following subparagraphs: <Amended on Aug. 31, 2006; Apr. 7, 2008>

1. Where the solvency margin ratio is 50% or more but less than 100%;

2. Where the institution receives an overall management assessment rating of Grade 3 (Fair) or higher and a capital adequacy assessment rating of Grade 4 (Vulnerable) or lower.

3. Where the institution receives an overall management assessment rating of Grade 3 (Fair) or higher, and two or more of the assessment ratings for the insurance risk, interest rate risk, and investment risk categories are Grade 4 (Vulnerable) or lower.

4. Where it is clearly determined that the criteria set forth in subparagraphs 1 through 3 are met due to the occurrence of a large-scale financial incident or non-performing loan.

② The term “necessary measures” in paragraph (1) means measures corresponding to any or all of the following subparagraphs; provided, however, that the provisions of subparagraphs 9 and 10 shall apply only to non-life insurance companies:

1. Increase or decrease in capital;

2. Reduction of project costs;

3. Efficiency of store management;

4. Restrictions on investment in fixed assets;

5. Disposal of non-performing assets;

6. Improvement of personnel and organizational management;

7. Restrictions on shareholder dividends or policyholder dividends;

8. Restrictions on entry into new lines of business and new investments;

9. Prohibition of acquisition of treasury shares;

10. Adjustment of rates.

③ When the Financial Services Commission makes a recommendation pursuant to paragraph (1), it may take measures of caution or warning against the relevant insurance company or executive officers. <Amended on Aug. 31, 2006; Apr. 7, 2008>

Article 7-18 (Management Improvement Requirement)

① The Financial Services Commission shall require an insurance company to take necessary measures (hereinafter referred to as “management improvement requirement”) if the insurance company falls under any of the following subparagraphs: <Amended on Apr. 7, 2008>

1. Where the solvency margin ratio is 0% or more but less than 50%;

2. Where the institution receives an overall management assessment rating of Grade 4 (Vulnerable) or lower;

3. Where it is deemed obvious that the criteria set forth in subparagraph 1 or 2 will be met due to a large-scale financial incident or the occurrence of non-performing loans.

② The term “necessary measures” in paragraph (1) means measures corresponding to any or all of the following subparagraphs; provided, however, that the provisions of subparagraph 8 shall apply only to non-life insurance companies:

1. Closure, consolidation, or restrictions on establishment of stores;

2. Requirement to replace executive officers;

3. Partial suspension of insurance business;

4. Reduction in workforce and organizational structure;

5. Formulation of plans for merger, designation as a subsidiary of a financial holding company under the Financial Holding Companies Act (hereinafter referred to as “financial holding company”) (including cases where a financial holding company is established solely or jointly with other financial institutions and the company is designated as a subsidiary thereof), acquisition by a third party, transfer of all or part of the business, etc.

6. Restrictions on holding risk assets and disposal of assets;

7. Reorganization of subsidiaries;

8. Reinsurance processing;

9. All or part of the measures set forth in the subparagraphs of Article 7-17, Paragraph 2.

Article 7-19 (Management Improvement Order)

① Where an insurance company falls under any of the following subparagraphs, the Financial Services Commission shall order such insurance company to implement necessary measures (hereinafter referred to as “management improvement order”): <Amended on Apr. 7, 2008>

1. Where the relevant financial institution falls under an insolvent financial institution as defined in Article 2, subparagraph 2 of the Act on the Structural Improvement of the Financial Industry <Amended on July 29, 2024>;

2. Where the solvency ratio falls below 0%.

② The term “necessary measures” in paragraph (1) means measures corresponding to part or all of the following subparagraphs; provided, however, that measures for the total cancellation of shares, total suspension of insurance business, total transfer of business, and total transfer of contracts shall be limited to cases where the institution is an insolvent financial institution under paragraph (1), subparagraph 1, or fails to meet the standards under paragraph (1), subparagraph 2, and there is a substantial risk of harm to the sound order of insurance transactions or the rights and interests of policyholders:

1. Partial or total redemption of shares;

2. Suspension of performance of duties by executive officers and appointment of an administrator;

3. Complete suspension of insurance business operations for a period not exceeding six months;

4. Assignment of contracts in whole or in part;

5. Merger or designation as a subsidiary of a financial holding company (including cases where a financial holding company is established independently or jointly with other financial institutions and the entity becomes a subsidiary thereof);

6. Acquisition of the relevant insurance business by a third party;

7. Transfer of all or part of the business;

8. All or part of the measures set forth in each subparagraph of Article 7-18, paragraph 2.

Should the financial authorities introduce additional measures to strengthen prudential regulations, or should there occur a decrease in capital (accumulated other comprehensive income) due to bond valuation losses resulting from interest rate volatility, a decrease in capital (net income for the period and retained earnings) due to reduced operating returns, or an increase in unexpected risk amounts (insurance, interest rate, credit, market, and operational risks), the capital adequacy of the Wholly-Owned Subsidiary may be subject to further deterioration. Investors should note that if the solvency ratio of the Wholly-Owned Subsidiary falls below 100% as a result, the subsidiary may be subject to a management improvement recommendation from the financial authorities pursuant to the Regulations on Supervision of the Insurance Business.

[Provisions Relating to the Recognition of Supplementary Capital in the Detailed Enforcement Rules on Supervision of the Insurance Business]

ø Appendix to the Detailed Enforcement Rules on Supervision of the Insurance Business

III. Calculation of Solvency Margin

(omitted)

2.	Stratification

A. The solvency margin shall be classified into two tiers (Tier 1 capital and supplementary capital) according to the degree of loss-absorbing capacity.

B. (Tier 1 Capital) Tier 1 capital is calculated by deducting certain items that have limited loss-absorbing capacity from net assets and consists of items that possess loss-absorbing capacity under both the going-concern and liquidation bases.

(1) Net assets shall consist of the following items:

① Common shares;

② Capital instruments other than common shares within capital accounts;

③ Retained earnings;

④ Capital adjustments;

⑤ Accumulated other comprehensive income;

⑥ Adjustment reserve (meaning the amount calculated by deducting items ① through ⑤ from net assets on the balance sheet under the Soundness Supervision Standards).

(2) The following items shall be deducted from net assets when calculating Tier 1 Capital:

① The amount not recognized as solvency margin, determined in accordance with the criteria set forth in “1.D,” excluding the amount specified in “1.D(6)”;

② The amount to be reclassified as supplementary capital in accordance with the standards set forth in “2.C”;

C. The items to be reclassified from Tier 1 capital to supplementary capital by deduction from Tier 1 capital due to a determination that there are partial constraints on loss-absorbing capacity are as follows:

(1)The amount of Tier 1 capital securities in excess of the authorized limit:

① Tier 1 capital securities means capital securities, other than common stock, that satisfy the basic capital requirements set forth in “3.(B)” (hereinafter the same shall apply in this Chapter);

② The recognition limit for Tier 1 capital securities shall be 10% of the total required capital; provided, however, that where the amount of capital securities issued in excess of 10% of the total required capital consists of contingent capital securities issued pursuant to the Insurance Business Act, the recognition limit shall be increased to 15% of the total required capital.

a. Total required capital shall be the amount calculated in accordance with “IV.1-2.” (hereinafter the same shall apply in this Chapter).

(2) Supplementary capital securities:

(1) Supplementary capital securities means capital securities that do not satisfy the Tier 1 capital requirements under “3.B” but do satisfy the supplementary capital requirements under “3.C” (hereinafter the same shall apply in this Chapter).

(omitted)

3.	Criteria for the Hierarchical Classification of Capital Securities

A. Capital instruments are assessed for their degree of loss absorbing-capacity based on four factors: (1) availability, (2) permanence, (3) subordination, and (4) absence of other restrictions, and each factor is classified into Tier 1 capital requirements and supplementary capital requirements.

B. (Tier 1 Capital Requirements) In order to satisfy the Tier 1 capital requirements, all of the following conditions must be met. (1) Availability

① The paid-in items must be immediately available for loss absorption and must not be subject to any restrictions in the loss absorption process, including any impediment to future capital raising or capital augmentation.

(2) Continuity

① They shall have no maturity date, shall not create an investor expectation that the relevant capital securities will be redeemed prior to maturity, and shall contain no incentive to redeem.

a. Bonds shall be deemed to have no maturity date if they mature upon liquidation, or they have a stated maturity of 30 years or more and the issuer has the authority to extend the maturity under the same terms and conditions.

b. Incentives to encourage repayment include provisions or arrangements that create disadvantages for the insurer when capital securities remain outstanding, such as conversion to common shares on terms unfavorable to the insurer if the call option is not exercised, or an increase in interest rates.

c. Redemption shall be permitted solely at the issuer’s option no earlier than five years from the date of issuance, and shall require prior approval of the supervisory authority at the time of redemption. However, early redemption within five years from the date of issuance may be permitted, subject to prior approval of the supervisory authority, where the relevant capital securities are replaced with capital securities of the same or higher quality upon the occurrence of special circumstances, provided that such replacement issuance is made under circumstances that are sustainable in light of the insurance company’s profit-generating capacity.

(a). “Special circumstances” means circumstances whose likelihood of occurrence cannot be predicted at the time of issuance and include the following:

(i) If the relevant capital securities are no longer recognized as capital of the issuer due to amendments to the Insurance Business Act or its subordinate statutes or regulations, or changes in the interpretation of K-IFRS

(ii) Where, as a result of changes in tax laws or in the interpretation of applicable laws, interest paid by the issuer in connection with the relevant capital securities ceases to be deductible as an expense for tax purposes

(3) Subordination

① The order of payment shall be subordinated to policyholders, general creditors, and investors in capital securities that satisfy the supplementary capital requirements set forth in “C”, and upon a determination that a financial company (institution) is insolvent pursuant to Article 2, subparagraph 2 of the Act on the Structural Improvement of the Financial Industry or Article 2, subparagraph 5 of the Depositor Protection Act, such capital securities shall not be classified as liabilities, and there shall be no encumbrance that impairs or nullifies such subordination.

a. “Encumbrance that impairs or nullifies such subordination” refers to any arrangement that grants investors in the relevant capital securities a status that is effectively equivalent to, or senior to, creditors ranking ahead of such investors, including through direct or indirect support such as loans, guarantees, or compensation for unpaid dividends or interest.

(4) Absence of Other Restrictions

① Dividends (or interest) shall be paid within the limits of distributable profits under the Commercial Act; provided, however, that the insurance company shall retain full and absolute discretion over the payment of dividends (or interest).

② In the event that a financial company (institution) is designated as an insolvent financial company (institution) under Article 2, subparagraph 2 of the Act on the Structural Improvement of the Financial Industry or Article 2, subparagraph 5 of the Depositor Protection Act, or is subject to prompt corrective action as prescribed in Articles 7-17 through 7-19 of the Regulations on Supervision of the Insurance Business, the payment of dividends (or interest) shall be subject to cancellation.

③ The cancellation of dividend (or interest) payments shall not constitute an event of default or insolvency, nor shall it impose any restriction on the insurer other than in relation to matters concerning dividends to common shareholders, and investors shall not be entitled to demand repayment of principal and interest or any compensation on the grounds of such cancellation of dividend (or interest) payments. Furthermore, the instrument must not contain any dividend (or interest) payment provisions linked to the issuer’s credit rating or financial condition that could accelerate financial distress, nor may it contain any terms that impair its capital characteristics.

a. “Terms that impair its capital characteristics” refers to terms such as intra-group holdings of capital items (including investments through indirect investment vehicles), guarantees, rights of set-off, etc., that produces the same effect as holding treasury shares, and shall be determined according to economic substance.

(a). The scope of the group shall be determined by applying “I.3.A.(1)” mutatis mutandis. (In the absence of consolidated subsidiaries, the determination shall be made within the individual company.) (b). Investment through collective investment schemes shall be limited to cases where classification is possible through the method prescribed in “IV.1-4. Disaggregation of Underlying Assets.”

C. (Supplementary Capital Requirements) To satisfy the supplementary capital requirements, all of the following conditions must be met: (1) Availability

① The item paid must be capable of absorbing losses.

(2) Continuity

① The maturity (including economic maturity) at the time of issuance shall be at least five years.

a. Economic maturity means the earlier of the contractual maturity date and the first exercise date of a call option that provides an incentive to accelerate repayment.

b. For capital securities that do not contain a payment deferral clause at maturity (lock-in clause), the amount not recognized as supplementary capital shall be deducted annually from the point at which the remaining maturity is less than five years.

(a) The amount of non-qualifying supplementary capital shall be calculated by multiplying the fair value amount by the applicable discount rate, which shall be increased by 20% per annum commencing from the point at which the remaining maturity becomes less than five years.

② The relevant capital securities must not create an investor expectation that they will be redeemed prior to maturity.

a. Redemption shall be permitted solely at the issuer’s option no earlier than five years from the date of issuance, and shall require prior approval of the supervisory authority at the time of redemption (excluding redemption at maturity).

b. Notwithstanding “a.”, early redemption within five years from the date of issuance shall be permitted, subject to the prior approval of the supervisory authority, where the relevant capital securities are replaced with capital securities of the same or higher quality and such replacement issuance is made under circumstances that are sustainable in light of the insurance company’s profitability.

(3) Subordination

① The instruments must be legally subordinated to policyholders and general creditors.

② The investors in the relevant capital securities shall not have the right to accelerate the payment date of future principal or interest except in the event of bankruptcy or liquidation of the issuing insurance company, and there shall be no obligation that would impair or invalidate the subordination pursuant to “B.(3)①a.”

(4) Absence of Other Restrictions

① There shall be no dividend (or interest) payment terms that may accelerate liquidation in connection with credit rating or financial condition, and there shall be no terms that impair the capital characteristics as set forth in “B.(4)③ a.”

Source: Financial Supervisory Service, Detailed Enforcement Rules on Supervision of the Insurance Business (June 30, 2024)

As of 2026, increased upward volatility in market interest rates resulting from ongoing geopolitical risks, together with the phased implementation of the financial authorities’ discount rate normalization roadmap, constitutes a continuing downward pressure on available capital, as these factors may increase the Best Estimate Liabilities (BEL) used in the valuation of insurance liabilities. In particular, the regulation mandating compliance with a “Basic Capital K-ICS Ratio of 50%,” scheduled to take effect in January 2027, requires the Wholly-Owned Subsidiary to strengthen qualitative capital through measures such as retention of earnings, rather than pursuing quantitative growth by relying on supplementary capital such as subordinated debt.

If, as a result of an unexpected disruption in the financial markets or a deterioration in asset quality, the solvency ratio were to fall below 100%, the Wholly-Owned Subsidiary could become subject to prompt corrective actions under the Regulations on Supervision of the Insurance Business, including a management improvement recommendation. Such measures could materially restrict its business operations, including limitations on new business initiatives and constraints on dividend distributions. Investors should carefully note that, notwithstanding the Wholly-Owned Subsidiary’s maintenance of a sound K-ICS ratio, evolving regulatory requirements and the refinancing burden associated with maturing capital securities may give rise to potential uncertainties that could adversely affect its financial stability.

I. Risk of Market Share Decline and Market Position

Based on individual insurance premium income, the Wholly-Owned Subsidiary has maintained a market share in the range of approximately 4% to 5% on average over the past three years. As of year-end 2025, the Wholly-Owned Subsidiary recorded individual insurance premium income of approximately KRW 3.9 trillion, representing a market share of 4.7%. Additionally, the Wholly-Owned Subsidiary ranks 8th in market share based on total premiums written among 22 domestic and international life insurance companies. An analysis of the trend in first-year premium income by distribution channel shows that premium income generated through financial institution insurance agencies accounted for an overwhelming 82.0% of the Wholly-Owned Subsidiary’s total first-year premium income as of year-end 2025. As such, the Wholly-Owned Subsidiary is actively utilizing non-exclusive partnership channels such as bancassurance and GA channels, and plans to further strengthen its non-exclusive channel partnerships through enhanced product competitiveness and flexible promotional operations. In particular, during the rising interest rate environment since 2022, active customer marketing efforts were undertaken to expand sales of short-premium-payment savings insurance products in response to increases in policy surrenders and maturities of existing savings insurance contracts, as well as liquidity management needs. As a result, product sales were concentrated in the financial institution insurance agency channel, where such products were distributed more extensively. Meanwhile, under IFRS 17, insurance premiums received by insurance companies that are not related to insurance services in the current period, such as premiums from savings insurance products, are recognized as liabilities rather than revenue; accordingly, insurance companies are focusing on the sale of protection insurance products. Accordingly, the Wholly-Owned Subsidiary has expanded its operations primarily through general agents (GA), a non-exclusive distribution channel, focusing on highly profitable protection insurance products such as health insurance, and has maintained an average market share in the 5% range since 2021. However, as market competition in protection insurance intensifies and the volume of first-year premiums continues to decline, maintaining competitiveness within the protection insurance segment is expected to be challenging going forward. Although the Wholly-Owned Subsidiary intends to strengthen its existing advantages and enhance its competitiveness, investors should note that intensified competition resulting from domestic and international economic recession, regulatory changes including the adoption of IFRS 17, and other factors may lead to a decline in the Wholly-Owned Subsidiary’s market share and adversely affect its profitability.

The domestic life insurance market has maintained an oligopolistic market structure for an extended period, wherein the top three companies (Samsung Life Insurance, Hanwha Life Insurance, and Kyobo Life Insurance) have secured a stable position by maintaining a market share of approximately 50% or more. However, the implementation of bancassurance has substantially mitigated the sales channel disadvantages faced by foreign and small to mid-sized life insurance companies, and as these insurers have expanded their business volume centered on savings insurance products, the competition in the domestic life insurance industry has been intensifying. Based on individual insurance premium income, the Wholly-Owned Subsidiary recorded approximately KRW 3.9 trillion in premium income and held a market share of 4.7% in 2025. In addition, the Wholly-Owned Subsidiary ranks eighth in market share based on total premium income among 22 domestic and international life insurance companies.

[Trend in Market Share Based on the Wholly-Owned Subsidiary’s Written Premiums]						(Unit: KRW million, %)
Category		FY2025		FY2024		FY2023
		Premiums on Import Insurance	Market Share	Premiums on Import Insurance	Market Share	Premiums on Import Insurance	Market Share
Individual Insurance	Top three companies (A)	43,757,575	52.5	40,169,264	51.2	36,459,924	51.0
	Domestic small and medium-sized firms and foreign firms (B)	39,587,199	47.5	38,292,760	48.8	35,039,035	49.0
	(Wholly-Owned Subsidiary)	3,908,352	4.7	3,851,362	4.9	3,646,073	5.1
	Total (A+B)	83,344,774	100	78,462,024	100.0	71,498,959	100.0
Group Insurance	Top three companies (A)	709,195	95.2	699,981	94.5	684,557	91.2
	Domestic small and medium-sized firms and foreign firms (B)	35,802	4.8	41,031	5.5	66,272	8.8
	(Wholly-Owned Subsidiary)	314	0.0	506	0.1	694	0.1
	Total (A+B)	744,997	100	741,012	100.0	750,829	100.0
Special Account	Top three companies (A)	20,031,087	46.1	16,918,695	49.4	21,468,253	53.5
	Domestic small and medium-sized firms and foreign firms (B)	23,385,265	53.9	17,318,302	50.6	18,689,451	46.5
	(Wholly-Owned Subsidiary)	905,782	2.1	897,682	2.6	1,776,963	4.4
	Total (A+B)	43,416,352	100	34,236,997	100.0	40,157,704	100.0

Note 1) Top 3 companies: Samsung, Hanwha, and Kyobo

Note 2) Foreign companies and domestic small and medium-sized companies (19 companies): KDB Life Insurance, NH Nonghyup Life Insurance, Mirae Asset Life Insurance, Shinhan Life Insurance, Heungkuk Life Insurance, DB Life Insurance (formerly Dongbu Life Insurance), KB Life Insurance, iM Life Insurance (formerly DGB Life Insurance), IBK Pension Insurance, Hana Life Insurance, Kyobo Lifeplanet Life Insurance, the Wholly-Owned Subsidiary (Tongyang Life Insurance), MetLife Life Insurance (formerly AIG Life Insurance), ABL Life Insurance (formerly Allianz Life Insurance Korea), LINA Life Insurance, BNP Paribas Cardif Life Insurance, Chubb Life Insurance (formerly ACE Life Insurance), and Fubon Hyundai Life Insurance.

Note 3) Market share is calculated based on the sum of the general account and the special account

Note 4) Wholly-Owned Subsidiary: Percentage of total (A+B)

Source: Financial Statistics Information System of the Financial Supervisory Service

[Net Ranking of Revenue Insurance Premiums as of FY2025]		(Unit: KRW million, %)
Company Name	General Account	Special Account	Total
Samsung Life Insurance	18,226,655	8,507,533	26,734,189
Hanwha Life Insurance	15,160,704	4,623,027	19,783,732
Kyobo Life Insurance	11,079,411	6,900,527	17,979,937
Shinhan Life Insurance	7,114,612	1,776,289	8,890,901
Nonghyup Life Insurance	5,500,880	443,191	5,944,071
KB Life Insurance	4,053,511	1,679,679	5,733,191
Mirae Asset Life Insurance	1,476,789	3,494,848	4,971,637
Wholly-Owned Subsidiary	908,666	905,782	4,814,448
MetLife Life Insurance	1,175,725	3,415,744	4,591,469
Heungkuk Life Insurance	1,795,108	2,638,438	4,433,546
Fubon Life Insurance	999,873	2,465,248	3,465,121
LINA Life Insurance	3,125,538	244,832	3,370,370
AIA Life Insurance	1,670,202	1,532,625	3,202,827
ABL Life Insurance	2,330,371	312,791	2,643,162
DB Life Insurance	1,977,459	652,043	2,629,502
IBK Pension Insurance	891,435	1,439,629	2,331,064
Hana Life Insurance	1,010,354	1,028,545	2,038,899
KDB Life Insurance	1,644,945	372,885	2,017,830
iM Life Insurance	688,439	401,183	1,089,622
BNP Paribas Cardif Life Insurance	17,810	518,937	536,747
Chubb Life Insurance	179,451	33,223	212,674
Kyobo Lifeplanet Life Insurance	61,834	29,353	91,187
Total	84,089,772	43,416,352	127,506,126

Source: Financial Statistics Information System of the Financial Supervisory Service

An analysis of the trend in first-year premium income by distribution channel indicates that the Wholly-Owned Subsidiary derives an overwhelmingly large portion of its premium income through financial institution insurance agencies (which were classified under the bancassurance channel through 2022 due to a change in statistical reporting standards beginning in 2023). As of the end of 2024, financial institution insurance agencies accounted for 76.7% of the Wholly-Owned Subsidiary’s distribution channels, and as of the end of 2025, this proportion remained high at 82.0%. This is understood to be attributable to active customer marketing efforts undertaken to rapidly expand short-term payment savings products in response to the rising interest rate environment since 2022, the increase in mid-term cancellations and maturities of existing savings insurance contracts, and the need to secure liquidity, with a relatively high volume of product sales occurring through financial institution insurance agency channels.

[Trend in First-Year Premium Income by Solicitation Type for Wholly-Owned Subsidiary]									(Unit: KRW million)
Category	FY2025		FY2024		FY2023		FY2022		FY2021
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Officers and Employees	31,731	7.0%	66,409	10.9%	75	0.0%	19,886	0.4%	25,795	12.5%
Insurance Agent	20,453	4.5%	25,478	4.2%	19,406	3.9%	276,514	5.9%	20,477	9.9%
Agency	29,080	6.4%	50,013	8.2%	38,834	7.7%	809,052	17.2%	35,908	17.4%
Financial Institution Insurance Agency	370,741	82.0%	468,405	76.7%	444,794	88.4%	3,580,908	75.9%	123,430	60.0%
Other	0	0.0%	0	0.0%	0	0.0%	29,593	0.6%	207	0.1%
Total	452,007	100%	610,306	100.0%	503,109	100.0%	4,715,953	100.0%	205,817	100.0%

Note 1) First-year premium: Once an insurance contract becomes effective, the policyholder assumes an obligation to pay premiums, and the first premium paid pursuant to such obligation is referred to as the first-year premium, also known as the initial premium.

Note 2) Due to a change in the statistical calculation methodology effective January 2023, direct comparison with statistics prior to December 2022 on a consistent basis is not feasible. Financial institution insurance agency items are calculated as bancassurance for periods prior to 2023

Source: Korea Life Insurance Association Life Insurance Statistics

Meanwhile, under IFRS 17, insurance companies recognize premiums received from savings insurance that are unrelated to insurance services in the current period as liabilities rather than revenue, and accordingly, the trend is to focus on selling protection insurance. Accordingly, the Wholly-Owned Subsidiary is expanding its sales of high-profitability protection insurance products, including health insurance, through GAs, which are non-exclusive distribution channels, and competition centered on protection insurance through GA channels is expected to continue going forward. Amid intensifying competition in the protection insurance market, the Wholly-Owned Subsidiary’s market position is not expected to improve significantly in the short term. However, following its integration into the Woori Financial Group, the Wholly-Owned Subsidiary expects that it will be able to strengthen its business foundation over the medium to long term and gradually enhance its market position.

While the Wholly-Owned Subsidiary intends to strengthen its existing strengths and enhance its competitiveness, intensified competition resulting from domestic and global economic downturns, the implementation of IFRS 17, and other regulatory or institutional changes could lead to a decline in the Wholly-Owned Subsidiary’s market share and a reduction in its profitability. Investors should take note of this risk.

J. Risk of Liquidity Deterioration

In preparation for the payment of insurance claims, an insurer must maintain a certain level of highly liquid assets (such as cash, deposits, and short-term trading securities) relative to its total assets. The liquidity ratio serves as the key indicator in this regard, demonstrating the extent to which liquid assets are maintained in anticipation of funding requirements necessary for the discharge of insurance obligations. As of the end of the first quarter of 2026, the liquidity ratio of the Wholly-Owned Subsidiary stood at 448.1%, representing a slight increase from 444.0% as of the end of 2025. The liquidity ratio of the Wholly-Owned Subsidiary increased significantly from 240.07% as of year-end 2021, to 889.73% as of year-end 2022, which is attributable to the expansion of the scope of recognized liquid assets effective as of the end of 2022. Meanwhile, as only a portion of securities have been recognized as liquid assets since the end of 2024, the scope of liquid assets eligible for recognition has been reduced, and accordingly, the liquidity ratio as of the end of 2024 decreased significantly compared to 2023, with the liquidity ratio as of the end of 2025 standing at 444.0%. However, considering the absolute level of the liquidity ratio, the stable scale of premium inflows, and the amount of liquidity assets held, the overall level of liquidity risk is considered to be low. However, if significant cash outflows occur in the future as a result of asset-liability maturity mismatches, distortions in cash flows caused by a decline in new business and an increase in surrender rates, or increases in insurance benefit and surrender value payments, available funds may become insufficient, including as a result of a shortage of policy reserves. In such circumstances, the Wholly-Owned Subsidiary may be compelled to dispose of its assets or resort to external financing, which could give rise to liquidity risk; accordingly, investors are advised to take note of this matter.

Life insurance companies are able to generate stable premium income over an extended period and, accordingly, generally do not require substantial additional capital, except for investment funds necessary to establish an operational foundation in the early stages of incorporation. However, since policyholders may surrender the policy prior to maturity, there is a possibility of cash flow distortion at a particular point in time, and temporary liquidity shortages may arise due to the time lag between premium receipts and benefit payments. Accordingly, insurers are required to maintain a certain level of highly liquid assets (such as cash, deposits, and short-term trading securities) relative to their total assets in order to prepare for insurance claim payments. The liquidity ratio serves as the key indicator in this regard, demonstrating the extent to which liquid assets are maintained in anticipation of funding requirements necessary for the discharge of insurance obligations.

This is expressed as the liquidity ratio, which represents the relative proportion of highly liquid assets held in preparation for funding requirements related to the fulfillment of insurance obligations. Following the adoption of the new accounting standards (IFRS 17 and IFRS 9), beginning in 2023, the balance ratio, cash flow stability ratio, and cash flow balance ratio, which had previously been used as indicators to measure insurers’ liquidity, were discontinued, and liquidity is now assessed comprehensively based on factors including the liquidity ratio and liquidity management capability.

[Status of Liquidity Ratio of the Wholly-Owned Subsidiary (Consolidated Basis)]					(Unit: KRW million, %)
Category	Q1 FY2026	FY2025	FY2024	FY2023	FY2022
Liquid Assets (A)	4,273,036	3,742,951	4,157,512	12,091,960	13,202,318
Average Insurance Benefit Paid (B)Note 1)	953,639	842,985	915,959	1,239,553	1,483,857
Liquidity Ratio (A/B)	448.1	444.0	453.9	975.51	889.73

Note 1) Standalone basis

Source: Financial Statistics Information System of the Financial Supervisory Service and Annual Reports of the Wholly-Owned Subsidiary for Each Fiscal Year

As of the end of the first quarter of 2026, the consolidated liquidity ratio of the Wholly-Owned Subsidiary stood at 448.1%, representing a slight increase from 444.0% as of the end of 2025. The liquidity ratio of the Wholly-Owned Subsidiary increased significantly from 240.07% as of year-end 2021, to 889.73% as of year-end 2022, which is attributable to the expansion of the scope of recognized liquid assets effective as of the end of 2022. Meanwhile, the scope of assets recognized as liquid assets was reduced from the end of 2024 onward, as only a portion of marketable securities came to be recognized as liquid assets, and accordingly, the liquidity ratio as of the end of 2024 declined substantially compared to 2023, with the liquidity ratio standing at 444.0% as of the end of 2025. However, considering the absolute level of the liquidity ratio, the stable scale of premium inflows, and the amount of liquid assets held, overall liquidity risk is considered to be low.

The Wholly-Owned Subsidiary maintains a favorable liquidity ratio by securing sufficient liquidity through stable premium income generated from its in-force policies and a high proportion of marketable securities that can be readily converted into cash. However, even if a stable liquidity ratio is maintained, liquidity risk is always present given the nature of insurance companies, where insurance claim payments may surge in the short term. Should the liquidity ratio decline due to unforeseen environmental changes or other factors, it may become necessary to dispose of assets held or increase external borrowings owing to insufficient available funds, including a shortfall in claim reserves. Accordingly, investors are advised to continuously monitor trends in the liquidity ratio of the Wholly-Owned Subsidiary.

K. Risk of Asset Quality Deterioration

In the case of the Wholly-Owned Subsidiary, total invested assets as of the end of the first quarter of 2026 (on a separate basis) amounted to KRW 32,268 billion, of which securities (79.4%) and loan receivables (13.7%) accounted for particularly high proportions, such that securities and loan receivables have a material impact on the asset soundness of the Wholly-Owned Subsidiary. As of the end of 2025, the Wholly-Owned Subsidiary held securities valued at approximately KRW 26,928.3 billion, consisting primarily of equity securities, financial debentures, and corporate bonds. Looking at the domestic securities portion of marketable securities, debt securities such as government bonds and special bonds account for approximately 82.4% of total marketable securities in 2025. In particular, given that the largest portion of the portfolio consists of securities, including government and public bonds (33.7%), which are considered safe assets, and that corporate bonds and financial bonds are also primarily composed of high-quality debt securities, a substantial portion of the Wholly-Owned Subsidiary’s assets is invested in relatively safe assets. Accordingly, the credit risk associated with the Wholly-Owned Subsidiary’s domestic securities portfolio is not considered to be significant. Meanwhile, as of the end of 2025, the weighted non-performing asset ratio of the Wholly-Owned Subsidiary stood at 0.14%, and the substandard-or-below asset ratio was 0.40%, indicating a sound level of asset quality compared to the industry average. However, exposure to liquidity risk and credit concentration risk in real estate project financing and alternative investment assets necessitates ongoing monitoring, as there exists the possibility of losses arising from a downturn in the real estate market and the real economy.

Life insurers, including the Wholly-Owned Subsidiary, generate returns by investing premiums received from policyholders primarily in invested assets such as securities and loan receivables. As a result, invested assets account for a significant proportion of their total assets compared to other asset categories. As of the end of the first quarter of 2026 (standalone basis), the Wholly-Owned Subsidiary’s invested assets totaled KRW 32,268 billion. Securities (79.4%) and loan receivables (13.7%) accounted for significant proportions of such assets, and accordingly, the quality of securities and loan receivables has a material impact on the asset quality of the Wholly-Owned Subsidiary. The asset composition of the Wholly-Owned Subsidiary is as follows:

[Profit Status by Operating Details of Wholly-Owned Subsidiaries (Separate Basis)]							(Unit: KRW million)
Category			Q1 FY2026		FY2025		FY2024
			Amount	Ratio	Amount	Ratio	Amount	Ratio
Invested Assets	Loans	Ending Balance	4,471,315	14.0%	4,651,551	14.2%	6,036,391	18.7%
		Investment Income	53,345	18.5%	260,700	23.8%	293,959	25.0%
	Securities	Ending Balance	26,241,536	82.5%	26,928,345	82.4%	25,010,543	77.4%
		Investment Income	223,103	77.5%	801,868	73.2%	845,567	72.0%
	Cash, Deposits and Trust	Ending Balance	777,301	2.4%	779,916	2.4%	927,251	2.9%
		Investment Income	6,958	2.4%	13,171	1.2%	18,060	1.5%
	Other	Ending Balance	350,262	1.1%	335,780	1.0%	340,009	1.1%
		Investment Income	4,606	1.6%	19,756	1.8%	17,115	1.5%
	Account	Ending Balance	31,840,414	100.0%	32,695,593	100.0%	32,314,193	100.0%
		Investment Income	288,012	100.0%	1,095,495	100.0%	1,174,701	100.0%

Note 1) Standalone basis

Note 2) Investment income is presented after allocating investment expenses and indirect costs directly attributable to the relevant assets.

Note 3) Loan receivables are stated net of allowance for credit losses, present value discount, and deferred loan origination fees and costs.

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

As of the end of 2025, the securities held by the Wholly-Owned Subsidiary amounted to approximately KRW 26,928.3 billion, consisting primarily of stocks, financial bonds, and corporate bonds. Looking at the domestic securities portion of marketable securities, debt securities such as government bonds and special bonds account for approximately 82.4% of total marketable securities in 2025. In particular, considering that securities, which account for the largest proportion of the portfolio, include government and public bonds (33.7%), which are regarded as safe assets, and that corporate bonds and financial bonds are also composed primarily of high-quality debt securities, the proportion of relatively safe assets is high. Accordingly, the level of credit risk associated with the Wholly-Owned Subsidiary’s domestic securities portfolio is not considered to be significant.

[Detailed Status of Invested Assets]		(Unit: KRW hundred million, %)
Category	FY2025	FY2024	FY2023
Invested Assets	326,956	323,142	311,528
Cash and Deposits	7,799	9,273	15,509
Securities	269,283	250,105	230,392
Shares/Capital Contributions	1,345	1,494	1,562
Government Bonds/Special Bonds	120,072	115,452	108,743
Financial Bonds/Corporate Bonds	39,330	47,393	44,228
Foreign Currency-Denominated Bonds	68,213	41,505	38,388
Beneficiary Certificates	26,130	29,979	22,348
Foreign Currency Beneficiary Certificates	4,268	4,366	3,768
Other Marketable Securities	9,925	8,699	9,745
Investment in Related Subsidiaries	0	1,216	1,611
Loan Claims	46,516	60,364	62,178
Real Estate	3,358	3,400	3,449
Proportion of Risky Assets	28.0	33.5	33.1

Note 1) Ratio of risky assets = (Stocks/Capital contributions + Beneficiary certificates + Other securities + General loan receivables + Real estate) / Invested assets

Source: Korea Ratings

However, given the continued expectations of policy rate cuts, concerns regarding an economic slowdown, and the ongoing uncertainty in the investment environment, and considering the portion of the Company’s invested assets allocated to alternative investments, the Company is considered to remain subject to an overall risk management burden. As the potential for losses in the alternative investment sector, both domestically and internationally, increases across the financial industry as a whole, monitoring thereof is necessary.

[Composition of Securities Holdings of the Wholly-Owned Subsidiary (Standalone Basis)]							(Unit: KRW million)
Category		Q1 FY2026			FY2025		FY2024
		Ending Balance	Yield	Percentage	Ending Balance	Yield	Ending Balance	Yield
Domestic	Government and Public Bonds	8,397,500	2.7%	32.0%	9,063,946	3.0%	8,498,657	3.5%
	Special Bonds	2,937,174	3.3%	11.2%	2,943,298	3.2%	3,046,576	3.5%
	Financial Bonds	2,310,399	3.6%	8.8%	2,383,184	4.8%	2,766,916	4.0%
	Corporate Bonds	1,678,565	3.7%	6.4%	1,549,771	3.8%	1,972,366	4.4%
	Shares	148,560	53.3%	0.6%	134,469	(29.3)%	219,428	3.5%
	Other	3,296,658	3.7%	12.6%	3,605,573	3.2%	3,919,517	5.6%
Subtotal		18,768,856	3.5%	71.5%	19,680,242	3.0%	20,423,461	4.1%
Foreign Currency Securities		7,472,680	3.1%	28.5%	7,248,104	3.5%	4,587,082	1.5%
Total		26,241,536	3.4%	100.0%	26,928,345	3.1%	25,010,543	3.6%

Note 1) Standalone basis

Note 2) Basis for calculation of rate of return

- The rate of return is calculated on the basis of profit (investment gains and losses) derived by deducting investment operating expenses from investment operating income.

- Investment costs that are difficult to directly attribute to each asset shall be apportioned in proportion to the asset composition ratio.

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

As for foreign currency securities, which account for 28.5% of securities, the Wholly-Owned Subsidiary maintains an overall low risk-weighted ratio, as its portfolio is comprised mainly of bonds denominated in foreign currency issued by domestic blue-chip companies and bonds denominated in foreign currency with excellent credit ratings, and accordingly, the potential for loss is not high.

Although the Wholly-Owned Subsidiary offsets foreign exchange risk on foreign currency investment assets by using hedging tools such as currency forwards, if an incomplete hedge occurs, the Wholly-Owned Subsidiary will be exposed to the risk of KRW/USD exchange rate fluctuations, and the value of investment assets may decrease due to changes in the KRW/USD exchange rate (because the appreciation of the KRW value causes a decrease in asset value when the Wholly-Owned Subsidiary’s overseas securities and other foreign currency-denominated investment assets are converted into KRW).

[Fair Value Measured Financial Assets of the Wholly-Owned Subsidiary (Consolidated Basis)]			(Unit: KRW million)
Financial Assets at Fair Value Through Profit or Loss	As of the end of the first quarter of 2026	As of the end of 2025	As of the end of 2024
Shares	578,341	513,034	327,128
Investment	49,894	36,602	54,662
Government and Public Bonds	217,094	221,122	209,113
Special Bonds	27,111	30,304	105,869
Financial Bonds	93,423	95,509	427,297
Corporate Bonds	50,116	50,113	120,493
Beneficiary Certificates	2,936,827	3,179,642	3,467,256
Foreign Currency Securities	689,580	668,740	672,462
Other Marketable Securities	538,398	588,190	472,879
Trade Purpose Derivatives	78	0	177
Total financial assets	5,180,862	5,383,256	5,857,336

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

The principal asset quality indicators for insurance companies include the weighted non-performing asset ratio and the substandard-or-below asset ratio. The weighted non-performing asset ratio is an indicator representing the proportion of weighted non-performing assets (the aggregate amount of substandard classified assets, doubtful classified assets, and estimated loss classified assets weighted accordingly) among the assets subject to soundness classification held by an insurance company. A lower ratio (weighted non-performing assets ÷ assets subject to asset quality classification) indicates a higher level of asset quality. The substandard-or-below asset ratio refers to the proportion of substandard-or-below assets (substandard assets + doubtful assets + estimated loss assets) among an insurer’s assets subject to asset quality classification. A lower ratio (substandard-or-below assets ÷ assets subject to asset quality classification) likewise indicates stronger asset quality.

[Asset Quality Indicators of the Wholly-Owned Subsidiary and the Life Insurance Industry]						(Unit: %)
Category		FY2021	FY2022	FY2023	FY2024	FY2025
Weighted Non-Performing Asset Ratio	Wholly-Owned Subsidiary	0.13	0.12	0.09	0.08	0.14
	Industry Average	0.07	0.09	0.10	0.13	0.19
Fixed Assets Ratio	Wholly-Owned Subsidiary	0.23	0.25	0.21	0.22	0.40
	Industry Average	0.14	0.19	0.24	0.34	0.47

Source: Korea Ratings

As of year-end 2025, the Wholly-Owned Subsidiary’s weighted non-performing asset ratio was 0.14% and its substandard-or-below asset ratio was 0.40%. Based on these indicators, the Wholly-Owned Subsidiary’s asset quality was relatively sound compared to the industry average. However, exposure to liquidity risk and credit concentration risk in real estate project financing and alternative investment assets necessitates ongoing monitoring, as there exists the possibility of losses arising from a downturn in the real estate market and the real economy.

L. Profitability Risk

In 2023, the Wholly-Owned Subsidiary recorded consolidated net income of KRW 239.8 billion (standalone net income of KRW 264.9 billion), representing a significant increase from the previous year and a return to profitability. This was attributable to the base effect of onerous contract costs related to single-premium savings insurance recognized in 2022, an increase in the amortization of the contractual service margin, and improved investment performance due to interest rate stabilization. In 2024, the Wholly-Owned Subsidiary recorded consolidated net income of KRW 314.3 billion (standalone net income of KRW 310.2 billion). Although gains related to securities decreased, net income increased compared with 2023, primarily due to higher CSM amortization and a reduction in insurance finance expenses resulting from lower interest rates. In 2025, the Wholly-Owned Subsidiary recorded consolidated net income of KRW 124.5 billion (standalone net income of KRW 65.8 billion), insurance operating income of KRW 1,263.5 billion (KRW 1,263.5 billion on a standalone basis), and investment income of KRW 2,310.8 billion (KRW 2,272.9 billion on a standalone basis), reflecting stable earnings. As of the end of the first quarter of 2026, consolidated net income amounted to KRW 25.0 billion (KRW 27.0 billion on a separate basis), representing a decrease of 45.8% from KRW 46.2 billion for the same period of the previous year. While the Wholly-Owned Subsidiary has continued to generate stable insurance profit based on the amortization of the contractual service margin (CSM) following the implementation of IFRS 17 through its strengthened focus on protection insurance business, insurance profit may moderate due to factors such as widening negative variances between expected and actual insurance claims, rising loss ratios across age groups, and the strengthening of liability discount rate regulations. Please note that future changes in the financial market environment may negatively impact the profitability of the Wholly-Owned Subsidiary, which could result in a decrease in investment income. Meanwhile, under IFRS 17, which has been applied since 2023, the calculation of the loss ratio, net expense ratio, and combined ratio, which had been used as traditional profitability indicators, has been discontinued, and new concepts such as the contractual service margin (CSM) have been introduced as profitability indicators for insurance operations. While CSM allows for comparison of insurers’ relative profitability and competitive position through monetary amounts, it currently exhibits significant variation among insurers. Investors should note that while the Wholly-Owned Subsidiary’s new profitability metrics under IFRS 17, including the CSM, are currently being managed satisfactorily, the profitability of the Wholly-Owned Subsidiary may deteriorate if fluctuations in CSM resulting from future adjustments are not managed in a stable manner.

In 2023, the Wholly-Owned Subsidiary recorded consolidated net income of KRW 239.8 billion (standalone net income of KRW 264.9 billion), representing a significant increase from the previous year and a return to profitability. This was attributable to the base effect of the onerous contract costs related to single-premium savings insurance recognized in 2022, an increase in the amortization of the CSM, and improved investment gains and losses resulting from interest rate stabilization. In 2024, consolidated net income amounted to KRW 314.3 billion (standalone net income of KRW 310.2 billion), which increased from 2023 despite the occurrence of one-time costs, due to factors including an increase in CSM amortization and a decrease in insurance finance expenses resulting from the decline in interest rates. In 2025, the Wholly-Owned Subsidiary recorded consolidated net income of KRW 124.5 billion (standalone net income of KRW 65.8 billion), insurance operating income of KRW 1,263.5 billion (KRW 1,263.5 billion on a standalone basis), and investment income of KRW 2,310.8 billion (KRW 2,272.9 billion on a standalone basis), and maintained stable earnings. However, the total profit decreased significantly from the previous year (KRW 314.3 billion on a consolidated basis), which was primarily attributable to the reduction in insurance profit and loss from KRW 230.8 billion to KRW 113.8 billion. For the first quarter of 2026, consolidated net income amounted to KRW 25.0 billion (KRW 27.0 billion on a separate basis), representing a decrease of 45.9% from KRW 46.2 billion for the same period of the previous year. This was primarily attributable to a decline in investment profit, which decreased from KRW 68.6 billion for the same period of the previous year to KRW 8.7 billion for the first quarter of 2026. The decrease in insurance profit and loss was attributable to the widening of the overall underwriting variance loss due to the deficit in the claims paid versus expected variance, the increase in loss ratios by age group, and the strengthening of the liability discount rate regime. Furthermore, should investment gains continue to decline due to fluctuations in interest rates and exchange rates, the profitability of the Wholly-Owned Subsidiary may be adversely affected, and investors are advised to take note of this risk.

[Operating Results of Wholly-Owned Subsidiary (Consolidated Basis)]	(Unit: KRW million)

Category	Q1 FY2026 (January–March 2026)	Q1 FY2025 (January–March 2025)	FY2025 (January–December 2025)	FY2024 (January–December 2024)	FY2023 (January–December 2023)
Insurance Business Revenue	330,044	319,288	1,263,501	1,233,614	1,131,390
Insurance Operating Expenses	307,659	329,202	1,149,730	959,206	897,262
Investment Income	787,795	535,926	2,310,778	2,265,834	2,119,431
Investment Costs	779,076	467,347	2,225,737	2,172,184	2,059,307
Operating Profit (Loss)	31,104	58,665	198,812	368,058	294,252
Non-Operating Income	1,029	243	14,881	29,240	14,258
Non-Operating Expenses	1,133	5,250	38,265	26,244	851
Profit (Loss) before Income Tax Expense	31,000	53,658	175,428	371,054	307,659
Corporate Income Tax Expense	5,977	7,464	50,934	56,761	67,833
Consolidated Net Income	25,023	46,194	124,494	314,293	239,826
Controlling Company Shareholders’ Equity	25,023	46,194	124,494	314,293	239,826
Non-Controlling Interest	0	0	0	0	0
Earnings Per Share (Unit: KRW)	160	296	798	2,015	1,538

Source: Business Report and Quarterly Report of Wholly-Owned Subsidiary

[Operating Results of Wholly-Owned Subsidiary (Consolidated Basis)]	(Unit: KRW million)

Category	Q1 FY2026 (January–March 2026)	Q1 FY2025 (January–March 2025)	FY2025 (January–December 2025)	FY2024 (January–December 2024)	FY2023 (January–December 2023)
Insurance Business Revenue	330,044	319,288	1,263,501	1,233,614	1,131,390
Insurance Operating Expenses	307,659	315,217	1,149,730	959,206	897,262
Investment Income	777,850	522,721	2,272,930	2,233,121	2,086,111
Investment Costs	765,625	467,331	2,181,766	2,128,476	2,001,157
Operating Profit (Loss)	34,610	59,461	204,935	379,053	319,082
Non-Operating Income	946	223	14,675	29,159	14,518
Non-Operating Expenses	1,023	5,250	108,222	26,239	843
Profit (Loss) before Income Tax Expense	34,533	54,434	111,388	381,973	332,757
Corporate Income Tax Expense	7,841	7,694	45,551	71,815	67,830
Net Income for the Period	26,692	46,740	65,837	310,158	264,927
Earnings Per Share (Unit: KRW)	171	300	422	1,989	1,699

Source: Business Report and Quarterly Report of Wholly-Owned Subsidiary

Since the introduction of IFRS 17, the Wholly-Owned Subsidiary has demonstrated stable insurance profit generation capacity based on the amortization of the contractual service margin (CSM), with a return on invested assets of 3.43% and a return on assets (ROA) of 0.2% as of 2025. In 2024, although securities-related profits decreased due to a decline in valuation gains and losses on securities resulting from rising U.S. Treasury yields, the Wholly-Owned Subsidiary recorded favorable profitability (ROA 0.9%) as insurance profits increased owing to a reduction in onerous contract costs while CSM amortization remained stable.

[Trends in Management Efficiency Indicators of the Wholly-Owned Subsidiary]					(Unit: %)
Category	FY2025	FY2024	FY2023	FY2022	FY2021	FY2020
Operating Profit Margin	3.10	9.17	27.98	0.79	4.96	1.95
Return on Invested Assets	3.59	3.82	3.86	2.59	3.53	3.10
Return on Assets	0.2	0.9	0.8	0.3	0.8	0.4

Source: Financial Statistics Information System of the Financial Services Commission and Periodic Reports of the Wholly-Owned Subsidiary

Meanwhile, the Wholly-Owned Subsidiary consistently pursues a long-term asset management strategy aimed at constructing an optimal asset portfolio and generating stable returns on an ongoing basis, based on its Asset Liability Management (ALM) strategy tailored to the characteristics of long-term life insurance products. The investment performance of the Wholly-Owned Subsidiary is presented below.

[Investment Performance of the Wholly-Owned Subsidiary]												(Unit: KRW million, %)
Category			Q1 FY2026			FY2025			FY2024			FY2023
			Average Balance	Yield	Percentage	Average Balance	Yield	Percentage	Average Balance	Yield	Percentage	Average Balance	Yield	Percentage
Invested Assets	Cash and Deposits		778,609	3.6%	2.3%	853,584	1.6	2.5	1,239,080	1.5	3.8	1,253,389	0.7	4.0
	Securities	Shares	141,514	53.3%	0.4%	176,948	(29.3)	0.5	268,362	3.5	0.8	241,485	9.0	0.8
		Bonds	15,631,918	3.0%	46.7%	16,112,358	3.4	47.8	15,790,764	3.7	48.5	13,504,456	3.2	42.9
		Beneficiary Certificates	2,490,003	4.4%	7.4%	2,831,308	3.0	8.4	2,642,172	5.3	8.1	2,965,438	6.1	9.4
		Foreign Currency Securities	7,360,392	3.1%	22.0%	5,917,593	3.5	17.6	4,401,342	1.5	13.5	4,813,422	3.9	15.3
		Other Marketable Securities	961,113	1.8%	2.9%	931,238	3.9	2.8	922,228	6.4	2.	1,296,419	4.7	4.1
	Loan Claims	Consumer Loan Receivables	353,264	5.4%	1.1%	294,833	5.5	0.9	256,264	4.4	0.8	284,836	4.4	0.9
		Corporate Loan Receivables	4,208,169	4.6%	12.6%	5,049,138	5.0	15.0	5,870,831	4.9	18.0	6,213,274	3.6	19.7
	Real Estate		343,021	5.4%	1.0%	337,894	6.0	1.0	342,475	5.1	1.1	331,609	15.8	1.1
Total Invested Assets			32,268,003	3.6%	96.4%	32,504,893	3.4	96.4	31,733,518	3.8	97.5	30,904,327	3.8	98.1
Non-Invested Assets			1,189,322	—	3.6%	1,213,003	—	3.6	825,779	0.0	2.5	595,966	0.0	1.9
Total			33,457,326	3.5%	100.0%	33,717,896	3.3	100.0	32,559,298	3.7	100.0	31,500,294	3.8	100.0

Note 1) Standalone basis

Note 2) Average balance: Application of the simple average of initial assets and final assets

Note 3) Basis for calculation of rate of return

•	The rate of return is calculated on the basis of investment profit or loss, which is investment operating income less investment operating expenses.

•	Investment costs that are difficult to directly attribute to each asset shall be apportioned in proportion to the asset composition ratio.

Note 4) Loan receivables are presented net of allowance for credit losses, present value discount, and deferred loan-related income and expenses (excluding policy loans from 2023 onwards).

Note 5) From the second quarter of 2023, the appropriation to investment contract liability reserves is deducted from investment expenses.

Source: Business Report and Quarterly Report of Wholly-Owned Subsidiary

As of the end of the first quarter of 2026, the Wholly-Owned Subsidiary’s average bond balance amounted to KRW 15,631.9 billion, accounting for a significant 46.7% of its total assets (invested assets and non-invested assets). The proportion of bonds within invested assets is expanding, centered on government and public bonds, as the purchase of long-term bonds is increased for asset-liability duration management. Additionally, the balance of loan receivables (individual + corporate) of the Wholly-Owned Subsidiary as of the end of the first quarter of 2026 was KRW 4,561.4 billion, representing a decrease of approximately 14.6% compared to the end of 2025.

Meanwhile, in accordance with IFRS 17 applicable from 2023, new concepts such as the contractual service margin (CSM) have been introduced as profitability indicators for the insurance business segment. While insurance profit remains relatively stable throughout the insurance contract period, the transition to IFRS 9 has resulted in an increased proportion of financial assets measured at fair value through profit or loss within insurers’ invested assets, thereby further amplifying the volatility of investment income. The CSM represents the unearned profit of an insurance contract, a concept similar to deferred revenue, and is allocated over the coverage period and recognized as revenue. CSM is one of the most critical indicators determining the profitability of the insurance business segment, and in monetary terms, the majority of an insurer’s insurance profit consists of CSM amortization income. It is necessary to review the impact on the CSM arising from the Financial Supervisory Service’s presentation of guidelines on IFRS actuarial assumptions.

The contractual service margin (CSM) as of the end of 2024 amounted to KRW 2,671.1 billion, representing an increase from the end of 2023, notwithstanding the occurrence of significant negative experience adjustments (including impacts related to non-surrender insurance and short-term premium whole life insurance) arising from the application of the lapse rate guidelines for non-surrender insurance, as new business CSM secured exceeded the CSM adjustment amount.

In addition, the Wholly-Owned Subsidiary’s contractual service margin (CSM) amounted to KRW 2,457.1 billion as of year-end 2025, representing a decrease from 2024. However, the Wholly-Owned Subsidiary continues to secure stable earnings through improvements in its profit structure centered on insurance profit (CSM amortization), supported by the active growth of long-term protection insurance business and the stabilization of loss ratios. Insurance profitability declined due to one-time costs arising from the application of age-based loss ratios in 2025 and the widening variance between estimated and actual insurance claims; however, in light of the retained CSM balance, the insurance segment is expected to remain stable.

[Trend in the Wholly-Owned Subsidiary’s Contractual Service Margin (CSM)]				(Unit: (KRW billion)

Category		FY2024	Q1 FY2025	Q2 FY2025	Q3 FY2025	Q4 FY2025
BEL	Beginning BEL	23,023.2	23,292.6	24,379.8	24,160.5	24,315.8
	New Business	-179.2	-206.7	-123.4	-135.6	-112.5
	Unwinding	166.4	224.3	326.1	272.1	291.7
	Cash Flow	-86.7	-80.9	19.2	212.1	-176.8
	Others	368.9	1,150.5	-441.1	-193.4	-891.3
	Ending BEL	23,292.6	24,379.8	24,160.5	24,315.8	23,426.8
RA	Beginning RA	459.6	466.3	472.5	488.9	494.0
	New Business	15.9	17.9	13.1	14.7	12.6
	Unwinding	4.1	4.1	4.3	4.3	5.3
	Amortization of RA	-12.0	-11.1	-11.0	-10.8	-10.7
	Others	-1.1	-4.7	10.1	-3.2	-30.7
	Ending RA	466.3	472.5	488.9	494.0	470.4
CSM	Beginning CSM	2,859.0	2,671.1	2,661.2	2,744.2	2,797.0
	New Business	164.9	190.4	112.5	123.0	103.3
	Unwinding	30.1	27.8	27.2	27.7	27.8
	Amortization of CSM	-63.8	-62.3	-63.7	-63.8	-56.9
	Others	-319.1	-165.8	7.1	-34.1	-414.1
	Ending CSM	2,671.1	2,661.2	2,744.2	2,797.0	2,457.1

Source: Wholly-Owned Subsidiary IR Factsheet

However, while CSM enables comparison of the relative profitability and competitive position of insurance companies by amount, there currently exists significant variation among individual insurers. Investors are advised that the profitability of the Wholly-Owned Subsidiary may decline if fluctuations in the CSM resulting from subsequent adjustments cannot be managed in a stable manner.

The Wholly-Owned Subsidiary has demonstrated a stable profitability trend based on a balanced insurance portfolio structure, supported by bancassurance-linked sales activities, diversified distribution channels, and an increasing proportion of protection insurance products. Going forward, the Wholly-Owned Subsidiary is expected to be able to maintain stable earnings based on its strengths, including its market share in the life and non-life composite insurance segment.

However, if the Wholly-Owned Subsidiary is unable in the future to achieve a return on invested assets that exceeds the assumed interest rate on insurance liabilities (i.e., the rate used in relation to obligations arising from premiums received from policyholders, including future insurance benefit payments, surrender benefits, minimum guaranteed interest amounts and related costs), the amount required to be paid to policyholders may exceed the investment returns generated and realized by the Wholly-Owned Subsidiary. This could result in a negative spread and consequently reduce profitability. Investors are advised to take this into consideration.

M. Risks Associated with Interest Rate Fluctuations

The Wholly-Owned Subsidiary’s investment performance is determined by the level of interest income and its ability to effectively manage assets and liabilities in response to changes in interest rates. As of the end of the first quarter of 2026, the Wholly-Owned Subsidiary maintained an invested asset portfolio primarily consisting of bonds (46.7%), loan receivables (13.7%), and foreign currency-denominated securities (22.0%), and the importance of managing investment yields and investment-related risks arising from interest rate fluctuations has increased. During periods of rising interest rates, there is a risk of reduced interest spreads due to pressure to increase declared interest rates, a decline in unrealized gains resulting from decreases in the value of fixed-rate assets, and losses from asset sales undertaken to meet policyholder surrenders and withdrawals as policyholders shift to products offering higher returns. Conversely, during periods of falling interest rates, profitability may be adversely affected by the need to reinvest maturing cash flows at lower yields and by the negative spread burden arising from high fixed-rate products with guaranteed rates of 5% or more that were sold in the past. In particular, the upward trend in the base interest rate that began in 2021 shifted to a downward trend at the end of 2024 and continued through the first half of 2025; however, as of April 2026, interest rate volatility attributable to external factors remains extremely high, with rates continuing to be held steady due to global geopolitical risks and inflationary pressures. In this environment, the Wholly-Owned Subsidiary’s K-ICS solvency ratio, which stood at 189.6% as of the end of the first quarter of 2026, exhibits sensitivity such that a decline in market interest rates of 50 basis points or 100 basis points could result in a significant decrease in the ratio. Investors should note that reductions in the contractual service margin (CSM) resulting from unexpected policy surrenders and the potential occurrence of a negative spread, where the return on invested assets falls below the guaranteed interest rate, could have a material adverse effect on the Wholly-Owned Subsidiary’s medium- to long-term financial stability.

The Wholly-Owned Subsidiary’s investment performance is determined by the level of interest income, changes in interest rates, and its ability to effectively manage the maturities of its assets and liabilities. Among the products of the Wholly-Owned Subsidiary, savings insurance products and fixed-rate annuity products that guarantee at least a minimum rate of return are subject to the risk that the Wholly-Owned Subsidiary’s “spread” (the difference between the total cost of crediting rates on insurance reserves for the relevant insurance policies and the total investment income that can be earned from general account investments) may decrease due to fluctuations in interest rates, and the burden on the interest rate spread margin is increasing. Meanwhile, bonds and loan receivables (consumer loan receivables and corporate loan receivables) accounted for 46.7% and 13.7%, respectively, of the asset management of the Wholly-Owned Subsidiary as of the end of the first quarter of 2026. In addition, as of the end of the first quarter of 2026, foreign currency-denominated securities accounted for 22.0% of the Wholly-Owned Subsidiary’s invested assets. Accordingly, the importance of managing investment yields and investment-related risks arising from interest rate fluctuations has been increasing.

[Asset Utilization Ratio of the Wholly-Owned Subsidiary]	(Unit: KRW million)

Category	Q1 FY2026	FY2025	FY2024	FY2023	FY2022
Total Assets (A)	32,973,769	33,940,882	33,494,910	31,720,164	33,719,187
Invested Assets (B)	31,840,414	32,695,593	32,314,193	31,152,844	32,263,576
Asset Utilization Ratio (B/A)	96.6%	96.3%	96.5%	98.2%	95.7%

Note 1) Standalone basis

Note 2) Based on IFRS 17/9 from FY2023, and based on IFRS 4/IAS 39 for FY2022

Note 3) Invested assets are total assets less non-invested assets as defined in the Detailed Enforcement Rules on Supervision of the Insurance Business

Source: Annual Reports and Quarterly Reports of the Wholly-Owned Subsidiary for the Respective Fiscal Years

[Breakdown of the Wholly-Owned Subsidiary’s Invested Assets by Asset Type]												(Unit: KRW million, %)
Category			Q1 FY2026			FY2025			FY2024			FY2023
			Average Balance	Yield	Percentage	Average Balance	Yield	Percentage	Average Balance	Yield	Percentage	Average Balance	Yield	Percentage
Invested Assets	Cash Deposits		778,609	3.6%	2.3	853,584	1.6	2.5	1,239,080	1.5	3.8	1,253,389	0.7	4.0
	Securities	Shares	141,514	53.3%	0.4	176,948	(29.3)	0.5	268,362	3.5	0.8	241,485	9.0	0.8
		Bonds	15,631,918	3.0%	46.7	16,112,358	3.4	47.8	15,790,764	3.7	48.5	13,504,456	3.2	42.9
		Beneficiary Certificates	2,490,003	4.4%	7.4	2,831,308	3.0	8.4	2,642,172	5.3	8.1	2,965,438	6.1	9.4
		Foreign Currency Securities	7,360,392	3.1%	22.0	5,917,593	3.5	17.6	4,401,342	1.5	13.5	4,813,422	3.9	15.3
		Other Marketable Securities	961,113	1.8%	2.9	931,238	3.9	2.8	922,228	6.4	2.	1,296,419	4.7	4.1
	Loan Claims	Consumer Loan Receivables	353,264	5.4%	1.1	294,833	5.5	0.9	256,264	4.4	0.8	284,836	4.4	0.9
		Corporate Loan Receivables	4,208,169	4.6%	12.6	5,049,138	5.0	15.0	5,870,831	4.9	18.0	6,213,274	3.6	19.7
	Real Estate		343,021	5.4%	1.0	337,894	6.0	1.0	342,475	5.1	1.1	331,609	15.8	1.1
Total Invested Assets			32,268,003	3.6%	96.4	32,504,893	3.4	96.4	31,733,518	3.8	97.5	30,904,327	3.8	98.1
Non-Invested Assets			1,189,322	—	3.6	1,213,003	—	3.6	825,779	0.0	2.5	595,966	0.0	1.9
Total			33,457,326	3.5%	100.0	33,717,896	3.3	100.0	32,559,298	3.7	100.0	31,500,294	3.8	100.0

Note 1) Standalone basis

Note 2) Average balance: Application of the simple average of initial assets and final assets

Note 3) Basis for calculation of rate of return

•	The rate of return is calculated on the basis of investment profit or loss, which is investment operating income less investment operating expenses.

•	Investment costs that are difficult to directly attribute to each asset shall be apportioned in proportion to the asset composition ratio.

Note 4) Loan receivables are presented net of allowance for credit losses, present value discount, and deferred loan-related income and expenses (excluding policy loans from 2023 onwards).

Note 5) From the second quarter of 2023, the appropriation to investment contract liability reserves is deducted from investment expenses.

Source: Business Report and Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

Conversely, during periods of rising interest rates, the declared interest rate may increase to maintain the competitiveness of interest-linked products, and the investment returns from general account assets supporting such rates may prove insufficient. Accordingly, profitability may decline as the interest margin decreases. In addition, this may lead to a decline in sales and the departure of existing contract parties. Furthermore, during periods of rising interest rates, the value of fixed-rate assets declines, thereby reducing unrealized gains on such assets. In addition, as policyholders seek products with higher yields, cancellations or withdrawals of life insurance contracts and annuity contracts may increase, which may result in cash outflows. In such cases where cash outflows occur, the Wholly-Owned Subsidiary may be forced to sell investment assets at a time when asset prices have declined due to rising market interest rates, which may result in investment losses. Unforeseen surrenders and withdrawals may reduce the insurance contract margin and thus adversely affect future profitability.

The domestic base interest rate commenced an upward trajectory in June 2021, rising to 3.25% by November 2022, and was further raised to 3.50% in January 2023 notwithstanding financial instability including the Legoland crisis. Thereafter, due to a combination of factors including the SVB and CS bankruptcies, economic downturn, household debt, and real estate PF risks, a prolonged freeze was maintained until the first rate cut in 38 months was implemented in October 2024, followed by a consecutive cut in November. In 2025, a gradual easing trend emerged, with a freeze in January, a cut in February, a freeze in April, and a cut in May; however, from July onward through April 2026, the freeze has been maintained on the grounds of real estate market stabilization and inflation concerns arising from global geopolitical risks, and accordingly, continuous monitoring of the future direction of interest rates is deemed necessary.

[Bank of Korea Base Rate Trends]	(Unit: %)
Date of Change	Base Rate
April 10, 2026	2.50
February 26, 2026	2.50
January 15, 2026	2.50
November 27, 2025	2.50
October 23, 2025	2.50
August 28, 2025	2.50
July 10, 2025	2.50
May 29, 2025	2.50
February 25, 2025	2.75
November 28, 2024	3.00
October 11, 2024	3.25
13 January 2023	3.50
November 24, 2022	3.25
October 12, 2022	3.00
August 25, 2022	2.50
July 13, 2022	2.25
May 26, 2022	1.75
April 14, 2022	1.50
January 14, 2022	1.25
November 25, 2021	1.00
August 26, 2021	0.75

Meanwhile, while market interest rates in 2026 are expected to exhibit significant volatility due to external factors, the solvency ratio of the Wholly-Owned Subsidiary for 2026 stands at 179.8%. According to the scenario analysis of solvency ratio fluctuations resulting from market interest rate movements, the solvency ratio of the Wholly-Owned Subsidiary is projected to decrease by 3.9 percentage points and 9.1 percentage points to 175.9% and 170.7%, respectively, in the event that market interest rates decline by 50 basis points and 100 basis points, respectively. Please refer to the table below for the detailed solvency margin and solvency capital requirement figures of the Wholly-Owned Subsidiary under each scenario.

[Trends in Solvency Ratio by Scenario Following Market Interest Rate Decline]	(Unit: KRW hundred million, %)

Category	As of 2025	Estimation of Solvency Ratio by Scenario
		Assuming a 50 Basis Point Rate Cut	Assuming a 100 Basis Point Interest Rate Decline
Solvency Ratio	179.8	175.9	170.7
Solvency Margin	40,595	39,045	37,229
Solvency Capital Requirement	22,573	22,193	21,804

Note 1) Before application of common transitional provisions

Note 2) Solvency ratio = Solvency margin / Solvency capital requirement × 100

Source: Data provided by the Wholly-Owned Subsidiary

During a period of declining interest rates, cash proceeds derived from the repayment of principal or interest on financial instruments held by the Wholly-Owned Subsidiary must be reinvested in financial instruments bearing lower interest rates than previously available. In a declining interest rate environment, the Wholly-Owned Subsidiary may be unable to identify attractive new investment opportunities to replace portions of its substantial portfolio of fixed-rate debt securities that are scheduled to mature over the next several years. In addition, while it is possible to adjust the benchmark interest rate of interest rate-linked products that are paid in and accumulated by applying a variable disclosed interest rate, such adjustment may have a significantly negative impact on the sales and reputation of the Wholly-Owned Subsidiary, making timely adjustment in response to interest rate declines difficult. In addition, for certain products of the Wholly-Owned Subsidiary, such as fixed annuity products, interest or annuity payments based on the minimum guaranteed interest rate cannot be reset. As of the end of 2025, the proportion of insurance premium reserves of the Wholly-Owned Subsidiary attributable to previously sold high-interest-rate (5% or above) fixed-rate products stands at 20.7%. Please note that if the return on invested assets of the Wholly-Owned Subsidiary falls below the guaranteed fixed rate, the profitability of the Wholly-Owned Subsidiary may deteriorate due to the occurrence of a negative margin.

[Breakdown of the Wholly-Owned Subsidiary’s Portfolio by Product Type]					(Unit: %)
Category	FY2025	FY2024	FY2023	FY2022	FY2021	FY2020
Proportion of fixed-rate products	60.7	58.0	55.2	51.2	36.9	34.1
Proportion of fixed-rate products with interest rates of 5% or above	20.7	22.1	22.5	21.8	13.3	13.4
Proportion of fixed-rate products with interest rates below 5%	40.0	35.9	32.7	29.4	23.6	20.7
Proportion of rate-linked products	39.3	42.0	44.8	48.8	63.1	65.9

Note) Based on the cancellation fee reserve

Source: Data provided by the Wholly-Owned Subsidiary

Although future interest rate increases or decreases are unpredictable, an increase in interest rates may result in a decrease in sales and investment losses arising from a decline in asset prices, while a decrease in interest rates may result in a reverse margin due to a decrease in spreads. Investors are advised that the performance of the Wholly-Owned Subsidiary may fluctuate in accordance with changes in interest rates.

N. Contingent Liability Risk

As of the end of the first quarter of 2026, there are a total of 40 lawsuits pending against the Wholly-Owned Subsidiary as defendant, with an aggregate litigation amount of KRW 6,931 million. Considering that the litigation amount is relatively small compared to the scale of the Wholly-Owned Subsidiary’s assets and capital, the contingent liabilities associated with such litigation are relatively unlikely to have a material impact on the Wholly-Owned Subsidiary’s financial stability or operating results in the future. However, depending on the outcome of the litigation, should there be a decline in the Wholly-Owned Subsidiary’s reputation or the imposition of sanctions by financial authorities, such circumstances may operate as factors constraining business activities and adversely affecting profitability. In particular, significant litigation is pending that would give rise to an obligation to return distributions in the event of an adverse final judgment, including a lawsuit seeking return of distributions related to the disposal of investment assets by a PEF (claim amount: KRW 3,934 million), and as of the end of 2025, an investigation by the Financial Supervisory Service is ongoing regarding potential violations of the Credit Information Use and Protection Act, such that any administrative fines that may be imposed by the Financial Services Commission could result in a direct financial burden on the Wholly-Owned Subsidiary. In addition, as of the end of 2025, the Wholly-Owned Subsidiary held investment commitments of KRW 537.2 billion and loan commitments of KRW 924.5 billion, and the maximum loss exposure arising from its involvement in unconsolidated structured entities, including asset-backed SPCs, real estate finance, and investment funds, amounted to KRW 7,044.6 billion, and during 2025, it recognized actual losses of KRW 85.7 billion from these unconsolidated structured entities. The Wholly-Owned Subsidiary cannot exercise control over the decision-making of such structured entities, and in the event that problems arise with respect to payment performance by unconsolidated structured entities or their business operations fail to proceed as planned, additional losses may be incurred on the relevant investment amounts, thereby imposing a financial burden on the Wholly-Owned Subsidiary. Accordingly, investors are advised to give due consideration to the potential adverse effects that litigation and contingent liabilities, as well as the latent risk of insolvency of unconsolidated structured entities, may have on the Wholly-Owned Subsidiary’s medium- to long-term operating performance and financial condition.

(1) Litigation Matters

As of the end of the first quarter of 2026, there are a total of 40 lawsuits pending against the Wholly-Owned Subsidiary as defendant, with an aggregate litigation amount of KRW 6,931 million. While the outcome of the aforementioned lawsuits cannot presently be predicted, considering that the amount in dispute is relatively minor in comparison to the scale of the Wholly-Owned Subsidiary’s assets and capital (KRW 34.4953 trillion and KRW 1.8443 trillion, respectively, on a consolidated basis as of the end of the first quarter of 2026), the likelihood that contingent liabilities arising from such litigation will materially affect the Wholly-Owned Subsidiary’s financial stability or operating results in the future is relatively low.

However, litigation relating to insurance benefit claims may adversely affect the reputation of the Wholly-Owned Subsidiary, which could in turn affect its future business operations and have a negative impact on its insurance business. Furthermore, if the outcome of the litigation results in reputational damage to the Wholly-Owned Subsidiary or regulatory sanctions imposed by the financial authorities, such circumstances may adversely affect the business operations of the Wholly-Owned Subsidiary and consequently impair its profitability.

[Litigation Matters Pending with the Wholly-Owned Subsidiary as Defendant (as of the End of the First Quarter of 2026)]	(Unit: KRW million)

Category	Number of Lawsuits		Litigation Amount
	End of the First Quarter of 2026	End of 2025	End of the First Quarter of 2026	End of 2025
Defendant (*1)	40	38	6,931	6,768
Filing of Lawsuit (*2)	69	46	2,171	2,015

(*1) Lawsuits pending against the Group as defendant include claims for payment of insurance proceeds, damages, fees, loans, and other amounts.

(*2) Lawsuits in which the Group is the plaintiff include claims for insurance proceeds, damages, fees, loans, and other amounts, and the outcome of such litigation cannot be predicted as of the end of the current period.

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

[Significant Litigation Matters (as of the End of the First Quarter of 2026)]

Case Name	Date of Filing	Parties to Litigation		Details of the Litigation	Litigation Amount	Progress	Future Litigation Schedule and Response Strategy	Potential Impact on the Company Depending on the Outcome of the Litigation
		Plaintiff	Defendant
Insurance Proceeds	Jan. 4, 2024	○ ○ Lee	Wholly-Owned Subsidiary and 10 others	Claim for insurance benefits based on permanent disability with a combined disability rating of 110% resulting from a fall accident	KRW 232 million	- On July 3, 2025, a judgment was rendered in favor of the Company in the court of first instance. - Appeal proceedings are currently pending	- Judgment date: May 13, 2026	Even if the appellate court renders a different judgment from the court of first instance, the dispute shall be limited to payment within the scope of insurance proceeds as stipulated in the insurance policy, and there will be no other impact on the Company resulting from this case.
Return of Illegal Distributions	Feb. 7, 2025	○ ○○ Securities Co., Ltd.	Wholly-Owned Subsidiary and 13 others	Claim for return of distributions in connection with the disposal of investment assets by a private equity fund	KRW 3,934 million	- First-instance trial proceedings are currently underway	- Judgment date: May 28, 2026	Obligation to return distributed proceeds upon final determination of adverse judgment

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

(2) Potential Investments Losses from Unconsolidated Structured Entities

The Wholly-Owned Subsidiary invests in various structured entities characterized as asset securitization special purpose companies, real estate finance vehicles, investment funds, and investment trusts. The adoption of K-IFRS (Korean International Financial Reporting Standards) has necessitated a review of whether to consolidate the financial statements not only of general subsidiaries but also of structured entities with characteristics similar to equity investments. With respect to entities that qualify as structured entities under Korean IFRS Standards No. 1110 and No. 1112, the Wholly-Owned Subsidiary does not determine consolidation solely on the basis of its ownership interest. Rather, it includes such entities within the scope of consolidation where, based on a comprehensive assessment of the control criteria set forth in the relevant accounting standards—namely, “power,” “variable returns,” and the “link between power and variable returns”—it determines that the consolidated group controls the entity. The details of assets subject to consolidation review and the detailed criteria for determining the consolidation of held assets are as follows.

[Characteristics of Assets Subject to Consolidation Review]

Category	Key Characteristics

Asset-Backed Securities	An asset securitization company is a special-purpose entity that purchases assets from the asset holder and issues asset-backed securities based on such assets. It is a limited liability company established to facilitate corporate financing and enhance the soundness of a company’s financial structure. The Wholly-Owned Subsidiary purchases asset-backed securities issued by the structured entities with accounts receivable and other assets as underlying assets, or provide credit facilities to such structured entities.

Structured Finance	Structured entities for structured finance are established for purposes including corporate mergers and acquisitions, project finance for construction projects under private investment schemes, or vessel investment, and the funds raised shall be used exclusively for the performance of such purposes. The Wholly-Owned Subsidiary provides funds to structured entities for structured finance in the form of loans, equity investments, and other instruments, or extends various forms of credit as necessary.

Investment Fund	A beneficiary certificate is a financial product that pools small amounts of capital from a large number of investors and distributes returns based on the performance of investments made in stocks, bonds, and other securities. The Wholly-Owned Subsidiary is engaged in beneficiary certificates by investing in the equity interests of various investment funds.

[Criteria for Determining Whether Held Assets Are Consolidated]

Category	Standard of Review	Details

Phase 1	Possession of Power	Included in the scope of consolidation if determined to actually possess decision-making authority

Phase 2	Exposure to Variable Returns	Included in the scope of consolidation when the benefits received from involvement in the investment are variable

Phase 3	Link Between Power and Returns	Included in the scope of consolidation where returns are significantly affected by decision-making authority

The Wholly-Owned Subsidiary is involved with structured entities through investment arrangements such as structured finance transactions and investment funds. The principal characteristics of the structured entities in each category are set forth below.

Unconsolidated structured entities classified as asset securitization vehicles are entities that issue asset-backed securities based on securitized assets and pay the principal, interest, or dividends on such asset-backed securities from revenues generated by, or borrowings secured against, the management, operation, and disposition of the underlying securitized assets. The Wholly-Owned Subsidiary transfers the relevant risks associated with the issuance of asset-backed securities through entering into asset-backed securities purchase agreements or extending credit facilities, and in connection therewith, the Wholly-Owned Subsidiary recognizes interest income or fee income.

Unconsolidated structured entities classified as structured finance entities include real estate project financing investment companies, infrastructure project companies, and special purpose companies established for ship or aircraft financing. Structured finance is primarily a method of financing large-scale high-risk ventures, whereby investments are made in the relevant enterprise based on the economic viability of a specific business or project itself, rather than on the creditworthiness or physical collateral of the project sponsor, and investors receive returns generated from the operation of the business. The Wholly-Owned Subsidiary provides funding to structured entities engaged in structured finance through loans, equity investments, and other forms of financing.

Unconsolidated structured entities classified as investment funds include investment trusts and private equity companies. An investment trust (beneficiary certificates) is a collective investment scheme in the form of a trust whereby a trustee invests and manages property entrusted by a collective investment business entity in accordance with the instructions of such collective investment business entity. A private equity fund (Private Equity Fund, or “PEF”) is a collective investment vehicle under the Financial Investment Services and Capital Markets Act and is a limited partnership established through private placement for the purpose of increasing the value of invested companies by investing in shares or equity interests and participating in management, improving business structures, or enhancing governance structures, with profits distributed to its partners. As an investor in investment funds, the Wholly-Owned Subsidiary recognizes gains and losses on equity investments and dividend income in proportion to its ownership interest. The Wholly-Owned Subsidiary may also be exposed to losses of principal if the value of the relevant investment funds declines.

As of year-end 2025, the asset size of unconsolidated structured entities held by the Wholly-Owned Subsidiary and its subsidiaries, together with the losses incurred during the same period and the maximum exposure to loss, are set forth in the table below. Maximum exposure to loss includes the amount of investment assets recognized in the financial statements and amounts that may be determined in the future under contracts such as purchase commitments and credit facilities. As of year-end 2025, the maximum exposure to loss in relation to unconsolidated structured entities was KRW 7,044.6 billion.

[Risk Exposure to Unconsolidated Structured Entities of the Wholly-Owned Subsidiary (As of Year-End 2025)]	(Unit: KRW million)

Category	Asset Securitization	Structured Finance	Investment Fund	Total
Total assets of unconsolidated structured entities	1,518,314	35,451,576	41,790,277	78,760,167
Assets recognized from involvement with unconsolidated structured entities	151,034	2,546,107	3,084,329	5,781,470
Financial assets at fair value through profit or loss	—	55,289	2,200,068	2,255,357
Financial assets at amortized cost	151,034	2,490,818	884,261	3,526,113
Liabilities recognized from involvement with unconsolidated structured entities	—	144	696	840
Other liabilities (provisions)	—	144	696	840
Maximum loss exposure	151,034	3,151,076	3,742,497	7,044,607
Investment assets	151,034	2,546,107	3,084,329	5,781,470
Purchase commitment	—	27,000	510,251	537,251
Credit extension, etc.	—	577,969	147,917	725,886
Loss from unconsolidated structured entities	—	18,587	67,096	85,683

Source: Business Report of Wholly-Owned Subsidiary (Dec. 2025)

The Wholly-Owned Subsidiary is unable to exercise control over the decision-making of structured entities. Accordingly, if issues arise with the performance of payment obligations by unconsolidated structured entities or if their business operations fail to proceed as planned, losses may be incurred on the relevant investments, which could result in additional financial burdens for the Wholly-Owned Subsidiary. Investors should take note of this risk.

O. Risks Related to Reputational Damage and Consumer Protection

The mis-selling ratio of both the Wholly-Owned Subsidiary and the life insurance industry has continued to decline. This is attributable to the heightened social awareness regarding mis-selling, which has led to enhanced regulatory oversight by the financial authorities and the strengthening of internal processes by each life insurance company to prevent mis-selling. In the case of the Wholly-Owned Subsidiary, mis-selling has continued to decline as a result of efforts to strengthen its consumer protection framework, including the appointment of a Chief Consumer Officer (CCO) in 2016, the establishment of a Consumer Protection Council, the reorganization of its consumer protection organization and systems, the introduction of online training programs on proper sales practices, and the addition of proper sales training courses to its in-person training curriculum. In addition, the Wholly-Owned Subsidiary has enhanced customer convenience by implementing measures such as simplified insurance claims procedures and mobile policy suitability review services. Through the expansion of mobile and online claims channels and improvements to its insurance claims payment process, the Wholly-Owned Subsidiary has also reduced the time required from the submission of an insurance claim to payment. As a result of these and other service initiatives, the Wholly-Owned Subsidiary’s mis-selling ratio was 0.02% in 2025, compared to the industry average of 0.04%. However, the incomplete sales ratio of the Wholly-Owned Subsidiary may increase again if excessive sales activities are conducted to secure insurance contracts due to factors such as stagnation in the profitability of the life insurance industry and intensified competition in the guaranteed insurance segment. Furthermore, if the mis-selling ratio of the Wholly-Owned Subsidiary increases relative to competitors, this may result in reduced profitability due to reputational damage or adversely affect the business operations of the Wholly-Owned Subsidiary through sanctions or other measures imposed by financial regulatory authorities. Therefore, investors are advised to continuously monitor the mis-selling ratio of the Wholly-Owned Subsidiary.

The incomplete sales ratio is calculated by dividing the sum of the number of quality assurance cancellations, complaint-related cancellations, and void contracts by the number of new contracts, with a higher ratio indicating a greater incidence of improper sales practices. The status of mis-selling by each life insurance company is publicly disclosed through the Korea Life Insurance Association and similar channels, and may serve as one of the decision-making criteria for prospective customers; accordingly, a mis-selling ratio that is high relative to competitors may give rise to reputational risk.

The mis-selling ratio of the Wholly-Owned Subsidiary and the life insurance industry has shown a declining trend. This is attributable to the heightened social awareness regarding mis-selling, which has led to enhanced regulatory oversight by the financial authorities and the strengthening of internal processes by each life insurance company to prevent mis-selling.

In the case of the Wholly-Owned Subsidiary, although the ratio of incomplete sales has consistently remained higher than the industry average since 2016, it has shown a gradual trend of improvement, and as of the end of 2025, it has continued to decline, recording 0.02%. As such, while the life insurance industry as a whole, including the Wholly-Owned Subsidiary, has been reducing its mis-selling ratio, the mis-selling ratio of the Wholly-Owned Subsidiary may increase again if life insurance companies engage in aggressive sales practices to secure insurance contracts due to factors such as stagnating profitability and intensifying competition in the protection insurance segment. Furthermore, if the mis-selling ratio of the Wholly-Owned Subsidiary increases relative to competitors, this may result in reduced profitability due to reputational damage or adversely affect the business operations of the Wholly-Owned Subsidiary through sanctions or other measures imposed by financial regulatory authorities. Therefore, investors are advised to continuously monitor the mis-selling ratio of the Wholly-Owned Subsidiary.

However, the incomplete sales ratio of the Wholly-Owned Subsidiary may increase again if excessive sales activities are conducted to secure insurance contracts due to factors such as stagnation in the profitability of the life insurance industry and intensified competition in the guaranteed insurance segment. Furthermore, should the mis-selling ratio of the Wholly-Owned Subsidiary increase relative to those of competitors, this may result in reduced profitability due to reputational damage or adversely affect the Wholly-Owned Subsidiary’s business operations through sanctions or other regulatory measures imposed by financial authorities. Accordingly, investors are advised to continuously monitor the mis-selling ratio of the Wholly-Owned Subsidiary.

[Trend in Mis-selling Ratios of the Wholly-Owned Subsidiary and the Life Insurance Industry]	(Unit: %, Cases)

Category			Insurance Agent	Individual Agency	Corporate Agency				Direct Operation			Total
					Bancassurance	TM	Home Shopping	Other	Officers and Employees	Composite	Direct
FY2025 H2	Wholly-Owned Subsidiary	Mis-selling Ratio	0.01	0	0.04	0.02	0.01	0.03	0	0	0	0.02
		Number of Mis-sold Cases	9	0	25	1	2	74	0	0	0	111
		Number of New Contracts	69,833	0	65,987	5,321	26,260	294,560	0	0	346	462,307
	Industry average	Mis-selling Ratio	0.05	0	0.02	0.04	0.03	0.05	0	0.1	0.01	0.04
FY2025 H1	Wholly-Owned Subsidiary	Mis-selling Ratio	0.01	0	0.02	0.07	0.02	0.03	0	0	0	0.03
		Number of Mis-sold Cases	7	0	17	5	5	116	0	0	0	150
		Number of New Contracts	76,143	0	68,466	7,368	29,865	390,598	109	0	338	572,887
	Industry average	Mis-selling Ratio	0.05	0	0.02	0.06	0.04	0.05	0	0.11	0.01	0.04
FY2024 H2	Wholly-Owned Subsidiary	Mis-selling Ratio	0.03	0	0.02	0.15	0.02	0.03	0	0	0	0.03
		Number of Mis-sold Cases	20	0	17	14	7	109	0	0	0	167
		Number of New Contracts	76,046	0	76,027	9,444	37,772	378,609	171	0	264	578,333
	Industry average	Mis-selling Ratio	0.06	0	0.02	0.08	0.05	0.06	0	0.1	0.01	0.05
FY2024 H1	Wholly-Owned Subsidiary	Mis-selling Ratio	0.02	0	0.02	0.21	0.01	0.04	0	0	0	0.04
		Number of Mis-sold Cases	13	0	14	28	5	122	0	0	0	182
		Number of New Contracts	66,227	0	85,933	13,517	46,648	300,695	210	0	192	513,422
	Industry Average	Mis-selling Ratio	0.09	0.13	0.02	0.09	0.06	0.07	0	0.23	0.02	0.06
FY2023 H2	Wholly-Owned Subsidiary	Mis-selling Ratio	0.03	0	0.02	0.06	0.01	0.04	—	0	0	0.04
		Number of Mis-sold Cases	21	0	6	35	4	127	—	0	0	193
		Number of New Contracts	61,484	0	36,155	60,746	45,278	294,702	—	0	274	498,639
	Industry Average	Mis-selling Ratio	0.10	0.20	0.01	0.07	0.07	0.08	—	0.3	0.03	0.07
FY2023 H1	Wholly-Owned Subsidiary	Mis-selling Ratio	0.02	0	0	0.05	0.01	0.05	—	0.04	0	0.03
		Number of Mis-sold Cases	14	0	3	30	4	112	—	4	0	167
		Number of New Contracts	62,304	0	74,228	57,476	34,379	243,219	—	11,290	1,633	484,529
	Industry Average	Mis-selling Ratio	0.11	0.13	0.01	0.07	0.08	0.08	—	0.22	0.07	0.07

Note 1) Mis-selling Ratio = (Number of policy cancellations during the free-look period + Number of policy cancellations due to customer complaints + Number of invalid contracts) / Number of new contracts × 100

•	Financial Institution Insurance Agency: Insurance agencies operated by financial institutions such as banks, securities companies, and credit card companies

•	TM: Specialized insurance agencies engaged in telemarketing by telephone or other means

•	Home Shopping: Insurance agencies operated by home shopping companies

•	Other: Corporate agencies excluding financial institution insurance agencies, telemarketing, and home shopping channels, generally comprising face-to-face corporate agencies

•	Officers and Employees: Executive officers (excluding the representative director, outside directors, auditors, and members of the audit committee) or employees of the insurance company

•	Composite: Insurance companies’ proprietary sales organizations conducting both face-to-face and remote solicitation

•	Direct: Direct solicitation organizations operated by an insurance company specializing in distance marketing

•	Broker: Independent solicitation organizations that intermediate the conclusion of insurance contracts

Source: Korea Life Insurance Association Disclosure

The Financial Supervisory Service conducted an evaluation of the state of financial consumer protection across 74 financial institutions, including banks, non-life insurers, life insurers, securities firms, credit card companies, and savings banks, through quantitative and qualitative assessments. The quantitative assessment consists of two categories, including the number of consumer complaints, efforts to resolve complaints, the number of lawsuits, business sustainability, and financial incidents. The qualitative assessment consists of six categories, including consumer protection governance, the establishment and operation of consumer protection systems in the product development process, the establishment and operation of consumer protection systems in the product sales process, participation in consumer protection policies and operation of complaint-handling systems, and consumer information disclosure.

[Assessment Items for Financial Consumer Protection Evaluation]

Category		Assessment Criteria	Assessment Indicators
Quantitative Indicators	1	Efforts to handle civil petitions and litigation against financial consumers

— Number of complaints related to financial products

— Rate of increase/decrease in financial product-related complaints

— Average complaint processing period

— Litigation matters involving consumers, including the rate of adverse judgments and the number of lawsuits filed during dispute mediation proceedings

	2	Financial incidents and efforts to reunite customers with dormant financial assets	— Number and amount of financial incidents, etc. — Dormant financial asset recovery, etc.
Qualitative Indicators	3	Establishment and operation of an internal control system for financial consumers

— Establishment and operation of internal control standards and financial consumer protection standards, and monitoring of compliance status

— Authority and operational status of the board of directors and the representative director for establishing internal control systems

Dedicated organization and personnel

— Establishment and operation of regulations for the internal control committee

— Appointment and status of duties of the Chief Consumer Officer (CCO)

— Establishment and operation of a general agency for the protection of financial consumers and the qualification requirements and status of duties of employees performing the duties of the general agency

	4	Standards and procedures to be complied with during the financial product development process

— Establishment and operation of criteria for reviewing financial consumer risk factors in the development of financial products

— Status of operation of the prior consultation system for checking consumer risk factors in the development of financial products

— Establishment and operation of procedures for reflecting the opinions of financial consumers in the development of financial products

	5	Standards and procedures to be complied with during the financial product sales process

— Establishment and operation of procedures for compliance in the sale of financial products and internal review procedures for advertisements

— Establishment and operation of qualification requirements for officers and employees selling financial products

— Establishment and operation of inspection standards for compliance with sales procedures, including Happy Call and Mystery Shopping

— Status of establishment and operation of compliance matters for outsourced sales activities and operation of compensation guidelines related to product advisory services

	6	Standards and procedures to be observed following the sale of financial products and the management of customer complaints

— Operational status of monitoring and measures taken against consumer risk factors for products sold

— Establishment and operation of standards for handling consumer rights, including the right to withdraw from subscription

— Status of management of consumer credit information and personal information

— Establishment and operation of civil petition handling procedures and establishment and operation of an adequate personnel system for civil petitions

— Analysis of the causes of civil complaints and status of follow-up management

	7	Operation of compensation systems and financial consumer protection training for officers and employees

— Status of financial consumer protection training for officers and employees engaged in the sale of financial products

— Status of financial consumer protection training for all other officers and employees

— Establishment and operation of a performance-based compensation system for the Chief Consumer Officer (CCO) and the personnel responsible for overseeing the operations of the relevant organization

— Establishment and operation of a performance-based compensation system for employees and branch organizations engaged in the sale of financial products

— Establishment and operation of a performance-based compensation system to enhance financial consumer protection efforts

	8	Other matters related to the provision of information to financial consumers and the prevention of harm to vulnerable groups

— Establishment and operation of systems for guidance on financial consumer rights and provision of information

— Efforts to enhance transaction convenience and prevent harm for vulnerable groups, including the elderly and persons with disabilities

— Status of financial education and other consumer outreach programs for financial consumers

— Efforts to prevent consumer harm, including prevention of financial fraud such as voice phishing

— Other status of participation in consumer protection policies, etc.

Source: Korea Life Insurance Association Disclosure

As a subject of the 2024 Financial Consumer Protection Assessment, the Wholly-Owned Subsidiary received the assessment results from the Financial Supervisory Service and was rated “average” or higher in all eight evaluation categories. The detailed evaluation results are as follows:

[2024 Financial Consumer Protection Assessment Results]

Company Name	Overall	Quantitative		Qualitative
		①	②	③	④	⑤	⑥	⑦	⑧
Wholly-Owned Subsidiary	Average	Good	Good	Average	Average	Average	Average	Average	Average

Note 1) [Evaluation Basis] (From 2021) Article 32, Paragraph 2 of the Act on the Protection of Financial Consumers

Note 2) Not applicable in 2025. Life insurance companies whose business scale and number of complaints account for 1% or more of the entire life insurance sector; companies with a small business scale or a low number of complaints, may be excluded from the evaluation for the relevant year. However, the supervision and evaluation cycle may be operated differently based on the results of the actual condition assessment of the previous year.

Source: Korea Life Insurance Association Disclosure

Given the nature of the insurance business, which is characterized by a high volume of consumer complaints, any negative public opinion arising from such financial consumer protection assessments or directed at the Company may adversely affect the reputation of the Wholly-Owned Subsidiary and consequently impact its profitability, and investors are advised to take note of this risk.

P. Risks Associated with Insurance Sales Channel Composition

Given the structural complexity of life insurance products, the industry remains heavily dependent on face-to-face distribution channels, and the efficient management and diversification of sales channels are critical factors directly linked to insurers’ acquisition of new contracts and maintenance of profitability. Examining the performance of the Wholly-Owned Subsidiary by recruitment type, as of the end of 2025, “company recruitment” accounted for KRW 3,662.4 billion out of a total recruitment amount of KRW 4,814.4 billion, representing 76.1% of the total. As of the end of the first quarter of 2026, “company recruitment” accounted for KRW 854.1 billion out of a total recruitment amount of KRW 1,237.0 billion, representing 69.1% of the total, indicating that the Wholly-Owned Subsidiary’s sales structure is significantly concentrated in the captive agent channel. While such captive channels offer the advantage of greater control over product distribution, they entail substantial fixed costs, including settlement subsidies and training expenses for recruiting quality agents, and are continuously exposed to the risk of agent attrition due to the rapid expansion of the GA (general agency) market. Consequently, in the event of large-scale personnel outflow to competitors, there exists the possibility of disruption in securing new contract CSM owing to the weakening of core sales infrastructure. Additionally, bancassurance, one of the principal sales channels of the Wholly-Owned Subsidiary, accounted for 8.0% (KRW 384.6 billion) as of the end of 2025 and 16.0% (KRW 196.9 billion) as of the end of the first quarter of 2026, indicating a declining trend in its relative share. Notwithstanding the Company’s plan to strengthen operations through synergies with Woori Financial Group, legal constraints exist on expanding market share within the holding company structure due to the “bancassurance rule” regulation, which restricts any single insurer’s sales proportion to within 25%. Consequently, there remains a persistent risk that anticipated synergistic effects may prove insufficient should financial regulatory authorities further tighten such regulations. Furthermore, Tongyang Life Financial Services Co., Ltd., a sales subsidiary operated to enhance sales expertise, entered into a state of capital impairment with total equity of negative KRW 4.8 billion as of the end of the first quarter of 2026, and its financial condition has deteriorated severely. Accordingly, if the subsidiary continues to incur losses, this will not only adversely affect the consolidated financial results of the Wholly-Owned Subsidiary but may also intensify the burden of capital injection, such as additional paid-in capital increases to restore financial soundness, thereby exerting downward pressure on the K-ICS ratio. In terms of distribution by recruitment target, death insurance accounts for an overwhelming proportion at 66.0% (KRW 3,174.4 billion), which may result in decreased insurance contract margins and deteriorating profitability due to declining contract retention rates or increased policy surrenders during economic downturns. As of the first quarter of 2026, death insurance accounted for 65.7% (KRW 813.2 billion) of the total recruitment amount. In particular, with the strengthened commission regulations scheduled to take effect from July 2026 (expanded application of the 1,200% rule), and in the event of mis-selling arising from inadequate channel management, this could lead to a decline in external credibility and financial losses, including the imposition of substantial administrative fines. Accordingly, investors are strongly advised to take full note of the potential adverse effects that such imbalances in channel composition and cost burden risks may have on medium- to long-term performance and financial soundness.

Due to the complexity of product structures, the life insurance industry remains highly dependent on face-to-face distribution channels, and the efficient management and diversification of sales channels are key factors directly linked to insurers’ ability to secure new business and maintain profitability. Although the Wholly-Owned Subsidiary conducts its business activities based on a company recruitment channel centered on exclusive agents, its high dependence on a particular channel, the financial burden on sales subsidiaries, and changes in the regulatory environment may negatively affect the Wholly-Owned Subsidiary’s operational competitiveness and profitability.

Based on the Wholly-Owned Subsidiary’s performance by solicitation channel, as of the end of 2025, “Company Solicitation” accounted for KRW 3,662.4 billion out of total solicitation volume of KRW 4,814.4 billion, representing 76.1% of the total. This represents an increase of 1.7 percentage points compared to 74.4% at the end of 2024. As of the end of the first quarter of 2026, “Company Solicitation” accounted for KRW 854.1 billion out of total solicitation volume of KRW 1,237.0 billion, representing 69.1% of the total.

With respect to solicitation through bancassurance, one of the principal sales channels of the Wholly-Owned Subsidiary, the proportion fluctuated from 9.5% (KRW 514.3 billion) in 2023 to 10.9% (KRW 518.3 billion) in 2024, 8.0% (KRW 384.6 billion) in 2025, and 16.0% (KRW 196.9 billion) as of the end of the first quarter of 2026. However, in terms of the amount of solicitation, the overall trend has been downward. In particular, given the structural characteristic that bancassurance accounts for a substantial proportion of survival insurance solicitation volume, such decline in performance may lead to a contraction in sales of savings and pension products. While the plan is to strengthen bancassurance operations through synergies with Woori Financial Group going forward, legal limitations exist on expanding market share within the holding company structure due to the “bancassurance rule” regulation, which restricts the sales proportion of any specific insurer to within 25%, and there is a risk that the anticipated synergistic effects may fall short if financial authorities intensify regulatory oversight.

To enhance sales expertise, the Wholly-Owned Subsidiary operates Tongyang Life Financial Services Co., Ltd., a sales subsidiary, and is pursuing a strategy of separating manufacturing and sales functions. However, the proportion of recruitment performance through the general agency (GA) channel remains negligible at approximately 0.6% as of the end of 2025 and 0.5% as of the end of the first quarter of 2026, and the financial condition of the said subsidiary has severely deteriorated, having entered a state of capital impairment with total equity of negative KRW 4.8 billion as of the end of the first quarter of 2026. The continued losses and capital impairment of the subsidiary not only adversely affect the consolidated results of the Wholly-Owned Subsidiary, but may also act as downward pressure on the K-ICS ratio by increasing the burden of capital injection by the Wholly-Owned Subsidiary, such as additional capital increases for consideration to restore financial soundness in the future.

In terms of distribution by recruitment target, death insurance accounted for an absolute proportion of total recruitment, representing 66.0% (KRW 3,174.4 billion) as of the end of 2025 and 65.7% (KRW 813.2 billion) as of the end of the first quarter of 2026. Although the CSM contribution rate is high for death benefit insurance, which is a protection product, the profitability of the Wholly-Owned Subsidiary may deteriorate due to a decrease in the CSM if the policy retention rate declines or policy surrenders increase during an economic downturn. In particular, the expansion of the proportion of other channels (14.8%) as of the end of 2025 reflects the growth of non-face-to-face and digital channels; however, such channels may exhibit lower policy retention rates compared to face-to-face channels, and absent systematic post-sale management, there is a risk of eroding the long-term revenue base.

[Premium Income of the Wholly-Owned Subsidiary by Distribution Channel]	(Unit: KRW million)

Category	Distribution Channel	Q1 FY2026		FY2025		FY2024		FY2023
		Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Survival	Direct Sales Channel	24,841	2.0%	121,854	2.5%	195,204	4.1%	247,976	4.6%
	Soliciting Agent	2,440	0.2%	9,395	0.2%	12,280	0.3%	8,153	0.2%
	Agency	570	0.0%	2,525	0.1%	6,021	0.1%	4,373	0.1%
	Bancassurance	195,597	15.9%	352,126	7.3%	487,123	10.3%	503,946	9.3%
	Other	292	0.0%	1,022	0.0%	1,389	0.0%	1,845	0.0%
	Subtotal	223,740	18.1%	486,924	10.1%	702,016	14.8%	766,293	14.1%
Death	Direct Sales Channel	631,020	51.0%	2,393,902	49.7%	2,121,506	44.7%	1,934,415	35.7%
	Soliciting Agent	2,828	0.2%	12,525	0.3%	15,606	0.3%	13,036	0.2%
	Agency	5,774	0.5%	27,322	0.6%	45,028	1.0%	36,728	0.7%
	Bancassurance	1,338	0.1%	32,470	0.7%	30,906	0.7%	16,901	0.3%
	Other	172,255	13.9%	708,220	14.7%	609,854	12.8%	440,637	8.1%
	Subtotal	813,215	65.7%	3,174,438	66.0%	2,822,900	59.4%	2,441,717	45.0%
Survival and Death Combined	Direct Sales Channel	51,746	4.2%	242,865	5.0%	322,122	6.8%	440,008	8.1%
	Soliciting Agent	87	0.0%	671	0.0%	16	0.0%	866	0.0%
	Agency	2	0.0%	83	0.0%	209	0.0%	(772)	(0.0)%
	Bancassurance	—	0.0%	—	0.0%	223	0.0%	(6,562)	(0.1)%
	Other	843	0.1%	3,371	0.1%	3,878	0.1%	4,524	0.1%
	Subtotal	52,678	4.3%	246,990	5.1%	326,447	6.9%	438,064	8.1%
Group	Direct Sales Channel	53	0.0%	259	0.0%	416	0.0%	547	0.0%
	Soliciting Agent	1	0.0%	20	0.0%	44	0.0%	81	0.0%
	Agency	8	0.0%	35	0.0%	46	0.0%	66	0.0%
	Bancassurance	—	0.0%	—	0.0%	—	0.0%	—	0.0%
	Other	—	0.0%	—	0.0%	—	0.0%	—	0.0%
	Subtotal	62	0.0%	314	0.0%	506	0.0%	694	0.0%
Special	Direct Sales Channel	146,442	11.9%	903,491	18.8%	894,908	18.8%	1,773,423	32.7%
	Soliciting Agent	357	0.0%	131	0.0%	382	0.0%	492	0.0%
	Agency	2	0.0%	17	0.0%	70	0.0%	218	0.0%
	Bancassurance	—	0.0%	—	0.0%	—	0.0%	—	0.0%
	Other	546	0.0%	2,143	0.0%	2,322	0.1%	2,830	0.1%
	Subtotal	147,347	11.9%	905,782	18.8%	897,682	18.9%	1,776,963	32.8%
Total	Direct Sales Channel	854,102	69.1%	3,662,371	76.1%	3,534,156	74.4%	4,396,369	81.1%
	Soliciting Agent	5,713	0.4%	22,742	0.5%	28,328	0.6%	22,627	0.4%
	Agency	6,356	0.5%	29,982	0.6%	51,374	1.1%	40,614	0.8%
	Bancassurance	196,935	16.0%	384,596	8.0%	518,251	10.9%	514,285	9.5%
	Other	173,936	14.0%	714,756	14.8%	617,442	13.0%	449,835	8.3%
	Total	1,237,042	100.0%	4,814,448	100.0%	4,749,551	100.0%	5,423,730	100.0

Source: Quarterly Report of Wholly-Owned Subsidiary (Mar. 2026)

As insurance sales channels diversify and the proportion of external agencies and other channels is maintained, there remains an ongoing risk of improper policy replacement or mis-selling during the solicitation process. In particular, investors should note that the enhanced fee regulations (expanded application of the 1,200% rule) scheduled to take effect in July 2026 may constrain the business operations of the Wholly-Owned Subsidiary, and that consumer complaints and regulatory sanctions arising from inadequate channel management may result in damage to the Wholly-Owned Subsidiary’s external reputation and financial losses, including the imposition of substantial penalties.

The business structure of the Wholly-Owned Subsidiary is highly dependent on corporate solicitation and is concentrated on death insurance, which is the core source of revenue. The declining share of the bancassurance channel and the capital impairment of the sales subsidiary raise concerns regarding the channel competitiveness of the Wholly-Owned Subsidiary, and any failure to optimize channel efficiency in an increasingly stringent regulatory environment may materially and adversely affect medium- to long-term performance and financial soundness. Investors are advised to fully consider the risk of such imbalance in the composition of the channels and the risk of the burden of costs.

[Other Risks]

A. Risk of Fluctuation in the Share Value of Woori Financial Group Inc.

Please note that the volatility of the share price of Woori Financial Group Inc. may increase due to various factors, and in particular, the share value of Woori Financial Group Inc. may fluctuate due to the issuance of new shares for this Share Exchange. In addition, on the Share Exchange Date, one share of registered common stock of Tongyang Life Insurance Co., Ltd. shall be converted into 0.2521056 shares of registered common stock of Woori Financial Group Inc., and the share exchange ratio shall be fixed without further adjustment based on fluctuations in the share prices of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., thereby giving rise to the risk of fluctuations in the value of the shares of Woori Financial Group Inc. to be issued to the shareholders of Tongyang Life Insurance Co., Ltd. pursuant to the Share Exchange. Furthermore, please note that new shares allocated to treasury shares acquired through the exercise of appraisal rights must be disposed of in accordance with future disposal obligations, and this may also constitute a factor that can affect share value.

The volatility of the share price of Woori Financial Group Inc. may be amplified due to various factors. Factors that may affect the market conditions faced by Woori Financial Group Inc. and its subsidiaries include: ① general economic conditions, ② changes in policies and regulations, ③ volatility in operating performance, and ④ the business operations of the Financial Group and its competitors, among other factors.

On the Share Exchange Date, one registered common share of Tongyang Life Insurance Co., Ltd. shall be exchanged for 0.2521056 registered common shares of Woori Financial Group Inc. The share exchange ratio shall be fixed and shall not be subject to further adjustment based on fluctuations in the share prices of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., and accordingly, the shareholders of Tongyang Life Insurance Co., Ltd. are exposed to the risk of fluctuation in the value of the shares of Woori Financial Group Inc. to be acquired pursuant to the Share Exchange. Although the Share Exchange Agreement contains a provision permitting the parties to terminate or modify the agreement by mutual consent in the event of a material change in the assets or management status of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. caused by force majeure or similar events, the Stock Exchange Agreement does not specify fluctuations in the stock market price of the parties following execution of the agreement as grounds for termination of the agreement. Accordingly, the shareholders of Tongyang Life Insurance Co., Ltd. are exposed to the risk of fluctuations in the value of the shares of Woori Financial Group Inc. to be acquired pursuant to the Share Exchange.

In addition, Woori Financial Group Inc. intends to allot shares of Woori Financial Group Inc. in respect of treasury shares of Tongyang Life Insurance Co., Ltd. acquired through the exercise of appraisal rights by shareholders of Tongyang Life Insurance Co., Ltd. who oppose the Share Exchange. Such shares must be disposed of within three years from the date of acquisition (August 11, 2026, being the effective date of the Share Exchange) pursuant to Article 62-2(1) of the Financial Holding Companies Act.

As of the filing date of this securities registration statement, it is difficult to predict the scale of appraisal rights exercises, and should appraisal rights be exercised on an unexpectedly large scale, it may have a negative impact on the share price of Woori Financial Group Inc. due to a potential overhang issue.

B. Risk Related to Suspension of Trading in Existing Shares of Tongyang Life Insurance Co., Ltd.

The notice and public announcement regarding the invalidation of share certificates for the common shares of Tongyang Life Insurance Co., Ltd., which will become the Wholly-Owned Subsidiary, is scheduled for August 4, 2026. As a result, trading in the common shares of Tongyang Life Insurance Co., Ltd. is expected to be suspended from August 7, 2026 through August 28, 2026, the business day immediately prior to the date on which the exchange shares (common shares of Woori Financial Group Inc.) become available for exchange trading. Shareholders of Tongyang Life Insurance Co., Ltd. should take note of this matter.

Trading in the common shares of Tongyang Life Insurance Co., Ltd., which will become the Wholly-Owned Subsidiary, is expected to be suspended from August 7, 2026 until August 28, 2026, being the business day immediately preceding the date on which the exchange shares (common shares of Woori Financial Group Inc.) become eligible for trading on the Korea Exchange. Shareholders of Tongyang Life Insurance Co., Ltd. are advised to take note of this matter.

[Date of Submission of Old Share Certificates and Expected Date of Commencement of Trading of New Share Certificates]

Contents	Date
Announcement of Share Certificate Invalidation and Submission of Old Share Certificates, and Scheduled Date of Notice	August 4, 2026
Tongyang Life Insurance Co., Ltd. Trading Suspension Period	August 7, 2026 through August 28, 2026
Expected Date for Exchange Trading of New Shares Issued in Exchange	August 31, 2026
Tongyang Life Insurance Co., Ltd. Delisted Date	August 31, 2026

Note) The above schedule is subject to change in the course of consultations with relevant authorities and the progress of business operations.

C. Potential Changes in Laws, Regulations, and the Regulatory Environment

Woori Financial Group Inc. and its subsidiaries operate under a constantly changing legal and regulatory environment and may be subject to fines, penalties, and other regulatory sanctions for violations of such regulations.

Woori Financial Group Inc. and its subsidiaries, which provide comprehensive financial services, are subject to numerous regulations designed to maintain the stability of the Korean financial system and limit risk exposure. Such regulations may restrict transactions of Woori Financial Group Inc. and its subsidiaries, and in the event of regulatory changes, Woori Financial Group Inc. and its subsidiaries may incur additional costs. The supervisory authority periodically reviews the regulations governing the operations of Woori Financial Group. Woori Financial Group Inc. and its subsidiaries anticipate that the regulatory environment will continue to evolve.

If the general regulations applicable to the financial industry sector to which Woori Financial Group belongs are amended, or if the application or interpretation of such regulations changes, Woori Financial Group Inc. and its subsidiaries may be exposed to unforeseen regulatory risks, which could adversely affect their operating results and financial condition. Furthermore, in the event of regulatory violations, Woori Financial Group Inc. and its subsidiaries may incur liability in various forms. Woori Financial Group Inc. and its subsidiaries cannot guarantee that such circumstances will not arise, and should such changes or violations occur, they may adversely affect Woori Financial Group Inc.’s reputation, financial performance, and other matters.

D. Trend toward Strengthened Oversight and Supervisory Standards of the Exchange

Recently, regulatory oversight and supervision standards for listed companies such as Woori Financial Group Inc. have been strengthening, and there is a risk that, should Woori Financial Group Inc. violate listing rules or other applicable regulations in the future, the Korea Exchange may impose sanctions, including suspension of trading, designation as an administrative issue, substantive delisting review, or delisting.

Woori Financial Group Inc. is a stock listed company on the securities market. Given that the Korea Exchange and financial supervisory authorities have been strengthening their oversight and supervisory standards for listed equity issuers, Woori Financial Group Inc. may be subject to sanctions, including suspension of trading in its shares, designation as an administrative issue, substantive delisting review, or delisting in the event of any violation of applicable regulations. If supervisory authorities impose sanctions on Woori Financial Group Inc. in the future that are not currently anticipated, investors may incur losses as a result of a decline in the share price and constraints on liquidity (marketability). Investors are therefore advised to carefully review the relevant regulations before making an investment decision.

Please pay particular attention to Article 47 (Designation as Administration Issue), Article 48 (Delisting), and Article 49 (Substantive Review of Listing Eligibility) of the KOSPI Market Listing Regulations. For detailed financial regulations, please refer to the National Law Information Center (http://law.go.kr), the Financial Supervisory Service Financial Laws and Regulations Service (http://law.fss.or.kr), and the KRX Legal Information Service (http://law.krx.co.kr).

E. Possibility of Corrections during the Disclosure Review Process

This Registration Statement, the (Preliminary) Prospectus, and other attached (appended) documents may be amended in part during the disclosure review process, and any material changes closely related to investment decisions may cause delays to the schedule. Furthermore, the schedule may be subject to change during the course of proceedings with the relevant authorities, and investors are therefore requested to monitor the progress on an ongoing basis.

Pursuant to Article 120(3) of the Financial Investment Services and Capital Markets Act, the effectiveness of the Registration Statement filed in connection with this comprehensive share exchange does not constitute a confirmation that the statements contained therein are true or accurate, nor does it imply that the government has guaranteed or approved the value of these securities. Accordingly, any investment in these securities is made solely at the investor’s own risk and responsibility.

The business reports (including quarterly and semi-annual reports), audit reports, and other regular disclosure matters and occasional disclosure matters of Woori Financial Group Inc. are electronically disclosed on the Financial Supervisory Service’s Electronic Disclosure System (http://dart.fss.or.kr), and we kindly ask that you refer to them when making your investment decisions.

This Registration Statement and (Preliminary) Prospectus, together with other attached (appended) documents, may be subject to partial amendments during the public disclosure review process, and any changes to material information closely related to investment decisions may result in delays to the anticipated schedule. In addition, as the schedule may be subject to change during the course of proceedings with relevant authorities, investors are advised to take this into account and monitor the progress on an ongoing basis when making investment decisions.

F. Investment Decisions and the Results Thereof Shall Be Attributed to the Investor

Please note that you should not make an investment decision based solely on the information set forth in this Registration Statement, including the investment risk factors described above, and that any investment decision must be made based on your own independent judgment. In addition, the effectiveness of the Registration Statement does not constitute a confirmation by the government that the statements contained therein are true or accurate, nor does it signify that the government has guaranteed or approved the value of these securities.

The effectiveness of the Registration Statement disclosed in connection with the Share Exchange does not constitute an acknowledgment by the government that the statements contained in the Registration Statement are true or accurate, nor does it constitute a guarantee or approval of the value of these securities, and the statements contained in the Registration Statement are subject to change.

Before making an investment decision, investors should carefully and thoroughly review the entire contents of this Registration Statement or Prospectus and make their final investment decision in consideration thereof. However, it cannot be ruled out that matters not described in the foregoing risk factors because Woori Financial Group Inc. is currently unaware of them or considers them immaterial may nevertheless have a material adverse effect on the operations of Woori Financial Group Inc. Accordingly, investors should not make investment decisions solely in reliance on the information contained in this Registration Statement, including the risk factors described above, and should make their own independent investment decisions. All risks arising from the Investor’s investment decisions shall be borne entirely by the Investor.

This Registration Statement and Prospectus contain forward-looking information. However, it should be noted that actual results may differ materially from forward-looking information depending upon the influence of various factors and circumstances.

G. Taxation of Share Exchanges

The Share Exchange constitutes an over-the-counter transaction (including shareholders exercising share purchase rights) and is therefore subject to corporate income tax or individual income tax on capital gains and securities transaction tax (0.35%). Whether the tax deferral under Article 38 of the Act on Restriction on Special Cases Concerning Taxation applies to the Share Exchange and whether the securities transaction tax exemption under Article 117 of the Act on Restriction on Special Cases Concerning Taxation is granted shall be determined based on whether the requirements set forth in the Act on Restriction on Special Cases Concerning Taxation and the Enforcement Decree thereof are satisfied. In the case of this Share Exchange, the acquisition value of the Wholly-Owned Subsidiary’s shares acquired by the Wholly-Owning Parent Company within two years prior to the date of the comprehensive share exchange is deemed to constitute a cash payment, and accordingly, it is determined that the requirements for tax deferral and exemption from securities transaction tax are not satisfied, as the value of the Wholly-Owning Parent Company’s shares falls short of 80% of the total exchange consideration. Therefore, the tax treatment of shareholders participating in the Share Exchange shall be subject to the general provisions of the Income Tax Act, the Corporate Tax Act, and the Securities Transaction Tax Act with respect to share transfers.

The Share Exchange and the exercise of dissenting shareholders’ appraisal rights constitute an over-the-counter transaction, and any capital gain realized by such shareholders (calculated as the transfer price less the acquisition cost and transfer expenses) shall be subject to income tax or corporate tax, as applicable. Capital gains tax liability and the method of compliance may vary depending on individual circumstances, including the percentage and value of shares held by the shareholder, whether the shareholder is a corporation or an individual, and the shareholder’s nationality.

With respect to corporate tax or income tax that may be levied on the capital gains (calculated as the transfer price less the acquisition cost and transfer expenses) of shareholders of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., investors should note the following matters. Where a shareholder is a domestic corporation, any capital gain arising from the transfer will be included in taxable income for the relevant fiscal year and will be subject to corporate income tax. Where a shareholder is an individual resident who is not a major shareholder under the Income Tax Act, no capital gains tax will be imposed on the transfer gain. However, a major shareholder is required to pay capital gains tax on such transfer gain at a rate ranging from 22.0% to 27.5% (inclusive of local income tax). However, if an individual resident major shareholder holds the shares for less than one year, a capital gains tax rate of 33% (including local income tax) shall apply. In general, if a shareholder is a foreign corporation or a non-resident, the shareholder shall pay corporate tax or income tax equivalent to the lesser of (i) 11% of the transfer value (including local income tax) or (ii) 22% of the capital gains (including local income tax). However, the specific tax treatment may vary depending on individual circumstances, including whether the foreign corporation or non-resident maintains a permanent establishment in Korea, whether a tax treaty exists between the Republic of Korea and the country of residence of such foreign corporation or non-resident, and the contents thereof.

The reporting and payment of securities transaction tax arising from a comprehensive share exchange shall follow the general reporting and payment procedures prescribed under the Securities Transaction Tax Act and its subordinate statutes. An application for tax exemption under Article 117 of the Act on Restriction on Special Cases Concerning Taxation may only be granted where all requirements set forth in each subparagraph of Article 38(1) of the same Act are satisfied; however, as the Share Exchange does not satisfy such requirements, securities transaction tax shall be imposed on the Share Exchange. In addition, the transfer resulting from the exercise of appraisal rights may be separately subject to securities transaction tax.

[Article 38 of the Act on Restriction on Special Cases Concerning Taxation (Special Taxation Treatment for Comprehensive Share Exchange or Transfer)]

① Where a domestic corporation becomes a wholly-owned subsidiary of a counterparty corporation through a comprehensive share exchange under Article 360-2 of the Commercial Act or a comprehensive share transfer under Article 360-15 of the same Act (hereinafter referred to as “comprehensive share exchange, etc.” in this Article), having satisfied all of the following requirements, taxation of capital gains tax, financial investment income tax, or corporate tax on the amount equivalent to the share transfer gains of the shareholders of the wholly-owned subsidiary arising from such comprehensive share exchange, etc. may be deferred, as prescribed by Presidential Decree, until such shareholders dispose of the shares of the wholly-owning parent company or the wholly-owning parent company of such wholly-owning parent company. <Amended on Dec. 27, 2010, Jan. 1, 2014, Dec. 20, 2016, and Dec. 28, 2021>

1. The comprehensive share exchange, etc. or transfer shall be between domestic corporations that have been continuously engaged in business for one year or more as of the date of the comprehensive share exchange or transfer; provided, however, that a wholly-owning parent company newly incorporated through a comprehensive share transfer shall be excluded;

2. Where the shareholders of a wholly-owned subsidiary have received exchange or transfer consideration from a wholly-owning parent company, and (i) the value of the wholly-owning parent company’s shares constitutes at least 80 percent of the total amount of such exchange or transfer consideration, or the value of the shares of the wholly-owning parent company’s wholly-owning parent company constitutes at least 80 percent thereof, (ii) such shares are allocated in accordance with the Presidential Decree, and (iii) the wholly-owning parent company and the shareholders of the wholly-owned subsidiary as prescribed by Presidential Decree hold the shares acquired through such comprehensive share exchange, etc. until the end of the business year in which the exchange or transfer date falls;

3. The wholly-owned subsidiary shall continue its business operations until the end of the fiscal year in which the date of exchange or transfer occurs.

② Where the shareholders of a wholly-owned subsidiary are granted a tax deferral pursuant to paragraph (1), the wholly-owning parent company shall acquire shares of the wholly-owned subsidiary at the market price under Article 52 (2) of the Corporate Tax Act, and if any of the following events occurs within the period prescribed by Presidential Decree within three years from the date of acquisition, the wholly-owning parent company shall notify the shareholders of the wholly-owned subsidiary of the occurrence of such event within one month from the date of occurrence, and the shareholders of the wholly-owned subsidiary shall pay the transfer income tax, financial investment income tax, or corporate tax for which a tax deferral was granted pursuant to paragraph (1), as prescribed by Presidential Decree: <Amended on Dec. 27, 2010, Dec. 19, 2017, and Dec. 28, 2021>

1. Where a wholly-owned subsidiary ceases its business;

2. Where a shareholder of a wholly-owning parent company or a wholly-owned subsidiary company as prescribed by Presidential Decree disposes of shares acquired through a comprehensive share exchange, etc.

(omitted)

[Article 35-2 of the Enforcement Decree of the Act on Restriction on Special Cases Concerning Taxation (Special Taxation on Comprehensive Share Exchange or Transfer)]

(omitted)

3. Where the wholly-owning parent company has acquired shares of the wholly-owned subsidiary within two years prior to the date of a comprehensive share exchange or share transfer, when determining whether the value of shares constitutes at least 80 percent of the total consideration for the exchange or transfer pursuant to Article 38(1)(ii) of the Act, the amounts set forth in the following subparagraphs shall be deemed to have been delivered in cash and shall be added to the total consideration for the exchange or transfer:

1. Where the wholly-owning parent company is not the controlling shareholder of the wholly-owned subsidiary as of the date of the comprehensive share exchange or transfer pursuant to Article 43(7) of the Enforcement Decree of the Corporate Tax Act: Where shares of the wholly-owned subsidiary acquired by the wholly-owning parent company within two years prior to the date of comprehensive share exchange or transfer constitute 20 percent or more of the total number of issued shares of the wholly-owned subsidiary, the acquisition cost of such excess shares;

2. Where the wholly-owning parent company is the controlling shareholder of the wholly-owned subsidiary under Article 43(7) of the Enforcement Decree of the Corporate Tax Act as of the date of the comprehensive share exchange or transfer: The acquisition value of shares acquired within two years prior to the date of comprehensive exchange or transfer of shares. (omitted) ⑪ The term “period prescribed by Presidential Decree” in the parts other than each subparagraph of Article 38(2) of the Act means two years from the commencement date of the fiscal year following the fiscal year to which the date of comprehensive exchange or transfer of shares belongs. <Amended February 2, 2012>

(omitted)

The aforementioned provision stipulates tax deferral where the eligibility requirements are satisfied. The following sets forth whether the exchange of shares satisfies the requirements for a qualified comprehensive share exchange under Article 38(1) of the Act on Restriction on Special Cases Concerning Taxation.

[Requirements for Qualifying Comprehensive Exchange]

Eligibility	Whether Satisfied
1. It must be a comprehensive share exchange between domestic corporations that have been continuously operating their business for at least one year as of the date of the comprehensive share exchange	Expected to be satisfied
2. Where the shareholders of a wholly-owned subsidiary receive exchange or transfer consideration from the wholly-owning parent company, the value of the shares of the wholly-owning parent company shall constitute at least 80% of the total amount of such exchange consideration	Not satisfied
3. The controlling shareholder of the wholly-owned subsidiary shall receive not less than “the aggregate amount of the shares of the wholly-owning parent company delivered as consideration for the share exchange × such shareholder’s ownership ratio in the wholly-owned subsidiary.”	No need for determination
4. The controlling shareholders of the wholly-owning parent company and the wholly-owned subsidiary shall hold the shares acquired as a result of the comprehensive share exchange through the end of the business year that includes the share exchange date.	No need for determination
5. The wholly-owned subsidiary shall continue its business operations until the end of the fiscal year in which the exchange date falls	No need for determination

As described above, since the Share Exchange does not satisfy the requirements of Articles 38 and 117 of the Act on Restriction on Special Cases Concerning Taxation, tax deferral shall not apply to corporate shareholders and individual shareholders who are major shareholders participating in the Share Exchange, and securities transaction tax shall not be exempted.

H. Risks Relating to Restrictions on Voting Rights of Cross-Held Shares and Share Price Volatility of Woori Financial Group Inc. Resulting from the Disposal of Cross-Held Shares

Please note that the shares (new shares) of Woori Financial Group Inc. to be delivered to Tongyang Life Insurance Co., Ltd., a subsidiary, in connection with treasury shares acquired through the exercise of appraisal rights by shareholders of Tongyang Life Insurance Co., Ltd. who dissent from this Share Exchange, shall constitute cross-shareholdings under Article 369(3) of the Commercial Act and shall not carry voting rights.

With respect to shares of Woori Financial Group Inc. allocated to treasury shares acquired by Tongyang Life Insurance Co., Ltd. as a result of the exercise of appraisal rights by shareholders of Tongyang Life Insurance Co., Ltd. who dissent from this share exchange, Tongyang Life Insurance Co., Ltd. shall dispose of such shares within three years from the date of acquisition (August 11, 2026, being the Share Exchange Date) in accordance with Article 62-2, Paragraph 1 of the Financial Holding Companies Act. Investors should be aware that if share repurchase rights are unexpectedly exercised on a large scale, there is a possibility that Tongyang Life Insurance Co., Ltd. may sell a substantial volume of shares of Woori Financial Group Inc. in accordance with the disposition obligation under the Financial Holding Companies Act, which may have a negative impact on the share price of Woori Financial Group Inc.

Article 369(3) of the Commercial Act provides that “Where a company, its parent company and its subsidiary company together, or its subsidiary company alone holds more than one tenth of the total number of issued shares of another company, such another company shall have no voting rights for shares it holds of the company or the parent company.”

As Woori Financial Group Inc. will allocate shares of Woori Financial Group Inc. (new shares) for treasury shares held by Tongyang Life Insurance Co., Ltd. (treasury shares acquired by exercising the share repurchase right of the shareholders of Tongyang Life Insurance Co., Ltd. who oppose the Share Exchange), investors are advised to note that since Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. are in a parent company and subsidiary company relationship under the Commercial Act, the shares of Woori Financial Group Inc., the parent company, to be allocated to Tongyang Life Insurance Co., Ltd., the subsidiary company, as above, are mutual shares under Article 369(3) of the Commercial Act and have no voting rights. In accordance with Article 62-2(1) of the Financial Holding Companies Act, Tongyang Life Insurance Co., Ltd. shall dispose of the shares of Woori Financial Group Inc. acquired as aforesaid within three years from the acquisition date (in the case of shares of Woori Financial Group Inc. allocated to treasury shares acquired by exercising the share repurchase right).

Furthermore, in the event that appraisal rights are unexpectedly exercised on a large scale, there exists a possibility that Tongyang Life Insurance Co., Ltd. may sell a substantial volume of shares in Woori Financial Group Inc. pursuant to the disposal obligations under the Financial Holding Companies Act, which may adversely affect the share price of Woori Financial Group Inc.; investors are advised to take note of this risk.

I. Risks Associated with Small-Scale Share Exchanges

The new shares issued by Woori Financial Group Inc. to the shareholders of Tongyang Life Insurance Co., Ltd. for the share exchange amount to 1.195% of the total number of issued shares of Woori Financial Group Inc., which satisfies the small-scale share exchange requirements under Article 360-10 of the Commercial Act. Under the special provisions applicable to a small-scale share exchange, the shareholders’ meeting required to approve the share exchange may be replaced by a resolution of the board of directors. Consequently, shareholders of Woori Financial Group Inc. are not entitled to exercise appraisal rights.

The shares to be newly issued by Woori Financial Group Inc. to the shareholders of Tongyang Life Insurance Co., Ltd. in connection with the share exchange total 8,696,875 shares, representing 1.195% of the total issued shares of Woori Financial Group Inc., thereby satisfying the requirements for a small-scale share exchange pursuant to Article 360-10 of the Commercial Act. However, if objections expressed by shareholders of Woori Financial Group Inc. during the period for receiving notices of dissent to the small-scale share exchange (May 6, 2026 through May 13, 2026) exceed 20% of the total number of issued shares, this Share Exchange may not proceed under the small-scale share exchange procedure. As of the filing date of this Registration Statement (May 14, 2026), the period for receiving notices of dissent to the small-scale share exchange (May 6, 2026 through May 13, 2026) has concluded, and the aggregate number of shares held by dissenting shareholders totals 4,396,004 shares, representing 0.6% of Woori Financial Group’s total issued shares of 734,076,320, which does not exceed 20%; accordingly, the Share Exchange will proceed as a small-scale share exchange as scheduled. If the small-scale share exchange procedure is utilized, the shareholders’ meeting for approval of the Share Exchange may be substituted by a board resolution, and accordingly, shareholders of Woori Financial Group Inc. shall not be granted appraisal rights.

ø Article 360-10 of the Commercial Act (Small-Scale Share Exchange)

(1) Where the total number of new shares issued and treasury shares transferred for a share swap by a company becoming a wholly owning parent company does not exceed ten percent of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders under the provision of Article 360-3 (1) of the relevant company may be substituted by the approval of the board of directors; provided, however, that the foregoing shall not apply where the money or other assets to be provided to the shareholders of the company becoming a wholly owned subsidiary has been determined and the value thereof exceeds five percent of the value of the current net assets of the company becoming a wholly owning parent company on its final balance sheet provided for in Article 360-4 (1) 3.

J. Risks Related to Delisting of Tongyang Life Insurance Co., Ltd.

As of the filing date of the Registration Statement, Woori Financial Group Inc. is a corporation listed on the Korea Exchange securities market and intends to maintain its status as a listed corporation on the securities market following the comprehensive share exchange. Tongyang Life Insurance Co., Ltd., which will become a wholly-owned subsidiary upon completion of the comprehensive share exchange, is scheduled to be delisted from the securities market on August 31, 2026, in accordance with the Korea Exchange securities market listing regulations. However, the scheduled delisting date is an estimated schedule as of the time of this disclosure and may be subject to change through consultation with relevant authorities. In addition, prior to the delisting of Tongyang Life Insurance Co., Ltd., common shares of Woori Financial Group Inc. will be delivered through a comprehensive share exchange, or, in the event of opposition to the comprehensive share exchange, cash (at the share repurchase price) will be paid through the exercise of share repurchase rights. As such, investors will be provided with an opportunity to recover their invested funds prior to delisting, and investors are advised to take note of this.

As of the filing date of the Registration Statement, Woori Financial Group Inc. is a corporation listed on the Korea Exchange securities market and intends to maintain its status as a listed corporation on the securities market following the comprehensive share exchange. In the case of Tongyang Life Insurance Co., Ltd., which will become a wholly-owned subsidiary following the comprehensive share exchange, it is scheduled to be delisted from the securities market on August 31, 2026, in accordance with the KOSPI Market Listing Regulations. However, the scheduled delisting date is an estimated schedule as of the date of this disclosure and is subject to change through consultation with the relevant authorities.

In addition, prior to the delisting of Tongyang Life Insurance Co., Ltd., common shares of Woori Financial Group Inc. will be delivered through a comprehensive share exchange, or, in the event of opposition to the comprehensive share exchange, cash (share purchase price) will be paid through the exercise of appraisal rights. Accordingly, investors are afforded an opportunity to recover their invested capital prior to delisting, and investors are advised to take note of this matter.

K. Risks Related to the Treatment of Fractional Shares

As of the Share Exchange Date (scheduled for August 11, 2026), the shares of Tongyang Life Insurance Co., Ltd. held by shareholders (excluding Woori Financial Group Inc.) who are listed on the shareholder registry of Tongyang Life Insurance Co., Ltd., which is scheduled to become a wholly-owned subsidiary (including Tongyang Life Insurance Co., Ltd. itself in the case of treasury shares acquired by Tongyang Life Insurance Co., Ltd. as a result of dissenting shareholders of Tongyang Life Insurance Co., Ltd. exercising their appraisal rights in opposition to this share exchange; “Eligible Share Exchange Shareholders”), shall be transferred to Woori Financial Group Inc. on the share exchange date, and in exchange therefor, Woori Financial Group Inc. shall allocate 8,696,875 newly issued common shares to the Eligible Share Exchange Shareholders at an exchange ratio of 0.2521056 common shares of Woori Financial Group Inc. per one common share of Tongyang Life Insurance Co., Ltd.

In the event that fractional shares of less than one share arise when Woori Financial Group Inc. allocates its shares to the Eligible Share Exchange Shareholders in accordance with the exchange ratio, Woori Financial Group Inc. shall pay in cash, within one month from the Share Exchange Date, an amount calculated based on the closing price (meaning the closing price traded on the Korea Exchange securities market) of the new shares issued pursuant to this Share Exchange to the Eligible Share Exchange Shareholders to whom such fractional shares are attributed. Accordingly, investors are advised that the amount to be received in respect of the treatment of fractional shares in this Transaction may be affected by the closing price on the date of listing of the shares.

On the Share Exchange Date (scheduled for August 11, 2026), all shares of Tongyang Life Insurance Co., Ltd. owned by shareholders recorded in the shareholder register of Tongyang Life Insurance Co., Ltd., which is expected to become a wholly-owned subsidiary, other than Woori Financial Group Inc. (including Tongyang Life Insurance Co., Ltd. itself with respect to treasury shares acquired by Tongyang Life Insurance Co., Ltd. as a result of the exercise of appraisal rights by shareholders opposing the Share Exchange; the “Eligible Share Exchange Shareholders”), will be transferred to Woori Financial Group Inc. In consideration for such exchange, Woori Financial Group Inc. intends to allot 8,696,875 newly issued common shares to the Eligible Share Exchange Shareholders at an exchange ratio of 0.2521056 common shares of Woori Financial Group Inc. for each common share of Tongyang Life Insurance Co., Ltd.

In the event that the allocation of shares of Woori Financial Group Inc. to the Eligible Share Exchange Shareholders in accordance with the exchange ratio results in fractional shares of less than one share, Woori Financial Group Inc. shall pay in cash, within one month from the Share Exchange Date, to the Eligible Share Exchange Shareholders to whom such fractional shares would be attributed, an amount calculated based on the closing price (meaning the closing price traded on the Korea Exchange securities market) as of the listing date of the share certificates for the new shares issued pursuant to this Share Exchange. Accordingly, investors should note that the amount payable to them in respect of fractional shares arising from the treatment of fractional shares in connection with this transaction may be affected by the closing price of the shares on the listing date.

[Share Exchange Agreement]

Article 3 (Allocation and Issuance of New Shares)

(1) Woori Financial Group Inc. agrees to allot and deliver to the Eligible Share Exchange Shareholders who are listed in the shareholder register of Tongyang Life Insurance Co., Ltd., excluding Woori Financial Group Inc., as of the date of this Share Exchange, newly issued common shares of Woori Financial Group Inc. (the “Exchange Shares”) at the exchange ratio calculated in Article 2 per one common share of Tongyang Life Insurance Co., Ltd. held by such shareholders.

(2) The total number of common shares to be newly issued by Woori Financial Group Inc. to the Eligible Share Exchange Shareholders in accordance with the exchange ratio set forth in Article 2 shall be 8,696,875 shares.

(3) In the event that the issuance of Exchange Shares to the Eligible Share Exchange Shareholders in accordance with the exchange ratio determined under Article 2 results in fractional shares of less than one share, Woori Financial Group Inc. shall pay in cash, within one month from the Share Exchange Date, an amount calculated based on the closing price of the Exchange Shares on the listing date to the Eligible Share Exchange Shareholders entitled to such fractional shares.

(4) There shall be no other consideration to be paid by Woori Financial Group Inc. to the Eligible Share Exchange Shareholders in connection with this Share Exchange, except for the cash paid to such shareholders for the disposition of fractional shares pursuant to paragraph (3).

Woori Financial Group Inc. shall not issue new shares pursuant to this Share Exchange with respect to the shares of Tongyang Life Insurance Co., Ltd. owned by Woori Financial Group Inc. as of the Share Exchange Date. For the avoidance of doubt, no new shares shall be issued in connection with the Share Exchange with respect to any treasury shares held by Tongyang Life Insurance Co., Ltd. as of the date of this Agreement that are cancelled prior to the Share Exchange Date. However, new shares shall be issued pursuant to the Share Exchange with respect to any treasury shares acquired by Tongyang Life Insurance Co., Ltd. through the exercise of appraisal rights by shareholders dissenting from the Share Exchange and held by Tongyang Life Insurance Co., Ltd. as of the Share Exchange Date.

(5) The total number of new exchange shares of Woori Financial Group Inc. pursuant to paragraph (2) of this Article, and the capital stock and capital reserves of Woori Financial Group Inc. to be increased pursuant to Article 4, may vary (i) if Woori Financial Group Inc. acquires common shares issued by Tongyang Life Insurance Co., Ltd. through purchase or other means prior to the Share Exchange Date, or (ii) due to cash payment for fractional shares pursuant to paragraph (3) of this Article.

VII. Appraisal Rights

1. Requirements for the Exercise of Appraisal Rights

A. Wholly-Owning Parent (Woori Financial Group Inc.)

In the case of Woori Financial Group Inc., the Share Exchange will be effected pursuant to the small-scale share exchange procedures under Article 360-10 of the Commercial Act. Accordingly, appraisal rights will not be granted to shareholders who oppose the Share Exchange. Accordingly, the remainder of this section describes only matters relating to the appraisal rights of shareholders of Tongyang Life Insurance Co., Ltd.

B. Wholly-Owned Subsidiary (Tongyang Life Insurance Co., Ltd.)

Pursuant to Article 360-5 of the Commercial Act, Article 165-5 of the Financial Investment Services and Capital Markets Act, and Article 62-2 of the Financial Holding Companies Act, among the shareholders recorded in the shareholder register of Tongyang Life Insurance Co., Ltd. as of the record date for determining shareholders (May 6, 2026), any shareholder who opposes the resolution of the board of directors of Tongyang Life Insurance Co., Ltd. dated April 24, 2026 approving the execution of the Share Exchange Agreement may exercise appraisal rights only if such shareholder has notified Tongyang Life Insurance Co., Ltd. in writing of his or her opposition to the foregoing board resolution prior to the date of the shareholders’ meeting resolution (July 24, 2026). In such case, the shareholder may, within ten days from the date of the shareholders’ meeting resolution, request Tongyang Life Insurance Co., Ltd. in writing to purchase all or part of the shares owned by such shareholder, specifying the class and number of shares.

However, pursuant to Article 165-5(1) of the Financial Investment Services and Capital Markets Act and Article 176-7(2) of the Enforcement Decree thereof, appraisal rights will be granted only with respect to shares that (i) can be shown to have been acquired prior to the public disclosure of Tongyang Life Insurance Co., Ltd.’s board resolution approving the execution of the Share Exchange Agreement, or (ii) can be shown to have been the subject of (a) the execution of a purchase agreement, (b) the termination of a purchase agreement, or (c) any other legal act relating to such shares, no later than the business day immediately following the date on which such board resolution was publicly disclosed (April 27, 2026, following the disclosure date of April 24, 2026). In addition, appraisal rights are granted only with respect to shares that have been continuously held from the above record date for determining shareholders (May 6, 2026) through the date on which appraisal rights are exercised. Any shares that are sold and subsequently reacquired during such period shall not be eligible for appraisal rights. Furthermore, once appraisal rights have been exercised, such exercise may not be withdrawn or revoked.

As Tongyang Life Insurance Co., Ltd. is a company listed on the securities market, it is required to purchase shares subject to appraisal rights exercised by opposing shareholders within one month from the expiration of the appraisal rights exercise period. Accordingly, Tongyang Life Insurance Co., Ltd. intends to pay the purchase price for shares tendered pursuant to the exercise of appraisal rights in connection with the Share Exchange on August 7, 2026 (expected date).

2. Expected Share Purchase Price

A. Common Shares of Woori Financial Group Inc.

As the process will be conducted in accordance with the simplified share exchange procedure pursuant to Article 360-10 of the Commercial Act, shareholders of Woori Financial Group Inc. shall not be granted appraisal rights.

B. Common Shares of Tongyang Life Insurance Co., Ltd.

Price Proposed by Company for Negotiation	Tongyang Life Insurance Co., Ltd.
KRW 9,356
Calculation Basis	An amount equal to 110% of the value calculated by the method of calculating the purchase price pursuant to Article 62-2(3)(i) of the Financial Holding Companies Act, Article 33-2(1) of the Enforcement Decree of the same Act, Article 165-5 of the Financial Investment Services and Capital Markets Act, and Article 176-7(3)(i) of the Enforcement Decree of the same Act
Methods of Handling in Cases of Failure to Reach an Agreement

(1) Pursuant to Article 62-2(4) of the Financial Holding Companies Act, if the company or a shareholder holding 30% or more of the shares for which appraisal rights have been exercised objects to the price proposed by the company for negotiation purposes, such company or shareholder may apply to the Financial Services Commission for an adjustment of the purchase price no later than ten (10) days prior to the deadline for payment of the appraisal consideration.

(2) Pursuant to Articles 360-5(3), 374-2(4), and 374-2(5) of the Commercial Act and Article 165-5(3) of the Financial Investment Services and Capital Markets Act, where either the company or the shareholder requesting purchase objects to the purchase price proposed by the company for negotiation, such party may petition the court for a determination of the purchase price. However, investors should note that, with respect to whether an application may be made to the court for a determination of the purchase price, there remains a possibility that a court could reach a different conclusion regarding the interpretation of Article 62-2(3) of the Financial Holding Companies Act.

Note) In the event that shareholders who object to the above anticipated purchase price apply to the Financial Services Commission for an adjustment or petition the court for a determination of the purchase price, such application for adjustment or petition for determination shall not affect the progress of the Share Exchange procedure itself, and the amount adjusted or determined pursuant to such application for adjustment or petition for determination shall be effective only with respect to the shareholder who filed such application or petition.

(1)	Tongyang Life Insurance Co., Ltd.

[Method of Calculating the Expected Share Purchase Price]

(Commencement Date: April 23, 2026)

Category	Amount (KRW)	Calculation Period
① Volume-weighted arithmetic average share price for the most recent two-month period	8,176	Feb. 24, 2026 - Apr. 23, 2026
② Trading volume weighted arithmetic average share price for the most recent one-month period	8,685	Mar. 24, 2026 - Apr. 23, 2026
③ Volume-weighted arithmetic average price for the most recent one-week period	8,656	Apr. 16, 2026 - Apr. 23, 2026
Reference Purchase Price [(①+②+③)/3]	8,505	-

The closing prices and trading volume for the two-month period calculated retroactively from the base date of April 23, 2026, for purposes of determining the aforementioned reference price, are as follows:

Date	Closing Price (KRW)	Trading Volume (Share)	Closing Price x Trading Volume (KRW)
Mar. 26, 2026	8,670	245,764	2,130,773,880
Mar. 27, 2026	9,000	448,449	4,036,041,000
Mar. 30, 2026	8,770	311,278	2,729,908,060
Mar. 31, 2026	8,650	311,134	2,691,309,100
Apr. 1, 2026	8,710	410,547	3,575,864,370
Apr. 2, 2026	8,260	370,833	3,063,080,580
Apr. 3, 2026	8,460	231,686	1,960,063,560
Apr. 6, 2026	8,620	306,902	2,645,495,240
Apr. 7, 2026	8,250	204,958	1,690,903,500
Apr. 8, 2026	8,680	284,195	2,466,812,600
Apr. 9, 2026	8,630	171,304	1,478,353,520
Apr. 10, 2026	8,860	188,160	1,667,097,600
Apr. 13, 2026	8,750	179,165	1,567,693,750
Apr. 14, 2026	8,820	218,748	1,929,357,360
Apr. 15, 2026	8,690	360,587	3,133,501,030
Apr. 16, 2026	8,620	368,275	3,174,530,500
Apr. 17, 2026	8,470	324,748	2,750,615,560
Apr. 20, 2026	8,450	298,152	2,519,384,400
Apr. 21, 2026	8,500	99,603	846,625,500
Apr. 22, 2026	8,840	480,414	4,246,859,760
Apr. 23, 2026	8,820	294,795	2,600,091,900
A. Volume-Weighted Average Closing Price for the Most Recent Two-Month Period			8,176
B. Volume-Weighted Average Closing Price for the Most Recent One-Month Period			8,685
C. Volume-Weighted Average Closing Price for the Most Recent One-Week Period			8,656
D. Arithmetic Average Price ([A+B+C]÷3)			8,505

C. Basis for Determining the Appraisal Rights Exercise Price

In determining the proposed purchase price for appraisal rights to be offered to the minority shareholders opposing the Share Exchange, Tongyang Life Insurance Co., Ltd. comprehensively considered the price calculated in accordance with the calculation method prescribed under the Financial Investment Services and Capital Markets Act and its subordinate regulations, the need to protect minority shareholders, the dissenting shareholders’ option to recover their investment in cash, the likelihood of completion of the Share Exchange, the impact on the Company’s financial soundness and capital adequacy, including the K-ICS ratio, the limitation on the aggregate amount payable upon the exercise of appraisal rights under the Share Exchange Agreement, and the fairness between shareholders participating in the Share Exchange and dissenting shareholders exercising appraisal rights.

The statutory purchase price for appraisal rights of Tongyang Life Insurance Co., Ltd. was calculated at KRW 8,505 by taking the arithmetic average of the volume-weighted average market prices for the most recent two-month, one-month, and one-week periods, using April 23, 2026, the trading day immediately preceding the date of the Board of Directors’ resolution, as the reference date, in accordance with the applicable provisions of the Financial Investment Services and Capital Markets Act and its subordinate regulations. Tongyang Life Insurance Co., Ltd. initially disclosed the statutory calculated price of KRW 8,505 as the Company’s proposed price for consultation in the disclosure documents relating to the Share Exchange.

However, considering that the Share Exchange will result in the delisting of Tongyang Life Insurance Co., Ltd.’s shares and that appraisal rights constitute an important means of cash recovery for minority shareholders opposing the Share Exchange, Tongyang Life Insurance Co., Ltd., following the Financial Supervisory Service’s request for amendment, conducted an additional review of the need to supplement the proposed purchase price for appraisal rights as a measure to enhance the protection of minority shareholders. In particular, concerns were raised during the second meeting of the shareholders and through shareholder comments regarding the difference between the historical acquisition price paid for the controlling shareholder’s interest, the exchange price and the appraisal rights purchase price under the Share Exchange, the fairness of the exchange ratio, and the protection of dissenting shareholders’ cash recovery option. Reflecting such shareholder comments and the intent of the Financial Supervisory Service’s request for amendment, Tongyang Life Insurance Co., Ltd. undertook additional review procedures.

On July 1, 2026, the Special Committee of Tongyang Life Insurance Co., Ltd. convened its fifth meeting to deliberate on whether the proposed purchase price for appraisal rights should be increased and on the appropriateness of such increase. While confirming that the current proposed purchase price of KRW 8,505 had been lawfully determined in accordance with the calculation method prescribed under the Financial Investment Services and Capital Markets Act and its subordinate regulations, the Special Committee also confirmed that the purchase price for appraisal rights is, in principle, determined through consultation between the Company and the shareholders, and that it is permissible within the framework of Article 165-5(3) of the Financial Investment Services and Capital Markets Act for the Company to propose a consultation price higher than the statutory calculated price for the purpose of protecting minority shareholders and ensuring transaction stability.

In considering whether to increase the proposed purchase price for appraisal rights, the Special Committee comparatively reviewed the following alternatives: (i) maintaining the current statutory calculated price of KRW 8,505; (ii) adjusting the price to KRW 8,720, corresponding to the exchange price of Tongyang Life Insurance Co., Ltd. under the Share Exchange; (iii) increasing the current proposed purchase price of KRW 8,505 by 10% to KRW 9,356; and (iv) adjusting the price to KRW 10,562, corresponding to the historical acquisition price paid for the controlling shareholder’s interest.

The Special Committee concluded that, while maintaining the current statutory calculated price of KRW 8,505 would provide legal certainty as a price determined in accordance with the calculation method prescribed under the Financial Investment Services and Capital Markets Act and its subordinate regulations, additional measures were warranted from the perspective of minority shareholder protection and shareholder acceptance, given that the Share Exchange will result in the delisting of Tongyang Life Insurance Co., Ltd.’s shares and that appraisal rights serve as an important means of cash recovery for dissenting shareholders.

The Special Committee also determined that adjusting the proposed purchase price to KRW 8,720, corresponding to the exchange price of Tongyang Life Insurance Co., Ltd. under the Share Exchange, would provide only a limited increase over the current proposed purchase price and, therefore, might not be sufficient to meaningfully strengthen the protective function of appraisal rights.

On the other hand, the Special Committee considered that adjusting the proposed purchase price for appraisal rights to KRW 10,562, corresponding to the historical acquisition price paid for the controlling shareholder’s interest, could enhance acceptance among minority shareholders. However, it concluded that such price reflected factors including a control premium, the timing and terms of the transaction, the results of due diligence, and negotiations with the seller, and therefore differed in nature from the cash recovery terms to be provided to dissenting shareholders in connection with the Share Exchange, making it inappropriate to apply such price directly as the basis for the proposed purchase price for appraisal rights. Furthermore, if only dissenting shareholders were afforded cash recovery at the level of KRW 10,562 per share, issues could arise regarding fairness between such shareholders and those participating in the Share Exchange and receiving shares of Woori Financial Group Inc., as well as with respect to the principles of shareholder equality and equitable treatment. In addition, if appraisal rights were exercised on a large scale, this alternative was considered to impose the greatest burden on the Company in terms of cash outflows, the impact on capital adequacy, including the K-ICS ratio, and compliance with the limitation on the aggregate amount payable upon the exercise of appraisal rights under the Share Exchange Agreement.

By comparison, the alternative of increasing the current proposed purchase price of KRW 8,505 by 10% to KRW 9,356 was considered to be a supplementary measure based on the statutory calculated price. As this approach would enhance the cash recovery option available to dissenting shareholders without altering the exchange ratio or the exchange price of Tongyang Life Insurance Co., Ltd. under the Share Exchange, it was considered an appropriate measure that appropriately balances the protection of minority shareholders with transaction stability. In addition, this alternative was developed with reference to the policy rationale underlying the permissible discount and premium ranges applied in determining exchange prices under the Financial Investment Services and Capital Markets Act and its subordinate regulations. Accordingly, it was considered capable of providing an objective basis for the extent of the price increase while facilitating explanation to and understanding by shareholders.

Tongyang Life Insurance Co., Ltd. also took into consideration the opinion of its external legal counsel. Bae, Kim & Lee LLC expressed the view that, in light of the need to appropriately balance the protection of minority shareholders, transaction stability, and the protection of financial consumers, it would be appropriate to apply KRW 9,356, representing a 10% increase over the statutory proposed purchase price for appraisal rights of KRW 8,505 calculated in accordance with the Financial Investment Services and Capital Markets Act and its subordinate regulations, as the proposed purchase price for appraisal rights of shareholders opposing the Share Exchange. Based on such legal opinion, the Special Committee and the Board of Directors of Tongyang Life Insurance Co., Ltd. concluded that the proposed 10% increase neither negates the statutory calculated price nor alters the exchange ratio under the Share Exchange, but rather represents a reasonable adjustment of the Company’s proposed price for consultation with dissenting shareholders.

Tongyang Life Insurance Co., Ltd. also reviewed the sensitivity and financial impact of the exercise of appraisal rights. As of June 30, 2026, the market price of Tongyang Life Insurance Co., Ltd.’s shares was KRW 7,030, which was below the current proposed purchase price for appraisal rights of KRW 8,505, indicating a high likelihood that appraisal rights would be exercised. Assuming that appraisal rights were exercised in full at the current proposed purchase price of KRW 8,505, the aggregate purchase amount was estimated to be approximately KRW 293.4 billion. If the proposed purchase price were increased by 10% to KRW 9,356, the aggregate purchase amount was estimated to increase to approximately KRW 322.7 billion, resulting in an additional financial burden of approximately KRW 29.3 billion compared with the current proposed purchase price.

The exercise of appraisal rights is expected to have only a limited impact on the Company’s profit or loss. However, depending on the extent of such exercise, it may have a certain impact on the Company’s liquidity and capital adequacy indicators, including the K-ICS ratio. In addition, as the Share Exchange Agreement provides for a cap on the aggregate amount payable for the purchase of shares pursuant to the exercise of appraisal rights, an excessive increase in the proposed purchase price for appraisal rights could increase the aggregate purchase amount even assuming the same number of shares are exercised, thereby increasing the likelihood that the contractual cap under the Share Exchange Agreement would be exceeded. Taking these factors into consideration, Tongyang Life Insurance Co., Ltd. concluded that the extent of any increase in the proposed purchase price for appraisal rights should be determined by appropriately balancing the protection of minority shareholders, the likelihood of completion of the transaction, the Company’s financial soundness, and the protection of financial consumers.

Based on the foregoing review, the Special Committee of Tongyang Life Insurance Co., Ltd. concluded that increasing the current proposed purchase price for appraisal rights from KRW 8,505 to KRW 9,356, representing a 10% increase, would constitute a reasonable supplementary measure that appropriately balances the protection of minority shareholders with transaction stability. Accordingly, on July 2, 2026, after receiving the report on the review conducted by the Special Committee at its fifth meeting, the Board of Directors of Tongyang Life Insurance Co., Ltd. resolved to increase the Company’s proposed purchase price for appraisal rights to be offered to shareholders opposing the Share Exchange from KRW 8,505 to KRW 9,356 per share, representing a 10% increase.

The foregoing increase in the proposed purchase price for appraisal rights does not alter the exchange ratio under the Share Exchange, the exchange price of Tongyang Life Insurance Co., Ltd., or the number of new shares to be issued by Woori Financial Group Inc. Rather, it is intended as a supplementary measure to enhance the consultation price offered by the Company to shareholders who oppose the Share Exchange and exercise their appraisal rights.

Accordingly, Tongyang Life Insurance Co., Ltd. has determined the proposed purchase price for appraisal rights to be offered to minority shareholders opposing the Share Exchange at KRW 9,356 per share. However, as the actual scale of the exercise of appraisal rights may affect the progress of the Share Exchange depending on the resulting cash outflows of Tongyang Life Insurance Co., Ltd., its liquidity, capital adequacy indicators, including the K-ICS ratio, and compliance with the limitation on the aggregate amount payable upon the exercise of appraisal rights under the Share Exchange Agreement, shareholders are advised to consider not only the purpose of the increase in the proposed purchase price for appraisal rights but also the potential financial impact of the exercise of appraisal rights and the relevant considerations under the Share Exchange Agreement.

3. Procedures, Methods, Period and Place of Exercise

A. Wholly-Owning Parent (Woori Financial Group Inc.)

As the transaction is conducted in accordance with the small-scale share exchange procedure under Article 360-10 of the Commercial Act, the shareholders of Woori Financial Group Inc. are not granted appraisal rights.

B. Wholly-Owned Subsidiary (Tongyang Life Insurance Co., Ltd.)

(1) Method of Notice of Opposition

Pursuant to Article 360-5 of the Commercial Act, Article 165-5 of the Financial Investment Services and Capital Markets Act, and Article 62-2 of the Financial Holding Companies Act, shareholders recorded in the shareholder register of Tongyang Life Insurance Co., Ltd. as of the record date for determining shareholders (May 6, 2026) (provided that, pursuant to Article 165-5 of the Financial Investment Services and Capital Markets Act, appraisal rights shall be granted only with respect to shares that can be shown to have been acquired prior to the public disclosure of the board resolution of Tongyang Life Insurance Co., Ltd. approving the execution of the Share Exchange Agreement, or with respect to shares for which it can be demonstrated that, no later than the business day immediately following the date on which such board resolution was publicly disclosed (April 27, 2026, following the disclosure date of April 24, 2026), (i) a purchase agreement relating to such shares was entered into, (ii) such purchase agreement was terminated, or (iii) any other legal act relating to such shares occurred, and shall be granted only with respect to shares that have been continuously held from the above record date for determining shareholders (May 6, 2026) through the date of exercise of appraisal rights) must notify Tongyang Life Insurance Co., Ltd. in writing of their opposition to the board resolution relating to the Share Exchange no later than July 23, 2026, being the day immediately preceding the date of the shareholders’ meeting resolution of Tongyang Life Insurance Co., Ltd. (July 24, 2026).

In this regard, a shareholder whose shares are electronically registered in the customer account ledger must apply to the account management institution, such as the securities company with which the relevant customer account is maintained, to indicate his or her intention to oppose the Share Exchange no later than three business days prior to the expiration date for the submission of notices of opposition, and such account management institution shall consolidate such indications of opposition and, no later than two business days prior to the expiration date for the submission of notices of opposition, submit an application to the Korea Securities Depository in the prescribed form for the filing of notices of opposition, together with a schedule specifying, for each shareholder, such shareholder’s intention and the number of shares owned. Upon receipt of such application, the Korea Securities Depository shall notify the Company of the shareholder’s opposition on behalf of such shareholder no later than the expiration date for the submission of notices of opposition.

Shareholders may express their opposition directly to Tongyang Life Insurance Co., Ltd., in which case Tongyang Life Insurance Co., Ltd. shall notify the Korea Securities Depository of such particulars, and the Korea Securities Depository shall promptly notify the relevant account management institution thereof.

(2) Period for Submission of Notices of Opposition (Written Opposition Notice Period)

•	Start Date: April 24, 2026

•	End Date: July 23, 2026

(3) Exercise of Appraisal Rights

Pursuant to Article 360-5 of the Commercial Act, Article 165-5 of the Financial Investment Services and Capital Markets Act, and Article 62-2 of the Financial Holding Companies Act, among the shareholders recorded in the shareholder register of Tongyang Life Insurance Co., Ltd. as of the record date for determining shareholders (May 6, 2026), a shareholder who opposes the board resolution of Tongyang Life Insurance Co., Ltd. dated April 24, 2026 approving the execution of the Share Exchange Agreement may, only if such shareholder has notified Tongyang Life Insurance Co., Ltd. in writing of his or her opposition to the foregoing board resolution prior to the date of the shareholders’ meeting of Tongyang Life Insurance Co., Ltd. (July 24, 2026), request Tongyang Life Insurance Co., Ltd., within ten days from the date of the shareholders’ meeting, to purchase all or part of the shares owned by such shareholder (provided that, pursuant to Article 165-5 of the Financial Investment Services and Capital Markets Act, such shares must be shares that can be shown to have been acquired prior to the public disclosure of the board resolution dated April 24, 2026, or with respect to which it can be demonstrated that, no later than the business day immediately following the date on which such board resolution was publicly disclosed (April 27, 2026, following the disclosure date of April 24, 2026), (i) a purchase agreement relating to such shares was entered into, (ii) such purchase agreement was terminated, or (iii) any other legal act relating to such shares occurred, and that have been continuously held from the above record date for determining shareholders (May 6, 2026) through the date of exercise of appraisal rights), by submitting a written request specifying the class and number of shares to be purchased.

A shareholder may notify his or her opposition and exercise his or her appraisal right with respect to some or all of the shares owned; however, the appraisal right shall be granted only with respect to shares continuously held until the date of exercise of the appraisal right, and the appraisal right shall be forfeited with respect to shares reacquired after sale during such period, and once the appraisal right has been exercised, it may not be withdrawn or revoked.

Shareholders electronically registered in the shareholder register shall prepare and submit an application form for the exercise of appraisal rights to the account management institution, such as the securities company where the shareholder’s account is maintained, no later than two business days prior to the expiration date of the appraisal rights exercise period, and the account management institution shall file the appraisal rights request with the Korea Securities Depository no later than the business day immediately preceding the expiration date of the appraisal rights exercise period (the account management institution may include in its filing any shareholder who has directly notified the Company of such shareholder’s opposition). Where such applications have been made, the Korea Securities Depository shall consolidate the applications submitted by the relevant account management institutions and submit a written share purchase demand to the Company on the expiration date of the appraisal rights exercise period.

Please note that the submission deadlines applicable to online, telephone, in-person, and other methods of submission may differ among account management institutions, including securities companies. In addition, on the final submission date, applications may not be accepted by the applicable deadline due to early cut-off times for certain submission methods, increased call volumes, or the handling of previously received applications. Accordingly, shareholders are advised to submit their applications no later than two business days prior to the expiration date of the appraisal rights exercise period. Please inquire with the relevant securities firm for the deadline for acceptance by each securities firm (the above schedule may be subject to change upon consultation with relevant agencies).

If a shareholder intends to exercise appraisal rights directly against the Company, the shareholder may notify the Company in writing by the close of business on the last day for exercising appraisal rights (August 3, 2026).

(4) Appraisal Rights Exercise Period

•	Date of the Scheduled General Meeting of Shareholders: July 24, 2026

•	Appraisal Rights Exercise Period: July 24, 2026 through August 3, 2026

Pursuant to Article 360-5 of the Commercial Act and Article 165-5 of the Financial Investment Services and Capital Markets Act, a shareholder who has given the company written notice of opposition to the board resolution regarding the share exchange prior to the general meeting of shareholders may exercise appraisal rights; however, pursuant to Article 62-2(2) of the Financial Holding Companies Act, the period for demanding share purchase may be shortened from within 20 days to within ten days from the date of the shareholders’ meeting resolution.

(5) Place of Receipt

Where a Shareholder Wishes to Exercise Appraisal Rights Directly Against the Company	Shareholders Whose Shares Are Electronically Registered in the Customer Account Ledger

Tongyang Life Insurance Co., Ltd. 33, Jongno, Jongno-gu, Seoul	The relevant account management institution (securities company)

4. Effect of Share Appraisal Rights Exercise on the Validity of the Share Exchange Agreement

Not applicable.

5. Method of Financing the Share Purchase, Expected Timing of Payment, Method of Payment, and Other Related Matters

In the case of Woori Financial Group Inc., the Share Exchange will be effected pursuant to the small-scale share exchange procedures under Article 360-10 of the Commercial Act. Accordingly, appraisal rights will not be granted to shareholders who oppose the Share Exchange.

The contents of Paragraphs (A) through (G) below are applicable to Tongyang Life Insurance Co., Ltd.

A. Method of Financing the Share Purchase Price

The share purchase price will be paid using internally available funds and, if necessary, through customary financing arrangements.

B. Scheduled Time for Payment of Share Purchase Price

Payment is scheduled to be made within one month from the end of the appraisal right exercise period (scheduled for August 7, 2026).

C. Method of Payment for Share Purchase Price

The payment is expected to be remitted to the account of the relevant shareholder of Tongyang Life Insurance Co., Ltd. or to the account designated by such shareholder.

D. Matters to Note Regarding the Share Purchase Price and the Exercise of Appraisal Rights

Please note that matters concerning the share purchase price and the exercise of appraisal rights may be modified during the consultation process with shareholders, if necessary.

In the event that a shareholder of Tongyang Life Insurance Co., Ltd. who opposes the Share Exchange exercises appraisal rights, such exercise shall, in principle, constitute an off-market transfer of shares and may give rise to corporate income tax or individual income tax implications depending on the classification of the relevant shareholder. For resident individuals, gains from the over-the-counter transfer of listed stocks are generally not subject to capital gains tax unless they qualify as major shareholders under the Income Tax Act; however, domestic corporations, resident major shareholders, non-residents, or foreign corporations may be subject to separate taxation. In addition, any transfer pursuant to the exercise of appraisal rights shall be treated separately from any transfer pursuant to the Comprehensive Share Exchange.

•	Individual shareholder (not major shareholder): Tax exemption

•	Individual major shareholder: Tax base of KRW 300 million or less: 22% (including local income tax),

if the amount exceeds KRW 300 million, KRW 66 million plus 27.5% of the amount in excess of KRW 300 million (including local income tax)

ø	However, if shares are held for less than one year, a rate of 33% (including local income tax) applies

•	Domestic corporation: Transfer gains are included in the taxable income for each fiscal year and are subject to corporate tax

•

Foreign corporations or non-residents: Subject to corporate income tax or capital gains tax in an amount equal to the lesser of (i) 11% of the transfer price (including local income tax) and (ii) 22% of the capital gain (including local income tax)

The specific tax treatment may vary depending on individual circumstances, including whether the foreign corporation or non-resident maintains a permanent establishment in Korea, whether a tax treaty exists between the Republic of Korea and the country of residence of such foreign corporation or non-resident, and the contents of such treaty. For details regarding tax applicability, tax base, tax rate, filing procedures, and payment methods, please refer to the applicable laws and regulations.

Separately, securities transaction tax at a rate of 0.35% is imposed on the transfer value regardless of whether the transferor is an individual or a corporation.

E. Disposition of Woori Financial Group Inc. Shares Allocated in Respect of Treasury Shares Acquired by Tongyang Life Insurance Co., Ltd. upon Exercise of Appraisal Rights

Tongyang Life Insurance Co., Ltd. will distribute new shares of Woori Financial Group Inc. in accordance with the exchange ratio for treasury shares held as of the Share Exchange Date (treasury shares acquired as a result of the exercise of the shareholders’ right to purchase shares of Tongyang Life Insurance Co., Ltd.). Tongyang Life Insurance Co., Ltd. shall dispose of the newly issued shares of Woori Financial Group Inc. allocated in respect of the aforesaid treasury shares held as of the Share Exchange Date within three years from the date of acquisition (August 11, 2026, being the Share Exchange Date) in accordance with Article 62-2(1) of the Financial Holding Companies Act, and such disposal of shares may have an impact on the share price of Woori Financial Group Inc.

6. Cases Where Appraisal Rights Are Not Available or Are Restricted

Pursuant to Article 165-5(1) of the Financial Investment Services and Capital Markets Act and Article 176-7(2) of the Enforcement Decree thereof, appraisal rights shall be granted only with respect to shares that can be shown to have been acquired prior to the public disclosure of the board resolution of Tongyang Life Insurance Co., Ltd. approving the execution of the Share Exchange Agreement, or with respect to shares for which it can be demonstrated that, no later than the business day immediately following the date on which such board resolution was publicly disclosed (April 27, 2026, following the disclosure date of April 24, 2026), (i) a purchase agreement relating to such shares was entered into, (ii) such purchase agreement was terminated, or (iii) any other legal act relating to such shares occurred, and shall be granted only with respect to shares that have been continuously held from the above record date for determining shareholders (May 6, 2026) through the date of exercise of appraisal rights. Appraisal rights shall be forfeited with respect to shares that are sold and subsequently reacquired during such period. Furthermore, once appraisal rights have been exercised, such exercise may not be withdrawn or revoked.

Pursuant to Article 360-5 of the Commercial Act, Article 165-5 of the Financial Investment Services and Capital Markets Act, and Article 62-2 of the Financial Holding Companies Act, shareholders recorded in the shareholder register of Tongyang Life Insurance Co., Ltd. as of the record date for determining shareholders (May 6, 2026) (provided that, pursuant to Article 165-5 of the Financial Investment Services and Capital Markets Act, appraisal rights shall be granted only with respect to shares that can be shown to have been acquired prior to the public disclosure of the board resolution of Tongyang Life Insurance Co., Ltd. approving the execution of the Share Exchange Agreement, or with respect to shares for which it can be demonstrated that, no later than the business day immediately following the date on which such board resolution was publicly disclosed (April 27, 2026, following the disclosure date of April 24, 2026), (i) a purchase agreement relating to such shares was entered into, (ii) such purchase agreement was terminated, or (iii) any other legal act relating to such shares occurred, and that have been continuously held from the above record date for determining shareholders (May 6, 2026) through the date of exercise of appraisal rights) must notify Tongyang Life Insurance Co., Ltd. in writing of their opposition to the board resolution relating to the Share Exchange no later than the day immediately preceding the date of the shareholders’ meeting resolution of Tongyang Life Insurance Co., Ltd. (July 24, 2026), namely July 23, 2026.

In addition, if any of the circumstances described in “VI. Risk Factors – 1. Risk Factors Relating to the Conditions for Completion of the Share Exchange” above occurs and, as a result, the Share Exchange Agreement is terminated or the Share Exchange process is otherwise discontinued, the effect of the exercise of appraisal rights shall also cease to be effective. Accordingly, Tongyang Life Insurance Co., Ltd. will not purchase any shares with respect to which appraisal rights have been exercised.

VIII. Relationships Between the Parties to the Transaction

1. Relationship with the Parties

A. Relationship with Affiliates and/or Subsidiaries

The parties to this Share Exchange belong to the Woori Financial Group Inc., and Tongyang Life Insurance Co., Ltd. is currently a subsidiary of Woori Financial Group Inc., which, as of the day immediately preceding the filing date of this Registration Statement, owns approximately 77.90% of the issued shares.

(1) Name of the Corporate Group: Woori Financial Group

(2) Companies Belonging to the Corporate Group

As of July 2, 2026, the corporate group of Woori Financial Group Inc. comprises four listed companies, including the Wholly-Owning Parent Company, and 40 unlisted companies.

[Name of the Corporate Group and Number of Affiliated Companies]

(Reference Date: July 2, 2026)	(Unit: Company)

Name of the Corporate Group	Number of Affiliated Companies
	Listed	Unlisted	Total
Woori Financial Group	4	40	44

Note 1) Subsidiaries, etc. under the Financial Holding Companies Act

Source: Materials provided by the Wholly-Owning Parent Company

[Details of the Affiliated Companies]

(Reference Date: July 2, 2026)	(Unit: Company)

Listed (Yes/No)	Number of Companies	Company Name	Corporate Registration Number
Listed	4	Woori Financial Group Inc.	110111-6981206
		Tongyang Life Insurance Co., Ltd.	110111-0624688
		PT Bank Woori Saudara Indonesia 1906 Tbk	—
		PT Woori Finance Indonesia Tbk	—
Unlisted	40	Woori Bank Co., Ltd.	110111-0023393
		Woori Card Co., Ltd.	110111-5101839
		Woori Financial Capital Co., Ltd.	160111-0038524
		Woori Investment & Securities Co., Ltd.	110111-5232204
		ABL Life Insurance Co., Ltd.	110111-0007032
		Woori Asset Trust Co., Ltd.	110111-2003236
		Woori Savings Bank Co., Ltd.	150111-0000682
		Woori Asset Management Co., Ltd.	110111-2033150
		Woori Venture Partners Co., Ltd.	110111-3923764
		Woori Private Equity Asset Management Co., Ltd.	110111-3327685
		Woori Financial F&I Co., Ltd.	110111-8156659
		Woori Credit Information Co., Ltd.	110111-0757266
		Woori Fund Service Co., Ltd.	110111-4573625
		Woori FIS Co., Ltd.	110111-0624018
		Woori Finance Research Institute Co., Ltd.	110111-5031127
		Korea BTL Infrastructure Fund	110111-3461730
		Woori America Bank	—
		Woori Bank China Limited	—
		AO Woori Bank	—
		Banco Woori Bank do Brazil S.A.	—
		Woori Global Markets Asia Limited	—
		Woori Bank Vietnam Limited	—
		Wealth Development Bank	—
		Woori Finance Myanmar Co., Ltd.	—
		Woori Bank (Cambodia) PLC	—
		Woori Bank Europe GmbH	—
		Tongyang Life Financial Services Co., Ltd.	110111-8127692
		Tutu Finance-WCI Myanmar Co., Ltd.	—
		ABA Financial Service Ltd.	110114-0234267
		Woori Venture Partners US, Inc.	—
		Woori Venture Everbest Corporate Financial Stabilization Private Equity Fund	110113-0004029
		Arden Woori Apparel No. 1 Private Equity Fund	110113-0029868
		Woori Dino No. 1 Private Equity Fund	110113-0032449
		Green ESG Growth No. 1 Private Equity Fund	110113-0032952
		Woori Corporate Restructuring Private Equity Fund No. 1	110113-0035493
		NH-Woori Dino Parallel Investment No. 2 Private Equity Fund	110113-0037225
		Woori Eugene Energy Link Private Equity Fund	110113-0003758
		Woori NH Mutual Growth No. 1 Private Equity Fund	110113-0003877
		Woori Bailey National Growth Private Equity Fund	110113-0003989
		WFBS No. 1 Corporate Financial Stability Private Equity Fund	110113-0035708

Note 1) As of July 2, 2026, subsidiaries and sub-subsidiaries pursuant to the Financial Holding Companies Act

B. Organizational Chart Showing Control, Subordination, and Equity Ownership Relationships Among Affiliates

1) 32.65% when including Group Company shareholdings 2) 35.26% when including Group Company shareholdings 3) 7.86% when including Group Company shareholdings 4) 20.00% when including Group Company shareholdings

(Reference Date: July 2, 2026

Source: Materials provided by the Wholly-Owning Parent Company

C. Interlocking Directorships and Executive Positions

(1) Interlocking Directorships and Executive Positions Between the Parties

(Reference Date: July 2, 2026)

Name	Target Company	Position	Standing or Non-Standing	Date of Appointment
Lee Jung-soo	Woori Financial Group Inc.	President	Standing	July 1, 2025
	Tongyang Life Insurance Co., Ltd.	Other Non-Executive Director	Non-standing

(2) Interlocking Directorships and Executive Positions Among Affiliates – Woori Financial Group Inc.

(Reference Date: July 2, 2026)

Name	Target Company	Position	Date of Appointment	Standing or Non-Standing
Lee Jung-soo	Tongyang Life Insurance	Other Non-Executive Director	July 1, 2025	Non-standing

(3) Interlocking Directorships and Executive Positions Among Affiliates – Tongyang Life Insurance Co., Ltd.

(Reference Date: July 2, 2026)

Name	Target Company	Position	Date of Appointment	Standing or Non-Standing
Lee Jung-soo	Woori Financial Group Inc.	President	July 1, 2025	Standing

2. Details of Transactions between the Parties

A. Equity Investments

[Investor Company: Woori Financial Group Inc.]

(Reference Date: July 2, 2026)	(Unit: KRW million, thousand shares, %)

Name of Corporation	Date of Initial Acquisition	Purpose of Investment	Original Acquisition Amount	Quantity	Ownership Interest (%)	Book Value
Tongyang Life Insurance Co., Ltd. (Investee Company)	July 1, 2025	Subsidiary designation	1,283,936	121,566	77.90	1,283,936

Note 1) Tongyang Life Insurance Co., Ltd. was designated as a subsidiary through the acquisition of 121,565,627 shares (representing a 75.34% ownership interest) in July 2025

Note 2) The ownership interest increased due to the decrease in the total number of issued shares following the cancellation of treasury shares by Tongyang Life Insurance Co., Ltd. on April 30, 2026.

B. Debt Guarantees and Credit Extensions

– Not applicable

C. Collateral Provision

– Not applicable

D. Purchases and Sales

– Not applicable

E. Trade Receivables and Payables, Accounts Payable and Accounts Receivable

– Not applicable

3. Details of Transactions with Major Shareholders of the Parties

As of the end of the first quarter of 2026, the details of transactions with the major shareholders of the Company are as follows:

A. Woori Financial Group Inc.

1) Credit Extensions, etc. to Major Shareholders

– Not applicable

2) Asset Transfers and Similar Transactions with Major Shareholders

– Not applicable

3) Business Transactions with Major Shareholders

– Not applicable

B. Tongyang Life Insurance Co., Ltd.

1) Credit Extensions, etc. to Major Shareholders

(Reference Date: March 31, 2026)	(Unit: KRW million, %)

Name (Company Name)	Relationship	Transaction Type	Date of Credit Extension (Extension of Maturity)	Purpose of Credit	Details of Changes				Accrued Interest Receivable	Security Provided	Terms and Conditions of Credit Extension		Internal Control Procedures*
					Beginning Balance	Increase	Reduction	Ending Balance			Maturity	Interest Rate
Woori Bank	Related Party	Time Deposit	Apr. 9, 2024	Deposit	40,000	—	—	40,000	4,351	—	Apr. 9, 2044	5.50	Board of Directors and Routine Monitoring
Woori Bank	Related Party	Time Deposit	Apr. 30, 2024	Deposit	30,000	—	—	30,000	3,397	—	Apr. 30, 2044	5.90	Board of Directors and Routine Monitoring
Woori Bank	Related Party	Time Deposit	June 27, 2024	Deposit	20,000	—	—	20,000	1,832	—	June 27, 2044	5.20	Board of Directors and Routine Monitoring
Total					90,000	—	—	90,000	9,580	—		5.57

2) Asset Transfers, etc. with Major Shareholders

(1) Details of Equity Investments and Dispositions of Equity Interests

(Reference Date: March 31, 2026)	(Unit: KRW million)

Category	Relationship	Details of Equity Investments and Dispositions of Equity Interests					Notes
		Types of Equity Investments	Transaction History
			Beginning Balance	Increase	Reduction	Ending Balance
Tongyang Life Financial Services Co., Ltd. (formerly MyAngel Financial Services Co., Ltd.)	Subsidiaries	Common Shares	70,000	—	–70,000	—	—
Total	—	—	70,000	—	–70,000	—	—

Note: Recognized an impairment loss of KRW 70,000 million on shares of Tongyang Life Financial Services in the 37th fiscal year (2025)

3) Business Transactions with Major Shareholders

– Not applicable

4. Other Matters Relating to the Relationship Between the Parties, Including Whether Their Businesses Are Competitive or Complementary

– Not applicable

IX. Other Matters Necessary for Investor Protection

1. Details of Past Mergers or Business Transfers

Woori Bank Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. jointly established Woori Financial Group Inc. on January 11, 2019, by way of a comprehensive share transfer. As a result, the matters concerning the company that became a wholly-owning parent company and the status of the companies that became wholly-owned subsidiaries at that time are as follows.

Company to Become the Wholly-Owning Parent Company

Woori Financial Group Inc.	Location	51 Sogong-ro, Jung-gu, Seoul
	Representative Director	Son Tae-seung
	Corporate Classification	Company listed on the securities market

Companies Becoming Wholly-Owned Subsidiaries

Woori Bank Co., Ltd.	Location	51 Sogong-ro, Jung-gu, Seoul
	Representative Director	Son Tae-seung
	Corporate Classification	Company listed on the securities market
Woori FIS Co., Ltd.	Location	17 Worldcupbuk-ro 60-gil, Mapo-gu, Seoul
	Representative Director	Lee Dong-yeon
	Corporate Classification	Other corporation (unlisted corporation)
Woori Finance Research Institute Co., Ltd.	Location	110 Huam-ro, Jung-gu, Seoul
	Representative Director	Choi Kwang-hae
	Corporate Classification	Other corporation (unlisted corporation)
Woori Credit Information Co., Ltd.	Location	15, Eulji-ro 11-gil, Jung-gu, Seoul
	Representative Director	Kim Hong-hee
	Corporate Classification	Other corporation (unlisted corporation)
Woori Fund Service Co., Ltd.	Location	17 Worldcupbuk-ro 60-gil, Mapo-gu, Seoul
	Representative Director	Park Hyung-min
	Corporate Classification	Other corporation (unlisted corporation)
Woori Private Equity Asset Management Co., Ltd.	Location	136, Sejong-daero, Jung-gu, Seoul
	Representative Director	Kim Kyung-woo
	Corporate Classification	Other corporation (unlisted corporation)

For further details regarding the comprehensive transfer of the aforementioned shares, please refer to the disclosures made by Woori Bank Co., Ltd., specifically the “Report on Material Events (Comprehensive Exchange and Transfer of Shares)” and the “Securities Registration Statement (Comprehensive Exchange and Transfer of Shares)” dated November 26, 2018.

The details of our major past mergers and similar transactions are as follows.

A. Designation of Woori Asset Management Co., Ltd. as a Subsidiary

As part of our efforts to strengthen our non-bank business portfolio, we acquired a 73% equity stake in Tongyang Asset Management Co., Ltd., which was incorporated as a subsidiary on August 1, 2019, and the company’s name was changed to Woori Asset Management Co., Ltd.

B. Designation of Woori Global Asset Management Co., Ltd. as a Subsidiary

The Company acquired 100% of the equity interest in ABL Global Asset Management Co., Ltd. and designated it as a subsidiary on December 6, 2019, whereupon the subsidiary’s corporate name was changed to Woori Global Asset Management Co., Ltd.

C. Designation of Woori Card Co., Ltd. and Woori General Finance Co., Ltd. as Subsidiaries

On June 21, 2019, the Company, pursuant to a resolution of the board of directors, entered into a share purchase agreement with Woori Bank to acquire 403,404,538 shares (representing a 59.83% ownership interest) of Woori General Finance Co., Ltd., a sub-subsidiary, for the purpose of converting it into a direct subsidiary of the Company, and upon completion of the transaction on September 10, 2019, Woori General Finance Co., Ltd. became a direct subsidiary of the Company.

In addition, in order to convert its sub-subsidiary, Woori Card Co., Ltd., into a direct subsidiary, the Company entered into a comprehensive share exchange agreement with Woori Card Co., Ltd. on July 3, 2019, following a resolution of the board of directors on June 21, 2019. A small-scale share exchange involving share consideration was conducted, and following board approval in lieu of a shareholders’ meeting on September 3, 2019, the share exchange procedure was completed on September 10, 2019, whereupon Woori Card Co., Ltd. became a wholly-owned subsidiary of the Company.

D. Designation of Woori Asset Trust Co., Ltd. as a Subsidiary

The Company acquired a 51.0% ownership interest (67.2% on a voting rights basis) in International Asset Trust Co., Ltd., which was consolidated as a subsidiary on December 30, 2019, and the trade name of the acquired company was changed to Woori Asset Trust Co., Ltd.

E. Designation of Woori Financial Capital Co., Ltd. as a Subsidiary

The Company acquired a 74.0% equity interest in Ajou Capital Co., Ltd., which was consolidated as a subsidiary on December 10, 2020, and simultaneously consolidated Ajou Savings Bank Co., Ltd., held by Ajou Capital Co., Ltd., as a sub-subsidiary. The trade names of the target companies were changed to Woori Financial Capital Co., Ltd. and Woori Savings Bank Co., Ltd., respectively.

F. Designation of Woori Savings Bank Co., Ltd. as a Subsidiary

On March 12, 2021, the Company acquired 100% of the equity interest in Woori Savings Bank Co., Ltd. from Woori Financial Capital Co., Ltd., thereby converting it from a sub-subsidiary to a direct subsidiary.

G. Conversion of Woori Financial Capital Co., Ltd. into a Wholly-Owned Subsidiary

On April 15, 2021, the Company acquired a 12.9% equity interest in Woori Financial Capital Co., Ltd., a subsidiary, from Ajou Industrial Co., Ltd., and on May 24, 2021, acquired 3.6% of treasury shares of Woori Financial Capital Co., Ltd., for the purpose of making Woori Financial Capital Co., Ltd. a wholly-owned subsidiary of the Company.

In addition, on August 10, 2021, the Company issued 5,792,866 new shares to the shareholders of Woori Financial Capital Co., Ltd. (other than the Company) through a comprehensive (small-scale) share exchange and acquired the remaining ownership interest in Woori Financial Capital Co., Ltd., thereby making Woori Financial Capital Co., Ltd. a wholly-owned subsidiary.

H. Establishment of Woori Financial F&I Co., Ltd.

On January 7, 2022, the Company established Woori Financial F&I Co., Ltd., an investment company specializing in non-performing loans and corporate restructuring (with 100% ownership interest and paid-in capital of KRW 200 billion), and incorporated it as a wholly-owned subsidiary.

I. Designation of Woori Venture Partners Co., Ltd. as a Subsidiary

The Company acquired a 61.09% ownership interest in Daol Investment Co., Ltd. (comprising 52.00% held by Woori Financial Group Inc. and 9.09% held by Woori Asset Management) on March 3, 2023, and consolidated it as a subsidiary, whereupon the subsidiary’s corporate name was changed to Woori Venture Partners Co., Ltd.

J. Conversion of Woori Venture Partners Co., Ltd. into a Wholly-Owned Subsidiary

The Company acquired 3.54% of the treasury shares of Woori Venture Partners Co., Ltd. on May 30, 2023, for the purpose of designating Woori Venture Partners Co., Ltd. as a wholly-owned subsidiary of the Company.

Furthermore, on August 8, 2023, the Company issued 9,933,246 newly issued shares to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Company) through a comprehensive (small-scale) share exchange and acquired the remaining ownership interest in Woori Venture Partners Co., Ltd., thereby making Woori Venture Partners Co., Ltd. a wholly-owned subsidiary.

K. Conversion of Woori General Finance Co., Ltd. into a Wholly-Owned Subsidiary

On August 8, 2023, the Company acquired the remaining equity interest in Woori General Finance Co., Ltd. by issuing 22,541,465 new shares of the Company to the shareholders of Woori General Finance Co., Ltd. (excluding the Company) through a comprehensive (small-scale) share exchange, thereby making Woori General Finance Co., Ltd. a wholly-owned subsidiary.

L. Woori Asset Management Co., Ltd. – Woori Global Asset Management Co., Ltd. Merger

On October 26, 2023, our subsidiaries, Woori Asset Management Co., Ltd. and Woori Global Asset Management Co., Ltd., entered into a merger agreement pursuant to which Woori Asset Management Co., Ltd. is the surviving entity and Woori Global Asset Management Co., Ltd. is the dissolving entity. Accordingly, on January 29, 2024, Woori Global Asset Management Co., Ltd. was absorbed and merged into Woori Asset Management Co., Ltd., and the surviving asset management company was incorporated as a subsidiary of the holding company.

M. Korea Foss Securities Co., Ltd. – Woori General Finance Co., Ltd. Merger and Designation of the Merged Securities Company as a Subsidiary

On May 3, 2024, Korea Foss Securities Co., Ltd. and Woori General Finance Co., Ltd., a subsidiary of the Company, entered into a merger agreement pursuant to which Korea Foss Securities Co., Ltd. would be the surviving entity and Woori General Finance Co., Ltd. would be the dissolving entity. Accordingly, effective as of August 1, 2024, Woori General Finance Co., Ltd. was absorbed and merged into Korea Foss Securities Co., Ltd., and the surviving securities company was incorporated as a subsidiary of the holding company. The name of the merged securities company was changed to Woori Investment & Securities Co., Ltd.

N. Designation of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. as Subsidiaries

Designation of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. as Subsidiaries

The Company acquired a 75.34% ownership interest in Tongyang Life Insurance Co., Ltd. and a 100% ownership interest in ABL Life Insurance Co., Ltd., and consolidated each company as a subsidiary on July 1, 2025.

O. Conversion of Woori Asset Trust Co., Ltd. into a Wholly-Owned Subsidiary

On July 31, 2025, the Company acquired the remaining 0.41% equity interest in Woori Asset Trust Co., Ltd., thereby making such subsidiary a wholly-owned subsidiary.

2. Current Status of Major Shareholders’ Ownership Interest

A. Changes in Shareholdings of Major Shareholders Before and After the Share Exchange

Category	Prior to Exchange		Following the Exchange
	Woori Financial Group Inc.	Tongyang Life Insurance Co., Ltd.	Woori Financial Group Inc.	Tongyang Life Insurance Co., Ltd.
Name of Largest Shareholder	Woori Financial Group Inc. Employee Stock Ownership Association, etc.	Woori Financial Group Inc.	Woori Financial Group Inc. Employee Stock Ownership Association, etc.	Woori Financial Group Inc.
Number of Shares Held by the Largest Shareholder	53,911,278	121,565,627	53,911,278	156,062,581
Largest Shareholder’s Ownership Interest	7.40%	77.90%	7.32%	100%

Note 1) All shares of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. both before and after the exchange are registered common shares.

Note 2) The ownership interest of the largest shareholder in both companies before and after the exchange was calculated based on the most recent disclosure documents as of the filing date of this Securities Registration Statement. (The ownership interest of the largest shareholder of Woori Financial Group Inc. is calculated on the basis of the total number of issued shares less 5,976,638 shares scheduled for cancellation prior to the exchange date.)

Note 3) The above ownership interest is calculated on the assumption that the largest shareholder and specially related persons of Woori Financial Group Inc. do not hold any shares of Tongyang Life Insurance Co., Ltd., and the ownership interest after the exchange may vary depending on the actual share ownership.

B. Plan for the Transfer of Shares by the Major Shareholder following the Share Exchange

The largest shareholder of Woori Financial Group Inc. is the Woori Financial Group Inc. Employee Stock Ownership Association, etc., and its ownership interest (percentage) as of the business day immediately preceding the filing date of the securities registration statement is 53,911,278 shares, representing 7.41% (or 40,626,721 shares, representing 5.58%, when excluding the shares held by the Woori Bank Employee Stock Ownership Association, a specially related party). For further details, please refer to “2. Current Status of Major Shareholders’ Ownership Interest – A. Changes in the Shareholdings of Major Shareholders Before and After the Share Exchange” above.

On June 24, 2019, the Financial Services Commission announced through a press release its plan to divest the entire remaining 18.3% equity interest in Woori Financial Group Inc. held by the Korea Deposit Insurance Corporation within a three-year period.

Meanwhile, the Public Funds Oversight Committee (the “Committee”) has been pursuing the sale of shares in Woori Financial Group Inc. in accordance with the privatization principles stipulated under applicable laws and regulations. In November 2016, the foundation for privatization was established through the sale of shares to a controlling shareholder group, and the Company was recognized for achieving certain results in accordance with privatization principles through the successful recovery of public funds and the establishment of a governance structure centered on the controlling shareholders.

However, given that the Korea Deposit Insurance Corporation remains the largest shareholder of Woori Financial Group Inc., concerns exist regarding: (1) market uncertainty as to the timing of the disposal of the remaining ownership interest, and (2) the potential for delays in achieving full privatization. Accordingly, the Public Funds Oversight Committee has announced its position that it intends to complete the recovery of public funds and finalize privatization within the shortest feasible timeframe, with the objective of expeditiously and completely divesting the remaining ownership interest.

For more details regarding the aforementioned plan for the transfer of major shareholder ownership interest, please refer to Financial Services Commission – Press Release – Regarding the Korea Deposit Insurance Corporation (11170) [Press Release dated June 24, 2019_(Stock Company) Woori Financial Group Sale Plan_Final].

Although the aforementioned plan was delayed to some extent due to the economic repercussions resulting from the COVID-19 pandemic that occurred in 2020, on April 9, 2021, the Korea Deposit Insurance Corporation sold 14,445,354 shares of Woori Financial Group Inc. that it held through an after-hours block trade. In accordance with the plan announced in 2019, the Korea Deposit Insurance Corporation completed the sale of its 9.3% equity stake in Woori Financial Group Inc. in December 2021, whereupon the largest shareholder of Woori Financial Group Inc. became the Woori Financial Group Inc. Employee Stock Ownership Association. In addition, in February 2022, the Korea Deposit Insurance Corporation disposed of approximately 2.2% of the shares of Woori Financial Group Inc. through an off-market block sale and, upon its ownership interest falling below 5%, ceased to be a holder of a large shareholding.

As of the day immediately preceding the filing date of this Registration Statement, there are no planned transfers or acquisitions of equity interests by the principal shareholders. However, investors should note that, in the case of the Woori Financial Group Inc. Employee Stock Ownership Association, which has become the largest shareholder as a result of the Share Exchange, individual members of the association may sell their respective holdings of Woori Financial Group Inc. shares at their own discretion.

C. Restrictions on Share Disposal by Major Shareholders Following Share Exchange and Legal Basis

Not applicable.

3. Changes in the Company’s Capital Following the Share Exchange

(Unit: share, KRW million)

Category	Class	Prior to Exchange	Following the Exchange
Number of Authorized Shares	Common Shares	4,000,000,000	4,000,000,000
Number of Issued Shares	Common Shares	728,089,682	736,786,557
Capital	—	3,802,676	3,846,160
Capital Surplus	—	8,120,236	8,377,568

Note 1)	The pre-exchange figures are financial data on a standalone (non-consolidated) basis as of December 2025.

Note 2)	The actual increase in the capital surplus of Woori Financial Group Inc. resulting from the Share Exchange may differ from the amounts set forth in the table above. Woori Financial Group Inc. intends to determine the issue price of the new shares to be issued in connection with the Share Exchange based on the closing price of its common shares on the Share Exchange Date.

Note 3)	The number of shares outstanding and the amount of common stock capital after the Share Exchange have been calculated taking into account the 8,696,875 new shares to be issued in connection with the Share Exchange.

4. Management Policy and Composition of Executive Officers

Notwithstanding Article 360-13 of the Commercial Act, the directors and auditors of Woori Financial Group who were appointed prior to the Share Exchange shall maintain their previous terms of office, and no new officers shall be appointed as a result of the Share Exchange.

Other than the foregoing, there are no changes to material business policies or the composition of officers as a result of the Transaction.

5. Business Plan

Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., which will become a wholly-owned subsidiary, intend to continue their current principal business operations following the Share Exchange. Furthermore, as of the filing date of the Securities Registration Statement, there are no additional business ventures, changes, or discontinuances that have been sufficiently materialized to permit public disclosure, and the Company shall ensure that any such matters are disclosed in accordance with applicable laws and regulations once finalized. For further details regarding the planned corporate restructuring, please refer to “Part I / I. Basic Information Regarding the Share Exchange / 1. Purpose of the Share Exchange / C. Plans for Future Corporate Restructuring.”

6. Balance Sheet Following Comprehensive Share Exchange

[Woori Financial Group Inc.]

(Unit: KRW million)

Item	Prior to Exchange	Following the Exchange	Increase or Decrease
Cash and cash equivalents	1,485,933	1,485,933	—
Financial assets at fair value through other comprehensive income	551,861	551,861	—
Loans and other financial assets measured at amortized cost	867,389	867,389	—
Investments in subsidiaries	25,599,124	25,899,940	300,816
Tangible assets	3,861	3,861	—
Intangible assets	3,086	3,086	—
Net defined benefit assets	440	440	—
Current tax assets	34,247	34,247	—
Deferred tax assets	6,743	6,743	—
Other assets	430	430
Total Assets	28,553,114	28,853,930	300,816
Issued bonds	2,717,637	2,717,637	—
Provision for liabilities	1,559	1,559	—
Current income tax liabilities	708,717	708,717	—
Other financial liabilities	681,374	681,374	—
Other liabilities	3,563	3,563	—
Total Liabilities	4,112,850	4,112,850	—
Capital	3,802,676	3,846,160	43,484
New capital securities	3,710,228	3,710,228	—
Capital surplus	8,120,236	8,377,568	257,332
Other capital	-103,329	-103,329	—
Retained earnings	8,910,453	8,910,453	—
Total Capital Account	24,440,264	24,741,080	300,816

Note 1) The balance sheet before the exchange reflects the figures from the standalone balance sheet as of the end of the first quarter of 2026.

Note 2) The post-exchange balance sheet reflects only the newly issued shares resulting from the exchange and the incremental equity interest in Tongyang Life Insurance Co., Ltd. to be held by Woori Financial Group Inc. as a consequence of the exchange, based on the pre-exchange balance sheet, and does not incorporate elements that are difficult to forecast at the present time.

Note 3) The fair value per issued share (i.e., the fair value on the Share Exchange Date) has been assumed to be KRW 34,589, which is the share price used in determining the Share Exchange ratio.

Note 4) The foregoing is presented in summary form and may differ from the actual balance sheet following the exchange as prepared in accordance with corporate accounting standards.

[Tongyang Life Insurance Co., Ltd.]

(Unit: KRW million)

Item	Prior to Exchange	Following the Exchange	Increase or Decrease
Cash and cash equivalents	355,450	355,450	—
Financial assets at fair value through profit or loss	5,177,276	5,177,276	—
Financial assets at fair value through other comprehensive income	22,414,696	22,414,696	—
Financial assets at amortized cost	5,387,697	5,387,697	—
Derivative assets designated for hedging purposes	1,423	1,423	—
Tangible assets	85,300	85,300	—
Investment property	310,586	310,586	—
Intangible assets	25,877	25,877	—
Net-defined benefit assets	—	—
Current tax assets	148,518	148,518
Deferred tax assets	123,681	123,681
Other assets	13,558	13,558	—
Reinsurance contract assets	417,348	417,348	—
Total Assets	34,461,410	34,461,410	—
Insurance contract liabilities	26,584,371	26,584,371	—
Reinsurance contract liabilities	8,874	8,874	—
Investment contract liabilities	3,649,785	3,649,785	—
Financial liabilities at fair value through profit or loss	18,162	18,162
Bonds payable	1,249,534	1,249,534
Other financial liabilities	97,396	97,396	—
Derivative liabilities designated for hedging purposes	980,825	980,825
Provisions	38,729	38,729
Net-defined benefit liabilities	1,112	1,112
Other liabilities	6,315	6,315	—
Total Liabilities	32,635,103	32,635,103	—
Capital	806,793	806,793	—
Capital surplus	463,680	463,680	—
Capital adjustments	–116,906	–116,906	—
Accumulated other comprehensive income	-958,677	-958,677	—
Retained earnings	1,631,417	1,631,417	—
Total Capital Account	1,826,307	1,826,307	—

Note 1) The balance sheet before the exchange reflects the figures from the standalone balance sheet as of the end of the first quarter of 2026.

Note 2) The post-exchange balance sheet does not reflect the exercise of appraisal rights, which cannot be predicted at this time.

Note 3) The foregoing information has been prepared on a summary basis and may differ from the actual post-exchange balance sheet prepared in accordance with applicable accounting standards.

7. Whether Any Put-Back Option Exists in Connection with the Share Exchange

Not applicable.

8. Other Information Relevant to Investment Decisions

A. Conditions Precedent to the Share Exchange

The Share Exchange Agreement dated April 29, 2026, entered into between Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. for a comprehensive exchange of shares (the “Share Exchange Agreement”) shall become effective upon execution; provided, however, that upon the occurrence of any of the following events, the Share Exchange Agreement shall be deemed null and void retroactively without any separate action by the parties, or may be amended or terminated by written agreement of the parties.

(1) Grounds for Nullification of Share Exchange Agreement

If the approval of the Share Exchange Agreement is rejected at the board meeting in lieu of the shareholders’ meeting of Woori Financial Group Inc. or at the extraordinary shareholders’ meeting of Tongyang Life Insurance Co., Ltd., the Share Exchange Agreement shall automatically terminate without any further action by the parties, and accordingly, the comprehensive share exchange shall not be consummated.

(2) Grounds for Amendment or Termination of the Share Exchange Agreement

The Exchange Agreement may be amended or terminated upon the occurrence of any of the following events:

Article 14 (Amendment and Termination of this Agreement)

(1) If, after the execution of this Agreement and prior to the Share Exchange Date, there exist unavoidable circumstances that render it impracticable to maintain this Agreement due to changes in the external environment, including the capital markets, the Parties may terminate this Agreement by mutual written consent, and the authority to consent to such termination is hereby delegated to the representative director of each Party.

(2) If, after the execution of this Agreement and until the Share Exchange Date, any matter related to the terms and conditions of this Agreement is in violation of applicable laws and regulations or accounting standards, the Parties may, by mutual written agreement, amend this Agreement to ensure compliance with such laws, regulations, and accounting standards, and the authority to agree on such amendments is hereby delegated to the representative director of each Party.

(3) If any of the following events occurs between the execution of this Agreement and the Share Exchange Date, the relevant Party may terminate this Agreement in accordance with the applicable provision below or may amend this Agreement in consultation with the other Party. For the avoidance of doubt, this Agreement may not be terminated after the Share Exchange Date.

1. If a shareholder holding at least 20% of the total number of issued and outstanding shares of Woori Financial Group notifies in writing its objection to this Share Exchange pursuant to Article 360-10(5) of the Commercial Act and Article 62-2(2) of the Financial Holding Companies Act, by written notice by Woori Financial Group (provided, however, that this shall not apply where Woori Financial Group resolves to proceed with this Share Exchange as a general share exchange procedure pursuant to the proviso to Article 5(1) of this Agreement);

2. In the event of a material adverse change in the assets, liabilities, or business condition of either Party (including, without limitation, insolvency, bankruptcy, or the commencement of rehabilitation proceedings), by written notice by the other Party;

3. If any governmental authorization required to be obtained in connection with this Share Exchange is not definitively obtained, or if this Share Exchange results in a material breach of applicable laws and regulations that cannot be remedied, or if any other grounds arise that make it impossible to maintain this Agreement, by written notice by each Party;

4. In the event that the aggregate purchase price payable by Tongyang Life Insurance to its shareholders as a result of the exercise of appraisal rights exceeds KRW 200 billion (the aggregate purchase price payable to shareholders shall be calculated based on the amount determined in accordance with the Financial Investment Services and Capital Markets Act and subordinate statutes), by written notice by Tongyang Life Insurance.

(4) The Parties may enter into a separate agreement with respect to any matters requiring additional agreement in connection with the Share Exchange, and any such separate agreement shall be deemed to form an integral part of this Agreement.

(5) If there is any change in the terms of this Share Exchange, including the exchange ratio, the Parties shall execute a written agreement confirming such change, and such agreement shall be deemed to form an integral part of this Agreement.

(6) If this Agreement is terminated or amended pursuant to this Article or lapses in accordance with the proviso to Article 13, neither Party nor its shareholders, officers, employees, agents, or other representatives shall have any liability to the other Party under this Agreement or in connection with this Share Exchange.

(7) If this Agreement is terminated pursuant to this Article, this Agreement shall cease to have effect; provided, however, that the provisions set forth in this Article, Article 12, and Article 15 shall continue to remain in full force and effect.

ø Pursuant to Article 14(3)-1 of this Share Exchange Agreement, in the event that a shareholder holding shares representing at least 20% of the total issued shares of Woori Financial Group Inc. notifies in writing its objection to this Share Exchange in accordance with Article 360-10(5) of the Commercial Act and Article 62-2(2) of the Financial Holding Companies Act, the Parties may rescind this Share Exchange Agreement by mutual written consent; provided, however, that as of May 14, 2026, the period for receiving notices of opposition to the small-scale share exchange (May 6, 2026 through May 13, 2026) has expired, and the total number of shares held by opposing shareholders amounts to 4,396,004 shares, representing 0.6% of the total issued shares of Woori Financial Group Inc. (734,076,320 shares), which does not reach the threshold of 20%; accordingly, the grounds for termination or amendment of this Share Exchange Agreement set forth in Article 14(3)-1 above are no longer applicable.

B. Disclosure of Share Exchange Agreement, etc.

Pursuant to Article 360-4(1) of the Commercial Act, Woori Financial Group Inc. shall keep the documents listed below at its head office from the date of the public notice of the small-scale share exchange until the date falling six months after the Share Exchange Date. In the case of Tongyang Life Insurance Co., Ltd., such documents shall be kept at its head office from seven days prior to the date of the extraordinary shareholders’ meeting convened to approve the all-inclusive share exchange until the date falling six months after the Share Exchange Date.

(1) Share Exchange Agreement;

(2) A document stating the reasons for the allocation of shares to the shareholders of the company becoming a wholly-owned subsidiary;

(3) The most recent balance sheet and income statement of each company effecting the Share Exchange, prepared within six months prior to the public notice date of the small-scale/comprehensive share exchange.

C. Taxation Due to Share Exchange

(1) Taxation of the Comprehensive Share Exchange

Capital gains (the amount obtained by deducting the acquisition cost and transfer expenses from the transfer price) of the shareholders of Tongyang Life Insurance Co., Ltd. may be subject to corporate income tax or individual income tax. Where the shareholder is a domestic corporation, the capital gain shall be included in the taxable income for each business year and subject to corporate income tax; where the shareholder is a resident individual who does not qualify as a major shareholder under the Income Tax Act, no capital gains tax shall be imposed on the capital gain; however, a major shareholder shall pay capital gains tax at a rate of 22% to 27.5% (including local income tax) on the capital gain. However, if an individual resident major shareholder holds the shares for less than one year, a capital gains tax rate of 33% (including local income tax) shall apply. Where the shareholder is a foreign corporation or a non-resident, the shareholder shall generally be liable to pay corporate tax or income tax in an amount equal to the lesser of (i) 11% of the transfer price (including local income tax) and (ii) 22% of the capital gains (including local income tax); provided, however, that the specific tax treatment may vary depending on the individual circumstances, including whether such foreign corporation or non-resident maintains a permanent establishment in Korea, whether a tax treaty exists between the Republic of Korea and the country of residence of such foreign corporation or non-resident, and the terms and conditions thereof. In addition, a securities transaction tax equivalent to 0.35% of the transfer price shall be levied at the time of the Share Exchange.

[Article 38 of the Act on Restriction on Special Cases Concerning Taxation (Special Taxation Treatment for Comprehensive Share Exchange or Transfer)]

① Where a domestic corporation becomes a wholly-owned subsidiary of the counterparty corporation through a comprehensive share exchange under Article 360-2 of the Commercial Act or a comprehensive share transfer under Article 360-15 of the same Act (hereinafter referred to as “comprehensive share exchange, etc.” in this Article) by satisfying all of the following requirements, the shareholders of the wholly-owned subsidiary may be granted a deferral of transfer income tax or corporate tax on the amount equivalent to the share transfer gains arising from such comprehensive share exchange, etc., as prescribed by Presidential Decree, until such time as the shareholders of the wholly-owned subsidiary dispose of the shares of the wholly-owning parent company or the wholly-owning parent company of that wholly-owning parent company; provided, however, that where a person is unable to hold shares acquired due to unavoidable reasons prescribed by Presidential Decree or is unable to continue his or her business, he or she may be granted a deferral of taxation until he or she disposes of the acquired shares, even if he or she fails to satisfy the requirements under subparagraph 2 or 3: <Amended on Dec. 27, 2010, Jan. 1, 2014, Dec. 20, 2016, Dec. 28, 2021, and Dec. 31, 2024>

1. The comprehensive share exchange or transfer shall be between domestic corporations that have been continuously engaged in business for one year or more as of the date of the comprehensive share exchange or transfer; provided, however, that a wholly-owning parent company newly incorporated through a comprehensive share transfer shall be excluded.

2. Where the shareholders of a wholly-owned subsidiary have received exchange or transfer consideration from a wholly-owning parent company, and (i) the value of the wholly-owning parent company’s shares constitutes at least 80 percent of the total amount of such exchange or transfer consideration, or the value of the shares of the wholly-owning parent company’s wholly-owning parent company constitutes at least 80 percent thereof, (ii) such shares are allocated in accordance with the Presidential Decree, and (iii) the wholly-owning parent company and the shareholders of the wholly-owned subsidiary as prescribed by Presidential Decree hold the shares acquired through such comprehensive share exchange, etc. until the end of the business year in which the exchange or transfer date falls;

3. The wholly-owned subsidiary shall continue its business operations until the end of the fiscal year in which the date of exchange or transfer occurs.

(2) Where the shareholders of a wholly-owned subsidiary are granted a deferral of taxation pursuant to paragraph (1), the wholly-owning parent company shall acquire the shares of the wholly-owned subsidiary at the market price under Article 52 (2) of the Corporate Tax Act, and where any of the following events occurs within the period prescribed by Presidential Decree within three years, the wholly-owning parent company shall notify the shareholders of the wholly-owned subsidiary of the occurrence of such event within one month from the date of occurrence, and the shareholders of the wholly-owned subsidiary shall pay the transfer income tax or corporate tax for which a deferral of taxation was granted pursuant to paragraph (1), as prescribed by Presidential Decree: <Amended on Dec. 27, 2010, Dec. 19, 2017, Dec. 28, 2021, and Dec. 31, 2024>

1. Where a wholly-owned subsidiary ceases its business operations; provided, however, that this shall not apply where the business is discontinued for unavoidable reasons as prescribed by Presidential Decree;

2. Where a shareholder of a wholly-owning parent company or a wholly-owned subsidiary company as prescribed by Presidential Decree disposes of shares acquired through a comprehensive share exchange, etc.; provided, however, that this shall not apply to the disposition of shares acquired for unavoidable reasons as prescribed by Presidential Decree.

(omitted)

[Article 35-2 of the Enforcement Decree of the Act on Restriction on Special Cases Concerning Taxation (Special Taxation on Comprehensive Exchange or Transfer of Stocks)]

(omitted)

(5) When determining whether the value of shares constitutes at least 80 percent of the total amount of consideration for exchange or transfer pursuant to Article 38(1)(2) of the Act, where the wholly-owning parent company has acquired shares of the wholly-owned subsidiary within two years prior to the date of the comprehensive share exchange or transfer, the following amounts shall be deemed to have been delivered in cash and added to the total amount of consideration for exchange or transfer:

1. Where the wholly-owning parent company is not the controlling shareholder of the wholly-owned subsidiary as of the date of the comprehensive share exchange or transfer pursuant to Article 43(7) of the Enforcement Decree of the Corporate Tax Act: Where shares of the wholly-owned subsidiary acquired by the wholly-owning parent company within two years prior to the date of the comprehensive share exchange or transfer exceed twenty percent (20%) of the total number of issued shares of the wholly-owned subsidiary, the acquisition cost of such excess shares;

2. Where the wholly-owning parent company is the controlling shareholder of the wholly-owned subsidiary under Article 43(7) of the Enforcement Decree of the Corporate Tax Act as of the date of the comprehensive share exchange or transfer: The acquisition value of shares acquired within two years prior to the date of the comprehensive exchange or transfer of shares.

(omitted)

⑪ For the purposes of Article 38 (2) of the Act, the term “period prescribed by Presidential Decree” means two years from the beginning of the business year following the business year in which the date of the comprehensive exchange or transfer of shares falls. <Amended on Feb. 2, 2012>

(omitted)

The aforementioned provision stipulates tax deferral where the eligibility requirements are satisfied. Since the Share Exchange does not meet the requirements of Articles 38 and 117 of the Act on Restriction on Special Cases Concerning Taxation, deferred taxation does not apply to major shareholders among the corporate shareholders and individual shareholders participating in the Share Exchange, and the securities transaction tax is not exempted. Please note that corporate income tax or income tax (other than in the case of resident individual minority shareholders) and securities transaction tax (0.35%) may be imposed on any capital gains arising from the comprehensive share exchange and the exercise of appraisal rights. The specific procedures for the filing and payment of securities transaction tax arising from this comprehensive share exchange shall be governed by the Securities Transaction Tax Act.

However, the exemption from securities transaction tax under the Act on Restriction on Special Cases Concerning Taxation is limited to cases where all the requirements of Article 38 (1) of the same Act are met, and since the Share Exchange does not meet such requirements, the securities transaction tax is not exempted. In addition, the transfer pursuant to the exercise of appraisal rights may also give rise to a separate securities transaction tax issue.

(2) Taxation upon Exercise of Appraisal Rights

If a shareholder of Tongyang Life Insurance Co., Ltd. who opposes the Share Exchange exercises appraisal rights, such exercise shall constitute, in principle, an over-the-counter transfer of shares, which may give rise to corporate tax or income tax implications depending on the classification of the relevant shareholder. For resident individuals, gains from the over-the-counter transfer of listed shares are generally not subject to capital gains tax unless they qualify as major shareholders under the Income Tax Act; however, domestic corporations, resident major shareholders, non-residents, or foreign corporations may be subject to separate taxation. In addition, any transfer pursuant to the exercise of appraisal rights shall be treated separately from any transfer pursuant to the Comprehensive Share Exchange.

•	Individual shareholders (other than major shareholders): Tax exemption

•

Major individual shareholders: For a tax base not exceeding KRW 300 million: 22% (inclusive of local income tax); for a tax base exceeding KRW 300 million: KRW 66 million plus 27.5% of the amount in excess of KRW 300 million (inclusive of local income tax)

ø However, 33% (including local income tax) applies if shares are held for less than one year

•	Domestic corporations: Transfer gains are included in the taxable income for each fiscal year and are subject to corporate tax

•

Foreign corporations or non-residents: Corporate tax or capital gains tax shall be paid in an amount equal to the lesser of (i) 11% of the transfer price (including local income tax) or (ii) 22% of the capital gain (including local income tax)

The specific tax treatment may vary depending on individual circumstances, including whether the foreign corporation or non-resident maintains a permanent establishment in Korea, whether a tax treaty exists between the Republic of Korea and the country of residence of such foreign corporation or non-resident, and the contents of such treaty. For details regarding tax applicability, tax base, tax rate, filing procedures, and payment methods, please refer to the applicable laws and regulations.

Separately, securities transaction tax at a rate of 0.35% is imposed on the transfer value regardless of whether the transferor is an individual or not.

D. Disclosure and Delivery of Prospectus

(1) Disclosure of the Prospectus

Pursuant to Article 123 of the Financial Investment Services and Capital Markets Act, the Company plans to prepare a prospectus and disclose it on the Electronic Disclosure Website of the Financial Supervisory Service (http://dart.fss.or.kr) after this Registration Statement becomes effective by the Financial Services Commission. In addition, the prospectus will be made available for inspection by shareholders of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd. at the head offices of Woori Financial Group Inc. and Tongyang Life Insurance Co., Ltd., which will become a wholly-owned subsidiary, as well as at the Financial Services Commission and the Korea Exchange.

(2) Delivery of the Prospectus

Shareholders of Tongyang Life Insurance Co., Ltd. who receive registered common shares of the Company as a result of this Share Exchange (excluding professional investors as prescribed in Article 9(5) of the Financial Investment Services and Capital Markets Act and persons exempted from the delivery of a prospectus pursuant to Article 132 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act) shall be provided with a prospectus prior to the extraordinary general meeting of shareholders to resolve on the Share Exchange in accordance with Article 124 of the Financial Investment Services and Capital Markets Act.

① Recipients of the Prospectus and Method of Delivery

•	Recipients: Registered common shareholders of Tongyang Life Insurance Co., Ltd. as listed in the shareholder register as of the record date for the shareholders’ meeting to approve the Share Exchange

•	Method of Delivery: Sent by registered mail or other means to the address recorded in the shareholder register

(2) Other Matters

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Shareholders of Tongyang Life Insurance Co., Ltd. who will receive registered common shares of Woori Financial Group Inc. as a result of this Share Exchange and who are unable to receive the prospectus sent by registered mail or other means due to circumstances beyond their control are requested either to receive the prospectus by means of electronic document pursuant to Article 385 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act or to indicate in writing their refusal to receive the prospectus.

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For shareholders who have not received the prospectus issued by the Company due to reasons such as returned mail, and who have not expressed their intention to receive it by electronic means or to refuse receipt of the prospectus, the Company shall make the prospectus available for inspection at the Company’s head office, the Financial Services Commission, and Korea Exchange, and shall also electronically disclose it on the Financial Supervisory Service’s Electronic Disclosure System (http://dart.fss.or.kr), where it may be freely accessed at any time.

•	For details regarding receipt of the prospectus, please contact the Company or Tongyang Life Insurance Co., Ltd.

PART 2. INFORMATION RELATING TO WOORI FINANCIAL GROUP

For further information relating to Woori Financial Group provided in its annual business report for the year ended December 31, 2025 and its quarterly business report for the three months ended March 31, 2026, please refer to the Form 6-Ks furnished by Woori Financial Group to the U.S. Securities and Exchange Commission on March 13, 2026 and May 15, 2026, respectively.